As filed with the Securities and Exchange Commission on September 16, 2021

Registration No. 333-256133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BowX Acquisition Corp.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6770	85-1144904
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

(650) 352-4877

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vivek Ranadivé

Chairman and Co-Chief Executive Officer

c/o BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

(650) 352-4877

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dave Peinsipp, Esq. Garth Osterman, Esq. Eric Blanchard, Esq. Richard Segal, Esq. Kevin Cooper, Esq. Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000	Howard Ellin, Esq. C. Michael Chitwood, Esq. David J. Goldschmidt, Esq. Amr Razzak, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 375-3000	P. Michelle Gasaway Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, CA 90071 Tel: (213) 687-5000	Sandeep Mathrani Jared DeMatteis, Esq. WeWork Inc. 575 Lexington Avenue New York, NY 10022

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the business combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share security	Proposed maximum aggregate offering price(3)	Amount of registration fee(4)
Shares of Class A common stock, par value $0.0001 per share	646,133,747	N/A	$21,537.79	$2.35(5)

(1)

Based on the estimated maximum number of shares of Class A common stock, par value $0.0001 per share (“BowX Class A Common Stock”), of the registrant (“BowX”) to be issued to securityholders of WeWork Inc., a Delaware corporation (“WeWork”) in connection with the merger described herein in respect of outstanding WeWork common and preferred stock plus shares of BowX Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options (assuming the exercise price is paid for in cash) (regardless of whether such stock options are in or out of the money), restricted stock units, restricted stock awards and warrants, respectively, at the closing of the business combination. The number of shares in this registration fee table are based on the exact expected exchange ratio as of September 14, 2021 (for example, rounded to seven decimal places rather than four decimal places the exchange ratio is expected to be 0.8256655) rather than the rounded expected exchange ratio of 0.8257 that is used elsewhere in this registration statement. Specifically, this number includes the following number of shares of BowX Class A Common Stock: (A) 558,455,857 shares to holders of WeWork common and preferred stock (other than Class C common stock) and (B) 87,677,890 shares underlying unvested and/or unexercised stock options (assuming the exercise price is paid for in cash) (regardless of whether such stock options are in or out of the money), restricted stock units, restricted stock awards and warrants. The sum of (A) 558,455,857 plus (B) 87,677,890 equals the 646,133,747 shares that are being registered in this registration statement. Using the exact exchange ratio described above (rather than the exchange ratio rounded to four decimal places used elsewhere in this registration statement), there are expected to be issued approximately 558,455,857 shares of BowX Class A Common Stock and 19,925,434 shares of Class C common stock to WeWork stockholders as of the closing of the business combination (not including shares of BowX Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork partnerships profits interest units). The exchange ratio is subject to adjustment as further described in this registration statement.

(2)

Pursuant to Rule 416(a) of Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”). WeWork is a private company, no market exists for its securities, and WeWork has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the WeWork securities expected to be exchanged in the merger described herein, including WeWork securities convertible into WeWork capital stock.

(4)	Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.
(5)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2021

BOWX ACQUISITION CORP.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

Dear BowX Acquisition Corp. Stockholders:

On March 25, 2021, BowX Acquisition Corp., a Delaware corporation (“BowX”), BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”) and a direct, wholly owned subsidiary of BowX, and WeWork Inc., a Delaware corporation (“WeWork”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into WeWork (the “First Merger”), with WeWork surviving the First Merger as a wholly owned subsidiary of BowX (WeWork, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and as promptly as practicable and as part of the same overall transaction as the First Merger, such Surviving Corporation will be merged with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and a direct wholly owned subsidiary of BowX (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). In connection with the Closing (as defined herein), BowX intends to change its name to WeWork Inc. (such post-Closing entity, “New WeWork”).

As a result of and upon the Closing, among other things, all outstanding shares of WeWork Capital Stock (as defined herein) immediately prior to the Effective Time (as defined herein) of the First Merger (other than the Excluded Shares (as defined herein)) will be cancelled in exchange for the right to receive a portion of an aggregate of 655,300,000 shares of New WeWork Class A Common Stock (as defined herein) (at a deemed value of $10.00 per share) representing a pre-transaction equity value of WeWork of approximately $6.553 billion (the “Aggregate Merger Consideration”). The total shares of New WeWork Class A Common Stock to be issued at the closing include shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Units with a catch-up base amount greater than the Per Share Merger Consideration (including corresponding shares of New WeWork Class C Common Stock), the WeWork Series C Convertible Note and in-the-money warrants, respectively, at the Closing. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. As of September 14, 2021, the exchange ratio is expected to be approximately 0.8257 and there are expected to be issued approximately 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (using the rounded exchange ratio of 0.8257 and not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork Partnerships Profits Interest Units). An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors (collectively, the “PIPE Investors”), for a total aggregate purchase price of $800,000,000 (the “PIPE Investment”). The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time, will be retained by New WeWork following the Closing. See the section entitled “The BCA Proposal” of the attached proxy statement/prospectus for further information on the consideration payable to stockholders of WeWork.

On March 25, 2021, BowX Sponsor, LLC (the “Sponsor”), BowX, WeWork, and certain other officers and directors of BowX (the “Sponsor Persons”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor and Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share of BowX ( “BowX Class B Common Stock” and, together with BowX Class A Common Stock, “BowX Common Stock”), held by them and (ii) vote at least 9,454,534 shares of Class B Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The BowX Units, BowX Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market, under the symbols “BOWXU,” “BOWX,” and “BOWXW,” respectively. BowX intends to apply to continue the listing of the New WeWork Class A Common Stock and warrants on the NYSE under the symbols “WE” and “WE WS,” respectively, upon the Closing. At the Closing, each unit will separate into its components consisting of one share of common stock and one-third of one redeemable warrant and, as a result, will no longer trade as a separate security.

BowX cordially invites you to attend a special meeting of its stockholders in lieu of the 2021 annual meeting (the “special meeting”) to consider matters related to the proposed Business Combination. BowX and WeWork cannot complete the Mergers unless BowX’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of New WeWork Class A Common Stock to be issued as the merger consideration. BowX is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus in order to obtain stockholder approvals of the proposals necessary to complete the Business Combination, and these proposals are described in this proxy statement/prospectus.

The special meeting will be held on                , 2021, at                local time, via a virtual meeting. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of BowX’s stockholders and partners, the special meeting will be completely virtual. You may attend the special meeting and vote your shares electronically during the special meeting via live webcast by visiting https://www.cstproxy.com/bowxacquisitioncorp/sm2021. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. BowX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

As described in this proxy statement/prospectus, certain stockholders of WeWork are parties to a support agreement with BowX whereby such stockholders agreed to vote all of their WeWork Capital Stock in favor of approving the Business Combination.

In addition, WeWork will seek an irrevocable written consent of WeWork’s stockholders as required to approve and adopt the Merger Agreement and the Business Combination contemplated thereunder. In the event WeWork determines it is not able to obtain written consent, WeWork will hold a meeting of WeWork stockholders for the purpose of voting to approve and adopt the Merger Agreement and the Business Combination contemplated thereunder. Such approval requires (a) the holders of a majority of the shares of the WeWork Capital Stock outstanding; and (b) with respect to any transactions subject to Article Fifth, Part A, Section 3.17 of WeWork’s amended and restated certificate of incorporation (the “Related Party Charter Provision”), the affirmative vote or written consent of the holders of at least a majority of the outstanding WeWork Senior Preferred Stock that are not held by any SoftBank Party to affirmatively vote in favor of any such transactions. On March 25, 2021, in connection with execution of the Merger Agreement, BowX, WeWork and certain stockholders of WeWork entered into Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such WeWork stockholders agreed to execute and deliver a written consent with respect to the outstanding shares of WeWork Capital Stock held by the signing WeWork stockholders adopting the Merger Agreement and related transactions and approving the Business Combination (including consenting to enter into the Merger Agreement effective on March 25, 2021 for purposes of the Related Party Charter Provision (as defined herein), to the extent applicable). Such written consent must be delivered promptly, and in any event within forty-eight (48) hours (or, in the case of SB WW Holdings (Cayman) Limited, WeWork’s largest stockholder, five (5) calendar days) after (x) the proxy statement/prospectus relating to the approval by BowX stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to BowX and WeWork stockholders, and (y) BowX or WeWork requests it. The shares of WeWork Common Stock and WeWork Preferred Stock that are owned by the Key Stockholders (as defined herein) and subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of WeWork Capital Stock (voting as a single class and on an as converted basis). The execution and delivery of such written consents by all of the stockholders of WeWork that have entered into Stockholder Support Agreements will constitute the WeWork stockholder approval at the time of such delivery, and no additional approval or vote from any holders of any class or series of stock of WeWork will be necessary to adopt and approve the Merger Agreement and the Business Combination.

After careful consideration, the BowX board of directors has unanimously approved the Merger Agreement and the other proposals described in this proxy statement/prospectus, and the BowX board of directors has determined that it is advisable to consummate the Business Combination. The BowX board of directors recommends that you vote “FOR” the proposals described in this proxy statement/prospectus (including each of the sub-proposals).

BowX is providing the accompanying proxy statement/prospectus and proxy card to you in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments or postponements of the special meeting. Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting.

More information about BowX, WeWork and the Business Combination is contained in this proxy statement/prospectus. BowX and WeWork urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE BOWX REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BOWX’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our board of directors, I thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Vivek Ranadivé
Chairman of the Board and Co-Chief Executive Officer

This proxy statement/prospectus is dated                , 2021, and is first being mailed to the stockholders of BowX on or about                , 2021.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

BOWX ACQUISITION CORP.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

NOTICE OF SPECIAL MEETING IN LIEU OF 2021 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON                 , 2021

TO THE STOCKHOLDERS OF BOWX ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of BowX Acquisition Corp., a Delaware corporation (“BowX”), will be held at                 , Eastern Time, on                , 2021, virtually via live webcast at https://www.cstproxy.com/bowxacquisitioncorp/sm2021. BowX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. You are cordially invited to attend the special meeting, which will be held for the following purposes:

•

Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 25, 2021, (the “Merger Agreement”), by and among BowX, Merger Sub and WeWork, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into WeWork, with WeWork surviving the First Merger as a wholly owned subsidiary of New WeWork, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus (the “BCA Proposal”);

•

Organizational Documents Proposals — to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to amend BowX’s Amended and Restated Certificate of Incorporation (the “Existing Charter”) and BowX’s Bylaws (the “Existing Bylaws” and together with the Existing Charter, the “Organizational Documents”), which are reflected in the proposed Second Amended and Restated Certificate of Incorporation of BowX (the “Proposed Charter”) and proposed Amended and Restated Bylaws of BowX (the “Proposed Bylaws” and together, the “Proposed Organizational Documents”), the full texts of which are attached to this proxy statement/prospectus as Annex B and Annex C:

(A)

Proposal No. 2 — Organizational Documents Proposal A — to authorize the change in the authorized capital stock of BowX from 87,500,000 shares of BowX Class A Common Stock, 12,500,000 shares of BowX Class B Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001, to (a) 1,500,000,000 shares of Class A common stock, par value $0.0001 per share, of New WeWork (the “New WeWork Class A Common Stock”), (b) 25,041,666 shares of Class C common stock, par value $0.0001 per share, of New WeWork (the “New WeWork Class C Common Stock” and, together with the WeWork Class A Common Stock, the “New WeWork Common Stock”), and (c) 100,000,000 shares of preferred stock, $0.0001 per share, of New WeWork (the “New WeWork Preferred Stock” and, together with the New WeWork Common Stock, the “New WeWork Capital Stock”). Further, to authorize the New WeWork Class C Common Stock as a non-economic voting security without rights to dividends or on liquidation (“Organizational Documents Proposal A”);

(B)

Proposal No. 3 — Organizational Documents Proposal B — with respect to any vote or election submitted to the holders of shares of New WeWork Capital Stock for approval, to restrict the SoftBank Holders (as defined herein), for a period of at least two years, from exercising voting rights over more than 49.9% of the voting securities present (attending virtually or by proxy) and voting at any such meeting of the stockholders (“Organizational Documents Proposal B”);

(C)	Proposal No. 4 — Organizational Documents Proposal C — to provide for only one class of board of directors and direct that board vacancies be filled by the majority of directors then in

i

office, unless specified otherwise in the Stockholders Agreement or Proposed Bylaws (each, as defined below) (“Organizational Documents Proposal C”); and

(D)

Proposal No. 5 — Organizational Documents Proposal D — to approve and adopt the additional changes in the Proposed Charter, including changing BowX’s name from “BowX Acquisition Corp.” to “WeWork Inc.,” which our board of directors believes are necessary to adequately address the needs of New WeWork immediately following the consummation of the Business Combination and approval of the Proposed Charter (“Organizational Documents Proposal D”);

•

Proposal No. 6 — The Director Election Proposal — to consider and vote upon a proposal to elect, effective at Closing, assuming the BCA Proposal and the Organizational Documents Proposals are approved, nine directors who, upon consummation of the Business Combination, will be the directors of New WeWork (the “Director Election Proposal”);

•

Proposal No. 7 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve and adopt for purposes of complying with the applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of (a) shares of BowX Class A Common Stock to the PIPE Investors, pursuant to the PIPE Investment; and (b) shares of New WeWork Common Stock to the WeWork Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”);

•

Proposal No. 8 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt the New WeWork 2021 Equity Incentive Plan attached to this proxy statement/prospectus as Annex D (the “Equity Incentive Plan Proposal”);

•

Proposal No. 9 — The ESPP Proposal — to consider and vote upon a proposal to approve and adopt the New WeWork 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex E (the “ESPP Proposal”); and

•

Proposal No. 10 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting (the “Adjournment Proposal”).

We may not consummate the Business Combination unless the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal (together, the “Condition Precedent Proposals”) are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of BowX Class A Common Stock and BowX Class B Common Stock at the close of business on                , 2021, are entitled to notice of and to vote and have their votes counted at the special meeting and any adjournment of the special meeting. A complete list of our stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to BowX’s stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournment of the special meeting. Whether or not you plan to attend the special meeting, all of BowX’s stockholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

After careful consideration, the board of directors of BowX has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Merger Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to BowX’s stockholders in this proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of BowX, you should keep in mind that BowX’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to our Existing Charter, a holder of shares of BowX Class A Common Stock originally sold in our initial public offering, including as part of the units issued in our initial public offering, (such stock the “public stock”) may request of BowX that BowX redeem all or a portion of such holder’s BowX Class A Common Stock for cash if the Business Combination is consummated. As a holder of BowX Class A Common Stock, you will be entitled to receive cash for any such shares to be redeemed only if you:

(i)

(a) hold BowX Class A Common Stock, or (b) if you hold BowX Class A Common Stock through units, you elect to separate your units into the underlying BowX Class A Common Stock and public warrants prior to exercising your redemption rights with respect to the BowX Class A Common Stock;

(ii)	submit a written request to Continental Stock Transfer & Trust Company (“Continental”), BowX’s transfer agent, that BowX redeem all or a portion of your public stock for cash; and

(iii)	deliver your public stock to Continental, BowX’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their BowX Class A Common Stock in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2021, (two business days before the special meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying BowX Class A Common Stock and public warrants prior to exercising redemption rights with respect to the BowX Class A Common Stock. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying BowX Class A Common Stock and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, BowX’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem BowX Class A Common Stock regardless of if or how they vote with respect to the BCA Proposal. If the Business Combination is not consummated, the public stock will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the BowX Class A Common Stock that it holds and timely delivers its shares to Continental, BowX’s transfer agent, New WeWork will redeem such BowX Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account as of June 30, 2021, of approximately $483.1 million, the estimated per share redemption price would have been approximately $10.00. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its BowX Class A Common Stock for cash and will no longer own BowX Class A Common Stock. The redemption takes place following the Business Combination and, accordingly, it is shares of New WeWork Class A Common

Stock that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Special Meeting of BowX — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your shares of public stock for cash.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its BowX Class A Common Stock with respect to more than an aggregate of 15% of the BowX Class A Common Stock, without the consent of BowX. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the BowX Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

Our initial stockholders, including the Sponsor, and our directors and officers have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination, including their shares of BowX Class B Common Stock and any public stock purchased after our initial public offering (including in open market and privately negotiated transactions). As a result, the parties to the Sponsor Support Agreement (as defined herein) agreed to, among other things, vote at least 9,454,534 shares of Class B Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the record date, our initial stockholders, including our Sponsor, and our directors and officers beneficially own an aggregate of approximately 18.6% of the outstanding shares of BowX Common Stock. Subject to the terms and conditions contemplated by the Sponsor Support Agreement, the BowX Common Stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 13% of the issued and outstanding BowX Common Stock.

The Merger Agreement provides that the obligations of WeWork to consummate the First Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of WeWork and BowX, or their affiliates (such amount, the “Trust Amount”)) plus the PIPE Investment Amount actually received by BowX at or prior to the Closing Date, is at least equal to $800.0 million (the “Minimum Available Cash Condition”). The Minimum Available Cash Condition is for the sole benefit of WeWork. If the Trust Amount when added to the PIPE Investment (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Condition amount, then the Minimum Available Cash Condition will be deemed to have been satisfied. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the Organizational Documents, in no event will BowX redeem shares of public stock in an amount that would cause New WeWork’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Merger Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement.

The approval of the Organizational Documents Proposals (other than Organizational Documents Proposals A and D) requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all outstanding shares of BowX Common Stock entitled to vote. The approval of Organizational Documents Proposals A and D will require the affirmative vote of the holders of a majority of the outstanding shares of BowX Class A Common Stock on the record date and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock on the record date. The BCA Proposal and Adjournment Proposal require the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy, entitled to vote. The Stock Issuance Proposal, Equity Incentive Plan Proposal and the ESPP Proposal require the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy, entitled to vote and who vote thereon at the special meeting. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of BowX Common Stock attending virtually or by proxy and voted at the special meeting. Because the Director Election Proposal is an uncontested election with no cumulative voting, every director nominee will be assured election upon receiving just one “for” vote.

Your vote is very important. Whether or not you plan to virtually attend the special meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will not be voted. An abstention or broker non-vote on any proposal will be counted toward the quorum requirement for the special meeting. If you are a stockholder of record and you attend the special meeting and wish to vote virtually, you may withdraw your proxy and vote while attending virtually.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling at (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing bowx.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of BowX Acquisition Corp.,

                                                                                                          , 2021

Vivek Ranadivé
Chairman of the Board and Co-Chief Executive Officer

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR SHARES OF BOWX CLASS A COMMON STOCK ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BOWX’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE

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DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by BowX (File No. 333-256133) (the “Registration Statement”), constitutes a prospectus of BowX under Section 5 of the Securities Act, with respect to the shares of BowX Class A Common Stock to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting of BowX stockholders at which BowX stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

BowX files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read BowX’s SEC filings, including this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K for the year ended December 31, 2020, as amended, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus, without charge, or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:

Vivek Ranadivé, Chairman and Co-Chief Executive Officer

BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA

Tel: (650) 352-4877

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400)

Email: bowx.info@investor.morrowsodali.com

If you are a stockholder of BowX and would like to request documents, please note that to receive timely delivery of the documents in advance of the special meeting of BowX to be held on                 , 2021, you must request the information no later than                 , 2021, five business days prior to the date of the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. BowX does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•	“2021 Plan” are to the New WeWork 2021 Equity Incentive Plan attached to this proxy statement/prospectus as Annex D;

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“Adjusted EBITDA” are to net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by WeWork in connection with regulatory investigations and litigation regarding WeWork’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets;

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“Aggregate Fully Diluted WeWork Capital Stock” are to without duplication, (a) the aggregate number of shares of WeWork Capital Stock (other than WeWork Class C Common Stock and WeWork Restricted Stock Awards) that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon, or subject to, the settlement of WeWork Options (whether or not then vested or exercisable, before giving effect to clause (c) below), WeWork Warrants (whether or not then exercisable, before giving effect to clause (d) below), WeWork Series C Convertible Note, WeWork Restricted Stock Awards, WeWork Restricted Stock Unit Awards and WeWork Partnerships Profits Interest Units (with an assumed 1:1 exchange for Partnership Profits Interest Units for shares of WeWork Common Stock, before giving effect to clause (e) below), in each case, that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, minus (c) a number of shares with a value based on the Per Share Merger Consideration (as defined in the Merger Agreement) equal to the aggregate exercise price of the WeWork Options described in clause (ii) above divided by the Per Share Merger Consideration; provided that any WeWork Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted WeWork Capital Stock, minus (d) a number of shares with a value based on the Per Share Merger Consideration equal to the aggregate exercise price of the WeWork Warrants described in clause (ii) above divided by the Per Share Merger Consideration; provided that any WeWork Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted WeWork Capital Stock, minus (e) a number of shares equal to the aggregate catch-up base amount (pursuant to the Partnership Agreement) of the WeWork Partnerships Profits Interest Units described in clause (ii) above divided by the Per Share Merger Consideration; provided that any WeWork Partnerships Profits Interest Unit with a catch-up base amount equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted WeWork Capital Stock, plus (f) 47,366,404 hypothetical shares of WeWork Common Stock, minus a hypothetical number of shares with a value based on the Per Share Merger Consideration equal to $473,664.04 divided by the Per Share Merger Consideration (it being understood that the hypothetical shares of WeWork Common Stock pursuant to this clause (f) is intended to include dilution from the First Warrant in Aggregate Fully Diluted WeWork Capital Stock);

•	“Aggregate Merger Consideration” are to 655,300,000 shares of BowX Class A Common Stock.

•	“Agreement End Date” are to October 31, 2021;

•	“Anchor PIPE Investors” are to certain investors of WeWork that entered into the Anchor Subscription Agreements in connection with the PIPE Investment;

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•	“Anchor Subscription Agreements” are to the Subscription Agreements pursuant to which the Anchor PIPE Investors consummated the PIPE Investment;

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“Ancillary Agreements” are to the Stockholder Support Agreements, the Sponsor Support Agreement, the Lock-Up Agreements, the Credit Support Letter Agreement, the First Warrant, the Commitment Letter, the FIRPTA Letter and the Confidentiality Agreement;

•	“Available Cash” are to the amount as calculated by adding the Trust Amount and the PIPE Investment Amount;

•	“BowX” are to BowX Acquisition Corp., a Delaware corporation;

•	“BowX Class A Common Stock” are to BowX’s Class A common stock, par value $0.0001 per share;

•	“BowX Class B Common Stock” are to BowX’s Class B common stock, par value $0.0001 per share;

•	“BowX Common Stock” are to BowX Class A Common Stock and BowX Class B Common Stock;

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“BowX Modification in Recommendation” are to the Board of Directors of BowX withdrawing, amending, qualifying or modifying its recommendation to the stockholders of BowX that they vote in favor of the Business Combination;

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“BowX Units” and “units” are to the units of BowX, each unit representing one share of BowX Class A Common Stock and one-third of one redeemable warrant to acquire one share of BowX Class A Common Stock, that were offered and sold by BowX in its initial public offering and registered pursuant to the IPO registration statement (less the number of units that have been separated into the underlying shares of public stock and underlying warrants upon the request of the holder thereof);

•	“Business Combination” are to the Mergers together with the other agreements and transactions contemplated by the Merger Agreement;

•	“Closing” are to the closing of the Business Combination;

•	“Code” are to the Internal Revenue Code of 1986, as amended;

•	“COFECE” are to the Mexican Federal Economic Competition Commission (the Comisión Federal de Competencia Económica);

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“Commitment Letter” are to that certain Letter Agreement by and between BowX, WeWork Companies LLC, StarBright WW LP, and WW Co-Obligor Inc., dated as of March 25, 2021, attached to this proxy statement/prospectus as Annex F;

•	“Company,” “we,” “us” and “our” are to BowX, including after its change of name to “WeWork Inc.”;

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“Company Credit Agreement” are to the Credit Agreement, dated as of December 27, 2019, as amended by the First Amendment, dated as of February 10, 2020, and as further amended by the Second Amendment to the Credit Agreement and First Amendment to the Security Agreement, dated as of April 1, 2020, among WeWork Companies LLC, as co-obligor, SBG, as co-obligor, Goldman Sachs International Bank, as administrative agent, and the issuing creditors and letter of credit participants from time to time party thereto;

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“Company/SBG Reimbursement Agreement” are to the Reimbursement Agreement, dated as of February 10, 2020, as amended by the First Amendment, dated as of April 1, 2020, among WeWork Companies LLC and SBG;

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“Condition Precedent Proposals” are to the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal;

•	“Confidentiality Agreement” are to the Mutual Non-Disclosure Agreement, dated as of December 4, 2020, between BowX and WeWork;

•	“Continental” are to Continental Stock Transfer & Trust Company;

•	“Credit Support Letter Agreement” are to that certain Letter Agreement by and between BowX, WeWork Companies LLC and the SoftBank Obligor dated as of March 25, 2021;

•	“DGCL” are to the General Corporation Law of the State of Delaware;

•	“Effective Time” are to the date and time the First Merger becomes effective;

•	“Enterprise Members” are to organizations with more than 500 full time employees;

•	“ESPP” are to the New WeWork 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex E;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

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“Exchange Ratio” are to the quotient obtained by dividing (i) Aggregate Merger Consideration by (ii) the number of shares of Aggregate Fully Diluted WeWork Capital Stock, which is expected to be approximately 0.8257 based on WeWork’s capitalization as of September 14, 2021;

•	“Excluded Shares” are to WeWork Class C Common Stock, Treasury Shares, the Dissenting Shares, and shares of WeWork Capital Stock reserved in respect of WeWork Awards;

•	“Existing Bylaws” are to the bylaws of BowX, as amended from time to time;

•	“Existing Charter” are to the amended and restated certificate of incorporation of BowX, as amended from time to time;

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“FIRPTA” are to Sections 897, 1445, 6039C and any related provisions of the Code, and the Treasury Regulations promulgated thereunder, commonly known as the “Foreign Investment in Real Property Tax Act”;

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“FIRPTA Letter” are to that letter agreement dated as of March 25, 2021, by and among SBWW, SVFE, BowX and WeWork related to WeWork’s potential current or future status as a USRPHC and related tax withholding matters in connection with the Business Combination;

•	“First Merger” are to the merger of Merger Sub with and into WeWork, with WeWork surviving the merger as a wholly owned subsidiary of BowX;

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“First Warrant” are to one or more warrants issued by BowX to SBWW or its designees to purchase a number of shares of BowX Class A Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent);

•	“Founder Shares” are to the shares of BowX Class B Common Stock issued to Sponsor on May 26, 2020, in connection with our initial public offering;

•	“GAAP” are to accounting principles generally accepted in the United States of America;

•	“HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“initial public offering” are to BowX’s initial public offering that was consummated on August 7, 2020;

•	“initial stockholders” are to holders of BowX’s Class B Common Stock prior to the consummation of the initial public offering and their respective permitted transferees;

•	“IPO registration statement” are to the Registration Statement on Form S-1 (333-239941) filed by BowX in connection with its initial public offering, which became effective on August 4, 2020;

•	“IRS” are to the U.S. Internal Revenue Service;

•	“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

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“LC Warrant” are to one or more warrants issued by BowX to SBG or its designees to purchase a number of shares of BowX Class A Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent);

•	“Lock-Up Agreements” are to lock-up agreements entered into by the Sponsor, certain of BowX’s officers, certain of WeWork’s officers and certain WeWork Stockholders;
•	“Lock-Up Period” are to one year or nine months as specified in the Lock-Up Agreements;

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“Lock-Up Shares” are to any shares of New WeWork Common Stock held by the parties to the Lock-Up Agreements immediately after the Closing, or any shares of New WeWork Common Stock issuable upon the exercise of options, warrants or other convertible securities held by such persons immediately after the Closing;

•	“Mature Locations” are to locations that are open for longer than 12 months;

•	“Merger Agreement” are to the Agreement and Plan of Merger by and among BowX, Merger Sub and WeWork dated as of March 25, 2021;

•	“Merger Sub” are to BowX Merger Subsidiary Corp., a Delaware corporation;

•	“Merger Sub II” are to BowX Merger Subsidiary II, LLC, a Delaware limited liability company;

•	“Mergers” are to the First Merger and Second Merger;

•	“Minimum Available Cash Condition” are to the condition to closing that the Trust Amount and the PIPE Investment Amount, in the aggregate, being greater than $800.0 million;

•	“Nasdaq” are to the Nasdaq Stock Market LLC;

•	“New WeWork” are to BowX immediately following the consummation of the Business Combination;

•	“New WeWork Class A Common Stock” are to Class A common stock, par value $0.0001 per share, of New WeWork;

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“New WeWork Class C Common Stock” are to Class C common stock, par value $0.0001 per share, of New WeWork, a non-economic voting security without rights to dividends or on liquidation that are being issued in exchange for WeWork Class C Common Stock in the First Merger, and that correspond with an outstanding WeWork Partnerships Profits Interest Unit, as described in the section entitled “Certain Relationships and Related Person Transactions — WeWork — Operating Partnership”;

•	“New WeWork Common Stock” are to New WeWork Class A Common Stock and New WeWork Class C Common Stock;

•	“New WeWork Options” are to options to purchase shares of New WeWork Class A Common Stock;

•	“New WeWork Preferred Stock” are to preferred stock, par value $0.0001 per share, of New WeWork;

•	“New WeWork Restricted Stock Awards” are to restricted shares of New WeWork Class A Common Stock;

•	“New WeWork Restricted Stock Units” are to restricted stock units providing for the issuance of New WeWork Class A Common Stock;

•	“Non-Mature Locations” are to locations that are open for less than 12 months;

•	“NYSE” are to New York Stock Exchange;

•	“Organizational Documents” are to the Existing Charter and the Existing Bylaws;

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“Partnership Agreement” are to the Second Amended and Restated Agreement of Exempted Limited Partnership of the WeWork Partnerships, dated on October 30, 2019, which will be amended and restated upon the consummation of the Business Combination as described under “Certain Relationships and Related Person Transactions—WeWork—Operating Partnership”;

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“Person” are to any individual, firm, corporation, partnership, exempted limited partnership, limited liability company, exempted company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•	“Physical Occupancy” are to the number of physical memberships divided by total workstations;

•	“PIPE Investment” are to the purchase of shares of BowX Common Stock pursuant to the Subscription Agreements;

•	“PIPE Investment Amount” are to the $800.0 million aggregate gross purchase price received by BowX prior to or substantially concurrently with the Closing for the shares in the PIPE Investment;

•	“PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•	“PIPE Shares” are to the shares of BowX Common Stock purchased in the PIPE Investment;

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“private placement warrants” are to the warrants to acquire one share each of BowX Class A Common Stock, that were sold in private placements simultaneously with the closing of BowX’s initial public offering;

•	“pro forma” are to giving pro forma effect to the Business Combination;

•	“Proposed Bylaws” are to the proposed bylaws of BowX upon Closing attached to this proxy statement/prospectus as Annex C;

•	“Proposed Charter” are to the proposed certificate of incorporation of BowX upon Closing attached to this proxy statement/prospectus as Annex B;

•	“Proposed Organizational Documents” are to the Proposed Bylaws and the Proposed Charter;

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“public stock” are to the BowX Class A Common Stock (including those shares that underlie the units) that were offered and sold by BowX in its initial public offering and registered pursuant to the IPO registration statement;

•	“public stockholders” are to holders of public stock, whether acquired in BowX’s initial public offering or acquired in the secondary market;

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“public warrants” are to the redeemable warrants to purchase BowX Class A Common Stock (including those that underlie the units) that were offered and sold by BowX in its initial public offering and registered pursuant to the IPO registration statement;

•	“redemption” are to each redemption of shares of public stock for cash pursuant to the Organizational Documents;

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“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among BowX, the Sponsor, the Anchor PIPE Investors and certain other WeWork Stockholders;

•	“Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•	“SBG” are to SoftBank Group Corp. or a controlled affiliate or subsidiary thereof, but unless the context otherwise requires, does not include SVFE or the SoftBank Vision Fund;

•	“SBWW” are to SB WW Holdings (Cayman) Limited, which is an indirect, wholly-owned subsidiary of SBG;

•	“SEC” are to the United States Securities and Exchange Commission;

•	“Second Merger” are to the merger of WeWork with and into Merger Sub II following the First Merger, with Merger Sub II surviving the merger as a wholly owned subsidiary of BowX;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“special meeting” are to the special meeting of the BowX stockholders in lieu of its 2021 annual meeting;

•	“SoftBank Holder” are to SBG and SVF;

•	“SoftBank Obligor” are to SoftBank Group Corp., a Japanese joint-stock company;

•	“SoftBank Party” are to SoftBank Group Corp. or any of its Affiliates, other than WeWork or any of its subsidiaries;

•	“SoftBank Vision Fund” are to SoftBank Vision Fund (AIV M1) L.P.;

•	“Sponsor” are to BowX Sponsor, LLC, a Delaware limited liability company;

•	“Sponsor Persons” are to Murray Rode, Eric Dunn, Lori Wright, and Vijay Advani;

•	“Sponsor Support Agreement” are to that certain Support Agreement, dated March 25, 2021, by and among the Sponsor, the Sponsor Persons, BowX and WeWork;

•	“Stockholders Agreement” are to the certain Stockholders Agreement to be entered into at Closing by and among BowX, the Sponsor, SBWW, SVFE and certain other holders of BowX Common Stock;

•	“Stockholder Support Agreements” are to those certain Support Agreements, each dated March 25, 2021, entered into by and among BowX, WeWork and certain WeWork Stockholders;

•	“Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•	“Surviving Corporation” are to WeWork in its capacity as the surviving corporation of the First Merger;

•	“Surviving Entity” are to Merger Sub II in its capacity as the surviving entity of the Second Merger;

•	“SVFE” are to SVF Endurance (Cayman) Limited, which is a direct, wholly-owned subsidiary of SoftBank Vision Fund;

•	“Third-Party PIPE Investment” are to any PIPE Investment made by a Third-Party PIPE Investor;

•	“Third-Party PIPE Investment Amount” are to the aggregate gross purchase price received by BowX prior to or substantially concurrently with Closing for the shares in the Third-Party PIPE Investment;

•	“Third-Party PIPE Investor” are to any PIPE Investor who is not an Anchor PIPE Investor;

•	“trust account” are to the trust account established at the consummation of BowX’s initial public offering maintained by Continental, acting as trustee;

•	“Trust Agreement” are to the Investment Management Trust Agreement, dated August 4, 2020, by and between BowX and Continental, as trustee;

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“Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of BowX, WeWork or their affiliates);

•	“USRPHC” are to a “United States real property holding corporation” within the meaning of the Code and the Treasury Regulations thereunder;

•	“Warrant Agreement” are to that certain warrant agreement, dated August 4, 2020, between BowX and Continental Stock Transfer & Trust Company;

•	“warrants” are to public warrants and private placement warrants;

•	“WeWork” are to WeWork Inc., a Delaware corporation, prior to the Business Combination;

•	“WeWork All Access” are to monthly memberships providing an individual with access to any participating WeWork locations;

•	“WeWork Awards” are to WeWork Options, WeWork Restricted Stock Unit Awards and WeWork Restricted Stock Awards;

•	“WeWork Capital Stock” are to WeWork Common Stock and WeWork Preferred Stock;

•	“WeWork Class A Common Stock” are to WeWork’s Class A common stock, par value $0.001 per share;

•	“WeWork Class A Common Warrants” are to warrants to purchase WeWork’s Class A Common Stock;

•	“WeWork Class B Common Stock” are to WeWork’s Class B common stock, par value $0.001 per share;

•	“WeWork Class C Common Stock” are to WeWork’s Class C common stock, par value $0.001 per share;

•	“WeWork Class D Common Stock” are to WeWork’s Class D common stock, par value $0.001 per share;

•	“WeWork Common Stock” are to WeWork Class A Common Stock, WeWork Class B Common Stock, WeWork Class C Common Stock and WeWork Class D Common Stock;

•	“WeWork Incentive Plans” means WeWork’s 2013 Stock Incentive Plan and its 2015 Equity Incentive Plan, in each case as amended from time to time;

•	“WeWork Junior Non-Voting Preferred Stock” are to WeWork’s Junior Non-Voting Preferred Stock, par value $0.001 per share;

•

“WeWork Modification in Recommendation” are to the Board of Directors of WeWork withdrawing, amending, qualifying or modifying its recommendation to the stockholders of WeWork that they vote in favor of the Business Combination;

•	“WeWork On Demand” are to WeWork memberships that give users pay-as-you-go access to book individual workspace or conference rooms at nearby WeWork locations;

•	“WeWork Options” are to options to purchase shares of WeWork Common Stock;

•

“WeWork Partnership” are to The We Company Management Holdings L.P., a Cayman Islands exempted limited partnership, which was historically used by WeWork to grant Partnerships Profits Interest Units, as described under “Certain Relationships and Related Person Transactions—WeWork —Profits Interests”;

•

“WeWork Partnerships Class A Common Units” are to interests in the WeWork Partnership that are designated as WeWork Partnership Class A Common Units thereof with the rights and obligations specified with respect to a WeWork Partnership Class A Common Unit set forth in the Partnership Agreement.

•

“WeWork Partnerships Class B Common Units” are to interests in the WeWork Partnership that are designated as WeWork Partnership Class B Common Units thereof with the rights and obligations specified with respect to a WeWork Partnership Class B Common Unit set forth in the Partnership Agreement.

•

“WeWork Partnerships Profits Interest Units” are to interests in the WeWork Partnership that are designated as WeWork Partnership Class PI Common Units thereof with the rights and obligations specified with respect to a WeWork Partnership Class PI Common Unit set forth in the Partnership Agreement and any applicable profits interest award agreement;

•

“WeWork Preferred Stock” are to WeWork Junior Non-Voting Preferred Stock, WeWork Series A Preferred Stock, WeWork Series AP-1 Acquisition Preferred Stock, WeWork Series AP-2 Acquisition Preferred Stock, WeWork Series AP-3 Acquisition Preferred Stock, WeWork Series AP-4 Acquisition Preferred Stock, WeWork Series B Preferred Stock, WeWork Series C Preferred Stock, WeWork Series D-1 Preferred Stock, WeWork Series D-2 Preferred Stock, WeWork Series E Preferred Stock, WeWork Series F Preferred Stock, WeWork Series G Preferred Stock, WeWork Series G-1 Preferred Stock, WeWork Series H-1 Preferred Stock, WeWork Series H-2 Preferred Stock, WeWork Series H-3 Preferred Stock and WeWork Series H-4 Preferred Stock;

•

“WeWork Restricted Stock Awards” are to restricted shares of WeWork Common Stock granted under a WeWork Incentive Plan, which includes any shares of WeWork Common Stock issued pursuant to early-exercised WeWork Options that remain subject to vesting conditions;

•	“WeWork Restricted Stock Unit Awards” are to restricted stock units based on shares of WeWork Common Stock (whether to be settled in cash or shares), granted under a WeWork Incentive Plan;

•	“WeWork Series A Preferred Stock” are to WeWork’s Series A preferred stock, par value $0.001;

•	“WeWork Series AP-1 Acquisition Preferred Stock” are to WeWork’s Series AP-1 preferred stock, par value $0.001 per share;

•	“WeWork Series AP-2 Acquisition Preferred Stock” are to WeWork’s Series AP-2 preferred stock, par value $0.001 per share;

•	“WeWork Series AP-3 Acquisition Preferred Stock” are to WeWork’s Series AP-3 preferred stock, par value $0.001 per share;

•	“WeWork Series AP-4 Acquisition Preferred Stock” are to WeWork’s Series AP-4 preferred stock, par value $0.001 per share;

•	“WeWork Series B Preferred Stock” are to WeWork’s Series B preferred stock, par value $0.001 per share;

•	“WeWork Series C Convertible Note” are to a convertible note exercisable for WeWork Series C Preferred Stock;

•	“WeWork Series C Preferred Stock” are to WeWork’s Series C preferred stock, par value $0.001 per share;

•	“WeWork Series D-1 Preferred Stock” are to WeWork’s Series D-1 preferred stock, par value $0.001 per share;

•	“WeWork Series E Preferred Stock” are to WeWork’s Series E preferred stock, par value $0.001 per share;

•	“WeWork Series F Preferred Stock” are to WeWork’s Series F preferred stock, par value $0.001 per share;

•	“WeWork Series G-1 Preferred Stock” are to WeWork’s Series G-1 preferred stock, par value $0.001 per share;

•	“WeWork Series G Preferred Stock” are to WeWork’s Series G preferred stock, par value $0.001 per share;

•	“WeWork Series H-1 Preferred Stock” are to WeWork’s Series H-1 preferred stock, par value $0.001 per share;

•	“WeWork Series H-2 Preferred Stock” are to WeWork’s Series H-2 preferred stock, par value $0.001 per share;

•	“WeWork Series H-3 Preferred Stock” are to WeWork’s Series H-3 preferred stock, par value $0.001 per share;

•	“WeWork Series H-4 Preferred Stock” are to WeWork’s Series H-4 preferred stock, par value $0.001 per share;

•	“WeWork Series H Preferred Warrants” are to warrants to purchase WeWork Series H-3 Preferred Stock and/or WeWork Series H-4 Preferred Stock;

•

“WeWork Stockholders” are to the stockholders of WeWork and holders of WeWork Awards, WeWork Warrants, WeWork Series C Convertible Note, and Partnerships Profits Interest Units prior to the Business Combination; and

•	“WeWork Warrants” means the WeWork Class A Common Warrants and the WeWork Series H Preferred Warrants.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to BowX Class A Common Stock, shares of BowX Common Stock or warrants include such securities underlying the units.

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF BOWX

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the special meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to BowX’s stockholders. BowX urges stockholders to carefully read this proxy statement/prospectus, including the financial statements and Annexes attached hereto and the other documents referred to herein.

Q:	Why am I receiving this proxy statement/prospectus?

A:

BowX has entered into the Merger Agreement with WeWork and the other parties thereto pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into WeWork, with WeWork surviving the First Merger as a wholly owned subsidiary of BowX; and as promptly as practicable and as part of the same overall transaction as the First Merger, such Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

As a result of and upon the Closing, among other things, all outstanding shares of WeWork Capital Stock immediately prior to the Effective Time (other than the Excluded Shares (as defined below)) will be cancelled in exchange for the right to receive a portion of the Aggregate Merger Consideration (at a deemed value of $10.00 per share) representing a pre-transaction equity value of WeWork of approximately $6.553 billion. Additionally, as a result of and upon the Closing, in accordance with the applicable terms of the WeWork Warrants, the WeWork Warrants will be converted into the right to receive a warrant to purchase shares of New WeWork Common Stock upon the same terms and conditions as are in effect with respect to such WeWork Warrant immediately prior to the Effective Time except that (i) such Converted New WeWork Warrant will relate to that whole number of shares of New WeWork Common Stock (rounded down to the nearest whole share) equal to the number of shares of WeWork Capital Stock subject to such WeWork Warrants, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted New WeWork Warrant shall be equal to the exercise price per share of such WeWork Warrants in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors, for a total aggregate purchase price of $800,000,000. The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time, will be retained by New WeWork following the Closing. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration and Conversion of Certain WeWork Securities — Aggregate Merger Consideration.”

BowX stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Merger Agreement and approve the Business Combination. See the section entitled “BCA Proposal” for more detail.

BowX Units, BowX Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market, under the symbols “BOWXU,” “BOWX” and “BOWXW,” respectively. BowX intends to apply to continue the listing of BowX Class A Common Stock and warrants on the NYSE under the symbols “WE” and “WE WS,” respectively, upon the Closing. At the Closing, each unit will separate into its components consisting of one share of BowX Class A Common Stock and one-third of one redeemable warrant, and therefore there will be no listing of the BowX Units following the consummation of the Business Combination.

THE VOTE OF STOCKHOLDERS IS IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF BOWX AND WEWORK, CAREFULLY AND IN ITS ENTIRETY.

Q:	What matters will the stockholders consider at the special meeting?

A:	At the special meeting, BowX is asking holders of BowX Common Stock to consider and vote upon:

•	The BCA Proposal – a proposal to approve and adopt the Merger Agreement and the Business Combination;

•	The Organizational Documents Proposals – four proposals to amend the Existing Charter;

•	The Director Election Proposal—a proposal to approve the election of nine directors, who, upon consummation of the Business Combination, will be the directors of New WeWork;

•

The Stock Issuance Proposal – a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of (a) shares of BowX Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (b) shares of New WeWork Common Stock to the WeWork Stockholders pursuant to the Merger Agreement;

•	The Equity Incentive Plan Proposal – a proposal to approve and adopt the 2021 Plan;

•	The ESPP Proposal – a proposal to approve and adopt the ESPP; and

•

The Adjournment Proposal – a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting.

If BowX’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. The applicable parties to the Merger Agreement would not be able to waive Organizational Documents Proposals A or D and still complete the Merger on the terms contemplated by the Merger Agreement because there will not be a sufficient number of authorized shares of capital stock of BowX to issue the shares required to be issued in the Merger if Organizational Documents Proposal A is not approved. See the sections entitled “BCA Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

BowX will hold the special meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the special meeting. Stockholders of BowX should read it carefully.

After careful consideration, BowX’s board of directors has determined that the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal are in the best interests of BowX and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Are the proposals conditioned on one another?

A:	Yes. Each of the Condition Precedent Proposals are cross-conditioned on the approval of one another. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	What will happen upon the consummation of the Business Combination?

A:

On the Closing Date, Merger Sub will merge with and into WeWork, with WeWork surviving the First Merger as a wholly owned subsidiary of BowX; and as promptly as practicable and as part of the same overall transaction as the First Merger, such Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II being the surviving entity of the Second Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

As a result of and upon the Closing, among other things, all outstanding shares of WeWork Capital Stock immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled in exchange for the right to receive a portion of the Aggregate Merger Consideration (at a deemed value of $10.00 per share) representing a pre-transaction equity value of WeWork of approximately $6.553 billion. Additionally, as a result of and upon the Closing, in accordance with the applicable terms of the WeWork Warrants, the WeWork Warrants will be converted into the right to receive a warrant to purchase shares of New WeWork Common Stock upon the same terms and conditions as are in effect with respect to such WeWork Warrant immediately prior to the Effective Time except that (i) such Converted New WeWork Warrant will relate to that whole number of shares of New WeWork Common Stock (rounded down to the nearest whole share) equal to the number of shares of WeWork Capital Stock subject to such WeWork Warrants, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted New WeWork Warrant shall be equal to the exercise price per share of such WeWork Warrants in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors, for a total aggregate purchase price of $800,000,000. The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time, will be retained by New WeWork following the Closing. See the section entitled “The BCA Proposal” beginning of the attached proxy statement/prospectus for further information on the consideration payable to stockholders of WeWork.

Q:	Why is BowX proposing the Business Combination?

A:

BowX was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. BowX is not limited to any particular industry or sector.

BowX received $483,000,000 from its initial public offering (including net proceeds from the exercise by the underwriters of its over-allotment option) and sale of the private placement warrants, which was placed into the trust account immediately following the initial public offering. In accordance with the Existing Charter, the funds held in the trust account will be released upon the consummation of the Business Combination. See the question entitled “What happens to the funds deposited in the trust account after consummation of the Business Combination?”

There currently are 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock outstanding. In addition, there currently are 23,873,333 warrants issued and outstanding, consisting of 16,100,000 public warrants and 7,773,333 private placement warrants. Each whole warrant entitles the holder thereof to purchase one share of BowX Class A Common Stock at a price of $11.50 per share. The warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The private placement warrants, however, are non-redeemable so long as they are held by their initial purchasers or their permitted transferees.

Under the Existing Charter, BowX must provide all holders of public stock with the opportunity to have their public stock redeemed upon the consummation of BowX’s initial business combination in conjunction with a stockholder vote.

Q:	What will WeWork Stockholders receive in return for BowX’s acquisition of all of the issued and outstanding equity interests of WeWork?

A:

As a result of and upon the Closing, among other things, all outstanding shares of WeWork Capital Stock immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled in exchange for the right to receive a portion of the Aggregate Merger Consideration (at a deemed value of $10.00 per share) representing a pre-transaction equity value of WeWork of approximately $6.553 billion. Additionally, as a result of and upon the Closing, in accordance with the applicable terms of the WeWork Warrants, the WeWork Warrants will be converted into the right to receive a warrant to purchase shares of New WeWork Common Stock upon the same terms and conditions as are in effect with respect to such WeWork Warrant immediately prior to the Effective Time except that (i) such Converted New WeWork Warrant will relate to that whole number of shares of New WeWork Common Stock (rounded down to the nearest whole share) equal to the number of shares of WeWork Capital Stock subject to such WeWork Warrants, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted New WeWork Warrant shall be equal to the exercise price per share of such WeWork Warrants in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors, for a total aggregate purchase price of $800,000,000. The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time will be retained by New WeWork following the Closing. See the section entitled “The BCA Proposal” in the attached proxy statement/prospectus for further information on the consideration payable to stockholders of WeWork.

Q:	What equity stake will current BowX stockholders and WeWork Stockholders hold in New WeWork immediately after the consummation of the Business Combination?

A:	It is anticipated that, based on the assumptions set forth below, upon the consummation of the Business Combination, the ownership of New WeWork will be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	82.7%	655,300,000	87.4%
Initial Stockholders	9,075,000	1.1%	9,075,000	1.2%
BowX’s Public Stockholders (excluding PIPE Shares)	48,300,000	6.1%	5,068,902	0.7%
PIPE Investors	80,000,000	10.1%	80,000,000	10.7%
Total	792,675,000	100%	749,443,902	100%

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 26,684,451 shares of New WeWork Common Stock at Closing, representing a 3.5% ownership interest.

The numbers of shares of “New WeWork Common Stock Assuming No Redemption” set forth above assumes that no public stockholders elect to have their public stock redeemed, and the numbers of shares of “New WeWork Common Stock Assuming Maximum Redemption” set forth above assumes that 43,231,098 shares of public stock are redeemed.

These numbers and percentages assume (i) (a) the vesting of all shares of New WeWork Common Stock received in respect of the New WeWork Restricted Stock Awards, (b) the vesting and exercise of all in-the-money New WeWork Options for shares of New WeWork Common Stock, (c) the vesting of all New WeWork Restricted Stock Units and the issuance of shares of New WeWork Common Stock in respect thereof, (d) the vesting and net exercise of all in-the-money warrants, and (e) that New WeWork issues shares of New WeWork Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 655,300,000 shares of New WeWork Common Stock (assuming that all New WeWork Options are net-settled) and (ii) that New WeWork issues 80,000,000 shares of New WeWork Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. In addition, the numbers of shares and percentage interests set forth above do not take into account certain potential future exercises of warrants or grants or issuances pursuant to the equity incentive plan established to be effective after the Closing, or any other equity issuances of New WeWork. See the section entitled “Risk Factors – Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan, the First Warrant, the LC Warrant and the exercise of public warrants and private warrants. Having a minority stock ownership position may reduce the influence that BowX’s current stockholders have on the management of New WeWork.” See the section entitled “Description of BowX Securities – Redeemable Warrants.” Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in these numbers and percentages (or in the calculation of the Aggregate Merger Consideration). These numbers and percentages do not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock.

If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different. For example, if we assume that all of the 16,100,000 public warrants and 7,773,333 private placement warrants that will remain outstanding post-Business Combination were exercisable and exercised following completion of the Business Combination in accordance with their terms, then the anticipated ownership of New WeWork at the Closing would be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	80.3%	655,300,000	84.7%
Initial Stockholders	16,848,333	2.1%	16,848,333	2.2%
BowX’s Public Stockholders (excluding PIPE Shares)	64,400,000	7.9%	21,168,902	2.7%
PIPE Investors	80,000,000	9.8%	80,000,000	10.3%
Total	816,548,333	100%	773,317,235	100%

For further details, see “BCA Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 42,784,451 shares of New WeWork Common Stock at Closing, representing a 5.4% ownership interest.

Q:	Will the Company obtain new financing in connection with the Business Combination?

A:

Yes. The PIPE Investors have agreed to purchase in the aggregate approximately 80,000,000 shares of New WeWork Class A Common Stock, for $800,000,000 of gross proceeds, in the PIPE Investment. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See “BCA Proposal — Related Agreements — Subscription Agreements.”

Q:	Did the board of directors of BowX obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

No. The BowX board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The BowX board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. The BowX board of directors also determined, without seeking a valuation from a financial advisor, that WeWork’s fair market value was at least 80% of BowX’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of the BowX board of directors as described above in valuing WeWork’s business and assuming the risk that the BowX board of directors may not have properly valued such business.

Q:	Who will be the officers and directors of New WeWork if the Business Combination is consummated?

A:

The Merger Agreement provides that, immediately following the consummation of the Business Combination, the New WeWork board of directors will be comprised of nine directors: Marcelo Claure, Michel Combes, Bruce Dunlevie, Véronique Laury, Sandeep Mathrani, Deven Parekh, Vivek Ranadivé, Kirthiga Reddy and Jeff Sine. Immediately following the consummation of the Business Combination, we expect that the following will be the executive officers of New WeWork: Sandeep Mathrani, Benjamin “Ben” Dunham, Anthony Yazbeck, Jared DeMatteis, Lauren Fritts, Peter Greenspan, Hamid Hashemi, Maral Kazanjian, Scott Morey and Roger Solé Rafols. Concurrently with the consummation of the Business Combination, BowX’s officers and directors, other than Mr. Ranadivé (who will serve as a director of New WeWork following the Business Combination), will resign from their respective positions at BowX. For more information on the management of New WeWork following the Business Combination, see the section entitled “Management of New WeWork Following the Business Combination.”

Q:	Do WeWork Stockholders need to approve the Business Combination?

A:

Yes. On March 25, 2021, in connection with execution of the Merger Agreement, BowX, WeWork and certain stockholders of WeWork entered into Stockholder Support Agreements, pursuant to which, among other things and subject to the terms and conditions therein, such WeWork Stockholders agreed to execute and deliver a written consent with respect to the outstanding shares of WeWork Capital Stock held by the signing WeWork Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination (including consenting to enter into the Merger Agreement effective on March 25, 2021 for purposes of any transactions subject to Article Fifth, Part A, Section 3.17 of WeWork’s amended and restated certificate of incorporation (the “Related Party Charter Provision”), to the extent applicable). Such written consent must be delivered promptly, and in any event within forty-eight (48) hours (or, in the case of SBWW, WeWork’s largest stockholder, five (5) calendar days) after (x) the proxy statement/prospectus relating to the approval by BowX stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to BowX and WeWork Stockholders, and (y) BowX or WeWork requests it. The shares of WeWork Common Stock and WeWork Preferred Stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of WeWork Capital Stock (voting as a single class and on an as converted basis). The execution and delivery of such written consents by all of the stockholders of WeWork that have entered into Stockholder Support Agreements will constitute the WeWork stockholder approval at the time of such delivery, and no additional approval or vote from any holders of any class or series of stock of WeWork will be necessary to adopt and approve the Merger Agreement and the Business Combination.

Q:	May BowX or BowX’s directors, officers or advisors, or their affiliates, purchase shares in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, BowX’s directors, BowX’s officers or BowX’s advisors or any of their affiliates may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the trust account without the prior written consent of WeWork. None of the Sponsor, BowX’s directors, BowX’s officers or BowX’s advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers or advisors, or their affiliates, purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. The purpose of these purchases would be to increase the amount of cash available to BowX for use in the Business Combination.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Do I have redemption rights?

A:

If you are a holder of public stock, you may redeem your public stock for cash equal to your pro rata share of the aggregate amount on deposit in the trust account, which holds the proceeds of the initial public offering, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to BowX to pay its franchise and income taxes and for working capital purposes, upon the consummation of the Business Combination. The per share amount BowX will distribute to holders who properly redeem their shares will not be reduced by the deferred underwriting commissions BowX will pay to the underwriters of its initial public offering if the Business Combination is consummated. Holders of the outstanding public warrants do not have redemption rights with respect to such warrants in connection with the Business Combination. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their shares of BowX Class B Common Stock and any public stock that they may have acquired during or after the initial public offering in connection with the completion of BowX’s initial business combination. The shares of BowX Class B Common Stock will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on funds in the trust account as of June 30, 2021, of approximately $483.1 million, the estimated per share redemption price would have been approximately $10.00. This is greater than the $10.00 initial public offering price of BowX Units. Additionally, public stock properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the trust account (including interest but net of taxes payable and dissolution expenses) in connection with the liquidation of the trust account. If the Business Combination is not consummated, BowX may enter into an alternative business combination and close such transaction by August 7, 2022 (subject to the requirements of law). The initial stockholders, including our Sponsor, and our directors and officers, have agreed to waive their redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q:	How do I exercise my redemption rights?

A:	If you are a public stockholder and wish to exercise your right to redeem the public stock, you must:

(i)

(a) hold public stock, or (b) if you hold public stock through units, you elect to separate your units into the underlying public stock and public warrants prior to exercising your redemption rights with respect to the public stock;

(ii)	submit a written request to Continental, BowX’s transfer agent, that BowX redeem all or a portion of your public stock for cash; and

(iii)	deliver your public stock to Continental, BowX’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their shares of public stock in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2021, (two business days before the special meeting) in order for their stock to be redeemed.

The address of Continental, BowX’s transfer agent, is listed under the question “Who can help answer my questions?” below. BowX requests that any request for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

Holders of units must elect to separate the units into the underlying public stock and public warrants prior to exercising redemption rights with respect to the public stock. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public stock and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Public stockholders will be entitled to request that their public stock be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, based on funds in the trust account as of June 30, 2021, of approximately $483.1 million, the estimated per share redemption price would have been approximately $10.00. However, the proceeds deposited in the trust account could become subject to the claims of BowX’s creditors, if any, which could have priority over the claims of the public stockholders, regardless of whether such public stockholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public stockholders electing to redeem their public stock will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public stock, may be withdrawn at any time, with BowX’s consent, up to the time the vote is taken with respect to the BCA Proposal at the special meeting. If you deliver your shares for redemption to Continental and later decide prior to the special meeting not to elect redemption, you may request that BowX’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, BowX’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, BowX’s transfer agent, prior to the vote taken on the BCA Proposal at the special meeting. No request for redemption will be honored unless the holder’s public stock have been delivered (either physically or electronically) to Continental, at least two business days prior to the vote at the special meeting.

If a holder of public stock properly makes a request for redemption and the public stock are delivered as described above, then, if the Business Combination is consummated, New WeWork will redeem the public stock for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Business Combination and, accordingly, it is shares of New WeWork Common Stock that will be redeemed.

If you are a holder of public stock and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:	Is there a limit on the number of shares I may redeem?

A:

A public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public stock with respect to more than an aggregate of 15% of the public stock, without the consent of BowX. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public stock, then any such stock in excess of that 15% limit would not be redeemed for cash, except with BowX’s consent.

Q:	Must I vote “No” in order to redeem my shares?

A:

No. You may exercise your redemption rights whether you vote your public stock for or against the BCA Proposal or do not vote your shares. As a result, the BCA Proposal can be approved by stockholders who will redeem their public stock and no longer remain stockholders, leaving stockholders who choose not to redeem their public stock holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet stock exchange listing standards.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of issued and outstanding units must elect to separate the units into the underlying public stock and public warrants prior to exercising redemption rights with respect to the public stock. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public stock and public warrants, or if you hold units registered in your own name, you must contact Continental, BowX’s transfer agent, directly and instruct them to do so. You are requested to cause your public stock to be separated and delivered to Continental by 5:00 p.m., Eastern Time, on             , 2021, (two business days before the special meeting) in order to exercise your redemption rights with respect to your public stock.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

BowX stockholders who exercise their redemption rights to receive cash from the trust account in exchange for their public stock generally (subject to specified exceptions) will be required to treat the transaction either as (1) a sale of such shares, in which case the redeeming stockholder would recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the public stock redeemed, or (2) a distribution in respect of such shares. If the redemption is treated as a sale of shares, the stockholder’s gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its public stock generally will equal the cost of such shares. If the redemption is treated as a distribution in respect of the stockholder’s public stock, the character of the stockholder’s income will depend on whether BowX has current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A stockholder who purchased BowX Units will have to allocate the cost between the shares of BowX Class A Common Stock or warrants comprising the BowX Units based on their relative fair market values at the time of the purchase. See the section entitled “Certain U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights.”

Q:	What are the U.S. federal income tax consequences of the Mergers to WeWork Stockholders?

A:

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code, and each of BowX and WeWork expects to receive a tax opinion from its counsel, Cooley LLP (“Cooley”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions, representations, covenants, and undertakings of WeWork, BowX, Merger Sub, and Merger Sub II. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is breached, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of WeWork and

BowX to consummate the Mergers, however, is not conditioned upon the receipt of such opinions of Cooley, Skadden, or any other counsel, nor will the parties request a ruling from the IRS regarding the qualification of the Mergers as a reorganization within the meaning of section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization within the meaning of section 368(a) of the Code: (i) U.S. holders (as defined herein) of WeWork Capital Stock will generally not recognize gain or loss for U.S. federal income tax purposes, and (ii) under FIRPTA, Non-U.S. holders (as defined herein) of WeWork Capital Stock will generally recognize gain (but not loss) for U.S. federal income tax purposes. Furthermore, certain Non-U.S. holders will be subject to withholding of U.S. tax under FIRPTA in an amount equal to 15% of the amount realized on the exchange of their WeWork Capital Stock in the Mergers.

The U.S. federal income tax consequences described above may not apply to all holders of WeWork Capital Stock. You should read the section entitled “U.S. Federal Income Tax Consequences of the Mergers for WeWork Stockholders” for a more complete discussion of the U.S. federal income tax considerations relating to the Mergers. Tax matters can be complicated and the tax consequences of the Mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Mergers to you.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:

Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of public stock who properly exercise their redemption rights; to pay transaction fees and expenses incurred by BowX and WeWork in connection with the Business Combination; and for working capital and general corporate purposes of New WeWork following the Business Combination. See the section entitled “BCA Proposal — Sources and Uses of Funds for the Business Combination.”

Q:	What happens if a substantial number of the public stockholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:

Our public stockholders are not required to vote in favor of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are reduced as a result of redemptions by public stockholders. As a result of redemptions, holders of New WeWork Common Stock may be left holding shares in a company with a less liquid trading market, fewer stockholders, less cash and the potential inability to meet stock exchange listing standards.

The Merger Agreement provides that the obligations of WeWork to consummate the First Merger are conditioned on, among other things, that as of the Closing, the Trust Amount plus the PIPE Investment is at least equal to the Minimum Available Cash Condition amount. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public stock in an amount that would cause New WeWork’s net tangible assets (as determined in accordance with Rule 3a51-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	There are a number of closing conditions in the Merger Agreement, including that BowX’s stockholders have approved and adopted the Merger Agreement.

For more information about conditions to the consummation of the Business Combination, see the section entitled “BCA Proposal — The Merger Agreement.”

Q:	When do you expect the Business Combination to be completed?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the special meeting of stockholders; provided that all other conditions to the consummation of the Business Combination have been satisfied or waived. For a description of the conditions for the completion of the Business Combination, see the section entitled “BCA Proposal — The Merger Agreement.”

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Merger Agreement may be terminated. See the sections entitled “BCA Proposal — The Merger Agreement — Closing Conditions” and “— Termination; Effectiveness” for information regarding the parties’ specific termination rights.

If BowX is not able to complete the Business Combination with WeWork by August 7, 2022, and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the Organizational Documents, BowX will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the public stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding shares of public stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (i) and (ii) to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. See the sections entitled “Risk Factors — Risks Related to the Business Combination and BowX — BowX may not be able to complete an initial business combination within the prescribed time frame, in which case it would cease all operations except for the purpose of winding up and it would redeem the public stock and liquidate, in which case the public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and the public warrants will expire worthless” and “— BowX stockholders may be held liable for claims by third parties against BowX to the extent of distributions received by them upon redemption of their shares.” Our initial stockholders, including the Sponsor, and our directors and officers have waived any right to any liquidation distribution with respect to the Founder Shares.

In the event of liquidation, there will be no distribution with respect to outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	If I hold warrants, can I exercise redemption rights with respect to my warrants?

A:	No. There are no redemption rights with respect to the warrants.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	No. Neither BowX’s stockholders nor BowX’s warrant holders have appraisal rights in connection with the Business Combination.

Q:	What do I need to do now?

A:

BowX urges you to read this proxy statement/prospectus, including the financial statements, Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a stockholder or warrant holder. BowX’s stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you are a holder of record of BowX Common Stock on the record date for the special meeting, you may vote virtually at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your stock or, if you wish to attend the special meeting and vote while attending virtually, obtain a valid proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the special meeting?

A:

At the special meeting of stockholders, BowX will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against each of the Business Combination Proposal, the Organizational Documents Proposals and the Adjournment Proposal, and will have no effect on any of the other proposals.

Q:	What will happen if I sign, date and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by BowX without an indication of how the stockholder intends to vote on a proposal will be voted in favor of each proposal presented to the stockholders.

Q:	How can I attend the special meeting?

A:

You may attend the special meeting and vote your shares virtually during the special meeting via live webcast by visiting https://www.cstproxy.com/bowxacquisitioncorp/sm2021. As a registered stockholder, you received a proxy card from Continental, which contains instructions on how to attend the special meeting virtually, including the URL address, along with your 12-digit meeting control number. You will need the 12-digit meeting control number that is printed on your proxy card to enter the special meeting. If you do not have your 12-digit meeting control number, contact Continental at 917-262-2373 or email Continental at proxy@continentalstock.com. Please note that you will not be able to physically attend the special meeting in person, but may attend the special meeting virtually by following the instructions below.

You can pre-register to attend the special meeting virtually starting             , 2021. Enter the URL address into your browser, and enter your 12-digit meeting control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. Prior to or at the start of the special meeting you will need to re-log in using your 12-digit meeting control number and will also be prompted to enter your 12-digit meeting control number if you vote virtually during the special meeting. BowX recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts.

If your shares are held in “street name,” you may attend the special meeting. You will need to contact Continental at the number or email address above, to receive a 12-digit meeting control number and gain access to the special meeting or otherwise contact your broker, bank, or other nominee as soon as possible, to do so. Please allow up to 72 hours prior to the special meeting for processing your 12-digit meeting control number.

If you do not have internet capabilities, you can listen only to the special meeting by dialing 1 877-770-3647 (toll-free) if within the U.S. or Canada, or +1 312-780-0854 (standard rates apply) if outside of the U.S. and Canada, when prompted enter the pin 14309853#. This is listen only, you will not be able to vote or enter questions during the special meeting.

Q:	Do I need to attend the special meeting of stockholders virtually to vote my shares?

A:

No. You are invited to attend the special meeting virtually to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders virtually to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage-paid envelope. Your vote is important. BowX encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	If I am not going to attend the special meeting of stockholders virtually, should I return my proxy card instead?

A:

Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the stock held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Any broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting on any proposal, and will have the same effect as a vote against the Organizational Documents Proposal and will have no effect on any of the other proposals.

Q:	What is the quorum requirement for the special meeting of stockholders?

A:

A quorum will be present at the special meeting of stockholders if a majority of the BowX Common Stock outstanding and entitled to vote at the special meeting is attending virtually or by proxy. In the absence of a quorum, the chairman of the meeting has the power to adjourn the special meeting.

As of the record date for the special meeting, 30,187,501 shares of BowX Common Stock would be required to achieve a quorum.

If there is no quorum, the chairman of the meeting may adjourn the special meeting to another date.

Q:	Who is entitled to vote at the special meeting?

A:

BowX stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned BowX Common Stock at the close of business on             , 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share of BowX Common Stock owned at the close of business on the record date. If your stock is held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the stock you beneficially own are properly counted. Warrants do not have voting rights. As of the close of business on the record date, there were 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock issued and outstanding.

Q:	How many votes do I have?

A:

BowX stockholders are entitled to one vote at the special meeting for each share of BowX Common Stock held of record as of the record date. As of the close of business on the record date for the special meeting, there were 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock issued and outstanding.

Q:	What vote is required to approve each proposal at the special meeting?

A:	The following votes are required for each proposal at the special meeting:

(i)

BCA Proposal: The approval of the BCA Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon at the special meeting.

(ii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals (other than Organizational Documents Proposals A and D) requires the affirmative vote of a majority of the outstanding shares of BowX Common Stock. The approval of Organizational Documents Proposals A and D will require the affirmative vote of the holders of a majority of the outstanding shares of BowX Class A Common Stock on the record date and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock on the record date.

(iii)

Director Election Proposal: The approval of the Director Election Proposal requires the affirmative vote of a plurality of the outstanding shares of BowX Common Stock attending virtually or by proxy and who vote thereon at the special meeting. Because the Director Election Proposal is an uncontested election with no cumulative voting, every director nominee will be assured election upon receiving just one “for” vote.

(iv)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

(v)

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote and who vote thereon at the special meeting.

(vi)

ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote and who vote thereon at the special meeting.

(vii)

Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon at the special meeting.

Q:	What are the recommendations of BowX’s board of directors?

A:

BowX’s board of directors believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of BowX’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	What interests do BowX’s current officers and directors have in the Business Combination?

A:	BowX’s board of directors and executive officers may have interests in the Business Combination that are different from, in addition to or in conflict with, yours. These interests include:

•

the beneficial ownership of our initial stockholders of an aggregate of 12,075,000 shares of BowX Class B Common Stock and 7,773,333 private placement warrants, which shares and warrants would become worthless if BowX does not complete a business combination within the applicable time period, as our initial stockholders have waived any redemption right with respect to these shares. Our initial stockholders paid an aggregate of $25,000 for the BowX Class B Common Stock, and $11,660,000 for the private placement warrants, and such shares and warrants have an aggregate market value of approximately $             million and $             million, respectively, based on the closing price of BowX Class A Common Stock of $             on Nasdaq on             , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Vivek Ranadivé and Murray Rode are the managing members of the Sponsor, and as such Mr. Ranadivé and Rode have voting and investment discretion with respect to the BowX Common Stock and warrants held of record by the Sponsor;

•	the anticipated continuation of Mr. Ranadivé as a director of New WeWork;

•	the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•

the fact that our initial stockholders, including our Sponsor, and our directors and officers, paid an aggregate of approximately $11,660,000 for their 7,773,333 private placement warrants to purchase shares of BowX Class A Common Stock and that such private placement warrants will expire worthless if a business combination is not consummated by August 7, 2022;

•

the fact that our initial stockholders, including our Sponsor and its affiliates, who purchased Class B Common Stock and private placement warrants at the time of our IPO may experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment;

•

that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the initial stockholders, including the Sponsor, and BowX’s directors and officers and their permitted transferees;

•	the continued indemnification of current directors and officers of BowX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•

the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence BowX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. BowX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to BowX stockholders that they approve the Business Combination. BowX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Q:	How does the Sponsor intend to vote their shares?

A:

Our initial stockholders, including the Sponsor, and our directors and officers have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination, including their shares of BowX Class B Common Stock and any public stock purchased after our initial public offering (including in open market and privately negotiated transactions). As of the record date, our initial stockholders, including our Sponsor, and our directors and officers beneficially own an aggregate of approximately 18.6% of the outstanding shares of BowX Common Stock.

Q:	What happens if I sell my BowX Common Stock before the special meeting?

A:

The record date for the special meeting is earlier than the date of the special meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public stock after the applicable record date, but before the special meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such stock (if time permits).

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. Stockholders may send a later-dated, signed proxy card to BowX’s Secretary at BowX’s address set forth below so that it is received by BowX’s Secretary prior to the vote at the special meeting (which is scheduled to take place on                 , 2021) or attend the special meeting virtually and vote. Stockholders also may revoke their proxy by sending a notice of revocation to BowX’s Secretary, which must be received by BowX’s Secretary prior to the vote at the special meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the special meeting?

A:

If you fail to take any action with respect to the special meeting and the Business Combination is approved by stockholders and the Business Combination is consummated, you will become a stockholder or warrant holder of New WeWork. If you fail to take any action with respect to the special meeting and the Business Combination is not approved, you will remain a stockholder or warrant holder of BowX. However, if you fail to vote with respect to the special meeting, you will nonetheless be able to elect to redeem your public stock in connection with the Business Combination (if time permits).

Q:	What should I do with my stock certificates, warrant certificates or unit certificates?

A:	Our stockholders who exercise their redemption rights must deliver (either physically or electronically) their stock certificates to Continental, BowX’s transfer agent, prior to the special meeting.

Holders must complete the procedures for electing to redeem their public stock in the manner described above prior to 5:00 p.m., Eastern Time, on            , 2021, (two business days before the special meeting) in order for their shares to be redeemed.

Our warrant holders should not submit the certificates relating to their warrants. Public stockholders who do not elect to have their public stock redeemed for the pro rata share of the trust account should not submit the certificates relating to their public stock.

Q:	What should I do if I receive more than one set of voting materials?

A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BowX Common Stock.

Q:	Who will solicit and pay the cost of soliciting proxies for the special meeting?

A:

BowX will pay the cost of soliciting proxies for the special meeting. BowX has engaged Morrow Sodali LLC (“Morrow”) to assist in the solicitation of proxies for the special meeting. BowX has agreed to pay Morrow a fee of $37,500, plus disbursements (to be paid with non-trust account funds). BowX will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BowX Class A Common Stock for their expenses in forwarding soliciting materials to beneficial owners of BowX Class A Common Stock and in obtaining voting instructions from those owners. BowX’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Where can I find the voting results of the special meeting?

A:

The preliminary voting results will be expected to be announced at the special meeting. BowX will publish final voting results of the special meeting in a Current Report on Form 8-K within four business days after the special meeting.

Q:	Who can help answer my questions?

A:

If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: bowx.info@investor.morrowsodali.com

You also may obtain additional information about BowX from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of Public Stock and you intend to seek redemption of your public stock, you will need to deliver your public stock (either physically or electronically) to Continental, BowX’s transfer agent, at the address below prior to the special meeting. Holders must complete the procedures for electing to redeem their public stock in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2021, (two business days before the special meeting) in order for their stock to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor

New York, NY 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our, our management team’s, WeWork’s and WeWork’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•	BowX’s ability to complete the Business Combination or, if BowX does not consummate such Business Combination, any other initial business combination;

•	the inability to complete the PIPE Investment;

•	the financial and business performance of New WeWork;

•

satisfaction or waiver (if applicable) of the conditions to the Business Combination, including, among other things: the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of BowX and WeWork, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) receipt of approval for listing on the NYSE, the shares of BowX common stock to be issued in connection with the Merger, (iv) that BowX have at least $5,000,001 of net tangible assets upon Closing, (v) if a merger control filing is required by COFECE, COFECE has provided clearance of the transaction contemplated by the Merger Agreement (which was provided on July 1, 2021) and (vi) the absence of any injunctions;

•

that the amount of cash available in the trust account, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their rights to redeem their BowX Class A Common Stock pursuant to the Organizational Documents, plus the PIPE Investment Amount actually received by BowX at or prior to the Closing, is at least equal to the Minimum Available Cash Condition amount;

•	the impact of the COVID-19 pandemic;

•	the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the projected financial information, anticipated growth rate, and market opportunity of New WeWork;

•	the ability to obtain or maintain the listing of New WeWork Class A Common Stock and public warrants on the NYSE following the Business Combination;

•	BowX’s public securities’ potential liquidity and trading;

•	BowX’s ability to raise financing in the future;

•	BowX’s success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

•	BowX officers and directors allocating their time to other businesses and potentially having conflicts of interest with BowX’s business or in approving the Business Combination;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	the impact of the regulatory environment and complexities with compliance related to such environment;

•	the ability of New WeWork to maintain an effective system of internal controls over financial reporting;

•	the ability of New WeWork to grow market share in its existing markets or any new markets it may enter;

•	the ability of New WeWork to respond to general economic conditions;

•	the health of the commercial real estate industry;

•	risks associated with New WeWork’s real estate assets and increased competition in the commercial real estate industry;

•	the ability of New WeWork to manage its growth effectively;

•	the ability of New WeWork to achieve and maintain profitability in the future;

•

the ability of New WeWork to access sources of capital, including debt financing and securitization funding to finance its real estate inventories and other sources of capital to finance operations and growth;

•	the ability of New WeWork to maintain and enhance its products and brand and to attract customers

•	the ability of New WeWork to manage, develop and refine its platform for managing and powering flexible work spaces and access to New WeWork’s customer base;

•	the success of strategic relationships with third parties;

•	the outcome of any known and unknown litigation and regulatory proceedings;

•	consummation and anticipated benefits of our non-binding partnership with Cushman & Wakefield plc (“Cushman”); and

•	other factors detailed under the section entitled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or WeWork. There can be no assurance that future developments affecting us or WeWork will be those that BowX or WeWork have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond BowX’s control or the control of WeWork) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, including with respect to COVID-19, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. BowX and WeWork undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this proxy statement/prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Before any BowX stockholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the special meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination, you should read this proxy statement/prospectus, including the financial statements, Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in further detail in this proxy statement/prospectus in the section entitled “BCA Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public stockholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of warrants. Unless otherwise specified, any WeWork key performance indicators and other operating metrics included below reflect Consolidated Locations and Unconsolidated Locations, each as defined in the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Combined Business Summary

The Parties to the Business Combination

BowX Acquisition Corp.

BowX is a Delaware special purpose acquisition company incorporated on May 19, 2020, and formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. In connection with the Closing, BowX intends to change its name to WeWork Inc.

BowX Units, BowX Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market, under the symbols “BOWXU,” “BOWX,” and “BOWXW,” respectively. BowX intends to apply to continue the listing of New WeWork Common Stock and public warrants on the NYSE under the symbols “WE” and “WE WS,” respectively, upon the Closing. The BowX Units will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

The mailing address of BowX’s principal executive office is 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025 and its phone number is (650) 352-4877.

Merger Sub

Merger Sub is a Delaware corporation and a wholly owned subsidiary of BowX. Merger Sub was formed for the purpose of effecting the Business Combination and does not own any material assets or operate any business.

Merger Sub II

Merger Sub II is a Delaware limited liability company and a wholly owned subsidiary of BowX. Merger Sub II was formed for the purpose of effecting the Business Combination and does not own any material assets or operate any business.

WeWork

WeWork is the leading global flexible workspace provider, serving a membership base of businesses large and small through its network of 763 locations around the world as of June 30, 2021. With its global footprint,

WeWork has worked to establish itself as the preeminent brand within the space-as-a-service category by combining best-in-class locations and design with member-first hospitality and exceptional community experiences.

The WeWork business, founded in 2010, is held by a Delaware company, incorporated in April 2019. The mailing address of WeWork’s principal executive office is 575 Lexington Avenue, New York, New York 10022 and its phone number is (646) 389-3922.

The Business Combination

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

Structure of the Mergers

On March 25, 2021, BowX entered into the Merger Agreement with Merger Sub and WeWork, pursuant to which, among other things, Merger Sub will merge with and into WeWork, the separate corporate existence of Merger Sub will cease and WeWork will be the surviving corporation and a wholly owned subsidiary of BowX (the “First Merger”). Pursuant to and in accordance with the terms of a separate agreement and plan of merger to be entered into by BowX, the surviving corporation of the First Merger and Merger Sub II, as soon as practicable following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of such merger (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the Mergers, BowX will change its name to WeWork Inc. (“New WeWork”).

Closing and Effective Time

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the First Merger (the “Closing”) will take place on the date which is two (2) business days after the first date on which all conditions set forth in Article IX of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction and waiver thereof) or such other time and place as BowX and WeWork may mutually agree to in writing. The date on which the Closing actually occurs is referred to in the Merger Agreement as the “Closing Date.” The date and time the First Merger becomes effective is referred to as the “Effective Time.”

Aggregate Merger Consideration

As a result of and upon the Closing, among other things, each outstanding share of WeWork Capital Stock (as defined herein) immediately prior to the Effective Time (as defined herein) (other than the Excluded Shares) will be cancelled in exchange for the right to receive a number of shares of New WeWork Class A Common Stock (as defined herein) determined by multiplying the number of shares of WeWork Capital Stock held by a holder at the Effective Time by an exchange ratio determined by dividing the total number of shares of New WeWork Class A Common Stock being issued in the First Merger (655,300,000) (the “Aggregate Merger

Consideration”) by the Aggregate Fully Diluted WeWork Capital Stock (as defined herein). The shares of New WeWork Class A Common Stock being issued in the First Merger have a deemed value of $10.00 per share, which represents a pre-transaction equity value of WeWork of approximately $6.553 billion. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration and Conversion of Certain WeWork Securities — Aggregate Merger Consideration.”

Representations and Warranties

The Merger Agreement contains representations and warranties of BowX, Merger Sub and WeWork, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Material Adverse Effect.” The representations and warranties of BowX are also qualified by information included in BowX’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement). The representations and warranties of WeWork are also qualified by information included in WeWork’s annual report for the year ended December 31, 2020, which annual report was made available to BowX prior to the date of the Merger Agreement. Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Representations and Warranties.”

Covenants and Agreements

WeWork has made covenants relating to, among other things, the conduct of its business prior to Closing, inspection, preparation and delivery of certain WeWork financial statements, affiliate agreements, and acquisition proposals. BowX has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, listing, non-solicitation by BowX, BowX’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance, BowX public filings, PIPE Investment subscriptions and stockholder litigation, and the Second Merger. Each of BowX and WeWork will (and, to the extent required, will cause its affiliates to) promptly submit any notification required to obtain all consents, approvals and authorizations, including a filing with the COFECE. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Covenants and Agreements.”

Conditions to the Closing

The consummation of the Business Combination contemplated by the Merger Agreement is subject to certain conditions, among others: (i) approval by BowX’s stockholders and by WeWork’s stockholders, (ii) BowX having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Business Combination, (iii) the expiration or termination of the waiting period under the HSR Act (which expired on May 10, 2021), (iv) the listing of the shares of BowX Class A Common Stock to be issued in connection with the Closing on the NYSE and the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (v) if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021), and (vi) the effectiveness or execution, as applicable, of the agreements and certificates relating to the Business Combination contemplated by the Merger Agreement. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Closing Conditions.”

Termination

The Merger Agreement may be terminated and the First Merger abandoned at any time prior to the Closing:

•	by written consent of WeWork and BowX;

•

by WeWork or BowX if any governmental order has become final and nonappealable which has the effect of making consummation of the First Merger illegal or otherwise preventing or prohibiting the First Merger;

•

by WeWork or BowX if the Condition Precedent Approvals have not been obtained by reason of the failure to obtain the required vote at a meeting of BowX’s stockholders duly convened therefor or at any adjournment thereof;

•	by WeWork if there has been a BowX Modification in Recommendation with respect to any of the Condition Precedent Proposals;

•	by BowX if there has been a WeWork Modification in Recommendation with respect to any of the Condition Precedent Proposals;

•

by written notice to WeWork from BowX in the event of certain uncured breaches on the part of WeWork or if the Closing has not occurred on or before October 31, 2021, unless BowX is in material breach of the Merger Agreement; provided that the applicable date will be extended automatically once for sixty (60) days, to December 29, 2021, if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 of the Merger Agreement have been satisfied or waived as of October 31, 2021, other than (i) the condition, set forth above, that if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021), and (ii) those conditions which by their terms would be satisfied at the Closing;

•

by BowX, if WeWork has not obtained approval from its stockholders of the Merger Agreement and the transactions contemplated within seven business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; provided however, that the right to terminate the Merger Agreement under this section will terminate upon delivery of the WeWork Stockholder Approvals to BowX.

•

by written notice to BowX from WeWork in the event of certain uncured breaches on the part of BowX or Merger Sub or if the Closing has not occurred on or before October 31, 2021, unless WeWork is in material breach of the Merger Agreement, provided that the applicable date will be extended automatically once for sixty (60) days, to December 29, 2021, if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 of the Merger Agreement have been satisfied or waived as of October 31, 2021, other than (i) the condition, set forth above, that if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021), and (ii) those conditions which by their terms would be satisfied at the Closing.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of WeWork, BowX or Merger Sub, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination, and other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements.”

WeWork Stockholder Support Agreements

On March 25, 2021, BowX entered into Stockholder Support Agreements (the “Stockholder Support Agreements”), by and among BowX, WeWork and certain stockholders of WeWork (the “Key Stockholders”). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent with respect to the outstanding shares of WeWork Capital Stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination (including consenting to enter into the Merger Agreement effective on March 25, 2021, for purposes of the Related Party Charter Provision, to the extent applicable. Such written consent must be delivered promptly, and in any event within forty-eight (48) hours (or, in the case of SBWW, WeWork’s largest stockholder, five (5) calendar days) after (x) the proxy statement/prospectus relating to the approval by BowX stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to BowX and WeWork stockholders, and (y) BowX or WeWork requests it. The shares of WeWork Common Stock and WeWork Preferred Stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of WeWork Capital Stock (voting as a single class and on an as converted basis). The execution and delivery of such written consents by all of the stockholders of WeWork that have entered into Stockholder Support Agreements will constitute the WeWork stockholder approval at the time of such delivery, and no additional approval or vote from any holders of any class or series of stock of WeWork will be necessary to adopt and approve the Merger Agreement and the Business Combination. Pursuant to the Stockholder Support Agreement with SBWW, any proposed amendment of the Merger Agreement, or waiver by WeWork of the provisions therein, requires the prior written consent of SBWW, and at such time that the Merger Agreement is amended, or any provisions therein are waived by WeWork, without the consent of SBWW, the obligations of SBWW under such Stockholder Support Agreement, including obligations to approve and adopt the Mergers, expires. This consent right of SBWW continues even after it has fulfilled its obligations under the Stockholder Support Agreement.

Sponsor Support Agreement

On March 25, 2021, BowX entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among Sponsor, WeWork and BowX and the persons set forth on Schedule I attached thereto (the “Sponsor Persons”), pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote at least 9,454,534 shares of Class B Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, BowX, Anchor PIPE Investors, the Sponsor and certain WeWork Stockholders will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which BowX will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of BowX Common Stock and other equity securities of BowX that are held by the parties thereto from time to time. In certain circumstances, various parties in the Registration Rights Agreement can collectively demand up to nine underwritten offerings in any twelve-month period, collectively demand no less than six underwritten block trade offerings in any twelve-month period, and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

PIPE Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the “Subscription Agreements”) with certain existing stockholders of WeWork (the “Anchor PIPE Investors”) and the Third-Party PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares (the “PIPE Shares”) of the New WeWork Common Stock for $10.00 per share for an aggregate purchase price equal to $800,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors (other than the Anchor PIPE Investors, whose registration rights are governed by the Registration Rights Agreement) provide for certain registration rights. In particular, BowX is required to, as soon as practicable but no later than 30 calendar days following the Closing, file with the SEC a registration statement registering the resale of such shares. Additionally, BowX is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies BowX that it will “review” the registration statement) following the filing date thereof or (ii) the 10th business day after the date BowX is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. BowX must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act, and without the requirement for BowX to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements include a condition that (a) there shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that the PIPE Investor would reasonably expect to receive under the Subscription Agreement, unless the PIPE Investor has consented to such amendment, (b) there shall have been no amendment, modification or waiver of any other Subscription Agreement that materially benefits the other PIPE Investors thereunder unless such PIPE Investor has been offered substantially the same benefits and (c) with respect to the Anchor PIPE Investors, there shall be no amendment, waiver or modification to the investment of the Anchor PIPE Investors.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; or (d) the Agreement End Date.

BowX is relying on the exemption under Section 4(a)(2) of the Securities Act for the issuance of the PIPE Shares to the PIPE Investors in the PIPE Investment. Pursuant to the Subscription Agreements, each PIPE Investor represented and warranted that it is either a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulations.

Lock-Up Agreement

In connection with the Business Combination, the Sponsor, certain of BowX’s officers and certain of WeWork’s officers and stockholders entered into the Lock-Up Agreements pursuant to which they agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of New WeWork Common Stock held by such persons immediately after the Closing (the “Lock-Up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for the duration of the applicable Lock-Up Period. For additional information, see the section entitled “BCA Proposal—Related Agreements—Lock-Up Agreement.”

Credit Support Letter

On March 25, 2021, WeWork Companies LLC, the SoftBank Obligor, and BowX entered into the Credit Support Letter Agreement, pursuant to which the SoftBank Obligor commits to consent to an extension of the termination date of the 2020 LC Facility from February 10, 2023, to no later than February 10, 2024, (the “LC Facility Termination Extension”), subject to the terms and conditions set forth therein. Any extension of the termination date of the 2020 LC Facility will require the requisite consent of the lenders thereunder.

Commitment Letter for Secured Notes

Concurrently with the execution of the Merger Agreement, StarBright WW LP, an affiliate of SBG (the “Note Purchaser”) executed and delivered to BowX and WeWork Companies LLC a letter agreement (the “Commitment Letter”) regarding the SoftBank Senior Secured Notes. Pursuant to the Commitment Letter, WeWork Companies LLC, WW Co-Obligor Inc. and the Note Purchaser agreed to amend the terms of the senior secured purchase agreement, to provide for up to $550 million of 7.50% senior secured notes to be issued by WeWork Companies LLC and purchased by the Note Purchaser (the “Amended Senior Secured Notes”). The Amended Senior Secured Notes will be documented in an Amended and Restated Note Purchase Agreement (the “A&R NPA”) by and among WeWork Companies LLC, WW Co-Obligor Inc. and the Note Purchaser. The parties will enter into the A&R NPA upon the earlier to occur of (a) the date of the Closing and (b) August 12, 2021. The Amended Senior Secured Notes will mature on the earlier to occur of: (a) 18 months from the date of the Closing; or (b) February 12, 2023.

Stockholders Agreement

The Merger Agreement contemplates that, at the Closing, BowX, the Sponsor, SBWW, SVFE and certain other holders of BowX Common Stock will enter into a Stockholders Agreement (the “Stockholders Agreement,” the form of which is attached to this proxy statement/prospectus as Annex G), pursuant to which, so long as such holders of BowX Common Stock continue to hold a specified amount of BowX Common Stock, then such holder will have the right to designate for nomination by the board of directors the number of candidates for election to the board of directors specified in the Stockholders Agreement. For additional information, see the section entitled “BCA Proposal—Related Agreements— Stockholders Agreement.”

Warrants

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees the First Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth anniversary of the Closing. Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock at an exercise price of $0.01 per share.

The First Warrant issued to SBWW is an inducement to obtain SBWW’s, and its affiliates’, support in effectuating the automatic conversion of WeWork Preferred Stock on a one-to-one basis to WeWork Common Stock. At the Exchange Ratio, the First Warrant will enable SBWW to purchase 39,115,176 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the First Warrant will have an estimated fair value of approximately $391.2 million. A copy of the form of First Warrant is attached as Exhibit 10.19 to this proxy statement/prospectus.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to the SoftBank Obligor or its designees the LC Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth anniversary of the date of issuance.

The LC Warrant issued to Softbank Obligor as consideration for the Softbank Obligor agreeing to continue to act as co-obligor under WeWork’s existing LC Facility for the extension period of one year. At the Exchange Ratio, the LC Warrant will enable Softbank Obligor to purchase 11,917,938 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the LC Warrant will have an estimated fair value of approximately $119.2 million. The Company will record the estimated fair value of the LC Warrant as a deferred asset (guarantee premium), which will be amortized to interest expense over the amended term of the letter of credit facility, in a comparable fashion to a commitment or access fee paid to obtain a revolving credit arrangement. A copy of the form of LC Warrant is attached as Exhibit 10.20 to this proxy statement/prospectus.

Ownership of New WeWork following the Business Combination

As of the date of this proxy statement/prospectus, there are 48,300,000 shares of BowX Class A Common Stock issued and outstanding, and 12,075,000 shares of BowX Class B Common Stock issued and outstanding. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 23,873,333 warrants, which includes the 7,773,333 private placement warrants and the 16,100,000 public warrants. Each whole warrant entitles the holder thereof to purchase one share of BowX Class A Common Stock and, following the Business Combination, will entitle the holder thereof to purchase one share of New WeWork Common Stock.

It is anticipated that, based on the assumptions set forth below, upon the consummation of the Business Combination, the ownership of New WeWork will be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	82.7%	655,300,000	87.4%
Initial Stockholders	9,075,000	1.1%	9,075,000	1.2%
BowX’s Public Stockholders (excluding PIPE Shares)	48,300,000	6.1%	5,068,902	0.7%
PIPE Investors	80,000,000	10.1%	80,000,000	10.7%
Total	792,675,000	100%	749,443,902	100%

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 26,684,451 shares of New WeWork Common Stock at Closing, representing a 3.5% ownership interest.

The numbers of shares of “New WeWork Common Stock Assuming No Redemption” set forth above assumes that no public stockholders elect to have their public stock redeemed, and the numbers of shares of

“New WeWork Common Stock Assuming Maximum Redemption” set forth above assumes that 43,231,098 shares of public stock are redeemed.

These numbers and percentages assume (i) (a) the vesting of all shares of New WeWork Common Stock received in respect of the New WeWork Restricted Stock Awards, (b) the vesting and exercise of all in-the-money New WeWork Options for shares of New WeWork Common Stock, (c) the vesting of all New WeWork Restricted Stock Units and the issuance of shares of New WeWork Common Stock in respect thereof, (d) the vesting and net exercise of all in-the-money warrants, and (e) that New WeWork issues shares of New WeWork Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 655,300,000 shares of New WeWork Common Stock (assuming that all New WeWork Options are net-settled) and (ii) that New WeWork issues 80,000,000 shares of New WeWork Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in these numbers and percentages (or in the calculation of the Aggregate Merger Consideration). These numbers and percentages do not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. In addition, the numbers of shares and percentage interests set forth above do not take into account certain potential future exercises of warrants or grants or issuances pursuant to the equity incentive plan established to be effective after the Closing, or any other equity issuances of New WeWork. See the section entitled “Risk Factors – Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan, the First Warrant, the LC Warrant and the exercise of public warrants and private warrants. Having a minority stock ownership position may reduce the influence that BowX’s current stockholders have on the management of New WeWork.” See the section entitled “Description of BowX Securities – Redeemable Warrants.”

If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different. For example, if we assume that all of the 16,100,000 public warrants and 7,773,333 private placement warrants that will remain outstanding post-Business Combination were exercisable and exercised following completion of the Business Combination in accordance with their terms, then the anticipated ownership of New WeWork at the Closing would be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	80.3%	655,300,000	84.7%
Initial Stockholders	16,848,333	2.1%	16,848,333	2.2%
BowX’s Public Stockholders (excluding PIPE Shares)	64,400,000	7.9%	21,168,902	2.7%
PIPE Investors	80,000,000	9.8%	80,000,000	10.3%
Total	816,548,333	100%	773,317,235	100%

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 42,784,451 shares of New WeWork Common Stock at Closing, representing a 5.4% ownership interest.

Proposals to be Put to the Stockholders of BowX at the Special Meeting

At the special meeting, the BowX stockholders will be asked to separately approve the following proposals:

•	The BCA Proposal—a proposal to approve and adopt the Merger Agreement and the Business Combination;

•	The Organizational Documents Proposals – four proposals to amend BowX’s Existing Charter:

•

Organizational Documents Proposal A — to authorize the change in the authorized capital stock of BowX from 87,500,000 shares of Class A common stock, par value $0.0001 per share (the “BowX Class A Common Stock”), 12,500,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001, to 1,500,000,000 shares of Class A common stock, par value $0.0001 per share, of New WeWork (the “New WeWork Class A Common Stock”), 25,041,666 shares of Class C common stock, par value $0.0001 per share, of New WeWork (the “New WeWork Class C Common Stock” and, together with the WeWork Class A Common Stock, the “New WeWork Common Stock”), and (c) 100,000,000 shares of preferred stock, $0.0001 per share, of New WeWork (the “New WeWork Preferred Stock” and, together with the New WeWork Common Stock, the “New WeWork Capital Stock”). Further, to authorize the New WeWork Class C Common Stock as a non-economic voting security without rights to dividends or on liquidation;

•

Organizational Documents Proposal B — with respect to any vote or election submitted to the holders of shares of New WeWork Capital Stock for approval, to restrict the SoftBank Holders (as defined herein), for a period of at least two years, from exercising voting rights over more than 49.9% of the voting securities present (in person or by proxy) and voting at any such meeting of the stockholders;

•

Organizational Documents Proposal C — to provide for only one class of board of directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Stockholders Agreement (as defined below); and

•

Organizational Documents Proposal D — to approve and adopt the additional changes in the Proposed Charter, including changing BowX’s name from “BowX Acquisition Corp.” to “WeWork Inc.,” which our board of directors believes are necessary to adequately address the needs of New WeWork immediately following the consummation of the Business Combination and approval of the Proposed Charter;

•	The Director Election Proposal — a proposal to approve the election of nine directors, who, upon consummation of the Business Combination, will be the directors of New WeWork;

•

The Stock Issuance Proposal — a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of (a) shares of BowX Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (b) shares of New WeWork Common Stock to the WeWork Stockholders pursuant to the Merger Agreement;

•	The Equity Incentive Plan Proposal — a proposal to approve and adopt the 2021 Plan;

•	The ESPP Proposal — a proposal to approve and adopt the ESPP; and

•

The Adjournment Proposal—a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting.

If BowX’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. The applicable parties to the Merger Agreement would not be able to waive Organizational Documents Proposals A or D and still complete the Merger on the terms contemplated by the Merger Agreement because there will not be a sufficient number of authorized shares of capital stock of BowX to issue the shares required to be issued in the Merger if Organizational Documents Proposal A is not approved. See the sections entitled “BCA Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

Date, Time and Place of Special Meeting of BowX’s Stockholders

The special meeting of the stockholders of BowX will be held at                , Eastern Time, on                , 2021, virtually via live webcast at https://www.cstproxy.com/bowxacquisitioncorp/sm2021, to consider and vote upon the proposals to be put to the special meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

BowX stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned BowX Common Stock at the close of business on                 , 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share of BowX Common Stock owned at the close of business on the record date. If your stock is held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the stock you beneficially own are properly counted. Warrants do not have voting rights. As of the close of business on the record date, there were 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock issued and outstanding.

Quorum and Vote of BowX Stockholders

A quorum of BowX stockholders is necessary to hold a valid meeting. A quorum will be present at the BowX special meeting if a majority of the issued and outstanding shares of BowX Common Stock entitled to vote at the special meeting are attending virtually or by proxy. As of the record date for the special meeting, 30,187,501 shares of BowX Common Stock would be required to achieve a quorum.

The Sponsor has agreed to vote all of its BowX Common Stock in favor of the proposals being presented at the special meeting. As of the date of this proxy statement/prospectus, the initial stockholders, including the Sponsor, and the directors and officers own approximately 18.6% of the issued and outstanding BowX Common Stock.

The proposals presented at the special meeting require the following votes:

(i)

BCA Proposal: The approval of the BCA Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon at the special meeting.

(ii)

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals (other than Organizational Documents Proposals A and D) requires the affirmative vote of a majority of the outstanding shares of BowX Common Stock. The approval of Organizational Documents Proposals A and D will require the affirmative vote of the holders of a majority of the outstanding shares of BowX Class A Common Stock on the record date and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock on the record date.

(iii)

Director Election Proposal: The approval of the Director Election Proposal requires the affirmative vote of the plurality of the outstanding shares of BowX Common Stock attending virtually or by proxy and who vote thereon at the special meeting. Because the Director Election Proposal is an uncontested election with no cumulative voting, every director nominee will be assured election upon receiving just one “for” vote.

(iv)

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote and who vote thereon at the special meeting.

(v)

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote and who vote thereon at the special meeting.

(vi)

ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote and who vote thereon at the special meeting.

(vii)

Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon at the special meeting.

Redemption Rights

Pursuant to the Organizational Documents, a public stockholder may request of BowX that BowX redeem all or a portion of its public stock for cash if the Business Combination is consummated. As a holder of public stock, you will be entitled to receive cash for any public stock to be redeemed only if you:

•

(a) hold public stock or (b) if you hold public stock through units, you elect to separate your units into the underlying public stock and public warrants prior to exercising your redemption rights with respect to the public stock;

•	submit a written request to Continental, that BowX redeem all or a portion of your public stock for cash; and

•	deliver your public stock to Continental physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public stock in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2021, (two business days before the special meeting) in order for their stock to be redeemed. BowX requests that any request for redemption include the identity as to the beneficial owner making such request. Electronic delivery of your stock generally will be faster than delivery of physical stock certificates.

Holders of units must elect to separate the units into the underlying public stock and public warrants prior to exercising redemption rights with respect to the public stock. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public stock and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

Public stockholders will be entitled to request that their public stock be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, based on funds in the trust account as of June 30, 2021, of approximately $483.1 million, the estimated per share redemption price would have been approximately $10.00. However, the proceeds deposited in the trust account could become subject to the claims of BowX’s creditors, if any, which could have priority over the claims of the public stockholders, regardless of whether such public stockholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public stockholders electing to redeem their public stock will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made by a holder of public stock, may be withdrawn at any time, with BowX’s consent, up to the time the vote is taken with respect to the BCA Proposal at the special meeting. If you deliver your shares for redemption to Continental and later decide prior to the special meeting not to elect redemption, you may request that BowX’s transfer agent return the shares (physically or electronically) to you. You may make such request by contacting Continental, BowX’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, BowX’s transfer agent, prior to the vote taken on the BCA Proposal at the special meeting. No request for redemption will be honored unless the holder’s public stock have been delivered (either physically or electronically) to Continental, at least two business days prior to the vote at the special meeting.

If a holder of public stock properly makes a request for redemption and the public stock are delivered as described above, then, if the Business Combination is consummated, New WeWork will redeem the public stock for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the Business Combination and, accordingly, it is shares of New WeWork Common Stock that will be redeemed.

If you are a holder of public stock and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold. Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither BowX stockholders nor Warrant holders have appraisal rights in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BowX has engaged Morrow to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its stock at the meeting if it revokes its proxy before the special meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of BowX — Revoking Your Proxy.”

Interests of BowX’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BowX’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the initial stockholders, including the Sponsor, and BowX’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BowX stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

the beneficial ownership of our initial stockholders of an aggregate of 12,075,000 shares of BowX Class B Common Stock and 7,773,000 private placement warrants, which shares and warrants would become worthless if BowX does not complete a business combination within the applicable time period, as our initial stockholders have waived any redemption right with respect to these shares. Our initial stockholders paid an aggregate of $25,000 for the BowX Class B Common Stock, and $11,660,000 for the private placement warrants, and such shares and warrants have an aggregate market value of approximately $                 million and $                  million, respectively, based on the closing price of BowX Class A Common Stock of $                  on Nasdaq on                  , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Vivek Ranadivé and Murray Rode are the managing members of the Sponsor, and as such Messrs. Ranadivé and Rode have voting and investment discretion with respect to the BowX Common Stock and warrants held of record by the Sponsor;

•	the anticipated continuation of Mr. Ranadivé as a director of New WeWork;

•	the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•

the fact that our initial stockholders, including our Sponsor, and our directors and officers, paid an aggregate of approximately $11,660,000 for their 7,773,333 private placement warrants to purchase shares of BowX Class A Common Stock and that such private placement warrants will expire worthless if a business combination is not consummated by August 7, 2022;

•

the fact that our initial stockholders, including our Sponsor and its affiliates, who purchased Class B Common Stock and private placement warrants at the time of our IPO may experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment;

•

that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the initial stockholders, including the Sponsor, and BowX’s directors and officers and their permitted transferees;

•	the continued indemnification of current directors and officers of BowX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•

the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence BowX’s directors in making their recommendation that you vote in favor of the BCA Proposal and the transactions contemplated thereby. These interests were considered by the BowX board of directors when it approved the Business Combination.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

Interests of WeWork’s Executive Officers in the Business Combination

Certain of the officers of WeWork also have interests in the Business Combination, including eligibility for and entitlement to certain transaction bonuses and the commencement of vesting of certain equity awards.

WeWork previously established certain bonus arrangements that would result in payment(s) in connection with a qualifying capital raise and/or the public listing of WeWork. Upon the consummation of the Business Combination, Sandeep Mathrani, WeWork’s Chief Executive Officer, will be entitled to a payment of $10.0 million subject to repayment obligations that provide that the full after-tax amount of the payment must be repaid if Mr. Mathrani resigns without good reason or is terminated for cause on or prior to January 31, 2022, and 50% of such after-tax amount must be repaid in the event of such a termination after January 31, 2022, but on or before January 31, 2023. In addition, the following bonus amounts have been allocated to WeWork’s other executive officers: Anthony Yazbeck ($2.0 million), Ben Dunham ($1.5 million), Jared DeMatteis ($1.5 million), Lauren Fritts ($1.0 million), Peter Greenspan ($1.0 million), Hamid Hashemi ($750,000), Scott Morey ($300,000), Maral Kazanjian ($250,000) and Roger Solé Rafols ($250,000). These amounts are subject to the same repayment obligations as are described above with respect to the payment to Mr. Mathrani, but are target amounts only and may be adjusted up or down in the sole discretion of Mr. Mathrani (subject to an aggregate cap of $11.5 million). In connection with his promotion to President & Chief Operating Officer, Anthony Yazbeck also received a one-time bonus of GBP 1.44 million which will be payable within 30 days following the consummation of the Business Combination subject to his employment through the payment date.

WeWork’s executive officers also hold certain WeWork Restricted Stock Unit Awards which have, as a condition to vesting, the satisfaction of a liquidity event condition in addition to service- and/or performance-based vesting requirements. The consummation of the Business Combination will satisfy the liquidity event condition for those WeWork Restricted Stock Unit Awards. As of July 15, 2021, an aggregate of 4,347,818 such restricted stock units (assuming performance metrics are achieved at the maximum level and not reflecting adjustments in connection with the Business Combination) were held by executive officers, 8,863 of which will be fully vested upon the consummation of the Business Combination, with the remainder remaining subject to additional service- and/or performance-based vesting requirements.

Recommendation to Stockholders of BowX

BowX’s board of directors believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of BowX’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

BowX’s Board of Directors’ Reasons for the Business Combination

BowX was organized effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

In evaluating the Business Combination, the BowX board of directors consulted with BowX’s management and considered a number of factors. In particular, the BowX board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•	The WeWork Business. The following factors related to WeWork and its business and operations:

•

Large and Growing Addressable Market. WeWork has an opportunity to grow flexible workspace market share in the multi-trillion-dollar commercial real estate market. As we believe the fallout from the COVID-19 pandemic continues to accelerate the shift away from traditional office space, information reviewed by the BowX board of directors suggested that flexible workspaces could potentially represent up to 22.2% of the U.S. office real-estate market by 2030, positioning WeWork for substantial revenue growth, even assuming WeWork’s market share of the flexible workspace market share remains constant. WeWork also plans to continue to diversify across geographies, while maintaining a strong presence in the United States.

•

Portfolio of Product Offerings. WeWork offers solutions for companies of all sizes. WeWork’s broad product offerings include WeWork On Demand, which provides users pay-as-you-go access to book individual workspace or conference rooms at nearby WeWork locations; WeWork All Access, a monthly subscription-based model that provides members with access to participating WeWork locations; and a marketplace offering that provides business and technical service solutions, including professional employer organization (“PEO”) and payroll services, remote workforce solutions, human resources benefits, dedicated bandwidth, and IT equipment co-location.

•

Platform Business Opportunity. WeWork is currently developing a platform that would leverage its systems and established global customer base to offer landlords and operators the ability to power and manage flexible spaces in their portfolio.

•

Experienced and Proven Management Team. WeWork’s management team has decades of public market experience and has demonstrated proven results within their first 12 months at WeWork. WeWork’s management team is led by Executive Chairman Marcelo Claure and Chief Executive Officer Sandeep Mathrani, who joined WeWork in February 2020. Under their leadership, WeWork has refocused on its core business model and applied a disciplined approach to costs. The BowX board of directors considered that WeWork’s executives will continue with the combined company following the Business Combination. For additional information regarding WeWork’s executive officers, see the section entitled “Management of New WeWork Following the Business Combination — Executive Officers.”

•	Attractive Initial Valuation. WeWork will have an anticipated initial pre-transaction enterprise value of $8.8 billion.

•	Results of Due Diligence. The results of a due diligence investigation conducted by BowX’s management team and outside advisors from February 22, 2021 to March 23, 2021, such investigation including:

•	extensive virtual meetings and calls with WeWork’s management team regarding its operations, business plan and the proposed transaction; and

•

review of materials related to WeWork and its business, made available by WeWork and deemed appropriate for review in the context of the size of the transaction and the scope of WeWork’s operations, including financial statements, material contracts, key metrics and performance

•

indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters and other regulatory and compliance matters and other legal and business information.

•

Continued Ownership By Current WeWork Stockholders. WeWork’s existing equityholders would be receiving a significant amount of BowX’s common stock as its consideration and 100% of the existing equityholders of WeWork are “rolling over” their existing equity interests into equity interests in WeWork, which would represent approximately 82.4% of the pro forma ownership of the combined company after Closing, after giving effect to the PIPE Investment and assuming none of BowX’s current public shareholders exercise their redemption rights in connection with the Business Combination. See the section entitled “BCA Proposal—Ownership of New WeWork After the Closing.”

•

Stockholder Liquidity. The obligation in the Merger Agreement to have the BowX Class A Common Stock issued as merger consideration listed on a major U.S. stock exchange, which the BowX board of directors believes has the potential to offer BowX stockholders greater liquidity.

•	PIPE Investment. Certain third parties, including top-tier institutional investors, are investing an additional $800 million in the combined company pursuant to their participation in the PIPE

Investment. The BowX board of directors considered this a strong sign of confidence in WeWork following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

•

Use of Proceeds. The proceeds to be delivered to the combined company in connection with the Business Combination (including from BowX’s trust account and from the PIPE Investment) are expected to be used after Closing in order to fund WeWork’s existing operations and support new and existing growth initiatives.

•

Terms of the Merger Agreement. The terms of the Merger Agreement and the related agreements including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See the section entitled “BCA Proposal” for detailed discussions of the terms and conditions of these agreements.

•

Other Alternatives. The determination that the proposed Business Combination, after a thorough review of other business combination opportunities reasonably available to BowX, represents the best potential business combination for BowX. No opportunity came to the attention of any member of BowX’s management or Board of Directors in his or her personal capacity, which impacted BowX’s search for an acquisition target.

This explanation of the BowX board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For a more complete description of the BowX board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the BowX board of directors, see the section entitled “BCA Proposal — BowX’s Board of Directors’ Reasons for the Business Combination.”

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights, please see the section entitled “Certain U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights.”

For a discussion summarizing the U.S. federal income tax considerations of the Mergers for WeWork Stockholders, please see the section entitled “U.S. Federal Income Tax Consequences of the Mergers for WeWork Stockholders.”

Expected Accounting Treatment

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). Under the guidance in ASC 805, BowX is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing WeWork Stockholders comprising a relative majority of the voting power of the combined company, WeWork’s operations prior to the acquisition comprising the only ongoing operations of New WeWork, the majority of New WeWork’s board of directors being appointed by WeWork, and WeWork’s senior management comprising a majority of the senior management of New WeWork. Accordingly, the Business Combination is expected to be reflected as the equivalent of WeWork issuing stock for the net assets of BowX, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of WeWork.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On April 8, 2021, the parties both filed their respective required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period expired at 11:59 p.m. (ET) on May 10, 2021.

At any time before or after consummation of the Transaction, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. BowX and WeWork cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, BowX and WeWork cannot assure you as to its result.

A merger control filing may be required in Mexico by COFECE. WeWork submitted a filing to COFECE, jointly with BowX, on April 29, 2021. The filing would be withdrawn if COFECE takes the position that it is not required.

Neither of BowX nor WeWork are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and the filing to COFECE. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

BowX is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in BowX’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. BowX has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, BowX, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of BowX’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of BowX’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. These risks are discussed more fully in the section entitled “Risk Factors” following this summary. If any of these risks actually occur, WeWork’s, BowX’s or New WeWork’s business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

•	The price of New WeWork’s Common Stock and warrants may be volatile.

•	If analysts do not publish research about New WeWork’s business or if they publish inaccurate or unfavorable research, New WeWork’s stock price and trading volume could decline.

•	New WeWork may be subject to securities litigation, which is expensive and could divert management attention.

•

WeWork may not be able to continue to retain existing members, many of whom enter into membership agreements with short-term commitments, or to attract new members in sufficient numbers or at sufficient rates to sustain and increase its memberships or at all.

•	WeWork has a history of losses and it may be unable to achieve profitability (as determined in accordance with GAAP).

•	WeWork’s success depends on its ability to maintain the value and reputation of its brand and the success of its strategic partnerships.

•	WeWork has reduced and may continue to reduce the overall size of its organization and is likely to experience voluntary attrition, which may present challenges in managing its business.

•	WeWork’s internal controls, financial systems and procedures need further development for a public company and a company of its global scale.

•

WeWork relies on a combination of proprietary and third-party technology systems to support its business and member experience, and, if these systems experience difficulties, WeWork’s business, financial condition, results of operations and prospects may be materially adversely affected.

•

WeWork and its subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and other obligations and may be forced to take other actions to satisfy their obligations, which may not be successful.

•	Failure to comply with anti-money laundering requirements could subject WeWork to enforcement actions, fines, penalties, sanctions and other remedial actions.

•

WeWork’s only material assets are its indirect interests in the WeWork Partnership (defined below), and WeWork is accordingly dependent upon distributions from the WeWork Partnership to pay dividends and taxes and other expenses. WeWork’s debt facilities also impose or may in the future impose certain restrictions on WeWork’s subsidiaries making distributions to WeWork.

•

The announcement of the proposed Business Combination could disrupt New WeWork’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

•

Since the Sponsor and BowX’s directors and executive officers have interests that are different than the interests of BowX’s stockholders, a conflict of interest may have existed in determining whether the Business Combination with WeWork is appropriate.

•	The exercise of BowX’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest.

•

The NYSE, may not list New WeWork’s securities on its exchange, which could limit investors’ ability to make transactions in New WeWork’s securities and subject New WeWork to additional trading restrictions.

•

BowX is not obtaining an opinion from an independent valuation provider, and consequently, you have no assurance from an independent source that the Business Combination is fair to BowX from a financial point of view.

•

BowX does not have a specified maximum redemption threshold, but cannot consummate the Business Combination if its net tangible assets fall below $5,000,001. This threshold and the Minimum Available Cash Condition (as defined below) may make it more difficult for it to complete the Business Combination as contemplated.

•

Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan, the First Warrant, the LC Warrant and the exercise of public warrants and private warrants. Having a minority stock ownership position may reduce the influence that BowX’s current stockholders have on the management of New WeWork.

•

Warrants will become exercisable for New WeWork Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Such dilution will increase if more of our shares are redeemed.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BOWX

The selected historical condensed statements of operations data of BowX for the period from May 19, 2020, (date of inception) to December 31, 2020, and the balance sheet data as of December 31, 2020, are derived from BowX’s restated audited annual financial statements included elsewhere in this proxy statement/prospectus. The restatement is more fully described in Note 2 to the notes to BowX’s financial statements included herein. BowX’s statement of operations data and balance sheet data as of June 30, 2021, are derived from BowX’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. In the opinion of the management of BowX, the unaudited interim condensed consolidated financial statements include all adjustments necessary to state fairly the financial position of BowX as of June 30, 2021 and the results of operations for the six months ended June 30, 2021.

BowX’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections entitled “BowX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About BowX” and the financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

BowX is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Statement of Operations Data	For the Six Months Ended June 30, 2021	For the Period from May 19, 2020, (inception) to December 31, 2020
	(in thousands)	(in thousands)
Operating Expenses
General and administrative expenses	$4,090,515	$219,771
Franchise tax expense	99,178	122,242

Total operating expenses	$(4,189,693)	$(342,013)
Change in fair value of warrant liabilities	(12,670,532)	(4,664,000)
Offering costs associated with private placement warrants		(9,344)
Net gain from investments held in the trust account	$59,364	$277,051

Loss before income tax expense	$—	$(4,788,306)
Income tax expense	$—	$22,010
Net loss	$(16,800,861)	$(4,810,316)
Weighted average shares outstanding of Class A Common Stock, basic and diluted	48,300,000	48,042,857
Basic and diluted net income per share, Class A	$0.00	$0.00
Weighted average shares outstanding of Class B Common Stock, basic and diluted	12,075,000	11,509,432

Basic and diluted net loss per share, Class B	$(1.39)	$(0.43)

Balance Sheet Data

	For the Six Months Ended June 30, 2021	As of December 31, 2020
	(in thousands)	(in thousands)
Total cash	$506,334	$921,049
Total assets	$483,900,536	$484,520,512
Total liabilities	$46,589,547	$30,408,662
Total stockholders’ equity	$5,000,009	$5,000,010
Total liabilities and stockholders’ equity	$483,900,536	$484,520,512

SELECTED HISTORICAL FINANCIAL INFORMATION OF WEWORK

The following summary consolidated statements of operations data, consolidated statements of comprehensive loss data and consolidated statements of cash flows data of WeWork for the six months ended June 30, 2021 and for the years ended December 31, 2020, 2019 and 2018 and the condensed balance sheet data as of June 30, 2021, December 31, 2020, December 31, 2019 and December 31, 2018 are derived from WeWork’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

WeWork’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About WeWork” and the WeWork financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

WeWork is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Consolidated Statements of Operations Data

	Six Months Ended June 30, 2021	Year Ended December 31,
(Amounts in thousands, except for per share data)		2020	2019	2018
Revenue (including related party revenue of $87,694, $169,783, $179,651 and $28,653 for the six months ended June 30, 2021 and for the years ended 2020, 2019 and 2018 respectively.)	$1,191,331	$3,415,865	$3,458,592	$1,821,751
Total expenses (including related party expenses of $38,253, $80,524, $290,748 and $21,098 for the six months ended June 30, 2021 and for the years ended 2020, 2019 and 2018, respectively.)	3,547,124	7,762,628	7,378,090	3,512,750
Loss from operations	(2,355,793)	(4,346,763)	(3,919,498)	(1,690,999)
Total interest and other income (expense), net	(621,630)	532,412	190,248	(237,270)
Net loss	(2,984,705)	(3,833,857)	(3,774,887)	(1,927,419)
Net loss attributable to WeWork	(2,921,200)	(3,129,358)	(3,264,738)	(1,610,792)
Net loss per share attributable to Class A and Class B common stockholders
Basic	$(16.81)	$(18.38)	$(19.38)	$(9.87)
Diluted	$(16.81)	$(18.38)	$(19.38)	$(9.87)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common Stockholders, basic and diluted	173,751,116	170,275,761	168,436,109	163,148,918

Consolidated Statements of Comprehensive Loss Data

	Six Months Ended June 30, 2021	Year Ended December 31,
(Amounts in thousands)		2020	2019	2018
Net loss	$(2,984,705)	$(3,833,857)	$(3,774,887)	$(1,927,419)
Comprehensive loss	(2,966,385)	(3,977,321)	(3,791,901)	(1,919,753)
Net (income) loss attributable to noncontrolling interests	63,505	704,499	510,149	316,627
Other comprehensive (income) loss attributable to noncontrolling interests	24,221	(23,161)	(1,108)	18,931
Comprehensive loss attributable to WeWork	$(2,878,659)	(3,295,983)	(3,282,860)	(1,584,195)

Consolidated Statements of Cash Flows Data

	Six Months Ended June 30, 2021	Year Ended December 31,
(Amounts in thousands)		2020	2019	2018
Net cash provided by (used in) operating activities	(1,158,957)	$(857,008)	$(448,244)	$(176,729)
Net cash provided by (used in) investing activities	(186,628)	(444,087)	(4,775,520)	(2,475,798)
Net cash provided by (used in) financing activities	1,349,710	(46,814)	5,257,271	2,658,469

Consolidated Balance Sheet Data

	June 30, 2021	December 31,
(Amounts in thousands)		2020	2019
Total current assets	$1,397,610	$1,329,228	$2,128,275
Total assets (1)	23,186,310	25,356,334	31,147,814
Total current liabilities	2,336,769	2,189,267	3,087,532
Total liabilities (1)	24,474,225	24,981,917	28,016,842
Total shareholders’ deficit	(9,964,996)	(7,673,785)	(4,696,897)
Total liabilities and equity	23,186,310	25,356,334	31,147,814

(1)

WeWork’s consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of June 30, 2021, December 31, 2020 and December 31, 2019, total assets of consolidated VIEs, after intercompany eliminations, were $1.9 billion, $2.1 billion and $6.7 billion respectively, including $102.6 million, $166.6 million and $417.7 million of cash and cash equivalents, respectively, and $10.1 million $10.0 million and $94.0 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $1.6 billion, $1.7 billion and $5.4 billion as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except relating to certain lease guarantees totaling $13.6 million, $14.6 million and $36.3 million as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively, provided by WeWork Inc. to certain landlords of the VIEs. See Note 5 and Note 6 of the notes to WeWork’s unaudited interim condensed consolidated and annual audited consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus.

Non-GAAP Financial Measures

To evaluate the performance of its business, WeWork relies on both its results of operations recorded in accordance with GAAP and certain non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow. These measures, as defined below, are not defined or calculated under principles, standards or rules that comprise GAAP. Accordingly, the non-GAAP financial measures WeWork uses and refer to should not be viewed as a substitute for net loss or any other performance measure derived in accordance with GAAP or as a substitute for cash flows from operating activities as a measure of liquidity, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. WeWork’s definitions of Adjusted EBITDA and Free Cash Flow described below are specific to our business and you should not assume that they are comparable to similarly titled financial measures of other companies.

WeWork defines “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by WeWork in connection with regulatory investigations and litigation regarding WeWork’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets.

WeWork defines Free Cash Flow as cash flow from operating activities less cash purchases of property and equipment, each as presented in WeWork’s consolidated statements of cash flows calculated in accordance with GAAP.

	Six Months Ended June 30, 2021	Year Ended December 31,
(Amounts in thousands)		2020	2019	2018
Adjusted EBITDA(1)	$(894,579)	$(1,883,444)	$(2,200,591)	$(1,171,597)
Free Cash Flow(2)	(1,312,099)	(2,298,240)	(3,936,330)	(2,231,749)

(1)

A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth in the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operation – Non-GAAP Financial Measures – Adjusted EBITDA.”

(2)

A reconciliation of net cash provided by (used in) operating activities, the most comparable GAAP measure, to Free Cash Flow is set forth in the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operation – Non-GAAP Financial Measures – Free Cash Flow.”

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined balance sheet as of June 30, 2021, and the summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021, and the year ended December 31, 2020, present the combination of the financial information of BowX and WeWork after giving effect to the Business Combination, PIPE Investment, recapitalization (collectively, the “Business Combination and Related Transactions”) and related adjustments described in the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Information, and have been prepared in accordance with Article 11 of Regulation S-X.

The summary unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of BowX and the historical consolidated balance sheet of WeWork on a pro forma basis as if the Business Combination and Related Transactions, summarized below, had been consummated on June 30, 2021. The summary unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021, and for the year ended December 31, 2020, combine the historical statement of operations of BowX and WeWork for such period on a pro forma basis as if the transaction, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•	The merger of WeWork with and into BowX Merger Sub, a wholly owned subsidiary of BowX, with WeWork surviving the merger as a wholly owned subsidiary of BowX;

•

The issuance and sale of 80,000,000 shares of New WeWork Class A Common Stock for $10.00 per share and an aggregate purchase price of $800 million in the PIPE Investment pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement;

•

The conversion of 9,075,000 shares of BowX Class B Common Stock into 9,075,000 shares of New WeWork Class A Common Stock in connection with the transaction in accordance with the terms of the Merger Agreement;

•	The exchange of all issued and outstanding WeWork Preferred Stock into a number of shares of New WeWork Class A Common Stock based on the Exchange Ratio;

•	The issuance of the First Warrant to SBWW and/or its designees to purchase New WeWork Class A Common Stock based on the Exchange Ratio;

•	The exchange of all issued and outstanding WeWork Common Stock into a number of shares of New WeWork Common Stock based on the Exchange Ratio.

The summary unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of BowX and WeWork and the notes thereto, as well as the disclosures contained in the sections titled “BowX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following tables present selected pro forma information after giving effect to the Business Combination and Related Transactions presented under two scenarios:

•

Assuming No Redemption: This presentation assumes that no public stockholders of BowX exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•

Assuming Maximum Possible Redemption: This presentation assumes 43,231,098 of the public shares are redeemed for their pro rata share of the funds in BowX’s trust account. This scenario gives effect to BowX’s public share redemptions of 43,231,098 shares for aggregate redemption payments of

$432.3 million. The Merger Agreement includes as a condition to closing the business combination that, at the closing, BowX will have a minimum of $800 million in cash comprising (i) the amount of cash available in the trust account immediately prior to closing, after deducting the amount required to satisfy the share redemption amount (but prior to payment of any (a) deferred underwriting commissions held in the trust account and (b) any transaction expenses of WeWork and BowX), and (ii) the PIPE investment amount received by BowX prior to or substantially concurrently with the closing. The proceeds from the PIPE investment are expected to satisfy the minimum cash requirement.

The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the values set forth below will fall between the two scenarios.

Summary Unaudited Pro Forma Condensed Combined Statement As Of June 30, 2021

	Pro Forma Combined
(Amounts in thousands)	Assuming No Redemptions	Assuming Maximum Redemptions
Total current assets	$2,604,424	$2,172,113
Total assets	24,392,609	23,960,298
Total current liabilities	2,335,524	2,335,524
Total liabilities	24,440,999	24,440,999
Total equity/(deficit)	(346,289)	(778,600)

Summary Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income (Loss) For The Six Months Ended June 30, 2021

	Pro Forma Combined
(Amounts in thousands, except per share amounts)	Assuming No Redemptions	Assuming Maximum Redemptions
Revenue	$1,191,331	$1,191,331

Net loss attributable to New WeWork	(2,587,790)	(2,587,790)

Pro forma net loss per share attributable to Class A common stockholders – basic and diluted	$(4.17)	$(4.44)

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share information for BowX and WeWork and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming two redemption scenarios as follows:

The following tables present selected pro forma information after giving effect to the Business Combination and Related Transactions presented under two scenarios:

•

Assuming No Redemption: This presentation assumes that no public stockholders of BowX exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•

Assuming Maximum Possible Redemption: This presentation assumes 43,231,098 of the public shares are redeemed for their pro rata share of the funds in BowX’s trust account. This scenario gives effect to BowX’s public share redemptions of 43,231,098 shares for aggregate redemption payments of $432.3 million. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing, BowX will have a minimum of $800 million in cash comprising (i) the amount of cash available in the trust account immediately prior to Closing, after deducting the amount required to satisfy the share redemption amount (but prior to payment of any (a) deferred underwriting commissions held in the trust account and (b) any transaction expenses of WeWork and BowX), and (ii) the PIPE investment amount received by BowX prior to or substantially concurrently with the closing. The proceeds from the PIPE investment are expected to satisfy the minimum cash requirement.

The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the values set forth below will fall between the two scenarios.

The pro forma book value information reflects the Business Combination as if it had occurred on June 30, 2021. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred at the beginning of the period.

This information is only a summary and should be read in conjunction with the historical financial statements of BowX and WeWork and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of BowX and WeWork is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings (loss) per share information below does not purport to represent the earnings (loss) per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of BowX and WeWork would have been had the companies been combined during the periods presented.

The liquidation and dividend rights are identical among Class A and Class B common stock, and both classes of common stock share equally in our earnings and losses.

The numerators and denominators of the basic and diluted pro forma net loss per share computations for our common stock are calculated as follows for the six months ended June 30, 2021:

(Amounts in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Numerator:
Pro forma combined net loss attributable to New WeWork	$(2,587,790)	$(2,587,790)
Fair value of contingently issuable shares related to warrants issued to principal stockholders	(390,713)	(390,713)

Net loss attributable to New WeWork Class A Common Stockholders	$(2,978,503)	$(2,978,503)

Denominator:
Basic shares:
Pro forma WeWork Inc. weighted-average shares outstanding used for basic net loss per share computation	143,466,296	143,466,296
Pro forma BowX Sponsor & Sponsor Persons shares	9,075,000	9,075,000
Pro forma BowX Public Stockholders shares	48,300,000	5,068,902
Pro forma PIPE Investor Shares	80,000,000	80,000,000
Pro forma adjustment to reflect warrants issued to principal stockholder	44,157,336	44,157,336
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, Acquisition and Junior preferred stock to New WeWork Class A Common Stock	387,644,361	387,644,361
Pro forma adjustment to reflect assumed conversion of convertible notes to Class A Common Stock	568,729	568,729
Pro forma adjustment to reflect assumed conversion of vested liquidity-based RSUs	382,612	382,612

Number of shares used for pro forma basic net loss per share computation	713,594,334	670,363,236

Diluted shares:
Weighted-average shares - Diluted	713,594,334	670,363,236

Pro forma net loss per share attributable to New WeWork Class A Common Stockholders:
Basic	$(4.17)	$(4.44)

Diluted	$(4.17)	$(4.44)

	Historical		Pro Forma combined
	BowX	WeWork	Assuming No Redemptions	Assuming Maximum Redemptions
Book Value per share(1)	$0.29	$(49.64)	$(0.48)	$(1.16)

(1)

Pro forma book value per share is the total equity of New WeWork (excluding noncontrolling interests) divided by total number of shares of New WeWork expected to be outstanding after the close of the Business Combination.

MARKET PRICE AND DIVIDEND INFORMATION

BowX Units, BowX Class A Common Stock and public warrants are currently listed on the Nasdaq Capital Market under the symbols “BOWXU” and “BOWX” and “BOWXW,” respectively.

The closing price of the BowX Units, BowX Class A Common Stock and public warrants as of March 25, 2021, the last trading day before announcement of the execution of the Merger Agreement, was $9.98, $9.73 and $1.07, respectively. As of                , 2021, the record date for the special meeting, the most recent closing price for the units, common stock and redeemable warrants was $                 , $                and $                 , respectively.

Holders of the BowX Units, BowX Class A Common Stock and public warrants should obtain current market quotations for their securities. The market price of BowX’s securities could vary at any time before the Business Combination.

Dividend Policy

BowX has not paid any cash dividends on the BowX Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New WeWork subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New WeWork’s board of directors. BowX’s board of directors is not currently contemplating and does not anticipate declaring cash or stock dividends, nor is it currently expected that New WeWork’s board of directors will declare any cash or stock dividends in the foreseeable future. Further, the ability of New WeWork to declare cash or stock dividends may be limited by the terms of financing or other agreements entered into by New WeWork or its subsidiaries from time to time.

Price Range of WeWork’s Securities

Historical market price information regarding WeWork is not provided because there is no public market for WeWork’s securities. For information regarding WeWork’s liquidity and capital resources, see the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks, and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of WeWork and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New WeWork and its subsidiaries following the consummation of the Business Combination; except that, with respect to references to the Company’s lease obligations, the “Company” refers to the WeWork subsidiary that is a party to such lease.

Risks Relating to the Company’s Business

The COVID-19 pandemic had a significant impact on the Company’s business, financial condition, results of operations and cash flows, and recovery from the pandemic may take longer than anticipated.

The global spread and unprecedented impact of COVID-19, including variants of the virus (particularly the Delta variant), has resulted in significant disruption and has created additional risks to the Company’s and its joint ventures partners’ businesses, the industry and the economy. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, COVID-19 has resulted in various governments imposing numerous restrictions at different times, including travel bans and restrictions, quarantines, stay-at-home orders, social distancing requirements and mandatory closure of “non-essential” businesses.

As a result, the Company’s and its joint ventures partners’ businesses were significantly disrupted, and their operations have been significantly reduced. In particular, markets in which the Company and its joint venture partners operate both in the United States and internationally, and the state and local governments in these areas, among others, have in the past implemented stay-at-home orders, social distancing requirements and mandatory closures of all “non-essential” businesses, and have either re-implemented or may in the future re-implement these or other restrictions, in an effort to curb the spread of COVID-19. In response to these measures, the Company and its joint venture partners have temporarily closed certain locations in various U.S. and international markets and may do so in the future, in an effort to adhere to local guidance, help protect the health and safety of its employees and members, and various planned new location openings have been delayed. In addition, the spread of COVID-19 has caused the Company to modify its business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences), and the Company may take further actions as may be required by government authorities or that the Company determines are in the best interests of the Company’s employees and members. There is no certainty that such measures will be sufficient to mitigate the risks posed by the COVID-19 pandemic, and the Company’s and its joint ventures partners’ ability to perform critical functions, including operating its locations, could be further adversely affected.

The Company also experienced a reduction in new sales volume at its locations, which negatively affected, and may continue to negatively affect, the Company’s results of operations. The Company had also been, and may continue to be, adversely impacted by member churn, non-payment (or delayed payment) from members or members seeking payment concessions or deferrals or cancellations as a result of the COVID-19 pandemic. Specifically, between the quarter ended June 30, 2020 and the quarter ended June 30, 2021, the Company’s total memberships, including ChinaCo, IndiaCo and Israel locations, declined 16%. There is no guarantee that membership numbers will return to pre- COVID-19 pandemic levels. In addition, in relation to non-payment, the Company recorded $17.2 million and $67.5 million in bad debt expense during the six months ended June 30, 2021, and the year ended December 31, 2020, respectively, compared to $21.0 million and $22.2 million during the six months ended June 30, 2020 and year ended December 31, 2019. The Company also determined collectability was not probable and did not recognize revenue on certain contracts totaling $2.1 million and $53.1 million for the six months ended June 30, 2021, and the year ended December 31, 2020, respectively. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Covid-19 and Impact on our Business.”

The Company expects the COVID-19 pandemic, particularly in light of the spread of variants of the virus, such as the Delta variant, may continue to have an impact on its business, financial condition, results of operations and cash flows, but the Company is unable to predict how long that impact will continue. In particular, even after state and local governments lift mandatory restrictions, the Company’s business could be adversely impacted by the following: public perception of the risk of the COVID-19 pandemic; the impact of the COVID-19 pandemic on its members, including their financial situation and ability to meet their financial and contractual obligations to the Company; unemployment rates; reduction in demand from any of the foregoing; or due to customers or potential customers deferring return-to-office plans, as well as considering remote and hybrid office space arrangements; increased costs as a result of measures required to be taken, or that the Company elects to take, to protect the health and safety of its employees and members, including costs of potential health screenings, enhanced cleaning and disinfecting protocols and compliance with any regulations or policies regarding reduced occupancy or social distancing, which could require reconfiguration of spaces at the Company’s locations.

The extent to which the Company is affected by the COVID-19 pandemic will largely depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak (including variants of the virus), its severity, the actions to contain the virus or treat its impact, the development of vaccines and rollout of effective immunization programs, and how quickly and to what extent normal economic and operating conditions can resume, including how quickly the Company can resume normal operations and how quickly, if at all, the Company can return to pre-COVID-19 pandemic levels of operations.

The COVID-19 pandemic also had, and may continue to have, an adverse impact on the Company’s cash flow and liquidity. The extent of the continued impact will depend in part on the Company’s continued ability to implement its transformation efforts. Additionally, the COVID-19 pandemic has caused, and may continue to cause, significant disruption of financial markets, which could reduce the Company’s ability to access capital, which could further negatively affect its liquidity. In addition, the value of some of the Company’s assets have declined, and may continue to decline, which may result in material non-cash impairment charges in future periods. As a result of the COVID-19 pandemic and the resulting declines in revenue and operating income experienced by certain locations during 2020 and 2021, we identified certain assets whose carrying value was now deemed to have been partially impaired. For the six months ended June 30, 2021, and the year ended December 31, 2020, WeWork recorded $31.5 million and $345.0 million, respectively, in impairments, primarily as a result of decreases in projected cash flows primarily attributable to the impact of COVID-19. See Note 3 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. In addition, the Company has experienced and may continue to experience pricing challenges in the market place due to an excess supply of commercial real estate available to customers or potential customers as a result of companies deferring their return-to-office plans, as well as businesses considering remote and hybrid office space arrangements.

The current and future potential effects of the COVID-19 pandemic also could have the effect of heightening many of the other risks described under this section entitled “Risk Factors” in this proxy statement/prospectus, including, among others, those relating to the Company’s high level of indebtedness and need to generate sufficient cash flows to service its indebtedness, and the Company’s ability to comply with the covenants contained in the agreements that govern its indebtedness and other obligations.

The Company may not be able to continue to retain existing members, many of whom enter into membership agreements with short-term commitments, or to attract new members in sufficient numbers or at sufficient rates to sustain and increase its memberships or at all.

The Company principally generates revenues through the sale of memberships. Due to the COVID-19 pandemic, the Company has recently experienced, and may continue to experience, higher levels of membership agreement terminations. Specifically, between the quarter ended June 30, 2020 and the quarter ended June 30, 2021, the Company’s total memberships, including ChinaCo, IndiaCo and Israel locations, declined 16%. In addition, in many cases, members may terminate their membership agreements with the Company at any time upon as little notice as one calendar month, generally for a fee. During the six months ended June 30, 2021, on average, approximately 10% of physical memberships were month-to-month commitments and could be terminated in a given month. Similarly, there are also longer-term or multi-year memberships that come up for renewal each month pursuant to the ordinary course terms of the contract, generally evenly throughout the year. During the six months ended June 30, 2021, approximately 6% of physical memberships (excluding month-to-month commitments) came up for renewal each month on average. Members may cancel their memberships for many reasons, including a perception that they do not make sufficient use of the Company’s solutions and services, that they need to reduce their expenses or that alternative work environments may provide better value or a better experience. Negative publicity surrounding the Company may also result in an increase in membership agreement terminations, a decrease in the Company’s ability to attract new members or weaker sales and slower ramp-up of the Company’s new locations.

The Company’s results of operations could be adversely affected by declines in demand for its memberships. Demand for its memberships has been and may continue to be negatively affected by public health concerns, and could also be affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in the Company’s reputation and saturation in the markets where the Company operates. For example, reduced sales volume as a result of COVID-19, have negatively affected and may continue to affect the Company’s results of operations. Prevailing general and local economic conditions may also negatively affect the demand for its memberships, particularly from current and potential members that are small- and mid-sized businesses and may be disproportionately affected by adverse economic conditions.

If the Company is unable to replace members who may terminate their membership agreements, the Company’s cash flows and the Company’s ability to make payments under their lease agreements may be adversely affected. These same factors that reduce demand for its memberships may not have the same impact on a landlord that has longer commitments from its tenants than the Company has from its members.

The Company must continually add new members both to replace departing members and to expand its current member base. The Company may not be able to attract new members in sufficient numbers to fully replace departing members. In addition, the revenue the Company generates from new members may not be as high as the revenue generated from existing members because of discounts the Company may offer to these new members, which have increased in recent periods, and the Company may incur marketing or other expenses, including referral fees, to attract new members, which may further offset its revenues from these new members. For these and other reasons, the Company could continue to experience a decline in its revenue growth, which could adversely affect its results of operations.

An economic downturn or subsequent declines in market rents may result in increased member terminations and could adversely affect the Company’s results of operations.

While the Company believes that it has a durable business model in all economic cycles, there can be no assurance that this will be the case. A significant portion of the Company’s member base consists of small- and mid-sized businesses and freelancers who may be disproportionately affected by adverse economic conditions. In addition, the Company’s concentration in specific cities magnifies the risk to the Company of adverse localized economic conditions in those cities or the surrounding regions. For the six months ended June 30, 2021, the Company generated the majority of its revenue from locations in the United States and the United Kingdom. The majority of the Company’s 2021 revenue from locations in the United States was generated from locations in the greater New York City, San Francisco, Boston, San Jose and Seattle markets. A majority of its locations in the United Kingdom are in London. Economic downturns in these markets or other markets in which the Company is growing its number of locations may have a disproportionate effect on the Company’s revenue and its ability to retain members, in particular among members that are small- and mid-sized businesses, and thereby require the Company to expend time and resources on sales and marketing activities that may not be successful and could impair its results of operations. Additionally, an outbreak of a contagious disease, such as the current COVID-19 pandemic or any similar illness, has had and may continue to have a disproportionate effect on businesses located in large metropolitan areas (such as those listed above), as larger cities are more likely to institute a quarantine or “shelter-in-place”. Furthermore, the Company has experienced, and may continue to experience, increased churn and non-payment from members negatively affected by the COVID-19 pandemic. In addition, the Company’s business may be affected by generally prevailing economic conditions in the markets where it operates, which can result in a general decline in real estate activity, reduce demand for its solutions and services and exert downward pressure on its revenue.

The long-term and fixed-cost nature of the Company’s leases may limit the Company’s operating flexibility and could adversely affect its liquidity and results of operations.

The Company’s leases are primarily entered into by and through special purpose entity subsidiaries. The Company currently leases a significant majority of its locations under long-term leases that, with limited exceptions, do not contain early termination provisions. The Company’s obligations to landlords under these agreements extend for periods that generally significantly exceed the length of its membership agreements with its members, which in certain cases may be terminated by the Company’s members upon as little notice as one calendar month. The average length of the initial term of its leases is approximately 15 years, and the average term of its membership agreements is 15 months. As of June 30, 2021, the Company’s subsidiaries’ future undiscounted minimum lease cost payment obligations under signed operating and finance leases was $36.6 billion and committed sales contracts to be recognized as revenue in the future totaled approximately $3 billion. However, as of June 30, 2021, the total security packages, including in the form of corporate guarantees, outstanding letters of credit, cash security deposits to landlords and surety bonds issued, provided by the Company and its subsidiaries in respect of those lease obligations was approximately $6.5 billion, representing less than 20% of future undiscounted minimum lease cost payment obligations. In addition, individual property lease security obligations on any given lease typically decrease over the life of the lease, although the Company or its subsidiaries may continue to enter into new leases in the ordinary course of business.

The Company’s leases generally provide for fixed monthly or quarterly payments that are not tied to space utilization or the size of its member base, and nearly all of its leases contain minimum rental payment obligations. There are a small number of leases under a revenue sharing model with no minimum rent amount. As a result, in locations where the Company does not generate sufficient revenue from members at a particular space, including if members terminate their membership agreements with the Company and the Company is not able to replace these departing members or the Company ceases to operate at leased spaces, the Company’s lease cost expense exceeds its revenue. In addition, the Company may not be able to negotiate lower fixed monthly payments under its leases at rates which are commensurate with the rates at which the Company may agree to lower its monthly membership fees, which may also result in its rent expense exceeding its membership and service revenue. At certain locations, the Company has not been able to, and may not be able to, reduce its rent under the lease or otherwise terminate the lease, whether in accordance with its terms or by negotiation.

If the Company experiences a prolonged reduction in revenues at a particular leased location, including as a result of the current COVID-19 pandemic, its results of operations in respect of that space would be adversely affected unless and until the lease expires or the Company is able to assign the lease or sublease the space to a third party or otherwise renegotiate the terms of the lease or an exit from that space. The Company’s ability to assign a lease or sublease for a particular space to a third party may be constrained by provisions in the lease that restrict these transfers without notice to, or the prior consent of, the landlord. Additionally, the Company could incur significant costs if it decides to assign or sublease unprofitable leases, as the Company may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. The Company is also party to a variety of lease agreements and other occupancy arrangements, including management agreements and participating leases, containing a variety of contractual rights and obligations that may be subject to interpretation. The Company’s interpretation of such contracts may be disputed by its landlords or members, which could result in litigation, damage to its reputation or contractual or other legal remedies becoming available to such landlords and members and may impact its results of operations.

While the Company’s leases are often held by special purpose entities, the Company’s consolidated financial condition and results of operations depend on the ability of its subsidiaries to perform their obligations under these leases over time. The Company’s business, reputation, financial condition and results of operations depend on the Company’s ongoing compliance with its leases. In addition, the Company provides credit support in respect of its leases in the form of letters of credit, limited corporate guarantees (mostly from a subsidiary of WeWork), cash security deposits and surety bonds. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Lease Obligations.” The applicable landlords have and could draw under the letters of credit or demand payment under the surety bonds, which amounts would need to be funded by the Company or one of its subsidiaries, which has and could further adversely affect the Company’s financial condition and liquidity. In addition, under the Company’s surety bonds, the applicable surety has the right to increase their collateral to 100% of the outstanding bond amounts, including cash collateral or letters of credit, at any time the surety bonds are outstanding. Some sureties have already exercised this option. In certain circumstances, landlords have drawn under the letters of credit or demanded payment under the surety bonds in accordance with the terms of the applicable lease and security instrument. In addition, a small number of landlords have sued to enforce the corporate guarantees. The Company is also increasingly pursuing strategic alternatives to pure leasing arrangements, including management agreements, participating leases and other occupancy arrangements with respect to spaces. Some of the Company’s agreements contain penalties that are payable in the event the Company terminates the arrangement.

The Company has a history of losses and it may be unable to achieve profitability (as determined in accordance with GAAP).

The Company had an accumulated deficit as of June 30, 2021, December 31, 2020 and 2019 and had net losses of $3.0 billion, $3.8 billion, $3.8 billion and $1.9 billion for the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018, respectively. The Company’s accumulated deficit and net losses, which are GAAP financial metrics, historically resulted primarily from the substantial investments required to grow its business, including a significant increase in the number of locations in which the Company operates. The operation of non-core businesses in the past has also contributed to accumulated deficit and net loss historically. The Company’s rapid growth placed a significant strain on the Company’s resources. In addition, the Company has in recent periods incurred restructuring and other related costs in connection with both lease termination charges and lease amendment or exit costs resulting from the Company’s global real estate portfolio optimization efforts as well as one-time employee-related payments resulting from the Company’s workforce realignment. The impacts of the COVID-19 pandemic on the Company’s business have also contributed to the losses incurred during 2020 and the six months ended June 30, 2021.

While the Company has initiated and substantially completed a strategic restructuring with the goal of creating a leaner, more efficient organization to support its long-term goal of sustainable growth, there is no assurance that the Company will be successful in realizing the benefits of this plan. The Company’s operating costs and other expenses may be greater than it anticipates, and its investments to make its business and its operations more efficient may not be successful. Increases in the Company’s costs, expenses and investments may reduce its margins and materially adversely affect its business, financial condition and results of operations.

The Company’s success depends on its ability to maintain the value and reputation of its brand and the success of its strategic partnerships.

The Company’s brand is integral to its business. Maintaining, promoting and positioning the Company’s brand will depend largely on the Company’s ability to provide a consistently high-quality member experience and on its marketing and community-building efforts. To the extent its locations, workspace solutions or product or service offerings are perceived to be of low quality or otherwise are not compelling to new and existing members, the Company’s ability to maintain a positive brand reputation may be adversely affected.

In addition, failure by third parties on whom the Company relies but whose actions it cannot control, such as joint venture partners, general contractors and construction managers who oversee its construction activities, or their respective facilities management staff, to uphold a high standard of workmanship, ethics, conduct and legal compliance could subject the Company to reputational harm based on their association with it and its brand.

The Company believes that much of its reputation depends on word-of-mouth and other non-paid sources of opinion, including on the internet. Unfavorable publicity or consumer perception or experience of the Company’s solutions, practices, products or services could adversely affect the Company’s reputation, resulting in difficulties in attracting and retaining members, landlords and business partners (including joint venture partners), difficulties in attracting and retaining employees, regulatory scrutiny, litigation, and limiting the success of the Company’s community-building efforts and the range of solutions, products and services the Company is able to offer.

To the extent that the Company is unable to maintain a positive brand reputation organically and to contend with increased competition, the Company may need to increase or enhance its marketing efforts to attract new members, which would increase its sales and marketing expenses both in absolute terms and as a percentage of its revenue.

The Company may be unable to adequately protect or prevent unauthorized use of its intellectual property rights and the Company may be prevented by third parties from using or registering its intellectual property.

To protect its intellectual property rights, the Company relies on a combination of trademark, copyright, trade dress, patent and trade secret protection laws, protective agreements with its employees and third parties and physical and electronic security measures. The Company has obtained a strategic set of intellectual property registrations and applications, including for the WeWork brand, in certain jurisdictions throughout the world. Nevertheless, these applications may not proceed to registration or issuance or otherwise be granted protection. We may not be able to adequately protect or enforce our intellectual property rights or prevent others from copying or using the Company’s intellectual property in certain jurisdictions throughout the world and in jurisdictions where intellectual property laws may not be adequately developed or favorable to the Company. In addition, third parties may attack the Company’s trademarks, including the WeWork brand, by opposing said applications or canceling registrations on a variety of bases, including validity and non-use. Third parties have in the past and may, from time to time in the future, claim that the Company is infringing their intellectual property rights or challenge the validity or enforceability of the Company’s intellectual property rights, and the Company may not be successful in defending these claims. These claims, even without merit, could result in the prevention of the Company registering or enforcing its intellectual property. These claims can also cause the Company to stop using certain intellectual property and force the Company to rebrand or redesign our marketing, product, or technology. Additionally, the agreements and security measures the Company has in place may be inadequate or otherwise fail to effectively accomplish their protective purposes. In some cases, the Company may need to litigate these claims or negotiate a settlement that can include a monetary payment, license arrangement or cause WeWork to stop using certain intellectual property. This may also trigger certain indemnification provisions in third-party license agreements. The Company may be unable to defend its proprietary rights or prevent infringement or misappropriation without substantial expense to it and negatively impact its intellectual property rights.

Third parties may also infringe or misappropriate the Company’s intellectual property rights, including the WeWork brand, and the Company may not be successful in asserting intellectual property rights against third parties. There may be instances where we may need to resort to litigation or other proceedings to enforce our intellectual property rights. Enforcement of this type can be costly and result in counterclaims or other claims against the Company, including action against our trademark applications and registrations.

In addition, we license certain intellectual property rights, including the WeWork brand, to joint venture partners and other third parties, including granting our third-party licensed locations the right to use our intellectual property in connection with their operation of certain locations. If a licensee fails to maintain the quality of the services used in connection with our trademarks, the Company’s rights to and the value of our trademarks could be diminished. Failure to maintain, control and protect the WeWork brand and other intellectual property could negatively affect the Company’s ability to acquire members, and ultimately, negatively affect our business. If the licensees misuse our intellectual property, then this could lead to third-party claims against the Company and could negatively affect the WeWork brand.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal system in certain foreign jurisdictions, particularly those in certain developing countries, do not favor the enforcement of trademarks, patents, trade secrets and other intellectual property protection which could make it difficult for the Company to stop the infringement, misappropriation or other violation of its intellectual property rights, or the marketing of competing products or services in violation of its proprietary rights in these jurisdictions. The Company may not prevail in any such proceedings that it initiates and the damages or other remedies awarded to the Company, if any, may not be commercially meaningful.

If the measures the Company has taken to protect the WeWork brand and its other proprietary rights are inadequate to prevent unauthorized use or misappropriation by third parties or if the Company is prevented from using intellectual property due to successful third-party claims, the value of the WeWork brand and other intangible assets may be diminished and its business and results of operations may be adversely affected.

Cyber-attacks could negatively affect the Company’s business.

The Company has in the past and may be, from time to time in the future, subject to attempted or actual cyber-attacks or similar incidents against the Company and its information technology systems. This could result in a loss of proprietary business information or member information, including personal information of third parties.

Although we have implemented security measures designed to protect our information technology systems and the information we maintain from such events, we still may not be able to prevent cyber-attacks and security breaches. This is, in part, due to the increased sophistication of hackers. Any breach, theft, loss, or fraudulent use of member or employee data could cause members to lose confidence in the security of our websites, mobile applications and other information technology systems. Security breaches could expose us to risks of data loss, regulatory review, fines, litigation, and negatively affect the Company’s business.

The Company is undergoing a transformation in its business plan under new management and there can be no assurances that this new business strategy will be successful.

Following the withdrawal of the Company’s registration statement on Form S-1 in connection with its attempted initial public offering in 2019, there have been substantial changes in the Company’s management and business plan. The Company’s new strategic plan emphasizes achieving positive Adjusted EBITDA through expense management and streamlined operations, focusing on optimizing the Company’s existing real estate portfolio of domestic and international locations and executing well on its current pipeline of locations before seeking growth opportunities.

As part of this plan, beginning in the fall of 2019, the Company began a global review of its locations to optimize its real estate portfolio. This has resulted in strategically executing full or partial lease exits for locations with more limited prospects of profitability. As of June 30, 2021, the Company and its joint venture partners have negotiated over 500 lease amendments and/or exits with landlord partners around the world, resulting in an approximately $6.9 billion reduction to future lease payments and a reduction in total lease security of approximately $1.1 Billion, in each case including ChinaCo prior to the ChinaCo Deconsolidation, since December 31, 2019. However, this process is ongoing and there can be no assurance that these efforts will continue to be successful in reducing the Company’s overall lease costs. In connection with these optimization efforts, at certain locations the Company has withheld, is withholding, or may in the future withhold rent payments for some period of time. In a small number of cases, the Company’s real estate portfolio optimization efforts have resulted in litigation filed by landlords. As the process continues, additional litigation could result and the Company could be exposed to breach of contract, eviction or other claims that could result in direct and indirect costs to the Company and could result in other operational disruptions that could harm its reputation, brand and results of operations. During the year ended December 31, 2020 and the six months ended June 30, 2021, the Company incurred lease-related termination costs in connection with the aforementioned strategic lease terminations, substantially all being equal to or less than the security coverage of each lease. The Company continues to incur such costs and the Company anticipates that there will be additional lease termination fees paid in the future, substantially all of which are expected to be equal to or less than the security coverage of each applicable lease. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restructuring and Impairments.” In addition, as a result of these lease amendments and/or exits, there is a risk of potential churn or disruption in the member experience for those that are relocated to a nearby building. As of June 30, 2021, the Company has retained approximately 90% of relocated members but there can be no assurance this relocation retention pattern will continue. See the section entitled “Risk Factors — Risks relating to the Company’s Business—The long-term and fixed-cost nature of the Company’s leases may limit its operating flexibility and could adversely affect its liquidity and results of operations.”

The Company’s business depends on hiring, developing, retaining and motivating highly skilled and dedicated team members to support its mission, and failure to do so, including turnover in the Company’s senior management and other key personnel, could have a material adverse effect on the Company’s business.

The Company strives to attract, motivate, and retain team members who share a dedication to the member community and the Company’s vision, but may not be successful in doing so. The Company’s U.S.-based team members, including most of its senior management, work for the Company on an at-will basis. Other companies, including competitors, may be successful in recruiting and hiring team members away from the Company, and it may be difficult for the Company to find suitable replacements on a timely basis, on competitive terms or at all. These difficulties may be more acute following the negative publicity and organizational changes the Company experienced in late 2019.

In addition, the Company has experienced and may continue to experience operational disruptions in the process of building out a new senior management team. Changes to or turnover among senior management or other key personnel could disrupt the Company’s strategic focus or create uncertainty for management, employees, members, partners, landlords and stockholders. These changes, and the potential failure to retain and recruit senior management and other key employees, could have a material adverse effect on the Company’s operations and ability to manage the day-to-day aspects of its business. Unexpected or abrupt departures may result in the failure to effectively transfer institutional knowledge and may impede our ability to act quickly and efficiently in executing our business strategy as we devote resources to recruiting new personnel or transitioning existing personnel to fill those roles.

If the Company is unable to effectively manage employee turnover and retain existing key personnel or timely address its hiring needs or successfully integrate new hires, its employee morale, productivity and retention could suffer, which could adversely affect its business, financial condition and results of operations. Additionally, the success of each of the Company’s new and existing locations depends on its ability to hire and retain dedicated community managers and community team members. If the Company enters new geographic markets and launches new solutions, products and services, the Company may experience difficulty attracting employees in the areas it requires.

The Company has reduced and may continue to reduce the overall size of its organization and is likely to experience voluntary attrition, which may present challenges in managing its business.

During and since the third quarter of 2019, the Company has implemented reductions in its workforce and may consider further reductions in the future. Since then, WeWork has reduced its global workforce by approximately 70% through reductions in force, voluntary attrition not replaced, divestitures and joint venture arrangements. These workforce reductions have resulted in and may result in the loss of some longer-term employees and expertise and the reallocation and combination of certain roles and responsibilities across the organization, all of which could adversely affect the Company’s operations. Given the complexity and nature of the Company’s business, it must continue to implement and improve its managerial, operational and financial systems, manage its locations and continue to recruit and retain qualified personnel. This could be made more challenging by the workforce reductions and additional measures the Company may take to reduce costs. As a result, the Company’s management may need to divert a disproportionate amount of its attention away from day-to-day strategic and operational activities and devote a substantial amount of time to managing these organizational changes. Further, workforce reductions and additional cost containment measures may have unintended consequences, such as attrition beyond the Company’s intended workforce reductions, reduced employee morale and employment-related litigation. Employees who are not affected by the workforce reductions may seek alternate employment, which could require the Company to obtain additional support at unplanned additional expense.

The Company has significantly moderated and may continue to moderate its growth.

The Company’s historical growth rates prior to the end of 2019 are not expected to be indicative of its future growth. The Company has significantly moderated and may continue to moderate its growth. The Company plans to continue to open locations in which it has already signed a lease while also negotiating strategic lease restructurings and exits as part of its real estate optimization efforts. The Company’s future growth will be driven by a variety of factors, including member demand and the availability of new locations priced at a level that would enable the Company to construct the location and operate it profitably on an individual location basis. As the Company optimizes its real estate portfolio, such opportunities to expand in new and existing geographies may become more limited.

If the Company is unable to maintain or negotiate satisfactory arrangements in respect of spaces that it occupies, its ability to service its members may be impaired.

Subsidiaries of the Company currently lease real estate for the majority of its locations while the Company is pursuing asset-light arrangements such as management agreements, regional joint ventures and other occupancy arrangements with real estate owners. The Company may not receive the same possessory rights under such alternative arrangements as it does in a traditional landlord-tenant relationship. Instead, the Company’s ability to continue to serve its members at spaces occupied pursuant to these alternative arrangements depends on its relationships with strategic partners.

With respect to leases, the Company’s renewal options are typically tied to the then-prevailing net effective rent in the open market (typically leases include a floor of the then rent in effect under the lease). As a result, increases in rental rates in the markets in which the Company operates, particularly in those markets where initial terms under its leases are shorter, could adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, the Company’s ability to extend an expiring lease on favorable terms or to secure an alternate location will depend on then-prevailing conditions in the real estate market, such as overall rental cost increases, competition from other would-be tenants for desirable leased spaces and its relationships with current and prospective building owners and landlords, and may depend on other factors that are not within its control. If the Company is not able to renew or replace an expiring lease, it may incur significant costs related to vacating that space, surrendering or restoring any tenant improvements, and redeveloping whatever alternative space it is able to find in such subregion, if any. The Company’s ability to extend an expiring lease on favorable terms may be more difficult following the negative publicity the Company has experienced.

In addition, if the Company elects to or is forced to vacate a space, it could lose members who purchased memberships based on the design, location or other attributes of that particular space and may not be interested in relocating to the other spaces it has available. As of June 30, 2021, the Company has retained approximately 90% of relocated members but there can be no assurance this relocation retention pattern will continue. Further, the landlord could re-lease the vacated space in competition with the Company’s other locations.

The Company has engaged in transactions with related parties, and such transactions present possible conflicts of interest and could have an adverse effect on its business and results of operations.

The Company has historically entered into transactions with related parties, including its significant stockholders, former executive officers and current and former directors and other employees. In particular, all transactions between the Company and SoftBank Obligor (including with respect to the Company’s debt financing arrangements with SBG (described below)) are related party transactions. As of June 30, 2021, the amounts outstanding under the Company’s debt financing arrangements with SBG included $1.7 billion in outstanding letters of credit issued under the 2020 LC Facility and $2.2 billion in outstanding indebtedness under the SoftBank Senior Unsecured Debt (defined below), in addition to the ability to borrow up to $1.1 billion under the SoftBank Senior Secured Debt (defined below) subject to applicable restrictive covenants in the agreements governing the Company’s indebtedness. See “—Risks Relating to the Company’s Financial Condition—The terms of the Company’s indebtedness restrict its current and future operations, particularly its ability to respond to changes or take certain actions, including some of which may affect completion of the Company’s strategic plan.” for additional information. The significant amount of indebtedness owed by the Company to SoftBank Obligor and commitments from SoftBank Obligor to or for the benefit of the Company could present possible conflicts of interest that could have an adverse effect on the Company’s business and results of operations. In addition, as described above, SBWW is expected to receive warrants to purchase additional stock in connection with certain modifications to the debt financings described above and in connection with the consummation of the Business Consummation. There are and are likely to continue to be other arrangements in which New WeWork and SBG entities are participants related to taxes, corporate governance, debt financings, expense reimbursement and other operations. SBWW (and other affiliates of SBG) is expected to be a substantial stockholder of New WeWork and will have substantial influence of matters of corporate governance for New WeWork, resulting in possible conflicts of interests.

In addition, the Company has in the past entered into several transactions with landlord entities in which Adam Neumann, the Company’s former chief executive officer and former member of the Company’s board of directors, or WeCap Investment Group, which is operated in conjunction with Rhône Group, an investment entity run in part by Steven Langman, a former member of the Company’s board of directors, has or had an ownership interest. See “Related Party Transactions – WeWork” for additional information. As part of the Company’s restructuring, the Company is in ongoing discussions to exit certain leases with related parties. Transactions with any landlord entity in which related parties hold ownership interests present potential for conflicts of interest, as the interests of the landlord entity and its stockholders may not align with the interests of the Company with respect to, for example, the exercise of contractual remedies under these leases, such as the treatment of events of default. As is the case for all lease terminations where there are outstanding tenant improvements amounts owed, any forgiveness of tenant improvements owed for related party transactions is treated as consideration for the terminations.

Pursuant to WeWork’s related party transactions policy, all additional material related party transactions that we enter into require either (i) the unanimous consent of our audit committee or (ii) the approval of a majority of the independent members of our board of directors who are disinterested with respect to such related party transaction. Upon the closing of the Business Combination, New WeWork will have a new related party transaction policy. See “Certain Relationships and Related Person Transactions—WeWork’s Policies and Procedures for Related Party

Transactions.” Nevertheless, the Company may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on the Company’s business and results of operations or may result in government enforcement actions, investigations or other litigation.

Additionally, the Company has agreed to indemnify certain of its current and former directors and executive officers and shareholders under the WeWork Amended and Restated Certificate of Incorporation and various other agreements. The Company has agreed to reimburse indemnified parties for certain legal expenses incurred and, in 2020, paid approximately $14 million in legal fees related to these indemnifications, outside of the amounts covered by insurance. The Company may be required to pay more in legal fees related to these indemnifications in the future and these indemnification arrangements and associated payments may have an adverse effect on the Company’s business and results of operations.

The Company has entered into an agreement that grants Mr. Neumann board observer rights. Beginning on February 26, 2022, Mr. Neumann, or if requested by SBG, a designee of Mr. Neumann’s (who shall be subject to SBG’s approval), shall have the right to observe meetings of New WeWork’s board of directors (and certain committees thereof) in a non-voting observer capacity. Mr. Neumann, or his designee, is also entitled to copies of written materials provided to directors, subject to certain conditions as set forth in the agreement. Mr. Neumann’s observer rights shall terminate when he ceases to beneficially own equity securities of WeWork (including WeWork Partnerships Profits Interest Units) representing at least 19,028,251 shares of WeWork Class A Common Stock (on an as-converted basis and as adjusted for stock splits, dividends and the like).

Although WeWork expects that Mr. Neumann or his representative may express views or may ask questions, there is no such contractual entitlement beyond attending in a customary nonvoting observer capacity, and New WeWork’s board and committee meetings would be presided over by the relevant chairpersons and subject to such procedures governing conduct of the meeting as may be adopted by the board or relevant committee. The agreement governing the observer right does not entitle Mr. Neumann to participate in any conversations among directors outside of formal meetings of the New WeWork board and its applicable committees. Similarly, the agreement does not give Mr. Neumann the right to influence decisions to be made or actions to be taken by the New WeWork board or committees. Mr. Neumann will participate in meetings of the New WeWork board and its applicable committees as a nonvoting board observer — not as a director.

The agreement governing the observer right requires that Mr. Neumann or his representative agree to hold in confidence all information provided under such agreement. New WeWork has also reserved the right under such agreement to withhold information and exclude Mr. Neumann or his representative from any meeting or portion thereof to the extent reasonably likely to adversely affect the attorney-client privilege between New WeWork and its counsel or result in disclosure of trade secrets or a conflict of interest, or if there has been a violation of Mr. Neumann’s restrictive covenant obligations to New WeWork.

A significant part of the Company’s international growth strategy and international operations may be conducted through joint ventures or other management arrangements.

The Company’s international growth strategy historically included entering into joint ventures in non-U.S. jurisdictions, such as Greater China, Japan and the broader Asia-Pacific region. The Company’s success in these regions is therefore partially dependent on third parties whose actions the Company cannot control. Certain changes to those arrangements have occurred during 2020. In April 2020, the Company closed the “PacificCo Roll-up” and issued 34,482,759 shares of convertible WeWork Series H-1 Preferred Stock to SVFE, making WeWork Asia Holding Company B.V. (“PacificCo”) a wholly owned subsidiary of the Company. On September 3, 2020, affiliates of Trustbridge Partners signed definitive investment documentation with WeWork Greater China Holding Company B.V. (“ChinaCo”) and its shareholders pursuant to which (i) certain affiliates of Trustbridge Partners agreed to invest $200 million in ChinaCo in exchange for newly issued preference shares in ChinaCo and (ii) other ChinaCo shareholders (including the Company and SVFE) agreed to have their interests in ChinaCo restructured (the “Trustbridge Transaction”). The initial closing of the Trustbridge Transaction occurred on October 2, 2020, resulting in affiliates of Trustbridge Partners becoming the controlling and largest shareholders of ChinaCo. The Company’s joint venture with affiliated investment funds of SVFE in Japan is expected to continue.

Separately, the Company intends, as part of its strategic plan, to pursue additional joint ventures and other strategic partnerships, including management agreements and alternative deal structures with variable rent. In particular, the Company is building a framework to further support joint venture arrangements under which it may transfer a controlling equity interest in its operations in certain markets to a local partner while retaining minority ownership in, and a percentage of revenue from, such operations. For example, in June 2021, WeWork closed a transaction with Ampa Group (“Ampa”), one of the leading real estate companies in Israel, pursuant to which Ampa will have the exclusive right to operate WeWork’s business in Israel (the “Israel Transaction”).

The Company’s partners in these joint ventures and other arrangements may have interests that differ from the Company’s, and the Company may disagree with its partners as to the resolution of a particular issue or as to the management or conduct of the business in general. These arrangements may also carry high inherent anti-corruption compliance risk and lead to anti-corruption violations and related enforcement actions. In addition, the Company has entered into and may continue to enter into agreements that provide its partners with exclusivity or other preemptive rights in agreed-upon geographic areas, which may limit the Company’s ability to pursue business opportunities in the manner that the Company desires. Generally, in the joint venture relationship, WeWork has undertaken not to operate its business in the specific region other than through the party who has entered into an agreement with WeWork. These agreements also generally contain non-compete provisions whereby WeWork agrees not to compete with the counterparty in the applicable region and agrees to provide an opportunity for the counterparty to participate in new ventures launched by WeWork in the applicable region.

The Company’s strategic business plan includes, among others optimization of our real estate portfolio and the development of a regional joint venture model, and any such optimization and joint venture efforts may not be successful.

As part of the Company’s strategic plan, it intends to pursue growth through localized, market-driven models. In particular, the Company intends to pursue regional joint venture arrangements in which the Company licenses, for a fee to an operator of flexible space in a location in which WeWork does not operate, the use of the WeWork technology and services for managing and powering flexible work spaces and access to WeWork’s customer base. These business models are unproven and there can be no assurance that the Company will be successful in these efforts.

Some of the counterparty risks the Company faces with respect to its members are heightened in the case of Enterprise Members.

Enterprise Members, which often sign membership agreements with longer terms and for a greater number of memberships than other non-Enterprise members, accounted for 50%, 49%, 40% and 32% of the Company’s total membership and service revenue for the six months ended June 30, 2021 and the year ended December 31, 2020, 2019 and 2018, respectively. Memberships attributable to Enterprise Members generally account for a high proportion of the Company’s revenue at a particular location, and some of its locations are occupied by just one Enterprise Member. In addition, increasing Enterprise Members is a continuing part of the Company’s overall strategy. A default by an Enterprise Member under its agreement with the Company could cause a significant reduction in the operating cash flow generated by the location where that Enterprise Member is situated. The Company would also incur certain costs following an unexpected vacancy by an Enterprise Member. Given the greater amount of space generally occupied by any Enterprise Member relative to the Company’s other members, the time and effort required to execute a definitive agreement with an Enterprise Member is greater than the time and effort required to execute membership agreements with individuals or small- or mid-sized businesses, and accordingly, replacing an Enterprise Member after an unexpected vacancy by such Enterprise Member could require a significant amount of the Company’s time, energy and resources. In addition, in some instances, the Company offers configured solutions that require it to customize the workspace to the specific needs and brand aesthetics of the Enterprise Member, which may increase its build-out costs and its net capital expenditures per workstation added. If Enterprise Members were to delay commencement of their membership agreements, fail to make membership fee payments when due, declare bankruptcy or otherwise default on their obligations to the Company, the Company may be forced to terminate their membership agreements with the Company, which could result in sunk costs and transaction costs that are difficult or impossible for the Company to recover.

The Company is exposed to risks associated with the development and construction of the spaces it occupies.

Opening new locations subjects the Company to risks that are associated with development projects in general, such as delays in construction, contract disputes and claims, fines or penalties levied by government authorities relating to the Company’s construction activities, and reliance on third parties for products used in the Company’s locations. The Company may also experience delays opening a new location as a result of delays by the building owners or landlords in completing their base building work or as a result of its inability to obtain, or delays in its obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. The Company traditionally has sought to open new locations on the first day of a month and delays, even if the delay only lasts a few days, can cause it to defer opening a new location by a full month. Failure to open a location on schedule may damage the Company’s reputation and brand and may also cause it to incur expenses in order to rent and provide temporary space for its members or to provide those members with discounted membership fees.

In developing its spaces, the Company generally relies on the continued availability and satisfactory performance of unaffiliated third-party general contractors and subcontractors to perform the actual construction work and, in many cases, to select and obtain certain building materials, including in some cases from sole-source suppliers of such materials. As a result, the timing and quality of the development of its occupied spaces depends on the performance of these third parties on the Company’s behalf.

The Company does not have long-term contractual commitments with general contractors, subcontractors or materials suppliers, except for pricing agreements with certain major materials suppliers. The prices the Company pays for the labor or materials provided by these third parties, or other construction-related costs, could unexpectedly increase, which could have an adverse effect on the viability of the projects the Company pursues and on its results of operations and liquidity. Skilled parties and high-quality materials may not continue to be available at reasonable rates in the markets in which the Company pursues its construction activities.

In addition, the Company sources some of the products that it uses in its spaces from third-party suppliers. Although the Company tests the products it purchases from these third-party suppliers, the Company may not be able to identify any or all defects associated with those products. If a member or other third party were to suffer an injury from the products the Company uses in its space, the Company may suffer damage to its reputation, and may be exposed to possible liability.

The people the Company engages in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury and loss of life, damage to or destruction of property, plant and equipment, and environmental damage. The Company’s insurance coverage may be inadequate in scope or coverage amount to fully compensate it for any losses it may incur arising from any such events at a construction site it operates or oversees. In some cases, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to the Company’s spaces, loss of revenue during the repairs and, potentially, personal injury or death. The Company also can suffer damage to its reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.

The Company incurs costs relating to the maintenance, refurbishment and remediation of its spaces.

The terms of its leases generally require that the Company ensure that the spaces it occupies are kept in good repair throughout the term of the lease. The terms of its leases may also require that the Company remove certain fixtures and improvements to the space or return the space to the landlord at the end of the lease term in the same condition it was delivered to the Company, which, in such instances, will require removing all fixtures and improvements to the space at the end of the lease term. The costs associated with this maintenance, removal and repair work may be significant and vary depending on the lease.

The Company also anticipates that it will be required to periodically refurbish its spaces to keep pace with the changing needs of its members. Extensive refurbishments may be more costly and time-consuming than the Company expects and may adversely affect the Company’s results of operations and financial condition. The Company’s member experience may be adversely affected if extensive refurbishments disrupt its operations at its locations.

Supply chain interruptions and certain payment processes may increase the Company’s costs or reduce its revenues.

The Company depends on the effectiveness of its supply chain management systems to ensure reliable and sufficient supply, on reasonably favorable terms, of materials used in its construction and development and operating activities, such as furniture, lighting, millwork, wood flooring, security equipment and consumables. The materials the Company purchases and uses in the ordinary course of its business are sourced from a wide variety of suppliers around the world. Disruptions in the supply chain have resulted and may continue to result from COVID-19, and may also result from weather-related events, natural disasters, pandemics, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond its control. In the event of disruptions in the Company’s existing supply chain, the labor and materials it relies on in the ordinary course of its business may not be available at reasonable rates or at all. In some cases, the Company may rely on a single source for procurement of construction materials, services or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at the Company’s existing locations or significantly delay its opening of a new location, which may cause harm to its reputation and results of operations.

In addition, third-party suppliers may require payment upfront or deposits. As a result, the Company may not be able to obtain the most favorable pricing, which may increase the Company’s costs or reduce its revenues. Additionally, lowered credit limits provided by a number of the Company’s suppliers may limit its purchasing power.

If the Company’s pricing and related promotional and marketing plans are not effective, its business and prospects may be negatively affected.

The Company’s business and prospects depend on the impact of pricing and related promotional and marketing plans and its ability to adjust these plans to respond quickly to economic and competitive conditions. If the Company’s pricing and related promotional and marketing plans are not successful, or are not as successful as those of competitors, its revenue, membership base and market share could decrease, thereby adversely impacting its results of operations.

The Company’s internal controls, financial systems and procedures need further development for a public company and a company of its global scale.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, after the closing of the Business Combination, our management will be required to report on the effectiveness of our disclosure controls and internal control over financial reporting, and our auditor will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting, starting with the second annual report that we file with the SEC after the completion of this offering. Because we are not currently required to comply with Section 404, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions. Management’s assessment of our internal control systems and procedures may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Additionally, any actual or perceived weakness or condition that needs to be addressed in our internal control systems may have an adverse impact on our business.

Irrespective of compliance with Section 404, given the Company’s previous growth rate, we will need to further develop our internal control systems and procedures to keep pace with our growth and we are currently working to improve our controls. As part of the strategic plan put in place by new management, the Company believes that it has stabilized its growth and it continues to focus on further development of internal controls in order to accommodate the Company’s global scale. Some of the Company’s internal controls, financial systems and procedures are still in the process of being updated. However, the planned development of our internal controls may not proceed smoothly or on the Company’s projected timetable, and this framework may not fully protect it against operational risks and losses. If we are unable to implement any of the changes to our internal controls, financial systems and procedures effectively or efficiently, it could adversely affect our operations, financial reporting and results of operations.

We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures that we might take may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. If we fail to maintain effective systems, controls and procedures, including disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We may also experience higher than anticipated operating expenses, as well as higher independent auditor fees, during and after the implementation of these changes.

If we are unable to implement any of the changes to our internal controls over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

The Company relies on a combination of proprietary and third-party technology systems to support its business and member experience, and, if these systems experience difficulties, the Company’s business, financial condition, results of operations and prospects may be materially adversely affected.

The Company uses a combination of proprietary technology and technology provided by third-party service providers to support its business and its member experience. For example, the WeWork app, which the Company developed in-house but which incorporates third-party and open source software, connects local communities and develops and deepens connections among its members, both at particular spaces and across its global network.

The Company also uses technology of third-party service providers to help manage the daily operations of its business. For example, the Company relies on its own internal systems as well as those of third-party service providers to process membership payments and other payments from its members.

To the extent the Company experiences difficulties in the operation of technologies and systems the Company uses to manage the daily operations of its business or that the Company makes available to its members, the Company’s ability to operate its business, retain existing members and attract new members may be impaired. The Company may not be able to attract and retain sufficiently skilled and experienced technical or operations personnel and third-party contractors to operate and maintain these technologies and systems, and its current product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all.

Moreover, the Company may be subject to claims by third parties who maintain that its service providers’ technology infringes the third party’s intellectual property rights. Although the Company’s agreements with its third-party service providers often contain indemnities in the Company’s favor with respect to these eventualities, the Company may not be indemnified for these claims or the Company may not be successful in obtaining indemnification to which the Company is entitled.

Also, any harm to its members’ personal computers or other devices caused by its software, such as the WeWork app, wifi or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the member experience, the Company’s reputation and its results of operations and financial condition.

The Company uses third-party open source software components, which may pose particular risks to its proprietary software, technologies, products and services in a manner that could negatively affect the Company’s business.

The Company uses open source software in its WeWork app and other services and will continue to use open source software in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that the Company’s services depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our app or other services and injure our reputation.

Some open source licenses contain requirements that licensees make available source code for modifications or derivative works created based upon the type of open source software used, or grant other licenses to intellectual property. If the Company combines its proprietary software with open source software in a certain manner, it could, under certain open source licenses, be required to release or license the source code of its proprietary software to the public. From time to time, the Company may be subject to claims claiming ownership of, or demanding release of, the source code for such open source software, the software and/or derivative works that are developed using such open source licensed software, requiring the Company to provide attributions of any open source software incorporated into its distributed software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require the Company to purchase a costly license or require the Company to devote additional resources to re-engineer its software or change its products or services, any of which could have an adverse effect on the Company’s business and results of operations.

If the Company’s proprietary information and/or data it collects and stores, particularly billing and personal data, were to be accessed by unauthorized persons, the Company’s reputation, competitive advantage and relationships with its members could be harmed and its business could be materially adversely affected.

The Company generates significant amounts of proprietary, sensitive and otherwise confidential information relating to its business and operations, and the Company collects, stores and processes confidential and personal data regarding its members, including member names and billing data. Its proprietary information and data are maintained on the Company’s own systems as well as the systems of third-party service providers.

Similar to other companies, the Company’s information technology systems face the threat of insider threats or cyber-attacks, such as security breaches, exfiltration, phishing scams, malware and denial-of-service attacks. The Company’s systems or the systems of its third-party service providers could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or destruction of the Company’s proprietary information and/or members’ data and the disruption of business operations.

Because techniques used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against the Company or its service providers, the Company and its service providers may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illicitly obtain identification and password credentials could potentially gain unauthorized access to the Company’s systems or the systems of its third-party service providers. If any such event occurs, the Company may have to spend significant capital and other resources to notify affected individuals, regulators and others as required under applicable law, mitigate the impact of the event and develop and implement protections to prevent future events of that nature from occurring. From time to time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information. The Company has experienced unauthorized breaches of its systems in the past, which the Company believes did not have a material effect on its business.

If a data security incident occurs, or is perceived to occur, the Company may be the subject of negative publicity and the perception of the effectiveness of its security measures and its reputation may be harmed, which could damage the Company’s relationships and result in the loss of existing or potential members and adversely affect its results of operations and financial condition. In addition, even if there is no compromise of member information, the Company could incur significant regulatory fines, be the subject of litigation or enforcement proceedings or face other claims. In addition, the Company’s insurance coverage may not be sufficient in type or amount to cover it against claims related to security breaches, cyber-attacks and other related data and system incidents.

If new operating rules or interpretations of existing rules are adopted regarding the processing of credit cards that the Company is unable to comply with, the Company could lose the ability to give members the option to make electronic payments, which could result in the loss of existing or potential members and adversely affect its business.

The Company’s reputation, competitive advantage, financial position and relationships with its members could be materially harmed if the Company is unable to comply with complex and evolving data protection and privacy laws and regulations, and the costs and resources required to achieve compliance may have a materially adverse impact on its business.

The Company’s reputation, competitive advantage, financial position and relationships with its members could be materially harmed if the Company is unable to comply with complex and evolving data protection and privacy laws and regulations, and the costs and resources required to achieve compliance may have a materially adverse impact on its business.

The collection, protection and use of personal data are governed by privacy laws and regulations enacted in the United States, Europe, Asia, Latin America and other jurisdictions around the world in which the Company operates. These laws and regulations continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with applicable privacy laws and regulations may increase the Company’s costs of doing business and adversely impact its ability to conduct its business and market its solutions, products and services to its members and potential members.

For example, the Company is subject to the European Union’s General Data Protection Regulation (EU) 2016/679 (“GDPR”), which applies to all members of the European Economic Area (“EEA”) and, in some circumstances, to processors in a state outside the EEA including any business, regardless of its location, that provides goods or services to individuals located in the EEA. The GDPR imposes significant obligations on data controllers and data processors, requiring the implementation of more stringent requirements for the processing of personal data. If the Company fails to comply with the GDPR, it may lead to regulatory investigation with possible enforcement of monetary penalties ranging from 10 million to 20 million euro, or 2% to 4% of annual worldwide revenue (whichever is higher), private or class action lawsuits and/or reputational damage.

Further, withdrawal of the United Kingdom (“UK”) from the European Union (“EU”) and the unknown financial, trade, regulatory and legal implications could lead to legal uncertainty and potentially divergent national laws and regulations. In particular, while the Data Protection Act of 2018, which supplements the GDPR, is now effective in the UK alongside the UK GDPR, it is still unclear whether transfer of data from the EEA to the UK will remain lawful under the GDPR without additional safeguards. Under the EU-UK Trade and Cooperation Agreement signed on 30 December 2020, following the expiry of the transition period, the UK will continue to benefit from the free movement of data from the EU until the earlier of (a) the European Commission reaching an adequacy decision with respect to the UK; or (b) a period of four months (which may be extended for a further two months) from the date the EU-UK Trade and Cooperation Agreement enters into force (the “Specified Period”). In the meantime, the European Commission published its draft adequacy decision, finding that the UK does ensure an adequate level of data protection. Before the decision is formally adopted, the European Data Protection Board will need to issue a non-binding opinion on the draft and each Member State must approve the decision. There is currently uncertainty as to how long this process will take. In the interim, transfers of personal data from the EEA to the UK will not be considered transfers to a third country. Should approval not be obtained prior to the expiry of the Specified Period, organizations will be required to implement a valid data transfer mechanism for data transfers from the EEA to the UK. The Company may incur costs to comply with new requirements and restrictions for data transfers between the EEA and the UK based on applicable regulations.

EU legislators are preparing a new privacy Regulation to amend and replace the ePrivacy Directive (2002/58/EC). This change in the law on an EU level may have significant impact on the legal requirements for electronic communication including the operation of and user interaction with websites (such as possibly requiring browsers to block access and use of device data and storage by default) and the placement of cookies. Whereas it is currently still unclear if and when the proposed ePrivacy Regulation will enter into effect, European regulators and courts tend to apply the current law more restrictively in a way which effectively anticipates opt-in requirements under the proposed ePrivacy Regulation. Other governmental authorities in the markets in which the Company operate are also considering additional and potentially diverging legislative and regulatory proposals that would increase the level and complexity of regulation on Internet display, disclosure and advertising activities. Additionally, there is currently increased attention on cookies and tracking technologies in Europe, with EU regulators taking a strict approach to enforcement in this area. These changes could lead to substantial costs, require system changes, limit the effectiveness of the Company’s marketing activities and subject the Company to additional liabilities.

EU laws regulate transfers of EEA personal data to third countries, such as the United States, that have not been found to provide adequate protection to such personal data. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal data from the EEA and the UK to the United States and other jurisdictions. For example, on July 16, 2020, the European Court of Justice (“CJEU”) invalidated the EU-U.S. Privacy Shield framework (“Privacy Shield”), which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EEA/UK to the United States. The same decision also cast doubt on the ability to use one of the primary alternatives to the EU-U.S. Privacy Shield framework, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), to lawfully transfer personal data from Europe to the United States and most other countries (though the SCCs currently remain a valid data transfer mechanism under the GDPR and UK GDPR). At present, there are few if any viable alternatives to the Privacy Shield Frameworks and the SCCs for the foregoing purposes, which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity which could have an adverse effect on our reputation and business.

Additionally, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides new data privacy rights for consumers and new operational requirements for companies, effective in 2020. The CCPA gives California residents new rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, and creates a private right of action for security breaches that could lead to consumer class actions and other litigation against the Company. As CCPA enforcement began on July 1, 2020, it remains unclear what, if any, modifications will be made to the regulations implementing the CCPA or how the CCPA and its implementing regulations will be interpreted. Varied interpretations of or modifications to the CCPA and its implementing regulations may have a significant effect on our business and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply. Other U.S. states and the U.S. Congress have adopted or are in the process of considering legislation similar to California’s legislation. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. If the Company fails to comply with the CCPA or other federal or state data protection and data privacy laws, or if regulators or plaintiffs assert the Company has failed to comply with them, it may lead to regulatory enforcement actions, private lawsuits and/or reputational damage. Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, passed in California in November 2020. The CPRA will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and changes to business processes may be required.

In Canada, the Company is subject to Canada’s Personal Information and Protection of Electronic Documents Act (“PIPEDA”). PIPEDA provides Canadian residents with privacy protections and sets out rules for how companies may collect, use and disclose personal information in the course of commercial activities. The costs of compliance with, and other burdens imposed by, these and other international data privacy and security laws may limit the use and adoption of the Company’s solutions, products and services and could have a materially adverse impact on its business. Any failure or perceived failure by the Company or third-party service providers to comply with international data privacy and security laws may lead to regulatory enforcement actions, fines, private lawsuits or reputational damage.

Failure to comply with marketing, consumer protection, and data privacy laws could result in fines or restrict the Company’s business practices.

The Company is expanding its business through new digital and e-commerce products. The Company may not be in compliance with consumer protection laws (such as ROSCA PROFECO), unfair contract clauses, sales, marketing and advertising laws or other similar laws in certain jurisdictions. These laws, as well as any changes in these laws, could negatively affect current or planned digital and e-commerce product offerings and subject the Company to regulatory review and fines and an increase in lawsuits. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require the Company to make changes to its operations or incur fines, penalties, litigation or settlement expenses and refunds which may result in harm to its business.

The Company has not obtained and may not obtain all regulatory approvals from government agencies and may not be in compliance with telecommunications laws associated with the Company’s anticipated product offerings prior to marketing and launching these products in certain jurisdictions. If the Company does not comply with any current or future state regulations that apply to its business, the Company could be subject to substantial fines and penalties, may have to restructure its product offerings, exit certain markets, or raise the price of its products, any of which could ultimately harm its business and results of operations. Any enforcement action by the regulators, which may be a public process, could hurt the Company’s reputation in the industry, possibly impair its ability to sell products to its customers and harm its business.

The Company plans to continue operating its business in markets outside the United States, which will subject it to risks associated with operating in foreign jurisdictions.

Expanding operations into markets outside the United States was historically an important part of the Company’s growth strategy. The Company expects that operations in markets outside the United States will continue to represent a significant portion of its business in the coming years.

While the Company plans to prioritize operating internationally in certain markets through localized, market-driven models, including through joint ventures, in line with its new business strategy, the success and profitability of its business in non-U.S. markets will continue to depend on its ability to attract local members. The solutions, products and services the Company, or its joint venture partners, offers or determines to offer in the future may not appeal to potential members in all markets in the same way it appeals to its members in markets where the Company currently operates. In addition, local competitors may have a substantial competitive advantage over the Company in a given market because of their greater understanding of, and focus on, individuals and organizations in that market, as well as their more established local infrastructure and brands. The Company may also be unable to hire, train, retain and manage the personnel the Company requires in order to manage its international operations effectively, on a timely basis or at all, which may limit the Company’s ability to operate effectively in these markets and negatively impact its financial performance in these markets. Further, the Company may experience variability in the terms of its leases (including rent per square foot) and in its capital expenditures as the Company moves into new markets.

Operating in international markets, which may require operating through new localized, market-driven models in accordance with the Company’s strategic plan, requires significant resources and management attention and subjects the Company to regulatory, economic and political risks that may be different from and incremental to those that the Company faces in the United States, including:

•	the need to adapt the design and features of its locations and products and services to accommodate specific cultural norms and language differences;

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difficulties in understanding and complying with local laws and regulations in foreign jurisdictions, including local labor laws, tax laws, environmental regulations and rules and regulations related to occupancy of its locations;

•	varying local building codes and regulations relating to building design, construction, safety, environmental protection and related matters;

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significant reliance on third parties with whom the Company may engage in joint ventures, strategic alliances or ordinary course contracting relationships whose interests and incentives may be adverse to or different from the Company’s or may be unknown to the Company;

•	varying laws, rules, regulations and practices regarding protection and enforcement of intellectual property rights, including trademarks;

•	varying marketing and consumer protection laws, regulations and related practices

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laws and regulations regarding consumer and data protection, telecommunications requirements, privacy and security, and encryption that may be more restrictive than comparable laws and regulations in the United States;

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corrupt or unethical practices in foreign jurisdictions that may subject the Company to compliance costs, including competitive disadvantages, or exposure under applicable anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”);

•	compliance with applicable export and import controls and economic and trade sanctions, such as sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control;

•	fluctuations in currency exchange rates and compliance with foreign exchange controls and limitations on repatriation of funds; and

•	unpredictable disruptions as a result of security threats or political or social unrest and economic instability.

Finally, continued expansion in markets outside the United States may require significant financial and other investments. These investments include developing relationships with local partners and third-party service providers, property sourcing and leasing, marketing to attract and retain new members, developing localized infrastructure and services, further developing corporate capabilities able to support operations and international trade compliance in multiple countries, and potentially entering into strategic transactions with companies based outside the United States and integrating those companies with the Company’s existing operations. If the Company continues to invest time and resources to expand its operations outside the United States, but cannot manage these risks effectively, the costs of doing business in those markets, including the investment of management attention, may be prohibitive, or the Company’s expenses may increase disproportionately to the revenue generated in those markets.

As the Company continues to grow in new and existing markets using varying models, certain metrics may be impacted by the geographic mix of its locations. While the Company intends to pursue profitable growth in accordance with its strategic plan, the Company’s overall results of operations could be negatively impacted if lower margin markets, including markets such as Latin America and Southeast Asia, were to become a larger portion of the Company’s real estate portfolio. Margins may also be negatively impacted by an increase in the percentage of the real estate portfolio subject to joint venture arrangements, which may reduce the Company’s down-side risk but could also limit up-side potential as we share in profits with our partners.

The Company faces risks arising from strategic transactions such as acquisitions, divestitures, investments and regional joint venture arrangements that it evaluates, pursues and undertakes.

The Company has historically evaluated potential strategic acquisition or investment opportunities, and it has pursued and undertaken certain of those opportunities. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures and could entail unforeseen liabilities that are not recoverable under the relevant transaction agreements or otherwise.

WeWork and Cushman entered into a non-binding exclusive strategic partnership to market both landlords and businesses on WeWork’s management experience platform and on new jointly developed solutions. The material terms of the partnership are non-binding and subject to finalization of definitive documentation. There can be no assurance that WeWork will enter into definitive documentation or consummate the transactions with Cushman, or that WeWork will realize the anticipated benefits of its partnership with Cushman.

The Company has recently divested certain assets or businesses that no longer fit with its strategic direction or growth targets, including businesses that the Company had recently acquired. For example, the Company has divested several non-core businesses, including Meetup, MBQ, Flatiron, SpaceIQ, Teem, Conductor and Fieldlens. Furthermore, the Company intends to pursue regional joint venture arrangements in which the Company licenses, for a fee to an operator of flexible space in a location in which WeWork does not operate, the use of WeWork’s technology and services for managing and powering flexible work spaces and access to WeWork’s customer base. In 2021, an affiliate of SBG and WeWork signed an agreement with respect to the formation of a regional joint venture for certain of WeWork’s Latin American operations.

The transactions described above involve significant risks and uncertainties, including:

•	inability to find potential partners;

•	inability to obtain favorable terms for the Company’s regional joint venture agreements;

•	failure to effectively transfer liabilities, contracts, facilities and employees to buyers or partners;

•	requirements that the Company retain or indemnify buyers or partners against certain liabilities and obligations;

•	the possibility that the Company will become subject to third-party claims arising out of such divestitures or regional joint venture arrangements;

•	inability to reduce fixed costs previously associated with the divested assets or business or in markets where the Company enters into a regional joint venture arrangement;

•	disruption of the Company’s ongoing business and distraction of management;

•	loss of key employees who leave as a result of a divestiture or regional joint venture arrangement; and

•	loss of members from WeWork locations to other flex workspace providers in similar locations.

Because acquisitions and divestitures as well as regional joint venture arrangements are inherently risky, the transactions may not be successful and may, in some cases, harm the Company’s operating results or financial condition.

The Company has entered into certain agreements that may limit its ability to directly acquire ownership interests in properties, and its control and joint ownership of certain properties with third-party investors may create conflicts of interest.

The Company holds an ownership interest in the WeCap Investment Group (formerly known as ARK), its real estate acquisition and management platform, through its majority ownership of the general partner and manager entities that manage the activities of real estate acquisition vehicles managed or sponsored by the WeCap Investment Group. In connection with the establishment of the real estate investment platform, WeCap Investment Group, the Company agreed that WeCap Holdings Partnership would be the exclusive general partner and the WeWork Capital Advisors LLC would be the exclusive investment manager for any real estate acquisition vehicles managed by, or otherwise affiliated with, the Company and its controlled affiliates and associated persons. The Company also agreed to make commercial real estate and other real estate-related investment opportunities that meet WeCap Investment Group’s mandate available to the WeCap Investment Group on a first-look basis, with certain limited exceptions. Because of these requirements, which are in effect at least until there are no real estate acquisition vehicles managed or sponsored by the WeCap Investment Group that are actively deploying capital, the Company may be required to acquire ownership interests in properties through the WeCap Investment Group that the Company otherwise could have acquired through one of its operating subsidiaries, which may prevent the Company from realizing the full benefit of certain attractive real estate opportunities.

Additionally, the WeCap Investment Group primarily focuses on acquiring, developing and managing properties that the WeCap Investment Group believes could benefit from the Company’s occupancy or involvement, and the Company expects a subsidiary to occupy or be involved with a meaningful portion of the properties acquired by real estate acquisition vehicles managed or sponsored by the WeCap Investment Group. The Company’s ownership interest in the WeCap Investment Group may create situations where its interests with respect to the exercise of the WeCap Investment Group’s management rights in respect of assets owned or controlled by the WeCap Investment Group, as well as the WeCap Investment Group’s duties to limited partners or similar members in real estate acquisition vehicles managed or sponsored by the WeCap Investment Group, may be in conflict with the Company’s own independent economic interests as a tenant and operator of its locations. For example, conflicts may arise in connection with decisions regarding the structure and terms of the leases entered into between the Company and the WeCap Investment Group, tenant improvement allowances, or guarantee or termination provisions. Conflicts of interest may also arise in connection with the exercise of contractual remedies under such leases, such as treatment of events of default.

The Company’s ownership interest in the WeCap Investment Group may impact its financial condition and results of operations.

WeCap Investment Group’s financial performance is significantly correlated with the activities of real estate acquisition vehicles managed or sponsored by the WeCap Investment Group, and a significant portion of any income to the WeCap Investment Group is expected to be received, if at all, at the end of the holding period for one or more given assets or the term of one or more given real estate acquisition vehicles. In addition, a broad range of events or circumstances could cause any real estate acquisition vehicle managed or sponsored by the WeCap Investment Group to fail to meet its objectives. In light of the long-dated and uncertain nature of any income to the WeCap Investment Group, the WeCap Investment Group’s financial performance may be more variable than the Company expects, both from period to period and overall. Accordingly, because of the Company’s ownership interest in the WeCap Investment Group, the WeCap Investment Group’s performance and activities, including the nature aid timing of the WeCap Investment Group transactions, may affect the comparability of the Company’s financial condition and results of operations from period to period, in each case to the extent required to be directly included in its consolidated financial statements in accordance with GAAP.

Additionally, although the Company does not generally expect this to be the case, investments through real estate acquisition vehicles managed or sponsored by the WeCap Investment Group may require that the Company directly incur or guarantee debt, which the Company expects will typically be through loans secured by assets or properties that the WeCap Investment Group acquires. For example, an entity in which the Company previously held an interest with the WeCap Investment Group and others incurred a secured loan to purchase certain property in New York City in 2019, which the Company had leased from that entity. Until the secured loan was repaid in connection with the sale of the property in March 2020, it was recourse to WeWork Companies LLC and WeWork in certain limited circumstances, and WeWork Companies LLC and WeWork also provided performance guarantees relating to the lease and development of that property.

The Company may not be able to compete effectively with others.

While the Company considers itself to be a leader in the flexible space market, with the largest real estate portfolio on a square footage basis and core competencies in finding, building, filling and operating new locations, the growing shift towards flexible office space may encourage people to launch competing flexible workspace offerings. If new companies decide to launch competing solutions in the markets in which the Company operates, or if any existing competitors obtain a large-scale capital investment, the Company may face increased competition for members.

In addition, some of the services the Company offers or plans to offer are provided by one or more large, national or international companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of the Company’s competitors may also be better capitalized than it is, have access to better lease terms than it does, have operations in more jurisdictions than it does or be able or willing to provide services at a lower price than it is. The Company’s inability to compete effectively in growing or maintaining its membership base could hinder its growth or adversely impact its operating results.

The Company’s limited operating history and evolving business make it difficult to evaluate its current business and future prospects.

The Company’s limited operating history and the evolution of its business make it difficult to accurately assess its future prospects. It may not be possible to discern fully the economic and other business trends that the

Company is subject to. Elements of its business strategy are new and subject to ongoing development as its operations mature. In addition, it may be difficult to evaluate the Company’s business because there are few other companies that offer the same or a similar range of solutions, products and services as the Company does.

Certain of the measures the Company uses to evaluate its financial and operating performance, including the Projections (defined below), are subject to inherent challenges in measurement and may be impacted by subjective determinations and not necessarily by changes in its business.

The Company tracks certain operational metrics, including key performance indicators such as memberships and projections, with internal systems and tools that are not independently verified by any third party. Certain of the Company’s operational metrics are also based on assumptions or estimates of future events. In particular., the number of open locations, pre-opening locations and pipeline locations is compiled from a number of data sources depending on the phase of the location within the lifecycle that the Company attributes to its locations. For open locations, workstation capacity for shared workspace offerings, which account for a subset of its standard workspace solutions, is estimated on a location-by-location basis by its design and regional community teams based on demand and the characteristics and distinct local personality of the relevant community. Meanwhile, for pre-opening and pipeline locations, workstation capacity is estimated by its real estate and design teams based on its building information modeling software, and includes estimated workstation capacity for locations that are the subject of a draft term sheet or lease that may not result in a signed lease agreement or an open location.

The Company’s internal systems and tools have a number of limitations, and its methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how the Company measures data or with respect to the data that the Company measures may affect its understanding of certain details of its business, which could affect its long-term strategies. If the internal systems and tools the Company uses to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the data the Company reports may not be accurate. If the Company discovers material inaccuracies with respect to these figures, its reputation may be significantly harmed, and its results of operations and financial condition could be adversely affected.

The Company does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. The Projections included in this proxy statement/prospectus were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. The Projections also reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future industry performance and matters specific to WeWork’s business. There can be no assurance that WeWork’s financial condition, including its cash flows or results of operations will be consistent with those set forth in the Projections, which could have an adverse impact on the market price of New WeWork Common Stock or the financial position of New WeWork following the closing of the Business Combination.

If the Company’s employees were to engage in a strike or other work stoppage or interruption or seek to unionize, the Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.

If disputes with the Company’s employees arise, or if its workers engage in a strike or other work stoppage or interruption or seek to unionize, the Company could experience a significant disruption of, or inefficiencies in, its operations or incur higher labor costs, which could have a material adverse effect on its business, results of operations, financial condition and liquidity. In addition, some of the Company’s employees outside of the United States are represented or may seek to be represented by a labor union or workers’ council.

The Company is subject to litigation, investigations and other legal proceedings which could adversely affect its business, financial condition and results of operations.

The Company has in the past been, is currently and expects to continue in the future to be a party to or involved in pre-litigation disputes, individual actions, putative class actions or other collective actions, U.S. and foreign government regulatory inquiries and investigations and various other legal proceedings arising in the normal course of its business, including with members, employees, landlords and other commercial partners, securityholders, third-party license holders, competitors, government agencies and regulatory agencies, among others. For a description of certain pending legal proceedings and ongoing regulatory matters not in the ordinary course of business, see the section entitled “Legal Matters” in Note 24 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus and the sections entitled “Risk Factors — Risks Relating to the Company’s Business — The long-term and fixed-cost nature of the Company’s leases may limit the Company’s operating flexibility and could adversely affect its liquidity and results of operations.” and “— Risks Relating to the Company’s Business — The Company is undergoing a transformation in its business plan under new management and there can be no assurances that this new business strategy will be successful.”

Management intends to vigorously defend these cases and cooperate in these investigations. However, there is a reasonable possibility that the Company could be unsuccessful in defending these claims and could incur a loss. It is not currently possible to estimate a range of reasonably possible loss above the aggregated reserves. The Company also cannot offer any assurances regarding the scope of these investigations, the nature of any actions that these or other regulatory parties will take, or the timing within which they will be resolved.

Negative publicity may lead to additional investigations or lawsuits. Often these cases raise complex factual and legal issues, and the result of any such litigation, investigation or other legal proceeding is inherently unpredictable. Claims against the Company, whether meritorious or not, could require significant amounts of management’s time and attention and the Company’s resources to defend, could result in significant media coverage and negative publicity and could be harmful to the Company’s reputation, its brand and its business. If any of these legal proceedings or government inquiries were to be determined adversely to the Company or result in an enforcement action or judgment against the Company, or if the Company were to enter into settlement arrangements, the Company could be exposed to monetary damages or be forced to change the way in which it operates its business, which could have an adverse effect on the Company’s business, financial condition, results of operations and cash flows. In addition, the Company may incur substantial legal fees and related expenses in connection with defending any investigations or lawsuits and fulfilling certain indemnification obligations.

The Company’s business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events for which the Company may not be sufficiently insured.

Natural disasters and other adverse weather and climate conditions, public health crises, political crises, terrorist attacks, war and other political instability or other unexpected events could disrupt the Company’s operations, damage one or more of its locations or prevent short- or long-term access to one or more of its locations. In particular, another outbreak of a contagious disease or similar public health threat as was experienced with the COVID-19 outbreak, particularly as it may impact the Company’s operations and supply chain, may have a material impact on the Company’s business, results of operations and financial condition.

Many of the Company’s locations are located in the vicinity of disaster zones, including flood zones in New York City and potentially active earthquake faults in the San Francisco Bay Area and Mexico City, and many of its locations are concentrated in metropolitan areas or located in or near prominent buildings, which may be the target of terrorist or other attacks. Although the Company carries comprehensive liability, fire, extended coverage and business interruption insurance with respect to all of its consolidated locations, there are certain types of losses that the Company does not insure against because they are either uninsurable or not insurable on commercially reasonable terms. Should an uninsured event or a loss in excess of the Company’s insured limits occur, the Company could lose some or all of the capital invested in, and anticipated future revenues from, the affected locations, and the Company may nevertheless continue to be subject to obligations related to those locations.

Economic and political instability and potential unfavorable changes in laws and regulations in international markets could adversely affect the Company’s results of operations and financial condition.

The Company’s business may be affected by political instability and potential unfavorable changes in laws and regulations in international markets in which it operates. For example, the United Kingdom’s withdrawal from the European Union, known as “Brexit,” that occurred on January 31, 2020, could impact the Company’s operations in the United Kingdom. In particular, the real estate industry generally faces substantial uncertainty regarding the impact of Brexit. Adverse consequences could include, but are not limited to: global economic uncertainty and deterioration, volatility in currency exchange rates, adverse changes in regulation of the real estate industry, disruptions to the markets the Company invests in and the tax jurisdictions it operates in (which may adversely impact tax benefits or liabilities in these or other jurisdictions), and/or negative impacts on the operations and financial conditions of the Company’s tenants. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Given the ongoing uncertainty surrounding the transition period negotiations, the Company cannot predict how the Brexit process will finally be implemented and is continuing to assess the potential impact, if any, of these events on its operations, financial condition, and results of operations.

Additionally, there are concerns regarding potential changes in the future relationship between the United States and various other countries, most significantly China, with respect to trade policies, treaties, government regulations and tariffs. It remains unclear how the United States or foreign governments will act with respect to tariffs, international trade agreements and policies. The implementation by China or other countries of higher tariffs, capital controls, new adverse trade policies or other barriers to entry could have an adverse impact on the Company’s business, financial condition and results of operations.

Risks Relating to the Company’s Financial Condition

The Company’s indebtedness and other obligations could adversely affect its financial condition and liquidity.

As of June 30, 2021, the Company had $669.0 million of outstanding principal on the Senior Notes (defined below). In addition, as of June 30, 2021, the amounts outstanding under the Company’s debt financing arrangements with SBG included $1.7 billion in outstanding letters of credit issued under the 2020 LC Facility, under which SBG is a co-obligor, and $2.2 billion in outstanding indebtedness under the SoftBank Senior Unsecured Debt and $349.0 million in principal outstanding under the LC Debt Facility (defined below). As of June 30, 2021 there remained $84.7 million in remaining letter of credit availability under the 2020 LC Facility, and $1.1 billion available to be drawn under the SoftBank Senior Secured Notes. If the Company makes additional draws on the Company’s debt financing arrangements with SBG, the Company’s total indebtedness will be substantially increased, which could intensify the risks related to its high level of debt. In addition, the Company has $38.92 million of outstanding principal on other loans.

The Company’s high level of debt could have important consequences, including the following:

•	limiting its ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, and increasing its cost of borrowing;

•	requiring a substantial portion of its cash flows to be dedicated to payments on its obligations instead of for other purposes; and

•	increasing its vulnerability to general adverse economic and industry conditions and limiting its flexibility in planning for and reacting to changes in the industry in which the Company competes.

Subject to the limits contained in the indenture governing the Senior Notes and the Company’s other debt agreements and obligations, the Company and its subsidiaries will also be able to incur substantial additional debt, lease obligations and other obligations from time to time. If the Company or its subsidiaries do so, the risks related to its high level of debt could intensify.

The Company and its subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and other obligations and may be forced to take other actions to satisfy their obligations, which may not be successful.

The Company and its subsidiaries’ ability to make scheduled payments or refinance its obligations depends on their financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control. The Company and its subsidiaries may be unable to maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on its indebtedness and to pay their lease obligations.

If the Company and its subsidiaries’ cash flows and capital resources are insufficient to fund their obligations, the Company and its subsidiaries could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance their indebtedness and other obligations. The Company and its subsidiaries may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow them to meet their scheduled debt obligations. The agreements that govern the Company and its subsidiaries’ indebtedness restrict their ability to dispose of certain assets and use the proceeds from those dispositions and may also restrict their ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. The Company or its subsidiaries may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any obligations then due. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

In addition, the Company conducts a substantial portion of its operations through its subsidiaries. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company by dividend, debt repayment or otherwise. In the event that the Company’s subsidiaries are unable to generate sufficient cash flow, the Company may be unable to make required principal and interest payments on its indebtedness.

If the Company or its subsidiaries cannot make scheduled payments on their debt, the Company or its subsidiaries will be in default and, as a result, lenders under any of their existing and future indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under their debt instruments could terminate their commitments to issue letters of credit, their secured lenders could foreclose against the assets securing such borrowings and the Company or its subsidiaries could be forced into bankruptcy or liquidation.

As of June 30, 2021, the Company had future undiscounted minimum lease cost payment obligations under signed operating and finance leases of $36.6 billion, and if the Company is unable to service its obligations under the lease agreements for particular properties, the Company may be forced to vacate those properties or pay compensatory or consequential damages to the landlord, which could adversely affect its business, reputation and prospects. However, as of June 30, 2021, the total security packages provided by the Company and its subsidiaries in respect of those lease obligations was approximately $6.5 billion, representing less than 20% of future undiscounted minimum lease cost payment obligations. See the section entitled “Risk Factors — Risks relating to the Company’s Business — The long-term and fixed-cost nature of the Company’s leases may limit its operating flexibility and could adversely affect its liquidity and results of operations.”

In addition, the Company’s $844.0 million in cash and cash equivalents as of June 30, 2021, included cash and cash equivalents of $102.6 million of its consolidated variable interest entities (“VIEs”), which will be used first to settle obligations of the VIE. Remaining assets may only be distributed to the VIEs’ owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. In addition to these amounts, the Company had restricted cash of $11.5 million as of June 30, 2021. The Company Credit Agreement requires the Company and its Subsidiaries (as defined in the Credit Company Agreement) to maintain substantially all cash and cash equivalents in accounts with the administrative agent, subject to certain exceptions, and to maintain a certain amount of cash and cash equivalents in accounts that are subject to an account control agreement in favor of the administrative agent.

Some of the cash that appears on the Company’s balance sheet may not be available for use in the Company’s business or to meet the Company’s debt obligations.

Although the Company may be permitted to use cash deposits from members in the operation of its business until such members demand its return, if required by local law, the Company may need to place cash deposits in separate accounts. In these instances, these cash deposits are blocked and not available for other uses in the Company’s business. In addition, at times the Company is required to make cash deposits to support bank guarantees and outstanding letters of credit supporting its obligations under certain office leases or amounts the Company owes to certain vendors from whom it purchases goods and services. These cash deposits are not available for other uses as long as the bank guarantees are outstanding. In addition, the Company Credit Agreement requires the Company and its Subsidiaries (as defined in the Company Credit Agreement) to maintain substantially all cash and cash equivalents in accounts with the administrative agent, subject to certain exceptions, and to maintain a certain amount of cash and cash equivalents in accounts that are subject to an account control agreement in favor of the administrative agent.

Further, total assets of consolidated variable interest entities (“VIEs”) included $102.6 million of cash and cash equivalents and $10.1 million of restricted cash as of June 30, 2021. The assets of consolidated VIEs can only be used to settle obligations of the VIE. Finally, certain countries in which the Company does business have regulations that restrict the Company’s ability to send cash out of the country without tax penalty or other requirements. In light of the foregoing factors, the amount of cash that appears on the Company’s balance sheet may overstate the amount of liquidity the Company has available to meet its business needs or debt obligations, including obligations under the Senior Notes.

The Company may require additional capital, particularly if the Business Combination does not close, which may not be available on terms acceptable to it or at all.

The Company incurred net losses in the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018 and its primary source of funding since late 2019 is through agreements with SBG, including the SoftBank Senior Unsecured Notes and the Company Credit Agreement. If the Company is not able to achieve its goals to become profitable and cash flow positive in the near-term, it may require additional capital. The Company’s future financing requirements will also depend on many factors, including the number of new locations to be opened, its net membership retention rate, the impacts of the COVID-19 pandemic on its business, the timing and extent of spending to support the development of its business, its ability to reduce capital expenditures and the expansion of its sales and marketing activities, and potential joint venture arrangements. The Company’s ability to obtain financing will depend on, among other things, its business plans, operating performance, investor demand and the condition of the capital markets at the time the Company seeks financing. Additional capital may not be available to the Company from SBG or from other sources or, if available, may not be available on terms acceptable to the Company or on a timely basis.

The terms of the Company’s indebtedness restrict its current and future operations, particularly its ability to respond to changes or take certain actions, including some of which may affect completion of the Company’s strategic plan.

The agreements governing the Company’s indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in its long-term best interest, including restrictions on its ability to incur indebtedness (including guarantee obligations), incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions and make investments, loans and advances.

These restrictions may affect the Company’s ability to execute on its business strategy, limit its ability to raise additional debt or equity financing to operate its business, including during economic or business downturns, and limit its ability to compete effectively or take advantage of new business opportunities.

The Company has incurred and may incur in the future significant costs related to the development of its workspaces, which the Company may be unable to recover in a timely manner or at all.

Development of a workspace for members typically takes several months from the date the Company takes possession of the space under the relevant lease to the opening date. During this time, the Company incurs substantial upfront costs without recognizing any revenues from the space.

To the extent that our members (in particular Enterprise Members) require configured solutions, we generally enter into multi-year membership agreements to help offset any increased upfront costs related to the development of these workspaces. The Company expects the capital expenditures associated with the development of its workspaces to continue to be one of the primary costs of its business. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” If the Company is unable to complete its development and construction activities for any reason, including an inability to secure adequate funding, or conditions in the real estate market or the broader economy change in ways that are unfavorable, the Company may be unable to recover these costs in a timely manner or at all. The Company’s development activities are also subject to cost and schedule overruns as a result of many factors some of which are beyond its control and ability to foresee, including increases in the cost of materials and labor.

While many of the Company’s existing leases provide for reimbursement by the landlord or building owner of a portion of the construction and development expenses the Company incurs, the Company may not continue to be granted these provisions in future leases that the Company negotiates. Additionally, the Company’s landlords or building owners may not reimburse the Company for these expenses in a timely manner or at all, in which case the Company could exercise its available remedies under the lease. To be eligible for reimbursement of these development expenses, the Company is also required to compile invoices, lien releases and other paperwork from its contractors, which is a time-consuming process that requires the cooperation of third parties whom the Company does not control. The Company has a tracking mechanism and process for enforcing its right to collect reimbursements, however, it may make errors in pursuing these reimbursement entitlements in accordance with the strict requirements of the landlords or building owners the Company deals with. In addition, the Company is subject to counterparty risk with respect to these landlords and building owners.

Changes to accounting rules or regulations and the Company’s assumptions, estimates and judgments may adversely affect the reporting of the Company’s business, financial condition and results of operations.

The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP. New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, in February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”), codified as ASC 842, Leases. This update required a lessee to recognize on its balance sheet right-of-use assets and lease liabilities for any leases with a lease term of more than twelve months. The

Company adopted ASC 842 early in connection with the preparation of its financial statements as of and for the twelve months ended December 31, 2019, and the adoption had a material impact on the Company’s consolidated balance sheet. The Company had lease right-of-use assets, net totaling approximately $13.9 billion and lease obligations totaling approximately $19.9 billion included on its consolidated balance sheet as of June 30, 2021. Other future changes to accounting rules or regulations could have a material adverse effect on the reporting of the Company’s business, financial condition and results of operations.

Additionally, the Company’s assumptions, estimates and judgments related to complex accounting matters could significantly affect its results of operations. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. These estimates form the basis for judgments about the carrying values of assets, liabilities and equity, as well as the amount of revenue and expenses that are not readily apparent from other sources. As the COVID-19 pandemic has adversely affected and may continue to adversely affect the Company’s revenues and expenditures, the extent and duration of restrictions and the overall macroeconomic impact of the pandemic will have an effect on estimates used in the preparation of our financial statements. The Company’s financial condition and results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions.

Fluctuations in exchange rates may adversely affect the Company.

The Company’s international businesses typically earn revenue and incur expenses in local currencies, primarily the British Pound, Euro, Japanese Yen and Chinese Yuan (prior to the ChinaCo Deconsolidation (defined below)). For example, the Company earned approximately 58%, 50%, 45% and 41% of its revenues from subsidiaries whose functional currency is not the U.S. dollar for the six months ended June 30, 2021 and the years ended December 31, 2020, 2019 and 2018 respectively. Because its consolidated financial statements are reported in U.S. dollars, the Company is exposed to currency translation risk when the Company translates the financial results of its consolidated non-U.S. subsidiaries from their local currency into U.S. dollars. As foreign currency exchange rates change, translation of the statements of operations of the Company’s international businesses into U.S. dollars affects period-over-period comparability of its operating results. Any strengthening of the U.S. dollar against one or more of these currencies could materially adversely affect the Company’s business, financial condition and results of operations.

Risks Relating to Laws and Regulations Affecting the Company’s Business

The Company’s extensive foreign operations and contacts with landlords and other parties in a variety of countries subject it to risks under U.S. and other anti-corruption laws, as well as applicable export controls and economic sanctions.

The Company is subject to various domestic and international anti-corruption laws, such as the FCPA, as well as other similar anti-bribery and anti-kickback laws and regulations. There may in the future be allegations of corruption against the Company and its employees. These laws and regulations prohibit the Company’s employees, representatives, contractors, business partners and agents from authorizing, offering, providing, or accepting payment or benefits for the purpose of improperly influencing the recipient or intended recipient. These laws also require that the Company keep accurate books and records and maintain compliance procedures designed to prevent any such actions. Under these laws, the Company may become liable for the actions of its directors, officers, employees, agents or other strategic or local partners or representatives over whom the Company may have little actual control.

The Company uses third-party representatives to perform services such as obtaining or retaining business, permits, approvals, and contracts. Additionally, the Company is continuously engaged in sourcing and negotiating new locations in high-risk jurisdictions around the world, and certain of the landlords, real estate agents or other parties with whom the Company interacts may be government officials or agents, even without its knowledge. The Company can be held liable for the corrupt or other illegal activities of its employees, representatives, contractors, business partners, and agents, even if it does not explicitly authorize or have actual knowledge of such activities.

The Company’s potential exposure to liability under anti-corruption laws, including the FCPA, will increase as the Company continues to increase its international sales and business operations, and, consequently, its contacts with foreign government officials or agents.

Additionally, as the Company pursues its strategy of entering into management agreements, joint ventures and other partnerships with local partners in non-U.S. jurisdictions, its use of intermediaries, and therefore its potential exposure to liability under anti-corruption laws, including the FCPA, are likely to increase. Noncompliance with these laws, including any activities over the past five years, could subject the Company to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences.

Similarly, the Company’s international sales and business operations expose it to potential liability under a wide variety of U.S. and international laws and regulations relating to economic sanctions and export and import controls and economic and trade sanctions, such as those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control. In the event that the Company engages in any conduct, intentionally or not, that facilitates money laundering, terrorist financing, or certain other unlawful activities, or that violates sanctions or otherwise constitutes sanctionable activity, including dealings with restricted persons or entities, the Company could be subject to substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect its results of operations and its financial condition.

Failure to comply with anti-money laundering (“AML”) requirements could subject the Company to enforcement actions, fines, penalties, sanctions and other remedial actions.

The Company is subject to AML laws and regulations in various jurisdictions. Violations of such laws or regulations, even if inadvertent or unintentional, could result in fines, sanctions or other penalties, including consent orders against the Company, which could have significant reputational or other consequences and could have a material adverse effect on the Corporation’s business, financial condition and results of operations. The Company is in the process of improving and, in some instances, implementing controls pursuant to AML legal and regulatory requirements, and will continue to do so as and when new applicable requirements are enacted. The expenses associated with implementing, improving and maintaining such controls are not yet fully known, but may prove to be significant. Moreover, regulators have broad authority to enforce AML laws and regulations and may challenge whether the Company’s controls comply with AML requirements or whether the Company maintains an adequate compliance program, either of which could lead to one or more of the consequences described above.

The Company’s business is subject to a variety of U.S. and non-U.S. laws, many of which are evolving and could limit or otherwise negatively affect its ability to operate its business.

Laws and regulations are continuously evolving, and compliance is costly and can require changes to the Company’s business practices and significant management time and effort. It is not always clear how existing laws apply to the Company’s business model. The Company strives to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to it is often uncertain and may conflict across jurisdictions.

Existing local building codes and regulations, and any future changes to these codes or regulations, may increase its development costs or delay the development of its workspaces.

The Company’s development activities are subject to local, state and federal laws, as well as the oversight and regulation in accordance with local building codes and regulations relating to building design, construction, safety, environmental protection and related matters. The Company is responsible for complying with the requirements of individual jurisdictions and must ensure that its development activities comply with varying standards by jurisdiction. Any existing or new government regulations or ordinances that relate to the Company’s development activities may result in significant additional expenses to the Company and, as a result, might adversely affect its results of operations.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes the Company pays and therefore its financial condition and results of operations.

As a global company, the Company is subject to taxation in numerous countries, states and other jurisdictions. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law.

If such changes were to be adopted or if the tax authorities in the jurisdictions where the Company operates were to challenge its application of relevant provisions of applicable tax laws, its financial condition and results of operations could be adversely affected.

Acquisitions of the Company’s or New WeWork’s stock, including pursuant to the Business Combination, may limit the Company’s or New WeWork’s ability to use some or all of its net operating loss carryforwards in the future.

As of December 31, 2020, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $4.9 billion, of which approximately $4.1 billion may be carried forward indefinitely and $0.8 billion will begin to expire starting in 2033 if not utilized. The Company also had capital loss carryforward of $193.7 million, which if unused, will expire in 2026. Under Section 382 of the Code, a corporation that undergoes an “ownership change” may be subject to limitations on its ability to utilize its pre-change net operating loss carryforwards to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through and aggregation rules) increases by more than 50% over such stockholders’ lowest percentage ownership during the testing period (generally three years). As a result of transactions occurring in 2019, an ownership change of the Company occurred for purposes of Section 382 of the Code, imposing limitations on the use of our net operating loss carryforward amounts. The ownership change may impact the timing of the availability of, or our ability to use, these losses. It is possible that the Business Combination, as well as other acquisitions of the Company’s (or New WeWork’s) Capital Stock will cause another ownership change or increase the likelihood that the Company (or New WeWork) may undergo another ownership change for purposes of Section 382 of the Code in the future. Limitations imposed on the Company’s (or New WeWork’s) ability to utilize net operating loss carryforwards could cause U.S. federal income taxes to be paid earlier than such taxes would be paid if such limitations were not in effect and could cause certain of such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards.

Failure by certain of the Company’s subsidiaries in complying with laws and regulations applicable to investment platforms, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), could result in substantial harm to its reputation and results of operations.

Certain of the Company’s subsidiaries are subject to laws and regulations applicable to investment platforms, including those applicable to investment advisers under the Advisers Act. The Advisers Act imposes numerous obligations and duties on registered investment advisers, including record-keeping, operating and marketing requirements, disclosure obligations and prohibitions on self-dealing. The failure of any of these subsidiaries to comply with the Advisers Act could cause the SEC to institute proceedings and impose sanctions for violations, including censure, or to terminate the registration of its subsidiaries as investment advisers or prohibit them from serving as an investment adviser to SEC-registered funds. Similarly, these subsidiaries rely on exemptions from various requirements of ERISA to the extent these subsidiaries receive investments by benefit plan investors. The failure of the Company’s relevant subsidiaries to comply with these laws and regulations could irreparably harm its reputation or lead to litigation or regulatory or other legal proceedings, any of which could harm its results of operations.

Risks Relating to the Company’s Organizational Structure

The Company’s only material assets are its indirect interests in The We Company Management Holdings L.P. (the “WeWork Partnership”), and the Company is accordingly dependent upon distributions from the WeWork Partnership to pay dividends and taxes and other expenses. The Company’s debt facilities also impose or may in the future impose certain restrictions on the Company’s subsidiaries making distributions to the Company.

WeWork is a holding company and has no material assets other than an indirect general partner interest and indirect limited partner interests in the WeWork Partnership and various intercompany receivables from other consolidated subsidiaries. WeWork has no independent means of generating revenue. The Company intends to cause its subsidiaries (including the WeWork Partnership) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, declared by it. The agreements governing the Company’s debt facilities impose, and agreements governing the Company’s future debt facilities are expected to impose, certain restrictions on distributions by WeWork Companies LLC to WeWork, and may limit its ability to pay cash dividends. The terms of any credit agreements or other borrowing arrangements the Company or its subsidiaries enter into in the future may impose similar restrictions. To the extent that WeWork needs funds, and any of its direct or indirect subsidiaries is restricted from making such distributions under these debt agreements or applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition.

If WeWork were deemed an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) as a result of its ownership of the WeWork Partnership, applicable restrictions could make it impractical for it to continue its business as contemplated and could have a material adverse effect on its business.

A person may be deemed to be an “investment company” for purposes of the 1940 Act if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. WeWork has no material assets other than its interest in the WeWork Partnership. Through its interests in the general partner of the WeWork Partnership, WeWork generally has control over all of the affairs and decision making of the WeWork Partnership. Furthermore, the general partner of the WeWork Partnership cannot be removed as general partner of the WeWork Partnership without the approval of WeWork. On the basis of WeWork’s control over the WeWork Partnership, the Company believes that the indirect interest of WeWork in the WeWork Partnership is not an “investment security” within the meaning of the 1940 Act. If WeWork were to cease participation in the management of the WeWork Partnership, however, its interest in the WeWork Partnership could be deemed an “investment security,” which could result in WeWork being required to register as an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. The Company intends to conduct its operations so that WeWork will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen which would require WeWork to register as an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on its capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for the Company to continue its business as currently conducted, impair the agreements and arrangements between and among WeWork, the WeWork Partnership, members of its management team and related entities or any combination thereof and materially adversely affect its business, financial condition and results of operations.

Risks Related to the Business Combination and BowX

The initial stockholders have agreed to vote in favor of the Business Combination, regardless of how BowX’s public stockholders vote.

Our initial stockholders, including the Sponsor, and our directors and officers have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination, including their shares of BowX Class B Common Stock and any public stock purchased after our initial public offering (including in open market and privately negotiated transactions). As of the record date, our initial stockholders, including our Sponsor, and our directors and officers beneficially own an aggregate of approximately 18.6% of the outstanding shares of BowX Common Stock.

As a result, only another 18,112,501, or 37.5% (assuming all outstanding shares are voted), of the remaining 48,300,000 shares of public stock issued and outstanding as of May 24, 2021 need to be voted in favor of a transaction in order to have the proposed Business Combination approved. However, because BowX only needs a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon to be voted in favor of the proposed Business Combination to have such transaction approved, the number of shares of public stock needed to be voted in favor of the Business Combination decreases as the overall number of shares of public stock voted decreases. Accordingly, BowX would need only 3,018,751, or 17.1%, of the remaining 17,687,501 shares of public stock issued and outstanding as of May 24, 2021 to be voted in favor of a transaction if only the minimum number of shares representing a quorum are voted in order to have the proposed Business Combination approved.

BowX may be forced to close the Business Combination even if BowX’s board of directors determines it is no longer in the best interest of BowX’s stockholders.

BowX’s public stockholders are protected from a material adverse event of WeWork arising between the date of the Merger Agreement and the Closing primarily by (i) the right to redeem their public stock for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the special meeting, and (ii) the closing condition in the Merger Agreement that there be no material adverse effect on WeWork. However, if an event occurs and BowX’s board of directors determines it is no longer in the best interest of BowX’s stockholders to close the Business Combination but the event does not constitute a material adverse event under the Merger Agreement, then BowX may be forced to close the Business Combination even if BowX determines it is no longer in BowX’s stockholders’ best interest to do so (as a result of such event) which could have a significant negative impact on our business, financial condition or results of operations.

Additionally, if BowX does not obtain stockholder approval at the special meeting, WeWork can continually obligate BowX to hold additional special meetings to vote on the Condition Precedent Proposals until the earlier of such stockholder approval being obtained and three business days prior to October 31, 2021, (the “Agreement End Date”). BowX is also restricted from seeking, soliciting, negotiating or consummating any alternative business combination while the Merger Agreement is still in effect.

Since the Sponsor and BowX’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of BowX’s stockholders, a conflict of interest may have existed in determining whether the Business Combination with WeWork is appropriate as its initial business combination. Such interests include that Sponsor could lose its entire investment in BowX if the Business Combination is not completed.

When considering the BowX board’s recommendation that BowX’s stockholders vote in favor of the approval of the Business Combination, BowX’s stockholders should be aware that certain of BowX’s Sponsor, directors and executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) the interests of BowX’s stockholders. These interests include:

•

the beneficial ownership of our initial stockholders of an aggregate of 12,075,000 shares of BowX Class B Common Stock and 7,773,000 private placement warrants, which shares and warrants would become worthless if BowX does not complete a business combination within the applicable time period, as our initial stockholders have waived any redemption right with respect to these shares. Our initial stockholders paid an aggregate of $25,000 for the BowX Class B Common Stock, and $11,660,000 for the private placement warrants, and such shares and warrants have an aggregate market value of approximately $                million and $                million, respectively, based on the closing price of BowX Class A Common Stock of $                on Nasdaq on                , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Vivek Ranadivé and Murray Rode are the managing members of the Sponsor, and as such Messrs. Ranadivé and Rode have voting and investment discretion with respect to the BowX Common Stock and warrants held of record by the Sponsor;

•	the anticipated continuation of Mr. Ranadivé as a director of New WeWork;

•	the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•

the fact that our initial stockholders, including our Sponsor, and our directors and officers, paid an aggregate of approximately $11,660,000 for their 7,773,333 private placement warrants to purchase shares of BowX Class A Common Stock and that such private placement warrants will expire worthless if a business combination is not consummated by August 7, 2022;

•

the fact that our initial stockholders, including our Sponsor and its affiliates, who purchased Class B Common Stock and private placement warrants at the time of our IPO may experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment;

•

that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the initial stockholders, including the Sponsor, and BowX’s directors and officers and their permitted transferees;

•	the continued indemnification of current directors and officers of BowX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•

the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence BowX’s directors in making their recommendation that you vote in favor of the approval of the Business Combination and the transactions contemplated thereby. BowX’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to BowX stockholders that they approve the Business Combination. BowX stockholders should take these interests into account in deciding whether to approve the Business Combination.

Neither BowX nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by WeWork in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties made by WeWork and BowX to each other in the Merger Agreement will not survive the consummation of the Business Combination. As a result, BowX and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by WeWork in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, BowX would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected

We may waive one or more of the conditions to the Business Combination.

We may agree to waive, in whole or in part, some of the conditions to our obligations to complete the Business Combination, to the extent permitted by the Existing Charter and applicable laws. For example, it is a condition to our obligations to close the Business Combination that certain of WeWork’s representations and warranties are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a material adverse effect. However, if the BowX board determines that it is in our stockholders’ best interest to waive any such breach, then the BowX board may elect to waive that condition and consummate the Business Combination. Notwithstanding the foregoing, certain closing conditions may not be waived due to the parties’ charters or organizational documents, applicable law, or otherwise. The following closing conditions may not be waived: receipt of the requisite stockholder approvals; expiration of any applicable waiting period under any antitrust laws; the absence of any law or order that would prohibit the consummation of the Business Combination; upon the Closing, after giving effect to the completion of the redemption, BowX having at least $5,000,001 of net tangible assets following the exercise of the redemption rights; the effectiveness of this registration statement; and the shares of New WeWork Common Stock to be issued in connection with the First Merger being approved for listing on the NYSE.

The exercise of BowX’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in BowX’s stockholder’s best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require BowX to consent to certain actions taken by WeWork or to waive rights that BowX is entitled to under the Merger Agreement. Such events could arise because of changes in the course of WeWork’s business or a request by WeWork to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at BowX’s discretion, acting through its board of directors, to grant its consent or waive those rights (provided that certain consent rights are not to be unreasonably withheld, conditioned, delayed or denied). The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, BowX does not believe there will be any changes or waivers that BowX’s directors and executive officers would be likely to make after stockholder approval of the BCA Proposal has been obtained. While certain changes could be made without further stockholder approval, BowX will circulate a new or amended proxy statement/prospectus and resolicit BowX’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the BCA Proposal.

The NYSE may not list New WeWork’s securities on its exchange, which could limit investors’ ability to make transactions in New WeWork’s securities and subject New WeWork to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of its securities on a stock exchange, BowX will be required to demonstrate compliance with the NYSE initial listing requirements, which are more rigorous than continued listing requirements. BowX will apply to have New WeWork’s securities listed on the NYSE upon consummation of the Business Combination. BowX cannot assure you that BowX will be able to meet all initial listing requirements. Even if New WeWork’s securities are listed on the NYSE, New WeWork may be unable to maintain the listing of its securities in the future.

If New WeWork fails to meet the initial listing requirements and the NYSE does not list its securities on its exchange, WeWork would not be required to consummate the Business Combination. In the event that WeWork elected to waive this condition, and the Business Combination was consummated without New WeWork’s securities being listed on the NYSE or on another national securities exchange, New WeWork could face significant material adverse consequences, including:

•	a limited availability of market quotations for New WeWork’s securities;

•	reduced liquidity for New WeWork’s securities;

•

a determination that New WeWork Common Stock is a “penny stock” which will require brokers trading in New WeWork Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New WeWork’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New WeWork’s securities were not listed on the NYSE, such securities would not qualify as covered securities and BowX would be subject to regulation in each state in which BowX offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Following the consummation of the Business Combination, BowX’s only significant asset will be its ownership interest in the Company and such ownership may not be sufficient to pay dividends or make distributions or loans to enable it to pay any dividends on New WeWork Common Stock or satisfy other financial obligations.

Following the consummation of the Business Combination, BowX will have no direct operations and no significant assets other than its ownership of the Company (which will own all of the assets of WeWork after the Mergers). BowX and certain investors, the WeWork Stockholders, and directors and officers of WeWork and its affiliates will become stockholders of New WeWork. BowX will depend on the Company for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to New WeWork Common Stock. The financial condition and operating requirements of the Company may limit our ability to obtain cash from the Company. The earnings from, or other available assets of, the Company may not be sufficient to pay dividends or make distributions or loans to enable it to pay any dividends on New WeWork Common Stock or satisfy other financial obligations.

This lack of diversification may subject BowX to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which BowX may operate subsequent to the Business Combination.

We may become subject to tax withholding and remittance obligations in the Business Combination based on WeWork’s status as a United States real property holding corporation.

WeWork believes that it might have been, as of December 31, 2019, and as of the date of the Business Combination might be, a USRPHC under FIRPTA. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). If WeWork is unable to certify, proximate to the time of the Business Combination, that it has not been a USRPHC during the shorter of a non-U.S. holder’s holding period for its equity interests in WeWork or the five-year period preceding a non-U.S. holder’s disposition in the Business Combination of such equity interests, we will be required to withhold and pay over to the Internal Revenue Service (the “IRS”) tax in an amount equal to 15% of the amount realized in the Business Combination on such disposition by non-U.S. holders (and will be liable for such tax if we do not withhold and pay it), unless certain exceptions apply. We believe that WeWork will not be able to provide the applicable certification, and that we will therefore be required to withhold such tax from New WeWork stock paid to certain non-U.S. holders of WeWork equity interests. Because we will be required to remit any amounts withheld under FIRPTA to the IRS in cash, we may withhold the tax in the form of New WeWork shares and use our own cash to satisfy the tax payment obligation. This would reduce cash otherwise available to fund our business, which may impact our results of operations. We also may sell shares of New WeWork to generate cash to satisfy our FIRPTA withholding and remittance obligations, which may impact the market price of New WeWork stock. We anticipate that New WeWork will become subject to tax withholding and remittance obligations under FIRPTA as a result of the Business Combination with respect to non-U.S. WeWork Stockholders other than SBWW, which our preliminary estimates indicate could require us to withhold, and remit cash with a value equivalent to, between approximately 3,000,000 and 3,500,000 shares of New WeWork Class A Common Stock. The foregoing is an estimate based on informal data regarding the amount of WeWork Capital Stock held by non-U.S. WeWork Stockholders other than SBWW, which is subject to change upon further analysis or changes in facts. Accordingly, no assurances can be given as to the amount of our potential withholding and remittance obligations under FIRPTA as a result of the Business Combination.

An exception to the withholding and remittance requirements described above may apply to non-U.S. WeWork Stockholders that will hold more than 5% of New WeWork stock following the Business Combination, including in particular SBWW and SVFE, significant stockholders of WeWork. We have entered into an agreement with WeWork, SBWW and SVFE regarding, among other things, procedures for determining qualification for an exemption from, and satisfying potential, FIRPTA withholding with respect to SBWW’s exchange of WeWork equity interests for New WeWork equity interests in the Business Combination. If SBWW fails to perform its obligations under the FIRPTA Letter, such exemption may be unavailable and, if so, we may be obligated to sell a portion of the New WeWork equity interests withheld with respect to SBWW, with an aggregate value of up to $25 million to satisfy potential FIRPTA liabilities relating to its exchange of WeWork equity interests in the Business Combination, which may impact the market price of New WeWork’s stock. We may also use our own cash to satisfy the tax payment obligation, which would reduce cash otherwise available to fund our business, and may therefore impact our results of operations. See the section entitled “BCA Proposal — Related Agreements — FIRPTA Letter” for a further discussion of this arrangement.

BowX is not obtaining an opinion from an independent valuation provider, and consequently, you have no assurance from an independent source that the Business Combination is fair to BowX from a financial point of view.

The BowX board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The BowX board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. The BowX board of directors also determined, without seeking a valuation from a financial advisor, that WeWork’s fair market value was at least 80% of BowX’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of the BowX board of directors as described above in valuing WeWork’s business and assuming the risk that the BowX board of directors may not have properly valued such business.

The announcement of the proposed Business Combination could disrupt New WeWork’s relationships with its customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on New WeWork’s business include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect New WeWork’s ability to retain and hire key personnel and other employees;

•

customers, suppliers, business partners and other parties with which New WeWork maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New WeWork or fail to extend an existing relationship with New WeWork; and

•	WeWork has expended and New WeWork will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact New WeWork’s results of operations and cash available to fund its businesses.

BowX and WeWork will incur significant transaction and transition costs in connection with the Business Combination.

BowX and WeWork have both incurred and expect to incur significant, non-recurring and recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. BowX and WeWork may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by out of the proceeds of the Business Combination or by New WeWork following the closing of the Business Combination.

The directors and officers of BowX and WeWork officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect the directors and officers of BowX and WeWork, the post-Business Combination entity is required to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for New WeWork.

BowX’s ability to successfully effect the Business Combination and New WeWork’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of WeWork, all of whom BowX expects to stay with New WeWork following the Closing. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

BowX’s ability to successfully effect the Business Combination and New WeWork’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of WeWork. Although WeWork has entered into employment agreements with certain key employees in connection with the Business Combination, there can be no assurance that any of WeWork’s key management personnel or other key employees will continue their employment in connection with the Business Combination. It is possible that WeWork will lose some key personnel, the loss of which could negatively impact the operations and profitability of New WeWork. WeWork’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of WeWork’s officers could have a material adverse effect on WeWork’s business, financial condition, or operating results. The services of such personnel may not continue to be available to New WeWork. Furthermore, following the Closing, certain of the key personnel of WeWork may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New WeWork to have to expend time and resources helping them become familiar with such requirements.

Subsequent to consummation of the Business Combination, BowX may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

BowX cannot assure you that the due diligence conducted in relation to WeWork has identified all material issues or risks associated with WeWork, its business or the industry in which it competes.

Furthermore, BowX cannot assure you that factors outside of WeWork’s and its control will not later arise. As a result of these factors, BowX may be exposed to liabilities and incur additional costs and expenses and BowX may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in our reporting losses. Even if BowX’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on its financial condition and results of operations and could contribute to negative market perceptions about its securities or New WeWork. Additionally, BowX has no indemnification rights against WeWork or the WeWork Stockholders under the Merger Agreement and all of the Aggregate Merger Consideration will be delivered at the Closing.

Accordingly, any stockholders or warrant holders of BowX who choose to remain New WeWork Stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their stock, warrants and units. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The historical financial results of WeWork and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New WeWork’s actual financial position or results of operations would have been.

The historical financial results of WeWork included elsewhere in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a public company during the periods presented or those New WeWork will achieve in the future. This is primarily the result of the following factors: (i) New WeWork will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes Oxley Act; and (ii) New WeWork’s capital structure will be different from that reflected in WeWork’s historical financial statements. New WeWork’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare New WeWork’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions, including, but not limited to,

BowX being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of WeWork on the Closing Date and the number of shares of BowX Class A Common Stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of New WeWork’s future operating or financial performance and New WeWork’s actual financial condition and results of operations may vary materially from New WeWork’s pro forma results of operations and balance sheet included elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of New WeWork’s income or other tax returns could adversely affect New WeWork’s financial condition and results of operations.

New WeWork will be subject to income taxes in the United States, and its tax liabilities will be subject to the allocation of expenses in differing jurisdictions. New WeWork’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of New WeWork’s deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•

lower than anticipated future earnings in jurisdictions where New WeWork has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where New WeWork has higher statutory tax rates.

In addition, New WeWork may be subject to audits of income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on New WeWork’s financial condition and results of operations.

BowX does not have a specified maximum redemption threshold, but cannot consummate the Business Combination if its net tangible assets fall below $5,000,001. This threshold and the Minimum Available Cash Condition (as defined below) may make it more difficult for it to complete the Business Combination as contemplated.

The Merger Agreement provides that the obligations of WeWork to consummate the First Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of WeWork and BowX, or their affiliates (such amount, the “trust amount”) plus the PIPE Investment Amount actually received by BowX substantially concurrently with or prior to the Closing, is at least equal to the Minimum Available Cash Condition amount. The Minimum Available Cash Condition is for the sole benefit of WeWork. If the trust amount when added to the PIPE Investment (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Condition amount, then the Minimum Available Cash Condition will be deemed to have been satisfied. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could be terminated and the proposed Business Combination may not be consummated. In addition, pursuant to the Organizational Documents, in no event will BowX redeem public stock in an amount that would cause New WeWork’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Condition amount in the trust account, the cash held by New WeWork and its subsidiaries (including WeWork) in the aggregate, after the Closing may not be sufficient to allow it to operate and pay its bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future. The additional exercise of redemption rights with respect to a large number of our public stockholders may make BowX unable to take such actions as may be desirable in order to optimize the capital structure of New WeWork after consummation of the Business Combination and New WeWork may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding New WeWork’s ability to continue as a going concern at such time.

BowX cannot be certain as to the number of shares of public stock that will be redeemed and the potential impact to public stockholders who do not elect to redeem their public stock.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position. We can give no assurance as to the price at which a stockholder may be able to sell its public stock in the future following the closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, and including redemptions of public stock may cause an increase or decrease in our share price, and may result in a lower value realized now than a stockholder of BowX might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public stock after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

On                 , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price per share of BowX Class A Common Stock was $        . Public stockholders should be aware that, while we are unable to predict the price per share of New WeWork Common Stock following the consummation of the Business Combination—and accordingly we are unable to predict the potential impact of redemptions on the per share value of public stock owned by non-redeeming shareholder—increased levels of redemptions by public stockholders may be a result of the price per share of BowX common stock falling below the redemption price. We expect that more public stockholders may elect to redeem their public stock if the share price of the BowX Class A Common Stock is below the projected redemption price of $10.00 per share, and we expect that more public stockholders may elect not to redeem their public stock if the share price of the BowX Class A Common Stock is above the projected redemption price of $10.00 per share. Each share of public stock that is redeemed will represent both (i) a reduction, equal to the amount of the redemption price, of the cash that will be available to BowX from the trust account and (ii) a corresponding increase in each public stockholder’s pro rata ownership interest in New WeWork following the consummation of the Business Combination. In addition, in the event that more than 43,231,098 shares of public stock are redeemed, the minimum cash condition in favor of WeWork as set forth in the Merger Agreement may not be satisfied, and the Business Combination may not be consummated.

The Sponsor may elect to purchase stock or warrants from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of BowX securities.

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, BowX’s or WeWork’s directors, officers or advisors or any of their affiliates may privately negotiate transactions to purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the trust account without the prior written consent of WeWork. None of the Sponsor, BowX’s directors, BowX’s officers or BowX’s advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller of such shares. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or BowX’s or WeWork’s directors, officers or advisors, or their respective affiliates, purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the trust account. The purpose of these purchases would be to increase the amount of cash available to BowX for use in the Business Combination. If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur.

Entering into any such arrangements may have a depressive effect on the BowX Common Stock (e.g., by giving an investor or holder the ability to effectively purchase stock or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the stock he or she owns, either at or prior to the Business Combination). In addition, if such purchases are made, the public “float” of BowX Class A Common Stock or public warrants and the number of beneficial holders of BowX’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of BowX’s securities on a national securities exchange.

BowX is not registering the shares of New WeWork Class A Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants except on a cashless basis and potentially causing such warrants to expire worthless.

BowX is not registering the shares of New WeWork Class A Common Stock issuable upon exercise of the warrants under the Securities Act or any state securities laws at this time. However, under the terms of the Warrant Agreement, BowX has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, New WeWork will use its reasonable best efforts to file, and within 60 business days following the Business Combination to have declared effective, a registration statement covering the issuance of the shares of New WeWork Class A Common Stock issuable upon exercise of the warrants. New WeWork will use its reasonable best efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of New WeWork Class A Common Stock until the warrants expire or are redeemed. BowX cannot assure you that BowX or New WeWork will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, New WeWork is required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and New WeWork will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if New WeWork Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New WeWork may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New WeWork so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will New WeWork be required to net cash settle any warrant. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of New WeWork Class A Common Stock included in the units. There may be a circumstance where an exemption from registration exists for holders of private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants included as part of units sold in the initial public offering. In such an instance, the initial purchasers and their permitted transferees (which may include BowX’s directors and executive officers) would be able to exercise their warrants and sell the New WeWork Common Stock underlying their warrants while holders of public warrants would not be able to exercise their warrants and sell the underlying common stock. If and when the warrants become redeemable, New WeWork may exercise its redemption right even if it is unable to register or qualify the underlying shares of New WeWork Class A Common Stock for sale under all applicable state securities laws. As a result, New WeWork may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.

If third parties bring claims against BowX, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in the initial public offering).

BowX’s placement of funds in the trust account may not protect those funds from third-party claims. Although BowX seeks to have all vendors, service providers (other than its independent auditors), prospective target businesses and other entities with which BowX does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is nevertheless no guarantee that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against BowX’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, BowX’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to than any alternative.

Examples of possible instances where BowX may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with BowX and will not seek recourse against the trust account for any reason. Upon redemption of its public stock, if BowX has not completed its Business Combination within the required time period, or upon the exercise of a redemption right in connection with our Business Combination, BowX will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per share of public stock initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to BowX if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to BowX, or a prospective target business with which BowX has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per share of public stock or (ii) such lesser amount per share of public stock held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act.

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. BowX has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. BowX has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per shares of public stock. In such event, BowX may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public stock. None of BowX’s directors or officers will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

BowX’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to BowX’s public stockholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share of public stock or (ii) such lesser amount per share of public stock held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, BowX’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While BowX currently expects that BowX’s independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to BowX, it is possible that BowX’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If BowX’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to BowX’s public stockholders may be reduced below $10.00 per share.

BowX may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

BowX has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, BowX’s officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the trust account and not to seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by BowX only if (i) BowX has sufficient funds outside of the trust account or (ii) BowX consummates an initial business combination. BowX’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against BowX’s officers and directors, even though such an action, if successful, might otherwise benefit BowX and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent BowX pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

We may issue additional shares of New WeWork Common Stock or preferred shares under an employee incentive plan upon or after consummation of the Business Combination, which would dilute the interest of our stockholders.

Our Existing Charter authorizes the issuance of up to 87,500,000 shares of BowX Class A Common Stock, par value $0.0001 per share, 12,500,000 shares of BowX Class B Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 12,064,167 and 425,000 authorized but unissued shares of BowX Class A Common Stock and BowX Class B Common Stock, respectively, available for issuance, which amount takes into account the shares of BowX Class A Common Stock reserved for issuance upon exercise of outstanding warrants but not the shares of BowX Class A Common Stock issuable upon conversion of BowX Class B Common Stock. There are currently no shares of preferred stock issued and outstanding.

Shares of BowX Class B Common Stock are convertible into shares of BowX Class A Common Stock initially at a one-for-one ratio but subject to adjustment as set forth herein, including in certain circumstances in which we issue BowX Class A Common Stock or equity-linked securities related to our initial business combination. Shares of BowX Class B Common Stock are convertible at the option of the holder at any time.

We may issue a substantial number of additional shares of common or preferred stock to complete our initial business combination (including pursuant to a specified future issuance) or under an employee incentive plan after completion of our initial business combination. We may also issue shares of Class A common stock to redeem the warrants or upon conversion of the Class B common stock at a ratio greater than one-to-one at the time of our initial business combination as a result of the anti-dilution provisions contained in our certificate of incorporation. Our Class B common stock shall only be convertible at the time of our initial business combination. However, our certificate of incorporation will provide, among other things, that prior to our initial business combination, we may not issue additional securities that would entitle the holders thereof, to (1) receive funds from the trust account or (2) vote as a class with our public shares (a) on any initial business combination or (b) to approve an amendment to our certificate of incorporation. The restriction on issuing additional shares of capital stock described in the prior sentence will expire upon consummation of our initial business combination. The issuance of additional shares of common or preferred stock:

•	may significantly dilute the equity interest of investors from the initial public offering;

•	may subordinate the rights of existing holders of BowX Common Stock if preferred stock is issued with rights senior to those afforded to BowX Common Stock;

•

could cause a change of control if a substantial number of shares of BowX Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may adversely affect prevailing market prices for our BowX Units, BowX Class A Common Stock and/or BowX warrants; and

•	may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us.

Our Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders. The Proposed Charter includes a substantially similar choice of law forum provision, except the Proposed Charter provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Our Existing Charter requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our Existing Charter. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Existing Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Existing Charter provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The Proposed Charter includes a substantially similar choice of law forum provision, except the Proposed Charter provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision in the Proposed Charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New WeWork or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although New WeWork’s stockholders will not be deemed to have waived New WeWork’s compliance with federal securities laws and the rules and regulations thereunder. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm New WeWork’s business, operating results and financial condition. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were facially valid under Delaware law, there is uncertainty as to whether other courts will enforce New WeWork’s federal forum selection clause.

BowX stockholders may be held liable for claims by third parties against it to the extent of distributions received by them upon redemption of their shares.

If BowX enters into an insolvency proceeding, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, BowX was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by its stockholders. Furthermore, its directors may be viewed as having breached their fiduciary duties to BowX or its creditors or may have acted in bad faith, and thereby exposing themselves and BowX to claims, by paying public stockholders from the trust account prior to addressing the claims of creditors. BowX cannot assure you that claims will not be brought against it for these reasons.

If, before distributing the proceeds in the trust account to BowX’s public stockholders, BowX files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of BowX’s stockholders and the per-share amount that would otherwise be received by BowX’s stockholders in connection with BowX’s liquidation may be reduced.

If, before distributing the proceeds in the trust account to BowX’s public stockholders, BowX file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in BowX’s bankruptcy estate and subject to the claims of third parties with priority over the claims of BowX’s stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by BowX’s stockholders in connection with BowX’s liquidation may be reduced.

Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan, the First Warrant, the LC Warrant and the exercise of public warrants and private warrants. Having a minority stock ownership position may reduce the influence that BowX’s current stockholders have on the management of New WeWork.

Public stockholders who do not redeem their public stock will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination, including the following:

•

Approximately 655,300,000 shares of New WeWork Common Stock are anticipated to be issued as consideration in the Business Combination, valued at $10.00 per share. This represents approximately 82.7% or 87.6% of the number of shares of New WeWork Common Stock that will be outstanding following the consummation of the Business Combination, assuming the no redemption scenario and the maximum redemption scenario, respectively.

•

80,000,000 shares of New WeWork Common Stock are anticipated to be issued to the PIPE Investors pursuant to the PIPE Investment, at a price of $10.00 per share. This represents approximately 10.1% or 10.7% of the number of shares of New WeWork Common Stock that will be outstanding following the consummation of the Business Combination, assuming the no redemption scenario and the maximum redemption scenario, respectively.

•

23,873,333 warrants will be outstanding following the Business Combination. The warrants, which will not be redeemed in connection with the redemption by a public shareholder of a public share, will be exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. The shares of New WeWork Common Stock underlying these warrants, represent approximately 3.0% or 2.9% of the fully-diluted number of shares of New WeWork Common Stock immediately following the consummation of the Business Combination, assuming the no redemption scenario and the maximum redemption scenario, respectively. See “—Warrants will become exercisable for New WeWork Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.” The New WeWork Warrants outstanding after the Business Combination will include 7,773,333 warrants held by our initial stockholders, including our Sponsor, which are not redeemable. As such, New WeWork will have no opportunity to manage the dilution therefrom.

•

New WeWork will reserve 5% of the number of outstanding shares of New WeWork Common Stock on a fully diluted basis (as of immediately following the Business Combination) pursuant to the 2021 Plan and expects to grant equity awards under the 2021 Plan. The granted awards, when vested and settled or exercisable, may result in the issuance of additional shares up to the amount of the share reserve under the 2021 Plan.

•

New WeWork will reserve 1% of the number of outstanding shares of New WeWork Common Stock on a fully diluted basis (as of immediately following the Business Combination) pursuant to the ESPP, and New WeWork expects that holders of purchase rights under the ESPP may purchase shares of New WeWork Common Stock pursuant to the ESPP. As a result, New WeWork may issue additional shares of New WeWork Common Stock up to the amount of the share reserve under the ESPP.

•

Certain former members of WeWork’s senior management hold approximately 24,132,575 WeWork Partnership Profits Interest Units, which, after the Business Combination can be exchanged for New WeWork Common Stock pursuant to their terms as further described in “Certain Relationships and Related Person Transactions—WeWork Partnership Profits Interest Units.”

•

BowX will issue to SBWW or its designees and the SoftBank Obligor or its designees the First Warrant and the LC Warrant, respectively, with the issuance of the LC Warrant contingent upon the LC Facility Termination Extension, as described in “Certain Relationships and Related Person Transactions—WeWork—SoftBank Transactions—Warrants.” Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock at an exercise price of $0.01 per share.

The issuance of additional shares of New WeWork Common Stock (or other equity securities of equal or senior rank) including through the exercise of warrants or options, could have the following effects for public shareholders who elect not to redeem their shares:

•	your proportionate ownership interest in New WeWork will decrease;

•	the relative voting strength of each previously outstanding share of New WeWork Common Stock will be diminished; or

•	the market price of New WeWork Common Stock may decline.

Following the Business Combination, SBG will continue to own a significant portion of New WeWork’s stock.

Following the completion of the Business Combination, as a result of its share ownership, SBWW is expected to own approximately 44% of the pro forma outstanding shares of capital stock of New WeWork and SVFE is expected to own approximately 11% of the pro forma outstanding shares of capital stock of New WeWork, and representatives of SBWW will comprise a meaningful portion of New WeWork’s board following the Business Combination, with SBWW entitled to designate three members of the New WeWork board and SVFE entitled to designate one member of the New WeWork board, so long as they continue to hold a requisite amount of capital stock of New WeWork. While following the Business Combination, the SoftBank Holders (as defined herein) will be subject to restrictions on the ability to vote shares of WeWork’s stock in excess of 49.90% of the voting power of the Company, other holders of New WeWork capital stock may have limited ability to influence matters requiring stockholder approval, and that SBG will have considerable influence over the election of directors to the New WeWork board. SBG’s interests may not be the same as, or may conflict with, the interests of the WeWork or New WeWork’s other stockholders.

Warrants will become exercisable for New WeWork Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Such dilution will increase if more of our shares are redeemed.

Outstanding warrants to purchase an aggregate of 23,873,333 shares of New WeWork Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities, comprising 16,100,000 public warrants and 7,773,333 private placement warrants. The public warrants will become exercisable 30 days after the completion of the Business Combination. The likelihood that those warrants will be exercised increases if the trading price of BowX Class A Common Stock exceeds the exercise price of the warrants. The exercise price of these warrants will be $11.50 per share. Based on the closing price of BowX Class A Common Stock of $              on Nasdaq on             , 2021, such public warrants have an aggregate market value of approximately $            . However, there is no guarantee that the warrants will ever be in the money after they become exercisable but prior to their expiration, and as such, the warrants may expire worthless.

To the extent such public warrants are exercised, additional shares of New WeWork Common Stock will be issued, which will result in dilution to the holders of New WeWork Common Stock and increase the number of shares eligible for resale in the public market. The dilution caused by the exercise of the public warrants will increase if a large number of our stockholder’s elect to redeem their shares in connection with the Business Combination. Holders of public warrants do not have a right to redeem the warrants. Further, the redemption of BowX Class A Stock without any accompanying redemption of public warrants will increase the dilutive effect of the exercise of public warrants. Sales of substantial numbers of shares issued upon the exercise of warrants in the public market or the potential that such warrants may be exercised could also adversely affect the market price of New WeWork Common Stock.

Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

BowX has, and New WeWork will have, the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant provided that the last reported sales price of the underlying Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which BowX or New WeWork sends the notice of redemption to the warrant holders and provided certain other conditions are met. If and when the warrants become redeemable by BowX or New WeWork, such party may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, BowX or New WeWork may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, BowX expects would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us except under certain circumstances.

In addition, unlike many other similarly structured blank check companies, BowX has the ability to redeem outstanding warrants 90 days after they become exercisable for $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption for a number of New WeWork Class A Common Stock determined based on the redemption date and the fair market value of New WeWork Class A Common Stock and provided certain other conditions are met. BowX may only redeem such warrants in accordance with the foregoing sentence if, and only if, the last reported sale price of BowX’s Class A Common Stock exceeds $10.00 per share on the trading day prior to the date on which the notice of redemption is sent. As of             , 2021, the last reported sale of price of BowX’s Class A Common Stock was $             per share, which exceeds the threshold required for redemption. New WeWork would redeem the warrants in this manner when New WeWork believes it is in its best interest to update its capital structure to remove the warrants and pay fair market value to the warrant holders. New WeWork can also redeem the warrants in this manner if it believes it will provide certainty with respect to New WeWork’s capital structure and cash position while providing warrant holders with fair market value in the form of shares of New WeWork Class A Common Stock. Any such redemption may have similar consequences to the redemption described in the above paragraph. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the New WeWork Class A Common Stock had your warrants remained outstanding. Finally, this redemption feature provides a ceiling to the value of your warrants since it locks in the redemption price in the number of New WeWork Class A Common Stock to be received if New WeWork chooses to redeem the warrants. See “Description of BowX Securities—Public Warrants “ and “Description of BowX Securities—Private Placement Warrants “ for further information on the warrants.

Because each BowX Unit contains one-third of one redeemable warrant and only a whole warrant may be exercised, the BowX Units may be worth less than units of other blank check companies.

Each BowX Unit contains one-third of one redeemable warrant. No fractional shares will be issued upon exercise of the public warrants and only whole warrants will trade. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of BowX Class A Common Stock to be issued to the warrant holder. Accordingly, unless you purchase at least three BowX Units, you will not be able to receive or trade a whole warrant. This is different from other offerings, similar to our initial public offering whose units include one share of common stock and one warrant to purchase one whole share. We have established the components of the BowX Units in this way in order to reduce the dilutive effect of the warrants upon completion of an initial business combination since the warrants will be exercisable in the aggregate for one third of the number of shares compared to units that each contain a warrant to purchase one whole share, thus making us, we believe, a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if they included a warrant to purchase one whole share.

BowX may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of shares of New WeWork Class A Common Stock purchasable upon exercise of a warrant could be decreased, all without your approval.

The warrants are issued in registered form under a Warrant Agreement between Continental, as warrant agent, and BowX. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, BowX or New WeWork may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although BowX’s or New WeWork’s ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of New WeWork Class A Common Stock purchasable upon exercise of a warrant.

We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, we identified a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our private placements in August 2020. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2020. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures for the period from May 19 (inception) through December 31, 2020, and the unaudited interim periods ending September 30, 2020 (the “Affected Periods”).

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. For a discussion of BowX’s management’s consideration of the material weakness identified related to our accounting for a significant and unusual transaction related to the warrants we issued in connection with the private placements in August 2020, see Note 2 of the notes to BowX’s consolidated financial statements included herein.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Following the issuance of the SEC Statement, our audit committee, in consultation with management and after discussions with our independent auditors, concluded that we should have classified our private placement warrants as liabilities measured at fair value upon issuance in our previously issued financial statements, and it was appropriate to correct errors in our previously issued audited financial statements by restating such audited financial information. As part of this restatement, our management, including our principal executive and financial officers, have evaluated the effectiveness of our internal control over financial reporting and concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 because of a material weakness in our internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants we issued in connection with our initial public offering in August 2020. Please see “—We have identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner”. As a result of such material weakness, the change in accounting for the private placement warrants, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from our restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete the Business Combination.

The provisions of the Existing Charter that relate to BowX’s pre-Business Combination activity (and corresponding provisions of the agreement governing the release of funds from the trust account) may be amended with the approval of holders of at least 65% of outstanding BowX Common Stock, which is a lower amendment threshold than that of some other blank check companies. It may be easier for BowX, therefore, to amend the Existing Charter and the Trust Agreement to facilitate the completion of the Business Combination without broad support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business combination activity, without approval by holders of a certain percentage of the company’s stockholders. In those companies, amendment of these provisions typically requires approval by holders holding between 90% and 100% of the company’s shares of public stock. The Existing Charter provides that any of its provisions related to pre-business combination activity (including the requirement to deposit proceeds and the sale of the private placement warrants into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public stockholders as described herein) may be amended if approved by holders of at least 65% of outstanding BowX Common Stock entitled to vote thereon, and corresponding provisions of the Trust Agreement governing the release of funds from BowX’s trust account may be amended if approved by holders of at least 65% of outstanding BowX Common Stock entitled to vote thereon. In all other instances, the Existing Charter may be amended by holders of a majority of outstanding BowX Common Stock entitled to vote thereon, subject to applicable provisions of the DGCL or applicable stock exchange rules. BowX may not issue additional securities that would entitle the holders thereof, prior to the Business Combination, to (1) receive funds from the trust account or (2) vote as a class with BowX’s public stock (a) on any initial business combination or (b) to approve an amendment to the Existing Charter. The Sponsor and Sponsor Persons, who collectively beneficially own approximately 18.6% of BowX Common Stock, may participate in any vote to amend the Existing Charter and/or Trust Agreement and will have the discretion to vote in any manner they choose. As a result, BowX may be able to amend the provisions of the Existing Charter which govern BowX’s pre-business combination behavior more easily than some other blank check companies, and this may increase BowX’s ability to complete the Business Combination. BowX’s stockholders may pursue remedies against BowX for any breach of the Existing Charter.

BowX will not propose any amendment to the Existing Charter (A) to modify the substance or timing of BowX’s obligation to allow redemption in connection with the Business Combination or certain amendments to the Existing Charter or to redeem 100% of BowX’s public stock if BowX does not complete the Business Combination within 24 months from the closing of the initial public offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless BowX provides its public stockholders with the opportunity to redeem their public stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding shares of public stock. BowX’s stockholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against BowX’s officers or directors for any breach of these agreements. As a result, in the event of a breach, BowX’s public stockholders would need to pursue a stockholder derivative action, subject to applicable law.

BowX’s and WeWork’s ability to consummate the Business Combination, and the operations of New WeWork following the Business Combination, may be materially adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has affected and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of WeWork, or

New WeWork following the Business Combination, could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID- 19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Business Combination even if WeWork, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if WeWork is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, WeWork’s ability to consummate the Business Combination and New WeWork’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of WeWork and New WeWork may also incur additional costs due to delays caused by COVID-19, which could adversely affect New WeWork’s financial condition and results of operations.

Additional Risks Related to Ownership of New WeWork Common Stock Following the Business Combination and New WeWork Operating as a Public Company

The price of New WeWork’s Common Stock and warrants may be volatile.

Upon consummation of the Business Combination, the price of New WeWork Common Stock, as well as warrants, may fluctuate due to a variety of factors, including:

•	changes in the industries in which New WeWork and its customers operate;

•	developments involving New WeWork’s competitors;

•	changes in laws and regulations affecting its business;

•	variations in its operating performance and the performance of its competitors in general;

•	actual or anticipated fluctuations in New WeWork’s quarterly or annual operating results;

•	publication of research reports by securities analysts about New WeWork or its competitors or its industry;

•	the public’s reaction to New WeWork’s press releases, its other public announcements and its filings with the SEC;

•	actions by stockholders, including the sale by the PIPE Investors of any of their shares of our common stock;

•	additions and departures of key personnel;

•	commencement of, or involvement in, litigation involving the combined company;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of New WeWork Common Stock available for public sale; and

•

general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New WeWork Common Stock and warrants regardless of the operating performance of New WeWork.

New WeWork does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, New WeWork currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New WeWork’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant. As a result, you may not receive any return on an investment in BowX Class A Common Stock unless you sell BowX Class A Common Stock for a price greater than that which you paid for it. See the section entitled “Market Price and Dividend Information.”

If analysts do not publish research about New WeWork’s business or if they publish inaccurate or unfavorable research, New WeWork’s stock price and trading volume could decline.

The trading market for the common stock of New WeWork will depend in part on the research and reports that analysts publish about its business. New WeWork does not have any control over these analysts. If one or more of the analysts who cover New WeWork downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover New WeWork, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering New WeWork in the future or fail to publish reports on it regularly.

New WeWork may be subject to securities litigation, which is expensive and could divert management attention.

The market price of New WeWork Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. New WeWork may be the target of this type of litigation and investigations or past investigations and litigation may resurface in the future. Securities litigation against New WeWork could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Future resales of common stock after the consummation of the Business Combination may cause the market price of New WeWork’s securities to drop significantly, even if New WeWork’s business is doing well.

Pursuant to the Lock-Up Agreements, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, certain of BowX’s officers, certain of WeWork’s officers and certain WeWork Stockholders will be contractually restricted from selling or transferring any of their Lock-Up Shares during the Lock-Up Period. However, following the expiration of such Lock-Up Period, the Sponsor, certain of BowX’s officers, certain of WeWork’s officers and certain WeWork Stockholders will not be restricted from selling shares of New WeWork Common Stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their shares of our common stock following the closing of the Business Combination, other than by applicable securities laws, and we may sell shares of our common stock in order to generate cash to satisfy our tax withholding and remittance obligations under FIRPTA in connection with the Business Combination. As such, sales of a substantial number of shares of New WeWork Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New WeWork Common Stock.

The shares held by Sponsor, certain of BowX’s officers, certain of WeWork’s officers and certain WeWork Stockholders may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreements. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in New WeWork’s share price or the market price of New WeWork Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from New WeWork’s business operations.

As a public company, New WeWork will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, New WeWork will incur significant legal, accounting and other expenses that WeWork did not previously incur. New WeWork’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in New WeWork incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for New WeWork to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for New WeWork to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

Compliance obligations under the Sarbanes Oxley Act may make it more difficult for BowX to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing the Business Combination.

The fact that BowX is a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on it as compared to other public companies because WeWork is not currently subject to Section 404 of the Sarbanes Oxley Act. The standards required for a public company under Section 404 of the Sarbanes Oxley Act are significantly more stringent than those required of WeWork as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New WeWork after the Business Combination. If New WeWork is not able to implement the requirements of Section 404, including any additional requirements once New WeWork is no longer an emerging growth company, in a timely manner or with adequate compliance, New WeWork may not be able to assess whether its internal controls over financial reporting are effective, which may subject New WeWork to adverse regulatory consequences and could harm investor confidence and the market price of New WeWork Common Stock. Additionally, once New WeWork is no longer an emerging growth company, New WeWork will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting.

In particular, New WeWork will be required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. As a private company, WeWork has not yet been required to do such an analysis, and its current testing as a private company has revealed a number of deficiencies and material weaknesses in its internal control over financial reporting that it may not be able to remedy by the time it is required to do a Section 404 assessment. These include issues with WeWork’s:

•	limited review controls currently in place and lack of sufficient accounting personnel with proper experience and qualifications to account for complex transactions;

•	accounting for impairment testing of its intangible assets;

•	accounting for the valuation of warrant liabilities;

•	accounting for valuation of contingent consideration; and

•	accounting for income taxes.

WeWork cannot assure you that it will be able to remedy its existing deficiencies and material weaknesses, that it will not identify new deficiencies or material weaknesses in its initial Section 404 assessment, or that even if identified in such initial assessment, such deficiencies or material weaknesses will not occur in the future. Accordingly, material weaknesses may still exist when New WeWork reports on the effectiveness of its internal control over financial reporting.

New WeWork’s independent registered public accounting firm will not be required to attest to the effectiveness of the New WeWork’s internal control over financial reporting for so long as New WeWork remains a non-accelerated filer as defined in applicable SEC regulations. To comply with the requirements of its financial statements becoming those of New WeWork following the Business Combination, New WeWork will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. WeWork is only now beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404, and New WeWork may not be able to complete its evaluation, testing and any required remediation in a timely fashion. Moreover, if New WeWork is not able to comply with the requirements of Section 404 in a timely manner or if it identifies or its independent registered public accounting firm identifies deficiencies in WeWork’s internal control over financial reporting that are deemed to be material weaknesses, the market price of New WeWork Common Stock could decline and New WeWork could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Certain non-U.S. holders of New WeWork Capital Stock or other equity securities, in certain situations, could be subject to U.S. federal income tax on the gain from the sale, exchange or other disposition of New WeWork Capital Stock or equity securities.

WeWork believes that it might have been, as of December 31, 2019, and as of the date of the Business Combination might be, a USRPHC under FIRPTA. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). As a result of the Business Combination, we believe we might become a USRPHC. If New WeWork has been a USRPHC during the shorter of a non-U.S. holder’s holding period for shares of New WeWork Capital Stock or other equity securities or the five-year period preceding such non-U.S. holder’s disposition of such shares of New WeWork Capital Stock or equity securities, such non-U.S. holder may be subject to U.S. federal income tax on gain from disposition of those shares of New WeWork Capital Stock or equity securities under FIRPTA at generally applicable U.S. federal income tax rates, in which case such non-U.S. holder would also be required to file U.S. federal income tax returns with respect to such gain. In addition, if New WeWork is unable to certify, proximate to the time of such disposition, that it has not been a USRPHC during the shorter of a non-U.S. holder’s holding period for shares of New WeWork Capital Stock or other equity securities or the five-year period preceding such non-U.S. holder’s disposition of such shares of New WeWork Capital Stock or equity securities, a purchaser of shares or equity securities from a non-U.S. holder may be required to withhold U.S. tax in an amount equal to 15% of the gross proceeds from such a purchase. No assurances can be given that New WeWork will be able to give the applicable certification at a given time.

If, at any time during the calendar year, any class of stock of New WeWork is regularly traded on an established securities market, the tax described above applies only in the case of a non-U.S. holder who beneficially owned more than 5% of the total fair market value of that class of interests at any time during the five-year period ending either on the date of disposition of such interest or other applicable determination date, and the withholding requirements described above would not apply. No assurances can be given that, at any given time, our stock will be treated as “regularly traded on an established securities market” for purposes of FIRPTA.

Non-U.S. holders of New WeWork Capital Stock or other equity securities should consult with their own tax advisors concerning the U.S. federal income tax consequences of the sale, exchange or other disposition of New WeWork Capital Stock or other equity securities.

Risks Related to the Redemption

There is no guarantee that a BowX stockholder’s decision whether to redeem their stock for a pro rata portion of the trust account will put such stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell his, her or its public stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a BowX stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public stock. Similarly, if a BowX public stockholder does not redeem his, her or its stock, such stockholder will bear the risk of ownership of New WeWork Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A BowX stockholder should consult his, her or its own tax and/or financial advisors for assistance on how this may affect his, her or its individual situation.

If BowX stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of public stock for a pro rata portion of the funds held in the trust account.

To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company’s DWAC System, to BowX’s transfer agent prior to the vote at the special meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with WeWork is consummated, BowX will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section entitled “Special Meeting of BowX — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such stock in excess of 15% of the public stock unless BowX consents to such redemption.

A public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from redeeming its public stock with respect to more than an aggregate of 15% of the public stock, unless BowX consents to such excess redemption. Your inability to redeem any such excess public stock could resulting in you suffering a material loss on your investment in BowX if you sell such excess public stock in open market transactions. BowX cannot assure you that the value of such excess public stock will appreciate over time following the Business Combination or that the market price of the public stock will exceed the per-share redemption price. The inability of a stockholder to redeem an aggregate of more than 15% of the shares of BowX Common Stock sold in the initial public offering will reduce its influence over BowX’s ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in BowX if it sells such excess shares in open market transactions. Additionally, the stockholder will not receive redemption distributions with respect to the excess shares if we complete the Business Combination. As a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its shares in open market transactions, potentially at a loss.

However, BowX’s stockholders’ ability to vote all of their public stock (including such excess shares) for or against the BCA Proposal is not restricted by this limitation on redemption.

There is uncertainty regarding the U.S. federal income tax consequences of the redemption to the holders of BowX Class A Common Stock.

There is uncertainty regarding the U.S. federal income tax consequences to holders of BowX Class A Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and includes (i) whether the redemption is treated as a distribution from BowX, which would be taxable in the same manner that distributions are taxed, or as a sale, which would be taxable as capital gain or loss, and (ii) whether capital gain is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain or loss, will depend largely on whether the holder owns (or is deemed to own) any shares of BowX Class A Common Stock following the redemption, and if so, the total number of shares of BowX Class A Common Stock held by the holder both before and after the redemption relative to all shares of BowX Class A Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a distribution, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in BowX or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any proceeds from the redemption as a distribution potentially giving rise to dividend income or sale proceeds treated as capital gain. See the section entitled “Certain U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights.”

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, and BowX’s presiding officer does not adjourn the special meeting to a later date in order to solicit further votes, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

BowX’s board of directors is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the BowX board of directors will not have the ability to adjourn the special meeting to a later date and, if the BowX presiding officer does not adjourn the special meeting to a later date in order to solicit further votes, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the Business Combination is not Consummated

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public stock and/or public warrants, potentially at a loss.

BowX’s public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (a) the completion of the Business Combination, and then only in connection with those shares of BowX Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein, (b) the redemption of any public stock properly submitted in connection with a stockholder vote to amend the Existing Charter (i) to modify the substance or timing of BowX’s obligation to allow redemption in connection with the Business Combination or certain amendments to the Existing Charter or to redeem 100% of BowX’s public stock if BowX does not complete the Business Combination within 24 months from the closing of the initial public offering or (ii) with respect to any other provisions relating to stockholders’ rights or activity prior to the Business Combination and (c) the redemption of BowX’s public stock if BowX has not completed an initial business combination within 24 months from the closing of the initial public offering, subject to applicable law. In no other circumstances will a public stockholder have any right or interest of any kind in the trust account. Holders of public warrants and private placement warrants will not have any right to the proceeds held in the trust account with respect to such warrants. Accordingly, to liquidate your investment, you may be forced to sell your public stock or warrants, potentially at a loss.

If BowX is not able to complete the Business Combination with WeWork by August 7, 2022, nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the Organizational Documents, it would cease all operations except for the purpose of winding up and BowX would redeem BowX’s public stock and liquidate, in which case BowX’s public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and any public warrants or private placement warrants will expire worthless.

BowX’s ability to complete the Business Combination or another initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein, including as a result of terrorist attacks, natural disaster or a significant outbreak of infectious diseases. For example, the outbreak of COVID-19 continues in the U.S. and, while the extent of the impact of the outbreak on BowX will depend on future developments, it could limit our ability to complete the Business Combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

If BowX is not able to complete the Business Combination with WeWork by August 7, 2022, nor able to complete another business combination by such date, in each case, as such date may be extended pursuant to BowX’s Organizational Documents, BowX will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay BowX’s taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of public stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of BowX’s remaining stockholders and BowX’s board of directors, dissolve and liquidate, subject in the case of clauses (i) and (ii) to BowX’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such case, public stockholders may only receive $10.00 per share, and any public warrants or private placement warrants will expire worthless. In certain circumstances, public stockholders may receive less than $10.00 per share on the redemption of their shares.

If the net proceeds of the initial public offering and the sale of the private placement warrants not being held in the trust account are insufficient to allow us to operate for at least the 24 months following the closing of the initial public offering, BowX may be unable to complete any initial business combination, in which case BowX’s public stockholders may only receive $10.00 per share, or less than such amount in certain circumstances, and BowX’s warrants will expire worthless.

As of June 30, 2021, BowX had cash of approximately $0.5 million held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses. In addition, as of June 30, 2021, BowX had total current liabilities of approximately $3.7 million.

The funds available to BowX outside of the trust account may not be sufficient to allow BowX to operate until August 7, 2022, assuming that the Business Combination or another similar transaction is not completed during that time. Of the funds available to it, BowX could use a portion of the funds available to pay fees to consultants to assist us with our search for a target business. BowX could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although BowX does not have any current intention to do so. If BowX entered into a letter of intent where it paid for the right to receive exclusivity from a target business and was subsequently required to forfeit such funds (whether as a result of its breach or otherwise), BowX might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If BowX is required to seek additional capital, it would need to borrow funds from Sponsor, members of its management team or other third parties to operate or may be forced to liquidate. Neither the members of its management team nor any of their affiliates is under any further obligation to advance funds to BowX in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of its initial business combination. If BowX is unable to obtain additional financing, we may be unable to complete an initial business combination. If BowX is unable to complete its initial business combination because it does not have sufficient funds available, BowX will be forced to cease operations and liquidate the trust account. Consequently, BowX’s public stockholders may only receive approximately $10.00 per share on its redemption of the shares of public stock and the public warrants will expire worthless.

If, after BowX distributes the proceeds in the trust account to the public stockholders, BowX files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and BowX and its board of directors may be exposed to claims of punitive damages.

If, after BowX distributes the proceeds in the trust account to the public stockholders, BowX files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable transfer. As a result, a liquidator could seek to recover all amounts received by our stockholders. In addition, its board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing it and BowX to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. BowX cannot assure you that claims will not be brought against it for these reasons.

If, before distributing the proceeds in the trust account to the public stockholders, BowX files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to the public stockholders, BowX files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in its estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any claims deplete the trust account, the per share amount that would otherwise be received by BowX stockholders in connection with its liquidation may be reduced.

If BowX fails to consummate an initial business combination, BowX’s stockholders may be held liable for claims by third parties against BowX to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the trust account distributed to the public stockholders upon the redemption of the shares of public stock in the event BowX does not complete an initial business combination within the allotted time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is BowX’s intention to redeem BowX’s shares of public stock as soon as reasonably possible following the 24th month from the closing of The initial public offering (or the end of any extension period) in the event BowX do not complete BowX’s initial business combination and, therefore, BowX do not intend to comply with the foregoing procedures.

Because BowX will not be complying with Section 280, Section 281(b) of the DGCL requires it to adopt a plan, based on facts known to us at such time that will provide for BowX’s payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following BowX’s dissolution. However, because BowX is a blank check company, rather than an operating company, and BowX’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from BowX’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If BowX’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. BowX cannot assure you that BowX will properly assess all claims that may be potentially brought against BowX. As such, BowX’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of BowX’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of BowX’s trust account distributed to BowX’s public stockholders upon the redemption of BowX’s public stock in the event BowX does not complete BowX’s initial business combination within the allotted time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

You may not have the same benefits as an investor in an underwritten public offering.

New WeWork will become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of New WeWork’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. In contrast, BowX and WeWork have each engaged a financial advisor (rather than underwriters) in connection with the Business Combination. While such financial advisors or their respective affiliates may act as underwriters in underwritten public offerings, the role of a financial advisor differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the sale of securities and therefore do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence investigation of the issuer as is typically undertaken by underwriters.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the NYSE on the trading day immediately following the closing, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the NYSE. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New WeWork Common Stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New WeWork Common Stock or helping to stabilize, maintain or affect the public price of the New WeWork Common Stock following the closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New WeWork Common Stock that will be outstanding immediately following the closing. All of these differences from an underwritten public offering of WeWork’s securities could result in a more volatile price for the New WeWork Common Stock.

Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New WeWork Common Stock on the NYSE. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New WeWork Common Stock or sufficient demand among potential investors immediately after the closing, which could result in a more volatile price for the New WeWork Common Stock.

In addition, our initial stockholders, including our Sponsor, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to our shareholders and that would not be present in an underwritten public offering of WeWork’s securities. Such interests may have influenced our board of directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if WeWork became a publicly listed company through an underwritten initial public offering instead of upon completion of the merger.

SPECIAL MEETING OF BOWX

General

We are furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting of BowX to be held on                 , 2021, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about , 2021, in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting. In connection with the special meeting, we are also providing you with our Annual Report on Form 10-K, as amended, for the year ended December 31, 2020.

Date, Time and Place

The special meeting will be held on                , 2021, at                , Eastern Time, or via live webcast at https://www.cstproxy.com/bowxacquisitioncorp/sm2021, or such other date, time and place to which such meeting may be adjourned or virtually postponed, to consider and vote upon the proposals.

Purpose of the BowX Special Meeting

•	The BCA Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement and the Business Combination;

•	The Organizational Documents Proposals — to consider and vote upon the following four separate proposals to amend the Organizational Documents:

•

Organizational Documents Proposal A — to authorize the change in the authorized capital stock of BowX from 87,500,000 shares of BowX Class A Common Stock, 12,500,000 shares of BowX Class B Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001, to (a) 1,500,000,000 shares of New WeWork Class A Common Stock; (b) 25,041,666 shares of New WeWork Class C Common Stock; and (c) 100,000,000 shares of New WeWork Preferred Stock. Further, to authorize the New WeWork Class C Common Stock as a non-economic security without rights to dividends or on liquidation;

•

Organizational Documents Proposal B — with respect to any vote or election submitted to the holders of shares of New WeWork Capital Stock for approval, to restrict the SoftBank Holders (as defined herein), for a period of at least two years, from exercising voting rights over more than 49.9% of the voting securities present (virtually or by proxy) and voting at any such meeting of the stockholders;

•

Organizational Documents Proposal C — to provide for only one class of board directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Stockholders Agreement or Proposed Bylaws (each, as defined below); and

•

Organizational Documents Proposal D — to approve and adopt the additional changes in the Proposed Charter, including changing BowX’s name from “BowX Acquisition Corp.” to “WeWork Inc.,” which our board of directors believes are necessary to adequately address the needs of New WeWork immediately following the consummation of the Business Combination and approval of the Proposed Charter;

•

The Director Election Proposal — to consider and vote upon a proposal to elect, effective at Closing, assuming the BCA Proposal and the Organizational Documents Proposals are approved, nine directors who, upon consummation of the Business Combination, will be the directors of New WeWork;

•	The Stock Issuance Proposal — to consider and vote upon a proposal to approve and adopt, for purposes of complying with applicable provisions of The Nasdaq Stock Market Listing Rule 5635, the issuance of (a) shares of BowX Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (b) shares of New WeWork Common Stock to the WeWork Stockholders pursuant to the Merger Agreement;

•	The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve and adopt the 2021 Plan;

•	The ESPP Proposal — to consider and vote upon a proposal to approve and adopt the ESPP; and

•

The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting.

If BowX’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Merger Agreement are waived by the applicable parties to the Merger Agreement, the Merger Agreement could terminate and the Business Combination may not be consummated. The applicable parties to the Merger Agreement would not be able to waive Organizational Documents Proposals A or D and still complete the Merger on the terms contemplated by the Merger Agreement because there will not be a sufficient number of authorized shares of capital stock of BowX to issue the shares required to be issued in the Merger if Organizational Documents Proposal A is not approved. See the section entitled “BCA Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “ESPP Proposal” and “Adjournment Proposal.”

Recommendation of BowX Board of Directors

BowX’s board of directors believes that the BCA Proposal and the other proposals to be presented at the special meeting are in the best interest of BowX’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

BowX stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned BowX Common Stock at the close of business on                 , 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share of BowX Common Stock owned at the close of business on the record date. If your stock is held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the stock you beneficially own are properly counted. Warrants do not have voting rights. As of the close of business on the record date, there were 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock issued and outstanding.

Our initial stockholders, including the Sponsor, and our directors and officers have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination, including their shares of BowX Class B Common Stock and any public stock purchased after our initial public offering (including in open market and privately negotiated transactions). As of the record date, our initial stockholders, including our Sponsor, and our directors and officers beneficially own an aggregate of approximately 18.6% of the outstanding shares of BowX Common Stock.

Quorum

A quorum of BowX stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if the holders of a majority of the issued and outstanding BowX Common Stock entitled to vote at the special meeting are attending virtually or by proxy. As of the record date for the special meeting, 30,187,501 shares of BowX Common Stock would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to BowX but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting, will have the same effect as a vote against the Organizational Documents Proposal and will have no effect on any of the other proposals.

At the special meeting of stockholders, BowX will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have the same effect as a vote against any proposal, except that an abstention will have no effect on the Director Election Proposal, Stock Issuance Proposal, Equity Incentive Plan Proposal and the ESPP Proposal.

Vote Required for Approval

The approval of the Organizational Documents Proposals (other than Organizational Documents Proposals A and D) requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all outstanding shares of BowX Common Stock entitled to vote. The approval of Organizational Documents Proposals A and D will require the affirmative vote of the holders of a majority of the outstanding shares of BowX Class A Common Stock on the record date and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock on the record date. The BCA Proposal and Adjournment Proposal require the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy, entitled to vote at the special meeting. The Stock Issuance Proposal, Equity Incentive Plan Proposal and ESPP Proposal require the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy, entitled to vote and who vote thereon at the special meeting. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of the holders of a plurality of the outstanding shares of BowX Common Stock attending virtually or by proxy and voted at the special meeting. Because the Director Election Proposal is an uncontested election with no cumulative voting, every director nominee will be assured election upon receiving just one “for” vote.

Voting Your Shares

Each share of BowX Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of BowX Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of BowX Common Stock at the special meeting:

•

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by BowX’s board “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting. Votes received after a matter has been voted upon at the special meeting will not be counted.

•

You can attend the special meeting and vote virtually. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way BowX can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a BowX stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify BowX’s Secretary in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting online, revoke your proxy, and vote virtually, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your BowX Common Stock, you may call Morrow, BowX’s proxy solicitor, by calling (800) 662-5200 (toll free) or banks and brokers can call collect at (230) 658-9400., or by emailing bowx.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to our Existing Charter, a holder of shares of BowX Class A Common Stock originally sold in our initial public offering, including as part of the units issued in our initial public offering, may request of BowX that BowX redeem all or a portion of such holder’s BowX Class A Common Stock for cash if the Business Combination is consummated. As a holder of BowX Class A Common Stock, you will be entitled to receive cash for any such shares to be redeemed only if you:

(i)

(a) hold BowX Class A Common Stock, or (b) if you hold BowX Class A Common Stock through units, you elect to separate your units into the underlying BowX Class A Common Stock and public warrants prior to exercising your redemption rights with respect to the BowX Class A Common Stock;

(ii)	submit a written request to Continental, BowX’s transfer agent, that BowX redeem all or a portion of your public stock for cash; and

(iii)	deliver your public stock to Continental, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their BowX Class A Common Stock in the manner described above prior to 5:00 p.m., Eastern Time, on                , 2021, (two business days before the special meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying BowX Class A Common Stock and public warrants prior to exercising redemption rights with respect to the BowX Class A Common Stock. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying BowX Class A Common Stock and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental,

BowX’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem BowX Class A Common Stock regardless of if or how they vote with respect to the BCA Proposal. If the Business Combination is not consummated, the public stock will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the BowX Class A Common Stock that it holds and timely delivers its shares to Continental, BowX’s transfer agent, New WeWork will redeem such BowX Class A Common Stock for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on funds in the trust account as of June 30, 2021, of approximately $483.1 million, the estimated per share redemption price would have been approximately $10.00. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its BowX Class A Common Stock for cash and will no longer own BowX Class A Common Stock. The redemption takes place following the Business Combination and, accordingly, it is shares of New WeWork Class A Common Stock that will be redeemed promptly after consummation of the Business Combination. See the section entitled “Special Meeting of BowX — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your shares of public stock for cash.

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its BowX Class A Common Stock with respect to more than an aggregate of 15% of the BowX Class A Common Stock, without the consent of BowX. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the BowX Class A Common Stock, then any such shares in excess of that 15% limit would not be redeemed for cash.

Sponsor and Sponsor Persons have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of BowX Common Stock held by them, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As a result, the parties to the Sponsor Support Agreement agreed to, among other things, vote at least 9,454,534 shares of Class B Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. The BowX Common Stock held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 13% of the issued and outstanding BowX Common Stock.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of public stock on                 , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, was $                . As of                 , 2021, funds in the trust account totaled $                 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding share of public stock.

Prior to exercising redemption rights, public stockholders should verify the market price of the public stock as they may receive higher proceeds from the sale of their public stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. BowX cannot assure its stockholders that they will be able to sell their public stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their stock.

Appraisal Rights

Neither BowX’s stockholders nor BowX’s warrant holders have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

BowX will pay the cost of soliciting proxies for the special meeting. BowX has engaged Morrow to assist in the solicitation of proxies for the special meeting. BowX has agreed to pay Morrow a fee of $37,500, plus disbursements (to be paid with non-trust account funds). BowX will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of BowX Class A Common Stock for their expenses in forwarding soliciting materials to beneficial owners of BowX Class A Common Stock and in obtaining voting instructions from those owners. BowX’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

BowX Initial Stockholders

As of the date of this proxy statement/prospectus, there are 48,300,000 shares of BowX Class A Common Stock issued and outstanding and 12,075,000 shares of BowX Class B Common Stock outstanding. In addition, there currently are 23,873,333 warrants issued and outstanding, consisting of 16,100,000 public warrants and 7,773,333 private placement warrants. Each whole warrant entitles the holder thereof to purchase one share of BowX Class A Common Stock at a price of $11.50 per share. The warrants will become exercisable 30 days after the completion of a business combination, and expire at 5:00 p.m., New York City time, five years after the completion of a business combination or earlier upon redemption or liquidation. The private placement warrants, however, are non-redeemable so long as they are held by their initial purchasers or their permitted transferees.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing stockholders of BowX or our or their respective directors, officers, advisors or respective affiliates may (i) purchase shares of public stock from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, shares of public stock, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire shares of public stock, vote their shares of public stock in favor of the Condition Precedent Proposals or not redeem their shares of public stock. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BowX’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of BowX or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the votes required to approve the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of shares of public stock electing to redeem and (4) BowX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. Entering into any such arrangements may have a depressive effect on the BowX Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

BowX is asking its stockholders to approve and adopt the Merger Agreement. BowX stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because BowX is holding a stockholder vote on the First Merger, BowX may consummate the First Merger only if it is approved by the affirmative vote of the holders of a majority of shares of BowX Common Stock that are entitled to vote at the special meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BowX, WeWork or any other matter.

Structure of the Mergers

On March 25, 2021, BowX entered into the Merger Agreement with Merger Sub and WeWork, pursuant to which, among other things, Merger Sub will merge with and into WeWork, the separate corporate existence of Merger Sub will cease and WeWork will be the surviving corporation and a wholly owned subsidiary of BowX (the “First Merger”). Pursuant to and in accordance with the terms of a separate agreement and plan of merger to be entered into by BowX, the surviving corporation of the First Merger and Merger Sub II, as soon as practicable following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of such merger (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the Mergers, BowX will change its name to WeWork Inc. (“New WeWork”).

Closing and Effective Time

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the First Merger (the “Closing”) will take place on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as BowX and WeWork may mutually agree to in writing. The date on which the Closing actually occurs is referred to in the Merger Agreement as the “Closing Date.” The date and time the First Merger becomes effective is referred to as the “Effective Time.”

Consideration and Conversion of Certain WeWork Securities

Aggregate Merger Consideration

As a result of the First Merger and upon the Effective Time, among other things, all outstanding shares of WeWork Capital Stock immediately prior to the Effective Time of the First Merger (other than the Excluded Shares) will be cancelled in exchange for the right to receive a portion of the Aggregate Merger Consideration. An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors (collectively, the “PIPE Investors”), for a total aggregate purchase price of $800,000,000 (the “PIPE Investment”). The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time of the First Merger, will be retained by New WeWork following the Closing.

Treatment of WeWork Class C Common Stock

As a result of the First Merger and upon the Effective Time, among other things, each holder of shares of WeWork Class C Common Stock as of immediately prior to the Effective Time (other than (x) Treasury Shares and (y) Dissenting Shares) will be entitled to receive a number of shares of Post-Closing WeWork Class C Common Stock equal to (i) the Exchange Ratio multiplied by (ii) the number of shares of WeWork Class C Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.

Treatment of WeWork Options, Restricted Stock Awards, Restricted Stock Unit Awards

As a result of the First Merger and upon the Effective Time, among other things, all (i) options to purchase shares of WeWork Common Stock that are outstanding immediately prior to the Effective Time (“WeWork Options”), (ii) restricted stock units based on shares of WeWork Common Stock that are outstanding immediately prior to the Effective Time (“WeWork Restricted Stock Unit Awards”) and (iii) restricted shares of WeWork Common Stock that are outstanding immediately prior to the Effective Time (“WeWork Restricted Stock Awards,” and together with the WeWork Options and WeWork Restricted Stock Unit Awards, the “WeWork Awards”) will be converted into (a) the right to receive options to purchase shares of New WeWork Class A Common Stock upon the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time (“New WeWork Options”), (b) the right to receive restricted stock units based on shares of New WeWork Class A Common Stock (“New WeWork RSUs”) with the same terms and conditions as were applicable to such WeWork Restrictive Stock Unit Awards immediately prior to the Effective Time (including with respect to vesting and termination-related provisions) and (c) restricted shares of New WeWork Class A Common Stock (“New WeWork Restricted Stock Awards”) with the same terms and conditions as were applicable to such WeWork Restricted Stock Awards immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), respectively.

Subject to the terms of the Merger Agreement, each New WeWork Option will relate to the number of whole shares of New WeWork Class A common stock (rounded down to the nearest whole share) equal to (i) the number of shares of WeWork Common Stock subject to the applicable WeWork Option multiplied by (ii) the Exchange Ratio. The exercise price per share for each New WeWork Option (rounded up to the nearest full cent) will equal (i) the exercise price per share of the applicable WeWork Option in effect immediately prior to the

Effective Time divided by (ii) the Exchange Ratio. Subject to the terms of the Merger Agreement, each New WeWork RSU and New WeWork Restricted Stock Award will relate to the number of whole shares of New WeWork Class A Common Stock (with any fractional shares rounded down to the nearest whole share) equal to (i) the number of shares of WeWork Common Stock subject to the applicable WeWork RSU or WeWork Restricted Stock Award, respectively, as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of any WeWork Stock Unit Awards with a liquidity vesting condition, WeWork will be permitted to treat the occurrence of the Effective Time as an initial public offering under the terms of any such award for purposes of the vesting of such award.

WeWork is required to take all necessary actions to effect the treatment of WeWork Options, WeWork Restricted Stock Awards and WeWork RSUs discussed above, in accordance with the WeWork Incentive Plans and the applicable award agreements and to ensure that no New WeWork Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1, Form S-3 or S-4) of BowX or New WeWork (which will be made effective as soon as reasonably practicable following the Effective Time). The board of directors of WeWork (or an authorized committee thereof) is required to amend the WeWork Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel the remaining unallocated share reserve under the WeWork Incentive Plans and provide that shares in respect of WeWork Awards that for any reason become re-eligible for future issuance, will be cancelled, and (ii) provide that no new WeWork Awards will be granted under the WeWork Incentive Plans following the Effective Time. In connection with the adjustments discussed above, the board of directors of the Company (or an authorized committee thereof) may also equitably adjust the share price vesting metrics set forth in WeWork Option, WeWork Restricted Stock Awards and WeWork Restricted Stock Unit Awards.

Treatment of WeWork Warrants

In accordance with the applicable terms of the WeWork Warrants, the WeWork Warrants will be converted into the right to receive a warrant to purchase shares of New WeWork Common Stock upon the same terms and conditions as are in effect with respect to such WeWork Warrant immediately prior to the Effective Time except that (i) such Converted New WeWork Warrant will relate to that whole number of shares of New WeWork Common Stock (rounded down to the nearest whole share) equal to the number of shares of WeWork Capital Stock subject to such WeWork Warrants, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted New WeWork Warrant shall be equal to the exercise price per share of such WeWork Warrants in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

Treatment of WeWork Series C Convertible Note

At the Effective Time, if the WeWork Series C Convertible Note is then outstanding, it will be cancelled and automatically converted into the whole number of shares of New WeWork Class A Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of WeWork Series C Preferred Stock issuable upon conversion of the WeWork Series C Convertible Note if the WeWork Series C Convertible Note had been converted immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Treatment of Treasury Stock.

Any shares of WeWork Capital Stock held in the treasury of the WeWork will be canceled as part of the First Merger and shall not constitute “Company Capital Stock” under the Merger Agreement (such shares, hereinafter, the “Treasury Shares”).

Treatment of Dissenting Shares

Shares of WeWork Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of WeWork Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) will not be converted into a right to receive a portion of the Aggregate Merger Consideration, but will instead only be entitled to such rights as are granted by Section 262 of the DGCL; provided however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction will determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of WeWork Capital Stock will be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration without interest thereon, upon transfer of such shares. WeWork is required to provide BowX prompt written notice of any demands received by WeWork for appraisal of shares of WeWork Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to WeWork prior to the Effective Time that relates to such demand. Except with the prior written consent of BowX (which consent shall not be unreasonably conditioned, withheld, delayed or denied), WeWork shall not make any payment with respect to, or settle, or offer to settle, any such demands.

Representations and Warranties

The Merger Agreement contains representations and warranties of BowX, Merger Sub and WeWork, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See the section entitled “— Material Adverse Effect” below. The representations and warranties of BowX are also qualified by information included in BowX’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement). The representations and warranties of WeWork are also qualified by information included in WeWork’s annual report for the year ended December 31, 2020, which annual report was made available to BowX prior to the date of the Merger Agreement.

Representations and Warranties of WeWork

WeWork has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of WeWork and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, WeWork benefit plans, employment and labor relations, taxes, brokers’ fees, insurance, licenses, equipment and other tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, anti-money laundering compliance, sanctions and international trade compliance, information supplied, vendors and customers, government contracts, and related party transactions and critical technology.

The representations and warranties of WeWork identified as fundamental under the terms of the Merger Agreement are those made pursuant to: the first and second sentences of Section 4.1 of the Merger Agreement (Company Organization), the second sentence of Section 4.2 of the Merger Agreement (Subsidiaries), Section 4.3 of the Merger Agreement (Due Authorization), Section 4.6 of the Merger Agreement (Capitalization of WeWork), Section 4.7 of the Merger Agreement (Capitalization of Subsidiaries) and Section 4.16 of the Merger Agreement (Brokers’ Fees) (collectively, the “WeWork Fundamental Representations”).

Representations and Warranties of BowX and Merger Sub

BowX and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing, financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization, brokers’ fees, indebtedness, taxes, business activities, stock market quotation, registration statement, proxy statement and proxy statement/registration, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of WeWork are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of BowX are qualified in whole or in part by a material adverse effect on the ability of BowX to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to WeWork (“WeWork Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of WeWork and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of WeWork to consummate the First Merger.

However, in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a WeWork Material Adverse Effect:

(a) any change in applicable laws or GAAP or any interpretation thereof following the date of the Merger Agreement;

(b) any change in interest rates or economic, political, business or financial market conditions generally;

(c) the taking of any action required by the Merger Agreement (other than any action required to be taken pursuant to Section 6.1 of the Merger Agreement (see—Conduct of Business by WeWork, below));

(d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19 and any COVID-19 measures) or change in climate;

(e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f) any failure of WeWork to meet any projections or forecasts (provided that this clause will not prevent a determination that any Event not otherwise excluded from this definition of WeWork Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a WeWork Material Adverse Effect);

(g) any events generally applicable to the industries or markets in which WeWork and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third-party suppliers);

(h) the announcement of the Merger Agreement and consummation of the transactions contemplated hereby, including any legal proceeding (direct or derivative) in respect of the Merger Agreement or any of the transactions contemplated hereby or any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of WeWork and its subsidiaries (it being understood that this clause will be disregarded for purposes of the representation and warranties in Section 4.4 of the Merger Agreement and the corresponding condition to Closing);

(i) any action taken by, or at the request of, BowX or Merger Sub.

However, any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a WeWork Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of WeWork and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which WeWork and its subsidiaries conduct their respective operations (which will include the real estate and coworking space industries generally), but only to the extent of the incremental disproportionate effect on WeWork and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which WeWork and its subsidiaries conduct their respective operations.

Covenants and Agreements

WeWork has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain WeWork financial statements, affiliate agreements, and acquisition proposals.

BowX has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, listing, non-solicitation by BowX, BowX’s conduct of business, post-closing directors and officers, domestication, indemnification and insurance, BowX public filings, PIPE Investment subscriptions and stockholder litigation, and the Second Merger.

Conduct of Business by WeWork

WeWork has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Merger Agreement or the Ancillary Agreements, as consented to by BowX in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), as set forth on Section 6.1 of the WeWork Disclosure Letter or as required by applicable law, use reasonable best efforts to (i) operate the business of WeWork in the ordinary course of business consistent with past practice and (ii) preserve intact the business organization of WeWork and its subsidiaries, keep available the services of the officers of WeWork and its subsidiaries and preserve intact the current business relationships of WeWork and its subsidiaries with key customers, key suppliers and other persons with which WeWork or any of its subsidiaries has significant business relations; provided that, notwithstanding anything to the contrary in the Merger Agreement, WeWork or any of its subsidiaries may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, to the extent reasonably required in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 Measures to the extent applicable to WeWork or any of its subsidiaries.

During the Interim Period, WeWork has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the WeWork disclosure letter thereto (the “WeWork Disclosure Letter”), as consented to by BowX in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	change or amend the governing documents of WeWork or any of its subsidiaries;

•	make or declare any dividend or distribution to stockholders of WeWork or make any other distributions in respect of any WeWork Capital Stock or equity interests of WeWork;

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split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of WeWork’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned subsidiary of WeWork or the WeWork Partnership that remains a wholly owned subsidiary of WeWork or the WeWork Partnership, respectively, after consummation of such transaction;

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purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of WeWork or its subsidiaries, except for (i) the acquisition by WeWork or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests (other than WeWork Awards) of WeWork or its subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) any exchange or redemption of WeWork Partnerships Profits Interest Units required under the Partnership Agreement, (iii) transactions between WeWork and any wholly owned subsidiary of WeWork or the WeWork Partnership or between wholly owned subsidiaries of WeWork or the WeWork Partnership, or (iv) purchases or redemptions pursuant to exercises or settlements of WeWork Options, WeWork Restricted Stock Awards, WeWork Restricted Stock Unit Awards or WeWork Warrants issued and outstanding as of the date hereof or the conversion of the WeWork Series C Convertible Note or the withholding of shares to satisfy net settlement or tax obligations with respect to WeWork Awards outstanding as of the date hereof in accordance with the terms of such WeWork Awards;

•	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any material contracts other than in the ordinary course of business or as required by law;

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sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of WeWork or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment or the liquidation of furniture, fixtures and equipment in connection with contemplated building closure, (ii) transactions among WeWork and its wholly owned subsidiaries or among its wholly owned subsidiaries and (iii) transactions among WeWork and the WeWork Partnership or wholly owned subsidiaries of the WeWork Partnership or among the WeWork Partnerships’s wholly owned subsidiaries, (iv) transactions among the Partnership and its wholly owned subsidiaries, (v) transactions in the ordinary course of business consistent with past practice, and (vi) any transaction whereby WeWork or its subsidiaries sells, assigns, transfers, conveys, or otherwise disposes of all or a portion of the equity interests in, or assets of, one or more of WeWork’s subsidiaries to any Person (other than WeWork or its subsidiaries) and provides such Person or its affiliates with the right to (x) operate a business that is identified or associated with the WeWork brand and proprietary systems and/or (y) sell or distribute services that are identified or associated with the WeWork brand and proprietary systems, including any such transactions currently contemplated or ongoing in Latin America, Asia and Israel;

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acquire, purchase, obtain, assume, or otherwise obtain, or sell, assign or otherwise dispose of, directly or indirectly, any fee simple ownership interest or leasehold estate in any real property (other than in the ordinary course of business consistent with past practice), nor engage, hire, or otherwise retain, or compensate or pay for, any Person to provide brokerage services with respect to any of the foregoing activities;

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other than as required by law, an existing WeWork benefit plan, or certain contractual obligations, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee of WeWork or its subsidiaries (other than in connection with the promotion, hiring or termination of employment of any of certain specified employees in the ordinary course of business consistent with past practice),

(ii) make any change in the key management structure of WeWork or any of WeWork’s subsidiaries with respect to such specified employees, including the hiring of additional officers or the termination of existing officers, except for terminations (x) for cause or due to death or disability, or (y) voluntarily by an officer or member of key management in the ordinary course of business consistent with past practices, (iii) terminate, adopt, enter into or materially amend any benefit plan except in the ordinary course consistent with past practices, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider of WeWork or its subsidiaries, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by WeWork or any of WeWork’s subsidiaries to any of their respective employees or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment of vesting of any compensation or benefit payable by WeWork or any of WeWork’s subsidiaries, except in the ordinary course of business consistent with past practice;

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acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction for consideration not exceeding $1 million individually or $10 million in the aggregate;

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(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of WeWork or any subsidiary of WeWork or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, except, in each case of (i) and (ii) hereof, (x) in the ordinary course of business consistent with past practice, (y) in connection with Franchise Transactions and (z) Indebtedness incurred pursuant to the Company Credit Agreement and the Company/SBG Reimbursement Agreement as in effect as of the date hereof;

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(i) make or change any material election in respect of material taxes, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, (vi) surrender or allow to expire any right to claim a refund of material taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes, other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

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take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the First Merger, taken together with the Second Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

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issue any additional shares of WeWork Capital Stock or securities exercisable for or convertible into WeWork Capital Stock, other than the issuance of WeWork Common Stock upon the exercise or settlement of WeWork Awards, WeWork Warrants or the conversion of the WeWork Series C Convertible Note in the ordinary course of business and in the terms of the applicable WeWork Incentive Plan, WeWork Warrant, the WeWork Series C Convertible Note and applicable award agreement or exchange or redemption of WeWork Partnerships Profits Interest Units in the ordinary course of business and in accordance with the terms of the Partnership Agreement, and applicable award agreement, in each case, outstanding on the date of the Merger Agreement in accordance with their terms as in effect as of the date of the Merger Agreement, or grant any additional WeWork Awards or other equity or equity-based compensation;

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adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of WeWork or its subsidiaries (other than the Mergers);

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waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages by WeWork or its subsidiaries in an amount less than $2,000,000 individually and $20,000,000 in the aggregate;

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grant to, or agree to grant to, any person rights to any intellectual property that is material to WeWork and its subsidiaries, taken as a whole, except for non-exclusive licenses to intellectual property granted in the ordinary course of business consistent with past practice, or dispose of, abandon or permit to lapse any rights to any intellectual property that is material to WeWork and its subsidiaries except for the expiration of WeWork’s registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of WeWork’s or any of its subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

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disclose or agree to disclose to any person (other than BowX or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of WeWork or any of its subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•	make or commit to make capital expenditures other than in an amount not in excess of the amount disclosed in the WeWork disclosure letter, in the aggregate;

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materially amend or change any of WeWork’s or any of its subsidiaries’ accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business consistent with past practice or as required by a change in GAAP;

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other than as required by applicable law, enter into or extend any collective bargaining agreement or similar labor agreement, or recognize or certify any labor union, labor organization, works council or group of employees of WeWork or its subsidiaries as the bargaining representative for any employees of WeWork or its subsidiaries;

•	terminate without replacement or fail to use reasonable efforts to maintain any license that is material to the conduct of the business of WeWork and its subsidiaries, taken as a whole;

•	waive material restrictive covenant obligations of any current employee of WeWork or any of WeWork’s subsidiaries;

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limit the right of WeWork or any of WeWork’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive or similar rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially adversely affect, or materially disrupt, the ordinary course operation of the businesses of WeWork and its subsidiaries, taken as a whole;

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terminate without replacement or amend in a manner materially detrimental to WeWork and its subsidiaries, taken as a whole, any insurance policy insuring the business of WeWork or any of WeWork’s subsidiaries; or

•	enter into any agreement to take any of the above actions prohibited under the Merger Agreement.

Conduct of Business of BowX

BowX has agreed that from the date of the Merger Agreement through the earlier of the Closing or the termination of the Merger Agreement, it will, and will cause Merger Sub to, except as otherwise explicitly contemplated by the Merger Agreement (including as contemplated by the PIPE Investment), or the Ancillary Agreements or required by law or as consented to by WeWork in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course of business and consistent with past practice, operate its business in the ordinary course and consistent with past practice.

During the Interim Period, BowX has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements (as defined below), as consented to by WeWork in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

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seek any approval from BowX’s stockholders to change, modify or amend the Trust Agreement or the governing documents of BowX or Merger Sub, except as otherwise contemplated by the Transaction Proposals;

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(x) make or declare any dividend or distribution to the stockholders of BowX or make any other distributions in respect of any of BowX’s or Merger Sub’s capital stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of BowX’s or Merger Sub’s capital stock or equity interests or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of BowX or Merger Sub other than a redemption of shares of BowX Class A Common Stock effected in connection with the First Merger;

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(A) make or change any material election in respect of material taxes, (B) amend, modify or otherwise change any filed material tax return and related activities (C) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (D) enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement, (E) settle any claim or assessment in respect of material taxes, (F) surrender or allow to expire any right to claim a refund of material taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of taxes, other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

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take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the First Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

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other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of BowX or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•

incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of WeWork or any of WeWork’s subsidiaries or guaranty any debt security of another person, other than fees and expenses for professional services incurred in support of the transactions contemplated by the Merger Agreement and the Ancillary Agreements (as defined below) or in support of the ordinary course operations of BowX;

•

(i) issue any securities of BowX or securities exercisable for or convertible into securities of BowX, other than the issuance of the Aggregate Merger Consideration, (ii) grant any options, warrants or other equity-based awards with respect to securities of BowX, not outstanding on the date of the Merger Agreement or (iii) amend, modify or waive any of the material terms or rights set forth in any warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•	enter into any agreement to do any of the above actions prohibited under the Merger Agreement.

Covenants of BowX

Pursuant to the Merger Agreement, BowX has agreed, among other things, to:

•	prior to the Closing Date, obtain approval for and adopt the 2021 Plan and the ESPP;

•

within two business days following the expiration of the sixty-day period after BowX has filed current Form 10 information with the SEC, file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to New WeWork’s common stock issuable under the 2021 Plan and/or the ESPP and use reasonable efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•

take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•

during the Interim Period, ensure BowX remains listed as a public company on the Nasdaq; provided that if WeWork requests in writing no later than sixty (60) days prior to the expected Closing Date, BowX will delist the BowX Class A Common Stock from the Nasdaq, effective as of no later than the Effective Time, and obtain approval for the listing of such shares on the NYSE from and after the Effective Time;

•

during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate or engage in any negotiations or enter into any agreements for certain alternative transactions, approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any offer or proposal that constitutes or could reasonably be expected to result in or lead to an offer for an alternative transaction, or propose, resolve or agree to do any of the foregoing or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an offer for an alternative transaction, and to terminate any such negotiations ongoing as of the date of the Merger Agreement;

•	subject to the terms of BowX’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

•

the board of directors of New WeWork will consist of nine directors, which will initially be comprised of (i) three director nominees (the “SBG Representatives”) designated by SBWW, (ii) one director nominee (the “SVF Representative”) designated by SVFE, (iii) one director nominee (the “PIPE Representative”) designated by Insight Partners, (iv) one director nominee (the “BowX Representative”) to be designated by BowX, (v) one director nominee (the “Benchmark Capital Representative”) designated by Benchmark Capital Partners, (vi) the Chief Executive Officer of the Company (the “CEO Director”), and (vii) one director nominee to be mutually agreed by the parties.

•	Starwood Capital will be entitled to one (1) board observer;

•

the board of directors of New WeWork will have a majority of “independent” directors for the purposes of the NYSE or Nasdaq, as applicable, each of whom will serve in such capacity in accordance with the terms of the governing documents of New WeWork following the Effective Time; and

•

the initial officers of New WeWork will be as set forth in WeWork’s disclosure letter, who will serve in such capacity in accordance with the terms of the governing documents of New WeWork following the Effective Time;

•

after the Effective Time, indemnify and hold harmless each present and former director, officer and employee of WeWork and BowX and each of their respective subsidiaries against any costs, expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person; (i) maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Effective Time provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of WeWork and its subsidiaries’ former and current officers, directors, employees and agents that are no less favorable to those persons than as contemplated by the applicable governing documents of WeWork immediately prior to the Effective Time and (ii) not amend, repeal, or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law;

•

WeWork will purchase, at or prior to the Closing, and both BowX and New WeWork will maintain, or cause to be maintained, in effect for a period of six (6) years immediately following the Effective Time, without any lapse in coverage, prepaid and noncancelable “tail” insurance providing directors’ and officers’ liability insurance coverage for the benefit of the directors and officers of BowX (the “BowX D&O Tail Insurance”). The BowX D&O Tail Insurance will provide coverage on terms (with respect to scope of coverage, limits and retentions) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under BowX’s current directors’ and officers’ liability insurance policies as of the date of the Merger Agreement; provided that New WeWork will not be required to pay an aggregate premium for the BowX D&O Tail Insurance in excess of (i) two hundred percent (200%) of the annual premium paid for the BowX’s current directors’ and officers’ liability insurance policies as of the date of the Merger Agreement if Closing occurs prior to August 5, 2021, or (ii) two hundred fifty percent (250%) of the annual premium paid for the BowX’s current directors’ and officers’ liability insurance policies as of the date of the Merger Agreement if Closing occurs on or after August 5, 2021, (the “BowX Maximum Amount”); provided further, that if the premium for the BowX D&O Tail Insurance would exceed the BowX Maximum Amount or such coverage is not otherwise available, then the New WeWork will purchase the maximum coverage available for the BowX Maximum Amount.

•

New WeWork will purchase and maintain, at its cost and expense, in effect for a period of six (6) years immediately following the Effective Time, without any lapse in coverage, directors’ and officers’ liability insurance coverage with respect to claims arising from acts, omissions, facts or events that occurred at or before the Effective Time, for the benefit of Persons covered by such policies currently maintained by WeWork as of the date of this Agreement (the “WeWork D&O Insurance”). The WeWork D&O Insurance will provide coverage on terms (with respect to scope of coverage, limits and retentions) that are substantially the same as (and not less favorable in the aggregate to the Persons covered thereby) the coverage provided under the WeWork’s current directors’ and officers’ liability insurance policies as of the date of the Merger Agreement; provided that the Company will not be required to pay for any annual period of the WeWork D&O Insurance an aggregate premium in excess of three hundred fifty (350%) of the aggregate premium paid for WeWork’s current directors’ and officers’ liability insurance policies as of the date of this Agreement (the “WeWork Maximum Amount”); provided further, that if the premium for the WeWork D&O Insurance would at any time exceed the WeWork Maximum Amount or such coverage is not otherwise available, then WeWork will purchase and maintain, and New WeWork will purchase and maintain the maximum coverage available for the WeWork Maximum Amount. In lieu of the obligations previously set forth in this section, WeWork may, in its sole discretion, purchase at or prior to the Effective Time six (6)-year prepaid and noncancelable “tail” insurance for the Company’s existing directors’ and officers’ insurance policies providing equivalent coverage to that described in section 7.7(c) of the Merger Agreement for an aggregate premium not to exceed the WeWork Maximum Amount, in which event WeWork will maintain, and the New WeWork will maintain in effect for a period of six (6) years following the Effective Time, without any lapse in coverage, such “tail” insurance.

•

on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of WeWork and BowX with the post-Closing directors and officers of New WeWork, which indemnification agreements will continue to be effective following the Closing;

•

from the date of the Merger Agreement through the Effective Time, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•

except as otherwise approved by WeWork (which approval will not be unreasonably withheld, conditioned or delayed) or as would not increase conditionality or impose any new obligation on WeWork or BowX, reduce the PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of BowX or the third-party beneficiary rights of WeWork under any PIPE Subscription Agreement, not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) and so long as the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of New WeWork Common Stock contemplated thereby;

•

use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the PIPE Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) New WeWork the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms;

•

prior to the Closing Date, promptly notify and keep WeWork reasonably informed of the status of any litigation brought or, to a party’s knowledge, threatened in writing against a party or its board of directors by any of such party’s stockholders in connection with the Merger Agreement, any Ancillary Agreement or the transactions contemplated therein, and will keep the other party reasonable informed on a current basis with respect to any such litigation and provide the other party with the opportunity to participate in the defense of such litigation and will not settle or any such litigation without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed); and

•

Promptly following the Closing, BowX will cause the Second Merger to be consummated in accordance with the terms of the Second Merger Agreement by filing the certificate of merger between Merger Sub II and WeWork (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, with the Second Merger becoming effective upon the effectiveness of the filing of the Second Certificate of Merger or at such later time as may be agreed by BowX and the Company in writing and specified in the Second Certificate of Merger (the “Second Merger Effective Time”). At the Second Merger Effective Time, WeWork will be merged with and into Merger Sub II. As a result of the Second Merger, the separate corporate existence of WeWork will cease and Merger Sub II will continue as the surviving entity of the Second Merger.

Covenants of WeWork

Pursuant to the Merger Agreement, WeWork has agreed, among other things, to:

•

subject to confidentiality obligations that may be applicable to information furnished to WeWork or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford BowX and its accountants, counsel and other representatives reasonable access during the Interim Period for the purpose of consummating the transactions contemplated by the Merger Agreement, in such manner as to not materially interfere with the ordinary course of business of WeWork and its Subsidiaries, to all of WeWork’s properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of WeWork and its subsidiaries that are in the possession of WeWork or its subsidiaries as such representatives may reasonably request;

•

if the Effective Time has not occurred prior to May 14, 2021, as soon as reasonably practicable following May 14, 2021, deliver to BowX the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the three-month period ended March 31, 2021, (the “Q1 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided that upon delivery of such Q1 Financial Statements, the representations and warranties set forth in Section 4.8 of the Merger Agreement (Financial Statements) will be deemed to apply to the Q1 Financial Statements with the same force and effect as if made as of the date of the Merger Agreement;

•

as of or prior to the Closing, use reasonable best efforts to terminate, assign, transfer, convey or otherwise dispose of, or cause the termination, assignment, transfer, conveyance or disposal of, the Affiliate Agreements set forth on Section 6.4 of the WeWork Disclosure Letter effective as of or prior to the Closing without further liability to BowX, WeWork, or any of WeWork’s subsidiaries; and

•

from the date of the Merger Agreement until the Closing Date or, if earlier, the termination of the Merger Agreement in accordance with Article X (Termination/Effectiveness) WeWork will not, and will cause its subsidiaries and will instruct and use its reasonable best efforts to cause its and their representatives acting on its or their behalf not to, directly or indirectly, (i) initiate, engage in or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning WeWork or any WeWork’s subsidiaries to any Person relating to, any inquiry, offer or proposal that constitutes or could reasonably be expected to result in or lead to certain alternative transactions or afford to any Person access to the business, properties, assets or personnel of WeWork or any of the WeWork’s subsidiaries in connection with an offer or proposal that constitutes or could reasonably be expected to result in or lead to an alternative transaction, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an alternative transaction, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with certain alternative transactions, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any offer or proposal that constitutes or could reasonably be expected to result in or lead to certain alternative transactions or (v) propose, resolve or agree to do any of the foregoing or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an offer for certain alternative transactions. From and after the date hereof, WeWork will, and will instruct its officers and directors to, and WeWork will instruct and use reasonable best efforts to cause its representatives, its subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to certain alternative transactions (other than BowX and its representatives).

Joint Covenants of BowX and WeWork

In addition, each of BowX and WeWork has agreed, among other things, to take certain actions set forth below.

•

Each of BowX and WeWork will (and, to the extent required, will cause its affiliates to) comply promptly, but in no event later than ten business days after the date of the Merger Agreement, with the notification and reporting requirements of the HSR Act, and will promptly submit any notification required to obtain all consents, approvals and authorizations set forth in the WeWork Disclosure Letter, including a filing with the Mexican Federal Economic Competition Commission (the Comisión Federal de Competencia Económica, or “COFECE”).

•	Each of BowX and WeWork will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Merger Agreement.

•

Each of BowX and WeWork will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act (unless any announcement from the applicable governmental authorities to the effect that early termination of any waiting period under the HSR Act is temporarily suspended remains in effect) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the First Merger, including sharing relevant information with the other parties thereto for such purposes and each pay one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain WeWork’s prior written consent with respect to certain such actions identified above as contemplated by the Merger Agreement).

•

BowX and WeWork will jointly prepare and BowX will file with the SEC the proxy statement/prospectus in connection with the registration under the Securities Act of the shares of New WeWork Common Stock that constitute the Aggregate Merger Consideration.

•

Each of BowX and WeWork will use its reasonable best efforts to cause the proxy statement/prospectus statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Merger Agreement

•

BowX will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate proxy statement to stockholders of BowX, (ii) give notice, convene and hold a meeting of the stockholders to vote on the Transaction Proposals, in each case in accordance with its governing documents then in effect and Section 710 of the NYSE Listing Rules or Nasdaq Listing Rule 5620(b), as applicable, for a date no later than 30 business days following the date the registration statement is declared effective, and (iii) solicit proxies from the stockholders of BowX to vote in favor of the Transaction Proposals.

•

The board of directors of BowX has agreed not to withdraw, amend, qualify or modify its recommendation to the stockholders of BowX that they vote in favor of the Transaction Proposals (a “BowX Modification in Recommendation”). To the fullest extent permitted by applicable law, (x) BowX’s obligations to establish a record date for, duly call, give notice of, convene and hold the BowX stockholder’s meeting will not be affected by any BowX Modification in Recommendation and (y) BowX agrees to establish a record date for, duly call, give notice of, convene and hold the BowX stockholders’ meeting and submit for approval the Transaction Proposals. BowX may only adjourn the BowX stockholders’ meeting (i) to solicit additional proxies for the purpose of obtaining the BowX Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that BowX has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by BowX stockholders prior to the BowX stockholders’ meeting; provided that the BowX stockholders’ meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the BowX stockholders’ meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) will not be held later than three (3) business days prior to October 31, 2021. BowX agrees that it will provide the holders of shares of BowX Class A Common Stock the opportunity to elect redemption of such shares of BowX Class A Common Stock in connection with the BowX stockholders’ meeting, as required by BowX’s Governing Documents.

•	WeWork will use its reasonable best efforts to solicit and obtain the requisite stockholder approval necessary to consummate the Merger Agreement and the transactions contemplated thereby, including the Mergers (the “WeWork Stockholder Approvals”), either by (i) irrevocable written consent of each of the Requisite Company Stockholders (as defined in the Merger Agreement) promptly following the time at which the registration statement will have been declared effective under the Securities Act and delivered or otherwise made available to stockholders or (ii) in the event WeWork is unable to obtain such written consent, by calling and holding a meeting of the stockholders of WeWork for the purpose of voting solely upon the adoption of the Merger Agreement and the transactions contemplated thereby, including the Mergers, as soon as reasonably practicable after the registration statement is declared effective under the Securities Act.

•

As promptly as practicable after the execution of the Merger Agreement, WeWork (with the assistance and cooperation of BowX as reasonably requested) will prepare an information statement relating to the action to be taken by WeWork’s stockholders pursuant to the written consent or by vote at a such meeting of the stockholders of the Company (the “Consent Solicitation Statement”). As promptly as practicable after the date on which the registration statement becomes effective, WeWork will deliver the Consent Solicitation Statement to its stockholders. WeWork will, through its board of directors, recommend to its stockholders (A) the adoption and approval of the Merger Agreement in accordance with applicable Law, (B) the adoption and approval of any other proposals as reasonably agreed by BowX and WeWork to be necessary or appropriate in connection with the transactions contemplated hereby and (C) in the event WeWork is not able to obtain written consent, adjournment of such meeting of the WeWork Stockholders, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, and include such recommendation in the Consent Solicitation Statement. The board of directors of WeWork will not withdraw, amend, qualify or modify its recommendation to the stockholders of WeWork that they vote in favor of the Condition Precedent Proposals (a “WeWork Modification in Recommendation”). To the fullest extent permitted by applicable Law, WeWork’s obligations to establish a record date for and obtain the written consent, or to establish a record date for, duly call, give notice of, convene and hold such a meeting of the stockholders of the WeWork, as applicable, will not be affected by any WeWork Modification in Recommendation.

•

BowX and WeWork will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of BowX, WeWork, or their respective affiliates are required to obtain in order to consummate the Mergers.

•

Each of WeWork and BowX will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of shares of WeWork Capital Stock or acquisitions of shares of New WeWork Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

•

WeWork and BowX will each, and each will cause their respective subsidiaries and its and their representatives to, prior to the Closing, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the Merger Agreement.

•

BowX will use its reasonable best efforts to, and will instruct its financial advisors to, keep WeWork and its financial advisors reasonably informed with respect to the PIPE Investment and the trading of the shares of New WeWork Common Stock during the period commencing on the date of announcement of the Merger Agreement or the transactions contemplated thereby until the Closing Date.

Closing Conditions

The consummation of the First Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Mergers may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Minimum Cash Condition

The Merger Agreement provides that the obligations of WeWork to consummate the First Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of BowX, WeWork or their affiliates (such amount, the “Trust Amount”)) plus the PIPE Investment Amount actually received by BowX at or prior to the Closing Date, is at least equal to $800,000,000 (the “Minimum Available Cash Condition”). The Minimum Available Cash Condition is for the sole benefit of WeWork.

Conditions to the Obligations of Each Party

The obligations of each party to the Merger Agreement to consummate, or cause to be consummated, the First Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the Condition Precedent Approvals will have been obtained;

•	WeWork Stockholder Approval will have been obtained;

•

the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement, or the Ancillary Agreements, will have expired or been terminated;

•	if a merger control filing is required by COFECE, COFECE will have provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021);

•

there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Merger Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the First Merger;

•

BowX will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the payment of the aggregate amount payable following the election of eligible (as determined in accordance with BowX’s governing documents) holder of BowX Class A Common Stock to redeem all or a portion of the shares of BowX Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the trust account (including any interest earned on the funds held in the trust account) (as determined in accordance with BowX’s governing documents) in connection with the Condition Precedent Proposals; and

•	the shares of New WeWork Common Stock to be issued in connection with the First Merger will have been approved for listing on Nasdaq or, if requested by WeWork, the NYSE.

Conditions to the Obligations of BowX and Merger Sub

The obligations of BowX and Merger Sub to consummate, or cause to be consummated, the First Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BowX and Merger Sub:

•

certain of the representations and warranties of WeWork pertaining to the capitalization of WeWork will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date;

•

each of certain fundamental representations of the Company (other than those portions of the capitalization representations referenced in the bullet above) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and WeWork Material Adverse Effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date;

•

each of the remaining representations and warranties of WeWork contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception, and other than the representations and warranties of WeWork in Section 4.24 of the Merger Agreement relating to the absence of a WeWork Material Adverse Effect) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a WeWork Material Adverse Effect; and

•

each of the covenants to be performed by WeWork as of or prior to the Closing will have been performed in all material respects; provided that for purposes of this condition, a covenant of WeWork will only be deemed to have not been performed if WeWork has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, October 31, 2021).

Conditions to the Obligations of WeWork

The obligation of WeWork to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by WeWork:

•

each of the representations and warranties of BowX regarding its capitalization, as provided for in the Merger Agreement, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Merger Agreement which are contemplated or expressly permitted by the Merger Agreement;

•

each of the other representations and warranties of BowX contained in the Merger Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of BowX or Merger Sub to perform their obligations under the Merger Agreement;

•	each of the covenants of BowX to be performed as of or prior to the Closing will have been performed in all material respects; and

•	the Minimum Available Cash Condition. For more information, see the section entitled “— Minimum Available Cash Condition” above.

Termination; Effectiveness

The Merger Agreement may be terminated and the First Merger abandoned at any time prior to the Closing:

•	by written consent of WeWork and BowX;

•

by WeWork or BowX if any governmental order has become final and nonappealable which has the effect of making consummation of the First Merger illegal or otherwise preventing or prohibiting the First Merger;

•

by WeWork or BowX if the Condition Precedent Approvals have not been obtained by reason of the failure to obtain the required vote at a meeting of BowX’s stockholders duly convened therefor or at any adjournment thereof;

•	by WeWork if there has been a BowX Recommendation Modification with respect to any of the Condition Precedent Proposals;

•	by BowX if there has been a WeWork Recommendation Modification with respect to any of the Condition Precedent Proposals;

•

by written notice to WeWork from BowX in the event of certain uncured breaches on the part of WeWork or if the Closing has not occurred on or before October 31, 2021, unless BowX is in material breach of the Merger Agreement; provided that the applicable date will be extended automatically once for sixty (60) days, to December 29, 2021, if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 of the Merger Agreement have been satisfied or waived as of October 31, 2021, other than (i) the condition, set forth above, that if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021), and (ii) those conditions which by their terms would be satisfied at the Closing;

•

by BowX, if WeWork has not obtained approval from its stockholders of the Merger Agreement and the transactions contemplated within seven business days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; provided however, that the right to terminate the Merger Agreement under this section will terminate upon delivery of the WeWork Stockholder Approvals to BowX; or

•

by written notice to BowX from WeWork in the event of certain uncured breaches on the part of BowX or Merger Sub or if the Closing has not occurred on or before October 31, 2021, unless WeWork is in material breach of the Merger Agreement; provided that the applicable date will be extended automatically once for sixty (60) days, to December 29, 2021, if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 of the Merger Agreement have been satisfied or waived as of October 31, 2021, other than (i) the condition, set forth above, that if a merger control filing is required by COFECE, COFECE has provided clearance of the transactions contemplated by the Merger Agreement (which was provided on July 1, 2021), and (ii) those conditions which by their terms would be satisfied at the Closing.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of WeWork, BowX or Merger Sub, as the case may be, for any willful and material breach of the Merger Agreement occurring prior to such termination and other than with respect to certain exceptions contemplated by the Merger Agreement (including the terms of the Confidentiality Agreement) that will survive any termination of the Merger Agreement.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Pursuant to the Stockholder Support Agreement with SBWW, any proposed amendment of the Merger Agreement, or waiver by WeWork of the provisions therein, requires the prior written consent of SBWW, and at such time that the Merger Agreement is amended, or any provisions therein are waived by WeWork, without the consent of SBWW, the obligations of SBWW under such Stockholder Support Agreement, including the obligation to approve and adopt the Mergers, expires. This consent right of SBWW continues even after it has fulfilled its obligations under the Stockholder Support Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants; provided however, that each of WeWork and BowX will be responsible for (x) 50% of the filing fees incurred in connection with making any filings to comply with the notification and reporting requirement of the HSR Act or other notification required to obtain all consents, approvals and authorizations, including a filing with COFECE (see— Joint Covenants of BowX and WeWork), and (y) 50% of fees and expenses incurred in connection with preparing and filing the Registration Statement, this proxy statement/prospectus and obtaining approval of Nasdaq or the NYSE.

If the Closing occurs, New WeWork will, upon the consummation of the First Merger and release of proceeds from the trust account, pay or cause to be paid all accrued and unpaid transaction expenses of WeWork and pay or cause to be paid all accrued transaction expenses of BowX or its affiliates (including the Sponsor). BowX and WeWork will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the special meeting.

WeWork Stockholder Support Agreements

In connection with the execution of the Merger Agreement, on March 25, 2021, BowX entered into the Stockholder Support Agreements (the “Stockholder Support Agreements”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex H (the “Stockholder Support Agreement”), by and among BowX, WeWork and certain stockholders of WeWork (the “Key Stockholders”). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent with respect to the outstanding shares of WeWork Capital Stock held by the Key Stockholders adopting the Merger Agreement and related transactions and approving the Business Combination (including consenting to enter into the Merger Agreement effective on March 25, 2021, for purposes of the Related Party Charter Provision, to the extent applicable). Such written consent must be delivered promptly, and in any event within forty-eight (48) hours (or, in the case of SBWW, WeWork’s largest stockholder, five (5) calendar days) after (x) the proxy statement/prospectus relating to the approval by BowX stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to BowX and WeWork Stockholders, and (y) BowX or WeWork requests it. The shares of WeWork Common Stock and WeWork Preferred Stock that are owned by the Key Stockholders and subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of WeWork Capital Stock (voting as a single class and on an as converted basis). The execution and delivery of such written consents by all of the stockholders of WeWork that have entered into Stockholder Support Agreements will constitute the WeWork stockholder approval at the time of such delivery, and no additional approval or vote from any holders of any class or series of stock of WeWork will be necessary to adopt and approve the Merger Agreement and the Business Combination.

Pursuant to the Stockholder Support Agreements, each of the Company Stockholders (as defined in the Stockholder Support Agreement) also agreed to, among other things, (i) deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement and (ii) consents to the publication and disclosure in this Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by BowX or WeWork to any Governmental Authority (as defined in the Stockholder Support Agreement) or to securityholders of BowX) of such Company Stockholder’s identity and beneficial ownership of Subject Shares (as defined in the Stockholder Support Agreement).

The Stockholder Support Agreements and all of their provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time (as defined in each Company Stockholder’s respective Stockholder Support Agreement) and (b) as to each Company Stockholder, the written agreement of BowX, WeWork and such Company Stockholder. The Stockholder Support Agreement with SBG expires at such time that the Merger Agreement is amended, or provisions therein are waived by WeWork, without the consent of SBG. Upon such termination of the Stockholder Support Agreements, all obligations of the parties under the Stockholder Support Agreements will terminate, without any liability or other obligation on the part of any party to the Stockholder Support Agreement to any Person in respect thereof or the transactions contemplated thereby, and no party thereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided however, that the termination of the Stockholder Support Agreements shall not relieve any party thereto from liability arising in respect of any breach of the Stockholder Support Agreements prior to such termination.

Pursuant to the Stockholder Support Agreement with SBWW, any proposed amendment of the Merger Agreement, or waiver by WeWork of the provisions therein, requires the prior written consent of SBWW, and at such time that the Merger Agreement is amended, or any provisions therein are waived by WeWork, without the consent of SBWW, the obligations of SBWW under such Stockholder Support Agreement, including the obligation to approve and adopt the Mergers, expires. This consent right of SBWW continues even after it has fulfilled its obligations under the Stockholder Support Agreement.

Sponsor Support Agreement

On March 25, 2021, BowX entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), by and among Sponsor, WeWork and BowX and Sponsor Persons, pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote at least 9,454,534 shares of Class B Common Stock in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earlier to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of BowX or (c) the written agreement of BowX, WeWork and the Sponsor. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Agreement prior to such termination.

Registration Rights Agreement

The Merger Agreement contemplates that, at the Closing, BowX, Anchor PIPE Investors, the Sponsor and certain WeWork Stockholders will enter into the Registration Rights Agreement, the form of which is attached to this proxy statement/prospectus as Annex I, at the Closing, pursuant to which Holders of Registrable Securities (as defined in the Registration Rights Agreement), subject to certain conditions, will be entitled to registration rights. Pursuant to the Registration Rights Agreement, New WeWork will agree that, within thirty (30) calendar days after the Closing, New WeWork will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Registrable Securities (the “Resale Registration Statement”), and New WeWork will use its reasonable best efforts to have the Resale Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th day following the filing date if the SEC notifies New WeWork that it will “review” the Resale Registration Statement or (ii) the 10th business day after the date New WeWork is notified by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review. In certain circumstances, the holders party to the Registration Rights Agreement can collectively demand up to nine underwritten offerings (three (3) by the BowX Investors (as defined therein), three (3) by the investors of WeWork party thereto and three (3) by the investors of WeWork party thereto and three (3) by the Anchor PIPE Investors) in any twelve-month period, collectively demand no less than six underwritten block trade offerings in any twelve-month period, and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

These registration rights will be subject to certain customary limitations, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and New WeWork’s right to delay or withdraw a registration statement under certain circumstances. New WeWork will generally be required to bear the registration expenses associated with any registration and sale of Registrable Securities held by the Holders. Under the Registration Rights Agreement, New WeWork will agree to indemnify the Holders against any losses or damages resulting from any untrue statement or omission or alleged untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell its equity securities, unless such liability arose from their misstatement or omission, and each of the Holders, severally and individually, will agree to indemnify New WeWork against any losses or damages caused by such Holder’s material misstatements or omissions in those documents.

The Registration Rights Agreement amends and restates the registration rights agreement by and among BowX, the Sponsor and the other parties thereto, dated August 4, 2020, and entered into in connection with BowX’s initial public offering. The Registration Rights Agreement will terminate with respect to any party thereto, on the date that such party no longer holds any Registrable Securities (as defined therein).

PIPE Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the “Subscription Agreements”) with PIPE Investors, pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares of the New WeWork Common Stock for an aggregate purchase price equal to $10.00 per share.

The Subscription Agreements are all substantially similar to the Form of Subscription Agreements attached to this proxy statement/prospectus as Annex J. The Subscription Agreements contain customary representations and warranties of BowX, on the one hand, and each PIPE Investor, on the other hand.

The closing of the sale of the PIPE Shares (the “PIPE Closing”) pursuant to the Subscription Agreements is expected to occur prior to or substantially concurrently with the Closing and is conditioned upon, among other things, (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) (a) solely with respect to the PIPE Investor’s obligation to close, the representations and warranties made by BowX, and (b) solely with respect to the BowX’s obligation to close, the representations and warranties made by the PIPE Investor, in each case, in the Subscription Agreement are true and correct in all material respects as of the PIPE Closing (other than those representations and warranties expressly made as of an earlier date, which are true and correct in all material respects as of such date), (iii) all conditions precedent to the closing of the transactions contemplated by the Merger Agreement shall have been satisfied or waived (as determined by the parties to the Merger Agreement and other than those conditions under the Merger Agreement which, by their nature, are to be fulfilled at the closing of the transactions contemplated by the Merger Agreement, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the PIPE Shares pursuant to the Subscription Agreements) and the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement, (iv) (a) there shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that the PIPE Investors would reasonably expect to receive under the Subscription Agreement, unless the PIPE Investor has consented to such amendment and (b) there shall have been no amendment, modification or waiver of any other Subscription Agreement with a Third-Party PIPE Investor, with respect to the Third-Party PIPE Investors, any other Subscription Agreement with the Anchor PIPE Investor, with respect to the Anchor PIPE Investors, in each case that materially benefits the other PIPE Investor thereunder unless the PIPE Investor has been offered substantially the same benefits (v) (a) solely with respect to the PIPE Investors’ obligation to close, BowX shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the PIPE Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of BowX to consummate the Closing and (b) solely with respect to BowX’s obligation to close, the PIPE Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the PIPE Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the PIPE Investor to consummate the Closing and (vi) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date hereof (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby.

The Subscription Agreements for the PIPE Investors (other than the Anchor PIPE Investors, whose registration rights are governed by the Registration Rights Agreement), provide for certain registration rights. In particular, BowX is required to, as soon as practicable but no later than 30 calendar days following the Closing, file with the SEC a registration statement registering the resale of such shares. Additionally, BowX is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies BowX that it will “review” the registration statement) following the filing date thereof or (ii) the 10th business day after the date BowX is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. BowX must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the date the PIPE Investors no longer hold any registrable shares, (ii) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and without the requirement for BowX to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, or (iii) three years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; or (d) the Agreement End Date.

In connection with the PIPE Investment, BowX engaged UBS and PJT Partners LP, a global advisory-based investment bank (“PJT”), as co-placement agents. In connection with performing services as co-placement agents, UBS and PJT will receive fees and expense reimbursements customary for a PIPE transaction (subject to the terms and conditions of their engagement letters with BowX). PJT previously had been hired to advise WeWork in connection with the proposed Business Combination, and will receive customary compensation in connection therewith. Except in respect of the PIPE investment, PJT did not provide any advice to BowX, including, but not limited to, regarding the valuation of WeWork or the terms of the business combination with WeWork. BowX and WeWork each signed agreements with PJT acknowledging PJT’s role as both financial advisor to WeWork in connection with the proposed Business Combination and as co-placement agent to BowX in connection with the PIPE Investment and waived any purported conflicts in connection with such dual roles. In addition, UBS or PJT and their affiliates may provide investment banking and other financial services to BowX, WeWork and their respective affiliates in the future, for which they would expect to receive customary compensation.

BowX is relying on the exemption under Section 4(a)(2) of the Securities Act for the issuance of the PIPE Shares to the PIPE Investors in the PIPE Investment. Pursuant to the Subscription Agreement, each PIPE Investor represented and warranted that it is either a “qualified institutional buyer” or an “accredited investor” as defined in the applicable SEC regulations.

Lock-Up Agreement

In connection with the Business Combination, the Sponsor, certain of BowX’s officers and certain of WeWork’s officers and stockholders entered into the Lock-Up Agreements pursuant to which they agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Lock-Up Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for the duration of the applicable Lock-Up Period.

The Merger Agreement contemplates that, as a condition and inducement to BowX’s willingness to enter into the Merger Agreement, simultaneously with the execution and delivery of the Merger Agreement, (i) the Specified Company Stockholders (as defined in the Merger Agreement) have each executed and delivered to BowX a Specified Company Stockholder Lock-Up Agreement (as defined in the Merger Agreement) pursuant to which the Specified Company Stockholders have agreed, among other things, not to sell, transfer, convey or assign any BowX Common Stock until after the one (1) year anniversary of the Closing Date and

(ii) Mr. Neumann has executed and delivered to BowX a Designated Stockholder Lock-Up Agreement (as defined in the Merger Agreement) pursuant to which Mr. Neumann has agreed, among other things, not to sell, transfer, convey or assign any BowX Common Stock until after then ninth (9) month anniversary of the Closing Date, in each case, subject to certain exceptions.

The Merger Agreement also contemplates that as a condition and inducement to WeWork’s willingness to enter into the Merger Agreement, simultaneously with the execution and delivery of the Stockholders Agreement, the Sponsor has executed and delivered to WeWork a Lock-Up Agreement, dated as of March 25, 2021, between the Sponsor and BowX, pursuant to which the Sponsor has agreed, among other things, not to sell, transfer, convey or assign any shares of Founders’ Common Stock (as defined therein) until after the one (1) year anniversary of the Closing Date (the “Sponsor Lock-Up Agreement”).

The Lock-Up Agreements shall automatically terminate upon the earlier to occur of the (i) the expiration of the applicable Lock-Up Period and (ii) the termination of the Merger Agreement.

Credit Support Letter Agreement

On March 25, 2021, WeWork Companies LLC, the SoftBank Obligor, and BowX entered into a Credit Support Letter Agreement, pursuant to which the SoftBank Obligor committed to consent to an extension of the termination date of the 2020 LC Facility from February 10, 2023, to no later than February 10, 2024, at WeWork Companies LLC’s option and subject to the terms and conditions set forth therein. Any extension of the termination date of the 2020 LC Facility will require the requisite consent of the lenders thereunder.

Commitment Letter for Secured Notes

Concurrently with the execution of the Merger Agreement, StarBright WW LP, an affiliate of SBG (the “Note Purchaser”) executed and delivered to BowX and WeWork Companies LLC a letter agreement (the “Commitment Letter”) regarding the SoftBank Senior Secured Notes. Pursuant to the Commitment Letter, WeWork Companies LLC, WW Co-Obligor Inc. and the Note Purchaser agreed to amend the terms of the senior secured note purchase agreement, to provide for up to $550 million of 7.50% senior secured notes to be issued by WeWork Companies LLC and purchased by the Note Purchaser (the “Amended Senior Secured Notes”). The Amended Senior Secured Notes will be documented in an Amended and Restated Note Purchase Agreement (the “A&R NPA”) by and among WeWork Companies LLC, WW Co-Obligor Inc. and the Note Purchaser. The parties will enter into the A&R NPA upon the earlier to occur of (a) the date of the Closing and (b) August 12, 2021. The Amended Senior Secured Notes will mature on the earlier to occur of: (a) 18 months from the date of the Closing; or (b) February 12, 2023.

Stockholders Agreement

The Merger Agreement contemplates that, at the Closing, New WeWork, the Sponsor, SBWW, SVFE and certain other holders of New WeWork Common Stock will enter into a Stockholders Agreement (the “Stockholders Agreement,” the form of which is attached to this proxy statement/prospectus as Annex G), pursuant to which, so long as such holders of New WeWork Common Stock continue to hold a specified amount of New WeWork Common Stock, then such holder will have the right to designate for nomination by the board of directors the number of candidates for election to the board of directors specified in the Stockholders Agreement and described below. The Stockholders Agreement also sets forth the parties’ understanding of the initial composition of New WeWork’s board, as follows:

•	The authorized number of directors on the board of directors of New WeWork will be nine;

•	Three directors will be designated by SBWW, who initially will be Michel Combes, Marcelo Claure and Véronique Laury, with Mr. Claure initially serving as executive chairman of the board;

•	One director will be designated by SVFE, who initially will be Kirthiga Reddy;

•	One director will be designated by Benchmark Capital Partners, who initially will be Bruce Dunlevie;

•	One director will be designated by Insight Partners, who initially shall be Deven Parekh;

•	One director will be designated by the Sponsor, who initially will be Vivek Ranadivé;

•	The Chief Executive Officer of New WeWork, who initially shall be Sandeep Mathrani; and

•	Jeff Sine.

With respect to designations by SBWW, the Stockholders Agreement further specifies that, while SBWW will have the right to designate three candidates for election to the board of directors for so long as SBWW and certain permitted transferees of SBWW hold 50% of the outstanding shares of New WeWork Common Stock held by SBWW as of the Closing, after such time, for so long as SBWW and certain permitted transferees of SBWW hold a number of shares representing at least the percentage of the combined outstanding shares of New WeWork Class A Common Stock and New WeWork Class C Common Stock as shown below, SBWW will have the right to designate for nomination by the board of directors a number of candidates for election to the board of directors that, if elected, would result in SBWW having nominated the number of directors serving on the board of directors shown below (such person being nominated, the “SBWW Nominee,” and such person being elected the “SBWW Director”):

•	If 25% or greater of New WeWork Class A and Class C Common Stock, three SBWW Directors;

•	If less than 25% but greater than or equal to 15% of New WeWork Class A and Class C Common Stock, two SBWW Directors;

•	If less than 15% but greater than or equal to 1% of New WeWork Class A and Class C Common Stock, one SBWW Director;

•	If less than 1% of New WeWork Class A and Class C Common Stock, zero SBWW Directors.

SBWW will also have the right to have a pro rata number of SBWW Nominees appointed to serve on each committee of the board of directors for so long as SBWW has the right to designate at least one director for election to the board of directors. For instance, if SBWW then has the right to nominate three persons to a board of directors of nine persons (i.e. 33%), and a committee of three persons is established, one committee member will be an SBWW Director.

With respect to designations by the Sponsor, SVFE, Insight Partners, and Benchmark Capital Partners (each a “Major Holder,” and together the “Major Holders”), each Major Holder will have the right to designate for nomination by the board of directors one candidate for election to the board of directors until such time as such Major Holder no longer holds at least 50% of the outstanding shares of New WeWork Class A Common Stock held by such Major Holder at the Closing. Notwithstanding the preceding sentence, if SVFE loses such designation right, for so long as SBWW and certain permitted transferees of SBWW hold a number of shares representing at least 1% of the outstanding New WeWork Class A and Class C Common Stock, effective immediately upon such loss, SBWW and certain permitted transferees of SBWW will have the right to designate for nomination by the board of directors an additional candidate in addition to the candidates described above.

The Stockholders Agreement also provides that, so long as SOF-X WW Holdings, L.P. and SOF-XI WW Holdings, L.P. (together, the “Starwood Investor,” for purposes of the Stockholders Agreement) continue to hold a specified amount of New WeWork Common Stock, then the Starwood Investor will have the right to designate a board observer.

For so long as New WeWork has a duly appointed and acting Chief Executive Officer as a named executive officer, New WeWork will take all actions necessary to include the Chief Executive Officer in the slate of nominees recommended by the board of directors for election at each applicable annual or special meeting of the stockholders at which directors are to be elected. See the section entitled “Director Election Proposal” for more details on the board composition contemplated therein.

The Stockholders Agreement also governs vacancies and removals of directors of the board of directors. Each Major Holder and SBWW has (i) the exclusive right to remove its respective director(s) from the board of directors, and (ii) the exclusive right to nominate for appointment or nomination by the board of directors candidates to fill vacancies created by reason of death, removal or resignation of the applicable SBWW Nominee or nominee of the Major Holder. Under certain circumstances, a committee consisting of all the directors (other than any directors designated by SBWW of SVFE) will be established to fill a vacancy, and the committee will fill the vacancy by majority vote. If Mr. Sine is no longer serving as a director by reason of death, removal, resignation or otherwise, the position will be filled by a replacement candidate approved and nominated by the Major Holders and SBWW based on a majority vote of shares of New WeWork Common Stock held by the Major Holders and SBWW; provided however, that if at such time the voting restrictions set forth in Article V, Part A, Section 7 of the Proposed Charter remain in effect, then the shares held by SBWW shall remain subject to such provision of the Proposed Charter (i.e. SBWW and SVFE, together, cannot exercise more than 49.90% of the voting power in such approval and nomination).

If upon any event or for any reason the directors designated by SBWW and SVFE would comprise more than half of the directors in office, then, immediately prior to such event or time, a sufficient number of SBWW designated directors then in office shall be deemed to have resigned from the board of directors such that the directors designated by SBWW and SVFE would not comprise more than half of the directors then in office.

Warrants

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees the First Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth anniversary of the Closing. Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock at an exercise price of $0.01 per share.

The First Warrant issued to SBWW is an inducement to obtain SBWW’s, and its affiliates’, support in effectuating the automatic conversion of WeWork Preferred Stock on a one-to-one basis to WeWork Common Stock. At the Exchange Ratio, the First Warrant will enable SBWW to purchase 39,115,176 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the First Warrant will have an estimated fair value of approximately $391.2 million. A copy of the form of First Warrant is attached as Exhibit 10.19 to this proxy statement/prospectus.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to the SoftBank Obligor or its designees the LC Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth anniversary of the date of issuance.

The LC Warrant issued to SoftBank Obligor as consideration for the SoftBank Obligor agreeing to continue to act as co-obligor under WeWork’s existing LC Facility for the extension period of one year. At the Exchange Ratio, the LC Warrant will enable SoftBank Obligor to purchase 11,917,938 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the LC Warrant will have an estimated fair value of approximately $119.2 million. The Company will record the estimated fair value of the LC Warrant as a deferred asset (guarantee premium), which will be amortized to interest expense over the amended term of the letter of credit facility, in a comparable fashion to a commitment or access fee paid to obtain a revolving credit arrangement. A copy of the form of LC Warrant is attached as Exhibit 10.20 to this proxy statement/prospectus.

FIRPTA Letter

On March 25, 2021, concurrently with the execution of the Merger Agreement, SBWW, SVFE, BowX and WeWork entered into a letter agreement related to WeWork’s potential current or future status as a USRPHC and related tax withholding matters in connection with the transactions contemplated by the Merger Agreement (the “FIRPTA Letter”). Specifically, SBWW is required to take certain specified actions to demonstrate qualification for an exemption from BowX’s obligation to deduct, withhold, and remit tax under FIRPTA with respect to the portion of the consideration that would otherwise be payable to SBWW pursuant to the Merger Agreement, in accordance with procedures described in the FIRPTA Letter.

If, notwithstanding SBWW’s obligations under the FIRPTA Letter to take those specified actions, an exemption is ultimately unavailable in accordance with the procedures described in the FIRPTA Letter, we may be required to sell a portion of SBWW’s New WeWork equity interests with an aggregate value of up to $25 million to satisfy our obligation to deduct, withhold, and pay over to the IRS tax with respect to the portion of the consideration that would otherwise be payable to SBWW pursuant to the Merger Agreement. SBWW would be required to deliver to BowX and WeWork any cash in excess of such $25 million that is required to satisfy such obligation. SBWW has agreed to indemnify WeWork, BowX, and certain other parties with respect to SBWW’s tax obligations under FIRPTA, if any, with respect to the Business Combination.

Under the FIRPTA Letter, SVFE has agreed to provide an IRS Form W-9 that is duly completed and validly executed by an appropriate officer to exempt any obligation of BowX to deduct, withhold and remit tax under FIRPTA. If SVFE fails to deliver such IRS Form W-9, as agreed, the above noted procedures would apply to SVFE in the same manner as they apply to SBWW for demonstrating an alternative qualification for an exemption to FIRPTA withholding. SVFE will indemnify BowX and WeWork with respect to its portion of relevant liabilities, if any were to arise.

Furthermore, under the FIRPTA Letter, New WeWork is required to provide certain ongoing reports to SBWW and SVFE regarding New WeWork’s status as a USRPHC at and after the Effective Time and to provide notice to SBWW and SVFE before withholding any taxes with respect to any payments to SBWW or SVFE.

Background to the Business Combination

BowX is a blank check company incorporated on May 19, 2020, under the laws of Delaware for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. The proposed Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team. The terms of the Merger Agreement were the result of extensive negotiations between BowX and WeWork (and their respective affiliates). The following is a brief description of the background of these negotiations.

On August 7, 2020, BowX consummated its initial public offering of 42,000,000 units at $10.00 per unit, and, on August 13, 2020, pursuant to the underwriters’ exercise of the full over-allotment option, BowX consummated the sale of an additional 6,300,000 units, at $10.00 per unit, in total, generating aggregate gross proceeds of $483,000,000. Simultaneously with the closing of each of the initial public offering and the underwriters’ exercise of the over-allotment option, BowX consummated the sale of an aggregate of 6,933,333 and 840,000 warrants, respectively, at a price of $1.50 per warrant in private placements to certain of its initial stockholders and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (the “BlackRock funds”), generating gross proceeds of approximately $11,660,000.

Since the completion of its initial public offering, BowX considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of BowX contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including financial advisors and companies in the data, media, logistics, education, entertainment, healthcare, transportation, sports, technology, financial services, consumer services and retail sectors. BowX considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial operational experience and network of BowX’s management team. See “— BowX’s Board of Directors Reasons for the Business Combination” for additional information. Representatives of BowX engaged in extensive due diligence and multiple detailed discussions directly with the senior executives and/or stockholders of several potential business combination opportunities as part of its overall business combination evaluation process. In the process that led to identifying WeWork as an attractive investment opportunity, BowX’s management team evaluated approximately 150 potential business combination targets, made contact with representatives of 125 potential combination targets to discuss the potential for a business combination transaction, and entered into non-disclosure agreements with 36 potential business combination targets.

Beginning on September 11, 2020, periodic meetings via teleconference were held among members of BowX’s management team (including Vivek Ranadive, Co-Chief Executive Officer of BowX and chairman of the BowX board of directors, and Murray Rode, Co-Chief Executive Officer and Chief Financial Officer of BowX), certain of BowX’s advisors, and those of BowX’s directors who were able to attend such calls on any given occasion, in order to discuss matters relating to BowX’s initial business combination. Initially, such meetings were intended to allow BowX management and certain of BowX’s advisors to provide updates regarding the status of the evaluation of, and outreach to, potential business combination targets. During those periodic meetings that were held from September 2020 through mid-March 2021 (when such periodic meetings were discontinued as a result of the announcement of the business combination with WeWork), BowX’s management and certain of BowX’s advisors provided updates regarding the status of the potential business combination transaction with WeWork, including with respect to the due diligence review being conducted by the BowX management team and BowX’s advisors, the negotiation of potential business combination terms and definitive transaction documents, the status of the PIPE investment, and other related matters.

On October 7, 2020, UBS Securities LLC (“UBS”), financial advisor to BowX, scheduled an introductory telephone conversation between the BowX management team and Mr. Neumann, the co-founder and former Chief Executive Officer of WeWork and a significant stockholder of WeWork, to discuss WeWork, other potential acquisitions and special purpose acquisition companies generally.

On November 18, 2020, representatives of UBS introduced the BowX management team to Sandeep Mathrani, the Chief Executive Officer of WeWork and Chandler Salisbury, VP, Investor Relations and Corporate Development at WeWork. On December 1, 2020, Mr. Mathrani and the BowX management team met in Menlo Park, California to have an introductory meeting to discuss the outlines of a potential transaction between BowX and WeWork and related timing and structuring considerations.

From December 1, 2020, through January 15, 2021, representatives of BowX and WeWork continued to discuss the terms of a potential business combination transaction between the parties. In connection with these discussions, on December 4, 2020, BowX executed a mutual non-disclosure agreement (the “Non-Disclosure Agreement”) with WeWork. See “—Related Agreements — Non-Disclosure Agreement” for additional information. After the Non-Disclosure Agreement was executed, WeWork began providing to BowX certain limited confidential information regarding WeWork and its subsidiaries and their collective business operations.

On December 7, 2020, representatives of BowX and WeWork had a telephone conversation to discuss presenting the potential business transaction to SBG, WeWork’s largest stockholder. On December 8, 2020, representatives of BowX held a telephone conversation with representatives of WeWork and SBG relating to the potential benefits of a business combination with BowX.

On December 22, 2020, representatives of BowX provided to representatives of WeWork a preliminary proposal that included an initial pro forma enterprise value for WeWork of $9.788 billion. The initial enterprise valuation with respect to the WeWork business included in this preliminary proposal reflected BowX management’s initial evaluation of the WeWork business based on the information that had been provided at that time.

On January 11, 2021, the board of directors of WeWork met via teleconference and were joined by representatives of PJT, acting as financial advisor to WeWork. At the meeting, Mr. Neumann and a representative of certain funds or other investment vehicles advised by an affiliate of JPMorgan Chase & Co. (which funds or investment vehicles are stockholders of WeWork) (“JPM”), were present in their capacities as board observers. Representatives of PJT discussed with the WeWork directors certain key considerations in evaluating strategic alternatives available to the company, including a de-SPAC transaction with a special purpose acquisition company, an initial public offering and potential debt or equity investments in WeWork. Following this discussion, the board of directors of WeWork supported continued exploration of potential strategic alternatives, including discussions with BowX and other potential special purpose acquisition company counterparties, and formed a committee, consisting of Mr. Combes, Mr. Dunlevie and Mr. Mathrani, to review the various alternatives to the BowX offer.

On January 15, 2021, representatives of BowX emailed to representatives of WeWork an initial non-binding letter of intent (addressed to Mr. Mathrani in his capacity as CEO of WeWork) in respect of a potential business combination. This initial draft of the non-binding letter of intent indicated that it was subject to further due diligence and included an initial enterprise value for WeWork of $10.105 billion and an equity value of $8.818 billion on a pre-transaction, debt-free, cash-free basis. The initial enterprise valuation with respect to the WeWork business included in this initial non-binding letter of intent reflected BowX management’s initial evaluation of the WeWork business based on the due diligence information that had been provided at that time. The initial draft of the non-binding letter of intent also contemplated a PIPE investment from mutually agreed upon equity financing sources at $10.00 per share of up to $700 million.

Over the course of the next few days, representatives of BowX and WeWork continued to discuss the terms of the non-binding letter of intent and BowX continued its diligence of WeWork. Following these discussions, on January 17, 2021, BowX emailed to WeWork a revised version of the non-binding letter of intent, which provided for the same valuation but contemplated a $500 million PIPE investment and an additional $500 million in either the PIPE investment or debt financing.

During the two weeks following the delivery of the revised version of the non-binding letter of intent, representatives of BowX held conversations with representatives of WeWork regarding the potential Business Combination. On January 18, 2021, BowX management, UBS and other outside consultants had a telephone conversation to discuss the timeline of the transaction and general process matters. In the same week, BowX management had conversations with BlackRock funds, holders of founder shares and private placement warrants, and certain private funds managed by Pacific Investment Management Company LLC (“PIMCO”), non-managing members of Sponsor, to provide updates on status of the potential business combination. On January 25, 2021, Mr. Ranadivé and Marcelo Claure, the Chief Executive Officer of SoftBank Group International, an affiliate of SBG, and the Executive Chairman of WeWork, had a telephone conversation to discuss the potential business combination. Between January 27, 2021, and January 31, 2021, BowX held telephone conversations with the Blackrock funds, PIMCO and Insight Partners, a potential PIPE investor, to discuss the potential business combination and their respective interest in a potential PIPE investment. On January 28, 2021, Mr. Ranadivé, Mr. Claure and Mr. Combes, the president of SoftBank Group International and a member of WeWork’s board of directors met to discuss the potential business combination, general process and timing matters, and potential deal terms. Mr. Claure and Mr. Combes attended this meeting in their capacities as officers of SBG. BowX management and representatives of WeWork also had several conversations relating to the terms of the non-binding letter of intent during this period.

During February and March 2021 BowX and WeWork engaged in a broad marketing process with potential PIPE investors Certain of the PIPE investors approached in the process and who ultimately participated in the PIPE are affiliated with BowX, the Sponsor, WeWork or their affiliates. Certain Potential PIPE investors, including Insight Partners, WH-STONEBRIDGE, LLC, Benhurst Investment Company LLC and certain Fidelity investment funds, which eventually invested in the PIPE, and other Potential PIPE investors which did not invest in the PIPE, received more detailed non-public information, material information about BowX, WeWork and the proposed business combination. Potential PIPE investors who received access to additional non-public information about BowX, WeWork or the proposed business combination were each required to execute a non-disclosure agreement and lockup agreement.

During February and March 2021, the members of the committee comprised of Mr. Combes, Mr. Dunlevie and Mr. Mathrani conferred on a periodic basis, including with members of WeWork management, with regard to financing and strategic alternatives, including the proposed business combination with BowX.

On February 1, 2021, the board of directors of WeWork met via teleconference and were joined by representatives of PJT and (as board observers) Mr. Neumann and a representative of JPM. Mr. Mathrani provided an overview on BowX’s revised non-binding letter of intent and a potential growth equity investment from another investor (“Investor A”). PJT provided an update on the process for engaging with BowX, potential growth equity investors and potential PIPE investors, and the participants discussed the updated BowX term sheet. The Board agreed that management should continue discussions with BowX and Investor A and approved entry into a term sheet with BowX that, among other things, granted exclusivity with respect to negotiations with other special purpose acquisition companies (which did not preclude continued discussions with Investor A).

On February 4, 2021, a special committee of the board of directors of WeWork comprised of Mr. Dunlevie and Mr. Frankfort (the “Special Committee”) met via teleconference and were joined by, among others, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to the Special Committee (“Wilson Sonsini”), and representatives of Perella Weinberg Partners, financial advisor to the Special Committee (“PWP”) . The Special Committee was formed in 2019 to evaluate transactions among SBG, Mr. Neumann and WeWork. The Special Committee discussed ongoing litigation between the Special Committee (on behalf of WeWork), SBG, SoftBank Vision Fund, Mr. Neumann and We Holdings, LLC (the “Litigation”), including with respect to how a potential settlement of the Litigation could facilitate a potential de-SPAC transaction, a private placement or other strategic alternatives.

Effective as of February 4, 2021, BowX and WeWork executed the agreed final version of the non-binding letter of intent (the “LOI”) reflecting the parties’ conversations over the prior weeks, which included a pre-transaction total enterprise value for WeWork of $9.8 billion, with no adjustment for WeWork’s cash or debt, subject to the approval of the WeWork board of directors (which was obtained the following day). The LOI contemplated total merger consideration of 851,300,000 newly issued shares of Class A common stock of BowX valued at $10.00 per share, implying a pre-transaction equity value for WeWork of $8.531 billion. The LOI further contemplated that BowX would adopt an incentive equity option pool as retention for key senior leadership and employees and a long-term incentive pool covering post-closing cash and equity incentive awards to eligible service providers. The LOI also contemplated that the closing of the proposed business combination would be conditioned on (i) SBG continuing to provide credit support under the 2020 LC Facility (which at the time was available to WeWork through 2023), (ii) continuance of SBG’s commitment to purchase WeWork’s 5% Unsecured Notes due 2025, (iii) the satisfaction of a condition in favor of WeWork that BowX hold assets at least equal to $1.0 billion in the aggregate at Closing, comprised of (x) cash and cash equivalents remaining in

BowX’s trust account (after satisfaction of redemption obligations to BowX’s public shareholders but before payment of transaction expenses) and (y) the proceeds of the PIPE investment, and (iv) other customary closing conditions (including receipt of required consents and approvals from relevant regulatory and/or government authorities for the proposed transaction and the receipt of requisite stockholder approvals). Pursuant to the LOI, it was anticipated that WeWork would have access to a minimum of $500 million from a mutually agreed upon PIPE investment and an additional $500 million in either a PIPE investment or debt financing. The LOI also contemplated the execution of customary lock-up agreements for a period of one year for certain large stockholders of WeWork, including SBG, and a six-month lock-up agreement for other significant stockholders of WeWork.

The LOI also included mutual exclusivity provisions. Subject to certain exceptions (including the ability to continue discussions with Investor A so long as a term sheet in respect of a transaction with Investor A was not entered into), WeWork agreed not to discuss, negotiate or accept any proposals regarding the sale or other disposition of a material amount of equity securities or a sale of material assets of WeWork with any party for an exclusivity period of 30 business days after the date of the LOI, subject to an automatic extension for an additional 10 business day period if the parties were working in good faith to finalize definitive transaction documents at the end of the original exclusivity period. BowX agreed not to enter into any negotiations regarding a potential initial business combination with any party for a period of 21 calendar days commencing on the date of the LOI, except where such negotiations were ongoing as of the date of the LOI. BowX also agreed that when it obtained indications of interest from PIPE investors for at least $250 million, with $100 million of such amount being committed by a single investor, BowX would cease all discussions regarding a potential initial business combination other than with WeWork until the end of the exclusivity period.

On February 5, 2021, the board of directors of WeWork met via teleconference and were joined by representatives of PJT and (as a board observer) JPM to discuss the updated LOI. Following discussion regarding the comparative benefits and drawbacks of a private placement investment by Investor A and a potential de-SPAC transaction with BowX, including that BowX was not willing to continue discussions with WeWork unless WeWork entered into an LOI that included a short-term grant of exclusivity to BowX, the board approved the LOI.

Also on February 5, 2021, the Special Committee met via teleconference and were joined by, among others, representatives of Wilson Sonsini and PWP to discuss the updated LOI and the Litigation, including with respect to how a potential settlement of the Litigation could facilitate a potential de-SPAC transaction or other strategic alternatives.

On February 8, 2021, the Special Committee met via teleconference and were joined by, among others, Wilson Sonsini and PWP to discuss the Litigation, including with respect to how a potential settlement of the Litigation could facilitate a potential de-SPAC transaction or other strategic alternatives. During this meeting, the importance to WeWork’s stockholders of gaining access to the public markets via a de-SPAC or other strategic transaction was noted.

On February 9, 2021, the Special Committee met via teleconference and were joined by representatives of, among others, Wilson Sonsini and PWP to further discuss the Litigation, including with respect to how a potential settlement of the Litigation could facilitate a potential de-SPAC transaction. During this meeting, the value of a liquidity opportunity to WeWork’s stockholders and of a commitment from SBG to support a potential de-SPAC transaction or another liquidity opportunity for WeWork stockholders was noted.

On February 12, 2021, following the execution of the LOI, BowX executed an agreement with PJT related to its engagement as co-placement agent to solicit potential PIPE investors alongside UBS given PJT’s knowledge of WeWork, which agreement acknowledged PJT’s existing role as financial advisor to WeWork in connection with the proposed business combination and waived any conflicts relating to such role. In addition, on February 10, 2021, WeWork signed a conflict waiver and consent agreement with PJT acknowledging PJT’s role as financial advisor to WeWork in connection with the business combination and co-placement agent for BowX in connection with the PIPE investment and waiving any conflicts in connection with PJT acting in such dual roles, as contemplated therein.

On February 14, 2021, the Special Committee met via teleconference and were joined by, among others, Wilson Sonsini and PWP to further discuss the matters that were discussed at the February 9, 2021, meeting.

On February 15, 2021, the investor presentation to be used in connection with the PIPE investment was first uploaded to the virtual data room for prospective PIPE investors.

From February 16, 2021, to March 16, 2021, representatives of UBS and representatives of PJT began contacting a limited number of potential PIPE investors, each of whom agreed to maintain the confidentiality of the information received and not to trade in BowX stock, to discuss WeWork, the proposed business combination and the PIPE investment and to determine such investors’ potential interest in participating in the PIPE investment.

On February 17, 2021, representatives of Cooley emailed to representatives of Skadden an initial draft of the form of Subscription Agreement, based on the terms of the LOI, as updated by subsequent discussions, pursuant to which the PIPE investor would agree to purchase shares of BowX Common Stock at a price of $10.00 per share, and each such purchase would be consummated substantially concurrently with the closing of the Merger, subject to the terms and conditions set forth therein.

On February 18, 2021, the Special Committee met twice via teleconference and were joined by, among others, representatives of Wilson Sonsini and PWP to discuss the Litigation, including a term sheet describing proposed settlement terms that was submitted on behalf of SBG. Potential liquidity opportunities for WeWork’s stockholders were also discussed.

On February 22, 2021, representatives of Cooley and UBS were provided with access to a virtual data room containing information relating to WeWork and representatives of Cooley began conducting legal due diligence review of certain of the materials contained therein, including information and documents relating to the legal organizational structure of WeWork, third-party arrangements with members and suppliers, intellectual property owned or used by WeWork, real property, leases, employee compensation and benefits, labor and employment matters, environmental matters and other litigation, regulatory and compliance matters.

During the following four weeks, BowX, representatives of Cooley, KPMG US LLP, tax and financial accounting advisor to BowX (“KPMG”), and UBS, on behalf of BowX, and representatives of Skadden and WeWork management, as applicable, on behalf of WeWork, had additional conversations and email exchanges regarding follow-up questions and requests arising from matters discussed on various due diligence calls and other matters arising over the course of Cooley’s, KPMG’s and UBS’ respective review of WeWork’s written responses to their initial and supplemental due diligence requests and of the other due diligence materials provided in the virtual data room or via email.

On February 23, 2021, following additional discussion between the parties, representatives of Skadden emailed to representatives of Cooley a revised draft of the form of Subscription Agreement, which was subsequently forwarded to representatives of Paul Hastings LLP (“Paul Hastings”), who had been engaged to represent UBS and PJT, in their capacity as placement agents for the PIPE investment. The parties continued to negotiate the terms of the Subscription Agreements over the course of the following two weeks, exchanging multiple drafts thereof. The principal terms being negotiated during such time related to, among other things, the conditions to the PIPE investors’ obligations to consummate the transactions contemplated by the Subscription Agreements.

On February 24, 2021, the Special Committee met via teleconference and were joined by representatives of, among others, Wilson Sonsini to discuss the potential transaction with BowX. The Litigation was also discussed, including with respect to how a potential settlement of the Litigation could facilitate a potential de-SPAC transaction. The Special Committee approved the entry into a settlement agreement to resolve the Litigation (the “Settlement Agreement”). See “Related Party Transactions – WeWork” for additional information.

Also on February 24, 2021, the board of directors of WeWork met via teleconference with representatives of Skadden. Mr. Mathrani provided an update regarding the process of the potential transaction with BowX and related meetings with potential PIPE investors. The board of directors of WeWork also discussed the Litigation and the Settlement Agreement, and approved the elements of the Settlement Agreement that, as a matter of Delaware law, WeWork’s certificate of incorporation or WeWork’s contractual arrangements or policies, required action by the board of directors of WeWork or a committee thereof (other than the Special Committee).

On February 26, 2021, BowX and WeWork agreed to extend the exclusivity period under the LOI to March 18, 2021 given that negotiations were ongoing.

On March 3, 2021, representatives of Cooley and Skadden held a telephone conference call to discuss certain process matters regarding the preparation of definitive transaction documents, legal due diligence, the PIPE investment and related work streams.

On March 9, 2021, representatives of Cooley emailed to representatives of Skadden an initial draft of the Merger Agreement based on the terms of the LOI, as updated by subsequent discussions and diligence. The terms of the Merger Agreement, including with respect to transaction structure, mechanics relating to the treatment in the Merger of certain of WeWork’s outstanding securities (such as WeWork’s preferred stock, warrants, convertible notes and other equity-linked securities), restrictions on the conduct of WeWork’s business between signing and closing, obligations of the parties with respect to delivery of required approvals and preparation and submission of required filings, certain conditions to closing and termination rights of the parties, and certain other terms and conditions, the details of which were not fully addressed in the LOI, were the subject of additional extensive negotiation by the parties over the course of the next two weeks and reflected in revised drafts of the Merger Agreement exchanged during that period between Cooley and Skadden on behalf of their respective clients.

On March 9, 2021, the Special Committee met via teleconference and were joined by representatives of, among others, Skadden and Wilson Sonsini to discuss the status of the potential transaction with BowX. Also discussed was the status of the tender offer to be commenced by SBWW to purchase shares of WeWork Capital Stock from WeWork Stockholders, which tender offer was provided for in the Settlement Agreement.

On March 10, 2021, the board of directors of WeWork approved by written consent (i) the formation of a liquidity committee, consisting of Mr. Dunlevie, Mr. Sine and Mr. Frankfort, in accordance with the Settlement Agreement (the role of such committee to become operative in the event that the proposed business combination with BowX does not occur within a certain period of time) and (ii) the expansion of the mandate of the Special Committee to enable the Special Committee to review, evaluate and negotiate certain potential transactions by WeWork involving SBG and/or SVFE, including potential modifications to WeWork’s existing debt financing arrangements involving SBG, and any terms of a de-SPAC transaction to the extent that such terms would apply to or benefit SBG or SVFE in a manner that is different from other stockholders of WeWork.

On March 10, 2021, based on various prior ongoing discussions, it was tentatively agreed between the parties to adjust the enterprise value for WeWork in the transaction to $8.966 billion (implying an equity valuation of $7.927 billion, or 6,553,000,000 shares of BowX Common Stock being issued at Closing assuming a value of $10 per share), subject to several ongoing discussions between the parties and the PIPE investors within the next several days.

Also on March 10, 2021, SBWW commenced the tender offer contemplated by the Settlement Agreement. For additional information regarding the tender offer, see the section entitled “Certain Relationships and Related Person Transactions – WeWork – SoftBank Transactions – Tender Offer and Settlement Agreement.”

On March 12, 2021, representatives of Cooley emailed to representatives of Skadden a list of questions to discuss on one or more diligence calls to be scheduled. The topics included general corporate, compliance, material contracts, employee and employment matters, benefits and compensation, intellectual property and information technology, real estate, regulatory, privacy/data security, and impacts of COVID-19.

On March 12, 2021, the Special Committee met via teleconference and were joined by representatives of Wilson Sonsini, Mr. Mathrani, Mr. DeMatteis, Jane Wang, Vice President, Legal, and Global Head of Compensation & Governance, and Michael Lim, Senior Director, Corporate Development, to discuss the potential transaction with BowX, including that certain PIPE investors and BowX had requested that (i) the

SoftBank Obligor extend the letter of credit facility, (ii) the SoftBank Obligor convert the existing senior secured credit facility with WeWork into a revolving credit facility and (iii) all shares of preferred stock of WeWork would convert, at a premium, into shares of common stock in the potential transaction. See “—Related Agreements” for additional information.

On March 13, 2021, Mr. Rode and Mr. Combes had a telephone call to discuss terms of the proposed business combination and potential changes in how BowX Class B Common Stock should be treated. Separately, Mr. Mathrani also discussed with representatives of SBG the terms on which SBG would be willing to extend the letter of credit facility and otherwise support the potential business combination.

On March 14, 2021, Mr. Rode and Mr. Mathrani held several telephone calls to discuss certain terms of the proposed business combination. During these conversations, Mr. Rode and Mr. Mathrani agreed to a number of terms of the potential business combination, including (i) certain holders of founder shares being required to forfeit 3 million shares of BowX Class B Common Stock, (ii) certain changes to the existing vesting schedule of WeWork equity awards, (iii) SBG being required to extend its credit support for WeWork, (iv) SBG being required to convert its shares of WeWork Preferred Stock into WeWork Common Stock in connection with the Merger, and (v) a revised minimum cash condition of $800 million. On March 15, 2021, the PIPE investor data room was updated to reflect these terms and the revised enterprise value of WeWork for the proposed business combination.

On March 15, 2021, representatives of Cooley held a corporate, litigation, regulatory and compliance due diligence call with representatives of Skadden and members of WeWork’s management team, covering Cooley’s initial due diligence questions relating to such topics and requests after an initial review of the materials provided in the data room.

On March 15, 2021, the board of directors of WeWork met via teleconference and were joined by representatives of PJT, acting as financial adviser to WeWork, and (as a board observer) JPM. PJT provided an update on the terms of the potential transaction with BowX, timeline and summary of the PIPE process.

Also on March 15, 2021, representatives of Morrison & Foerster LLP, counsel to SBG (“Morrison & Foerster”), sent on behalf of SBG to representatives of Wilson Sonsini a proposal with respect to elements of the potential transaction with BowX, necessary for SBG to support the transaction, including (i) terms requested by SBG in exchange for agreeing to consent to extending the termination date of the 2020 LC Facility and modifying the terms of the senior secured credit facility and (ii) a request that SBG receive warrants in exchange for modifying the debt facility and converting its preferred stock into common stock in the potential transaction. Any extension of the termination date of the 2020 LC Facility will require the requisite consent of the lenders thereunder.

Also on March 15, 2021, the Special Committee met via teleconference and were joined by representatives of Wilson Sonsini and PWP to discuss an update on the terms of the potential transaction with BowX, including SBG’s proposal received earlier that day. Later in the day on March 15, 2021, the Special Committee met again via teleconference and were joined by representatives of Wilson Sonsini and PWP, Mr. Claure and Mr. Combes (in their capacity as officers of SBG) to further discuss these matters. In the days following this meeting, the members of the Special Committee and representatives of SBG spoke on several occasions to further discuss and negotiate these matters.

Throughout the week of March 15, 2021, after a draft form of Subscription Agreement had been provided to the prospective PIPE investors, representatives of Cooley, Skadden and Paul Hastings, on behalf of their respective clients, further negotiated the terms of the forms of Subscription Agreements, including with respect to certain conditions to closing and the registration rights set forth in the form, among other terms and conditions, with potential PIPE investors by their respective advisors. The principal terms negotiated during such time related to, among other things, (i) which representations BowX would be required to make to the PIPE investor pursuant to the Subscription Agreements and (ii) whether and under what conditions the PIPE investor would not be required to consummate the transactions contemplated by the Subscription Agreements.

On March 16, 2021, representatives of Cooley held a real estate and material contracts due diligence call with representatives of Skadden and members of WeWork’s management team, covering Cooley’s initial due diligence questions relating to such topics and requests after a review of the materials provided in the data room.

On March 16, 2021, representatives of Skadden emailed to representatives of Cooley a revised version of the Merger Agreement, which, among other things, included certain changes with respect to the covenants relating to WeWork’s operation of the business between signing and closing and, based on comments provided by SBG, changed the post-closing board of directors to a non-staggered board of directors, with SBWW appointing three directors and SVFE appointing one director, and provided for a stockholders’ agreement between the post-closing public company and certain key stockholders.

Also on March 16, 2021, representatives of Morrison & Foerster, on behalf of SBG, sent to representatives of Wilson Sonsini clarifying requests and terms related to the March 15, 2021, proposal regarding the debt facilities and warrants.

On March 17, 2021, representatives of Cooley held a labor, employment, compensation and benefits due diligence call with representatives of Skadden and members of WeWork’s management team covering Cooley’s initial due diligence questions relating to such topics and requests after a review of the materials provided in the data room.

Also on March 17, 2021, the Special Committee met via teleconference and were joined by representatives of Wilson Sonsini and PWP to discuss updates on the terms of the potential transaction with BowX and considerations related to the related proposal from SBG.

On March 18, 2021, the Special Committee met via teleconference and were joined by representatives of Wilson Sonsini and PWP to discuss the terms of the potential transaction with BowX and considerations related to the related proposal from SBG. The Special Committee determined to make a counterproposal to SBG, which counterproposal was discussed with representatives of SBG later in the day. After that discussion, the parties concluded their negotiations.

On March 19, 2021, representatives of Cooley held an intellectual property and privacy due diligence call with representatives of Skadden and members of WeWork’s management team, covering Cooley’s initial due diligence questions relating to such topics and requests after a review of the materials provided in the data room. The same day, representatives of KPMG, held a financial due diligence call with representatives of Skadden, members of WeWork’s management team and Ernst & Young LLP Independent Registered Public Accounting Firm to WeWork (“EY”).

On March 19, 2021, representatives of Skadden emailed to representatives of Cooley a draft of WeWork’s disclosure letter to the Merger Agreement and drafts of the Incentive Equity Plan Terms and the Employee Stock Purchase Plan Terms. The parties exchanged multiple drafts of WeWork’s disclosure letter and the Incentive Equity Plan Terms and the Employee Stock Purchase Plan Terms prior to the execution of the Merger Agreement on March 25, 2021, to which the agreed forms of the Incentive Equity Plan Terms and the Employee Stock Purchase Plan Terms were attached as exhibits.

On March 20, 2021, representatives of Cooley and Skadden held a meeting via teleconference to discuss the terms of the Merger Agreement as reflected in the most recent draft (which had been circulated by Cooley on March 19) and the stockholder support agreement process.

On March 21, 2021, representatives of Cooley and Skadden held a similar meeting to discuss the terms of the Subscription Agreements and certain other matters relating to the PIPE investment. Later that day, representatives of Skadden emailed to representatives of Cooley and representatives of certain anchor PIPE investors an initial draft of a form of Subscription Agreement to be entered into by such anchor PIPE investors, distinct from the other form of Subscription Agreement which was to be entered into by non-anchor PIPE investors. The form of Subscription Agreement entered into by the anchor PIPE investors was identical to the form of Subscription Agreement for the non-anchor PIPE investors, except that (i) the form of Subscription Agreement for the anchor PIPE investors contemplated that the anchor PIPE investors would enter into the Registration Rights Agreement and be granted registration rights thereunder rather than pursuant to the Subscription Agreement and (ii) the form of Subscription Agreement for the anchor PIPE investors included additional closing conditions concerning amendment, waiver or modification to the Subscription Agreement for any other anchor PIPE Investors or the Merger Agreement, subject to certain exceptions, and concerning the composition of the other investors in the PIPE investment. Throughout the week of March 22, 2021, the terms of the forms of Subscription Agreements, including with respect to certain conditions to closing and certain representations being made by BowX, among other terms and conditions, were further negotiated between representatives of Cooley, Skadden and Paul Hastings, on behalf of their respective clients, and on behalf of the PIPE investor by their respective advisors, and multiple drafts of the Subscription Agreements were exchange prior to the execution of the agreed forms of the Subscription Agreements by the parties thereto on March 25, 2021. See “— Related Agreements — PIPE Subscription Agreements” for additional information.

On March 21, 2021, representatives of Skadden emailed to representatives of Cooley a draft of the Stockholder Support Agreement for certain WeWork stockholders pursuant to which such stockholders would agree, among other things, to execute and deliver following the effectiveness of this registration statement a written consent adopting the Merger Agreement and related agreements and approving the business combination. The parties continued to negotiate the terms of the Stockholder Support Agreement (including as a result of comments by SBG and other relevant stockholders entering into such agreements), exchanging multiple drafts before agreed final versions of the Stockholder Support Agreement with the applicable stockholders were executed by the respective parties thereto on March 25, 2021. See “— Related Agreements — Stockholder Support Agreement” for additional information.

On March 21, 2021, representatives of KPMG, held sales and pipeline and financial due diligence calls with representatives of Skadden, members of WeWork’s management team and EY.

On March 22, 2021, representatives of Cooley and Skadden exchanged further revised drafts of a number of the definitive transaction documents reflecting the parties latest discussions and the initial draft of the FIRPTA Letter. Representatives of Cooley emailed to representatives of Skadden an initial draft form of Registration Rights Agreement based on terms of the LOI, as updated by subsequent discussions, pursuant to which, among other things, BowX would agree to register for resale, certain equity securities of WeWork that are held by the parties thereto from time to time, the terms of which the parties continued to negotiate over the course of the following week, exchanging multiple drafts thereof. The primary terms being discussed at such time related to, among other things, which of the continuing WeWork stockholders would be parties to the Registration Rights Agreement, the size requirements and other conditions of the demand rights thereunder and the determination of any cutbacks for parties entitled to registration rights thereunder. During this time, multiple drafts of the Registration Rights Agreement and the FIRPTA Letter were exchanged prior to the execution of the Business Combination Agreement on March 25, 2021, to which the agreed form of Registration Rights Agreement was attached as an exhibit. See “— Related Agreements — Registration Rights Agreement” and “— Related Agreements — FIRPTA Letter” for additional information.

In addition, representatives of Cooley emailed to representatives of Skadden an initial draft form of lockup agreement based on the terms of the LOI, as updated by subsequent discussions, the terms of which the parties continued to negotiate over the course of the following week, exchanging multiple drafts thereof, including as a result of comments by SBG and certain other parties executing lockup agreements, prior to the execution of the lockup agreements on March 25, 2021. The primary terms being discussed at such time related to, among other things, which of the continuing WeWork stockholders and members of management of WeWork and BowX would be required to enter into a lockup agreement, the duration of lockup period for each signatory and certain exceptions to the lockup restrictions. See “— Related Agreements — Lock-Up Agreement” for additional information.

Finally, representatives of Skadden emailed to representatives of Cooley a revised version of the Merger Agreement, which reflected certain changes to the transaction structure and mechanics agreed between the parties, and the issuance by BowX to SBWW and/or its designees of certain warrants at Closing, including in connection with the credit support to be provided by the SoftBank Obligor.

Also on March 22, 2021, representatives of KPMG held non-US tax, IT and sales and pipeline due diligence calls with representatives of Skadden, members of WeWork’s management team and EY.

In addition, on March 22, 2021, representatives of Cooley held a due diligence call with representatives of Skadden, members of WeWork’s legal team, and WeWork’s other outside counsel to discuss the status of various WeWork litigation and regulatory matters.

During the evening of March 22, 2021, BowX’s board of directors held a regularly scheduled meeting via teleconference, at which representatives of Cooley and representatives of UBS were present. At this meeting, representatives of UBS delivered a presentation summarizing the financial aspects of the potential business combination, including the PIPE investment and the expected pro forma capitalization of the combined company following the Closing. Representatives of Cooley provided an update regarding the negotiation of the terms of the definitive transaction documents, including based on the drafts of the various agreements that had been exchanged between Cooley and Skadden earlier that day, and Mr. Rode gave a general overview on process and transaction timing.

In the morning on March 23, 2021, WeWork’s board of directors met via teleconference with representatives of PJT and Skadden. At this meeting, representatives of PJT, acting as financial adviser to WeWork, delivered a presentation which included the enterprise value implied by the transaction and expected PIPE proceeds, and summarized certain transaction terms, including the forfeiture of founder shares, commitments from certain BowX shareholders not to redeem their shares, as well as the conversion of existing preferred shares to common stock and warrants to be issued by the combined company to SBG at the closing of the transaction and in the future if the combined company determined to request the consent of the required lenders to an extension of the termination date of the 2020 LC Facility with credit support from the SoftBank Obligor. The representatives of PJT also discussed the pro forma ownership and valuation of the combined company, as well as key next steps. Representatives of Skadden provided a summary of the legal terms of the transaction, including the transaction structure, the conversion of WeWork’s securities into BowX securities, the closing conditions and termination rights, the parties’ “no shop” obligations and obligations to obtain shareholder approval, and D&O insurance. The Skadden representatives also highlighted governance matters, including the combined company’s board composition, and summarized the terms of the SoftBank Obligor’s commitment to consent to an extension of WeWork’s letter of credit facility and the amendment of WeWork’s senior secured notes facility and the warrants to be issued to SBWW and/or its designees. Representatives of WeWork management also described WeWork’s stockholder approval process, noting that management had reached out to all shareholders who have a designated Board member as well as certain other large investors previously discussed with the Securities and Exchange Commission.

On March 23, 2021, representatives of Cooley provided BowX’s management with a draft of a due diligence report that provided a summary of the findings of Cooley’s legal due diligence review of WeWork and its business operations, including based upon Cooley’s review of the certain materials and information provided by representatives of WeWork in the virtual data room or pursuant to email and telephone communications prior to such date, including in response to a series of supplemental legal due diligence request lists which were sent by representatives of Cooley to representatives of Skadden. Such findings were discussed throughout the diligence process.

On March 24, 2021, representatives of KPMG held financial and public company readiness due diligence calls with representatives of Skadden, members of WeWork’s management team and EY.

Also on March 24, 2021, representatives of Cooley emailed to representatives of Skadden an initial draft of a Sponsor Support Agreement, to be entered into by WeWork, BowX, the Sponsor and each of BowX’s directors, pursuant to which, among other things, the Sponsor and the members of the BowX board of directors would agree to vote in favor of the Merger Agreement and the transactions contemplated thereby and waive their respective redemption rights in connection with the consummation of the business combination with respect to any shares held by them. The parties exchanged one revised draft before an agreed final version of the Sponsor Support Agreement was executed by the parties thereto on March 25, 2021. See “— Related Agreements — Sponsor Support Agreement” for additional information.

In addition, March 24, 2021, representatives of Skadden emailed to representatives of Cooley initial drafts of the Proposed Certificate of Incorporation, Proposed Bylaws, and Stockholders Agreement for the combined company (reflecting comments from SBG) to be adopted by BowX in connection with the consummation of the business combination, the terms of which the parties continued to negotiate (including as result of comments from SBG), exchanging multiple drafts prior to the execution of the Merger Agreement on March 25, 2021, to which the agreed forms of the Proposed Certificate of Incorporation, Proposed Bylaws and Stockholders Agreement were attached as exhibits. See “Organizational Documents Proposals” for additional information.

On March 24, 2021, the Special Committee met via teleconference and were joined by representatives of Wilson Sonsini, PWP and Skadden to discuss the terms of the potential transaction with BowX, and the final terms of (i) extending the letter of credit facility, (ii) modifying the terms of the senior secured credit facility and (iii) converting SBG’s preferred stock into common stock in the potential transaction. The participants also discussed the fiduciary duties of the directors on the Special Committee, the terms of the potential transaction that were unique to SBG and SVFE relative to other WeWork stockholders, WeWork’s prior discussions with multiple other special purpose acquisition companies and the funding alternatives for WeWork prior to entering into the proposed transaction. Following additional discussion on these and related matters, the Special Committee unanimously recommended that WeWork’s board of directors approve the Merger Agreement with BowX (including the terms that expressly apply to or benefit SBG or SVFE) and related agreements with SBG and SVFE.

During the evening of March 24, 2021, BowX’s board of directors held a meeting via teleconference and representatives of Cooley and representatives of UBS joined the meeting. At the meeting, Cooley gave a presentation to the BowX board of directors on the directors’ fiduciary duties under Delaware law and the terms of the proposed business combination. UBS gave an updated financial analysis presentation to the BowX board of directors and provided updates regarding composition of the PIPE investors. BowX’s board of directors, with the assistance of Cooley and BowX’s management, discussed and reviewed the proposed business combination, including WeWork as the proposed business combination target, the terms and conditions of the Merger Agreement, including the transaction structure, the treatment of WeWork’s securities, the closing conditions and termination rights, the parties’ “no shop” obligations and obligations to obtain shareholder approval, and the key ancillary agreements (copies of which were provided to all of the members of the BowX board of directors in advance of the meeting). BowX’s board of directors also discussed the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. See “— BowX’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors considered by BowX’s board of directors in approving the Business Combination. Following additional discussion on these and related matters, BowX’s board of directors unanimously approved the Merger Agreement and related agreements and the transactions contemplated thereby and recommended the approval and adoption of the Merger Agreement by BowX’s stockholders. The BowX board of directors directed the BowX management team and BowX’s advisors to finalize and execute the terms of the transaction documents and keep members of the board apprised of any material developments or changes.

Following the meeting of the BowX board of directors, the parties worked to finalize the transaction documents (or forms thereof) with respect to the proposed business combination based on the terms agreed upon by the parties and approved by their respective boards of directors. During this time, BowX management provided periodic updates on the status of certain matters relating to the finalization of the transaction documents to members of the BowX board of directors.

On March 25, 2021, WeWork’s board of directors held a meeting via teleconference and were joined by representatives of Skadden. Skadden provided updates on the terms of the proposed business combination, the terms and conditions of the Merger Agreement as well as the key ancillary agreements (copies of which were provided to all of the members of the WeWork board of directors in advance of the meeting). Following additional discussion on these and related matters, WeWork’s board of directors unanimously approved the Merger Agreement and related agreements and the transactions contemplated thereby and recommended the approval and adoption of the Merger Agreement by WeWork’s stockholders, with the terms of such agreements and transactions that expressly apply to or benefit SBG or SVFE in a manner that is different from other stockholders of the Company and agreements with SBG and SVFE being unanimously approved by WeWork’s board of directors acting solely through its applicable disinterested members.

After various discussions between representatives of KPMG and the BowX management team regarding diligence findings, on March 25, 2021, representatives of KPMG delivered to BowX management copies of KMPG’s final reports summarizing the findings of KPMG’s tax and financial due diligence reviews of WeWork and its business operations.

On the night of March 25, 2021, BowX, WeWork, and Merger Sub executed the Merger Agreement. Concurrent with the execution of the Merger Agreement, BowX also entered into the Stockholder Support Agreement, Sponsor Support Agreement and the Subscription Agreements, in each case, with the applicable other parties thereto. See “— Related Agreements” for additional information.

On the morning of March 26, 2021, BowX and WeWork issued a joint press release announcing the execution of the Merger Agreement, which it filed later that morning with a Current Report on Form 8-K along with an investor presentation prepared by members of BowX’s and WeWork’s management teams and used in connection with meetings with existing BowX shareholders and other persons regarding WeWork and the Business Combination.

BowX’s Board of Directors’ Reasons for the Business Combination

On March 24, 2021, the BowX board of directors (i) approved the Merger Agreement and the transactions contemplated thereby, (ii) determined that the Business Combination is fair to, advisable, and in the best interest of BowX and its shareholders, and (iii) recommended that the stockholders of BowX approve the Merger Agreement and the Transaction Proposals. In evaluating the Business Combination and making these determinations and this recommendation, the BowX board of directors consulted with BowX’s senior management, BowX’s legal counsel and its financial and other advisors and considered a number of factors.

The BowX board of directors and management also considered the general criteria and guidelines that BowX believed would be important in evaluating prospective target businesses as described in the prospectus for BowX’s initial public offering. The BowX board of directors also considered that BowX could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, identified the following general criteria and guidelines that it believed were important in evaluating prospective target businesses. BowX used these criteria and guidelines in evaluating initial business combination opportunities.

•	The WeWork Business. The following factors related to WeWork and its business and operations:

•	Large and Growing Addressable Market. WeWork has an opportunity to grow flexible workspace market share in the multi-trillion-dollar commercial real estate market. As we believe the fallout from the COVID-19 pandemic continues to accelerate the shift away from traditional office space, information reviewed by the BowX board of directors suggested that flexible workspaces could potentially represent up to 22.2% of the U.S. office real-estate market by 2030, positioning WeWork for substantial revenue growth, even assuming WeWork’s market share of the flexible workspace market share remains constant. WeWork also plans to continue to diversify across geographies, while maintaining a strong presence in the United States.

•

Size. BowX intended to focus on target businesses whose enterprise value was between $1 billion and $3 billion; the BowX management team believed businesses of this size have the right mix of market positioning and potential to scale and grow, while also having profitability potential.

•	Visible revenue. BowX intended to seek businesses with models that deliver highly recurring, contracted revenue.

•	Strong competitive position: BowX intended to seek businesses with a first mover advantage or a sizable market share in their segment and the opportunity to achieve market leadership.

•	Proprietary technology platform. BowX intended to identify businesses with defensible proprietary technology and intellectual property rights, which create a competitive moat.

•

Visionary management team. BowX intended to seek to partner with teams who share its vision for the future and are able to execute on the market themes; given that BowX intended to devote significant resources toward reaching alignment with a target’s management team and stakeholders, BowX intended to seek businesses with proven and accomplished management teams that are eager to march forward together with, and benefit from, the BowX management team’s expertise.

•

Scaled, high-growth asset with path to profitability. BowX intended to seek targets that have achieved scale and are on a predictable growth trajectory. Additionally, BowX intended to seek businesses that are profitable, or have a clear path to profitability, and the ability to grow that profitability over time.

•	Public readiness: BowX intended to work with management and stakeholders who aspire to have their business become a public entity and generate substantial growth.

•

Appropriate valuation. The BowX management team has a background of rigorous due diligence and disciplined, and valuation-centric investing, with a deep understanding of market value. BowX expected to complete a business combination that results in a strong risk-adjusted return profile with substantial upside potential while limiting downside risks.

•

M&A platform. BowX aimed to further increase value by pursuing M&A opportunities. The BowX management team has significant experience in acquiring target businesses as Mr. Ranadivé and Mr. Rode successfully consummated approximately 30 acquisitions while running TIBCO.

In considering the Business Combination, the BowX board of directors determined that the Business Combination met all the criteria and guidelines above, although not weighted or in any order of significance, except that (i) WeWork’s pre-transaction enterprise value was higher than the $1-3 billion target originally indicated in BowX’s prospectus and (ii) WeWork does not have a considerable amount of proprietary technology. In light of the other criteria being met and the factors described below, the BowX board of directors determined the Business Combination was an attractive business opportunity.

The BowX board of directors’ evaluation relating to the merits of the Business Combination were based, to the extent relevant, on the general criteria and guidelines above as well as other considerations, factors, criteria and guidelines that our management team deemed relevant. In light of the complexity of those factors, BowX’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of BowX’s board of directors may have given different weight to different factors.

In particular, the BowX board of directors considered the following factors:

•	The WeWork Business. The following factors related to WeWork and its business and operations:

•

Large and Growing Addressable Market. WeWork has an opportunity to grow flexible workspace market share in the multi-trillion-dollar commercial real estate market. As we believe the fallout from the COVID-19 pandemic continues to accelerate the shift away from traditional office space, information reviewed by the BowX board of directors suggested that flexible workspaces could potentially represent up to 22.2% of the U.S. office real-estate market by 2030, positioning WeWork for substantial revenue growth, even assuming WeWork’s market share of the flexible workspace market share remains constant. WeWork also plans to continue to diversify across geographies, while maintaining a strong presence in the United States.

•

Portfolio of Product Offerings. WeWork offers solutions for companies of all sizes. WeWork’s broad product offerings include WeWork On Demand, which provides users pay-as-you-go access to book individual workspace or conference rooms at nearby WeWork locations; WeWork All Access, a monthly subscription-based model that provides members with access to participating WeWork locations; and a marketplace offering that provides business and technical service solutions, including professional employer organization (“PEO”) and payroll services, remote workforce solutions, human resources benefits, dedicated bandwidth, and IT equipment co-location.

•

Platform Business Opportunity. WeWork is currently developing a platform that would leverage its systems and established global customer base to offer landlords and operators the ability to power and manage flexible spaces in their portfolio.

•

Experienced and Proven Management Team. WeWork’s management team has decades of public market experience and has demonstrated proven results within their first 12 months at WeWork. WeWork’s management team is led by Executive Chairman Marcelo Claure and Chief Executive Officer Sandeep Mathrani, who joined WeWork in February 2020. Under their leadership, WeWork has refocused on its core business model and applied a disciplined approach to costs. The BowX board of directors considered that WeWork’s executives will continue with the combined company following the Business Combination. For additional information regarding WeWork’s executive officers, see the section entitled “Management of New WeWork Following the Business Combination — Executive Officers.”

•	Attractive Initial Valuation. WeWork will have an anticipated initial pre-transaction enterprise value of $8.8 billion.

•	Results of Due Diligence. The results of a due diligence investigation conducted by BowX’s management team and outside advisors from February 22, 2021 to March 23, 202, such investigation, including:

•	extensive virtual meetings and calls with WeWork’s management team regarding its operations, business plan and the proposed transaction; and

•

review of materials related to WeWork and its business, made available by WeWork and deemed appropriate for review in the context of the size of the transaction and the scope of WeWork’s operations, including financial statements, material contracts, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, environmental matters and other regulatory and compliance matters and other legal and business information.

•

Continued Ownership By Current WeWork Stockholders. WeWork’s existing equityholders would be receiving a significant amount of BowX’s common stock as its consideration and 100% of the existing equityholders of WeWork are “rolling over” their existing equity interests into equity interests in WeWork, which would represent approximately 82.4% of the pro forma ownership of the combined company after Closing, after giving effect to the PIPE Investment and assuming none of BowX’s current public shareholders exercise their redemption rights in connection with the Business Combination. See “BCA Proposal—Ownership of New WeWork After the Closing.”

•

Stockholder Liquidity. The obligation in the Merger Agreement to have the BowX Class A Common Stock issued as merger consideration listed on a major U.S. stock exchange, which the BowX board of directors believes has the potential to offer BowX stockholders greater liquidity.

•

PIPE Investment. Certain third parties, including top-tier institutional investors, are investing an additional $800 million in the combined company pursuant to their participation in the PIPE Investment. The BowX board of directors considered this a strong sign of confidence in WeWork following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

•

Use of Proceeds. The proceeds to be delivered to the combined company in connection with the Business Combination (including from BowX’s trust account and from the PIPE Investment) are expected to be used after Closing in order to fund WeWork’s existing operations and support new and existing growth initiatives.

•

Terms of the Merger Agreement. The terms of the Merger Agreement and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See the section entitled “BCA Proposal” for detailed discussions of the terms and conditions of these agreements.

•

Other Alternatives. The determination that the proposed Business Combination, after a thorough review of other business combination opportunities reasonably available to BowX, represents the best potential business combination for BowX. No opportunity came to the attention of any member of BowX’s management or Board of Directors in his or her personal capacity, which impacted BowX’s search for an acquisition target.

The BowX board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•

Potential Inability to Complete the Merger. The possibility that the Business Combination may not be completed and the potential adverse consequences to BowX if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for stockholder and antitrust approval).

•

Potential Stockholder Redemptions. The risk that the current public shareholders of BowX would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to WeWork following the consummation of the Business Combination. The consummation of the Merger is conditioned upon satisfaction of the Minimum Cash Condition, which is for the sole benefit of WeWork. The BowX board of directors considered the risk that current public shareholders would exercise their redemption rights is mitigated because WeWork will be acquired at an attractive aggregate purchase price.

•

Liquidation of BowX. The risks and costs to BowX if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in BowX being unable to effect a business combination by August 4, 2022 and force BowX to liquidate.

•

WeWork’s Business Risks. The fact that BowX shareholders would be subject to the execution risks associated with WeWork if they retained their public shares following the Closing, which risks were different from the risks related to holding public shares of BowX prior to the Closing. In this regard, the BowX board of directors considered that there were risks associated with successful implementation of WeWork’s long term business plan and strategy and WeWork realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential impact of the COVID-19 pandemic and related macroeconomic uncertainty. The BowX board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that BowX shareholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

•

Post-Business Combination Corporate Governance. The corporate governance provisions of the Merger Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of BowX following the Closing. In particular, they considered that the parties will enter into a stockholders’ agreement at Closing in respect of the composition of the board of directors of the combined company after the Closing. The BowX board of directors also considered that, given that the existing equityholders of WeWork will collectively control shares representing a majority of the combined company’s total outstanding shares of common stock upon completion of the Business Combination, the existing equityholders of WeWork will be able to elect future directors and make other decisions (including approving certain transactions involving the combined company and other corporate actions) without the consent or approval of any of BowX’s current shareholders, directors or management team, subject to the Stockholders Agreement. Specifically, if the Organizational Proposal C is approved, BowX stockholders will not be entitled to elect directors in the future under the terms of the organization documents. See the section entitled “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•

Limitations of Review. The BowX board of directors did not obtain an opinion from any independent investment banking or accounting firm that the price BowX is paying to acquire WeWork is fair to BowX or its shareholders from a financial point of view. In addition, the BowX senior management and BowX’s outside counsel reviewed only certain materials in connection with their due diligence review of WeWork. Accordingly, the BowX board of directors considered that BowX may not have properly valued such business.

•

No Survival of Remedies for Breach of Representations, Warranties or Covenants of WeWork. The terms of the Merger Agreement provide that BowX will not have any surviving remedies against WeWork or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the WeWork representations, warranties or covenants set forth in the Merger Agreement. As a result, BowX shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of WeWork prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The BowX board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of WeWork will be, collectively, the majority equityholders in the combined company.

•	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Exclusivity/Non-Solicit. The Merger Agreement includes a non-solicit provision prohibiting BowX from initiating, discussing, or making certain proposals which could lead to an alternative business combination.

•	Minority Position. BowX’s public stockholders will hold a minority share position in the post-business combination company.

•	Risk Factors. The BowX board of directors considered risks of the type and nature described under the section entitled “Risk Factors.”

•

Diversion of Management. The potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on WeWork’s business.

In addition to considering the factors described above, the BowX board of directors also considered that certain of the officers and directors of BowX may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of BowX’s stockholders, including the matters described under the sections entitled “Risk Factors” above and “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” below. However, the BowX board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company and (iii) the Business Combination was structured so that the Business Combination may be completed even if public stockholders redeem a substantial portion of the public shares.

Based on its review of the forgoing considerations, the BowX board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects that BowX shareholders will receive as a result of the Business Combination. The BowX board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the BowX board of directors is not intended to be exhaustive but includes the material factors considered by the BowX board of directors. The BowX board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the BowX board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Projected Financial Information

In connection with its consideration of the potential Business Combination, the board of directors of (the “Initial Projections” and, together with the Current Projections (as defined below), the “Projections”). BowX was provided with prospective financial information internally prepared by management of WeWork (the “Projections”). The board of directors of BowX has reviewed and discussed the Projections. WeWork does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. The Projections are included in this proxy statement/prospectus solely to provide BowX’s stockholders access to information made available in connection with BowX Board’s consideration of the proposed Business Combination. The Projections should not be viewed as public guidance.

The WeWork forecasts were prepared solely for internal use and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared in good faith by WeWork’s management, based on their reasonable best estimates and assumptions with respect to the expected future financial performance of WeWork at the time the Projections were prepared and speak only as of that time.

The inclusion of Projections in this proxy statement/prospectus should not be regarded as an indication that BowX, its board of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such Projections necessarily to be predictive of actual future results. The Projections are not included in this proxy statement/prospectus in order to induce any BowX stockholders to vote in favor of or against the Business Combination. The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. You are cautioned not to place undue reliance on the Projections in making a decision regarding the transaction, as the Projections may be materially different than actual results. We will not refer back to the Projections in our future periodic reports filed under the Exchange Act.

The Projections are forward looking and reflect numerous estimates and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future industry performance and matters specific to WeWork’s business, all of which are difficult to predict and many of which are beyond WeWork’s and BowX’s control.

WeWork prepared the Initial Projections as of February 18, 2021 at the asset level and leveraged both specific market factors and broader regional and economic conditions. WeWork’s process for preparing the Initial Projections was fully collaborative across the organization and underwent multiple levels of review from local and regional teams, and finalized with executive leadership and the WeWork board of directors. In developing the Initial Projections numerous significant assumptions were made with respect to WeWork’s business for the periods covered by the Projections.

Some of the significant assumptions on which WeWork’s management based its forecasts included:

(i)	revenues and expenses based on historical operating trends;

(ii)	average revenue per member, estimated based on historic trends by region and projected using a ~2-3% annual growth rate tied to inflation;

(iii)	membership levels and occupancy rate, estimated assuming a recovery from COVID-19 beginning in the second half of 2021, with longer-term forecasts based on historical occupancy curves;

(iv)	the growth of the business, estimated based on future workstation projections;

(v)	cost savings from our restructuring efforts and lease portfolio optimization; and

(vi)

the impact of new business lines, including WeWork All Access, Marketplace, and Platform, estimated based on growth of these business lines to date, and expectations of increased desire for flexible workspaces broadly as the impacts of the COVID-19 pandemic subside.

As noted above, management’s assumptions relating to revenue drivers, including membership levels, occupancy and average revenue per member, incorporated historical operating trends for the business. Estimated location operating expenses and selling, general and administrative expenses also take into account historical operating trends, and includes the beneficial impact of cost savings realized as a result of the Company’s ongoing restructuring process.

The primary limitations in the foregoing assumptions included, without limitation, supply and demand-side economic uncertainty arising from the impact of the COVID-19 pandemic, the timing of continued vaccination rollouts and re-openings of economies across regions, and continued demand for flexible workplace solutions in the hybrid operating environment of a post-COVID-19 pandemic world. Management’s financial forecast assumed that the Company would return to pre-COVID levels by the end of 2021. Management based this assumption on the best information available at the time when preparing the Initial Projections. The information included, but was not limited to, information and guidance from federal and local government agencies, including the U.S. Centers for Disease Control and Prevention, regarding assumed requirements and guidance related to office workspaces, occupancy restrictions (and the lifting thereof), social distancing requirements for vaccinated individuals, and updates to vaccination availability in the Company’s major markets. WeWork also considered current market discussions taking place amongst hospitality, leisure and travel companies and tenants regarding return-to-work strategies and hybrid work models and experience. Finally, we leveraged direct experience in certain locations around the world that had experienced multiple phases of COVID-19 conditions prior to the U.S. to better inform our expectations around business workplace recovery.

As of August 10, 2021, the duration and scope of the COVID-19 pandemic has been unpredictable and has resulted in a slower than expected timing of recovery in WeWork’s business as compared to when WeWork’s management established its Initial Projections. Management has been closely monitoring the impact of several recent COVID-19 developments, such as public announcements by some of our largest corporate customers and potential customers to defer office re-openings until no earlier than the fourth quarter of 2021. There have also been significant increases in the number of COVID-19 cases in the United States and other global markets in which we operate. Governments are re-enacting mask mandates that may deter companies and individuals from returning back to the office until conditions approve. Further, management has also observed pricing challenges in the market place due to an excess supply of commercial real estate available to our customers as a result of companies of all sizes deferring their return back to offices, as well as businesses now considering remote and hybrid office space strategies.

As a result of these recent developments, WeWork’s management has prepared projections based on the best and most recent information available as of August 10, 2021 (the “Current Projections”).

In light of the developments described above, WeWork’s management revised the following significant assumptions to prepare its Current Projections:

(i)

expectations regarding average revenue per member were reduced in earlier periods, particularly in the United States and Canada, due to a delay in the recovery of our business from the effects of the COVID-19 pandemic;

(ii)	expectations regarding membership levels for the second half 2021 were reduced due to a delay in the recovery of the Company’s business from the effects of the COVID-19 pandemic;

(iii)	workstation capacity was decreased based on continued progress from the Company’s restructuring efforts, which we expect will result in reduced expenses;

(iv)	projected revenue was increased for new business lines, estimated based on sales and market data from the first half of 2021; and

(v)

the results of our Israel locations, previously included in our Initial Projections, were removed because we closed a franchise transaction on June 1, 2021 to divest these Israel locations, which are no longer consolidated in the Company’s results of operations and are excluded from the Current Projections from June 1, 2021 and onward.

Certain key assumptions underlying the Current Projections are summarized below(1):

	2019A	2020A	2021E	2022E	2023E	2024E
Physical Workstations	697k	865k	730k	823k	894k	971k
Physical Memberships	517k	380k	541k	706k	776k	839k
Physical Occupancy	74%	44%	74%	86%	87%	86%
All Access Memberships	—	7k	50k	67k	131k	134k
Total Physical and All Access Memberships	517k	387k	591k	772k	907k	937k
Total Occupancy	74%	45%	81%	94%	101%	100%
Core + New Leased Net ARPM(2)	$510	$494	$463	$494	$528	$547

(1)	Excludes ChinaCo, IndiaCo. Israel is included only with respect to Core + New Leased Net ARPM in 2019A and 2020A and is otherwise excluded.
(2)	Net ARPM is equal to net leased revenue divided by cumulative leased physical memberships.

The key elements of the Initial Projections and Current Projections provided by management of WeWork to BowX are summarized in the tables below:

Initial Projections

	Revenue and Adjusted EBITDA(1)
($ in Millions)	2019A	2020A	2021E	2022E	2023E	2024E
Revenue	$3,230	$3,210	$3,246	$4,584	$5,822	$6,967
Adjusted EBITDA(3)	($1,943)	($1,754)	($909)	$485	$1,359	$1,988

Current Projections

	Revenue and Adjusted EBITDA(2)
($ in Millions)	2019A	2020A	1H 2021A	2H 2021E	2022E	2023E	2024E
Revenue	$3,230	$3,210	$1,191	$1,464	$4,348	$5,650	$6,785
Adjusted EBITDA(3)	($1,943)	($1,754)	($895)	($568)	$243	$1,256	$1,996

(1)	Excluding ChinaCo and IndiaCo.
(2)	Excluding ChinaCo and IndiaCo. Excluding Israel from June 1, 2021 and onward.
(3)

We supplement our GAAP results by evaluating Adjusted EBITDA, a non-GAAP measure. We define “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by the Company in connection with the Company’s regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets. A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth in the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Non-GAAP Financial Measures” beginning on page 237 of this proxy statement/prospectus.

The Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond WeWork’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors” beginning on page 31 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page xxxv of this proxy statement/prospectus. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

The Company’s use of Adjusted EBITDA in the Projections reflects the fact that management does not have a reasonable basis for projecting certain recurring and non-recurring expenses that would be necessary to present GAAP-based net income/(loss) or EPS, including restructuring costs arising out of WeWork’s continued restructuring and location optimization process, impairments of long-lived and other assets, and other non- recurring fair value re-measurements based on uncertainties related to both timing and magnitude.

We encourage you to review the financial statements of WeWork included elsewhere in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Historical Financial and Operating Data of WeWork” and “Selected Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. None of WeWork’s independent registered accounting firm, BowX’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the Projections . Nonetheless, a summary of the Projections are provided in this proxy statement/ prospectus because they were made available to BowX and our board of directors in connection with their review of the proposed transaction.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROJECTIONS FOR WEWORK, BOWX UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions of any public stock and approximately $483.1 million of cash remaining in our trust account.

Sources ($ in millions)		Uses ($ in millions)
Proceeds from trust account	$483	Cash to New WeWork Balance Sheet	$1,873
Existing Pre-Deal Cash on Balance Sheet	665	Estimated Total Fees and Expenses	75
Proceeds from PIPE Investment	800
Total sources	$1,948	Total uses	$1,948

The following table summarizes the sources and uses for funding the Business Combination assuming that all 48,300,000 shares of BowX Class A Common Stock are redeemed for an aggregate payment of approximately $483.0 million (based on the estimated per share redemption price of approximately $10.00 per share based on the fair value of marketable securities held in the trust account as of June 30, 2021, of approximately $483.1 million) from the trust account:

Sources ($ in millions)		Uses ($ in millions)
Proceeds from trust account(1)	$0	Cash to New WeWork Balance Sheet	$1,390
Existing Pre-Deal Cash on Balance Sheet	665	Estimated Total Fees and Expenses	75
Proceeds from PIPE Investment	800

Total sources	$1,465	Total uses	$1,465

(1)	Assumes that all cash held in trust account will be used to fund redemption of 100% of public stock.
*	Figures have been rounded for ease of presentation and may not sum due to rounding

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by BowX have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money enterprise valuation of approximately $9 billion for WeWork compared to the $463 million in the trust account, the BowX board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of BowX and its stockholders and appropriately reflected WeWork’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. BowX’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of WeWork met this requirement.

Ownership of New WeWork After the Closing

It is anticipated that, based on the assumptions set forth below, upon the consummation of the Business Combination, the ownership of New WeWork will be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	82.7%	655,300,000	87.4%
Initial Stockholders	9,075,000	1.1%	9,075,000	1.2%
BowX’s Public Stockholders (excluding PIPE Shares)	48,300,000	6.1%	5,068,902	0.7%
PIPE Investors	80,000,000	10.1%	80,000,000	10.7%
Total	792,675,000	100%	749,443,902	100%

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 26,684,451 shares of New WeWork Common Stock at Closing, representing a 3.5% ownership interest.

The numbers of shares of “New WeWork Common Stock Assuming No Redemption” set forth above assumes that no public stockholders elect to have their public stock redeemed, and the numbers of shares of “New WeWork Common Stock Assuming Maximum Redemption” set forth above assumes that 43,231,098 shares of public stock are redeemed.

These numbers and percentages assume (i) (a) the vesting of all shares of New WeWork Common Stock received in respect of the New WeWork Restricted Stock Awards, (b) the vesting and exercise of all in-the-money New WeWork Options for shares of New WeWork Common Stock, (c) the vesting of all New WeWork Restricted Stock Units and the issuance of shares of New WeWork Common Stock in respect thereof, (d) the vesting and net exercise of all in-the-money warrants, and (e) that New WeWork issues shares of New WeWork Common Stock as the Aggregate Merger Consideration pursuant to the Merger Agreement, which in the aggregate equals 655,300,000 shares of New WeWork Common Stock (assuming that all New WeWork Options are net-settled) and (ii) that New WeWork issues 80,000,000 shares of New WeWork Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in these numbers and percentages (or in the calculation of the Aggregate Merger Consideration). These numbers and percentages do not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. In addition, the numbers of shares and percentage interests set forth above do not take into account certain potential future exercises of warrants or grants or issuances pursuant to the equity incentive plan established to be effective after the Closing, or any other equity issuances of New WeWork. See the section entitled “Risk Factors – Public stockholders will experience immediate dilution as a consequence of the issuance of New WeWork Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the 2021 Plan, the First Warrant, the LC Warrant and the exercise of public warrants and private warrants. Having a minority stock ownership position may reduce the influence that BowX’s current stockholders have on the management of New WeWork.” See the section entitled “Description of BowX Securities – Redeemable Warrants.”

If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in the combined company will be different. For example, if we assume that all of the 16,100,000 public warrants and 7,773,333 private placement warrants that will remain outstanding post-Business Combination were exercisable and exercised following completion of the Business Combination in accordance with their terms, then the anticipated ownership of New WeWork at the Closing would be as follows:

	Share Ownership in New WeWork(1)
	No Additional Redemptions		Assuming Maximum Redemption
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
WeWork Stockholders	655,300,000	80.3%	655,300,000	84.7%
Initial Stockholders	16,848,333	2.1%	16,848,333	2.2%
BowX’s Public Stockholders (excluding PIPE Shares)	64,400,000	7.9%	21,168,902	2.7%
PIPE Investors	80,000,000	9.8%	80,000,000	10.3%
Total	816,548,333	100%	773,317,235	100%

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination. In the event that shares of BowX Class A Common Stock are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will fall in between the two scenarios. For example, if we assume that the number of shares of BowX Class A Common Stock redeemed in connection with the Business Combination total 21,615,549, BowX public stockholders will hold a total of 42,784,451 shares of New WeWork Common Stock at Closing, representing a 5.4% ownership interest.

In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination which would not otherwise be present in an underwritten public offering. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming stockholders. See the section entitled “Risk Factors — BowX cannot be certain as to the number of public shares that will be redeemed and the potential impact to public shareholders who do not elect to redeem their public shares” and “ — You may not have the same benefits as an investor in an underwritten public offering.”

	Assuming No Redemptions(1)		Assuming 50% Redemptions(2)		Assuming Maximum Redemptions(3)
	Shares	Value per Share(4)	Shares	Value per Share(5)	Shares	Value per Share(6)
Base Scenario(7)	792,675,000	$10.00	771,059,451	$10.00	749,443,902	$10.00
Excluding Initial Stockholders(8)	783,600,000	10.12	761,984,451	10.12	740,368,902	10.12
Exercising Public Warrants(9)(10)	808,775,000	9.80	787,159,451	9.80	765,543,902	9.79
Exercising Private Warrants(9)(10)	800,448,333	9.90	778,832,784	9.90	757,217,235	9.90
Exercising Warrants(9)(10)	816,548,333	9.71	749,932,784	9.70	773,317,235	9.69

(1)

The figures in this table are presented only as illustrative examples and are based on the scenarios described below, which may be different from the actual amount of redemptions in connection with the Business Combination.

(2)	Assumes the redemption of 21,615,549 shares of BowX Class A Common Stock in connection with the Business Combination, or half of the 43,231,098 shares redeemed in the maximum redemption scenario.
(3)	Assumes the redemption of 43,231,098 shares of BowX Class A Common Stock in connection with the Business Combination.
(4)	Based on a post-transaction equity value of New WeWork of $7.927 billion.
(5)

Based on a post-transaction equity value of New WeWork of $7.711 billion, or $7.927 billion less the approximately $216.2 million that would be paid from the trust account to redeem 21,615,549 shares of BowX Class A Common Stock in connection with the Business Combination.

(6)

Based on a post-transaction equity value of New WeWork of $7.494 billion, or $7.927 billion less the approximately $432.3 million that would be paid from the trust account to redeem 43,231,098 shares of BowX Class A Common Stock in connection with the Business Combination.

(7)

Represents (a) the 655,300,000 shares of New WeWork Common Stock that would be issued to WeWork Stockholders (which includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock, WeWork Preferred Stock, and the WeWork Series C Convertible Note, plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, in-the-money warrants and WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Interest Units with a catch-up base amount equal to or greater than the Per Share Merger Consideration (with each share of New WeWork Class C Common Stock that corresponds to a WeWork Partnership Profits Interest Unit being redeemed when such Unit is exchanged for New WeWork Class A Common Stock), (b) the 80,000,000 shares of New WeWork Common Stock to be issued to the PIPE Investors, (c) the conversion of 9,075,000 shares of BowX Class B Common Stock held by the initial stockholders and (d) the public stock, less any redemptions described above. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock.

(8)	Represents the Base Scenario excluding the 9,075,000 shares of converted BowX Class B Common Stock held by the initial stockholders
(9)	Represents the Base Scenario plus the full exercise of the public warrants and/or the private warrants
(10)	Analysis does not account for exercise prices to be paid in connection with the exercise of warrants.

The level of redemption also impacts the effective underwriting fee incurred in connection with our IPO. In a no redemption scenario, based on the approximately $483,100,000 in the trust account as of June 30, 2021, BowX’s $16,905,000 in deferred underwriting fees represents an effective deferred underwriting fee of approximately 3.5%. In a 50% redemption scenario in which 21,615,549 shares of BowX Class A Common Stock are redeemed in connection with the Business Combination, the funds remaining in the trust account following such redemption would be approximately $250,039,510 and the effective underwriting fee would be approximately 6.33%. In a maximum redemption scenario, the funds remaining in the trust account following such redemption would be approximately $50,789,020 and the effective underwriting fee would be approximately 33.28%.

Post-Business Combination Ownership Structure

The diagram below depicts a simplified version of WeWork Inc.’s organizational structure immediately following the completion of the Business Combination.

These numbers and percentages assume (i) (a) the vesting of all shares of New WeWork Common Stock received in respect of the New WeWork Restricted Stock Awards, (b) the vesting and exercise of all New WeWork Options for shares of New WeWork Common Stock, (c) the vesting of all New WeWork Restricted Stock Units and the issuance of shares of New WeWork Common Stock in respect thereof, (d) the vesting and net exercise of all warrants, (e) that no shareholders exercise Redemption Rights, and (f) that New WeWork issues shares of New WeWork Common Stock as the Aggregate Merger Consideration (which includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock; plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and the WeWork Series C Convertible Note; and the New WeWork Class C Common Stock that corresponds to a WeWork Partnerships Profits Interest Unit, other than WeWork Partnerships Profits Interest Units with a catch-up base amount greater than the Per Share Merger Consideration) pursuant to the Merger Agreement, which in the aggregate equals 655,300,000 shares of New WeWork Common Stock (assuming that all New WeWork Options are net-settled) and (ii) that New WeWork issues 80,000,000 shares of New WeWork Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. In addition, the numbers of shares and percentage interests set forth below do not take into account certain potential future exercises of warrants or grants or issuances pursuant to the equity incentive plan established to be effective after the Closing, or any other equity issuances of New WeWork.

(1)

Shares of New WeWork Class C Common Stock are held by the Partnerships Profits Interest Unit holders identified below in this diagram (except in the case of The We Company PI L.P., the owners of which hold the shares of New WeWork Class C Common Stock corresponding to the Partnerships Profits Interest Units held by The We Company PI L.P.).

(2)	This person or entity (or, in the case of The We Company PI L.P., its owners) holds New WeWork Class C Common Stock identified above in this diagram.
(3)

Following the Business Combination, Partnerships Profits Interest Units can, at the election of the holder of the Partnership Profits Interest Units, be (a) converted into WeWork Partnerships Class A Common Units or (b) exchanged (along with the corresponding shares of New WeWork Class C Common Stock) for (at New WeWork’s election) shares of New WeWork Class A Common Stock or cash of an equivalent value. The economic interest represented by the Partnerships Profits Interest Units varies based on the value of the WeWork Partnership. The units held by The We Company PI LP may represent an interest as high as 0.005%, but have no economic interest unless the value of a share of New WeWork Class A Common Stock is greater than approximately $60. The units held by Adam Neumann may represent an economic interest as high as 2.5%. For additional information, see the section entitled “Certain Relationships and Related Person Transactions – WeWork Partnerships Profits Interest Units.”

(4)

Adam Neumann beneficially owns 544,030 shares of New We Work Common Stock held, in the aggregate, by ANINCENTCO1 LLC, ANINCENTCO2 LLC and ANINCENTCO3 LLC, and beneficially owns 57,790,545 shares of New WeWork Common Stock held by WE Holdings LLC. Following the Business Combination, Adam Neumann will also hold 19,884,233 Partnerships Profits Interest Units and an equal number of shares of New WeWork Class C Common Stock.

Interests of BowX’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BowX’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the initial stockholders, including the Sponsor, and BowX’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BowX stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

the beneficial ownership of our initial stockholders of an aggregate of 12,075,000 shares of BowX Class B Common Stock and 7,773,000 private placement warrants, which shares and warrants would become worthless if BowX does not complete a business combination within the applicable time period, as our initial stockholders have waived any redemption right with respect to these shares. Our initial stockholders paid an aggregate of $25,000 for the BowX Class B Common Stock, and $11,660,000 for the private placement warrants, and such shares and warrants have an aggregate market value of approximately $                 million and $                  million, respectively, based on the closing price of BowX Class A Common Stock of $                  on Nasdaq on                  , 2021, the record date for the special meeting of stockholders. Each of our officers and directors is a member of the Sponsor. Vivek Ranadivé and Murray Rode are the managing members of the Sponsor, and as such Messrs. Ranadivé and Rode have voting and investment discretion with respect to the BowX Common Stock and warrants held of record by the Sponsor;

•	the anticipated continuation of Mr. Ranadivé as a director of New WeWork;

•	the fact that our Sponsor, officers and directors have agreed not to redeem any of their shares in connection with a stockholder vote to approve the Business Combination;

•

the fact that our initial stockholders, including our Sponsor, and our directors and officers, paid an aggregate of approximately $11,660,000 for their 7,773,333 private placement warrants to purchase shares of BowX Class A Common Stock and that such private placement warrants will expire worthless if a business combination is not consummated by August 7, 2022;

•

the fact that our initial stockholders, including our Sponsor and its affiliates, who purchased Class B Common Stock and private placement warrants at the time of our IPO may experience a positive rate of return on their investment, even if our public shareholders experience a negative rate of return on their investment;

•

that, at the Closing, we will enter into the Registration Rights Agreement, which provides for registration rights to the initial stockholders, including the Sponsor, and BowX’s directors and officers and their permitted transferees;

•	the continued indemnification of current directors and officers of BowX and the continuation of directors’ and officers’ liability insurance after the Business Combination;

•

the fact that our Sponsor, officers and directors will be reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations, though there have been no material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing; and

•	the fact that our Sponsor, officers and directors will lose their entire investment in us if our initial business combination is not completed.

These interests may influence BowX’s directors in making their recommendation that you vote in favor of the BCA Proposal and the transactions contemplated thereby. These interests were considered by the BowX board of directors when it approved the Business Combination.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

Our initial stockholders, including the Sponsor, and our directors and officers have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination, including their shares of BowX Class B Common Stock and any public stock purchased after our initial public offering (including in open market and privately negotiated transactions). As of the record date, our initial stockholders, including our Sponsor, and our directors and officers beneficially own an aggregate of approximately 18.6% of the outstanding shares of BowX Common Stock.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, the existing stockholders of BowX or our or their respective directors, officers, advisors or respective affiliates may (i) purchase shares of public stock from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, shares of public stock, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire shares of public stock, vote their shares of public stock in favor of the Condition Precedent Proposals or not redeem their shares of public stock. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BowX’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of BowX or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the votes required to approve the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of shares of public stock electing to redeem and (4) BowX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. Entering into any such arrangements may have a depressive effect on the BowX Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the special meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

Interests of WeWork’s Executive Officers in the Business Combination

Certain of the officers of WeWork also have interests in the Business Combination, including eligibility for and entitlement to certain transaction bonuses and the commencement of vesting of certain equity awards.

For a more complete description of the interests of WeWork’s executive officers in the Business Combination, see the section entitled “Summary of the Proxy Statement/Prospectus—Interests of WeWork’s Executive Officers in the Business Combination”.

Expected Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). Under the guidance in ASC 805, BowX is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on existing WeWork Stockholders comprising a relative majority of the voting power of the combined company, WeWork’s operations prior to the acquisition comprising the only ongoing operations of New WeWork, the majority of New WeWork’s board of directors being appointed by WeWork, and WeWork’s senior management comprising a majority of the senior management of New WeWork. Accordingly, the Business Combination is expected to be reflected as the equivalent of WeWork issuing stock for the net assets of BowX, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of WeWork.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (‘‘FTC’’), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On April 8, 2021, WeWork and BowX filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination. The waiting period expired at 11:59 p.m. (ET), on May 10, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. BowX cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, BowX cannot assure you as to its result.

A merger control filing may be required in Mexico by COFECE. WeWork submitted a filing to COFECE, jointly with BowX, on April 29, 2021. The filing would be withdrawn if COFECE takes the position that it is not required.

Neither of BowX nor WeWork are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and the filing to COFECE. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The approval of the BCA Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon. Accordingly, a BowX stockholder’s failure to vote virtually or by proxy at the special meeting of stockholders or a broker non-vote will have no effect on the outcome of any vote on this proposal. An abstention from voting will have the same effect as a vote against the BCA Proposal.

The BCA Proposal is cross-conditioned on the approval of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal.

Recommendation of BowX’s Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the Business Combination is to be consummated, BowX will replace its current Amended and Restated Certificate of Incorporation (the “Existing Charter”) with the proposed Second Amended and Restated Certificate of Incorporation (the “Proposed Charter”) in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the BowX board of directors, is necessary to adequately address the needs of New WeWork following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the Existing Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Number of Authorized Shares (Proposal No. 2)	The Existing Charter provides that the total number of authorized shares of all classes of capital stock is 101,000,000 shares, each with a par value of $0.0001, consisting of (a) 100,000,000 shares of common stock, including (i) 87,500,000 shares of BowX Class A Common Stock, and (ii) 12,500,000 shares of BowX Class B Common Stock, and (b) 1,000,000 shares of preferred stock.	The Proposed Charter increases the total number of authorized shares of all classes of capital stock to 1,625,041,666 shares, consisting of (a) 1,500,000,000 shares of New WeWork Class A Common Stock, (b) 25,041,666 shares of New WeWork Class C Common Stock, and (c) 100,000,000 shares of New WeWork Preferred Stock.

	See Article IV of the Existing Charter.	See Article IV of the Proposed Charter.

Removal of Class B common stock and creation of Class C common stock (Proposal No. 2)	The Existing Charter authorizes BowX Class B Common Stock, which votes alongside and is convertible into BowX Class A Common Stock pursuant to a conversion ratio defined therein.	The Proposed Charter authorizes New WeWork Class C Common Stock, which are “non-economic interests” in the company, without any rights to dividends or payments on liquidation, but with the right to vote one vote per share as a single class with the New WeWork Class A Common Stock on all matters unless otherwise required by law.

	See Article IV Section B.2 of the Existing Charter.	See Article V Section B.2 of the Proposed Charter.

SoftBank Holders Voting Restrictions (Proposal No. 3)	The Existing Charter does not apply any specific voting restrictions to BowX Class A Common Stock.	The Proposed Charter provides that, for a period of at least two years, the SoftBank Holders (as defined herein) will be restricted from exercising voting rights over more than 49.9% of the voting securities present (in person or by proxy) and voting at any stockholder meeting.

	Existing Charter	Proposed Charter

	N/A	See Article V Section 7 of the Proposed Charter.

Director Election (Proposal No. 4)	The Existing Charter provides that holders of BowX Common Stock shall elect directors. It also provides that the board of directors be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.	The Proposed Charter directs that any vacancies on the board of directors, or new directorships, be filled exclusively by the affirmative vote of a majority of the directors then in office, not the stockholders, unless pursuant to rights under the Stockholders Agreement. As a result, BowX stockholders will not be entitled to elect directors in the future unless pursuant to rights under the Stockholders Agreement.

	See Article IV and Article VI Section J of the Existing Charter.	See Article VI Section B of the Proposed Charter.

Name (Proposal No. 5)	BowX Acquisition Corp.	WeWork Inc.

	See Article I of the Existing Charter.	See Article I of the Proposed Charter.

Purpose (Proposal No. 5)	The Existing Charter provides that the purpose of BowX is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon BowX by law and those incidental thereto, BowX shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of BowX, including, but not limited to, effecting a Business Combination (as defined therein).	The Proposed Charter provides that the purpose of New WeWork is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

	See Article III of the Existing Charter.	See Article III of the Proposed Charter.

Duration of Existence (Proposal No. 5)	The Existing Charter provides that if BowX does not consummate the Business Combination and fail to complete an initial business combination within 24 months of the consummation of the initial public offering (subject to the requirements of law), it will be required to dissolve and liquidate our trust account by returning the then remaining funds in such account to the public Stockholders.	The Proposed Charter deletes the liquidation provision in the Existing Charter and retains the default of perpetual existence under the DGCL.

	Existing Charter	Proposed Charter
	See Article VI Section F of the Existing Charter.	Default rule under the DGCL.

Provisions Specific to a Blank Check Company (Proposal No. 5)	Under the Existing Charter, Article VI sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination (“IPO”).	The Proposed Charter deletes the provisions previously included as Article VI in the Existing Charter in their entirety because, upon consummation of the Business Combination, BowX will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the IPO be held in a trust account until a business combination or liquidation of BowX and the terms governing BowX’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

	See Article VI of the Existing Charter.	N/A

Forum for Actions Arising Under the Securities Act (Proposal No. 5)	Under the Existing Charter, Article X provides that the Court of Chancery in the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act.	The Proposed Charter provides that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

	See Article X of the Existing Charter.	See Article X of the Proposed Charter.

Reasons for the Amendments to BowX’s Existing Charter

In the judgment of the BowX board of directors, the Proposed Charter is necessary to address the needs of New WeWork following the Closing. In particular:

•

The greater number of authorized shares (Proposal No. 2) of capital stock is desirable for New WeWork to have sufficient shares to complete the Business Combination. Absent the approval of this proposal (Proposal No. 2), there will not be a sufficient number of authorized shares of capital stock of BowX to issue the shares required to be issued in the Merger. Additionally, the BowX board of directors believes that it is important for New WeWork to have available for issuance a number of authorized shares sufficient to support its growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, as well as any shares issuable upon the exchange of Partnership Profits Interest Units and in satisfaction of the obligations under the WeWork Warrants, the First Warrant and the LC Warrant. The BowX board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. BowX does not currently have any plans, proposals or arrangements, other than in connection with the Business Combination and the BowX Proposals contemplated herein, to issue any of the additional authorized shares of capital stock; however, New WeWork may decide to issue shares at any time, including shortly thereafter the consummation of the Business Combination, for any proper corporate purpose.

•

The authorization of New WeWork Class C Common Stock (Proposal No. 2) is desirable in order to effectuate the Business Combination because the shares of this non-economic voting class issued in exchange for the WeWork Class C Common Stock will be associated with outstanding WeWork Partnerships Profits Interest Units as required by the Partnership Agreement.

•

The voting restrictions with respect to SoftBank Holders were added to restrict the SoftBank Holders, for a period of at least two years, from exercising voting rights over more than 49.9% of the voting securities present (in person or by proxy) and voting in any stockholder vote.

•

The additional changes to the Existing Charter (Proposal No. 5), including the name change from “BowX Acquisition Corp.” to “WeWork Inc.,” are necessary to adequately address the needs of New WeWork following the Closing. The elimination of certain provisions related to BowX’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve BowX and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the BowX board of directors believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Charter require that proceeds from BowX’s initial public offering be held in the trust account until a business combination or liquidation of BowX has occurred. These provisions cease to apply once the Business Combination is consummated. The revision to provide that, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act is desirable to assist New WeWork in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a federal district court will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.

Vote Required for Approval

The approval of the Organizational Documents Proposals (other than Organizational Documents Proposals A and D) requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all outstanding shares of BowX Common Stock. The approval of Organizational Documents Proposals A and D will require the affirmative vote of the holders of a majority of the outstanding shares of BowX Class A Common Stock on the record date and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock on the record date. Any broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting, and will have the same effect as a vote against the Organizational Documents Proposal. An abstention will have the same effect as a vote against the Organizational Documents Proposal.

The Organizational Documents Proposals are cross-conditioned on the approval of the BCA Proposal, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal.

Recommendation of BowX’s Board of Directors

BOWX’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal — to consider and vote upon a proposal, assuming the BCA Proposal and each of the Organizational Documents Proposals are approved, to elect nine directors who, upon consummation of the Business Combination, will be the directors of New WeWork (“Director Election Proposal”).

Assuming the BCA Proposal and each of the Organizational Documents Proposals are approved, BowX’s stockholders are also being asked to approve and adopt the Director Election Proposal.

Nominees

As contemplated by the Merger Agreement, the Board of New WeWork following consummation of the transaction will consist of up to nine directors:

(i)

three (3) director nominees (the “SBG Representatives”) designated by SBWW, which SBG Representatives will initially be Michel Combes, Marcelo Claure and Véronique Laury, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(ii)

one (1) director nominee (the “SVF Representative”) designated by SVFE, which SVF Representative will initially be Kirthiga Reddy and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(iii)

one (1) director nominee (the “PIPE Representative”) designated by Insight Partners, which PIPE Representative will initially be Deven Parekh and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(iv)

one (1) director nominee (the “BowX Representative”) to be designated by the Sponsor, which BowX Representative will initially be Vivek Ranadivé and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(v)

one (1) director nominee (the “Benchmark Capital Representative”) designated by Benchmark Capital Partners, which Benchmark Capital Representative will initially be Bruce Dunlevie and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents;

(vi)	the Chief Executive Officer of New WeWork (the “CEO Director”), who is currently Sandeep Mathrani; and

(vii)

one (1) director nominee to mutually agreed by BowX and WeWork (the “Mutually Agreed Director”), which Mutually Agreed Director will initially be Jeff Sine and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of Michel Combes, Marcelo Claure, Véronique Laury, Kirthiga Reddy, Deven Parekh, Vivek Ranadivé, Bruce Dunlevie, Sandeep Mathrani and Jeff Sine to serve as our directors upon the consummation of the Business Combination, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section entitled “Management of New WeWork Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires the affirmative vote (attending virtually or by proxy) of the holders of a plurality of the votes cast at the special meeting. This means that the nine nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Abstentions or failure to vote by proxy or to vote virtually at the special meeting and broker non-votes will have no effect on the vote since a plurality of the votes cast is required for the election of each nominee. Because the Director Election Proposal an uncontested election with no cumulative voting, every director nominee will be assured election upon receiving just one “for” vote.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved at the special meeting.

Recommendation of the BowX Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal  — to consider and vote upon a proposal to approve and adopt, assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635 of The Nasdaq Stock Market Listing Rules, the issuance, or reservation for future issuance, of shares of New WeWork Common Stock to (a) the PIPE Investors pursuant to the PIPE Investment and (b) WeWork Stockholders pursuant to the Merger Agreement (the “Stock Issuance Proposal”).

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are approved, BowX’s stockholders are also being asked to approve and adopt the Stock Issuance Proposal.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), stockholder approval is required prior to the present or potential issuance of common stock or of securities convertible into or exercisable for common stock, in connection with the acquisition of the stock of another company if the common stock is not issued in a public offering for cash and (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of the common stock, including securities convertible into or exercisable for common stock, or (2) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the Merger Agreement, BowX currently expects to issue an estimated 655,300,000 shares of New WeWork Common Stock (assuming that none of BowX’s outstanding shares of public stock are redeemed) in connection with the Merger and 80,000,000 shares of BowX Class A Common Stock in connection with the PIPE Investment. The total shares of New WeWork Class A Common Stock to be issued at the closing include shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Units with a catch-up base amount greater than the Per Share Merger Consideration (including corresponding shares of New WeWork Class C Common Stock), the WeWork Series C Convertible Note and in-the-money warrants, respectively, at the Closing. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. As of September 14, 2021, the exchange ratio is expected to be approximately 0.8257 and there are expected to be issued approximately 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (using the rounded exchange ratio of 0.8257 and not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork Partnerships Profits Interest Units). For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration and Conversion of Certain WeWork Securities — Aggregate Merger Consideration.”

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, stockholder approval is required if any director, officer or substantial stockholder of the Nasdaq-listed company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because the Sponsor, Vivek Ranadivé and Murray Rode each can be deemed to beneficially own owns greater than 5% of BowX Common Stock, each of the Sponsor, Mr. Ranadivé and Mr. Rode are considered a substantial stockholder of BowX under Nasdaq Listing Rule 5635(e)(3). For this reason, BowX is seeking the approval of BowX stockholders for the issuance of shares of New WeWork Common Stock in connection with the Business Combination and the PIPE Investment.

In the event that this proposal is not approved by BowX stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by BowX stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New WeWork Common Stock pursuant to the Merger Agreement or the PIPE Investment, such shares of New WeWork Common Stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all outstanding shares of BowX Common Stock entitled to vote and who vote thereon at the special meeting. Accordingly, a BowX stockholder’s failure to vote virtually or by proxy at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on this proposal.

The Stock Issuance Proposal is cross-conditioned on the approval of the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal.

Recommendation of the BowX Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL

Overview

On                , 2021, the BowX board of directors approved and adopted the WeWork 2021 Equity Incentive Plan (or “2021 Plan”), effective as of and contingent on the consummation of the Business Combination, and subject to approval of BowX stockholders. If the 2021 Plan is approved by BowX stockholders and the Business Combination is consummated, New WeWork will be authorized to grant equity and cash incentive awards to eligible service providers pursuant to the Plan. BowX is asking its stockholders to approve the 2021 Plan, the material terms of which are described below.

A copy of the 2021 Plan is attached to this proxy statement/prospectus as Annex D and the description below is qualified in its entirety by reference to that attached plan document.

The 2021 Plan

The purpose of the 2021 Plan is to provide an additional incentive to persons whose contributions are essential to the success of the business and to attract and retain competent and dedicated persons whose efforts will result in long-term profitability. BowX believes that equity-based awards to be issued under the 2021 Plan will motivate officers, employees, non-employee directors, and consultants to faithfully and diligently perform their responsibilities and will strengthen their commitment to New WeWork. BowX believes that grants of incentive equity and equity-based awards are essential to attracting and retaining highly qualified service providers.

Summary of the 2021 Plan

This section summarizes certain principal features of the 2021 Plan.

Eligibility and Administration

Officers, employees, consultants and non-employee directors of New WeWork and its affiliates are eligible to receive awards under the 2021 Plan. It is anticipated that there will be approximately 4,300 employees and 8 non-employee directors eligible to receive awards under the 2021 Plan immediately following the consummation of the Business Combination.

New WeWork’s board of directors will administer the 2021 Plan unless they appoint a committee of directors to administer certain aspects of the 2021 Plan. The board of directors or committee administering the 2021 Plan is referred to herein as the “plan administrator.” Subject to applicable laws and regulations, the plan administrator is authorized to delegate its administrative authority under the 2021 Plan to an officer of New WeWork or other individual or group.

The plan administrator will have the authority to exercise all powers either specifically granted under the 2021 Plan or necessary and advisable in the administration of the 2021 Plan; to interpret the 2021 Plan and award agreements; and to adopt, alter and repeal rules for the administration of the 2021 Plan as it deems advisable. Subject to the conditions and limitations in the 2021 Plan, the plan administrator will also have the authority to determine which eligible service providers receive awards, to grant awards, and to set the terms and conditions of all awards under the 2021 Plan, including any vesting (time and/or performance vesting) and vesting acceleration provisions. Because awards under the 2021 Plan are to be made in the discretion of the plan administrator, the benefits to be received by officers, directors or any other individuals following the adoption of the 2021 Plan are not currently determinable.

Shares Available for Awards

BowX will initially reserve a pool of shares of New WeWork Common Stock for issuance under the 2021 Plan equal to 5% of the Aggregate Fully Diluted Company Capital Stock (as such term is defined in the Merger

Agreement) as of the Closing, estimated to equal approximately                  shares initially available for issuance under the 2021 Plan. In addition, such aggregate number of shares may, subject to the approval of the New WeWork board of directors, increase on January 1 of each year beginning January 1, 2022, but not after the 10 year anniversary of the effective date of the 2021 Plan, in an amount equal to the lesser of (i) a number equal to the excess (if any) of (A) 5% of the Aggregate Fully Diluted Company Capital Stock as of the Closing over (B) the number of shares of New WeWork Common Stock then reserved for issuance under the 2021 Plan as of such January 1, and (ii) such smaller number of shares of New WeWork Common Stock as is determined by the New WeWork board of directors; provided however, that the total number of shares of New WeWork Common Stock reserved for issuance (inclusive of any shares allocated to outstanding awards) may not exceed 8% of the Aggregate Fully Diluted Company Capital Stock as of the Closing. The maximum aggregate number of shares of New WeWork Common Stock which may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2021 Plan will equal the number of shares initially reserved in the pool for issuance under the 2021 Plan as of the 2021 Plan’s effective date (estimated to be approximately                  shares).

Shares issued under the 2021 Plan will include authorized but unissued or reacquired shares of New WeWork Common Stock. If an award under the 2021 Plan is paid or settled in cash, is exchanged or withheld as full or partial payment in connection with any option or stock appreciation right (“SAR”), or is exchanged or withheld to satisfy the tax withholding obligations related to an award under the 2021 Plan, then any shares subject to such award may, to the extent of such cash settlement, exchange or withholding, be used again for new grants under the 2021 Plan. If an award under the 2021 Plan or the WeWork Incentive Plans is forfeited, exchanged, surrendered, cancelled or expires, then any forfeited, exchanged, surrendered, cancelled or expired shares subject to such award may be used for new grants under the 2021 Plan, but only to the extent that making such shares available for new grants would not cause the total number of shares of New WeWork Common Stock reserved for issuance under the 2021 Plan (inclusive of any shares allocated to outstanding awards) to exceed 8% of the Aggregate Fully Diluted Company Capital Stock as of the Closing. However, upon the exercise of any award granted in tandem with any other awards, the number of shares subject to the related award as to which the award is exercised may not be used again for grants under the 2021 Plan. Shares that again become available for issuance after a forfeiture, expiration, net settlement, or other similar reason described above, will not increase the aggregate limit on the number of shares which may be issued pursuant to ISOs (described above).

Awards that are assumed, converted, or substituted under the 2021 Plan as a result of our acquisition of another company (including by way of merger, combination or similar transactions) will not reduce the shares available for grant under the 2021 Plan.

The maximum amount of compensation awarded to a non-employee member of the New WeWork board of directors pursuant to an award under the 2021 Plan or otherwise (including the amount of cash plus the fair market value of equity awards as of the grant date) for service as a non-employee director for a calendar year may not exceed $1,000,000. This limitation is not subject to proration for a non-employee director’s initial full or partial year of service on our board.

Awards

The 2021 Plan provides for the grant of stock options (including ISOs and nonqualified stock options (“NSOs”)), SARs, restricted stock, restricted stock units (“RSUs”), other stock-based awards, stock bonuses, and cash awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be granted pursuant to an award agreement containing terms and conditions applicable to the award, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than ISOs can be granted to employees, consultants, and directors, but ISOs can be granted only to employees. A brief description of each award type follows.

•	Stock Options and SARs. Stock options provide for the purchase of shares of New WeWork Common Stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount (which may be payable in cash or shares) equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of New WeWork Common Stock on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain adjusted or substitute awards granted or adjusted in connection with a corporate transaction or subject to the 2021 Plan’s anti-dilution provisions discussed below under “Certain Transactions.” The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Options which do not meet the requirements for ISO treatment will be NSOs.

•	Restricted Stock. Restricted stock is an award of forfeitable shares of New WeWork Common Stock that are subject to certain vesting conditions and other restrictions.

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RSUs. RSUs are contractual promises to deliver shares of New WeWork Common Stock in the future or an equivalent in cash, as determined in the discretion of the plan administrator at the time of grant. RSUs may also remain forfeitable unless and until specified conditions are met. In addition, the plan administrator may, but need not, provide in an RSU award agreement that the grantee of the RSU will be paid or accrue the equivalent value of dividends paid on shares of New WeWork Common Stock prior to the settlement of such RSU (i.e., dividend equivalent rights).

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Other Stock-Based Awards. Other stock-based awards are other awards valued wholly or partially by referring to, or otherwise based on, shares of New WeWork Common Stock, including dividend equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New WeWork Common Stock and may be granted alone or in tandem with awards other than stock options or SARs.

•	Stock Bonuses. Stock bonuses are bonuses payable in fully vested shares of New WeWork Common Stock.

•	Cash Awards. Cash awards are awards payable solely in cash that are subject to the terms and conditions of the 2021 Plan and any other conditions or restrictions determined by the plan administrator.

Certain Transactions

The plan administrator has broad discretion to make adjustments to the terms and conditions of existing and future awards under the 2021 Plan to facilitate necessary or desirable changes in the event of certain transactions and events affecting New WeWork Common Stock, such as mergers, consolidations, special or extraordinary dividends, stock splits, combinations or exchanges of shares, and other reorganizations and corporate transactions. In addition, in connection with these events, known as “changes in capitalization,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards, including the share reserve, number of shares subject to outstanding awards, exercise price and base amounts, as applicable. In the event of a change in control, there is a menu of actions which the plan administrator may take in the plan administrator’s sole discretion, which could include, among other things, providing for accelerated vesting of awards and cancellation of awards. The plan administrator has the discretion to treat awards differently in the event of such a transaction.

No Repricing

Except in connection with changes in capitalization, stockholder approval will be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR in exchange for cash, other awards, or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Plan Amendment and Termination

The plan administrator may amend or terminate the 2021 Plan and any outstanding award under the 2021 Plan at any time. However, no amendment to the 2021 Plan or any outstanding award may materially impair the rights of a participant with respect to an outstanding award without such participant’s consent, unless the amendment is permitted in connection with specified corporate transactions or capitalization adjustments. Stockholder approval will be obtained for any amendment to the extent necessary to comply with the rules of the stock exchange on which New WeWork Common Stock is traded or applicable laws, as determined by the plan administrator. No awards are permitted to be granted under the 2021 Plan on or after the tenth anniversary of the earlier of (i) the date the Company’s board of directors adopts the 2021 Plan and (ii) the date the Company’s stockholders approve the 2021 Plan.

Foreign Participants, Claw back Provisions, Transferability and Participant Payments

The plan administrator may determine which individuals located outside the United States will participate in the 2021 Plan, as well as which affiliates with individuals located outside the United States, if any, will be covered by the 2021 Plan; set the terms and conditions of awards granted to individuals outside the United States; and establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, and modify the terms and conditions of any award if necessary or advisable, including to comply with local law. All awards will be subject to any compensation recovery or clawback policy required pursuant to Section 304 of Sarbanes-Oxley Act of 2002, as amended, and any other legally required recovery or clawback, as well as any clawback policy of New WeWork or an affiliate as may be adopted and amended from time to time. Until they are fully vested and/or exercisable, awards under the 2021 Plan are generally non-transferrable, subject to the plan administrator’s consent, and are generally exercisable only by the participant. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2021 Plan, generally the plan administrator may, in its discretion, accept cash, shares of New WeWork Common Stock that meet specified conditions, or such other consideration as it deems suitable.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2021 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

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Non-Qualified Stock Options. If an optionee is granted an NSO under the 2021 Plan, the optionee generally will not recognize taxable income at the time the option is granted. Generally, the optionee will recognize compensation taxable as ordinary income at the time of exercise of an NSO in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the amount paid for the shares plus the amount of ordinary income recognized by the optionee. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally will be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income (subject to limitations on deductions which may apply pursuant to applicable tax law, including Code Section 162(m)).

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Incentive Stock Options. A participant receiving ISOs will not recognize taxable income upon grant. Additionally, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of New WeWork Common Stock received over the option exercise price is potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met at the time of a disposition of the stock, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize compensation taxable as ordinary income in the year of the disposition equal to the lesser of (i) the excess of the amount realized upon the disposition over the exercise price, or (ii) the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price. Any additional gain or loss on the disposition of the stock is treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

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Other Awards. Recipients who receive SARs generally will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. Recipients who receive awards of restricted stock subject to a vesting requirement generally will recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted stock that is not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive RSU awards, other stock-based awards, stock bonuses, or cash awards generally will recognize ordinary income when they receive payment upon settlement of the awards in an amount equal to the amount of cash or the fair market value of the shares received at that time. We or our subsidiaries or affiliates generally will be entitled to a federal income tax deduction at the time and for the same amount as the recipient recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2021 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties, and additional state taxes). To the extent applicable, the 2021 Plan and awards granted under the 2021 Plan will be intended to be structured and interpreted to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code.

New Plan Benefits

All awards under the 2021 Plan are made at the discretion of the plan administrator. We expect that the plan administrator will approve, as soon as practicable following (and subject to the occurrence of) the Closing, one-time grants of approximately 1,100,000 RSUs in the aggregate to eligible employees who are at the senior manager level or below which RSUs will vest (subject to continued employment) on the one-year anniversary of the Closing. None of our directors, named executive officers or other executive officers will receive this one-time grant.

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all then outstanding shares of BowX Common Stock entitled to vote thereon at the special meeting, voting as a single class and who vote at the special meeting. Accordingly, a BowX stockholder’s failure to vote virtually or by proxy at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on this proposal.

The Equity Incentive Plan Proposal is cross-conditioned on the approval of the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the ESPP Proposal.

Recommendation of BowX’s Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL

Overview

On                , 2021, the BowX board of directors approved the WeWork 2021 Employee Stock Purchase Plan (the “ESPP”), effective as of and contingent on the consummation of the Business Combination, and subject to approval of BowX stockholders. If the ESPP is approved by BowX stockholders and the Business Combination is consummated, New WeWork will be authorized to offer eligible employees the ability to purchase shares of New WeWork stock at a discount, subject to various limitations. BowX is asking its stockholders to approve the ESPP.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E. The summary is qualified in its entirety by reference to the complete text of the ESPP.

The ESPP

The ESPP is designed to allow eligible employees of New WeWork to purchase shares of New WeWork Common Stock with their accumulated payroll deductions. The ESPP is administered by New WeWork’s board of directors or an authorized committee thereof comprised of non-employee directors (the “ESPP administrator”). The ESPP is divided into two components: the “423 Component” and the “Non-423 Component.” The 423 Component is intended to qualify under Section 423 of the Code. The Non-423 Component is not intended to qualify under Section 423 of the Code and may generally be used to grant stock options to certain non-U.S. employees and other employees designated by the ESPP administrator. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist eligible employees in acquiring a stock ownership interest in New WeWork, to align such employees’ interests with those of our stockholders, and to encourage such employees to remain in the employment of New WeWork. The BowX board of directors believes that equity offers under the ESPP will assist New WeWork in recruiting and retaining highly qualified employees.

Summary of the ESPP

This section summarizes certain principal features of the ESPP.

Administration

Subject to the terms and conditions of the ESPP, the ESPP administrator will have discretionary authority to administer and interpret the ESPP and to determine the terms and conditions of the offerings of New WeWork Common Stock to be made under the ESPP. Subject to applicable laws and regulations, the ESPP administrator is authorized to delegate administrative tasks under the ESPP to an officer of New WeWork or other individual or group. Interpretations and constructions of the ESPP administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. No member of our board of directors or individual exercising administrative authority with respect to the ESPP will be liable for any action or determination made in good faith with respect to the ESPP.

Share Reserve

The initial maximum number of shares of New WeWork Common Stock which will be authorized for sale under the ESPP is equal to 1% of the Aggregate Fully Diluted Company Capital Stock (as such term is defined in the Merger Agreement) as of the Closing (approximately                  shares). In addition, such aggregate number of shares may, subject to the approval of our board of directors, increase on January 1 of each year beginning January 1, 2023, but not after the 10 year anniversary of the effective date of the ESPP, in an amount equal to 1% of the Aggregate Fully Diluted Company Capital Stock as of the Closing, less any shares authorized but not issued under the ESPP as of the date of such increase. In no event shall the maximum aggregate number of shares available for issuance under the ESPP exceed                  shares. The shares reserved for issuance under the ESPP may be authorized but unissued shares, treasury shares, or shares from any other proper source.

Eligibility

Employees eligible to participate in the ESPP for a given offering generally include employees who are employed by New WeWork or one of its designated subsidiaries on the first day of the offering. Unless otherwise determined by the ESPP administrator or required by law, employees of New WeWork or its designated subsidiaries who, as of the first day of an offering, are customarily scheduled to work less than 20 hours per week or customarily work less than five months in a calendar year will not be eligible to participate in the offering under the ESPP.

Participation

Employees will enroll under the ESPP by completing an enrollment form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation during an offering. Such payroll deductions must be expressed as a whole number percentage, and the accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

However, an employee will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the employee would own (or be deemed to own through attribution) 5% or more of the total combined voting power or value of all classes of stock of New WeWork, or of a subsidiary or parent company of New WeWork. In addition, a participant may not purchase more than 5,000 shares in each offering or any lesser maximum number determined by the ESPP administrator. A participant may not be granted an option that permits the participant’s rights to purchase shares of New WeWork Common Stock to accrue at a rate exceeding $25,000 in fair market value of such stock (determined at the time the option is granted) under the ESPP or any other employee stock purchase plan of New WeWork and its parent and subsidiary companies during any calendar year.

Offering

Under the ESPP, participants are offered the option to purchase shares of New WeWork Common Stock at a discount during a series of successive offerings, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering be longer than 27 months in length.

The option price for an offering will generally be the lower of 85% of the closing trading price per share of New WeWork Common Stock on the first day of the offering or 85% of the closing trading price per share on the exercise date, which will occur on the last day of each offering.

Unless a participant has withdrawn from participation in the ESPP before the exercise date of the applicable offering, the participant will be deemed to have exercised the participant’s option in full as of such exercise date. Upon exercise, the participant will purchase the number of whole shares that the participant’s accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization and withdraw from the offering at any time prior to the end of the offering. Upon withdrawal, the participant will receive a refund of the participant’s notional account balance in cash without interest. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective for the next offering by submitting a new enrollment form before the offering for which such change is to be effective.

A participant may not transfer any rights under the ESPP other than by will or the laws of descent and distribution. During a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. The ESPP is unfunded, and all funds received by New WeWork under the ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

Adjustments

In the event of any stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, spin-off, or other similar change in capitalization or event, we will proportionately adjust the number and class of shares approved under the ESPP, the option price for an offering, and the maximum number of shares which a participant may elect to purchase in any single offering. If New WeWork is liquidated or dissolved, the ESPP administrator may provide that options to purchase stock under the ESPP will convert into the right to receive liquidation proceeds (net of the option price). In connection with a merger with or into another corporation, a sale of all or substantially all of our assets or common stock, or any other transaction in which the owners of our voting power immediately before the transaction do not hold a majority following the transaction, the ESPP administrator may take any of the following actions, or do any combination thereof: (i) determine that each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation; (ii) upon written notice to participants, provide that all outstanding options will become exercisable to the extent of accumulated payroll deductions as of a specified date that is more than 10 days before the effective date of the applicable corporate transaction; (iii) upon written notice to participants, provide that all outstanding options will be canceled and accumulated payroll deductions will be returned to participants; or (iv) if the applicable transaction provides for cash payments to the holders of New WeWork Common Stock, provide for cash payments to participants in amounts based on the per-share amount of such cash payments to the stockholders.

Amendment and Termination

The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, to the extent required by applicable laws, the ESPP administrator may not amend the ESPP without obtaining stockholder approval within 12 months before or after the date such amendment is adopted.

U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to the purchase of shares under the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. As such, tax consequences for employees participating in the Non-423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon a sale or disposition of shares purchased under the ESPP, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares: (i) the participant (or the participant’s estate) will recognize compensation taxable as ordinary income measured as the lesser of (A) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (B) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant; and (ii) even if the participant (or the participant’s estate) recognizes ordinary income, we or our subsidiaries or affiliates generally will not be entitled to a federal income tax deduction. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above at a price that is more than the purchase price: (i) the participant will recognize compensation taxable as ordinary income generally measured as the excess of the fair market value of the shares on the date the participant purchased the shares under the ESPP over the purchase price; and (ii) New WeWork will generally be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the participant (subject to any applicable limitations on such deductions). Any additional gain on such sale or disposition will be long-term or short-term capital gain, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold at a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date the participant purchased the shares under the ESPP over the purchase price (and New WeWork will generally be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date the participant purchased them.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote (attending virtually or by proxy) of the holders of a majority of all then outstanding shares of BowX Common Stock entitled to vote thereon at the special meeting, voting as a single class and who vote at the special meeting. Accordingly, a BowX stockholder’s failure to vote virtually or by proxy at the special meeting of stockholders, an abstention from voting or a broker non-vote will have no effect on the outcome of any vote on this proposal.

The ESPP Proposal is cross-conditioned on the approval of the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal and the Equity Incentive Plan Proposal.

Recommendation of BowX’s Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, allows BowX’s board of directors to submit a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and New WeWork and their respective stockholders to make purchases of BowX Common Stock or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the special meeting. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the special meeting and is not approved by the stockholders, BowX’s board of directors may not be able to adjourn the special meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares of BowX Common Stock attending virtually or by proxy and entitled to vote thereon. Accordingly, a BowX stockholder’s failure to vote virtually or by proxy at the special meeting of stockholders or a broker non-vote will have no effect on the outcome of any vote on this proposal. An abstention from voting will have the same effect as a vote against the Adjournment Proposal.

Recommendation of the BowX Board of Directors

THE BOWX BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BOWX STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of BowX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BowX and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BowX’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “BCA Proposal — Interests of BowX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR STOCKHOLDERS EXERCISING REDEMPTION RIGHTS

The following is a discussion of certain U.S. federal income tax consequences for holders of BowX Class A Common Stock that exercise their redemption rights described above under “Special Meeting of BowX— Redemption Rights.” This discussion applies only to shares of BowX Class A Common Stock held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). Further, the discussion is applicable only to holders who purchased BowX Class A Common Stock in the initial public offering.

This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances, including the impact of the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules in Section 451(b) of the Code. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding BowX Class A Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to BowX Class A Common Stock being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of BowX Class A Common Stock who or that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States,

•	a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of BowX Class A Common Stock who or that is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

The following does not purport to be a complete analysis of all potential tax effects associated with redemptions of BowX Class A Common Stock in advance of the Business Combination. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this discussion applies and could affect the accuracy of the statements herein. BowX has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that regarding tax consequences discussed below.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

Redemption of BowX Class A Common Stock.    The redemption of a U.S. holder’s BowX Class A Common Stock pursuant to the redemption provisions described in the section entitled “Special Meeting of BowX — Redemption Rights,” will generally be a taxable transaction for U.S. federal income tax purposes. The treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of BowX Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of BowX Class A Common Stock, the U.S. holder will be treated as described under “U.S. Holders — Gain or Loss on Redemption Treated as a Sale of BowX Class A Common Stock” below. If the redemption does not qualify as a sale of BowX Class A Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “U.S. Holders — Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder owns any of BowX’s stock following the redemption (including any stock treated as constructively owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities), and if so, the total number of shares of BowX’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities) relative to all of BowX’s shares outstanding both before and after the redemption. The redemption of BowX Class A Common Stock generally will be treated as a sale of BowX Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are treated as constructively owned by it. A U.S. holder may be treated as constructively owning, in addition to stock actually owned by the U.S. holder, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include BowX Class A Common Stock that could be acquired pursuant to the exercise of the warrants. Moreover, any BowX stock that a U.S. holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of BowX’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of BowX Class A Common Stock must, among other requirements, be less than 80% of the percentage of BowX’s outstanding voting stock actually and constructively owned by such U.S. holder immediately before the redemption (taking into account both redemptions by other holders of BowX Class A Common Stock and the shares of BowX Class A Common Stock to be issued pursuant to the Business Combination). Because the measurement of a U.S. holder’s percentage interest takes into account stock owned by certain other persons under the constructive ownership rules described above, it is possible for a U.S. holder’s percentage interest to increase after taking such constructive ownership rules into account, notwithstanding the redemption of such U.S. holder’s BowX Class A Common Stock.

There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of our capital stock actually and constructively owned by the U.S. holder are redeemed or (ii) all of the shares of our capital stock actually owned by the U.S. holder are redeemed, the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock of BowX (including any stock constructively owned by the U.S. holder as a result of owning options or warrants).

The redemption of BowX Class A Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in BowX. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in BowX will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption, including the application of the constructive ownership rules described above.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “U.S. Holders — Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed BowX Class A Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Gain or Loss on Redemption Treated as a Sale of BowX Class A Common Stock.    If the redemption qualifies as a sale of BowX Class A Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized in the redemption and the U.S. holder’s adjusted tax basis in its disposed of BowX Class A Common Stock. The amount realized is the sum of the amount of cash and the fair market value of any property received, and a U.S. holder’s adjusted tax basis in its BowX Class A Common Stock generally will equal the U.S. holder’s acquisition cost. Gain or loss will be determined separately for each block of stock (generally, stock acquired at the same cost in a single transaction) redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the BowX Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to BowX Class A Common Stock may suspend the running of the applicable holding period for this purpose. If the running of the holding period for BowX Class A Common Stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. U.S. holders should consult with their own tax advisors as to the potential for a suspension of the holding period in their BowX Class A Common Stock. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of BowX Class A Common Stock, a U.S. holder will generally be treated as receiving a distribution from us. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in BowX Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the BowX Class A Common Stock as described under “U.S. Holders — Gain or Loss on Redemption Treated as a Sale of BowX Class A Common Stock” above.

Dividends (including constructive dividends paid pursuant to a redemption of BowX Class A Common Stock) BowX pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. A corporate U.S. holder may also be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. With certain exceptions (including, but not limited to, dividends (including constructive dividends paid pursuant to a redemption of BowX Class A Common Stock) treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends received by a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to BowX Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Information Reporting and Backup Withholding.    Because whether a U.S. holder’s redemption of BowX Class A Common Stock is treated as a deemed distribution will depend on a U.S. holder’s particular circumstances, and because whether such a deemed distribution constitutes the distribution of a dividend depends on BowX’s then-current and accumulated earnings and profits, the applicable withholding agent may not be able to determine whether (or to what extent) a U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. An applicable withholding agent may report, on an applicable Form 1099, some or all of the cash received by a U.S. holder pursuant to the redemption as dividend income unless the applicable withholding agent has established special procedures allowing U.S. holders to certify that they are not treated as receiving a dividend under the Section 302 tests described above. However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. A withholding agent’s treatment of amounts received pursuant to the redemption as a dividend for U.S. federal income tax purposes is not dispositive, and is not binding on the IRS or such U.S. holder.

In general, information reporting requirements will generally apply to dividends (including constructive dividends paid pursuant to a redemption of BowX Class A Common Stock) paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of BowX Class A Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). If a U.S. holder does not provide us with the correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Redemption of BowX Class A Common Stock.    The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s BowX Class A Common Stock pursuant to the redemption provisions described in the section entitled “Special Meeting of BowX — Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s BowX Class A Common Stock, as described under “U.S. Holders — Redemption of BowX Class A Common Stock” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “Non-U.S. Holders — Gain on Redemption Treated as a Sale of BowX Class A Common Stock” and “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution,” as applicable.

Gain on Redemption Treated as a Sale of BowX Class A Common Stock.    A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale of BowX Class A Common Stock unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held BowX Class A Common Stock, and, in the case where shares of BowX Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of BowX Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of BowX Class A Common Stock. There can be no assurance that BowX Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of shares of BowX Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. BowX believes that it is not, and has not been at any time since its formation, a U.S. real property holding corporation. However, our status as a U.S. real property holding corporation by virtue of having entered into the Merger Agreement is not free from doubt. Moreover, New WeWork may be a U.S. real property holding corporation immediately after the Business Combination is completed. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

Taxation of Redemption Treated as a Distribution.    If the redemption does not qualify as a sale of BowX Class A Common Stock, a Non-U.S. holder will generally be treated as receiving a distribution subject to classification as dividend, return of tax basis or gain as described in “U.S. Holders – Taxation of Redemption Treated as a Distribution” above. In general, with respect to any distributions that constitute dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation). Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale or a distribution, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, the applicable withholding agent may withhold tax at the 30% rate (subject to reduction by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s BowX Class A Common Stock, unless (i) the applicable withholding agent has established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that any applicable withholding agent will establish such special certification procedures. If an applicable withholding agent withholds excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements. If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.    Payments of dividends (including constructive dividends received pursuant to a redemption of BowX Class A Common Stock) on BowX Class A Common Stock to a Non-U.S. holder will not be subject to backup withholding; provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of distributions on BowX Class A Common Stock paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of BowX Class A Common Stock by a Non-U.S. holder within the United States or conducted through certain U.S.-

related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of BowX Class A Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability; provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes.    Sections 1471 to 1474 of the Code (such sections commonly referred to as “FATCA”) impose withholding of 30% on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on BowX Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interest in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of BowX Class A Common Stock.

HOLDERS OF BOWX CLASS A COMMON STOCK CONTEMPLATING EXERCISE OF THEIR REDEMPTION RIGHTS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF SUCH A REDEMPTION, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS FOR WEWORK STOCKHOLDERS

The following is a discussion of certain U.S. federal income tax consequences of the Mergers for WeWork Stockholders that exchange WeWork Capital Stock for BowX Common Stock in the Mergers. This discussion applies only to WeWork Stockholders who hold shares of WeWork Capital Stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances, including the impact of the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules in Section 451(b) of the Code. The following discussion also does not address the tax consequences applicable to holders of WeWork Awards, WeWork Warrants, the WeWork Series C Convertible Note, or other options or warrants to acquire WeWork Capital Stock, holders of Partnerships Profits Interest Units prior to the Business Combination or holders of shares of WeWork Capital Stock who exercise dissenters’ rights. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding shares of WeWork Capital Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to shares of WeWork Capital Stock being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	stockholders who acquired their shares of WeWork Capital Stock pursuant to or in connection with options or other compensation arrangements; and

•

stockholders that hold or have held, directly or pursuant to attribution rules, more than 5% of the WeWork Capital Stock at any time during the five-year period ending on the date of the consummation of the First Merger.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of WeWork Capital Stock who or that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States,

•	a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of WeWork Capital Stock who is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

The following does not purport to be a complete analysis of all potential tax effects associated with the exchange of WeWork Capital Stock for BowX Common Stock in the Mergers. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof.

These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this discussion applies and could affect the accuracy of the statements herein.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Treatment of the Mergers

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code, and each of BowX and WeWork expects to receive a tax opinion from Cooley and Skadden, respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions, representations, covenants, and undertakings of BowX, WeWork, Merger Sub and Merger Sub II. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is breached, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of WeWork and BowX to complete the Mergers, however, is not conditioned upon the receipt of such opinions of Cooley, Skadden or any other counsel.

An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court and there can be no assurance that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither BowX nor WeWork will request a ruling from the IRS with respect to the tax treatment of the Mergers, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Mergers, taken together, as a single integrated transaction that qualifies as a reorganization or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Mergers, the tax consequences would differ from those set forth in this proxy statement/prospectus and holders of WeWork Capital Stock could be subject to U.S. federal income tax upon the receipt of BowX Common Stock in the Mergers.

The following discussion assumes that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code:

U.S. Holders

A U.S. holder will generally not recognize gain or loss as a result of the Mergers. A U.S. holder’s aggregate tax basis in BowX Common Stock received pursuant to the Mergers will equal the U.S. holder’s aggregate tax basis in the WeWork Capital Stock exchanged therefor. A U.S. holder’s holding period in BowX Common Stock received pursuant to the Mergers will include the holding period for its shares of WeWork Capital Stock surrendered in exchange therefor. U.S. holders who hold shares of WeWork Capital Stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of BowX Common Stock received in the Mergers. If a WeWork Stockholder owns both shares of WeWork Common Stock and shares of WeWork Preferred Stock, or owns shares of different series of WeWork Preferred Stock, the WeWork Stockholder will be treated as having separately exchanged its shares of WeWork Common Stock or WeWork Preferred Stock, as applicable, for shares of BowX Common Stock.

Non-U.S. Holders

A Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the exchange of WeWork Capital Stock for BowX Common Stock in the Mergers unless (i) WeWork is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the First Merger or the period that the Non-U.S. holder held its WeWork Capital Stock (the “Relevant Period”), and (ii) the BowX Common Stock received by such Non-U.S. holder in the Mergers is regularly traded on an established securities market. No assurances can be given that, on the date of the First Merger, BowX Common Stock will be treated as “regularly traded on an established securities market” for this purpose. A Non-U.S. holder generally will not recognize any loss realized on the exchange of WeWork Capital Stock for BowX Common Stock in the Mergers for U.S. federal income tax purposes.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). As of the date hereof, WeWork believes that it might have been, as of December 31, 2019, and currently might be, a USRPHC. WeWork does not believe that it will be able to provide certification that it is not and has not been a USRPHC at any time during the five years preceding the date on which the First Merger is consummated. As a result, Non-U.S. holders will be subject to withholding of U.S. tax in an amount equal to 15% of the amount realized on the exchange of their WeWork Capital Stock in the Mergers. For this purpose, the “amount realized” by any Non-U.S. holder will equal the fair market value of any property (including shares of BowX Common Stock) received by such Non-U.S. holder in the Mergers.

If it is determined that (i) WeWork was a USRPHC at any time during the Relevant Period, and (ii) the BowX Common Stock received by such Non-U.S. holder in the Mergers is regularly traded on an established securities market on the date the First Merger is consummated, then a Non-U.S. holder may be subject to U.S. federal income tax on any gain recognized on the exchange of WeWork Capital Stock for BowX Common Stock in the Mergers at generally applicable U.S. federal income tax rates, the amount of which tax may or may not equal the amount withheld by purchaser from such Non-U.S. holder’s amount realized in the Mergers, and the Non-U.S. holder may also be required to file U.S. federal income tax returns with respect to such gain. Any amounts withheld from such Non-U.S. holder’s amount realized generally will be allowed as a credit against such Non-U.S. holder’s U.S. federal income tax liability, if any (or as a full or partial refund if such Non-U.S. holder has no U.S. federal income tax liability or has U.S. federal income tax liability that is less than the amount withheld). If the amount withheld is less than the Non-U.S. holder’s U.S. federal income tax liability for the taxable year of the consummation of the Mergers (taking into account that gain recognized by a Non-U.S. holder from the disposition of shares in a USRPHC is taxable at generally applicable U.S. federal income tax rates), the Non-U.S. holder may owe additional tax. Non-U.S. holders should consult their own tax advisors regarding any additional return filing or tax payment obligations (in the United States or any other jurisdiction) and the possibility of obtaining a refund from the IRS.

HOLDERS OF WEWORK CAPITAL STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of June 30, 2021, the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021, and the year ended December 31, 2020, present the combination of the financial information of BowX and WeWork after giving effect to the Business Combination, PIPE Investment, recapitalization (collectively, the “Business Combination and Related Transactions”) and related adjustments described in the accompanying notes, and have been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the historical balance sheet of BowX and the historical consolidated balance sheet of WeWork on a pro forma basis as if the Business Combination and Related Transactions, summarized below, had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021, and for the year ended December 31, 2020, combine the historical statement of operations of BowX and WeWork for such period on a pro forma basis as if the transaction, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•	The merger of WeWork with and into BowX Merger Sub, a wholly owned subsidiary of BowX, with WeWork surviving the merger as a wholly owned subsidiary of BowX;

•

The issuance and sale of 80,000,000 shares of New WeWork Class A Common Stock for $10.00 per share and an aggregate purchase price of $800 million in the PIPE Investment pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement;

•

The conversion of 9,075,000 shares of BowX Class B Common Stock into 9,075,000 shares of New WeWork Class A Common Stock in connection with the transaction in accordance with the terms of the Merger Agreement;

•	The exchange of all issued and outstanding WeWork Preferred Stock into a number of shares of New WeWork Class A Common Stock based on the Exchange Ratio (using the rounded exchange ratio of 0.8257);

•	The issuance of the First Warrant to SBWW and/or its designees to purchase New WeWork Class A Common Stock based on the Exchange Ratio (using the rounded exchange ratio of 0.8257);

•	The exchange of all issued and outstanding WeWork Common Stock into a number of shares of New WeWork Common Stock based on the Exchange Ratio (using the rounded exchange ratio of 0.8257).

At the Closing, all outstanding WeWork Options, WeWork Restricted Stock Units Awards (RSUs) and warrants will be converted into New WeWork Options and New WeWork Warrants to purchase New WeWork Class A Common Stock, and New WeWork Restricted Stock Unit Awards.

Each WeWork option will be converted into an option to purchase shares of New WeWork Class A Common Stock with the number of shares of New WeWork Class A Common Stock issuable for such WeWork option determined by multiplying the number of WeWork shares that were issuable upon exercise of such WeWork option multiplied by the Exchange Ratio, rounded down to the nearest whole share. Additionally, the exercise price of each converted option will be determined by dividing the exercise price of the respective WeWork Options by the Exchange Ratio, rounded up to the nearest whole cent.

Each award of WeWork restricted stock units will be converted into New WeWork Restricted Stock Units with the number of restricted stock units to be converted determined by multiplying the number of WeWork Common Stock underlying such New WeWork Restricted Stock Units multiplied by the Exchange Ratio.

The following summarizes the pro forma New WeWork Class A Common Stock and New WeWork Class C Common Stock issued and outstanding immediately after the Business Combination and Related Transactions,

presented under the two assumed redemption scenarios, excluding the potential dilutive effect of outstanding stock options, restricted stock units, and common stock warrants:

	Pro Forma Combined Share Ownership in New WeWork
	Assuming No Redemption		Assuming Maximum Redemption(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
WeWork Stockholders(2)	578,276,562	80.8%	578,276,562	86.0%
BowX Sponsor & Sponsor Persons	9,075,000	1.3%	9,075,000	1.3%
BowX Public Stockholders	48,300,000	6.7%	5,068,902	0.8%
PIPE Investors	80,000,000	11.2%	80,000,000	11.9%

Total (excluding certain WeWork shares)(2)	715,651,562	100%	672,420,464	100%

WeWork remaining consideration(2)	77,023,438		77,023,438

Total shares at Closing(2)	792,675,000		749,443,902

(1)

Assumes that 43,231,098 of BowX’s outstanding public shares (being our estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to have at least $5,000,001 of net tangible assets upon Closing) are redeemed in connection with the Business Combination. In the event that BowX Class A shares are redeemed in connection with the Business Combination but the number of shares redeemed is less than 43,231,098, the ownership percentages set forth above will vary on approximately a proportional basis between the two scenarios. For example, if we assume that the number of BowX Class A shares redeemed in connection with the Business Combination total 21,615,549, BowX Public Stockholders will hold a total of 26,684,451 shares of New WeWork common stock at Closing, representing a 3.8% ownership interest.

(2)

Total Consideration to be issued to WeWork is 655,300,000 shares of New WeWork Common Stock. The total shares of New WeWork Class A Common Stock to be issued includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, in-the-money warrants, WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Units with a catch-up base amount greater than the Per Share Merger Consideration (including corresponding shares of New WeWork Class C Common Stock), the WeWork Series C Convertible Note and in-the-money warrants, respectively, at the Closing. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. As of September 14, 2021, the Exchange Ratio is expected to be approximately 0.8257 and there are expected to be issued approximately 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (using the rounded exchange ratio of 0.8257 and not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork Partnerships Profits Interest Units). The numbers in this table reflect the pro forma combined share ownership in New WeWork using the expected Exchange Ratio as of September 14, 2021, and the number of shares as of June 30, 2021, based on the assumptions described above. Inclusion of all such securities would dilute the ownership of all stockholders of New WeWork.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of BowX and WeWork and the notes thereto, as well as the disclosures contained in the sections titled “BowX’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

On March 25, 2021, BowX Acquisition Corp., a Delaware corporation (“BowX”), BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”) and a direct, wholly owned subsidiary of BowX, and WeWork Inc., a Delaware corporation (“WeWork”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into WeWork (the “First Merger”), with WeWork surviving the First Merger as a wholly owned subsidiary of BowX (WeWork, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and as promptly as practicable and as part of the same overall transaction as the First Merger, such Surviving Corporation will be merged with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and a direct wholly owned subsidiary of BowX (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). Following the Closing (as defined herein), BowX intends to change its name to WeWork Inc. (such post-Closing entity, “New WeWork”).

The following tables present selected pro forma information after giving effect to the Business Combination and Related Transactions presented under two scenarios:

•

Assuming No Redemption: This presentation assumes that no public stockholders of BowX exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•

Assuming Maximum Possible Redemption: This presentation assumes 43,231,098 of the public shares are redeemed for their pro rata share of the funds in BowX’s trust account. This scenario gives effect to BowX’s public share redemptions of 43,231,098 shares for aggregate redemption payments of $432.3 million. The Merger Agreement includes as a condition to closing the business combination that, at the closing, BowX will have a minimum of $800 million in cash comprising (i) the amount of cash available in the trust account immediately prior to closing, after deducting the amount required to satisfy the share redemption amount (but prior to payment of any (a) deferred underwriting commissions held in the trust account and (b) any transaction expenses of WeWork and BowX), and (ii) the PIPE investment amount received by BowX prior to or substantially concurrently with the closing. The proceeds from the PIPE investment are expected to satisfy the minimum cash requirement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JUNE 30, 2021

				Assuming No Redemptions		Assuming Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Note
Assets
Current assets:
Cash and cash equivalents	$843,957	$506	$—	$1,185,568	$2,030,031	$(432,311)	$1,597,720	A
Accounts receivable and accrued revenue, net of allowance	118,205	—	—	—	118,205	—	118,205
Other current assets	435,448	—	323	20,417	456,188	—	456,188	B
Prepaid expense	—	323	(323)	—	—	—	—

Total current assets	1,397,610	829	—	1,205,985	2,604,424	(432,311)	2,172,113
Property and equipment, net	5,991,011	—	—	—	5,991,011	—	5,991,011
Lease right-of-use assets, net	13,923,373	—	—	—	13,923,373	—	13,923,373
Restricted cash	11,528	—	—	—	11,528	—	11,528
Equity method and other investments	198,163	—	—	—	198,163	—	198,163
Investments held in trust account	—	483,072	—	(483,072)	—	—	—	C
Goodwill	678,668	—	—	—	678,668	—	678,668
Intangible assets, net	53,806	—	—	—	53,806	—	53,806
Other assets	932,151	—	—	(515)	931,636	—	931,636	D

Total assets	$23,186,310	$483,901	$—	$722,398	$24,392,609	$(432,311)	$23,960,298

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$537,600	$3,674	$—	$(4,967)	$536,307	$—	$536,307	E
Members’ service retainers	347,057	—	—	—	347,057	—	347,057
Deferred revenue	138,207	—	—	—	138,207	—	138,207
Current lease obligations	873,531	—	—	—	873,531	—	873,531
Other current liabilities	440,374	—	48	—	440,422	—	440,422
Franchise tax payable	—	48	(48)	—	—	—	—

Total current liabilities	2,336,769	3,722	—	(4,967)	2,335,524	—	2,335,524
Long-term lease obligations	18,977,544	—	—	—	18,977,544	—	18,977,544
Unsecured related party debt	2,200,000	—	—	—	2,200,000	—	2,200,000

				Assuming No Redemptions		Assuming Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined	Note
Convertible related party liabilities, net	57,944	—	—	(57,944)	—	—	—	F
Long-term debt, net	659,446	—	—		659,446	—	659,446
Other liabilities	242,522	—	—	—	242,522	—	242,522
Deferred underwriting commissions in connection with the initial public offering	—	16,905	—	(16,905)	—	—	—	G
Warrant liabilities		25,963	—	—	25,963	—	25,963

Total liabilities	24,474,225	46,590	—	(79,816)	24,440,999	—	24,440,999
Convertible preferred stock	8,379,182	—	—	(8,379,182)	—	—	—	H
Redeemable noncontrolling interests	291,901	—	—	(291,901)	—	—	—	I
Redeemable BowX Class A Common Stock	—	432,311	—	(432,311)	—	—	—	J
Equity
New WeWork shareholders’ equity (deficit):
WeWork Class A Common Stock	177	—	—	(177)	—	—	—	K
WeWork Class B Common Stock	—	—	—	—	—	—	—
WeWork Class C Common Stock	24	—	—	(24)	—	—	—	L
WeWork Class D Common Stock	—	—	—	—	—	—	—
BowX Class A Common Stock	—	1	—	69	70	(4)	66	M
BowX Class B Common Stock	—	1	—	(1)	—	—	—	N
BowX Class C Common Stock	—	—	—	2	2	—	2	O
Additional paid-in capital	2,775,762	26,609	—	9,611,360	12,413,731	(432,307)	11,981,424	P
Accumulated other comprehensive income (loss)	(116,269)	—	—	—	(116,269)	—	(116,269)
Accumulated deficit	(12,624,690)	(21,611)	—	2,478	(12,643,823)	—	(12,643,823)	Q

Total New WeWork Shareholders’ equity (deficit)	(9,964,996)	5,000	—	9,613,707	(346,289)	(432,311)	(778,600)
Noncontrolling interests	5,998	—	—	291,901	297,899	—	297,899	R

Total equity (deficit)	(9,958,998)	5,000	—	9,905,608	(48,390)	(432,311)	(480,701)

Total liabilities and equity	$23,186,310	$483,901	$—	$722,398	$24,392,609	$(432,311)	$23,960,298

The accompanying notes are an integral part of these pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

				Assuming No and Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$1,191,331	$—	$—	$—		$1,191,331

Expenses:
Location operating expenses	1,598,812	—				1,598,812
Pre-opening location expenses	76,839	—				76,839
Selling, general and administrative expenses	499,502	4,091	99	551	AA	504,243
Franchise tax expense	—	99	(99)			—
Restructuring and other related costs	466,045	—				466,045
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	—				541,585
Depreciation and amortization	364,341	—				364,341

Total expenses	3,547,124	4,190	—	551		3,551,865

Loss from operations	(2,355,793)	(4,190)	—	(551)		(2,360,534)
Interest and other income (expense), net:
Income (loss) from equity method and other investments	(24,510)	—				(24,510)
Interest expense	(217,828)	—				(217,828)
Interest income	9,455	—				9,455
Change in fair value of warrant liabilities	—	(12,671)				(12,671)
Net gain from investments held in trust account	—	60		(60)	BB	—
Foreign currency gain (loss)	(37,925)	—				(37,925)
Gain (loss) from change in fair value of related party financial instruments	(350,822)	—		350,822	CC	—
Loss on extinguishment of debt	—	—				—

Total interest and other income (expense), net	(621,630)	(12,611)	—	350,762		(283,479)

Pre-tax loss	(2,977,423)	(16,801)		350,211		(2,644,013)
Income tax benefit (provision)	(7,282)	—		—	DD	(7,282)

Net loss	(2,984,705)	(16,801)	—	350,211		(2,651,295)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	64,120	—				64,120
Noncontrolling interest — equity	(615)	—				(615)

Net loss attributable to New WeWork	$(2,921,200)	$(16,801)	$—	$350,211		$(2,587,790)

Net loss per share attributable to New WeWork Class A common stockholders:
Basic	$(16.81)

Diluted	$(16.81)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted	173,751,116

				Assuming No and Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined
Assuming No Redemption
Pro forma net loss per share attributable to New WeWork Class A common stockholders
Basic					$(4.17)

Diluted					$(4.17)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted					713,594,334
Assuming Maximum Redemption
Pro forma net loss per share attributable to New WeWork Class A common stockholders:
Basic					$(4.44)

Diluted					$(4.44)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted					670,363,236

The accompanying notes are an integral part of these pro forma financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

				Assuming No and Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$3,415,865	$—	$—	$—		$3,415,865

Expenses:
Location operating expenses	3,542,918	—				3,542,918
Pre-opening location expenses	273,049	—				273,049
Selling, general and administrative expenses	1,604,669	220	122	47,522	AA	1,652,533
Franchise tax expense	—	122	(122)			—
Restructuring and other related costs	206,703	—				206,703
Impairment/(gain on sale) of goodwill, intangibles and other assets	1,355,921	—				1,355,921
Depreciation and amortization	779,368	—				779,368

Total expenses	7,762,628	342	—	47,522		7,810,492

Loss from operations	(4,346,763)	(342)	—	(47,522)		(4,394,627)
Interest and other income (expense), net:
Income (loss) from equity method and other investments	(44,788)	—				(44,788)
Interest expense	(331,217)	—				(331,217)
Interest income	16,910	—				16,910
Change in fair value of warrant liabilities	—	(4,664)				(4,664)
Offering costs associated with private placement warrants	—	(9)				(9)
Net gain from investments held in trust account	—	227		(227)	BB	—
Foreign currency gain (loss)	149,196	—				149,196
Gain (loss) from change in fair value of related party financial instruments	819,647	—		(819,647)	CC	—
Loss on extinguishment of debt	(77,336)	—				(77,336)

Total interest and other income (expense), net	532,412	(4,446)	—	(819,874)		(291,908)

Pre-tax loss	(3,814,351)	(4,788)		(867,396)		(4,686,535)
Income tax benefit (provision)	(19,506)	(22)		—	DD	(19,528)

Net loss	(3,833,857)	(4,810)	—	(867,396)		(4,706,063)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	675,631	—				675,631
Noncontrolling interest — equity	28,868	—				28,868

Net loss attributable to New WeWork	$(3,129,358)	$(4,810)	$—	$(867,396)		$(4,001,564)

Net loss per share attributable to New WeWork Class A common stockholders:
Basic	$(18.38)

Diluted	$(18.38)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted	170,275,761

				Assuming No and Maximum Redemptions
(Amounts in thousands, except share and per share amounts)	WeWork Inc. (Historical)	BowX (Historical)	Reclassification Adjustments	Pro Forma Transaction Accounting Adjustments	Pro Forma Combined
Assuming No Redemption
Pro forma net loss per share attributable to New WeWork Class A common stockholders
Basic					$(6.39)

Diluted					$(6.39)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted					687,212,066

Assuming Maximum Redemption
Pro forma net loss per share attributable to New WeWork Class A common stockholders:
Basic					$(6.84)

Diluted					$(6.84)

Weighted-average shares used to compute net loss per share attributable to New WeWork Class A common stockholders, basic and diluted					642,300,882

The accompanying notes are an integral part of these pro forma financial statements.

Note 1. Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination and Related Transactions had been consummated on June 30, 2021, in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2020, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial information has been prepared assuming that, as of September 14, 2021, the Exchange Ratio is expected to be approximately 0.8257.

The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with U.S. GAAP and SEC rules and regulations.

The historical financial information of BowX and WeWork has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination and Related Transactions in accordance with U.S. GAAP.

Transaction costs that are determined to be directly attributable and incremental to the transaction will be deferred and recorded as other assets in the balance sheet leading up until the Closing. For the pro forma purposes, such costs will be recorded as a reduction in cash with a corresponding reduction of additional paid-in capital.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement the Business Combination will be accounted for under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) as a reverse acquisition and a recapitalization of WeWork. The Business Combination will be accounted for as a reverse acquisition because WeWork has been determined to be the accounting acquirer primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•	Existing WeWork stockholders comprise a relative majority of the voting power of the combined company,

•	WeWork’s operations prior to the acquisition comprise the only ongoing operations of New WeWork,

•	The majority of New WeWork’s board of directors are being appointed by WeWork Stockholders, and

•	The majority of New WeWork’s senior management are being comprised of WeWork’s senior management.

Accordingly, the Business Combination is expected to be reflected as the equivalent of WeWork issuing stock for the net assets of BowX, accompanied by a recapitalization. Under this method of accounting, BowX is treated as the “acquired” company for financial reporting purposes. The net assets of BowX are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of WeWork.

Following the Closing (as defined below) of the Business Combination and Related Transactions, holders of BowX Class A Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the trust account. Each BowX Stockholder that is a holder of BowX Class A Common Stock may elect to redeem all or a portion of its BowX Class A Common Stock at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the trust account (including any interest earned on the funds held in the trust account).

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align WeWork’s and BowX’s financial statement presentation. Upon completion of the Business Combination and Related Transactions, management will perform a comprehensive review of WeWork’s and BowX’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.

Note 2. Description of Business Combination

On March 25, 2021, BowX entered into the Merger Agreement with Merger Sub and WeWork, pursuant to which, among other things, (i) Merger Sub will merge with and into WeWork, the separate corporate existence of Merger Sub will cease and WeWork will be the surviving corporation and a wholly owned subsidiary of BowX (the “First Merger”) and (ii) as soon as practicable following the First Merger and as part of the same overall transaction as the First Merger, the surviving corporation will merge with and into Merger Sub II, with Merger Sub II being the surviving entity of such merger (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the transaction, BowX will change its name to WeWork, Inc.

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the First Merger (the “Closing”) will take place on the date which is two (2) business days after the first date on which all conditions set forth in Article IX of the Merger Agreement have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as BowX and WeWork may mutually agree in writing. The date on which the Closing actually occurs is referred to in the Merger Agreement as the “Closing Date.” The date and time the First Merger becomes effective is referred to as the “Effective Time.”

As a result of and upon the Closing, among other things, all outstanding shares of WeWork Capital Stock immediately prior to the Effective Time of the First Merger (other than shares of WeWork Class C Common Stock, Treasury Shares, Dissenting Shares and shares of WeWork Capital Stock reserved in respect of WeWork Awards (each as defined in this proxy statement/prospectus section entitled “BCA Proposal — Consideration and Conversion of Certain WeWork Securities”)) will be cancelled in exchange for the right to receive a portion of the Aggregate Merger Consideration.

Additionally, as a result of and upon the Closing, in accordance with the applicable terms of the WeWork Warrants, the WeWork Warrants will be converted into the right to receive a warrant to purchase shares of New WeWork Common Stock upon the same terms and conditions as are in effect with respect to such WeWork Warrant immediately prior to the Effective Time except that (i) such Converted New WeWork Warrant will relate to that whole number of shares of New WeWork Common Stock (rounded down to the nearest whole share) equal to the number of shares of WeWork Capital Stock subject to such WeWork Warrants, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted New WeWork Warrant shall be equal to the exercise price per share of such WeWork Warrants in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). An additional 80,000,000 shares of New WeWork Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors, for a total aggregate purchase price of $800,000,000. The proceeds of the PIPE Investment, together with the amounts remaining in BowX’s trust account as of immediately following the Effective Time of the First Merger, will be retained by New WeWork following the Closing. For further details, see the section entitled “BCA Proposal — The Merger Agreement — Consideration and Conversion of Certain WeWork Securities — Aggregate Merger Consideration.”

Pursuant to the Organizational Documents, a public stockholder may request of BowX that BowX redeem all or a portion of its public stock for cash if the Business Combination is consummated determined by the pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination.

Note 3. Pro Forma Adjustments

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(A) Cash. Reflects the impact of the Business Combination and Related Transactions on the cash balance of New WeWork. The table below reflects the sources and uses of funds related to the Business Combination and Related Transactions:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
Cash balance of WeWork prior to Business Combination		$843,957	$843,957
Cash balance of BowX prior to Business Combination		506	506

Total Pre-adjustment cash balance		844,463	844,463
Proceeds from cash held in trust account	1	483,072	483,072
Payment of underwriter fees	2	(16,905)	(16,905)
PIPE Investment	3	800,000	800,000
Payment of transaction costs	4	(54,117)	(54,117)
Payment of employee bonuses	5	(26,482)	(26,482)
Payment to redeeming BowX Stockholders	6	—	(432,311)

Adjustment to cash in connection with the Business Combination		1,185,568	753,257

Ending cash and cash equivalents balance		$2,030,031	$1,597,720

(1)

Reflects the reclassification of $483.1 million of cash and cash equivalents held in the trust account at the balance sheet date that becomes available to fund expenses in connection with the transaction or future needs of New WeWork.

(2)	Reflects the payment of $16.9 million of deferred underwriters’ fees. The fees are expected to be paid at closing out of the monies in the trust account.
(3)	Represents the proceeds from the PIPE subscription agreements of 80,000,000 shares of BowX Class A Common Stock at $10 per share.
(4)

Represents expected settlement of BowX and WeWork transaction costs at close in connection with the Mergers. Of the total, $39.1 million relates to financial advisory, legal and other fees to be incurred, and $15.0 million relates to PIPE fees. Of the amount shown, $4.9 million was incurred or accrued on the balance sheet as of June 30, 2021.

(5)

Represents the payment of $26.5 million in bonuses to employees upon closing of the transaction, of which $24.5 million is subject to clawback if the employee does not meet certain service conditions and is therefore presented as deferred compensation expense that will be amortized over the requisite service period.

(6)	Represents the maximum redemption of 43,231,098 shares for aggregate redemption payments of $432.3 million at a redemption price of $10 per share.

(B) Other Current Assets. Represents the payment of $26.5 million in bonuses to employees upon closing of the transaction, of which $24.5 million is subject to clawback if the employee does not meet certain service conditions and is therefore presented as deferred compensation expense that will be amortized over the requisite service period.

(C) Investments held in Trust Account. Reflects the reclassification of $483.1 million of cash and cash equivalents held in the trust account at the balance sheet date that becomes available to fund expenses in connection with the transaction or future needs of New WeWork.

(D) Other Assets. Reflects the impact of the Business Combination and Related Transactions on the other assets balance of New WeWork. The table below reflects the impacts related to the Business Combination and Related Transactions:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
Other assets balance of WeWork prior to Business Combination		$932,151	$932,151
Other assets balance of BowX prior to Business Combination		—	—

Total Pre-adjustment other assets		932,151	932,151
Deferred employee bonuses	1	4,083	4,083
Transaction costs incurred	2	(4,598)	(4,598)

Adjustment to other assets with the Business Combination		(515)	(515)

Ending other assets of New WeWork		$931,636	$931,636

(1)

Represents the payment of $26.5 million in bonuses to employees upon closing of the transaction, of which $24.5 million is subject to clawback if the employee does not meet certain service conditions and is therefore presented as deferred compensation expense that will be amortized over the requisite service period.

(2)	Represents WeWork transaction costs previously capitalized, including $3.2 million paid as of June 30, 2021.

(E) Accounts payable and accrued expenses. Reflects transaction expenses, including WeWork amounts previously capitalized and not paid of $1.4 million, and BowX amounts incurred and not paid of $3.5 million.

(F) Convertible related party liabilities, net. Reflects exchange of WeWork Preferred Stock warrants into BowX Class A Common Stock warrants, pursuant to the terms of the Merger Agreement. WeWork Preferred Stock warrants were previously redeemable, resulting in WeWork classifying such warrants as liabilities in its historical financial statements. The New WeWork Class A Common Stock warrants exchanged for WeWork Preferred Stock warrants are equity-classified warrants and the adjustment reflects the reclassification of the warrants from liability to additional paid-in capital.

(G) Deferred underwriting commissions in connection with the initial public offering. Reflects the payment of $16.9 million of deferred underwriters’ fees. The fees are expected to be paid at closing out of the monies in the trust account.

(H) Convertible Preferred Stock. Reflects the impact of the Business Combination and Related Transactions on the Convertible Preferred Stock. The table below reflects the impacts related to the Business Combination and Related Transactions:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
Convertible Preferred Stock WeWork prior to Business Combination		$8,379,182	$8,379,182
Convertible Preferred Stock of BowX prior to Business Combination		—	—

Total Pre-adjustment Convertible Preferred Stock		8,379,182	8,379,182
Conversion of WeWork Preferred Stock to Class A Common Stock	1	(8,376,150)	(8,376,150)
Cancellation and automatic conversion of WeWork Series C Convertible Note to BowX Class A Common Stock	2	(3,032)	(3,032)

Adjustment to Convertible Preferred Stock with the Business Combination		(8,379,182)	(8,379,182)

Ending Convertible Preferred Stock of New WeWork		$—	$—

(1)

Represents conversion of 499,018,795 shares of Preferred Stock to 412,039,819 shares of BowX Class A Common Stock as part of recapitalization of WeWork equity and issuance of post-combination Common Stock to WeWork Preferred Stockholders as consideration for the reverse recapitalization.

(2)

Represents cancellation and automatic conversion of WeWork Series C Convertible Notes (convertible into 566,933 shares of Series C Preferred Stock if converted prior to Closing) to 468,116 shares of BowX Class A Common Stock.

(I) Redeemable noncontrolling interests. Represents reclassification of noncontrolling interests from temporary equity to permanent equity, reflecting cancellation of redemption feature upon occurrence of liquidity event.

(J) Mezzanine BowX Class A Common Stock. Represents the reclassification of BowX public shares, subject to possible redemption, from temporary equity to permanent equity, assuming no redemptions.

(K) WeWork Common Stock, Class A. Represents conversion of 176,628,752 WeWork Class A Common Stock to 145,842,360 shares of BowX Class A Common Stock as consideration for the reverse recapitalization.

(L) WeWork Common Stock, Class C. Represents conversion of 24,132,575 shares of WeWork Class C Common Stock to 19,926,267 shares of BowX Class C Common Stock as consideration for the reverse recapitalization.

(M) BowX Class A Common Stock. Reflects the impact of the Business Combination and Related Transactions on the BowX Class A Common Stock not subject to redemption. The table below reflects the impacts related to the Business Combination and Related Transactions:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
WeWork Class A Common Stock prior to Business Combination		$—	$—
BowX Class A Common Stock prior to Business Combination		1	1

Total Pre-adjustment Class A Common Stock		1	1
PIPE Investment proceeds	1	8	8
Reclassification of BowX public shares to BowX Class A Common Stock	2	4	4
Conversion of WeWork Preferred Stock to BowX Class A Common Stock	3	41	41
Conversion of WeWork Series C Convertible Note to BowX Class A Common Stock	4	—	—
Conversion of WeWork Class A Common Stock to BowX Class A Common Stock	5	15	15
Forfeiture and conversion of BowX Class B Common Stock to BowX Class A Common Stock	6	1	1
Redemption of BowX public shares	7	—	(4)

Adjustment to Class A Common Stock with the Business Combination		69	65

Ending Class A Common Stock of New WeWork		$70	$66

(1)	Represents the proceeds from the PIPE subscription agreements of 80,000,000 shares of BowX Class A Common Stock at $10 per share.
(2)	Represents the reclassification of BowX public shares, subject to possible redemption, from temporary equity to permanent equity, assuming no redemptions.
(3)

Represents conversion of 499,018,795 shares of Preferred Stock to 412,039,819 shares of BowX Class A Common Stock as part of recapitalization of WeWork equity and issuance of post-combination Common Stock to WeWork Preferred Stockholders as consideration for the reverse recapitalization.

(4)

Represents cancellation and automatic conversion of WeWork Series C Convertible Notes (convertible into 566,933 shares of Series C Preferred Stock if converted prior to Closing) to 468,116 shares of BowX Class A Common Stock.

(5)	Represents conversion of 176,628,752 WeWork Class A Common Stock to 145,842,360 shares of BowX Class A Common Stock as consideration for the reverse recapitalization.

(6)

Represents sponsor’s forfeiture of 3,000,000 shares of BowX Class B Common Stock pursuant to the terms of the Sponsor Support Agreement, with such shares cancelled by BowX, and the conversion of the remaining 9,075,000 shares of BowX Class B Common Stock to a like number of shares of BowX Class A Common Stock.

(7)	Represents the maximum redemption of 43,231,098 shares for aggregate redemption payments of $432.3 million at a redemption price of $10 per share.

(N) BowX Class B Common Stock. Represents sponsor’s forfeiture of 3,000,000 shares of BowX Class B Common Stock pursuant to the terms of the Sponsor Support Agreement, with such shares cancelled by BowX, and the conversion of the remaining 9,075,000 shares of BowX Class B Common Stock to a like number of shares of BowX Class A Common Stock.

(O) BowX Class C Common Stock. Represents conversion of 24,132,575 shares of WeWork Class C Common Stock to 19,926,267 shares of BowX Class C Common Stock as consideration for the reverse recapitalization.

(P) Additional paid-in capital. Reflects the impact of the Business Combination and Related Transactions on the additional paid-in capital of New WeWork. The table below reflects the impacts related to the Business Combination and Related Transactions:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
Additional paid-in capital of WeWork prior to Business Combination		$2,775,762	$2,775,762
Additional paid-in capital of BowX prior to Business Combination		26,609	26,609

Total Pre-adjustment additional paid-in capital		2,802,371	2,802,371
PIPE Investment proceeds	1	799,992	799,992
Reclassification of BowX public shares to BowX Class A Common Stock	2	432,307	432,307
Conversion of WeWork Preferred Stock to BowX Class A Common Stock	3	8,376,109	8,376,109
Cancellation and automatic conversion of WeWork Series C Convertible Note to BowX Class A Common Stock	4	3,032	3,032
Conversion of WeWork Class A Common Stock to BowX Class A Common Stock	5	162	162
Conversion of WeWork Class C Common Stock to BowX Class C Common Stock	6	22	22
Sponsor’s forfeiture of 3,000,000 BowX Class B Common Stock	7	—	—
Reclassification of BowX accumulated deficit	8	(18,079)	(18,079)
Payment of transaction costs	9	(57,280)	(57,280)
Exchange of WeWork Preferred Stock warrants into BowX Class A Common Stock warrants	10	57,944	57,944
Issuance of equity-classified warrant to an existing WeWork preferred shareholder	11	390,713	390,713
Fair value of contingently issuable shares related to warrants issued to principal stockholders	11	(390,713)	(390,713)
Incremental stock-based compensation expense	12	17,151	17,151
Redemption of BowX public shares	13	—	(432,307)

Adjustment to additional paid-in capital with the Business Combination		9,611,360	9,179,053

Ending additional paid-in capital of New WeWork		$12,413,731	$11,981,424

(1)	Represents the proceeds from the PIPE subscription agreements of 80,000,000 shares of BowX Class A Common Stock at $10 per share.
(2)	Represents the reclassification of BowX public shares, subject to possible redemption, from temporary equity to permanent equity, assuming no redemptions.
(3)

Represents conversion of 499,018,795 shares of Preferred Stock to 412,039,819 shares of BowX Class A Common Stock as part of recapitalization of WeWork equity and issuance of post-combination Common Stock to WeWork Preferred Stockholders as consideration for the reverse recapitalization.

(4)

Represents cancellation and automatic conversion of WeWork Series C Convertible Notes (convertible into 566,933 shares of Series C Preferred Stock if converted prior to Closing) to 468,116 shares of BowX Class A Common Stock.

(5)	Represents conversion of 176,628,752 WeWork Class A Common Stock to 145,842,360 shares of BowX Class A Common Stock as consideration for the reverse recapitalization.
(6)	Represents conversion of 24,132,575 shares of WeWork Class C Common Stock to 19,926,267 shares of BowX Class C Common Stock as consideration for the reverse recapitalization.
(7)

Represents sponsor’s forfeiture of 3,000,000 shares of BowX Class B Common Stock pursuant to the terms of the Sponsor Support Agreement, with such shares cancelled by BowX, and the conversion of the remaining 9,075,000 shares of BowX Class B Common Stock to a like number of shares of BowX Class A Common Stock.

(8)	Represents the reclassification of BowX’s historical accumulated deficit.
(9)

Represents expected settlement of BowX and WeWork transaction costs at close in connection with the Mergers. Of the total, $42.3 million relates to financial advisory, legal and other fees to be incurred, and $15.0 million relates to PIPE fees.

(10)

Reflects exchange of WeWork Preferred Stock warrants into BowX Class A Common Stock warrants, pursuant to the terms of the Merger Agreement. WeWork Preferred Stock warrants were previously redeemable, resulting in WeWork classifying such warrants as liabilities in its historical financial statements. The New WeWork Class A Common Stock warrants exchanged for WeWork Preferred Stock warrants are equity-classified warrants and the adjustment reflects the reclassification of the warrants from liability to additional paid-in capital.

(11)

Represents issuance of equity-classified warrant to existing WeWork preferred shareholder, to purchase 39,110,440 shares of BowX Class A Common Stock (giving effect to the Exchange Ratio) at an exercise price of approximately $0.01 per share. The fair value of the warrants is also reflected as a charge to additional paid-in capital representing an inducement to exercise existing conversion rights of WeWork’s Convertible Preferred Stock by the shareholder. The fair value is calculated using a $10 per share reference price. The actual fair value of the warrants will be dependent on the value of BowX Class A Common Stock at Closing of the Mergers. The fair value of the warrants will fluctuate by approximately $39.1 million for every $1.00 change in share price.

(12)	Reflects incremental stock-based compensation expense related to restricted stock units for which the performance condition is deemed to be satisfied upon Closing.
(13)	Represents the maximum redemption of 43,231,098 shares for aggregate redemption payments of $432.3 million at a redemption price of $10 per share.

(Q) Accumulated deficit. Represents pro forma adjustments to accumulated deficit to reflect the following:

(Amounts in thousands)	Note	No Redemption	Maximum Redemption
Accumulated deficit of WeWork prior to Business Combination		$(12,624,690)	$(12,624,690)
Accumulated deficit of BowX prior to Business Combination		(21,611)	(21,611)

Total Pre-adjustment accumulated deficit		(12,646,301)	(12,646,301)
Reclassification of BowX accumulated deficit	1	18,079	18,079
Non-recurring transaction costs incurred by BowX	2	3,532	3,532
Payment of employee bonuses not subject to service conditions	3	(1,982)	(1,982)
Incremental stock-based compensation	4	(17,151)	(17,151)

Adjustment to accumulated deficit with the Business Combination		2,478	2,478

Ending accumulated deficit of New WeWork		$(12,643,823)	$(12,643,823)

(1)	Represents the reclassification of BowX’s historical accumulated deficit.
(2)	Represents BowX transaction costs incurred but not paid as of June 30, 2021.

(3)	Represents the payment of bonuses to employee management upon closing of the transaction not subject to clawback discussed in (A), (B) and (D) above.
(4)	Reflects incremental stock-based compensation expense related to restricted stock units for which the performance condition is deemed to be satisfied upon Closing.

(R) Noncontrolling interest. Represents reclassification of noncontrolling interests from temporary equity to permanent equity, reflecting cancellation of redemption feature upon occurrence of liquidity event.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

(AA) Selling, general and administrative expenses. Reflects the impact of the Business Combination and Related Transactions on the selling, general and administrative expenses of New WeWork. The table below reflects the impacts related to the Business Combination and Related Transactions:

		No and Maximum Redemptions
(Amounts in thousands)	Note	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Selling, general and administrative expenses of WeWork prior to Business Combination		$499,502	$1,604,669
Selling, general and administrative expenses of BowX prior to Business Combination		4,091	220
Reclassification of BowX franchise tax expense		99	122

Total Pre-adjustment selling, general and administrative expenses		503,692	1,605,011
Incremental incentive compensation expense	1	4,083	22,399
Non-recurring transaction costs incurred by BowX	2	(3,532)	—
Incremental stock-based compensation	3	—	25,123

Adjustment to Selling, general and administrative expenses with the Business Combination		551	47,522

Ending Selling, general and administrative expenses of New WeWork		$504,243	$1,652,533

(1)	Reflects incremental incentive compensation expense related to bonus awards related to the Business Combination.
(2)	Elimination of non-recurring transaction costs incurred by BowX in connection with the transaction.
(3)	Reflects incremental stock-based compensation expense related to restricted stock units for which the performance condition is deemed to be satisfied upon Closing.

(BB) Elimination of net gain from investments held in trust account.

(CC) Reflects the elimination of remeasurement gains on WeWork’s Convertible Preferred Stock warrant liability. See (F) above for further details on convertible related party liabilities.

(DD) No pro forma tax effect reflected due to full valuation allowance as of June 30, 2021 and December 31, 2020.

Note 4. Pro Forma Net Loss Per Share

On February 26, 2021, in connection with the Settlement Agreement (as defined in Note 16 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus), all of the outstanding shares of Class B Common Stock were automatically converted into shares of Class A Common Stock and the shares of Class C Common Stock of the Company now have one vote per share, instead of three (the “Class B Conversion”).

The unaudited pro forma basic and diluted loss per share attributable to Class A Common Stockholders for the six months ended June 30, 2021 and Class A and Class B Common Stockholders for the year ended December 31, 2020 has been prepared to give effect to adjustments to the numerator in the pro forma basic and diluted net loss per share calculation to:

•	include incremental incentive compensation expense related to bonus awards related to the Business Combination and Related Transactions;

•	include incremental stock-based compensation expense related to restricted stock units for which the performance condition is deemed to be satisfied upon Closing;

•	include incremental expense related to the fair value of contingently issuable shares related to warrants issued to principal stockholders;

•	remove net gain from investments held in trust account;

•	remove remeasurement gains on WeWork’s Convertible Preferred Stock warrant liability; and

The unaudited pro forma net basic and diluted net loss per share attributable to Class A Common Stockholders for the six months ended June 30, 2021 and Class A and Class B Common Stockholders for the year ended December 31, 2020 has been prepared to give effect to adjustments to the denominator in the pro forma basic and diluted net income per share calculation to give effect to:

•

the conversion of 9,075,000 shares of BowX Class B Common Stock into 9,075,000 shares of New WeWork Class A Common Stock in connection with the transaction in accordance with the terms of the Merger Agreement;

•

the issuance of 48,300,000 shares of New WeWork Class A Common Stock related to the BowX Public Stockholders assuming no redemption and the issuance of 5,068,902 and 3,388,816 shares of New WeWork Class A Common Stock related to the BowX Public Stockholders for the six months ended June 30, 2021 and year ended December 31, 2020, respectively, assuming maximum redemption pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement;

•	the issuance of 80,000,000 shares of New WeWork Class A Common Stock related to the PIPE Investment pursuant to the Subscription Agreements, executed concurrently with the Merger Agreement;

•

the conversion of all outstanding convertible preferred stock into New WeWork Class A Common Stock based on the Exchange Ratio, which automatically converts in connection with the Business Combination. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later;

•

the automatic conversion of the convertible note that is convertible into shares of New WeWork Class A Common Stock based on the Exchange Ratio, which automatically converts in connection with the Business Combination. The convertible note is convertible into 566,933 shares of WeWork Series C Preferred Stock if converted prior to Closing. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later;

•

the automatic conversion of warrants issued to principal stockholder including contingently issuable shares, into shares of New WeWork Class A Common Stock based on the Exchange Ratio, which automatically converts in connection with the Business Combination. The Company used the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later;

•

the issuance of New WeWork Class A Common Stock upon the vesting and settlement of RSUs for which the service-based vesting condition was satisfied as of June 30, 2021 and December 31, 2020 and the qualifying liquidity-based vesting condition will be satisfied in connection with the Business Combination (“liquidity-based RSUs”).

The numerators and denominators of the basic and diluted pro forma net loss per share computations for our Common Stock are calculated as follows for the six months ended June 30, 2021:

(Amounts in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Numerator:
Pro forma combined net loss attributable to New WeWork	$(2,587,790)	$(2,587,790)
Fair value of contingently issuable shares related to warrants issued to principal stockholders	(390,713)	(390,713)

Net loss attributable to New WeWork Class A Common Stockholders	$(2,978,503)	$(2,978,503)

Denominator:
Basic shares:
Pro forma WeWork Inc. weighted-average shares outstanding used for basic net loss per share computation	143,466,296	143,466,296
Pro forma BowX Sponsor & Sponsor Persons shares	9,075,000	9,075,000
Pro forma BowX Public Stockholders shares	48,300,000	5,068,902
Pro forma PIPE Investor Shares	80,000,000	80,000,000
Pro forma adjustment to reflect warrants issued to principal stockholder	44,157,336	44,157,336
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, Acquisition and Junior preferred stock to New WeWork Class A Common Stock	387,644,361	387,644,361
Pro forma adjustment to reflect assumed conversion of convertible notes to Class A Common Stock	568,729	568,729
Pro forma adjustment to reflect assumed conversion of vested liquidity-based RSUs	382,612	382,612

Number of shares used for pro forma basic net loss per share computation	713,594,334	670,363,236

Diluted shares:
Weighted-average shares — Diluted	713,594,334	670,363,236

Pro forma net loss per share attributable to New WeWork Class A Common Stockholders:
Basic	$(4.17)	$(4.44)

Diluted	$(4.17)	$(4.44)

The numerators and denominators of the basic and diluted pro forma net loss per share computations for our Common Stock are calculated as follows for the year ended December 31, 2020:

(Amounts in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Numerator:
Pro forma combined net loss attributable to New WeWork	$(4,001,564)	$(4,001,564)
Fair value of contingently issuable shares related to warrants issued to principal stockholders	(390,713)	(390,713)

Net loss attributable to New WeWork Class A Common Stockholders	$(4,392,277)	$(4,392,277)

Denominator:
Basic shares:
Pro forma WeWork Inc. weighted-average shares outstanding used for basic net loss per share computation	140,596,696	140,596,696
Pro forma BowX Sponsor & Sponsor Persons shares	9,075,000	9,075,000
Pro forma BowX Public Stockholders shares	48,300,000	3,388,816
Pro forma PIPE Investor Shares	80,000,000	80,000,000
Pro forma adjustment to reflect warrants issued to principal stockholder	151,413,202	151,413,202
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, Acquisition and Junior preferred stock to New WeWork Class A Common Stock	256,098,259	256,098,259
Pro forma adjustment to reflect assumed conversion of convertible notes to Class A Common Stock	648,424	648,424
Pro forma adjustment to reflect assumed conversion of vested liquidity-based RSUs	1,080,485	1,080,485

Number of shares used for pro forma basic net loss per share computation	687,212,066	642,300,882

Diluted shares:
Weighted-average shares — Diluted	687,212,066	642,300,882

Pro forma net loss per share attributable to New WeWork Class A Common Stockholders:
Basic	$(6.39)	$(6.84)

Diluted	$(6.39)	$(6.84)

INFORMATION ABOUT BOWX

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to BowX prior to the consummation of the Business Combination.

General

BowX is a blank check company formed under the laws of the State of Delaware on May 19, 2020. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization reorganization or other similar business combination with one or more businesses or entities. Although not limited to a particular industry or geographic location for purposes of consummating a business combination, BowX focuses on businesses in the technology, media and telecommunications (“TMT”) industries.

On August 7, 2020, we consummated our initial public offering of 42,000,000 units, at $10.00 per unit, and, on August 13, 2020, pursuant to the underwriters’ exercise of the full over-allotment option, we consummated the sale of an additional 6,300,000 units, at $10.00 per unit, in total, generating aggregate gross proceeds of $483,000,000. Simultaneously with the closing of each of our initial public offering and the exercise of the underwriters’ exercise of the over-allotment option, we consummated the sale of an aggregate of 6,933,333 and 840,000 private placement warrants at a price of $1.50 each to certain of our initial stockholders and certain funds and accounts managed by subsidiaries of BlackRock, Inc., generating gross proceeds of approximately $11,660,000.

Upon the closing of the sale of the units in our initial public offering and the sale of the private placement warrants, $483.0 million ($10.00 per unit) was placed in a trust account located in the United States, which was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in an open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by BowX. As of June 30, 2021, funds in the trust account totaled $483.1 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of: (i) the completion of our initial business combination; (ii) the redemption of any of our public stock to the public stockholders properly submitted in connection with a stockholder vote to amend certain provisions of the Existing Charter prior to an initial business combination and (iii) the redemption of 100% of the shares of our public stock if we do not complete a business combination by August 7, 2022.

Effecting BowX’s Initial Business Combination

Lack of Business Diversification

For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our business combination with only a single entity, our lack of diversification may:

•

subject us to negative economic, competitive, and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate WeWork’s Management Team

Although we closely scrutinized the management of WeWork when evaluating the desirability of effecting our initial business combination with that business, our assessment of WeWork’s management may not prove to be correct. In addition, future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in New WeWork cannot presently be stated with any certainty. While Vivek Ranadivé will remain associated with New WeWork as a director following the Business Combination, it is presently unknown if he will devote his full efforts to our affairs subsequent to the Business Combination. The determination as to whether any members of our management team will remain with the combined company will be made at the time of the Business Combination.

Following the Business Combination, to the extent that we deem it necessary, we may seek to recruit additional managers to supplement the incumbent management team of WeWork. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Fair Market Value of Target Business

The rules of Nasdaq require that BowX’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting fees and taxes payable on the income earned on the trust account). BowX’s board of directors determined that this test was met in connection with the proposed Business Combination. See the section entitled “BCA Proposal Satisfaction of 80% Test” for more details.

Permitted Purchases of, and Other Transactions with Respect to, Our Securities

Our initial stockholders, directors, officers, advisors or their respective affiliates may purchase public stock or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. There is no limit on the number of securities such persons may purchase. Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material non-public information), our initial stockholders, directors, officers, advisors or their respective affiliates may enter into transactions with investors and others to provide them with incentives to acquire public stock, vote their public stock in favor of our initial business combination or not redeem their public stock. However, they have no current commitments, plans or intentions to engage in such purchases or other transactions and have not formulated any terms or conditions for any such purchases or other transactions. None of the funds held in the trust account will be used to purchase public stock or warrants in such transactions. Such persons will be subject to restrictions in making any such purchases when they are in possession of any material non-public information or if such purchases are prohibited by Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our stock, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that our initial stockholders, directors, officers, advisors or their respective affiliates purchase public stock in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the Business Combination, such selling stockholders would be required to revoke their prior elections to redeem their stock and any proxy to vote against the Business Combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination or (iii) satisfy the Minimum Available Cash Condition, where it appears that such requirement would otherwise not be met. Any such transactions may result in the completion of the Business Combination when it may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of BowX Class A Common Stock or public warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on a national securities exchange.

It is likely that our initial stockholders, officers, directors and/or their respective affiliates would identify the stockholders with whom they may pursue privately negotiated transactions by either the stockholders contacting us or them directly or by our receipt of redemption requests submitted by stockholders (in the case of public stock) following our mailing of proxy materials in connection with the Business Combination. To the extent that our initial stockholders, officers, directors, advisors or their respective affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming stockholders who have expressed their election to redeem their stock for a pro rata share of the trust account or vote against the Business Combination. Our initial stockholders, officers, directors, advisors or their respective affiliates are restricted from purchasing shares unless such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

Redemption Rights for Public Stockholders Upon Completion of Our Initial Business Combination

We are providing our public stockholders with the opportunity to redeem all or a portion of their BowX Class A Common Stock upon the completion of our initial business combination. Pursuant to the Existing Charter, we are:

•

conducting the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	filing proxy materials with the SEC.

As described above, we will complete the Business Combination only if a majority of the outstanding shares of BowX Common Stock voted are voted in favor of the Business Combination. A quorum for such meeting will consist of the holders attending virtually or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of BowX capital stock entitled to vote at such meeting. Our initial stockholders, officers and directors will count toward this quorum and have agreed to vote any founder shares and any public shares held by them in favor of our initial business combination. As a result, in addition to their founder shares, we would need only 18,112,500, or 37.5% (assuming all outstanding shares are voted), of the 48,300,000 public shares sold in the initial public offering to be voted in favor of a transaction in order to have the Business Combination approved. However, because we generally only need a majority of the outstanding shares to be voted in favor of a proposed business combination to have such transaction approved, the number of shares of public stock needed to be voted in favor of any transaction decreases as the overall number of shares of public stock voted decreases. Accordingly, we would need only 3,018,751, or 6.25%, of the 48,300,000 shares of public stock sold in our initial public offering to be voted in favor of a transaction if only the minimum number of shares representing a quorum are voted in order to have the Business Combination approved (assuming the underwriters’ exercise of the over-allotment option is not exercised). These quorums and voting thresholds, and the voting agreements of our initial stockholders, officers and directors, may make it more likely that we will consummate the Business Combination. Each public stockholder may elect to redeem his, her or its shares of public stock irrespective of whether he, she or it votes for or against the proposed transaction or do not vote at all.

Our Existing Charter provides that we will only redeem our public shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination (so that we do not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial business combination. In the event the aggregate cash consideration we would be required to pay for all shares of BowX Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed Business Combination exceed the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, and all shares of BowX Class A Common Stock submitted for redemption will be returned to the holders thereof, and instead we may search for an alternate business combination.

Limitations on Redemptions Upon Completion of Our Initial Business Combination

Notwithstanding the foregoing, our Existing Charter provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in our initial public offering (“Excess Shares”) owned by them, without our prior consent. We believe this restriction discourages stockholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public stockholder holding more than an aggregate of 15% of the shares sold in our initial public offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our stockholders’ ability to redeem no more than 15% of the shares sold in our initial public offering, we believe we limit the ability of a small group of stockholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, our Existing Charter does not restrict our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Redemption of Shares of Public Stock and Liquidation if No Business Combination

Our Existing Charter provides that we have until August 7, 2022, to complete the Business Combination or another initial business combination. If we have not completed our initial business combination within such time period or during any extended time that we have to consummate a business combination beyond August 7, 2022, as a result of a stockholder vote to amend our Existing Charter (“Extension Period”), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public stock, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of public stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the allotted time period.

The Sponsor and Sponsor Persons have waived their rights to liquidating distributions from the trust account with respect to any Class B Common Stock held by them if we fail to complete our initial business combination within the allotted time period. However, if they acquire public stock in the open market they will be entitled to liquidating distributions from the trust account with respect to such shares of public stock if we fail to complete our initial business combination within the allotted time period.

We will not propose any amendment to our Existing Charter (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our Existing Charter or to redeem 100% of our public stock if we do not complete our initial business combination by August 7, 2022, or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their public stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, divided by the number of then outstanding shares of public stock. However, we will only redeem our public stock so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial business combination (so that we do not then become subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of shares of public stock such that we cannot satisfy the net tangible asset requirement (described above) we would not proceed with the amendment or the related redemption of our public stock.

BowX expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,250,000 of proceeds held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing BowX’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, BowX may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds from our initial public offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account and any tax payments or expenses for dissolution of the trust, the per-share redemption amount received by stockholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of BowX’s creditors which would have higher priority than the claims of BowX’s public stockholders. BowX cannot assure you that the actual per-share redemption amount received by public stockholders will not be substantially less than $10.00. See the section entitled “Risk Factors — Risks Related to the Business Combination and BowX — If third parties bring claims against BowX, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein. While BowX intends to pay such amounts, if any, BowX cannot assure you that BowX will have funds sufficient to pay or provide for all creditors’ claims. Under Section 281(b) of the DGCL, our plan of dissolution must provide for all claims against us to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before we make any distribution of our remaining assets to our stockholders. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest and claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Our independent registered public accounting firm did not execute agreements with us waiving such claims to the monies held in the trust account, nor did the underwriters of our initial public offering.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per share of public stock or (ii) such lesser amount per share of public stock held in the trust account as of the date of the liquidation of the trust account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. We have not asked our Sponsor to reserve for such indemnification obligations. Therefore, we believe it is unlikely the Sponsor would be able to satisfy those obligations. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share of public stock.

We seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The amounts due to parties that did not waive their right to seek repayment from funds in the trust account are not material and we do not expect significant increases in such amounts prior to the Business Combination. Our Sponsor will not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We have access to up to approximately $1,250,000 from the proceeds of our initial public offering and the sale of the private placement warrants with which to pay any such potential claims. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from our trust account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $750,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $750,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount. See the section entitled “Risk Factors — Risks Related to the Business Combination and BowX — If third parties bring claims against BowX, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering)” and other risk factors contained herein.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public stockholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. See the section entitled “Risk Factors — Risks Related to the Business Combination and BowX — If, after BowX distributes the proceeds in the trust account to the public stockholders, BowX files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against it that is not dismissed, a bankruptcy court may seek to recover such proceeds, and BowX and its board of directors may be exposed to claims of punitive damages.

Our public stockholders will be entitled to receive funds from the trust account only on the earliest of (a) the completion of our initial business combination and then, only in connection with those shares of public stock that such stockholder has properly elected to redeem, (b) the redemption of any share of public stock properly submitted in connection with a stockholder vote to amend our Existing Charter (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public stock if we do not complete our initial business combination by August 7, 2022, or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity and (c) the redemption of our public stock if we have not completed our business combination by August 7, 2022, subject to applicable law. Stockholders who do not exercise their rights to the funds in connection with an amendment to our Existing Charter would still have rights to the funds in connection with a subsequent business combination. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. Holders of warrants will not have any rights to proceeds held in the trust account with respect to the warrants.

Facilities

Our executive offices are located at 2400 Sand Hill Rd Suite 200, Menlo Park, California 94025 and our telephone number is (650) 352-4877. Our executive offices are provided to us by an affiliate of our officers and directors for no charge. We consider our current office space adequate for our current operations.

Upon consummation of the Business Combination, the principal executive offices of New WeWork will be located at                 .

Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. We do not intend to have any full-time employees prior to the completion of the Business Combination.

Competition

If we succeed in effecting the Business Combination, there will be, in all likelihood, significant competition from New WeWork’s competitors. We cannot assure you that, subsequent to the Business Combination, New WeWork will have the resources or ability to compete effectively. Information regarding New WeWork’s competition is set forth in the section entitled “Information about WeWork — Competition.”

Directors and Executive Officers

The following table sets forth the name, age and position of each of our current directors and executive officers as of July 15, 2021:

Name	Age	Position
Executive Officers
Vivek Ranadivé	63	Chairman and Co-Chief Executive Officer
Murray Rode	56	Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer, and Director
Independent Directors
Eric C.W. Dunn	63	Director
Lori Wright	44	Director
Vijay Advani	60	Director

Vivek Ranadivé has served as our Chairman and Co-Chief Executive Officer since our inception. Mr. Ranadivé has been the Founder and Managing Director of Bow Capital Management LLC and its affiliated funds since 2016 and the Owner and Chairman of the Sacramento Kings since 2013. He founded his first company, Teknekron Software Systems, Inc. (“Teknekron”), in 1986 to develop and apply software to financial trading floors. After selling Teknekron to Reuters PLC in 1994, he then went on to found and spin-out TIBCO as a separate company in 1997. TIBCO completed its initial public offering in 1999 and was subsequently sold to Vista Equity Partners in 2014 for $4.3 billion. As Chairman and Chief Executive Officer, Mr. Ranadivé built TIBCO into a leading provider of middleware software that became the central data nervous system for many of the world’s largest companies and government agencies. Mr. Ranadivé became involved in NBA basketball first as Vice Chairman of the Golden State Warriors. Mr. Ranadivé formerly served on the boards of Nielsen, a global media company, and WebEx, a telecommunications company, prior to its sale to Cisco. Mr. Ranadivé holds a B.S. and M.A. degree in Electrical Engineering from the Massachusetts Institute of Technology and an MBA from Harvard Business School where he graduated as a Baker Scholar.

Murray Rode has served as our Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and a member of our board of directors since our inception. Mr. Rode has over 30 years of experience in the technology industry. He has been a senior advisor and consultant to Bow Capital Management, LLC since December 2019. Mr. Rode joined the predecessor entity to TIBCO in 1995. In 1997, he was instrumental in the creation of TIBCO, as well as its subsequent initial public offering in 1999 and its sale to Vista Equity Partners in 2014. At that time, Mr. Rode became TIBCO’s Chief Executive Officer and a director until April 2019, when he became Vice Chairman through December 2019. Earlier in his tenure at TIBCO, Mr. Rode held a range of progressively responsible positions, including Executive Vice President, Strategic Operations, Chief Financial Officer and Chief Operating Officer. Through his various roles at TIBCO, he also oversaw the expansion of its business through approximately 30 acquisitions, spanning the areas of data analytics, application integration, business process management, streaming data, API management and data management platforms. Since February 2021, Mr. Rode has served as a director of Blue Prism Group plc, a developer of robotic process automation software. In addition, Mr. Rode served as a director of the publicly traded company, CallidusCloud, a leading incentive compensation management, sales performance, and connected lead-to-cash solutions provider from 2014 until its sale to SAP in 2018 (it is now part of SAP Sales Cloud). Mr. Rode was a management consultant before joining TIBCO and holds a B.A. degree from the University of Alberta, Canada.

Eric C.W. Dunn has served as a member of our board of directors since July 2020. Since April 2016, Mr. Dunn has served as Chief Executive Officer of Quicken Inc., a producer of personal finance software in the United States. Mr. Dunn joined Intuit Inc., Quicken’s previous owner, in 1986, when Quicken was the only Intuit software product. He spent a total of 20 years at Intuit over his career, including as its Chief Financial Officer through its 1993 initial public offering and merger with ChipSoft (TurboTax), as a programmer who worked on almost all of the early versions of Quicken, as the first general manager of the Quicken business, as Intuit’s first

Chief Technology Officer and finally as the leader of Intuit’s payments business. Mr. Dunn was previously a General Partner at Cardinal Venture Capital, an investment firm. He was a former director of TIBCO among other companies. Mr. Dunn holds a B.A. degree from Harvard College and an MBA From Harvard Business School. We believe Mr. Dunn is well-qualified to serve on our board of directors due to his business experience, contacts and relationships.

Lori Wright has served as a member of our board of directors since July 2020. Since October 2019, Ms. Wright has served as the Vice President & General Manager of Gaming Business Development at Microsoft. In this role, she leads global partnerships for the Xbox organization, working across enterprise and consumer organizations to deliver growth opportunities for gaming, media and entertainment. Prior to this, from April 2017 to October 2019, Ms. Wright served as General Manager for Office 365 collaboration applications, including Microsoft Teams and Outlook, where she oversaw global marketing for these products. Ms. Wright developed her business expertise through previous executive roles including Chief Marketing Officer at BlueJeans Network from April 2016 to April 2017 and Chief Marketing Officer at TIBCO from October 2013 to June 2015. Before joining TIBCO, she served as Vice President at Symantec overseeing worldwide e-commerce sales and strategy for Norton software from 2011 to 2013. Ms. Wright held executive positions within Symantec’s Cloud and Enterprise divisions over her tenure, which began with VERITAS Software. Ms. Wright started her career at Walt Disney World in marketing and sales. Since February 2021, Ms. Wright has served as a director of Kahoot!, a developer of a game-based learning platform used as educational technology. She has served as a startup advisor to companies including Color Genomics and ServiceMax, as well as venture firms including Bow Capital. Ms. Wright holds a B.A. in Business, with a major in Finance, from the University of Central Florida.

Vijay Advani has served as a member of our board of directors since July 2020. Until his retirement in December 2020, Mr. Advani served as the Executive Chairman of Nuveen, the asset manager of TIAA-CREF. He was responsible for Nuveen’s overall strategy and growth with a focus on three key initiatives of the firm: impact and environmental, social and governance (ESG) investing, the further development of Nuveen Labs and growing Nuveen’s business and investment capabilities outside of the U.S. Prior to that, Mr. Advani was Chief Executive Officer of Nuveen from 2017 until becoming Executive Chairman in January 2020 and had day-to-day responsibility for the firm. Mr. Advani was previously Co-President of Franklin Templeton Investments, where in a career of more than 20 years from 1995 to 2016, he was responsible for long-term strategic initiatives and the firm’s investment management, trading and global retail and institutional channels. Prior to joining Franklin Templeton, Mr. Advani was at the World Bank from 1984 to 1995 advising governments on developing their financial markets and arranging equity, quasi-equity and debt financing. Mr. Advani previously served as a director of Jumpstart and a member of the Board of Governors of the Investment Company Institute (ICI). He currently serves on the boards of the U.S. India Business Council (USIBC), FCLTGlobal and the Global Impact Investing Network (GIIN). He is also an advisory board member for The Hive Incubator in Palo Alto, charter member of TiE Silicon Valley and past board member of the U.S. India Strategic Partnership Forum (USISPF) and the Center for the Advanced Study of India (CASI) at the University of Pennsylvania. Mr. Advani is a committee member of the San Francisco-Bangalore Sister City Initiative, member of the India Advisory Committee and Investment Committee at the Santa Clara University (SCU) and former board member of Lok Foundation. He holds a bachelor’s degree from the University of Mumbai and an MBA from the University of Massachusetts Amherst. We believe Mr. Advani is well-qualified to serve on our board of directors due to his business experience, contacts and relationships.

Number, Terms of Office and Appointment of Directors and Officers

Our board of directors consists of five members and is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Vijay Advani, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Eric C.W. Dunn and Lori Wright, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Vivek Ranadivé and Murray Rode, will expire at the third annual meeting of stockholders. Our directors and the structure of the board will change if the Business Combination is consummated See the section entitled “Organizational Documents Proposals” and “Director Election Proposal” for more details.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our Existing Bylaws as it deems appropriate. Our Existing Bylaws provide that our officers may consist of one or more Chairmen of the Board, one or more Chief Executive Officers, a President, a Chief Financial Officer, a Chief Investment Officer, Vice Presidents, Secretary, Treasurer and such other officers as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Dunn and Advani and Ms. Wright are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have three standing committees: an audit committee, a nominating committee, and a compensation committee. Each such committee is composed of solely independent directors.

Audit Committee

Effective August 7, 2020, we established an audit committee of the board of directors, which consists of Eric C.W. Dunn, Vijay Advani, and Lori Wright. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent, subject to certain phase-in provisions which we are not taking advantage of. Messrs. Dunn and Advani and Ms. Wright meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our board of directors has determined that Mr. Dunn and Mr. Advani each qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us

•

pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•

obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

During the period from May 19, 2020, (inception) to March 31, 2021, our audit committee held two meetings.

Financial Experts on Audit Committee

The board of directors has determined that Mr. Dunn and Mr. Advani each qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Nominating Committee

Effective August 7, 2020, we established a nominating committee of the board of directors, which consists of Eric C.W. Dunn, Vijay Advani, and Lori Wright, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

During the period from May 19, 2020, (inception) to March 31, 2021, our nominating committee did not hold any meetings.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by stockholders and other persons.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors However, such material changes will occur if the Business Combination is consummated. See the section entitled “Submission of Stockholder Proposals” and “Future Stockholder Proposals” for more details.

Compensation Committee

Effective August 7, 2020, we established a compensation committee of the board of directors, which consists of Eric C.W. Dunn, Vijay Advani, and Lori Wright. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent, subject to certain phase-in provisions which we are not taking advantage of. Messrs. Dunn and Advani and Ms. Wright meet the independent director standard under Nasdaq listing standards applicable to members of the compensation committee.

Our compensation committee charter details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

•	reviewing and approving on an annual basis the compensation of all of our other officers;

•	reviewing on an annual basis our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our initial stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to complete the consummation of a business combination, except that at the closing of our initial business combination, we may pay a customary financial consulting fee, which will not be made from the proceeds of our initial public offering held in the trust account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee pursuant to the audit committee’s policies and procedures relating to transactions that may present conflicts of interest. We would disclose any such fee in the proxy or tender offer materials used in connection with a proposed business combination. Accordingly, it is likely that prior to the consummation of the Business Combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The compensation committee charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

During the period from May 19, 2020, (inception) to March 31, 2021, our compensation committee did not hold any meetings.

Code of Ethics

Effective August 7, 2020, we adopted a code of ethics that applies to all of our executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will provide, without charge, upon request, copies of our code of ethics. Requests for copies of our code of ethics should be sent in writing to our executive office.

Executive Officer and Director Compensation

None of our officers or directors has received any cash compensation for services rendered to us. No compensation of any kind, including finder’s and consulting fees, will be paid by us to our initial stockholders, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf including those related to the Business Combination. There have not been any material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed Business Combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

It is also anticipated that, following completion of the Business Combination, certain WeWork directors may be compensated for director services provided prior to the Business Combination. As of the date hereof, no determination has been made with respect to whether and to what extent such compensation will be provided.

Following a business combination, to the extent we deem it necessary, we may seek to recruit additional managers to supplement the incumbent management team of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge, or experience necessary to enhance the incumbent management.

Since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors.

Legal Proceedings

None.

Periodic Reporting and Audited Financial Statements

BowX has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, BowX’s annual reports contain financial statements audited and reported on by BowX’s independent registered public accounting firm. BowX has filed with the SEC its Annual Report on Form 10-K, as amended, covering the year ended December 31, 2020.

BOWX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” the “Company” or “BowX” refer to BowX prior to the consummation of the Business Combination. The following discussion and analysis of BowX’s financial condition and results of operations should be read in conjunction with BowX’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. BowX’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Delaware corporation on May 19, 2020. We were formed for the purpose of effecting an initial business combination with a target business. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

Proposed Business Combination

On March 25, 2021, we entered into the Merger Agreement with Merger Sub and WeWork, pursuant to which the Business Combination will occur, ultimately resulting in Merger Sub II (which will own all of the assets of WeWork after the Mergers) becoming our wholly owned subsidiary through the Mergers. The purchase price will be paid in shares of BowX Common Stock with no cash component. At the Closing, we will issue to the WeWork Stockholders an aggregate of 655,300,000 shares of BowX Class A Common Stock. The total shares of New WeWork Class A Common Stock to be issued includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, in-the-money warrants, WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Units with a catch-up base amount greater than the Per Share Merger Consideration (including corresponding shares of New WeWork Class C Common Stock) and the WeWork Series C Convertible Note, respectively, at the Closing. Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock. As of September 14, 2021, the exchange ratio is expected to be approximately 0.8257 and there are expected to be issued approximately 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (using the rounded exchange ratio of 0.8257 and not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants, WeWork Partnerships Profits Interest Units and shares of New WeWork Class C Common Stock). See the section entitled “BCA Proposal — Background to the Business Combination” beginning on page 101 for more information.

WeWork is the leading global flexible workspace provider, serving a membership base of businesses large and small through WeWork’s network of 763 locations around the world as of June 30, 2021, respectively. With that global footprint, WeWork has worked to establish themselves as the preeminent brand within the flexible workspace category, by combining prime locations and unique design with member-first hospitality and exceptional community experiences.

The Closing is subject to certain conditions, including, but not limited to the approval of our stockholders of the Merger Agreement. The Merger Agreement may also be terminated by either party under certain circumstances, including upon notice after October 31, 2021, by either party for any reason. The parties have agreed to customary exclusivity obligations. The Closing will occur as promptly as practicable, but in no event later than two business days following the satisfaction or waiver of all of the closing conditions contained in the Merger Agreement. For additional details about the Merger Agreement, refer to the section entitled “BCA Proposal — The Merger Agreement.”

The Business Combination also calls for additional agreements, including, among others, the Sponsor Support Agreement, the Subscription Agreements, and Registration Rights Agreement, as described in the section entitled “BCA Proposal — Related Agreements”

We have entered into engagement letters or agreements with various consultants, advisors, professionals and others in connection with the Business Combination. The services under these engagement letters and agreements are material in amount and in some instances include contingent or success fees. The aggregate fees due under such engagement letters and agreements are approximately $48.2 million and approximately $45.3 million of those fees are contingent on completion of the Business Combination. We estimate that our total transaction costs for the Business Combination and the PIPE Financing will aggregate approximately $             million (including the deferred underwriting commissions from our initial public offering). A substantial portion of these costs (including contingent or success fees and ongoing accrued transaction costs, but not the $16,905,000 in deferred underwriters’ fees) will be charged to operations in the quarter that the Closing occurs. In most instances, these engagement letters and agreements specifically provide that such counterparties waive their rights to seek repayment from the funds in the trust account.

The Business Combination will be accounted for as a reverse capitalization in accordance with GAAP. Under this method of accounting, BowX will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, WeWork will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of WeWork (i.e., a capital transaction involving the issuance of stock by BowX for the stock of WeWork). Accordingly, the consolidated assets, liabilities and results of operations of WeWork will become the historical financial statements of New WeWork, and BowX’s assets, liabilities and results of operations will be consolidated with WeWork beginning on the acquisition date.

Liquidity and Capital Resources

On August 7, 2020, we consummated our initial public offering of 42,000,000 units at $10.00 per unit, generating gross proceeds of $420.0 million, and incurring offering costs of approximately $23.6 million, inclusive of $14.7 million in deferred underwriting commissions. On August 10, 2020, the underwriters exercised the over-allotment option to purchase an additional of 6,300,000 units at the initial public offering price of $10.00 per unit and we consummated the sale of such units on August 13, 2020, generating additional gross proceeds of $63.0 million, and incurring additional offering costs of approximately $3.5 million, inclusive of approximately $2.2 million in deferred underwriting commissions. Simultaneously with the closing of the initial public offering, we consummated the sale of 6,933,333 private placement warrants at a price of $1.50 per warrant in a private placement to certain of our initial stockholders and certain funds and accounts managed by subsidiaries of BlackRock, Inc. (collectively, the “private placement warrant purchasers”), generating gross proceeds of $10.4 million, and incurring offering costs of approximately $8,000. In connection with the consummation of the sale of additional units pursuant to the underwriters’ exercise of the over-allotment option on August 13, 2020, we sold an additional 840,000 private placement warrants to the private placement warrant purchasers, generating additional gross proceeds of approximately $1.3 million, and incurring offering costs of approximately $1,000. As described above, $483.0 million ($10.00 per unit) of the net proceeds of the sale of the units in the initial public offering and the private placement were placed in the trust account. See “Information about BowX – General” for more details.

As of June 30, 2021, we had approximately $0.5 million in cash and working capital deficit of approximately $2.9 million.

Through June 30, 2021, our liquidity needs were satisfied through a payment of $25,000 from our Chairman and Co-Chief Executive Officer to cover for certain offering costs in exchange for the issuance of the Founder

Shares (as defined below), and the loan under the Note (as defined below) of approximately $150,000 to us to cover offering costs in connection with the initial public offering. Subsequent to the consummation of the initial public offering on August 7, 2020, the liquidity needs have been satisfied through the remaining balance of the Note and advancement of funds of approximately $45,000 from a related party, for the total outstanding balance of the Note and advances of approximately $195,000, and the net proceeds from the consummation of the private placement not held in the trust account. We fully repaid the Note on August 7, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor, officers, directors and their respective affiliates may, but are not obligated to, provide us Working Capital Loans (as defined below). To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of the Business Combination or one year from this filing.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Since inception, our entire activity has been related to our formation, initial public offering, which was consummated on August 7, 2020, and since the initial public offering, our activity has been limited to the search for a prospective target business and the consummation of the Business Combination, and we will not be generating any operating revenues until the closing and completion of the Business Combination. We have incurred increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence and other transactional expenses.

For the three months ended June 30, 2021, we had net loss of approximately $11.2 million, which consisted of approximately $1.8 million in general and administrative expenses, approximately $9.4 million in change in fair value of warrant liabilities and approximately $50,000 in franchise tax expense, partially offset by approximately $12,000 of interest income from investments held in the trust account.

For the six months ended June 30, 2021, we had net loss of approximately $16.8 million, which consisted of approximately $4.1 million in general and administrative expenses, approximately $12.7 million in change in fair value of warrant liabilities and approximately $99,000 in franchise tax expense, partially offset by approximately $59,000 of interest income from investments held in the trust account.

For the period from May 19, 2020 (inception) through December 31, 2020, we had net loss of approximately $4.8 million, which consisted of approximately $220,000 in general and administrative expenses, approximately $122,000 in franchise tax expense, $22,000 of income tax expense and $4.7 million change in fair value of warrant liabilities, offset by approximately $227,000 of net gain from investments held in the trust account.

As a result of the restatement described in Note 2 of the notes to BowX’s consolidated financial statements included herein, we classify the private placement warrants as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations

Related Party Transactions

Founder Shares

On May 26, 2020, we issued 10,062,500 shares of Class B common stock to Vivek Ranadivé in exchange for a payment of $25,000 for offering costs made by Vivek Ranadivé on behalf of our company (the “Founder Shares”). In July 2020, Vivek Ranadivé transferred certain Founder Shares to our directors and officers as well as to certain third parties.

On August 4, 2020, we effected a stock dividend of 0.2 shares of Class B common stock for each share of Class B common stock outstanding, resulting in an aggregate of 12,075,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. On August 13, 2020, the underwriters exercised their 15% over-allotment option in full; thus, the Founder Shares were no longer subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of an initial business combination and (B) subsequent to an initial business combination, (x) if the last reported sale price of BowX Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the initial public offering, the private placement warrant purchasers purchased an aggregate of 6,933,333 private placement warrants at a price of $1.50 per private placement warrant, generating gross proceeds of $10.4 million, and incurring offering costs of approximately $8,000. In connection with the consummation of the sale of additional units pursuant to the underwriters’ exercise of the over-allotment option on August 13, 2020, we sold an additional 840,000 private placement warrants to the private placement warrant purchasers, generating additional gross proceeds of approximately $1.3 million, and incurring offering costs of approximately $1,000.

Each whole private placement warrant is exercisable for one whole share of BowX Class A Common Stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the sale of the private placement warrants was added to the proceeds from the initial public offering to be held in the trust account. If we do not complete a business combination before August 7, 2022, the private placement warrants will expire worthless. The private placement warrants are non-redeemable for cash (subject to certain exceptions) and are exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

The private placement warrants (and the BowX Class A Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of BowX’s initial business combination (subject to certain exceptions).

Related Party Loans

On May 26, 2020, our Chairman and Co-Chief Executive Officer agreed to loan us up to an aggregate of $150,000 pursuant to an unsecured promissory note (the “Note”) to cover expenses related to the initial public offering. This loan was payable without interest upon the completion of the initial public offering. We borrowed up to the full amount of the Note and received additional advances of approximately $45,000 of funds from such officer, for a total outstanding loan of approximately $195,000. We fully repaid the Note and the advances to such officer on August 7, 2020.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with BowX’s initial business combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan us funds as may be required (the “Working Capital Loans”). Up to $1.5 million of such Working Capital Loans may be convertible into warrants of New WeWork at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans to date. We did not have any borrowings under the Working Capital Loans as of June 30, 2021.

Contractual Obligations

Registration Rights

The Sponsor, certain of our officers and directors, and holders of the private placement warrants are entitled to registration rights pursuant to the Registration Rights Agreement dated August 4. 2020 (the “Existing Registration Rights Agreement”). Such parties are entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the expenses incurred in connection with the filing of any such registration statements. The Existing Registration Rights Agreement is being amended and restated in connection with the Business Combination. See the section entitled “BCA Proposal — Related Agreements” for more information.

Underwriting Agreement

We granted the underwriters a 45-day option to purchase up to 6,300,000 additional units to cover any over-allotments, at the initial public offering price less the underwriting discounts and commissions. On August 13, 2020, the underwriters fully exercised the over-allotment option.

The underwriters were entitled to an underwriting discount of $0.20 per unit, or $8.4 million in the aggregate, paid upon the closing of the initial public offering. In addition, $0.35 per unit, or $14.7 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

In connection with the consummation of the sale of units pursuant to the over-allotment option on August 13, 2020, the underwriters received an aggregate of $1.26 million in underwriting fees and additional deferred underwriting commissions of approximately $2.2 million. This amount will also only become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a Business Combination, subject to the terms of the underwriting agreement.

Transaction Expenses

We have entered into engagement letters or agreements with various consultants, advisors, professionals and others in connection with the Business Combination. The services under these engagement letters and agreements are material in amount and in some instances include contingent or success fees. The aggregate fees due under such engagement letters and agreements are approximately $48.2 million and approximately $45.3 million of those fees are contingent on completion of the Business Combination. We estimate that our total transaction costs for the Business Combination and the PIPE Financing will aggregate approximately $75.0 million (including the deferred underwriting commissions from our initial public offering). A substantial portion of these costs (including contingent or success fees and ongoing accrued transaction costs, but not the $16,905,000 in deferred underwriters’ commissions) will be charged to operations in the quarter that the Closing occurs. In most instances, these engagement letters and agreements specifically provide that such counterparties waive their rights to seek repayment from the funds in the trust account.

Critical Accounting Policies and Estimates

Investments Held in the Trust Account

Our portfolio of investments held in the trust account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the investments held in the trust account are comprised of U.S. government securities, the investments are classified as trading securities. When the investments held in the trust account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in the trust account in the accompanying consolidated statement of operations. The estimated fair values of investments held in the trust account are determined using available market information.

BowX Class A Common Stock Subject to Possible Redemption

We account for BowX Class A Common Stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of BowX Class A Common Stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable BowX Class A Common Stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of BowX Class A Common Stock are classified as stockholders’ equity. BowX Class A Common Stock features certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 43,231,098 and 44,911,184 shares of BowX Class A Common Stock, respectively, were subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the accompany condensed consolidated balance sheet.

Net Income (Loss) Per Share of Common Stock

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.”

Our unaudited condensed consolidated statements of operations include a presentation of income (loss) per share for common stock subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted for BowX Class A Common stock, basic and diluted, is calculated by dividing the investment income earned on the trust account, net of applicable franchise taxes, by the weighted average number of shares of BowX Class A Common Stock outstanding for the periods. Net loss per share for BowX Class B Common Stock, basic and diluted, is calculated by dividing the net loss, less income attributable to BowX Class A Common Stock, by the weighted average number of BowX Class B Common Stock outstanding for the periods.

The calculation of diluted income (loss) per share of BowX Common Stock does not consider the effect of the warrants issued in connection with the initial public offering and private placement since their inclusion would be anti-dilutive.

Our statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for BowX Class A Common Stock is calculated by dividing the investment income earned on the trust account of approximately $227,000, net of applicable income and franchise taxes of approximately $144,000 for the period from May 19, 2020, (inception) to December 31, 2020, by the weighted average number of shares of BowX Class A Common Stock outstanding. Net loss per share, basic and diluted for BowX Class B Common Stock for the period from May 19, 2020, (inception) through December 31, 2020, is calculated by dividing the net loss of approximately $4.8 million, less net income attributable to BowX Class A Common Stock of approximately $83,000, resulting in a net loss of approximately $4.9 million, by the weighted average number of BowX Class B Common Stock outstanding.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

We account for the private placement warrants as derivative warrant liabilities in accordance with ASC 815. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statements of operations. The fair value of the private placement warrants warrants has been estimated using public warrant trading prices at each measurement date. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC and did not have any commitments or contractual obligations.

Recent Accounting Pronouncements

Our management does not believe there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

INFORMATION ABOUT WEWORK

Unless otherwise noted or the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of WeWork and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New WeWork and its subsidiaries following the consummation of the Business Combination. Unless otherwise specified, (i) the financial information set forth below, including revenue and expenses, reflect entities consolidated in the Company’s results of operations, excluding results of operations of ChinaCo prior to the ChinaCo Deconsolidation, and management fees earned from ChinaCo, subsequent to the ChinaCo Deconsolidation, and IndiaCo, and (ii) key performance indicators and other operating metrics, such as utilization, square footage and number of members, reflect Consolidated Locations and Unconsolidated Locations. For more detail, please see “WeWork’s Management Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators.”

Who we are

WeWork is the leading global flexible workspace provider, serving a membership base of businesses large and small through our network of 763 locations as of June 30, 2021. With that global footprint, we have worked to establish ourselves as the preeminent brand within the flexible workspace category, by combining prime locations and unique design with member-first hospitality and exceptional community experiences. Since new management was instituted in 2020, WeWork has refocused its business on the space-as-a-service model by eliminating non-core ventures and streamlining our operating model. With a more efficient operating model and cost-conscious mindset, moving forward we plan to pursue profitability and focus on the digitization of real estate in order to enhance our product offerings, and expand and diversify the membership base, while continuously meeting the growing demand for flexibility.

Our mission is to empower tomorrow’s world at work.

History

In the wake of the 2008 global financial crisis, WeWork opened its first location in lower Manhattan in 2010 to provide entrepreneurs and small businesses with flexible, affordable and community-centered office space. The initial vision was to create environments where people and companies could come together to do what they love. WeWork’s value proposition proved to be highly attractive to a range of members, which soon evolved to encompass a growing set of medium- and large-scale businesses, including our Enterprise Members.

Since its inception, WeWork embarked on a high growth path towards global expansion. Within four years, the Company grew to 23 locations across eight cities and opened its first international locations in the United Kingdom and Israel. In 2019, WeWork filed a registration statement in connection with an initial public offering transaction that was later withdrawn. Following the withdrawal of the initial public offering, SBG provided WeWork with additional access to capital to support WeWork’s day-to-day operations, among other things. Subsequently, our board of directors directed a change in leadership and Marcelo Claure was appointed Executive Chairman in October 2019.

Under Mr. Claure’s stewardship, we rebuilt our leadership team beginning with the appointment of Sandeep Mathrani as CEO in February 2020. With a new leadership team comprised of seasoned professionals in the public and private sectors, WeWork began to execute a strategic plan to transform its business. This plan included robust expense management efforts, the exit of non-core businesses and material real estate portfolio optimization. Since 2019, we improved our cost structure, yielding significant results:

•

Approximately $1.5 billion decrease in adjusted selling, general and administrative expenses, including divestitures of non-core assets, on an annualized basis, as of the second quarter of 2021 as compared to the fourth quarter of 2019;

•

Nearly $440 million decrease in adjusted location operating expenses, annualized on a per square foot basis, as of the second quarter of 2021 as compared to the fourth quarter of 2019—adjusted location operating expenses increased $59 million for the second quarter of 2021 compared to the fourth quarter of 2019 as a result of our net increase of approximately 24 million quarterly cumulative square feet under management during this period, offset by meaningful headcount reductions and other operating efficiencies implemented into the business over the past 12+ months:

	Three Months Ended
(Amounts in thousands, except square foot amounts)	June 30, 2021	December 31, 2019	$
Location operating expenses	$780,489	$823,958	$(43,469)
Stock-based compensation expense	(734)	(12,282)	11,548
ChinaCo location operating expenses	—	(90,876)	90,876

Adjusted location operating expenses	$779,755	$720,800	$58,955

Quarterly cumulative square feet, in millions(1)	127.9	103.7	24.2

(1)	Quarterly cumulative square feet is calculated by the summation of the monthly square feet under management during the quarter as of the first day of the month.

•

Approximately $6.9 billion reduction in aggregate future lease payments from the amendment and/or exit of over approximately 500 leases, including ChinaCo prior to the ChinaCo Deconsolidation, as of December 31, 2019 as compared to June 30, 2021; and

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Nearly $1 Billion improvement to Free Cash Flow since 2019 based on annualized Q2 2021 Free Cash Flow compared to Free Cash Flow for the year ended December 31, 2019 (excluding approximately negative $400 million in Free Cash Flow attributable to ChinaCo, which has since been deconsolidated). See “WeWork’s Management Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Free Cash Flow” for a reconciliation to GAAP.

Our improved business model has also demonstrated resilience in an unprecedented downturn resulting from the COVID-19 pandemic. Although Physical Occupancy declined from 67% in Q1 2020 to 46% in Q4 2020, revenue in 2020 was flat compared to 2019 at $3.2 billion. Our strong liquidity position coupled with our aggressive transformation efforts at the beginning of 2020 enabled us to navigate the COVID-19 pandemic while still executing on our goals and innovating our product. As of June 30, 2021, the real estate portfolio included 763 locations across 38 countries, supporting approximately 517,000 memberships.

Our product offerings

With a significantly improved cost structure and enhanced suite of flexible offerings, we believe that we are well-positioned to serve a shift towards greater workspace flexibility and capitalize on an anticipated post-pandemic rebound. Moving forward, our business strategy will center around three key areas:

1)	our core space-as-a-service business;

2)	the digitization of our real estate through our WeWork On Demand, WeWork All Access, and marketplace products; and

3)	the pursuit of asset-light growth and additional revenue streams through the development of technology and services for use by landlords, operators and other partners.

Core space-as-a-service offering

WeWork’s core business offering provides flexibility across space, time and cost. Whether users are looking for a workstation, a private office or a fully customized floor, our members have the flexibility to choose the amount of space they need and scale with WeWork as their business grows. Members also have the option to choose the type of membership that works for them, with a range of flexible offerings that provide access to space on a monthly subscription basis or through a multi-year membership agreement. In addition, a WeWork membership can provide members with portability of cost, granting other flexibility to move part or all of an existing commitment to a new market.

Memberships include access to space, in addition to access to certain amenities and services, such as private phone booths, internet, high-speed business printers and copiers, mail and package handling, front desk services, off-peak building access, unique common areas and daily enhanced cleaning.

Beyond the amenities offered, WeWork’s community team is what sets us apart from other space providers in the industry. With a member-first mindset, our community teams provide an exceptional level of hospitality by not only overseeing onsite operations and supporting day-to-day needs, but by also focusing on cultivating meaningful relationships with and between our members to deliver a premium experience.

Our core business offering has proven to be a compelling way for a broad range of businesses to manage their real estate footprint. Throughout our history, we have aimed to diversify our membership base with a focus on growing commitments from Enterprise Members, who typically enter into longer term agreements and often take space with WeWork across multiple countries using a master membership agreement.

	2015	June 30, 2021
Membership
Physical Memberships(1)	35k+	495k+
Enterprise Mix(2)	10%+	51%
Commitment Length(3)
Month-to-Month	100%	~10%
2 to 11 Months	0%	~20%
12+ Months	0%	~70%
Total Weighted Full Commitment Length	~1 month	~22 months

Note: Reflects ending figures as of December 31, 2015 and June 30, 2021.

1.	Physical memberships are defined as the number of people able to access WeWork’s locations and does not include WeWork All Access memberships or WeMemberships
2.

Enterprise memberships are defined as organizations who have +500 full time employees globally. Enterprise membership percentage represents physical and All Access enterprise memberships divided by total physical and All Access memberships. WeMemberships are excluded.

3.

Commitment length represents base contract terms, excluding the impact of any extension termination options. The commitment lengths disclosed may include periods for which members have an option to terminate their commitments with a less than 10% penalty. The total weighted full commitment length including the impact of any termination options is approximately 15 months. Commitment length metrics exclude ChinaCo.

Digitization of real estate

Operating our real estate portfolio of 763 locations has allowed WeWork to take steps to make our network of locations digitally accessible to a global consumer base.

WeWork On Demand: WeWork’s strategy to digitize its real estate began with the launch of the WeWork On Demand product in 2020, providing users pay-as-you-go access to book individual workspace or conference rooms at nearby WeWork locations. Since the successful pilot program launch in New York City in 2020, WeWork has expanded its WeWork On Demand offering nationwide, capitalizing on a growing demand for flexible workspace. The Company is currently in the process of making the WeWork On Demand product accessible globally.

WeWork All Access: The WeWork All Access product, launched in late 2020, is a monthly subscription-based model that provides members with access to participating WeWork locations. Through WeWork All Access, members can book workspaces, conference rooms and private offices right from their phones – enabling users to choose when, where and how they work. Over time, assuming opt-in by our licensee partners, our goal is to expand this product by providing members with access to additional locations throughout the world.

In addition to being available for purchase by individuals and enterprise companies alike, WeWork All Access has also been promoted through a number of successful affinity partnerships with global businesses such as American Express Business and Uber. Additionally, various universities have turned to the WeWork All Access product for use by their undergraduate and graduate student bodies. We believe that the WeWork All Access offering can drive Adjusted EBITDA growth for WeWork by driving demand from a customer base that requires greater optionality and flexibility to the Company’s existing network of spaces.

Marketplace: WeWork’s extensive member network has created a customer base in need of ancillary business services. Our marketplace offering includes a range of value-add services designed to support businesses beyond their workspace needs. Currently, WeWork offers business and technical service solutions, including professional employer organization (PEO) and payroll services, remote workforce solutions, human resources benefits, dedicated bandwidth, and IT equipment co-location. The marketplace offering is focused on solutions that are catered to the needs of our diverse member network, delivering additional revenue and margin to WeWork and increasing member retention.

Platform business opportunity

We believe that the COVID-19 pandemic has accelerated the trends that were previously driving the growth of flexible workspace and that the value proposition of a WeWork membership is more relevant than ever before. As many businesses are now preparing for a return to the office after working from home, many are looking for hybrid options that provide the flexibility to streamline their real estate footprints while also maintaining employee productivity and collaboration.

As a result, in order to service the market demand for flexible space, we believe a broader group of traditional real estate owners and operators will incorporate the flexible model that WeWork developed into their own portfolios. Having spent more than ten years building a global physical network and developing the systems necessary to operate our flexible products, we believe WeWork will be well-positioned to offer landlords and operators a platform that can power flexible spaces and provide direct access to an established customer base.

Similar to our locations operating in China, Japan and India, we expect that third-party operators that utilize our technology and services will pay WeWork a recurring license fee, enabling WeWork to scale via a capital-light business offering. We believe that this platform offering will provide a new line of revenue for our business and will also serve as a vehicle through which WeWork can pursue our asset-light growth moving forward.

Market Overview (TAM)

In a multi trillion-dollar commercial real estate market transformed by the COVID-19 pandemic, we believe WeWork’s global brand and network of locations position the Company as the leading flexible space provider.

On a square footage basis, we are one of the largest flexible space providers in the world, operating approximately 52 million rentable square feet globally as of December 31, 2020. Our total square footage in the United States and Canada region was 19.5 million rentable square feet as of June 30, 2021, implying a market share of approximately 23% at the time based on 2020 CBRE estimates of flex space penetration and total U.S. and Canada office space. In a 2019 report, CBRE research expected the flexible workspace penetration rate to grow to between 13.3% and 22.2% of total U.S. office space by 2030 as shown below. In a 2020 report published in 2020, JLL research predicted that flexible space demand will continue to increase as a result of COVID-19 and that 30% of all office space will be consumed flexibly by 2030. In a 2020 report, JLL research predicted that 30% of all office space will be consumed flexibly by 2030. We believe the COVID-19 pandemic has accelerated the shift to flexible workspace, and will increase total flexible workspace penetration beyond these levels.

In many markets, we witnessed accelerated leasing activity in recent months. Although WeWork represented approximately 1% of the total commercial office stock in New York City, WeWork’s leasing activity in the second quarter of 2021 represented 23% of all commercial office leasing activity over the same period. WeWork leasing activity represented similar proportions of overall market leasing activity in other major markets, such as London, Paris, San Francisco, and Los Angeles. We believe this further demonstrates the shift to flexible office space.

U.S. Flexible Workspace Penetration of Office Space

As a percentage of all 3.5B office supply Rentable Square Footage (“RSF”) in the U.S.

Note: Illustrative TAM analysis based on pre-COVID flexible workspace projections for U.S. only. Implied U.S. office square footage of 3.5B based on CBRE estimate of 2019 U.S. flexible workspace square footage of 71 million and estimated 2% 2020E flexible workspace penetration as a percentage of total office space.

(1)	CBRE “Let’s Talk About Flex” (2019); growth is in terms of US RSF from 2019 (actual) to 2030 (expected)
(2)	JLL “The impact of COVID-19 on flexible space” (2020)

We believe that our leadership position in flexible workspace, coupled with a shift in the way people now work, provides a unique and valuable opportunity to serve a growing asset class. Individuals and organizations are streamlining their real estate footprints in an effort to optimize cost structure and de-risk portfolios from long-term leases and fixed costs. At the same time, companies are prioritizing the need to maintain productivity, connection and innovation of their workforce while also balancing the health and safety of their employees. As a result, WeWork’s global brand, exceptional real estate portfolio and spectrum of flexible solutions position the Company to meet the needs of employers and employees.

With regard to regions outside of the U.S., we believe that there is significant potential upside. We expect to grow market share globally over time and to continue to offer an expanding real estate portfolio of products and services to meet our members’ needs, driving higher margin revenue growth and further increasing our total addressable market.

Our Strengths

Results-driven leadership team

•

Under the guidance of Mr. Claure and Mr. Mathrani, WeWork’s management team has been revamped. The leadership team has decades of public market experience and, within the first twelve months at the Company, has delivered results focused on cost efficiency and managing the business through the pandemic.

•	An improved cost structure, combined with strong demand from WeWork members globally presents a defined path to positive Adjusted EBITDA.

•	Leadership has reset the Company’s core values.

Established global brand and operating platform

•	We have an extensive global footprint of flexible workspace, with a real estate portfolio of 763 locations in 38 countries, supporting approximately 517,000 memberships as of June 30, 2021.

•	We have a competitive moat with over $15 billion of capital invested for the creation of our global network of locations.

•	57% of 2021 Fortune 100 companies were WeWork members as of the beginning of June 2021.

•

We have established partnerships with, among others, Hudson’s Bay Company, RXR Realty, Columbia Property Trust, Allianz, and Lionstone in major markets and have a global network of over 600 landlord relationships.

•	We plan to leverage the expertise in middleware of Vivek Ranadivé as a director nominee of New WeWork to help further develop our platform business opportunity.

Compelling value proposition for members

•	Our extensive global footprint maximizes member flexibility in terms of space, time and location needs.

•	Members have fast access to high quality, pre-built office space and the ability to scale over time without the commitment of a long-term lease.

•

The total weighted full commitment length of our memberships has increased from approximately one month in 2015 to ~22 months as of June 30, 2021, laying a foundation for what we believe will be predictable and prudent growth.

Proven business model through downturn

•	Despite the COVID-19 pandemic, we maintained consistent revenue levels of $3.2 billion in fiscal year 2019 and fiscal year 2020.

•	WeWork has reorganized our selling, general and administrative costs, as well as our operations costs, to match the needs of our current real estate portfolio.

•	Our membership base is diverse and stable: 51% of our consolidated total memberships were with Enterprise Members as of June 30, 2021.

•

We have improved the strength and composition of our real estate portfolio through strategic asset amendments and exits in 2020 and through the second quarter of 2021 and will continue to do so moving forward.

Strong liquidity position

•	As of June 30, 2021, we had access to $1.6 billion of liquidity in the form of cash and commitments from our lenders.

•

Upon consummation of this transaction, we expect to receive approximately $1.3 billion in proceeds, including the fully committed $800 million PIPE Investment, and expect to have access to a $550 million senior secured note facility from an affiliate of the SoftBank Obligor. See “Summary of this Proxy Statement / Prospectus—Commitment Letter for Secured Notes” for more detail.

•	The transaction implies a pro forma initial enterprise value of approximately $9 billion for WeWork.

•	We anticipate that as a public company we will have access to diverse sources of equity and debt capital.

Global Operating Structure

To streamline operations and facilitate asset-light expansion outside of the United States, we sometimes enter into regional joint ventures, strategic partnerships and other similar arrangements. Currently, our operations in India, China, Japan, and Israel operate pursuant to such arrangements. See the section entitled “WeWork’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Going forward we expect to strategically evaluate the use of these alternative ownership arrangements on a jurisdiction-by-jurisdiction basis for all of our current and future locations.

Sales and Marketing

We sell our memberships and services to companies using a variety of sales and marketing efforts. We have sales representatives organized by market who engage directly with companies. We also have dedicated sales teams that target and service larger enterprise accounts across their global footprint.

Through the expansion of our WeWork On Demand and WeWork All Access products, we have invested in direct-to-consumer marketing capabilities, which we expect to expand over time to include capabilities in digital and social media retargeting.

Properties

We generally lease the real estate for our locations. As of June 30, 2021, we had 763 locations across 38 countries, 272 of which are located in the United States, including our corporate headquarters at 575 Lexington Avenue, New York, NY, 10022. See Note 18 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for details regarding revenue concentration.

Intellectual Property

The recognition of the WeWork brand is an important component to our success. The Company has obtained a strategic set of intellectual property registrations and applications, including for the WeWork brand, throughout the world.

We police our trademark portfolio globally, including by monitoring trademark registries around the world and investigating digital, online and common law uses in order to learn as soon as possible whether the relevant parties engage in or plan to engage in conduct that would violate our valuable trademark rights. We monitor registries through the use of robust international subscription watch services, supplemented by periodic manual review. We typically discover or are informed of infringing uses of our trademarks through our internal policing system or by our employees.

We investigate and evaluate each instance of infringement to determine the appropriate course of action, including cease and desist letters, administrative proceedings, cybersquatting actions or infringement actions, if any. Wherever possible, we seek to resolve these matters amicably and without litigation.

In an effort to ensure that registries in countries where we operate or intend to operate remain clear of infringing trademark registrations, we frequently file opposition actions, cancellation actions and other administrative proceedings around the world.

Government Regulation

We are subject to a wide variety of laws, rules, regulations and standards in the United States and foreign jurisdictions. Like other market participants that operate in numerous jurisdictions and across various service lines, we must comply with a number of regulatory regimes. U.S. federal, state and local and foreign laws, rules, regulations and standards include employment laws, health and safety regulations, taxation regimes and laws and regulations that govern or restrict our business and activities in certain regions and with certain persons, including economic sanctions regulations, anti-bribery laws and anti-money laundering laws. Some of our offerings also require registrations, permits, licenses and/or approvals from governmental agencies and regulatory authorities, some or all of which may be costly or time consuming to obtain. A failure to obtain any such registrations, permits, licenses and/or approvals could subject us to penalties for noncompliance.

In addition, as a developer and operator of real estate, we are subject to local land-use requirements, including regulations that govern zoning, use, building and occupancy, regulations and standards that address indoor environmental requirements, laws that require places of public accommodation and commercial facilities to meet certain requirements related to access and use by disabled persons, and various environmental laws and regulations which may require a current or previous owner or operator of real estate to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases on, under, in or from such property.

Furthermore, because we receive, store and use a substantial amount of personally identifiable information received from or generated by our members, we are also subject to laws and regulations governing data privacy, use of personal data and cybersecurity.

Competition

The office space industry, including traditional offices, global real estate providers, regional flexible workspace options and home office spaces, is highly fragmented and is served by large, national or international companies as well as by regional and local companies of varying sizes and resources. As the industry has evolved over the past decade, a growing number of local, national and international competitors have entered the space, including flex office space operators and large office real estate owners that have developed unique flex office offerings within their own portfolios. We believe our differentiated expertise and global footprint offer a significant competitive advantage relative to alternative space providers that will uniquely position WeWork as a global partner of choice.

Human Capital

People power our business and are at the center of all that we do. We have extraordinarily talented and dedicated employees all across the world who are dedicated to serving members and advancing on our mission.

Our core values were instituted by our CEO and the new management team in 2020. Since then, these values have redefined how WeWork operates and serve as the “north star” to our employees. Our values are “Do the right thing”; “Strive to be better, together”; “Be entrepreneurial”; “Give gratitude” and “Be human, be kind.” We believe these values guide our employees to do great work and together build a culture of dialogue and inclusion.

As of June 30, 2021, we had approximately 4,400 employees, of which approximately 2,200 were located in the United States. A small portion of our employees outside of the United States are represented by a labor union or workers’ council and covered by collective bargaining agreements.

At WeWork, we provide a competitive compensation package, with our base salary compensation designed to align with the market. Our employees are eligible for other performance-based incentives specific to their role. We also provide a broad suite of well-being programs for employees and their families, including company-subsidized medical benefits, retirement/financial planning, work/life resources, paid leaves and mental health support, in addition to a range of personal and professional development opportunities, such as in-role training, live virtual sessions and self-paced eLearnings.

We aim to create a workforce that promotes inclusion and fosters diversity. Our inclusion and diversity strategy focuses on proactively creating forums and resources to foster a culture of conversation, delivering training programs to increase understanding and change behaviors, and taking deliberate actions that strengthen our diversity pipeline. We support these initiatives through our inclusion and diversity governance structure, which includes a Global Diversity Leadership Council comprised of executives and senior leaders, as well as an Office of Inclusion that sets our global inclusion & diversity strategy and supports our voluntary employee-led employee community groups.

Legal Proceedings

The Company has in the past been, is currently and may in the future become involved in individual actions, putative class actions, collective and representative actions, regulatory inquiries and various other legal proceedings arising in the normal course of its business, including with members, employees, commercial partners, securityholders, third-party license holders, competitors, government agencies and regulatory agencies, among others. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and which could require significant costs, damages, management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. Although the outcome of these and other claims cannot be predicted with certainty, we are not currently a party to any legal proceeding that we expect to have a material adverse effect on our business, results of operations, financial condition or cash flows. See the section entitled “Legal Matters” in Note 24 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus for more details.

WEWORK’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context requires otherwise, references to “WeWork,” “we,” “us,” “our” and “the Company” in this section are to the business and operations of WeWork Inc. and its consolidated subsidiaries prior to the Business Combination. The following discussion and analysis should be read in conjunction with WeWork’s audited annual and unaudited interim condensed consolidated financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause WeWork’s actual results to differ materially from management’s expectations. Factors which could cause such differences are discussed herein.

Overview

WeWork is the leading global flexible workspace provider, serving a membership base of businesses large and small through our network of 763 and 851 locations around the world as of June 1, 2021 and December 1, 2020, respectively. With that global footprint, we have worked to establish ourselves as the preeminent brand within the space-as-a-service category by combining best-in-class locations and design with member-first hospitality and exceptional community experiences. Since new management was instituted in 2020, WeWork immediately began to execute a strategic plan to transform our business. That operational restructuring plan included robust expense management efforts, the exit of non-core businesses and material real estate portfolio optimization. With a more efficient operating model and cost conscious mindset, moving forward WeWork will pursue profitable growth and focus on the digitization of our real estate in order to enhance our product offerings, and expand and diversify our membership base, while continuously meeting the growing demand for flexibility.

In the wake of the 2008 global financial crisis, WeWork opened our first location in lower Manhattan in 2010 to provide entrepreneurs and small businesses with flexible, affordable and community-centered office space. The initial vision was to create environments where people and companies could come together to “do what they love.” WeWork’s value proposition proved to be highly attractive to a range of users, which soon evolved to encompass a growing set of medium- and large-scale businesses, including our Enterprise Members.

For nearly a decade, WeWork embarked on a high-growth path towards global expansion. Within four years, the Company grew to 23 locations across eight cities and opened its first international locations in the United Kingdom and Israel. In 2019, WeWork filed a registration statement in connection with an initial public offering transaction that was later withdrawn. Following the withdrawal of the public offering, SBG provided WeWork with additional access to capital to support our day-to-day operations and other capital needs. Subsequently, the Board directed a change in leadership and Marcelo Claure was appointed Executive Chairman in October 2019.

Under Mr. Claure’s stewardship, we rebuilt our leadership team beginning with the appointment of Sandeep Mathrani as CEO in February 2020. With a new leadership team comprised of seasoned professionals in the public and private sectors, WeWork immediately began to execute a strategic plan to transform our business. That plan included robust expense management efforts, the exit of non-core businesses and material real estate portfolio optimization.

WeWork’s core business offering provides flexibility across space, time and cost. Whether users are looking for a dedicated desk, a private office or a fully customized floor, our members have the flexibility to choose the amount of space they need and scale with us as their business grows. Members also have the optionality to choose the type of membership that works for them, with a range of flexible offerings that provide access to space on a monthly subscription basis, through a multi-year membership agreement or on a pay-as-you-go basis. Additionally, a WeWork membership provides members with portability of cost, granting them the flexibility to move part or all of an existing commitment to a new market, region or country.

Membership agreements provide our members with access to space along with certain baseline amenities and services, such as private phone booths, internet, high-speed business printers and copiers, mail and packaging handling, front desk services, 24/7 building access, unique common areas and daily cleaning for no additional cost.

Beyond the amenities offered, WeWork’s community team is what sets the company apart from other space providers in the industry. With a member-first mindset, our community teams provide an exceptional level of hospitality by not only overseeing onsite operations and supporting day-to-day needs, but also focusing on cultivating meaningful relationships with and between our members to deliver a premium experience.

By providing all of the overhead services required to find and operate office space, WeWork significantly reduces the complexity and cost of leasing real estate to a simplified membership model.

Key Performance Indicators

To evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions, we rely on our GAAP financial results, non-GAAP measures and the following key performance indicators.

For certain key performance indicators the amounts we present are based on whether the indicator relates to a location for which the revenues and expenses of the location are consolidated within our results of operations (“Consolidated Locations”) or whether the indicator relates to a location for which the revenues and expenses are not consolidated within our results of operations, but for which we are entitled to a management fee for our advisory services (“Unconsolidated Locations”). Beginning with the fourth quarter of 2020, subsequent to the ChinaCo Deconsolidation on October 2, 2020, ChinaCo is no longer a Consolidated Location and is classified as an Unconsolidated Location. On June 1, 2021, we closed a franchise agreement with Ampa and transferred the building operations and obligations of our Israel locations to Ampa. Beginning with June 1, 2021, our Israel locations are no longer Consolidated Locations and are classified as Unconsolidated Locations. For amounts relating to periods prior to October 2, 2020, and June 1, 2021, ChinaCo and Israel locations, respectively, remain reflected as Consolidated Locations and as a result, periods may not be comparable. There is no impact to the combined Consolidated Locations and Unconsolidated Locations (“Total Locations”) indicators as a result of the ChinaCo Deconsolidation or Israel franchise agreement. As of June 30, 2021, IndiaCo, ChinaCo and Israel locations are our only Unconsolidated Locations.

Unless otherwise noted, we present our key performance indicators as an aggregation of Consolidated Locations and Unconsolidated Locations. As presented in this proxy statement/prospectus, certain amounts, percentages and other figures have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them. Any totals of key performance indicators presented as of a period end reflect the count as of the first day of the last month in the period. First-of-the-month counts are used because the economics of those counts generally impact the results for that monthly period, and most move-ins and openings occur on the first-of-the-month.

Workstation Capacity

Workstation capacity represents the estimated number of workstations available at total open locations. As of June 1, 2021, we had total workstation capacity of 937,000, down 6% from 994,000 as of June 1, 2020, with the decrease as a direct result of the Company’s continued operational restructuring efforts to exit leases throughout 2020 and the six months ended June 30, 2021.

Workstation capacity is a key indicator of our scale and our capacity to sell memberships across our network of locations. Our future sales and marketing expenses and capital expenditures will be a function of our efforts to increase workstation capacity. The cost at which we build out our workstations affects our capital expenditures, and the cost at which we acquire memberships and fill our workstations affects our sales and marketing expenses.

Workstation capacity is presented in this proxy statement/prospectus rounded to the nearest thousand. Workstation capacity is based on management’s best estimates of capacity at a location based on our inventory management system and sales layouts and is not meant to represent the actual count of workstations at our locations.

Memberships

Memberships are the cumulative number of WeWork memberships, WeWork All Access memberships, and WeMemberships (certain predecessor products). WeWork memberships provide access to a workstation and represent the number of memberships from our various product offerings, including our standard dedicated desks, private offices and customized floors. WeWork All Access memberships are monthly memberships providing an individual with access to participating WeWork locations. WeMemberships are legacy products that provide member user login access to the WeWork member network online or through the mobile application as well as access to service offerings and the right to reserve space on an à la carte basis, among other benefits. Each WeWork membership, WeWork All Access membership, and WeMembership is considered to be one membership.

The number of memberships is a key indicator of the adoption of our global membership network, the scale and reach of our network and our ability to fill our locations with members. Memberships also represent monetization opportunities from our current and future service offerings. As of June 1, 2021, we had 517,000 total memberships, which is a decline of 16% from the 613,000 memberships as of June 1, 2020. The decline in memberships was primarily driven by churn during 2020 associated with the impacts of COVID-19. See the section entitled “Key Factors Affecting the Comparability of Our Results—COVID-19 and Impact on our Business” below for further details on the impact of COVID-19 on our business and our efforts to mitigate its effects. As of June 1, 2021, approximately 99% of our total memberships were WeWork memberships and WeWork All Access memberships, which contributed to over 99% of our total membership and service revenue for the six months ended June 30, 2021.

Memberships are presented in this proxy statement/prospectus rounded to the nearest thousand. Memberships can differ from the number of individuals using workspace at our locations for a number of reasons, including members utilizing workspace for fewer individuals than the space was designed to accommodate.

Occupancy Rate

Occupancy rates are calculated by dividing WeWork memberships and WeWork All Access memberships by workstation capacity in a location. Occupancy rates are a way of measuring how full our workspaces are. As of June 1, 2021, our occupancy rate was 55%, compared to 58% as of June 1, 2020. The decrease in occupancy rate was driven by a 16% decrease in demand measured through the decline in WeWork memberships and WeWork All Access memberships primarily driven by the impacts of COVID-19, as compared to the 6% decrease in workstation capacity due to our continued operational restructuring efforts.

Enterprise Membership Percentage

Enterprise memberships represent memberships attributable to Enterprise Members, which we define as organizations with 500 or more full-time employees. Enterprise membership percentage represents the percentage of our memberships attributable to these organizations. There is no minimum number of workstations that an organization needs to reserve in order to be considered an Enterprise Member. For example, an organization with 700 full-time employees that pays for 50 of its employees to occupy workstations at our locations would be considered one Enterprise Member with 50 memberships. As of June 1, 2021, 51% of our Consolidated Memberships were attributable to Enterprise Members, up from 48% as of June 1, 2020. For the three months ended June 30, 2021, Enterprise Memberships accounted for 52% of membership and service revenue compared to 46% for the three months ended June 30, 2020. For the six months ended June 30, 2021, Enterprise Memberships accounted for 50% of membership and service revenue compared to 44% for the six months ended June 30, 2020.

Enterprise Members are strategically important for our business as they typically sign membership agreements with longer-term commitments and for multiple solutions, which enhances our revenue visibility.

Non-GAAP Financial Measures

To evaluate the performance of our business, we rely on both our results of operations recorded in accordance with GAAP and certain non-GAAP financial measures, including Adjusted EBITDA and Free Cash Flow. These measures, as defined below, are not defined or calculated under principles, standards or rules that comprise GAAP. Accordingly, the non-GAAP financial measures we use and refer to should not be viewed as a substitute for net loss or any other performance measure derived in accordance with GAAP or as a substitute for cash flows from operating activities as a measure of liquidity, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. Our definitions of Adjusted EBITDA and Free Cash Flow described below are specific to our business and you should not assume that they are comparable to similarly titled financial measures of other companies.

Adjusted EBITDA

We supplement our GAAP results by evaluating Adjusted EBITDA, a non-GAAP measure. We define “Adjusted EBITDA” as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, as defined in Note 1 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus, net of any insurance or other recoveries, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring charges, and other gains and losses on operating assets.

A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth below:

	Six Months Ended June 30,		Year Ended December 31,
(Amounts in thousands)	2021	2020	2020	2019	2018
Net loss	$(2,984,705)	$(1,666,077)	$(3,833,857)	$(3,774,887)	$(1,927,419)
Income tax (benefit) provision(a)	7,282	16,115	19,506	45,637	(850)
Interest and other (income) expenses, net(a)	621,630	(389,574)	(532,412)	(190,248)	237,270
Depreciation and amortization(a)	364,341	390,156	779,368	589,914	313,514
Restructuring and other related costs(a)	466,045	136,216	206,703	329,221	—
Impairment/(gain on sale) of goodwill, intangibles and other assets(a)	541,585	555,959	1,355,921	335,006	—
Stock-based compensation expense(b)	57,892	34,818	50,758	346,747	69,400
Stock-based payments for services rendered by consultants(b)	(2,273)	9,834	7,893	20,367	18,957
Change in fair value of contingent consideration liabilities(c)	—	(194)	(122)	(60,667)	76,439
Legal, tax and regulatory reserves and settlements	7,496	1,073	1,794	3,678	3,615
Legal costs related to regulatory investigations and litigation(d)	22,319	21,017	53,048	—	—
Expense related to mergers, acquisitions, divestitures and capital raising activities	3,809	6,339	7,956	154,641	37,477

Adjusted EBITDA	$(894,579)	$(884,318)	$(1,883,444)	$(2,200,591)	$(1,171,597)

(a)	As presented on our consolidated statements of operations.
(b)	Represents the non-cash expense of our equity compensation arrangements for employees, directors, and consultants.
(c)

Represents the change in fair value of the contingent consideration associated with acquisitions as included in selling, general and administrative expenses on the consolidated statements of operations.

(d)

Legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions, net of any insurance or other recoveries. See section entitled “Legal Matters” in Note 24 and Note 16 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus for details regarding the related regulatory investigations and litigation matters.

When used in conjunction with GAAP financial measures, we believe that Adjusted EBITDA is a useful supplemental measure of operating performance because it facilitates comparisons of historical performance by excluding non-cash items such as stock-based payments, fair market value adjustments and impairment charges and other amounts not directly attributable to our primary operations, such as the impact of restructuring costs, acquisitions, disposals, non-routine investigations, litigation and settlements. Depreciation and amortization relate primarily to the depreciation of our leasehold improvements, equipment and furniture. These capital expenditures are incurred and capitalized subsequent to the commencement of our leases and are depreciated over the lesser of the useful life of the asset or the term of the lease. The initial capital expenditures are assessed by management as an investing activity, and the related depreciation and amortization are non-cash charges that are not considered in management’s assessment of the daily operating performance of our locations. As a result, the impact of depreciation and amortization is excluded from our calculation of Adjusted EBITDA. Restructuring and other related costs relate primarily to the decision to slow growth and terminate leases and are therefore not ordinary course costs directly attributable to the daily operation of our locations. In addition, while the legal costs incurred by the Company in connection with regulatory investigations and litigation regarding the Company’s

2019 withdrawn initial public offering and the related execution of the SoftBank Transactions are cash expenses, these are not expected to be recurring after the matters are resolved and they do not represent expenses necessary for our business operations.

Adjusted EBITDA is also a key metric used internally by our management to evaluate performance and develop internal budgets and forecasts.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP and may not provide a complete understanding of our operating results as a whole. Some of these limitations are:

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	it does not reflect our tax expense or the cash requirements to pay our taxes;

•	it does not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•

although stock-based compensation expenses are non-cash charges, we rely on equity compensation to compensate and incentivize employees, directors and certain consultants, and we may continue to do so in the future; and

•

although depreciation, amortization and impairments are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and this non-GAAP measure does not reflect any cash requirements for such replacements.

Free Cash Flow

Because of the limitations of Adjusted EBITDA, as noted above, we also supplement our GAAP results by evaluating Free Cash Flow, a non-GAAP measure. Free Cash Flow is defined as cash flow from operating activities less cash purchases of property and equipment, each as presented in the Company’s consolidated statements of cash flows calculated in accordance with GAAP. Free Cash Flow is both a performance measure and a liquidity measure that provides useful information to management and investors about the amount of cash generated by or used in the business. Free Cash Flow is also a key metric used internally by our management to develop internal budgets, forecasts and performance targets.

A reconciliation of net cash provided by (used in) operating activities, the most comparable GAAP measure, to Free Cash Flow is set forth below:

	Six Months Ended June 30,		Year Ended December 31,
(Amounts in thousands)	2021	2020	2020	2019	2018
Net cash provided by (used in) operating activities (a)	$(1,158,957)	$(168,552)	$(857,008)	$(448,244)	$(176,729)
Less: Cash purchases of property and equipment (a)	(153,142)	(985,011)	(1,441,232)	(3,488,086)	(2,055,020)

Free Cash Flow	$(1,312,099)	$(1,153,563)	$(2,298,240)	$(3,936,330)	$(2,231,749)

(a)	As presented on our consolidated statements of cash flows.

Free Cash Flow also has some limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP and may not provide a complete understanding of our results and liquidity as a whole. Some of these limitations are:

•	it only includes cash outflows for purchases of property and equipment and not other investing cash flow activity, and financing cash flow activity is also excluded;

•	it is subject to variation between periods as a result of changes in working capital and changes in timing of receipts and disbursements;

•	although non-cash GAAP straight-line lease costs are non-cash adjustments, these charges generally reflect amounts we will be required to pay our landlords in cash over the lifetime of our leases; and

•

although stock-based compensation expenses are non-cash charges, we rely on equity compensation to compensate and incentivize employees, directors and certain consultants, and we may continue to do so in the future.

Key Factors Affecting the Comparability of Our Results

ChinaCo Financing and Deconsolidation

In September 2020, the shareholders of ChinaCo executed a restructuring and Series A subscription agreement (the “ChinaCo Agreement”). Pursuant to the ChinaCo Agreement, Trustbridge agreed to subscribe for a new series of ChinaCo shares for $100.0 million in total gross proceeds to ChinaCo, received in connection with the initial investment closing on October 2, 2020 (the “Initial Investment Closing”), and an additional $100.0 million in gross proceeds to ChinaCo, with such additional shares issued and proceeds to be received at the earlier of 1 year following the Initial Investment Closing or such earlier date as determined by the ChinaCo board, to the extent such funds are necessary to support the operations of ChinaCo (the “Second Investment Closing”). The ChinaCo Agreement also included the restructuring of the ownership interests of all other preferred and ordinary shareholders’ interests into new ordinary shares in ChinaCo and the conversion of a total of approximately $233 million in net intercompany payables, payable by ChinaCo to various wholly owned subsidiaries of WeWork Inc. into new ordinary shares of ChinaCo such that subsequent to the Initial Investment Closing in October 2020, and as of June 30, 2021 and December 31, 2020, WeWork now holds 21.6% of the total shares issued by ChinaCo.

Pursuant to the terms of the ChinaCo Agreement, the rights of the ChinaCo shareholders were also amended such that upon the Initial Investment Closing, WeWork no longer retained the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and as a result, WeWork was no longer the primary beneficiary of ChinaCo and ChinaCo was deconsolidated from the Company’s consolidated financial statements on October 2, 2020 (the “ChinaCo Deconsolidation”). As such, the Company’s consolidated results of operations for the years ended December 31, 2019 and 2018 includes twelve months of consolidated ChinaCo revenue and expense activity whereas the consolidated results of operations for the year ended December 31, 2020, includes consolidated ChinaCo revenue and expense activity for the nine months ended September 30, 2020, and beginning on October 2, 2020, our remaining 21.6% ordinary share investment, valued at $26.3 million upon deconsolidation, will be accounted for as an unconsolidated equity method investment.

During the first quarter of 2021, the Company discontinued applying the equity method on the ChinaCo investment when the carrying amount was reduced to zero, resulting in a loss of $29.3 million recorded in equity method investments in the condensed consolidated statement of operations. See Note 6 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details.

See Note 6 and Note 5 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus for additional details regarding the ChinaCo Agreement and the ChinaCo Deconsolidation.

ChinaCo contributed the following to the Company’s consolidated results of operations and Adjusted EBITDA prior to its deconsolidation on October 2, 2020, in each case excluding amounts that eliminate in consolidation:

	Six Months Ended June 30,	Year Ended December 31,
(Amounts in thousands)	2020	2020	2019	2018
Revenue	$136,921	$206,261	$228,537	$99,529
Location operating expenses	179,221	266,318	290,254	116,173
Restructuring and other related costs	28,982	(18,660)	6,684	—
Impairments/(gain on sale) of goodwill, intangibles and other assets	371,871	450,312	—	—
Depreciation and amortization	28,346	39,208	42,257	20,584
Total Expenses	670,000	819,527	496,113	341,237
Pre-tax loss	(540,290)	(598,727)	(266,230)	(243,508)
Net loss	(543,599)	(609,820)	(274,019)	(244,613)
Net loss attributable to WeWork Inc.	(30,264)	(62,997)	39,072	(48,569)
Adjusted EBITDA(1)	(94,637)	(129,527)	(258,033)	(123,046)

(1)	A reconciliation of net loss, the most comparable GAAP measure, to Adjusted EBITDA is set forth below:

	Six Months Ended June 30,	Year Ended December 31,
(Amounts in thousands)	2020	2020	2019	2018
Net loss	$(543,599)	$(609,820)	$(274,019)	$(244,613)
Income tax (benefit) provision	3,309	11,093	7,789	1,105
Interest and other (income) expenses, net	7,211	(14,539)	(1,346)	1,800
Depreciation and amortization	28,346	39,208	42,257	20,584
Restructuring and other related costs	28,982	(18,660)	6,684	—
Impairment/(gain on sale) of goodwill, intangibles and other assets	371,871	450,312	—	—
Stock-based compensation expense	26	158	2,827	1,398
Stock-based payments for services rendered by consultants	8,926	13,653	17,958	14,417
Change in fair value of contingent consideration liabilities	(194)	(122)	(60,667)	76,439
Legal, tax and regulatory reserves and settlements	—	—	2	5
Expense related to mergers, acquisitions, divestitures and capital raising activities	485	(810)	482	5,819

Adjusted EBITDA	$(94,637)	$(129,527)	$(258,033)	$(123,046)

See Note 25 and Note 17 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus for details regarding various related party fees payable by ChinaCo to the Company subsequent to the ChinaCo Deconsolidation.

Restructuring and Impairments

In September 2019, we commenced an operational restructuring program to improve our financial position and refocus on our core space-as-a-service business.

During the six months ended June 30, 2021 and the year ended December 31, 2020, we were successful in achieving a 46% reduction totaling $0.4 billion and a 43% reduction totaling $1.2 billion, respectively, in total costs associated with selling, general and administrative expenses as compared to the six months ended June 30, 2020 and the year ended December 31, 2019, respectively. We also terminated leases associated with a total of 59 previously open locations and three pre-open locations during the six months ended June 30, 2021, and 82 consolidated pre-open locations during the year ended December 31, 2020 (including seven associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated). During the year ended December 31, 2020, we also strategically closed 24 previously open Consolidated Locations (including nine associated with ChinaCo during the nine months ended September 30, 2020, that it was consolidated) as part of our efforts to right-sizing our existing real estate portfolio to better match supply with demand in certain markets and to help improve overall operating performance.

We successfully amended over 150 leases during the six months ended June 30, 2021, and over 200 leases during the year ended December 31, 2020 for a combination of partial terminations to reduce our leased space, rent reductions, rent deferrals, offsets for tenant improvement allowances and other strategic changes. These amendments and full and partial lease terminations have resulted in an estimated reduction of approximately $6.9 billion in total future undiscounted fixed minimum lease cost payments that were scheduled to be paid over the life of the original executed lease agreements. The deconsolidation of ChinaCo on October 2, 2020 also resulted in a decline of approximately $2.7 billion in our consolidated total future undiscounted fixed minimum lease cost payments based on the future obligations that existed as of September 30, 2020, just prior to the deconsolidation.

Management is continuing to evaluate our real estate portfolio in connection with our ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021. During 2021, the Company anticipates there will be additional restructuring and related costs consisting primarily of lease termination charges, other exit costs and costs related to ceased use buildings and one-time employee termination benefits, as the Company is still in the process of finalizing its operational restructuring plans. The Company anticipates all such activities will be substantially complete by the end of 2021.

As of June 30, 2021, the positive changes we have made and our focused business plan with enhanced cost discipline will set the stage for our future success as we continue to increase our membership offerings and expand our footprint strategically through flexible and capital light growth alternatives.

As the Company continues to execute on its operational restructuring program and experiences the benefits of our efforts to create a leaner, more efficient organization, results may be less comparable period over period.

Restructuring and other related costs totaled $466.0 million and $136.2 million during the six months ended June 30, 2021 and 2020, respectively, and $206.7 million and $329.2 million during the years ended December 31, 2020 and 2019, respectively. The details of these net charges are as follows:

	Six Months Ended June 30,		Year Ended December 31,
(Amounts in thousands)	2021	2020	2020	2019
One-time employee terminations	$545,102	$153,031	$191,582	$139,330
Consulting fees	—	—	—	185,000
Ceased use buildings	65,745	—	—	—
Gains on lease terminations, net	(179,995)	(31,686)	(37,354)	3,306
Other, net	35,193	14,871	52,475	1,585

Total	$466,045	$136,216	$206,703	$329,221

As of June 30, 2021, net restructuring liabilities totaled approximately $24.9 million. A reconciliation of the beginning and ending restructuring liability balances is as follows:

(Amounts in thousands)	One-time Employee Benefits	Legal Settlement Benefits	Other	Total Restructuring Costs
Restructuring liability balance — December 31, 2020	$16,119	$—	$12,756	$28,875
Restructuring and other related costs expensed during the period	14,832	530,271	(79,058)	466,045
Cash payments of restructuring liabilities, net	(23,898)	—	(207,867)	(231,765)
Non-cash impact — primarily asset and liability write-offs and stock-based compensation	(2,010)	(530,271)	294,062	(238,219)

Restructuring liability balance — June 30, 2021	$5,043	$—	$19,893	$24,936

During the six months ended June 30, 2021, the Company also performed its quarterly impairment assessment for long-lived assets. As a result of the COVID-19 pandemic and the resulting declines in revenue and operating income experienced by certain locations as of June 30, 2021, we identified certain assets whose carrying value was now deemed to have been partially impaired. We evaluated our estimates and assumptions related to our locations’ future revenue and cash flows, and performed a comprehensive review of our locations’ long-lived assets for impairment, including both property and equipment and operating lease right-of-use assets, at an individual location level. Key assumptions used in estimating the fair value of our location assets in connection with our impairment analyses are revenue growth, lease costs, market rental rates, changes in local real estate markets in which we operate, inflation, and the overall economics of the real estate industry. Our assumptions account for the estimated impact of the COVID-19 pandemic. As a result, during the six months ended June 30, 2021, the Company recorded $31.5 million in impairments, primarily as a result of decreases in projected cash flows primarily attributable to the impact of COVID-19.

As of December 31, 2020, net restructuring liabilities totaled approximately $28.9 million. A reconciliation of the beginning and ending restructuring liability balances is as follows:

(Amounts in thousands)	One-time Employee Benefits	Other	Total Restructuring Costs
Restructuring liability balance — January 1, 2020	$89,872	$1,497	$91,369
Restructuring and other related costs expensed during the period	191,582	15,121	206,703
Cash payments of restructuring liabilities, net	(254,456)	(124,738)	(379,194)
Non-cash impact — primarily asset and liability write-offs and stock-based compensation	(10,879)	120,876	109,997

Restructuring liability balance — December 31, 2020	$16,119	$12,756	$28,875

Non-routine gains and impairment charges totaled and $541.6 million and $556.0 million during the six months ended June 30, 2021 and 2020, respectively, and $1,355.9 million and $355.0 million for the years ended December 31, 2020 and 2019, respectively, and are included on a net basis as impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations. The details of these net charges are as follows:

	Six Months Ended June 30,		Year Ended December 31,
(Amounts in thousands)	2021	2020	2020	2019
Impairment and write-off of long-lived assets associated with restructuring	$510,940	$423,063	$796,734	$66,187
Impairment of assets held for sale	—	120,005	120,273	2,559
Impairment of goodwill	—	—	—	214,515
Impairment of intangible assets	—	—	—	51,789
Impairment of long-lived assets primarily associated with COVID-19	31,461	62,314	345,034	—
Gain on sale of assets	(816)	(49,423)	(59,165)	(44)
Loss on ChinaCo Deconsolidation	—	—	153,045	—

Total	$541,585	$555,959	$1,355,921	$335,006

See Note 3 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information regarding our restructuring and impairment activity.

Asset Dispositions

In connection with our operational restructuring program, and our refocus on our core space-as-a-service offering, we have been successful in the disposition of certain non-core operations in 2020 including:

•	Flatiron School LLC and its affiliates (collectively “Flatiron”) acquired in 2017, were sold in August 2020;

•	Effective Technology Solutions, Inc. (“SpaceIQ”), a workplace management software platform acquired in 2019, was sold in May 2020;

•

Meetup Holdings, Inc. (“Meetup”), a web-based platform that brings people together for face to face interactions acquired in 2017, was sold in March 2020 with the Company retaining a 9% noncontrolling equity interest, accounted for as an equity method investment;

•	Managed by Q Inc. (“Managed by Q”), a workplace management platform acquired in 2019, was sold in March 2020;

•	The 424 Fifth Venture (as defined in “—Liquidity and Capital Resources” below) real estate investment, acquired in 2019, was sold in March 2020; and

•	Teem Technologies, Inc. (“Teem”), a software-as-a-service workplace management solution acquired in 2018, was sold in January 2020.

During the fourth quarter of 2019, we also completed the disposition of Conductor, Inc. (“Conductor”), a search engine optimization and enterprise content marketing solutions software company acquired in 2018, and in 2020 we wound down certain other non-core businesses, including Spacious Technologies Inc. (“Spacious”), Prolific Interactive LLC (“Prolific”), Waltz Inc. (“Waltz”) and WeGrow.

See Note 8 and Note 3 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus for additional information regarding the dispositions and the related impairments and gains recorded on sale. In connection with these dispositions, we expect the related revenues and operating expenses associated with these operations to decline and such declines will impact the comparability of results period over period.

Growth Strategy Changes

As we enter into more management agreements and/or participating leases, our net loss, Adjusted EBITDA and Free Cash Flow may be negatively impacted as we share some of our margin with landlords or other partners in exchange for them funding the capital expenditures at a particular location. Under a participating lease, the landlord typically pays or reimburses us for the full build-out of the space and we generally do not pay a specified annual rent, but rather rent is determined based on revenues or profits from the space. Similarly, in a management agreement, the partner may fund all capital expenditures to build out the space to our design specifications and maintains full responsibility for the space, while we function as the manager and receive an agreed upon management fee. In contrast to standard lease arrangements where we receive the full benefit of the future margin from a given location, under these alternative arrangements, we share portions of this future margin with the landlord or other partner. The percentage of open locations subject to such alternative arrangements was approximately 24% as of June 1, 2021 and December 1, 2020, as compared to 15% as of June 1, 2020 and December 1, 2019. The increase in this percentage year over year is primarily driven by the October 2, 2020 transition of ChinaCo from a primarily traditional consolidated lease structure to an unconsolidated management agreement arrangement with the leases now controlled by Trustbridge. This percentage may continue to increase as our response to COVID-19 and our operational restructuring in general may include the conversion of certain traditional leases to management agreements.

COVID-19 and Impact on our Business

In late 2019, an outbreak of COVID-19 had emerged and by March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Since that time, COVID-19 has resulted in various governments imposing numerous restrictions, including travel bans, quarantines, stay-at-home orders, social distancing requirements and mandatory closure of “non-essential” businesses.

We are facing a period of uncertainty as a result of the ongoing impact of the COVID-19 pandemic on our business and expect there may continue to be a material impact on demand for our space-as-a-service offering in the short-term.

As a result, the Company’s business was significantly disrupted, and the Company’s operations have been significantly reduced. In particular, markets in which the Company operates both in the United States and internationally, and the state and local governments in these areas, among others, have in the past implemented stay-at-home orders, social distancing requirements and mandatory closures of all “non-essential” businesses, and have either re-implemented or may in the future re-implement these or other restrictions, in an effort to curb the spread of COVID-19. In response to these measures, the Company has temporarily closed certain locations in various U.S. and international markets and may do so in the future, in an effort to help protect the health and safety of its employees and members, and various planned new location openings have been delayed. In addition, the spread of COVID-19 has caused the Company to modify its business practices (including employee travel, employee work locations and cancellation of physical participation in meetings, events and conferences), and the Company may take further actions as may be required by government authorities or that the Company determines are in the best interests of the Company’s employees and members. During the year ended December 31, 2020, we purchased over $22 million of COVID-19 related prevention supplies inclusive of personal protective equipment for use by employees and members at our locations.

During 2021 and throughout 2020, the Company experienced reduced new sales volume at our locations, which negatively affected, and may continue to negatively affect, the Company’s results of operations. The Company had also been, and may continue to be, adversely impacted by member churn, non-payment (or delayed payment) from members or members seeking payment concessions or deferrals or cancellations as a result of the

COVID-19 pandemic. During the six months ended June 30, 2021, we continued to record comparable bad debt expense to the six months ended June 30, 2020, totaling $17.2 million and $21.0 million, respectively. During the year ended December 31, 2020, the Company recorded $67.5 million in bad debt expense compared to $22.2 million during the year ended December 31, 2019. The Company is actively monitoring its accounts receivable balances in response to COVID-19 and also ceased recording revenue on certain contracts where collectability is not probable. The Company determined collectibility was not probable and did not recognize revenue on such contracts totaling $2.1 million and $53.1 million for the six months ended June 30, 2021 and the year ended December 31, 2020, respectively. We also continue to engage with our members as it relates to COVID-19 related payment deferral programs. Additionally, in order to retain our members, we may offer additional discounts or deferrals that may continue to negatively impact our net loss, Adjusted EBITDA and Free Cash Flow. Average revenue per WeWork membership declined approximately 4% for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, and declined approximately 6% for the year ended December 31, 2020 compared to the year ended December 31, 2019.

The implementation of professional distancing standards, de-densification of common areas and reconfiguring of offices, may also impact our key performance indicators and the comparability of our results. Our key performance indicators may also be impacted by the speed at which we can open locations and stabilize occupancy at those locations, as well as the average revenue per WeWork membership that we generate, which all may continue to decline in the short-term as a result of COVID-19.

We have sought to mitigate the operational and financial impact of COVID-19 on our business by taking the following measures:

•	Proactively negotiating with landlords on a location-by-location based approach for deferrals, abatements and the conversion of some traditional leases to management agreements.

•

Continuing our restructuring efforts and reorganizing our business and operating model with the goal of creating a leaner, more efficient organization to accelerate our path to positive Adjusted EBITDA.

•	Temporarily delaying certain new location openings and the capital investment associated with the expansion of our portfolio.

•

Taking steps to delay or reduce spending during this period of disruption in areas such as marketing, professional fees, personnel cost and maintenance capital. This is in addition to significant organic reductions in variable expenses such as consumables, utilities, sales commissions and broker referrals, among others, related to overall lower business activity.

In response to COVID-19, our product, design, technology and member experience teams are also working together to enhance our spaces and ensure WeWork is prepared to satisfy our members’ changing needs for space if and when they consider a return to work in the coming months. WeWork has been awarded a Global Certificate of Conformity for the company’s health and safety enhancements from Bureau Veritas, an internationally recognized testing, inspection, and certification organization. The certification was awarded after an independent audit of WeWork’s COVID-19 health and safety measures, response plans, and space modifications.

In the wake of the COVID-19 global pandemic, we accelerated our efforts to digitize our real estate offering through the launch of the WeWork All Access and WeWork On Demand products. WeWork All Access is a monthly subscription-based model that provides members with access to any participating WeWork location within their home country. Through WeWork All Access, members can book dedicated desks, conference rooms and private offices right from their phones – enabling users to choose when, where and how they work. WeWork On Demand provides users pay-as-you-go access to book individual workspace or conference rooms at nearby WeWork locations, giving members the flexibility to book individual workspace by the hour or conference rooms by the day on the WeWork On Demand mobile app.

While the total effects of the COVID-19 pandemic on the economy and our business are uncertain, our senior management team is proactively monitoring its impact on a daily basis and will continue to adjust our operations as necessary.

We also believe our liquidity position will be sufficient to help us mitigate the near-term uncertainty associated with COVID-19. As of June 30, 2021, we had over $1.9 billion of cash and unfunded cash commitments, which includes $844.0 million of cash and cash equivalents on our condensed consolidated balance sheet, access to an additional $1.1 billion in undrawn senior secured debt commitments (see the section entitled “— Liquidity and Capital Resources” for additional information on our liquidity position and undrawn debt availability).

While we cannot reasonably estimate the impact of COVID-19 on our future financial condition and results, we do anticipate that it will likely have a continued negative impact in the near-term. During the six months ended June 30, 2021, we have observed indicators of recovery with an increase of Total Memberships to 517,000 as of June 1, 2021 from 490,000 as of December 1, 2020. However, the extent to which COVID-19 could continue to impact our business depends on future developments, including those which are highly uncertain, cannot be predicted and are outside our control, including new information which may quickly emerge regarding the severity of the virus, the spread and impact of new variants, the scope of the outbreak and the actions to contain the virus or treat its impact, vaccination rollout plans, as well as actions the Company is taking including the duration of our location closures, delays in new openings, our ongoing negotiations with landlords and how quickly we can resume normal operations, among others.

Components of Results of Operations

We assess the performance of our locations differently based on whether the revenues and expenses of the location are consolidated within our results of operations, Consolidated Locations, or whether the revenues and expenses of the location are not consolidated within our results of operations but we are entitled to a management fee for our services, such as locations (“IndiaCo locations” and “ChinaCo locations,” collectively Unconsolidated Locations) operated by WeWork India Services Private Limited (“IndiaCo”) and Trustbridge (“ChinaCo”). Beginning with the fourth quarter of 2020, ChinaCo locations are included in Unconsolidated Locations. Prior to and during the nine months ended September 30, 2020, ChinaCo locations were included in Consolidated Locations. The term “locations” includes only Consolidated Locations when used in sections entitled “—Components of Results of Operations and —Comparison of the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018” but includes both Consolidated Locations and Unconsolidated Locations when used elsewhere in this proxy statement/prospectus.

Revenue

Revenue includes membership and service revenue as well as other revenue as described below.

Membership revenue represents membership fees, net of discounts, from sales of WeWork memberships, WeWork All Access memberships, WeWork On Demand and WeMemberships and any revenue associated with our former WeLive offering. We derive a significant majority of our revenue from recurring membership fees. The price of each membership varies based on the type of workplace solution selected by the member, the geographic location of the space occupied, and any monthly allowances for business services, such as conference room reservations and printing or copying allotments that are included in the base membership fee. All memberships include access to our community through the WeWork app. Membership revenue is recognized monthly, on a ratable basis, over the life of the agreement, as access to space is provided.

Service revenue primarily includes additional billings to members for ancillary business services in excess of the monthly allowances mentioned above. Services offered to members include access to conference rooms, printing, photocopies, initial set-up fees, phone and IT services, parking fees and other services.

Service revenue also includes commissions we earn from third-party service providers. We offer access to a variety of business and other services to our members, often at exclusive rates, and receive a percentage of the sale when one of our members purchases a service from a third party. These services range from business services to lifestyle perks. Service revenue also includes any management fee income for services provided to IndiaCo locations and ChinaCo locations (subsequent to deconsolidation on October 2, 2020). Service revenue is recognized on a monthly basis as the services are provided.

Service revenue does not include any revenue recognized related to other non-core offerings not related to our space-as-a-service offering.

During 2021 and 2020, other revenue primarily includes our former Powered by We design and development services in which we offered on-site office management that provides integrated design, construction and space management services. Also included in other revenue in 2021 and 2020 is other management and advisory fees earned.

Design and development services performed are recognized as revenue over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. The Company identifies only the specific costs incurred which contribute to the Company’s progress in satisfying the performance obligation. Contracts are generally segmented between types of services, such as consulting contracts, design and construction contracts, and operate contracts. Revenues related to each respective type of contract are recognized as or when the respective performance obligations are satisfied. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately.

Income generated from sponsorships and ticket sales from WeWork branded events are recognized upon the occurrence of the event. Other revenues are generally recognized over time, on a monthly basis, as the services are performed.

Other revenue also includes revenue generated from various other non-core offerings, not directly related to the revenue we earn under our membership agreements through which we provide space-as-a-service. For example, the revenue generated by the following during the periods subsequent to their acquisition and prior to their disposition or wind down, are all classified as other revenue: Flatiron, Meetup, Conductor, SpaceIQ, Managed by Q, Teem, Spacious, Prolific, Waltz and WeGrow (collectively our “non-core operations” or “non-core offerings”).

As other revenue includes significant amounts related to non-core operations that have been disposed of or have been wound down, we expect these other revenues to continue to decline. See the section entitled “—Key Factors Affecting Comparability of Our Results — Asset Dispositions” above.

Location Operating Expenses

Location operating expenses include the day-to-day costs of operating an open location and exclude pre-opening costs, depreciation and amortization and general sales and marketing, which are separately recorded.

Lease Cost

Our most significant location operating expense is lease cost. Lease cost is recognized on a straight-line basis over the life of the lease term in accordance with GAAP based on the following three key components:

•

Lease cost contractually paid or payable represents cash payments due for base and contingent rent, common area maintenance amounts and real estate taxes payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.

•

Amortization of lease incentives represents the amortization of amounts received or receivable for tenant improvement allowances and broker commissions (collectively, “lease incentives”), amortized on a straight-line basis over the terms of our leases.

•

Non-cash GAAP straight-line lease cost represents the adjustment required under GAAP to recognize the impact of “free rent” periods and lease cost escalation clauses on a straight-line basis over the term of the lease. Non-cash GAAP straight-line lease cost also includes the amortization of capitalized initial direct costs associated with obtaining a lease.

Prior to the adoption of ASC 842 on January 1, 2019, lease cost was referred to as rent and tenancy costs. Tenancy costs include common area maintenance charges and real estate taxes paid in connection with our leased locations.

Other Location Operating Expenses

Other location operating expenses typically include utilities, ongoing repairs and maintenance, cleaning expenses, office expenses, security expenses, credit card processing fees and food and beverage costs. Location operating expenses also include personnel and related costs for the teams managing our community operations including member relations, new member sales and member retention and facilities management.

Pre-Opening Location Expenses

Pre-opening location expenses include all expenses incurred before a location is not open for members. The primary components of pre-opening location expenses are lease cost expense, including our share of tenancy costs (including real estate and related taxes and common area maintenance charges), utilities, cleaning, personnel and related expenses and other costs incurred prior to generating revenue. Personnel expenses are included in pre-opening location expenses as we staff our locations prior to their opening to help ensure a smooth opening and a successful member move-in experience. Pre-opening location expenses also consist of expenses incurred during the period in which a workspace location has been closed for member operations and all members have been relocated to a new workspace location, prior to management’s decision to enter negotiations to terminate a lease.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) consist primarily of personnel and stock-based compensation expenses related to our corporate employees, technology, consulting, legal and other professional services expenses, costs for our corporate offices, such as costs associated with our billings, collections, purchasing and accounts payable functions. Also included in SG&A are general sales and marketing efforts, including advertising costs, member referral fees, and costs associated with strategic marketing events, and various other costs we incur to manage and support our business.

SG&A also includes cost of goods sold in connection with our former Powered by We on-site office design, development and management solutions and the costs of services or goods sold related to our various other non-core offerings described above in the periods subsequent to their acquisition and prior to their disposition or wind down.

Also included are corporate design, development, warehousing, logistics and real estate costs and expenses incurred researching and pursuing new markets, solutions and services, and other expenses related to the Company’s growth and global expansion incurred during periods when the Company was focused on expansion. These costs include non-capitalized personnel and related expenses for our development, design, product, research, real estate, growth talent acquisition, mergers and acquisitions, legal, technology research and development teams and related professional fees and other expenses incurred such as growth related recruiting fees, employee relocation costs, due diligence, integration costs, transaction costs, contingent consideration fair value adjustments relating to acquisitions, write-off of previously capitalized costs for which the Company is no longer moving forward with the lease or project and other routine asset impairments and write-offs.

We expect that overall SG&A expenses will decrease as a percentage of revenue over time as we continue to execute on our restructuring plans aimed to enhance our operating efficiency and leverage the historical investments in people and technology that we have made to support the growth of our global community. We also expect decreases in SG&A expenses over time due to the sale or wind down of certain non-core operations discussed above. Prior to 2020, much of our sales and marketing efforts were focused on pre-opening locations and non-mature locations. With the decline in overall occupancy and the impact of COVID-19 on our mature locations continuing in 2021, future sales and marketing costs may be required to help restabilize our mature locations.

Restructuring and other related costs and Impairment/(gain on sale) of goodwill, intangibles and other assets

See the section entitled “— Key Factors Affecting Comparability of Our Results — Restructuring and Impairments” above for details surrounding the components of these financial statement line items.

Depreciation and amortization

Depreciation and amortization primarily relates to the depreciation expense recorded on our property and equipment, the most significant component of which are the leasehold improvements made to our real estate portfolio.

Interest and Other Income (Expense)

Interest and other income (expense) is comprised of interest income, interest expense, loss on extinguishment of debt, earnings from equity method and other investments, foreign currency gain (loss), and gain (loss) from change in fair value of related party financial instruments.

Condensed Consolidated Results of Operations

The following table sets forth the Company’s condensed consolidated results of operations and other key metrics for the six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020, 2019 and 2018:

(Amounts in thousands)	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Condensed Consolidated statements of operations information:
Revenue	$1,191,331	$1,938,617	$3,415,865	$3,458,592	$1,821,751
Expenses:
Location operating expenses—cost of revenue (1)	1,598,812	1,804,802	3,542,918	2,758,318	1,491,783
Pre-opening location expenses	76,839	165,919	273,049	571,968	357,831
Selling, general and administrative expenses(2)	499,502	925,101	1,604,669	2,793,663	1,349,622
Restructuring and other related costs	466,045	136,216	206,703	329,221	—
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	555,959	1,355,921	335,006	—
Depreciation and amortization	364,341	390,156	779,368	589,914	313,514

Total expenses	3,547,124	3,978,153	7,762,628	7,378,090	3,512,750

Loss from operations	(2,355,793)	(2,039,536)	(4,346,763)	(3,919,498)	(1,690,999)
Interest and other income (expense), net	(621,630)	389,574	532,412	190,248	(237,270)

Pre-tax loss	(2,977,423)	(1,649,962)	(3,814,351)	(3,729,250)	(1,928,269)
Income tax benefit (provision)	(7,282)	(16,115)	(19,506)	(45,637)	850

Net loss	(2,984,705)	(1,666,077)	(3,833,857)	(3,774,887)	(1,927,419)
Noncontrolling interests	63,505	618,379	704,499	510,149	316,627

Net loss attributable to WeWork Inc.	$(2,921,200)	$(1,047,698)	$(3,129,358)	$(3,264,738)	$(1,610,792)

(1)

Exclusive of depreciation and amortization shown separately on the depreciation and amortization line in the amount of $345.6 million and $351.6 million for the six months ended June 30, 2021 and June 30, 2020, respectively, and $715.4 million, $515.3 million and $281.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

(2)

Includes cost of revenue in the amount of $32.7 million and $142.5 million during the six months ended June 30, 2021 and June 30, 2020, respectively, and $248.8 million, $384.7 million, and $164.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. Excludes depreciation and amortization of none and $0.2 million for the six months ended June 30, 2021 and June 30, 2020, respectively, and $0.2 million, $14.1 million, and $12.6 million for the years ended December 31, 2020, 2019 and 2018, respectively, shown separately below.

	June 1,		December 1,			June 1,	December 1,

	2021	2020(2),(3)	2020(2)(3)	2019(2)(3)	2018(2)(3)	2020	2019	2018
Other key performance indicators:
Consolidated Locations						Impact of ChinaCo on Consolidated Locations(2)
Workstation capacity (in ones)	770,000	936,000	865,000	802,000	444,000	115,000	106,000	52,000
Memberships (in ones)(1)	406,000	578,000	401,000	628,000	387,000	65,000	59,000	33,000
Occupancy Rate	52%	58%	46%	73%	80%	57%	56%	64%
Enterprise Membership Percentage	51%	48%	52%	42%	38%	44%	37%	31%
Unconsolidated Locations

Workstation capacity (in ones)	168,000	58,000	166,000	53,000	22,000
Memberships (in ones)	111,000	34,000	89,000	34,000	14,000
Occupancy Rate	66%	59%	54%	65%	63%
Total Locations

Workstation capacity (in ones)	937,000	994,000	1,030,000	855,000	466,000
Memberships (in ones)(1)	517,000	613,000	490,000	662,000	401,000
Occupancy Rate	55%	58%	47%	72%	80%

(1)

Consolidated Locations and Total Locations Memberships include WeMemberships of 4,000 and 35,000 as of June 1, 2021 and 2020, respectively, and 6,000, 43,000 and 30,000 as of December 1, 2020, 2019 and 2018, respectively. WeMemberships are legacy products that provide member user login access to the WeWork member network online or through the mobile application as well as access to service offerings and the right to reserve space on an à la carte basis, among other benefits. WeMemberships are excluded from the calculation of our Occupancy.

(2)

Effective October 2, 2020, the Company deconsolidated ChinaCo and as a result, beginning with the fourth quarter of 2020, the workstation capacity, memberships, occupancy and enterprise memberships percentages for Consolidated Locations as of June 1, 2021 and December 1, 2020 excludes the impact of ChinaCo locations, and they are included in the totals for Unconsolidated Locations presented as of June 1, 2021 and December 1, 2020, with no impact on Total Locations. Prior to October 2, 2020, ChinaCo was still consolidated and therefore the key performance indicators for ChinaCo are included in Consolidated Locations as of June 1, 2020, December 1, 2019 and 2018.

(3)

On June 1, 2021, we closed a franchise agreement with Ampa and transferred the building operations and obligations of our Israel locations to Ampa. Beginning with June 1, 2021, our Israel locations are no longer Consolidated Locations and are classified as Unconsolidated Locations. Included in Consolidated Locations indicators above are 12,000 workstation capacity and 7,000 Memberships at Israel locations as of June 1, 2020. Included in Consolidated Locations indicators are 12,000, 10,000, and 6,000 workstation capacity and 8,000, 8,000, and 5,000 Memberships at Israel locations as of December 1, 2020, 2019 and 2018, respectively.

Consolidated Results of Operations as a Percentage of Revenue

The following table sets forth our consolidated statements of operations information as a percentage of revenue for the six months ended June 30, 2021 and 2020, and for the years ended December 31, 2020, 2019 and 2018:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
Revenue	100%	100%	100%	100%	100%
Expenses:
Location operating expenses—cost of revenue (1)	134%	93%	104%	80%	82%
Pre-opening location expenses	6%	9%	8%	17%	20%
Selling, general and administrative expenses(1)	42%	48%	47%	81%	74%
Restructuring and other related costs	39%	7%	6%	10%	—%
Impairment/(gain on sale) of goodwill, intangibles and other assets	45%	29%	40%	10%	—%
Depreciation and amortization	31%	20%	23%	17%	17%

Total operating expenses	297%	206%	227%	213%	193%

Loss from operations	(197)%	(106)%	(127)%	(113)%	(93)%
Interest and other income (expense), net	(52)%	20%	16%	6%	(13)%

Pre-tax loss	(249)%	(86)%	(112)%	(108)%	(106)%
Income tax benefit (provision)	(1)%	(1)%	(1)%	(1)%	—%

Net loss	(250)%	(87)%	(112)%	(109)%	(106)%
Noncontrolling interests	5%	32%	21%	15%	17%

Net loss attributable to WeWork Inc.	(245)%	(55)%	(92)%	(94)%	(88)%

(1)	Exclusive of depreciation and amortization shown separately on the depreciation and amortization line.

Comparison of the six months ended June 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018

Revenue

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Membership and service revenue	$1,144,428	$1,787,021	$(642,593)	(36)%
Other revenue	46,903	151,596	(104,693)	(69)%

Total revenue	$1,191,331	$1,938,617	$(747,286)	(39)%
ChinaCo Membership and service revenue	—	135,702	(135,702)	(100)%
ChinaCo Other revenue	—	1,219	(1,219)	(100)%

Total revenue excluding ChinaCo	$1,191,331	$1,801,696	(610,365)	(34)%

Total revenue decreased $747.3 million primarily driven by membership and service revenue, which decreased $642.6 million to $1.1 billion for the six months ended June 30, 2021, from $1.8 billion for the six months ended June 30, 2020. The decrease in membership and service revenue was primarily driven by the 30% decrease in our membership base which decreased to approximately 406,000 memberships as of June 30, 2021 from 578,000 as of June 30, 2020, including 65,000 memberships at ChinaCo locations consolidated as of June 30, 2020. The decrease in revenue was also impacted by increases in COVID-19 related discounts. Membership and service revenue was also negatively impacted by lower than average incremental service revenue earned during the six months ended June 30, 2021, primarily associated with the reduction of the use of our space and related services as a result of COVID-19.

Included in the net decreases in membership and service revenue discussed above was a decrease of approximately $135.7 million in membership and service revenue related to ChinaCo. ChinaCo was deconsolidated as of October 2, 2020 and therefore contributed six months of consolidated membership and service revenue during the six months ended June 30, 2020.

Additionally, there was a 69% decrease in other revenue, which decreased $104.7 million to $46.9 million for the six months ended June 30, 2021, from $151.6 million for the six months ended June 30, 2020. The $104.7 million decrease primarily related to a $65.0 million decrease in revenue generated from our former Powered by We solution and a $38.0 million decrease primarily due to the sale of non-core ventures that were sold in 2020 as a result of our plan to refocus on our core space-as-a-service business. The remaining $1.7 million net decrease related to revenue from various other offerings.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Membership and service revenue	$3,133,278	$3,058,693	$74,585	2%
Other revenue	282,587	399,899	(117,312)	(29)%

Total revenue	$3,415,865	$3,458,592	$(42,727)	(1)%
ChinaCo Membership and service revenue	204,291	225,377	(21,086)	(9)%
ChinaCo Other revenue	1,970	3,160	(1,190)	(38)%

Total revenue excluding ChinaCo	$3,209,604	$3,230,055	$(20,451)	(1)%

Total revenue decreased $42.7 million primarily driven by a 29% decrease in other revenue, which decreased $117.3 million for the year ended December 31, 2020.

The $74.6 million increase in membership and service revenue was primarily driven by the 6% growth in our monthly average membership base for the year ended December 31, 2020 compared to the monthly average membership base for the year ended December 31, 2019. Overall memberships as of December 31, 2020 were down as compared to December 31, 2019, primarily as a result of the impact of COVID-19, however the COVID-19 related declines during 2020 were at a lesser rate than the growth in memberships experienced during 2019, resulting in the increase in monthly average period over period. The positive impact on revenue from the increase in monthly average memberships was also partially offset by increases in COVID-19 related discounts and a lower than average incremental service revenue earned during the year ended December 31, 2020. The decline in service revenue was primarily related to conference room charges based on a decline in average utilization primarily as a result of COVID-19. Average revenue per WeWork membership declined approximately 6% for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Included in the net increases in membership and service revenue discussed above was an offsetting decrease of approximately $21.1 million in membership and service revenue related to ChinaCo. ChinaCo was deconsolidated as of October 2, 2020 and therefore contributed only 9 months of consolidated membership and service revenue during the year ended December 31, 2020, as compared to 12 months of consolidated membership and service revenue during the year ended December 31, 2019.

Other revenue decreased $117.3 million, primarily related to a $39.5 million payment from an affiliate of SBG relating to the Creator Fund recognized during the year ended December 31, 2019 that did not reoccur during the year ended December 31, 2020, a $74.2 million decrease primarily due to the sale of non-core ventures that were sold in the years ended December 31, 2019 and 2020 as a result of our plan to refocus on our core space-as-a-service business, and a $14.9 million decrease in revenue generated from our former Powered by We solution. The decreases were partially offset by a $14.2 million increase in revenue related to management fees earned by the WeCap Manager. The remaining $2.9 million net increase related to revenue from various other offerings.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Membership and service revenue	$3,058,693	$1,697,336	$1,361,357	80%
Other revenue	399,899	124,415	275,484	221%

Total revenue	$3,458,592	$1,821,751	$1,636,841	90%

Total revenue increased $1.6 billion to $3.5 billion for the year ended December 31, 2019, primarily driven by an increase in membership and service revenue of $1.4 billion.

The growth in revenue was primarily driven by growth in our membership base which increased to approximately 662,000 memberships as of December 1, 2019 from 401,000 as of December 1, 2018. The increase in membership and service revenue due to growth in the WeWork community was slightly offset by 4% decline in average revenue per WeWork membership for the year ended December 31, 2019, from the year ended December 31, 2018. Average revenue per WeWork membership has experienced a decline primarily relating to our expansion into many new global markets with different pricing structures. In some cases, we have also used discounts to encourage longer contract terms.

Other revenue increased $275.5 million, primarily related to a $170.5 million increase in revenue generated from our former Powered by We solutions and $55.7 million related to growth in other non-core ventures. The remaining $49.3 million was primarily driven by a payment from an affiliate of SBG relating to the Creator Fund received during the year ended December 31, 2019, and various other offerings.

Location Operating Expenses

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Location operating expenses	$1,598,812	$1,804,802	$(205,990)	(11)%
ChinaCo location operating expenses	—	179,221	(179,221)	(100)%

Location operating expenses excluding ChinaCo	$1,598,812	$1,625,581	$(26,769)	(2)%

Location operating expenses decreased $206.0 million due primarily to a decrease of approximately $179.2 million in location operating expenses related to ChinaCo. ChinaCo was deconsolidated as of October 2, 2020 and therefore contributed six months of consolidated location operating expenses during the six months ended June 30, 2020. The remaining $26.8 million decrease was primarily due to decline in memberships, office expenses, payroll, and occupancy, primarily as a result of COVID-19 and cost cutting strategies, partially offset by an increase in real estate operating lease costs. As a percentage of total revenue, location operating expenses for the six months ended June 30, 2021 increased by 41 percentage points to 134% compared to 93% for the six months ended June 30, 2020. The increase in location operating expenses as a percentage of total revenue was impacted by the overall decline in average revenue, discussed above.

During the six months ended June 30, 2021, the Company terminated leases associated with a total of 59 previously open locations and 3 pre-open locations. Management is continuing to evaluate our real estate portfolio in connection with its ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021. The location decreases were partially offset by the opening of 19 locations during the six months ended June 30, 2021.

During the six months ended June 30, 2021, the Company has also successfully amended over 150 leases for a combination of partial terminations to reduce our leased space, rent reductions, rent deferrals, offsets for tenant improvement allowances and other strategic changes.

Our most significant location operating expense is real estate operating lease cost, which includes the following components and changes:

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Lease cost contractually paid or payable	$1,300,034	$1,266,768	$33,266	3%
Non-cash GAAP straight-line lease cost	131,283	228,901	(97,618)	(43)%
Amortization of lease incentives	(142,401)	(143,483)	1,082	(1)%

Total real estate operating lease cost	$1,288,916	$1,352,186	$(63,270)	(5)%

The following table includes the components of real estate operating lease cost included in location operating expenses as a percentage of membership revenue:

	Six Months Ended June 30,
	2021	2020	Change %
Lease cost contractually paid or payable	117%	73%	44%
Non-cash GAAP straight-line lease cost	12%	13%	(1)%
Amortization of lease incentives	(13)%	(8)%	(5)%

Total real estate operating lease cost	116%	78%	38%

The $33.3 million increase in lease cost contractually paid or payable was generally the result of fewer rent free periods associated with our open locations during the six months ended June 30, 2021 than during the six months ended June 30, 2020.

The $97.6 million decrease in non-cash GAAP straight-line lease cost was primarily driven by decreases in lease cost escalations and the end of free rent periods. The impact of straight-lining lease cost typically increases straight-line lease cost adjustments in the first half of the life of a lease, when lease cost recorded in accordance with GAAP exceeds cash payments made, and then decreases lease cost in the second half of the life of the lease when lease cost is less than the cash payments required. The impact of straight-lining of lease cost nets to zero over the life of a lease.

The $1.1 million decrease in amortization of lease incentives benefit was primarily due to locations that incurred amortization of lease incentive benefits during the six months ended June 30, 2020 no longer incurring amortization during the six months ended June 30, 2021 either through lease termination or being fully amortized.

The remaining net decrease in all other location operating expenses consisted of decreases related to cleaning expenses, the purchase of COVID-19 prevention supplies, and other office expenses as a result of a reduction in the use of certain locations during the six months ended June 30, 2021 as a result of COVID-19. Additionally, the decrease was due to the reductions in operating costs as a result of the Company’s efforts to create a more efficient organization, including payroll costs, bad debt due to reserves booked in the prior year as a result of COVID-19 restrictions and consulting costs. These were offset by an increase in real estate taxes, repair and utility and other various operating costs during the six months ended June 30, 2021.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Location operating expenses	$3,542,918	$2,758,318	$784,600	28%
ChinaCo location operating expenses	266,318	290,254	(23,936)	(8)%

Location operating expenses excluding ChinaCo	$3,276,600	$2,468,064	$808,536	33%

Location operating expenses increased $784.6 million due primarily to an increase in real estate operating lease cost resulting from the overall growth in our workstation capacity and the increase in the number of open locations. As a percentage of total revenue, location operating expenses for the year ended December 31, 2020 increased by 24 percentage points to 104% compared to 80% for the year ended December 31, 2019. This increase was primarily driven by the growth in workstation capacity combined with a decline in memberships, occupancy and average revenue per member, primarily as a result of COVID-19 as discussed above.

The total net increase in our 2020 location operating expenses was partially offset by the closure of previously opened locations. During 2020 we strategically closed 24 previously open Consolidated Locations, including nine associated with ChinaCo during the nine months ended September 30, 2020, that it was consolidated.

Our most significant location operating expense is real estate operating lease cost, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Lease cost contractually paid or payable	$2,638,455	$1,686,431	$952,024	56%
Non-cash GAAP straight-line lease cost	380,851	411,161	(30,310)	(7)%
Amortization of lease incentives	(297,828)	(169,676)	(128,152)	76%

Total real estate operating lease cost	$2,721,478	$1,927,916	$793,562	41%

The following table includes the components of real estate operating lease cost included in location operating expenses as a percentage of membership revenue:

	Year Ended December 31,
	2020	2019	Change %
Lease cost contractually paid or payable	86%	58%	28%
Non-cash GAAP straight-line lease cost	12%	14%	(2)%
Amortization of lease incentives	(10)%	(6)%	(4)%

Total real estate operating lease cost	89%	66%	23%

The reasons for the $793.6 million net increase in total real estate operating lease cost and the increase in the amounts as a percentage of revenue was primarily driven by the growth in workstation capacity combined with a decline in memberships, occupancy and average revenue per member, primarily as a result of COVID-19 as discussed above. The $30.3 million decrease in non-cash GAAP straight-line lease cost was primarily driven by the ending of free rent periods, cash rent increases due to lease cost escalations and the aging of our portfolio. The impact of straight-lining lease cost typically increases lease cost in the first half of the life of a lease, when lease cost recorded in accordance with GAAP exceeds cash payments made, and then decreases lease cost in the second half of the life of the lease when lease cost is less than the cash payments required. The impact of straight-lining of lease cost nets to zero over the life of a lease.

Total location operating expenses also declined by $37.2 million during 2020 as a result of higher stock-based compensation expense incurred during 2019 primarily driven by the 2019 Tender Offer and 2020 Tender Offer (each as defined in Note 22 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus), through which common shares were acquired (or, in the case of the 2020 Tender Offer, offered to be acquired subject to the satisfaction of certain conditions) from WeWork employees at a price greater than the fair market value of the shares, which resulted in additional stock-based compensation expense during the year ended December 31, 2019.

The remaining $28.2 million net increase in all other location operating expenses consisted of increases related to cleaning expenses, the purchase of additional COVID-19 prevention supplies, increases in bad debt expense and other expenses required to operate our locations and were offset by reductions in variable operating costs which were lower than average as a result of a reduction in the use of certain locations during 2020 as a result of COVID-19 as well as reductions in operating costs as a result of the Company’s efforts to create a more efficient organization.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Location operating expenses	$2,758,318	$1,491,783	$1,266,535	85%

Location operating expenses increased $1.3 billion to $2.8 billion due to the overall growth in our business and the increase in the number of open locations. As a percentage of total revenue, location operating expenses for the year ended December 31, 2019 decreased by two percentage points to 80% compared to 82% for the year ended December 31, 2018.

Our most significant location operating expense is real estate operating lease cost, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Lease cost contractually paid or payable	$1,686,431	$824,650	$861,781	105%
Non-cash GAAP straight-line lease cost	411,161	268,125	143,036	53%
Amortization of lease incentives	(169,676)	(88,867)	(80,809)	91%

Total real estate operating lease cost	$1,927,916	$1,003,908	$924,008	92%

The following table includes the components of operating lease cost included in location operating expenses as a percentage of membership revenue:

	Year Ended December 31,
	2019	2018	Change %
Lease cost contractually paid or payable	58%	51%	7%
Non-cash GAAP straight-line lease cost	14%	17%	(3)%
Amortization of lease incentives	(6)%	(6)%	— %

Total real estate operating lease cost	66%	62%	4%

The $861.8 million increase in lease cost contractually paid or payable, which is incurred after locations open for business and after the expiration of any free rent period, was primarily driven by the growth from 410 locations as of December 1, 2018 to 710 locations as of December 1, 2019. The increase in lease cost contractually paid or payable is also impacted by escalations in base rent payments and the expiration of free rent periods. As a percentage of membership revenue, lease cost contractually paid or payable increased by seven percentage points for the year ended December 31, 2019 as compared to the year ended December 31, 2018 and was impacted by our expansion into regions where lease costs comprised a higher percentage of membership and service revenue.

The $143.0 million increase in non-cash GAAP straight-line lease cost was primarily driven by free rent periods and lease cost escalations given that a majority of our leases are in the first half of the life of the lease.

The impact of straight-lining lease cost typically increases lease cost in the first half of the life of a lease, when lease cost recorded in accordance with GAAP exceeds cash payments made, and then decreases lease cost in the second half of the life of the lease when lease cost is less than the cash payments required. The impact of straight-lining of lease cost nets to zero over the life of a lease.

The $80.8 million increase in amortization of lease incentives benefit was primarily driven by the new locations that opened since December 31, 2018.

Stock-based compensation expense increased $23.8 million primarily driven by the 2019 Tender Offer and 2020 Tender Offer, which both resulted in additional stock-based compensation expense during the year ended December 31, 2019. Additionally, the Company made new stock-based compensation grants to new and existing employees during 2019, resulting in additional expense.

The overall growth in our global community was also the primary driver of the remaining $318.8 million increase in all other location operating expenses, which related to increases in employee compensation and benefits, cleaning, office, utilities, repairs and maintenance, consumables and other expenses required to operate our locations. As a percentage of membership revenue, these location operating expenses for the year ended December 31, 2019 decreased three percentage points to 24% compared to 27% for the year ended December 31, 2018.

Pre-Opening Location Expenses

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Pre-opening location expenses	$76,839	$165,919	$(89,080)	(54)%
ChinaCo pre-opening location expenses	—	12,359	(12,359)	(100)%

Pre-opening location expenses excluding ChinaCo	$76,839	$153,560	$(76,721)	(50)%

Pre-opening location expenses decreased $89.1 million to $76.8 million primarily as a result of the Company’s decision in the fourth quarter of 2019 and first half of 2020 to decelerate the growth rate of our platform and to focus on increasing the profitability of our existing portfolio of locations. As of June 1, 2021, there were 42 locations where we had taken possession of the new leased spaces but the location had not yet opened for member operations compared to 102 as of June 1, 2020. Included in the 42 pre-open locations are 20 locations that were closed for member operations and all members have been relocated to a new workspace location as of June 1, 2021, but management has not yet ceased use of the building.

Included in the net decreases discussed above was a decrease of approximately $12.4 million in pre-opening expenses related to ChinaCo. ChinaCo was deconsolidated as of October 2, 2020 and therefore contributed six months of consolidated pre-opening expenses during the six months June 30, 2020.

Our most significant pre-opening location expense is real estate operating lease cost for the period before a location is open for member operations, which includes the following components and changes:

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Lease cost contractually paid or payable	$55,945	$69,069	$(13,124)	(19)%
Non-cash GAAP straight-line lease cost	25,534	112,126	(86,592)	(77)%
Amortization of lease incentives	(10,158)	(23,562)	13,404	(57)%

Total pre-opening location real estate operating lease cost	$71,321	$157,633	$(86,312)	(55)%

The $86.6 million decrease in non-cash GAAP straight-line lease cost is primarily driven by the decrease in pre-opening locations and fewer free rent periods associated with our pre-opening locations as described above. During the six months ended June 30, 2021 and 2020, lease cost recorded in accordance with GAAP exceeded cash payments required to be made. As the number of pre-opening locations at the end of each period has decreased as described above, so too have non-cash GAAP straight-line lease costs relating to those pre-open locations. The impact of straight-lining of lease cost nets to zero over the life of a lease.

The $13.1 million decrease in lease cost contractually paid or payable was generally the result of the decrease in the number of pre-opening locations described above.

The $13.4 million decrease in amortization of lease incentives benefit was driven by the decrease in pre-opening locations discussed above.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Pre-opening location expenses	$273,049	$571,968	$(298,919)	(52)%
ChinaCo pre-opening location expenses	13,465	71,681	(58,216)	(81)%

Pre-opening location expenses excluding ChinaCo	$259,584	$500,287	$(240,703)	(48)%

Pre-opening location expenses decreased $298.9 million to $273.0 million primarily as a result of the Company’s decision in the fourth quarter of 2019 to decelerate the growth rate of our platform and to focus on increasing the profitability of our existing portfolio of locations. During the year ended December 31, 2020, the Company also successfully terminated leases associated with a total of 82 consolidated pre-open locations, including seven associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated, which also contributed to the decline in expense. As of December 1, 2020, there were 59 locations where we had taken possession of the new leased spaces but the location had not yet opened for member operations compared to 165 as of December 1, 2019.

Our most significant pre-opening location expense is real estate operating lease cost for the period before a location is open for member operations, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Lease cost contractually paid or payable	$128,452	$119,220	$9,232	8%
Non-cash GAAP straight-line lease cost	171,772	484,099	(312,327)	(65)%
Amortization of lease incentives	(40,550)	(60,447)	19,897	(33)%

Total pre-opening location real estate operating lease cost	$259,674	$542,872	$(283,198)	(52)%

The $9.2 million increase in lease cost contractually paid or payable was generally the result of fewer free rent periods associated with our pre-opening locations during the year ended December 31, 2020, than during the year ended December 31, 2019.

The $312.3 million decrease in non-cash GAAP straight-line lease cost is primarily driven by the decrease in pre-opening locations and fewer free rent periods associated with our pre-opening locations as described above. During the year ended December 31, 2020 and 2019, lease cost recorded in accordance with GAAP exceeded cash payments required to be made. As the number of pre-opening locations at the end of each period has decreased as described above, so too have non-cash GAAP straight-line lease costs relating to those pre-open locations. The impact of straight-lining of lease cost nets to zero over the life of a lease.

The $19.9 million decrease in amortization of lease incentives benefit was driven by the decrease in pre-opening locations discussed above.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Pre-opening location expenses	$571,968	$357,831	$214,137	60%

Pre-opening location expenses increased $214.1 million to $572.0 million primarily as a result of the continued acceleration of our growth during 2019. During 2019, we opened 300 new locations compared to 213 new locations during 2018. In addition, as of December 1, 2019, there were 165 locations where we had taken possession of the new leased spaces but the location had not yet opened for member operations compared to 110 as of December 1, 2018.

Our most significant pre-opening location expense is operating lease cost for the period before a location is open for member operations, which includes the following components and changes:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Lease cost contractually paid or payable	$119,220	$80,736	$38,484	48%
Non-cash GAAP straight-line lease cost	484,099	268,593	215,506	80%
Amortization of lease incentives	(60,447)	(3,759)	(56,688)	N/M

Total pre-opening location real estate operating lease cost	$542,872	$345,570	$197,302	57%

N/M = Not meaningful

The $38.5 million increase in lease cost contractually paid or payable was generally the result of the increase in the number of pre-opening locations described above.

The increase in amortization of lease incentives benefit of $56.7 million was primarily driven by the adoption of ASC 842 on January 1, 2019. Upon adoption, the Company made an accounting policy election to recognize tenant lease incentive receivables as part of the fixed lease payments at the lease commencement date, which resulted in a reduction in total operating lease cost included in pre-opening location operating expenses.

The $215.5 million increase in non-cash GAAP straight-line lease cost is primarily driven by straight-line lease cost during free rent periods provided for a limited time before our locations open for member operations. During this period, lease cost recorded in accordance with GAAP exceeds cash payments required to be made. As the number of location openings and the number of pre-opening locations at the end of each period has increased as described above, so too have non-cash GAAP straight-line lease cost relating to those pre-opening locations. The impact of straight-lining of lease cost nets to zero over the life of a lease.

The overall growth in our network of locations was also the primary driver of the remaining $16.8 million increase in all other pre-opening location operating expenses, which related primarily to increases in employee compensation and benefits, utilities, cleaning, and other expenses required to prepare our locations for members.

Selling, General and Administrative Expenses

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Selling, general and administrative expenses	$499,502	$925,101	$(425,599)	(46)%
ChinaCo selling, general and administrative expenses	—	49,221	(49,221)	(100)%

Selling, general and administrative expenses excluding ChinaCo	$499,502	$875,880	$(376,378)	(43)%

Selling, general and administrative expenses decreased $425.6 million to $499.5 million for the six months ended June 30, 2021. Included in the $425.6 million decrease, $49.2 million related to ChinaCo. ChinaCo was deconsolidated as of October 2, 2020 and therefore contributed six months of consolidated selling, general and administrative expenses during the six months ended June 30, 2020. As a percentage of total revenue, selling, general and administrative expenses decreased by 6 percentage points to 42% for the six months ended June 30, 2021, compared to 48% for the six months ended June 30, 2020, driven primarily by our decision during the fourth quarter of 2019 and first half of 2020 to slow our growth and focus on our goal of creating a leaner, more efficient organization resulting in reductions in headcount, including $278.3 million decrease in employee compensation and benefits expenses, professional fees and other expenses. In addition, as a result of the temporary business interruption caused by COVID-19, the Company was also proactive in taking steps to delay or reduce spending in areas such as marketing during the six months ended June 30, 2021. We also incurred fewer variable sales costs that are directly tied to the COVID-19 related decline in sales activity experienced during the six months ended June 30, 2021, such as member referral fees which declined by $23.0 million during six months ended June 30, 2021.

Included in the decrease in selling, general and administrative expenses was a $109.8 million decrease in cost of revenue attributable to non-core businesses which were primarily sold or wound down as the Company has refocused on its core space-as-a-service offering.

The decreases were partially offset by an increase in stock-based compensation of $20.4 million and various other expenses of $14.3 million.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Selling, general and administrative expenses	$1,604,669	$2,793,663	$(1,188,994)	(43)%
ChinaCo selling, general and administrative expenses	68,884	85,237	(16,353)	(19)%

Selling, general and administrative expenses excluding ChinaCo	$1,535,785	$2,708,426	$(1,172,641)	(43)%

Selling, general and administrative expenses decreased $1.2 billion to $1.6 billion for the year ended December 31, 2020. As a percentage of total revenue, SG&A expenses decreased by 34 percentage points to 47% for the year ended December 31, 2020 driven primarily by our decision during the fourth quarter of 2019 to slow our growth and focus on our goal of creating a leaner, more efficient organization.

The decrease in SG&A expenses was driven by a $310.0 million decrease in other employee compensation and benefits expenses, a $153.6 million decrease in professional fees, a $60.0 million decrease in routine impairment charges relating to excess, obsolete, or slow-moving inventory and a $88.5 million decrease in travel expenses all driven by progress made through our restructuring program and efforts to create a leaner, more efficient organization. COVID-19 travel restrictions also impacted our travel expense decline during the year.

Also included in the decrease in SG&A expenses was a $135.9 million decrease in cost of revenue attributable to non-core businesses which were primarily sold or wound down during the fourth quarter of 2019 and during the year ended December 31, 2020 as the Company has refocused on its core space-as-a-service offering.

SG&A expenses decreased due to $94.5 million of costs associated with the withdrawn initial public offering and related bank credit facilities incurred during the year ended December 31, 2019, that did not reoccur during 2020. Offsetting these decreases, during 2020, we incurred $53.0 million in legal costs incurred by the Company in connection with regulatory investigations and litigation regarding our 2019 withdrawn initial public offering and the related execution of the SoftBank Transactions.

Included in the decrease in SG&A expenses was a $271.2 million decrease as a result of higher stock-based compensation expense incurred during 2019 primarily driven by the 2019 Tender Offer and 2020 Tender Offer, through which common shares were acquired (or, in the case of the 2020 Tender Offer, offered to be acquired subject to the satisfaction of certain conditions) from WeWork employees at a price greater than the fair market value of the shares, which resulted in additional stock-based compensation expense during the year ended December 31, 2019.

The decreases were partially offset by a $61.5 million increase in expense due to a $61.7 million benefit recorded by ChinaCo during the year ended December 31, 2019, relating to a decline in fair value of the contingent consideration payable in stock associated with ChinaCo’s naked Hub acquisition compared to only a $0.1 million benefit recorded during the year ended December 31, 2020, prior to the ChinaCo Deconsolidation. The decrease in fair value of contingent consideration during the year ended December 31, 2019, was primarily driven by a decrease in the Company’s projected obligation to issue additional shares of the Company’s Class A Common Stock.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Selling, general and administrative expenses	$2,793,663	$1,349,622	$1,444,041	107%

Selling, general and administrative expenses increased $1.4 billion to $2.8 billion for the year ended December 31, 2019.

The increase in SG&A was primarily driven by a $519.8 million increase in employee compensation and benefits. To support our growing platform, we made significant personnel investments, including a $194.0 million increase in sales and marketing personnel, and $207.3 million increase in personnel related to corporate design, development, warehousing, logistics and real estate costs and expenses incurred researching and pursuing new markets, solutions and services, and other expenses related to the Company’s growth and global expansion.

Stock-based compensation expense increased $254.9 million primarily driven by the 2019 Tender Offer and 2020 Tender Offer, which both resulted in additional stock-based compensation expense during the year ended December 31, 2019. Additionally, the Company made new stock-based grants to new and existing employees during 2019, resulting in additional expense.

Cost of revenue included in SG&A contributed to an increase of approximately $145.7 million relating to an increase in the number of Powered by We projects as compared to the year ended December 31, 2018 and a $74.3 million increase attributable to other non-core businesses primarily from the expansion of operations of Meetup, the Flatiron School, Conductor and Managed by Q for the periods subsequent to their acquisitions.

There was also an increase of $33.6 million in routine impairment charges and property and equipment write-offs relating to excess, obsolete or slow-moving inventory of furniture and equipment, early termination of leases and cancellation of other deals or projects occurring in the ordinary course of business. The increase in routine impairment charges and write-offs was consistent with the increase in the Company’s property and equipment and other growth activities during 2019.

The increase was also driven by $50.5 million of non-recurring expenses associated with previously deferred costs associated with the withdrawn IPO and related bank credit facilities and $44.0 million in expenses associated with a breakup fee for an alternative financing arrangement that was contemplated prior to the execution of the SoftBank Transactions.

The increases were partially offset by a $142.3 million decrease in expense due to a $61.7 million benefit recorded during the year ended December 31, 2019, relating to a decline in fair value of the contingent consideration payable in stock associated with the naked Hub acquisition compared to $80.6 million of expense recorded during the year ended December 31, 2018. The decrease in fair value of contingent consideration during the year ended December 31, 2019, was primarily driven by a decrease in the Company’s projected obligation to issue additional shares of the Company’s Class A Common Stock.

The remaining $463.5 million increase included various costs associated with expansion of our global community, including a $123.4 million increase in professional fees primarily due to additional accounting, consulting, legal and audit fees, a $42.0 million increase in travel costs, a $46.4 million increase in advertising costs, a $38.5 million increase in corporate lease costs and a $34.2 million increase in corporate tech costs.

Restructuring and other related costs and Impairment/(gain on sale) of goodwill, intangibles and other assets

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Restructuring and other related costs	$466,045	$136,216	$329,829	242%
Impairment/(gain on sale) of goodwill, intangibles and other assets	$541,585	$555,959	$(14,374)	(3)%

Restructuring and other related costs increased $329.8 million to $466.0 million for the six months ended June 30, 2021, primarily due to a $530.3 million increase in one-time employee termination costs relating to a Settlement Agreement with Mr. Neumann, the Company’s former CEO. In connection with the Settlement Agreement, SBG (as defined in Note 1 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus) purchased 30,139,971 shares of Class B Common Stock of the Company from We Holdings LLC, which is Mr. Neumann’s affiliated investment vehicle, for a price per share of $19.19, representing an aggregate purchase price of approximately $578.4 million. The Company recorded a $428.3 million expense which represents the excess between the amount paid from a principal shareholder of the Company to Mr. Neumann and the fair value of the stock purchased. The Company recognized the expense in restructuring and other related costs in the consolidated statement of operations for the three months ended March 31, 2021, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG in its condensed consolidated balance sheet. In February 2021, in connection with the Settlement Agreement, the WeWork Partnerships Profits Interest Units held by Mr. Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. The per unit distribution thresholds for Mr. Neumann’s WeWork Partnerships Profits Interest Units were also amended to initially be $10.00 and may be subject to downward adjustment based on closing date pricing if a de-SPAC or initial public offering were to occur. As such, the Company expensed $102.0 million during the six months ended June 30, 2021.

The restructuring cost increase was also due to $65.7 million increase in costs related to ceased use buildings and a $20.2 million increase in legal and other exit costs.

Restructuring and other related costs was offset by a $148.2 million increase in lease termination gains. During the six months ended June 30, 2021, the Company terminated leases associated with a total of 59 previously open locations and 3 pre-open locations. Management is continuing to evaluate our real estate portfolio in connection with its ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021.

The restructuring cost increase was also offset by a $138.2 million decrease in one-time employee bonus and termination costs as we continued to reiterate and execute on our plans to refocus on our core space-as-a-service business and create a leaner, more efficient organization.

In connection with the operational restructuring program and related changes in the Company’s leasing plans and planned or completed disposition or wind down of certain non-core operations and projects, and the impacts of COVID-19 on our operations, the Company has also recorded various other non-routine write-offs, impairments and gains on sale of goodwill, intangibles and various other long-lived assets. Impairments/(gain on sale) of goodwill, intangibles and other assets decreased $(14.4) million to $541.6 million for the six months ended June 30, 2021 and included the following components in year:

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Impairment of assets held for sale	$—	$120,005
Impairment and write-off of long-lived assets associated with restructuring	510,940	423,063
Impairment of long-lived assets primarily associated with COVID-19	31,461	62,314
Gain on sale of assets	(816)	(49,423)

Total	$541,585	$555,959

For additional information on restructuring costs and impairments, see Note 3 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus and “—Key Factors Affecting Comparability of Our Results—Restructuring and Impairments” above.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Restructuring and other related costs	$206,703	$329,221	$(122,518)	(37)%
Impairment/(gain on sale) of goodwill, intangibles and other assets	$1,355,921	$335,006	$1,020,915	305%

Restructuring and other related costs decreased $122.5 million to $206.7 million for the year ended December 31, 2020, primarily due to a $185.0 million charge during 2019 relating to a non-compete agreement with Mr. Neumann, the Company’s former CEO, which included a cash payment totaling $185.0 million to be paid by SBG (as defined in Note 1 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus) to Mr. Neumann. We recorded this as an expense of the Company to be paid for by a principal shareholder as the Company also benefits from the arrangement through restricting Mr. Neumann ability to provide similar services to a competing organization. The Company recognized the expense in full during 2019, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG.

Restructuring and other related costs during 2020 also benefited by $37.4 million from net gains on lease terminations during the year ended December 31, 2020 as compared to a $3.2 million net loss on lease terminations during 2019. During 2020, the Company terminated leases associated with a total of 82 consolidated pre-open locations, including seven associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated and strategically closed 24 previously open Consolidated Locations, including nine associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated. During 2019, the Company terminated leases associated with two pre-open locations in connection with its restructuring efforts which began in September 2019.

The restructuring cost decline was also offset by a $52.3 million increase in one-time employee termination benefits as a result of further headcount reduction plans during 2020 and a $50.8 million increase in various other restructuring related costs both incurred as we continued to reiterate and execute on our plans to refocus on our core space-as-a-service business and create a leaner, more efficient organization.

In connection with the operational restructuring program and related changes in the Company’s leasing plans and planned or completed disposition or wind down of certain non-core operations and projects, and the impacts of COVID-19 on our operations, the Company has also recorded various other non-routine write-offs, impairments and gains on sale of goodwill, intangibles and various other long-lived assets. Impairments/(gain on sale) of goodwill, intangibles and other assets increased $1,020.9 million to $1,355.9 million for the year ended December 31, 2020, and included the following components in year:

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Impairment of assets held for sale	$120,273	$2,559
Impairment of goodwill	—	214,515
Impairment of intangible assets	—	51,789
Impairment and write-off of long-lived assets associated with restructuring	796,734	66,187
Impairment of long-lived assets primarily associated with COVID-19	345,034	—
Gain on sale of assets	(59,165)	(44)
Loss on ChinaCo Deconsolidation	153,045	—

Total	$1,355,921	$335,006

For additional information on restructuring costs and impairments, see Note 3 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus and “—Key Factors Affecting Comparability of Our Results—Restructuring and Impairments” above.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Restructuring and other related costs	$329,221	$—	$329,221	N/M
Impairment/(gain on sale) of goodwill, intangibles and other assets	$335,006	$—	$335,006	N/M

N/M = Not meaningful

In September 2019, the Company initiated an operational restructuring program that included a change in executive leadership and plans for cost reductions that aim to improve the Company’s operating performance. As there were no restructuring efforts during 2018, there are no comparable expenses during the year ended December 31, 2018.

The $329.2 million of restructuring and other related costs for the year ended December 31, 2019, consisted of $185.0 million in expense related to the non-compete agreement discussed above, $139.3 million of one-time employee termination benefits and other costs including $3.2 million of lease termination charges and $1.6 million of legal fees.

There was no costs associated with non-routine impairments/(gain on sale) of goodwill, intangibles and other assets during the year ended December 31, 2018. See above for details regarding the components of the December 31, 2019 non-routine impairments/(gain on sale) of goodwill, intangibles and other assets.

For additional information, see Note 3 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus and “—Key Factors Affecting Comparability of Our Results—Restructuring and Impairments” above.

Depreciation and Amortization Expenses

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Depreciation and amortization expense	$364,341	$390,156	$(25,815)	(7)%

Depreciation and amortization expense decreased $25.8 million for the six months ended June 30, 2021, primarily driven by $28.3 million decrease related to the ChinaCo deconsolidation. This resulted in a net overall increase of $2.5 million which was the result of an increase of $4.3 million in depreciation of our asset retirement obligation from the revision of estimated cash flows offset by $1.8 million decrease in property, furniture, fixtures and equipment depreciation.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Depreciation and amortization expense	$779,368	$589,914	$189,454	32%

Depreciation and amortization expense increased $189.5 million primarily driven by the increase in costs associated with leasehold improvements, furniture, and equipment primarily associated with the growth of our platform, including the increase in the number of our Consolidated Locations and workstation capacity throughout 2019 and 2020.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Depreciation and amortization expense	$589,914	$313,514	$276,400	88%

Depreciation and amortization expense increased $276.4 million to $589.9 million for the year ended December 31, 2019 primarily driven by the increase in costs associated with leasehold improvements, furniture, and equipment primarily associated with the growth of our platform, including the increase in the number of Consolidated Locations and workstation capacity throughout 2018 and 2019.

Interest and Other Income (Expense), Net

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Income (loss) from equity method investments	$(24,510)	$(47,111)	$22,601	(48)%
Interest expense	(217,828)	(138,090)	(79,738)	58%
Interest income	9,455	8,742	713	8%
Foreign currency gain (loss)	(37,925)	(149,985)	112,060	(75)%
Gain on change in fair value of related party financial instruments	(350,822)	792,313	(1,143,135)	(144)%
Loss on extinguishment of debt	—	(76,295)	76,295	(100)%

Interest and other income (expense), net	$(621,630)	$389,574	$(1,011,204)	(260)%

Interest and other income (expense), net decreased $1.0 billion to $(621.6) million of loss for the six months ended June 30, 2021. The decrease was primarily driven by a $1.1 billion decrease on the net gain on the change in fair value of related party financial instruments. The related party financial instruments are remeasured to fair value through their exercise dates, with such adjustments driven by changes in the Company’s stock price. See Note 9 and Note 11 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further details on these related party financial instruments and the related fair value measurements, respectively.

Foreign currency gain increased $112.1 million during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, primarily driven by increases in the foreign currency denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. The $37.9 million loss during the six months ended June 30, 2021 was primarily impacted by fluctuations in the U.S. dollar-Euro, U.S. dollar-British Pound, U.S. dollar-Peruvian Sol, and U.S. dollar-Korean Won exchange rates.

Interest expense increased by $79.7 million primarily due to a $37.9 million increase in 2021 amortization of deferred financing costs associated with the new SoftBank Senior Unsecured Notes Warrant and in 2021 amortization of deferred financing costs associated with the new 2020 LC Facility Warrant (each as defined in section entitled “— Liquidity and Capital Resources” below). The Company also incurred a $39.5 million increase in interest expense related to letters of credit under the new 2020 LC Facility and other letters of credit fees.

The loss on extinguishment of debt of $76.3 million was primarily driven by the repayment of the loans securing the 424 Fifth Venture upon the sale of the real estate in March 2020. We recognized a $71.6 million loss on extinguishment of the 424 Fifth Venture Loans representing the difference between the $756.6 million in cash paid, including a prepayment penalty of $56.1 million and the net carrying amount of the debt and unamortized debt issuance costs immediately prior to the extinguishment of $685.0 million. The remaining $4.7 million of loss relates to a write off of deferred financing costs in conjunction with the termination of the credit facility and letter of credit facility which were terminated in February 2020 in conjunction with the availability of the 2020 LC Facility.

The loss from equity method investments increased $22.6 million during the six months ended June 30, 2021, and was primarily due to the Company’s loss on its investment in ChinaCo and credit losses recorded relating to available-for-sale debt securities partially offset by gains on the sale of equity method investments.

Comparison of the year ended December 31, 2020, and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Income (loss) from equity method investments	$(44,788)	$(32,206)	$(12,582)	39%
Interest expense	(331,217)	(99,587)	(231,630)	233%
Interest income	16,910	53,244	(36,334)	(68)%
Foreign currency gain (loss)	149,196	29,652	119,544	403%
Gain on change in fair value of related party financial instruments	819,647	239,145	580,502	243%
Loss on extinguishment of debt	(77,336)	—	(77,336)	N/M

Interest and other income (expense), net	$532,412	$190,248	$342,164	180%

N/M = Not meaningful

Interest and other income (expense), net increased $342.2 million to $532.4 million of income for the year ended December 31, 2020. The increase was primarily driven by a $580.5 million increase on the net gain on the change in fair value of related party financial instruments. The related party financial instruments are remeasured to fair value through their exercise dates, with such adjustments driven by changes in the Company’s stock price. See Note 14 and Note 16 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus for further details on these related party financial instruments and the related fair value measurements, respectively.

Foreign currency gain increased $119.5 million during the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily driven by increases in the foreign currency denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. The $149.2 million gain during the year ended December 31, 2020 was primarily impacted by fluctuations in the U.S. dollar-Euro, U.S. dollar-British Pound, U.S. dollar-Chinese Yuan, and U.S. dollar-Korean Won exchange rates.

Interest expense increased by $231.6 million primarily due to a $80.6 million increase in 2020 amortization of deferred financing costs associated with the new SoftBank Senior Unsecured Notes Warrant and $88.3 million in 2020 amortization of deferred financing costs associated with the new 2020 LC Facility Warrant (each as defined in section entitled “—Liquidity and Capital Resources” below). The Company also incurred a $60.7 million increase in interest expense related to letters of credit under the new 2020 LC Facility and other letters of credit fees and a $15.0 million increase in interest expense related to the SoftBank Senior Unsecured Notes. The increase was partially offset by a $9.4 million net decrease in imputed interest on the Convertible Notes (as defined in Note 14) and change in the fair value of the derivative associated with the convertible note which was converted in July 2019. The remaining $3.6 million decrease was related to interest expense associated with Surety Bonds (as defined in Note 14) and Convertible Notes issued in lieu of cash security deposits, finance leases, and interest associated with other loans.

The loss on extinguishment of debt of $77.3 million was primarily driven by the repayment of the loans securing the 424 Fifth Venture upon the sale of the real estate in March 2020. We recognized a $71.6 million loss on extinguishment of the 424 Fifth Venture Loans representing the difference between the $756.6 million in cash paid, including a prepayment penalty of $56.1 million and the net carrying amount of the debt and unamortized debt issuance costs immediately prior to the extinguishment of $685.0 million. The remaining $5.7 million of loss primarily relates to a $4.7 million write off of deferred financing costs in conjunction with the termination of the 2019 Credit Facility and 2019 LC Facility which were terminated in February 2020 in conjunction with the availability of the 2020 LC Facility, as well as a $1.0 million loss on the extinguishment of other loans.

Interest income decreased $36.3 million, primarily due to changes in the average cash on hand throughout the year ended December 31, 2020 as compared to the year ended December 31, 2019.

The loss from equity method investments increased $12.6 million during the year ended December 31, 2020, and was primarily due to credit losses recorded relating to available-for-sale debt securities partially offset by gains on the sale of equity method investments.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Income (loss) from equity method investments	$(32,206)	$(12,638)	$(19,568)	155%
Interest expense	(99,587)	(183,697)	84,110	(46)%
Interest income	53,244	37,663	15,581	41%
Foreign currency gain (loss)	29,652	(78,598)	108,250	(138)%
Gain on change in fair value of related party financial instruments	239,145	—	239,145	N/M

Interest and other income (expense), net	$190,248	$(237,270)	$427,518	(180)%

N/M = Not meaningful

Interest and other income (expense), net increased $427.5 million to $190.2 million of income for the year ended December 31, 2019. The change was primarily driven by a $239.1 million net gain on the change in fair value of related party financial instruments related primarily to the Amended 2018 Warrant and 2019 Warrant which are remeasured to fair value through their exercise dates, with such adjustments driven by changes in the Company’s stock price. See Note 14 and Note 16 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information.

The net foreign currency gain (loss) changes of $108.3 million are primarily driven by the increase in foreign currency denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. Our results of operations for 2019 were primarily impacted by fluctuations in the U.S. dollar-British Pound, U.S. dollar-Euro, U.S. dollar-Mexican Peso, U.S. dollar-Chinese Yuan and U.S. dollar-Israeli Shekel exchange rates.

Interest income increased $15.6 million, primarily due to changes in average cash on hand throughout the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Interest expense decreased by $84.1 million primarily due to a $124.6 million change in the fair value of the Convertible Note embedded redemption derivative period over period. During the year ended December 31, 2019, interest expense included a credit of $27.0 million related to gains on the fair value adjustment on the embedded redemption derivative compared to expense of $97.6 million during the year ended December 31, 2018 relating to losses. The decrease in interest expense was partially offset by a $14.0 million increase in imputed interest expense on the Convertible Note which was funded in August 2018 and converted in July 2019 and was therefore outstanding for a longer period of time during 2019, a $17.5 million increase in interest expense associated with our Senior Notes which began accruing interest on April 30, 2018, and an increase of $9.0 million associated with our letters of credit, surety bonds issued in lieu of cash security deposits, and interest associated with other loans.

The loss from equity method investments increased $19.6 million, primarily driven by various impairments and write offs recorded on the Company’s equity method investments, during the year ended December 31, 2019, including a $23.3 million impairment on the Company’s investment in Refresh Club, Inc. (“The Wing”), which was subsequently sold in 2020 for an amount which approximated its carrying value after the impairment charge.

Income Tax Benefit (Provision)

Comparison of the six months ended June 30, 2021 and the six months ended June 30, 2020

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Income tax benefit (provision)	$(7,282)	$(16,115)	$8,833	(55)%

There was a $8.8 million net decrease in the tax provision for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, due to the deconsolidation of ChinaCo in 2020 and lower withholding taxes paid, offset by additional valuation allowance recorded in the current quarter.

Our effective income tax rate was lower than the U.S. federal statutory rate primarily due to the effect of certain non-deductible permanent differences, the effect of our operating in jurisdictions with various statutory tax rates, and valuation allowances. For additional information, see Note 2 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Income tax benefit (provision)	$(19,506)	$(45,637)	$26,131	(57)%

There was a $26.1 million net decrease in the tax provision for the year ended December 31, 2020, compared to the year ended December 31, 2019. The overall decrease is primarily related to a reduction in withholding tax payments in the current year on our intercompany interest and management fees as well as the impact of changes in tax laws which generated additional tax expense in prior periods.

Our effective income tax rate was lower than the U.S. federal statutory rate primarily due to the effect of certain non-deductible permanent differences, the impact of rate changes in certain non-US jurisdictions, the ChinaCo Deconsolidation and the change in the valuation allowance recorded. For additional information, see Note 19 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Income tax benefit (provision)	$(45,637)	$850	$(46,487)	N/M

N/M = Not meaningful

There was a $46.5 million net increase in the tax provision for the year ended December 31, 2019, compared to the year ended December 31, 2018. The increase was primarily due to additional current income tax expense for ChinaCo and PacificCo for the year ended December 31, 2019, related to the interest income and foreign currency gains earned on cash held by the entities, along with an increase in withholding tax liabilities related to cross border intercompany payments on interest and management fees, and current income tax expense in Japan from a change in the recognition of straight-line lease cost, and current income tax expense on profitable operations in Mexico and Canada.

Our effective income tax rate was lower than the U.S. federal statutory rate primarily due to the effect of certain non-deductible permanent differences, the effect of our operating in jurisdictions with various statutory tax rates, and valuation allowances. For additional information, see Note 19 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Net Loss Attributable to Noncontrolling Interests

During 2017 through 2021, various of our consolidated subsidiaries issued equity to other parties in exchange for cash as more fully described in Note 6 and Note 5 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus. As we have the power to direct the activities of these entities that most significantly impact their economic performance and the right to receive benefits that could potentially be significant to these entities, they remain our consolidated subsidiaries, and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of comprehensive loss, respectively.

The decrease in the net loss attributable to noncontrolling interests from the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 of $(554.9) million is largely due to our decision during the fourth quarter of 2019 and first half of 2020 to slow our growth and focus on our goal of creating a leaner, more efficient organization. Included during the the six months ended June 30, 2020, were increases in net losses incurred by the ChinaCo, PacificCo and JapanCo ventures, while during the six months ended June 30, 2021, only JapanCo was included, as PacificCo and ChinaCo are no longer consolidated VIEs. See Note 5 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for further discussion of these transactions. See Note 6 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for discussion of the Company’s non-consolidated VIEs.

The increase in the net loss attributable to noncontrolling interests from the year ended December 31, 2020, as compared to the year ended December 31, 2019 of $194.4 million is primarily due to the continued expansion of operations and the corresponding increases in net losses incurred by JapanCo and ChinaCo (prior to the ChinaCo Deconsolidation) ventures and partially offset by the PacificCo Roll-up which occurred in April 2020 as losses from PacificCo were included in noncontrolling interest for the full year of 2019 and the three months ended March 31, 2020, with no losses from PacificCo allocated to noncontrolling interest during the remainder of 2020.

The increase net loss attributable to noncontrolling interests from year ended December 31, 2019 as compared to the year ended December 31, 2018, of $193.5 million was largely due to continued expansion of operations and the corresponding increases in net losses incurred by the ChinaCo, PacificCo and JapanCo ventures.

Net Loss Attributable to WeWork Inc.

As a result of the factors described above, we recorded a net loss attributable to WeWork Inc. of $(2.9) billion for the six months ended June 30, 2021 compared to $(1.0) billion for the six months ended June 30, 2020.

We recorded a net loss attributable to WeWork Inc. of $(3.1) billion for the year ended December 31, 2020, compared to $(3.3) billion for the year ended December 31, 2019 and $(1.6) billion for the year ended December 31, 2018.

Liquidity and Capital Resources

We currently expect that our principal sources of funds to meet our short-term and long-term liquidity requirements for working capital, expenses, capital expenditures, lease security, other investments and repurchases or repayments of outstanding indebtedness and other liabilities will include:

•

Cash on hand, including $844.0 million of cash and cash equivalents as of June 30, 2021, including $102.6 million held by our consolidated variable interest entities (“VIEs”) that will be used first to settle obligations of the VIE and are also subject to the restrictions discussed below;

•

Draws on the $1.1 billion SoftBank Senior Secured Notes (defined below) or the $550.0 million A&R Senior Secured Notes (defined below). On the earlier of the Closing and September 30, 2021, the Company and the Note Purchaser (as defined section entitled “Summary of the Proxy Statement/Prospectus — The Business Combination — Closing and Effective Time” in this proxy statement/prospectus) will enter into the A&R Senior Secured Note Purchase Agreement (defined below), which replaces the Master Senior Secured Notes Purchase Agreement. It is a condition to the execution of the A&R Senior Secured Note Purchase Agreement that any outstanding SoftBank Senior Secured Notes be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest;

•

The 2020 LC Facility (defined below) which became available in February 2020 to provide $1.75 billion in letters of credit which may be used as lease security for the Company’s leases in lieu of providing cash security deposits and for general corporate purposes and other obligations of WeWork Companies LLC or its business. As of June 30, 2021, there was $84.7 million in remaining letter of credit availability under the 2020 LC Facility. In March 2021, the Company, the SoftBank Obligor, and BowX entered into a letter agreement (the “Credit Support Letter Agreement”), pursuant to which SBG has committed to consent to an extension of the termination date of the 2020 LC Facility from February 10, 2023 to no later than February 10, 2024, subject to the terms and conditions set forth therein; and

•

In May 2021, the Company entered into a loan agreement with a third party to raise up to $350.0 million of cash in exchange for letters of credit issued from the 2020 LC Facility. The Company drew $349.0 million of loans under the LC Debt Facility (as defined below) in the second quarter of 2021 which mature in September 2021.

The Company’s strategic plan used for evaluating liquidity includes limited future growth initiatives, such as signing new leases. The actual timing at which we may achieve profitability and positive cash flow from operations depends on a variety of factors, including the occupancy of our locations, the rates we are able to charge, the success of our cost efficiency efforts, economic and competitive conditions in the markets where we operate, general macroeconomic conditions, the pace at which we choose to grow and our ability to add new members and new products and services to our platform. Alternate long-term growth plans may require raising additional capital.

The duration and scope of the COVID-19 pandemic has resulted in a slower than expected timing of recovery in WeWork’s business from when WeWork’s management established its original financial projections in February 2021. The delayed recovery has negatively impacted revenue, adjusted EBITDA and liquidity during the first half of 2021. For example, cash flow used in operating activities was approximately $1.2 billion for the six-month period ended June 30, 2021. As a result, the Company revised its financial projections in August 2021 as further described in “BCA Proposal — Projected Financial Information.” Our current short-term liquidity forecast, which is based on our Current Projections, assumes that the pandemic will continue to negatively impact cash flow used in operating activities for the near term, but to a lessening extent based on improving customer demand experienced during the second quarter of 2021. In addition, WeWork has two financing options that are independent of current period financial performance: the Company can draw upon the $1.1 billion SoftBank Senior Secured Notes, or the Company will receive up to $1.3 billion in proceeds from the consummation of the BowX Merger transaction and have access to a $550 million senior secured note facility from an affiliate of the SoftBank Obligor. The Company believes that the recovery from the pandemic, which is now underway, combined with its available financing options, will provide liquidity sufficient to meet near-term requirements.

Our liquidity forecasts are based upon continued execution of the Company’s operational restructuring program and also includes management’s best estimate of the impact that the outbreak of COVID-19, including the Delta or other variants, may continue to have on our business and our liquidity needs; however, the extent to which our future results and liquidity needs are further affected by the continued impact of COVID-19 will largely depend on the continued duration of closures, and delays in location openings, the success of ongoing vaccination efforts, the effect on demand for our memberships, any permanent shifts in working from home, how quickly we can resume normal operations and our ongoing lease negotiations with our landlords, among others. If revenues continue to decline during 2021 and/or we do not experience a recovery consistent with our projected timing, additional capital sources may be required, the timing and source of which are uncertain. There is no assurance we will be successful in securing the additional capital infusions if needed. Also see the section entitled “Key Factors Affecting the Comparability of Our Results — COVID-19 and Impact on our Business” above for further details on the impact of COVID-19 on our business and our efforts to mitigate its effects. The ultimate impact of COVID-19 on our business is dependent on the duration of closures and delays and the larger macroeconomic impact of the virus depends on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the virus or mitigate its impact, among others.

During the six months ended June 30, 2021, our primary source of cash was $1.0 billion in proceeds from draws on the SoftBank Senior Unsecured Notes, (as defined in Note 24 and Note 16 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus). Our primary uses of cash included fixed operating lease cost. and capital expenditures associated with the design and build-out of our spaces. We have also incurred significant costs related to our operational restructuring including one-time employee benefit costs, lease termination fees, legal fees and other exit costs. Cash payments of restructuring liabilities totaled $231.8 million during the six months ended June 30, 2021 compared to $182.3 million during the six months ended June 30, 2020. Pre-opening location expenses, sourcing, development and other expenses and cash payments made for acquisitions and investments have also historically included large discretionary uses of cash which can and have been scaled back to the extent needed based on our future cash needs. We also may elect to repurchase amounts of our outstanding debt, including the Senior Notes, for cash, through open market repurchases or privately negotiated transactions with certain of our debt holders, although there is no assurance we will do so.

As of June 30, 2021, our consolidated VIEs held the following, in each case after intercompany eliminations:

	June 30, 2021
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)
Cash and cash equivalents	$94,540	$8,065
Restricted cash	10,059	—
Total assets	1,871,367	15,741
Total liabilities	1,554,760	1,705
Redeemable stock issued by VIEs	500,000	—
Total net assets (3)	(183,393)	14,036

(1)

The “Asia JVs” as of June 30, 2021 includes only JapanCo. As of June 30, 2021, JapanCo was prohibited from declaring dividends (including to us) without approval of an affiliate of SoftBank Group Capital Limited. As a result, any net assets of JapanCo would be considered restricted net assets to the Company as of June 30, 2021. The net assets of JapanCo include the equivalent of preferred stock issued to affiliates of SBG and other investors with aggregate liquidation preferences totaling $0.5 billion as of June 30, 2021, which preferred stock is redeemable upon the occurrence of an event that is not solely within our control. The initial issuance price of such redeemable preferred stock equals the liquidation preference for each share issued as of June 30, 2021. After reducing the net assets of JapanCo by the liquidation preference associated with such redeemable preferred stock, the remaining net assets of each Asia JV is negative.

(2)	“Other VIEs” includes all other consolidated VIEs, other than the Asia JVs discussed separately in (1) and as of June 30, 2021 includes the WeCap Manager and WeCap Holdings Partnership.
(3)

Total net assets represents total assets less total liabilities and redeemable stock issued by VIEs after the total assets and total liabilities have both been reduced to remove amounts that eliminate in consolidation.

Based on the terms of the arrangements as of June 30, 2021, the assets of our consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs’ owners, including us, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to our Asia JVs discussed in note (1) to the table above, third-party approval for the distribution of available net assets is not required for any of our consolidated VIEs as of June 30, 2021. See the section entitled “—Senior Notes” below for a discussion on additional restrictions on the net assets of WeWork Companies LLC. See the section entitled “—Key Factors Affecting the Comparability of Our Results—ChinaCo Financing and Deconsolidation” above for details regarding the October 2020 restructuring of ChinaCo. As of October 2, 2020, ChinaCo became an unconsolidated VIE.

As of June 30, 2021, creditors of our consolidated VIEs do not have recourse against the general credit of the Company except with respect to certain lease guarantees we have provided to landlords of our consolidated VIEs, which guarantees totaled $13.6 million as of June 30, 2021. In addition, as of June 30, 2021, the Company also continues to guarantee $3.5 million of lease obligations of ChinaCo subsequent to the ChinaCo Deconsolidation in October 2020.

We believe our sources of liquidity described above and in more detail below, will be sufficient to meet our obligations as of June 30, 2021 over the next twelve months from the issuance of this report.

We do not expect distributions from our consolidated VIEs or unconsolidated investments to be a significant source of liquidity and our assessment of our ability to meet our capital requirements over the next twelve months does not assume that we will receive distributions from those entities.

We may raise additional capital or incur additional indebtedness to continue to fund our operations and/or to refinance our existing indebtedness and to pay any related accrued interest, premiums and fees. Our future financing requirements and the future financing requirements of our consolidated VIEs will depend on many factors, including the number of new locations to be opened, our net member retention rate, the impacts of COVID-19, the timing and extent of spending to support the development of our platform, the expansion of our sales and marketing activities and potential investments in, or acquisitions of, businesses or technologies. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. In addition, the incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that restrict our operations.

SoftBank Senior Unsecured Notes

On December 27, 2019, WeWork Companies LLC, WW Co-Obligor Inc., a wholly owned subsidiary of WeWork Companies LLC and a co-obligor under our Senior Notes (defined below), and StarBright WW LP, an affiliate of SoftBank (the “Note Purchaser”), entered into a master senior unsecured note purchase agreement (as amended from time to time and as supplemented by that certain waiver dated July 7, 2020, the “Master Note Purchase Agreement”).

Pursuant to the terms of the Master Note Purchase Agreement, WeWork Companies LLC may deliver from time to time to the Note Purchaser draw notices and accordingly sell to the Note Purchaser “SoftBank Senior Unsecured Notes” up to an aggregate original principal amount of $2.2 billion. A draw notice pursuant to the Master Note Purchase Agreement may be delivered only if WeWork Companies LLC’s net liquidity is, or prior to the applicable closing is reasonably expected to be, less than $750.0 million, and the amount under each draw shall not be greater than the lesser of (a) $250.0 million and (b) the remaining commitment (defined as the original principal amount of $2.2 billion less notes issued) and shall not be greater than an amount sufficient to cause, or reasonably expected to cause, the net liquidity of WeWork Companies LLC to be equal to $750.0 million after giving effect to receipt of proceeds from the issuance of the applicable SoftBank Senior Unsecured Notes.

As of June 30, 2021, the Company had delivered draw notices in respect of $2.2 billion under the Master Note Purchase Agreement and an aggregate principal amount of $2.2 billion of SoftBank Senior Unsecured Notes were issued to the Note Purchaser and none remained available for draw.

Following the delivery of a draw notice, the Note Purchaser may notify WeWork Companies LLC that it intends to engage an investment bank or investment banks to offer and sell the applicable SoftBank Senior Unsecured Notes or any portion thereof to third-party investors in a private placement. Solely with respect to the first $200.0 million in draws (the “Initial Notes”), the Note Purchaser waived this syndication right and no action has been taken on the remainder of the draws.

The SoftBank Senior Unsecured Notes have a stated interest rate of 5.0%. However, because the associated warrants obligate the Company to issue shares in the future, the implied interest rate upon closing, assuming the full commitment is drawn, was approximately 11.69%. The SoftBank Senior Unsecured Notes will mature in July 2025.

SoftBank Senior Secured Notes

In August 2020, the Company, WW Co-Obligor Inc., and StarBright WW LP, an affiliate of SBG (the “Note Purchaser”), entered into a new senior secured note purchase agreement for up to an aggregate principal amount of $1.1 billion of senior secured debt in the form of 12.5% senior secured notes (the “SoftBank Senior Secured Notes”). The agreement allows the Company to borrow once every 30 days up to the maximum remaining capacity with minimum draws of $50.0 million. The SoftBank Senior Secured Notes will mature 4 years from the first draw. The Company had the ability to draw for 6 months starting from the date of the senior secured note purchase agreement, and the Company extended this draw period for an additional 6 months by delivery of an extension notice to the Note Purchaser in January 2021 pursuant to the terms of the agreement. As of June 30, 2021 and December 31, 2020, no draw notices had been delivered pursuant to the senior secured note purchase agreement.

Amended and Restated Senior Secured Notes

In March 2021, the Company and an affiliate of SBG entered into a letter agreement pursuant to which the Company and an affiliate of SBG have agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement that governs the SoftBank Senior Secured Notes (as amended and restated, the “A&R Senior Secured Note Purchase Agreement”) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow up to an aggregate principal amount of $550.0 million of senior secured debt in the form of new 7.5% senior secured notes (the “A&R Senior Secured Notes”). It is a condition to the execution of the A&R Senior Secured Note Purchase Agreement that any outstanding SoftBank Senior Secured Notes be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow once every 30 days with minimum draws of $50.0 million. The A&R Senior Secured Notes will mature no later than February 12, 2023 or, if earlier, 18 months from the Closing.

Amendments to SoftBank Senior Secured Notes

In August, 2021, the Company and the Note Purchaser executed an amendment to the letter agreement concerning the Amended and Restated Senior Secured Notes which provides that the Company and the Note Purchaser will enter into the A&R Senior Secured Note Purchase Agreement on the earlier of (x) the Closing or (y) September 30, 2021 (instead of August 12, 2021). In addition, in August, 2021, the Company, WW Co-Obligor Inc. and the Note Purchaser executed an amendment to the senior secured note purchase agreement governing the SoftBank Senior Secured Notes, which (i) amends the maturity date of any notes to be issued thereunder from four (4) years from the date of first drawing to February 12, 2023 and (ii) extends the expiration of the draw period from August 12, 2021 to September 30, 2021.

2020 LC Facility

On December 27, 2019, WeWork Companies LLC entered into a credit agreement, dated as of December 27, 2019 (as amended by the First Amendment, dated as of February 10, 2020, and as further amended by the Second Amendment to the Credit Agreement and First Amendment to the Security Agreement, dated as of April 1, 2020, the “Company Credit Agreement”), among WeWork Companies LLC, as co-obligor, the SoftBank Obligor, as co-obligor, Goldman Sachs International Bank, as administrative agent, and the issuing creditors and letter of credit participants party thereto. The Company Credit Agreement provides for a $1.75 billion senior secured letter of credit facility (the “2020 LC Facility”), which was made available on February 10, 2020, for the support of WeWork Companies LLC’s or its subsidiaries’ obligations. The termination date of the 2020 LC Facility is February 10, 2023. As of June 30, 2021, $1.7 billion of standby letters of credit were outstanding under the 2020 LC Facility, of which $6.7 million has been utilized to secure letters of credit that remain outstanding under WeWork Companies LLC’s previous credit facility (the “2019 Credit Facility”) and letter of credit facility (the “2019 LC Facility”), which were terminated in 2020. As of June 30, 2021, there was $84.7 million in remaining letter of credit availability under the 2020 LC Facility.

The 2020 LC Facility is guaranteed by substantially all of the domestic wholly-owned subsidiaries of WeWork Companies LLC (collectively the “Guarantors”) and is secured by substantially all the assets of WeWork Companies LLC and the Guarantors, in each case, subject to customary exceptions. The Credit Agreement and related documentation contain customary reimbursement provisions, representations, warranties, events of default and affirmative covenants (including with respect to cash management) for letter of credit facilities of this type. The negative covenants applicable to WeWork Companies LLC and its Restricted Subsidiaries (as defined in the Company Credit Agreement) are limited to restrictions on liens (subject to exceptions substantially consistent with the 7.875% Senior Notes (due 2025), changes in line of business and disposition of all or substantially all of the assets of WeWork Companies LLC.

In connection with the 2020 LC Facility, WeWork Companies LLC also entered into a reimbursement agreement, dated February 10, 2020 (as amended by the First Amendment, dated as of April 1, 2020, the “Company/SBG Reimbursement Agreement”), with the SoftBank Obligor pursuant to which (i) the SoftBank Obligor agreed to pay substantially all of the fees and expenses payable in connection with the Company Credit Agreement, (ii) the Company agreed to reimburse SoftBank Obligor for certain of such fees and expenses (including fronting fees up to an amount not to exceed 0.125% on the undrawn and unexpired amount of the letters of credit) as well as to pay the SoftBank Obligor a fee of 5.475% on the amount of all outstanding letters of credit and (iii) the Guarantors agreed to guarantee the obligations of WeWork Companies LLC under the Company/SBG Reimbursement Agreement. During the three and six months ended June 30, 2021, the Company recognized $19.7 million and $38.5 million in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement. During the three and six months ended June 30, 2020, the Company recognized $19.1 million and $29.2 million in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement. As the Company is also obligated to issue 43,295,973 shares in the future pursuant to warrants issued to the SoftBank Obligor in connection with the SoftBank Obligor’s commitment to provide credit support for the 2020 LC Facility, the implied interest rate for the Company on the 2020 LC Facility at issuance, assuming the full commitment is drawn, is approximately 12.47%.

In March 2021, the Company, the SoftBank Obligor and BowX entered into a letter agreement (the “Credit Support Letter”) pursuant to which SBG has committed to consent to an extension of the termination date of the 2020 LC Facility from February 10, 2023 to no later than February 10, 2024 (the “LC Facility Termination Extension”), subject to the terms and conditions set forth therein. Any LC Facility Termination Extension will require the requisite consent of the lenders thereunder. Concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to the SoftBank Obligor or its designees one or more warrants (collectively, the “LC Warrant”) to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth (10th) anniversary of the date of issuance.

LC Debt Facility

In May 2021, the Company entered into a loan agreement with a third party to raise up to $350.0 million of cash in exchange for letters of credit issued from the LC Facility (the “LC Debt Facility”). The third party will issue a series of discount notes to investors of varying short term (1-6 month) maturities and make a matching discount loan to WeWork Companies LLC. WeWork Companies LLC will pay the 5.475% issuance fee on the letter of credit, the 0.125% fronting fee on the letter of credit and the interest on the discount note. At maturity, the Company has the option, based on prevailing market conditions and liquidity needs, to roll the loan to a new maturity or pay off the loan at par. No loans drawn under the LC Debt Facility can have maturity dates that extend beyond the termination date of the 2020 LC Facility.

In connection with the Merger Agreement, the Company agreed to not enter into loan facilities utilizing the LC Debt Facility without consent from SBG. In May 2021, the Company entered into a letter agreement with SBG pursuant to which SBG consented to the LC Debt Facility and the Company agreed to certain restrictions that will apply to the LC Debt Facility, including that (i) until such time as no amounts remain undrawn by the Company under the $2.2 billion SoftBank Senior Unsecured Notes, amounts issued under the LC Debt Facility will not exceed $100.0 million, (ii) the Company will repay all amounts outstanding under the LC Debt Facility within 30 days after the closing of the Business Combination, (iii) on and after the closing of the Business Combination, the prior written consent of SBG will be required for the first draw under the LC Debt Facility that occurs after Closing.

As of June 30, 2021, the Company drew $349.0 million of loans under the LC Debt Facility which will mature in September 2021. $349.0 million is reflected as Other Current Liabilities in the Condensed Consolidated Balance Sheet as of June 30, 2021.

Senior Notes

In April 2018, we issued $702.0 million in aggregate principal amount of unsecured 7.875% Senior Notes (the “Senior Notes”) in a private offering. The Senior Notes mature on May 1, 2025. We received gross proceeds of $702.0 million from the issuance of the Senior Notes. As of June 30, 2021, $669.0 million in aggregate principal amount remains outstanding.

The indenture that governs the Senior Notes restricts us from incurring indebtedness or liens or making certain investments or distributions, subject to a number of exceptions. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Liquidity (as defined in the indenture that governs our Senior Notes). For incurrences in 2019, Minimum Liquidity was required to be 0.7 times Total Indebtedness (as defined in the indenture that governs our Senior Notes) and for incurrences in 2020, Minimum Liquidity was required to be 0.3 times Total Indebtedness. Beginning on January 1, 2021, there is no longer a Minimum Liquidity requirement. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Growth-Adjusted EBITDA (as defined in the indenture that governs our Senior Notes) for the most recent four consecutive fiscal quarters. For incurrences in fiscal years ending December 31, 2019, 2020, 2021 and 2022-2025, the Minimum Growth-Adjusted EBITDA required for the immediately preceding four consecutive fiscal quarters is $200.0 million, $500.0 million, $1.0 billion and $2.0 billion, respectively. For the four quarters ended June 30, 2021, the Company’s Minimum Growth-Adjusted EBITDA, as calculated in accordance with the indenture, was less than the $1.0 billion requirement effective as of January 1, 2021. As a result, the Company will be restricted in its ability to incur certain new indebtedness in 2021 that was not already executed or committed to as of December 31, 2019, until such Minimum Growth-Adjusted EBITDA increases above the threshold required. The restrictions of the Senior Notes do not impact our ability to access the unfunded commitments pursuant to the SoftBank Senior Unsecured Notes and the SoftBank Senior Secured Notes.

Subsequent to the July 2019 legal entity reorganization, WeWork Companies LLC is the obligor of the Senior Notes, which is also fully and unconditionally guaranteed by WeWork Inc. WeWork Inc. and the other subsidiaries that sit above WeWork Companies LLC in our legal structure are holding companies that conduct substantially all of their business operations through WeWork Companies LLC. As of June 30, 2021, based on the covenants and other restrictions of the Senior Notes, WeWork Companies LLC is restricted in its ability to transfer funds by loans, advances or dividends to WeWork Inc. and as a result all of the net assets of WeWork Companies LLC are considered restricted net assets of WeWork Inc. See the Supplementary Information — Consolidating Balance Sheet included in WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details regarding the net assets of WeWork Companies LLC.

For the six months ended June 30, 2021, our non-guarantor subsidiaries represented approximately 58% of our total revenue and approximately 28% of loss from operations. As of June 30, 2021, our non-guarantor subsidiaries represented approximately 47% of our total assets, and had $0.9 billion of total liabilities, including trade payables but excluding intercompany liabilities and lease obligations.

Bank Facilities

In conjunction with the availability of the 2020 LC Facility, our 2019 Credit Facility and 2019 LC Facility were terminated in February 2020. As of June 30, 2021, $6.7 million in letters of credit remain outstanding under the 2019 LC Facility and 2019 Credit Facility that are secured by new letters of credit issued under the 2020 LC Facility.

Other Letter of Credit Arrangements

The Company has also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by JapanCo and PacificCo. There was $8.4 million of standby letters of credit outstanding under these other arrangements that are secured by $11.5 million of restricted cash at June 30, 2021.

Lease Obligations

The future undiscounted fixed minimum lease cost payment obligations under operating and finance leases signed as of June 30, 2021 were $36.6 billion. A majority of our leases are held by individual special purpose subsidiaries, and as of June 30, 2021, the total security packages provided by the Company and its subsidiaries in respect of these lease obligations was approximately $6.5 billion in the form of corporate guarantees, outstanding standby letters of credit, cash security deposits to landlords and surety bonds issued, representing less than 20% of future undiscounted minimum lease cost payment obligations. In addition, individual property lease security obligations on any given lease typically decrease over the life of the lease, although we may continue to enter into new leases in the ordinary course of our business.

Capital Expenditures and Tenant Improvement Allowances

Capital expenditures are primarily for the design and build-out of our spaces, and include leasehold improvements, equipment and furniture. Our leases often contain provisions regarding tenant improvement allowances, which are contractual rights to reimbursements paid by landlords for a portion of the costs we incur in designing and developing our workspaces. Tenant improvement allowances are reflected in the condensed consolidated financial statements upon lease commencement as our practice and intent is to spend up to or more than the full amount of the tenant improvement allowance that is contractually provided under the terms of the contract.

Over the course of a typical lease with tenant improvement allowances, we incur certain capital expenditures that we expect to be reimbursed by the landlords pursuant to provisions in our leases providing for tenant improvement allowances but for which we have not yet satisfied all conditions for reimbursement and, therefore, the landlords have not been billed at the time of such capital expenditures. Thus, while such receivables are reflected in our consolidated financial statements upon lease commencement, the timing of the achievement of the applicable milestones and billing of landlords will impact when reimbursements for tenant improvement allowances will be received, which may impact the timing of our cash flows.

We monitor gross and net capital expenditures, which are primarily associated with our leasehold improvements, to evaluate our liquidity and workstation development efforts. We define net capital expenditures as the gross purchases of property and equipment, as reported in “cash flows from investing activities” in the condensed consolidated statements of cash flows, less cash collected from landlords for tenant improvement allowances. While cash received for tenant improvement allowances is reported as “cash flows from operating activities” in the condensed consolidated statements of cash flows, we consider cash received for tenant improvement allowances to be a reduction against our gross capital expenditures in the calculation of net capital expenditures.

As the payments received from landlords for tenant improvement allowances are generally received after certain project milestones are completed, payments received from landlords presented in the table below are not directly related to the cash outflows reported for the capital expenditures reported.

The table below shows our gross and net capital expenditures for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,

(Amounts in thousands)	2021	2020	2020	2019	2018
Gross capital expenditures	$153,142	$985,011	$1,441,232	$3,488,086	$2,055,020
Cash collected for tenant improvement allowances	(233,339)	(737,392)	(1,331,660)	(1,134,216)	(673,415)

Net capital expenditures	$(80,197)	$247,619	$109,572	$2,353,870	$1,381,605

Our ability to negotiate lease terms that include significant tenant improvement allowances has been and may continue to be impacted by our expansion into markets where such allowances may be less common. Our capital expenditures have also been and may continue to be impacted by our focus on enterprise members, who generally require more customization than a traditional workspace, resulting in higher build-out costs. However, we expect any increase in build-out costs resulting from expansion of configured solutions for our growing enterprise member base to be offset by increases in committed revenue, as enterprise members often sign membership agreements with longer terms and for a greater number of memberships than our other members. Future decisions to enter into long-term revenue-sharing agreements with building owners, rather than more standard fixed lease arrangements, may also impact future cash inflows relating to tenant improvement allowances and cash outflows relating to capital expenditures.

In the ordinary course of our business, we enter into certain agreements to purchase construction and related contracting services related to the build-outs of our operating locations that are enforceable, legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. Our purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with our construction schedule. As of June 30, 2021, we have issued approximately $39.9 million in such outstanding construction commitments. As of June 30, 2021, we also had a total of $476.9 million in lease incentive receivables, recorded as a reduction of our long-term lease obligations on our condensed consolidated balance sheet. Of the total $476.9 million lease incentive receivable, $346.1 million was accrued at the commencement of the respective lease but unbilled as of June 30, 2021.

Summary of Cash Flows

Comparison of the six months ended June 30, 2021 and 2020

A summary of our cash flows from operating, investing and financing activities for the six months ended June 30, 2021 and 2020 is presented in the following table:

	Six Months Ended June 30,		Change
(Amounts in thousands, except percentages)	2021	2020	$	%
Cash provided by (used in):
Operating activities	$(1,158,957)	$(168,552)	$(990,405)	588%
Investing activities	(186,628)	(7,072)	(179,556)	2,539%
Financing activities	1,349,710	(1,155,128)	2,504,838	(217)%
Effects of exchange rate changes	(2,793)	(22,610)	19,817	(88)%

Net increase (decrease) in cash, cash equivalents and restricted cash	1,332	(1,353,362)	1,354,694	(100)%
Cash, cash equivalents and restricted cash - Beginning of period	854,153	2,200,688	(1,346,535)	(61)%

Cash, cash equivalents and restricted cash - End of period	$855,485	$847,326	$8,159	1%

Operating Cash Flows

Cash used in operating activities consists primarily of the revenue we generate from our members and the tenant improvement allowances we receive offset by rent, real estate taxes, common area maintenance and other operating costs. In addition, uses of cash from operating activities consist of employee compensation and benefits, professional fees, advertising, office supplies, warehousing, utilities, cleaning, consumables, and repairs and maintenance related payments as well as member referral fees and various other costs of running our business.

The $1.0 billion increase in net cash used in operating activities from the six months ended June 30, 2021 compared to the six months ended June 30, 2020, was primarily attributable to the decrease in total revenues of $747.3 million due to the continued impact of COVID-19 in 2021. The increase in net cash used in operating activities was also driven by a decrease of $504.1 million in tenant improvement allowances received and an increase of $49.5 million in cash payments made on restructuring liabilities during the six months ended June 30, 2021. The increase was partially offset by net savings achieved for the six months ended June 30, 2021 through the continuation of our operational restructuring program and progress towards our efforts to create a leaner, more efficient organization which drove a decrease in pre-opening, and selling, general and administrative expenses.

Included in our cash flow from operating activities was $42.1 million of cash used by consolidated VIEs for the six months ended June 30, 2021, compared to $3.1 million of cash used by consolidated VIEs for the six months ended June 30, 2020.

Investing Cash Flows

The $0.2 billion decrease in net cash provided by investing activities from the six months ended June 30, 2021 compared to the six months ended June 30, 2020, was primarily due to the divestiture proceeds of $1.1 billion received during the six months ended June 30, 2020, primarily related to the sale of the 424 Fifth Property held by the 424 Fifth Venture and also including proceeds from the sale of Meetup, Managed by Q and Teem, compared to no divestitures during the six months ended June 30, 2021. This decrease in net cash provided by investing activities was partially offset by a $831.9 million decrease in cash paid for purchases of property and equipment and a decrease in contributions to investments of $66.7 million.

Financing Cash Flows

The $2.5 billion net increase in cash flows provided by financing activities for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, was due to the $1.0 billion in draws on the Softbank Senior Unsecured Notes and $349.0 million of cash received under the LC Debt Facility during the six months ended June 30, 2021. Also included in the increase in cash flows provided by financing activities is $759.2 million debt repayment and $315.0 million distribution to noncontrolling interest holders during the six months ended June 30, 2020, both primarily related to the sale of the 424 Fifth Property.

Comparison of the year ended December 31, 2020 and the year ended December 31, 2019

A summary of our cash flows from operating, investing and financing activities for the years ended December 31, 2020 and 2019 is presented in the following table:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2020	2019	$	%
Cash provided by (used in):
Operating activities	$(857,008)	$(448,244)	$(408,764)	91%
Investing activities	(444,087)	(4,775,520)	4,331,433	91%
Financing activities	(46,814)	5,257,271	(5,304,085)	(101)%
Effects of exchange rate changes	1,374	3,239	(1,865)	(58)%

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,346,535)	36,746	(1,383,281)	N/M
Cash, cash equivalents and restricted cash—Beginning of period	2,200,688	2,163,942	36,746	2%

Cash, cash equivalents and restricted cash—End of period	$854,153	$2,200,688	$(1,346,535)	(61)%

N/M = Not meaningful

Operating Cash Flows

Cash used in operating activities consists primarily of the revenue we generate from our members and the tenant improvement allowances we receive offset by rent, real estate taxes, common area maintenance and other operating costs. In addition, uses of cash from operating activities consist of employee compensation and benefits, professional fees, advertising, office supplies, warehousing, utilities, cleaning, consumables, and repairs and maintenance related payments as well as member referral fees and various other costs of running our business.

The $408.8 million increase in net cash used in operating activities from the year ended December 31, 2020, compared to the year ended December 31, 2019 was primarily attributable to increases in cash lease costs partially offset by increases in tenant improvement allowances received. The increase in net cash used in operating activities was also impacted by $379.2 million in cash payments made on restructuring liabilities during the year ended December 31, 2020 compared to $33.7 million during the year ended December 31, 2019. The increase was partially offset by net savings achieved in 2020 through our restructuring program and progress towards our efforts to create a leaner, more efficient organization which drove a decrease in pre-opening and selling, general and administrative expenses.

Included in our cash flow from operating activities was $35.7 million of cash used by consolidated VIEs for the year ended December 31, 2020, compared to $104.0 million of cash used by consolidated VIEs for the year ended December 31, 2019.

Investing Cash Flows

The $4.3 billion decrease in net cash used in investing activities from the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to the divestitures which occurred during the year ended December 31, 2020, with proceeds totaling $1.2 billion, primarily related to the sale of the 424 Fifth Property held by the 424 Fifth Venture and also including proceeds from the sale of Meetup, Managed by Q, Teem, SpaceIQ, Flatiron, and certain non-core corporate equipment as compared to cash used for acquisitions which occurred during the year ended December 31, 2019 totaling $1.0 billion, primarily related to the acquisition of the 424 Fifth Property by the 424 Fifth Venture. The remaining change in cash used in investing activities is primarily due to a $2.0 billion decrease in cash paid for purchases of property and equipment and a $140.6 million decrease in security deposits paid to landlords, with both declines relating to our slowed growth in 2020 as compared to the growth experienced in 2019, partially offset by the deconsolidation of net cash totaling $54.5 million in connection with the October 2020 ChinaCo Deconsolidation.

Financing Cash Flows

The $5.3 billion net decrease in cash flows from financing activities for the year ended December 31, 2020, compared to the year ended December 31, 2019 was primarily due to $4.0 billion in proceeds from the issuance of convertible related party liabilities during 2019. During the year ended December 31, 2019, we received $4.0 billion in proceeds from the draw down on the Amended 2018 Warrant and 2019 Warrant (each as described and defined in Note 14 of the notes to WeWork’s audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus), compared to the $1.2 billion drawn on the SoftBank Senior Unsecured Notes during 2020. The decrease was also driven by a $810.1 million increase in debt repayments and a $279.9 million increase in distributions to noncontrolling interest holders during 2020 both primarily related to the sale of the 424 Fifth Property. We also collected $321.1 million less in member service retainers and returned $78.2 million more in member service retainers during the year ended December 31, 2020 as compared to the year ended December 31, 2019. The year ended December 31, 2019 also included $662.4 million in loan proceeds primarily from the 424 Fifth Venture Loans and $538.9 million in proceeds from the issuance of noncontrolling interests primarily associated with the 424 Fifth Venture and the Creator Fund compared to $100.6 million in proceeds from the issuance of noncontrolling interests during 2020 (primarily JapanCo) which combined drove a decrease of $1.1 billion in net cash provided by financing activities period over period.

Comparison of the year ended December 31, 2019 and the year ended December 31, 2018

A summary of our cash flows from operating, investing and financing activities for the years ended December 31, 2019 and 2018 is presented in the following table:

	Year Ended December 31,		Change
(Amounts in thousands, except percentages)	2019	2018	$	%
Cash provided by (used in):
Operating activities	$(448,244)	$(176,729)	$(271,515)	154%
Investing activities(1)	(4,775,520)	(2,475,798)	(2,299,722)	93%
Financing activities(1)	5,257,271	2,658,469	2,598,802	98%
Effects of exchange rate changes	3,239	(13,119)	16,358	(125)%

Net increase (decrease) in cash, cash equivalents, and restricted cash	36,746	(7,177)	43,923	N/M
Cash, cash equivalents and restricted cash—Beginning of period	2,163,942	2,171,119	(7,177)	N/M

Cash, cash equivalents, and restricted cash—End of period	$2,200,688	$2,163,942	$36,746	2%

N/M = Not meaningful

(1)

Investing activities and financing activities during the year ended December 31, 2019, included $795.5 million in cash outflows and $942.2 million in cash inflows, respectively, relating to the acquisition, development and related financing of the real estate acquired by the 424 Fifth Venture.

Operating Cash Flows

Cash used in operating activities consists primarily of the revenue we generate from our members and the tenant improvement allowances we receive offset by rent, real estate taxes, common area maintenance and other operating costs. In addition, uses of cash from operating activities consist of employee compensation and benefits, professional fees, advertising, office supplies, warehousing, utilities, cleaning, consumables, and repairs and maintenance related payments as well as member referral fees and various other costs of running our business.

The $271.5 million increase in net cash used in operating activities from the year ended December 31, 2019 to the year ended December 31, 2018 was primarily attributable to net cash used for the expansion of our business and global community.

Included in our cash flow from operating activities was $104.0 million of cash used in operating activities of consolidated VIEs for the year ended December 31, 2019, compared to $120.9 million of cash used in operating activities for the year ended December 31, 2018.

Investing Cash Flows

Cash used in investing activities increased by $2.3 billion to $4.8 billion for the year ended December 31, 2019. Net cash used in investing activities was primarily used to support our growth strategy, including funding additional purchases of property and equipment, primarily relating to leasehold improvements at our leased locations, which increased by $1.4 billion, and the funding of security deposits with landlords for new locations, which increased by $44.6 million.

Our cash used in investing activities also includes an increase of $832.8 million in cash used for acquisitions, primarily due to the acquisition of a real estate building by the consolidated 424 Fifth Venture during the year ended December 31, 2019, and a $55.3 million decrease in cash used for strategic investments, net of proceeds from asset divestitures and sales of investments.

The remaining $44.6 million increase in net cash used in investing activities primarily includes a decrease in cash inflows of $9.0 million relating to the sale of software licenses during 2018 that did not occur in 2019, an increase in cash outflows of $31.8 million relating to capitalized software, and an increase in cash outflows of $3.7 million associated with cash used to fund loans to employees and related parties.

Financing Cash Flows

Cash provided by financing activities increased $2.6 billion to $5.3 billion for the year ended December 31, 2019. This increase was primarily attributable to a $3.0 billion increase in proceeds from convertible related party liabilities. During the year ended December 31, 2019, we received $4.0 billion in proceeds from the draw down on the Amended 2018 Warrant and 2019 Warrant, compared to the $1.0 billion drawn down on the Convertible Note in the year ended December 31, 2018. Of the Amended 2018 Warrant draw down, we received $1.5 billion and $1.0 billion in January 2019 and April 2019, respectively. We received $1.5 billion on the drawdown of the 2019 Warrant in October 2019.

The increase in cash inflows was partially offset by a $209.0 million decrease in proceeds from the issuance of noncontrolling interests, an increase in cash outflows of $40.0 million related to distributions to noncontrolling interests, and a $106.4 million decrease in proceeds from the issuance of debt. Our cash provided by financing activities for the year ended December 31, 2019 includes $662.4 million in debt proceeds primarily from the 424 Fifth Venture Loans, compared to $768.8 million primarily from the issuance of our Senior Notes during 2018. The remaining $45.8 million net decrease relates to changes in various other financing activities.

Contractual obligations

The following table sets forth certain contractual obligations as of June 30, 2021 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

(Amounts in thousands)	Remainder of 2021	2022	2023	2024	2025	2026 and beyond	Total
Non-cancelable operating lease commitments(1)	$1,244,849	$2,517,258	$2,597,497	$2,653,586	$2,680,086	$22,446,916	$34,140,192
Finance lease commitments, including interest	4,598	9,191	8,849	7,335	6,334	32,470	68,777
Construction commitments(2)	39,852	—	—	—	—	—	39,852
Asset retirement obligations(3)	—	3,979	1,582	2,979	857	210,786	220,183
Debt obligations, including interest(4)	386,541	81,440	52,684	52,684	695,342	—	1,268,691
Unsecured related party debt, including interest(5)	55,000	110,000	110,000	110,000	2,255,000	—	2,640,000
Convertible related party liabilities(6)	57,944	—	—	—	—	—	57,944

Total	$1,788,784	$2,721,868	$2,770,612	$2,826,584	$5,637,619	$22,690,172	$38,435,639

(1)

Future undiscounted fixed minimum lease cost payments for non-cancelable operating leases, inclusive of escalation clauses and exclusive of lease incentive receivables and contingent lease cost payments, that have initial or remaining lease terms in excess of one year as of June 30, 2021. Excludes an additional $2.4 billion relating to executed non-cancelable leases that have not yet commenced as of June 30, 2021. See Note 13 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details.

(2)

In the ordinary course of our business, we enter into certain agreements to purchase construction and related contracting services related to the build-outs of our locations that are enforceable and legally binding and that specify all significant terms and the approximate timing of the purchase transaction. Our purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with our construction schedule.

(3)

Certain lease agreements contain provisions that require us to remove leasehold improvements at the end of the lease term. When such an obligation exists, we record an asset retirement obligation at the inception of the lease at its estimated fair value. These obligations are recorded as liabilities on our condensed consolidated balance sheet as of June 30, 2021.

(4)	Primarily represents principal and interest payments on Senior Notes, LC Debt Facility and other loans as of June 30, 2021.
(5)	Primarily represents principal and interest payments on SoftBank Senior Unsecured Notes as of June 30, 2021.
(6)

Represents the fair value as of June 30, 2021, of the Company’s obligation to deliver 6,121,239 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock to be issued pursuant to the requirements of the “Penny Warrants”, as defined and as further described in Note 9 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The Penny Warrants became exercisable in April 2020 and expire on December 27, 2024. These obligations are recorded as liabilities on the Company’s condensed consolidated balance sheet as of June 30, 2021 in accordance with ASC 480, as they include a potential cash settlement obligation to repurchase shares that is outside of our control.

Off-Balance Sheet Arrangements

Except for certain letters of credit and surety bonds entered into as security under the terms of several of our leases, our unconsolidated investments, and the unrecorded construction and other commitments set forth above, we did not have any off-balance sheet arrangements as of June 30, 2021. Our unconsolidated investments are discussed in Note 6 of the notes to WeWork’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Estimates, Significant Accounting Policies and New Accounting Standards

Our preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting policy estimate to be critical if: (1) we must make assumptions that were uncertain when the estimate was made; and (2) changes in the estimate, or selection of a different estimate methodology could have a material effect on our consolidated results of operations or financial condition. While we believe that our estimates, assumptions and judgments are reasonable, they are based on information available when the estimate or assumption was made. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.

As the COVID-19 pandemic has adversely affected and may continue to adversely affect our revenues and expenditures, the extent and duration of restrictions and the overall macroeconomic impact of the pandemic will have an effect on estimates used in the preparation of our financial statements. This includes the net operating income (“NOI”) assumptions in our long-lived asset impairment testing, the ultimate collectability of accounts receivable due to the effects of COVID-19 on the financial position of our members, the timing of capital expenditures and fair value measurement changes for assets and liabilities that the Company measures at fair value.

The critical accounting estimates, assumptions and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. See Note 2 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information related to critical accounting estimates and significant accounting policies, including details of recent accounting pronouncements that were adopted and not yet adopted as of June 30, 2021.

Leases

At lease commencement, we recognize a lease obligation and corresponding right-of-use asset based on the initial present value of the fixed lease payments using our incremental borrowing rates for our population of leases. The incremental borrowing rate represents the rate of interest we would have to pay to borrow over a similar term, and with a similar security, in a similar economic environment, an amount equal to the fixed lease payments. The commencement date is the date we take initial possession or control of the leased premise or asset, which is generally when we enter the leased premises and begin to make improvements in preparation for its intended use.

Our leases do not provide a readily determinable implicit discount rate. Therefore, management estimates the incremental borrowing rate used to discount the lease payments based on the information available at lease commencement. We utilized a model consistent with the credit quality for our outstanding debt instruments to estimate our specific incremental borrowing rates that align with applicable lease terms.

Renewal options are typically solely at our discretion and are only included within the lease obligation and right-of-use asset when we are reasonably certain that the renewal options would be exercised.

Variable lease payments that depend on an index or rate are included in lease payments and are measured using the prevailing index or rate at lease inception or the measurement date. Changes to the index or rate are recognized in the period of change.

We evaluate our right-of-use assets for recoverability when events or changes in circumstances indicate that the asset may have been impaired. In evaluating an asset for recoverability, we consider the future cash flows expected to result from the continued use of the asset and the eventual disposition of the asset. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value of the asset is recognized.

Asset Retirement Obligations

Certain lease agreements contain provisions that require us to remove leasehold improvements at the end of the lease term. When such an obligation exists, we record an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful lives. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, right-of-use assets, capitalized software, and other finite-lived intangible assets, are evaluated for recoverability when events or changes in circumstances indicate that the asset may have been impaired. In evaluating an asset for recoverability, the Company considers the future cash flows expected to result from the continued use of the asset and the eventual disposition of the asset. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value of the asset is recognized.

Assets Held for Sale

The Company classifies an asset (or assets to be disposed of together as a group) as held for sale when management, having the authority to approve the action, commits to a plan to sell the assets, the assets are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell have been initiated and it is probable the transfer of the assets are expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company’s control extend the period of time required to sell the assets beyond one year. Assets classified as held for sale are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the sale plan indicate it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets that are classified as held for sale and the related liabilities directly associated with those that will be transferred in that transaction are initially measured at the lower of their carrying value or fair value less any costs to sell and depreciation and amortization expense is no longer recorded. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met.

The fair value of assets held for sale less any costs to sell is assessed each reporting period they remain classified as held for sale and any subsequent changes are reported as an adjustment to the carrying amount of the assets, as long as the adjusted carrying amount does not exceed the carrying amount of the assets at the time it was initially classified as held for sale. Gains are not recognized on the sale of an asset until the date of sale.

Stock-based Compensation

Stock-based compensation expense attributable to equity awards granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense for awards that actually vest is recognized based on when the goods or services are provided.

We expect to continue to grant stock-based awards in the future, and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely continue to represent a significant expense.

We estimate the fair value of stock option awards granted using the Black-Scholes-Merton option pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of our stock on the date of grant. The expected option term for options granted is calculated using the “simplified method.” This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock is publicly traded. We use the historical volatilities of similar entities due to the lack of sufficient historical data for our common stock price. Dividend yields are based on our history and expected future actions. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options generally have an exercise price equal to or greater than the fair market value of such common stock on the date of grant.

The Company estimated the fair value of the WeWork Partnerships Profits Interest Units awards in connection with the modification of the original stock options using the Hull-White model and a binomial lattice model in order to apply appropriate weight and consideration of the associated distribution threshold and catch-up base amount. The Hull-White model requires similar judgmental assumptions as the Black-Scholes Model used for valuing the Company’s options.

Because there has historically been no public market for our stock, the fair value of our equity has historically been approved by our Board of Directors or the compensation committee thereof as of the date stock-based awards were granted. In estimating the fair value of stock, we use the assistance of a third-party valuation specialist and considered factors we believe are material to the valuation process, including, but not limited to, the price at which recent equity was issued by us to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. We believe the combination of these factors provides an appropriate estimate of our expected fair value and reflects the best estimate of the fair value of our common stock at each grant date.

We have elected to recognize forfeitures of stock-based awards as they occur. Recognition of any compensation expense relating to stock grants that vest contingent on the completion of an initial public offering or “Acquisition” (as defined in the 2015 Plan detailed in Note 22 and Note 14 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus) will be deferred until the consummation of such offering or Acquisition.

Other Fair Value Measurements

Other critical accounting estimates include the valuation of our convertible related party liabilities, which are remeasured to fair value on a recurring basis, with the corresponding gain or loss included in our gain (loss) from change in fair value of related party instruments. The convertible related party liabilities as of June 30, 2021, were valued using a discounted cash flow model with such model inputs primarily based on level 3 inputs, which represent unobservable inputs that we incorporate in our valuation techniques used to determine fair value. The primary level 3 input used in the valuation of our convertible related party liabilities held as of June 30, 2021 was the fair value of the our stock, determined based on the estimates described in connection with stock-based compensation as detailed above.

See Note 16 and Note 11 of the notes to WeWork’s audited annual and unaudited interim condensed consolidated financial statements, respectively, included elsewhere in this proxy statement/prospectus for additional details regarding fair value measurements.

Consolidation and Variable Interest Entities

We are required to consolidate entities deemed to be VIEs in which we are the primary beneficiary. We are considered to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.

Revenue Recognition

We recognize revenue under the five-step model required under ASC 606, which requires us to identify the relevant contract with the member, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified and recognize revenue when (or as) each performance obligation is satisfied.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our members to make required payments. If the financial condition of a specific member were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

We had market risk exposure arising from changes in interest rates on the revolving loans under the Bank Facilities, which prior to their termination in February 2020, bore interest at rates that are benchmarked against the Federal Funds Rate, Prime and LIBOR. However as of June 30, 2021, there were no loans outstanding under the Company Credit Agreement and the payments due on the outstanding standby letters of credit and the unused portion represent a fixed 1.5% of the amount outstanding and 0.375% of the unused amount. The interest rates on the new 2020 LC Facility, the SoftBank Senior Secured Debt, the SoftBank Senior Unsecured Notes, and other loans include fixed rates of interest.

The 424 Fifth Venture also had market risk exposure arising from changes in interest rates on the 424 Fifth Venture Loans, totaling $658.8 million as of December 31, 2019, which bore interest rates benchmarked against LIBOR. The 424 Fifth Venture loan agreements included a LIBOR floor of 2.513% and a LIBOR cap of 4%. The LIBOR interest rate cap was scheduled to expire on February 9, 2021. The 424 Fifth Venture Loans were repaid in March 2020 upon the sale of the real estate investment and the interest rate cap and floor were terminated.

Foreign Currency Risk

The U.S. dollar is the functional currency of our consolidated and unconsolidated entities operating in the United States. For our consolidated and unconsolidated entities operating outside of the United States, we generally assign the relevant local currency as the functional currency, as the local currency is generally the principal currency of the economic environment in which the foreign entity primarily generates and expends cash. Our international operating companies typically earn revenue and incur expenses in local currencies that are consistent with the functional currency of the relevant entity, and therefore they are not subject to significant foreign currency risk in their daily operations. However, as exchange rates may fluctuate between periods, revenue and operating expenses, when converted into U.S. dollars, may also fluctuate between periods. For the six months ended June 30, 2021, we earned approximately 57% of our revenues from subsidiaries whose functional currency is not the U.S. dollar. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations for the six months ended June 30, 2021, were primarily impacted by fluctuations in the U.S. dollar-Euro, U.S. dollar-British Pound, U.S. dollar-Peruvian Sol, and U.S. dollar-Korean Won exchange rates.

We hold cash and cash equivalents in foreign currencies to have funds available for use by our international operations. In addition, monetary intercompany transactions that are not of a long-term investment nature may be denominated in currencies other than the U.S. Dollar and/or in a different currency than the respective entity’s functional currency. As a result, we are subject to foreign currency risk and changes in foreign currency exchange rates can impact the foreign currency gain (loss) recorded in our condensed consolidated statements of operations relating to these monetary intercompany transactions. As of June 30, 2021, we had a balance of $22.5 million in cash and cash equivalents, $4.3 billion in various other monetary assets and $2.2 billion in various other monetary liabilities that were subject to foreign currency risk. A 10% change in the relevant exchange rates would result in a total net change of $217.6 million in foreign currency gain or loss on these transactions.

Inflation Risk

Inflationary factors such as increases in the cost of raw materials and overhead costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through higher membership fees or price increases for services. Our inability or failure to do so could harm our business, financial condition or results of operations.

MANAGEMENT OF NEW WEWORK FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of July 15, 2021, concerning the persons who are expected to serve as directors and executive officers of New WeWork following the consummation of the Business Combination and assuming the election of the nominees at the special meeting as set forth in “Director Election Proposal.”

Name	Age	Position
Sandeep Mathrani	59	Director Nominee and Chief Executive Officer
Benjamin “Ben” Dunham	44	Chief Financial Officer
Anthony Yazbeck	43	President and Chief Operating Officer
Jared DeMatteis	38	Chief Legal Officer
Lauren Fritts	39	Chief Communications Officer
Peter Greenspan	47	Global Head of Real Estate
Hamid Hashemi	62	Chief Product & Experience Officer
Maral Kazanjian	48	Chief People Officer
Scott Morey	56	President of Technology and Innovation
Roger Solé Rafols	47	Chief Marketing Officer
Marcelo Claure	50	Director Nominee
Michel Combes	59	Director Nominee
Bruce Dunlevie	64	Director Nominee
Véronique Laury	56	Director Nominee
Deven Parekh	51	Director Nominee
Vivek Ranadivé	63	Director Nominee
Kirthiga Reddy	50	Director Nominee
Jeffrey “Jeff” Sine	66	Director Nominee

Executive Officers

Sandeep Mathrani. Sandeep Mathrani has served as WeWork’s Chief Executive Officer and as a member of WeWork’s board of directors since February 2020. Mr. Mathrani most recently served as Chief Executive Officer of Brookfield Properties’ Retail Group and Vice-Chairman of Brookfield Properties. Prior to that, he served as Chief Executive Officer of GGP Inc. for eight years, during which the company was recapitalized in November 2010, experienced eight years of growth, and in August 2018 was sold to Brookfield Property Partners. Prior to joining GGP in 2010, Mr. Mathrani was President of Retail for Vornado Realty Trust, where he oversaw the firm’s U.S. retail real estate division and operations in India comprised principally of office properties. During his tenure, he was responsible for stabilizing and growing the portfolio. Before that, he spent eight years as Executive Vice President at Forest City Ratner, where he was tasked with starting and growing a new platform of retail properties across the five boroughs of New York City. Mr. Mathrani currently serves as a member of the board of directors of Dick’s Sporting Goods and Tanger Factory Outlet Centers, Inc., and also serves on the Management Committee of WeWork Capital Advisors LLC. Previously, Mr. Mathrani served as a member of the board of directors of Host Hotels & Resorts, Inc. and was the 2019 Chair of NAREIT. He also served on the executive board and board of trustees for the International Council of Shopping Centers (ICSC). We believe Mr. Mathrani’s distinguished experience in real estate will make him a valuable addition to our board. Mr. Mathrani earned a Bachelor of Engineering, a Master of Engineering and a Master of Management Science from Stevens Institute of Technology.

Benjamin Dunham. Benjamin Dunham was appointed as WeWork’s Chief Financial Officer in October 2020. Prior to his promotion, Mr. Dunham served as WeWork’s Chief Financial Officer, Americas from 2018 to 2020. Prior to joining WeWork, Mr. Dunham spent twelve years with Yum Brands (Pizza Hut, KFC and Taco Bell) where his early experience included mergers and acquisitions, investor relations, and business analytics. Mr. Dunham was appointed to Chief Financial Officer of Pizza Hut Asia in 2013 and then Head of Finance, Pizza Hut U.S. in 2016. He earned a Bachelor’s degree in Finance and Economics from the University of Miami and a Master of Business Administration from the University of Chicago with concentrations in Finance, Accounting, Economics and Strategic Management.

Anthony Yazbeck. Anthony Yazbeck was appointed as WeWork’s President and Chief Operating Officer in July 2021. Prior to his appointment, Mr. Yazbeck served as WeWork’s President & Chief Operating Officer, International and WeWork’s Chief Operating Officer of Europe, China & Pacific for five years where he played a key role in scaling the European business and leading the transformation of its operations in China. Before joining WeWork, Mr. Yazbeck had 13 years of experience in international operations including holding various positions at Rocket Internet SE (Vaniday), AOL and CROWN Holdings. Mr. Yazbeck founded two businesses, selling the first to Rocket Internet and starting the second in partnership with Rocket. Prior to that Mr. Yazbeck was part of the European leadership team at AOL, a team that helped turn around and transform the business from one of the largest ISPs into an online media and advertising business. AOL was later acquired by Verizon. Mr. Yazbeck earned a Bachelor’s degree in Telecommunication from Institut National de la Communication et de l’information, a Master’s degree in Computer Engineering from ESME - Paris and a Masters of Business Administration from Université Paris 1 Panthéon-Sorbonne.

Jared DeMatteis. Jared DeMatteis was promoted to serve as WeWork’s Chief Legal Officer in January 2021. Prior to his promotion, Mr. DeMatteis served as WeWork’s Deputy Chief Legal Officer from 2019 to 2020, General Counsel from 2018 to 2019 and Deputy General Counsel, Corporate from 2015 to 2018. Before joining WeWork, he served as counsel at WilmerHale LLP from 2012 to 2015, where he focused on mergers and acquisitions and capital markets transactions. Mr. DeMatteis began his career as an associate at Cravath, Swaine & Moore LLP from 2008 to 2012. Mr. DeMatteis earned a Bachelor’s degree from Columbia College and a Juris Doctorate from Columbia Law School.

Lauren Fritts. Lauren Fritts was promoted to serve as WeWork’s Chief Communications Officer in July 2020, a role in which she is responsible for press and external relations for the global brand. Prior to her promotion, Ms. Fritts served as WeWork’s Vice President of Public Affairs from 2018 to 2020 and Senior Director of Public Affairs from 2017 to 2018. Ms. Fritts has also worked in the public sector, serving as the Digital Director and Deputy Communications Director for Chris Christie during his term as the Governor of New Jersey and on his 2016 presidential campaign. Ms. Fritts began her career as a producer for Fox News Channel where she worked from 2004 to 2011. She earned a Bachelor of Arts in Communications from Fairfield University.

Peter Greenspan. Peter Greenspan has served as WeWork’s Global Head of Real Estate since November 2018. Mr. Greenspan first joined WeWork in 2014, serving as WeWork’s first real estate lawyer and was later promoted to serve as General Counsel from 2017 to 2018. Mr. Greenspan also currently serves on the Management Committee of WeWork Capital Advisors LLC. Prior to joining WeWork, Mr. Greenspan spent nine years at NBCUniversal serving as Vice President of Corporate & Transaction Law from 2010 to 2014, Senior Corporate & Transactions Counsel from 2007 to 2010 and Corporate Transaction Counsel from 2005 to 2007. He began his legal career as an associate at Willkie Farr & Gallagher LLP from 1999 to 2005. Mr. Greenspan earned a Bachelor’s degree in Economics and Philosophy from The State University of New York at Binghamton and a Juris Doctorate from the New York University School of Law.

Hamid Hashemi. Hamid Hashemi joined WeWork as Chief Product and Experience Officer in March 2020. Mr. Hashemi has over 35 years of experience in developing and operating entertainment-based social destinations in the United States and internationally. Prior to joining WeWork, he founded iPic Entertainment in 2006 and served as its President and Chief Executive Officer, as well as a member of its board of directors, until 2019. At iPic Entertainment, Mr. Hashemi was involved in all phases of real estate development and pioneered the luxury dine-in theater experience. Mr. Hashemi began his career in motion picture exhibition in 1984 when he founded Muvico Theaters, which he grew to over 100 screens before selling all his locations to Regal Cinema in 1995. From 1995 to 2005, under the same brand, he built a new generation of Megaplexes offering amenities that were new to theaters at the time. Mr. Hashemi serves on the Board of Trustees of Pine Crest School and has served on various boards, including the Board of Trustees of the Carl DeSantis Business and Economic Center for the Study and Development of the Motion Picture and Entertainment Industry at Florida Atlantic University. Mr. Hashemi earned a Bachelor’s degree in Microbiology from Florida Atlantic University.

Maral Kazanjian. Maral Kazanjian was promoted to serve as WeWork’s Chief People Officer in July 2021. Prior to her promotion, Ms. Kazanjian served as WeWork’s Global Head of Employment Law, Employee Relations and Talent Management from June 2019 to July 2021. Before joining WeWork, Ms. Kazanjian spent 11 years at Moody’s Corporation where she led the Global Employment Law and Employee Relations functions and was a member of the HR Leadership Team and Executive Diversity Council. Prior to joining Moody’s, Ms. Kazanjian was an associate at Morgan, Lewis & Bockius LLP and Kauff McGuire & Margolis LLP. Ms. Kazanjian previously served as a member of the RICS (Royal Institution of Chartered Surveys) Regulatory Board from 2016 to 2019 and is currently an advisor to the AGBU (Armenian General Benevolent Union) and a member of the AELC (American Employment Law Council), a pre-eminent management side employment lawyers association. Ms. Kazanjian earned a Bachelor’s degree in Government and Psychology from Georgetown University and a Juris Doctorate from Rutgers University School of Law.

Scott Morey. Scott Morey joined WeWork as President of Technology and Innovation in April 2021. Mr. Morey brings over 30 years of experience in real estate, technology and operations to the role. Prior to joining WeWork, Mr. Morey joined GPG Advisors as a partner in 2017. In 2019, One11 Advisors was spun out of GPG Advisers and subsequently acquired by the Altus Group. Mr. Morey served as a Founder and Executive Director at One11 Advisors from 2019 to 2021. Prior roles included Executive Vice President responsible for digital marketing, creative, information technology and infrastructure at General Growth Properties from 2011 to 2017. He has also served as a Managing Director at Alvarez & Marsal where he led their European real estate practice, as Chief Information Officer at Equity Office Properties, and as a former Partner at Ernst & Young LLP from 1995 to 2000. Mr. Morey earned a Bachelor of Business Administration from the University of San Diego.

Roger Solé Rafols. Roger Solé Rafols joined WeWork as Chief Marketing Officer in April 2020. Mr. Solé is a business leader with over 20 years of experience in driving rapid growth in telecom and technology organizations. He has deep experience in business unit management with P&L responsibility, marketing, product development, and financial planning. Mr. Solé currently serves as a member of the board of directors of Oi SA. Prior to joining WeWork, he served on the board of directors of Millicom International Cellular SA from 2017 to 2019 and was Chief Marketing Officer at Sprint Corporation from 2015 to 2020, where he was a key leader in its iconic turnaround and later merger process with T-Mobile. Prior to that time, he was the Chief Marketing Officer at TIM Brasil, led Innovation and Marketing at Vivo. He also served as a Consultant at DiamondCluster (known today as Oliver Wyman). Mr. Solé earned a Bachelor’s degree in Business and a Master of Business Administration from ESADE (Escuela Superior de Administración de Empresas) in Barcelona. He also completed an exchange Master of Business Administration program at the University of California, Los Angeles, an Advanced Management Program at IESE Business School in São Paulo-Barcelona and an executive education program in Finance and Strategy for Value Creation at The Wharton School at the University of Pennsylvania.

Directors

Upon the consummation of the Business Combination, the initial size of New WeWork’s board of directors will be nine directors, each of whom will be voted upon by BowX’s stockholders at the special meeting.

Marcelo Claure. Marcelo Claure serves as Chief Executive Officer of SoftBank Group International and Chief Operating Officer of SoftBank Group Corp. SBG is the world’s largest tech investor. Mr. Claure oversees the company’s strategic direction and its portfolio of operating companies, including WeWork, SB Energy, Fortress, Boston Dynamics, as well as SBG’s stake in T-Mobile U.S. He also spearheads the SoftBank Latin America Fund, a $5 billion fund dedicated to investing in technology growth opportunities throughout the region, as well as the newly-launched SB Opportunity Fund, a $100 million fund dedicated to investing in entrepreneurs of color. Most recently, Mr. Claure announced the SoftBank Miami Initiative, a $100 million funding program dedicated to startups based in or relocating to Miami. In addition, Mr. Claure serves as Director and Executive

Chairman of WeWork. Previously, Mr. Claure served as Chief Executive Officer of Sprint from August 2014 to May 2018, and then as Executive Chairman of Sprint Corp. from May 2018 to April 2020 through the completion of the merger with T-Mobile. He now serves as a Director on the board of T-Mobile. Prior to Sprint, Mr. Claure was the founder and Chief Executive Officer of Brightstar Corp. from 1997 to February 2015, the time of its sale to SBG. Mr. Claure has served and continues to serve in several board roles including as Chairman of the Board of Fortress Investment Group since May 2019, Director of Brightstar Corp. since March 2019 and Director of Arm Limited since March 2018. Additionally, as part of the recently announced combination of Televisa-Univision, Mr. Claure will serve as Vice Chairman of the Board. He is currently a Director on the Board of Univision. We believe Mr. Claure’s distinguished career experience will make him a valuable addition to our board. Mr. Claure holds a Bachelor’s degree of Science in Economics and Finance from Bentley University.

Michel Combes. Michel Combes has served as a director of WeWork since September 2020. Mr. Combes joined SoftBank Group International as President in April 2020. He serves on several boards of directors of SoftBank portfolio companies, as well as the boards of Philip Morris International, Etisalat and Assystem SA. Prior to joining SoftBank, Mr. Combes was President and Chief Executive Officer of Sprint. He also previously served on the board of directors of Sprint and F5 Networks Inc. Mr. Combes joined Sprint in January 2018 as President and Chief Financial Officer, responsible for leading Sprint’s financial operations, strategy, and continued cost transformation. He is a proven veteran in the telecommunications industry with 30 years of experience. He serves on the board of CTIA, a national trade association representing the wireless communications industry in the United States. Before Sprint, Mr. Combes was Chief Executive Officer – and previously Chief Operating Officer – of Altice, as well as Chairman and Chief Executive Officer of SFR Group. Prior to joining Altice in September 2015, Mr. Combes was Chief Executive Officer of Alcatel-Lucent, beginning in April 2013. Other leadership positions included Chief Executive Officer of Vodafone Europe, Chairman and Chief Executive Officer of TDF Group, and Chief Executive Officer and Senior Vice President of France Telecom. We believe Mr. Combes will be a valuable addition to our board given his management experience. Mr. Combes is a graduate of École Polytechnique, Télécom ParisTech and Paris Dauphine University.

Bruce Dunlevie. Bruce Dunlevie has served as a director of WeWork since July 2012. Mr. Dunlevie is a seasoned veteran of venture capital with more than 30 years of experience in high-tech investing. He is a founding partner of Benchmark Capital, a venture capital firm, and has been a general partner of the firm since 1995. He currently also serves as Lead Independent director of One Medical Group, Inc., and has previously served as a member of the boards of directors of ServiceSource International, Inc. and Marin Software Incorporated. We believe Mr. Dunlevie’s experience in venture capital and technology will make him a valuable addition to our board. Mr. Dunlevie earned a Bachelor of Arts in History and English from Rice University and a Master of Business Administration from the Stanford Graduate School of Business.

Véronique Laury. Véronique Laury is the founder and Chief Executive Officer of Weee Consulting. Prior to founding Weee Consulting in 2019, Ms. Laury served as the Chief Executive Officer of Kingfisher plc, an international home improvement company across Europe operating under several brands including: B&Q, Castorama, Brico Dépôt, Screwfix and Koçtaş. Ms. Laury spent over 16 years building her career at Kingfisher plc. Over the course of her career, Ms. Laury held several leadership roles including serving as Commercial Director at both B&Q and Castorama, where she also served as Chief Executive Officer. Ms. Laury currently serves on the board of directors of Inter Ikea Holding BV, Eczacĺbaşĺ, Tarkett and Sodexo. She also serves as a member of: the Remuneration Committee and the Environmental, Social and Governance (ESG) Committee at Eczacĺbaşĺ, the ESG Committee at Tarkett and the Audit Committee at Sodexo. We believe Ms. Laury will be a valuable addition to our board given her management experience.

Deven Parekh. Deven Parekh has served as Managing Director at Insight Partners since 2000. He currently serves as Chairman of the Board of Directors for Appriss and EveryAction, and as a member of the boards of directors for Saks.com, IAD, Calm, Fanatics, Diligent, Within3, 1stdibs, Checkout.com, Optimizely, PDI, Community Brands, Corvus, Vela, Vinted, Tetrascience, Chrono24, Campaign Monitor, and FloQast. Previously, he worked for Berenson Minella & Company and The Blackstone Group and earned a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania. Mr. Parekh also serves as a member on the Board of Directors of the Carnegie Endowment for International Peace, the Board of Overseers of NYU

Langone, and the Board of Directors of the Tisch New York MS Research Center. He was nominated and confirmed by the U.S. Senate to serve on the boards of the U.S. International Development Finance Corporation and of the agency’s predecessor, the Overseas Private Investment Corporation Board. Mr. Parekh also served on the Advisory Board of the U.S. Export-Import Bank and was a member of the Technical Advisory Council of the Federal Communications Commission. He has previously served on the Board of Trustees and Executive Committee of the Ethical Culture Fieldston School, and he is Chairman Emeritus of the Board of Publicolor. We believe Mr. Parekh will be a valuable addition to our board given his management experience.

Vivek Ranadivé. Vivek Ranadivé has served as the Chairman and Co-Chief Executive Officer since the inception of BowX. Mr. Ranadivé has been the Founder and Managing Director of Bow Capital Management LLC and its affiliated funds since 2016, and the Owner and Chairman of the Sacramento Kings since 2013. He founded his first company, Teknekron Software Systems, Inc. (“Teknekron”), in 1986 to develop and apply software to financial trading floors. After selling Teknekron to Reuters PLC in 1994, he then went on to found and spin-out TIBCO as a separate company in 1997. TIBCO completed its initial public offering in 1999 and was subsequently sold to Vista Equity Partners in 2014 for $4.3 billion. As Chairman and Chief Executive Officer, Mr. Ranadive built TIBCO into a leading provider of middleware software that became the central data nervous system for many of the world’s largest companies and government agencies. Mr. Ranadive became involved in NBA basketball first as Vice Chairman of the Golden State Warriors. Mr. Ranadive formerly served on the boards of Nielsen, a global media company, and WebEx, a telecommunications company, prior to its sale to Cisco. We believe Mr. Ranadivé’s distinguished career experience will make him a valuable addition to our board. Mr. Ranadive holds a Bachelor of Science and a Master of Arts in Electrical Engineering from the Massachusetts Institute of Technology and a Master of Business Administration from Harvard Business School where he graduated as a Baker Scholar.

Kirthiga Reddy. Kirthiga Reddy has served as a director of WeWork since February 2020. She has been a partner at SoftBank Investment Advisers (“SBIA”) since 2018. Ms. Reddy brings over 20 years of experience leading technology-driven transformations to her role as an Investing Partner at SBIA. She was Managing Director, Facebook India and South Asia for over six years, starting as their first employee in India. Her subsequent experiences at Facebook focused on emerging and high-growth markets including Mexico, Brazil, Indonesia, South Africa and the Middle East. She is co-founder of F7 seed fund. She served as Chair of the Stanford Business School Management Board. At SBIA, Ms. Reddy focuses on frontier, enterprise and health tech investments. She serves on the Board of Directors for Collective Health, WeWork and Fungible, and is Board Observer for Pear Therapeutics. She also serves on the Investment Committee for Emerge, a global accelerator for brilliant companies led by underrepresented founders. We believe Ms. Reddy’s extensive experience in technology will make her a valuable addition to our board. She holds a Master of Business Administration from Stanford University, where she graduated with highest honors as an Arjay Miller Scholar, a Master of Science in Computer Engineering from Syracuse University and a Bachelor of Engineering in Computer Science from Marathwada University, India. She has been recognized as Fortune India’s “Most Powerful Women” and as Fast Company’s “Most Creative People in Business” among other recognitions.

Jeffrey “Jeff” Sine. Jeffrey Sine has served as a director of WeWork since October 2019. He is a co-founder and partner of The Raine Group. Prior to founding Raine, Mr. Sine was Vice Chairman and Global Head of Technology, Media & Telecom Investment Banking at UBS Investment Bank. He joined UBS in April 2001 and was named a board member in 2003. Prior to that, Mr. Sine was Global Head of Media Investment Banking at Morgan Stanley. Prior to Morgan Stanley, Mr. Sine was an attorney at Sullivan & Cromwell LLP in New York and London. Mr. Sine is a current or past board member of The Manhattan Theatre Club, The International Radio and Television Society, The Museum of Television and Radio Media Center, National Public Radio (NPR), The USC Annenberg School of Communication/Law Center Joint Venture, ITHAKA, Educational Testing Service and American University. He has also produced many plays and musicals over the past two decades on Broadway and in London’s West End, and is a three-time Tony Award Winner. We believe Mr. Sine will be a valuable addition to our board given his broad experience and financial expertise. Mr. Sine earned a Bachelor of Arts from American University and a Juris Doctorate from the University of Southern California.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable New WeWork’s board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of New WeWork’s Common Stock being listed on the NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Bruce Dunlevie, Véronique Laury, Deven Parekh, Vivek Ranadivé and Jeffrey Sine qualifies as “independent” as defined under the applicable NYSE rules.

Committees of the Board of Directors

New WeWork’s board of directors will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New WeWork will have a standing audit committee, compensation committee, and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New WeWork’s committee charters will be posted on its website,                     , as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, New WeWork’s audit committee will consist of Véronique Laury, Vivek Ranadivé and Jeffrey Sine with Jeffrey Sine serving as the chair of the committee. The board of directors is expected to determine that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the NYSE. Each member of New WeWork’s audit committee can read and understand fundamental financial statements in accordance with the NYSE audit committee requirements. In arriving at this determination, the board of directors will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The board of directors is expected to determine that Jeffrey Sine qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the rules. In making this determination, the board will consider Mr. Sine’s formal education and previous and current experience in financial and accounting roles. Both New WeWork’s independent registered public accounting firm and management periodically will meet privately with New WeWork’s audit committee.

The audit committee’s responsibilities will include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing New WeWork’s independent registered public accounting firm;

•	discussing with New WeWork’s independent registered public accounting firm their independence from management;

•	reviewing with New WeWork’s independent registered public accounting firm the scope and results of their audit;

•	pre-approving all audit and permissible non-audit services to be performed by New WeWork’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and New WeWork’s independent registered public accounting firm the interim and annual financial statements that New WeWork files with the SEC;

•	reviewing and monitoring New WeWork’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing related party transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, New WeWork’s compensation committee will consist of Bruce Dunlevie, Véronique Laury and Deven Parekh with Bruce Dunlevie serving as chair of the committee. The board of directors is expected to determine that each of these individuals is “independent” as defined under the applicable listing standards of NYSE and SEC rules and regulations.

The compensation committee’s responsibilities include, among other things:

•

reviewing and approving, either alone or together with the other independent members of the board of directors, the compensation of New WeWork’s Chief Executive Officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of New WeWork’s non-employee directors;

•	selecting compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing any equity plans proposed to be adopted by New WeWork.

Nominating and Corporate Governance Committee

Upon the Closing, New WeWork’s nominating and corporate governance committee will consist of Véronique Laury, Deven Parekh and Vivek Ranadivé with Véronique Laury serving as chair of the committee. The board of directors is expected to determine that each of these individuals is “independent” as defined under the applicable listing standards of NYSE and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying individuals qualified to become members of New WeWork’s board of directors, consistent with criteria approved by New WeWork’s board of directors;

•	recommending to New WeWork’s board of directors the nominees for election to New WeWork’s board of directors at annual meetings of New WeWork’s stockholders;

•	overseeing an evaluation of New WeWork’s board of directors and its committees; and

•	developing and recommending to New WeWork’s board of directors a set of corporate governance guidelines.

Code of Ethics

New WeWork will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on New WeWork’s website, https://www.wework.com. New WeWork intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of New WeWork’s executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than WeWork, that has one or more executive officers serving as a member of New WeWork’s board of directors.

Limitation on Liability and Indemnification of Directors and Officers

New WeWork’s Proposed Charter, which will be effective upon consummation of the Business Combination, will limit a director’s liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws provide that New WeWork will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, New WeWork will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require New WeWork to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

New WeWork plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in New WeWork’s Proposed Charter, Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

On August 5, 2019, iPic Entertainment Inc. (“iPic”), for which Mr. Hashemi served as President and Chief Executive Officer, filed a voluntary petition for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). After conducting an auction pursuant to Section 363 of the U.S. Bankruptcy Code, the Bankruptcy Court entered an order on October 29, 2019 approving the sale of substantially all of iPic’s assets to iPic Theaters, LLC, an affiliate of iPic’s largest creditor, and the sale closed on November 15, 2019.

WEWORK’S COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of WeWork’s (1) executive compensation philosophy, objectives and design, (2) compensation-setting process, and (3) the decisions made for WeWork’s executive officers in 2020 should be read together with the compensation tables and related disclosures set forth below. For purposes of this Compensation Discussion and Analysis and the related tabular and narrative disclosure only, the terms “we,” “our” and “the Company” refer to WeWork.

The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business and our needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section. All share counts in this section are shown on a pre-Business Combination basis.

This Compensation Discussion and Analysis describes our compensation program in 2020 for our named executive officers (as determined under applicable SEC rules), including elements of the program, material decisions made under the program for 2020, and material factors considered in making those decisions. Our named executive officers (or “NEOs”) for 2020 are:

•	Sandeep Mathrani, our Chief Executive Officer (“CEO”)

•	Benjamin (“Ben”) Dunham, our Chief Financial Officer (“CFO”)

•	Anthony Yazbeck, our President & Chief Operating Officer (“COO”), International

•	Shyam Gidumal, our President & COO*, Americas; and

•	Samad (“Matt”) Jahansouz, our Chief People Officer*

As required by SEC rules, our NEOs also include the following individuals who are no longer at WeWork given leadership changes in 2020:

•	Arthur Minson, former Co-CEO

•	Sebastian Gunningham, former Co-CEO

•	Kimberly Ross, former CFO

•	Eugen Miropolski, former President & COO, International

Overview & Compensation Strategy

WeWork was founded in 2010 with the vision to create environments where people and companies come together and do their best work. Since opening our first location in New York City, we’ve grown into a global space-as-a-service provider committed to delivering flexible solutions, inspiring spaces, and an unmatched community experience. Today, we continue to reimagine the workplace and how it can help everyone, from freelancers to Fortune 500s, thrive.

In the fall of 2019, we began the process of transforming WeWork from a founder-led organization, with bespoke and sometimes inconsistent compensation arrangements, into a company with structured, market-based compensation programs that emphasized performance and rewarded long-term results. For years, WeWork had been focused on achieving hyper-growth and did so by recruiting individuals with entrepreneurial backgrounds who could help scale our real estate portfolio around the world as quickly as possible. As sustainable growth and profitability became our new goals, we shifted our hiring efforts and compensation approach to better align with the company’s refreshed strategy.

To successfully navigate our turnaround, WeWork recruited a new CEO, Sandeep Mathrani, in February 2020 and brought together a team of experienced executives to streamline our organization and cost structure,

*	Due to changes in management structure in 2021, Messrs. Gidumal and Jahansouz are not expected to be executive officers of New WeWork following the Business Combination.

and focus us more deeply on our core business of space-as-a-service. Following a brief period of transition, our former co-CEOs left the company in April of 2020.

As part of the company’s turnaround strategy, WeWork undertook a downsizing of its global workforce and reassembled its leadership ranks in late 2019 and throughout 2020. As part of these changes, our former CFO and former President & COO, International left the company, with Ben Dunham and Anthony Yazbeck, respectively, promoted into these positions. Our 2020 NEOs also include Shyam Gidumal who joined WeWork as President & COO, Americas in February 2020 and Matt Jahansouz who was promoted to Chief People Officer in November 2019.

During 2020, we worked diligently to clean up historical compensation decisions that no longer aligned with our go-forward business plan. Part of this effort required us to execute on previously negotiated agreements for select executives who left the organization. At the same time, we put in place a new executive compensation program that was adopted consistently across the leadership team. Specifically, we entered into employment agreements with each of our NEOs, established a new annual cash bonus plan tied to key company goals, and implemented an Executive Performance Award Program that provided senior leaders with equity upside only upon the achievement of specific business metrics.

Compensation Strategy

We are committed to aligning our overall executive compensation philosophy and program with those of leading multinational publicly-traded companies, while retaining the flexibility to address our evolving business needs. Our goal is to provide a fair and competitive compensation framework that will attract, retain and reward the extraordinary talent we need to serve our members and deliver strong results. Our cash incentive and equity incentive programs emphasize pay-for-performance, with payouts tied to the achievement of company-wide metrics. Four principles form the foundation of our compensation strategy:

1. Purposeful	Be intentional about our compensation programs so that we can recruit and reward the talent we need to drive our business over both the short and long-term

2. External Competitiveness	Align total compensation to comparable jobs within the relevant external labor market, while providing enough flexibility to attract and retain the best people

3. Internal Comparability	Ensure that similar jobs and similar performance are paid equitably across the company

4. Results Orientated	Tie short and long-term rewards to our business goals and financial achievements to ensure we maximize the impact of each compensation dollar spent

Compensation-Setting Process

Role of Board of Directors and Compensation Committee

WeWork’s Compensation Committee and Board of Directors are responsible for our executive compensation program, including reviewing amounts to be paid or awarded to executive officers, approving employment agreements, and establishing compensation packages for newly hired executives.

Role of Management

In setting compensation for 2020, our CEO and Chief People Officer worked closely with the Compensation Committee in managing our executive compensation program. From time to time, our CEO, Chief People

Officer, and Chief Legal Officer attend Compensation Committee meetings to present information on executive compensation and answer questions. No executive officer participated directly in the final determinations regarding their own compensation package.

Role of External Compensation Consultants

Prior to the Business Combination, we have retained external compensation consultants to provide us services related to executive compensation, including supporting the design and operation of aspects of our executive compensation program. Following the Business Combination, we expect that our compensation consultants will continue to support the design of our compensation program and, as needed, may attend Compensation Committee meetings to provide independent advice to the Committee. Our Compensation Committee will conduct periodic independence reviews of any consultant(s) that it retains.

Use of Market Data

While the Compensation Committee does not establish compensation levels based solely on the review of market data, such data is presented to the Committee and is an input to our compensation policies and practices in order to attract and retain qualified executive officers. The Compensation Committee also considers a number of other factors in making compensation determinations, including (but not limited to) impact and criticality to our strategy, scope of current responsibility, future potential to take on additional responsibility, individual performance and leadership, and internal equity pay considerations.

Executive Compensation Program Components

The primary elements of our executive compensation program and relevant 2020 performance measures are summarized in the table below:

	Objective	Performance Period	Performance Measure
Base Salary	Attracts and retains talented executives, differentiates individual roles and responsibilities and provides stable income to executives	Ongoing	N/A

Annual Cash Incentive	Directly ties pay to key strategic company priorities, rewarding both company performance and individual achievement.	1 Year	Achievement of 2020 goals set by our CEO related to employee and member satisfaction, committed memberships, reduction of operating and lease costs, increase in earnings, improved liquidity position, and the launch of products to drive 2021 revenue

	Objective	Performance Period	Performance Measure

Time-Based Option Awards	Reinforces the importance of long-term retention, an ownership culture, and creates alignment with our shareholders	3 Years	Increase, if any, in stock price
Performance-Based Option Awards		5 Years	Increase, if any, in stock price Also only vests if unlevered operating free cash flow and/or share price goals are met

Our current executives participate in the same retirement and health and wellness benefit plans as our broader employee population. We do not provide executives with tax gross-ups, enhanced change in control benefits, non-qualified retirement plans or excessive perquisites such as access to corporate planes or physical security.

Base Salary

WeWork provides a base salary as a fixed source of compensation for employees’ day-to-day responsibilities. When setting base salaries, we aim to be consistent with market data while also considering other factors including the individual’s role, experience, impact and prior compensation.

Base salaries are reviewed and, if appropriate to reflect changing roles and responsibilities, changes are approved during the first quarter of the year (other than in connection with a mid-year promotion, market adjustment, or material expansion of responsibilities). In collaboration with our People Team, our CEO recommends salaries for the NEOs other than himself. Our NEOs’ compensation, including salary, are then reviewed and approved by the Compensation Committee for NEOs other than the CEO and by the Board for the CEO.

Annual Cash Incentive

WeWork provides the opportunity to earn an annual cash incentive opportunity to our executives and other eligible employees under the WeWork Companies LLC Annual Cash Bonus Plan adopted in March 2020. Awards under the Bonus Plan are designed to create a direct link between pay and the achievement of key business performance measurements and 2020 amounts were determined based on the following formula:

Base Salary	x	Target Percentage*	x	Company Performance Multiplier	=	Annual Incentive Award**

*	Target percentages are reviewed and approved by the Compensation Committee for NEOs other than the CEO and by the Board for the CEO.
**	The 2020 company performance multiplier could not exceed 150% and had a minimum of 50%.

In determining the company performance multiplier, our Compensation Committee reviewed WeWork’s achievement against the goals set by our CEO to drive 2020 business priorities, including employee and member satisfaction, committed memberships, reduction of operating and lease costs, increase in earnings, improved liquidity position, and the launch of products to drive 2021 revenue. The company performance multiplier for 2020 was determined to be 70% for our broader employee population below the Vice President level and 65% for those at the Vice President level and above (which includes our NEOs). Management recommended, and our Compensation Committee approved, a reduced multiplier for the senior leadership group given our focus on cost control and to provide additional funding to the broader employee population. The annual incentive awards earned by our NEOs for 2020 performance are presented below in the “Executive Compensation—2020 Summary Compensation Table.”

Starting in 2021, annual incentive awards will also be determined based on an individual performance multiplier to differentiate between employees’ individual contributions towards our goals, initiatives and culture. Key company performance objectives will continue to be approved on an annual basis by the Compensation Committee, with achievement against those metrics resulting in the company performance multiplier that then determines company-wide bonus funding.

Retention Bonuses

From time to time, we may provide a bonus to attract talented and experienced employees or a retention bonus to retain critical employees who possess key institutional knowledge and/or are necessary to successfully operate our business. In the fall of 2019—given the significant changes happening to our business and workforce and the need to ensure business continuity—WeWork awarded retention bonuses to select employees who were deemed critical to our turnaround, including three of our NEOs; these bonuses were paid over a 1-year period. The amounts paid in 2020 are presented below in the “Executive Compensation—2020 Summary Compensation Table.”

Equity Grants

Equity compensation, provided in the form of stock options and RSUs, is designed to achieve a number of goals, including creating an ownership culture, aligning employee and shareholder interests, and promoting long-term retention.

For our executives, equity awards are the most significant portion of their compensation and consist of time-based grants and performance-based grants.

2020 Performance-Based Grants

In 2020, we developed and the Compensation Committee approved a new performance-based equity program to further drive pay for performance. A group of key leaders, including the current NEOs, were granted performance-based stock option awards that are earned and become eligible for vesting based on the achievement of unlevered operating free cash flow (“unlevered operating FCF”)* or stock price metrics. In early 2021, the Compensation Committee modified the previously established performance goals for the stock price metric to better align with our business plan and projections. We did not change the unlevered operating FCF metric as these remain consistent with our long-term financial goals.

*

Solely for purposes of this program, unlevered operating FCF means Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization less Net Capital Expenditures, in each case measured for the trailing four calendar quarters as of the measurement date. Unlevered Operating Free Cash Flow is measured on a quarterly basis as of the last day of each calendar quarter. “Adjusted EBITDA Excluding Non-Cash GAAP Straight-Line Lease Cost and Amortization” means net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, stock-based compensation expense, expense related to stock-based payments for services rendered by consultants, income or expense relating to the changes in fair value of assets and liabilities remeasured to fair value on a recurring basis, expense related to costs associated with mergers, acquisitions, divestitures and capital raising activities, legal, tax and regulatory reserves or settlements, significant non-ordinary course asset impairment charges and, to the extent applicable, any impact of discontinued operations, restructuring chargers, and other gains and losses on operating assets. This figure also excludes the impact of non-cash GAAP straight-line lease cost and amortization of lease incentives. “Net Capital Expenditures” means the gross purchases of property and equipment, as reported in “cash flows from investment activities” in the consolidated statements of cash flows, less cash collected from landlords for tenant improvement allowances, as reported in the “supplemental cash flow disclosures” schedules in the cash flow statement.

Performance Vesting: The awards may be earned as follows (with no linear interpolation between the achievements levels) by meeting either of the two metrics below:

Metric	How Is It Measured	% of Award Amount Earned

		16%	33%	66% (Target)	100% (Max)
Unlevered Operating FCF	Measured on the last day of each quarter for the trailing four calendar quarters as of the measurement date.	—	$0.8 billion	$1.0 billion	$1.3 billion

Stock Price*	If WeWork is publicly listed, measured on a continuous basis during the period beginning on the first day after the nine-month anniversary of a public listing and ending on December 31, 2024, and defined as the volume-weighted average price of one share of WeWork Class A Common Stock over the 90 day period immediately before a measurement date. If WeWork is not publicly listed, measured on the closing date of qualifying capital raise transaction that occurs no later than December 31, 2024, and defined as the per share issue or purchase price of relevant WeWork securities.	$12.00	$15.00	$20.00	$25.00

*

Prior to the 2021 modification, the awards would have been earned 33%, 66% and 100% of target at a stock price of $20.30, $25.80 and $31.30, respectively, with no level of achievement resulting in 16% of the award being earned.

Time Vesting: To fully vest into the awards, the grantee must also remain employed through the dates indicated below except that, in the event of a resignation for good reason or termination without cause, any earned portion that is not fully vested, but would otherwise have vested in the year of such termination, will become immediately vested for the NEOs other than Messrs. Mathrani and Gidumal. For Messrs. Mathrani and Gidumal, see the termination treatment described in the sections titled “Sandeep Mathrani Employment Agreement” and “Shyam Gidumal Employment Agreement”, respectively.

When Metric is Achieved	% of Earned Award That Becomes Fully Vested*
On or before December 31, 2022**	50% on December 31, 2022; 50% on December 31, 2022
In 2023	100% on December 31, 2023
In 2024	100% on December 31, 2024

*

The dates shown above apply to any earned portion resulting from achievement of the stock price metric. Because unlevered operating FCF performance cannot be certified by the Compensation Committee until our financial statements are available, for any earned portion resulting from achievement of that metric, the relevant dates will be March 31st immediately following the dates shown above.

**	If the stock price metric is achieved at the $12.00 level, 100% of the earned portion of the award resulting from that achievement will vest on December 31, 2022.

2020 Time-Based Grants

During our annual compensation cycle in the first quarter of 2020, all eligible employees (including our current NEOs) received a time-based stock option grant. Other than for our CEO, these grants vest over 3 years from January 15, 2020, with 1/3 vesting on the one-year anniversary and then in equal quarterly installments thereafter, subject to continued employment through each vesting date. For Mr. Mathrani, while the grant also vests over 3 years from January 15, 2020, there is no incremental vesting during this three-year period and the entire amount would vest on January 15, 2023, subject to continued employment. In connection with his promotion to Chief Financial Officer in October 2020, Mr. Dunham also received an additional time-based stock option grant to reflect the increased responsibilities of the role and to align his long-term incentives with the other members of our leadership team. The additional award vests over three years from November 18, 2020, with 1/3 vesting on the one-year anniversary and then in equal quarterly installments thereafter, subject to continued employment through each vesting date.

2020 Stock Option Repricing

All stock options granted to employees, including the applicable NEOs, in February and March 2020 had an exercise price equal to $4.12 per share. In 2020, the fair market value of a WeWork share meaningfully decreased primarily due to the impact of the COVID-19 pandemic. In order to preserve their incentive and retentive value, in June 2020, the WeWork Compensation Committee approved a repricing of the options granted earlier in the year to an exercise price of $2.10 per share (which was the fair market value as of the approval date). The repricing applied to all employees who were employed as of the approval date, and no changes were made to any other terms and conditions of these awards. We believe that the option repricing will provide our active employees with the ability to participate along with shareholders in the success we hope and expect to achieve in the future.

Other Employee and Retirement Benefits

In addition to the core components of our compensation program, we provide a range of benefits to meet the needs of our employees and their families. Our executive officers participate in the same health and welfare programs, as well as the same retirement programs, as our other full-time employees. In the United States, we provide a 401(k) plan, which is a tax-qualified defined contribution savings plan, for the benefit of all eligible employees, including our NEOs. Employees may make contributions, including after-tax Roth contributions, and our 401(k) plan also permits discretionary employer contributions. In 2020, we matched 100% of employee contributions to our 401(k) plan, up to a maximum of $1,800 per year. All employee contributions and employer contributions are at all times fully vested. We do not offer any defined benefit pension plans or nonqualified deferred compensation plans to our employees.

EXECUTIVE COMPENSATION

All share counts in this section are shown on a pre-Business Combination basis.

2020 Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Sandeep Mathrani Chief Executive Officer	2020	$1,280,769	$1,500,000	$4,761,205	$1,800	$7,543,774
Benjamin Dunham Chief Financial Officer	2020	$446,154	$790,000	$1,293,278	$1,800	$2,531,232
Anthony Yazbeck(1) President & COO, International	2020	$788,670	$1,572,525	$1,241,111	$23,660	$3,625,966
Shyam Gidumal President & COO, Americas	2020	$567,692	$316,675	$1,299,001	$1,800	$2,185,16
Samad Jahansouz Chief People Officer	2020	$600,000	$1,290,000	$1,493,201	$1,800	$3,385,00

Arthur Minson(2) Former Co-Chief Executive Officer	2020	$403,846	$0	$0	$8,333,082	$8,736,928
	2019	$402,185	$0	$7,772,737	$1,938,291	$10,113,213
	2018	$51,000	$0	$0	$625,000	$676,000
Sebastian Gunningham Former Co-Chief Executive Officer	2020	$403,846	$0	$341,000	$10,559,426	$11,304,272
Kimberly Ross Former Chief Financial Officer	2020	$634,615	$0	$1,531,001	$27,231	$2,192,847
Eugen Miropolski(1) Former President & COO, International	2020	$877,504	$0	$2,532,451	$28,689,549	$32,099,504

(1)

For Messrs. Yazbeck and Miropolski, all cash amounts were originally paid in British pounds and converted for purposes of this presentation at an exchange rate of USD $1.36 per GBP £1.00, which was the currency conversion rate as of December 31, 2020.

(2)

As required by SEC rules, the compensation awarded to or earned by or paid to Mr. Minson in 2018 and 2019 is also disclosed as he was a named executive officer in a prior SEC filing. This is not applicable to any of the other named executive officers.

Salary. This column sets forth the base salary paid to each named executive officer during 2020. The salary amounts are prorated for Messrs. Mathrani and Gidumal who joined WeWork on February 18, 2020, and February 19, 2020, respectively. The salary amounts for Messrs. Minson, Gunningham and Miropolski and for Ms. Ross are through their respective departures on April 1, 2020, April 17, 2020, October 30, 2020, and October 30, 2020. In 2020, Messrs. Dunham and Gidumal received increases to their base salaries from $600,000 to

$750,000 and $400,000 to $600,000, respectively, to reflect the increased responsibilities of their roles and to better align their compensation with the other members of our leadership team.

Bonus. This column sets forth the cash incentive earned by each of Messrs. Mathrani, Dunham, Yazbeck, Gidumal and Jahansouz for 2020 performance under the Company’s annual cash bonus plan. The Annual Bonus Plan section of the Compensation Discussion and Analysis above describes how these awards were determined and earned. The 2020 target annual bonus percentage for our current NEOs was 100% of base salary for Messrs. Mathrani, Dunham, Yazbeck, and Jahansouz and 75% for Mr. Gidumal. In 2020, Messrs, Dunham and Jahansouz received increases to their target bonus percentages from 40% to 100% and 75% to 100%, respectively, to reflect increased responsibilities of the roles and to better align compensation with the other members of our leadership team. Mr. Gidumal’s incentive amount was prorated based on his employment start date of February 18, 2021. In addition, for Messrs. Dunham, Yazbeck and Jahansouz, this column also includes retention bonuses in the amount of $400,000, $1,059,890 and $900,000 respectively.

Option Awards. The amounts reported in this column represents the aggregate grant date fair value of the stock options granted under our 2015 Equity Incentive Plan in 2020 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 22 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

The amounts reported in this column reflect the accounting value for the equity award (with performance-based awards assumed to be earned at target) and do not correspond to the actual economic value that may be received by each named executive officer from the equity award. For example, none of the performance-based option awards have been earned at this time and the actual value of these awards will depend on our performance. In addition, the amounts do not reflect Mr. Jahansouz’s subsequent forfeiture of his performance-based stock options (assuming maximum performance) in 2021 in connection with his termination of employment and Mr. Guningham’s subsequent forfeiture of all of his outstanding equity awards in connection with his separation package. In connection with their termination of employment, Ms. Ross and Mr. Miropolski also forfeited the equity awards granted to them in 2020.

Assuming the maximum level of performance conditions are achieved, the amounts reported in this column would be as follows: Mr. Mathrani ($5,669,105), Mr. Dunham ($1,748,113), Mr. Yazbeck ($1,558,876), Mr. Gidumal ($1,752,951), Mr. Jahansouz ($2,037,941), Ms. Ross ($2,003,176), and Mr. Miropolski ($3,394,956).

All Other Compensation. This column sets forth all of the compensation that we could not properly report in any other column of the table. For our current executives as well as Ms. Ross, the amount in this column represents the standard company matching contribution under our U.S. 401(k) plan or the standard company contribution of 3% of basic salary under our U.K. pension plan, as applicable. For Ms. Ross, the amount also includes a cash payment in lieu of accrued but unused vacation time of $25,431.

For our other former executives, this column reflects:

•	for Mr. Minson, a cash severance payment of $8,300,000 and cash payment in lieu of accrued but unused vacation time of $33,082 in 2020, and income from loan forgiveness in both 2019 and 2018;

•	for Mr. Gunningham, a cash severance payment of $8,300,000, a cash payment in lieu of accrued but unused vacation time of $33,825, and $2,223,801 in income from loan forgiveness provided as part of his separation package; and

•	for Mr. Miropolski, (a) an aggregate amount equal to $12,876,952 in income for loan forgiveness, (b) $3,599,143 in taxes paid by the company on behalf of Mr. Miropolski, (c) $10,276,067 in amounts paid by WeWork for taxes due in connection with the loan forgiveness, (d) a cash severance payment (including payment in lieu of notice and a pro-rated bonus payment) of $1,911,062 and (e) a cash payment in lieu of accrued but unused vacation time, as well as the standard company contribution of 3% of basic salary under our U.K. pension plan.

2020 Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to our named executive officers during 2020.

Name	Grant or Approval Date	Estimated Future Payouts Under Non-equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Sandeep Mathrani	3/17/2020	—	—	—	500,000	1,000,000	1,500,000	—	$2.10	$1,815,800
	3/17/2020	—	—	—	—	—	—	1,500,000	$2.10	$2,945,405
	—	—	$1,500,000	$2,250,000	—	—	—	—	—	—

Benjamin Dunham	2/10/2020	—	—	—	—	—	—	24,000	$2.10	$48,446
	3/17/2020	—	—	—	100,000	200,000	300,000	—	$2.10	$363,160

	11/18/2020	—	—	—	—	—	—	300,000	$2.07	$335,162
	11/18/2020	—	—	—	150,000	300,000	450,000	—	$2.07	$546,510
	—	$300,000	$600,000	$900,000	—	—	—	—	—	—

Anthony Yazbeck	2/10/2020	—	—	—	—	—	—	300,000	$2.10	$605,581
	3/17/2020	—	—	—	175,000	350,000	525,000	—	$2.10	$635,530
	—	$394,335	$788,669	$1,183,004	—	—	—	—	—	—

Shyam Gidumal	3/17/2020	—	—	—	250,000	500,000	750,000	—	$2.10	$907,900
	3/17/2020	—	—	—	—	—	—	200,000	$2.10	$391,101
	—	$281,250	$562,500	$843,750	—	—	—	—	—	—

Samad Jahansouz	2/10/2020	—	—	—	—	—	—	200,000	$2.10	$403,721
	3/17/2020	—	—	—	300,000	600,000	900,000	—	$2.10	$1,089,480
	—	$300,000	$600,000	$900,000	—	—	—	—	—	—

Arthur Minson	—	—	—	—	—	—	—	—	—	—

Sebastian Gunningham	2/10/2020	—	—	—	—	—	—	200,000	$4.00	$341,000

Kimberly Ross	3/17/2020	—	—	—	375,000	750,000	1,125,000	—	$2.10	$944,350
	3/17/2020	—	—	—	—	—	—	300,000	$2.10	$586,651
	—	$500,000	$1,000,000	$1,500,000	—	—	—	—	—	—

Eugen Miropolski	2/10/2020	—	—	—	—	—	—	400,000	$2.10	$807,441
	3/17/2020	—	—	—	475,000	950,000	1,425,000	—	$2.10	$1,725,010
	—	$520,200	$1,040,400	$1,560,600	—	—	—	—	—	—

Estimated Future Payouts Under Non-equity Incentive Plan Awards. This column includes the 2020 threshold, target and maximum opportunities under our annual cash bonus plan for participating named executive officers. The amount earned is reported above in the bonus column of the “Summary Compensation Table,” other than for Ms. Ross who resigned and as a result did not receive a bonus payout, and more information about these cash incentive awards can be found in the Annual Bonus Plan section of the Compensation Discussion and Analysis. For Mr. Mathrani, no threshold amount is shown as his employment agreement provided for the 2020 bonus to be paid at no less than the target amount. For Messrs. Yazbeck and Miropolski, the threshold, target and maximum cash incentive opportunities were originally denominated in British pounds and have been converted for purposes of this presentation at an exchange rate of USD $1.36 per GBP £1.00, which was the currency conversion rate as of December 31, 2020.

Estimated Future Payouts Under Equity Incentive Plan Awards. These performance-based stock options vest based on certain free cash flow and/or valuation metrics to the extent achieved on or prior to December 31, 2024, subject to continued employment through certain dates depending on when the metric is met. These equity awards are also reported below in “Outstanding Equity Awards at 2020 Year-End”; for more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.

All Other Option Awards: Number of Securities Underlying Options. For Mr. Mathrani, the stock option vests over a three-year period from January 15, 2020, with 100% vesting on January 15, 2023, subject to continued employment through the vesting date. For the other named executive officers, the stock option vests over a three-year period from January 15, 2020, with one-third vesting on January 15, 2021, and the remaining two-thirds vesting in eight substantially equal quarterly installments on each April 15, July 15, October 15 and January 15 thereafter until fully vested on January 15, 2023, in each case, subject to continued employment through the applicable vesting date.

Mr. Guningham agreed to forfeit this grant in connection with his separation package. These equity awards are also reported below in “Outstanding Equity Awards at 2020 Year-End”; for more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.

Exercise Price of Option Awards. Because WeWork is privately held and there is no public market for our stock, the exercise price of the stock options shown in this table represent the fair market value approved by WeWork’s Board of Directors or its Compensation Committee based on a third-party valuation report that considers factors including, but not limited to, the price at which recent equity was issued by WeWork to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. In particular, for the options with an exercise price of $4.00 or $2.07, the exercise price is the fair market value as of the grant date. For the options with an exercise price of $2.10, the exercise price is the fair market value as of June 18, 2020, which is the date that the Compensation Committee approved the repricing of all outstanding employee stock options granted in 2020 prior to such date that were held by then-active employees from $4.12 to $2.10 per share with no other change to the terms and conditions of these awards.

Grant Date Fair Value of Option Awards. The amounts reported in this column represents the aggregate grant date fair value of the stock options granted under our 2015 Equity Incentive Plan in 2020 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 22 to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

The amounts reported in this column reflect the accounting value for the equity award (with performance-based awards valued based on the probability that the metrics will be achieved at the target level) and do not correspond to the actual economic value that may be received by each named executive officer from the equity award. Assuming the maximum level of performance conditions are achieved, the amounts reported in this column for the performance-based awards would be as follows: Mr. Mathrani ($2,723,700), Mr. Dunham ($544,740 and $819,765), Mr. Yazbeck ($953,295),

Mr. Gidumal ($1,361,850), Mr. Jahansouz ($1,634,220), Ms. Ross ($1,416,525), and Mr. Miropolski ($2,587,515).

Outstanding Equity Awards at 2020 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020:

	Option Awards

Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Exercise Price	Expiration Date
Sandeep Mathrani	3/17/2020	(1)	0	1,500,000	—	$2.10	3/17/2030
	3/17/2020	(2)	—	—	1,500,000	$2.10	3/17/2030

Benjamin Dunham	6/12/2018	(3)	6,035	4,310	—	$26.75	6/12/2028
	3/29/2019	(4)	1,114	21,159	—	$38.36	3/29/2029
	2/10/2020	(5)	0	24,000	—	$2.10	2/10/2030
	3/17/2020	(2)	—	—	300,000	$2.10	3/17/2030
	11/18/2020	(6)	0	300,000	—	$2.07	11/18/2030
	11/18/2020	(2)	—	—	450,000	$2.07	11/18/2030

Anthony Yazbeck	8/4/2016	(7)	2,052	249	—	$4.12	8/4/2026
	5/21/2017	(8)	500	166	—	$4.12	5/21/2027
	2/8/2018	(9)	3,832	1,915	—	$4.12	2/8/2028
	2/11/2019	(10)	6,621	8,657	—	$4.12	2/11/2029
	3/29/2019	(4)	667	12,666	—	$4.12	3/29/2029
	2/10/2020	(5)	0	300,000	—	$2.10	2/10/2030
	3/17/2020	(2)	0	—	525,000	$2.10	3/17/2030

Shyam Gidumal	3/17/2020	(5)	—	200,000	—	$2.10	3/17/2030
	3/17/2020	(2)	—	—	750,000	$2.10	3/17/2030

Samad Jahansouz	2/11/2019	(11)	2,727	6,364	—	$4.12	2/11/2029
	2/10/2020	(5)	0	200,000	—	$2.10	2/10/2030
	3/17/2020	(2)	0	—	900,000	$2.10	3/17/2030

Arthur Minson(12)	6/2/2015		1,773,205	0	—	$7.28	6/1/2025

Sebastian Gunningham	—		—	—	—	—	—

Kimberly Ross	—		—	—	—	—	—

Eugen Miropolski	1/21/2016		7,992	0	—	$4.12	1/21/2026
	5/21/2017		478	0	—	$4.12	5/21/2027

(1)	The stock option vests over a three-year period from January 15, 2020, with 100% vesting on the third anniversary thereof, subject to continued employment through the vesting date.
(2)

These performance-based stock options vest based on certain free cash flow and/or valuation metrics to the extent achieved on or prior to December 31, 2024, subject to continued employment through certain dates depending on when the metric is met. For more information about these awards, see the Equity Grants section of the Compensation Discussion and Analysis above.

(3)

The stock option vests over a five-year period from January 16, 2018, with 20% vesting on the first anniversary thereof and the remainder in equal monthly installments, subject to continued employment through each vesting date.

(4)

The stock option vests over a seven-year period from March 16, 2019, with 5% vesting on the first and second anniversary thereof, 15% vesting on the third, fourth, fifth, and sixth anniversary thereof, and 30% vesting on the seventh anniversary thereof, subject to continued employment through each vesting date.

(5)

The stock option vests over a three-year period from January 15, 2020, with 33% vesting on the first anniversary thereof and the remainder in equal quarterly installments, subject to continued employment through each vesting date. The option grant held by Mr. Jahansouz is expected to become fully vested in connection with his departure from employment pursuant to the terms of a transition agreement executed by him on July 15, 2021.

(6)

The stock option vests over a three-year period from November 15, 2020, with 33% vesting on the first anniversary thereof and the remainder in equal quarterly installments, subject to continued employment through each vesting date.

(7)

The stock option vests over a five-year period from March 14, 2016, with 20% vesting on the first anniversary thereof and the remainder in equal monthly installments, subject to continued employment through each vesting date.

(8)	The stock option vests over a five-year period from March 9, 2017, in equal monthly installments, subject to continued employment through each vesting date.
(9)	The stock option vests over a five-year period from August 1, 2017, in equal monthly installments, subject to continued employment through each vesting date.
(10)	The stock option vests over a five-year period from October 1, 2018, in equal monthly installments, subject to continued employment through each vesting date.
(11)

The stock option vests over a five-year period from February 18, 2019, with 20% vesting on the first anniversary thereof and the remainder in equal quarterly installments, subject to continued employment through each vesting date.

(12)

Mr. Minson also holds 22,727 vested WeWork Partnerships Profits Interest Units with a “catch-up base amount” of $38.36. For more information about the WeWork Partnership and WeWork Partnerships Profits Interest Units granted to our former senior management team, see the section entitled “Certain Relationships and Related Person Transactions — WeWork.”

Stock Option Exercises and Stock Vested During 2020

None of our named executive officers exercised any stock options during 2020 nor did any of their RSUs vest in 2020.

2020 Pension Benefits Table

None of our employees, including our named executive officers, participate in any defined benefit pension plans.

2020 Nonqualified Deferred Compensation Table

None of our named executive officers participate in any non-qualified deferred compensation plans.

Executive Employment Agreements

Sandeep Mathrani Employment Agreement

Effective February 17, 2020, a WeWork subsidiary entered into an employment agreement with Sandeep Mathrani (the “Mathrani Agreement”). The Mathrani Agreement provides for (i) an annual base salary of $1,500,000, as may be adjusted from time to time as WeWork’s Compensation Committee deems appropriate (but not before 2022), (ii) a target annual bonus opportunity of 100% of the annual base salary (for 2020, not to be lower than 100% of target and not to be pro-rated), (iii) a time-based option to purchase 1,500,000 shares of WeWork Class A Common Stock, and (iv) a performance-based option to purchase a target of 1,000,000 shares of WeWork Class A Common Stock. The Mathrani Agreement also provides that Mr. Mathrani would be expected to receive an annual equity award in the form of an option to purchase 750,000 shares of WeWork Class A Common Stock in each of the 2021 and 2022 calendar years.

In the event of a termination by WeWork without “cause” or by Mr. Mathrani for “good reason” (each as defined in the Mathrani Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of

WeWork or (y) 10 years following the grant date, (v) any bonus for the year preceding the year of termination that has not yet been paid, and (vi) the accelerated vesting of then-outstanding equity awards that vest solely based on time-based vesting conditions. In addition, with respect to Mr. Mathrani’s performance-based options, if, and only if, WeWork’s unlevered operating free cash flow is greater than $0 as of termination and WeWork achieves one of the performance goals provided in the award agreement, then he will be deemed to have earned and will vest in options with respect to the number of shares equal to the product of (i) the number of shares that would have vested upon achievement of such performance goal had he remained continuously employed by WeWork on the date of such achievement (the “Achievement Date”), multiplied by (ii) the greater of (x) the difference between WeWork’s unlevered operating free cash flow as of the date of termination and WeWork’s unlevered operating free cash flow as of December 31, 2019, divided by the difference between WeWork’s unlevered operating free cash flow as of the Achievement Date and WeWork’s unlevered operating free cash flow as of December 31, 2019, and (y) the difference between WeWork’s fair market value as of the date of termination and WeWork’s fair market value as of December 31, 2019, divided by the difference between WeWork’s fair market value as of the Achievement Date and WeWork’s fair market value as of December 31, 2019. Mr. Mathrani would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death.

If WeWork’s common stock is not publicly traded on or before the earlier of (i) the second anniversary of termination and (ii) 6 months prior to the expiration date of the option grants made under the Mathrani Agreement, then at any time following such earlier date, Mr. Mathrani may elect to cause WeWork (or an assignee of WeWork) to purchase all then-vested and then-outstanding shares of common stock (including shares underlying options or other types of equity awards) at a per share price equal to the fair market value of a share of common stock on such election date. WeWork would then have 6 months following such election to close such purchase of common stock. This provision will terminate upon a sale or public listing of WeWork, which will include the consummation of the Business Combination.

Benjamin Dunham Employment Agreement

Effective October 1, 2020, a WeWork subsidiary entered into an employment agreement with Ben Dunham (the “Dunham Agreement”). The Dunham Agreement provides for (i) an annual base salary of $600,000, as may be adjusted from time to time as WeWork’s Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 100% of the annual base salary (provided that for 2020, the target bonus amount would be the sum of (x) 100% of the base salary for the period commencing on October 1, 2020, and ending on December 31, 2020, and (y) 40% of the base salary in effect for the period commencing on January 1, 2020, and ending on September 30, 2020, with a minimum payout amount equal to 50% of such aggregate target bonus amount), (iii) a time-based option to purchase 300,000 shares of WeWork Class A Common Stock, and (iv) a performance-based option to purchase a target of 300,000 shares of WeWork Class A Common Stock. The Dunham Agreement also provides that Mr. Dunham would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he will not be eligible for an annual equity award in 2021.

In addition, in the event of a termination by WeWork without “cause” or by Mr. Dunham for “good reason” (each as defined in the Dunham Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date and (v) any bonus for the year preceding the year of termination that has not yet been paid. Mr. Dunham would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death.

Anthony Yazbeck Employment Agreement

A WeWork subsidiary entered into an employment agreement and equity side letter, dated November 18, 2020 (as further amended on July 19, 2021), and January 14, 2020, respectively, with Anthony Yazbeck (collectively, the “Yazbeck Agreements”). The Yazbeck Agreements provide for (i) an annual base salary of GBP 720,000, as may be adjusted from time to time as WeWork’s Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 100% of the base salary (with a minimum payout amount equal to 50% of the target bonus for 2020), (iii) a time-based option to purchase 300,000 shares of WeWork Class A Common Stock, and (iv) a performance-based option to purchase a target of 350,000 shares of WeWork Class A Common Stock. The Yazbeck Agreements also provide that Mr. Yazbeck (i) would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he will not be eligible for an annual equity award in 2021, 2022, or 2023 and (ii) will receive a one-time bonus of GBP £1.44 million within 30 days of the consummation of the Business Combination subject to his employment through the payment date.

Termination of Mr. Yazbeck’s employment (including due to resignation, but not for “cause” as defined in the Yazbeck Agreements) requires a notice period of not less than six months. In addition, in the event of a termination by WeWork without “cause,” in addition to any payment in lieu of notice, subject to his execution of a separation agreement and general release of claims, Mr. Yazbeck will be entitled to receive: (i) 6 months’ base salary, (ii) a prorated target bonus for the year of termination, payable in installments over 12-month period, (iii) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date and (iv) any bonus for the year preceding the year of termination that has not yet been paid.

Shyam Gidumal Employment Agreement

Effective February 18, 2020, a WeWork subsidiary entered into an employment agreement with Shyam Gidumal (as amended on August 2, 2021, the “Gidumal Agreement”). The Gidumal Agreement provides for (i) an annual base salary of $750,000, as may be adjusted from time to time as WeWork’s Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 75% of the annual base salary (provided that for 2020, the minimum payout amount would be 50% of such target bonus amount, and that such bonus opportuniy would increase to 100% effective July 1, 2021), (iii) a time-based option to purchase 200,000 shares of WeWork Class A Common Stock and (iv) a performance-based option to purchase a target of 500,000 shares of WeWork Class A Common Stock. The Gidumal Agreement also provides that Mr. Gidumal would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he will not be eligible for an annual equity award in 2021.

In addition, in the event of a termination by WeWork without “cause” or by Mr. Gidumal for “good reason”(each as defined in the Gidumal Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, (v) any unmet service-based vesting condition with respect to his equity awards will be deemed satisfied as of the termination date and (vi) any bonus for the year preceding the year of termination that has not yet been paid. Mr. Gidumal would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death.

Matt Jahansouz Employment Agreement

Effective January 15, 2020, a WeWork subsidiary entered into an amended and restated employment agreement with Samad (“Matt”) Jahansouz (the “Jahansouz Agreement”). The Jahansouz Agreement provides for

(i) an annual base salary of $600,000, as may be adjusted from time to time as WeWork’s Compensation Committee deems appropriate, (ii) a target annual bonus opportunity of 75% of the annual base salary (provided that for 2020, the minimum payout amount would be 50% of such target bonus amount), (iii) a time-based option to purchase 200,000 shares of WeWork Class A Common Stock and (iv) a performance-based option to purchase a target of 600,000 shares of WeWork Class A Common Stock. The Jahansouz Agreement also provides that Mr. Jahansouz would be expected to receive an annual equity award covering a number of shares and in the form determined by the Compensation Committee, except that he will not be eligible for an annual equity award in 2021.

In addition, in the event of a termination by WeWork without “cause” or by Mr. Jahansouz for “good reason” (each as defined in the Jahansouz Agreement), subject to his execution of a separation agreement and general release of claims, he will be entitled to receive (i) 12 months of base salary, (ii) a prorated target bonus for the year of termination, (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason), (iv) an extension of the exercise period applicable to his stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date and (v) any bonus for the year preceding the year of termination that has not yet been paid. Mr. Jahansouz would also be entitled to these separation payments and benefits, other than the 12 months of base salary, if his employment were to terminate due to death.

Restrictive Covenant Agreements

Each of our named executive officers has entered into an invention, non-disclosure, non-competition and non-solicitation agreement that protects WeWork’s confidential and other proprietary information and assigns to WeWork full right and title to inventions and other intellectual property developed by the employee that are related to the WeWork business. The agreement also contains confidentiality and (other than for Mr. Yazbeck) non- disparagement obligations, which apply indefinitely, along with non-competition and customer and employee non-solicitation restrictions, which apply during employment and for a period of 12 months (or 3 months for Mr. Yazbeck) following termination of employment for any reason.

Other Benefits

In addition to the cash and equity compensation, WeWork provides certain employee and retirement benefits as described above under Other Employee and Retirement Benefits in the Compensation Discussion & Analysis. In addition, in 2015, WeWork adopted an equity-based compensation plan, the 2015 Equity Incentive Plan (the “2015 Plan”), authorizing the grant of equity-based awards to its management, employees, non-employee directors and other non-employee service providers. Following the adoption of the 2015 Plan, no further grants were made under WeWork’s original plan adopted in 2013, the 2013 Stock Incentive Plan (the “2013 Plan”). WeWork has granted stock options under both the 2013 and 2015 Plan that are currently outstanding as well as restricted stock units under the 2015 Plan that are currently outstanding. Effective upon the Business Combination (and subject to the approval of the Equity Incentive Plan Proposal), the 2015 Plan will no longer be available for use for the grant of future awards although the 2015 Plan and 2013 Plan will continue to govern the terms of awards that had been previously granted under the 2015 Plan and 2013 Plan, respectively, and that are still outstanding following the Business Combination. For more information about the new WeWork 2021 Equity Incentive Plan, see the section entitled “Equity Incentive Plan Proposal.”

Potential Payments Upon Termination or Change in Control

As described immediately above, Messrs. Mathrani, Dunham, Yazbeck, Gidumal and Jahansouz have provisions in their respective employment agreements providing for certain payments and benefits upon the termination of their respective employment by WeWork without cause or, other than for Mr. Yazbeck, due to resignation for good reason or upon their death. In addition, as described above in the Equity Grants section of the Compensation Discussion & Analysis, prior to the 2021 modification of the performance-based stock options, for the named executive officers other than Mr. Mathrani, upon an involuntary termination any earned, but unvested portion of the options would have continued to vest as if the individual had remained employed; no portion of the options were earned as of December 31, 2020.

The table below quantifies the compensation and benefits that would have become payable to these named executive officers if his employment had terminated on December 31, 2020, (i) without cause or due to resignation for good reason or (ii) due to death. None of our arrangements with these named executive officers provide for any benefits upon a change in control.

Name	Termination Scenario	Cash Severance ($)(1)	Continued Healthcare ($)(2)	Value of Option Exercise Extension ($)(3)	Value of Accelerated Equity Vesting ($)		Total ($)
Sandeep Mathrani	Termination without Cause or Resignation for Good Reason	$3,000,000	$9,021	—	—	(4)	$3,009,021
	Death	$1,500,000	$9,021	—	—	(4)	$1,509,021

Benjamin Dunham	Termination without Cause or Resignation for Good Reason	$1,200,000	$15,596	$257	—		$1,215,853
	Death	$600,000	$15,596	$257	—		$615,853

Anthony Yazbeck(5)	Termination without Cause	$1,145,609	—	$7,274	—		$1,152,883

Shyam Gidumal	Termination without Cause or Resignation for Good Reason	$1,312,500	$852	—	—	(6)	—
	Death	$750,000	$852	—	—		—

Samad Jahansouz	Termination without Cause or Resignation for Good Reason	$1,200,000	$15,596	$1,584	—		$1,217,180
	Death	$600,000	$15,596	$1,584	—		$617,180

(1)

The amounts in this column reflect 12 months of base salary (or, for Mr. Yazbeck, 6 months of base salary plus pay in lieu of 6 months’ notice) in the event of an involuntary termination, and a pro-rated bonus payment for the year of termination in the event of an involuntary termination or upon death.

(2)	The amounts in this column reflect 12 months of continued health care coverage at active employee rates.
(3)

The amounts in this column reflect the incremental value that would have been recognized for accounting purposes as a result of an extension of the exercise period applicable to each individual’s vested and outstanding stock options as of December 31, 2020, until 10 days following the lock-up period after a public listing. Neither Mr. Mathrani nor Mr. Gidumal had any vested stock options as of December 31, 2020.

(4)

Although 1,500,000 time-based options to purchase shares of WeWork’s Class A common stock at $2.10 per share would have become vested upon an involuntary termination or upon death, no amount is reported in this column because the fair value of a share of WeWork Class A Common Stock, as of December 31, 2020, was $2.09 based on a third-party valuation report and, as a result, these options were all underwater. In addition, no incremental value would have been recognized for accounting purposes as a result of the accelerated vesting.

(5)

For Mr. Yazbeck, the amounts above would have been paid or provided in British pounds and have been converted for purposes of this presentation at an exchange rate of USD $1.36 per GBP £1.00, which was the currency conversion rate as of December 31, 2020.

(6)

No amount is reported in this column, because Mr. Gidumal was not entitled to any accelerated equity vesting as of December 31, 2021. On August 2, 2021, Mr. Gidumal’s employment agreement was amended to provide that, upon an involuntary termination, any unmet service-based vesting condition with respect to his equity awards will be deemed satisfied as of the termination date as described above.

Ms. Ross retired on October 30, 2020, and did not receive any termination pay or benefits.

Mr. Minson elected to terminate his employment via a voluntary resignation dated April 1, 2020. In connection with such voluntary resignation, Mr. Minson entered into an agreement and general release, dated April 1, 2020, with a WeWork subsidiary (the “Minson Agreement”) that provided him with, subject to his execution and non-revocation of the Minson Agreement, (i) a lump sum severance payment equal to $8.3 million and (ii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason). The Minson Agreement also provided him with an extension of the exercise period applicable to certain of his vested stock options until the earlier of (x) 1 year following the date on which WeWork becomes publicly listed and (y) 10 years following the grant date, and the vesting of his 22,727 WeWork Partnerships Profits Interest Units on the termination date. In addition, a WeWork subsidiary entered into a consulting agreement with Mr. Minson pursuant to which he received a fee of $1 and vested into an additional 96,586 options to purchase WeWork Class A Common Stock at an exercise price of $7.28 per share.

Mr. Gunningham elected to terminate his employment via a voluntary resignation dated April 17, 2020. In connection with such voluntary resignation, Mr. Gunningham entered into an agreement and general release, dated April 17, 2020, with a WeWork subsidiary (the “Gunningham Agreement”) that provided him with, subject to his execution and non-revocation of the Gunningham Agreement, (i) a lump sum severance payment equal to $8.3 million, the after-tax amount of which would be applied towards repayment of his loans from WeWork, (ii) forgiveness of the remaining loan amount of $1,134,805.56 and a payment to reimburse him for taxes paid in connection with the loan forgiveness and (iii) continued health care coverage at active employee rates for 12 months following termination (or, if earlier, until he becomes eligible for group health insurance coverage through a subsequent employer or ceases to be eligible for COBRA coverage for any reason).

Mr. Miropolski’s employment was terminated on October 30, 2020, by mutual agreement. In connection with such termination, Mr. Miropolski signed a settlement agreement with a WeWork subsidiary containing a general release of claims (the “Miropolski Agreement”) that provided him with a lump-sum cash payment of $1,911,062 consisting of severance, pay in lieu of contractual notice entitlement and a prorated bonus. The Miropolski Agreement also provided him with an extension of the exercise period applicable to his vested stock options generally until the earlier of (x) 10 days following the lock-up period after a public listing of WeWork or (y) 10 years following the grant date, the forgiveness of $4,916,427 due to WeWork under an outstanding loan, and a lump-sum cash payment of $6,856,509 to reimburse him for taxes paid in connection with certain loan amounts that were forgiven previously in 2020. On July 2, 2021, WeWork’s Compensation Committee approved a further extension of the exercise period until the earlier of (x) 30 days following the lock-up period (if any) after a public listing of WeWork or (y) 10 years following the grant date. This further extension applied to all former employees who hold options that would otherwise expire 10 days following the lock-up period (if any). The amounts described in this paragraph would have been paid or provided in British pounds and have been converted for purposes of this presentation at an exchange rate of USD $1.36 per GBP £1.00, which was the currency conversion rate as of December 31, 2020.

2020 Director Compensation Table

None of WeWork’s current non-employee directors received any cash compensation for their services in 2020, nor did we grant any equity awards to them in 2020. Former non-employee directors, Alexander Dimitrief and Frederick Arnold, received a fee of $250,000 each for their service from May 2020 to July 2020. Following the effectiveness of this registration statement, we intend to adopt, approve and implement a compensation program that consists of cash retainer fees and equity awards for our non-employee directors.

It is also anticipated that, following completion of the Business Combination, certain WeWork directors may be compensated for director services provided prior to the Business Combination. As of the date hereof, no determination has been made with respect to whether and to what extent such compensation will be provided.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of BowX Common Stock as of September 14, 2021 and (ii) the expected beneficial ownership of shares of New WeWork Class A Common Stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

•

each person who is known to be the beneficial owner of more than 5% of BowX Common Stock or is expected to be the beneficial owner of more than 5% of shares of New WeWork Class A Common Stock post-Business Combination;

•	each of BowX’s current executive officers and directors;

•	each person who will become an executive officer or director of New WeWork;

•	all executive officers and directors of BowX pre-Business Combination, as a group; and

•	all executive officers and directors of New WeWork, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days.

The beneficial ownership of BowX Common Stock pre-Business Combination is based on 60,375,000 shares of BowX Common Stock issued and outstanding as of September 14, 2021, which includes an aggregate of 48,300,000 shares of BowX Class A Common Stock and 12,075,000 shares of BowX Class B Common Stock outstanding as of such date.

The expected beneficial ownership of shares of New WeWork Class A Common Stock post-Business Combination assumes two scenarios:

(i)

a “no redemption” scenario where (i) no public stockholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) New WeWork issues 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork Stockholders as consideration for shares of WeWork Common Stock held by WeWork Stockholders immediately prior to the Business Combination; and

(ii)

a “redemption” scenario where (i) all 48,300,000 outstanding shares of BowX Class A Common Stock are redeemed in connection with the Business Combination and (ii) New WeWork issues 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork Stockholders as consideration for shares of WeWork Common Stock held by WeWork Stockholders immediately prior to the Business Combination.

Based on the foregoing assumptions, assuming forfeiture of the 3,000,000 shares of Class B Common Stock held by Sponsor and certain other persons as required by the terms of the Sponsor Support Agreement and including the 80,000,000 shares of New WeWork Class A Common Stock issued in connection with the PIPE Investment, we estimate that there would be 695,854,201 shares of New WeWork Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 647,554,201 shares of New WeWork Class A Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table assumes no exercise of any public warrants or private placement warrants that will remain outstanding post-Business Combination.

Unless otherwise indicated, BowX believes that all persons named below have sole voting and investment power with respect to the voting securities indicated in the table below and the corresponding footnotes as being beneficially owned by them.

	Pre-Business Combination and PIPE				Post-Business Combination and PIPE
	Investment				Investment
					Assuming No Redemption		Assuming Redemption
Name and Address of Beneficial Owner(1)	Shares of BowX Common Stock(2)	% of BowX Class A Common Stock	% of BowX Class B Common Stock	% of BowX Common Stock	Number of Shares of New WeWork Common Stock	%	Number of Shares of New WeWork Common Stock	%
5% Holders
BowX Sponsor, LLC(3)	7,920,934	—	65.6	13.1	4,920,934	*	4,920,934	*
Morgan Stanley(4)	7,304,000	15.1	—	12.1	7,304,000	1.0	—	—
FMR LLC(5)	7,244,966	15.0	—	12.0	7,244,966	1.0	—	—
Iridian Asset Management LLC(6)	4,323,522	9.0	—	7.2	4,323,522	*	—	—
BlackRock Financial Management, Inc.(7)	4,158,000	8.6	—	6.9	4,158,000	*	—	*
Pacific Investment Management Co. LLC(8)	4,158,000	8.6	—	6.9	4,158,000	*	—	—
SBG(9)	—	—	—	—	364,289,126	49.2	364,289,126	52.7
SVFE(10)	—	—	—	—	81,029,831	11.6	81,029,831	12.5
Adam Neumann(11)	—	—	—	—	58,334,575	8.4	58,334,575	9.0
Directors and Executive Officers Pre-Business Combination
Vivek Ranadivé(12)(13)	9,732,184	—	80.6	16.1	6,732,184	1.0	6,732,184	1.0
Murray Rode(14)	9,347,254	—	77.4	15.5	6,347,254	*	6,347,254	1.0
Eric C.W. Dunn	36,000	—	*	*	36,000	*	36,000	*
Lori Wright	36,000	—	*	*	36,000	*	36,000	*
Vijay Advani	36,000	—	*	*	36,000	*	36,000	*
All BowX directors and executive officers as a group (five individuals)	11,266,504	—	93.3	18.7	8,266,504	1.2	8,266,504	1.3
Directors and Executive Officers Post-Business Combination
Vivek Ranadivé(12)(13)	9,732,184	—	80.6	16.1	6,732,184	1.0	6,732,184	1.0
Sandeep Mathrani	—	—	—	—	—	—	—	—
Bruce Dunlevie(14)	—	—	—	—	19,459,762	2.8	19,459,762	3.0
Jeff Sine	—	—	—	—	—	—	—	—
Michel Combes	—	—	—	—	—	—	—	—
Marcelo Claure	—	—	—	—	—	—	—	—
Véronique Laury	—	—	—	—	—	—	—	—
Kirthiga Reddy	—	—	—	—	—	—	—	—
Deven Parekh	—	—	—	—	—	—	—	—
Benjamin “Ben” Dunham(15)	—	—	—	—	19,805	*	19,805	*

	Pre-Business Combination and PIPE				Post-Business Combination and PIPE
	Investment				Investment
					Assuming No Redemption		Assuming Redemption
Name and Address of Beneficial Owner(1)	Shares of BowX Common Stock(2)	% of BowX Class A Common Stock	% of BowX Class B Common Stock	% of BowX Common Stock	Number of Shares of New WeWork Common Stock	%	Number of Shares of New WeWork Common Stock	%
Anthony Yazbeck(16)	—	—	—	—	134,319	*	134,319	*
Maral Kazanjian(17)	—	—	—	—	48,956	*	48,956	*
Jared DeMatteis(18)	—	—	—	—	83,836	*	83,836	*
Lauren Fritts(19)	—	—	—	—	44,781	*	44,781	*
Peter Greenspan(20)	—	—	—	—	129,068	*	129,068	*
Hamid Hashemi(21)	—	—	—	—	81,025	*	81,025	*
Scott Morey	—	—	—	—	—	—	—	—
Roger Solé Rafols(22)	—	—	—	—	206,425	*	206,425	*
All New WeWork directors and executive officers as a group (eighteen individuals)	9,732,184	—	80.6	16.1	26,940,161	3.9	26,940,161	4.2

*	Less than one percent
(1)

Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o BowX Acquisition Corp., 2400 Sand Hill Rd., Suite 200 Menlo Park, CA 94025 and post-Business Combination is c/o WeWork Inc., 575 Lexington Avenue, New York NY 10022.

(2)

Prior to the Closing, holders of record of BowX Class A Common Stock and BowX Class B Common Stock are entitled to one vote for each share held on all matters to be voted on by BowX stockholders and vote together as a single class, except as required by law. Upon the filing of the Proposed Charter, each share of the then issued and outstanding BowX Common Stock will convert automatically, on a one-for-one basis, into a share of New WeWork Class A Common Stock.

(3)

Represents shares held by BowX Sponsor, LLC, our Sponsor. Vivek Ranadivé and Murray Rode are the managing members of our Sponsor, and as such Messrs. Ranadivé and Rode have voting and investment discretion with respect to the BowX Common Stock held of record by our Sponsor and may be deemed to have shared beneficial ownership of the BowX Common Stock held directly by our Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(4)

Represents shares held by various funds and accounts managed by Morgan Stanley. Based on information contained in an amended and restated Form 13F filed with the Securities and Exchange Commission on August 23, 2021.

(5)	Represents shares held by various funds and accounts managed by FMR LLC. Based on information contained in a Form 13F filed with the Securities and Exchange Commission on August 13, 2021.
(6)

Represents shares held by various funds and accounts managed by Iridian Asset Management LLC. Based on information contained in a Form 13F filed with the Securities and Exchange Commission on August 11, 2021.

(7)

Represents shares held by various funds and accounts managed by BlackRock Financial Management, Inc. Based on information contained in a Form 13F filed with the Securities and Exchange Commission on August 11, 2021. Excludes up to 1,811,250 shares held by Mr. Ranadivé that he has agreed to transfer to the BlackRock funds upon consummation of the Business Combination.

(8)

Represents securities held by investment advisory clients or discretionary accounts of which the Pacific Investment Management Co. LLC (“PIMCO”) is the investment adviser. Based on information contained in a Form 13F filed by Allianz Asset Management GmbH (in part with respect to PIMCO) with the Securities and Exchange Commission on August 16, 2021.

(9)

Represents (i) 320,124,380 shares held by SB WW Holdings (Cayman) Limited, (ii) 39,110,439 shares issuable to SB WW Holdings (Cayman) Limited, or its designee, upon exercise of the First Warrant and (iii) 5,054,307 shares issuable to a subsidiary of SoftBank Group Corp. upon exercise of the Penny Warrants. The address for SB WW Holdings (Cayman) Limited is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The address for SoftBank Group Corp. is 1-7-1 Kaigan, Minato-ku, Tokyo, Japan 105-7529.

(10)

Represents 81,029,831 shares held by SVF Endurance (Cayman) Limited. The address for SVF Endurance (Cayman) Limited is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. SB Investment Advisers (UK) Limited, an indirect, wholly-owned subsidiary of SBG, is the investment adviser to SVF Endurance (Cayman) Limited. SBG disclaims beneficial ownership over these shares.

(11)

Represents 544,030 shares held, in the aggregate, by ANINCENTCO1 LLC, ANINCENTCO2 LLC and ANINCENTCO3 LLC, of which Adam Neumann is the managing member, and 57,790,545 shares held by WE Holdings LLC. Adam Neumann (through an entity he controls) and Miguel McKelvey are the managing members of WE Holdings LLC and have shared dispositive power over all of the shares held by WE Holdings LLC, and Miguel McKelvey may be deemed to be a beneficial owner of such shares on that basis. Adam Neumann has sole voting power over all of the shares held by WE Holdings LLC. The address for WE Holdings LLC is 154 Grand Street, New York, New York 10013. Following the Business Combination, Adam Neumann will also hold 19,884,233 WeWork Partnerships Profits Interest Units and an equal number of shares of New WeWork Class C Common Stock, which carry one vote per share. See “Certain Relationships and Related Person Transactions — WeWork — WeWork Partnership” and “Certain Relationships and Related Person Transactions — WeWork — WeWork Partnerships Profits Interest Units” for a description of WeWork Partnerships Profits Interest Units and the corresponding shares of New WeWork Class C Common Stock. Including such shares of New WeWork Class C Common Stock, Mr. Neumann’s total voting power following the Business Combination would be 10.9% in the “no redemption” scenario and 11.7% in the “redemption” scenario.

(12)	Includes up to 1,811,250 shares held by Mr. Ranadivé that he has agreed to transfer to the BlackRock funds upon consummation of the Business Combination.
(13)

Includes shares held by our sponsor, BowX Sponsor, LLC, of which each of Mr. Ranadivé and Mr. Rode is a managing member. Each of these individuals shares voting and dispositive control over such shares and may be deemed the beneficial owner of such shares. Each of these individuals disclaims beneficial ownership over any securities owned by our sponsor in which he does not have any pecuniary interest.

(14)

Represents shares held by Benchmark Capital Partners VII (AIV), L.P. (“BCP AIV”), as nominee for BCP AIV, Benchmark Founders’ Fund VII, L.P. (“BFF VII”) and Benchmark Founders’ Fund VII-B, L.P. (“BFF VII-B”). Benchmark Capital Management Co. VII, L.L.C. (“BCMC VII”) is the general partner of each of BCP AIV, BFF VII and BFF VII-B and may be deemed to have shared voting and dispositive power over the shares held by BCP AIV. Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Mitchell H. Lasky and Steven M. Spurlock, the managing members of BCMC VII, may be deemed to have shared voting and dispositive power over the shares held by BCP AIV, although each of such managing members disclaims beneficial ownership of any such shares except to the extent of its pecuniary interest therein. The address for each of these entities is c/o Benchmark, 2965 Woodside Road, Woodside, CA 94062.

(15)	Represents shares over which Mr. Dunham has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.
(16)

Represents 57,065 shares over which Mr. Yazbeck has dispositive power and 77,254 shares over which Mr. Yazbeck has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.

(17)	Represents shares over which Ms. Kazanjian has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.
(18)

Represents 438 shares over which Mr. DeMatteis has dispositive power and 83,398 shares over which Mr. DeMatteis has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.

(19)	Represents shares over which Ms. Fritts has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.
(20)	Represents shares over which Mr. Greenspan has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.
(21)	Represents shares over which Mr. Hashemi has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.
(22)	Represents shares over which Mr. Rafols has the right to acquire dispositive power upon the exercise of stock options exercisable as of or within 60 days after September 14, 2021.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

BowX Acquisition Corp.

Founder Stock

In May 2020, BowX issued Vivek Ranadivé 10,062,500 shares of BowX Class B Common Stock in exchange for a capital contribution of $25,000 (such shares, the “Founder Shares”). Prior to that initial investment of $25,000, BowX had no assets, tangible or intangible. The number of Founder Shares issued was determined based on the expectation that such stock would represent 20% of the outstanding shares upon completion of the initial public offering. In July 2020, Mr. Ranadivé transferred certain Founder Shares to the Sponsor, along with other individuals and entities, at the same price originally paid for such shares. In August 2020, BowX effected a stock dividend of 0.2 shares of BowX Class B Common Stock for each share of BowX Class B Common Stock outstanding, resulting in such parties holding an aggregate of 12,075,000 Founder Shares. Upon consummation of the Business Combination, Mr. Ranadivé will also transfer up to an aggregate of 1,811,250 Founder Shares to certain funds managed by BlackRock, Inc. for the same price originally paid for such shares.

On July 16, 2020, BowX, Vivek Ranadivé, Murray Rode and BlackRock Credit Alpha Master Fund, L.P. (“Alpha”), a fund managed by BlackRock, Inc., entered into a subscription agreement whereby Alpha agreed to purchase 1,071,656 founder shares and 1,427,100 private placement warrants. The closing of the purchase of the private placement warrants occurred at the closing of the IPO of BowX. The closing of the purchase of the founder shares from Mr. Ranadivé is to occur at the closing of the Business Combination. The price to be paid by BlackRock to Mr. Ranadive is $0.002 per share. Subsequently, BowX issued a 20% dividend so the number of founder shares increased to 1,285,987.

On July 16, 2020, BowX, Vivek Ranadivé, Murray Rode and HC NCBR Fund (“NCBR”), a fund managed by BlackRock, Inc., entered into a subscription agreement whereby NCBR agreed to purchase 437,719 founder shares and 582,900 private placement warrants. The closing of the purchase of the private placement warrants occurred at the closing of the IPO of BowX. The closing of the purchase of the founder shares from Mr. Ranadivé is to occur at the closing of the Business Combination. The price to be paid by BlackRock to Mr. Ranadivé is $0.002 per share. Subsequently, BowX issued a 20% dividend so the number of founder shares increased to 525,263.

The Founder Shares (including the BowX Class A Common Stock issuable upon exercise thereof pursuant to the Existing Charter) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Sponsor, Mr. Ranadivé and the other holders of the Founder Shares, excluding funds and accounts managed by subsidiaries of BlackRock, Inc., have entered into agreements with the Company, pursuant to which they have waived their rights to participate in any redemption with respect to their Founder Shares in the event BowX does not complete a business combination within the required time period; provided however, that is such persons hold public stock, or acquire public stock prior to the Business Combination, they will be entitled to a pro rata share of the trust account upon the Company’s redemption or liquidation in the event that BowX does not complete a business combination before August 7, 2022. In the event of such distribution, it is possible that the per share value of the trust account will be less than the price per BowX Unit sold in the initial public offering. Certain of BowX’s directors and executive officers, including Vivek Ranadivé and Murray Rode, also have a direct or indirect economic interest in such private placement warrants and Founder Shares owned by the Sponsor.

The 9,075,000 shares of New WeWork Common Stock into which the 9,075,000 shares of BowX Class B Common Stock held by the Sponsor, following its forfeiture of 3,000,000 shares of Class B Common Stock in accordance with the Sponsor Support Agreement, will automatically convert in connection with the First Merger, if unrestricted and freely tradable, would have had an aggregate market value of $                million based upon the closing price of $                per shares of public stock on Nasdaq on                , 2021, the most recent

practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of New WeWork Common Stock will be subject to certain restrictions, including those described above, BowX believes such shares have less value.

Private Placement Warrants

Simultaneously with the consummation of the initial public offering, BowX consummated the private placement of 6,933,333 warrants at a price of $1.50 per private placement warrant, generating total proceeds of $10.4 million and incurring offering costs of approximately $8,000, for the Sponsor, certain of BowX’s officers and directors and certain funds and accounts managed by subsidiaries of BlackRock, Inc. On August 13, 2020, simultaneously with the closing of the sale of additional units pursuant to the underwriters’ exercise of its over-allotment option, BowX sold an additional 840,000 private placement warrants to the initial stockholders and the BlackRock, Inc. funds (“BlackRock funds”). As of the date of the Merger Agreement, there were 7,773,333 private placement warrants issued and outstanding. The purchasers of the private placement warrants have agreed not to transfer, assign or sell any of the securities purchased in the private placement, including the underlying shares of BowX Common Stock (except to certain permitted transferees), until thirty days after the consummation of the Company’s initial business combination. If BowX does not complete a business combination before August 7, 2022, such private placement warrants will expire worthless. Certain of BowX’s directors and executive officers, including Vivek Ranadivé and Murray Rode, also have a direct or indirect economic interest in such private placement warrants owned by the Sponsor.

The 7,773,333 New WeWork warrants into which the 7,773,333 private placement warrants held by the Sponsor will automatically convert in connection with the First Merger, if unrestricted and freely tradable, would have had an aggregate market value of $                 million based upon the closing price of $                per public warrant on Nasdaq on                , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus.

Related Party Loans and Indemnification

On May 26, 2020, Vivek Ranadivé agreed to loan BowX up to an aggregate of $150,000 pursuant to an unsecured promissory note (the “Note”) to cover expenses related to the initial public offering. This loan was payable without interest upon the completion of the initial public offering. BowX borrowed approximately $150,000 under the Note and received additional advances of approximately $45,000 of funds from Mr. Ranadivé, for a total outstanding loan of approximately $195,000. The Company fully repaid the Note and the advances to such officer on August 7, 2020.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans to date. As of March 31, 2021, the Company had no borrowings under the Working Capital Loans. Except as described above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the Business Combination, BowX does not expect to seek loans from parties other than the Sponsor and Sponsor Persons, or their affiliates.

Other Material Interests Relating to the Business Combination

Mr. Ranadivé, a current director of BowX, is expected to be a director of New WeWork after the consummation of the Business Combination. As such, in the future, Mr. Ranadivé may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that New WeWork’s board of directors determines to pay to its non-employee directors.

BowX’s existing directors and officers will be eligible for continued indemnification and continued coverage under BowX’s directors’ and officers’ liability insurance after the First Merger and pursuant to the Merger Agreement.

BowX’s officers and directors, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on BowX’s behalf, such as identifying and investigating possible business targets and business combinations. However, if BowX fails to consummate a business combination by August 7, 2022, they will not have any claim against the trust account for reimbursement. There have not been any material out-of-pocket expenses subject to reimbursement and BowX does not anticipate any such expenses prior to Closing. BowX’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $                 million of transaction expenses (excluding the deferred underwriting commissions being held in the trust account). Accordingly, BowX may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

BowX Policies and Procedures for Related Party Transactions

BowX’s code of ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) BowX or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of BowX Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

BowX’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent BowX enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to BowX than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. BowX also require each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

WeWork

Stockholders’ Agreement

WeWork has entered into a stockholders’ agreement with certain holders of its capital stock. The WeWork Amended and Restated Stockholders’ Agreement, dated as of February 25, 2021, (the “WeWork Amended and Restated Stockholders’ Agreement”), provides for one member of WeWork’s board of directors to be designated by Benchmark, one member of the board of directors to be designated by Hony Capital, five members of the board of directors to be designated by SBG (at least one of which may be designated by SVFE, two members of the board of directors to be designated by certain stockholders of WeWork, other than SBG and Mr. Neumann, and the remaining member to be Lew Frankfort until the consummation of the Business Combination. With respect to Mr. Neumann, commencing in February 2022, he will have the right to observe or designate an observer to attend meetings of WeWork’s board of directors pursuant to an agreement governing future observer rights entered into in connection with the Settlement Agreement described under “Certain Relationships and Related Person Transactions — WeWork — SoftBank Transactions — Tender Offer and Settlement Agreement.”

The WeWork Amended and Restated Stockholders’ Agreement also grants to WeWork a ten-day right of first refusal over most shares of its WeWork Class A Common Stock, allowing WeWork to purchase such shares on the same terms before the holder may sell the shares to other parties. In the event that WeWork declines to exercise its right of first refusal, the WeWork Amended and Restated Stockholders’ Agreement also grants to major holders of its senior preferred stock a similar fifteen-day right of first refusal, or the right to sell their own shares, on a pro rata basis, on the same terms. Since January 1, 2020, WeWork has waived, on certain occasions, its right of first refusal in connection with the transfer by certain of its directors, executive officers and holders of more than 5% of a class of its capital stock and members of their immediate family.

WeWork has also entered into agreements with certain holders of its securities, including Rhône Group L.L.C. and its affiliates (other than the WeCap Investment Group) (the “Rhône Group”), an entity affiliated with Steven Langman, a former director, J.P. Morgan Chase Bank, N.A., SBG and Mr. Neumann, granting these entities and this individual certain information and inspection rights with respect to WeWork’s business and/or the right to send a designee as a non-voting participant to meetings of its board of directors and board committees, which terminate upon the closing of the Business Combination.

The WeWork Amended and Restated Stockholders’ Agreement will terminate upon the closing of the Business Combination and be replaced by the Stockholders Agreement. For additional information, see the section entitled “BCA Proposal — Related Agreements – Stockholders Agreement.”

Registration Rights Agreement

In connection with the consummation of the Business Combination, New WeWork and certain of its stockholders, including certain holders of at least 5% of a class of its common stock and entities affiliated with certain of New WeWork’s current and former directors and executive officers, are entering into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, these parties will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions. For additional information, see the section entitled “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Indemnification Agreements

The WeWork Amended and Restated Certificate of Incorporation provides that WeWork will indemnify its directors and officers to the fullest extent permitted by law, and WeWork has entered into agreements with certain of its existing directors and all of its existing executive officers (and certain former directors and executive officers of WeWork and its predecessors) to that effect. WeWork is also party to an indemnification agreement with Benchmark that predates the conversion of WeWork Companies LLC to WeWork Companies Inc. in May 2013. The existing indemnification agreement will terminate upon the closing of the Business Combination and be replaced by new indemnification agreements for the directors and executive officers of New WeWork.

WeWork also has agreed to indemnify certain current and former directors and executive officers and shareholders in (i) the agreement, dated October 22, 2019, by and among WeWork and certain of its affiliates, Adam Neumann and his affiliate We Holdings LLC, governing certain terms of Mr. Neumann’s ceasing to serve as a director of WeWork and other transactions involving Mr. Neumann in relation to the 2019 Master Transaction Agreement (the “2019 Omnibus Agreement”), (ii) the agreement, dated October 22, 2019, by and among WeWork, SBG, SoftBank Vision Fund, Adam Neumann and his affiliate We Holdings LLC for additional equity and debt financing and a tender offer by an affiliate of SBG, as well as a number of changes to WeWork’s corporate governance, including changes to the voting rights associated with certain series of WeWork’s capital stock (the “2019 Master Transaction Agreement”), and (iii) the Settlement Agreement. WeWork has agreed to reimburse indemnified parties for certain legal expenses incurred. In 2020, WeWork paid approximately $14 million in legal fees related to these indemnifications.

Directors and Officers

Mr. Neumann currently has a promissory note from SBG with an outstanding principal amount of, $423.0 million as of December 31, 2020. In February 2021, in connection with the Settlement Agreement (as defined below), Mr. Neumann and SBG amended and restated the promissory note such that the outstanding principal amount was increased to $431.5 million to reflect the interest accrued on the principal promissory note since the original issuance date of the promissory note. The promissory note is secured by a pledge of approximately 19,067,383 shares of WeWork’s Class A Common Stock owned by Mr. Neumman’s affiliate We Holdings LLC and 24,081,668 WeWork Partnerships Profits Interest Units in WeWork Partnership.

In April 2020, WeWork forgave certain loans for Sebastian Gunningham, WeWork’s former Co-Chief Executive Officer, and for Eugen Miropolski, WeWork’s former Chief Operating Officer, International, in connection with a former employment arrangement and termination arrangement, respectively. Each of Mr. Gunningham and Mr. Miropolski agreed to forfeit and cancel certain equity awards in exchange for the loan forgiveness.

SoftBank Transactions

Senior Secured Notes

In August 2020, WeWork Companies LLC and WW Co-Obligor Inc. entered into a senior secured note purchase agreement with Starbright WW LP (the “Note Purchaser”), an affiliate of SBG, for up to an aggregate principal amount of $1.1 billion of senior secured debt in the form of 12.50% senior secured notes (the “SoftBank Senior Secured Notes”). The agreement allows WeWork Companies LLC to borrow once every thirty days up to the maximum remaining capacity with minimum draws of $50.0 million. The SoftBank Senior Secured Notes will mature four years from the first draw. WeWork Companies LLC had the ability to draw for six months starting from the date, of the senior secured note purchase agreement, and WeWork Companies LLC extended this draw period for an additional six months by delivery of an extension notice to the Note Purchaser in January 2021 pursuant to the terms of the agreement. As of June 30, 2021 and December 31, 2020, no draw notices had been delivered pursuant to the senior secured note purchase agreement. On August 11, 2021, WeWork Companies LLC, WW-Co-Obligor Inc. and the Note Purchaser executed an amendment to the senior secured note purchase agreement governing the SoftBank Senior Secured Notes, which (i) amends the maturity date of any notes to be issued thereunder from four (4) years from the date of first drawing to February 12, 2023 and (ii) extends the expiration of the draw period from August 12, 2021 to September 30, 2021.

On March 25, 2021, WeWork Companies LLC and the Note Purchaser entered into a letter agreement pursuant to which WeWork Companies LLC and the Note Purchaser have agreed to amend and restate the terms of the senior secured note purchase agreement that governs the SoftBank Senior Secured Notes (as amended and restated, the “A&R NPA”) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R NPA will allow WeWork Companies LLC to borrow up to an aggregate principal amount of $550,000,000 of senior secured debt in the form of new 7.5% senior secured notes (the “Amended Senior Secured Notes”). It is a condition to the execution of the A&R NPA that any outstanding SoftBank Senior Secured Notes (if any) be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The A&R NPA will allow WeWork Companies LLC to borrow once every 30 days with minimum draws of $50.0 million. The Amended Senior Secured Notes will mature no later than February 12, 2023, or, if earlier, 18 months from the closing of the Business Combination. On August 11, 2021, WeWork Companies LLC and the Note Purchaser executed an amendment to the letter agreement pursuant to which WeWork Companies LLC and the Note Purchaser have agreed to enter into the A&R NPA on the earlier of (i) the Closing and (ii) September 30, 2021.

Senior Unsecured Notes

On December 27, 2019, WeWork Companies LLC, WW Co-Obligor Inc., a co-obligor under our SoftBank Senior Secured Notes, and the Note Purchaser, entered into a master senior unsecured note purchase agreement (as amended from time to time and as supplemented by that certain waiver dated as of July 7, 2020, the “Master Note Purchase Agreement”). Pursuant to the terms of the Master Note Purchase Agreement, WeWork Companies LLC may deliver from time to time to the Note Purchaser draw notices and accordingly sell to the Note Purchaser SoftBank Senior Unsecured Notes up to an aggregate original principal amount of $2.2 billion. As of June 30, 2021, WeWork had delivered draw notices in respect of $2.2 billion under the Master Note Purchase Agreement and an aggregate principal amount of $2.2 billion of SoftBank Senior Unsecured Notes were issued to the Note Purchaser. The SoftBank Senior Unsecured Notes have a stated interest rate of 5.0%. However because the associated warrants obligate WeWork to issue shares in the future, the implied interest rate upon closing, assuming the full commitment is drawn, was approximately 11.69%. The SoftBank Senior Unsecured Notes will mature in July 2025.

Company Credit Agreement and Reimbursement Agreement

On December 27, 2019, WeWork Companies LLC entered into a credit agreement (as amended by the First Amendment, dated as of February 10, 2020, and as further amended by the Second Amendment to the Credit Agreement and First Amendment to the Security Agreement, dated as of April 1, 2020, the “Company Credit Agreement”), among WeWork Companies LLC, as co-obligor, SBG, as co-obligor, Goldman Sachs International Bank, as administrative agent, and the issuing creditors and letter of credit participants party thereto. The Company Credit Agreement provides for a $1.75 billion senior secured letter of credit facility (the “2020 LC Facility”), which was made available on February 10, 2020, for the support of WeWork Companies LLC’s or its subsidiaries’ obligations. The termination date of the 2020 LC Facility is February 10, 2023. As of December 31, 2020, $1.4 billion of stand-by letters of credit were outstanding under the 2020 LC Facility, of which $143.7 million has been utilized to secure letters of credit that remain outstanding under WeWork Companies LLC’s previous credit facility (the “2019 Credit Facility”) and letter of credit facility (the “2019 LC Facility”), which were terminated in 2020. As of June 30, 2021, there was $84.7 million in remaining letter of credit availability under the 2020 LC Facility.

The 2020 LC Facility is guaranteed by substantially all of the domestic wholly owned subsidiaries of WeWork Companies LLC (collectively, the “Guarantors”) and is secured by substantially all the assets of WeWork Companies LLC and the Guarantors, in each case, subject to customary exceptions. The Company Credit Agreement and related documentation contain customary reimbursement provisions, representations, warranties, events of default and affirmative covenants (including with respect to cash management) for letter of credit facilities of this type. The negative covenants applicable to WeWork Companies LLC and its Restricted Subsidiaries (as defined in the Company Credit Agreement) are limited to restrictions on liens (subject to exceptions substantially consistent with the 7.875% Senior Notes due 2025), changes in line of business and disposition of all or substantially all of the assets of WeWork Companies LLC.

In connection with the 2020 LC Facility, WeWork Companies LLC also entered into a Reimbursement Agreement, dated as of February 10, 2020, (as amended by the First Amendment, dated as of April 1, 2020, the “Company/SBG Reimbursement Agreement”), with SBG and the Guarantors pursuant to which (i) SBG agreed to pay substantially all of the fees and expenses payable in connection with the Company Credit Agreement, (ii) WeWork agreed to reimburse SBG for certain of such fees and expenses (including fronting fees up to an amount not to exceed 0.125% on the undrawn and unexpired amount of the letters of credit) as well as pay to SBG a fee of 5.475% on the amount of all outstanding letters of credit and (iii) the Guarantors agreed to guarantee the obligations of WeWork Companies LLC under the Company/SBG Reimbursement Agreement. During the year ended December 31, 2020, WeWork recognized $69.7 million in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement.

On March 25, 2021, WeWork Companies LLC, the SoftBank Obligor and BowX entered into a letter agreement (the “Credit Support Letter Agreement”) pursuant to which SBG has committed to consent to an extension of the termination date of the 2020 LC Facility from February 10, 2023, to no later than February 10, 2024, (the “LC Facility Termination Extension”), subject to the terms and conditions set forth therein. Any LC Facility Termination Extension will require the requisite consent of the lenders thereunder.

Warrants

In connection with the SoftBank Senior Unsecured Notes and the 2020 LC Facility, WeWork is obligated to issue shares to the SoftBank Obligor in the future pursuant to the SoftBank Senior Unsecured Notes Warrant and the 2020 LC Facility Warrant (together with the SoftBank Senior Unsecured Warrant, the “Penny Warrants”) for 136,009,158 shares of Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock, which Penny Warrants were subject to certain antidilution adjustments. The Penny Warrants became exercisable in April 2020 and expire on December 27, 2024. In February 2021, the SoftBank Obligor partially exercised the Penny Warrants for the issuance of 129,887,919 shares of Series H-3 Convertible Preferred Stock and WeWork received approximately $1.3 million in proceeds relating to the payment of the $0.01 per share exercise price. Penny Warrants remain outstanding for 6,121,239 shares of Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock. In August 2021, the Penny Warrants were transferred to a wholly-owned subsidiary of SBG.

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees the First Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth anniversary of the Closing. Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock at an exercise price of $0.01 per share.

The First Warrant issued to SBWW is an inducement to obtain SBWW’s, and its affiliates’, support in effectuating the automatic conversion of WeWork Preferred Stock on a one-to-one basis to WeWork Common Stock. At the Exchange Ratio, the First Warrant will enable SBWW to purchase 39,115,176 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the First Warrant will have an estimated fair value of approximately $391.2 million. A copy of the form of First Warrant is attached as Exhibit 10.19 to this proxy statement/prospectus.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to the SoftBank Obligor or its designees one or more warrants (collectively, the “LC Warrant”) to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth anniversary of the date of issuance.

The LC Warrant issued to SoftBank Obligor as consideration for the SoftBank Obligor agreeing to continue to act as co-obligor under WeWork’s existing LC Facility for the extension period of one year. At the Exchange Ratio, the LC Warrant will enable SoftBank Obligor to purchase 11,917,938 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the LC Warrant will have an estimated fair value of approximately $119.2 million. The Company will record the estimated fair value of the LC Warrant as a deferred asset (guarantee premium), which will be amortized to interest expense over the amended term of the letter of credit facility, in a comparable fashion to a commitment or access fee paid to obtain a revolving credit arrangement. A copy of the form of LC Warrant is attached as Exhibit 10.20 to this proxy statement/prospectus.

2019 Master Transaction Agreement Payment

In the six months ended June 30, 2021, WeWork paid SBG $35.5 million of an up to $50.0 million expense reimbursement required by the 2019 Master Transaction Agreement upon the closing of the debt financing contemplated by such agreement.

Tender Offer and Settlement Agreement

In October 2019, in connection with the SoftBank Transactions, WeWork entered into an agreement with SBG pursuant to which SBWW launched a tender offer in November 2019 to purchase up to $3.0 billion of WeWork’s equity securities (including securities underlying vested opinions, exercisable warrants and convertible notes) from eligible equity holders of WeWork, at a price of $19.19 per share (the “2020 Tender Offer”).

The 2020 Tender Offer was scheduled to expire in April 2020. The closure of the 2020 Tender Offer was contingent on satisfaction of certain conditions as of the expiration date.

In April 2020, SBWW terminated and withdrew its offer to purchase the equity securities of WeWork because it asserted the failure of various conditions to its obligations to close the 2020 Tender Offer. The Special Committee, acting in the name of WeWork, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. Separately, Mr. Neumann and WE Holdings LLC filed a similar lawsuit against SBG and SoftBank Vision Fund. On February 25, 2021, all parties entered into the Settlement Agreement, the terms of which resolved the 2020 Tender Offer litigation and resulted in the claims brought by the Special Committee, acting in the name of WeWork, and by Mr. Neumann and WE Holdings LLC being dismissed. The Settlement Agreement includes the following:

• The launch of a new tender offer. Pursuant to the Settlement Agreement, on March 10, 2021, SBWW launched a tender offer to acquire $921.6 million of WeWork’s equity securities (including certain equity awards, exercisable warrants and convertible notes) from eligible equity holders of WeWork, at a price of $19.19 per share (the “2021 Tender Offer”). Mr. Neumann, his affiliate We Holdings LLC and certain of their related parties were excluded from the 2021 Tender Offer and could not tender shares. For more information about the agreements between Mr. Neumann and SBG in connection with the Settlement Agreement, see Note 27 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The 2021 Tender Offer closed in part on April 12, 2021, and in full on April 15, 2021, and SBWW acquired an aggregate of 48,025,659 shares (including shares issued upon exercise and conversion of certain equity awards, exercisable warrants and convertible notes).

• Certain governance changes. The transactions contemplated by the Settlement Agreement also included the elimination of WeWork’s multi-class voting structure. As a result of the WeWork Amended and Restated Certificate of Incorporation and the transactions contemplated by the Settlement Agreement, on February 26, 2021, all of the outstanding shares of WeWork’s Class B Common Stock automatically converted into shares of WeWork’s Class A Common Stock and the shares of WeWork’s Class C Common Stock were adjusted to have one vote per share, instead of three (the “WeWork Class B Conversion”). The WeWork Amended and Restated Certificate of Incorporation provides that if, following the WeWork Class B Conversion, new shares of WeWork Class B Common Stock are issued pursuant to (i) the exercise of options to purchase shares of WeWork Class B Common Stock outstanding as of the date of the WeWork Class B Conversion. (ii) securities convertible into shares of WeWork Class B Common Stock outstanding as of the date of the WeWork Class B Conversion, and (iii) other circumstances which are specified in the WeWork Amended and Restated Certificate of Incorporation, such new shares will be automatically converted into shares of WeWork Class A Common Stock immediately following the time such new shares of WeWork Class B Common Stock are issued. These governance changes are relevant during the period prior to the closing of the Business Combination, and after the closing of the Business Combination, the Proposed Charter will apply to shares of capital stock held in New WeWork. For additional information, see “Organizational Document Proposals.”

• Mr. Neumann settlement payment. In connection with the Settlement Agreement, SBG and its affiliates paid Adam Neumann an amount equal to $105.6 million. No expense was recorded in WeWork’s consolidated statement of operations for the three-months ended March 31, 2021, as it does not benefit WeWork.

• Mr. Neumann sale of stock to SBG. In connection with the Settlement Agreement, SBG and its affiliates purchased 30,139,971 shares of Class B Common Stock of the Company from We Holdings LLC, which is Adam Neumann’s affiliated investment vehicle, for a price per share of $19.19, representing an aggregate purchase price of $578.4 million. The Company recorded a $428.3 million expense, which represents the excess between the amount paid from a principal shareholder of WeWork to We Holdings LLC and the fair value of the stock purchased. WeWork recognized the expense in restructuring and other related costs in the consolidated statement of operations for the three-months ended March 31, 2021, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG in its consolidated balance sheet.

• Mr. Neumann proxy and observer changes. In connection with the Settlement Agreement, Mr. Neumann’s proxy and future right to designate directors to WeWork’s board of directors were eliminated. The Amended and Restated Stockholders’ Agreement eliminated all proxies by Mr. Neumann in favor of WeWork’s board of directors, eliminated Mr. Neumann’s right to observe meetings of WeWork’s board of directors and removed Mr. Neumann’s future rights to designate directors to WeWork’s board of directors (which would have been available to Mr. Neumann upon elimination of his financial obligations with and to SBG). Mr. Neumann’s right to observe meetings of WeWork’s board of directors was replaced by a new agreement governing future observer rights, which provides that beginning on February 26, 2022, Mr. Neumann, or if requested by SBG, a designee of Mr. Neumann’s (who shall be subject to SBG’s approval), shall have the right to observe meetings of WeWork’s (or, after the Closing, New WeWork’s) board of directors (and certain committees thereof) in a non-voting observer capacity. Pursuant to this agreement, Mr. Neumann’s right to observe meetings of WeWork’s board of directors will become the right to observe meetings of New WeWork’s board of directors (and certain committees thereof) following the closing of the Business Combination commencing in February 2022 and will terminate on the date on which Mr. Neumann ceases to beneficially own equity securities of WeWork (including WeWork Partnerships Profits Interest Units) representing at least 19,028,251 shares of WeWork Class A Common Stock (on an as-converted basis and as adjusted for stock splits, dividends and the like). Mr. Neumann is also entitled to receive copies of written materials provided to directors.

Although WeWork expects that Mr. Neumann or his representative may express views or may ask questions, there is no such contractual entitlement beyond attending in a customary nonvoting observer capacity, and WeWork’s (or, after the closing, New WeWork’s) board and committee meetings would be presided over by the relevant chairpersons and subject to such procedures governing conduct of the meeting as may be adopted by the board or relevant committee. The agreement governing the observer right does not entitle Mr. Neumann to participate in any conversations among directors outside of formal meetings of the WeWork (or, after the closing, New WeWork) board and its applicable committees. Similarly, the agreement does not give Mr. Neumann the right to influence decisions to be made or actions to be taken by the WeWork (or, after the closing, New WeWork) board or committees. Mr. Neumann will participate in meetings of the WeWork (or, after the closing, New WeWork) board and its applicable committees as a nonvoting board observer — not as a director.

The agreement governing the observer right requires that Mr. Neumann or his representative agree to hold in confidence all information provided under such agreement. WeWork (or, after the closing, New WeWork) has also reserved the right under such agreement to withhold information and exclude Mr. Neumann or his representative from any meeting or portion thereof to the extent reasonably likely to adversely affect the attorney-client privilege between WeWork (or, after the closing, New WeWork) and its counsel or result in disclosure of trade secrets or a conflict of interest, or if there has been a violation of Mr. Neumann’s restrictive covenant obligations to WeWork (or, after the closing, New WeWork).

• SBG proxy agreement. On February 26, 2021, WeWork entered into a proxy agreement with SBWW which will allow SBG to voluntarily limit the combined voting power of SBG and SVFE to less than 49.90%. Pursuant to the proxy agreement, any shares of WeWork’s stock representing shares owned by SBWW that, when taken together with the voting power of all other shares of WeWork Capital stock held by SBG or SVFE represent voting power of WeWork in excess of 49.90%, will be voted in the same proportion as shares of WeWork Capital Stock not owned by SBG or SVFE. The proxy agreement will be terminated upon the closing of the Business Combination.

• Profits interest amendments. In February 2021, in connection with the Settlement Agreement, the WeWork Partnerships Profits Interest Units held by Mr. Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. The per unit distribution thresholds for Mr. Neumann’s WeWork Partnerships Profits Interest Units were also amended to initially be $10.00 and may be subject to downward adjustment based on trading price on the Closing Date of the Business Combination. For additional information, see “ — WeWork — Profits Interest — Exchange.”

For information about the terms of the lease terminations and new non-compete agreement entered into in connection with the Settlement Agreement, see below under “– Real Estate Transactions – Mr. Neumann” and “– Non-Compete Agreement.”

In addition to the transactions and governance changes described above, the Settlement Agreement contains customary releases of claims by the parties, a commitment to continue existing indemnification arrangements and maintain insurance coverage for the benefit of Mr. Neumann with respect to his former capacities at WeWork, provisions related to confidentiality, public announcements, media inquiries and publicity concerning the Settlement Agreement or Mr. Neumann’s tenure at WeWork, and provisions concerning the intended tax treatment of certain of the payments under the Settlement Agreement.

Creator Fund

During 2018, WeWork launched a venture capital fund (the “Creator Fund”) to promote its business through award programs (currently styled as “Creator Awards”) and such other investments in its members as WeWork may determine. An affiliate of SBG, a 99.99% equity owner in the Creator Fund, committed up to $180.0 million to the Creator Fund.

In March 2019, WeWork also entered into an agreement pursuant to which an affiliate of SBG will reimburse WeWork up to $80.0 million for its performance of underwriting and production services for Creator Awards events between September 2017 and January 2021. An affiliate of SBG funded $20.0 million during 2017 and an additional $40.0 million in 2019 related to the Creator Fund events that occurred during the period from September 1, 2017, through March 31, 2019.

In September 2020, WeWork agreed to transfer its rights as managing member and all of its other rights, titles, interests, obligations and commitments in respect of the Creator Fund to an affiliate of SBG and the Creator Fund was deconsolidated. As substantially all of the net assets of the Creator Fund were previously allocated to the noncontrolling interests, no gain or loss was recognized on deconsolidation of the Creator Fund. In connection with this transaction, the parties also agreed, among other things, that WeWork would not be required to reimburse SBG for the $21.6 million Creator Awards production services reimbursement obligation payable to SBG as of December 31, 2019, as described in Note 24 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus and that WeWork would receive a share of investment returns above a specified threshold. In connection with the Sound Ventures Transaction described below, in June 2021, the parties agreed to increase the investment returns threshold. As SBG is a principal shareholder of WeWork, the forgiveness of this obligation was accounted for as a capital contribution and reclassified from liabilities to additional paid-in-capital during the year ended December 31, 2020.

Sound Ventures

In June 2021, an affiliate of SBG acquired WeWork’s limited partnership interest in Sound Ventures II, L.P. Such affiliate of SBG assumed the commitment to remit approximately $2 million to Sound Ventures II, L.P. when and as called, and funded WeWork for its limited partnership interest based on already funded contributions of approximately $6 million (the “Sound Ventures Transaction”).

VistaJet

In May 2020, WeWork sold its unused flight hours with VistaJet, an aviation company offering private flight services, to an affiliate of SBG at cost, through the cancellation of $1.5 million in debt.

WeWork Partnership

In July 2019, WeWork completed a reorganization into an “UP-C” structure. As a result of the reorganization, WeWork Inc. is now the ultimate holding company for the subsidiaries WeWork uses to operate its business and hold its assets.

WeWork’s primary assets, held through wholly owned subsidiaries, are non-controlling “limited partner” interests and a controlling “general partner” interest in an operating partnership called the WeWork Partnership. Former members of WeWork’s senior management team have also been issued non-controlling “limited partner” interests in the WeWork Partnership as part of WeWork’s compensation program described below under “—WeWork Partnerships Profits Interest Units.”

As a result of its interests in the general partner of the WeWork Partnership, and subject to certain restrictions set forth in the Partnership Agreement, WeWork Inc. generally controls all of the affairs and decision-making of the WeWork Partnership. As such, WeWork Inc. is responsible for all operational and administrative decisions of the WeWork Partnership and the day-to-day management of the WeWork Partnership’s business. The general partner of the WeWork Partnership cannot be removed as the general partner of the WeWork Partnership without the approval of WeWork Inc.

Partnership interests do not have any direct voting rights with respect to WeWork Inc. However, each holder of partnership interests in the WeWork Partnership (other than direct and indirect subsidiaries of WeWork Inc.) holds one share of WeWork Class C Common Stock per partnership interest. The WeWork Class C Common Stock has one vote per share. The WeWork Class C Common Stock has no economic rights.

Subject to certain restrictions set forth in the Partnership Agreement, holders of partnership interests (other than direct and indirect subsidiaries of WeWork Inc.) may exchange their partnership interests for (at WeWork Inc.’s election) shares of WeWork Class A Common Stock or cash, as described more fully below under “ —WeWork Partnerships Profits Interest Units.” Upon the exchange of partnership interests in the WeWork Partnership for shares of WeWork Class A Common Stock or cash or the forfeiture of unvested partnership interests in the WeWork Partnership, the corresponding shares of WeWork Class C Common Stock will be redeemed.

The exchange of partnership interests as described above is taxable to the individual making such exchange and, to the extent that the individual has taxable gain on the exchange, results in a benefit to WeWork Inc. in the form of increased tax basis in WeWork’s assets and therefore greater depreciation deductions. However, unlike in many UP-C structures, no holder of a profits interest or other interest in the WeWork Partnership is entitled to a “tax receivable” payment or other similar payment by WeWork Inc. in respect of tax attributes that may accrue to it upon the exchange of such profits interest or other interest for cash or shares of WeWork Common Stock.

All of the partnership interests in the WeWork Partnership are subject to certain restrictions on transfer and exchange.

Any time a share of Class A Common Stock of WeWork Inc. is issued, redeemed, repurchased, acquired, canceled or terminated by WeWork Inc., one partnership interest indirectly held by WeWork Inc. will be issued or canceled, as applicable, by the WeWork Partnership so that the number of partnership interests in the WeWork Partnership held indirectly by WeWork Inc. at all times equals the number of shares of Class A Common Stock of WeWork Inc. outstanding, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Pursuant to the terms of the Partnership Agreement, except with respect to tax distributions, WeWork Inc. has the authority to determine when ordinary distributions will be made to the holders of partnership interests in the WeWork Partnership and the amounts of any such distributions. If WeWork Inc. authorizes an ordinary distribution by the WeWork Partnership, such distribution will generally be made first to the wholly owned subsidiaries of WeWork Inc. until the aggregate distributions equal the “aggregate distribution threshold” (as discussed below under “ —WeWork Partnerships Profits Interest Units”), and then shared among all partners, including the holders of vested WeWork Partnerships Profits Interest Units (also discussed below under “ —WeWork Partnerships Profits Interest Units”). Like the other partners in the WeWork Partnership, WeWork Inc. may incur U.S. federal, and applicable state and local, income taxes on its wholly owned subsidiaries’ distributive shares of any net taxable income of the WeWork Partnership. Pursuant to the Partnership Agreement, cash distributions will be made to these subsidiaries and the other holders of partnership interests (including WeWork Partnerships Profits Interest Units) in the WeWork Partnership in amounts intended to be sufficient for such holders to pay their respective U.S. federal, and applicable associated state and local, income tax liabilities with respect to such net taxable income. Any and all such tax distributions shall reduce subsequent ordinary and liquidating distributions otherwise payable to these wholly owned subsidiaries and the other holders of partnership interests (including WeWork Partnerships Profits Interest Units) in the WeWork Partnership.

WeWork Partnerships Profits Interest Units

As noted above, former members of WeWork’s senior management team were issued limited partnership interests in the WeWork Partnership in 2019. These WeWork Partnerships Profits Interests Units are intended to qualify as “profits interests” for U.S. federal income tax purposes. WeWork no longer grants these types of awards.

Holders of vested WeWork Partnerships Profits Interest Units may receive value from their awards in two ways—by receiving distributions or by, at the election of the holder, (a) converting their WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units, or (b) exchanging (along with the corresponding shares of WeWork Class C Common Stock) their WeWork Partnerships Profits Interest Units for (at WeWork Inc.’s election) shares of WeWork Class B Common Stock (which would immediately and automatically be exchanged for WeWork Class A Common Stock) or cash of an equivalent value.

Distributions

When the WeWork Partnership makes distributions to its partners, the holders of vested WeWork Partnerships Profits Interest Units are generally entitled to share in those distributions with the other partners, including the wholly owned subsidiaries of WeWork Inc. that hold partnership interests, once the aggregate amount of distributions since the WeWork Partnerships Profits Interest Units were issued equals the “aggregate distribution threshold” with respect to those WeWork Partnerships Profits Interest Units. The “aggregate distribution threshold” with respect to any profits interest equals the total value of the WeWork Partnership when the profits interest is issued, and such amount is generally determined based on a valuation of the WeWork Partnership performed by a third-party valuation firm. Once a profits interest holder is entitled to share in distributions (because prior distributions have been made in an amount equal to the aggregate distribution threshold), the holder is entitled to receive distributions in an amount equal to a “preference amount,” which is a set dollar amount per profits interest equal to the difference between the profits interest’s “per-unit distribution threshold” (which is the per-profits-interest equivalent of the aggregate distribution threshold, as determined by the third-party valuation firm) and its “catch-up base amount” (which is similar to an option exercise price), and thereafter shares pro rata in distributions with other partners in the WeWork Partnership.

Exchange

Holders can also, at the election of the holder, (a) convert their vested WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units or (b) exchange (along with the corresponding shares of WeWork Class C Common Stock) their WeWork Partnerships Profits Interest Units for (at WeWork’s election) shares of WeWork Class B Common Stock (which would immediately and automatically be exchanged for WeWork Class A Common Stock) or cash of an equivalent value. Similar to their entitlement to distributions, as described above, holders of vested WeWork Partnerships Profits Interest Units interests can receive value through such an exchange only if the value of the WeWork Partnership has increased above the aggregate distribution threshold. This is measured by comparing the value of a share of WeWork Class A Common Stock on the day of exchange to the per-unit distribution threshold for the exchanged profits interest. If, on the day that a profits interest is exchanged, the value of a share of WeWork Class A Common Stock exceeds the per-unit distribution threshold for the exchanged profits interest, then the holder is entitled to receive that difference plus the preference amount for the profits interest (subject to certain downward adjustments for prior distributions by the WeWork Partnership).

A WeWork Partnerships Profits Interest Units holder is never entitled to receive any value for their “catch-up base amount,” whether through distributions or on exchange. A higher trading price and a lower catch-up base amount each generally results in more shares being issued to the exchanging holder, except that the number of shares of WeWork Class B Common Stock (which would immediately and automatically be exchanged for WeWork Class A Common Stock) issuable upon exchange of each profits interest can never be greater than one.

See Note 22 of the notes to WeWork’s annual audited consolidated financial statements and Note 14 of the notes to WeWork’s interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details on the WeWork Partnerships Profits Interest Units and activity during the year ended December 31, 2020, and six months ended June 30, 2021, respectively.

In February 2021, in connection with the Settlement Agreement, the WeWork Partnerships Profits Interest Units held by Mr. Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. As a result, Mr. Neuman has 24,081,668 fully vested WeWork Partnerships Profits Interest Units. The per unit distribution thresholds for Mr. Neumann’s WeWork Partnerships Profits Interest Units were also amended to initially be $10.00 and may be subject to downward adjustment based on the closing trading price of New WeWork’s shares on the Closing Date.

In connection with the Business Combination, the Partnership Agreement will be amended at the Closing to implement mechanical changes to reflect the conversion of shares of capital stock of WeWork Inc. to shares of New WeWork Common Stock (including the conversion of shares of WeWork Class C Common Stock into shares of New WeWork Class C Common Stock). Specifically, the number of outstanding partnership interests in the WeWork Partnership (including all WeWork Partnerships Profits Interest Units, including WeWork Partnerships Profits Interest Units held by Mr. Neumann) will be adjusted to equal the number of shares of the corresponding class of common stock of New WeWork (which, in the case of the WeWork Partnerships Profits Interest Units, is the New WeWork Class C Common Stock), taking into account the Exchange Ratio in the First Merger. The per-unit distribution threshold and catch-up base amount for the WeWork Partnerships Profits Interest Units will also be equitably adjusted to maintain the pre-Business Combination economics of the WeWork Partnerships Profits Interest Units. As described above, in addition to the adjustments to the number of outstanding WeWork Partnerships Profits Interest Units held by Mr. Neumann taking into account the Exchange Ratio in the First Merger and corresponding equitable adjustments to the distribution threshold and catch-up base amounts for those WeWork Partnerships Profits Interest Units, the per-unit distribution threshold for Mr. Neumann’s WeWork Partnerships Profits Interest Units may be subject to further (downward) adjustment if the closing trading price of shares of New WeWork Class A Common Stock on the Closing Date is less than a price per share equal to $10.00 divided by the Exchange Ratio. Following the Business Combination, vested WeWork Partnerships Profits Interest Units (“PIUs”) can, at the election of the holder of the PIUs, be

(a) converted into WeWork Partnerships Class A Common Units or (b) exchanged (along with the corresponding shares of BowX Class C Common Stock) for (at BowX’s election) shares of BowX Class A Common Stock or cash of an equivalent value.

International Joint Ventures and Strategic Partnerships

Together with entities affiliated with certain of WeWork’s directors and holders of more than 5% of a class of its capital stock, WeWork had formed three international joint ventures, ChinaCo, JapanCo and PacificCo, to pursue international expansion and strategic partnerships. Together with SBG affiliates, WeWork formed JapanCo and PacificCo and, together with SBG, Hony Capital, Trustbridge Partners and other investors, WeWork formed ChinaCo.

In April 2020, WeWork closed the PacificCo Roll-up transaction and issued 34,482,759 shares of convertible WeWork Series H-1 Preferred Stock in exchange for all interests held by affiliates of SBG in PacificCo. Upon completion of the PacificCo Roll-up, PacificCo became a wholly owned subsidiary of WeWork.

In September 2021, an affiliate of SBG and WeWork closed on the formation of a new joint venture (“LatamCo”) to operate the Company’s businesses in Brazil, Mexico, Colombia, Chile and Argentina under the WeWork brand. Upon formation of LatamCo, the Company contributed its businesses in the countries listed above, committed to fund $12.5 million, and remains as guarantor on certain lease obligations and Softbank Latin America Fund committed to fund $80.0 million.

WeWork has entered into services agreements with each of these joint ventures where WeWork provides certain intellectual property and trademark rights and support services to enable the joint ventures to carry out their businesses in exchange for an annual fee.

In July 2020, a subsidiary of WeWork extended a $25.0 million bridge loan to ChinaCo, to fund ChinaCo’s short-term working capital needs until the closing of the Trustbridge Transaction. WeWork also entered into a cooperation letter with ChinaCo and Trustbridge Partners which established a joint committee to facilitate communication and cooperation regarding the operations and management of ChinaCo through the closing of the Trustbridge Transaction. The bridge loan was repaid on October 2, 2020.

In April 2018, WeWork, ChinaCo and PacificCo entered into an agreement to purchase naked Hub (the “Naked Hub Agreement”), where a portion of the consideration for the acquisition was shares of WeWork Class A Common Stock. ChinaCo subsequently provided WeWork a promissory note, dated April 26, 2018, for an amount equal to the value of this stock consideration as set forth in the Naked Hub Agreement. This promissory note was repayable by ChinaCo in cash to WeWork on April 26, 2021. In October 2020, this promissory note was converted to equity in ChinaCo in connection with the ChinaCo financing.

In the first quarter of 2021, JapanCo entered into a management agreement with an affiliate of SBG pursuant to which a WeWork location in Japan operates a floor in a building owned by such affiliate, with no rent or minimum monthly payments, in exchange for a fixed monthly fee of approximately $9,500 per month and a 15% incentive fee of building profits.

In September 2021, JapanCo intends to enter into a series of transactions with OfaaS Corp., an affiliate of SBG (“OfaaS”), pursuant to which the parties will agree to (i) a revenue sharing arrangement where JapanCo will pay OfaaS 5% of sales derived from JapanCo’s strategic partnership with JR East Japan Station Work as compensation for OfaaS’ role in brokering and negotiating such strategic partnership, (ii) a secondment and consulting arrangement pursuant to which OfaaS will provide JapanCo with personnel and other resources to perform certain sales services (including sales operations, reporting, enterprise strategy, broker relations and marketing support) for a period of six (6) months at a cost of JPY 14,500,000 per month, and (iii) terminate JapanCo’s existing sales service agreement with OfaaS and enter into a new broker agreement pursuant to JapanCo’s standard terms of service, with an exception to permit OfaaS (unlike JapanCo’s other brokers) to refer, and receive referral fees from JapanCo for, its and SBG’s affiliates.

See Note 6 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details on WeWork’s international joint ventures and strategic partnerships.

Real Estate Transactions

WeCap Investment Group

In March 2017, together with Rhône Group, WeWork formed the WPI Fund. Steven Langman, who served as one of WeWork’s directors during 2019 through the first week of 2020, co-founded and manages Rhône Group. Mr. Langman and Mr. Neumann, who served as WeWork’s Chief Executive Officer and one of its directors until 2019, have each served on the management committees of the entities that currently advise and manage the WPI Fund, and Mr. Langman continues to serve on those committees.

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In 2019, Mr. Langman was appointed by Rhône Group to the management committee of the investment adviser of the WPI Fund and other investment vehicles, WeWork Capital Advisors LLC (“WeCap” (formerly known as “ARK Capital Advisors LLC”), as one of two designees of Rhône Group on such committee. Mr. Langman was also appointed to serve on the investment committee for the Ark Master Fund LP, including its parallel and related vehicles (the “Ark Master Fund”) in addition to continuing to serve on the investment committee for the WPI Fund.

WeWork’s general partner interests in Waller Creek Holdings LP, DSQ, WPI Fund and ARK Master Fund are held through the WeCap Holdings Partnership, in which Rhône Group also participates to the extent provided by the governing documents of the WeCap Holdings Partnership.

WeWork funded two $25.0 million convertible promissory notes in 2018 in connection with securing a potential investment opportunity that was being evaluated by the WPI Fund. During 2019, WeWork converted this $50.0 million loan into an initial 17.4% interest in the 424 Fifth Venture, including $2.8 million of capitalized transaction costs. The WPI Fund was also an initial 39.1% owner in the 424 Fifth Venture. The 424 Fifth Venture was initially capitalized with the $50.0 million investment from WeWork, $112.5 million from the WPI Fund, $125.0 million of equity from other investors and debt facilities (held by subsidiaries of the 424 Fifth Venture) of up to $900.0 million in the aggregate, of which $658.8 million was drawn as of December 31, 2019. Such debt financing was provided by a group of lenders that included J.P. Morgan Chase Bank, N.A. The WPI Fund also subsequently contributed an additional $35.9 million and WeWork subsequently contributed an additional $6.5 million during the year ended December 31, 2019. In March 2020, the 424 Fifth Venture property located in New York City was sold to a third-party buyer and the debt financing from J.P. Morgan Chase Bank, N.A. was repaid.

Finally, WeWork has entered into operating lease agreements with landlord entities in which the WPI Fund and following the ARK/WPI Fund combination, other real estate acquisition vehicles managed or sponsored by the WeCap Investment Group have an interest, on what WeWork believes to be commercially reasonable terms. During the 6 months ended June 30, 2021, WeWork had a contractual obligation totaling $28.9 million and it recognized $23.0 million of lease cost expense related to these leases. Future minimum lease cost payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $687.5 million as of June 30, 2021. The future minimum lease cost payments disclosed are the gross amount payable and are not net of tenant lease incentive receivables of approximately $14.2 million as of June 30, 2021.

In August 2019, the Company reorganized its real estate acquisition platform (such platform, following the ARK/WPI combination described herein, and inclusive of the investment vehicles sponsored, co-sponsored, managed, or co-managed by the WeCap Manager and Sponsor Group, “WeCap Investment Group”). Through this reorganization (the “ARK/WPI combination”), the Company acquired from Rhône a controlling financial interest in the WeCap Manager, the management company for the WeCap Investment Group in exchange for a 20% noncontrolling interest in the WeCap Manager. The WeCap Manager is the surviving entity resulting from the merger of the legacy entity that previously managed WeWork Property Investors LP, including its parallel and related vehicles (collectively the “WPI Fund”), which was indirectly owned 50% by us and 50% by affiliates of Rhône and was unconsolidated prior to the ARK/WPI combination, and the wholly owned and consolidated legacy entity that previously managed the ARK Master Fund LP (the “ARK Master Fund”) including its parallel and related vehicles. Following the ARK/WPI combination, the Company consolidates the WeCap Manager. The portion of consolidated equity attributable to Rhône’s interest in the WeCap Manager is reflected as a noncontrolling interest in the equity section of the accompanying consolidated balance sheets as of December 31, 2020 and 2019.

See Notes 6 and 11 of the notes to WeWork’s consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details on WeWork’s relationships with the ARK/WPI Fund.

Mr. Neumann

WeWork is, or was, also party to lease agreements for four commercial properties with landlord entities in which Mr. Neumann, WeWork’s former chief executive officer, has an ownership interest. These leases, individually and in the aggregate, are not material to WeWork’s operations and entry into these lease agreements was duly approved by WeWork. As of June 30, 2021, future undiscounted minimum lease payments under these leases represented approximately 0.5% of WeWork’s total lease commitments. During the 6 months ended June 30, 2021, WeWork had a contractual obligation totaling $6.4 million to the landlord entities under these leases. During the 6 months ended June 30, 2021, WeWork received no payments from the landlord entities in the form of tenant improvement reimbursements related to these leases.

Terms of the termination of two of these lease agreements were agreed in February 2021 and one of the two was formally terminated on August 6, 2021 upon receiving the necessary ordinary course approvals. The negotiations for the two lease terminations occurred in the ordinary course and on arms’ length terms, and with respect to the lease that was formally terminated, included the landlord entity’s surrender and return of a $3.4 million letter of credit in exchange for payment of the corresponding amounts of the letter of credit, and the landlord entity’s forgiveness of the remaining rent amounts owed.

In addition, one of the other leases was assigned to Ampa in connection with the Israel Transaction and, therefore, WeWork is no longer a party to the lease agreement.

Membership and Service Agreements

WeWork has entered into membership agreements and/or other agreements relating to the provision of services with affiliates of SBG and SoftBank Vision Fund and affiliates of Rhône Group. WeWork believes that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis. During the six months ended June 30, 2021, WeWork earned $69.7 million from such agreements with affiliates of SBG and SoftBank Vision Fund and $0.9 million from such agreements with affiliates of Rhône Group.

During the six months ended June 30, 2021, WeWork recognized expenses of approximately $10.0 million for services provided by SBG and its affiliates.

Under the 2019 Omnibus Agreement, WeWork also provided healthcare, security and office space to Mr. Neumann until March 2021 at a cost of $2.6 million.

Non-Compete Agreement

During the year ended December 31, 2019, SBG entered into a non-compete agreement with Mr. Neumann, WeWork’s former chief executive officer, for a cash payment of $185.0 million, of which 50% was paid initially, with the remaining 50% payable in twelve equal monthly installments. Concurrent with the termination of the 2020 Tender Offer, this agreement was terminated and SBG ceased making payments under this agreement.

During 2019, WeWork recorded this as an expense to be paid for by a principal shareholder as WeWork also benefitted from the arrangement through restricting Mr. Neumann’s ability to provide similar services to a competing organization. In connection with the Settlement Agreement, a new non-compete agreement has been entered into by Mr. Neumann with both WeWork and SBG. WeWork also became a party to (rather than simply a beneficiary of) this new non-compete agreement. WeWork does not have any financial obligation to Mr. Neumann under this agreement.

PIPE Investment

In connection with the execution of the Merger Agreement, BowX entered into separate Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, and BowX agreed to sell to the PIPE Investors, the PIPE Shares for a purchase price of $10.00 per share and an aggregate purchase price of $800,000,000, in the PIPE Investment. The PIPE Investment will be consummated prior to or substantially concurrently with the closing of the Business Combination. For additional information, see the section entitled “BCA Proposal — Related Agreements — PIPE Subscription Agreements.”

Bruce Dunlevie, who currently serves on our board of directors and is a director nominee for New WeWork’s board of directors, will participate in the PIPE Investment through a family trust entity on the same terms and conditions as the other PIPE Investors for an aggregate purchase price of $10,000,000. In addition, certain of WeWork’s existing investors or their affiliates are participating in the PIPE Investment, which may provide such investors the opportunity to materially increase the size of their investment in WeWork. None of these existing WeWork investors are the beneficial owners of more than 5% of our capital stock or of New WeWork’s capital stock, in each case, on an as converted to common stock basis.

FIRPTA Letter

On March 25, 2021, concurrently with the execution of the Merger Agreement, SBWW, SVFE, BowX and WeWork entered into a letter agreement related to WeWork’s potential current or future status as a USRPHC and related tax withholding matters in connection with the transactions contemplated by the Merger Agreement. See the section entitled “BCA Proposal — Related Agreements — FIRPTA Letter” for a further discussion of this arrangement.

Other Transactions

In August 2020, WeWork closed the sale of Flatiron to Carrick Capital Partners (“Carrick”). Arthur Minson, WeWork’s former Co-Chief Executive Officer, is an investor in the entity that Carrick used to purchase Flatiron. In connection with the sale, WeWork waived certain non-compete obligations for Mr. Minson to allow him to serve on the board of, and also invest in, Flatiron.

In August 2021, WeWork and Cushman entered into a non-binding exclusive strategic partnership to market both landlords and businesses on WeWork’s management experience platform and on new jointly developed solutions. The partnership is intended to provide clients with best-in-class office operations by combining WeWork’s proprietary platform of workplace experience management software and hospitality experience with Cushman’s asset and facilities management services. Together, WeWork and Cushman will work to unlock opportunities to provide landlords and businesses with the ability to create a differentiated workplace experience for tenants and employees in the new hybrid world of work where flexibility remains at the forefront. In addition, Cushman, WeWork and BowX are in discussions regarding a potential transaction where Cushman would provide up to $150,000,000.00 in a non-dilutive backstop equity facility (the “Backstop Facility”) on mutually agreeable terms. The Backstop Facility would be subject to required approvals and the expiration or termination of any applicable waiting periods under the HSR Act. The material terms of the partnership are non-binding and subject to finalization of definitive documentation.

WeWork Policies and Procedures for Related Party Transactions

WeWork’s board of directors recognizes that transactions with related parties can present potential or actual conflicts of interest and may raise questions as to whether those transactions are consistent with our best interests and the best interests of our stockholders. Therefore, WeWork’s board of directors has adopted a written policy on transactions with any related party, which is defined as any person who, since the beginning of WeWork’s last fiscal year, is, or at any time was, a director, executive officer or nominee for director, any beneficial owner of more than 5% of any class of our capital stock, and any of their immediate family members.

Under the policy, a related party must promptly disclose to WeWork’s chief legal officer, deputy chief legal officer, chief compliance officer, deputy chief compliance officer or other person designated by the audit committee of the board of directors (i) any transaction in which WeWork was, are or will be a participant and that related party had, has or will have a direct or indirect interest and (ii) all material facts with respect thereto. WeWork’s chief legal officer, deputy chief legal officer, chief compliance officer, deputy chief compliance officer or other person designated by the audit committee of the board of directors will make an initial assessment as to whether the transaction constitutes a related party transaction that would be reportable by WeWork pursuant to Item 404(a) of Regulation S-K, in which case the transaction would require approval by either a majority of the independent members of WeWork’s board of directors who are disinterested with respect to such related party transaction or all of the members of WeWork’s audit committee.

Any member of the audit committee who is, or whose immediate family member is, or whose household member (other than a tenant or employee) is, a related party with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction.

After the closing of the Business Combination, New WeWork expects to implement a new policy for approving related party transactions.

DESCRIPTION OF BOWX SECURITIES

The following summary of the material terms of BowX’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The descriptions below are qualified by reference to the actual text of the Proposed Charter. We urge you to read our Proposed Charter in its entirety for a complete description of the rights and preferences of BowX’s securities following the Business Combination. The Proposed Charter is described in “The Organizational Documents Proposals” and the full text of the Proposed Charter is attached as Annex B to this proxy statement/prospectus.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 1,625,041,666 shares across all classes of New WeWork Capital Stock, consisting of (a) 1,500,000,000 shares of New WeWork Class A Common Stock, 25,041,666 shares of New WeWork Class C Common Stock, and (c) 100,000,000 shares of New WeWork Preferred Stock.

The outstanding shares of BowX Class A Common Stock are, and the shares of New WeWork Class A Common Stock issued in the Business Combination will be duly authorized, validly issued, fully paid and non-assessable. Following the consummation of the Business Combination, all outstanding shares of BowX Class A Common Stock will be reclassified as shares of New WeWork Common Stock on a one-to-one basis. There will be no outstanding shares of BowX Class B Common Stock following the Business Combination as the outstanding BowX Class B Common Stock will be converted into shares of New WeWork Class A Common Stock in connection with the Business Combination. As of the record date for the special meeting, there were                shares of BowX Common Stock and no shares of preferred stock of BowX outstanding.

BowX Class A Common Stock Prior to the Business Combination

We are providing the public stockholders of BowX Class A Common Stock with the opportunity to redeem their shares of BowX Class A Common Stock upon the consummation of the Business Combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the Closing, including interest earned on the funds held in the trust account and not previously released to us to pay out of taxes payable, divided by the number of then outstanding shares of public stock, subject to the limitations described herein. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to the BowX Class B Common Stock and have agreed to waive their redemption rights with respect to any public stock that they may have acquired during or after our initial public offering in connection with the completion of our Business Combination.

We will consummate the Business Combination only if a majority of the outstanding shares of BowX Class A Common Stock voted at the special meeting virtually or by proxy is voted in favor of the BCA Proposal and the other conditions under the Merger Agreement to the parties’ obligations to close, as described above under “The BCA Proposal — The Merger Agreement and Plan of Reorganization — Conditions to Closing; Termination — Conditions to Closing,” are satisfied or, where permitted, waived. However, the participation of the Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if holders who currently own a majority of the outstanding Shares of public stock indicate their intention to vote, against the Business Combination.

Our Sponsor, officers and directors have agreed to vote any shares of BowX Common Stock owned by them in favor of the Business Combination. Public stockholders may elect to redeem their public stock without voting on the Business Combination Proposal and irrespective of whether they vote for or against the Business Combination.

Pursuant to our Existing Charter, if we are unable to complete our initial business combination by August 7, 2022, or obtain the approval of our stockholders to further extend the deadline for us to consummate an initial business combination, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds therefor, redeem the public stock, at a per share price which is payable in cash and equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public stock, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their shares of BowX Class B Common Stock if we fail to complete our initial business combination within the prescribed timeframe (although they will be entitled to liquidating distributions from the trust account with respect to any public stock they hold).

There are no sinking fund provisions applicable to BowX Common Stock, except that we will provide our holders of public stock with the opportunity to redeem all or a portion of their public stock upon the completion of our initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the business combination, including interest earned on the funds held in the trust account (which interest will be net of taxes payable by us and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding shares of public stock, subject to the limitations described herein.

In the event of a liquidation, dissolution or winding up of BowX after our initial business combination, our holders of BowX Class A Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Shares of BowX Class A Common Stock provide for no preemptive or other subscription rights.

BowX Class B Common Stock Prior to the Business Combination

The shares of BowX Class B Common Stock are identical to the shares of BowX Class A Common Stock included in the units sold in our initial public offering, and holders of these shares have the same stockholder rights as Public Stockholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, (ii) our Sponsor, officers and directors, have entered into agreements with us, pursuant to which they have agreed to waive (A) their redemption rights with respect to any Founder Shares and any public stock held by them in connection with the completion of our initial business combination, (B) their redemption rights with respect to any founder shares and any shares of public stock held by them in connection with a stockholder vote to approve an amendment to our Existing Charter (x) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or certain amendments to our Existing Charter or to redeem 100% of our public stock if we do not complete our initial business combination before August 7, 2022, or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within 24 months from the initial public offering or during any extension period, although they will be entitled to liquidating distributions from the trust account with respect to any public stock they hold if we fail to complete our initial business combination within such time period, (iii) the Founder Shares are shares of BowX Class B Common Stock that will automatically convert into shares of BowX Class A Common Stock at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights as described herein and (iv) the holders of Founder Shares are entitled to registration rights. The holders of the Founder Shares have agreed pursuant to the letter agreement to vote any Founder Shares and any public stock held by them in favor of the Business Combination. Permitted transferees of the Founder Shares and private placement warrants and their component securities will be subject to the same restrictions described herein applicable to the holders of such securities.

The shares of BowX Class B Common Stock will automatically convert into shares of BowX Class A Common Stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as described herein). In the case that additional shares of BowX Class A Common Stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in this offering and related to the closing of our initial business combination (including pursuant to a specified future issuance), the ratio at which shares of BowX Class B Common Stock shall convert into shares of BowX Class A Common Stock will be adjusted (unless the holders of a majority of the then-outstanding shares of BowX Class B Common Stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of BowX Class A Common Stock issuable upon conversion of all shares of BowX Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the initial public offering plus all shares of BowX Class A Common Stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in the Business Combination). The Sponsor and its permitted transferees have agreed to waive, to the fullest extent permitted by law, the ability to adjust the one-to-one initial conversion ratio pursuant to Section 4(B)(2)(ii) of our Existing Charter in connection with the issuance of additional BowX Class A Common Stock in the Business Combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our initial stockholders, officers and directors or their affiliates, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our BowX Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

The Existing Charter provides, and the Proposed Charter will provide, that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of preferred stock. The board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of BowX Common Stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of BowX or the removal of existing management.

BowX has no preferred stock outstanding at the date hereof, and will have no preferred stock outstanding as of the Closing.

Redeemable Warrants

Public Warrants

Each whole public warrant entitles the registered holder to purchase one whole share of our BowX Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the initial public offering or 30 days after the completion of our initial business combination. The public warrants will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of BowX Class A Common Stock pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of BowX Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No public warrant will be exercisable and we will not be obligated to issue shares of BowX Class A Common Stock upon exercise of a public warrant unless BowX Class A Common Stock issuable upon such public warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In no event will we be required to net cash settle any public warrant. In the event that a registration statement is not effective for the exercised public warrant ants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of BowX Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our reasonable best efforts to file, and within 60 business days following the initial business combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of BowX Class A Common Stock issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of BowX Class A Common Stock until the warrants expire or are redeemed; provided that, if the BowX Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may redeem the outstanding public warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

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if, and only if, the last reported sale price of the BowX Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which BowX sends the notice of redemption to the warrant holders.

If and when the public warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of BowX Class A Common Stock upon exercise of the public warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of BowX Class A Common Stock under the blue sky laws of the state of residence in those states in which the public warrants were offered by us in this offering.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise its public warrants prior to the scheduled redemption date. However, the price of BowX Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the public warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of BowX Class A Common Stock issuable upon the exercise of our public warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of BowX Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of BowX Class A Common Stock underlying the public warrants, multiplied by the difference between the exercise price of the Public Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the BowX Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of BowX Class A Common Stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the public warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

Commencing ninety days after the warrants become exercisable, BowX may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Company’s Class A Common Stock;

•

if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which BowX sends the notice of redemption to the warrant holders;

•	if, and only if, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The “fair market value” of the Class A common stock for this purpose shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. See “Description of BowX Securities—Private

Placement Warrants” for further information on the terms of the Private Placement Warrants and “Risk Factors—Risks Related to the Business Combination and BowX—Your unexpired warrants may be redeemed prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.”

In the event BowX shall elect to redeem all of the outstanding warrants that are subject to redemption, then BowX shall fix a date for the redemption (the “Redemption Date”). A notice of redemption shall be mailed by first class mail, postage prepaid, by BowX not less than thirty (30) days prior to the Redemption Date to the registered holders of the outstanding warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. At any time after notice of redemption was given by BowX but prior to the Redemptions Date, the outstanding warrants may be exercised, for cash or on a “cashless basis” pursuant to the terms in the Warrant Agreement between Continental, as warrant agent, and BowX. In the event BowX determines to require all holders of public warrants to exercise their warrants on a “cashless basis”, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “Fair Market Value” in such case. On and after the Redemption Date, the record holder of the warrants shall have no further rights except to receive, upon surrender of the warrants, the Redemption Price.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis pursuant to the Warrant Agreement. The numbers in the table below represent the number of shares of BowX Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by BowX pursuant to this redemption feature, based on the “fair market value” of our BowX Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our BowX Class A Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth below.

	Fair Market Value of BowX Class A Common Stock
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.233	0.255	0.275	0.293	0.309	0.324	0.338	0.350	0.361
54 months	0.229	0.251	0.272	0.291	0.307	0.323	0.337	0.350	0.361
51 months	0.225	0.248	0.269	0.288	0.305	0.321	0.336	0.349	0.361
48 months	0.220	0.243	0.265	0.285	0.303	0.320	0.335	0.349	0.361
45 months	0.214	0.239	0.261	0.282	0.301	0.318	0.334	0.348	0.361
42 months	0.208	0.234	0.257	0.278	0.298	0.316	0.333	0.348	0.361
39 months	0.202	0.228	0.252	0.275	0.295	0.314	0.331	0.347	0.361
36 months	0.195	0.222	0.247	0.271	0.292	0.312	0.330	0.346	0.361
33 months	0.187	0.215	0.241	0.266	0.288	0.309	0.328	0.345	0.361
30 months	0.179	0.208	0.235	0.261	0.284	0.306	0.326	0.345	0.361
27 months	0.170	0.199	0.228	0.255	0.280	0.303	0.324	0.343	0.361
24 months	0.159	0.190	0.220	0.248	0.274	0.299	0.322	0.342	0.361
21 months	0.148	0.179	0.210	0.240	0.268	0.295	0.319	0.341	0.361
18 months	0.135	0.167	0.200	0.231	0.261	0.289	0.315	0.339	0.361
15 months	0.120	0.153	0.187	0.220	0.253	0.283	0.311	0.337	0.361
12 months	0.103	0.137	0.172	0.207	0.242	0.275	0.306	0.335	0.361
9 months	0.083	0.117	0.153	0.191	0.229	0.266	0.300	0.332	0.361
6 months	0.059	0.092	0.130	0.171	0.213	0.254	0.292	0.328	0.361
3 months	0.030	0.060	0.100	0.145	0.193	0.240	0.284	0.324	0.361
0 months	0.000	0.000	0.042	0.115	0.179	0.233	0.281	0.324	0.361

For example, if the average last reported sale price of our BowX Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.255 shares of BowX Class A Common Stock for each whole warrant. However, the exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of BowX Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our BowX Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.284 shares of BowX Class A Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of BowX Class A Common Stock per warrant.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of BowX Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of BowX Class A Common Stock is increased by a stock dividend payable in shares of BowX Class A Common Stock, or by a split-up of shares of BowX Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of BowX Class A Common Stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of BowX Class A Common Stock. A rights offering to holders of BowX Class A Common Stock entitling holders to purchase shares of BowX Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of BowX Class A Common Stock equal to the product of (i) the number of shares of BowX Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for BowX Class A Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of BowX Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for BowX Class A Common Stock, in determining the price payable for BowX Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted-average price of BowX Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of BowX Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of BowX Class A Common Stock on account of such shares of BowX Class A Common Stock (or other shares of our capital stock into which the public warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of BowX Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of BowX Class A Common Stock in connection with a stockholder vote to amend our Existing Charter (i) to modify the substance or timing of our obligation to redeem 100% of our BowX Class A Common Stock if we do not complete our initial business combination within 18 months from the closing of this offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public stock upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of BowX Class A Common Stock in respect of such event.

If the number of outstanding shares of our BowX Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of BowX Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of BowX Class A Common Stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of BowX Class A Common Stock.

Whenever the number of shares of BowX Class A Common Stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of BowX Class A Common Stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of BowX Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of BowX Class A Common Stock (other than those described above or that solely affects the par value of such shares of BowX Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of BowX Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of our BowX Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of BowX Class A Common Stock in such a transaction is payable in the form of BowX Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the public warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the public warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrant when an extraordinary transaction occurs during the exercise period of the public warrant pursuant to which the holders of the public warrant otherwise do not receive the full potential value of the Public Warrants in order to determine and realize the option value component of the public warrant. This formula is to compensate the public warrant holder for the loss of the option value portion of the Public Warrant due to the requirement that the public warrant holder exercise the public warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The public warrants have been issued in registered form under the Warrant Agreement between Continental, as warrant agent, and us. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement of our initial public offering, for a complete description of the terms and conditions applicable to the public warrants. The Warrant Agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of BowX Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a newly issued price of less than $9.20 per share of BowX Class A Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any BowX Class B Common Stock held by our Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the market value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the market value and the newly issued price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the market value and the newly issued price.

The public warrants may be exercised upon surrender of the public warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of BowX Class A Common Stock and any voting rights until they exercise their public warrants and receive shares of BowX Class A Common Stock. After the issuance of shares of BowX Class A Common Stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of BowX Class A Common Stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the BowX Class A Common Stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under the section of the IPO registration statement entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us so long as they are held by our Sponsor or it permitted transferees. Our Sponsor or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants sold as part of the initial public offering, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants included in the units being sold in the initial public offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of BowX Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of BowX Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the BowX Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they are affiliated with us following an initial business combination, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of BowX Class A Common Stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Our Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the BowX Class A Common Stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under the section of the initial public offering registration statement entitled “Principal Stockholders — Restrictions on Transfers of Founder Shares and Private Placement Warrants” made to our officers and directors and other persons or entities affiliated with our Sponsor, whom will be subject to the same transfer restrictions.

BOWX SHARES ELIGIBLE FOR FUTURE SALE

Business Combination Shares

BowX will issue up to 655,300,000 shares of BowX Class A Common Stock to WeWork Stockholders in connection with the Business Combination. The total shares of New WeWork Class A Common Stock to be issued includes shares of New WeWork Class A Common Stock to be issued in respect of outstanding WeWork Common Stock and WeWork Preferred Stock plus shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised in-the-money stock options, restricted stock units, restricted stock awards, in-the-money warrants, WeWork Partnerships Profits Interest Units other than WeWork Partnerships Profits Units with a catch-up base amount greater than the Per Share Merger Consideration (including corresponding shares of New WeWork Class C Common Stock) and the WeWork Series C Convertible Note, respectively, at the Closing. As of September 14, 2021, the exchange ratio is expected to be approximately 0.8257 and there are expected to be issued approximately 558,479,201 shares of New WeWork Class A Common Stock and 19,926,267 shares of New WeWork Class C Common Stock to WeWork stockholders as of the Closing (using the rounded exchange ratio of 0.8257 and not including shares of New WeWork Class A Common Stock underlying or exchangeable for unvested and/or unexercised stock options, restricted stock units, restricted stock awards, warrants and WeWork Partnerships Profits Interest Units). Shares of New WeWork Class A Common Stock underlying or exchangeable for out-of-the-money stock options and warrants are not included in the Aggregate Merger Consideration calculation. The number of shares in the Aggregate Merger Consideration does not include both the number of shares of New WeWork Class C Common Stock and the number of related shares of New WeWork Class A Common Stock.

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees the First Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth anniversary of the Closing. Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock Company at an exercise price of $0.01 per share.

The First Warrant issued to SBWW is an inducement to obtain SBWW’s, and its affiliates’, support in effectuating the automatic conversion of WeWork Preferred Stock on a one-to-one basis to WeWork Common Stock. At the Exchange Ratio, the First Warrant will enable SBWW to purchase 39,115,176 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the First Warrant will have an estimated fair value of approximately $391.2 million. A copy of the form of First Warrant is attached as Exhibit 10.19 to this proxy statement/prospectus.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to the SoftBank Obligor or its designees the LC Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth anniversary of the date of issuance.

The LC Warrant issued to SoftBank Obligor as consideration for the SoftBank Obligor agreeing to continue to act as co-obligor under WeWork’s existing LC Facility for the extension period of one year. At the Exchange Ratio, the LC Warrant will enable SoftBank Obligor to purchase 11,917,938 shares of New WeWork Class A Common Stock. Assuming a price of $10 per share, the LC Warrant will have an estimated fair value of approximately $119.2 million. The Company will record the estimated fair value of the LC Warrant as a deferred asset (guarantee premium), which will be amortized to interest expense over the amended term of the letter of credit facility, in a comparable fashion to a commitment or access fee paid to obtain a revolving credit arrangement. A copy of the form of LC Warrant is attached as Exhibit 10.20 to this proxy statement/prospectus.

All of the shares of BowX Class A Common Stock issued in connection with the Business Combination, including the shares of BowX Class A Common Stock issuable upon exercise of the First Warrant and the LC Warrant, will be freely transferable by persons other than by New WeWork’s “affiliates” without restriction or further registration under the Securities Act, subject to any lock-up restrictions. Sales of substantial amounts of the BowX Class A Common Stock in the public market could adversely affect prevailing market prices of the BowX Class A Common Stock.

Lock-up Provisions

Pursuant to the Lock-Up Agreements, the Sponsor, certain of BowX’s officers and certain of WeWork’s officers and stockholders agreed not to (a) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any Lock-Up Shares, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), for the duration of the applicable Lock-Up Period. For additional information, see the section entitled “BCA Proposal—Related Agreements—Lock-Up Agreement.”

Registration Rights

Pursuant to the Registration Rights Agreement, the Sponsor, certain other directors and officers of BowX, and related parties will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New WeWork Common Stock and warrants held by such parties following the consummation of the Business Combination. For additional information, see the section entitled “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted BowX Common Stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of BowX at the time of, or at any time during the three months preceding, a sale and (ii) BowX is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as BowX was required to file reports) preceding the sale.

Persons who have beneficially owned restricted BowX Common Stock or warrants for at least six months but who are affiliates of BowX at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of BowX Common Stock then outstanding; or

•	the average weekly reported trading volume of BowX Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of BowX under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about BowX.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their Founder Shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after BowX has completed its initial business combination.

BowX anticipates that following the consummation of the Business Combination, New WeWork will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

ADDITIONAL INFORMATION

Submission of Stockholder Proposals

The BowX board of directors is aware of no other matter that may be brought before the special meeting. Only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

Future Stockholder Proposals

For any proposal to be considered for inclusion in our proxy statement for our 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 under the Exchange Act. Such proposals must be received by New WeWork at its principal executive offices at 575 Lexington Avenue, New York, NY 10022, within a reasonable time before New WeWork begins to print and send its proxy materials for the annual meeting.

In addition, the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, establish an advance notice procedure for stockholders who wish to present a nomination or proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of New WeWork’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of New WeWork’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of New WeWork both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New WeWork’s annual meeting of stockholders, New WeWork’s secretary must receive the written notice at New WeWork’s principal executive offices:

•	not earlier than the 90th day;

•	not later than the 120th day; and

•	before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or New WeWork holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder nomination or proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. Pursuant to the Proposed Bylaws, May 4, 2021, is deemed to be the date of the prior annual meeting.

Accordingly, for New WeWork’s 2022 annual meeting, assuming the meeting is held on May 4, 2022, notice of a nomination or proposal must be delivered to New WeWork no later than February 3, 2022, and no earlier than January 4, 2022. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with BowX’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of BowX Acquisition Corp., 2400 Sand Hill Rd., Suite 200 Menlo Park, CA 94025. Following the Business Combination, such communications should be sent in care of New WeWork, 575 Lexington Avenue, New York, NY 10022. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

The validity of the shares of BowX Class A Common Stock to be issued in connection with the Business Combination will be passed upon by Cooley LLP, San Francisco, California.

EXPERTS

The financial statements of BowX Acquisition Corp. as of December 31, 2020, and for the period from May 19, 2020, (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Withum Smith+Brown, PC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of WeWork Inc. at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in the Proxy Statement of BowX Acquisition Corp, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, BowX and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of BowX’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, to stockholders and this proxy statement/prospectus. Upon written or oral request, BowX will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that BowX deliver single copies of such documents in the future. Stockholders may notify BowX of their requests by calling or writing BowX at its principal executive offices at 2400 Sand Hill Rd., Suite 200 Menlo Park, CA 94025 or (650) 352-4877.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

BowX has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

BowX files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on BowX, including this proxy statement/prospectus as well as the accompanying Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

If you could like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us in telephone or writing:

Vivek Ranadivé, Chairman and Co-Chief Executive Officer

BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA

Tel: (650) 352-4877

You may also obtain additional copies of this proxy statement/consent solicitation statement/prospectus by requesting them in writing or by telephone from our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals call toll-free: (800) 662-5200

Banks and Brokerage Firms, please call: (203) 658-9400

Email: bowx.info@investor.morrowsodali.com

If you are a BowX stockholder and would like to request documents, please do so by                 , 2021, or five business days prior to the special meeting, in order to receive them before the special meeting. If you request any documents from us, such documents will be mailed to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus, as well as the accompanying Annual Report on Form 10-K, as amended, for the year ended December 31, 2020, relating to BowX has been supplied by BowX, and all such information relating to WeWork has been supplied by WeWork. Information provided by either BowX or WeWork does not constitute any representation, estimate or projection of any other party.

Neither BowX nor WeWork has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

WEWORK FINANCIAL STATEMENTS

Unaudited Financial Statements of WeWork Inc. for the Three and Six Months ended June 30, 2021 and 2020

Condensed Consolidated Balance Sheets	F-3
Condensed Consolidated Statements of Operations	F-5
Condensed Consolidated Statements of Comprehensive Loss	F-6
Condensed Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests and Equity for the Three and Six months ended June 30, 2021	F-7
Condensed Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling Interests and Equity for the Three and Six months ended June 30, 2020	F-9
Condensed Consolidated Statements of Cash Flows	F-11
Notes to the Condensed Consolidated Financial Statements	F-14

Audited Financial Statements of WeWork Inc. as of December 31, 2020 and 2019 and for each of the Years Ended December 31, 2020, 2019, and 2018

BOWX FINANCIAL STATEMENTS

Unaudited Financial Statements of BowX Acquisition Corp. for the Three and Six Months ended June 30, 2021

Condensed Consolidated Balance Sheet as of June 30, 2021 (Unaudited) and December 31, 2020	F-223
Unaudited Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2021 and for the Period from May 19, 2020 (Inception) through June 30, 2020	F-224
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Three and Six Months Ended June 30, 2021 and for the Period from May 19, 2020 (Inception) through June 30, 2020	F-225
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2021 and for the Period from May 19, 2020 (Inception) through June 30, 2020	F-226
Notes to Unaudited Condensed Consolidated Financial Statements	F-227

Audited Financial Statements of BowX Acquisition Corp. as of December 31, 2020 and for the Period from May 19, 2020 (inception) through December 31, 2020 (Restated)

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (1)	$843,957	$800,535
Accounts receivable and accrued revenue, net of allowance of $99,674 and $107,806 as of June 30, 2021 and December 31, 2020, respectively	118,205	176,521
Other current assets (including related party amounts of $0 and $780 as of June 30, 2021 and December 31, 2020, respectively)	435,448	352,172

Total current assets	1,397,610	1,329,228
Property and equipment, net	5,991,011	6,859,163
Lease right-of-use assets, net	13,923,373	15,107,880
Restricted cash (1)	11,528	53,618
Equity method and other investments	198,163	214,940
Goodwill	678,668	679,351
Intangible assets, net	53,806	49,896
Other assets (including related party amounts of $596,534 and $699,478 as of June 30, 2021 and December 31, 2020, respectively)	932,151	1,062,258

Total assets (1)	$23,186,310	$25,356,334

Liabilities
Current liabilities:
Accounts payable and accrued expenses (including amounts due to related parties of $72,010 and $14,497 as of June 30, 2021 and December 31, 2020, respectively)	$537,600	$723,411
Members’ service retainers	347,057	358,566
Deferred revenue (including amounts from related parties of $2,706 and $9,717 as of June 30, 2021 and December 31, 2020, respectively)	138,207	176,004
Current lease obligations (including amounts due to related parties of $13,217 and $10,148 as of June 30, 2021 and December 31, 2020, respectively)	873,531	847,531
Other current liabilities (including amounts due to related parties of $0 and $900 as of June 30, 2021 and December 31, 2020, respectively)	440,374	83,755

Total current liabilities	2,336,769	2,189,267
Long-term lease obligations (including amounts due to related parties of $558,062 and $436,074 as of June 30, 2021 and December 31, 2020, respectively)	18,977,544	20,263,606
Unsecured related party debt	2,200,000	1,200,000
Convertible related party liabilities, net	57,944	418,908
Long-term debt, net	659,446	688,356
Other liabilities	242,522	221,780

Total liabilities (1)	24,474,225	24,981,917
Commitments and contingencies (Note 16)
Convertible preferred stock; 959,370,218 shares authorized as of June 30, 2021, and 499,018,795 and 368,912,507 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	8,379,182	7,666,098
Redeemable noncontrolling interests	291,901	380,242

WEWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS – (CONTINUED)

(UNAUDITED)

(Amounts in thousands, except share and per share amounts)	June 30, 2021	December 31, 2020
Equity
WeWork Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 941,647,617 shares authorized as of June 30, 2021, and 176,628,752 and 41,512,605 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	177	42
Common stock Class B; par value $0.001; 234,910,597 shares authorized as of June 30, 2021 and zero and 129,382,459 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	129
Common stock Class C; par value $0.001; 50,967,800 shares authorized as of June 30, 2021, and 24,132,575 and 25,168,938 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	24	25
Common stock Class D; par value $0.001; 234,910,597 shares authorized as of June 30, 2021, and zero shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in capital	2,775,762	2,188,319
Accumulated other comprehensive income (loss)	(116,269)	(158,810)
Accumulated deficit	(12,624,690)	(9,703,490)

Total WeWork Inc. shareholders’ deficit	(9,964,996)	(7,673,785)
Noncontrolling interests	5,998	1,862

Total equity	(9,958,998)	(7,671,923)

Total liabilities and equity	$23,186,310	$25,356,334

(1)

The Company’s condensed consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of June 30, 2021 and December 31, 2020, total assets of consolidated VIEs, after intercompany eliminations, were $1.9 billion and $2.1 billion respectively, including $102.6 million and $166.6 million of cash and cash equivalents, respectively, and $10.1 million and $10.0 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $1.6 billion and $1.7 billion as of June 30, 2021 and December 31, 2020, respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except relating to certain lease guarantees totaling $13.6 million and $14.6 million as of June 30, 2021 and December 31, 2020, respectively, provided by WeWork Inc. to certain landlords of the VIEs. See Note 5 for additional details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Revenue (including related party revenue of $38,758 and $45,375 for the three months and $87,694 and $92,637 for the six months ended June 30, 2021 and 2020, respectively. See Note 17)	$593,478	$881,734	$1,191,331	$1,938,617

Expenses:
Location operating expenses — cost of revenue (exclusive of depreciation and amortization of $170,319 and $176,804 for the three months and $345,626 and $351,618 for the six months ended June 30, 2021 and 2020, respectively, shown separately below)	780,489	881,468	1,598,812	1,804,802
Pre-opening location expenses	43,435	78,184	76,839	165,919
Selling, general and administrative expenses(1)	225,082	392,818	499,502	925,101
Restructuring and other related costs	(27,794)	80,529	466,045	136,216
Impairment/(gain on sale) of goodwill, intangibles and other assets	242,104	280,476	541,585	555,959
Depreciation and amortization	180,157	195,797	364,341	390,156

Total expenses (including related party expenses of $14,793 and $24,281 for the three months and $38,253 and $45,526 for the six months ended June 30, 2021 and 2020, respectively. See Note 17)	1,443,473	1,909,272	3,547,124	3,978,153

Loss from operations	(849,995)	(1,027,538)	(2,355,793)	(2,039,536)
Interest and other income (expense), net:
Income (loss) from equity method and other investments	6,068	(43,204)	(24,510)	(47,111)
Interest expense (including related party expenses of $(96,399) and $(71,361) for the three months and $(184,275) and $(95,032) for the six months ended June 30, 2021 and 2020, respectively. See Note 9 and Note 17)	(113,259)	(93,249)	(217,828)	(138,090)
Interest income	4,358	1,978	9,455	8,742
Foreign currency gain (loss)	33,025	54,473	(37,925)	(149,985)
(Loss) gain from change in fair value of related party financial instruments (See Note 9)	1,309	4,197	(350,822)	792,313
Loss on extinguishment of debt	—	—	—	(76,295)

Total interest and other income (expense), net	(68,499)	(75,805)	(621,630)	389,574

Pre-tax loss	(918,494)	(1,103,343)	(2,977,423)	(1,649,962)
Income tax benefit (provision)	(4,015)	(7,095)	(7,282)	(16,115)

Net loss	(922,509)	(1,110,438)	(2,984,705)	(1,666,077)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	34,134	244,706	64,120	603,763
Noncontrolling interest — equity	(470)	1,903	(615)	14,616

Net loss attributable to WeWork Inc.	$(888,845)	$(863,829)	$(2,921,200)	$(1,047,698)

Net loss per share attributable to Class A and Class B common stockholders (see Note 15):

Basic	$(5.05)	$(5.06)	$(16.81)	$(6.14)

Diluted	$(5.05)	$(5.06)	$(16.81)	$(6.14)

Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	175,941,649	170,754,546	173,751,116	170,691,538

(1)

Includes cost of revenue in the amount of $20.6 million and $50.1 million for the three months and $32.7 million and $142.5 million for the six months ended June 30, 2021 and 2020, respectively. Excludes depreciation and amortization of none for the three months and none and $0.2 million for the six months ended June 30, 2021 and 2020, respectively shown separately below.

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Net loss	$(922,509)	$(1,110,438)	$(2,984,705)	$(1,666,077)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0 for the three and six months ended June 30, 2021 and 2020, respectively	(17,748)	(25,040)	20,583	66,906
Unrealized (loss) gain on available-for-sale securities, net of tax of $54 and ($996) for the three months and $(1) and ($996) for the six months ended June 30, 2021 and 2020, respectively	(2,429)	3,595	(2,263)	3,595

Other comprehensive income (loss), net of tax	(20,177)	(21,445)	18,320	70,501

Comprehensive loss	(942,686)	(1,131,883)	(2,966,385)	(1,595,576)
Net (income) loss attributable to noncontrolling interests	33,664	246,609	63,505	618,379
Other comprehensive (income) loss attributable to noncontrolling interests	(273)	(586)	24,221	(12,304)

Comprehensive loss attributable to WeWork Inc.	$(909,295)	$(885,860)	$(2,878,659)	$(989,501)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING

INTERESTS AND EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—March 31, 2021	498,800,426	$8,379,182	$325,762
Issuance of shares in connection with convertible note conversion	218,369	—	—
Net income (loss)	—	—	(34,134)
Other comprehensive income (loss), net of tax	—	—	273

Balance—June 30, 2021	499,018,795	$8,379,182	$291,901

	WeWork Inc. Shareholders’ Equity (Deficit)
(Amounts in thousands, except share amounts)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—March 31, 2021	171,833,523	$172	—	$—	25,041,666	$25	$2,683,770	$(95,819)	$(11,735,845)	$2,007	$(9,145,690)
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(909,091)	(1)	1	—	—	—	—
Issuance of stock for services rendered, net of forfeitures	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	873,142	1	—	—	—	—	91,594	—	—	—	91,595
Exercise of stock options	4,457,773	4	—	—	—	—	10,596	—	—	—	10,600
Cancellation of shares	(536,180)	(1)	—	—	—	—	(10,198)	—	—	—	(10,199)
Exercise of warrants	4494	1	—	—	—	—	(1)	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—	(888,845)	470	(888,375)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(20,450)	—	—	(20,450)
Other	—	—	—	—	—	—	—	—	—	3,521	3,521

Balance—June 30, 2021	176,628,752	$177	—	$—	24,132,575	$24	$2,775,762	$(116,269)	$(12,624,690)	$5,998	$(9,958,998)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(UNAUDITED)

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—December 31, 2020	368,912,507	$7,666,098	$380,242
Issuance of shares in connection with convertible note conversion	218,369	—	—
Exercise of warrants, net	129,887,919	713,084	—
Net income (loss)	—	—	(64,120)
Other comprehensive income (loss), net of tax	—	—	(24,221)

Balance—June 30, 2021	499,018,795	$8,379,182	$291,901

	WeWork Inc. Shareholders’ Equity (Deficit)
(Amounts in thousands, except share amounts)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance—December 31, 2020	41,512,605	$42	129,382,459	$129	25,168,938	$25	$2,188,319	$(158,810)	$(9,703,490)	$1,862	$(7,671,923)
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(1,036,363)	(1)	1	—	—	—	—
Issuance of stock for services rendered, net of forfeitures	—	—	—	—	—	—	(2,143)	—	—	—	(2,143)
Transfer from Class B to Class A	129,382,459	129	(129,382,459)	(129)	—	—	—	—	—	—	—
Stock-based compensation	873,142	1	—	—	—	—	159,785	—	—	—	159,786
Exercise of stock options	5,396,232	5	—	—	—	—	11,710	—	—	—	11,715
Cancellation of shares	(536,180)	(1)	—	—	—	—	(10,198)	—	—	—	(10,199)
Exercise of warrants	494	1	—	—	—	—	(1)	—	—	—	—
Transaction with principal shareholder	—	—	—	—	—	—	428,289	—	—	—	428,289
Net income (loss)	—	—	—	—	—	—	—	—	(2,921,200)	615	(2,920,585)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	42,541	—	—	42,541
Other	—	—	—	—	—	—	—	—	—	3,521	3,521

Balance—June 30, 2021	176,628,752	$177	—	$—	24,132,575	$24	$2,775,762	$(116,269)	$(12,624,690)	$5,998	$(9,958,998)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR THREE MONTHS ENDED JUNE 30, 2020

(UNAUDITED)

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—March 31, 2020	222,329,647	$6,473,861	$684,741
Issuance of noncontrolling interests	—	—	101
Stock-based compensation	—		—
Acquisition of Noncontrolling interest	34,482,759	280,345	(92,822)
Exercise of warrants, net	112,068,966	911,121	—
Net income (loss)	—	—	(244,706)
Other comprehensive income (loss), net of tax	—	—	586

Balance—June 30, 2020	368,881,372	$7,665,327	$347,900

	WeWork Inc. Shareholders’ Equity (Deficit)
(Amounts in thousands, except share amounts)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance—March 31, 2020	41,415,205	$41	129,285,737	$129	27,252,322	$27	$1,859,685	$77,617	$(6,758,001)	$38,453	$(4,782,049)
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(2,022,929)	(2)	2	—	—	—	—
Issuance of stock for services rendered, net of forfeitures	—	—	—	—	—	—	4,103	—	—	934	5,037
Stock-based compensation	86,526	—	26,416	—	—	—	153,401	—	—	32	153,433
Exercise of stock options	5,819	—	29,719	—	—	—	40	—	—	—	40
Settlement of stockholder notes receivable (see Note 14)	(141,658)	—	—	—	—	—	6,129	—	—	—	6,129
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	244	244
Acquisition of noncontrolling interest	—	—	—	—	—	—	(197,949)	10,426	—	—	(187,523)
Net income (loss)	—	—	—	—	—	—	—	—	(863,829)	(1,903)	(865,732)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(22,031)	—	—	(22,031)

Balance—June 30, 2020	41,365,892	$41	129,341,872	$129	25,229,393	$25	$1,825,411	$66,012	$(7,621,830)	$37,760	$(5,692,452)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2020

(UNAUDITED)

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—December 31, 2019	222,329,647	$6,473,604	$1,032,080
Issuance of noncontrolling interests	—	—	101
Stock-based compensation	—	257	—
Acquisition of Noncontrolling interest	34,482,759	280,345	(92,822)
Exercise of warrants, net	112,068,966	911,121	—
Net income (loss)	—	—	(603,763)
Other comprehensive income (loss), net of tax	—	—	12,304

Balance—June 30, 2020	368,881,372	$7,665,327	$347,900

	WeWork Inc. Shareholders’ Equity (Deficit)
(Amounts in thousands, except share amounts)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance—December 31, 2019	41,304,381	$41	129,220,654	$129	27,752,323	$28	$1,879,838	$(2,611)	$(6,574,322)	$322,185	$(4,374,712)
Adoption of ASC 326 (Note 2)	—	—	—	—	—	—	—	—	190	—	190
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(2,522,930)	(3)	3	—	—	—	—
Issuance of stock for services rendered, net of forfeitures	—	—	—	—	—	—	8,204	—	—	1,867	10,071
Stock-based compensation	251,324	—	52,832	—	—	—	166,851	—	—	10	166,861
Exercise of stock options	16,334	—	68,386	—	—	—	125	—	—	—	125
Settlement of stockholder notes receivable (see Note 14)	(206,147)	—	—	—	—	—	11,140	—	—	—	11,140
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	528	528
Distributions to noncontrolling interests	—	—	—	—	—	—	(42,801)	—	—	(272,214)	(315,015)
Acquisition of noncontrolling interest	—	—	—	—	—	—	(197,949)	10,426	—	—	(187,523)
Net income (loss)	—	—	—	—	—	—	—	—	(1,047,698)	(14,616)	(1,062,314)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	58,197	—	—	58,197

Balance—June 30, 2020	41,365,892	$41	129,341,872	$129	25,229,393	$25	$1,825,411	$66,012	$(7,621,830)	$37,760	$(5,692,452)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash Flows from Operating Activities:
Net loss	$(2,984,705)	$(1,666,077)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	364,341	390,156
Impairment of property and equipment	—	2,825
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	555,959
Non-cash transaction with principal shareholder	428,289	—
Loss on extinguishment of debt	—	76,295
Stock-based compensation expense	159,874	44,961
Issuance of stock for services rendered, net of forfeitures	(2,273)	9,834
Non-cash interest expense	105,137	67,390
Provision for allowance for doubtful accounts	17,247	20,956
(Income) loss from equity method and other investments	24,510	47,111
Distribution of income from equity method and other investments	3,210	—
Foreign currency (gain) loss	37,925	148,854
Change in fair value of financial instruments	350,822	(792,313)
Contingent consideration fair market value adjustment	—	(194)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	830,935	234,284
Current and long-term lease obligations	(909,490)	752,026
Accounts receivable and accrued revenue	11,630	(69,988)
Other assets	(58,838)	(13,638)
Accounts payable and accrued expenses	(40,704)	(30,901)
Deferred revenue	(36,684)	36,233
Other liabilities	(3,488)	17,959
Deferred income taxes	1,720	(284)

Net cash provided by (used in) operating activities	(1,158,957)	(168,552)
Cash Flows from Investing Activities:
Purchases of property and equipment	(153,142)	(985,011)
Capitalized software	(17,986)	(12,705)
Change in security deposits with landlords	2,885	(4,875)
Proceeds from asset divestitures and sale of investments, net of cash divested	8,319	1,088,876
Contributions to investments	(26,704)	(93,357)

Net cash provided by (used in) investing activities	(186,628)	(7,072)

WEWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

(UNAUDITED)

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(2,184)	(2,144)
Proceeds from issuance of debt	—	32,445
Proceeds from unsecured related party debt	1,000,000	—
Proceeds from LC Debt Facility	349,011	—
Repayments of debt	—	(759,196)
Repayment of security deposit loan	(2,615)	—
Debt and equity issuance costs	—	(4,124)
Proceeds from exercise of stock options and warrants	2,413	149
Proceeds from issuance of noncontrolling interests	—	629
Distributions to noncontrolling interests	—	(315,015)
Payments for contingent consideration and holdback of acquisition proceeds	(2,523)	(32,792)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	12,177	—
Additions to members’ service retainers	198,194	205,734
Refunds of members’ service retainers	(204,763)	(280,814)

Net cash provided by (used in) financing activities	1,349,710	(1,155,128)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,793)	(22,610)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,332	(1,353,362)
Cash, cash equivalents and restricted cash—Beginning of period	854,153	2,200,688

Cash, cash equivalents and restricted cash—End of period	$855,485	$847,326

	June 30,
(Amounts in thousands)	2021	2020
Cash and cash equivalents	$843,957	$713,984
Restricted cash	11,528	132,342
Cash and cash equivalents held for sale	—	1,000

Cash, cash equivalents and restricted cash	$855,485	$847,326

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Supplemental Cash Flow Disclosures:
Cash paid during the period for interest (net of capitalized interest of $0 and $2,981 during 2021 and 2020, respectively)	$87,907	$48,368
Cash received for operating lease incentives — tenant improvement allowances	233,339	737,392
Cash received for operating lease incentives — broker commissions	670	14,904
Supplemental Disclosure of Non-cash Investing & Financing Activities:
Property and equipment included in accounts payable and accrued expenses	85,877	306,503
Conversion of related party liabilities to into Preferred Stock	711,786	—

Additional ASC 842 Supplemental Disclosures

	Six Months Ended June 30,
(Amounts in thousands)	2021	2020
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$1,133,455	$964,093
Cash paid for interest relating to finance leases in operating activities	2,170	2,368
Cash paid for principal relating to finance leases in financing activities	2,184	2,144
Right-of-use assets obtained in exchange for finance lease obligations	—	920
Right-of-use assets obtained in exchange for operating lease obligations, net of modifications and terminations	(1,011,144)	(469,083)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Note 1. Organization and Business

WeWork Companies Inc. was founded in 2010. The We Company was incorporated under the laws of the state of Delaware in April 2019 as a direct wholly-owned subsidiary of WeWork Companies Inc. As a result of various legal entity reorganization transactions undertaken in July 2019, The We Company became the holding company of our business, and the then-stockholders of WeWork Companies Inc. became the stockholders of The We Company.

Effective October 14, 2020, The We Company changed its legal name to WeWork Inc.

WeWork Inc. holds an indirect general partner interest and indirect limited partner interests in The We Company Management Holdings L.P. (the “WeWork Partnership”). The WeWork Partnership owns 100% of the equity in WeWork Companies LLC. WeWork Inc., through the WeWork Partnership and WeWork Companies LLC, holds all the assets held by WeWork Companies Inc. prior to the legal entity reorganization and is subject to all the liabilities to which WeWork Companies Inc. was subject prior to the legal entity reorganization.

The legal entity reorganization was accounted for as a transfer among entities under common control and the assets and liabilities transferred were recorded based on historical cost and the financial statements are presented as if the transfer occurred at the beginning of the periods presented. WeWork Companies Inc. is the predecessor of WeWork Inc. for financial reporting purposes.

Our core global business offering integrates space, community, services and technology in 763 locations around the world as of June 1, 2021. Our membership offerings are designed to accommodate our members’ distinct space needs. We provide our members the optionality to choose from a dedicated desk, a private office or a fully customized floor with the flexibility to choose the type of membership that works for them on a monthly subscription basis, through a multi-year membership agreement or on a pay-as-you-go basis.

The Company’s operations are headquartered in New York.

All references to “we”, “us”, “our”, “WeWork” and the “Company” are references to WeWork Inc. and its subsidiaries on a consolidated basis; and all references to “SBG” are references to SoftBank Group Corp. or a controlled affiliate or subsidiary thereof, but, unless the context otherwise requires, does not include SVF Endurance (Cayman) Limited (“SVFE”) or the SoftBank Vision Fund (AIV M1) L.P. (“SoftBank Vision Fund”).

In October 2019, and as subsequently amended, the Company entered into an agreement with SBG and SoftBank Vision Fund for additional equity and debt financing, as well as a number of changes to the Company’s corporate governance, including changes to the voting rights associated with certain series of the Company’s capital stock (the “Master Transaction Agreement”). The changes associated with this October 2019 agreement, and related agreements and amendments entered into subsequent to October 2019, as described throughout these financial statement notes, are collectively referred to as the “SoftBank Transactions.” SBG is a principal stockholder with representation on the Company’s Board of Directors.

BowX Merger Agreement

On March 25, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, BowX Acquisition Corp. (“BowX”), and BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of BowX (“Merger Sub”).

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the Business Combination):

•

at the closing of the transactions contemplated by the Merger Agreement (the Closing), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of BowX (the “Merger”);

•

as promptly as practicable following the Closing, the Company will merge with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of BowX (Merger Sub II and such transaction, the “Second Merger”), with Merger Sub II being the surviving entity of the Second Merger;

•

as a result of the Merger, among other things, all outstanding shares of capital stock of the Company (other than shares of Class C common stock of the Company, treasury shares, shares held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL and shares of Company stock subject to options, warrants and RSUs) will be cancelled in exchange for the right to receive a number of newly issued shares of Class A common stock, par value $0.0001 per share, of BowX (“BowX Class A Common Stock”) determined using an exchange ratio (the “Exchange Ratio”) which is determined based on a pre-money enterprise valuation of the Company of approximately $9.0 billion, a $10.00 price per share of BowX Class A Common Stock and the fully diluted equity capitalization of the Company immediately prior to the Closing (which is subject to change between signing and Closing), as described below;

•

shares of Class C common stock of the Company will be cancelled in exchange for the right to receive a number of newly issued shares of Class C common stock, par value $0.0001 per share, of BowX (“Bow X Class C Common Stock”) determined using the Exchange Ratio;

•

outstanding options and warrants to purchase Company stock and RSUs will be converted into the right to receive options or warrants to purchase shares of BowX Class A Common Stock or restricted stock units representing the right to receive shares of BowX Class A Common Stock, as applicable, on the same terms and conditions that are in effect with respect to such options, warrants or RSUs on the day of Closing, subject to adjustments using the Exchange Ratio, as described below; and

•	BowX will immediately be renamed “WeWork Inc.” or such other name as agreed to by the Company and BowX prior to Closing.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of the Company and BowX, (ii) effectiveness of the proxy statement / registration statement on Form S-4 filed by BowX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) if a merger control filing is required by the Mexican Federal Economic Competition Commission (the “Comisión Federal de Competencia Económica, COFECE”), COFECE providing clearance of the transactions contemplated by the Merger Agreement, (v) receipt of approval for listing on The Nasdaq Stock Market or The New York Stock Exchange the shares of BowX Class A Common Stock to be issued in connection with the Merger, (vi) that BowX have at least $5.0 million of net tangible assets upon the Closing, (vii) the absence of any injunctions or laws prohibiting the Merger, (viii) the absence of a Company Material Adverse Effect (as defined

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

in the Merger Agreement) on the Company and (ix) customary bringdown of the representations, warranties and covenants of the parties therein.

Another condition to the parties’ obligations to consummate the Merger is that as of the Closing the sum of (x) the amount of cash available in the trust account into which substantially all of the proceeds of BowX’s initial public offering and private placements of its securities have been deposited, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their rights to redeem all or a portion of their BowX Class A Common Stock pursuant to BowX’s certificate of incorporation and bylaws (but prior to payment of any deferred underwriting commissions being held in the trust account and any transaction expenses of BowX, the Company or their affiliates) plus (y) the amount of the PIPE Investment (as defined below) actually received by BowX prior to or substantially concurrently with the Closing, is equal to or greater than $800.0 million.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to use reasonable best efforts to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties not to initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) the Company to prepare and deliver to BowX certain unaudited consolidated financial statements of the Company, (iv) BowX and the Company jointly to prepare, and BowX to file, a proxy statement / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of BowX stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BowX and the Company, (ii) by the Company or BowX, if certain approvals of the shareholders of BowX are not obtained, (iii) by the Company, if there is an Acquiror Modification in Recommendation (as defined in the Merger Agreement), (iv) by BowX if there is a Company Modification in Recommendation (as defined in the Merger Agreement) (v) by BowX, if certain approvals of the stockholders of the Company are not obtained within certain time periods, or (vi) by either BowX or the Company in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any final and nonappealable Governmental Order (as defined in the Merger Agreement) that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before October 31, 2021, subject to extension by sixty (60) days in certain circumstances (the “Agreement End Date”).

Certain Related Agreements

Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares of BowX Class A Common Stock for $10.00 per share, for an aggregate subscription price equal to $800.0 million, (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (iv) the Agreement End Date.

For two key anchor investors, each with an aggregate investment amount of $125.0 million (collectively, the “Key Anchor Investors”), the obligation to close under the Subscription Agreements is further conditioned upon the total investment by the PIPE Investors equaling or exceeding $700.0 million, with such amount including (i) an investment of at least $125.0 million in the aggregate from the other Key Anchor Investor and its affiliates and any investment funds controlled by their affiliates, (ii) an investment of at least $15.0 million from investors identified, cultivated or referred by Bow Capital or otherwise associated with Bow Capital, and (iii) an investment of at least $10.0 million in the aggregate from The Obsidian Master Fund and its affiliates and any investment funds controlled by its affiliates.

Sponsor Support Agreement

On March 25, 2021, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), with BowX Sponsor, LLC (the “Sponsor”) and other persons party thereto (the “Sponsor Persons”), pursuant to which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreement

On March 25, 2021, the Company entered into Stockholder Support Agreements (the “Stockholder Support Agreements”), with BowX and certain stockholders of the Company (the “Key Stockholders”). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent adopting the Merger Agreement and related transactions and approving the Business Combination with respect to the outstanding shares of the Company common stock and preferred stock held by the Key Stockholders on the terms and subject to the conditions set forth therein. The shares of the Company that are subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of the Company’s capital stock (voting as a single class and on an as converted basis) and a majority of outstanding senior preferred stock held by stockholders other than SBG and its affiliates sufficient to approve certain transactions contemplated by the Business Combination for purposes of certain Company charter provisions.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, BowX, the Company, the Sponsor, the Key Stockholders and certain of their respective affiliates will enter into an amended and restated registration rights Agreement (the Registration Rights Agreement), pursuant to which BowX will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of BowX Class A Common Stock and other equity securities of BowX that are held by the parties thereto from time to time. In certain circumstances, various parties in the Registration Rights Agreement can collectively demand up to nine underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

Additionally, in connection with the Business Combination, the Sponsor and certain of the Company’s officers, directors and stockholders entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

agreed not to (i) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of BowX Class A Common Stock held by such persons immediately after the Closing or any shares of BowX Class A Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of BowX Class A Common Stock held by such persons immediately after the Closing (“Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each such action, a “Transfer”), for one year or nine months, as the case may be, after the Closing (the “Lock-Up Period”).

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement, Registration Rights Agreement and Lock-Up Agreement, and the transactions contemplated thereby is not complete and is supplemented by the 8-K/A (as defined below).

Credit Support Letter (LC)

On March 25, 2021, WeWork Companies LLC, SBG and BowX entered into a letter agreement (the “Credit Support Letter”) pursuant to which SBG has committed to consent to an extension of the termination date of the Credit Agreement from February 10, 2023 to no later than February 10, 2024 (the “LC Facility Termination Extension”), subject to the terms and conditions set forth therein. Any LC Facility Termination Extension will require the requisite consent of the lenders thereunder.

Credit Support Letter (SSN)

On March 25, 2021, the Company and an affiliate of SBG entered into a letter agreement pursuant to which the Company and an affiliate of SBG have agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement that governs the SoftBank Senior Secured Notes (as amended and restated, the “A&R Senior Secured Note Purchase Agreement”) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow up to an aggregate principal amount of $550.0 million of senior secured debt in the form of new 7.5% senior secured notes (the “A&R Senior Secured Notes”). It is a condition to the execution of the A&R Senior Secured Note Purchase Agreement that any outstanding SoftBank Senior Secured Notes be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow once every 30 days with minimum draws of $50.0 million. The A&R Senior Secured Notes will mature no later than February 12, 2023 or, if earlier, 18 months from the Closing.

Warrants

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees one or more warrants (collectively, the “First Warrant”) to purchase a number of shares of BowX Class A Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth (10th) anniversary of the Closing.

Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 class A common shares of the Company at an exercise price of $0.01.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to SBG or its designees one or more warrants (collectively, the “LC Warrant”) to purchase a number of shares of BowX Class A Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth (10th) anniversary of the date of issuance.

We Company Partnership

Under the partnership agreement for the We Company Partnership, vested WeWork Partnerships Profits Interest Units (“PIUs”) can, at the election of the holder of the PIUs, be (a) converted into WeWork Partnerships Class B Common Units, or (b) exchanged (along with the corresponding shares of WeWork Class C Common Stock) for (at WeWork’s election) shares of WeWork Class B Common Stock or cash of an equivalent value, assuming that the value of a share of WeWork Class A Common Stock exceeds the per-unit distribution threshold for these PIUs (which generally represents the liquidation value of a share of WeWork Class A Common Stock on the date such PIUs were granted). The exchange value takes into account, among other things, the value of a share of WeWork Class A Common Stock and the catch-up base amount of the PIUs being exchanged. A catch-up base amount is similar to an option exercise price and represents, for each PIU exchanged, the value of a share of common stock that the holder of PIUs will not receive upon exchange. A higher value and a lower catch-up base amount each generally results in more shares of class B common stock being issued to the exchanging holder (except the number of shares of class B common stock issuable upon exchange of each PIU can never be greater than one).

Under the Company’s amended and restated certificate of incorporation, following the threshold automatic conversion on February 26, 2021, any newly-issued shares of WeWork Class B Common Stock exchanged from vested PIUs will, immediately after such issuance, automatically convert into shares of WeWork Class A Common Stock.

In connection with the Business Combination, the partnership agreement for the WeWork Partnership will be amended at the Closing to implement mechanical changes to reflect the conversion of shares of capital stock of the Company to shares of BowX Class A Common Stock (including the conversion of shares of class C common stock into shares of Class C Common stock of BowX). Specifically, the number of outstanding partnership interests (including all PIUs) will be adjusted to equal the number of shares of the corresponding class of common stock of BowX (which, in the case of the PIUs, is the Class C Common stock of BowX), taking into account the Exchange Ratio in the Merger. The distribution threshold and catch-up base amount for the PIUs will also be equitably adjusted to maintain the pre-Business Combination economics of the PIUs. The distribution threshold for Adam Neumann’s PIUs may be subject to downward adjustment based on closing date pricing of the Business Combination. Following the Business Combination, vested PIUs can, at the election of the holder of the PIUs, be (a) converted into WeWork Partnerships Class A Common Units or (b) exchanged (along with the corresponding shares of BowX Class C Common Stock) for (at BowX’s election) shares of BowX Class A Common Stock or cash of an equivalent value.

Note 2. Summary of Significant Accounting Policies

Basis of Quarterly Presentation and Principles of Consolidation — The accompanying unaudited condensed consolidated financial statements and notes to the condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting. In accordance with such rules and regulations, certain information and accompanying note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, although the Company believes the disclosures included herein are adequate to make the information presented not misleading. In the opinion of management, the accompanying unaudited condensed consolidated

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

financial statements reflect all normal recurring adjustments, which are considered necessary for the fair presentation of the financial position of the Company at June 30, 2021 and the results of operations for the interim periods presented. The operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, included in WeWork Inc.’s Annual Report for the year ended December 31, 2020.

Other than the changes described below, no material changes have been made to the Company’s significant accounting policies disclosed in Note 2, Summary of Significant Accounting Policies, in its Annual report issued on March 19, 2021, for the year ended December 31, 2020.

The Company operates as a single operating segment. See Note 18 for further discussion on the Company’s segment reporting.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.

The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.

JapanCo, WeCap Manager and WeCap Holdings Partnership (each as defined and discussed in Note 5) are the Company’s only consolidated VIEs as of June 30, 2021. In March 2020, in connection with the sale of the property held by the 424 Fifth Venture (the “424 Fifth Venture Transaction”), redemption payments were made to the noncontrolling interest holders in the 424 Fifth Venture and the 424 Fifth Venture became a wholly owned subsidiary of the Company and is no longer a VIE. In April 2020, in connection with the SoftBank Transactions, the Company completed the acquisition of the noncontrolling interest in PacificCo (as defined in Note 5) and PacificCo became a wholly owned subsidiary of the Company and is no longer a VIE. In September 2020, the Company transferred its variable interest and control over the Creator Fund to an affiliate of SBG and the Creator Fund was deconsolidated from the Company’s financial statements. In October 2020, the Company restructured its ownership interests in ChinaCo (as defined in Note 5) such that the Company is no longer the primary beneficiary of ChinaCo and as a result, beginning on October 2, 2020, ChinaCo was deconsolidated (the “ChinaCo Deconsolidation”) and the Company’s remaining ordinary share investment represents an unconsolidated VIE that is accounted for as an equity method investment. See Note 5 for further discussion of these transactions. See Note 6 for discussion of the Company’s non-consolidated VIEs.

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the condensed consolidated balance sheets and the presentation of net income in the condensed consolidated statements of comprehensive loss, is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.

The Company’s convertible preferred stock and noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the control of the Company are classified outside of permanent equity. As it

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

is not probable that amounts will become redeemable, no remeasurement is required. The Company will continue to monitor the probability of redemption. The Company’s noncontrolling interests that have redemption features within the Company’s control are classified within permanent equity and are described further below.

The redemption value of the WeWork Partnerships Profits Interest Units (as discussed in Note 14) that were awarded to management are measured based upon the aggregate redemption value and takes into account the proportion of employee services rendered under the WeWork Partnerships Profits Interest Units vesting provisions. The redemption value will vary from period to period based upon the fair value of the Company, whereby the intrinsic value (per-unit fair value of the Company is greater than the per-unit distribution threshold) will be reflected as noncontrollling interests in the equity section of the condensed consolidated balance sheets with a corresponding entry to additional paid-in-capital. The intrinsic value of the WeWork Partnership Profits Interests will be remeasured each period until the WeWork Partnerships Profits Interests are converted to shares or cash.

The Company’s other noncontrolling interests represent substantive profit-sharing arrangements and profits and losses are attributed to the controlling and noncontrolling interests using the hypothetical-liquidation-at-book-value method.

Use of Estimates — The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods.

Estimates inherent in the current financial reporting process inevitably involve assumptions about future events. Actual results could differ from those estimates. Since December 2019, a novel strain of coronavirus, referred to as the COVID-19 virus, has spread to countries in which we operate. COVID-19 has become a global pandemic. Authorities in jurisdictions where our locations are located have at times issued stay-at-home orders, restrictions on certain activities such as travel and on the types of businesses that may continue to operate. As the pandemic has adversely affected and may continue to adversely affect our revenues and expenditures, the extent and duration of these restrictions and overall macroeconomic impact of the pandemic will have an effect on estimates used in the preparation of financial statements. This includes the net operating income (“NOI”) assumptions in our long-lived asset impairment testing, the ultimate collectability of accounts receivable due to the effects of COVID-19 on the financial position of our members, the timing of capital expenditures and fair value measurement changes for assets and liabilities that the Company measures at fair value.

Our liquidity forecasts are based upon continued execution of the Company’s operational restructuring program and also includes management’s best estimate of the impact that the outbreak of COVID-19, including the Delta or other variants, may continue to have on our business and our liquidity needs; however, the extent to which our future results and liquidity needs are further affected by the continued impact of COVID-19 will largely depend on the continued duration of closures, and delays in location openings, the success of ongoing vaccination efforts, the effect on demand for our memberships, any permanent shifts in working from home, how quickly we can resume normal operations and our ongoing lease negotiations with our landlords, among others. We believe continued execution of our operational restructuring program and our current liquidity position will be sufficient to help us mitigate the continued near-term uncertainty associated with COVID-19, however our assessment assumes a recovery in our revenues and occupancy beginning in the second half of 2021 with a gradual return toward pre-COVID levels. If revenues continue to decline during 2021 and/or we do not experience a recovery consistent with our projected timing, additional capital sources may be required, the timing and source of which are uncertain. There is no assurance we will be successful in securing the additional capital infusions if needed.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Restricted Cash — Restricted cash consists primarily of amounts provided to banks to secure letters of credit issued under certain of the Company’s credit agreements as required by various leases. Transfers between restricted and unrestricted cash accounts are not reported within the statements of cash flows. Only restricted cash receipts or payments from restricted cash directly to third parties are reported in the statements of cash flows as either an operating, investing or financing activity, depending on the nature of the transaction.

Allowance for Doubtful Accounts — The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020. In accordance with the revised guidance, management determines an allowance that reflects its best estimate of the accounts receivable due from members, related parties, landlords and others that it expects will not be collected. Management considers many factors in considering its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, income trends, as well as current and forward looking conditions. Recorded liabilities associated with members’ service retainers are also considered when estimating the allowance for doubtful accounts as we have the contractual right to apply members’ service retainers to outstanding receivables.

Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. As of June 30, 2021 and December 31, 2020, the Company recorded $99.7 million and $107.8 million, respectively, as an allowance for doubtful accounts on accounts receivable and accrued revenue.

Income Taxes — The Company calculates its quarterly income tax provision pursuant to Accounting Standard Codification (“ASC”) 740-270, Income Taxes — Interim Reporting, which provides that a Company cannot recognize a tax benefit in its annual effective tax rate for any jurisdiction with a pre-tax book loss and full valuation allowance (“excluded jurisdictions”). For the three and six months ended June 30, 2021, the Company recorded an income tax provision of $4.0 million and $7.3 million, respectively, resulting in effective tax rates of 0.44% and 0.24%, respectively. For the three and six months ended June 30, 2020, the Company recorded an income tax provision of $7.1 million and $16.1 million, respectively. resulting in effective tax rates of 0.64% and 0.98%.

The Company analyzed its various tax positions and did not identify any material uncertain tax positions for the three and six months ended June 30, 2021 and 2020.

The Company files U.S. federal, U.S. state and foreign income tax returns. Depending on the statute of limitation of the specific jurisdictions in which we operate, three to ten years of the Company’s income tax returns remain subject to examination. Globally, the Company is involved in various tax matters, and various annual filings in certain jurisdictions are under examination.

Stock-Based Compensation — Stock-based compensation expense attributable to equity awards granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense for awards that actually vest is recognized based on when the goods or services are provided.

The Company generally estimates the fair value of stock option awards granted using the Black-Scholes-Merton option-pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of the Company’s stock on the date of grant. The expected option term for options granted is calculated using the “simplified method.” This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data for the Company’s common stock price. Dividend yields are based on the Company’s history and expected future actions. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options generally have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.

In situations where the exercise price of a stock option is greater than the fair market value of the Company’s common stock on the date of grant, the Company estimates the fair value of stock option awards granted using the binomial model. The binomial model incorporates assumptions regarding anticipated employee exercise behavior, expected stock price volatility, dividend yield and risk-free interest rate. Anticipated employee exercise behavior and expected post-vesting cancellations over the contractual term used in the binomial model are primarily based on historical exercise patterns. These historical exercise patterns indicate that exercise behavior between employee groups is not significantly different. For our expected stock price volatility assumption, the Company weights historical volatility and implied volatility and uses daily observations for historical volatility, while our implied volatility assumptions are based on actively traded options related to our common stock. The expected term is derived from the binomial model, based on assumptions incorporated into the binomial model as described above.

The Company estimated the fair value of the WeWork Partnerships Profits Interest Units awards in connection with the modification of the original stock options using the Hull-White model and a binomial lattice model in order to apply appropriate weight and consideration of the associated distribution threshold and catch-up base amount. The Hull-White model requires similar judgmental assumptions as the Black-Scholes Model used for valuing the Company’s options.

Because the Company is privately held and there is no public market for our stock, the fair value of the Company’s equity is approved by the Company’s Board of Directors or the Compensation Committee thereof as of the date stock-based awards are granted. In estimating the fair value of our stock, the Company uses a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

The Company has elected to recognize forfeitures of stock-based compensation awards as they occur. For awards subject to performance conditions, no compensation cost will be recognized before the performance condition is probable of being achieved. Recognition of any compensation expense relating to stock grants that vest contingent on an initial public offering or “Acquisition” (as defined in the 2015 Plan detailed in Note 14) will be deferred until consummation of such initial public offering or Acquisition.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Fair Value Measurements — The Company applies fair value accounting for all financial assets and liabilities and certain non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. Assets and liabilities measured at fair value every reporting period include investments in cash equivalents, available-for-sale debt securities, certain embedded derivatives requiring bifurcation, certain warrants issued classified as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and contingent consideration liabilities relating to business combinations. Other assets and liabilities are subject to fair value measurements only in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination, impaired cost and equity method investments and long-lived assets that are written down to fair value when they are impaired.

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of non-financial assets by market participants and the market-based risk measurements or assumptions that market participants would use in pricing assets or liabilities, such as inherent risk, transfer restrictions and credit risk. Assets and liabilities are classified using a fair value hierarchy, which prioritizes the inputs used to measure fair value according to three levels, and bases the categorization of fair value measurements within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs that the Company incorporates in its valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

See Note 11 for additional discussion on the Company’s fair value measurements.

Recently Adopted Accounting Pronouncements

In April 2020, the FASB issued interpretive guidance in response to questions it received about how to account for the concessions many lessors are providing or are expecting to provide to lessees in response to the operational and financial challenges lessees are facing as a result of the COVID-19 pandemic. The question-and-answer document states entities can elect not to evaluate whether a concession provided by a lessor to a lessee in response to the COVID-19 pandemic is a lease modification. An entity that elects not to evaluate whether a concession is a modification can then elect to account for the concession as if it were contemplated in the existing contract. Entities may make these elections for any lessor-provided COVID-19-related relief (e.g., deferral of lease payments, cash payments, reduction of future lease payments) that does not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

The Company has elected to treat short-term COVID-19 related concessions or deferrals provided to our members whose contracts qualify as a lease in accordance with ASC 842, Leases (“ASC 842”) as if it were

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

contemplated in the existing contract and member concessions and deferrals that are expected to extend greater than 12 months or change the other terms of member leases are treated as modifications. The Company elected to treat short-term COVID-19 related rent concessions received from our landlords as variable lease expense and short-term lease deferrals as if there is no change in the contract. COVID-19 related concessions and deferrals that are expected to extend greater than 12 months or change the other terms in the lease are treated as modifications and a full re-valuation of the right-of-use asset and liability is performed.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies accounting for income taxes by removing certain exceptions from the general principles in Topic 740 and clarifying certain aspects of the current guidance to promote consistency among reporting entities. The Company adopted ASU 2019-12 as of January 1, 2021, which did not have a material impact on its condensed consolidated financial statements.

Note 3. Restructuring, Impairments and Gains on Sale

In September 2019, the Company initiated an operational restructuring program that included a change in executive leadership and plans for cost reductions that aim to improve the Company’s operating performance. Throughout 2020, the Company has made significant progress towards it operational restructuring goals including divesting or winding down various non-core operations not directly related to our core space-as-a-service offering, significant reductions in costs associated with selling, general and administrative expenses. During the six months ended June 30, 2021, the Company successfully terminated leases associated with a total of 59 previously open locations and 3 pre-open locations. Management is continuing to evaluate our real estate portfolio in connection with its ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021.

During 2021, the Company anticipates there will be additional restructuring and related costs consisting primarily of lease termination charges, other exit costs and costs related to ceased use buildings and one-time employee termination benefits, as the Company is still in the process of finalizing its operational restructuring plans. The Company anticipates all such activities will be substantially complete by the end of 2021.

Restructuring and other related costs totaled $(27.8) million and $80.5 million during the three months ended June 30, 2021 and 2020, respectively, and $466.0 million and $136.2 million during the six months ended June 30, 2021 and 2020, respectively. The details of these net charges are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
One-time employee terminations (1)	$7,076	$106,910	$545,102	$153,031
Ceased use buildings	41,495	—	65,745	—
Gains on lease terminations, net	(96,415)	(39,193)	(179,995)	(31,686)
Other, net	20,050	12,812	35,193	14,871

Total	$(27,794)	$80,529	$466,045	$136,216

(1)

In connection with the Settlement Agreement, as described in Note 15, SBG purchased 30,139,971 shares of Class B Common Stock of the Company from We Holdings LLC, which is Adam Neumann’s affiliated investment vehicle, for a price per share of $19.19,

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

representing an aggregate purchase price of approximately $578.4 million. The Company recorded $428.3 million of restructuring and other related costs in its consolidated statement of operations for the six-months ended June 30, 2021, which represents the excess between the amount paid from a principal shareholder of the Company to We Holding LLC and the fair value of the stock purchased. Also, in connection with the Settlement Agreement the WeWork Partnerships Profits Interest Units held by Adam Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. The per unit distribution thresholds for the WeWork Partnerships Profits Interest Units were also amended to initially be $10.00 and may be subject to upward adjustment based on a third party valuation of fair market value and may be subject to downward adjustment based on closing date pricing if a de-SPAC or initial public offering were to occur. WeWork has received a third party valuation of fair market value of the WeWork Partnerships Profits Interest Units, which confirmed that no upward adjustment is needed to be $10.00 per unit distribution threshold. As a result of this modification, the Company recorded $102.0 million of restructuring and other related costs in its consolidated statement of operations for the three-months ended March 31, 2021.

As of June 30, 2021, net restructuring liabilities totaled approximately $24.9 million, including $28.3 million in accounts payable and accrued expenses, $7.8 million in other liabilities, net of $11.2 million in receivables from landlords in connection with lease terminations, included in other current assets in the consolidated balance sheet. A reconciliation of the beginning and ending restructuring liability balances is as follows:

(Amounts in thousands)	One-time Employee Benefits	Legal Settlement Benefits (1)	Other	Total Restructuring Costs
Restructuring liability balance — December 31, 2020	$16,119	$—	$12,756	$28,875
Restructuring and other related costs expensed during the period	14,832	530,271	(79,058)	466,045
Cash payments of restructuring liabilities, net (2)	(23,898)	—	(207,867)	(231,765)
Non-cash impact — primarily asset and liability write-offs and stock-based compensation	(2,010)	(530,271)	294,062	(238,219)

Restructuring liability balance — June 30, 2021	$5,043	$—	$19,893	$24,936

(1)

For further details on the costs in connection with the Settlement Agreement recorded in restructuring and other related costs for the six months ended June 30, 2021, see footnote 1 to the preceding table.

(2)	Includes cash payments received from the landlord for terminated leases of $18.0 million for the six months ended June 30, 2021.

In connection with the operational restructuring program and related changes in the Company’s leasing plans and planned or completed disposition or wind down of certain non-core operations and projects, the Company has also recorded various other non-routine write-offs, impairments and gains on sale of goodwill, intangibles and various other long-lived assets.

During the three and six months ended June 30, 2021, the Company also performed its quarterly impairment assessment for long-lived assets. As a result of the COVID-19 pandemic and the resulting declines in revenue and operating income experienced by certain locations as of June 30, 2021, we identified certain assets whose carrying value was now deemed to have been partially impaired. We evaluated our estimates and assumptions related to our locations’ future revenue and cash flows, and performed a comprehensive review of our locations’ long-lived assets for impairment, including both property and equipment and operating lease right-of-use assets, at an individual location level. Key assumptions used in estimating the fair value of our location assets in connection with our impairment analyses are revenue growth, lease costs, market rental rates, changes in local real estate markets in which we operate, inflation, and the overall economics of the real estate industry. Our assumptions account for the estimated impact of the COVID-19 pandemic. As a result, during the three and six months ended June 30, 2021, the Company recorded $12.4 million and $31.5 million, respectively, in impairments, primarily as a result of decreases in projected cash flows primarily attributable to the impact of COVID-19.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Non-routine gains and impairment charges totaled $242.1 million and $541.6 million during the three and six months ended June 30, 2021, respectively, and are included on a net basis as impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations. The details of these net charges are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Impairment of assets held for sale	$—	$17,462	$—	$120,005
Impairment and write-off of long-lived assets associated with restructuring	230,489	231,306	510,940	423,063
Impairment of long-lived assets primarily associated with COVID-19	12,436	34,669	31,461	62,314
Gain on sale of assets	(821)	(2,961)	(816)	(49,423)

Total	$242,104	$280,476	$541,585	$555,959

The table above excludes certain routine impairment charges for property and equipment write-offs relating to excess, obsolete, or slow-moving inventory of furniture and equipment, early termination of leases and cancellation of other deals or projects occurring in the ordinary course of business totaling $(0.01) million and $2.8 million, respectively, during the three months ended June 30, 2021 and 2020, and totaling $0.03 million and $2.8 million, respectively, during the six months ended June 30, 2021 and 2020, respectively, included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

In connection with the Company’s operational restructuring program, the Company has divested or wound down certain non-core operations not directly related to its space-as-a-service during the six months ended June 30, 2020.

In January 2020, the Company sold Teem for total cash consideration of $50.5 million. The Company recorded a gain on the sale of $37.2 million, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations for the six months ended June 30, 2020, which includes an adjustment of $(0.1) million for the three months ended June 30, 2020.

In March 2020, the Company sold Managed by Q for total cash consideration of $28.1 million. Of the total consideration, $2.5 million was heldback at closing and is included as a disposition proceeds holdback receivable within other current assets on the accompanying condensed consolidated balance sheet as of June 30, 2020. As of June 30, 2021, $2.2 million of the holdback was released and $0.3 million included as a disposition proceeds holdback receivable within other current assets on the accompanying condensed consolidated balance sheet. The Company recorded a gain on the sale in the amount of $8.9 million, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2020, respectively. The gain on sale in 2020 was recognized after a $20.7 million impairment of intangible assets and a $145.0 million impairment of goodwill associated with Managed by Q that was recorded during the year ended December 31, 2019.

In March 2020, the Company also sold 91% of the equity of Meetup for total cash consideration of $9.5 million and the remaining 9% was retained by the Company. Upon closing, Meetup was deconsolidated and the

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Company’s 9% interest in the equity of Meetup is reflected within equity method and other investments on the accompanying condensed consolidated balance sheet as of June 30, 2020. Prior to the sale, the Company recorded an impairment loss of $26.1 million, on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2020.

In March 2020, the Company completed the sale of the real estate investment held by the 424 Fifth Venture and recognized an impairment loss on the assets sold totaling $53.7 million, included in impairment/(gain on sale) of goodwill, intangibles and other assets on the accompanying condensed consolidated statements of operations during the three and six months ended June 30, 2020. Of the total consideration, $15.0 million was heldback at closing of which $10.0 million was received as of June 30, 2021. See Note 5 for further details.

In May 2020, the Company sold SpaceIQ for a total cash consideration of $9.6 million. Prior to the sale, the Company recorded an impairment loss of $0.3 million and $23.1 million, respectively, on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2020.

During the three months ended June 30, 2020, and also in connection with the Company’s operational restructuring program, Flatiron LLC, Designation Labs LLC, SecureSet Academy LLC, Flatiron School UK Limited, Flatiron School Australia Pty Ltd and certain other corporate equipment met the criteria to be classified as held for sale. As a result, the assets and related liabilities directly associated with those assets that were expected to be transferred in the future sale transactions were reclassified as held for sale as of June 30, 2020 on the accompanying condensed consolidated balance sheet. In connection with these assets being classified as held for sale, the Company recorded an impairment charge totaling $17.2 million, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2020. The impairments were recorded based on the sales price from executed contracts for the sale of the assets.

There were no dispositions or intangible asset or goodwill impairments during the three and six months ended June 30, 2021.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Note 4. Other Current Assets

Other current assets consists of the following:

(Amounts in thousands)	June 30, 2021	December 31, 2020
Net receivable for value added tax (“VAT”)	$144,439	$107,104
Prepaid lease cost	50,328	61,232
Deposits held by landlords	48,315	25,574
Straight-line revenue receivable	34,885	35,418
Prepaid software	33,249	19,981
Prepaid member referral fees	27,861	31,617
Disposition proceeds holdback amounts receivable (Note 5 and 3)	5,323	17,500
Deposits on property and equipment	3,275	3,161
Other prepaid expenses and current assets	87,773	50,585

Total other current assets	$435,448	$352,172

Note 5. Consolidated VIEs and Noncontrolling Interests

ARK/WPI Combination

WeWork Capital Advisors LLC (formerly known as “ARK Capital Advisors LLC”, the “WeCap Manager”) is a majority-owned subsidiary of the Company and its controlled affiliates. The WeCap Manager is also owned in part by Rhône Group L.L.C. and its affiliates (other than the WeCap Manager) (“Rhône” and, together with the Company, the “Sponsor Group”), a global alternative asset management firm with assets under management across its private equity and real estate platforms.

In August 2019, the Company reorganized its real estate acquisition platform (such platform, following the ARK/WPI combination described herein, and inclusive of the investment vehicles sponsored, co-sponsored, managed, or co-managed by the WeCap Manager and Sponsor Group, “WeCap Investment Group”). Through this reorganization (the “ARK/WPI combination”), the Company acquired from Rhône a controlling financial interest in the WeCap Manager, the management company for the WeCap Investment Group in exchange for a 20% noncontrolling interest in the WeCap Manager. The WeCap Manager is the surviving entity resulting from the merger of the legacy entity that previously managed WeWork Property Investors LP, including its parallel and related vehicles (collectively the “WPI Fund”), which was indirectly owned 50% by us and 50% by affiliates of Rhône and was unconsolidated prior to the ARK/WPI combination, and the wholly owned and consolidated legacy entity that previously managed the ARK Master Fund LP (the “ARK Master Fund”) including its parallel and related vehicles. Following the ARK/ WPI combination, the Company consolidates the WeCap Manager. The portion of consolidated equity attributable to Rhône’s interest in the WeCap Manager is reflected as a noncontrolling interest in the equity section of the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020.

Through its 80% equity ownership interest, the Company is entitled to a corresponding share of the income earned by the WeCap Manager, primarily in the form of customary management fees, subject to provisions of the governing documents of the WeCap Manager relating to funding of losses incurred by the WeCap Manager. During the three and six months ended June 30, 2021, the WeCap Manager recognized $3.4 million and $7.0 million, respectively, in management fee income, classified as other revenue as a component of the total

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

revenue on the accompanying condensed consolidated statements of operations. During the three and six months ended June 30, 2020, the WeCap Manager recognized $3.3 million and $7.7 million, respectively, in management fee income.

The post-reorganization WeCap Investment Group also includes the Company’s general partner interests in Waller Creek, DSQ, WPI Fund and ARK Master Fund (each as defined in Note 6), which are held through a limited partnership created as part of the ARK/WPI combination (the “WeCap Holdings Partnership”) in which Rhône also participates to the extent provided by the governing documents of the WeCap Holdings Partnership. The Company consolidates the WeCap Holdings Partnership. Net carried interest distributions earned in respect of the WeCap Investment Group from its investments are distributable to the Company and Rhône, indirectly through the WeCap Holdings Partnership, based on percentages that vary by the WeCap Investment Group vehicle and range from a 50% to 85% share to the Company of total net carried interest distributions received by the WeCap Holdings Partnership (after a profit participation allocation to certain personnel associated with the WeCap Manager). The portion of consolidated equity attributable to Rhône’s interest in the WeCap Holdings Partnership is reflected as a noncontrolling interest in the equity section of the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020.

Primarily because our investments through the WeCap Holdings Partnership in the underlying real estate acquisition vehicles generally represent a small percentage of the total capital invested by third parties, and the terms on which we have agreed to provide services and act as general partner are consistent with the market for similar arrangements, the underlying real estate acquisition vehicles managed by the WeCap Manager are generally not consolidated in our financial statements (subject to certain exceptions based on the specific facts of the particular vehicle). The Company accounts for its share of the underlying real estate acquisition vehicles as unconsolidated investments under the equity method of accounting, see Note 6 for additional details regarding the holdings of WeCap Holdings Partnership.

424 Fifth Venture

In February 2019, a consolidated subsidiary of the Company (the “424 Fifth Venture”) closed on the acquisition of a $852.8 million real estate investment located in New York City (the “424 Fifth Property”). The acquisition of real estate by the 424 Fifth Venture was accounted for as an asset acquisition and the purchase price was allocated among the assets purchased, including land of $356.5 million and building of $496.3 million. As of December 31, 2019, the real estate was under development and as a result was included within the Company’s construction in progress balance within the property and equipment table detailed in Note 5.

Just prior to the redemption of the noncontrolling interest holders in March 2020 described below, the consolidated 424 Fifth Venture was owned 17.2% by the Company, 44.8% by the WPI Fund and 38.0% by another investor. Prior to redemption, the portion of consolidated equity attributable to the interest of the 424 Fifth Venture’s other investors was reflected as noncontrolling interests within the equity section of the accompanying consolidated balance sheet as of December 31, 2019. Upon completion of the redemption of the noncontrolling interest holders in March 2020, the 424 Fifth Venture became a wholly owned subsidiary of the Company.

In March 2020, the 424 Fifth Property was sold by the 424 Fifth Venture to an unrelated third party for a gross purchase price of approximately $978.1 million. Included in the sale was $356.5 million in land and $653.8 million in construction in progress associated with the investment. The $930.2 million in net cash proceeds received at closing were net of closing costs and holdbacks. Of the total consideration, $15.0 million

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

was heldback at closing of which $10.0 million was received as of March 31, 2021. The Company recognized an impairment loss on the assets sold totaling $53.7 million, included in impairment/ (gain on sale) of goodwill, intangibles and other assets on the accompanying condensed consolidated statements of operations during the three and six months ended June 30, 2020.

The underlying debt facility that secured the 424 Fifth Property since acquisition was extinguished upon the sale (see Note 6 for further details). In March 2020, in connection with the sale of the 424 Fifth Property, the Company also made a payment of $128.0 million to the 424 Fifth Venture and the 424 Fifth Venture made redemption payments to the noncontrolling interest holders totaling $315.0 million including a return of capital of $272.2 million and a return on their capital of $42.8 million.

The sale and debt extinguishment also resulted in the termination in March 2020 of the Company’s original development management agreements over the property, its 20 year master lease of the property, its $1.2 billion lease guaranty, various loan guarantees, various loan covenant requirements and various partnership guarantees and indemnities entered into in connection with the original acquisition.

Upon the sale of the property, a wholly owned subsidiary of the Company entered into an escrow and construction agreement with the buyer for approximately $0.2 billion to finalize the core and shell infrastructure work of the property. These funds were held in escrow upon closing of the sale and are available to pay construction costs, contingencies and cost overruns. The $0.2 billion is expected to be earned by the Company over 12-18 months as the development is completed. During the three and six months ended June 30, 2021, the Company recognized approximately $17.7 million and $22.9 million in revenue related to this development agreement, included as a component of other revenues. During the three and six months ended June 30, 2020, the Company recognized approximately $7.4 million and $11.0 million, respectively. At closing, WeWork Companies LLC provided the buyer a guaranty of completion for the core and shell construction work of the property and the Company is obligated for any overruns if the amounts in escrow are not sufficient to cover the required construction costs.

Creator Fund

During 2018, the Company launched a fund (the “Creator Fund”) that previously made investments in recipients of WeWork’s “Creator Awards” and other investments through use of a venture capital strategy. A wholly-owned subsidiary of the Company was the managing member of the Creator Fund. As of September 17, 2020, the Creator Fund had received contributions from SoftBank Group Capital Limited totaling $72.4 million, representing 99.99% of the interest of the Creator Fund. No contributions were received during the three and six months ended June 30, 2021.

In September 2020, the Company agreed to transfer its rights as managing member and all of its other rights, titles, interests, obligations and commitments in respect of the Creator Fund to an affiliate of SBG. Accordingly, the Company no longer has a variable interest in the Creator Fund and is no longer the primary beneficiary and the Company has deconsolidated the net assets of the Creator Fund and removed the carrying amount of the noncontrolling interest from the consolidated balance sheet as of December 31, 2020. As substantially all of the net assets of the Creator Fund were previously allocated to the noncontrolling interests, no gain or loss was recognized on deconsolidation of the Creator Fund. In connection with this transaction, the parties also agreed that WeWork would not be required to reimburse SBG for the $21.6 million Creator Awards production services reimbursement obligation payable to an affiliate of SBG as of December 31, 2019, as described in Note 17. As

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

SBG is a principal shareholder of the Company, the forgiveness of this obligation was accounted for as a capital contribution and reclassified from liabilities to additional paid-in-capital during the year ended December 31, 2020.

ChinaCo

During 2017 and 2018, a consolidated subsidiary of the Company (“ChinaCo”) sold to investors $500.0 million of Series A Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share and $500.0 million of Series B Preferred Stock at a price of $18.319 per share and a liquidation preference of $18.319 per share, respectively. The portion of consolidated equity attributable to ChinaCo’s Series A and B Preferred shareholders were reflected as redeemable noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheet as of December 31, 2019. As of December 31, 2019, ChinaCo had also issued a total of 45,757,777 Class A Ordinary Shares in connection with an acquisition of naked Hub Holdings Ltd. (“naked Hub”) that occurred during 2018 and an additional 2 million Class A Ordinary Shares to a consultant as described in Note 9. The portion of consolidated equity attributable to ChinaCo’s Class A Ordinary shareholders were reflected as noncontrolling interests, within the equity section of the accompanying consolidated balance sheet as of December 31, 2019.

Pursuant to the terms of the shareholders’ agreement of ChinaCo, as long as certain investors remain shareholders of ChinaCo, ChinaCo will be the exclusive operator of the Company’s businesses in the “Greater China” territory, defined in the agreement to include China, Hong Kong, Taiwan and Macau.

In August 2020, a wholly owned subsidiary of WeWork Inc. made a short-term loan to ChinaCo totaling $25.0 million (the “ChinaCo Loan”). In connection with ChinaCo’s 2018 acquisition of naked Hub, as of December 31, 2019, ChinaCo also had a $191.1 million obligation to reimburse a wholly owned subsidiary of WeWork Inc. for WeWork Inc. shares issued to the sellers of naked Hub (the “Parent Note”). As ChinaCo was consolidated as of December 31, 2019, the Parent Note was eliminated against the Company’s receivables in the Company’s consolidated financial statements.

In September 2020, the shareholders of ChinaCo and an affiliate of TrustBridge Partners (“TBP”), also an existing shareholder of ChinaCo, executed a restructuring and Series A subscription agreement (the “ChinaCo Agreement”). Pursuant to the ChinaCo Agreement, TBP agreed to subscribe for a new series of ChinaCo shares for $100.0 million in total gross proceeds to ChinaCo, received in connection with the initial investment closing on October 2, 2020 (the “Initial Investment Closing”) and an additional $100.0 million in gross proceeds to ChinaCo, with such additional shares issued and proceeds to be received at the earlier of 1 year following the Initial Investment Closing or such earlier date as determined by the ChinaCo board, to the extent such funds are necessary to support the operations of ChinaCo (the “Second Investment Closing”). The ChinaCo Agreement also included the restructuring of the ownership interests of all other preferred and ordinary shareholders’ interests into new ordinary shares in ChinaCo and the conversion of the $191.1 million Parent Note and certain other net intercompany payables totaling approximately $42.0 million, payable by ChinaCo to various wholly owned subsidiaries of WeWork Inc. into new ordinary shares of ChinaCo such that subsequent to the Initial Investment Closing in October 2020, and as of December 31, 2020, WeWork now holds 21.6% of the total shares issued by ChinaCo. The Company’s remaining interest is scheduled to be diluted down to 19.7% in connection with the Second Investment Closing, assuming no other changes in the ChinaCo equity prior to the Second Investment Closing. As of June 30, 2021, TBP now holds a total of 50.5% of the total shares issued by ChinaCo subsequent to the Initial Investment Closing and is expected to hold 55.0% of the total shares after the Second

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Investment Closing. TBP’s shares are preferred shares which have a liquidation preference totaling $100.0 million and $200.0 million as of the Initial Investment Closing and the Second Investment Closing, respectively.

Upon Initial Investment Closing on October 2, 2020, ChinaCo received the $100.0 million in gross proceeds from TBP and a portion of those proceeds were used to repay WeWork $25.0 million for the ChinaCo Loan. In addition, pursuant to the terms of the ChinaCo Agreement, the rights of the ChinaCo shareholders were also amended such that upon the Initial Investment Closing, WeWork no longer retained the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. As a result, WeWork was no longer the primary beneficiary of ChinaCo and ChinaCo was deconsolidated from the Company’s consolidated financial statements on October 2, 2020 (the “ChinaCo Deconsolidation”). The Company’s remaining 21.6% ordinary share investment was valued at $26.3 million upon deconsolidation and will be accounted for as an equity method investment as the Company has retained rights that allow it to exercise significant influence over ChinaCo as a related party.

During the fourth quarter of 2020, the Company recorded a loss on the ChinaCo Deconsolidation of $153.0 million included in impairment/(gain on sale) of goodwill, intangibles and other assets in the consolidated statement of operations calculated based on the difference between (i) the $26.3 million fair value of the Company’s retained equity method investment in ChinaCo plus the carrying amount of the noncontrolling interest in ChinaCo as of the date of deconsolidation, which was in a negative deficit position of $(22.6) million and (ii) the carrying value of ChinaCo’s net assets just prior to deconsolidation of $156.7 million.

The remeasurement loss recognized on deconsolidation primarily relates to the remeasurement of our retained equity method investment in ChinaCo, recorded at fair value upon deconsolidation, in comparison to the carrying value of the net intercompany receivables that were converted into equity in ChinaCo in conjunction with the ChinaCo restructuring that ultimately resulted in the deconsolidation.

The net assets of ChinaCo that were deconsolidated on October 2, 2020, included a total of $344.3 million of goodwill related to ChinaCo’s 2018 acquisition of naked Hub Holdings Ltd. As this goodwill was integrated into the Company’s single reporting unit, upon deconsolidation of a portion of the reporting unit, the Company’s total goodwill was reallocated among the Company and ChinaCo on a relative fair value basis with $315.6 million of ChinaCo’s goodwill retained by the Company with a corresponding increase to additional-paid-in capital and $28.7 million of ChinaCo’s goodwill was deconsolidated.

See Note 17 for details regarding various related party fees payable by ChinaCo to the Company subsequent to the ChinaCo Deconsolidation.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

ChinaCo contributed the following to the Company’s consolidated results of operations prior to its deconsolidation on October 2, 2020, in each case excluding amounts that eliminate in consolidation:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Revenue	$—	$68,068	$—	$136,921
Location operating expenses	—	84,265	—	179,221
Restructuring and other related costs	—	(131,238)	—	28,982
Impairments/(gain on sale) of goodwill, intangibles and other assets	—	335,489	—	371,871
Depreciation and amortization	—	14,571	—	28,346
Total Expenses	—	329,269	—	670,000
Pre-tax loss	—	(260,151)	—	(540,290)
Net loss	—	(263,060)	—	(543,599)
Net (loss) income attributable to WeWork Inc.	—	(29,832)	—	(30,264)

JapanCo

During 2017, a consolidated subsidiary of the Company (“JapanCo”) entered into an agreement with an affiliate of SBG for the sale of a 50.0% membership interest in JapanCo for an aggregate contribution of $500.0 million which will be funded over a period of time. As of December 31, 2018, JapanCo had received contributions totaling $300.0 million and during the year ended December 31, 2019, an additional $100.0 million was received. Pursuant to the terms of the agreement an additional $100.0 million was required to be contributed and was received during the third quarter of 2020. The portion of consolidated equity attributable to the outside investors’ interests in JapanCo are reflected as redeemable noncontrolling interests, within the mezzanine section of the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020. As long as the investors remain shareholders of JapanCo, JapanCo will be the exclusive operator of the Company’s WeWork branded space-as-a-service businesses in Japan. After July 13, 2024 and, prior to that date, in the event of default on the contributions to be made, the Company may elect to purchase, at fair value, all JapanCo membership interests held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares or a combination thereof.

PacificCo

During 2017, a consolidated subsidiary of the Company (“PacificCo”) sold $500.0 million of Series A-1 Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share to an affiliate of SBG. PacificCo is the operator of the Company’s businesses in selected markets in Asia other than those included in the Greater China and Japan territories described above, including but not limited to Singapore, Korea, the Philippines, Malaysia, Thailand, Vietnam and Indonesia.

The initial closing occurred on October 30, 2017 and all of the PacificCo Series A-1 Preferred Stock was issued at that time, however the Company received contributions totaling $200.0 million at the initial closing and an additional $100.0 million during the year ended December 31, 2018. Pursuant to the terms of the agreement an additional $100.0 million was required to be contributed in each of 2019 and 2020. The Company received

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

$100.0 million in August 2019 and the remaining $100.0 million scheduled to be received in 2020 was canceled effective upon our entry into a definitive agreement providing for the completion of the PacificCo Roll-up (as defined below) in connection with the SoftBank Transactions in March 2020.

In October 2019, in connection with the SoftBank Transactions, the Company, SBG and SoftBank Vision Fund agreed to use reasonable best efforts to negotiate and finalize the final forms for the exchange of all interests held by affiliates of SBG in PacificCo for 34,482,759 shares of the Company’s Series H-1 or H-2 Convertible Preferred Stock with a liquidation preference of $11.60 per share (the “PacificCo Roll-up”). On March 31, 2020, the Company signed the definitive agreements for the PacificCo Roll-up and in April 2020, the Company closed the PacificCo Roll-up and issued 34,482,759 shares of the Company’s Series H-1 Convertible Preferred Stock. Upon completion of the PacificCo Roll-up in April 2020, PacificCo became a wholly owned subsidiary of the Company and is no longer a VIE.

The 34,482,759 shares of Series H-1 Convertible Preferred Stock issued in connection with the PacificCo Roll-up had a fair value of $8.13 per share upon issuance to a affiliates of SBG in April 2020. As the share exchange represents an increase in the Company’s ownership of PacificCo while control of PacificCo was retained, the carrying amount of the noncontrolling interest was adjusted to reflect the change in the Company’s ownership interest in PacificCo and the Company accounted for the share exchange as an equity transaction with no gain or loss recognized on the acquisition of the noncontrolling interests.

Just prior to the PacificCo Roll-up, the PacificCo noncontrolling interest had a carrying value on the Company’s balance sheet of $92.8 million, including $10.4 million in accumulated other comprehensive income previously allocated to the noncontrolling interest holders. Upon consummation of the PacificCo Roll-up, the noncontrolling interest was reduced by the entire $92.8 million carrying value and the $10.4 million of accumulated other comprehensive income was allocated to the Company to adjust for the change in ownership of PacificCo through a corresponding charge to additional paid-in capital. The difference between the $280.3 million fair value of the Series H-1 Convertible Preferred Stock issued as consideration and the $92.8 million carrying value of the noncontrolling interest was reflected as a charge to additional paid-in capital totaling $187.5 million.

Consolidated Variable Interest Entities

As of June 30, 2021 and December 31, 2020, JapanCo, WeCap Manager and WeCap Holdings Partnership are the Company’s only consolidated VIEs. The Company is considered to be the primary beneficiary as we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the right to receive benefits that could potentially be significant to the VIEs. As a result, these entities remain consolidated subsidiaries of the Company and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as redeemable noncontrolling interests and noncontrolling interests on our condensed consolidated balance sheets, statements of operations and statements of comprehensive loss, respectively.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The following table includes selected condensed consolidated financial information as of June 30, 2021 and December 31, 2020 of our consolidated VIEs, as included in our condensed consolidated financial statements, as of the periods they were considered VIEs and in each case, after intercompany eliminations.

	June 30, 2021		December 31, 2020
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)
Consolidated VIE balance sheets information:
Cash and cash equivalents	$94,540	$8,065	$161,411	$5,194
Property and equipment, net	399,514	—	445,599	—
Restricted cash	10,059	—	10,000	—
Total assets	1,871,367	15,741	2,096,389	13,834
Long-term debt, net	632	—	30,638	—
Total liabilities	1,554,760	1,705	1,693,267	573
Redeemable stock issued by VIEs	500,000	—	500,000	—
Total net assets(3)	(183,393)	14,036	(96,878)	13,261

The following tables include selected condensed consolidated financial information for the three and six months ended June 30, 2021 and 2020 of our consolidated VIEs, as included in our condensed consolidated financial statements, for the periods they were considered VIEs and in each case, after intercompany eliminations.

	June 30, 2021		June 30, 2020
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)
Consolidated VIE statements of operations information:
Net income (loss) for the three months ended	$(34,174)	$455	$(243,433)	$(1,038)
Net income (loss) for the six months ended	$(64,079)	$284	$(599,762)	$(11,777)

	Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)
Consolidated VIE statements of operations information:
Net cash provided by (used in) operating activities	$(42,752)	$610	$(2,812)	$(333)
Net cash used in investing activities	(10,901)	—	(123,714)	(222)
Net cash provided by (used in) financing activities	(998)	2,261	(20,975)	4,480

(1)

The “Asia JVs” include ChinaCo, JapanCo and PacificCo as of and for the periods that each represented a consolidated VIE. The ChinaCo deconsolidation occurred on October 2, 2020 and as a result, ChinaCo results and balances are not included above for the period subsequent to deconsolidation. The PacificCo Roll-up occurred on April 17, 2020 and as a result, PacificCo results and balances are not included above for the period subsequent to April 17, 2020. The consent of an affiliate of SoftBank Group Capital Limited is required for any dividends to be distributed by JapanCo. As a result, any net assets of JapanCo would be considered restricted net assets to the Company as of June 30, 2021. The net assets of the Asia JVs include preferred stock issued to affiliates of SBG and other investors with aggregate liquidation preferences totaling $0.5 billion and $0.5 billion, respectively as of June 30, 2021 and December 31, 2020, which preferred stock is redeemable upon the occurrence of an event that is not solely within the control of the Company. The initial issuance price of such redeemable preferred stock equals the liquidation preference for each share issued as of June 30, 2021 and December 31, 2020, respectively. After reducing the net assets of each Asia JV by the liquidation preference associated with such redeemable preferred stock, the remaining net assets of each Asia JV is negative.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

(2)

For the three and six months ended June 30, 2020, “Other VIEs” includes all other consolidated VIEs, other than the Asia JVs discussed separately in (1) and include WeWork Waller Creek, WeCap Manager and WeCap Holdings Partnership, 424 Fifth Venture and the Creator Fund in the periods prior to any disposal or deconsolidation as discussed above. For the three and six months ended June 30, 2021, “Other VIEs” includes WeCap Manager and WeCap Holdings Partnership.

(3)

Total net assets represents total assets less total liabilities and redeemable stock issued by VIEs after the total assets and total liabilities have both been reduced to remove amounts that eliminate in consolidation.

The assets of consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs’ owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to the Company’s Asia JVs discussed in (1) above, third-party approval for the distribution of available net assets is not required for the Company’s Other VIEs as of June 30, 2021. See Note 16 for a discussion of additional restrictions on the net assets of WeWork Companies LLC.

Note 6. Equity Method and Other Investments

The Company’s investments consist of the following:

		June 30, 2021			December 31, 2020
(Amounts in thousands, except percentages) Investee	Investment Type	Carrying Value	Cost Basis	Percentage Ownership	Carrying Value
Investments held by WeCap Holdings Partnership(1)	Equity method investments / Note receivable	$72,769	$74,147	Various	$61,688
WPI Fund(2)	Equity method investment	82,261	52,805	8%	63,301
IndiaCo(3)	Investment in convertible notes	39,275	105,248	N/A	49,849
ChinaCo(4)	Equity method investment	—	29,323	21.6%	29,323
Other(5)	Various	3,858	4,066	Various	10,779

Total equity method and other investments		$198,163	$265,589		$214,940

(1)

As discussed in Note 5, subsequent to the August 2019 reorganization of the WeCap Investment Group real estate acquisition platform, the following investments are owned through the WeCap Holdings Partnership in which Rhône has a 20% equity interest:

•

“DSQ” — a venture in which WeCap Holdings Partnership owns a 10% equity interest. DSQ owns a commercial real estate portfolio located in London, United Kingdom. The investment balance as of June 30, 2021 also includes a note receivable with an outstanding balance of $43.1 million that accrues interest at a rate of 5.77% and matures in April 2028.

•

“WPI Fund” — a real estate investment fund in which WeCap Holdings Partnership holds the 0.5% general partner interest. The WPI Fund’s focus is acquiring, developing and managing office assets with current or expected vacancy suitable for WeWork occupancy, currently primarily focusing on opportunities in North America and Europe.

•

“ARK Master Fund” — an investment fund in which WeCap Holdings Partnership holds the general partner and a limited partner interest totaling 2% of the fund’s invested capital. ARK Master Fund invests in real estate and real estate-related investments that it expects could benefit from the Company’s occupancy or involvement or the involvement of the limited partners of the ARK Master Fund.

(2)

In addition to the general partner interest in the WPI Fund held by WeCap Holdings Partnership described above, a wholly owned subsidiary of the WeCap Investment Group also owns an 8% limited partner interest in the WPI Fund.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

(3)

In June 2020, the Company entered into an agreement with WeWork India Management Private Limited (“IndiaCo”), an affiliate of Embassy Property Developments Private Limited (“Embassy”), to subscribe for new convertible debentures to be issued by IndiaCo in an aggregate principal amount of $100.0 million (the “2020 Debentures”). During June 2020, $85.0 million of the principal had been funded, with the remaining $15.0 million to be funded over time based on milestones achieved by IndiaCo. The remaining $15.0 million was funded in April 2021. The 2020 Debentures earn interest at a coupon rate of 12.5% per annum for the 18-month period beginning from June 2020 which then gets reduced to 0.001% per annum and have a maximum term of 10 years. The 2020 Debentures are convertible into equity at the Company’s option after 18 months from June 2020 or upon mutual agreement between the Company, IndiaCo, and Embassy. The Company’s investment balance as of June 30, 2021 also includes an aggregate principal amount of approximately $5.4 million in other convertible debentures issued by IndiaCo that earn interest at a coupon rate of 0.001% per annum and have a maximum term of ten years. During the three months ended June 30, 2021 and 2020, the Company recorded a credit loss valuation allowance on its investments in IndiaCo totaling $12.9 million and $36.5 million, respectively, included in income (loss) from equity method and other investments. During the six months ended June 30, 2021 and 2020, the Company recorded a credit loss valuation allowance on its investments in IndiaCo totaling $15.3 million and $38.6 million, respectively. As of June 30, 2021 and December 31, 2020, the Company had recorded a liability of none and $7.9 million respectively, included in other current liabilities, relating to the fair value of the credit loss on the forward contract associated with the obligation on the $15.0 million unfunded commitment associated with the 2020 Debentures (the “IndiaCo Forward Liability”) with such credit loss also included in income (loss) from equity method and other investments during the three and six months ended June 30, 2021. During the three months ended June 30, 2021 and 2020, the Company recorded $(2.4) million and $3.6 million, in unrealized gain (loss) on available-for-sale securities included in other comprehensive income, respectively, net of tax. During the six months ended June 30, 2021 and 2020, the Company also recorded $(2.3) million and $3.6 million, in unrealized gain (loss) on available-for-sale securities included in other comprehensive income, respectively, net of tax. IndiaCo constructs and operates workspace locations in India using WeWork’s branding, advice and sales model. Per the terms of an agreement the Company will also receive a management fee from IndiaCo. The Company recorded $1.2 million and $0.9 million of management fee income from IndiaCo during the three months ended June 30, 2021 and 2020, respectively, and recorded $3.6 million and $0.9 million for the six months ended June 30, 2021 and 2020, respectively. Management fee income is included within service revenue as a component of total revenue in the accompanying condensed consolidated statements of operations.

(4)

In October 2020, the Company deconsolidated ChinaCo and its retained 21.6% ordinary share equity method investment was recorded at a fair value of $26.3 million plus capitalized legal cost for a total initial cost basis and carrying value as of December 31, 2020 of $29.3 million. Pursuant to ASC 323-10-35-20, the Company discontinued applying the equity method on the ChinaCo investment when the carrying amount was reduced to zero in the first quarter of 2021. The Company will resume application of the equity method if, during the period the equity method was suspended, the Company’s share of unrecognized net income exceeds the Company’s share of unrecognized net losses. See Note 5 for additional details regarding the ChinaCo Deconsolidation and see Note 17 for details regarding various related party fees payable by ChinaCo to the Company subsequent to the ChinaCo Deconsolidation.

(5)

The Company holds various other investments as of June 30, 2021 and December 31, 2020. On June 30, 2021, the Company sold its 5.7% interest in Sound Ventures II, LLC for total consideration of $6.1 million. During the six months ended June 30, 2021, the Company recorded a loss on the sale of $4.1 million, included in income (loss) from equity method and other investments in the condensed consolidated statements of operations. See Note 17 for details regarding the remaining profit-sharing arrangement between the Company and SB Fast Holdings (Cayman) Limited (“Buyer”) as part of the Creator Fund sale in 2020. The Buyer assumed the Company’s remaining capital commitments of $1.9 million.

As of June 30, 2021, the WPI Fund, IndiaCo, ARK Master Fund, ChinaCo and certain other entities in which the Company has invested are unconsolidated VIEs. In all cases, the Company is not the primary beneficiary, as the Company does not have both the power to direct the activities of the entity that most significantly impact the entity’s economic performance and exposure to benefits or losses that could potentially be significant to the VIE. None of the debt held by these investments is recourse to the Company, except the $3.5 million in lease guarantees provided to landlords of ChinaCo as described in Note 17. The Company’s maximum loss is limited to the amount of our net investment in these VIEs, the $3.5 million in ChinaCo lease guarantees and the unfunded commitments discussed below.

For the three months ended June 30, 2021 and 2020, the Company recorded approximately $6.1 million and $(43.2) million, respectively, for its share of gain/(loss) related to its equity method and other investments included in income (loss) from equity method and other investments. For the six months ended June 30, 2021 and 2020, the Company recorded $(24.5) million and $(47.1) million, respectively, for its share of loss related to

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

equity method and other investments included in income (loss) from equity method and other investments in the condensed consolidated statements of operations.

As of June 30, 2021 and December 31, 2020, the Company had recorded a credit loss valuation allowance on its available-for-sale debt securities totaling $15.3 million and $43.9 million, respectively. As of June 30, 2021 and December 31, 2020, the Company had recorded unrealized gain (loss) on its available-for-sale debt securities totaling $(2.3) million and $4.4 million respectively, included as a component of accumulated other comprehensive income.

For the six months ended June 30, 2021 and 2020, the Company contributed a total of $26.7 million and $93.4 million, respectively, to its investments and received distributions from its investments totaling $3.2 million and $35.2 million, respectively. As of June 30, 2021, the Company had a total of $33.3 million in unfunded capital commitments to its investments; however, if requested, in each case, the Company may elect to contribute additional amounts in the future.

Note 7. Other Assets

Other non-current assets consists of the following:

(Amounts in thousands)	June 30, 2021	December 31, 2020
Deferred financing costs, net — SoftBank Senior Unsecured Notes Warrant (1)	$434,833	$488,312
Deferred financing costs, net — 2020 LC Facility Warrant issued to SBG (1)	152,503	199,832
Deferred financing costs, net — Other SoftBank Debt Financing Costs paid or payable to SBG (1)	9,198	11,334
Deferred financing costs, net — Other SoftBank Debt Financing Costs paid or payable to third parties (1)	4,613	5,440
Other deferred financing costs, net	6,088	64
Security deposits with landlords	251,734	274,822
Other security deposits	3,172	3,271
Straight-line revenue receivable	45,623	46,313
Deferred income tax assets, net	—	1,377
Other long-term prepaid expenses and other assets	24,387	31,493

Total other assets	$932,151	$1,062,258

(1)	See Note 9 for details. Amounts are net of accumulated amortization totaling $273.7 million and $169.7 million as of June 30, 2021 and December 31, 2020, respectively.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Note 8. Other Current Liabilities

Other current liabilities consists of the following:

(Amounts in thousands)	June 30, 2021	December 31, 2020
2021 LC Debt Facility (See Note 16)	$349,011	$—
Current portion of long-term debt (See Note 10)	37,534	13,114
Refunds payable to former members	36,485	35,761
Current portion of acquisition holdbacks	—	1,593
IndiaCo Forward Liability (See Note 6)	—	7,907
Other current liabilities	17,344	25,380

Total other current liabilities	$440,374	$83,755

Note 9. Convertible Related Party Liabilities and SoftBank Debt Financing

Convertible related party liabilities, net consist of the following:

(Amounts in thousands)	June 30, 2021	December 31, 2020
SoftBank Debt Financing Warrant Liability:
SoftBank Senior Unsecured Notes Warrant liability capitalized as deferred financing cost at issuance	$568,877	$568,877
Plus: Cumulative (gain)/loss from change in fair value of related party financial instruments	(54,793)	(288,674)
Less: Senior Unsecured Notes Warrant liability deferred financing cost adjustment	(934)	(934)
Less: Exercise of warrants into Series H-3 Convertible Preferred Stock	(474,521)	—

Total SoftBank Senior Unsecured Notes Warrant Liability, at fair value	38,629	279,269
2020 LC Facility Warrant liability capitalized as deferred financing cost at issuance	284,440	284,440
Plus: Cumulative (gain)/loss from change in fair value of related party financial instruments	(27,394)	(144,335)
Less: 2020 LC Facility Warrant liability deferred financing cost adjustment	(466)	(466)
Less: Exercise of warrants into Series H-3 Convertible Preferred Stock	(237,265)	—

Total LC Facility Warrant Liability, at Fair Value	19,315	139,639

Total SoftBank Debt Financing Warrant Liability, at fair value	57,944	418,908

Total convertible related party liabilities, net	$57,944	$418,908

SoftBank Debt Financing—In October 2019, in connection with the SoftBank Transactions, the Company entered into an agreement with SBG for additional financing (the “SoftBank Debt Financing”). The agreement

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

included a commitment from SBG for the provision of (i) $1.1 billion in senior secured debt in the form of senior secured notes or a first lien term loan facility (“SoftBank Senior Secured Debt”), (ii) $2.2 billion in 5.0% senior unsecured notes (the “SoftBank Senior Unsecured Notes”) with associated warrants issued to SoftBank Group Corp. (“SoftBank Obligor”) to purchase 86,591,946 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share and (iii) credit support for a $1.75 billion letter of credit facility (the “2020 LC Facility”) with associated warrants issued to SoftBank Obligor to purchase 43,295,973 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share. See Note 16 for additional details regarding the 2020 LC Facility.

SoftBank Senior Secured Debt

The funding of the $1.1 billion of SoftBank Senior Secured Debt originally contemplated per the Master Transaction Agreement was contingent on the completion of the 2020 Tender Offer (as defined in Note 14) and the 2020 Tender Offer was not completed therefore the SoftBank Senior Secured Debt was also considered terminated in April 2020. See Note 14 for additional details regarding the 2020 Tender Offer.

In August 2020, the Company, WW Co-Obligor Inc., and StarBright WW LP, an affiliate of SBG (the “Note Purchaser”), entered into a new senior secured note purchase agreement for up to an aggregate principal amount of $1.1 billion of senior secured debt in the form of 12.50% senior secured notes (the “SoftBank Senior Secured Notes”). The agreement allows the Company to borrow once every 30 days up to the maximum remaining capacity with minimum draws of $50.0 million. The SoftBank Senior Secured Notes will mature 4 years from the first draw. The Company had the ability to draw for 6 months starting from the date of the senior secured note purchase agreement, and the Company extended this draw period for an additional 6 months by delivery of an extension notice to the Note Purchaser in January 2021 pursuant to the terms of the agreement. As of June 30, 2021 and December 31, 2020, no draw notices had been delivered pursuant to the senior secured note purchase agreement.

Amended and Restated Senior Secured Notes

In March 2021, the Company and an affiliate of SBG entered into a letter agreement pursuant to which the Company and an affiliate of SBG have agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement that governs the SoftBank Senior Secured Notes (as amended and restated, the “A&R Senior Secured Note Purchase Agreement”) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow up to an aggregate principal amount of $550.0 million of senior secured debt in the form of new 7.5% senior secured notes (the “A&R Senior Secured Notes”). It is a condition to the execution of the A&R Senior Secured Note Purchase Agreement that any outstanding SoftBank Senior Secured Notes be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow once every 30 days with minimum draws of $50.0 million. The A&R Senior Secured Notes will mature no later than February 12, 2023 or, if earlier, 18 months from the Closing.

SoftBank Senior Unsecured Notes

To formalize SBG’s October 2019 commitment to provide WeWork Companies LLC with up to $2.2 billion of unsecured debt, on December 27, 2019, WeWork Companies LLC, WW Co-Obligor Inc., a wholly owned

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

subsidiary of WeWork Companies LLC and a co-obligor under our Senior Notes (defined in Note 14), and StarBright WW LP, an affiliate of SBG (the “Note Purchaser”), entered into a master senior unsecured note purchase agreement (as amended from time to time and as supplemented by that certain waiver dated as of July 7, 2020, the “Master Note Purchase Agreement”).

Pursuant to the terms of the Master Note Purchase Agreement, WeWork Companies LLC may deliver from time to time to the Note Purchaser draw notices and accordingly sell to the Note Purchaser SoftBank Senior Unsecured Notes up to an aggregate original principal amount of $2.2 billion. A draw notice pursuant to the Master Note Purchase Agreement, may be delivered only if WeWork Companies LLC’s net liquidity is, or prior to the applicable closing is reasonably expected to be, less than $750.0 million, and the amount under each draw shall not be greater than the lesser of (a) $250.0 million and (b) the remaining commitment (defined as the original principal amount of $2.2 billion less notes issued) and shall not be greater than an amount sufficient to cause, or reasonably expected to cause, the net liquidity of WeWork Companies LLC to be equal to $750.0 million after giving effect to receipt of proceeds from the issuance of the applicable SoftBank Senior Unsecured Notes.

As of June 30, 2021, the Company had delivered draw notices in respect of $2.2 billion under the Master Note Purchase Agreement and an aggregate principal amount of $2.2 billion of SoftBank Senior Unsecured Notes were issued to the Note Purchaser and reflected as unsecured related party debt on the condensed consolidated balance sheet as of June 30, 2021. As of December 31, 2020, the Company had delivered draw notices in respect of $1.2 billion under the Master Note Purchase Agreement and an aggregate principal amount of $1.2 billion of SoftBank Senior Unsecured Notes were issued to the Note Purchaser and reflected as unsecured related party debt on the condensed consolidated balance sheet as of December 31, 2020.

Following the delivery of a draw notice, the Note Purchaser may notify WeWork Companies LLC that it intends to engage an investment bank or investment banks to offer and sell the applicable SoftBank Senior Unsecured Notes or any portion thereof to third-party investors in a private placement. Solely with respect to the first $200.0 million in draws (the “Initial Notes”), the Note Purchaser waived this syndication right and no action has been taken on the remainder of the draws.

The SoftBank Senior Unsecured Notes have a stated interest rate of 5.0%. However because the associated warrants obligate the Company to issue shares in the future, the implied interest rate upon closing, assuming the full commitment is drawn, was approximately 11.69%. The SoftBank Senior Unsecured Notes will mature in July 2025.

SoftBank Debt Financing Costs due to SBG

The warrants issued to SoftBank Obligor in December 2019 to purchase 86,591,946 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share, issued in connection with the SoftBank Senior Unsecured Notes (the “SoftBank Senior Unsecured Notes Warrant”), were valued at $38.6 million as of June 30, 2021 and were valued at $279.3 million as of December 31, 2020. During the three and six months ended June 30, 2021, the Company recognized a gain of $0.9 million and $54.8 million , respectively, resulting from changes in fair value of the SoftBank Senior Unsecured Notes Warrant liability, included in gain (loss) from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations. During the three and six months ended June 30, 2020, the Company recognized a gain of $2.8 million and $270.5 million, respectively, resulting from changes in fair value of the SoftBank Senior Unsecured Notes Warrant liability, included in gain

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

(loss) from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations. During the three and six months ended June 30, 2021, none and 86,591,946, respectively, H-3 shares were issued in connection with the SoftBank Unsecured Notes Warrant and in exchange the Company received none and $0.9 million, respectively. During the three and six months ended June 30, 2021 and 2020, no H-4 shares were issued in connection with the SoftBank Unsecured Notes Warrant.

The SoftBank Senior Unsecured Notes Warrant of $568.9 million was capitalized at issuance as a deferred financing cost and included, net of accumulated amortization, as a component of other assets on the accompanying condensed consolidated balance sheets as June 30, 2021 and December 31, 2020. This asset will be amortized into interest expense over the five year life of the SoftBank Senior Unsecured Notes. During the three and six months ended June 30, 2021, the Company recorded $26.6 million and $53.2 million, respectively of interest expense associated with the amortization of this deferred financing cost. During the three and six months ended June 30, 2020, the Company recorded $26.6 million of interest expense associated with the amortization of this deferred financing cost.

The warrants issued to SoftBank Obligor in December 2019 to purchase 43,295,973 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share, issued in connection with the agreement by SoftBank Obligor to provide credit support for the 2020 LC Facility (“the 2020 LC Facility Warrant”), were valued at $19.3 million as of June 30, 2021 and were valued at $139.6 million as of December 31, 2020. During the three and six months ended June 30, 2021, the Company recognized a gain of $0.4 million and $27.4 million, respectively, resulting from changes in fair value of the 2020 LC Facility Warrant, included in gain (loss) from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations. During the three and six months ended June 30, 2020, the Company recognized a gain of $1.4 million and $135.2 million, respectively, resulting from changes in fair value of the 2020 LC Facility Warrant, included in gain (loss) from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations. During the three and six months ended June 30, 2021, none and 43,295,973, respectively, H-3 shares were issued in connection with the 2020 LC Facility Warrant and in exchange the Company received none and $0.4 million, respectively. During the three and six months ended June 30, 2021, no H-4 shares were issued in connection with the 2020 LC Facility Warrant. During the three and six months ended June 30, 2020, no H-3 or H-4 shares were issued in connection with the 2020 LC Facility Warrant.

The 2020 LC Facility Warrant of $284.4 million was capitalized at issuance as a deferred financing cost and included, net of accumulated amortization, as a component of other assets on the accompanying condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020. This asset will be amortized into interest expense from February 10, 2020 through the February 10, 2023 termination date of the 2020 LC Facility. During the three and six months ended June 30, 2021, the Company recorded $23.7 million and $47.4 million, respectively, of interest expense associated with the amortization of this deferred financing cost. During the three and six months ended June 30, 2020, the Company recorded $23.7 million and $36.8 million of interest expense associated with the amortization of this deferred financing cost.

Other than customary adjustments for recapitalizations and other reorganizations, the warrants associated with the SoftBank Senior Unsecured Notes Warrant and the 2020 LC Facility Warrant, (collectively the “Penny Warrants” or the “SoftBank Debt Financing Warrant Liability”) were subject to anti-dilution protection for any increase in the Company’s capital stock outstanding prior to December 27, 2020, as a result SoftBank Obligor was entitled to an additional 6,121,239 number of warrants that were also outstanding as of December 31, 2020. The Penny Warrants became exercisable on April 1, 2020 and expire on December 27, 2024. In August 2021, the Penny Warrants were transferred to a wholly-owned subsidiary of SBG. The Company recorded an ASC 480

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

liability representing the fair value of the Penny Warrants. The measurement of the Penny Warrants is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs. As of June 30, 2021 and December 31, 2020, the SoftBank Debt Financing Warrant Liability totaled $57.9 million and $418.9 million, respectively and was included as a component of the convertible related party liabilities, net on the accompanying condensed consolidated balance sheets.

The Company also agreed to reimburse SBG for all fees and expenses incurred in connection with the SoftBank Transactions in an aggregate amount up to $50.0 million of which none were paid during the six months ended June 30, 2021, $35.5 million was paid the year ended December 31, 2020, and the remaining $14.5 million was included as a component of accounts payable and accrued expenses on the accompanying condensed consolidated balance sheet as of June 30, 2021. The Company allocated $20.0 million of the total costs as deferred financing costs included net of accumulated amortization within other assets on the condensed consolidated balance sheet which will be amortized into interest expense over the life of the debt facility to which it was allocated. During the three and six months ended June 30, 2021 the Company recorded $1.1 million and $2.2 million, respectively, of interest expense associated with the amortization of these deferred financing costs. During the three and six months ended June 30, 2020, the Company recorded $1.1 million and $1.5 million, respectively, of interest expense associated with the amortization of these deferred financing costs and $5.0 million of these costs were written off and were allocated to the terminated SoftBank Senior Secured Debt noted above. The Company allocated $15.0 million as equity issuance costs associated with the 2019 Warrant, recorded as a reduction of the Series H-1 Preferred Share balance on the consolidated balance sheet during the fourth quarter of 2019. The remaining $15.0 million was expensed as a transaction cost during the fourth quarter of 2019 as it related to various other components of the SoftBank Transactions which did not qualify for capitalization.

SoftBank Debt Financing Costs due to Third Parties

As of June 30, 2021 and December 31, 2020, respectively the Company had capitalized a total of $4.6 million and $5.4 million, respectively in net debt issuance costs paid or payable to third parties associated with the SoftBank Debt Financing which will be amortized over a three to five year period. Such costs were capitalized as deferred financing costs and included as a component of other assets, net of accumulated amortization, on the accompanying condensed consolidated balance sheet. During the three and six months ended June 30, 2021, the Company recorded $0.6 million and $1.2 million, respectively, of interest expense relating to the amortization of these costs. During the three and six months ended June 30, 2020, the Company recorded $0.6 million and $0.9 million, respectively of interest expense relating to the amortization of these costs.

2019 Warrant — In January 2019, in conjunction with the Amended 2018 Warrant, discussed below, the Company entered into a warrant with SB WW Holdings (Cayman) Limited (“SBWW”), pursuant to which the Company agreed to issue shares of the Company’s capital stock (the “2019 Warrant”). Under the terms of the original 2019 Warrant, in exchange for the issuance of the Company’s capital stock, SBWW was to make a payment of $1.5 billion on April 3, 2020. The right of SBWW to receive shares of the Company’s capital stock was to be automatically exercised on April 3, 2020 at a per-share price of $110.00. During the year ended December 31, 2019, the Company recognized an additional capital contribution of $219.7 million and an equal off-setting amount within additional paid-in capital representing the fair value of the 2019 Warrant and modification of the 2018 Warrant (discussed below) prior to being drawn. The measurement of the 2019 Warrant is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

In October 2019, in accordance with the SoftBank Transactions, the 2019 Warrant was amended to accelerate SBG’s obligation for payment of $1.5 billion from April 3, 2020 to October 30, 2019, and the exercise price was amended from $110.00 per share to $11.60 per share for a new security in the form of Series H-1 or H-2 Convertible Preferred Stock. The Company received the $1.5 billion on October 30, 2019, and issued 17,241,379 shares of Series H-1 Convertible Preferred Stock on November 4, 2019. Upon issuance, the shares of Series H-1 Convertible Preferred Stock were recorded at $200.0 million less issuance costs of $38.6 million. Upon the draw, the Company reclassified $219.7 million of the equity asset that was established upon entering into the arrangement in January 2019 from its consolidated balance sheet. During the six months ended June 30, 2020, the Company recognized a gain of $386.6 million resulting from changes in fair value of the 2019 Warrant, included in gain (loss) from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations. The remaining 112,068,966 shares of Series H-1 Convertible Preferred Stock were issued in April 2020. Upon issuance, the shares of Series H-1 Convertible Preferred Stock were recorded at $911.1 million, equal to the fair value of the 2019 Warrant on the date of issuance of the shares.

Note 10. Long-Term Debt, Net

Long-term debt, net consists of the following:

(Amounts in thousands, except percentages)	Maturity Year	Interest Rate	June 30, 2021	December 31, 2020
Senior Notes:
Outstanding principal balance	2025	7.875%	$669,000	$669,000
Less: Unamortized debt issuance costs			(10,251)	(11,363)

Total Senior Notes, net			658,749	657,637

Other Loans:
Outstanding principal balance	2021 - 2022	2.5% - 3.0%	38,231	43,833
Less: Current portion of Other Loans (See Note 8)			(37,534)	(13,114)

Total non-current portion Other Loans, net			697	30,719

Total long-term debt, net			$659,446	$688,356

Senior Notes — In April 2018, the Company issued $702.0 million in aggregate principal amount of unsecured senior notes due 2025 (the “Senior Notes”) at a 7.875% interest rate in a private offering pursuant to Rule 144A under the Securities Act and Regulation S under the Securities Act. The Company’s gross proceeds of $702.0 million, from the issuance of the Senior Notes, were recorded net of debt issuance costs of $17.4 million. The debt issuance costs are deferred and will be amortized into interest expense over the term of the Senior Notes using the effective interest method. Interest on the Senior Notes accrues and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem the Senior Notes, in whole or in part, at any time prior to maturity, subject to certain make-whole premiums. The Senior Notes mature on May 1, 2025 at 100% of par.

No Senior Notes were repurchased during the three and six months ended June 30, 2021 and 2020. As of June 30, 2021, $669.0 million in aggregate principal remains outstanding.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Upon the occurrence of certain change of control triggering events, the Company may be required to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the date of repurchase. The Senior Notes contain certain restrictive covenants that limit the Company’s ability to create certain liens, to enter into certain affiliated transactions and to consolidate or merge with, or convey, transfer or lease all or substantially all of its assets, subject to important qualifications and exceptions.

The Senior Notes (i) rank equally in right of payment with the SoftBank Senior Unsecured Notes, any payment obligations under the 2020 LC Facility and any existing and future senior indebtedness of the Company, (ii) are senior in right of payment to any existing and future subordinated obligations of the Company, and (iii) are effectively subordinated to all secured indebtedness of the Company (including obligations under the 2020 LC Facility discussed in Note 16) to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all liabilities of any subsidiary that does not guarantee the Senior Notes.

The Senior Notes are unconditionally guaranteed on a senior basis by each of our subsidiaries that guarantees obligations under the Company’s 2020 LC Facility or certain other indebtedness of the Company as a guarantor. As of June 30, 2021, each restricted subsidiary that guaranteed obligations under the 2020 LC Facility discussed in Note 16 also guaranteed the Senior Notes.

Subsequent to the July 2019 legal entity reorganization, WeWork Companies LLC is the obligor of its Senior Notes, which is also fully and unconditionally guaranteed by WeWork Inc. WeWork Inc. and the other subsidiaries that sit above WeWork Companies LLC in our legal structure are holding companies that conduct substantially all of their business operations through WeWork Companies LLC. As of June 30, 2021, based on the covenants and other restrictions of the Senior Notes, WeWork Companies LLC is restricted in its ability to transfer funds by loans, advances or dividends to WeWork Inc. and as a result all of the net assets of WeWork Companies LLC are considered restricted net assets of WeWork Inc. See the Supplementary Information — Consolidating Balance Sheet, for additional details regarding the net assets of WeWork Companies LLC.

The indenture that governs the Senior Notes also restricts us from incurring indebtedness or liens or making certain investments or distributions, subject to a number of exceptions. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Liquidity (as defined in the indenture that governs our Senior Notes). For incurrences in 2019, Minimum Liquidity was required to be 0.7 times Total Indebtedness (as defined in the indenture that governs our Senior Notes) and for incurrences in 2020, Minimum Liquidity was required to be 0.3 times Total Indebtedness. Beginning on January 1, 2021, there is no longer a Minimum Liquidity requirement. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Growth-Adjusted EBITDA (as defined in the indenture that governs our Senior Notes) for the most recent four consecutive fiscal quarters. For incurrences in fiscal years ending December 31, 2019, 2020, 2021 and 2022-2025, the Minimum Growth-Adjusted EBITDA required for the immediately preceding four consecutive fiscal quarters is $200.0 million, $500.0 million, $1.0 billion and $2.0 billion, respectively. For the four quarters ended June 30, 2021, the Company’s Minimum Growth-Adjusted EBITDA, as calculated in accordance with the indenture, was less than the $1.0 billion requirement effective as of January 1, 2021. As a result, the Company will be restricted in its ability to incur certain new indebtedness in 2021 that was not already executed or committed to as of December 31, 2019, until such Minimum Growth-Adjusted EBITDA increases above the threshold required. The restrictions of the Senior Notes do not impact our ability to access the unfunded commitments pursuant to the SoftBank Senior Unsecured Notes and the SoftBank Senior Secured Notes.

During the three and six months ended June 30, 2021, the Company recorded interest expense of $13.2 million and $26.4 million, respectively, and amortization of deferred financing costs recorded as interest expense of

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

$0.6 million and $1.2 million related to the Senior Notes, respectively. During the three and six months ended June 30, 2020, the Company recorded interest expense of $13.2 million and $26.4 million, respectively, and amortization of deferred financing costs recorded as interest expense of $0.5 million and $1.0 million related to the Senior Notes, respectively.

424 Fifth Venture Loans — On February 8, 2019, the 424 Fifth Venture entered into three loans (collectively, the “424 Venture Loans”) relating to the 424 Fifth Property and development project with availability totaling $900 million. In March 2020, the 424 Fifth Property was sold and a portion of the sale proceeds were utilized to repay the principal and interest outstanding on the 424 Venture Loans in full. The Company accounted for this repayment as a debt extinguishment in accordance with ASC 470, Debt and recorded a loss of $71.6 million included within loss on extinguishment of debt on the condensed consolidated statements of operations for the three and six months ended June 30, 2020. The loss on extinguishment represents the difference between the $756.6 million in cash paid, including a prepayment penalty and various other closing costs totaling $56.1 million and the net carrying amount of the debt and unamortized debt issuance costs immediately prior to the extinguishment of $685.0 million. This extinguishment was not considered to be a troubled debt restructuring.

During 2020, for the period prior to extinguishment, the weighted average interest rate on the 424 Fifth Venture Loans was 7.8% and $10.4 million of interest expense was originally included within the Company’s construction in progress balance as a component of property and equipment, immediately prior to the sale, as the 424 Fifth Property was under development and not ready for its intended use before it was sold.

The 424 Fifth Venture Loans were secured only by the assets and equity of the 424 Fifth Venture, and were recourse to the Company in certain limited circumstances, and the Company had provided certain customary performance guarantees standard for real estate and construction financing.

Other Loans — As of June 30, 2021 and December 31, 2020, the Company had various other loans (the “Other Loans”) with outstanding principal amounts of $38.2 million and $43.8 million, respectively, and interest rates ranging from 2.5% to 3.0% and 2.5% to 3.0%, respectively. During the three months ended June 30, 2021, and 2020, the Company recorded interest expense of $0.3 million and $1.1 million respectively, related to these Other Loans. During the six months ended June 30, 2021, and 2020, the Company recorded interest expense of $0.5 million and $2.0 million, respectively, related to these Other Loans. During the three and six months ended June 30, 2021, the Company repaid $0.6 million and $2.6 million of principal, respectively, and recorded no loss on extinguishment of debt in connection with the prepayment of principal of Other Loans. During the three and six months ended June 30, 2020, the Company repaid $0.6 million and $1.2 million of principal, respectively, and recorded no loss on extinguishment of debt in connection with the prepayment of principal of Other Loans.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Principal Maturities — Combined aggregate principal payments for current and long-term debt as of June 30, 2021 are as follows:

(Amounts in thousands)	Total
Remainder of 2021	$9,730
2022	28,501
2023	—
2024	—
2025	669,000
2026 and beyond	—

Total minimum payments	$707,231

Note 11. Fair Value Measurements

Recurring Fair Value Measurements

The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following:

	June 30, 2021
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$415,027	$—	$—	$415,027
Other investments — available-for-sale convertible notes	—	—	39,275	39,275

Total assets measured at fair value	$415,027	$—	$39,275	$454,302

Liabilities:
Convertible related party liabilities — SoftBank Senior Unsecured Notes Warrant	$—	$—	$38,629	$38,629
Convertible related party liabilities — 2020 LC Facility Warrant	—	—	19,315	19,315

Total liabilities measured at fair value	$—	$—	$57,944	$57,944

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

	December 31, 2020
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$330,049	$—	$—	$330,049
Other investments — available-for-sale convertible notes	—	—	49,849	49,849

Total assets measured at fair value	$330,049	$—	$49,849	$379,898

Liabilities:
Other current liabilities — IndiaCo Forward Contract Liability	$—	$—	$7,907	$7,907
Convertible related party liabilities — SoftBank Senior Unsecured Notes Warrant	—	—	279,269	279,269
Convertible related party liabilities — 2020 LC Facility Warrant	—	—	139,639	139,639

Total liabilities measured at fair value	$—	$—	$426,815	$426,815

The tables below provide a summary of the changes in assets and liabilities recorded at fair value and classified as Level 3:

(Amounts in thousands)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Assets:
Balance at beginning of period	$49,849	$5,541
Purchases	15,000	85,000
Credit loss valuation allowance included in income (loss) from equity method and other investments	(15,265)	(43,857)
Reclassification of forward contract liability to credit valuation allowance upon funding of commitment	(8,499)	—
Unrealized (loss) gain on available-for-sale securities included in other comprehensive income	(2,263)	4,369
Accrued interest income	5,603	5,840
Accrued interest collected	(5,269)	(2,678)
Foreign currency translation (losses) gain included in other comprehensive income	119	3,810
Foreign currency gain (loss) included in net income	—	(8,176)

Balance at end of period	$39,275	$49,849

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

	Six Months Ended June 30, 2021
(Amounts in thousands)	Balance at Beginning of Period	Additions	Settlements	Change in Fair Value (1)	Foreign Currency Translation Gains (Losses) Included in Other Comprehensive Income	Balance at End of Period
Liabilities:
IndiaCo Forward Contract Liability	$7,907	$—	$(8,499)	$592	$—	$—
SoftBank Senior Unsecured Notes Warrant	279,269	—	(474,521)	233,881	—	38,629
2020 LC Facility Warrant	139,639	—	(237,265)	116,941	—	19,315

Total	$426,815	$—	$(720,285)	$351,414	$—	$57,944

(1)

During the six months ended June 30, 2021, $0.6 million of the change in fair value was included as a loss within income (loss) from equity method and other investments on the accompanying condensed consolidated statements of operations and $350.8 million was included as a loss from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations.

	Year Ended December 31, 2020
(Amounts in thousands)	Balance at Beginning of Period	Additions	Settlements	Change in Fair Value (1)	Foreign Currency Translation Gains (Losses) Included in Other Comprehensive Income	Balance at End of Period
Liabilities:
Contingent consideration payable in stock	$445	$—	$(319)	$(122)	$(4)	$—
IndiaCo Forward Contract Liability	—	9,507	—	(1,600)	—	7,907
2019 Warrant	1,297,758	—	(911,120)	(386,638)	—	—
SoftBank Senior Unsecured Notes Warrant	568,877	—	(934)	(288,674)	—	279,269
2020 LC Facility Warrant	284,440	—	(466)	(144,335)	—	139,639

Total	$2,151,520	$9,507	$(912,839)	$(821,369)	$(4)	$426,815

(1)

During the year ended December 31, 2020, $0.1 million of the change in fair value was included as a reduction of selling, general and administrative expenses, $1.6 million was included as a gain within income (loss) from equity method and other investments on the accompanying condensed consolidated statements of operations and $819.6 million was included as a gain from change in fair value of related party financial instruments on the accompanying condensed consolidated statements of operations.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

During the three and six months ended June 30, 2021, there were $12.9 million and $15.3 million, respectively, of unrealized losses included in income (loss) from equity method and other investments, relating to Level 3 assets held as of June 30, 2021. During the year ended December 31, 2020, there were $43.9 million of unrealized losses included in income (losses) from equity method and other investments, relating to Level 3 assets held as of December 31, 2020. The Company does not intend to sell its investments in available-for-sale convertible notes and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

During the three and six months ended June 30, 2021, there were none and $(0.6) million, respectively, of unrealized losses included as a loss within income (loss) from equity method and other investments and $1.3 million and $(350.8) million, respectively, of unrealized gains (losses) included as gain (loss) from change in fair value of related party financial instruments relating to Level 3 liabilities held as of June 30, 2021.

During the year ended December 31, 2020, there were $0.1 million of unrealized gains included as a reduction in selling, general and administrative, $1.6 million included as a gain within income (loss) from equity method and other investments and $433.0 million of unrealized gains included as gain (loss) from change in fair value of related party financial instruments relating to Level 3 liabilities held as of December 31, 2020.

The valuation techniques and significant unobservable inputs used in the recurring fair value measurements categorized within Level 3 of the fair value hierarchy are as follows:

	June 30, 2021
	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average)
Level 3 Assets:
Other investments — available-for-sale convertible notes	$39,275	Discounted cash flow	Price per share	$2.25
Level 3 Liabilities:
Convertible related party liabilities	$57,944	Discounted cash flow	Preferred share fair values	$9.48

	December 31, 2020
	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average)
Level 3 Assets:
Other investments — available-for-sale convertible notes	$49,849	Discounted cash flow/Market approach	Price per share	$2.97
Level 3 Liabilities:
IndiaCo Forward Contract Liability	$7,907	Discounted cash flow	Price per share	$2.97
Convertible related party liabilities	$418,908	Discounted cash flow	Preferred share fair values	$3.09

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s assets and liabilities may differ from values that would have been used had a ready market for the securities existed.

Nonrecurring Fair Value Measurements

Non-financial assets and liabilities measured at fair value in the condensed consolidated financial statements on a nonrecurring basis consist of certain investments, goodwill, intangibles and other long-lived assets on which impairment adjustments were required to be recorded during the period and assets and related liabilities held for sale which, if applicable, are measured at the lower of their carrying value or fair value less any costs to sell.

As discussed in Note 5, on October 2, 2020, ChinaCo was deconsolidated. The Company’s remaining 21.6% ordinary share investment was valued at $26.3 million upon deconsolidation and will be accounted for as an equity method investment. The initial fair value of the Company’s retained investment in ChinaCo was determined using a combination of the market approach and the implied value of ChinaCo based on the TBP investment and a discounted cash flow valuation model that incorporated level 3 unobservable inputs relevant to the valuation of the Company’s retained ordinary shares versus the preferred shares acquired by TBP.

As of June 30, 2021 and December 31, 2020, there were no assets or related liabilities held for sale included on the accompanying condensed consolidated balance sheet. During the three and six months ended June 30, 2021, the Company recorded an impairment charge of none related to assets and liabilities previously classified as held for sale. During the three and six months ended June 30, 2020, the Company recorded an impairment charge of $17.0 million related to assets and liabilities previously classified as held for sale determined to be Level 2 within the fair value hierarchy based primarily on respective contracts of sale.

The Company also recorded impairment charges and other write-offs of certain other long-lived assets, impairing such assets to a carrying value of zero, for impairment charges totaling $195.3 million and $438.1 million during the three and six months ended June 30, 2021, respectively. During the three and six months ended June 30, 2021, the Company also recorded impairment charges totaling $47.6 million and $104.3 million, respectively, relating to right-of-use assets and property and equipment with an as adjusted remaining carrying value totaling $1,224.8 million as of June 30, 2021, valued based on level 3 inputs representing market rent data for the market the right-of-use assets are located in.

Other Fair Value Disclosures

The estimated fair value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to their short maturity periods. As of June 30, 2021, the estimated fair value of the Company’s Senior Notes, excluding unamortized debt issuance costs, was approximately $699.6 million based on recent trading activity (Level 1). For the remainder of the Company’s long-term debt, the carrying value approximated the fair value as of June 30, 2021.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Note 12. Revenue Recognition

Disaggregation of Revenue

The following table provides disaggregated detail of the Company’s revenue by major source for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
ASC 606 membership and service revenue	$341,592	$638,640	$701,202	$1,483,304
ASC 842 rental and service revenue	223,572	187,291	443,226	303,717

Total membership and service revenue	565,164	825,931	1,144,428	1,787,021
Other revenue	28,314	55,803	46,903	151,596

Total revenue	$593,478	$881,734	$1,191,331	$1,938,617

Contract Balances

The following table provides information about contract assets and deferred revenue from contracts with customers recognized in accordance with ASC 606:

(Amounts in thousands)	June 30, 2021	December 31, 2020
Contract assets (included in accounts receivable and accrued revenue, net)	$19,894	$36,284
Contract assets (included in other current assets)	$8,467	$13,111
Contract assets (included in other assets)	$14,679	$22,300
Deferred revenue	$(56,439)	$(74,645)

Revenue recognized in accordance with ASC 606 during the six months ended June 30, 2021, which was included in deferred revenue as of January 1, 2021, was $32.3 million. Revenue recognized during the six months ended June 30, 2020, which was included in deferred revenue as of January 1, 2020, was $81.3 million.

Assets Recognized from the Costs to Obtain a Contract with a Customer

As of June 30, 2021 and December 31, 2020, the Company had $40.2 million and $31.6 million, respectively, of prepaid member referral fees and sales incentive compensation included in other current assets and had $17.9 million and $18.0 million, respectively, of prepaid member referral fees and sales incentive compensation included in other assets on the accompanying condensed consolidated balance sheets. During the three months ended June 30, 2021 and 2020, the Company recognized $14.7 million and $25.6 million, respectively, of amortization of capitalized contract costs. During the six months ended June 30, 2021 and 2020, the Company recognized $28.2 million and $54.7 million, respectively, of amortization of capitalized contract costs. The amortization of these costs is included as a component of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Remaining Performance Obligations

The aggregate amount of the transaction price allocated to the Company’s remaining performance obligations that represent contracted customer revenues that have not yet been recognized as revenue as of June 30, 2021, that will be recognized as revenue in future periods over the life of the customer contracts, in accordance with ASC 606, was approximately $2 billion. Over half of the remaining performance obligation as of June 30, 2021 is scheduled to be recognized as revenue within the next twelve months, with the remaining to be recognized over the remaining life of the customer contracts, the longest of which extends through 2031.

Approximate future minimum lease cash flows to be received over the next five years and thereafter for non-cancelable membership agreements accounted for as leases in accordance with ASC 842 in effect at June 30, 2021 are as follows:

(Amounts in thousands)	ASC 842 Revenue
2021	$308,654
2022	446,769
2023	288,467
2024	146,649
2025	69,171
2026 and beyond	41,743

Total	$1,301,453

The combination of the remaining performance obligation to be recognized as revenue under ASC 606 plus the remaining future minimum lease cash flows of the Company’s member contracts that qualify as leases is comparable to what the Company has historically referred to as “Committed Revenue Backlog”, which totaled approximately $3 billion and $3 billion as of June 30, 2021 and December 31, 2020, respectively. The Company has excluded from these amounts contracts with variable consideration where revenue is recognized using the right to invoice practical expedient.

Note 13. Leasing Arrangements

The real estate operating lease cost incurred before a location opens for member operations is recorded in pre-opening location expenses on the accompanying condensed consolidated statements of operations. Once a location opens for member operations, the entire real estate operating lease cost is included in location operating expenses on the accompanying condensed consolidated statements of operations. Real estate operating lease cost for the Company’s corporate offices and relating to other offerings not directly related to our space-as-a-service offering, for the periods subsequent to acquisition and prior to disposal or wind down, are included in selling, general and administrative expenses on the accompanying condensed consolidated statements of operations. In connection with the restructuring described in Note 3, the Company has decided to strategically close certain locations and terminate certain leases. Any lease termination payments or other remaining lease costs under these leases, where a previously opened location has been closed in preparation for executing a lease termination and/or where a termination agreement has been reached with the landlord, are included in restructuring and other related costs on the accompanying condensed consolidated statements of operations. Other lease terminations,

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

not associated with the restructuring described in Note 3, are classified consistent with the original classification of the lease cost prior to termination. Real estate operating lease cost incurred during the period in which a workspace location has been closed for member operations and all members have been relocated to a new workspace location, before management’s decision to enter negotiations to terminate a lease is recorded in pre-opening location expenses on the accompanying consolidated statements of operations.

“Lease cost contractually paid or payable” for each period presented below represents cash payments due for base and contingent rent, common area maintenance amounts and real estate taxes payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.

The non-cash adjustment to record lease cost “free rent” periods and lease cost escalation clauses on a straight-line basis over the term of the lease beginning on the date of initial possession is presented as “Non-cash GAAP straight-line lease cost” below. Non-cash GAAP straight-line lease cost also includes the amortization of any capitalized initial direct costs associated with obtaining a lease.

The tenant improvement allowances and broker commissions received or receivable by the Company for negotiating the Company’s leases are amortized on a straight-line basis over the lease term, as a reduction to the total operating lease cost and are presented as “amortization of lease incentives” below.

“Early termination fees and related (gain)/loss” for each period presented below includes payments due as a result of lease terminations, recorded on a straight-line basis over any remaining lease period as well as any gain or loss recognized on termination. When a lease is terminated, the lease liability and right of use asset is derecognized and any difference is recognized as a gain or loss on termination.

During the six months ended June 30, 2021, the Company terminated leases associated with a total of 59 previously open locations and 3 pre-open locations. Management is continuing to evaluate our real estate portfolio in connection with its ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021.

During the six months ended June 30, 2021, the Company has also successfully amended over 150 leases for a combination of partial terminations to reduce our leased space, rent reductions, rent deferrals, offsets for tenant improvement allowances and other strategic changes. These amendments and full and partial lease terminations have resulted in an estimated reduction of approximately $2.9 billion in total future undiscounted fixed minimum lease cost payments that were scheduled to be paid over the life of the original executed lease agreements, including changes to the obligations of ChinaCo which occurred during the period it was consolidated.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The components of total real estate operating lease cost for leases recorded under ASC 842 are as follows:

	Three Months Ended June 30, 2021
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$600,694	$24,909	$10,620	$50,288	$686,511
Non-cash GAAP straight-line lease cost	97,628	21,199	324	3,883	123,034
Amortization of lease incentives	(67,375)	(5,417)	(966)	(6,533)	(80,291)

Total real estate operating lease cost	$630,947	$40,691	$9,978	$47,638	$729,254

Early termination fees and related (gain)/loss	$—	$—	$—	$(96,415)	$(96,415)

	Six Months Ended June 30, 2021
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$1,300,034	$55,945	$20,134	$87,486	$1,463,599
Non-cash GAAP straight-line lease cost	131,283	25,534	902	2,021	159,740
Amortization of lease incentives	(142,401)	(10,158)	(1,794)	(10,495)	(164,848)

Total real estate operating lease cost	$1,288,916	$71,321	$19,242	$79,012	$1,458,491

Early termination fees and related (gain)/loss	$—	$—	$—	$(179,995)	$(179,995)

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

	Three Months Ended June 30, 2020
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$651,370	$36,322	$16,984	$275	$704,951
Non-cash GAAP straight-line lease cost	99,036	49,878	4,697	—	153,611
Amortization of lease incentives	(78,658)	(11,323)	(1,504)	175	(91,310)

Total real estate operating lease cost	$671,748	$74,877	$20,177	$450	$767,252

Early termination fees and related (gain)/loss	$—	$—	$—	$(39,193)	$(39,193)

	Six Months Ended June 30, 2020
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$1,266,768	$69,069	$34,579	$376	$1,370,792
Non-cash GAAP straight-line lease cost	228,901	112,126	12,147	—	353,174
Amortization of lease incentives	(143,483)	(23,562)	(3,327)	120	(170,252)

Total real estate operating lease cost	$1,352,186	$157,633	$43,399	$496	$1,553,714

Early termination fees and related (gain)/loss	$—	$—	$—	$(31,686)	$(31,686)

The Company’s total ASC 842 operating lease costs include both fixed and variable components as follows:

	Three Months Ended June 30, 2021
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Fixed real estate lease costs	$516,535	$35,411	$8,944	$43,270	$604,160
Fixed equipment and other lease costs	289	6	4	—	299

Total fixed lease costs	$516,824	$35,417	$8,948	$43,270	$604,459

Variable real estate lease costs	$114,412	$5,280	$1,034	$4,368	$125,094
Variable equipment and other lease costs	1,493	32	24	1,106	2,655

Total variable lease costs	$115,905	$5,312	$1,058	$5,474	$127,749

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

	Six Months Ended June 30, 2021
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Fixed real estate lease costs	$1,057,898	$61,313	$17,159	$69,830	$1,206,200
Fixed equipment and other lease costs	659	7	8	18	692

Total fixed lease costs	$1,058,557	$61,320	$17,167	$69,848	$1,206,892

Variable real estate lease costs	$231,018	$10,008	$2,083	$9,182	$252,291
Variable equipment and other lease costs	679	(32)	72	840	1,559

Total variable lease costs	$231,697	$9,976	$2,155	$10,022	$253,850

	Three Months Ended June 30, 2020
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Fixed real estate lease costs	$566,228	$71,312	$18,065	$362	$655,967
Fixed equipment and other lease costs	518	—	8	—	526

Total fixed lease costs	$566,746	$71,312	$18,073	$362	$656,493

Variable real estate lease costs	$105,520	$3,565	$2,112	$88	$111,285
Variable equipment and other lease costs	946	—	15	—	961

Total variable lease costs	$106,466	$3,565	$2,127	$88	$112,246

	Six Months Ended June 30, 2020
	Reported in:
(Amounts in thousands)	Location Operating Expenses	Pre-opening Location Expenses	Selling, General and Administrative Expenses	Restructuring and Other Related Costs	Total
Fixed real estate lease costs	$1,125,402	$148,150	$39,334	$410	$1,313,296
Fixed equipment and other lease costs	1,094	—	17	—	1,111

Total fixed lease costs	$1,126,496	$148,150	$39,351	$410	$1,314,407

Variable real estate lease costs	$226,784	$9,483	$4,065	$86	$240,418
Variable equipment and other lease costs	1,823	—	79	—	1,902

Total variable lease costs	$228,607	$9,483	$4,144	$86	$242,320

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The Company also has certain leases accounted for as finance leases. Total lease costs for finance leases are as follows:

	Three Months Ended June 30, 2021			Three Months Ended June 30, 2020
	Reported in:			Reported in:
(Amounts in thousands)	Depreciation and Amortization	Interest Expense	Total	Depreciation and Amortization	Interest Expense	Total
Total finance lease cost	$1,232	$1,068	$2,300	$1,332	$1,178	$2,510

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	Reported in:			Reported in:
(Amounts in thousands)	Depreciation and Amortization	Interest Expense	Total	Depreciation and Amortization	Interest Expense	Total
Total finance lease cost	$2,515	$2,170	$4,685	$2,660	$2,368	$5,028

The below table presents the lease related assets and liabilities recorded on the accompanying balance sheet as of June 30, 2021 and December 31, 2020, as recorded in accordance with ASC 842:

(Amounts in thousands)	Balance Sheet Captions	June 30, 2021	December 31, 2020
Assets:
Operating lease right-of-use assets	Lease right-of-use assets, net	$13,923,373	$15,107,880
Finance lease right-of-use assets(1)	Property and equipment, net	47,821	48,116

Total leased assets		$13,971,194	$15,155,996

Liabilities:
Current liabilities
Operating lease liabilities	Current lease obligations	$868,348	$842,680
Finance lease liabilities	Current lease obligations	5,183	4,851

Total current liabilities		873,531	847,531

Non-current liabilities
Operating lease obligations	Long-term lease obligations	18,936,572	20,220,274
Finance lease obligations	Long-term lease obligations	40,972	43,332

Total non-current liabilities		18,977,544	20,263,606

Total lease obligations		$19,851,075	$21,111,137

(1)	Finance lease right-of-use assets are recorded net of accumulated amortization of $19.9 million and $17.6 million as of June 30, 2021 and December 31, 2020, respectively.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The weighted average remaining lease term and weighted average discount rate for operating and finance leases as of June 30, 2021 and December 31, 2020 were as follows:

	June 30, 2021		December 31, 2020
	Operating	Finance	Operating	Finance
Weighted average remaining lease term (in years)	13	9	13	10
Weighted average discount rate percentage	8.8%	7.5%	8.7%	7.5%

The Company’s aggregate annual lease obligations relating to non-cancelable finance and operating leases in possession as of June 30, 2021 as presented in accordance with ASC 842:

(Amounts in thousands)	Finance Leases	Operating Leases	Total
Remainder of 2021	$4,598	$1,244,849	$1,249,447
2022	9,191	2,517,258	2,526,449
2023	8,849	2,597,497	2,606,346
2024	7,335	2,653,586	2,660,921
2025	6,334	2,680,086	2,686,420
2026 and beyond	32,470	22,446,916	22,479,386

Total undiscounted fixed minimum lease cost payments	68,777	34,140,192	34,208,969
Less amount representing lease incentive receivables(1)	—	(476,877)	(476,877)
Less amount representing interest	(22,622)	(13,858,395)	(13,881,017)

Present value of future lease payments	46,155	19,804,920	19,851,075
Less current portion of lease obligation	(5,183)	(868,348)	(873,531)

Total long-term lease obligation	$40,972	$18,936,572	$18,977,544

(1)

Lease incentives receivable primarily represent amounts expected to be received by the Company relating to payments for leasehold improvements that are reimbursable pursuant to lease provisions with relevant landlords and receivables for broker commissions earned for negotiating certain of the Company’s leases.

The future undiscounted fixed minimum lease cost payments for the leases presented above exclude an additional $2.4 billion relating to executed non-cancelable leases that the Company has not yet taken possession of as of June 30, 2021.

Note 14. Stock-Based Compensation

Effective February 4, 2015, the Company adopted an equity-based compensation plan, the 2015 Equity Incentive Plan, as amended (the “2015 Plan”), authorizing the grant of equity-based awards (including stock options, restricted stock and restricted stock units) to its management, employees, non-employee directors and other non-employees. Following the adoption of the 2015 Plan, no further grants were made under the Company’s original plan adopted in 2013 (the “2013 Plan”). On March 17, 2020, the Company amended and restated the 2015 Plan and the share pool reserved for grant and issuance under the 2015 Plan was amended to 81,786,139 shares of Class A Common Stock and 50,967,800 shares of Class B Common Stock. As of June 30, 2021, there were 14,257,460 shares of Class A Common Stock and equivalents that remained available for further grants under the 2015 Plan, no further grants may be made for equity awards with respect to shares of Class B Common Stock.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Profits Interest Units and Noncontrolling Partnership Interests in the WeWork Partnership — In July and August 2019, the Company issued 47,346,098 WeWork Partnerships Profits Interest Units in the WeWork Partnership, at a weighted average per-unit distribution threshold of $52.29 and a weighted-average per-unit preference amount of $13.93 and canceled certain existing stock option awards held by the WeWork Partnerships Profits Interests grantees. 42,473,167 of the WeWork Partnerships Profits Interest Units were issued to Adam Neumann, with the remainder issued to certain former members of management. The issuance of WeWork Partnerships Profits Interest Units represents a modification of the previously issued stock-options and any excess fair value of the replacement award over the fair value of the original award immediately before modification was recognized as incremental compensation cost in accordance with ASC 718. Each holder of WeWork Partnerships Profits Interest Units in the WeWork Partnership was also granted one share of the Company’s Class C Common Stock per WeWork Partnerships Profits Interests. The WeWork Partnerships Profits Interest Units granted were subject to certain time-based, market-based and/or performance-based vesting conditions.

On September 24, 2019, in connection with the Company’s operational restructuring, Mr. Neumann resigned as CEO. Upon resignation, he held 786,540 vested WeWork Partnerships Profits Interest Units. At the time of resignation, it was the expectation of the parties involved that a mutual agreement on the 41,686,627 unvested WeWork Partnerships Profits Interest Units, whose vesting were contingent on Mr. Neumann’s continued service as the Company’s CEO, would be renegotiated. Such agreement was not entered into until October 22, 2019, (which agreement became effective on October 30, 2019) in connection with the SoftBank Transactions. As the status of, and vesting conditions applicable to, the original pre-modified grant were not reflected in a legally binding agreement prior to October 30, 2019, such unvested award was treated for accounting purposes as being forfeited on September 24, 2019 and the modified award described below was accounted for as a new grant in the fourth quarter of 2019.

In October 2019, upon receipt of the $1.5 billion under the 2019 Warrant, the Company modified 786,540 WeWork Partnerships Profits Interests held by Mr. Neumann which had vested prior to his resignation on September 24, 2019, to reduce the per-unit distribution threshold from $64.36 to $19.19 and to reduce the per-unit catch-up base amount from $38.36 to $19.19. In October 2019, the Company also came to a final agreement with Mr. Neumann regarding modification to the remainder of his WeWork Partnerships Profits Interest Units award and determined that (i) 7,685,165 additional WeWork Partnerships Profits Interest Units would be modified to reduce the per-unit distribution threshold from $64.36 to $19.19, to reduce the per-unit catch-up base amount from $38.36 to $19.19, and to be immediately vested, (ii) 15,609,963 WeWork Partnerships Profits Interest Units would be modified to reduce the per-unit distribution threshold from $49.28 to $21.05, to reduce the per-unit catch-up base amount from $38.36 to $21.05, and to vest monthly over a two year period immediately following a change in control or initial public offering of the Company, contingent on compliance with the restrictive covenants and other obligations set forth in Mr. Neumann’s non-competition and non-solicitation agreement and (iii) the remaining 18,391,499 WeWork Partnerships Profits Interest Units were forfeited.

In February 2021, in connection with the Settlement Agreement, as defined in Note 16, the remaining 15,609,963 unvested WeWork Partnerships Profits Interest Units held by Mr. Neumann in the WeWork Partnership became fully vested. In addition, all of Mr. Neumann’s 24,081,668 WeWork Partnerships Profits Interests were amended to reduce the per-unit catch-up base amount to $0 and to reduce the per-unit distribution threshold to $10.00 (subject to downward adjustment based on closing date pricing if a de-SPAC or initial public offering occurs). As a result of this modification, the Company recorded $102.0 million of restructuring and other related costs in its consolidated statement of operations for the three-months ended March 31, 2021.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

As of June 30, 2021 and 2020, there were none and 1,045,002, respectively of unvested WeWork Partnerships Profits Interest Units outstanding relating to other former members of executive management which all contained time-based vesting conditions and would have vested over a 7 year period.

The economic terms of the WeWork Partnerships Profits Interest Units give the holder an economic interest in the future growth and appreciation of the Company’s business and are intended to replicate, in certain respects, the economics of incentive stock options, while providing more efficient tax treatment for both the Company and the holder.

Holders can also, at the election of the holder, (a) convert their vested WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units , or (b) exchange (along with the corresponding shares of WeWork Class C Common Stock) their vested WeWork Partnerships Profits Interest Units for (at WeWork’s election) shares of WeWork Class B Common Stock (which would immediately and automatically be exchanged for WeWork Class A Common Stock) or cash of an equivalent value. When the WeWork Partnership makes distributions to its partners, the holders of vested WeWork Partnerships Profits Interest Units are generally entitled to share in those distributions with the other partners, including the wholly-owned subsidiaries of WeWork Inc. that hold partnership interests, once the aggregate amount of distributions since the WeWork Partnerships Profits Interest Units were issued equals the “aggregate distribution threshold” with respect to those WeWork Partnerships Profits Interest Units. The “aggregate distribution threshold” with respect to any WeWork Partnerships Profits Interest Units issued equals the liquidation value of the WeWork Partnership when such WeWork Partnerships Profits Interest Units was issued, and such amount was determined based on a valuation of the WeWork Partnership performed by a third-party valuation firm. Once a WeWork Partnerships Profits Interest Units holder is entitled to share in distributions (because prior distributions have been made in an amount equal to the aggregate distribution threshold), the holder is entitled to receive distributions in an amount equal to a “preference amount”, which is a set dollar amount per WeWork Partnerships Profits Interest Units equal to the difference between the WeWork Partnerships Profits Interests “per-unit distribution threshold” (which is the per-profits-interest equivalent of the aggregate distribution threshold, as determined by a third party valuation firm) and its “catch-up base amount” (which is similar to an option exercise price), and thereafter shares pro rata in distributions with other partners in the WeWork Partnership.

Holders can also (a) convert their vested WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units, or (b) exchange (along with the corresponding shares of WeWork Class Common Stock) their vested WeWork Partnership Profits Interest Units for (at WeWork’s election) shares of the WeWork Class B Common Stock (which would immediately and automatically be exchanged for the WeWork Class A Common Stock) or cash of an equivalent value. Similar to their entitlement to distributions, as described above, holders of vested WeWork Partnerships Profits Interest Units can receive value through such an exchange only to the extent the value of the WeWork Partnership has increased above the aggregate distribution threshold. This is measured by comparing the value of a share of the WeWork Class A Common Stock on the day of exchange to the per-unit distribution threshold for the exchanged WeWork Partnerships Profits Interest Units. If, on the day that a WeWork Partnerships Profits Interest Units is exchanged, the value of a share of the WeWork Class A Common Stock exceeds the per-unit distribution threshold for the exchanged WeWork Partnerships Profits Interest Units, then the holder is entitled to receive that difference plus the “preference amount” for the WeWork Partnerships Profits Interest Units (subject to certain downward adjustments for prior distributions by the WeWork Partnership).

Upon the exchange of WeWork Partnerships Profits Interest Units in the WeWork Partnership for shares of WeWork Class B Common Stock or the forfeiture of WeWork Partnerships Profits Interest Units in the WeWork

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Partnership, the corresponding shares of WeWork Class C Common Stock will be redeemed. Shares of WeWork Class C Common Stock cannot be transferred other than in connection with the transfer of the corresponding WeWork Partnerships Profits Interest Units in the WeWork Partnership.

The redemption value of the WeWork Partnerships Profits Interest Units in the WeWork Partnership are measured based upon the aggregate redemption value and takes into account the proportion of employee services rendered under the WeWork Partnerships Profits Interest Units vesting provisions. The redemption value will vary from period to period based upon the fair value of the Company and are accounted for as a component of noncontrolling interests within the equity section of the consolidated balance sheet through reclassifications to and from additional-paid-in-capital.

As of June 30, 2021, there were 24,132,575 vested WeWork Partnerships Profits Interest Units outstanding. However, the overall redemption value of outstanding WeWork Partnerships Profits Interest Units and the corresponding noncontrolling interest in the WeWork Partnership was zero as of June 30, 2021 and December 31, 2020, as the fair market value of the Company’s stock as of June 30, 2021 and December 31, 2020, was less than the per-unit distribution threshold for the outstanding WeWork Partnerships Profits Interest Units. As the fair market value of the Company’s stock increases above the distribution threshold, the WeWork Partnerships Profits Interest Units will be dilutive to the Company’s ownership percentage in the WeWork Partnership.

The following table summarizes the WeWork Partnerships Profits Interest Units activity during the six months ended June 30, 2021:

	Number of WeWork Partnerships Profits Interest Units	Weighted- Average Distribution Threshold	Weighted- Average Preference Amount	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2020	25,168,938	$21.64	$0.47	$—
Granted	—	$—	$—	—
Exchanged/redeemed	—	$—	$—	—
Forfeited/canceled	(1,036,363)	$49.28	$10.92	—

Outstanding, June 30, 2021	24,132,575	$10.08	$10.00	$—

Exercisable, June 30, 2021	24,132,575	$10.08	$10.00	$—

Vested and expected to vest, June 30, 2021	24,132,575	$10.08	$10.00	$—

Vested and exercisable, June 30, 2021	24,132,575	$10.08	$10.00	$—

There were no WeWork Partnerships Profits Interest Units granted during the three and six months ended June 30, 2021, or during the year ended December 31, 2020.

For the three months ended June 30, 2021 and 2020 the Company recorded none and a reduction of $1.3 million, respectively, of stock-based compensation expense related to WeWork Partnerships Profits Interest Units awarded to employees. For the six months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $102.2 million, of which $102.0 million was recorded to restructuring and other related costs, and a reduction of $0.5 million, respectively, related to WeWork Partnerships Profits Interest Units

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

awarded to employees. As of June 30, 2021, there was no unrecognized stock-based compensation expense from outstanding WeWork Partnerships Profits Interest Units.

Stock Options

Service-based Vesting Conditions

The stock options outstanding noted below consist primarily of time-based options to purchase Class A or Class B Common Stock (which, upon issuance of the shares if exercised, which would immediately and automatically be exchanged for the Company’s Class A Common Stock), the majority of which vest over a three to five year period and have a ten-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The following table summarizes the stock option activity during the six months ended June 30, 2021:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2020	34,077,898	$4.74	6.4	$12,534
Granted	—	$—
Exercised	(5,395,515)	$2.17
Forfeited/canceled	(2,411,986)	$6.93
Outstanding, June 30, 2021	26,270,397	$5.05	5.9	$162,428

Exercisable June 30, 2021	18,044,420	$6.21	4.7	$103,098

Vested and expected to vest, June 30, 2021	26,010,655	$5.05	5.9	$162,428

Vested and exercisable, June 30, 2021	18,044,420	$6.21	4.7	$103,098

The weighted average grant date fair value of options granted during the year ended December 31, 2020 were $1.67.

The total intrinsic value of options exercised during the six months ended June 30, 2021 and the year ended December 31, 2020 was 40.0 million and 0.7 million, respectively.

Of the stock options granted during the year ended December 31, 2020, 1,578,681 stock options were valued using the Black-Scholes Model and a single option approach and the remaining 27,112,272 stock options granted had an original exercise price greater than the fair market value of the Company’s common stock on the date of grant and therefore the Company estimated the fair value of these awards using the binomial model.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The assumptions used to value stock options issued during the year ended December 31, 2020, were as follows (these assumptions exclude the options exchange in the 2019 Option Repricing Exchange and 2020 Option Repricing described below and noted in the table above):

December 31, 2020
Fair value of common stock	$2.07 - 2.10
Weighted average expected term (years)	6.22
Weighted average expected volatility	51.0%
Risk-free interest rate	0.30% - 1.02%
Dividend yield	—

For the three months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $3.4 million and $7.5 million, respectively, related to stock options awarded to employees and non-employee directors. For the six months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $7.3 million and $17.9 million, respectively, related to stock options awarded to employees and non-employee directors. As of June 30, 2021, the unrecognized stock-based compensation expense from outstanding options awarded to employees and non-employee directors was approximately $28.7 million, expected to be recognized over a weighted-average period of approximately 2.9 years.

For the three months ended June 30, 2021 and 2020, the Company recorded none and an expense of $0.4 million, respectively, of selling, general and administrative expenses related to stock options awarded to non-employee contractors for services rendered. For the six months ended June 30, 2021 and 2020, the Company recorded a reversal of $2.3 million and an expense of $0.9 million, respectively, of selling, general and administrative expenses related to stock options awarded to non-employee contractors for services rendered. The reversal of $2.3 million during the six months ended June 30, 2021 was related to expense previously taken for unvested options that were forfeited. As of June 30, 2021, there was no unrecognized expense related to stock options awarded to contractors.

For the three months ended June 30, 2021 and 2020, none and $0.1 million, respectively, of expense relating to stock options awarded to non-employees relating to goods received and services provided was capitalized and recorded as a component of property and equipment on the condensed consolidated balance sheets. For the six months ended June 30, 2021 and 2020, $0.1 million and $0.3 million, respectively, of expense relating to stock options awarded to non-employees relating to goods received and services provided was capitalized and recorded as a component of property and equipment on the condensed consolidated balance sheets. As of June 30, 2021, there was no unrecognized cost related to these stock options.

Service, Performance and Market-based Conditions

During the year ended December 31, 2020, the Company granted to certain employees options to purchase Class A Common Stock containing both service and performance-based vesting conditions, as well as a market-based exercisability condition. These stock options have a ten-year contractual term. These stock options will be eligible to vest following the achievement of either: (a) a performance-based vesting condition tied to unlevered free cash flow (as defined in the award), (b) or a performance-based vesting condition tied to a capital raise (as defined in the award) or the Company’s Class A Common Stock becoming publicly traded on any national

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

securities exchange and a market condition tied to the Company’s valuation, at three to four distinct threshold levels over a distinct performance period from 2020 through 2024. Stock options that have become eligible to vest will then vest at the end of a three to five-year service period. These stock options are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

During the six months ended June 30, 2021, the Company modified 14.7 million options held by 36 employees to purchase Class A Common Stock containing both service and performance-based vesting conditions (including a market-based vesting condition). The Company modified the market-based condition to be based on the share price of the Company’s Class A Common Stock: (i) after the Company becomes (or becomes a subsidiary of) a publicly traded company with shares traded on the New York Stock Exchange, NASDAQ, or other similar national exchange, by either (a) an initial public offering, or (b) a Public Company Acquisition (as defined in the agreement), or (ii) if the Company’s Class A Common Stock is not publicly traded on any national securities exchange, the share price shall be measured only as of the closing date of a Capital Raise Transaction (as defined in the agreement). The Company applied modification accounting under ASC 718, which resulted in a new measurement of compensation cost, and the original grant-date fair value of the award is no longer used to measure compensation cost for the award. The weighted-average fair value on the new measurement date amounted to $2.64.

The following table summarizes the stock option activity during the six months ended June 30, 2021:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2020	15,562,500	$2.09	9.4	$—
Granted	—	$—
Exercised	—	$—
Forfeited/canceled	(1,950,000)	$2.09
Outstanding, June 30, 2021	13,612,500	$2.09	8.9	$100

Exercisable June 30, 2021	—	$—	—	$—

Vested and expected to vest, June 30, 2021	4,537,500	$2.09	8.9	$33

Vested and exercisable, June 30, 2021	—	$—	—	$—

The fair value of the awards with a performance-based vesting condition was estimated using a two-step binomial option pricing model to capture the impact of the value the underlying common stock based on the Company’s complex capital structure and the post-vesting exercise behavior of the subject awards, which were captured by applying a suboptimal exercise factor of 2.5-times the exercise price and post-vesting forfeiture rate of 10 percent.

The fair value of the awards with performance and market-based conditions was estimated using a Monte Carlo simulation to address the path-dependent nature of the market-based vesting conditions. Based on the award term, equity value, expected volatility, risk-free rate, and a series of random variables with a normal distribution, the future equity value is simulated to develop a large number of potential paths of the future equity value. Each path within the simulation includes the measurement of the 90-trading day average future equity value to

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

determine whether the market-based conditions are met, and the future value of the award based on applying a sub-optimal exercise factor of 2.5-times the exercise price to capture post-vesting, early exercise behavior.

The assumptions used to value the stock options issued during the year ended December 31, 2020 (excluding options exchanged in the 2020 Option Repricing, described below) were as follows:

December 31, 2020
Fair value of common stock	$2.07 - $2.10
Weighted average expected term (years)	5.56
Weighted average expected volatility	50.0%
Risk-free interest rate	0.20% - 0.80%
Dividend yield	— %

The Company recognizes the compensation cost of awards subject to service and performance-based vesting conditions including a market condition using the accelerated attribution method over the requisite service period. For the three months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $0.5 million and $0.8 million, respectively, relating to awards in which any performance conditions are probable of being met. For the six months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $1.0 million and $0.8 million, respectively, relating to awards in which any performance conditions are probable of being met. As of June 30, 2021, the unrecognized stock-based compensation expense from outstanding options for which any performance-based vesting conditions are probable of being met was approximately $7.3 million, expected to be recognized over a weighted-average period of approximately 3.7 years.

Restricted Stock — Grants of the Company’s restricted stock or restricted stock units consist primarily of time-based awards that are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. Certain awards contain additional performance-based vesting conditions for vesting described below.

In June 2018, certain former executives of the Company were issued 756,039 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling $20.2 million as of December 31, 2018, included as a component of equity. As of June 30, 2021 and December 31, 2020, there was none included as a component of equity. During the year ended December 31, 2020, the Company forgave loans and interest totaling $12.5 million. During the three months ended December 31, 2019, the Company received cash repayments of principal and interest totaling $1.0 million and the Company forgave loans and interest totaling $7.5 million, with such forgiveness recorded as a component of restructuring and other related costs on the accompanying consolidated statement of operations. These restricted shares were scheduled to vest over a five year period and were subject to repurchase by the Company during the vesting period at the original issue price. The recourse note outstanding as of December 31, 2019, included an interest rate of 2.5% and was originally scheduled to mature in 2027. The loan settled in full during 2019, included an interest rate of 2.9%.

In 2019, certain former executives of the Company were issued 113,638 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling none as of June 30, 2021 and December 31, 2020, included as a component of equity. During the three months ended March 31, 2020, $2.2 million in loans and accrued interest were settled through cash repayments of principal and interest totaling

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

$1.1 million, the surrendering to the Company of 64,489 Class A Common Stock totaling $0.3 million and the forgiveness of $0.8 million which was recognized as a component of restructuring and other related costs on the accompanying condensed consolidated statements of operations. These restricted shares were scheduled to vest over a five year period and were subject to repurchase by the Company during the vesting period at the original issue price. The loans settled in full during 2020 included interest rates of 2.6%.

During the six months ended June 30, 2021, the Company granted 1,560,000 RSUs (which remained unvested at June 30, 2021) to employees which RSUs may be settled in Class A Common Stock containing both service and performance-based vesting conditions (including a market-based condition). Each RSU represents the right to receive one share of the Company’s Class A Common Stock when fully vested. These RSUs have a seven-year contractual term. These RSUs will be earned following the achievement of either: a performance-based vesting condition tied to operating free cash flow (as defined in the award), or a performance- and market-based vesting condition tied to the share price of the Company’s Class A Common Stock; (i) after the Company becomes (or becomes a subsidiary of) a publicly traded company with shares traded on the New York Stock Exchange, NASDAQ, or other similar national exchange, by either (a) an initial public offering, or a (b) a Public Company Acquisition (as defined in the agreement), or (ii) if the Company’s Class A Common Stock is not publicly traded on any national securities exchange, the share price shall be measured as of the closing date of a Capital Raise Transaction (as defined in the award), at three or four distinct threshold levels, respectively, over a distinct performance period from 2021 through 2024. RSUs that have become earned shall become payable units when the service conditions are met over a three to four-year service period. RSUs that have become payable units as of the date of a Liquidity Event (as defined in the agreement) will vest on the date of such Liquidity Event (as defined in the agreement). If a Liquidity Event (as defined in the agreement) has occurred, any RSUs that has not become earned as of the date of such Liquidity Event (as defined in the agreement) will vest on the date such RSU becomes earned. These RSUs are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

During the six months ended June 30, 2021, the Company granted 1,500,000 RSUs (which remained unvested at June 30, 2021) to an executive which RSUs may be settled in Class A Common Stock containing both service and performance-based vesting conditions. Each RSU represents the right to receive one share of the Company’s Class A Common Stock when fully vested. These RSUs have a seven-year contractual term. These RSUs will be eligible to vest following the achievement of either: (i) the effective date of an initial public offering, (ii) the closing date of a Public Company Acquisition (as defined in the agreement), or (iii) the closing date of a Capital Raise (as defined in the agreement). RSUs that have become eligible to vest will then vest over a three-year service period. RSUs that have become earned as of the date of a Liquidity Event (as defined in the agreement) will vest on the date of such Liquidity Event (as defined in the agreement). If a Liquidity Event (as defined in the agreement) has occurred, any RSUs that has not become earned as of the date of such Liquidity Event (as defined in the agreement) will vest on the date such RSU becomes earned.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The Company reflects restricted stock and restricted stock units as issued and outstanding shares of common stock when vested and when the Class A Common Stock has been delivered to the individual. The following table summarizes the Company’s restricted stock and restricted stock unit activity for the six months ended June 30, 2021:

	Shares	Weighted Average Grant Date Value
Unvested, December 31, 2020	2,819,146	$16.85
Granted	12,972,493	4.12
Vested	(165,434)	10.41
2021 Tender Offer(1)	(594,097)	11.40
Forfeited/canceled	(2,385,153)	4.80

Unvested, June 30, 2021(2)	12,646,955	$6.37

(1)

As noted in the 2021 Tender Offer section below, during the six months ended June 30, 2021 and in connection with the 2021 Tender Offer, the Company modified the liquidity event condition with respect to 594,097 restricted stock units held by 1,774 grantees, such that those restricted stock units became fully vested immediately prior to the closing of the 2021 Tender Offer.

Refer therein for more details.
(2)

The unvested balance includes (a) 9,586,956 restricted stock units granted, which will vest annually over a three to seven year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant, (b) 1,560,000 RSUs as described above, and (c) 1,500,000 RSUs as described above.

The fair value of restricted stock and restricted stock units that vested during the six months ended June 30, 2021 and the year ended December 31, 2020 was $7.2 million and $1.5 million, respectively.

For the three months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $0.1 million and $4.0 million, respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. For the six months ended June 30, 2021 and 2020, the Company recorded total stock-based compensation expense of $1.0 million and $6.1 million, respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. The Company recognizes the compensation cost of awards subject to service-based and performance-based vesting conditions using the accelerated attribution method over the requisite service period if the performance-based vesting conditions are probable of being met. As of June 30, 2021, there was $3.6 million of total unrecognized stock-based compensation expense related to unvested restricted stock and restricted stock units awarded to employees and non-employee directors expected to be recognized over a weighted-average period of approximately 3.8 years. As of June 30, 2021, the unrecognized stock-based compensation expense from restricted stock and restricted stock units with performance-based vesting conditions issued to employees and non-employee directors was approximately $67.7 million, which will be recognized only upon the satisfaction of the vesting conditions outlined above.

2020 Tender Offer — In October 2019, in connection with the SoftBank Transactions, the Company entered into an agreement with SBG pursuant to which, SBWW launched a tender offer in November 2019 to purchase $3.0 billion of the Company’s equity securities (including securities underlying vested options, exercisable warrants and convertible notes) from eligible equity holders of the Company, at a price of $19.19 per share (the “2020 Tender Offer”).

Pursuant to the contract, the 2020 Tender Offer was scheduled to expire in April 2020. The closure of the 2020 Tender Offer was contingent on satisfaction of certain conditions as of the expiration date.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

In April 2020, SBWW terminated and withdrew their offer to purchase the equity securities of WeWork Inc. because it asserted the failure of various conditions to its obligations to close the 2020 Tender Offer. The Special Committee, acting in the name of the Company, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. On February 25, 2021, all parties entered into a settlement agreement, the terms of which resolved the litigation. See Note 16 for details regarding the settlement agreement.

During the three and six months ended June 30, 2020 and in connection with the 2020 Tender Offer described below, the Company modified the liquidity event condition with respect to 475,756 restricted stock units (with respect to which the service-based vesting condition had been satisfied) held by 659 grantees, such that those restricted stock units would have become fully vested immediately prior to the closing of the 2020 Tender Offer and settled in Class A Common Stock that would have been able to be tendered in the 2020 Tender Offer. The Company accounted for the modification in accordance with ASC 718 and recognized $1.1 million of incremental compensation cost during the six months ended June 30, 2020.

During the three and six months ended June 30, 2020, the Company recorded none and $8.0 million of additional stock-based compensation expense relating to the 2020 Tender Offer, with none and $1.1 million recorded as a reduction of additional paid in capital. The additional expense was recorded based on management’s assessment of the likely consummation of the 2020 Tender Offer and management’s estimate of the number of shares that would be acquired from employees, former employees and contractors of the Company at a price per share of $19.19, which price was above the fair market value of the shares. As of March 31, 2020, other current liabilities included a balance of $132.5 million relating to the 2020 Tender Offer. In April 2020, SBWW terminated and withdrew their offer to purchase the equity securities of WeWork Inc. as described above. As such, during the three months ended June 30, 2020, the total $132.5 million was reclassified to additional paid in capital.

2021 Tender Offer — In March 2021, in connection with the Settlement Agreement, as described in Note 16, the Company entered into an agreement with SoftBank pursuant to which, SBWW launched a tender offer to purchase $921.6 million of the Company’s equity securities (including senior preferred stock, acquisition preferred stock and common stock, including shares underlying vested options, exercisable warrants and convertible notes with an exercise or conversion price less than the purchase price, in each case outstanding as of the determination date, and shares subject to certain RSUs with respect to which the service-based vesting condition had been satisfied as of the determination date) from equity holders of the Company, at a price of $19.19 per share (the “2021 Tender Offer”).

During the three months ended March 31, 2021 and in connection with the 2021 Tender Offer, the Company modified the liquidity event condition with respect to 594,097 restricted stock units (with respect to which the service-based vesting condition had been satisfied) held by 1,774 grantees, such that those restricted stock units became fully vested immediately prior to the closing of the 2021 Tender Offer and settled in Class A Common Stock that were able to be tendered in the 2021 Tender Offer. The Company accounted for the modification in accordance with ASC 718 and recognized $2.3 million of incremental compensation cost during the three months ended March 31, 2021.

The tender offer was completed in April 2021 and as a result 5.1 million shares of Class A Common Stock were acquired primarily from employees of the Company at a price per share of $19.19, which resulted in approximately $45.7 million of additional stock-based compensation expense, and $47.0 million recorded as a reduction of additional paid in capital during the three months ended March 31, 2021, and $92.7 million recorded as a liability within other current liabilities on the accompanying condensed consolidated balance sheet as of

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

March 31, 2021. The additional stock-based compensation expense was recorded as the shares were purchased from employees at a price above the fair market value of the shares. The liability recorded as of March 31, 2021 was resolved through an increase to additional paid in capital in April 2021 upon completion of the tender.

2020 Option Repricing — In June 2020, the Compensation Committee of the Board of Directors of the Company approved a one-time repricing of stock options granted during February and March 2020 from an exercise price of $4.00 per share to an exercise price of $2.10 per share. As a result of the Option Repricing, 5,690 grantees exchanged 36,727,519 stock options with an exercise price of $4.00 per share for 36,727,519 stock options with an exercise price of $2.10 per share. The Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. In connection with this modification, the Company recorded an incremental stock-based compensation charge of $0.7 million during the six months ended June 30, 2021. As of June 30, 2021, the unrecognized stock-based compensation expense from the modification was approximately $2.1 million, expected to be recognized over a weighted average period of approximately 1.9 years.

2019 Option Repricing — In November 2019, in connection with and as part of the 2020 Tender Offer, the Board of Directors of the Company approved a one-time stock exchange offer (the “2019 Option Repricing Exchange”) to permit employees and certain non-employee service providers to exchange options to purchase shares of the Company’s common stock with a per share exercise price of $4.13 and above (“Eligible Options”) for new options (“Repriced Options”) with a per share exercise price equal to $4.12 in accordance with predetermined exchange ratios ranging from 1:1 to 3:1, based on the exercise price of the Eligible Options. The exchange offer closed, and the Repriced Options were granted, effective on December 31, 2019. As a result of the 2019 Option Repricing Exchange, 4,210 grantees exchanged 15,485,869 Eligible Options with a weighted-average exercise price of $28.49 per share for 5,564,540 Repriced Options with a weighted average exercise price of $4.12 per share.

The 2019 Option Repricing Exchange was also subject to modification accounting under ASC 718.

Total Stock-Based Compensation Expense — The total stock-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Stock-based compensation included in:
Location operating expenses	$734	$3,287	$9,565	$6,906
Selling, general and administrative expenses	3,560	8,706	48,327	27,912
Restructuring and other related costs	—	10,143	101,982	10,143

Total stock-based compensation expense	$4,294	$22,136	$159,874	$44,961

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Stock-Based Awards to Non-Employees — From time to time, the Company issues common stock, restricted stock or stock options to acquire common stock to non-employee contractors for services rendered. The stock options and shares of common stock granted, vested, exercised, forfeited/canceled during the six months ended June 30, 2021 and 2020 are included in the above tables together with the employee awards.

Stock-Based Awards Issued by Consolidated Variable Interest Entities — The tables above do not include any grants issued by the Company’s consolidated subsidiaries.

ChinaCo

In April 2017, the Company’s previously consolidated subsidiary, ChinaCo, granted a shareholder, in connection with services to be provided by a consultant affiliated with such shareholder, the right to subscribe to 10,000,000 of ChinaCo’s Class A ordinary shares which were originally scheduled to vest annually over a five year period and had a grant date value of $3.51 per ChinaCo Class A ordinary share. The consultant is also a member of the Company’s and ChinaCo’s Board of Directors; however, the services required per the terms of grant were greater in scope than the individual’s responsibilities as a standard director. As of September 30, 2020, a total of 2.0 million of these shares were vested and issued. On October 2, 2020, pursuant to the ChinaCo Agreement and immediately prior to the ChinaCo Deconsolidation, an additional 2.0 million shares in ChinaCo were issued to the consultant and the remaining 6.0 million unvested ChinaCo ordinary shares were cancelled.

During the three months ended June 30, 2021 and 2020 the Company recorded none and $4.5 million, respectively, of selling, general and administrative expenses, associated with the rights to subscribe to ChinaCo ordinary shares granted to non-employee contractors for services rendered. During the six months ended June 30, 2021 and 2020 the Company recorded none and $9.0 million, respectively, of selling, general and administrative expenses, associated with the rights to subscribe to ChinaCo ordinary shares granted to non-employee contractors for services rendered. Prior to the ChinaCo Deconsolidation, this expense was recorded as an increase in the equity allocated to noncontrolling interests on the Company’s consolidated balance sheet.

In November 2018, ChinaCo adopted a long-term equity incentive plan (the “ChinaCo 2018 LTEIP”), authorizing the grant of equity-based awards (including restricted stock units and stock appreciation rights) to ChinaCo employees, officers, directors and consultants. As of September 30, 2020 and December 31, 2019, there was a total of 467,157 and 747,331 respectively, in stock appreciation rights outstanding under the ChinaCo 2018 LTEIP. The ChinaCo Deconsolidation on October 2, 2020 was an Exit Event as defined in the ChinaCo 2018 LTEIP and resulted in the forfeiture of the stock appreciation rights for no consideration as their exercise price was in excess of the implied price per share in the ChinaCo Deconsolidation. As a result of the ChinaCo Deconsolidation, the ChinaCo 2018 LTEIP was terminated and no further awards may be made under the ChinaCo 2018 LTEIP.

PacificCo

In May 2019, PacificCo adopted a long-term equity incentive plan, (the “PacificCo 2019 LTEIP”), authorizing the grant of equity-based awards (including restricted stock units and stock appreciation rights) to its employees, officers, directors and consultants. As of December 31, 2019, there was a total of 2,843,225 stock appreciation rights outstanding under the PacificCo 2019 LTEIP and there were 78,275 stock appreciation rights forfeited during the three months ended March 31, 2020. The PacificCo Roll-up transaction completed, in April 2020, was an Exit Event as defined in the PacificCo 2019 LTEIP and resulted in the then-vested stock appreciation rights which were in-the-money based on the implied price per share in the PacificCo Roll-up being settled in cash

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

totaling payments of $1.3 million. As a result of the completion of the PacificCo Roll-up, the PacificCo 2019 LTEIP was terminated and no further awards may be made under the PacificCo 2019 LTEIP. There was no stock-based compensation expense recognized under the PacificCo 2019 LTEIP during the three and six months ended June 30, 2021 and 2020.

JapanCo

In November 2019, JapanCo adopted a long-term equity incentive plan, (the “JapanCo 2019 LTEIP”), authorizing the grant of awards for employee interests (including restricted interest units and interest appreciation rights, collectively “Employee Interests”) to its employees, officers, directors and consultants. The maximum number of Employee Interests that may be granted under the JapanCo’s 2019 LTEIP is 4,210,568. Employee Interests are notional non-voting membership interests (mochibun) of JapanCo, where 1 Employee Interest shall be treated as equal to a 0.000001 membership interest (mochibun) of Japan. All awards under the JapanCo 2019 LTEIP that vest will be settled in local currency of the participating subsidiary of JapanCo. During the six months ended June 30, 2020, no awards had been granted under the JapanCo 2019 LTEIP. During the three and six months ended June 30, 2021 there were a total of 434,232 interest appreciation rights granted under the JapanCo 2019 LTEIP with a weighted-average exercise price of $4.69 and a weighted-average grant date fair value of $1.84. The fair value of the interest appreciation rights was estimated using a binomial option pricing model that incorporates post-vesting early exercise behavior with a sub-optimal exercise factor of 2.5-times the exercise price and a post-vesting forfeiture rate of 10 percent.

Payment in respect of any interest appreciation right is conditioned upon the occurrence of an Exit Event (as defined in the JapanCo 2019 LTEIP). In addition, awards will generally time-vest over a five year employment service period. Each interest appreciation right entitles the grantee to the increase, if any, from the exercise price (fair market value) to the fair market value at the Exit Event in cash or shares of JapanCo. As of June 30, 2021, there was a total of 1,978,263 interest appreciation rights outstanding under the JapanCo 2019 LTEIP. The unrecognized stock-based compensation expense from outstanding interest appreciation rights awarded under the JapanCo 2019 LTEIP was approximately $4.1 million as of June 30, 2021, which to the extent the other vesting conditions are met, will only be recognized when the Exit Event occurs. As a result, there was no stock-based compensation expense recognized during the three and six months ended June 30, 2021 and 2020 associated with the JapanCo 2019 LTEIP.

Note 15. Net Loss Per Share

We compute net loss per share of Class A Common Stock and Class B Common Stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A Common Stock and Class B Common Stock are substantially identical, other than voting rights. The shares of Class C Common Stock are deemed to be a non-economic interest. Accordingly, only the Class A Common Stock and Class B Common Stock share in our net losses.

On February 26, 2021, in connection with the Settlement Agreement (as defined in Note 16), all of the outstanding shares of Class B Common Stock were automatically converted into shares of Class A Common Stock and the shares of Class C Common Stock of the Company now have one vote per share, instead of three (the "Class B Conversion").

Our participating securities includes Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, H-3 and Acquisition Preferred Stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend on a pari

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

passu basis in the event that a dividend is paid on common stock, and holders of certain vested RSUs that have a non-forfeitable right to dividends in the event that a dividend is paid on common stock. The holders of our Junior Preferred Stock are not entitled to receive dividends and are not included as participating securities. The holders of Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, H-3 and Acquisition Preferred Stock as well as the holders of certain vested RSUs with a non-forfeitable right to dividends, do not have a contractual obligation to share in our losses. As such, our net losses for the three and six months ended June 30, 2021, and 2020 were not allocated to these participating securities.

Basic net loss per share is computed by dividing net loss attributable to WeWork Inc. attributable to its Class A Common and Class B Common Stockholders by the weighted-average number of shares of our Class A Common Stock and Class B Common Stock outstanding during the period.

For the computation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to WeWork Inc. attributable to its Class A Common and Class B Common Stockholders by the weighted-average number of fully diluted common shares outstanding. In the three and six months ended June 30, 2021 and 2020, our potential dilutive shares, such as stock options, restricted stock, RSUs, warrants, convertible notes, WeWork Partnerships Profits Interest Units and shares of convertible Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, H-3, Acquisition and Junior Preferred Stock were not included in the computation of diluted net loss per share as the effect of including these shares in the computation would have been anti-dilutive.

The numerators and denominators of the basic and diluted net loss per share computations for our common stock are calculated as follows for the three and six months ended June 30, 2021, and 2020:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands, except share and per share data)	2021	2020	2021	2020
Numerator:
Net loss attributed to WeWork Inc.	$(888,845)	$(863,829)	$(2,921,200)	$(1,047,698)

Net loss attributable to Class A and Class B Common Stockholders (1)	$(888,845)	$(863,829)	$(2,921,200)	$(1,047,698)

Denominator:
Basic shares:
Weighted-average shares - Basic	175,941,649	170,754,546	173,751,116	170,691,538

Diluted shares:
Weighted-average shares - Diluted	175,941,649	170,754,546	173,751,116	170,691,538

Net loss per share attributable to Class A and Class B Common Stockholders:
Basic	$(5.05)	$(5.06)	$(16.81)	$(6.14)

Diluted	$(5.05)	$(5.06)	$(16.81)	$(6.14)

(1)	The three and six months ended June 30, 2021 are comprised of only Class A Common Shares as noted above

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

The following table presents the total weighted-average number of potentially dilutive shares that were excluded from the computation of diluted net loss per share attributable to Class A and Class B common stockholders because their effect would have been anti-dilutive for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Convertible Preferred Stock Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, H-3 and Acquisition	498,988,499	343,135,729	469,472,111	282,743,534
Convertible Preferred Stock Series Junior	1,500	1,500	1,500	1,500
Convertible notes	593,329	785,302	688,785	785,302
Stock options not subject to performance conditions	15,936,465	5,957,464	14,317,839	7,771,586
Vested RSUs with non-forfeitable dividend rights	549,753	573,973	622,067	553,742
Warrants	6,364,895	135,611,308	35,741,210	135,803,608

Note 16. Commitments and Contingencies

Credit Agreement — In November 2015, the Company amended and restated its existing credit facility (the “2019 Credit Facility”) to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial and other covenants. At various points during 2016 through 2019, the Company executed amendments to the credit agreement governing the 2019 Credit Facility which amended certain of the financial and other covenants. In November 2017 and as later amended, the Company entered into a new letter of credit facility (the “2019 LC Facility”) pursuant to the letter of credit reimbursement agreement, that provided an additional $500.0 million in availability of standby letters of credit. In May 2019, the Company entered into an additional letter of credit reimbursement agreement that provided for an additional $200.0 million in availability of standby letters of credit.

As of December 31, 2019, $1.3 billion of stand-by letters of credit were outstanding under a combination of the 2019 Credit Facility and the 2019 LC Facility, the primary purpose of which was to guarantee payment under certain leases entered into by certain of the Company’s wholly owned subsidiaries and for general corporate purposes. These letters of credit were secured by restricted cash of $762.3 million at December 31, 2019. There were no borrowings outstanding under the 2019 Credit Facility as of December 31, 2019.

In conjunction with the availability of the 2020 LC Facility (described below), the 2019 Credit Facility and the 2019 LC Facility were terminated in February 2020 and $4.7 million of deferred financing costs were expensed and included in loss on extinguishment of debt on the condensed consolidated statements of operations for the year ended December 31, 2020. As of June 30, 2021 and December 31, 2020, $6.7 million and $143.7 million, respectively, in letters of credit remain outstanding under the 2019 LC Facility and 2019 Credit Facility that are secured by new letters of credit issued under the 2020 LC Facility.

The Company has also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by JapanCo and PacificCo. There was $8.4 million and $49.2 million of standby letters of credit outstanding under these other arrangements that are secured by $11.5 million and $53.6 million of restricted cash at June 30, 2021 and December 31, 2020, respectively.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

2020 LC Facility and Company/SBG Reimbursement Agreement — On December 27, 2019, WeWork Companies LLC entered into a credit agreement, dated as of December 27, 2019 (as amended by the First Amendment, dated as of February 10, 2020, and as further amended by the Second Amendment to the Credit Agreement and First Amendment to the Security Agreement, dated as of April 1, 2020, the “Company Credit Agreement”), among WeWork Companies LLC, as co-obligor, the SoftBank Obligor, as co-obligor, Goldman Sachs International Bank, as administrative agent, and the issuing creditors and letter of credit participants party thereto. The Company Credit Agreement provides for a $1.8 billion senior secured letter of credit reimbursement facility, which was made available on February 10, 2020, for the support of WeWork Companies LLC’s or its subsidiaries’ obligations. The termination date of the 2020 LC Facility is February 10, 2023. As of June 30, 2021, $1.7 billion of standby letters of credit were outstanding under the 2020 LC Facility, of which $6.7 million has been utilized to secure letters of credit that remain outstanding under WeWork Companies LLC’s previous credit facility (the “2019 Credit Facility”) and letter of credit facility (the “2019 LC Facility”), which were terminated in 2020. As of June 30, 2021, there was $84.7 million in remaining letter of credit availability under the 2020 LC Facility.

The 2020 LC Facility is guaranteed by substantially all of the domestic wholly-owned subsidiaries of WeWork Companies LLC (collectively the “Guarantors”) and is secured by substantially all the assets of WeWork Companies LLC and the Guarantors, in each case, subject to customary exceptions. The Company Credit Agreement and related documentation contain customary reimbursement provisions, representations, warranties, events of default and affirmative covenants (including with respect to cash management) for letter of credit facilities of this type. The negative covenants applicable to WeWork Companies LLC and its Restricted Subsidiaries (as defined in the Company Credit Agreement) are limited to restrictions on liens (subject to exceptions substantially consistent with the 7.875% Senior Notes due 2025), changes in line of business and disposition of all or substantially all of the assets of WeWork Companies LLC.

In connection with the 2020 LC Facility, WeWork Companies LLC also entered into a reimbursement agreement, dated February 10, 2020 (as amended by the First Amendment, dated as of April 1, 2020, the “Company/SBG Reimbursement Agreement”), with the SoftBank Obligor pursuant to which (i) the SoftBank Obligor agreed to pay substantially all of the fees and expenses payable in connection with the Company Credit Agreement, (ii) the Company agreed to reimburse SoftBank Obligor for certain of such fees and expenses (including fronting fees up to an amount not to exceed 0.125% on the undrawn and unexpired amount of the letters of credit) as well as to pay the SoftBank Obligor a fee of 5.475% on the amount of all outstanding letters of credit and (iii) the Guarantors agreed to guarantee the obligations of WeWork Companies LLC under the Company/SBG Reimbursement Agreement. During the three and six months ended June 30, 2021, the Company recognized $19.7 million and $38.5 million in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement. During the three and six months ended June 30, 2020, the Company recognized $19.1 million and $29.2 million in interest expense in connection with amounts payable to SBG pursuant to the Company/SBG Reimbursement Agreement.

As the Company is also obligated to issue shares to SBG in the future pursuant to the 2020 LC Facility Warrant, with such warrant valued at issuance at $284.4 million, the implied interest rate for the Company on the 2020 LC Facility at issuance, assuming the full commitment is drawn, is approximately 12.47%.

LC Debt Facility — In May 2021, WeWork entered into a loan agreement with a third party to raise up to $350.0 million of cash secured by one or more letters of credit issued pursuant to the LC Facility (the “LC Debt Facility”). The third party has the ability to issue a series of discount notes to investors of varying short term (1-6 month) maturities and made a matching discount loan to the Company. The Company will pay the 5.475%

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

issuance fee on the letter of credit, the 0.125% fronting fee on the letter of credit and the interest on the discount note which will be set each note issuance. At maturity, the Company has the option, based on prevailing market conditions and liquidity needs, to roll the loan to a new maturity or pay off the loan at par. Principal will be paid back in September 2021. As of June 30, 2021, the outstanding principal of $349.0 million and accrued interest of $0.2 million are located within other current liability and accounts payable and accrued expenses, respectively, on the condensed consolidated balance sheet.

As of June 30, 2021, the Company had capitalized a total of $0.5 million in debt issuance costs, as the nonrefundable engagement fee, which will be amortized until February 10, 2023. Such costs were capitalized as deferred financing costs and included as a component of other assets, net of accumulated amortization, on the accompanying condensed consolidated balance sheet. During the six months ended June 30, 2021, the Company recorded $0.04 million of interest expense relating to the amortization of these costs.

Construction Commitments — In the ordinary course of its business, the Company enters into certain agreements to purchase construction and related contracting services related to the build-outs of the Company’s operating locations that are enforceable and legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. The Company’s purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with the Company’s construction schedule. As of June 30, 2021 and December 31, 2020, the Company had issued approximately $39.9 million and $108.2 million, respectively, in such outstanding construction commitments.

Legal Matters — The Company has in the past been, is currently and expects to continue in the future to be a party to or involved in pre-litigation disputes, individual actions, putative class actions or other collective actions, U.S. and foreign government regulatory inquiries and investigations and various other legal proceedings arising in the normal course of its business, including with members, employees, landlords and other commercial partners, securityholders, third-party license holders, competitors, government agencies and regulatory agencies, among others.

The Company reviews its litigation-related reserves regularly and, in accordance with GAAP, sets reserves where a loss is probable and estimable. The Company adjusts these reserves as appropriate; however, due to the unpredictable nature and timing of litigation, the ultimate loss associated with a given matter could significantly exceed the litigation reserve currently set by the Company. Given the information it has as of today, Management believes that none of these matters will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

As of June 30, 2021, the Company is also party to several litigation matters and regulatory matters not in the normal ordinary course of business. These matters are described below. Management intends to vigorously defend these cases and cooperate with regulators in these matters; however, there is a reasonable possibility that the Company could be unsuccessful in defending these claims and could incur a loss. It is not currently possible to estimate a range of reasonably possible loss above the aggregated reserves.

Carter v. Neumann, et al. (Superior Court for the State of California, County of San Francisco, No. CGC-19-580474, filed January 10, 2020, replacing Natalie Sojka as plaintiff in the putative class action Ms. Sojka filed on November 4, 2019)

Won v. Neumann, et al. (Superior Court for the State of California, County of San Francisco, No. CGC-19-581021, filed November 25, 2019)

Two separate purported class and derivative complaints have been filed by three Company shareholders (two in Carter and one in Won) against the Company, certain current and former directors, SBG, Adam Neumann and

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Masayoshi Son. Both complaints were filed in California state court and allege, among other things, that defendants breached fiduciary duties and/or aided and abetted breaches of fiduciary duties in connection with certain transactions. The complaints seek injunctive relief and damages. In both actions, the Company filed motions to compel arbitration and stay the actions, or to enforce the Company’s Delaware forum selection bylaw and dismiss or stay the actions. On August 31, 2020, the court granted the motions to compel arbitration (as to one of the plaintiffs in Carter and the plaintiff in Won) and the motion to enforce the forum selection bylaw (as to the second plaintiff in Carter). On October 30, 2020, the first Carter plaintiff and the Won plaintiff filed petitions for writs of mandate seeking to overturn the court’s orders compelling arbitration. On December 3, 2020, the California Court of Appeal denied those petitions. Also on October 30, 2020, the other plaintiff in Carter appealed the court’s decision enforcing the forum selection bylaw. That appeal remains pending. The Company is litigating the first Carter plaintiff’s and the Won plaintiff’s claims in private arbitrations.

Catalyst Investors III, L.P. v. The We Company et. al (Supreme Court of the State of New York, County of New York, Index No. 654377/2020 filed September 21, 2020)

Three former investors in Conductor, Inc. filed a complaint against the Company, its former Chief Executive Officer, Adam Neumann, and its former Chief Financial Officer, Arthur Minson, alleging that the defendants made or participated in making misrepresentations that induced the plaintiffs to agree to the Company’s acquisition of Conductor, Inc. in March 2018. The plaintiffs assert causes of action for common law fraud/fraudulent inducement, unjust enrichment, and negligent misrepresentation under New York law. The plaintiffs seek unspecified compensatory and punitive damages, as well as other relief. On December 4, 2020, the Company filed a motion to dismiss the complaint. In a May 26, 2021 order, the court granted the motion to dismiss as to the unjust enrichment and negligent misrepresentation claims and denied the motion to dismiss as to the fraud based claims.

The We Company v. Softbank Group Corp. et al. (Delaware Court of Chancery, C.A. No. 2020-0258-AGB, filed April 7, 2020)

On April 7, 2020, the Special Committee, acting in the name of the Company, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. Separately, on May 4, 2020, Adam Neumann filed a complaint captioned Neumann, et al. v. SoftBank Group Corp., et al., C.A. No. 2020-0329-AGB, also asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. On February 25, 2021, all parties entered into a settlement agreement (the “Settlement Agreement”), the terms of which, when completed, would resolve the litigation. On April 15, 2021, the parties filed a stipulation of dismissal dismissing with prejudice the claims brought by the Company, and dismissing the action in its entirety. The Settlement Agreement provides for, among other things, the following:

•

The launch of a new tender offer. Pursuant to the Settlement Agreement, SBWW completed a tender offer and acquired $921.6 million of the Company’s equity securities (including certain equity awards, exercisable warrants and convertible notes) from eligible equity holders of the Company, at a price of $19.19 per share (the “2021 Tender Offer”). Adam Neumann, his affiliate, We Holdings LLC, and certain of their related parties were excluded from the 2021 Tender Offer and did not tender shares. As a result of the 2021 Tender Offer, which closed in April 2021, the Company recorded $48.0 million of total expenses in its consolidated statement of operations for the three-months ended March 31, 2021. Refer to Note 14 for more information.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

•

Certain governance changes. The transactions contemplated by the Settlement Agreement also included the elimination of the Company’s multi-class voting structure. As a result of the Amended and Restated Certificate of Incorporation and the transactions contemplated by the Settlement Agreement, on February 26, 2021, all of the outstanding shares of Class B Common Stock of the Company automatically converted into shares of Class A Common Stock and the shares of Class C Common Stock of the Company now have one vote per share, instead of three (the “Class B Conversion”). The Amended and Restated Certificate of Incorporation provides that if, following the Class B Conversion, new shares of Class B Common Stock are issued pursuant to (i) the exercise of options to purchase shares of Class B Common Stock outstanding as of the date of the Class B Conversion, (ii) securities convertible into shares of Class B Common Stock outstanding as of the date of the Class B Conversion, and (iii) other circumstances which are specified in the Amended and Restated Certificate of Incorporation, such new shares will be automatically converted into shares of Class A Common Stock immediately following the time such new shares of Class B Common Stock are issued.

•

Adam Neumann settlement payment. In connection with the Settlement Agreement, SBG and its affiliates paid Adam Neumann an amount equal to $105.6 million. No expense was recorded in the Company’s consolidated statement of operations for the three-months ended March 31, 2021, as it does not benefit the Company.

•

Adam Neumann sale of stock to SBG. In connection with the Settlement Agreement, SBG and its affiliates purchased 30,139,971 shares of Class B Common Stock of the Company from We Holdings LLC, which is Adam Neumann’s affiliated investment vehicle, for a price per share of $19.19, representing an aggregate purchase price of $578.4 million. The Company recorded a $428.3 million expense, which represents the excess between the amount paid from a principal shareholder of the Company to We Holdings LLC and the fair value of the stock purchased. The Company recognized the expense in restructuring and other related costs in the consolidated statement of operations for the three-months ended March 31, 2021, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG in its consolidated balance sheet. Refer to Note 3 for more information.

•

Adam Neumann proxy changes. In connection with the Settlement Agreement, Mr. Neumann’s proxy and future right to designate directors to WeWork’s board of directors were eliminated. The Amended and Restated Stockholders’ Agreement eliminated all proxies by Mr. Neumann in favor of WeWork’s board of directors, eliminated Mr. Neumann’s right to observe meetings of our board of directors and removed Mr. Neumann’s future rights to designate directors to our board of directors (which would have been available to Mr. Neumann upon elimination of his financial obligations with and to SBG). Mr. Neumann’s right to observe meetings of WeWork’s board of directors was replaced by a new agreement governing future observer rights, which provides that, beginning on February 26, 2022, Mr. Neumann, or if requested by SBG, a designee of Mr. Neumann’s (who shall be subject to SBG’s approval), shall have the right to observe meetings of WeWork’s board of directors (and certain committees thereof). Pursuant to this agreement, Mr. Neumann’s right to observe meetings of WeWork’s board of directors will continue following the closing of the Business Combination commencing February 2022.

•

SBG proxy agreement. On February 26, 2021, we entered into a proxy agreement with SBWW, which will allow SBG and its affiliates to continue to voluntarily limit the combined voting power of SBG and SVFE to less than 49.90%. Pursuant to the proxy agreement, with respect to any shares of the Company’s stock representing shares owned by SBWW that, when taken together with the voting power of all other shares of the Company’s capital stock held by SBG and its affiliates (including SVFE) represent voting power of the Company in excess of 49.90%, such shares held by SBG will be voted in the same proportion as shares of the Company’s capital stock not owned by SBG or SVFE.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

•

WeWork Partnerships Profits Interest Units amendments. In February 2021, in connection with the Settlement Agreement, the WeWork Partnerships Profits Interest Units held by Adam Neumann in the WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. The per unit distribution thresholds for the WeWork Partnerships Profits Interest Units were also amended to initially be $10.00 and may be subject to downward adjustment based on closing date pricing if a de-SPAC or initial public offering were to occur. As a result of this modification, the Company recorded $102.0 million of restructuring and other related costs in its consolidated statement of operations for the three-months ended March 31, 2021. Refer to Note 14 for more information.

Mark Lapidus v. WeWork Companies LLC (JAMS Arbitration No. 1425034448; filed March 16, 2021)

Former employee Mark Lapidus filed a claim against the Company alleging that it violated a series of agreements governing his employment and breached its obligations by, among other things, failing to buy back a substantial portion of his equity and requiring him to reimburse certain litigation expenses. Plaintiff asserted causes of action for breach of contract, unjust enrichment, unlawful forfeiture of wages, violations of New York State Labor laws. Plaintiff seeks upwards of $58 million in damages in addition to unspecified liquidated and punitive damages and attorneys’ fees. On July 12, 2021, the Company filed a motion to dismiss the complaint in its entirety.

Regulatory Matters

Since October 2019, the Company has been responding to subpoenas and document requests issued by certain federal and state authorities investigating the Company’s disclosures to investors and employees regarding the Company’s valuation and financial condition, and certain related party transactions. On November 26, 2019, the U.S. Securities and Exchange Commission issued a subpoena seeking documents and information concerning these topics, and has interviewed witnesses, in connection with a non-public investigation styled In the Matter of The We Company (HO-13870). On January 29, 2020, the United States Attorney’s Office for the Southern District of New York issued a voluntary document request concerning these topics and has interviewed witnesses. On October 11, 2019, the New York State Attorney General’s Office issued a document request concerning these topics and has examined witnesses. On February 12, 2020, the California Attorney General’s Office issued a subpoena concerning these topics. The Company is cooperating with all of these investigations.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Asset Retirement Obligations — As of June 30, 2021 and December 31, 2020, the Company had asset retirement obligations of $220.2 million and $206.0 million, respectively. The current portion of asset retirement obligations are included within other current liabilities and the non-current portion are included within other liabilities on the accompanying condensed consolidated balance sheets. Asset retirement obligations include the following activity during the six months ended June 30, 2021 and the year ended December 31, 2020:

(Amounts in thousands)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Balance at beginning of period	$205,965	$131,989
Liabilities incurred in the current period	3,635	8,842
Liabilities settled in the current period	(10,089)	(5,475)
Accretion of liability	8,347	9,888
Revisions in estimated cash flows	19,770	64,630
ChinaCo Deconsolidation (Note 5)	—	(8,883)
Effect of foreign currency exchange rate changes	(7,445)	4,974

Balance at end of period	220,183	205,965
Less: Current portion of asset retirement obligations	(113)	(113)

Total non-current portion of asset retirement obligations	$220,070	$205,852

Note 17. Other Related Party Transactions

On June 30, 2021, in connection with the Company’s sale of its 5.7% interest in Sound Ventures II, LLC to Softbank, described in Note 6, an amendment was made to the original profit sharing arrangement (“PSA”) resulting from the sale of the Creator Fund to Softbank in 2020. The PSA was updated to reflect the additional capital commitment to Sound Ventures of $8.0 million (equal to the $6.1 million purchase price and contributed capital already funded and $1.9 million in unfunded commitments assumed by the Buyer). As such, the Company will be entitled to 20% of profits on sale of underlying portfolio investments in the Creator Fund over $101.8 million.

Subsequent to the ChinaCo Deconsolidation, the Company is entitled to certain transition services fees equal to $1.8 million for transition services provided from October 2, 2020 through December 31, 2020 and the lesser of $0.6 million per month or the actual costs of services provided for the following three month period.

The Company is also entitled to an annual management fee of 4% of net revenues beginning on the later of 2022 or the first fiscal year following the Initial Investment Closing in which EBIT of ChinaCo is positive (the “ChinaCo Management Fee”). The Company is also entitled to an additional $1.3 million in fees in connection with data migration and application integration services to be performed over a six month period beginning on October 2, 2020. These data migration and application integration fees are only payable on the first date the ChinaCo Management Fee becomes payable.

Subsequent to the ChinaCo Deconsolidation, the Company has also continued to provide a guarantee to certain landlords of ChinaCo, guaranteeing total lease obligations up to $3.5 million as of June 30, 2021. The Company is entitled to a fee totaling approximately $0.1 million per year for providing such guarantees, until such guarantees are extinguished.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

During the three months ended June 30, 2021 and 2020, the Company recorded $0.01 million and none, respectively, of total fee income for services provided to ChinaCo, included within service revenue as a component of total revenue in the accompanying condensed consolidated statements of operations. During the six months ended June 30, 2021 and 2020, the Company recorded $1.5 million and none, respectively, of total fee income for services provided to ChinaCo, included within service revenue as a component of total revenue in the accompanying condensed consolidated statements of operations. All amounts earned from ChinaCo prior to the deconsolidation are eliminated in consolidation.

On March 21, 2019, the Company entered into an agreement with SBG, related to reimbursement of funds to the Company related to the underwriting and for production services performed by the Company for Creator Awards events held or to be held between September 2017 and January 2021. Pursuant to the terms of the contract, in consideration of the Company’s performance of its obligations, SBG was required to make payments totaling $80.0 million. Any portion of the total $80.0 million contracted payments not used in connection with the execution of services by December 31, 2020 was reimbursable by the Company to an affiliate of SBG. An affiliate of SBG funded $20.0 million during 2017, as a deposit in anticipation of signing a contract with the Company. Pursuant to the terms of the contract, the Company received an additional $40.0 million in cash during the year ended December 31, 2019. The Company recognized $38.4 million as other revenue, during the year ended December 31, 2019 relating to services provided by the Company in support of Creator Award events that occurred during the period from September 1, 2017 through December 31, 2019. No cash was received and no revenue was recognized during the year ended December 31, 2020 relating to this contract. As of December 31, 2019, the Company had $21.6 million recorded within deferred revenue on the condensed consolidated balance sheet relating to this contract. In September 2020, in connection with the transfer of the Company’s variable interest and control over the Creator Fund to an affiliate of SBG described in Note 5, the production services agreement was terminated and the parties agreed that the Company would not be required to reimburse an affiliate of SBG for the $21.6 million of deferred revenue. As SBG is a principal shareholder of the Company, the forgiveness of this reimbursement obligation was accounted for as a capital contribution and reclassified from liabilities to additional paid-in-capital during the year ended December 31, 2020.

During the three months ended June 30, 2021 and 2020, the Company earned an additional $28.1 million and $35.1 million, respectively, in revenue from SBG for the sale of memberships and various other services provided. During the six months ended June 30, 2021 and 2020, the Company earned an additional $69.7 million and $71.9 million, respectively, in revenue from SBG for the sale of memberships and various other services provided. SBG is a principal stockholder with representation on the Company’s Board of Directors.

During the year ended December 31, 2020, the Company sold WeWork’s unused flight hours with VistaJet, an aviation company offering private flight services, to an affiliate of SBG at cost, through the cancellation of $1.5 million in debt.

During the three months ended June 30, 2021 and 2020, the Company earned $2.5 million and $5.6 million, respectively, in revenue from the sale of memberships and other services to other related parties that have significant influence over the Company through representation on the Company’s Board of Directors. During the six months ended June 30, 2021 and 2020, the Company earned $6.0 million and $11.7 million, respectively, in revenue from the sale of memberships and other services to other related parties that have significant influence over the Company through representation on the Company’s Board of Directors.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

During the three and six months ended June 30, 2021 and 2020, the Company did not record revenue relating to services rendered to Adam Neumann. Additionally, during the year ended December 31, 2020, the Company received a reimbursement of $0.9 million from Adam Neumann, relating to certain withholding tax payments made by the Company on his behalf, which was previously included in other current assets on the accompanying consolidated balance sheet. During the year ended December 31, 2019, the Company also collected a receivable of $2.5 million from Adam Neumann, relating to reimbursement of expenditures made. In addition, the Company estimates that an additional approximately $1.8 million for past perquisites and personal aircraft use would have been reimbursable to the Company but for which Adam Neumann was released of any obligation to reimburse the Company in connection with the SoftBank Debt Financing discussed in Note 9.

During the year ended December 31, 2019, an affiliate of SBG entered into a non-compete agreement with Adam Neumann, the Company’s former CEO, for a cash payment of $185.0 million, of which 50% was paid initially, with the remaining 50% payable in twelve equal monthly installments. During 2019, the Company recorded this as an expense of the Company to be paid for by a principal shareholder as the Company also benefited from the arrangement through restricting Adam Neumann’s ability to provide similar services to a competing organization. The Company recognized the expense in full during 2019, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG. The expense is included as a component of restructuring and other related costs on the condensed consolidated statement of operations.

In connection with his separation, the Company agreed to reimburse Adam Neumann for legal expenses incurred. The Company recorded $1.5 million within restructuring and other related costs on the consolidated statements of operations during 2019 and a corresponding liability of $1.5 million included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2019. The Company paid for the legal expenses during the year ended December 31, 2020. Also in connection with his separation agreement, the Company agreed to provide Adam Neumann, at the Company’s cost, with the continuation of his family healthcare benefits through October 2020, security services through October 2020 and use of a WeWork office through February 2021.

The Company has entered into three separate operating lease agreements for space in buildings that are partially owned by Adam Neumann. In June 2021, the Company terminated one lease agreement bringing the new total to two lease agreements that are partially owned by Adam Neumann. During the three months ended June 30, 2021 and 2020, the Company recognized $2.6 million and $2.6 million, respectively, of lease cost expense related to these leases. During the six months ended June 30, 2021 and 2020, the Company recognized $5.2 million and $5.3 million, respectively, of lease cost expense related to these leases, had a contractual obligation totaling $5.4 million and $5.0 million, respectively, and received cash tenant incentives of none and $3.9 million, respectively. Future minimum lease cost payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $186.5 million as of June 30, 2021. The future minimum lease cost payments disclosed are the gross amounts contractually payable and not net of tenant lease incentive receivables of approximately $17.3 million as of June 30, 2021.

The Company has entered into a finance lease agreement for space in a building partially owned by Adam Neumann. Another shareholder of the Company is also a partial owner of the building. During the three months ended June 30, 2021 and 2020, the Company recognized $0.4 million and $0.4 million of interest expense related to this finance lease. During the six months ended June 30, 2021 and 2020, the Company recognized $0.8 million and $0.8 million of interest expense related to this finance lease and had a contractual obligation totaling $1.0 million and $1.0 million, respectively. The Company did not receive cash tenant incentives for the three and six months ended June 30, 2021 and 2020. Future lease cost payments with respect to obligations under this finance lease are approximately $13.8 million as of June 30, 2021. There are no tenant lease incentive receivables associated with the lease as of June 30, 2021.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

As of June 30, 2021, the Company has several operating lease agreements for space in buildings owned by an entity in which the Company has an equity method investment through WeCap Investment Group. During the three months ended June 30, 2021 and 2020, the Company recognized $9.5 million and $11.2 million, respectively, of lease cost expense related to these leases. During the six months ended June 30, 2021 and 2020, the Company recognized $23.0 million and $24.4 million, respectively, of lease cost expense related to these leases, had a contractual obligation totaling $28.9 million and $18.5 million and received cash tenant lease incentives of $2.6 million and none, respectively. The Company’s future minimum lease obligations relating to non-cancelable operating leases in possession as of June 30, 2021 are approximately $687.5 million. The future undiscounted fixed minimum lease cost payments for the leases previously mentioned exclude an additional $281.7 million relating to executed non-cancelable leases that the Company has not yet taken possession of as of June 30, 2021. The future minimum lease cost payments disclosed are the gross amount payable and are not net of tenant lease incentive receivables of approximately $14.2 million as of June 30, 2021.

During the three months ended June 30, 2021 and 2020, the Company recognized expenses of approximately $2.7 million and $4.0 million, respectively, for services provided by SBG and its affiliates. During the six months ended June 30, 2021 and 2020, the Company recognized expenses of approximately $10.0 million and $8.0 million, respectively, for services provided by SBG and its affiliates. Additionally, the Company also agreed to reimburse SBG for all fees and expenses incurred in connection with the SoftBank Transactions in an aggregate amount up to $50.0 million. Of the $50.0 million reimbursable to SoftBank as of December 31, 2019, the Company allocated and recorded $20.0 million as deferred financing costs included net of accumulated amortization within other assets on the condensed consolidated balance sheet which will be amortized into interest expense over the life of the debt facility to which it was allocated and recorded $15.0 million as equity issuance costs associated with the 2019 Warrant, recorded as a reduction of the Series H-1 Preferred Share balance on the consolidated balance sheet. The remaining $15.0 million was recorded as a transaction cost included as a component of selling, general and administrative on the condensed consolidated statement of operations for the year ended December 31, 2019, as it related to various other components of the SoftBank Transactions which did not qualify for capitalization. During the six months ended June 30, 2021 and year ended December 31, 2020, the Company made payments on these obligations to SBG totaling none and $35.5 million, respectively. As of June 30, 2021 and December 31, 2020, accounts payable and accrued expenses included $14.5 million and $14.5 million, respectively, payable to SBG related primarily to these reimbursement obligations.

During the three months ended June 30, 2021 and 2020, the Company recognized expenses of none and $1.5 million, respectively, for services provided by a vendor in which the Company has an equity method investment or other related party relationship. During the six months ended June 30, 2021 and 2020, the Company recognized expenses of none and $2.9 million, respectively, for services provided by a vendor in which the Company has an equity method investment or other related party relationship.

During the three months ended June 30, 2021 and 2020 the Company did not recognize expenses for an employee of the Company, who is an immediate family member of Adam Neumann. During the six months ended June 30, 2021 and 2020, the Company recognized expenses totaling approximately none and $43,000, respectively, for an employee of the Company, who is an immediate family member of Adam Neumann.

During the three months ended June 30, 2021 and 2020 the Company did not recognize expenses for an employee of the Company, who is an immediate family member of a member of the Company’s Board of Directors. During the six months ended June 30, 2021 and 2020, the Company recognized expenses totaling approximately none and $33,000, respectively, for an employee of the Company, who is an immediate family member of a member of the Company’s Board of Directors.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

Note 18. Segment Disclosures and Concentration

Operating segments are defined as components of an entity that engages in business activities from which it may earn revenues and incur expenses and has discrete financial information that is reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about how to allocate resources and assess performance. The Company operates in one operating segment as the Chief Executive Officer, who is our CODM, reviews financial information, assesses the performance of the Company and makes decisions about allocating resources on a consolidated basis.

The Company’s revenues and total property and equipment, by country, are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Amounts in thousands)	2021	2020	2021	2020
Revenue:
United States	$250,118	$433,259	$506,955	$982,104
United Kingdom	76,104	108,857	154,946	241,481
Japan	52,555	62,640	112,216	124,913
Greater China (1)	—	68,067	—	136,921
Other foreign countries	214,701	208,911	417,214	453,198

Total revenue	$593,478	$881,734	$1,191,331	$1,938,617

(1)	The amounts for Greater China relate solely to the consolidated amounts of ChinaCo which was deconsolidated on October 2, 2020.

(Amounts in thousands)	June 30, 2021	December 31, 2020
Property and equipment:
United States	$2,135,248	$4,752,834
United Kingdom	742,830	1,020,575
Japan	254,183	525,046
Other foreign countries	4,743,624	2,288,306

Total property and equipment	$7,875,885	$8,586,761

Our concentration in specific cities magnifies the risk to us of localized economic conditions in those cities or the surrounding regions. The majority of the Company’s revenue is earned from locations in densely populated cities and as a result may be more susceptible to economic impacts as a result of COVID-19.

The majority of our revenue is earned from locations in the United States and United Kingdom. During the three months ended June 30, 2021 and 2020, approximately 42% and 49%, respectively, of our revenue was earned in the United States and approximately 13% and 12%, respectively, of our revenue was earned in the United Kingdom. During the six months ended June 30, 2021 and 2020, approximately 43% and 51%, respectively, of our revenue was earned in the United States and approximately 13% and 12%, respectively, of our revenue was earned in the United Kingdom. The majority of our 2021 revenue from locations in the United States was generated from locations in greater New York City, San Francisco, Boston, Seattle and Washington DC markets.

WEWORK INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(UNAUDITED)

In the United Kingdom, 82% of our property and equipment and 87% of 2021 revenues are related to WeWork locations in the greater London area. In the United States, the Company generally uses metropolitan statistical areas (as defined by the United States Census Bureau) to define its greater metropolitan markets. The nearest equivalent is used internationally.

During the three and six months ended June 30, 2021 and 2020, no single member accounted for greater than 10% of the Company’s revenues.

Although the Company deposits its cash with multiple high credit quality financial institutions, its deposits, at times, may exceed federally insured limits. The Company believes no significant concentration risk exists with respect to its cash and cash equivalents.

Note 19. Subsequent Events

The Company has evaluated subsequent events through August 13, 2021, which is the date the financial statements were issued and has determined that there are no subsequent events requiring recognition or disclosure in the consolidated financial statements, other than as discussed below. We considered events subsequent to August 13, 2021 for disclosure as discussed below.

In August 2021, the Company and the Note Purchaser executed an amendment to the letter agreement concerning the Amended and Restated Senior Secured Notes which provides that the Company and the Note Purchaser will enter into the A&R Senior Secured Note Purchase Agreement on the earlier of (x) the Closing or (y) September 30, 2021 (instead of August 12, 2021). In addition, in August 2021, the Company, WW Co-Obligor Inc. and the Note Purchaser executed an amendment to the senior secured note purchase agreement governing the SoftBank Senior Secured Notes, which (i) amends the maturity date of any notes to be issued thereunder from four (4) years from the date of first drawing to February 12, 2023 and (ii) extends the expiration of the draw period from August 12, 2021 to September 30, 2021.

In August 2021, WeWork formally terminated one of the lease agreements in which Mr. Neumann has an ownership interest. The negotiations for the lease termination occurred in the ordinary course and on arms’ length terms, included the landlord entity’s surrender and return of a $3.4 million letter of credit in exchange for payment of the corresponding amount of the letter of credit, and the landlord entity’s forgiveness of the remaining rent amount owed.

In September 2021, the Company and SoftBank Latin America Fund closed on a newly formed joint venture (“LatamCo”) to operate the Company’s businesses in Brazil, Mexico, Colombia, Chile and Argentina under the WeWork brand. Upon formation of LatamCo, the Company contributed its businesses in the countries listed above, committed to fund $12.5 million, and remains as guarantor on certain lease obligations and SoftBank Latin America Fund committed to fund $80.0 million.

* * * * * *

WEWORK INC.

SUPPLEMENTARY INFORMATION

CONSOLIDATING FINANCIAL STATEMENTS

JUNE 30, 2021

As a result of various legal reorganization transactions undertaken in July 2019 as discussed in Note 1 to the consolidated financial statements, The We Company became the holding company of our business, and the then-stockholders of WeWork Companies Inc. (our predecessor for financial reporting purposes) became the stockholders of The We Company. Effective on October 14, 2020, The We Company changed its legal name to WeWork Inc. WeWork Inc. holds an indirect general partner interest and indirect limited partner interests in The We Company Management Holdings L.P. (the “WeWork Partnership”). The WeWork Partnership owns 100% of the equity in WeWork Companies LLC. WeWork Inc., through the WeWork Partnership and WeWork Companies LLC, holds all the assets held by WeWork Companies Inc. prior to the legal entity reorganization and is subject to all the liabilities to which WeWork Companies Inc. was subject prior to the legal entity reorganization. Subsequent to the July 2019 legal entity reorganization, WeWork Companies LLC is the borrower under the Company’s credit facilities and the obligor on its Senior Notes, each of which is also guaranteed by WeWork Inc.

The following consolidating financial statements present the results of operations, financial position and cash flows of (i) WeWork Companies LLC and its consolidated subsidiaries, (ii) WeWork Inc. as a standalone legal entity, (iii) “Other Subsidiaries”, other than WeWork Companies LLC and its consolidated subsidiaries, which are direct or indirect owners of WeWork Companies LLC, including but not limited to the WeWork Partnership, presented on a combined basis and (iv) the eliminations necessary to arrive at the information for WeWork Inc. on a consolidated basis.

The legal entity reorganization was accounted for as a transfer among entities under common control and the assets and liabilities transferred are recorded based on historical cost and the consolidating financial statements including periods prior to the reorganization are presented as if the transfer occurred at the beginning of the periods presented. Investments in consolidated subsidiaries are presented under the equity method of accounting.

WeWork Inc. and the Other Subsidiaries are holding companies that conduct substantially all of their business operations through WeWork Companies LLC. As of June 30, 2021, based on the covenants and other restrictions of the credit agreement and the Senior Notes, WeWork Companies LLC is restricted in its ability to transfer funds by loans, advances or dividends to WeWork Inc. and as a result, all of the net assets of WeWork Companies LLC are considered restricted net assets of WeWork Inc.

CONDENSED CONSOLIDATING BALANCE SHEET

JUNE 30, 2021

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Assets
Current assets:
Cash and cash equivalents	$843,552	$405	$—	$—	$843,957
Accounts receivable and accrued revenue, net	118,205	—	—	—	118,205
Other current assets	435,125	—	323	—	435,448

Total current assets	1,396,882	405	323	—	1,397,610
Investments in and advances to/(from) consolidated subsidiaries	(15,783)	(1,513,876)	(1,528,757)	3,058,416	—
Property and equipment, net	5,991,011	—	—	—	5,991,011
Lease right-of-use assets, net	13,923,373	—	—	—	13,923,373
Restricted cash	11,528	—	—	—	11,528
Equity method and other investments	198,163	—	—	—	198,163
Goodwill	678,668	—	—	—	678,668
Intangible assets, net	53,806	—	—	—	53,806
Other assets	933,381	—	(1,230)	—	932,151

Total assets	$23,171,029	$(1,513,471)	$(1,529,664)	$3,058,416	$23,186,310

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$526,045	$11,560	$(5)	$—	$537,600
Members’ service retainers	347,057	—	—	—	347,057
Deferred revenue	138,207	—	—	—	138,207
Current lease obligations	873,531	—	—	—	873,531
Other current liabilities	437,535	2,839	—	—	440,374

Total current liabilities	2,322,375	14,399	(5)	—	2,336,769
Long-term lease obligations	18,977,544	—	—	—	18,977,544
Unsecured related party debt	2,200,000	—	—	—	2,200,000
Convertible related party liabilities, net	—	57,944	—	—	57,944
Long-term debt, net	659,446	—	—	—	659,446
Other liabilities	242,522	—	—	—	242,522

Total liabilities	24,401,887	72,343	(5)	—	24,474,225
Convertible preferred stock	—	8,379,182	—	—	8,379,182
Redeemable noncontrolling interests	291,901	—	—	—	291,901
Equity
Total WeWork Inc. shareholders’ equity (deficit)	(1,528,757)	(9,964,996)	(1,529,659)	3,058,416	(9,964,996)
Noncontrolling interests	5,998	—	—	—	5,998

Total equity (deficit)	(1,522,759)	(9,964,996)	(1,529,659)	3,058,416	(9,958,998)

Total liabilities and equity	$23,171,029	$(1,513,471)	$(1,529,664)	$3,058,416	$23,186,310

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2020

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Assets
Current assets:
Cash and cash equivalents	$800,531	$4	$—	$—	$800,535
Accounts receivable and accrued revenue, net	176,521	—	—	—	176,521
Other current assets	349,672	—	2,500	—	352,172

Total current assets	1,326,724	4	2,500	—	1,329,228
Investments in and advances to/(from) consolidated subsidiaries	(28,632)	436,385	405,255	(813,008)	—
Property and equipment, net	6,859,163	—	—	—	6,859,163
Lease right-of-use assets, net	15,107,880	—	—	—	15,107,880
Restricted cash	53,618	—	—	—	53,618
Equity method and other investments	214,940	—	—	—	214,940
Goodwill	679,351	—	—	—	679,351
Intangible assets, net	49,896	—	—	—	49,896
Other assets	1,062,258	—	—	—	1,062,258

Total assets	$25,325,198	$436,389	$407,755	$(813,008)	$25,356,334

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$698,241	$25,168	$2	$—	$723,411
Members’ service retainers	358,566	—	—	—	358,566
Deferred revenue	176,004	—	—	—	176,004
Current lease obligations	847,531	—	—	—	847,531
Other current liabilities	83,755	—	—	—	83,755

Total current liabilities	2,164,097	25,168	2	—	2,189,267
Long-term lease obligations	20,263,606	—	—	—	20,263,606
Unsecured related party debt	1,200,000	—	—	—	1,200,000
Convertible related party liabilities, net	—	418,908	—	—	418,908
Long-term debt, net	688,356	—	—	—	688,356
Other liabilities	221,780	—	—	—	221,780

Total liabilities	24,537,839	444,076	2	—	24,981,917
Convertible preferred stock	—	7,666,098	—	—	7,666,098
Redeemable noncontrolling interests	380,242	—	—	—	380,242
Equity
Total WeWork Inc. shareholders’ equity (deficit)	405,255	(7,673,785)	407,753	(813,008)	(7,673,785)
Noncontrolling interests	1,862	—	—	—	1,862

Total equity (deficit)	407,117	(7,673,785)	407,753	(813,008)	(7,671,923)

Total liabilities and equity	$25,325,198	$436,389	$407,755	$(813,008)	$25,356,334

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED

JUNE 30, 2021

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$593,478	$—	$—	$—	$593,478

Expenses:
Location operating expenses	780,489	—	—	—	780,489
Pre-opening location expenses	43,435	—	—	—	43,435
Selling, general and administrative expenses	224,915	168	(1)	—	225,082
Restructuring and other related costs	(27,794)	—	—	—	(27,794)
Impairment/(gain on sale) of goodwill, intangibles and other assets	242,105	—	(1)	—	242,104
Depreciation and amortization	180,157	—	—	—	180,157

Total expenses	1,443,307	168	(2)	—	1,443,473

Loss from operations	(849,829)	(168)	2	—	(849,995)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(889,987)	(888,759)	1,778,746	—
Income (loss) from equity method and other investments	6,068	—	—	—	6,068
Interest expense	(113,259)	—	—	—	(113,259)
Interest income	4,358	—	—	—	4,358
Foreign currency gain (loss)	33,025	—	—	—	33,025
Gain from change in fair value of related party financial instruments	—	1,310	(1)	—	1,309

Total interest and other income (expense), net	(69,808)	(888,677)	(888,760)	1,778,746	(68,499)

Pre-tax loss	(919,637)	(888,845)	(888,758)	1,778,746	(918,494)
Income tax benefit (provision)	(2,786)	—	(1,229)	—	(4,015)

Net loss	(922,423)	(888,845)	(889,987)	1,778,746	(922,509)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	34,134	—	—	—	34,134
Noncontrolling interest — equity	(470)	—	—	—	(470)

Net loss attributable to WeWork Inc.	$(888,759)	$(888,845)	$(889,987)	$1,778,746	$(888,845)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED

JUNE 30, 2020

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$881,734	$—	$—	$—	$881,734

Expenses:
Location operating expenses	881,468	—	—	—	881,468
Pre-opening location expenses	78,184	—	—	—	78,184
Selling, general and administrative expenses	390,776	2,042	—	—	392,818
Restructuring and other related costs	80,529	—	—	—	80,529
Impairment/(gain on sale) of goodwill, intangibles and other assets	280,390	—	86	—	280,476
Depreciation and amortization	195,797	—	—	—	195,797

Total expenses	1,907,144	2,042	86	—	1,909,272

Loss from operations	(1,025,410)	(2,042)	(86)	—	(1,027,538)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(865,984)	(865,898)	1,731,882	—
Income (loss) from equity method and other investments	(43,204)	—	—	—	(43,204)
Interest expense	(93,249)	—	—	—	(93,249)
Interest income	1,978	—	—	—	1,978
Foreign currency gain (loss)	54,473	—	—	—	54,473
Gain from change in fair value of related party financial instruments	—	4,197	—	—	4,197
Loss on extinguishment of debt	—	—			—

Total interest and other income (expense), net	(80,002)	(861,787)	(865,898)	1,731,882	(75,805)

Pre-tax loss	(1,105,412)	(863,829)	(865,984)	1,731,882	(1,103,343)
Income tax benefit (provision)	(7,095)	—	—	—	(7,095)

Net loss	(1,112,507)	(863,829)	(865,984)	1,731,882	(1,110,438)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	244,706	—	—	—	244,706
Noncontrolling interest — equity	1,903	—	—	—	1,903

Net loss attributable to WeWork Inc.	$(865,898)	$(863,829)	$(865,984)	$1,731,882	$(863,829)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED

JUNE 30, 2021

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$1,191,331	$—	$—	$—	$1,191,331

Expenses:
Location operating expenses	1,598,812	—	—	—	1,598,812
Pre-opening location expenses	76,839	—	—	—	76,839
Selling, general and administrative expenses	499,025	476	1		499,502
Restructuring and other related costs	466,163	(117)	(1)	—	466,045
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	—	—	—	541,585
Depreciation and amortization	364,341	—	—	—	364,341

Total expenses	3,546,765	359	—	—	3,547,124

Loss from operations	(2,355,434)	(359)	—	—	(2,355,793)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(2,570,018)	(2,568,789)	5,138,807	—
Income (loss) from equity method and other investments	(24,510)	—	—	—	(24,510)
Interest expense	(217,828)	—	—	—	(217,828)
Interest income	9,455	—	—	—	9,455
Foreign currency gain (loss)	(37,924)	(1)	—	—	(37,925)
Gain from change in fair value of related party financial instruments	—	(350,822)	—	—	(350,822)

Total interest and other income (expense), net	(270,807)	(2,920,841)	(2,568,789)	5,138,807	(621,630)

Pre-tax loss	(2,626,241)	(2,921,200)	(2,568,789)	5,138,807	(2,977,423)
Income tax benefit (provision)	(6,053)	—	(1,229)	—	(7,282)

Net loss	(2,632,294)	(2,921,200)	(2,570,018)	5,138,807	(2,984,705)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	64,120	—	—	—	64,120
Noncontrolling interest — equity	(615)	—	—	—	(615)

Net loss attributable to WeWork Inc.	$(2,568,789)	$(2,921,200)	$(2,570,018)	$5,138,807	$(2,921,200)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$1,938,617	$—	$—	$—	$1,938,617

Expenses:
Location operating expenses	1,804,802	—	—	—	1,804,802
Pre-opening location expenses	165,919	—	—	—	165,919
Selling, general and administrative expenses	922,281	2,820	—	—	925,101
Restructuring and other related costs	136,216		—	—	136,216
Impairment/(gain on sale) of goodwill, intangibles and other assets	602,073	—	(46,114)	—	555,959
Depreciation and amortization	390,156	—	—	—	390,156

Total expenses	4,021,447	2,820	(46,114)	—	3,978,153

Loss from operations	(2,082,830)	(2,820)	46,114	—	(2,039,536)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(1,837,191)	(1,883,305)	3,720,496	—
Income (loss) from equity method and other investments	(47,111)	—	—	—	(47,111)
Interest expense	(138,090)	—	—	—	(138,090)
Interest income	8,742	—	—	—	8,742
Foreign currency gain (loss)	(149,985)	—	—	—	(149,985)
Gain (loss) from change in fair value of related party financial instruments	—	792,313	—	—	792,313
Foreign currency gain (loss)	(76,295)				(76,295)

Total interest and other income (expense), net	(402,739)	(1,044,878)	(1,883,305)	3,720,496	389,574

Pre-tax loss	(2,485,569)	(1,047,698)	(1,837,191)	3,720,496	(1,649,962)
Income tax benefit (provision)	(16,115)	—	—	—	(16,115)

Net loss	(2,501,684)	(1,047,698)	(1,837,191)	3,720,496	(1,666,077)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	603,763	—	—	—	603,763
Noncontrolling interest — equity	14,616	—	—	—	14,616

Net loss attributable to WeWork Inc.	$(1,883,305)	$(1,047,698)	$(1,837,191)	$3,720,496	$(1,047,698)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED

JUNE 30, 2021

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Operating Activities:
Net loss	(2,632,294)	$(2,921,200)	$(2,570,018)	$5,138,807	$(2,984,705)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	364,341	—	—	—	364,341
Impairment/(gain on sale) of goodwill, intangibles and other assets	541,585	—	—	—	541,585
Non-cash transaction with principal shareholder	428,289	—	—	—	428,289
Stock-based compensation expense	159,874	—	—	—	159,874
Issuance of stock for services rendered, net of forfeitures	(2,273)	—	—	—	(2,273)
Non-cash interest expense	105,137	—	—	—	105,137
Provision for allowance for doubtful accounts	17,247	—	—	—	17,247
Equity income (loss) from consolidated subsidiaries	—	2,570,018	2,568,789	(5,138,807)	—
(Income) loss from equity method and other investments	24,510	—	—	—	24,510
Distribution of income from equity method and other investments	3,210				3,210
Foreign currency (gain) loss	37,924	1	—	—	37,925
Change in fair value of financial instruments	—	350,822	—		350,822
Changes in operating assets and liabilities:
Operating lease right-of-use assets	830,935	—	—	—	830,935
Current and long-term lease obligations	(909,490)	—	—	—	(909,490)
Accounts receivable and accrued revenue	11,630	—	—	—	11,630
Other assets	(60,068)	—	1,230	—	(58,838)
Accounts payable and accrued expenses	(27,091)	(13,608)	(5)	—	(40,704)
Deferred revenue	(36,684)	—	—	—	(36,684)
Other liabilities	(6,327)	2,839	—	—	(3,488)
Deferred income taxes	1,720	—	—	—	1,720
Advances to/from consolidated subsidiaries	(10,220)	10,216	4	—	—

Net cash provided by (used in) operating activities	(1,158,045)	(912)	—	—	(1,158,957)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED

JUNE 30, 2021

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Investing Activities:
Purchases of property and equipment	(153,142)	—	—	—	(153,142)
Capitalized software	(17,986)	—	—	—	(17,986)
Change in security deposits with landlords	2,885	—	—	—	2,885
Proceeds from asset divestitures and sale of investments, net of cash divested	8,319	—		—	8,319
Contributions to investments	(26,704)	—	—	—	(26,704)

Net cash provided by (used in) investing activities	(186,628)	—	—	—	(186,628)

Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(2,184)	—	—	—	(2,184)
Proceeds from unsecured related party debt	1,000,000	—	—	—	1,000,000
Proceeds from Commercial Paper Facility	349,011				349,011
Repayments of security deposit loan	(2,615)	—	—	—	(2,615)
Proceeds from exercise of stock options and warrants	1,100	1,313	—	—	2,413
Payments for contingent consideration and holdback of acquisition proceeds	(2,523)	—	—	—	(2,523)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	12,177				12,177
Additions to members’ service retainers	198,194	—	—	—	198,194
Refunds of members’ service retainers	(204,763)	—	—	—	(204,763)

Net cash provided by (used in) financing activities	1,348,397	1,313	—	—	1,349,710
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,793)	—	—	—	(2,793)

Net increase (decrease) in cash, cash equivalents and restricted cash	931	401		—	1,332
Cash, cash equivalents and restricted cash—Beginning of period	854,149	4	—	—	854,153

Cash, cash equivalents and restricted cash—End of period	$ 855,080	$405	$—	$—	$855,485

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Operating Activities:
Net loss	$(2,501,684)	$(1,047,698)	$(1,837,191)	$3,720,496	$(1,666,077)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	390,156	—	—	—	390,156
Impairment of property and equipment	2,825	—	—	—	2,825
Impairment/(gain on sale) of goodwill, intangibles and other assets	602,073	—	(46,114)	—	555,959
Loss on extinguishment of debt	76,295	—	—		76,295
Stock-based compensation expense	44,961	—	—	—	44,961
Issuance of stock for services rendered	9,834	—	—	—	9,834
Non-cash interest expense	67,390	—	—	—	67,390
Provision for allowance for doubtful accounts	20,956	—	—	—	20,956
Equity income (loss) from consolidated subsidiaries	—	1,837,191	1,883,305	(3,720,496)	—
(Income) loss from equity method and other investments	47,111	—	—	—	47,111
Foreign currency (gain) loss	148,854	—	—	—	148,854
Change in fair value of financial instruments	—	(792,313)	—		(792,313)
Contingent consideration fair market value adjustment	(194)	—	—	—	(194)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	163,684	—	—	—	163,684
Current and long-term lease obligations	752,026	—	—	—	752,026
Accounts receivable and accrued revenue	(69,988)	—	—	—	(69,988)
Other assets	(13,638)		—	—	(13,638)
Accounts payable and accrued expenses	7,314	(38,215)	—	—	(30,901)
Deferred revenue	36,233	—	—	—	36,233
Other liabilities	17,675	—	—	—	17,675
Advances to/from consolidated subsidiaries	(41,034)	41,034	—	—	—

Net cash provided by (used in) operating activities	(239,151)	(1)	—	—	(239,152)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020

(UNAUDITED)

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Investing Activities:
Purchases of property and equipment	(914,411)	—	—	—	(914,411)
Capitalized software	(12,705)	—	—	—	(12,705)
Change in security deposits with landlords	(4,875)	—	—	—	(4,875)
Proceeds from asset divestitures and sale of investments, net of cash divested	994,627	—	94,249	—	1,088,876
Sale/distribution of acquisitions among consolidated subsidiaries	94,249	—	(94,249)	—	—
Contributions to investments	(93,357)	—	—	—	(93,357)

Net cash provided by (used in) investing activities	63,528	—	—	—	63,528

Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(2,144)	—	—	—	(2,144)
Proceeds from issuance of debt	32,445	—	—	—	32,445
Repayments of debt	(759,196)	—	—	—	(759,196)
Debt and equity issuance costs	(4,124)	—	—	—	(4,124)
Proceeds from exercise of stock options and warrants	149	—	—	—	149
Proceeds from issuance of noncontrolling interests	629	—	—	—	629
Distribution to noncontrolling interests	(315,015)	—	—	—	(315,015)
Payments for contingent consideration and holdback of acquisition proceeds	(32,792)	—	—	—	(32,792)
Additions to members’ service retainers	205,734	—	—	—	205,734
Refunds of members’ service retainers	(280,814)	—	—	—	(280,814)

Net cash provided by (used in) financing activities	(1,155,128)	—	—	—	(1,155,128)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(22,610)	—	—	—	(22,610)

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,353,361)	(1)	—	—	(1,353,362)
Cash, cash equivalents and restricted cash—Beginning of period	2,200,687	1	—	—	2,200,688

Cash, cash equivalents and restricted cash—End of period	$ 847,326	$—	$—	$—	$847,326

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of WeWork Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WeWork Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock, noncontrolling interests and equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Long-lived assets
Description of the Matter	As more fully described in Notes 2 and 3 to the consolidated financial statements, long-lived assets are evaluated for recoverability when events or changes in circumstances indicate that the asset may have been impaired. As a result of the COVID-19 pandemic the Company experienced declines in revenue and operating income at certain locations. In addition, the Company implemented its operational restructuring program, which included the termination of certain leases throughout 2020. Based on these events, the Company evaluated its long-lived assets for recoverability and determined that certain assets were not recoverable and were impaired. As a result, the Company recognized a $1,142 million impairment loss.

Auditing the Company’s recoverability and impairment tests involved a high degree of subjectivity due to the significant estimation required in determining the future cash flows of the asset groups. The Company developed its estimates and assumptions related to each locations’ future cash flows and performed a comprehensive review of the locations’ long-lived assets for impairment. Significant assumptions used in the Company’s estimates included, but were not limited to, revenue and related costs, market rental rates, and discount rates in local real estate markets in which the Company operates.

How We Addressed the Matter in Our Audit	Our testing of the Company’s recoverability and impairment tests included, among other procedures, evaluating the significant assumptions and operating data used to assess recoverability and estimate fair value of the asset group. For example, we compared the significant assumptions used to estimate cash flows, including revenue and related costs, to historical results of that location, operating results of locations in the same geography, and assumptions around growth expected at the building and overall portfolio level. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses over significant cash flow assumptions to evaluate the change in the impairment analysis resulting from changing those specific assumptions. We also involved our valuation specialists to assist in our evaluation of the market rent and discount rates used in the fair value estimates for the overall asset group as well as the underlying operating lease right-of-use assets.
Valuation of the Company’s equity instruments
Description of the Matter

As described in Note 16 to the financial statements, the fair value of the Company’s convertible related party liabilities, including the 2019 Warrant, SoftBank Senior Unsecured Notes Warrant, and the 2020 LC Facility Warrant, were linked to the underlying fair value of the Company’s preferred stock equity instruments. These liabilities were characterized as Level III in the fair value hierarchy and totaled $419 million as of December 31, 2020. Management determined the fair value of its equity instruments by applying the methodologies described in Notes 2 and 16 to the financial statements and using significant unobservable inputs. Determining the fair value of each equity instrument required management to make significant judgments, including the unobservable inputs and other assumptions and estimates used in the measurements. In addition, as described in Notes 2 and 22, the Company used its determination of the fair value of its equity instruments as a significant assumption in the valuation of its equity awards. For the year ended December 31, 2020, the Company recognized stock-based compensation expense of $63 million, which is linked to the fair value of its equity instruments.

Auditing the fair value of the Company’s equity instruments involved complex judgment due to the estimations used by the Company in determining fair value. In particular, in estimating the fair value of stock, the significant assumptions utilized, included but were not limited to, revenue and EBITDA growth expectations and the weighted average cost of capital.

How We Addressed the Matter in Our Audit	Our audit procedures included, among others, evaluating the valuation methodologies used by the Company and testing significant assumptions and the mathematical accuracy of the Company’s valuations. For each valuation, we independently performed comparative calculations and compared them to the Company’s estimates. We involved our valuation specialists to assist with the application of these procedures. We compared significant assumptions and underlying data used in the Company’s valuations to information available from third-party sources and market data. Where applicable, we obtained projections utilized in supporting valuations and assessed the reasonableness of significant underlying assumptions such as revenue and EBITDA growth expectations. Our procedures with regard to the projections included assessing the historical accuracy of management’s estimates and performing sensitivity testing over certain of the underlying assumptions utilized in the projections.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

New York, New York

May 14, 2021

WEWORK INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(Amounts in thousands, except share and per share amounts)	2020	2019
Assets
Current assets:
Cash and cash equivalents (1)	$800,535	$1,340,140
Accounts receivable and accrued revenue, net of allowance of $107,806 and $16,658 as of December 31, 2020 and 2019, respectively	176,521	230,239
Assets held for sale	—	134,958
Other current assets (including related party amounts of $780 and none as of December 31, 2020 and 2019, respectively)	352,172	422,938

Total current assets	1,329,228	2,128,275
Property and equipment, net	6,859,163	8,399,541
Lease right-of-use assets, net	15,107,880	17,496,004
Restricted cash (1)	53,618	856,255
Equity method and other investments	214,940	203,719
Goodwill	679,351	698,416
Intangible assets, net	49,896	79,865
Other assets (including related party amounts of $699,478 and $873,317 as of December 31, 2020 and 2019, respectively)	1,062,258	1,285,739

Total assets (1)	$25,356,334	$31,147,814

Liabilities
Current liabilities:
Accounts payable and accrued expenses (including amounts due to related parties of $14,497 and $51,500 as of December 31, 2020 and 2019, respectively)	$723,411	$1,371,677
Members’ service retainers	358,566	605,574
Deferred revenue (including amounts from related parties of $9,717 and $22,876 as of December 31, 2020 and 2019, respectively)	176,004	180,390
Current lease obligations (including amounts due to related parties of $10,148 and $10,190 as of December 31, 2020 and 2019, respectively)	847,531	685,629
Liabilities related to assets held for sale	—	25,442
Other current liabilities (including amounts due to related parties of $900 and none as of December 31, 2020 and 2019, respectively)	83,755	218,820

Total current liabilities	2,189,267	3,087,532
Long-term lease obligations (including amounts due to related parties of $436,074 and $587,417 as of December 31, 2020 and 2019, respectively)	20,263,606	21,251,163
Unsecured related party debt	1,200,000	—
Convertible related party liabilities, net	418,908	2,151,075
Long-term debt, net	688,356	1,389,431
Other liabilities	221,780	137,641

Total liabilities (1)	24,981,917	28,016,842
Commitments and contingencies (Note 24)
Convertible preferred stock; 947,127,740 shares authorized as of December 31, 2020, and 368,912,507 and 222,329,647 shares issued and outstanding as of December 31, 2020 and 2019, respectively	7,666,098	6,473,604
Redeemable noncontrolling interests	380,242	1,032,080

WEWORK INC.

CONSOLIDATED BALANCE SHEETS – (CONTINUED)

	December 31,
(Amounts in thousands, except share and per share amounts)	2020	2019
Equity
WeWork Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 941,647,617 shares authorized as of December 31, 2020, and 41,512,605 and 41,304,381 shares issued and outstanding as of December 31, 2020 and 2019, respectively	$42	$41
Common stock Class B; par value $0.001; 234,910,597 shares authorized as of December 31, 2020 and 129,382,459 and 129,220,654 shares issued and outstanding as of December 31, 2020 and 2019, respectively	129	129
Common stock Class C; par value $0.001; 50,967,800 shares authorized as of December 31, 2020, and 25,168,938 and 27,752,323 shares issued and outstanding as of December 31, 2020 and 2019, respectively	25	28
Common stock Class D; par value $0.001; 234,910,597 shares authorized as of December 31, 2020, and zero shares issued and outstanding as of December 31, 2020 and 2019	—	—
Additional paid-in capital	2,188,319	1,879,838
Accumulated other comprehensive income (loss)	(158,810)	(2,611)
Accumulated deficit	(9,703,490)	(6,574,322)

Total WeWork Inc. shareholders’ deficit	(7,673,785)	(4,696,897)
Noncontrolling interests	1,862	322,185

Total deficit	(7,671,923)	(4,374,712)

Total liabilities and equity	$25,356,334	$31,147,814

(1)

The Company’s consolidated balance sheets include assets and liabilities of consolidated variable interest entities (“VIEs”). As of December 31, 2020 and 2019, total assets of consolidated VIEs, after intercompany eliminations, were $2.1 billion and $6.7 billion respectively, including $166.6 million and $417.7 million of cash and cash equivalents, respectively, and $10.0 million and $94.0 million of restricted cash, respectively. Total liabilities of consolidated VIEs, after intercompany eliminations, were $1.7 billion and $5.4 billion as of December 31, 2020 and 2019, respectively. Creditors of VIEs do not have recourse against the general credit of the Company, except relating to certain lease guarantees totaling $14.6 million and $36.3 million as of December 31, 2020 and 2019, respectively, provided by WeWork Inc. to certain landlords of the VIEs. See Note 6 for additional details.

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Revenue (including related party revenue of $169,783, $179,651 and $28,653 for the years ended 2020, 2019 and 2018 respectively. See Note 25)	$3,415,865	$3,458,592	$1,821,751

Expenses:
Location operating expenses—cost of revenue (exclusive of depreciation and amortization of $715,413, $515,309 and $281,502 for the years ended 2020, 2019 and 2018 respectively, shown separately below)	3,542,918	2,758,318	1,491,783
Pre-opening location expenses	273,049	571,968	357,831
Selling, general and administrative expenses	1,604,669	2,793,663	1,349,622
Restructuring and other related costs	206,703	329,221	—
Impairment/(gain on sale) of goodwill, intangibles and other assets	1,355,921	335,006	—
Depreciation and amortization	779,368	589,914	313,514

Total expenses (including related party expenses of $80,524, $290,748 and $21,098 the years ended 2020, 2019 and 2018, respectively. See Note 25)	7,762,628	7,378,090	3,512,750

Loss from operations	(4,346,763)	(3,919,498)	(1,690,999)
Interest and other income (expense), net:
Income (loss) from equity method and other investments	(44,788)	(32,206)	(12,638)
Interest expense (including related party expenses of $(246,875), $(11,024) and $(122,852) for the years ended 2020, 2019 and 2018, respectively. See Note 14 and Note 25)	(331,217)	(99,587)	(183,697)
Interest income	16,910	53,244	37,663
Foreign currency gain (loss)	149,196	29,652	(78,598)
Gain from change in fair value of related party financial instruments (See Note 14)	819,647	239,145	—
Loss on extinguishment of debt	(77,336)	—	—

Total interest and other income (expense), net	532,412	190,248	(237,270)

Pre-tax loss	(3,814,351)	(3,729,250)	(1,928,269)
Income tax benefit (provision)	(19,506)	(45,637)	850

Net loss	(3,833,857)	(3,774,887)	(1,927,419)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	675,631	493,047	292,134
Noncontrolling interest — equity	28,868	17,102	24,493

Net loss attributable to WeWork Inc.	$(3,129,358)	$(3,264,738)	$(1,610,792)

Net loss per share attributable to Class A and Class B common stockholders (see Note 23):
Basic	$(18.38)	$(19.38)	$(9.87)

Diluted	$(18.38)	$(19.38)	$(9.87)

Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	170,275,761	168,436,109	163,148,918

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Net loss	$(3,833,857)	$(3,774,887)	$(1,927,419)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0 for years ended 2020, 2019 and 2018	(146,737)	(17,014)	7,666
Unrealized (loss) gain on available-for-sale securities, net of tax of ($1,096), $0 and $0 for the years ended 2020, 2019 and 2018, respectively	3,273	—	—

Other comprehensive income (loss), net of tax	(143,464)	(17,014)	7,666

Comprehensive loss	(3,977,321)	(3,791,901)	(1,919,753)
Net (income) loss attributable to noncontrolling interests	704,499	510,149	316,627
Other comprehensive (income) loss attributable to noncontrolling interests	(23,161)	(1,108)	18,931

Comprehensive loss attributable to WeWork Inc.	$(3,295,983)	$(3,282,860)	$(1,584,195)

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—December 31, 2019	222,329,647	$6,473,604	$1,032,080
Issuance of noncontrolling interests	—	—	100,100
Stock-based compensation	31,135	1,028	—
Acquisition of noncontrolling interests	34,482,759	280,345	(92,822)
Exercise of warrants, net	112,068,966	911,121	—
Distributions to noncontrolling interests	—	—	(6,646)
Net income (loss)	—	—	(675,631)
Other comprehensive income (loss), net of tax	—	—	23,161

Balance—December 31, 2020	368,912,507	$7,666,098	$380,242

	WeWork Inc. Shareholders’ Equity (Deficit)
	Common Stock		Common Stock		Common Stock		Additional	Accumulated Other Comprehensive
(Amounts in thousands, except share amounts)	Class A		Class B		Class C		Paid-In		Accumulated	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Interests	Total
Balance—December 31, 2019	41,304,381	$41	129,220,654	$129	27,752,323	$28	$1,879,838	$(2,611)	$(6,574,322)	$322,185	$(4,374,712)
Adoption of ASC 326 (Note 2)	—	—	—	—	—	—	—	—	190	—	190
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(2,583,385)	(3)	3	—	—	—	—
Issuance of stock for services rendered	—	—	—	—	—	—	12,874	—	—	(4,659)	8,215
Stock-based compensation	251,324	—	62,048	—	—	—	182,007	—	—	38	182,045
Exercise of stock options	33,808	1	99,757	—	—	—	219	—	—	—	220
Settlement of stockholder notes receivable (see Note 22)	(206,147)	—	—	—	—	—	16,667	—	—	—	16,667
Issuance of stock in connection with acquisitions	129,239	—	—	—	—	—	217	—	—	—	217
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	—	544	544
Distributions to noncontrolling interests	—	—	—	—	—	—	(42,801)	—	—	(274,463)	(317,264)
Deconsolidation of consolidated subsidiaries	—	—	—	—	—	—	315,604	—	—	(12,915)	302,689
Acquisition of noncontrolling interest	—	—	—	—	—	—	(197,949)	10,426	—	—	(187,523)
Transactions with principal shareholder	—	—	—	—	—	—	21,640	—	—	—	21,640
Net income (loss)	—	—	—	—	—	—	—	—	(3,129,358)	(28,868)	(3,158,226)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(166,625)	—	—	(166,625)

Balance—December 31, 2020	41,512,605	$42	129,382,459	$129	25,168,938	$25	$2,188,319	$(158,810)	$(9,703,490)	$1,862	$(7,671,923)

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—December 31, 2018	171,757,571	$3,498,696	$1,320,637
Issuance of noncontrolling interests	—	—	203,382
Settlement of stockholder notes receivable (see Note 22)	(97,229)	(2,732)	—
Stock-based compensation	—	391	—
Issuance of stock in connection with acquisitions	1,609,744	134,826	—
Issuance of shares in connection with convertible note conversion	9,090,909	722,977	—
Exercise of warrants, net	39,968,652	2,119,446	—
Net income (loss)	—	—	(493,047)
Other comprehensive income (loss), net of tax	—	—	1,108

Balance—December 31, 2019	222,329,647	$6,473,604	$1,032,080

	WeWork Inc. Shareholders’ Equity (Deficit)
(Amounts in thousands, except share amounts)	Common Stock Class A		Common Stock Class B		Common Stock Class C		Additional Paid-In	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital
Balance—December 31, 2018	30,979,421	$31	133,660,176	$134	—	$—	$797,963	$15,511	$(3,311,285)	$39,070	$(2,458,576)
Adoption of ASC 606 (Note 2)	—	—	—	—	—	—	—	—	1,701	—	1,701
Issuance of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	70,641,226	71	(71)	—	—	—	—
Forfeiture of noncontrolling WeWork Partnerships Profits Interest Units in the WeWork Partnership and Common Stock Class C	—	—	—	—	(42,888,903)	(43)	43	—	—	—	—
Transfer of Common Stock Class B to Class A	6,957,164	7	(6,957,164)	(7)	—	—	—	—	—	—	—
Issuance of stock for services rendered	7,588	—	—	—	—	—	17,613	—	—	3,774	21,387
Stock-based compensation	400,700	—	105,664	—	—	—	236,107	—	—	530	236,637
Exercise of stock options	1,547,658	1	2,411,978	2	—	—	38,300	—	—	—	38,303
Exercise of warrants	187	—	—	—	—	—	—	—	—	—	—
Issuance of stock in connection with acquisitions	1,713,293	2	—	—	—	—	61,415	—	—	5,469	66,886
Settlement of stockholder notes receivable (see Note 22)	(301,630)	—	—	—	—	—	9,210	—	—	—	9,210
Issuance of noncontrolling interests	—	—	—	—	—	—	9,329	—	—	330,444	339,773
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(40,000)	(40,000)
Transactions with principal shareholder (see Notes 3 and 14)	—	—	—	—	—	—	709,929	—	—	—	709,929
Net income (loss)	—	—	—	—	—	—	—	—	(3,264,738)	(17,102)	(3,281,840)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	(18,122)	—	—	(18,122)

Balance—December 31, 2019	41,304,381	$41	129,220,654	$129	27,752,323	$28	$1,879,838	$(2,611)	$(6,574,322)	$322,185	$(4,374,712)

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK, NONCONTROLLING INTERESTS AND EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Convertible Preferred Stock		Redeemable Noncontrolling Interests
(Amounts in thousands, except share amounts)	Shares	Amount
Balance—December 31, 2017	170,300,623	$3,405,435	$854,577
Issuance of noncontrolling interests	—	—	720,513
Issuance of stock for services rendered	—	—	1,798
Issuance of stock in connection with acquisitions	1,456,948	93,261	55,105
Net loss	—	—	(292,134)
Other comprehensive income (loss), net of tax	—	—	(19,222)

Balance—December 31, 2018	171,757,571	$3,498,696	$1,320,637

	WeWork Inc. Shareholders’ Equity (Deficit)
	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests	Total
(Amounts in thousands, except share amounts)	Shares	Amount	Shares	Amount
Balance—December 31, 2017	30,299,542	$30	131,787,453	$132	$407,804	$(9,924)	$(1,700,493)	$—	$(1,302,451)
Transfer of Common Stock Class B to Class A	18,182	—	(18,182)	—	—	—	—	—	—
Issuance of stock for services rendered	62,351	—	—	—	15,663	—	—	2,557	18,220
Stock-based compensation	419,217	1	74,538	—	85,657	—	—	184	85,842
Exercise of stock options	114,614	—	443,513	—	2,934	—	—	—	2,934
Exercise of warrants	—	—	1,577,434	2	569	—	—	—	571
Issuance of stock in connection with acquisitions	65,515	—	—	—	119,530	1,098	—	4,198	124,826
Issuance of stockholder notes receivable (see Note 22)	—	—	—	—	(19,599)	—	—	—	(19,599)
Issuance of noncontrolling interests	—	—	—	—	24,666	(2,260)	—	56,333	78,739
Transactions with principal shareholder (see Note 14)	—	—	—	—	169,961	—	—	—	169,961
Gain on transfer to consolidated variable interest entity	—	—	—	—	1,217	—	—	—	1,217
Common share repurchase and retirement	—	—	(204,580)	—	(10,439)	—	—	—	(10,439)
Net loss	—	—	—	—	—	—	(1,610,792)	(24,493)	(1,635,285)
Other comprehensive income (loss), net of tax	—	—	—	—	—	26,597	—	291	26,888

Balance—December 31, 2018	30,979,421	$31	133,660,176	$134	$797,963	$15,511	$(3,311,285)	$39,070	$(2,458,576)

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Cash Flows from Operating Activities:
Net loss	$(3,833,857)	$(3,774,887)	$(1,927,419)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	779,368	589,914	313,514
Impairment of property and equipment	3,066	63,128	29,572
Impairment/(gain on sale) of goodwill, intangibles and other assets	1,355,921	335,006	—
Non-cash transaction with principal shareholder	—	185,000	—
Loss on extinguishment of debt	77,336	—	—
Stock-based compensation expense	62,776	358,969	69,400
Cash paid to settle employee stock awards	(3,141)	—	(13,939)
Issuance of stock for services rendered	7,893	20,367	18,957
Non-cash interest expense	172,112	14,917	127,716
Provision for allowance for doubtful accounts	67,482	22,221	6,722
(Income) loss from equity method and other investments	44,788	32,206	12,638
Distribution of income from equity method and other investments	4,191	—	—
Foreign currency (gain) loss	(149,196)	(30,915)	80,587
Change in fair value of financial instruments	(819,647)	(239,145)	—
Contingent consideration fair market value adjustment	(122)	(60,667)	76,439
Changes in operating assets and liabilities:
Operating lease right-of-use assets	1,024,709	(5,850,744)	—
Current and long-term lease obligations	502,025	7,672,358	—
Deferred rent	—	—	1,278,348
Lease incentive receivable	—	—	(121,734)
Deferred lease acquisition costs	—	—	(40,352)
Accounts receivable and accrued revenue	(32,749)	(175,262)	(69,403)
Other assets	(28,148)	(126,870)	(211,690)
Accounts payable and accrued expenses	(164,190)	390,609	147,627
Deferred revenue	32,803	90,445	54,782
Other liabilities	39,731	38,840	1,618
Deferred income taxes	(159)	(3,734)	(10,112)

Net cash provided by (used in) operating activities	(857,008)	(448,244)	(176,729)
Cash Flows from Investing Activities:
Purchases of property and equipment	(1,441,232)	(3,488,086)	(2,055,020)
Capitalized software	(22,614)	(40,735)	(8,891)
Sale of software license	—	—	9,000
Change in security deposits with landlords	526	(140,071)	(95,463)
Proceeds from asset divestitures and sale of investments, net of cash divested	1,172,860	16,599	2,202
Contributions to investments	(99,146)	(80,674)	(121,626)
Loans to employees and related parties	—	(5,580)	(1,859)
Cash used for acquisitions, net of cash acquired	—	(1,036,973)	(204,141)
Deconsolidation of cash of ChinaCo, net of cash received	(54,481)	—	—

Net cash provided by (used in) investing activities	(444,087)	(4,775,520)	(2,475,798)

WEWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	$(4,021)	$(3,590)	$(1,869)
Proceeds from issuance of debt	34,309	662,395	768,795
Proceeds from unsecured related party debt	1,200,000	—	—
Proceeds from issuance of convertible related party liabilities	—	4,000,000	1,000,000
Repayments of debt	(813,140)	(3,088)	(1,085)
Bond repurchase	—	(32,352)	—
Debt and equity issuance costs	(12,039)	(71,075)	(23,227)
Loans payable to related parties	—	—	(27,552)
Proceeds from exercise of stock options and warrants	212	38,823	3,505
Proceeds from issuance of noncontrolling interests	100,628	538,934	747,907
Distributions to noncontrolling interests	(319,860)	(40,000)	—
Payments for contingent consideration and holdback of acquisition proceeds	(39,701)	(38,280)	(14,436)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	613	—	—
Additions to members’ service retainers	382,184	703,265	359,634
Refunds of members’ service retainers	(575,999)	(497,761)	(153,203)

Net cash provided by (used in) financing activities	(46,814)	5,257,271	2,658,469
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,374	3,239	(13,119)

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,346,535)	36,746	(7,177)
Cash, cash equivalents and restricted cash—Beginning of period	2,200,688	2,163,942	2,171,119

Cash, cash equivalents and restricted cash—End of period	$854,153	$2,200,688	$2,163,942

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Cash and cash equivalents	$800,535	$1,340,140	$1,744,209
Restricted cash	53,618	856,255	419,733
Cash and cash equivalents held for sale	—	1,138	—
Restricted cash held for sale	—	3,155	—

Cash, cash equivalents and restricted cash	$854,153	$2,200,688	$2,163,942

WEWORK INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Supplemental Cash Flow Disclosures:
Cash paid during the period for interest (net of capitalized interest of $2,981, $13,358 and $0 during 2020, 2019 and 2018, respectively)	$120,234	$74,195	$41,326
Cash paid during the period for income taxes, net of refunds	29,376	27,989	4,376
Cash received for operating lease incentives — tenant improvement allowances	1,331,660	1,134,216	673,415
Cash received for operating lease incentives — broker commissions	17,583	64,246	30,627
Supplemental Disclosure of Non-cash Investing & Financing Activities:
Property and equipment included in accounts payable and accrued expenses	198,040	642,161	485,037
Additions to property and equipment from non-cash capitalized interest and amortization of deferred financing costs	7,436	36,699	—
Issuance of shares for goods received capitalized in property and equipment	390	1,100	1,087
Issuance of stock in connection with acquisitions	217	198,521	274,118
Acquisition consideration holdback included in other liabilities	1,593	45,043	43,156
Transfer of assets to held for sale	—	134,958	—
Transfer of liabilities related to assets held for sale	—	25,442	—
Consideration holdbacks and other receivables relating to dispositions	20,500	—	—
Decrease in consolidated total assets resulting from the deconsolidation of ChinaCo (excluding amounts that previously eliminated in consolidation)	1,764,458	—	—
Decrease in consolidated total liabilities resulting from the deconsolidation of ChinaCo (excluding amounts that previously eliminated in consolidation)	1,983,631	—	—
Conversion of net intercompany receivables into equity method investment in ChinaCo, at fair value	26,330	—	—
Conversion of equity method investment to equity in consolidated 424 Fifth Venture	—	50,000	—
Transfer of acquisition deposit to contribution to equity method investment	—	—	52,858
Non-cash settlement of employee loans	14,736	21,666	—
Non-cash transaction with principal shareholder	—	185,000	—
Warrants issued as debt issuance costs	—	853,317	—
Conversion of related party liabilities to into capital	21,641	2,697,522	—
Distribution of investment to noncontrolling interest holder	6,646	—	—

Additional ASC 842 Supplemental Disclosures

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	$2,289,691	$1,551,573
Cash paid for interest relating to finance leases in operating activities	4,676	4,622
Cash paid for principal relating to finance leases in financing activities	4,021	3,590
Right-of-use assets obtained in exchange for finance lease obligations	920	14,803
Right-of-use assets obtained in exchange for operating lease obligations, net of modifications and terminations	(106,796)	9,304,066

The accompanying notes are an integral part of these consolidated financial statements.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 1. Organization and Business

WeWork Companies Inc. was founded in 2010. The We Company was incorporated under the laws of the state of Delaware in April 2019 as a direct wholly-owned subsidiary of WeWork Companies Inc. As a result of various legal entity reorganization transactions undertaken in July 2019, The We Company became the holding company of our business, and the then-stockholders of WeWork Companies Inc. became the stockholders of The We Company.

Effective October 14, 2020, The We Company changed its legal name to WeWork Inc.

WeWork Inc. holds an indirect general partner interest and indirect limited partner interests in The We Company Management Holdings L.P. (the “WeWork Partnership”). The WeWork Partnership owns 100% of the equity in WeWork Companies LLC. WeWork Inc., through the WeWork Partnership and WeWork Companies LLC, holds all the assets held by WeWork Companies Inc. prior to the legal entity reorganization and is subject to all the liabilities to which WeWork Companies Inc. was subject prior to the legal entity reorganization.

The legal entity reorganization was accounted for as a transfer among entities under common control and the assets and liabilities transferred were recorded based on historical cost and the financial statements are presented as if the transfer occurred at the beginning of the periods presented. WeWork Companies Inc. is the predecessor of WeWork Inc. for financial reporting purposes.

Our core global business offering integrates space, community, services and technology in 851 locations around the world as of December 1, 2020. Our membership offerings are designed to accommodate our members’ distinct space needs. We provide our members the optionality to choose from a dedicated desk, a private office or a fully customized floor with the flexibility to choose the type of membership that works for them on a monthly subscription basis, through a multi-year membership agreement or on a pay-as-you-go basis.

The Company’s operations are headquartered in New York.

All references to “we”, “us”, “our”, “WeWork” and the “Company” are references to WeWork Inc. and its subsidiaries on a consolidated basis; and all references to “SBG” are references to SoftBank Group Corp. or a controlled affiliate or subsidiary thereof, but, unless the context otherwise requires, does not include SVF Endurance (Cayman) Limited (“SVFE”) or SoftBank Vision Fund (AIV M1) L.P. (“SoftBank Vision Fund”).

In October 2019, and as subsequently amended, the Company entered into an agreement with SBG and SoftBank Vision Fund for additional equity and debt financing, as well as a number of changes to the Company’s corporate governance, including changes to the voting rights associated with certain series of the Company’s capital stock (the “Master Transaction Agreement”). The changes associated with this October 2019 agreement, and related agreements and amendments entered into subsequent to October 2019, as described throughout these financial statement notes, are collectively referred to as the “SoftBank Transactions”. SBG is a principal stockholder with representation on the Company’s Board of Directors.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation — The accompanying consolidated financial statements and notes to the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company, its majority-owned subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation. The Company operates as a single operating segment. See Note 26 for further discussion on the Company’s segment reporting.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.

JapanCo, WeCap Manager and WeCap Holdings Partnership (each as defined and discussed in Note 6) are the Company’s only consolidated VIEs as of December 31, 2020. In March 2020, in connection with the sale of the property held by the 424 Fifth Venture (the “424 Fifth Venture Transaction”), redemption payments were made to the noncontrolling interest holders in the 424 Fifth Venture and the 424 Fifth Venture became a wholly owned subsidiary of the Company and is no longer a VIE. In April 2020, in connection with the SoftBank Transactions, the Company completed the acquisition of the noncontrolling interest in PacificCo (as defined in Note 6) and PacificCo became a wholly owned subsidiary of the Company and is no longer a VIE. In September 2020, the Company transferred its variable interest and control over the Creator Fund (as defined in Note 6) to an affiliate of SBG and the Creator Fund was deconsolidated from the Company’s financial statements. In October 2020, the Company restructured its ownership interests in ChinaCo (as defined in Note 6) such that the Company is no longer the primary beneficiary of ChinaCo and as a result, beginning on October 2, 2020, ChinaCo was deconsolidated (the “ChinaCo Deconsolidation”) and the Company’s remaining ordinary share investment represents an unconsolidated VIE that is accounted for as an equity method investment. See Note 6 for further discussion of these transactions. See Note 11 for discussion of the Company’s non-consolidated VIEs.

A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and the presentation of net income in the consolidated statements of comprehensive loss, is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests.

The Company’s convertible preferred stock and noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the control of the Company are classified outside of permanent equity. As it is not probable that amounts will become redeemable, no remeasurement is required. The Company will continue to monitor the probability of redemption. The Company’s noncontrolling interests that have redemption features within the Company’s control are classified within permanent equity and are described further below.

The redemption value of the WeWork Partnerships Profits Interest Units (as discussed in Note 22) that were awarded to management are measured based upon the aggregate redemption value and takes into account the proportion of employee services rendered under the WeWork Partnerships Profits Interest Units vesting provisions. The redemption value will vary from period to period based upon the fair value of the Company, whereby the intrinsic value (per-unit fair value of the Company is greater than the per-unit distribution threshold) will be reflected as a noncontrollling interests in the equity section of the consolidated balance sheets with a corresponding entry to additional paid-in-capital. The intrinsic value of the WeWork Partnership Profits Interests will be remeasured each period until the WeWork Partnerships Profits Interests are converted to shares.

The Company’s other noncontrolling interests represent substantive profit-sharing arrangements and profits and losses are attributed to the controlling and noncontrolling interests using the hypothetical-liquidation-at-book-value method.

Use of Estimates — The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Estimates inherent in the current financial reporting process inevitably involve assumptions about future events. Actual results could differ from those estimates. Since December 2019, a novel strain of coronavirus, referred to as the COVID-19 virus, has spread to countries in which we operate. COVID-19 has become a global pandemic. Authorities in jurisdictions where our locations are located have at times issued stay-at-home orders, restrictions on certain activities such as travel and on the types of businesses that may continue to operate. As the pandemic has adversely affected and may continue to adversely affect our revenues and expenditures, the extent and duration of these restrictions and overall macroeconomic impact of the pandemic will have an effect on estimates used in the preparation of financial statements. This includes the net operating income (“NOI”) assumptions in our long-lived asset impairment testing, the ultimate collectability of accounts receivable due to the effects of COVID-19 on the financial position of our members, the timing of capital expenditures, fair value measurement changes for assets and liabilities that the Company measures at fair value and our assessment of our ability to continue to meet our obligations as they come due.

Our liquidity forecasts are based upon continued execution of the Company’s operational restructuring program and also includes management’s best estimate of the impact that the outbreak of COVID-19 may continue to have on our business and our liquidity needs; however, the extent to which our future results and liquidity needs are further affected by the continued impact of COVID-19 will largely depend on the continued duration of closures, and delays in location openings, the success of ongoing vaccination efforts, the effect on demand for our memberships, any permanent shifts in working from home, how quickly we can resume normal operations and our ongoing lease negotiations with our landlords, among others. We believe continued execution of our operational restructuring program and our current liquidity position will be sufficient to help us mitigate the continued near-term uncertainty associated with COVID-19, however our assessment assumes a recovery in our revenues and occupancy beginning in the second half of 2021 with a gradual return toward pre-COVID levels achieved by the end of 2021. If revenues continue to decline during 2021 and/or we do not experience a recovery consistent with our projected timing, additional capital sources may be required, the timing and source of which are uncertain. There is no assurance we will be successful in securing the additional capital infusions if needed.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid marketable securities with original maturities of three months or less at the time of purchase. Cash equivalents are presented at cost, which approximates fair value.

Restricted Cash - Restricted cash consists primarily of amounts provided to banks to secure letters of credit issued under certain of the Company’s credit agreements as required by various leases. Transfers between restricted and unrestricted cash accounts are not reported within the statements of cash flows. Only restricted cash receipts or payments from restricted cash directly to third parties are reported in the statements of cash flows as either an operating, investing or financing activity, depending on the nature of the transaction.

Allowance for Doubtful Accounts — The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) on January 1, 2020, as discussed in “—Recently Adopted Accounting Pronouncements” below. In accordance with the revised guidance, management determines an allowance that reflects its best estimate of the accounts receivable due from members, related parties, landlords and others that it expects will not be collected. Management considers many factors in considering its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, income trends, as well as current and forward looking conditions. Recorded liabilities associated with members’ service retainers are also considered when estimating the allowance for doubtful accounts as we have the contractual right to apply members’ service retainers to outstanding receivables.

Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. As of December 31, 2020 and 2019, the Company

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DECEMBER 31, 2020

recorded $107.8 million and $16.7 million, respectively, as an allowance for doubtful accounts on accounts receivable and accrued revenue.

Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. A variety of costs are incurred in the construction of leasehold improvements including development costs, construction costs, salaries and related costs, and other costs incurred during the period of development. After a determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The Company capitalizes costs until a project is substantially completed and occupied, or held available for occupancy, and capitalizes only those costs associated with the portions under development. Subsequent expenditures that extend the useful life of an asset are also capitalized. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease using the straight-line method. Furniture and equipment are depreciated over three to twenty years also using the straight-line method. Costs associated with repairs and maintenance of property and equipment that do not extend the normal useful life of an asset are expensed as incurred and amounted to $49.6 million, $44.4 million and $25.0 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Business Combinations — We include the financial results of businesses that we acquire from the date of acquisition. We determine the fair value of assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Transaction costs associated with business combinations are expensed as incurred, and are included in selling, general and administrative expenses in our consolidated statements of operations.

Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the fair value of the assets acquired less liabilities assumed in connection with the acquisition. Goodwill is not amortized, but instead is tested for impairment at least annually at each reporting unit level, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired, and is required to be written down when impaired.

The guidance for goodwill impairment testing begins with an optional qualitative assessment to determine whether it is more likely than not that goodwill is impaired. The Company is not required to perform a quantitative impairment test unless it is determined, based on the results of the qualitative assessment, that it is more likely than not that goodwill is impaired. The quantitative impairment test is prepared at the reporting unit level. In performing the impairment test, management compares the estimated fair values of the applicable reporting units to their aggregate carrying values, including goodwill. If the carrying amounts of a reporting unit including goodwill were to exceed the fair value of the reporting unit, an impairment loss is recognized within our consolidated statements of operations in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

The process of evaluating goodwill for impairment requires judgments and assumptions to be made to determine the fair value of the reporting unit, including discounted cash flow calculations, assumptions market participants would make in valuing each reporting unit and the level of the Company’s own share price.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Intangible Assets, net — The Company capitalizes purchased software and computer software development costs for internal use when the amounts have a useful life or contractual term greater than twelve months. Purchased software consists of software products and licenses which are amortized over the lesser of their estimated useful life or the contractual term. Internally developed software costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external direct costs of the development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of substantially all testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable that the expenditure will result in additional functionality. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Maintenance and training costs are expensed as incurred.

Acquired intangible assets are carried at cost and finite-lived intangible asset are amortized on a straight-line basis over their estimated useful lives. We determine the appropriate useful life of our intangible assets by measuring the expected cash flows of acquired assets. The initial estimated useful life of the Company’s finite-lived intangible assets range from one year to ten years.

The Company tests goodwill and indefinite-lived intangible asset balances for impairment annually in the fourth quarter of each year as of October 1, or more frequently if circumstances indicate that the value of goodwill may be impaired.

Impairment of Long-Lived Assets — Long-lived assets, including property and equipment, right-of-use assets, capitalized software, and other finite-lived intangible assets, are evaluated for recoverability when events or changes in circumstances indicate that the asset may have been impaired. In evaluating an asset for recoverability, the Company considers the future cash flows expected to result from the continued use of the asset and the eventual disposition of the asset. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value of the asset is recognized. During the years ended December 31, 2020, 2019 and 2018, the Company recorded $3.1 million, $63.1 million and $29.6 million, respectively, in routine impairment charges and property and equipment write-offs relating to excess, obsolete or slow-moving inventory of furniture and equipment, early termination of leases and cancellation of other deals or projects occurring in the ordinary course of business. These impairment charges are included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. In connection with operational restructuring program described in Note 3 and related changes in the Company’s leasing plans and planned or completed disposition of certain non-core operations, as well as the impact to the Company’s business as a result of COVID-19, the Company has also recorded various other non-routine write-offs, impairments and gains on sale of goodwill, intangibles and various other assets. These non-routine charges totaled $1,355.9 million and $335.0 million during the years ended December 31, 2020 and 2019, respectively, and are included as impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations.

Assets Held for Sale — The Company classifies an asset (or assets to be disposed of together as a group) as held for sale when management, having the authority to approve the action, commits to a plan to sell the assets, the assets are available for immediate sale in their present condition, subject only to terms that are usual and customary for sales of such assets, an active program to locate a buyer and other actions required to complete the plan to sell have been initiated and it is probable the transfer of the assets are expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company’s control extend the period of time required to sell the assets beyond one year. Prior period balances are not reclassified. Assets classified as held for sale are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the sale plan indicate it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Assets that are classified as held for sale and the related liabilities directly associated with those that will be transferred in that transaction are initially measured at the lower of their carrying value or fair value less any costs to sell and depreciation and amortization expense is no longer recorded. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met.

The fair value of assets held for sale less any costs to sell is assessed each reporting period they remain classified as held for sale and any subsequent changes are reported as an adjustment to the carrying amount of the assets, as long as the adjusted carrying amount does not exceed the carrying amount of the assets at the time it was initially classified as held for sale. Gains are not recognized on the sale of an asset until the date of sale.

During the fourth quarter of 2019, management approved the disposal through sale of certain assets and businesses. As of December 31, 2019, these assets and the liabilities directly associated with those assets that were expected to be transferred in those transactions were reclassified to held for sale on the accompanying balance sheet. These disposal transactions and others that closed during 2020 did not qualify as discontinued operations. As of December 31, 2020 there are no assets classified as held for sale. See Note 8 for further discussion.

Deferred Financing Costs — Deferred financing costs consist of fees and costs incurred to obtain financing. Such costs are capitalized and amortized as interest expense using the effective interest method, over the term of the related loan. As of December 31, 2020 and 2019, the Company recorded $705.0 million and $883.6 million, respectively, of deferred financing costs, net of accumulated amortization, in other assets in the accompanying consolidated balance sheets related to the Company’s credit agreements (see Note 12). As of December 31, 2020 and 2019, the Company also recorded $11.4 million and $31.0 million, respectively, of unamortized debt issuance costs as a reduction to the long-term debt, net (see Note 15). For the years ended December 31, 2020, 2019 and 2018, the Company recognized $172.1 million, $3.9 million and $3.2 million, respectively, in interest expense, relating to the amortization of deferred financing costs.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are enacted. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

The Company has elected to recognize earnings of foreign affiliates that are determined to be global intangible low tax income in the period it arises and do not recognize deferred taxes for basis differences that may reverse in future years.

Revenue Recognition — The Company adopted Accounting Standard Codification (“ASC”) No. 606, Revenue from Contracts with Customers, on January 1, 2019 (“ASC 606”) using the modified retrospective transition approach applied to those contracts that were not completed as of January 1, 2019. Prior period amounts were not adjusted and continue to be reported in accordance with ASC 605, Revenue Recognition. For revenue contracts which do not qualify as leases in accordance with ASC 842, Leases (“ASC 842”) the Company recognizes revenue under the five-step model required under ASC 606, which requires the Company to identify the relevant contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified and recognize revenue when (or as) each performance obligation is satisfied.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company’s primary revenue categories, related performance obligations and associated recognition patterns are as follows:

Membership and Service Revenue — The Company sells memberships to individuals and organizations that provide access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), a monthly allowance of conference room reservation hours, printing and copying and access to the WeWork mobile application. The price of each membership is based on factors such as the particular characteristics of the workspace occupied by the member, the geographic location of the workspace and the size of the workspace. The membership contracts may contain renewal options that may be exercised at the discretion of the member to extend the term beyond the initial term. All services included in a monthly membership allowance that remain unused at the end of a given month expire.

Membership revenue consists primarily of fees from members, net of discounts for the access to office space provided. The majority of the Company’s membership contracts are accounted for as revenue in accordance with ASC 606 and are recognized over time, evenly on a ratable basis, over the life of the agreement, as services are provided and the performance obligation is satisfied.

Certain of the Company’s membership contracts with its members related to “configured” workspaces which meet the definition of operating leases under ASC 842. The Company has elected not to separate non-lease components from lease components for all membership agreements with configured workspaces. The rental revenue recognized under ASC 842 is recognized evenly on a ratable basis over the term of the arrangement, consistent with the revenue recognition pattern for the membership services arrangements accounted for under ASC 606. We have also elected the practical expedient for our membership contracts accounted for under ASC 842 to exclude sales and use taxes and value added taxes we collect from members from consideration in the contract and from variable payments not included in the consideration in the contract. We recognize property taxes that we pay directly to taxing authorities and any reimbursement for such taxes from our members on a gross basis.

Service revenue consists of additional billings to members for the ancillary services they may access through their memberships in excess of monthly allowances included in membership revenue, commissions earned by the Company on various services and benefits provided to our members and management fee income for services provided to Unconsolidated Locations subject to joint venture or other management arrangements, which as of December 31, 2020 included locations in India (“IndiaCo”) and Greater China (as defined in Note 6 (“ChinaCo”)). Members may elect whether they want to add-on additional services at the inception of their agreement. Additional fees for add-on services are included in the transaction price when elected by the member. To the extent a member elects an add-on service subsequent to the commencement of a commitment period, the additional add-on fee will be added to transaction price at that point in time.

The Company’s individual locations may include a combination of membership contracts for which revenue is recognized in accordance with ASC 606 and ASC 842 and the location operating expenses are incurred for the location as a whole and not segregated by individual member spaces and as a result, when evaluating the cost of services for membership and service revenue, both contract types are combined to evaluate the gross profit or performance of an individual location.

Other Revenue — Other revenue includes revenue generated from various other offerings and business lines, not directly related to the revenue we earn under our membership agreements through which we provide space-as-a-service. Other revenue primarily includes design and development services, tuition for education programs, software and other subscription revenue, income generated from sponsorships and ticket sales from WeWork branded events and management and advisory fees earned.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Design and development services performed are recognized as revenue over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost. The Company identifies only the specific costs incurred which contribute to the Company’s progress in satisfying the performance obligation. Contracts are generally segmented between types of services, such as consulting contracts, design and construction contracts, and operate contracts. Revenues related to each respective type of contract are recognized as or when the respective performance obligations are satisfied. When total cost estimates for these types of arrangements exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately. The Company performs ongoing profitability analyses of its design and build services contracts accounted for using a cost-to-cost measure of progress in order to determine the accuracy of the latest estimates of revenues, costs and profit margins. Changes to total contract revenue, and estimated cost or losses, if any, are recognized on a cumulative catch-up basis in the period in which they are determined and may result in increases or decreases in revenues or costs. Significant judgment is required when estimating total cost including future labor and expected efficiencies, as well as whether a loss is expected to be incurred on the project. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the customer. If the costs are recoverable, contract costs are capitalized and amortized over time consistent with the transfer of the services to which the asset relates.

Income generated from sponsorships and ticket sales from WeWork branded events are recognized upon the occurrence of the event. Other revenues are generally recognized over time, on a monthly basis, as the services are performed.

Billing terms and conditions generally vary by contract category. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., upfront, monthly or quarterly) or upon achievement of contractual milestones. For most of our standard memberships which are typically invoiced monthly, our payment terms are immediate. In most cases where timing of revenue recognition significantly differs from the timing of invoicing, the Company has determined that its contracts do not include a significant financing component. The Company elects the financing component practical expedient and does not adjust the promised amount of consideration in contracts where the time between cash collection and performance is less than one year.

Members’ Service Retainers — Prior to moving into an office, members are generally required to provide the Company with a service retainer as detailed in their membership agreement. In the event of non-payment of membership or other fees by a member, pursuant to the terms of the membership agreements, the amount of the service retainer may be applied against the member’s unpaid balance. The Company recognizes members’ service retainers as a liability as the Company expects to refund some or all of that consideration to the member.

Contract Assets and Receivables — The Company classifies the right to consideration in exchange for solutions or services provided to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Contracts that contain both contract assets and liabilities are recorded on a net basis. Contract assets that are expected to be billed beyond the next 12 months are considered long-term contract assets and included in other assets.

Deferred Revenue — Deferred revenue represents collections from customers for which revenue has not been recognized to date. Deferred revenue is classified as a current liability as it is expected to be recognized as revenue within the next twelve months.

Assets Recognized from the Costs to Obtain a Contract with a Customer — Incremental costs (e.g., member referral fees) of obtaining a contract are capitalized and amortized into expense on a straight-line basis over the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

underlying contract period if the Company expects to recover those costs. The incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The costs associated with significant member referral fees are amortized over the underlying contract period, even if the contract term is less than twelve months.

Taxes collected from customers and remitted to governmental authorities are presented on a net basis.

Leasing Arrangements — The Company adopted ASC 842 and the related amendments during the three months ended June 30, 2019, using the modified retrospective approach, as if such adoption had occurred on January 1, 2019. The results as of and for the year ended December 31, 2019 are presented in accordance with ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with ASC 840, Leases (“ASC 840”).

The Company has a significant portfolio of real estate leases entered into in connection with operating its business. The Company also leases certain equipment and has service contracts, including warehouse agreements, where we control identified assets, such as warehouse space, and therefore these arrangements represent embedded leases under ASC 842. The Company determines whether an arrangement is a lease at inception.

The Company has made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases primarily relate to leases of office equipment and are not significant in comparison to the Company’s overall real estate portfolio. Payments related to those leases are recognized in the consolidated statement of operations on a straight-line basis over the lease term.

For leases with initial terms of greater than 12 months, the Company determines its classification as an operating or finance lease. At lease commencement, the Company recognizes a lease obligation and corresponding right-of-use asset based on the initial present value of the fixed lease payments using the Company’s incremental borrowing rates for its population of leases. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow over a similar term, and with a similar security, in a similar economic environment, an amount equal to the fixed lease payments. The commencement date is the date the Company takes initial possession or control of the leased premise or asset, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.

The Company’s leases do not provide a readily determinable implicit discount rate. Therefore, management estimates the incremental borrowing rate used to discount the lease payments based on the information available at lease commencement. The Company utilized a model consistent with the credit quality for its outstanding debt instruments to estimate its specific incremental borrowing rates that align with applicable lease terms.

Non-cancelable lease terms for most of the Company’s real estate leases typically range between 10-20 years and may also provide for renewal options. Renewal options are typically solely at the Company’s discretion and are only included within the lease obligation and right-of-use asset when the Company is reasonably certain that the renewal options would be exercised.

The Company’s leases may include base rent payments and rent payments that include escalation terms on the amount of base rent which may vary by market with examples including fixed-rent escalations or escalations based on an inflation index or other market adjustments. Variable lease payments that depend on an index or rate are included in lease payments and are measured using the prevailing index or rate at lease inception or the measurement date. Changes to the index or rate are recognized in the period of change.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Most leases require the Company to pay common area maintenance, real estate taxes and other similar costs. Common area maintenance is considered a non-lease component whereas real estate taxes are not components of a lease as defined in ASC 842. The Company has elected not to separate non-lease components from lease components for all asset classes in our real estate portfolio. To the extent that such costs represent non-lease components and payments are fixed in the lease agreement, those costs are included in the lease payments used to calculate the lease obligation and are included within the total lease cost recognized on a straight-line basis over the lease term.

The Company expends cash for leasehold improvements and to build out and equip its leased locations. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. The Company may also receive a broker commission from the lessor for its role in identifying and negotiating certain of the Company’s leases. The Company recognizes lease incentives receivable relating to tenant improvement allowances and broker commissions receivable for its role in negotiating the Company’s leases, as a reduction of fixed lease payments at the lease commencement date, reducing the initial measurement of the lease obligation and right-of-use asset. The Company considers lease incentive receivables to represent a fixed future receipt due from the landlord, as our practice and intent is to spend up to or more than the full amount of the tenant improvement allowance that is contractually provided under the terms of the contract as well as to collect any broker commission fees contractually due to the Company after lease commencement. The lease obligation recorded on the Company’s balance sheet will increase as the Company receives collections on its lease incentives receivable that were included as a component of the total lease obligation at lease commencement.

The Company also incurs certain costs in connection with obtaining or modifying a lease. Initial direct costs, or incremental costs of a lease that would not have been incurred if the lease had not been obtained, are included in the initial and subsequent measurement of the right-of-use asset and amortized ratably over the lease term as part of the total lease cost. Costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained, such as fixed employee salaries are not initial direct costs and are expensed as incurred.

The Company evaluates its right-of-use assets for impairment consistent with our property and equipment policy disclosure described above.

Operating Lease Cost — In addition to base rent, a large majority of the Company’s lease agreements contain provisions for free rent periods, rent escalations, common area maintenance charges, real estate tax reimbursements, tenant improvement allowances and brokerage commissions received by the Company for negotiating the Company’s lease. These costs, or benefits in the case of the lease incentives due to the Company, are all considered a component of the total lease cost.

For leases that qualify as operating leases, the Company recognizes the associated fixed lease cost on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use. Cash payments made to landlords reduce the Company’s total lease obligation while the accretion of the lease obligation using the effective interest rate method, increases the liability over time. The difference between the total lease cost expensed on a straight-line basis and the accretion of the lease obligation over time using the effective interest rate method is recognized as a reduction to the lease right-of-use asset, net on the accompanying balance sheet.

Variable lease cost includes any contingent rent payments based on percentages of revenue or other profitability metrics as defined in the lease, common area maintenance, the Company’s share of real estate taxes, or similar

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

charges that are variable in nature. Variable lease costs are not included as lease payments in the calculation of the lease obligation and are included in variable lease costs as incurred and when probable.

All cash payments for lease costs and cash receipts for lease incentives are included within operating activities in the statements of cash flows.

Finance Lease Cost — For leases that qualify as a finance lease, the right-of-use assets related to finance lease obligations are recorded in property and equipment as finance lease assets and are depreciated over the shorter of the estimated useful life or the lease term and the expense is included as a component of depreciation and amortization expense on the accompanying consolidated statements of operations. Payments made under finance leases are allocated between a reduction of the lease obligation and interest expense using the effective interest method.

In the statements of cash flows, cash payments associated with finance leases are allocated between financing cash flows, for the portion related to the reduction of the lease obligation, and operating cash flows for the portion representing interest expense.

Lease Modifications/Termination Fees — When a lease is modified, the lease liability and right of use asset is remeasured as of the effective date based on the reassessed remaining lease payments and prevailing incremental borrowing rate. Where the modification relates to a termination of the lease where the new expiration date is in a future period, any termination fees to be paid out are included in the remaining lease payments and are recognized over the remaining lease term. Where a lease is terminated and the effective date is immediate, the lease liability and right of use asset is derecognized and any difference is recognized as a gain or loss on termination. A termination penalty paid or received upon termination that was not already included in lease payments is included in the gain or loss on termination.

Asset Retirement Obligations — Certain lease agreements contain provisions that require the Company to remove leasehold improvements at the end of the lease term. When such an obligation exists, the Company records an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful life. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.

Location Operating Expenses — Location operating expenses are expensed as incurred and relate only to WeWork and WeLive locations that are open for member operations. The primary components of location operating expenses are real estate operating lease cost such as base rent and tenancy costs including the Company’s share of real estate and related taxes and common area maintenance charges, personnel and related expenses, stock-based compensation expense, building operational costs such as utilities, maintenance and cleaning, insurance costs, office expenses such as telephone, internet and printing costs, security expenses, parking expense, credit card processing fees, building events, food and other consumables, and other costs of operating our workspace locations. Employee compensation costs included in location operating expenses relate to the salaries, bonuses and benefits relating to the teams managing our community operations on a daily basis including facilities management. Sales incentive bonuses are also paid to employees as a means of compensating the community team members responsible for location level sales and member retention efforts.

Pre-opening Location Expenses — Pre-opening location expenses are expensed as incurred and consist of expenses incurred before a workspace location opens for member operations. Pre-opening location expenses also consist of expenses incurred during the period in which a workspace location has been closed for member

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

operations and all members have been relocated to a new workspace location, prior to management’s decision to enter negotiations to terminate a lease. The primary components of pre-opening location expenses are real estate operating lease cost such as base rent and tenancy costs including the Company’s share of real estate and related taxes and common area maintenance charges, utilities, cleaning, personnel and related expenses, and other costs incurred prior to generating revenue.

Selling, General and Administrative Expenses — Selling, general and administrative expenses are expensed as incurred and consist primarily of personnel and stock-based compensation related to corporate employees, member referral fees, technology, professional services including but not limited to legal and consulting, lease costs for our corporate offices and various other costs we incur to manage and support our business, advertising, public affairs and costs related to strategic events. During the years ended December 31, 2020, 2019 and 2018, the Company recorded $72.2 million, $137.6 million and $91.2 million, respectively, of advertising expenses.

Selling, general and administrative expenses also Includes cost of revenue in the amount of $248.8 million, $384.7 million and $164.7 million during the years ended December 31, 2020, 2019 and 2018, respectively, excluding depreciation and amortization of $0.2 million, $14.1 million and $12.6 million for the years ended December 31, 2020, 2019 and 2018, respectively, in connection with our Powered by We on-site office design, development and management solutions and costs of providing various other products and services not directly related to the Company’s core space-as-a-service offerings, including but not limited to the products and services offered by Meetup, Inc., Flatiron School, Inc., Conductor, Inc. and Managed by Q Inc. in the periods prior to their disposition as described in Note 7 and Note 8.

Also included are corporate design, development, warehousing, logistics and real estate costs and expenses incurred researching and pursuing new markets, solutions and services, and other expenses related to the Company’s growth and global expansion incurred during periods when the Company was focused on expansion. These costs include non-capitalized personnel and related expenses for our development, design, product, research, real estate, growth talent acquisition, mergers and acquisitions, legal, technology research and development teams and related professional fees and other expenses incurred such as growth related recruiting fees, employee relocation costs, due diligence, integration costs, transaction costs, contingent consideration fair value adjustments relating to acquisitions, write-off of previously capitalized costs for which the Company is no longer moving forward with the lease or project and other routine asset impairments and write-offs.

Restructuring and Other Related Costs — Costs that are incurred or will be incurred in connection with a plan of action that will materially change the scope of business or the manner in which a business is conducted are recorded in accordance with ASC 420, Exit or Disposal Cost Obligations. Certain costs associated with the Company’s operational restructuring described in Note 3, including one-time employee termination benefits provided to employees that will be or have been involuntarily terminated, contract termination costs and other exit costs, are accounted for under ASC 420 and are recognized as expense when management has committed to a plan, the plan is sufficiently detailed in order to estimate the costs, it is unlikely the plan will significantly change, and the plan has been communicated or notice has been given.

Stock-Based Compensation — Stock-based compensation expense attributable to equity awards granted to employees and non-employees is measured at the grant date based on the fair value of the award. For employee awards, the expense is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense for awards that actually vest is recognized based on when the goods or services are provided.

The Company generally estimates the fair value of stock option awards granted using the Black-Scholes-Merton option-pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of the Company’s stock on the date of grant. The expected option term for options granted is calculated using the “simplified method”. This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data for the Company’s common stock price. Dividend yields are based on the Company’s history and expected future actions. The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options generally have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.

In situations where the exercise price of a stock option is greater than the fair market value of the Company’s common stock on the date of grant, the Company estimates the fair value of stock option awards granted using the binomial model. The binomial model incorporates assumptions regarding anticipated employee exercise behavior, expected stock price volatility, dividend yield and risk-free interest rate. Anticipated employee exercise behavior and expected post-vesting cancellations over the contractual term used in the binomial model are primarily based on historical exercise patterns. These historical exercise patterns indicate that exercise behavior between employee groups is not significantly different. For our expected stock price volatility assumption, the Company weights historical volatility and implied volatility and uses daily observations for historical volatility, while our implied volatility assumptions are based on actively traded options related to our common stock. The expected term is derived from the binomial model, based on assumptions incorporated into the binomial model as described above.

The Company estimated the fair value of the WeWork Partnerships Profits Interest Units awards in connection with the modification of the original stock options using the Hull-White model and a binomial lattice model in order to apply appropriate weight and consideration of the associated distribution threshold and catch-up base amount. The Hull-White model requires similar judgmental assumptions as the Black-Scholes Model used for valuing the Company’s options.

Because the Company is privately held and there is no public market for our stock, the fair value of the Company’s equity is approved by the Company’s Board of Directors or the Compensation Committee thereof as of the date stock-based awards are granted. In estimating the fair value of our stock, the Company uses a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

The Company has elected to recognize forfeitures of stock-based compensation awards as they occur. For awards subject to performance conditions, no compensation cost will be recognized before the performance condition is probable of being achieved. Recognition of any compensation expense relating to stock grants that vest contingent on an initial public offering or “Acquisition” (as defined in the 2015 Plan detailed in Note 22) will be deferred until consummation of such initial public offering or Acquisition.

Equity Method and Other Investments — The Company accounts for equity investments under the equity method of accounting when the requirements for consolidation are not met, and the Company has significant

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

influence over the operations of the investee. When the requirements for consolidation and significant influence are not met, the Company also uses the equity method of accounting to account for investments in limited partnerships and investments in limited liability companies that maintain specific ownership accounts unless the Company’s interest is so minor that the Company has virtually no influence over partnership operating and financial policies. Equity method investments are initially recorded at cost and subsequently adjusted for the Company’s share of net income or loss and cash contributions and distributions and are included in equity method and other investments in the accompanying consolidated balance sheets. Equity investments that do not result in consolidation and are not accounted for under the equity method are measured at fair value, with any changes in fair value recognized in net income. For any such investments that do not have readily determinable fair values, the Company elects the measurement alternative to measure the investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analysis is prepared.

Certain of the Company’s investments in convertible notes are designated as available-for-sale debt securities and remeasured at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss). Interest income is accrued and reported within interest income on the consolidated statements of operations.

When the fair value of an available-for-sale (“AFS”) security is less than its amortized cost, the security is considered impaired. The Company adopted ASU 2016-13 on January 1, 2020, on a modified retrospective basis, upon adoption, we modified our impairment model for AFS debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. On a quarterly basis, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs. Allowance for credit losses on AFS debt securities are recognized in our consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity. Prior to adoption, the Company evaluated its securities for other-than-temporary impairment (“OTTI”). If the Company intended to sell an impaired security, or it is more-likely-than-not that the Company would be required to sell an impaired security before its anticipated recovery, then the Company recognized an OTTI through a charge to earnings equal to the entire difference between the investment’s amortized cost and its fair value at the measurement date. If the Company did not intend to sell an impaired security and it was not more-likely-than-not that it would be required to sell an impaired security before recovery, the Company must further evaluate the security for impairment due to credit losses. The credit component of OTTI was recognized in earnings and the remaining component is recorded as a component of other comprehensive income. Following the recognition of an OTTI through earnings, a new amortized cost basis is established for the security. Subsequent differences between the new amortized cost basis and cash flows expected to be collected were accreted into income over the remaining life of the security as an adjustment to yield.

Foreign Currency — The U.S. dollar is the functional currency of the Company’s consolidated and unconsolidated entities operating in the United States. For the Company’s consolidated and unconsolidated entities operating outside of the United States, the Company generally assigns the relevant local currency as the functional currency as the local currency is generally the principal currency of the economic environment in

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

which the foreign entity primarily generates and expends cash. The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at exchange rates in effect at the end of each period. Gains and losses from these remeasurements are recognized in foreign currency gain (loss) on the accompanying consolidated statements of operations. Foreign currency transactions resulted in net gains (losses) of $149.2 million, $29.7 million and $(78.6) million, for the years ended December 31, 2020, 2019 and 2018, respectively, and relate primarily to intercompany transactions that are not of a long-term investment nature. At each balance sheet reporting date, the Company translates the assets and liabilities of its non-U.S. dollar functional currency entities into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these entities are translated using rates that approximate those in effect during the period. Gains and losses from these translations are reported within accumulated other comprehensive income (loss) as a component of equity.

Fair Value Measurements — The Company applies fair value accounting for all financial assets and liabilities and certain non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. Assets and liabilities measured at fair value every reporting period include investments in cash equivalents, available-for-sale debt securities, certain embedded derivatives requiring bifurcation, certain warrants issued classified as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and contingent consideration liabilities relating to business combinations. Other assets and liabilities are subject to fair value measurements only in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination, impaired cost and equity method investments and long-lived assets that are written down to fair value when they are impaired.

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of non-financial assets by market participants and the market-based risk measurements or assumptions that market participants would use in pricing assets or liabilities, such as inherent risk, transfer restrictions and credit risk. Assets and liabilities are classified using a fair value hierarchy, which prioritizes the inputs used to measure fair value according to three levels, and bases the categorization of fair value measurements within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs that the Company incorporates in its valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

See Note 16 for additional discussion on the Company’s fair value measurements.

Contingent Consideration — The fair value measurements of contingent consideration liabilities established in connection with business combinations are determined as of the acquisition date based on significant

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

unobservable inputs, including the discount rate, the price of the Company’s stock, estimated probabilities and timing of achieving specified milestones and the estimated amount of future sales. Contingent consideration liabilities are remeasured to fair value at each subsequent reporting date until the related contingency is resolved. Changes to the fair value of the contingent consideration liabilities can result from changes to one or a number of inputs, including discount rates, the probabilities of achieving the milestones, the time required to achieve the milestones and estimated future sales. Significant judgment is employed in determining the appropriateness of these inputs. Changes to the inputs described above could have a material impact on the Company’s financial position and results of operations in any given period.

Cash paid soon after the close of an acquisition is classified as a cash outflow from investing activities, while cash payments made after that time are classified as cash outflows from either financing or operating activities, depending on whether the amount paid is in excess of the contingent consideration recognized during the measurement period.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13, along with subsequently issued updates and amendments, changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. Additionally, a subset of the guidance applies to available-for-sale debt securities. The Company adopted ASU 2016-13 on January 1, 2020, on a modified retrospective basis, with a cumulative-effect adjustment to the opening balance of retained earnings of $0.2 million. Our primary financial instruments in-scope for ASU 2016-13 are accounts receivable, accrued revenue, contract assets and available-for-sale debt securities. Contract assets are included within other current assets and other assets on the consolidated balance sheet. Given the short-term nature of the receivables and minimal expected credit losses, the adoption of this guidance did not have a material impact on the Company’s consolidated balance sheet, consolidated statements of operations or consolidated statements of cash flows.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). ASU No. 2018-17 amends the guidance for determining whether a decision-making fee is a variable interest and requires organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The Company adopted ASU 2018-17 on January 1, 2020 and the adoption of this guidance did not have a material impact on the Company’s consolidated balance sheet, consolidated statements of operations or consolidated statements of cash flows.

In April 2020, the FASB issued interpretive guidance in response to questions it received about how to account for the concessions many lessors are providing or are expecting to provide to lessees in response to the operational and financial challenges lessees are facing as a result of the COVID-19 pandemic. The question-and-answer document states entities can elect not to evaluate whether a concession provided by a lessor to a lessee in response to the COVID-19 pandemic is a lease modification. An entity that elects not to evaluate whether a concession is a modification can then elect to account for the concession as if it were contemplated in the existing contract. Entities may make these elections for any lessor-provided COVID-19-related relief (e.g., deferral of lease payments, cash payments, reduction of future lease payments) that does not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company has elected to treat short-term COVID-19 related concessions or deferrals provided to our members whose contracts qualify as a lease in accordance with ASC 842 as if it were contemplated in the existing contract and member concessions and deferrals that are expected to extend greater than 12 months or change the other terms of member leases are treated as modifications. The Company has elected to treat short-term COVID-19 related rent concessions received from our landlords as variable lease expense and short-term lease deferrals as if there is no change in the contract. COVID-19 related concessions and deferrals that are expected to extend greater than 12 months or change the other terms in the lease are treated as modifications and a full re-valuation of the right-of use-asset and liability is performed.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)-Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies accounting for income taxes by removing certain exceptions from the general principles in Topic 740 and clarifying certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for public companies for fiscal years beginning after December 15, 2020, including applicable interim periods. The Company anticipates that the adoption of ASU 2019-12 will not have a material impact on its consolidated financial statements.

Note 3. Restructuring, Impairments and Gains on Sale

In September 2019, the Company initiated an operational restructuring program that included a change in executive leadership and plans for cost reductions that aim to improve the Company’s operating performance. Throughout 2020, the Company has made significant progress towards it operational restructuring goals including divesting or winding down various non-core operations not directly related to our core space-as-a-service offering, significant reductions in costs associated with selling, general and administrative expenses, the successful termination of leases associated with a total of 82 consolidated pre-open locations (including seven associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated) and we also strategically closed 24 previously open Consolidated Locations (including nine associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated) as part of our efforts to right-sizing our existing portfolio to better match supply with demand in certain markets and to help improve overall operating performance.

During 2021, the Company anticipates there will be additional restructuring and related costs consisting primarily of one-time employee termination benefits, lease termination charges and other exit costs, as the Company is still in the process of finalizing its operational restructuring plans. The Company anticipates all such activities will be substantially complete by the end of 2021.

During the year ended December 31, 2020, the Company incurred a total of $206.7 million of expense included in restructuring and other related costs on the accompanying consolidated statements of operations. The $206.7 million of expense consists of $191.6 million of one-time employee termination benefits, offset by $(37.4) million of net gains on lease terminations and $52.5 million of legal and other exit costs.

During the year ended December 31, 2019, the Company incurred a total of $329.2 million of expense included in restructuring costs and other related costs on the accompanying consolidated statements of operations. The $329.2 million of expense consists of $185.0 million in connection with a non-compete agreement, $139.3 million of one-time employee termination benefits and other costs including $3.2 million of lease termination charges and $1.6 million of legal fees.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

As of December 31, 2020, net restructuring liabilities totaled approximately $28.9 million including $29.5 million included in accounts payable and accrued expenses, net of $0.6 million in receivables from landlords in connection with lease terminations included in other current assets in the consolidated balance sheet. A reconciliation of the beginning and ending restructuring liability balances is as follows:

(Amounts in thousands)	One-time Employee Benefits	Consulting Fees	Other	Total Restructuring Costs
Restructuring liability balance — January 1, 2020	$89,872	$—	$1,497	$91,369
Restructuring and other related costs expensed during the period	191,582	—	15,121	206,703
Cash payments of restructuring liabilities	(254,456)	—	(124,738)	(379,194)
Non-cash impact — primarily asset and liability write-offs and stock-based compensation	(10,879)	—	120,876	109,997

Restructuring liability balance — December 31, 2020	$16,119	$—	$12,756	$28,875

As of December 31, 2019, restructuring liabilities of approximately $91.4 million were included in accounts payable and accrued expenses in the consolidated balance sheet. A reconciliation of the beginning and ending restructuring liability balances is as follows:

(Amounts in thousands)	One-time Employee Benefits	Consulting Fees(1)	Other	Total Restructuring Costs
Restructuring liability balance — January 1, 2019	$—	$—	$—	$—
Restructuring and other related costs expensed during the period	139,330	185,000	4,891	329,221
Cash payments of restructuring liabilities	(29,700)	—	(4,047)	(33,747)
Non-cash impact — primarily asset and liability write-offs and stock-based compensation	(19,758)	—	653	(19,105)
Liability to be settled directly by SBG included in additional paid-in capital (1)	—	(185,000)	—	(185,000)

Restructuring liability balance — December 31, 2019	$89,872	$—	$1,497	$91,369

(1)

During the year ended December 31, 2019, SBG entered into a non-compete agreement with Adam Neumann, the Company’s former CEO, for a cash payment of $185.0 million, of which 50% was paid as of December 31, 2019 with the remaining 50% payable in twelve equal monthly installments. Concurrent with the termination of the 2020 Tender Offer, this agreement was terminated and SBG ceased making payments under this agreement. The Company recorded this as an expense of the Company to be paid for by a principal shareholder as the Company also benefitted from the arrangement through restricting Mr. Neumann’s ability to provide similar services to a competing organization. The Company recognized the expense in full during 2019, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG. In connection with the February 2021 Settlement Agreement (as defined in Note 27), a new non-compete agreement has been entered into by Mr. Newmann with both the Company and SBG. The Company does not have any financial obligation to Mr. Neumann under this agreement.

Additionally, the Company withdrew its registration statement that had been previously filed with the Securities and Exchange Commission on Form S-1 on August 14, 2019. During the year ended December 31, 2019, the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Company expensed $50.5 million of previously deferred costs associated with the canceled initial public offering and related bank credit facilities, such costs are included as a component of selling, general and administrative costs in the accompanying consolidated statement of operations.

In August 2019, the Company also entered into an agreement in connection with a potential financing arrangement. The agreement, as subsequently amended required that if the Company did not execute the negotiated financing arrangement, the Company would have to pay a fee of $44.0 million (the ”Alternate Transaction Fee”). As a result of the execution of the SoftBank Transactions in October 2019, the Alternate Transaction Fee became payable by the Company. The Company expensed the $44.0 million included as a component of selling, general and administrative costs on the accompanying consolidated statement of operations for the year ended December 31, 2019.

In connection with the operational restructuring program and related changes in the Company’s leasing plans and planned or completed disposition or wind down of certain non-core operations and projects, the Company has also recorded various other non-routine write-offs, impairments and gains on sale of goodwill, intangibles and various other long-lived assets.

During the year ended December 31, 2020, the Company also performed its quarterly impairment assessment for long-lived assets. As a result of the COVID-19 pandemic and the resulting declines in revenue and operating income experienced by certain locations during 2020, we identified certain assets whose carrying value was now deemed to have been partially impaired. We evaluated our estimates and assumptions related to our locations’ future revenue and cash flows, and performed a comprehensive review of our locations’ long-lived assets for impairment, including both property and equipment and operating lease right-of-use assets, at an individual location level. Key assumptions used in estimating the fair value of our location assets in connection with our impairment analyses are revenue growth, lease costs, market rental rates, changes in local real estate markets in which we operate, inflation, and the overall economics of the real estate industry. Our assumptions account for the estimated impact of the COVID-19 pandemic. As a result, during the year ended December 31, 2020, the Company recorded $345.0 million in impairments, primarily as a result of decreases in projected cash flows primarily attributable to the impact of COVID-19.

Non-routine gains and impairment charges totaled $1,355.9 million, $335.0 million and none during the years ended December 31, 2020, 2019 and 2018 respectively and are included on a net basis as impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations. The details of these net charges are as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Impairment of assets held for sale (see Note 8)	$120,273	$2,559
Impairment of goodwill	—	214,515
Impairment of intangible assets	—	51,789
Impairment and write-off of long-lived assets associated with restructuring	796,734	66,187
Impairment of long-lived assets primarily associated with COVID-19	345,034	—
Gain on sale of assets (see Note 8)	(59,165)	(44)
Loss on ChinaCo Deconsolidation (See Note 6)	153,045	—

Total	$1,355,921	$335,006

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The table above excludes certain routine impairment charges for property and equipment write-offs relating to excess, obsolete, or slow-moving inventory of furniture and equipment, early termination of leases and cancellation of other deals or projects occurring in the ordinary course of business totaling $3.1 million, $63.1 million and $29.6 million, respectively during the years ended December 31, 2020, 2019 and 2018, respectively included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Note 4. Other Current Assets

Other current assets consists of the following:

	December 31,
(Amounts in thousands)	2020	2019
Net receivable for value added tax (“VAT”)	$107,104	$146,135
Deposits on property and equipment	3,161	47,716
Prepaid lease cost	61,232	50,970
Prepaid member referral fees	31,617	57,937
Prepaid software	19,981	30,246
Straight-line revenue receivable	35,418	28,162
Deposits held by landlords	25,574	—
Disposition proceeds holdback amounts receivable (Note 6 and 8)	17,500	—
Other prepaid expenses and current assets	50,585	61,772

Total other current assets	$352,172	$422,938

Note 5. Property and Equipment, Net

Property and equipment, net, consists of the following:

	December 31,
(Amounts in thousands)	2020	2019
Leasehold improvements	$6,671,107	$6,011,954
Finance lease assets	48,116	35,580
Land	—	356,473
Equipment	539,636	575,581
Furniture	869,057	726,900
Construction in progress	458,845	1,788,297

Property and equipment	8,586,761	9,494,785
Less: accumulated depreciation	(1,727,598)	(1,095,244)

Total property and equipment, net	$6,859,163	$8,399,541

The land and construction in progress balances as of December 31, 2019 includes the 2019 acquisition of a $852.8 million real estate development project by the 424 Fifth Venture (as defined in Note 6), including $2.8 million of capitalized transaction costs, which was allocated $356.5 million to land and $496.3 million to construction in progress. In March 2020, the 424 Fifth Venture sold the real estate development project. See Note 6 for additional information.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $737.9 million, $523.7 million and $284.1 million, respectively.

Note 6. Consolidated VIEs and Noncontrolling Interests

ARK/WPI Combination

WeWork Capital Advisors LLC (formerly known as “ARK Capital Advisors LLC”, the “WeCap Manager”) is a majority-owned subsidiary of the Company and its controlled affiliates. The WeCap Manager is also owned in part by Rhône Group L.L.C. and its affiliates (other than the WeCap Manager) (“Rhône” and, together with the Company, the “Sponsor Group”), a global alternative asset management firm with assets under management across its private equity and real estate platforms.

In August 2019, the Company reorganized its real estate acquisition platform (such platform, following the ARK/WPI combination described herein, and inclusive of the investment vehicles sponsored, co-sponsored, managed, or co-managed by the WeCap Manager and Sponsor Group, “WeCap Investment Group”). Through this reorganization (the “ARK/WPI combination”), the Company acquired from Rhône a controlling financial interest in the WeCap Manager, the management company for the WeCap Investment Group in exchange for a 20% noncontrolling interest in the WeCap Manager. The WeCap Manager is the surviving entity resulting from the merger of the legacy entity that previously managed WeWork Property Investors LP, including its parallel and related vehicles (collectively the “WPI Fund”), which was indirectly owned 50% by us and 50% by affiliates of Rhône and was unconsolidated prior to the ARK/WPI combination, and the wholly owned and consolidated legacy entity that previously managed the ARK Master Fund LP (the “ARK Master Fund”) including its parallel and related vehicles. Following the ARK/WPI combination, the Company consolidates the WeCap Manager. The portion of consolidated equity attributable to Rhône’s interest in the WeCap Manager is reflected as a noncontrolling interest in the equity section of the accompanying consolidated balance sheets as of December 31, 2020 and 2019.

Through its 80% equity ownership interest, the Company is entitled to a corresponding share of the income earned by the WeCap Manager, primarily in the form of customary management fees, subject to provisions of the governing documents of the WeCap Manager relating to funding of losses incurred by the WeCap Manager. During the year ended December 31, 2020 and 2019, the WeCap Manager recognized $24.9 million and $10.7 million, respectively in management fee income, classified as other revenue as a component of the total revenue on the accompanying consolidated statements of operations.

The post-reorganization WeCap Investment Group also includes the Company’s general partner interests in Waller Creek, DSQ, WPI Fund and ARK Master Fund (each as defined in Note 11), which are held through a limited partnership created as part of the ARK/WPI combination (the “WeCap Holdings Partnership”) in which Rhône also participates to the extent provided by the governing documents of the WeCap Holdings Partnership. The Company consolidates the WeCap Holdings Partnership. Net carried interest distributions earned in respect of the WeCap Investment Group from its investments are distributable to the Company and Rhône, indirectly through the WeCap Holdings Partnership, based on percentages that vary by the WeCap Investment Group vehicle and range from a 50% to 85% share to the Company of total net carried interest distributions received by the WeCap Holdings Partnership (after a profit participation allocation to certain personnel associated with the WeCap Manager). The portion of consolidated equity attributable to Rhône’s interest in the WeCap Holdings Partnership is reflected as a noncontrolling interest in the equity section of the accompanying consolidated balance sheets as of December 31, 2020 and 2019.

As of December 31, 2019, there was also a 67% noncontrolling interest in the Company’s investment in WW Caesar Member LLC (“WeWork Waller Creek”), originally issued for total consideration of $6.5 million. During

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

July 2020, the $6.6 million share of the net assets of WeWork Waller Creek attributable to noncontrolling interests was distributed to the noncontrolling interest holders and the Company sold its share of the investment in WeWork Waller Creek for total proceeds of $8.6 million, including a $0.3 million reimbursement of legal fees paid by the Company, and the Company recognized a $5.0 million gain on the sale of its investment included within income (loss) from equity method and other investments on the consolidated statement of operations for the year ended December 31, 2020.

Primarily because our investments through the WeCap Holdings Partnership in the underlying real estate acquisition vehicles generally represent a small percentage of the total capital invested by third parties, and the terms on which we have agreed to provide services and act as general partner are consistent with the market for similar arrangements, the underlying real estate acquisition vehicles managed by the WeCap Manager are generally not consolidated in our financial statements (subject to certain exceptions based on the specific facts of the particular vehicle). The Company accounts for its share of the underlying real estate acquisition vehicles as unconsolidated investments under the equity method of accounting, see Note 11 for additional details regarding the holdings of WeCap Holdings Partnership.

424 Fifth Venture

In February 2019, a consolidated subsidiary of the Company (the “424 Fifth Venture”) closed on the acquisition of a $852.8 million real estate investment located in New York City (the “424 Fifth Property”). The acquisition of real estate by the 424 Fifth Venture was accounted for as an asset acquisition and the purchase price was allocated among the assets purchased, including land of $356.5 million and building of $496.3 million. As of December 31, 2019, the real estate was under development and as a result was included within the Company’s construction in progress balance within the property and equipment table detailed in Note 5.

Just prior to the redemption of the noncontrolling interest holders in March 2020 described below, the consolidated 424 Fifth Venture was owned 17.2% by the Company, 44.8% by the WPI Fund and 38.0% by another investor. Prior to redemption, the portion of consolidated equity attributable to the interest of the 424 Fifth Venture’s other investors was reflected as noncontrolling interests within the equity section of the accompanying consolidated balance sheet as of December 31, 2019. Upon completion of the redemption of the noncontrolling interest holders in March 2020, the 424 Fifth Venture became a wholly owned subsidiary of the Company.

In March 2020, the 424 Fifth Property was sold by the 424 Fifth Venture to an unrelated third party for a gross purchase price of approximately $978.1 million. Included in the sale was $356.5 million in land and $653.8 million in construction in progress associated with the investment. The $930.2 million in net cash proceeds received at closing were net of closing costs and holdbacks. The Company recognized an impairment loss on the assets sold totaling $53.7 million, included in impairment/(gain on sale) of goodwill, intangibles and other assets on the accompanying consolidated statements of operations during the year ended December 31, 2020.

The underlying debt facility that secured the 424 Fifth Property since acquisition was extinguished upon the sale (see Note 15 for further details). In March 2020, in connection with the sale of the 424 Fifth Property, the Company also made a payment of $128.0 million to the 424 Fifth Venture and the 424 Fifth Venture made redemption payments to the noncontrolling interest holders totaling $315.0 million including a return of capital of $272.2 million and a return on their capital of $42.8 million.

The sale and debt extinguishment also resulted in the termination in March 2020 of the Company’s original development management agreements over the property, its 20 year master lease of the property, its $1.2 billion lease guaranty, various loan guarantees, various loan covenant requirements and various partnership guarantees and indemnities entered into in connection with the original acquisition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Upon the sale of the property, a wholly owned subsidiary of the Company entered into an escrow and construction agreement with the buyer for approximately $0.2 billion to finalize the core and shell infrastructure work of the property. These funds were held in escrow upon closing of the sale and are available to pay construction costs, contingencies and cost overruns. The $0.2 billion is expected to be earned by the Company over 12-18 months as the development is completed. During the year ended December 31, 2020, the Company recognized approximately $61.6 million in revenue related to this development agreement, included as a component of other revenues. At closing, WeWork Companies LLC provided the buyer a guaranty of completion for the core and shell construction work of the property and the Company is obligated for any overruns if the amounts in escrow are not sufficient to cover the required construction costs.

Creator Fund

During 2018, the Company launched a fund (the “Creator Fund”) that previously made investments in recipients of WeWork’s “Creator Awards” and other investments through use of a venture capital strategy. A wholly-owned subsidiary of the Company was the managing member of the Creator Fund. As of September 17, 2020, the Creator Fund had received contributions from SoftBank Group Capital Limited totaling $72.4 million, representing 99.99% of the interest of the Creator Fund, including $0.2 million and $27.4 million received during the years ended December 31, 2020 and 2019, respectively. The portion of consolidated equity attributable to the interest of the Creator Fund’s investors in the Creator Fund is reflected as noncontrolling interests, within the equity section of the accompanying consolidated balance sheets as of December 31, 2019.

In September 2020, the Company agreed to transfer its rights as managing member and all of its other rights, titles, interests, obligations and commitments in respect of the Creator Fund to an affiliate of SBG. Accordingly, the Company no longer has a variable interest in the Creator Fund and is no longer the primary beneficiary and the Company has deconsolidated the net assets of the Creator Fund and removed the carrying amount of the noncontrolling interest from the consolidated balance sheet as of December 31, 2020. As substantially all of the net assets of the Creator Fund were previously allocated to the noncontrolling interests, no gain or loss was recognized on deconsolidation of the Creator Fund. In connection with this transaction, the parties also agreed that WeWork would not be required to reimburse SBG for the $21.6 million Creator Awards production services reimbursement obligation payable to an affiliate of SBG as of December 31, 2019 as described in Note 25. As SBG is a principal shareholder of the Company, the forgiveness of this obligation was accounted for as a capital contribution and reclassified from liabilities to additional paid-in-capital during the year ended December 31, 2020.

ChinaCo

During 2017 and 2018, a consolidated subsidiary of the Company (“ChinaCo”) sold to investors $500.0 million of Series A Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share and $500.0 million of Series B Preferred Stock at a price of $18.319 per share and a liquidation preference of $18.319 per share, respectively. The portion of consolidated equity attributable to ChinaCo’s Series A and B Preferred shareholders were reflected as redeemable noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheet as of December 31, 2019. As of December 31, 2019, ChinaCo had also issued a total of 45,757,777 Class A Ordinary Shares in connection with an acquisition of naked Hub Holdings Ltd. (“naked Hub”) that occurred during 2018 and an additional 2 million Class A Ordinary Shares to a consultant as described in Note 24. The portion of consolidated equity attributable to ChinaCo’s Class A Ordinary shareholders were reflected as noncontrolling interests, within the equity section of the accompanying consolidated balance sheet as of December 31, 2019.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Pursuant to the terms of the shareholders’ agreement of ChinaCo, as long as certain investors remain shareholders of ChinaCo, ChinaCo will be the exclusive operator of the Company’s businesses in the “Greater China” territory, defined in the agreement to include China, Hong Kong, Taiwan and Macau.

In August 2020, a wholly owned subsidiary of WeWork Inc. made a short-term loan to ChinaCo totaling $25.0 million (the “ChinaCo Loan”). In connection with ChinaCo’s 2018 acquisition of naked Hub, as of December 31, 2019, ChinaCo also had a $191.1 million obligation to reimburse a wholly owned subsidiary of WeWork Inc. for WeWork Inc. shares issued to the sellers of naked Hub (the “Parent Note”). As ChinaCo was consolidated as of December 31, 2019, the Parent Note was eliminated against the Company’s receivables in the Company’s consolidated financial statements.

In September 2020, the shareholders of ChinaCo and an affiliate of Trustbridge Partners (“TBP”), also an existing shareholder of ChinaCo, executed a restructuring and Series A subscription agreement (the “ChinaCo Agreement”). Pursuant to the ChinaCo Agreement, TBP agreed to subscribe for a new series of ChinaCo shares for $100.0 million in total gross proceeds to ChinaCo, received in connection with the initial investment closing on October 2, 2020 (the “Initial Investment Closing”) and an additional $100.0 million in gross proceeds to ChinaCo, with such additional shares issued and proceeds to be received at the earlier of 1 year following the Initial Investment Closing or such earlier date as determined by the ChinaCo board, to the extent such funds are necessary to support the operations of ChinaCo (the “Second Investment Closing”). The ChinaCo Agreement also included the restructuring of the ownership interests of all other preferred and ordinary shareholders’ interests into new ordinary shares in ChinaCo and the conversion of the $191.1 million Parent Note and certain other net intercompany payables totaling approximately $42 million, payable by ChinaCo to various wholly owned subsidiaries of WeWork Inc. into new ordinary shares of ChinaCo such that subsequent to the Initial Investment Closing in October 2020, and as of December 31, 2020, WeWork now holds 21.6% of the total shares issued by ChinaCo. The Company’s remaining interest is scheduled to be diluted down to 19.7% in connection with the Second Investment Closing, assuming no other changes in the ChinaCo equity prior to the Second Investment Closing. As of December 31, 2020, TBP now holds a total of 50.5% of the total shares issued by ChinaCo subsequent to the Initial Investment Closing and is expected to hold 55.0% of the total shares after the Second Investment Closing. TBP’s shares are preferred shares which have a liquidation preference totaling $100.0 million and $200.0 million as of the Initial Investment Closing and the Second Investment Closing, respectively.

Upon Initial Investment Closing on October 2, 2020, ChinaCo received the $100.0 million in gross proceeds from TBP and a portion of those proceeds were used to repay WeWork $25.0 million for the ChinaCo Loan. In addition, pursuant to the terms of the ChinaCo Agreement, the rights of the ChinaCo shareholders were also amended such that upon the Initial Investment Closing, WeWork no longer retained the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. As a result, WeWork was no longer the primary beneficiary of ChinaCo and ChinaCo was deconsolidated from the Company’s consolidated financial statements on October 2, 2020 (the “ChinaCo Deconsolidation”). The Company’s remaining 21.6% ordinary share investment was valued at $26.3 million upon deconsolidation and will be accounted for as an equity method investment as the Company has retained rights that allow it to exercise significant influence over ChinaCo as a related party.

During the fourth quarter of 2020, the Company recorded a loss on the ChinaCo Deconsolidation of $153.0 million included in impairment/(gain on sale) of goodwill, intangibles and other assets in the consolidated statement of operations calculated based on the difference between (i) the $26.3 million fair value of the Company’s retained equity method investment in ChinaCo plus the carrying amount of the noncontrolling interest in ChinaCo as of the date of deconsolidation, which was in a negative deficit position of ($22.6) million and (ii) the carrying value of ChinaCo’s net assets just prior to deconsolidation of $156.7 million.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The remeasurement loss recognized on deconsolidation primarily relates to the remeasurement of our retained equity method investment in ChinaCo, recorded at fair value upon deconsolidation, in comparison to the carrying value of the net intercompany receivables that were converted into equity in ChinaCo in conjunction with the ChinaCo restructuring that ultimately resulted in the deconsolidation.

The net assets of ChinaCo that were deconsolidated on October 2, 2020, included a total of $344.3 million of goodwill related to ChinaCo’s 2018 acquisition of naked Hub Holdings Ltd. As this goodwill was integrated into the Company’s single reporting unit, upon deconsolidation of a portion of the reporting unit, the Company’s total goodwill was reallocated among the Company and ChinaCo on a relative fair value basis with $315.6 million of ChinaCo’s goodwill retained by the Company with a corresponding increase to additional-paid-in capital and $28.7 million of ChinaCo’s goodwill was deconsolidated.

See Note 25 for details regarding various related party fees payable by ChinaCo to the Company subsequent to the ChinaCo Deconsolidation.

ChinaCo contributed the following to the Company’s consolidated results of operations prior to its deconsolidation on October 2, 2020, in each case excluding amounts that eliminate in consolidation:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Revenue	$206,261	$228,537	$99,529
Location operating expenses	266,318	290,254	116,173
Restructuring and other related costs	(18,660)	6,684	—
Impairments/(gain on sale) of goodwill, intangibles and other assets	450,312	—	—
Depreciation and amortization	39,208	42,257	20,584
Total Expenses	819,527	496,113	341,237
Pre-tax loss	(598,727)	(266,230)	(243,508)
Net loss	(609,820)	(274,019)	(244,613)
Net loss attributable to WeWork Inc.	(62,997)	39,072	(48,569)

JapanCo

During 2017, a consolidated subsidiary of the Company (“JapanCo”) entered into an agreement with an affiliate of SBG for the sale of a 50% membership interest in JapanCo for an aggregate contribution of $500.0 million which will be funded over a period of time. As of December 31, 2018, JapanCo had received contributions totaling $300.0 million and during the year ended December 31, 2019, an additional $100.0 million was received. Pursuant to the terms of the agreement an additional $100.0 million was required to be contributed and was received during the third quarter of 2020. The portion of consolidated equity attributable to the outside investors’ interests in JapanCo are reflected as redeemable noncontrolling interests, within the mezzanine section of the accompanying consolidated balance sheets as of December 31, 2020 and 2019. As long as the investors remain shareholders of JapanCo, JapanCo will be the exclusive operator of the Company’s WeWork branded space-as-a-service businesses in Japan. After July 13, 2024 and, prior to that date, in the event of default on the contributions to be made, the Company may elect to purchase, at fair value, all JapanCo membership interests held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares or a combination thereof.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

PacificCo

During 2017, a consolidated subsidiary of the Company (“PacificCo”) sold $500.0 million of Series A-1 Preferred Stock at a price of $10.00 per share and a liquidation preference of $10.00 per share to an affiliate of SBG. PacificCo is the operator of the Company’s businesses in selected markets in Asia other than those included in the Greater China and Japan territories described above, including but not limited to Singapore, Korea, the Philippines, Malaysia, Thailand, Vietnam and Indonesia.

The initial closing occurred on October 30, 2017 and all of the PacificCo Series A-1 Preferred Stock was issued at that time, however the Company received contributions totaling $200.0 million at the initial closing and an additional $100.0 million during the year ended December 31, 2018. Pursuant to the terms of the agreement an additional $100.0 million was required to be contributed in each of 2019 and 2020. The Company received $100.0 million in August 2019 and the remaining $100.0 million scheduled to be received in 2020 was canceled effective upon our entry into a definitive agreement providing for the completion of the PacificCo Roll-up (as defined below) in connection with the SoftBank Transactions in March 2020.

In October 2019, in connection with the SoftBank Transactions, the Company, SBG and SoftBank Vision Fund agreed to use reasonable best efforts to negotiate and finalize the final forms for the exchange of all interests held by affiliates of SBG in PacificCo for 34,482,759 shares of the Company’s Series H-1 or H-2 Convertible Preferred Stock with a liquidation preference of $11.60 per share (the “PacificCo Roll-up”). On March 31, 2020, the Company signed the definitive agreements for the PacificCo Roll-up and in April 2020, the Company closed the PacificCo Roll-up and issued 34,482,759 shares of the Company’s Series H-1 Convertible Preferred Stock. Upon completion of the PacificCo Roll-up in April 2020, PacificCo became a wholly owned subsidiary of the Company and is no longer a VIE.

The 34,482,759 shares of Series H-1 Convertible Preferred Stock issued in connection with the PacificCo Roll-up had a fair value of $8.13 per share upon issuance to affiliates of SBG in April 2020. As the share exchange represents an increase in the Company’s ownership of PacificCo while control of PacificCo was retained, the carrying amount of the noncontrolling interest was adjusted to reflect the change in the Company’s ownership interest in PacificCo and the Company accounted for the share exchange as an equity transaction with no gain or loss recognized on the acquisition of the noncontrolling interests.

Just prior to the PacificCo Roll-up, the PacificCo noncontrolling interest had a carrying value on the Company’s balance sheet of $92.8 million, including $10.4 million in accumulated other comprehensive income previously allocated to the noncontrolling interest holders. Upon consummation of the PacificCo Roll-up, the noncontrolling interest was reduced by the entire $92.8 million carrying value and the $10.4 million of accumulated other comprehensive income was allocated to the Company to adjust for the change in ownership of PacificCo through a corresponding charge to additional paid-in capital. The difference between the $280.3 million fair value of the Series H-1 Convertible Preferred Stock issued as consideration and the $92.8 million carrying value of the noncontrolling interest was reflected as a charge to additional paid-in capital totaling $187.5 million.

Consolidated Variable Interest Entities

As of December 31, 2020, JapanCo, WeCap Manager and WeCap Holdings Partnership are the Company’s only consolidated VIEs. As of December 31, 2019, the 424 Fifth Venture, PacificCo, ChinaCo, WeWork Waller Creek and the Creator Fund were also consolidated VIEs. The Company is considered to be the primary beneficiary as we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the right to receive benefits that could potentially be significant to the VIEs. As a

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

result, these entities remain consolidated subsidiaries of the Company and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as redeemable noncontrolling interests and noncontrolling interests on our consolidated balance sheets, statements of operations and statements of comprehensive loss, respectively.

The following tables include selected consolidated financial information as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 of our consolidated VIEs, as included in our consolidated financial statements, as of and for the periods they were considered VIEs and in each case, after intercompany eliminations.

	December 31, 2020		December 31, 2019
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)
Consolidated VIE balance sheets information:
Cash and cash equivalents	$161,411	$5,194	$388,400	$29,303
Property and equipment, net	445,599	—	895,015	979,655
Restricted cash	10,000	—	93,964	—
Total assets	2,096,389	13,834	5,639,177	1,073,621
Long-term debt, net	30,638	—	41,945	642,184
Total liabilities	1,693,267	573	4,686,200	665,513
Redeemable stock issued by VIEs	500,000	—	1,799,157	6,545
Total net assets(3)	(96,878)	13,261	(846,180)	401,563

	Year Ended December 31, 2020		Year Ended December 31, 2019		Year Ended December 31, 2018
(Amounts in thousands)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)	Asia JVs(1)	Other VIEs(2)
Consolidated VIE statements of operations information:
Net income (loss)	$(750,472)	$(2,502)	$(776,113)	$(24,747)	$(373,776)	$(146)
Consolidated VIE statements of cash flows information:
Net cash provided by (used in) operating activities	$(38,259)	$2,549	$(108,246)	$4,247	$(120,831)	$(71)
Net cash used in investing activities	$(236,971)	$(573)	$(592,574)	$(826,707)	$(516,814)	$(23,601)
Net cash provided by (used in) financing activities	$73,447	$(1,908)	$292,775	$843,312	$763,229	$47,905

(1)

The “Asia JVs” include ChinaCo, JapanCo and PacificCo as of and for the periods that each represented a consolidated VIE. The ChinaCo deconsolidation occurred on October 2, 2020 and as a result, ChinaCo results and balances are not included above for the period subsequent to deconsolidation. The PacificCo Roll-up occurred on April 17, 2020 and as a result, PacificCo results and balances are not included above for the period subsequent to April 17, 2020. The consent of an affiliate of SoftBank Group Capital Limited is required for any dividends to be distributed by JapanCo. As a result, any net assets of JapanCo would be considered restricted net assets to the Company as of December 31, 2020. The net assets of the Asia JVs include preferred stock issued to affiliates of SBG and other investors with aggregate liquidation preferences totaling $0.5 billion and $1.8 billion, respectively as of December 31, 2020 and 2019, which preferred stock is redeemable upon the occurrence of an event that is not solely within the control of the Company. The initial issuance price of such redeemable preferred stock equals the liquidation preference for each share issued as of December 31, 2020 and 2019, respectively. After reducing the net assets of each Asia JV by the liquidation preference associated with such redeemable preferred stock, the remaining net assets of each Asia JV is negative.

(2)

“Other VIEs” includes all other consolidated VIEs, other than the Asia JVs discussed separately in (1) and include WeWork Waller Creek, WeCap Manager and WeCap Holdings Partnership, 424 Fifth Venture and the Creator Fund in the periods prior to any disposal or deconsolidation as discussed above.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(3)

Total net assets represents total assets less total liabilities and redeemable stock issued by VIEs after the total assets and total liabilities have both been reduced to remove amounts that eliminate in consolidation.

The assets of consolidated VIEs will be used first to settle obligations of the VIE. Remaining assets may then be distributed to the VIEs’ owners, including the Company, subject to the liquidation preferences of certain noncontrolling interest holders and any other preferential distribution provisions contained within the operating agreements of the relevant VIEs. Other than the restrictions relating to the Company’s Asia JVs discussed in (1) above, third-party approval for the distribution of available net assets is not required for the Company’s Other VIEs as of December 31, 2020. See Note 24 for a discussion of additional restrictions on the net assets of WeWork Companies LLC.

Note 7. Acquisitions

In August 2019, the Company acquired 100% of the equity of Spacious Technologies Inc. for a total consideration of $35.1 million. The total consideration consisted of $21.9 million in cash and $13.2 million in Series AP-4 Preferred Stock. At closing, $0.1 million of cash consideration was held back and included in other current liabilities as of December 31, 2019, which was released from holdback during the year ended December 31, 2020. Spacious Technologies Inc. provides shared workspaces to consumers, particularly within unused retail and restaurant spaces during times when the space is either typically closed or experiencing significantly less activity from its core business. Spacious was wound down during the year ended December 31, 2020. See Note 8 for further details.

In August 2019, the Company acquired 100% of the equity of Effective Technology Solutions, Inc. (“SpaceIQ”) for a total consideration of $32.6 million. The total consideration consisted of $21.4 million in cash and $11.2 million in Series AP-4 Preferred Stock. At closing, $1.7 million of cash consideration and $1.0 million of Series AP-4 Preferred Stock was held back and included in other current liabilities and convertible preferred stock, respectively, as of December 31, 2019, which was released from holdback during the year ended December 31, 2020. SpaceIQ was founded in 2016 and is a workplace management software platform with a core specialization in space planning and move management. SpaceIQ was disposed of during the year ended December 31, 2020. See Note 8 for further details.

In July 2019, the Company acquired 100% of the equity of Prolific Interactive LLC for a total consideration of $22.0 million. The total consideration consisted of $18.5 million in cash and $3.5 million in Class A Common Stock. At closing, $1.6 million of cash consideration and $0.1 million of Class A Common Stock was held back and included in other current liabilities and additional paid in capital, respectively, as of both December 31, 2020 and 2019. Prolific Interactive LLC was founded in 2009 and is a mobile-focused product agency delivering design, engineering and digital strategy to increase user engagement. Prolific was wound down during the year ended December 31, 2020. See Note 8 for further details.

In July 2019, the Company acquired 100% of the equity of Waltz Inc. for a total consideration of $35.9 million. The total consideration consisted of $19.2 million in cash and $16.7 million in Series AP-4 Preferred Stock. At closing, $4.0 million of cash consideration and $1.5 million of Series AP-4 Preferred Stock was held back and included in other liabilities and convertible preferred stock, respectively, as of December 31, 2019, the majority of which were released from holdback during the year ended December 31, 2020. Waltz Inc. was founded in 2014 and is a smartphone-based authentication technology company that permits secure, rapid and safe access to buildings through the exchange of images. Waltz was wound down during the year ended December 31, 2020. See Note 8 for further details.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

In May 2019, the Company acquired 100% of the equity of seven entities collectively known as “Emprenurban” for total consideration of $31.2 million. The total consideration consisted of $29.2 million in cash paid at closing with an additional $2.0 million of the cash consideration held back at closing which was subsequently released prior to December 31, 2019. Emprenurban is a Latin American construction manager, real estate developer, builder and consultant with operations in Argentina, Uruguay, Paraguay, Peru, Colombia, Brazil, Chile and Mexico.

In April 2019, the Company acquired 100% of the equity of Managed by Q Inc. (“Managed by Q”) for total consideration of $189.7 million. The total consideration consisted of $107.5 million in cash, $0.2 million in Class A Common Stock options and $82.0 million in Series AP-3 Preferred Stock. At closing, $18.7 million of cash consideration was held back and included in other current liabilities as of December 31, 2019, which was released from holdback during the year ended December 31, 2020. Managed by Q was founded in 2013 and offers a workplace management platform that specializes in facilities management services whereby its clients can discover, book, manage and pay for a wide range of services through an online dashboard to keep their office spaces running efficiently. Managed by Q was disposed of during the year ended December 31, 2020. See Note 8 for further details.

During 2019, the Company acquired 100% of the equity of two other companies for total consideration of $10.8 million. Total consideration consisted of $9.5 million in cash and $1.3 million in Series AP-4 stock. At closing, $0.6 million of the cash proceeds was held back and included in other current liabilities as of December 31, 2019. The amounts were released from holdback during the year ended December 31, 2020. The companies were disposed of during the year ended December 31, 2020.

The allocation of the total acquisition consideration during the year ended December 31, 2019 is estimated as follows (amounts below exclude the asset acquisitions acquired by non-wholly owned subsidiaries separately disclosed in Note 6):

(Amounts in thousands)	Total 2019 Acquisitions
Cash and cash equivalents	$20,379
Property and equipment	7,232
Capitalized software	32,370
Goodwill	289,951
Finite-lived intangible assets	21,257
Lease right-of-use assets, net	9,720
Lease obligation, net	(9,720)
Deferred revenue	(2,574)
Other assets acquired and liabilities assumed, net	(11,236)

Total consideration	$357,379

In 2018, ChinaCo acquired 100% of the equity of naked Hub Holdings Ltd. (“NH Holdings”) for total consideration of $449.7 million, consisting of $177.0 million in cash and $272.7 million in ChinaCo Class A Ordinary Shares and Class A Common Stock of the Company. At closing, the Company transferred $146.3 million in cash and $179.7 million in ChinaCo Class A Ordinary Shares. The remaining consideration included a holdback of $15.9 million payable in cash and contingent consideration consisting of $14.7 million payable in cash and $93.1 million payable in a combination of ChinaCo Class A Ordinary Shares and Class A

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Common Stock of the Company. ChinaCo was required, pursuant to the terms of the Parent Note, to reimburse the Company for any shares of the Company issued on ChinaCo’s behalf in connection with the acquisition. The Company determined the fair value of the contingent consideration, based on the likelihood of reaching set milestones. Each period, the contingent consideration was be remeasured to fair market value through the statement of operations. During the years ended December 31, 2020, 2019 and 2018, the Company recorded gains of none and $61.7 million, and a loss of $80.6 million, respectively, related to the remeasurement of the contingent consideration payable in stock, included as a reduction in selling, general and administrative expenses on the accompanying condensed consolidated statements of operations. The change in fair value of the contingent consideration is driven by changes in the Company’s projected obligation to issue additional ChinaCo Class A Ordinary Shares based on the anti-dilution provisions of the acquisition agreement, changes in the likelihood of achieving certain milestones, and changes in the fair market value of the ChinaCo Class A Ordinary Shares and the Company’s Class A Common Stock during the period. During the year ended December 31, 2019, the Company settled $68.1 million of the contingent consideration payable in Class A Common Stock of the Company. As of December 31, 2019, there was $15.9 million in cash holdback and $0.4 million in contingent consideration payable in a combination of Class A Ordinary Shares of ChinaCo and Class A Common Stock of the Company included in other current liabilities on the accompanying consolidated balance sheet, which was released from holdback during the year ended December 31, 2020. NH Holdings was deconsolidated during the year ended December 31, 2020 as a part of the ChinaCo Deconsolidation. See Note 6 for further details.

There were no acquisitions during the year ended December 31, 2020. All 2019 acquisitions, other than the real estate asset investments described in Note 6, were accounted for as business combinations and the total consideration was allocated to the identifiable assets acquired and liabilities assumed based on their fair values (using primarily Level 3 inputs) as of the closing date of each acquisition, with amounts exceeding the net fair value recognized as goodwill. The goodwill is non-tax deductible and primarily attributable to expected synergies from the integration of the operations of the acquired companies and WeWork. Preliminary purchase price allocations are finalized upon post-closing procedures. These business acquisitions were not material to our consolidated financial statements, either individually or in the aggregate. Accordingly, proforma results of these business acquisitions have not been presented.

During the year ended December 31, 2020, the Company released acquisition holdbacks of $39.7 million of cash, $2.4 million of preferred stock, representing 32,337 shares of Series AP-4 Preferred Stock, and $0.2 million of common stock, representing 129,239 shares of Class A Common Stock relating to acquisitions following the satisfaction of requirements per the terms of the relevant acquisition agreements. During the year ended December 31, 2019, the Company released acquisition holdbacks of $26.8 million of cash, $10.6 million of preferred stock, representing 158,449 shares of Series AP-1 Preferred Stock and 6,878 shares of Series AP-2 Preferred Stock, and paid cash contingent consideration of $11.5 million, relating to acquisitions following the satisfaction of requirements per the terms of the agreement.

During the years ended December 31, 2020, 2019 and 2018 , the Company incurred transaction costs relating to business combinations totaling none, $9.8 million and $7.0 million, respectively.

Note 8. Assets Held for Sale and Dispositions

In connection with the Company’s operational restructuring program, the Company has divested of or wound down certain non-core operations not directly related to its space-as-a-service during the years ended December 31, 2020 and 2019.

As of December 31, 2019, the following non-core entities were classified as held for sale: Meetup, Inc. (a web-based platform that brings people together for face to face interactions acquired in 2017) (“Meetup”),

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Managed by Q (acquired in 2019), Space IQ (acquired in 2019) and Teem Technologies, Inc. (a software-as-a-service workplace management solution acquired in 2018) (“Teem”). As a result, the assets and related liabilities directly associated with those assets that were expected to be transferred in future sale transactions were reclassified as held for sale as of December 31, 2019 on the accompanying consolidated balance sheet.

During the third quarter of 2019, prior to its held for sale classification, Management had committed to a strategy of disposition of Conductor (a search engine optimization and enterprise content marketing solutions software company acquired in 2018) and Managed by Q at a value substantially less than the value the Company had recently paid to acquire such assets, which resulted in indicators of impairment of certain acquired intangible assets associated with those operations. In addition, as Managed by Q had not been fully integrated into the Company’s reporting unit during the third quarter of 2019, this also triggered a quantitative fair value assessment of the associated asset group, including the Managed by Q goodwill. The fair value assessment, which applied a combination of the income and market valuation approach, resulted in an impairment of intangible assets totaling $51.8 million and an impairment of goodwill totaling $145.0 million during the third quarter of 2019. These impairment charges are included as a component of impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statement of operations for the year ended December 31, 2019.

In December 2019, the Company entered into a definitive agreement to sell Conductor and the sale was consummated on December 16, 2019. Total sale proceeds were $3.5 million in cash and the Company recorded an impairment of $2.6 million on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statement of operations for the year ended December 31, 2019.

During the fourth quarter of 2019, the Company also decided to wind down certain other recently acquired non-core businesses, including Spacious Technologies Inc., Prolific Interactive LLC and Waltz Inc. As these businesses had not yet been fully integrated into the Company’s reporting unit upon the decision to wind down operations, this resulted in an additional impairment of the recently acquired goodwill totaling $69.5 million, included as a component of impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statement of operations for the year ended December 31, 2019.

In January 2020, the Company sold Teem for total cash consideration of $50.5 million. The Company recorded a gain on the sale of $37.2 million, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020.

In March 2020, the Company sold Managed by Q for total cash consideration of $28.1 million. Of the total consideration, $2.5 million was heldback at closing and is included as a disposition proceeds holdback receivable within other current assets on the accompanying consolidated balance sheet as of December 31, 2020. The Company recorded a gain on the sale in the amount of $9.8 million, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020. The gain on sale in 2020 was recognized after a $20.7 million impairment of intangible assets and a $145.0 million impairment of goodwill associated with Managed by Q that was recorded during the year ended December 31, 2019 as discussed above.

In March 2020, the Company also sold 91% of the equity of Meetup for total cash consideration of $9.5 million and the remaining 9% was retained by the Company. Upon closing, Meetup was deconsolidated and the Company’s 9% interest in the equity of Meetup is reflected within equity method and other investments on the consolidated balance sheet as of December 31, 2020. Prior to the sale, the Company recorded an impairment loss

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

of $26.1 million, on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020.

In March 2020, the Company completed the sale of the real estate investment held by the 424 Fifth Venture and recognized an impairment loss on the assets sold totaling $53.7 million, included in impairment/(gain on sale) of goodwill, intangibles and other assets on the accompanying consolidated statements of operations during the year ended December 31, 2020. See Note 6 for further details.

In May 2020, the Company sold SpaceIQ for a total cash consideration of $9.6 million. Prior to the sale, the Company recorded an impairment loss of $23.1 million on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020.

In July 2020, the Company sold certain non-core corporate equipment for total cash consideration of $45.9 million. Prior to the sale, the Company recorded an impairment loss of $14.3 million on the assets held for sale, included in the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020.

In August 2020, the Company sold Flatiron LLC, Designation Labs LLC, SecureSet Academy LLC, Flatiron School UK Limited and Flatiron School Australia Pty Ltd (collectively “Flatiron”) to Carrick Capital Partners (“Carrick”), for total cash consideration of $28.5 million. Prior to the sale, the Company recorded an impairment loss of $3.0 million and then recorded a gain on the ultimate sale of $6.0 million, each included as a component of the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020. Arthur Minson, WeWork’s former Co-Chief Executive Officer, is an investor in the entity that Carrick used to purchase Flatiron. In connection with the sale, the Company waived certain non-compete obligations for Mr. Minson to allow him to serve on the board of, and also invest in, Flatiron.

During 2020, the Company sold the assets of two other non-core companies for total cash consideration of $2.0 million and a promissory note of $3.0 million. The promissory note receivable is included within equity method and other investments on the accompanying consolidated balance sheet as of December 31, 2020. Prior to the classification as held for sale, the Company recorded an impairment loss on certain of these assets totaling $18.3 million and then recorded a gain on the ultimate sale totaling $3.1 million, both included as a component of the impairment/(gain on sale) of goodwill, intangibles and other assets in the accompanying consolidated statements of operations for the year ended December 31, 2020.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Assets and liabilities held for sale on the accompanying consolidated balance sheets consist of the following:

	December 31,
(Amounts in thousands)	2020	2019
Assets held for sale:
Cash and cash equivalents	$—	$1,138
Accounts receivable and accrued revenue, net	—	11,086
Other current assets	—	2,786
Property and equipment, net	—	846
Lease right-of-use assets, net	—	879
Restricted cash	—	3,155
Goodwill	—	52,996
Intangible assets, net of accumulated amortization of none and $21,408 as of December 31, 2020 and 2019, respectively	—	61,856
Other assets	—	216
Impairment of disposal group	—	—

Total assets held for sale	$—	$134,958

Liabilities related to assets held for sale:
Accounts payable and accrued expenses	$—	$8,264
Deferred revenue	—	16,061
Current lease obligations	—	722
Other current liabilities	—	216
Long-term lease obligations	—	175
Other liabilities	—	4

Total liabilities related to assets held for sale	$—	$25,442

None of the Company’s dispositions meet the criteria to qualify as discontinued operations during 2020 or 2019.

There were no dispositions or intangible asset or goodwill impairments during the year ended December 31, 2018.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 9. Goodwill

Goodwill includes the following activity during the year ended December 31, 2020 and 2019:

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Balance at beginning of period	$698,416	$681,017
Goodwill acquired	—	289,951
Goodwill sold	(2,652)	—
Goodwill impairment	—	(214,515)
Goodwill held for sale	—	(52,996)
Measurement period and other adjustments	3,577	(3,093)
ChinaCo Deconsolidation (Note 6)	(28,692)	—
Effect of foreign currency exchange rate changes	8,702	(1,948)

Balance at end of period	$679,351	$698,416

Note 10. Intangible Assets, Net

Intangible assets, net consist of the following:

		December 31, 2020
(Amounts in thousands)	Weighted- Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.1	$103,122	$(58,496)	$44,626
Other finite-lived intangible assets - customer relationships and other	7.7	17,670	(14,263)	3,407
Indefinite-lived intangible assets - trademarks		1,863	—	1,863

Total intangible assets, net		$122,655	$(72,759)	$49,896

		December 31, 2019
(Amounts in thousands)	Weighted- Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.9	$87,068	$(41,393)	$45,675
Other finite-lived intangible assets - customer relationships and other	6.5	53,874	(24,614)	29,260
Indefinite-lived intangible assets - trademarks		4,930	—	4,930

Total intangible assets, net		$145,872	$(66,007)	$79,865

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Amortization expense of intangible assets was $31.1 million, $61.7 million and $27.1 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Future amortization expense related to intangible assets as of December 31, 2020 is expected to be as follows:

(Amounts in thousands)	Total
2021	$23,194
2022	17,233
2023	5,427
2024	444
2025	444
2026 and beyond	1,291

Total	$48,033

Note 11. Equity Method and Other Investments

The Company’s investments consist of the following:

		December 31, 2020			December 31, 2019
(Amounts in thousands, except percentages)		Carrying	Cost	Percentage	Carrying
Investee	Investment Type	Value	Basis	Ownership	Value
Investments held by WeCap Holdings Partnership(1)	Equity method investment / Note receivable	61,688	63,413	Various	66,002
WPI Fund(2)	Equity method investment	63,301	52,805	8%	54,387
IndiaCo(3)	Investment in convertible notes	49,849	90,248	N/A	5,541
ChinaCo (4)	Equity method investment	29,323	29,323	21.6%	—
Creator Fund Investments(5)	Various	—	—	N/A	38,162
Other (6)	Various	10,779	9,520	Various	39,627

Total equity method and other investments		$214,940	$245,309		$203,719

(1)

As discussed in Note 6, subsequent to the August 2019 reorganization of the WeCap Investment Group real estate acquisition platform, the following investments are owned through the WeCap Holdings Partnership in which Rhône has a 20% equity interest:

•

“DSQ” — a venture in which WeCap Holdings Partnership owns a 10% equity interest. DSQ owns a commercial real estate portfolio located in London, United Kingdom. The investment balance also includes a note receivable with an outstanding balance of $28.6 million and $26.0 million as of December 31, 2020 and 2019, respectively, that accrues interest at a rate of 5.81% and matures in April 2028.

•

“Waller Creek” — a joint venture in which WeCap Holdings Partnership previously owned an 8% equity interest. Waller Creek was established to develop a parcel of land in Texas and then manage, operate, and eventually sell the developed property. During August 2020, the Waller Creek investment was disposed of. See Note 6 for additional details.

•

“WPI Fund” — a real estate investment fund in which WeCap Holdings Partnership holds the 0.5% general partner interest. The WPI Fund’s focus is acquiring, developing and managing office assets with current or expected vacancy suitable for WeWork occupancy, currently primarily focusing on opportunities in North America and Europe.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

•

“ARK Master Fund” — an investment fund in which WeCap Holdings Partnership holds the general partner and a limited partner interest totaling 2% of the fund’s invested capital. ARK Master Fund invests in real estate and real estate-related investments that it expects could benefit from the Company’s occupancy or involvement or the involvement of the limited partners of the ARK Master Fund.

(2)

In addition to the general partner interest in the WPI Fund held by WeCap Holdings Partnership described above, a wholly owned subsidiary of the WeCap Investment Group also owns an 8% limited partner interest in the WPI Fund.

(3)

In June 2020, the Company entered into an agreement with WeWork India Management Private Limited (“IndiaCo”), an affiliate of Embassy Property Developments Private Limited (“Embassy”), to subscribe for new convertible debentures to be issued by IndiaCo in an aggregate principal amount of $100.0 million (the “2020 Debentures”). During June 2020, $85.0 million of the principal had been funded, with the remaining $15.0 million to be funded over time based on milestones achieved by IndiaCo. The 2020 Debentures earn interest at a coupon rate of 12.5% per annum for the 18-month period beginning from June 2020 which then gets reduced to 0.001% per annum and have a maximum term of 10 years. The 2020 Debentures are convertible into equity at the Company’s option after 18 months from June 2020 or upon mutual agreement between the Company, IndiaCo, and Embassy. The Company’s investment balance as of December 31, 2020 and 2019 also includes an aggregate principal amount of approximately $5.5 million in other convertible debentures issued by IndiaCo that earn interest at a coupon rate of 6% per annum and have a maximum term of twenty years. During the years ended December 31, 2020, 2019 and 2018, the Company recorded a credit loss valuation allowance on its investments in IndiaCo totaling $43.9 million, none and none, respectively included in income (loss) from equity method and other investments. As of December 31, 2020 the Company had recorded a liability of $7.9 million, included in other current liabilities, relating to the fair value of the credit loss on the forward contract associated with the obligation on the $15.0 million unfunded commitment associated with the 2020 Debentures (the “IndiaCo Forward Liability”) with such credit loss also included in income (loss) from equity method and other investments during the year ended December 31, 2020. During the years ended December 31, 2020, 2019 and 2018, the Company also recorded $3.3 million, none and none, respectively in losses in unrealized gain (loss) on available-for-sale securities included in other comprehensive income, net of tax. IndiaCo constructs and operates workspace locations in India using WeWork’s branding, advice and sales model. Per the terms of an agreement the Company will also receive a management fee from IndiaCo. The Company recorded $2.1 million, $5.5 million and $3.7 million of management fee income from IndiaCo during the years ended December 31, 2020, 2019 and 2018, respectively. Management fee income is included within service revenue as a component of total revenue in the accompanying consolidated statements of operations.

(4)

In October 2020, the Company deconsolidated ChinaCo and its retained 21.6% ordinary share equity method investment was recorded at a fair value of $26.3 million plus capitalized legal cost for a total initial cost basis and carrying value as of December 31, 2020 of $29.3 million. See Note 6 for additional details regarding the ChinaCo Deconsolidation and see Note 25 for details regarding various related party fees payable by ChinaCo to the Company subsequent to the ChinaCo Deconsolidation.

(5)

During 2018, the Company launched the Creator Fund that previously made investments in recipients of WeWork’s Creator Awards and other investments through use of a venture capital strategy. Prior to September 2020, the Creator Fund was a consolidated subsidiary owned 99.99% by related party noncontrolling interest holders. In September 2020, the Company transferred its variable interest and control over the Creator Fund to an affiliate of SBG and the Creator Fund and its investments were deconsolidated from the Company’s financial statements. See Note 6 for further detail. During the years ended December 31, 2020, 2019 and 2018, the Company recorded impairments on Creator Fund investments totaling $10.4 million, $8.9 million and $1.0 million, respectively, included in income (loss) from equity method and other investments on the accompanying consolidated statements of operations.

(6)

The Company holds various other investments as of December 31, 2020 and 2019. On March 27, 2020, the Company sold 91% of the equity of Meetup for total consideration of $9.5 million and the remaining 9% was retained by the Company in the amount of $1.1 million. In February 2020, the Company completed the sale of its investment in Refresh Club, Inc. (“The Wing”) for $35.0 million.

As of December 31, 2020, the WPI Fund, IndiaCo, ARK Master Fund, ChinaCo and certain other entities in which the Company has invested are unconsolidated VIEs. The Wing was also an unconsolidated VIE prior to the sale of the Company’s investment. In all cases, the Company is not the primary beneficiary, as the Company does not have both the power to direct the activities of the entity that most significantly impact the entity’s economic performance and exposure to benefits or losses that could potentially be significant to the VIE. None of the debt held by these investments is recourse to the Company, except the $4.9 million in lease guarantees provided to landlords of ChinaCo as described in Note 25. The Company’s maximum loss is limited to the amount of our net investment in these VIEs, the $4.9 million in ChinaCo lease guarantees and the unfunded commitments discussed below.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

For the years ended December 31, 2020, 2019 and 2018, the Company recorded approximately $(44.8) million, $(32.2) million and $(12.6) million, respectively, for its share of loss related to its equity method and other investments included in income (loss) from equity method and other investments in the consolidated statements of operations.

As of December 31, 2020, the Company had recorded a credit loss valuation allowance on its available-for-sale debt securities totaling $43.9 million. As of December 31, 2020 the Company had recorded cumulative unrealized gains on its available-for-sale debt securities totaling $4.4 million, included as a component of accumulated other comprehensive income. No allowance or unrealized gains or losses had been recorded as of December 31, 2019.

For the years ended December 31, 2020 and 2019, the Company contributed a total of $99.1 million and $80.7 million, respectively, to its investments and received distributions from its investments totaling $48.0 and $16.6 million, respectively. As of December 31, 2020, the Company had a total of $50.8 million in unfunded capital commitments to its investments; however, if requested, in each case, the Company may elect to contribute additional amounts in the future.

Note 12. Other Assets

Other non-current assets consists of the following:

	December 31,
(Amounts in thousands)	2020	2019
Deferred financing costs, net — SoftBank Senior Unsecured Notes Warrant (1)	$488,312	$568,877
Deferred financing costs, net — 2020 LC Facility Warrant issued to SBG (1)	199,832	284,440
Deferred financing costs, net — Other SoftBank Debt Financing Costs paid or payable to SBG (1)	11,334	20,000
Deferred financing costs, net — Other SoftBank Debt Financing Costs paid or payable to third parties (1)	5,440	5,172
Other deferred financing costs, net	64	5,068
Security deposits with landlords	274,822	305,623
Other security deposits	3,271	16,437
Straight-line revenue receivable	46,313	34,274
Deferred income tax assets, net	1,377	1,150
Other long-term prepaid expenses and other assets	31,493	44,698

Total other assets	$1,062,258	$1,285,739

(1)	See Note 14 for details. Amounts are net of accumulated amortization totaling $169.7 million and none as of December 31, 2020 and 2019 respectively.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 13. Other Current Liabilities

Other current liabilities consists of the following:

	December 31,
(Amounts in thousands)	2020	2019
Current portion of acquisition holdbacks	$1,593	$43,246
Contingent consideration relating to acquisitions payable in stock (See Note 7)	—	445
Current portion of long-term debt (See Note 15)	13,114	2,862
2020 Tender Offer (See Note 22)	—	123,409
Refunds payable to former members	35,761	20,675
IndiaCo Forward Liability (See Note 11)	7,907	—
Other current liabilities	25,380	28,183

Total other current liabilities	$83,755	$218,820

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 14. Convertible Related Party Liabilities and SoftBank Debt Financing

Convertible related party liabilities, net consist of the following:

	December 31,
(Amounts in thousands)	2020	2019
2019 Warrant Liability:
Cash received on draw in October 2019	$1,500,000	$1,500,000
Less: Cost basis of related party financial instrument included in additional paid in capital prior to draw	(219,708)	(219,708)
Less: Cumulative issuance of Series H-1 Preferred Stock over life of warrant	(200,000)	(200,000)
Plus: Cumulative (gain)/loss from change in fair value of related party financial instruments	(169,172)	217,466
Less: Conversion to Series H-1 Preferred Stock	(911,120)	—

Total 2019 Warrant Liability, at fair value	—	1,297,758

SoftBank Debt Financing Warrant Liability:
SoftBank Senior Unsecured Notes Warrant liability capitalized as deferred financing cost at issuance	568,877	568,877
Plus: Cumulative (gain)/loss from change in fair value of related party financial instruments	(288,674)	—
Less: Senior Unsecured Notes Warrant liability deferred financing cost adjustment	(934)	—

Total SoftBank Senior Unsecured Notes Warrant Liability, at fair value	279,269	568,877

2020 LC Facility Warrant liability capitalized as deferred financing cost at issuance	284,440	284,440
Plus: Cumulative (gain)/loss from change in fair value of related party financial instruments	(144,335)	—
Less: 2020 LC Facility Warrant liability deferred financing cost adjustment	(466)	—

Total LC Facility Warrant Liability, at Fair Value	139,639	284,440

Total SoftBank Debt Financing Warrant Liability, at fair value	418,908	853,317

Total convertible related party liabilities, net	$418,908	$2,151,075

2019 Warrant—In January 2019, in conjunction with the Amended 2018 Warrant, discussed below, the Company entered into a warrant with SB WW Holdings (Cayman) Limited (“SBWW”), pursuant to which the Company agreed to issue shares of the Company’s capital stock (the “2019 Warrant”). Under the terms of the original 2019 Warrant, in exchange for the issuance of the Company’s capital stock, SBWW was to make a payment of $1.5 billion on April 3, 2020. The right of SBWW to receive shares of the Company’s capital stock was to be automatically exercised on April 3, 2020 at a per-share price of $110. During the year ended December 31, 2019, the Company recognized an additional capital contribution of $219.7 million and an equal off-setting amount within additional paid-in capital representing the fair value of the 2019 Warrant and modification of the 2018 Warrant (discussed below) prior to being drawn. The measurement of the 2019 Warrant is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

In October 2019, in accordance with the SoftBank Transactions, the 2019 Warrant was amended to accelerate SBG’s obligation for payment of $1.5 billion from April 3, 2020 to October 30, 2019, and the exercise price was amended from $110 per share to $11.60 per share for a new security in the form of Series H-1 or H-2 Convertible Preferred Stock. The Company received the $1.5 billion on October 30, 2019, and issued 17,241,379 shares of Series H-1 Convertible Preferred Stock on November 4, 2019. Upon issuance, the shares of Series H-1 Convertible Preferred Stock were recorded at $200.0 million less issuance costs of $38.6 million. Upon the draw, the Company reclassified $219.7 million of the equity asset that was established upon entering into the arrangement in January 2019 from its consolidated balance sheet. As of December 31, 2019, the 2019 Warrant liability was valued at $1.3 billion, which was included as a component of the convertible related party liabilities, net on the accompanying consolidated balance sheet. During the year ended December 31, 2020, the Company recognized a gain of $386.6 million resulting from changes in fair value of the 2019 Warrant, included in gain (loss) from change in fair value of related party financial instruments on the accompanying consolidated statements of operations. The remaining 112,068,966 shares of Series H-1 Convertible Preferred Stock were issued in April 2020. Upon issuance, the shares of Series H-1 Convertible Preferred Stock were recorded at $911.1 million, equal to the fair value of the 2019 Warrant on the date of issuance of the shares.

SoftBank Debt Financing—In October 2019, in connection with the SoftBank Transactions, the Company entered into an agreement with SBG for additional financing (the “SoftBank Debt Financing”). The agreement included a commitment from SBG for the provision of (i) $1.1 billion in senior secured debt in the form of senior secured notes or a first lien term loan facility (“SoftBank Senior Secured Debt”), (ii) $2.2 billion in 5.0% senior unsecured notes (the “SoftBank Senior Unsecured Notes”) with associated warrants issued to SoftBank Group Corp. (“SoftBank Obligor”) to purchase 86,591,946 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share and (iii) credit support for a $1.75 billion letter of credit facility (the “2020 LC Facility”) with associated warrants issued to SoftBank Obligor to purchase 43,295,973 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share. See Note 24 for additional details regarding the 2020 LC Facility.

SoftBank Senior Secured Debt

The funding of the $1.1 billion of SoftBank Senior Secured Debt originally contemplated per the Master Transaction Agreement was contingent on the completion of the 2020 Tender Offer (as defined in Note 22) and the 2020 Tender Offer was not completed as described further in Note 22. During the year ended December 31, 2020, the Company expensed $5.9 million of financing costs previously deferred in connection with the SoftBank Senior Secured Debt included within selling, general and administrative expenses on the accompanying consolidated statements of operations.

In August 2020, the Company and WW Co-Obligor Inc. entered into a new senior secured note purchase agreement with the Note Purchaser (as defined below), an affiliate of SBG, for up to an aggregate principal amount of $1.1 billion of senior secured debt in the form of 12.50% senior secured notes (the “SoftBank Senior Secured Notes”). The agreement allows the Company to borrow once every 30 days up to the maximum remaining capacity with minimum draws of $50.0 million. The SoftBank Senior Secured Notes will mature 4 years from the first draw. The Company had the ability to draw for six months starting from the date of the senior secured notes purchase agreement, and the Company extended this draw period for an additional 6 months by delivery of an extension notice to the Note Purchaser in January 2021 pursuant to the terms of the agreement. As of December 31, 2020, no draw notices had been delivered pursuant to the senior secured note purchase agreement.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

SoftBank Senior Unsecured Notes

To formalize SBG’s October 2019 commitment to provide WeWork Companies LLC with up to $2.2 billion of unsecured debt, on December 27, 2019, WeWork Companies LLC, WW Co-Obligor Inc., a wholly owned subsidiary of WeWork Companies LLC and a co-obligor under our Senior Notes (defined in Note 15), and StarBright WW LP, an affiliate of SBG (the “Note Purchaser”), entered into a master senior unsecured note purchase agreement (as amended from time to time and as supplemented by that certain waiver dated as of July 7, 2020, the “Master Note Purchase Agreement”).

Pursuant to the terms of the Master Note Purchase Agreement, WeWork Companies LLC may deliver from time to time to the Note Purchaser draw notices and accordingly sell to the Note Purchaser SoftBank Senior Unsecured Notes up to an aggregate original principal amount of $2.2 billion. A draw notice pursuant to the Master Note Purchase Agreement, may be delivered only if WeWork Companies LLC’s net liquidity is, or prior to the applicable closing is reasonably expected to be, less than $750.0 million, and the amount under each draw shall not be greater than the lesser of (a) $250.0 million and (b) the remaining commitment (defined as the original principal amount of $2.2 billion less notes issued) and shall not be greater than an amount sufficient to cause, or reasonably expected to cause, the net liquidity of WeWork Companies LLC to be equal to $750.0 million after giving effect to receipt of proceeds from the issuance of the applicable SoftBank Senior Unsecured Notes.

As of December 31, 2019, no draw notices had been delivered pursuant to the Master Note Purchase Agreement and the balance outstanding was zero. As of December 31, 2020, the Company had delivered draw notices in respect of $1.2 billion under the Master Note Purchase Agreement and an aggregate principal amount of $1.2 billion of SoftBank Senior Unsecured Notes were issued to the Note Purchaser and reflected as unsecured related party debt on the consolidated balance sheet as of December 31, 2020.

Following the delivery of a draw notice, the Note Purchaser may notify WeWork Companies LLC that it intends to engage an investment bank or investment banks to offer and sell the applicable SoftBank Senior Unsecured Notes or any portion thereof to third-party investors in a private placement. Solely with respect to the first $200.0 million in draws (the “Initial Notes”), the Note Purchaser waived this syndication right and no action has been taken on the remainder of the draws.

The SoftBank Senior Unsecured Notes have a stated interest rate of 5.0%. However because the associated warrants obligate the Company to issue shares in the future, the implied interest rate upon closing, assuming the full commitment is drawn, was approximately 11.69%. The SoftBank Senior Unsecured Notes will mature in July 2025.

SoftBank Debt Financing Costs due to SBG

The warrants issued to SoftBank Obligor in December 2019 to purchase 86,591,946 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share, issued in connection with the SoftBank Senior Unsecured Notes (the “SoftBank Senior Unsecured Notes Warrant”), were valued at $279.3 million as of December 31, 2020 and were valued at $568.9 million at both issuance and as of December 31, 2019. During the year ended December 31, 2020, the Company recognized a gain of $288.7 million resulting from changes in fair value of the SoftBank Senior Unsecured Notes Warrant liability, included in gain (loss) from change in fair value of related party financial instruments on the accompanying consolidated statements of operations. During the year ended December 31, 2020, no H-3 or H-4 shares were issued in connection with the SoftBank Unsecured Notes Warrant.

The SoftBank Senior Unsecured Notes Warrant of $568.9 million was capitalized at issuance as a deferred financing cost and included, net of accumulated amortization, as a component of other assets on the

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

accompanying consolidated balance sheets as of both December 31, 2020 and 2019. This asset will be amortized into interest expense over the five year life of the SoftBank Senior Unsecured Notes. During the year ended December 31, 2020, the Company recorded $79.9 million of interest expense associated with the amortization of this deferred financing cost.

The warrants issued to SoftBank Obligor in December 2019 to purchase 43,295,973 shares of the Company’s Series H-3 Convertible Preferred Stock or Series H-4 Convertible Preferred Stock at an exercise price of $0.01 per share, issued in connection with the agreement by SoftBank Obligor to provide credit support for the 2020 LC Facility (“the 2020 LC Facility Warrant”), were valued at $139.6 million as of December 31, 2020 and were valued at $284.4 million at both issuance and as of December 31, 2019. During the year ended December 31, 2020, the Company recognized a gain of $144.3 million resulting from changes in fair value of the 2020 LC Facility Warrant, included in gain (loss) from change in fair value of related party financial instruments on the accompanying consolidated statements of operations. During the year ended December 31, 2020, no H-3 or H-4 shares were issued in connection with the 2020 LC Facility Warrant.

The 2020 LC Facility Warrant of $284.4 million was capitalized at issuance as a deferred financing cost and included, net of accumulated amortization, as a component of other assets on the accompanying consolidated balance sheets as of December 31, 2020 and 2019. This asset will be amortized into interest expense from February 10, 2020 through the February 10, 2023 termination date of the 2020 LC Facility. During the year ended December 31, 2020, the Company recorded $84.1 million of interest expense associated with the amortization of this deferred financing cost.

Other than customary adjustments for recapitalizations and other reorganizations, the warrants associated with the SoftBank Senior Unsecured Notes Warrant and the 2020 LC Facility Warrant, (collectively the “Penny Warrants” or the “SoftBank Debt Financing Warrant Liability”) were subject to anti-dilution protection for any increase in the Company’s capital stock prior to December 27, 2020, as a result SoftBank Obligor was entitled to an additional 6,121,239 number of warrants that were also outstanding as of December 31, 2020. The Penny Warrants became exercisable on April 1, 2020 and expire on December 27, 2024. The Company recorded an ASC 480 liability representing the fair value of the Penny Warrants. The measurement of the Penny Warrants is considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs. As of December 31, 2020 and 2019 the SoftBank Debt Financing Warrant Liability totaled $418.9 million and $853.3 million, respectively and was included as a component of the convertible related party liabilities, net on the accompanying consolidated balance sheets.

The Company also agreed to reimburse SBG for all fees and expenses incurred in connection with the SoftBank Transactions in an aggregate amount up to $50.0 million of which $35.5 million was paid during the year ended December 31, 2020 and the remaining $14.5 million was included as a component of accounts payable and accrued expenses on the accompanying consolidated balance sheet as of December 31, 2020. The Company allocated $20.0 million of the total costs as deferred financing costs included net of accumulated amortization within other assets on the consolidated balance sheet which will be amortized into interest expense over the life of the debt facility to which it was allocated. During the year ended December 31, 2020, the Company recorded $3.7 million of interest expense associated with the amortization of these deferred financing costs and wrote-off $5.0 million of these costs which were allocated to the terminated SoftBank Senior Secured Debt noted above. The Company allocated $15.0 million as equity issuance costs associated with the 2019 Warrant, recorded as a reduction of the Series H-1 Preferred Share balance on the consolidated balance sheet during the fourth quarter of 2019. The remaining $15.0 million was expensed as a transaction cost during the fourth quarter of 2019 as it related to various other components of the SoftBank Transactions which did not qualify for capitalization.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

SoftBank Debt Financing Costs due to Third Parties

As of December 31, 2020 and 2019, respectively the Company had capitalized a total of $5.4 million and $5.2 million, respectively in net debt issuance costs paid or payable to third parties associated with the SoftBank Debt Financing which will be amortized over a three to five year period. Such costs were capitalized as deferred financing costs and included as a component of other assets, net of accumulated amortization, on the accompanying consolidated balance sheet. During the year ended December 31, 2020, the Company recorded $2.1 million of interest expense relating to the amortization of these costs.

Convertible Note—During 2018, the Company entered into an agreement for the issuance of a convertible promissory note (the “Convertible Note”) with SBG, and in August 2018, the Company drew down on the full $1.0 billion commitment.

Under the original terms of the Convertible Note, interest was scheduled to begin accruing on September 1, 2019, at a rate of 2.80%, compounded annually, and required repayment upon maturity on February 12, 2024, unless converted earlier. If not earlier converted or repaid in connection with a qualifying initial public offering as defined or the sale of the Company, all of the outstanding principal and interest due under the original terms of the Convertible Note would have converted into preferred stock of the Company upon a preferred stock financing providing to the Company gross proceeds of at least $2.0 billion (including the value of the Convertible Note).

In 2019, the Company and SBWW agreed to modify certain provisions of the Convertible Note. As the Convertible Note was payable to a principal stockholder, the Company recognized the change in fair value of the Convertible Note before and after modification, as an increase to additional paid in capital in the amount of $236.4 million during the year ended December 31, 2019.

As the Convertible Note included an interest-free period and the interest rate was also below the market effective rate for a similar borrowing, an original issue discount of $170.0 million was recorded upon the initial draw in August 2018 and an original issue discount of $286.8 million was recorded upon the modification in January 2019, each based on the fair value of the Convertible Note on the relevant date. As the borrowing at a discount was provided by a principal stockholder, the original discount of $170.0 million and the $116.9 million incremental increase in value of the discount upon amendment were both treated as capital contributions and included in additional paid in capital during 2018 and 2019, respectively. In addition, the Company recognized $119.5 million of additional capital contributions during the year ended December 31, 2019, relating to a change in fair value upon amendment of the terms of the Convertible Note. The Company estimated the fair values of the Convertible Note using a probability-weighted valuation scenario model.

The Convertible Note’s original and amended terms also contained embedded redemption features that are required to be bifurcated and separately accounted for as derivatives. These embedded features were accounted for together as a single compound derivative. The Company estimated the fair value of the compound derivative at inception, upon amendment and at each reporting period, by comparing the value of the Convertible Note to a similar note without redemption features, the difference between the two values representing the value of the bifurcated redemption features. The bifurcation of the embedded redemption features represented a value of $178.8 million at the date of issuance and $25.3 million upon the subsequent amendment. As of June 30, 2019, the embedded redemption derivative had a fair value of zero as the probability of the redemption became remote upon the draw of the Amended 2018 Warrant discussed below. The embedded redemption derivative was accounted for in the same manner as a freestanding derivative pursuant to ASC 815, Derivatives and Hedging, with subsequent changes in fair value recorded as an increase to or a reduction of interest expense each period.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Prior to conversion, the fair value measurements of the debt discount and the embedded redemption features were considered to be Level 3 fair value measurements in the fair value hierarchy as per ASC 820, Fair Value Measurements, as they were determined using observable and unobservable inputs.

In July 2019, the Amended 2018 Warrant was exercised, as further discussed below, which also triggered the conversion of the $1.0 billion principal amount of the Convertible Note into 9,090,909 shares of Series G-1 Preferred Stock. Upon conversion, the Company recorded the Series G-1 Preferred Stock at $723.0 million, representing the net unamortized carrying amount of the Convertible Note and the related embedded redemption derivative as of the date of conversion.

During the year ended December 31, 2019, the Company recorded interest expense of $36.4 million, which represents the imputed interest on the Convertible Note at an effective interest rate of 10% and also recorded a reduction of interest expense of $1.7 million which represents the decline in the fair value of the embedded redemption derivative liability from January 1, 2019 through the January 2019 amendment and a reduction of interest expense of $25.3 million which represents the decline in the fair value of the embedded redemption derivative liability from the January 2019 amendment through December 31, 2019. During the year ended December 31, 2018, the Company recorded imputed interest expense on the Convertible Note totaling $22.4 million and interest expense totaling $97.6 million related to the change in fair value of the embedded redemption feature.

Amended 2018 Warrant—On November 1, 2018, the Company entered into a warrant agreement with SBWW pursuant to which the Company agreed to issue to SBWW shares of the Company’s capital stock (the “2018 Warrant” and as amended in January 2019, the “Amended 2018 Warrant”). During the year ended December 31, 2018, the Company recognized a capital contribution of $69.0 million and an equal off-setting amount within additional paid-in capital representing the fair value of the arrangement upon execution.

In January 2019 and April 2019 the Company drew down on the Amended 2018 Warrant and received $1.5 billion and $1.0 billion in cash, respectively. Upon the draws, during the year ended December 31, 2019, the Company removed $68.8 million of the equity asset that was established upon entering into the arrangement in November 2018 from its consolidated balance sheet. During the year ended December 31, 2019, the Company recorded a gain totaling $456.6 million, resulting from an increase in fair value of the related party instrument.

The Amended 2018 Warrant was classified as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), as the warrant embodied a potential cash settlement obligation to repurchase shares that was outside of the Company’s control. In accordance with ASC 480, the warrant liability was remeasured to fair value each reporting period, with changes recognized in the gain (loss) from change in fair value of financial instruments on the accompanying consolidated statements of operations. The measurement of the Amended 2018 Warrant was considered to be a Level 3 fair value measurement, as it was determined using observable and unobservable inputs.

In July 2019, immediately prior to the legal entity reorganization transactions discussed in Note 1, the early exercise provision was triggered and the outstanding Amended 2018 Warrant was exercised for the issuance of 22,727,273 shares of Series G-1 Preferred Stock. Upon the July 2019 exercise, the Company recorded the Series G-1 Preferred Stock issued at $1,974.5 million, equal to the fair value of the warrant just prior to exercise, less $16.5 million of stock issuance costs previously deferred in connection with Amended 2018 Warrant.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 15. Long-Term Debt, Net

Long-term debt, net consists of the following:

			December 31,
(Amounts in thousands, except percentages)	Maturity Year	Interest Rate	2020	2019
Senior Notes:	2025	7.875%
Outstanding principal balance			$669,000	$669,000
Less: Unamortized debt issuance costs			(11,363)	(13,453)

Total Senior Notes, net			657,637	655,547

424 Fifth Venture Loans:
Mortgage Loan	2022(1)	LIBOR (2) + 3.45%	—	335,750
Senior Mezzanine Loan	2022(1)	LIBOR (2)+ 5.27%	—	100,725
Junior Mezzanine Loan	2022(1)	LIBOR (2)+ 7.40%	—	222,336
Less: Unamortized debt issuance costs			—	(17,538)

Total 424 Fifth Venture Loans, net			—	641,273

Other Loans:
Outstanding principal balance	2021 - 2022	2.5% - 3.0%	43,833	95,473
Less: Current portion of Other Loans			(13,114)	(2,862)

Total non-current portion Other Loans, net			30,719	92,611

Total long-term debt, net			$688,356	$1,389,431

(1)	The original maturity date excluded two one-year extension options subject to extension fees and certain conditions that were available prior to the repayment of these loans in March 2020.
(2)

The 424 Fifth Venture loan agreements included a LIBOR floor of 2.513% and a LIBOR cap of 4%. The LIBOR interest rate cap was scheduled to expire on February 9, 2021 prior to the termination of these contracts in March 2020 in conjunction with the repayment of the underlying loans.

Senior Notes — In April 2018, the Company issued $702.0 million in aggregate principal amount of unsecured senior notes due 2025 (the “Senior Notes”) at a 7.875% interest rate in a private offering pursuant to Rule 144A under the Securities Act and Regulation S under the Securities Act. The Company’s gross proceeds of $702.0 million, from the issuance of the Senior Notes, were recorded net of debt issuance costs of $17.4 million. The debt issuance costs are deferred and will be amortized into interest expense over the term of the Senior Notes using the effective interest method. Interest on the Senior Notes accrues and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The Company may redeem the Senior Notes, in whole or in part, at any time prior to maturity, subject to certain make-whole premiums. The Senior Notes mature on May 1, 2025 at 100% of par.

During the year ended December 31, 2019, the Company repurchased $33.0 million in aggregate principal amount of the Senior Notes for total consideration of $32.4 million. The Company recorded a gain of $0.3 million in connection with these repurchases, net of the write off of related unamortized debt issuance costs, which is included as a reduction to interest expense in the accompanying consolidated statements of operations for the year ended December 31, 2019. No Senior Notes were repurchased during the year ended December 31, 2020 and 2018. As of December 31, 2020 and 2019, $669.0 million in aggregate principal remains outstanding.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Upon the occurrence of certain change of control triggering events, the Company may be required to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the date of repurchase. The Senior Notes contain certain restrictive covenants that limit the Company’s ability to create certain liens, to enter into certain affiliated transactions and to consolidate or merge with, or convey, transfer or lease all or substantially all of its assets, subject to important qualifications and exceptions.

The Senior Notes (i) rank equally in right of payment with the SoftBank Senior Unsecured Notes, any payment obligations under the 2020 LC Facility and any existing and future senior indebtedness of the Company, (ii) are senior in right of payment to any existing and future subordinated obligations of the Company, and (iii) are effectively subordinated to all secured indebtedness of the Company (including obligations under the 2020 LC Facility discussed in Note 24) to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to all liabilities of any subsidiary that does not guarantee the Senior Notes.

The Senior Notes are unconditionally guaranteed on a senior basis by each of our subsidiaries that guarantees obligations under the Company’s 2020 LC Facility or certain other indebtedness of the Company as a guarantor. As of December 31, 2020, each restricted subsidiary that guaranteed obligations under the 2020 LC Facility discussed in Note 24 also guaranteed the Senior Notes.

Subsequent to the July 2019 legal entity reorganization, WeWork Companies LLC is the obligor of its Senior Notes, which is also fully and unconditionally guaranteed by WeWork Inc. WeWork Inc. and the other subsidiaries that sit above WeWork Companies LLC in our legal structure are holding companies that conduct substantially all of their business operations through WeWork Companies LLC. As of December 31, 2020, based on the covenants and other restrictions of the Senior Notes, WeWork Companies LLC is restricted in its ability to transfer funds by loans, advances or dividends to WeWork Inc. and as a result all of the net assets of WeWork Companies LLC are considered restricted net assets of WeWork Inc. See the Supplementary Information — Consolidating Balance Sheet, for additional details regarding the net assets of WeWork Companies LLC.

The indenture that governs the Senior Notes also restricts us from incurring indebtedness or liens or making certain investments or distributions, subject to a number of exceptions. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Liquidity (as defined in the indenture that governs our Senior Notes). For incurrences in 2019, Minimum Liquidity was required to be 0.7 times Total Indebtedness (as defined in the indenture that governs our Senior Notes) and for incurrences in 2020, Minimum Liquidity was required to be 0.3 times Total Indebtedness. Beginning on January 1, 2021, there is no longer a Minimum Liquidity requirement. Certain of these exceptions included in the indenture that governs our Senior Notes are subject to us having Minimum Growth-Adjusted EBITDA (as defined in the indenture that governs our Senior Notes) for the most recent four consecutive fiscal quarters. For incurrences in fiscal years ending December 31, 2019, 2020, 2021 and 2022-2025, the Minimum Growth-Adjusted EBITDA required for the immediately preceding four consecutive fiscal quarters is $200 million, $500 million, $1,000 million and $2,000 million, respectively. For the four quarters ended December 31, 2020, the Company’s Minimum Growth-Adjusted EBITDA, as calculated in accordance with the indenture, was less than the $1,000 million requirement effective as of January 1, 2021. As a result, the Company will be restricted in its ability to incur certain new indebtedness in 2021 that was not already executed or committed to as of December 31, 2019, until such Minimum Growth-Adjusted EBITDA increases above the threshold required. The restrictions of the Senior Notes do not impact our ability to access the unfunded commitments pursuant to the SoftBank Senior Unsecured Notes and the SoftBank Senior Secured Notes.

During the year ended December 31, 2020, the Company recorded interest expense of $52.7 million and amortization of deferred financing costs recorded as interest expense of $2.1 million related to the Senior Notes.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

During the year ended December 31, 2019, the Company recorded interest expense of $53.8 million and amortization of deferred financing costs recorded as interest expense of $2.1 million related to the Senior Notes. During the year ended December 31, 2018, the Company recorded interest expense of $37.0 million and amortization of deferred financing costs recorded as interest expense of $1.2 million related to the Senior Notes.

424 Fifth Venture Loans — On February 8, 2019, the 424 Fifth Venture entered into three loans (collectively, the “424 Venture Loans”) relating to the 424 Fifth Property and development project with availability totaling $900 million. In March 2020, the 424 Fifth Property was sold and a portion of the sale proceeds were utilized to repay the principal and interest outstanding on the 424 Venture Loans in full. The Company accounted for this repayment as a debt extinguishment in accordance with ASC 470, Debt and recorded a loss of $71.6 million included within loss on extinguishment of debt on the consolidated statements of operations for the year ended December 31, 2020. The loss on extinguishment represents the difference between the $756.6 million in cash paid, including a prepayment penalty and various other closing costs totaling $56.1 million and the net carrying amount of the debt and unamortized debt issuance costs immediately prior to the extinguishment of $685.0 million. This extinguishment was not considered to be a troubled debt restructuring.

During 2020, for the period prior to extinguishment, the weighted average interest rate on the 424 Fifth Venture Loans was 7.8% and $10.4 million of interest expense was originally included within the Company’s construction in progress balance as a component of property and equipment, immediately prior to the sale, as the 424 Fifth Property was under development and not ready for its intended use before it was sold. During the year ended December 31, 2019, the weighted average interest rate on the 424 Fifth Venture Loans was 7.6%, and $43.4 million of interest expense was capitalized.

The 424 Fifth Venture Loans were secured only by the assets and equity of the 424 Fifth Venture, and were recourse to the Company in certain limited circumstances, and the Company had provided certain customary performance guarantees standard for real estate and construction financing.

Other Loans — As of December 31, 2020 and 2019, the Company had various other loans (the “Other Loans”) with outstanding principal amounts of $43.8 million and $95.5 million, respectively, and interest rates ranging from 2.5% to 3.0% and 2.5% to 6.2%, respectively. During the years ended December 31, 2020, 2019 and 2018, the Company recorded interest expense of $2.5 million, $4.3 million and $1.7 million respectively, related to these Other Loans. The Company repaid $54.5 million of principal and recorded a $1.0 million loss on extinguishment of debt in connection with the prepayment of principal of Other Loans during the year ended December 31, 2020.

Principal Maturities — Combined aggregate principal payments for current and long-term debt as of December 31, 2020 are as follows:

(Amounts in thousands)	Total
2021	$13,114
2022	30,719
2023	—
2024	—
2025	669,000
2026 and beyond	—

Total minimum payments	$712,833

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 16. Fair Value Measurements

Recurring Fair Value Measurements

The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2020
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$330,049	$—	$—	$330,049
Other investments — available-for-sale convertible notes	—	—	49,849	49,849

Total assets measured at fair value	$330,049	$—	$49,849	$379,898

Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$—	$—	$—	$—
Other current liabilities — IndiaCo Forward Contract Liability	—	—	7,907	7,907
Convertible related party liabilities — SoftBank Senior Unsecured Notes Warrant	—	—	279,269	279,269
Convertible related party liabilities — 2020 LC Facility Warrant	—	—	139,639	139,639

Total liabilities measured at fair value	$—	$—	$426,815	$426,815

	December 31, 2019
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents — money market funds and time deposits	$910,093	$—	$—	$910,093
Other investments — available-for-sale convertible notes	—	—	5,541	5,541

Total assets measured at fair value	$910,093	$—	$5,541	$915,634

Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$—	$—	$445	$445
Convertible related party liabilities — 2019 Warrant	—	—	1,297,758	1,297,758
Convertible related party liabilities — SoftBank Senior Unsecured Notes Warrant	—	—	568,877	568,877
Convertible related party liabilities — 2020 LC Facility Warrant	—	—	284,440	284,440

Total liabilities measured at fair value	$—	$—	$2,151,520	$2,151,520

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The tables below provide a summary of the changes in assets and liabilities recorded at fair value and classified as Level 3:

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Assets:
Balance at beginning of period	$5,541	$5,319
Purchases	85,000	—
Credit loss valuation allowance included in income (loss) from equity method and other investments	(43,857)	—
Unrealized gain on available-for-sale securities included in other comprehensive income	4,369	—
Accrued interest income	5,840	320
Accrued interest collected	(2,678)	—
Foreign currency translation gains (losses) included in other comprehensive income	3,810	—
Foreign currency gain (loss) included in net income	(8,177)	(98)

Balance at end of period	$49,848	$5,541

	Year Ended December 31, 2020
(Amounts in thousands)	Balance at Beginning of Period	Additions	Settlements	Change in Fair Value (1)	Foreign Currency Translation Gains (Losses) Included in Other Comprehensive Income	Balance at End of Period
Liabilities:
Contingent consideration payable in stock	$445	$—	$(319)	$(122)	$(4)	$—
IndiaCo Forward Contract Liability	—	9,507	—	(1,600)	—	7,907
2019 Warrant	1,297,758	—	(911,120)	(386,638)	—	—
SoftBank Senior Unsecured Notes Warrant	568,877	—	(934)	(288,674)	—	279,269
2020 LC Facility Warrant	284,440	—	(466)	(144,335)	—	139,639

Total	$2,151,520	$9,507	$(912,839)	$(821,369)	$(4)	$426,815

(1)

During the year ended December 31, 2020 $0.1 million of the change in fair value was included as a reduction of selling, general and administrative expenses, $1.6 million was included as a gain within income (loss) from equity method and other investments on the accompanying consolidated statements of operations and $819.6 million was included as a gain from change in fair value of related party financial instruments on the accompanying consolidated statements of operations.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

	Year Ended December 31, 2019
(Amounts in thousands)	Balance at Beginning of Period	Additions	Settlements	Change in Fair Value (1)	Foreign Currency Translation Gains (Losses) Included in Other Comprehensive Income	Balance at End of Period
Liabilities:
Contingent consideration payable in stock	$129,811	$—	$(68,090)	$(61,650)	$374	$445
Contingent consideration payable in cash	10,520	—	(11,496)	983	(7)	—
Embedded redemption derivative	276,371	25,295	(274,617)	(27,049)	—	—
2018 Warrant	—	1,818,273	(1,974,545)	156,272	—	—
2019 Warrant	—	1,280,292	(200,000)	217,466	—	1,297,758
SoftBank Senior Unsecured Notes Warrant	—	568,877	—	—	—	568,877
2020 LC Facility Warrant	—	284,440	—	—	—	284,440

Total	$416,702	$3,977,177	$(2,528,748)	$286,022	$367	$2,151,520

(1)

During the year ended December 31, 2019, $60.7 million of the change in fair value was included as a reduction of selling, general and administrative expenses, $27.0 million was included as a reduction of interest expense and $373.7 million loss was included as a reduction in the gain from change in fair value of related party financial instruments on the consolidated statements of operations.

During the year ended December 31, 2020, there were $43.9 million of unrealized losses included in income (loss) from equity method and other investments, relating to Level 3 assets held as of December 31, 2020. During the year ended December 31, 2019 there were no unrealized gains or (losses) relating to Level 3 assets held as of December 31, 2019. The Company does not intend to sell its investments in available-for-sale convertible notes and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

During the year ended December 31, 2020, there were $0.1 million of unrealized gains included as a reduction in selling, general and administrative expenses, $1.6 million included as a gain within income (loss) from equity method and other investments and $433.0 million of unrealized gains included as gain (loss) from change in fair value of related party financial instruments relating to Level 3 liabilities held as of December 31, 2020.

During the year ended December 31, 2019, there were $60.7 million of unrealized gains included as a reduction in selling, general and administrative expenses and $217.5 million of unrealized losses included as gain (loss) from change in fair value of related party financial instruments relating to Level 3 liabilities held as of December 31, 2019.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The valuation techniques and significant unobservable inputs used in the recurring fair value measurements categorized within Level 3 of the fair value hierarchy are as follows:

	December 31, 2020
	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average)
Level 3 Assets:
Other investments — available-for-sale convertible notes	$49,849	Discounted cash flow/Market approach	Price per share	$2.97
Level 3 Liabilities:
IndiaCo Forward Contract Liability	$7,907	Discounted cash flow	Price per share	$2.97
Convertible related party liabilities	$418,908	Discounted cash flow	Preferred share fair values	$3.09

	December 31, 2019
	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average)
Level 3 Assets:
Other investments — available-for-sale convertible notes	$5,541	Discounted cash flow	Market interest rate	6.0%
Level 3 Liabilities:
Other current liabilities — contingent consideration relating to acquisitions payable in stock	$445	Discounted cash flow	Price per common share	$0.02 - $3.97 ($3.72)
Convertible related party liabilities	$2,151,075	Discounted cash flow	Price per preferred share	$6.10 - $11.58 ($9.41)

Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s assets and liabilities may differ from values that would have been used had a ready market for the securities existed.

Nonrecurring Fair Value Measurements

Non-financial assets and liabilities measured at fair value in the consolidated financial statements on a nonrecurring basis consist of certain investments, goodwill, intangibles and other long-lived assets on which impairment adjustments were required to be recorded during the period and assets and related liabilities held for sale which, if applicable, are measured at the lower of their carrying value or fair value less any costs to sell.

As discussed in Note 6, on October 2, 2020, ChinaCo was deconsolidated. The Company’s remaining 21.6% ordinary share investment was valued at $26.3 million upon deconsolidation and will be accounted for as an equity method investment. The initial fair value of the Company’s retained investment in ChinaCo was determined using a combination of the market approach and the implied value of ChinaCo based on the TBP

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

investment and a discounted cash flow valuation model that incorporated level 3 unobservable inputs relevant to the valuation of the Company’s retained ordinary shares versus the preferred shares acquired by TBP.

As of December 31, 2020, there were no assets or related liabilities held for sale included on the accompanying consolidated balance sheet. During the year ended December 31, 2020, the Company recorded an impairment charge of $17.0 million related to assets and liabilities previously classified as held for sale determined to be Level 2 within the fair value hierarchy based primarily on respective contracts of sale.

As of December 31, 2019, assets and related liabilities held for sale totaling $109.5 million on a net basis were included on the accompanying consolidated balance sheet, on which the Company recorded an impairment charge of $2.6 million during the three months ended December 31, 2019, determined to be Level 2 within the fair value hierarchy based primarily on respective contracts of sale. The assets held for sale as of December 31, 2019 includes $12.3 million of goodwill and intangibles, on which an impairment charge of $165.9 million was recorded during the three months ended September 30, 2019, prior to its held for sale classification and was also determined to be Level 2 within the fair value hierarchy based primarily on a contract of sale. The Company also recorded a $69.5 million write-off of other goodwill during the three months ended December 31, 2019, based on no future cash flow projections relating to those assets. As of December 31, 2019, the consolidated balance sheet also included an investment totaling $35.0 million after recording a $23.3 million impairment during the three months ended December 31, 2019, determined to be Level 2 within the fair value hierarchy also based primarily on a contract of sale.

The Company also recorded impairment charges and other write-offs of certain other long-lived assets, impairing such assets to a carrying value of zero, for impairment charges totaling $943.7 million, $129.3 million and $29.6 million during the years ended December 31, 2020, 2019 and 2018, respectively. During the year ended December 31, 2020, the Company also recorded impairment charges totaling $201.2 million relating to right-of-use assets and property and equipment with an as adjusted remaining carrying value totaling $343.1 million as of December 31, 2020, valued based on level 3 inputs representing market rent data for the market the right-of-use assets are located in.

Other Fair Value Disclosures

The estimated fair value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to their short maturity periods. As of December 31, 2020, the estimated fair value of the Company’s Senior Notes, excluding unamortized debt issuance costs, was approximately $454.3 million based on recent trading activity (Level 1). For the remainder of the Company’s long-term debt, the carrying value approximated the fair value as of December 31, 2020.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 17. Revenue Recognition

Disaggregation of Revenue

The following table provides disaggregated detail of the Company’s revenue by major source for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
ASC 606 membership and service revenue (1)	$2,418,259	$2,700,540	$1,697,336
ASC 842 rental and service revenue	715,019	358,154	N/M

Total membership and service revenue	3,133,278	3,058,694	1,697,336
Other revenue	282,587	399,899	124,415

Total revenue	$3,415,865	$3,458,593	$1,821,751

N/M - During the year ended December 31, 2018, the revenue recognized from membership contracts accounted for as leases in accordance with ASC 840 were not material and are included with the ASC 606 membership and service revenue above.

(1)	Revenue for the year ended December 31, 2018 was recognized in accordance with ASC 605, Revenue Recognition.

Contract Balances

The following table provides information about contract assets and deferred revenue from contracts with customers recognized in accordance with ASC 606:

	December 31,
(Amounts in thousands)	2020	2019
Contract assets (included in accounts receivable and accrued revenue, net)	$36,284	$73,056
Contract assets (included in other current assets)	$13,111	$16,678
Contract assets (included in other assets)	$22,300	$14,861
Deferred revenue	$(74,645)	$(139,820)

Revenue recognized in accordance with ASC 606 during the year ended December 31, 2020, which was included in deferred revenue as of January 1, 2020, was $89.7 million. Revenue recognized during the year ended December 31, 2019, which was included in deferred revenue as of January 1, 2019, was $93.2 million.

Assets Recognized from the Costs to Obtain a Contract with a Customer

As of December 31, 2020 and 2019, the Company had $31.6 million and $57.9 million, respectively, of prepaid member referral fees included in other current assets and had $18.0 million and $30.4 million, respectively, of prepaid member referral fees included in other assets on the accompanying consolidated balance sheets. During the years ended December 31, 2020 and 2019, the Company recognized $94.0 million and $129.7 million, respectively, of amortization of capitalized contract costs. The amortization of these costs is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Remaining Performance Obligations

The aggregate amount of the transaction price allocated to the Company’s remaining performance obligations that represent contracted customer revenues that have not yet been recognized as revenue as of December 31, 2020, that will be recognized as revenue in future periods over the life of the customer contracts, in accordance with ASC 606, was approximately $1 billion. Over half of the remaining performance obligation as of December 31, 2020 is scheduled to be recognized as revenue within the next twelve months, with the remaining to be recognized over the remaining life of the customer contracts, the longest of which extends through 2031.

Approximate future minimum lease cash flows to be received over the next five years and thereafter for non-cancelable membership agreements accounted for as leases in accordance with ASC 842 in effect at December 31, 2020 are as follows:

(Amounts in thousands)	ASC 842 Revenue
2021	$626,292
2022	365,408
2023	210,101
2024	128,612
2025	65,563
2026 and beyond	75,371

Total	$1,471,347

The combination of the remaining performance obligation to be recognized as revenue under ASC 606 plus the remaining future minimum lease cash flows of the Company’s member contracts that qualify as leases is comparable to what the Company has historically referred to as “Committed Revenue Backlog”, which totaled approximately $3 billion and $4 billion as of December 31, 2020 and 2019, respectively. The Company has excluded from these amounts contracts with variable consideration where revenue is recognized using the right to invoice practical expedient.

Note 18. Leasing Arrangements

The real estate operating lease cost incurred before a location opens for member operations is recorded in pre-opening location expenses on the accompanying consolidated statements of operations. Once a location opens for member operations, the entire real estate operating lease cost is included in location operating expenses on the accompanying consolidated statements of operations. Real estate operating lease cost for the Company’s corporate offices and relating to other offerings not directly related to our space-as-a-service offering, for the periods subsequent to acquisition and prior to disposal or wind down, are included in selling, general and administrative expenses on the accompanying consolidated statements of operations. In connection with the restructuring described in Note 3, the Company has decided to strategically close certain locations and terminate certain leases. Any lease termination payments or other remaining lease costs under these leases, where a previously opened location has been closed in preparation for executing a lease termination and/or where a termination agreement has been reached with the landlord, are included in restructuring and other related costs on the accompanying consolidated statements of operations. Other lease terminations, not associated with the restructuring described in Note 3, are classified consistent with the original classification of the lease cost prior to termination. Real estate operating lease cost incurred during the period in which a workspace location has been closed for member operations and all members have been relocated to a new workspace location, before management’s decision to enter negotiations to terminate a lease is recorded in pre-opening location expenses on the accompanying consolidated statements of operations.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

“Lease cost contractually paid or payable” for each period presented below represents cash payments due for base and contingent rent, common area maintenance amounts and real estate taxes payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.

The non-cash adjustment to record lease cost “free rent” periods and lease cost escalation clauses on a straight-line basis over the term of the lease beginning on the date of initial possession is presented as “Non-cash GAAP straight-line lease cost” below. Non-cash GAAP straight-line lease cost also includes the amortization of any capitalized initial direct costs associated with obtaining a lease.

The tenant improvement allowances and broker commissions received or receivable by the Company for negotiating the Company’s leases are amortized on a straight-line basis over the lease term, as a reduction to the total operating lease cost and are presented as “amortization of lease incentives” below.

“Early termination fees and related (gain)/loss” for each period presented below includes payments due as a result of lease terminations, recorded on a straight-line basis over any remaining lease period as well as any gain or loss recognized on termination. When a lease is terminated, the lease liability and right of use asset is derecognized and any difference is recognized as a gain or loss on termination.

During the year ended December 31, 2020, the Company terminated leases associated with a total of 82 consolidated pre-open locations, including 7 associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated and strategically closed 24 previously open Consolidated Locations, including 9 associated with ChinaCo during the nine months ended September 30, 2020 that it was consolidated. Management is continuing to evaluate our real estate portfolio in connection with its ongoing restructuring efforts and expects to exit additional leases over the remainder of 2021.

During the year ended December 31, 2020, the Company has also successfully amended over 200 leases for a combination of partial terminations to reduce our leased space, rent reductions, rent deferrals, offsets for tenant improvement allowances and other strategic changes. These amendments and full and partial lease terminations have resulted in an estimated reduction of approximately $4 billion in total future undiscounted fixed minimum lease cost payments that were scheduled to be paid over the life of the original executed lease agreements, including changes to the obligations of ChinaCo which occurred during the period it was consolidated. The deconsolidation of ChinaCo on October 2, 2020 also resulted in a decline of approximately $2.7 billion in our consolidated total future undiscounted fixed minimum lease cost payments based on the future obligations that existed as of September 30, 2020 just prior to the deconsolidation.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The components of total real estate operating lease cost for leases recorded under ASC 842 are as follows:

	Year Ended December 31, 2020
	Reported in:
			Selling,
	Location	Pre-opening	General and	Restructuring
(Amounts in thousands)	Operating Expenses	Location Expenses	Administrative Expenses	and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$2,638,455	$128,452	$61,991	$1,863	$2,830,761
Non-cash GAAP straight-line lease cost	380,851	171,772	19,727	576	572,926
Amortization of lease incentives	(297,828)	(40,550)	(6,138)	(1,084)	(345,600)

Total real estate operating lease cost	$2,721,478	$259,674	$75,580	$1,355	$3,058,087

Early termination fees and related (gain)/loss	$—	$—	$—	$(37,354)	$(37,354)

	Year Ended December 31, 2019
	Reported in:
			Selling,
	Location	Pre-opening	General and	Restructuring
(Amounts in thousands)	Operating Expenses	Location Expenses	Administrative Expenses	and Other Related Costs	Total
Lease cost contractually paid or payable for the period	$1,686,431	$119,220	$64,949	$144	$1,870,744
Non-cash GAAP straight-line lease cost	411,161	484,099	19,776	—	915,036
Amortization of lease incentives	(169,676)	(60,447)	(6,109)	—	(236,232)

Total real estate operating lease cost	$1,927,916	$542,872	$78,616	$144	$2,549,548

Early termination fees and related (gain)/loss	$553	$—	$—	$3,162	$3,715

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The components of total real estate operating lease cost for leases recorded under ASC 840 are as follows:

	Year Ended December 31, 2018
	Reported in:
			Selling,
	Location	Pre-opening	General and	Restructuring
(Amounts in thousands)	Operating Expenses	Location Expenses	Administrative Expenses	and Other Related Costs	Total
Lease cost contractually paid or payable for the period(1)	$824,650	$80,736	$18,730	$—	$924,116
Non-cash GAAP straight-line lease cost	268,125	268,593	6,124	—	542,842
Amortization of lease incentives	(88,867)	(3,759)	(1,209)	—	(93,835)

Total real estate operating lease cost	$1,003,908	$345,570	$23,645	$—	$1,373,123

Early termination fees and related (gain)/loss	$—	$—	$—	$—	$—

(1)

Common area maintenance charges and real estate taxes, or “tenancy costs” are a non-lease component as defined in ASC 842. We have elected to not separate non-lease components in the determination of our lease obligation and therefore the costs associated with common area maintenance charges and real estate taxes billed in addition to our base rent, where applicable, have been included as a component of our total operating lease costs in 2019 and 2020. For comparability purposes, we have presented incremental common area maintenance charges and real estate taxes collectively, “tenancy costs”, contractually paid or payable, shown as a component of the total operating lease cost in all periods presented.

During the year ended December 31, 2018, the Company recognized contingent rent expenses totaling $22.7 million, included in as a component of the total real estate operating lease cost for the year.

The Company’s total ASC 842 operating lease costs include both fixed and variable components as follows:

	Year Ended December 31, 2020
	Reported in:
			Selling,
	Location	Pre-opening	General and	Restructuring
(Amounts in thousands)	Operating Expenses	Location Expenses	Administrative Expenses	and Other Related Costs	Total
Fixed real estate lease costs	$2,283,042	$243,298	$67,172	$613	$2,594,125
Fixed equipment and other lease costs	2,085	—	30	—	2,115

Total fixed lease costs	$2,285,127	$243,298	$67,202	$613	$2,596,240

Variable real estate lease costs	$438,436	$16,376	$8,408	$742	$463,962
Variable equipment and other lease costs	2,877	40	151	—	3,068

Total variable lease costs	$441,313	$16,416	$8,559	$742	$467,030

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

	Year Ended December 31, 2019
	Reported in:
			Selling,
	Location	Pre-opening	General and	Restructuring
(Amounts in thousands)	Operating Expenses	Location Expenses	Administrative Expenses	and Other Related Costs	Total
Fixed real estate lease costs	$1,612,658	$507,591	$71,764	$144	$2,192,157
Fixed equipment and other lease costs	2,943	—	3,263	—	6,206

Total fixed lease costs	$1,615,601	$507,591	$75,027	$144	$2,198,363

Variable real estate lease costs	$315,258	$35,281	$6,852	$—	$357,391
Variable equipment and other lease costs	1,902	—	—	—	1,902

Total variable lease costs	$317,160	$35,281	$6,852	$—	$359,293

During 2018, the Company also had certain leases accounted for as capital leases under ASC 840 which beginning in 2019 are referred to as finance leases and accounted for under ASC 842. Total lease costs for these leases are as follows:

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Reported in:			Reported in:
	Depreciation			Depreciation
	and	Interest		and	Interest
(Amounts in thousands)	Amortization	Expense	Total	Amortization	Expense	Total
Total finance lease cost	$5,271	$4,675	$9,946	$4,499	$4,621	$9,120

	Year Ended December 31, 2018
	Reported in:
	Depreciation
	and	Interest
(Amounts in thousands)	Amortization	Expense	Total
Total capital lease cost	$2,162	$3,780	$5,942

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The below table presents the lease related assets and liabilities recorded on the accompanying balance sheet as of December 31, 2020 and 2019, as recorded in accordance with ASC 842:

		December 31,
(Amounts in thousands)	Balance Sheet Captions	2020	2019
Assets:
Operating lease right-of-use assets	Lease right-of-use assets, net	$15,107,880	$17,496,004
Finance lease right-of-use assets(1)	Property and equipment, net	48,116	35,580

Total leased assets		$15,155,996	$17,531,584

Liabilities:
Current liabilities
Operating lease liabilities	Current lease obligations	$842,680	$680,911
Finance lease liabilities	Current lease obligations	4,851	4,718

Total current liabilities		847,531	685,629

Non-current liabilities
Operating lease obligations	Long-term lease obligations	20,220,274	21,202,804
Finance lease obligations	Long-term lease obligations	43,332	48,359

Total non-current liabilities		20,263,606	21,251,163

Total lease obligations		$21,111,137	$21,936,792

(1)	Finance lease right-of-use assets are recorded net of accumulated amortization of $17.6 million and $13.0 million as of December 31, 2020 and 2019, respectively.

The weighted average remaining lease term and weighted average discount rate for operating and finance leases as of December 31, 2020 and 2019 were as follows:

	December 31, 2020		December 31, 2019
	Operating	Finance	Operating	Finance
Weighted average remaining lease term (in years)	13	10	14	10
Weighted average discount rate percentage	8.7%	7.5%	8.1%	7.4%

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company’s aggregate annual lease obligations relating to non-cancelable finance and operating leases in possession as of December 31, 2020 as presented in accordance with ASC 842:

(Amounts in thousands)	Finance Leases	Operating Leases	Total
2021	$9,447	$2,563,634	$2,573,081
2022	9,482	2,702,441	2,711,923
2023	9,092	2,757,020	2,766,112
2024	7,464	2,804,710	2,812,174
2025	6,338	2,835,422	2,841,760
2026 and beyond	32,470	23,362,437	23,394,907

Total undiscounted fixed minimum lease cost payments	74,293	37,025,664	37,099,957
Less amount representing lease incentive receivables(1)	—	(698,791)	(698,791)
Less amount representing interest	(26,109)	(15,263,919)	(15,290,028)

Present value of future lease payments	48,184	21,062,954	21,111,138
Less current portion of lease obligation	(4,851)	(842,680)	(847,531)

Total long-term lease obligation	$43,333	$20,220,274	$20,263,607

(1)

Lease incentives receivable primarily represent amounts expected to be received by the Company relating to payments for leasehold improvements that are reimbursable pursuant to lease provisions with relevant landlords and receivables for broker commissions earned for negotiating certain of the Company’s leases.

The future undiscounted fixed minimum lease cost payments for the leases presented above exclude an additional $3.5 billion relating to executed non-cancelable leases that the Company has not yet taken possession of as of December 31, 2020.

The Company’s aggregate annual lease obligations relating to non-cancelable finance and operating leases in possession as of December 31, 2019 as presented in accordance with ASC 842:

(Amounts in thousands)	Finance Leases	Operating Leases	Total
2020	$9,429	$2,416,519	$2,425,948
2021	9,511	2,824,330	2,833,841
2022	9,465	2,911,370	2,920,835
2023	8,931	2,960,557	2,969,488
2024	7,258	2,996,646	3,003,904
2025 and beyond	38,755	26,013,434	26,052,189

Total undiscounted fixed minimum lease cost payments	83,349	40,122,856	40,206,205
Less amount representing lease incentive receivables(1)	—	(1,794,191)	(1,794,191)
Less amount representing interest	(30,272)	(16,444,053)	(16,474,325)

Present value of future lease payments	53,077	21,884,612	21,937,689
Less obligations classified as held for sale	—	(897)	(897)
Less current portion of lease obligation	(4,718)	(680,911)	(685,629)

Total long-term lease obligation	$48,359	$21,202,804	$21,251,163

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1)

Lease incentives receivable primarily represent amounts expected to be received by the Company relating to payments for leasehold improvements that are reimbursable pursuant to lease provisions with relevant landlords and receivables for broker commissions earned for negotiating certain of the Company’s leases.

The future undiscounted fixed minimum lease cost payments for the leases presented above exclude an additional $9.2 billion relating to executed non-cancelable leases that the Company had signed as of December 31, 2019 but not yet taken possession of as of December 31, 2019.

Note 19. Income Taxes

UP-C Corporation Structure

On July 15, 2019, after a corporate restructure, WeWork Inc. is the sole owner of The We Company MC LLC (the “We Company MC”), a wholly owned disregarded entity, which is the general partner and holder of effectively 100% of the economic and control interest in the We Company Management Holdings L.P. Additionally, Teem Holdings Inc., Euclid WW Holdings Inc., Meetup Holdings Inc., and The We Company Management LLC, indirectly or directly became wholly owned subsidiaries of the We Company MC and limited partners of the WeWork Partnership along with various holders of WeWork Partnerships Profits Interest Units. As a partnership, the WeWork Partnership is generally not subject to U.S. federal and most state and local income taxes, however, the WeWork Partnership, through its 100% ownership of the equity in WeWork Companies LLC, is subject to withholding taxes in certain foreign jurisdictions. Any taxable income or loss generated by the WeWork Partnership is passed through to and included in the taxable income or loss of its members based on each member’s respective ownership percentage and adjusts the initial deferred tax asset for the basis difference established on the investment in the partnership. During the year ended December 31, 2020, the redemption of the partnership interest of Meetup and Teem, and sale of the stock of the entities, resulted in the reversal of some portion of the deferred tax asset and the recognition of a net capital loss.

The components of pre-tax loss are as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
U.S.	$(1,540,919)	$(2,497,989)	$(1,162,229)
Non-U.S.	(2,273,432)	(1,231,261)	(766,040)

Total pre-tax loss	$(3,814,351)	$(3,729,250)	$(1,928,269)

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The components of income tax provision (benefit) are as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Current tax provision (benefit):
Federal	$—	$—	$—
State and local	—	—	—
Non-U.S.	20,456	49,371	9,263

Total current tax provision	20,456	49,371	9,263

Deferred tax provision (benefit):
Federal	(118)	(148)	(1,741)
State and local	(324)	(510)	(6,777)
Non-U.S.	(508)	(3,076)	(1,595)

Total deferred tax provision (benefit)	(950)	(3,734)	(10,113)

Income tax provision (benefit)	$19,506	$45,637	$(850)

The reconciliation of the U.S. Federal statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019(1)	2018(1)
Income tax provision (benefit) at the U.S. Federal tax rate	$(801,014)	$(783,143)	$(404,937)
State income taxes, inclusive of valuation allowance	(256)	(403)	(5,354)
Withholding tax	8,350	13,712	—
Foreign rate differential	(39,240)	(23,087)	(14,355)
Stock-based compensation	30,567	13,772	4,251
Non-deductible expenses	15,056	13,333	16,196
Non-deductible financial instrument expense	(136,753)	(15,402)	27,768
Goodwill Impairment	1,492	39,482	—
Rate Change	(143,058)	10,259	5,238
ChinaCo Deconsolidation	286,637	—	—
Other, net	54,609	(3,298)	(1,775)
Valuation allowance	743,116	780,412	372,118

Income tax provision (benefit)	$19,506	$45,637	$(850)

(1)	Certain lines from the prior years have been reclassified to align with the 2020 presentation with no impact to the Income tax provision (benefit) amount.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Deferred income taxes reflect the effect of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The components of deferred tax assets and liabilities are as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019(2)
Deferred tax assets:
Investment in partnership	$488,786	$477,612
Deferred rent	136,502	125,635
Property and Equipment	71,353	40,645
Accrued expenses	11,527	20,231
Stock-based compensation	8,107	4,487
Deferred financing obligation	2,546	989
Unrealized (gain) loss on foreign exchange	3,634	5,222
Net operating loss	2,033,703	1,205,139
Capital Loss	40,677	—
Finite-lived intangibles	1,259,586	1,144,862
Interest	6,989	1,863
Lease Liability	2,636,664	2,762,142
Other	14,515	7,996

Total deferred tax assets	6,714,589	5,796,823
Valuation allowance	(4,057,892)	(3,011,064)

Total net deferred tax assets	2,656,697	2,785,759

Deferred tax liabilities:
Deferred Rent	(755)	—
Accrued Expenses	(2,206)	(343)
Unrealized (Gain)/Loss	(7,655)	(181)
Property and equipment	(10,969)	(14,584)
Finite-lived intangibles	(264)	(5,284)
Right of Use Asset	(2,630,343)	(2,763,802)
Other	(3,128)	(404)
Indefinite-lived intangibles	—	(11)

Total deferred tax liabilities	(2,655,320)	(2,784,609)

Net deferred tax assets(1)	$1,377	$1,150

(1)	As of December 31, 2020 and 2019, $1.4 million and $1.2 million net deferred tax asset is included as a component of other assets on the accompanying consolidated balance sheet, respectively.
(2)	Certain 2019 lines have been reclassified to align with the 2020 presentation with no impact to the Net deferred tax assets (liabilities).

We evaluate the realizability of our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset may not be realized. The Company has recorded a full valuation allowance on its net deferred tax assets in most jurisdictions, however in certain jurisdictions, the Company did not record a valuation allowance where the Company had profitable operations, or the Company recorded only a partial valuation allowance due to the existence of deferred tax liabilities that will partially offset the Company’s deferred tax assets in future years. As of December 31, 2020, we concluded, based on the weight

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

of all available positive and negative evidence, that a portion of our deferred tax assets are not more likely than not to be realized. As such a valuation allowance in the amount of $4.1 billion has been recognized on the Company’s deferred tax assets. The net change in valuation allowance for 2020 was an increase of $1.0 billion.

On April 1, 2019, WW Worldwide CV transferred the intellectual property rights to WeWork UK International. For financial reporting purposes the intangible assets; including marketing intangibles, technical IP, and know-how; are recognized at a book value of zero, but for tax purposes will assume the value of the consideration paid. The value of the consideration was based on the Company’s overall valuation on the date of the transaction and has been submitted to HM Revenue & Customs (“HMRC”) in the UK for review and sign-off. For UK income tax purposes, a deferred tax asset relating to the various components of the IP that generates tax amortization was established. The transaction is currently under the review of the HMRC, and the deferred tax asset is offset by a full valuation allowance.

As of December 31, 2020, the Company had U.S. federal income tax net operating loss carryforwards of $4.9 billion, of which $4.1 billion may be carried forward indefinitely and $0.8 billion will begin to expire starting in 2033 if not utilized. The Company also had capital loss carryforward of $193.7 million, which if unused, will expire in 2026. The Company had U.S. state income tax net operating loss carryforwards of $4.3 billion with varying expiration dates (some of which are indefinite), the first of which will begin to expire starting in 2028 if not utilized. As of December 31, 2020, the Company had foreign net operating loss carryforwards of $2.9 billion (with various expiration dates), of which approximately $2.4 billion have indefinite carryforward periods.

Certain of these federal, state and foreign net operating loss carryforwards may be subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization amounts.

The Company has not recorded deferred income taxes applicable to the undistributed earnings of its foreign subsidiary that are indefinitely reinvested in foreign operations. Any undistributed earnings will be used to fund international operations and to make investments outside of the United States.

The Company recognizes interest and penalties, if applicable, related to uncertain tax positions in the income tax provision. There were no reserves for unrecognized tax benefits and no accrued interest related to uncertain tax positions as of December 31, 2020 and 2019.

The Company files income tax returns in U.S. federal, U.S. state and foreign jurisdictions. With some exceptions, most tax years remain open to examination by the taxing authorities due to the Company’s NOL carryforwards.

The Company also considered recent tax law changes in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief and Economic Security (CARES) Act that was enacted in the U.S. on March 27, 2020. The CARES Act includes several provisions for corporations including increasing the amount of deductible interest, allowing companies to carryback certain NOLs and increasing the amount of NOLs that corporations can use to offset income. The CARES Act did not materially impact the income tax provision, deferred tax assets and liabilities or related taxes payable.

Additionally, the CARES Act provides an employee retention credit, which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The Company qualified for the credit as of April 1, 2020 and has claimed approximately $8.3 million of refundable employee retention tax credits as a partial offset to payroll tax liability as of December 31, 2020.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The CARES Act also allows for the deferral of the payment of the employer share of Social Security taxes effective March 27, 2020. The Company has elected to defer its Social Security tax payments in accordance with this provision and will remit the associated payments in two equal installments on or about December 31, 2021 and December 31, 2022, as required under the CARES Act. The Company deferred approximately $20.6 million of its Social Security tax payments during the year ended December 31, 2020.

Note 20. Convertible Preferred Stock

As of December 31, 2020, 2019 and 2018 the Company had outstanding the following series of convertible preferred stock, each par value $0.001 per share:

	December 31, 2020
(Amounts in thousands, except per share amounts)	Conversion Price per Share	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Carrying Amount
Series A	$0.46	$17,500	38,393	38,393	$17,350
Series B	1.85	41,039	22,165	22,165	40,995
Series C	5.36	152,227	29,189	28,404	154,699
Series D-1	16.65	198,800	11,939	11,939	198,541
Series D-2	16.65	156,200	9,381	9,380	155,996
Series E	32.89	433,934	13,194	13,194	433,507
Series F	50.19	690,612	14,942	13,759	675,913
Series G	57.90	2,017,338	34,742	33,114	1,729,997
Series G-1	110.00	3,500,000	45,455	31,818	2,681,069
Series H-1	11.60	1,900,000	227,025	163,793	1,352,819
Series H-2	11.60	—	227,025	—	—
Series H-3	0.01	—	129,888	—	—
Series H-4	0.01	—	129,888	—	—
Acquisition	91.37	269,678	13,900	2,951	223,912
Junior	866.67	1,300	2	2	1,300

Total		$9,378,628	947,128	368,912	$7,666,098

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

	December 31, 2019		December 31, 2018
(Amounts in thousands)	Shares Issued and Outstanding	Carrying Amount	Shares Issued and Outstanding	Carrying Amount
Series A	$38,393	$17,350	$38,393	$17,350
Series B	22,165	40,995	22,165	40,995
Series C	28,404	154,699	28,404	154,699
Series D-1	11,939	198,541	11,939	198,541
Series D-2	9,380	155,996	9,380	155,996
Series E	13,194	433,507	13,194	433,507
Series F	13,759	675,913	13,759	675,913
Series G	33,114	1,729,997	33,114	1,729,997
Series G-1	31,818	2,681,069	—	—
Series H-1	17,241	161,353	—	—
Acquisition	2,920	222,884	1,408	90,398
Junior	2	1,300	2	1,300

Total	$222,329	$6,473,604	$171,758	$3,498,696

In March 2018, the Board of Directors of the Company designated 13,900,000 shares of authorized preferred stock as Acquisition Preferred Stock (“Acquisition Preferred Stock”) which may be divided and issued from time to time in one or more series as designated by the Board of Directors. As of December 31, 2020, the Board of Directors had designated a total of 1,600,000 shares of Acquisition Preferred Stock as Series AP-1 Acquisition Preferred Stock (“Series AP-1”), 40,000 shares as Series AP-2 Acquisition Preferred Stock (“Series AP-2”), 1,100,000 shares as Series AP-3 Acquisition Preferred Stock (“Series AP-3”) and 1,500,000 shares as Series AP-4 Acquisition Preferred Stock (“Series AP-4”).

The Company issued 31,135 Acquisition Preferred shares during the years ended December 31, 2020. During the year ended December 31, 2019 and 2018, the Company issued a total of 1,609,744 shares and 1,407,796 shares, respectively, of Acquisition Preferred Stock issued in connection with the acquisitions discussed in Note 7.

In October 2019, the Board of Directors of the Company authorized 227,025,024 shares of the authorized Preferred Stock designated as Series H-1 Convertible Preferred Stock (“Series H-1”), 227,025,024 shares designated as Series H-2 Convertible Preferred Stock (“Series H-2”), 129,887,919 shares designated as Series H-3 Convertible Preferred Stock (“Series H-3”) and 129,887,919 shares designated as Series H-4 Convertible Preferred Stock (“Series H-4”) (collectively, the “Series H Preferred Stock”). The original issue price of the Series H-1 and Series H-2 was $11.60 per share and the original issue price of the Series H-3 and Series H-4 was $0.01 per share. The Series H-1 and Series H-3 shares have voting rights while the Series H-2 and Series H-4 do not.

In April 2020, the Company closed the PacificCo Roll-up and issued 34,482,759 shares of the Company’s Series H-1 Convertible Preferred Stock as consideration for the transaction. The shares had a fair value of $8.13 per share upon issuance to affiliates of SBG in April 2020. See Note 6 for further details.

In November 2019, in connection with a partial exercise of the 2019 Warrant, the Company issued 17,241,379 shares of Series H-1 Convertible Preferred Stock, recorded at $200.0 million less issuance costs of $38.6 million. The remaining 112,068,966 shares of Series H-1 Convertible Preferred Stock were issued in April 2020 and were recorded at $911.1 million, equal to the fair value of the 2019 Warrant on the date of issuance of the shares. See Note 14 for further details.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

In July 2019, the Company executed an amendment to the Amended 2018 Warrant which triggered an automatic exercise of the Amended 2018 Warrant. The early exercise provision was triggered and the outstanding Amended 2018 Warrant which had been funded earlier in 2019 was exercised for the issuance of 22,727,273 shares of Series G-1 Preferred Stock. The exercise of the warrant also further triggered the conversion of the $1.0 billion principal amount of the Convertible Note to 9,090,909 shares of Series G-1 Preferred Stock.

During the year ended December 31, 2018, the Company issued a total of 49,152 shares of Series G Preferred Stock in connection with the release of equity holdback amounts related to acquisitions.

During the year ended December 31, 2014, the Company issued a convertible note that is convertible into shares of Series C Preferred Stock. The convertible note was included as a component of the carrying amount of the Series C Preferred Stock upon its inception during 2014. As of December 31, 2020, 2019 and 2018, the remaining balance of the convertible note, included as a component of the carrying amount of the Series C Preferred Stock, is $4.2 million and represents the right to convert into 785,302 shares of Series C Preferred Stock.

The Series A, B, C, D-1, D-2, E, F, G, G-1 and H Preferred Stock are referred to as the “Senior Preferred Stock.” The rights and preferences of the Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are as follows:

Conversion—Acquisition Preferred Stock and all Senior Preferred Stock except for Series H-2 and Series H-4, are convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the original issue price for such series of preferred stock by the conversion price for such series of preferred stock in effect at the time of conversion. The conversion price for each series of Senior Preferred Stock and Acquisition Preferred Stock was initially equal to the original issue price for such series of Senior Preferred Stock or Acquisition Preferred Stock, respectively, subject to adjustment as provided in the Company’s Amended and Restated Certificate of Incorporation, dated as of October 30, 2019 (the “Amended and Restated Certificate of Incorporation”). As of December 31, 2020, all shares of Acquisition Preferred Stock and all shares of Senior Preferred Stock, except for Series H-2 and Series H-4, are convertible into shares of Class A Common Stock on a one-to-one basis and all shares of Junior Preferred Stock are convertible into shares of Class B Common Stock on a one-to-one basis.

Upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $250.0 million of gross proceeds to the Company (a “Qualifying IPO”), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Senior Preferred Stock (voting together as a single class on an as converted to common stock basis), all outstanding shares of preferred stock of the Company will automatically be converted into shares of Class A Common Stock, at the then-effective conversion rate for such series of preferred stock (subject to certain additional consent rights in favor of holders of each of the Series C Preferred Stock, Series D-1 and D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Acquisition Preferred Stock), and such shares may not be reissued by the Company. For purposes of this conversion, each share of Junior Preferred Stock will convert into the number of shares of Class B Common Stock equal to the original issue price of the Junior Preferred Stock divided by the price per share of common stock issued in connection with a Qualifying IPO.

In a Qualifying IPO, any outstanding shares of H-2 Preferred Stock will convert into a new class of non-voting common stock, with the rights, preferences, privileges and restrictions identical to the Class A Common Stock,

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

except with respect to voting. The Series H-4 Convertible Preferred Stock is a non-voting equivalent of the Series H-3 Convertible Preferred Stock with similar conversion features as the Series H-2 Convertible Preferred Stock. If SBG and its affiliates transfer any shares of Series H-2 Convertible Preferred Stock to any person or entity that is not SBG or its affiliates, then the transferred shares of Series H-2 Convertible Preferred Stock will automatically convert into shares of Series H-1 Convertible Preferred Stock.

In addition, if (i) the aggregate number of voting securities held by SBG, SVFE and their affiliates would otherwise represent more than 49.90% or more of the combined voting power of the Company’s outstanding voting securities, then immediately prior to such occurrence, the minimum whole number of shares of Series H-1 Preferred Stock or Series H-3 Preferred Stock held by SBG and SVFE as is required to be converted into shares of Series H-2 Preferred Stock or Series H-4 Preferred Stock, as applicable, such that the aggregate number of voting securities held by SBG and SVFE after such conversion would represent no more than 49.90%, shall be automatically converted, without any further action, into an equal number of fully paid and non-assessable shares of Series H-2 Preferred Stock or Series H-4 Preferred Stock, as applicable, pro rata among each SoftBank Holder or (ii) the aggregate number of voting securities held by SBG, SVFE and their affiliates would otherwise represent less than 49.90% of the combined voting power of the Company’s outstanding voting securities, then immediately prior to such occurrence, the maximum whole number of shares of Series H-2 Preferred Stock or Series H-4 Preferred stock held by SBG and SVFE as is required to be converted into shares of Series H-1 Preferred Stock or Series H-3 Preferred Stock, as applicable, such that the aggregate number of voting securities held by SBG, SVFE and their affiliates after such conversion would represent 49.90%, shall be automatically converted, without any further action, into an equal number of fully paid and non-assessable shares of Series H-1 Preferred Stock or Series H-3 Preferred Stock, as applicable, pro rata among each SoftBank Holder.

Redemption—The Senior Preferred Stock, Acquisition Preferred Stock, and Junior Preferred Stock are not redeemable at the option of any holder thereof (except in limited circumstances as set forth in the Company’s Amended and Restated Certificate of Incorporation).

Voting—The holders of Acquisition Preferred Stock and Senior Preferred Stock, other than Series H-2 and Series H-4, have the right to one vote for each share of Class A Common Stock into which such Senior Preferred Stock or Acquisition Preferred Stock could then be converted, except as expressly provided by the Company’s Amended and Restated Certificate of Incorporation or as provided by law. Except as expressly provided by the Company’s Amended and Restated Certificate of Incorporation or as provided by law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively “Common Stock”), Senior Preferred Stock and Acquisition Preferred Stock vote together as a single class on an as converted to Common Stock basis on all matters upon which holders of Common Stock, Senior Preferred Stock and Acquisition Preferred Stock have the right to vote.

At any time when a specified number of shares of Senior Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority or two-thirds of the then outstanding shares of Senior Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.

Additionally, at any time when a specified number of shares of Acquisition Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s Amended and Restated Certificate of Incorporation) the holders of at least a majority of the then outstanding shares of Acquisition Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Effective October 30, 2019, in connection with the SoftBank Transactions, the Company’s Board of Directors was reconstituted to initially have up to ten members (which may be increased to eleven members, under certain circumstances), including five members designated by SBG, SoftBank Vision Fund and their affiliates. The holders of the shares of Series A Preferred Stock and Series G Preferred Stock, voting together exclusively and as a separate class, are each entitled to designate one director of the Company. The holders of the shares of Class B Common Stock and Class C Common Stock, voting together exclusively and as a separate class, are entitled to designate two directors of the Company, so long as any shares of Class B Common Stock or Class C Common Stock remain outstanding. Holders of shares of Common Stock and any other class or series of voting stock (including the Senior Preferred Stock and the Acquisition Preferred Stock), voting together as a single class on an as-converted to Common Stock basis, shall elect the balance of the total number of Directors.

One Investor Director (as defined in the Company’s Amended and Restated Stockholders’ Agreement, dated as of October 30, 2019 (the “Amended and Restated Stockholders’ Agreement”)) is designated by Benchmark, one Second Investor Director (as defined in the Amended and Restated Stockholders’ Agreement) is designated by Hony Capital and two Shareholder Directors (as defined in the Amended and Restated Stockholders’ Agreement) are designated by the stockholders party to the Amended and Restated Stockholders’ Agreement (excluding SBG’s affiliates and Adam Neumann). Lew Frankfort from the Special Committee of the WeWork Inc. Board of Directors (the “Special Committee”) will serve until the later of the completion of the SoftBank Transactions and the final resolution of any litigation or disputes with SBG arising from such transactions or the consummation of the 2020 Tender Offer. Adam Neumann will not serve as a director of the Company but will remain a non-voting observer, except that if and when Adam Neumann no longer has any financial obligation to SBG, SoftBank Vision Fund or their respective affiliates and any obligation from SBG he will be entitled to designate one director (following an IPO, two directors).

Until the earlier of a Deemed Liquidation Event, an IPO or Change of Control (each as defined in the Amended and Restated Certificate of Incorporation or the Amended and Restated Stockholders’ Agreement), all shares of capital stock held by Adam Neumann and his affiliates will be subject to a voting proxy in favor of the Board as to all matters, subject to certain limited exceptions, and Adam Neumann released any and all proxies that he had previously obtained from other stockholders of the Company.

Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of the Junior Preferred Stock, Series H-2 Preferred Stock and Series H-4 are not entitled to vote on any matter presented to the stockholders.

Dividends—Dividends on the Senior Preferred Stock are noncumulative and are payable when and if declared by the Company’s Board of Directors, and prior and in preference to any declaration or payment of dividends on any other series or class of capital stock. After dividends in the full preferential amount are paid to the holders of the Senior Preferred Stock, any additional dividends declared by the Company’s Board of Directors shall be declared ratably among all holders of Class A Common Stock, Class B Common Stock, Class D Common Stock, Senior Preferred Stock and Acquisition Preferred Stock, pro rata based on the number of shares held by each holder on an as converted basis. The holders of Junior Preferred Stock and Class C Common Stock are not entitled to receive any dividends.

Anti-Dilution—The conversion ratio for the Senior Preferred Stock is adjusted on a broad weighted-average basis in the event of an issuance (or deemed issuance) below the applicable Senior Preferred Stock price, as adjusted.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain mergers, consolidations or asset sales:

•

First, the holders of shares of each series of Senior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, on a pari passu basis, but before any payment is made to the holders of Junior Preferred Stock, Acquisition Preferred Stock, Class A Common Stock, Class B Common Stock or Class D Common Stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Senior Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted into such class of common stock, in accordance with the Company’s Amended and Restated Certificate of Incorporation immediately prior to such transaction;

•

Second, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, the holders of shares of Acquisition Preferred Stock and Junior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, before any payment is made to the holders of Class A Common Stock, Class B Common Stock or Class D Common Stock, an amount per share equal to the original issue price for the Junior Preferred Stock and in the case of Acquisition Preferred Stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Acquisition Preferred Stock or (ii) such amount per share as would have been payable had all shares of such series of Acquisition Preferred Stock been converted into Class A Common Stock in accordance with the Company’s Amended and Restated Certificate of Incorporation immediately prior to such transaction; and

•

Third, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, Junior Preferred Stock, and Acquisition Preferred Stock, the remaining assets of the Company will be distributed among the holders of shares of Class A Common stock, Class B Common Stock and Class D Common Stock, pro rata based on the number of shares held by each such holder. The holders of shares of Class C Common Stock shall not participate in any such distribution in respect of such shares.

Stockholders’ Agreement—Pursuant to the terms of the Amended and Restated Stockholders’ Agreement, no transfers by any of the parties are permitted other than certain permitted transfers described in the Amended and Restated Stockholders’ Agreement. Certain major investors have a right of first refusal and right of co-sale, on a pro rata basis and subordinate to the Company’s right of first refusal, on transfers of any stock held by certain parties to the Amended and Restated Stockholders’ Agreement.

Note 21. Shareholders’ Equity

Common Stock — On October 30, 2019, pursuant to the Amended and Restated Certificate of Incorporation the Company increased the total authorized number of shares of common stock to 1,462,463,611 shares. As of December 31, 2020 and 2019, the Company had authorized four classes of common stock including Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock. As of December 31, 2020 and 2019, there were no shares of Class D Common Stock issued and outstanding.

Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time, into one fully paid and nonassessable share of Class A Common Stock. Shares of Class B Common Stock also automatically convert into shares of Class A Common Stock in the event of a transfer (other than in the case of certain permitted transfers).

If any shares of Class B Common Stock are transferred to SBG or its affiliates, such transferred shares of Class B Common Stock will automatically convert into shares of Class D Common Stock. Except as described in the

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

previous sentence, the Amended and Restated Certificate of Incorporation prohibits the Company from issuing shares of Class D Common Stock. Shares of Class D Common Stock will be convertible into shares of Class A Common Stock on a one-for-one basis at the option of the holder, upon transfer or upon the death or permanent incapacity of Adam Neumann.

The Amended and Restated Certificate of Incorporation prohibits the Company from issuing additional shares of Class B Common Stock or shares of Class C Common Stock, except in limited circumstances such as pursuant to the exercise of options to purchase shares of Class B Common Stock that are granted as of the date on which the Amended and Restated Certificate of Incorporation became effective.

Effective October 30, 2019, in connection with the SoftBank Transactions, the holders of the shares of Class A Common Stock are entitled to one vote per share and the holders of the shares of Class B, Class C and Class D Common Stock are entitled to three votes per share. Prior to October 30, 2019, holders of Class B and Class C Common Stock were entitled to ten votes per share. The holders of the shares of Class B, and Class C Common Stock, voting together exclusively and as a separate class, shall be entitled to elect two directors of the Company, so long as any shares of Class B Common Stock or Class C Common Stock remain outstanding.

The shares of Class A, Class B and Class D Common Stock are ranked equally and are entitled to the same treatment with respect to cash dividends and the same rights to participate in the distribution of proceeds upon liquidation, sale or dissolution of the Company. The shares of Class C Common Stock are deemed to be a non-economic interest. The holders of Class C Common Stock are not be entitled to receive any dividends (including cash, property or stock) in respect of their shares of Class C Common Stock except that, in the event that any stock dividend, stock split, split up, subdivision or combination of stock, reclassification or recapitalization is declared or made on the Class B Common Stock, a corresponding stock adjustment will be made on the Class C Common Stock in the same proportion and the same manner.

Warrants — As of December 31, 2020, outstanding warrants to acquire shares of the Company’s stock were as follows:

Convertible Into	Number of Shares	Exercise Price	Expiration Date
Class A Common Stock	5,941	$13.12	July 31, 2025
Class A Common Stock	250,000	$0.001	February 8, 2026

	255,941

During the year ended December 31, 2018, certain warrant holders exercised warrants and acquired an aggregate of 1,577,434 shares of Class B Common Stock. The Company received $0.6 million in proceeds from these warrant exercises.

Common Stock Repurchase — In November 2018, the Company’s Board of Directors approved the repurchase from an employee of 204,580 shares of Class B Common Stock (including shares underlying vested and exercisable options) at a price of $51.81 per share. As the repurchase price was above the fair market value of the shares acquired, this repurchase resulted in $10.4 million of additional stock-based compensation expense during the year ended December 31, 2018.

In October 2019, the Company’s Board of Directors approved the repurchase from an former employee of 56,755 shares of Class A Common Stock of unvested shares at a price of $16.93 per share. As the repurchase price was

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

above the fair market value of the shares acquired, this repurchase resulted in $3.3 million of additional compensation expense during the year ended December 31, 2019.

Note 22. Stock-Based Compensation

Effective February 4, 2015, the Company adopted an equity-based compensation plan, the 2015 Equity Incentive Plan, as amended (the “2015 Plan”), authorizing the grant of equity-based awards (including stock options, restricted stock and restricted stock units) to its management, employees, non-employee directors and other non-employees. Following the adoption of the 2015 Plan, no further grants were made under the Company’s original plan adopted in 2013 (the “2013 Plan”). On March 17, 2020, the Company amended and restated the 2015 Plan and the share pool reserved for grant and issuance under the 2015 Plan was amended to 81,786,139 shares of Class A Common Stock and 50,967,800 shares of Class B Common Stock. As of December 31, 2020, there were 22,830,085 shares of Class A Common Stock and 1,530,434 shares of Class B Common Stock and equivalents that remained available for further grants under the 2015 Plan.

WeWork Partnerships Profits Interest Units and Noncontrolling Partnership Interests in the WeWork Partnership — In July and August 2019, the Company issued 47,346,098 WeWork Partnerships Profits Interest Units in the WeWork Partnership, at a weighted average per-unit distribution threshold of $52.29 and a weighted-average per-unit preference amount of $13.93 and canceled certain existing stock option awards held by the WeWork Partnerships Profits Interest Units grantees. 42,473,167 of the WeWork Partnerships Profits Interest Units were issued to Adam Neumann, with the remainder issued to certain former members of management. The issuance of WeWork Partnerships Profits Interest Units represents a modification of the previously issued stock-options and any excess fair value of the replacement award over the fair value of the original award immediately before modification will be recognized as incremental compensation cost in accordance with ASC 718. Each holder of WeWork Partnerships Profits Interest Units in the WeWork Partnership was also granted one share of the Company’s Class C Common Stock per WeWork Partnerships Profits Interest Units. The WeWork Partnerships Profits Interest Units granted are subject to certain time-based, market-based and/or performance-based vesting conditions.

On September 24, 2019, in connection with the Company’s operational restructuring, Adam Neumann resigned as CEO. Upon resignation, he held 786,540 vested WeWork Partnerships Profits Interest Units. At the time of resignation, it was the expectation of the parties involved that a mutual agreement on the 41,686,627 unvested WeWork Partnerships Profits Interest Units, whose vesting were contingent on Adam Neumann’s continued service as the Company’s CEO, would be renegotiated. Such agreement was not entered into until October 22, 2019 (which agreement became effective on October 30, 2019) in connection with the SoftBank Transactions. As the status of, and vesting conditions applicable to, the original pre-modified grant were not reflected in a legally binding agreement prior to October 30, 2019, such unvested award was treated for accounting purposes as being forfeited on September 24, 2019 and the modified award described below was accounted for as a new grant in the fourth quarter of 2019.

In October 2019, upon receipt of the $1.5 billion under the 2019 Warrant, the Company modified 786,540 WeWork Partnerships Profits Interest Units held by Adam Neumann which had vested prior to his resignation on September 24, 2019, to reduce the per-unit distribution threshold from $64.36 to $19.19 and to reduce the per-unit catch-up base amount from $38.36 to $19.19. In October 2019, the Company also came to a final agreement with Adam Neumann regarding modification to the remainder of his WeWork Partnerships Profits Interest Units award and determined that (i) 7,685,165 additional WeWork Partnerships Profits Interest Units would be modified to reduce the per-unit distribution threshold from $64.36 to $19.19, to reduce the per-unit catch-up base amount from $38.36 to $19.19, and to be immediately vested, (ii) 15,609,963 WeWork Partnerships Profits Interest Units would be modified to reduce the per-unit distribution threshold from $49.28 to

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

$21.05 and to reduce the per-unit catch-up base amount from $38.36 to $21.05, and to vest monthly over a two year period immediately following a change in control or initial public offering of the Company, contingent on compliance with the restrictive covenants and other obligations set forth in Adam Neumann’s non-competition and non-solicitation agreement and (iii) the remaining 18,391,499 WeWork Partnerships Profits Interest Units were forfeited.

As of December 31, 2020 and 2019, there were 984,547 and 3,645,656, respectively of unvested WeWork Partnerships Profits Interest Units outstanding relating to other members of executive management which all contain time-based vesting conditions and will vest over a period of 7 years.

The economic terms of the WeWork Partnerships Profits Interest Units give the holder an economic interest in the future growth and appreciation of the Company’s business and are intended to replicate, in certain respects, the economics of incentive stock options, while providing more efficient tax treatment for both the Company and the holder.

Holders can also, at the election of the holder, (a) convert their vested WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units, or (b) exchange (along with the corresponding shares of WeWork Class C Common Stock) their vested WeWork Partnerships Profits Interest Units for (at WeWork Inc.’s election) shares of WeWork Class B Common Stock (which would immediately and automatically be exchanged for WeWork Class A Common Stock) or cash of an equivalent value. When the WeWork Partnership makes distributions to its partners, the holders of vested WeWork Partnerships Profits Interest Units are generally entitled to share in those distributions with the other partners, including the wholly-owned subsidiaries of WeWork Inc. that hold partnership interests, once the aggregate amount of distributions since the WeWork Partnerships Profits Interest Units were issued equals the “aggregate distribution threshold” with respect to those WeWork Partnerships Profits Interest Units. The “aggregate distribution threshold” with respect to any WeWork Partnerships Profits Interest Units issued equals the liquidation value of the WeWork Partnership when such was issued, and such amount was or will be determined based on a valuation of the WeWork Partnership performed by a third-party valuation firm. Once a WeWork Partnerships Profits Interest Units holder is entitled to share in distributions (because prior distributions have been made in an amount equal to the aggregate distribution threshold), the holder is entitled to receive distributions in an amount equal to a “preference amount”, which is a set dollar amount per WeWork Partnerships Profits Interest Units equal to the difference between the WeWork Partnerships Profits Interest Units’ “per-unit distribution threshold” (which is the per-profits-interest equivalent of the aggregate distribution threshold, as determined by a third party valuation firm) and its “catch-up base amount”, and thereafter shares pro rata in distributions with other partners in the WeWork Partnership.

Holders can also (a) convert their vested WeWork Partnerships Profits Interest Units into WeWork Partnerships Class B Common Units, or (b) exchange their vested WeWork Partnership Profits Interest Units, together with the corresponding shares of WeWork Class C Common Stock, for shares of the WeWork Class B Common Stock (which would immediately and automatically be exchanged for the WeWork Class A Common Stock) or cash of an equivalent value. Similar to their entitlement to distributions, as described above, holders of vested WeWork Partnerships Profits Interest Units can receive value through such an exchange only to the extent the value of the WeWork Partnership has increased above the aggregate distribution threshold. This is measured by comparing the value of a share of the WeWork Class A Common Stock on the day of exchange to the per-unit distribution threshold for the exchanged WeWork Partnerships Profits Interest Units. If, on the day that a WeWork Partnerships Profits Interest Units is exchanged, the value of a share of WeWork Class A Common Stock exceeds the per-unit distribution threshold for the exchanged WeWork Partnerships Profits Interest Units, then the holder is entitled to receive that difference plus the “preference amount” for the WeWork Partnerships Profits Interest Units (subject to certain downward adjustments for prior distributions by the WeWork Partnership).

Upon the exchange of WeWork Partnerships Profits Interest Units in the WeWork Partnership for shares of WeWork Class B Common Stock or the forfeiture of WeWork Partnerships Profits Interest Units in the WeWork

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Partnership, the corresponding shares of WeWork Class C Common Stock will be redeemed. Shares of WeWork Class C Common Stock cannot be transferred other than in connection with the transfer of the corresponding WeWork Partnerships Profits Interest Units in the WeWork Partnership.

The redemption value of the WeWork Partnerships Profits Interest Units in the WeWork Partnership are measured based upon the aggregate redemption value and takes into account the proportion of employee services rendered under the WeWork Partnerships Profits Interest Units vesting provisions. The redemption value will vary from period to period based upon the fair value of the Company , whereby the intrinsic value (per-unit fair value is greater than the per-unit distribution threshold) will be reflected as a noncontrolling interest in the equity section of the consolidated balance sheets with a corresponding entry to additional paid-in-capital. The intrinsic value of the WeWork Partnerships Profits Interests will be remeasured each period until the WeWork Partnerships Profits Interests are converted to shares.

As of December 31, 2020, there were 8,574,428 vested WeWork Partnerships Profits Interest Units outstanding. However, the overall redemption value of outstanding WeWork Partnerships Profits Interest Units and the corresponding noncontrolling interest in the WeWork Partnership was zero as of December 31, 2020 and 2019, respectively, as the fair market value of the Company’s stock as of December 31, 2020 and 2019, respectively, was less than the per-unit distribution threshold for the outstanding WeWork Partnerships Profits Interest Units. As the fair market value of the Company’s stock increases above the distribution threshold, the WeWork Partnerships Profits Interest Units will be dilutive to the Company’s ownership percentage in the WeWork Partnership.

The following table summarizes the WeWork Partnerships Profits Interest Units activity during the year ended December 31, 2020:

	Number of WeWork Partnerships Profits Interest Units	Weighted- Average Distribution Threshold	Weighted- Average Preference Amount	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2019	27,752,323	$24.22	$1.44	$—
Granted	—	$—	$—
Exchanged/redeemed	—	$—	$—
Forfeited/canceled	(2,583,385)	$49.28	$10.92

Outstanding, December 31, 2020	25,168,938	$21.64	$0.47	$—

Exercisable, December 31, 2020	8,574,428	$19.55	$0.13	$—

Vested and expected to vest, December 31, 2020	9,558,975	$22.61	$1.24	$—

Vested and exercisable, December 31, 2020	8,574,428	$19.55	$0.13	$—

There were no WeWork Partnerships Profits Interest Units granted during the year ended December 31, 2020. The weighted-average grant date fair value of WeWork Partnerships Profits Interest Units granted during the year ended December 31, 2019 was $14.92.

The Company estimated the fair value of the WeWork Partnerships Profits Interest Units awards using the Hull-White model and a binomial lattice model in order to apply appropriate weight and consideration of the associated distribution threshold and catch-up base amount. The Hull-White model requires similar judgmental assumptions as the Black-Scholes Model used for valuing the Company’s stock options.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The assumptions used to value WeWork Partnerships Profits Interest Units issued during the year ended December 31, 2019 were as follows:

December 31, 2019
Fair value of Class B common stock	$ 4.12 - 56.85
Weighted average expected term (years)	5.83
Weighted average expected volatility	40.0%
Risk-free interest rate	1.53% - 1.94%
Dividend yield	—

For the year ended December 31, 2020, and 2019 the Company recorded total stock-based compensation expense of $0.9 million and $15.1 million, respectively, related to WeWork Partnerships Profits Interest Units awarded to employees. As of December 31, 2020, the unrecognized stock-based compensation expense from outstanding WeWork Partnerships Profits Interest Units awarded to employees was approximately $37.5 million expected to be recognized over a weighted-average period of approximately 3.8 years, which includes $22.2 million in performance condition awards that will only be recognized upon the performance condition becoming probable of being met.

See Note 27 for details regarding the February 2021 Settlement Agreement and related amendments to the WeWork Partnerships Profits Interest Units held by Adam Neumann.

Stock Options

Service-based Vesting Conditions

The stock options outstanding noted below consist primarily of time-based options to purchase Class A or Class B Common Stock, the majority of which vest over a three to five year period and have a ten-year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The following table summarizes the stock option activity during the year ended December 31, 2020:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2019	24,505,020	$8.42	5.9	$32,648
Granted	28,690,953	$3.89
Granted under Option Repricing(1)	18,699,611	$2.10
Exercised	(133,565)	$2.06
Forfeited/canceled	(18,780,864)	$6.16
Canceled under Option Repricing(1)	(18,903,257)	$4.00

Outstanding, December 31, 2020	34,077,898	$4.74	6.4	$12,534

Exercisable December 31, 2020	18,071,812	$6.09	4.1	$12,884

Vested and expected to vest, December 31, 2020	20,711,145	$7.29	4.6	$12,568

Vested and exercisable, December 31, 2020	18,071,812	$6.09	4.1	$12,522

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(1)

In June 2020, the Board of Directors of the Company approved a one-time repricing (the “Option Repricing”) of stock options granted during March and May 2020 from an exercise price of $4.00 per share to an exercise price of $2.10 per share. See “Option Repricing” below.

The weighted-average grant date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 were $1.67, $16.57 and $11.51, respectively. These amounts exclude options granted in connection with the Option Repricing.

The total intrinsic value of options exercised during the years ended December 31, 2020, 2019 and 2018 was $0.7 million, $156.6 million and $14.9 million, respectively.

Of the stock options granted during the year ended December 31, 2020, 1,578,681 stock options were valued using the Black-Scholes Model and a single option approach and the remaining 27,112,272 stock options granted included an original exercise price greater than the fair market value of the Company’s common stock on the date of grant and therefore the Company estimated the fair value of these awards using the binomial model. The stock options granted during the years ended December 31, 2019 and 2018 were valued using the Black-Scholes Model and a single option approach.

The assumptions used to value stock options issued during the years ended December 31, 2020, 2019 and 2018 were as follows (excluding options exchanged in the Option Repricing, described below):

	December 31,
	2020	2019	2018
Fair value of common stock	$ 2.07 - 2.10	$ 37.44 - 42.88	$ 26.45 - 26.75
Weighted average expected term (years)	6.22	6.41	6.19
Weighted average expected volatility	51.0%	40.0%	40.0%
Risk-free interest rate	0.30% - 1.02%	1.98% - 2.70%	2.41% - 2.99%
Dividend yield	—	—	—

For the years ended December 31, 2020, 2019 and 2018, the Company recorded total stock-based compensation expense of $28.2 million, $74.2 million and $44.3 million, respectively, related to stock options awarded to employees and non-employee directors. As of December 31, 2020, the unrecognized stock-based compensation expense from outstanding options awarded to employees and non-employee directors was approximately $40.5 million, expected to be recognized over a weighted-average period of approximately 3.1 years.

For the years ended December 31, 2020, 2019 and 2018, the Company recorded $1.7 million, $2.2 million and $3.0 million, respectively, of selling, general and administrative expenses related to stock options awarded to non-employee contractors for services rendered. As of December 31, 2020, there was $4.1 million of total unrecognized expense related to stock options awarded to non-employee contractors expected to be recognized over a weighted-average period of approximately 2.5 years.

For the years ended December 31, 2020, 2019 and 2018, $0.4 million, $1.1 million and $1.1 million respectively, of expense relating to stock options awarded to non-employees relating to goods received and services provided was capitalized and recorded as a component of property and equipment on the accompanying consolidated balance sheets. As of December 31, 2020, there was $0.1 million of total unrecognized cost related to these stock options expected to be recognized over a weighted-average period of approximately 0.3 years.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Early Exercise of Stock Options

The Company allows certain employees and directors to exercise stock options granted under the 2013 Plan and 2015 Plan prior to vesting. The shares received as a result of the early exercise of unvested stock options are subject to a repurchase right by the Company at the original exercise price for a period equal to the original vesting period.

During 2014, certain individuals early exercised stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, these individuals each provided a 1.9% interest bearing recourse note, for an aggregate of $2.7 million as of December 31, 2018, included as a component of equity, and were fully settled as of December 31, 2019. The notes were originally scheduled to mature in November 2023. As a result of the early exercises, the individuals received shares of restricted Class B Common Stock which were scheduled to vest over a specified period of time (which period of time was consistent with the original vesting schedule of the stock options grant). The restricted Class B Common Stock was subject to repurchase at the original exercise price by the Company over the original vesting term. During the year ended December 31, 2019, $1.1 million of the loans were forgiven and the Company recognized the forgiveness amount as a component of selling, general and administrative expense and the remaining $1.6 million was repaid.

During 2019, Adam Neumann early exercised stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, he was provided a $362.1 million interest bearing recourse note that the Company accounted for as in-substance non-recourse. The note bore an interest rate of 2.9%. As a result of the early exercise, Adam Neumann received shares of restricted Class B Common Stock which were scheduled to vest over a specified period of time consistent with the original vesting schedule of the stock option grant. Each restricted Class B Common Stock was subject to repurchase at the original exercise price by the Company over the original vesting term. The note was scheduled to mature in April 2029 and was previously included as a component of equity. In August 2019 Adam Neumann surrendered 9,438,483 shares received upon his early exercise in satisfaction of the loan plus accrued interest receivable by the Company in the amount of approximately $365.4 million.

Service, Performance and Market-based Conditions

During the year ended December 31, 2020, the Company granted to employees options to purchase Class A Common Stock containing both service and performance-based vesting conditions (including a market-based vesting condition). These stock options have a ten-year contractual term. These stock options will be eligible to vest following the achievement of either: a performance-based vesting condition tied to unlevered free cash flow (as defined in the award), or a performance- and market-based vesting condition tied to the valuation of the Company in a capital raise (as defined in the award) or based on the value of the Company’s Class A Common Stock after becoming publicly traded on any national securities exchange, at four distinct threshold levels over a distinct performance period from 2020 through 2024. Stock options that have become eligible to vest as a result of achievement of the performance metric(s) will then vest at the end of a three to five-year service period. These stock options are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The following table summarizes the stock option activity during the year ended December 31, 2020:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (In thousands)
Outstanding, December 31, 2019	—	$—	—	$—
Granted	27,262,500	$3.55
Granted under Option Repricing(1)	18,225,000	$2.10
Exercised	—	$—
Forfeited/canceled	(11,700,000)	$2.53
Canceled under 2020 Option Repricing(1)	(18,225,000)	$4.00

Outstanding, December 31, 2020	15,562,500	$2.09	9.4	$—

Exercisable December 31, 2020	—	$—	—	$—

Vested and expected to vest, December 31, 2020	5,187,500	$2.09	9.4	$—

Vested and exercisable, December 31, 2020	—	$—	—	$—

(1)

In June 2020, the Board of Directors of the Company approved a one-time repricing of stock options granted during March and May 2020 from an exercise price of $4.00 per share to an exercise price of $2.10 per share. See “2020 Option Repricing” below.

The weighted-average grant date fair value of options granted during the year ended December 31, 2020 was $1.59. The amount excludes options granted in connection with the Option Repricing.

The fair value of the awards with a performance-based vesting condition was estimated using a two-step binomial option pricing model to capture the impact of the value the underlying common stock based on the Company’s complex capital structure and the post-vesting exercise behavior of the subject awards, which were captured by applying a suboptimal exercise factor of 2.5-times the exercise price and post-vesting forfeiture rate of 10 percent.

The fair value of the awards with performance and market-based conditions was estimated using a Monte Carlo simulation to address the path-dependent nature of the market-based vesting conditions. Based on the award term, equity value, expected volatility, risk-free rate, and a series of random variables with a normal distribution, the future equity value is simulated to develop a large number of potential paths of the future equity value. Each path within the simulation includes the measurement of the 90-trading day average future equity value to determine whether the market-based conditions are met, and the future value of the award based on applying a sub-optimal exercise factor of 2.5-times the exercise price to capture post-vesting, early exercise behavior.

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The assumptions used to value the stock options issued during the year ended December 31, 2020 (excluding options exchanged in the Option Repricing, described below) were as follows:

December 31, 2020
Fair value of common stock	$2.07 -$2.10
Weighted average expected term (years)	5.56
Weighted average expected volatility	50.0%
Risk-free interest rate	0.20% - 0.80%
Dividend yield	—%

The Company recognizes the compensation cost of awards subject to service-based and performance-based vesting conditions using the accelerated attribution method over the requisite service period if the performance-based vesting conditions are probable of being met. For the year ended December 31, 2020, the Company recorded total stock-based compensation expense of $1.1 million relating to awards in which any performance conditions are probable of being met. As of December 31, 2020, the unrecognized stock-based compensation expense from outstanding options for which any performance-based vesting conditions are probable of being met was approximately $8.2 million, expected to be recognized over a weighted-average period of approximately 4.2 years.

Restricted Stock — Grants of the Company’s restricted stock or restricted stock units consist primarily of time-based awards that are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company. Certain awards contain additional performance-based vesting conditions for vesting described below.

During 2015, certain executives of the Company were issued 440,864 shares of restricted Class A Common Stock and 500,000 shares of restricted Class B Common Stock in exchange for recourse promissory notes with principal balances totaling $6.2 million and $5.6 million as of December 31, 2017 and 2018, respectively, included as a component of equity, and were fully settled as of December 31, 2019. These restricted shares were scheduled to vest primarily over a five year period. The recourse notes included interest rates ranging from 1.6% to 1.8% and had original maturities of approximately nine years. In addition, during 2015 one of the officers also paid $0.7 million for another 90,000 shares of restricted Class B Common Stock, of which 45,000 shares vested immediately and the remainder vested ratably over the 13th month through the 36th month period from the date of acquisition or exercise. As of December 31, 2018, the full 90,000 shares were vested. During the year ended December 31, 2018, the Company forgave $0.6 million of principal balance of the recourse promissory notes and recognized the forgiveness amount as a component of selling, general and administrative expense during the fourth quarter of 2018. During the year ended December 31, 2019, the remaining $5.2 million loan and accrued interest was forgiven with $3.3 million included as a component of location operating expenses and $1.9 million included as a component of selling, general and administrative expense on the consolidated statement operations.

In June 2018, certain executives of the Company were issued 756,039 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling $20.2 million as of December 31, 2018, included as a component of equity. As of December 31, 2020 and 2019 there was none and $11.8 million, respectively included as a component of equity. During the year ended December 31, 2020, the Company forgave loans and interest totaling $12.5 million. During the three months ended December 31, 2019, the Company received cash repayments of principal and interest totaling $1.0 million and the Company forgave loans and interest totaling $7.5 million, with such forgiveness recorded as a component of restructuring and other

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

related costs on the accompanying consolidated statement of operations. These restricted shares were scheduled to vest over a five year period and were subject to repurchase by the Company during the vesting period at the original issue price. The recourse note outstanding as of December 31, 2019 included an interest rate of 2.5% and was originally scheduled to mature in 2027. The loan settled in full during 2019, included an interest rate of 2.9%.

In 2019, certain executives of the Company were issued 113,638 shares of restricted Class A Common Stock in exchange for recourse promissory notes with principal balances totaling none and $2.2 million as of December 31, 2020 and 2019, respectively, and included as a component of equity. During the three months ended March 31, 2020, $2.2 million in loans and accrued interest were settled through cash repayments of principal and interest totaling $1.1 million, the surrendering to the Company of 64,489 Class A Common Stock totaling $0.3 million and the forgiveness of $0.8 million which was recognized as a component of restructuring and other related costs on the accompanying consolidated statements of operations. These restricted shares were scheduled to vest over a five year period and were subject to repurchase by the Company during the vesting period at the original issue price. The loans settled in full during 2020 included interest rates of 2.6%.

The Company reflects restricted stock and restricted stock units as issued and outstanding shares of common stock when vested and when the Class A Common Stock or Class B Common Stock has been delivered to the individual. The following table summarizes the Company’s restricted stock and restricted stock unit activity for the year ended December 31, 2020:

	Shares	Weighted Average Grant Date Value
Unvested, December 31, 2019	6,683,555	$18.55
Granted	47,158	3.72
Vested (1)	(503,898)	23.48
Forfeited/canceled	(3,407,669)	19.03

Unvested, December 31, 2020 (2)	2,819,146	$16.85

(1)

Includes 160,200 restricted stock units which vested in the year ended December 31, 2020, however the underlying common shares have not been issued to the individual. As of December 31, 2020, a total of 670,244 shares representing $14.5 million was included as a component of additional paid-in capital on the accompanying balance sheet relating to previously vested restricted stock units that have not been settled.

(2)

The unvested balance includes (a) 158,048 restricted stock and restricted stock units that will vest over their remaining service period, and (b) 2,661,098 restricted stock units granted, which will vest annually over a three to seven year employment service period or upon the satisfaction of specified performance-based vesting conditions, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within seven to ten years of the date of grant.

The fair value of restricted stock that vested during the years ended December 31, 2020, 2019 and 2018 was $1.5 million, $4.4 million and $29.3 million, respectively.

For the years ended December 31, 2020, 2019 and 2018, the Company recorded total stock-based compensation expense of $8.3 million, $11.0 million and $14.7 million respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. As of December 31, 2020, there was $2.8 million of total unrecognized stock-based compensation expense related to unvested restricted stock and restricted stock units awarded to employees and non-employee directors expected to be recognized over a weighted-average period of approximately 0.8 years. As of December 31, 2020, the unrecognized stock-based compensation

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

expense from restricted stock and restricted stock units with performance-based vesting conditions issued to employees and non-employee directors was approximately $43.8 million, which will be recognized only upon the satisfaction of the vesting conditions within ten years from the date of grant.

During the three months ended March 31, 2020 and in connection with the 2020 Tender Offer described below, the Company modified the liquidity event condition with respect to 475,756 restricted stock units held by 659 grantees, such that those restricted stock units would have become vested immediately prior to the closing of the 2020 Tender Offer and settled in Class A Common Stock that would have been able to be tendered in the 2020 Tender Offer. The Company accounted for the modification in accordance with ASC 718 and recognized $1.1 million of incremental compensation cost during the year ended December 31, 2020.

2019 Tender Offer — In January 2019, and in connection with the original agreements for the 2019 Warrant, the Company entered into an agreement with SBWW where SBWW agreed to launch a tender offer to purchase up to $1 billion of the Company’s equity securities (including securities underlying vested options, exercisable warrants and convertible notes) from equity holders of the Company (the “2019 Tender Offer”).

The 2019 Tender Offer was completed in April 2019 and as a result 4.9 million shares of common stock were acquired primarily from employees of the Company at a price per share of $54, which resulted in approximately $136.0 million of additional stock-based compensation expense during the year ended December 31, 2019, and $0.5 million of capitalized stock-based compensation charges during the year ended December 31, 2019. The additional stock-based compensation expense was recorded as the shares were purchased from employees at a price above the fair market value of the shares. The majority of the additional compensation expense associated with the 2019 Tender Offer was incurred during the three months ended March 31, 2019, at which point a liability was recorded as of March 31, 2019 that was resolved through an increase to additional paid in capital upon completion of the tender in April 2019.

2020 Tender Offer — In October 2019, in connection with the SoftBank Transactions, the Company entered into an agreement with SBG pursuant to which, SBWW launched a tender offer in November 2019 to purchase $3.0 billion of the Company’s equity securities (including securities underlying vested options, exercisable warrants and convertible notes) from eligible equity holders of the Company, at a price of $19.19 per share (the “2020 Tender Offer”).

Pursuant to the contract, the 2020 Tender Offer was scheduled to expire in April 2020. The closure of the 2020 Tender Offer was contingent on satisfaction of certain conditions as of the expiration date.

In April 2020, SBWW terminated and withdrew their offer to purchase the equity securities of WeWork Inc. because it asserted the failure of various conditions to its obligations to close the 2020 Tender Offer. The Special Committee, acting in the name of the Company, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund (AIV M1) L.P. asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. On February 25, 2021, the parties entered into a settlement agreement, the terms of which, when completed, resolved the litigation. See Note 27 for details regarding the February 25, 2021 settlement agreement.

During the years ended December 31, 2020 and 2019, the Company recorded $8.0 million and $112.8 million respectively, of additional stock-based compensation expense relating to the 2020 Tender Offer, with $1.1 million and $10.6 million, respectively recorded as a reduction of additional paid in capital. The additional expense was recorded based on management’s assessment of the likely consummation of the 2020 Tender Offer and management’s estimate of the number of shares that would be acquired from employees, former employees

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

and contractors of the Company at a price per share of $19.19, which price was above the fair market value of the shares. As of March 31, 2020, other current liabilities included a balance of $132.5 million relating to the 2020 Tender Offer. In April 2020, SBWW terminated and withdrew their offer to purchase the equity securities of WeWork Inc. as described above. As such, during the three months ended June 30, 2020, the total $132.5 million was reclassified to additional paid in capital.

2020 Option Repricing — In June 2020, the Compensation Committee of the Board of Directors of the Company approved a one-time repricing of stock options granted during February and March 2020 from an exercise price of $4.00 per share to an exercise price of $2.10 per share (the “2020 Option Repricing”). As a result of the 2020 Option Repricing, 5,690 grantees exchanged 36,727,519 stock options with an exercise price of $4.00 per share for 36,727,519 stock options with an exercise price of $2.10 per share. The 2020 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. In connection with this modification, the Company recorded incremental stock-based compensation expense of $1.3 million during the year ended December 31, 2020. As of December 31, 2020, the unrecognized stock-based compensation expense from the modification was approximately $3.3 million, expected to be recognized over a weighted average period of approximately 2.3 years.

2019 Option Repricing — In November 2019, in connection with and as part of the 2020 Tender Offer, the Board of Directors of the Company approved a one-time stock exchange offer (the “2019 Option Repricing Exchange”) to permit employees and non-employee directors to exchange options to purchase shares of the Company’s common stock with a per share exercise price of $4.13 and above (“Eligible Options”) for new options (“Repriced Options”) with a per share exercise price equal to $4.12 in accordance with predetermined exchange ratios ranging from 1:1 to 3:1, based on the exercise price of the Eligible Options. The exchange offer closed, and the Repriced Options were granted, effective on December 31, 2019. As a result of the 2019 Option Repricing Exchange, 4,210 grantees exchanged 15,485,869 Eligible Options with a weighted-average exercise price of $28.49 for 5,564,540 Repriced Options with a weighted average exercise price of $4.12.

The 2019 Option Repricing Exchange was also subject to modification accounting under ASC 718. In connection with this modification, the Company recorded incremental stock-based compensation expense of $0.7 million and $2.5 million during the years ended December 31, 2020 and 2019. As of December 31, 2020, the unrecognized stock-based compensation expense from the modification was approximately $0.8 million, expected to be recognized over a weighted-average period of approximately 3.6 years.

Total Stock-Based Compensation Expense — The total stock-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Stock-based compensation included in:
Location operating expenses	$8,975	$46,135	$22,368
Selling, general and administrative expenses	41,783	300,612	47,032
Restructuring and other related costs	12,018	12,222	—

Total stock-based compensation expense	$62,776	$358,969	$69,400

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Stock-Based Awards to Non-Employees — From time to time, the Company issues common stock, restricted stock or stock options to acquire common stock to non-employee contractors for services rendered. The stock options and shares of common stock granted, vested, exercised, forfeited/canceled during the year ended December 31, 2020 are included in the above tables together with the employee awards.

Stock-Based Awards Issued by Consolidated Variable Interest Entities — The tables above do not include any grants issued by the Company’s consolidated subsidiaries.

ChinaCo

In April 2017, the Company’s previously consolidated subsidiary, ChinaCo, granted a shareholder, in connection with services to be provided by a consultant affiliated with such shareholder, the right to subscribe to 10,000,000 of ChinaCo’s Class A ordinary shares which were originally scheduled to vest annually over a five year period and had a grant date value of $3.51 per ChinaCo Class A ordinary share. The consultant is also a member of the Company’s and ChinaCo’s Board of Directors; however, the services required per the terms of grant were greater in scope than the individual’s responsibilities as a standard director. As of September 30, 2020, a total of 2.0 million of these shares were vested and issued. On October 2, 2020, pursuant to the ChinaCo Agreement and just prior to the ChinaCo Deconsolidation, an additional 2.0 million shares in ChinaCo were issued to the consultant and the remaining 6.0 million unvested ChinaCo ordinary shares were cancelled.

During the years ended December 31, 2020, 2019, and 2018 the Company recorded $6.1 million, $18.0 million and $14.4 million, respectively, of selling, general and administrative expenses, associated with the rights to subscribe to ChinaCo ordinary shares granted to non-employee contractors for services rendered. Prior to the ChinaCo Deconsolidation, this expense was recorded as an increase in the equity allocated to noncontrolling interests on the Company’s consolidated balance sheet.

In November 2018, ChinaCo adopted a long-term equity incentive plan (the “ChinaCo 2018 LTEIP”), authorizing the grant of equity-based awards (including restricted stock units and stock appreciation rights) to ChinaCo employees, officers, directors and consultants. As of September 30, 2020 and December 31, 2019, there was a total of 467,157 and 747,331 respectively, in stock appreciation rights outstanding under the ChinaCo 2019 LTEIP. The ChinaCo Deconsolidation on October 2, 2020 was an Exit Event as defined in the ChinaCo 2018 LTEIP and resulted in the forfeiture of the stock appreciation rights for no consideration as their exercise price was in excess of the implied price per share in the ChinaCo Deconsolidation. As a result of the ChinaCo Deconsolidation, the ChinaCo 2018 LTEIP was terminated and no further awards may be made under the ChinaCo 2018 LTEIP. No stock-based compensation expense was recognized during the years ended December 31, 2020 and 2019 prior to the ChinaCo Deconsolidation on October 2, 2020.

PacificCo

In May 2019, PacificCo adopted a long-term equity incentive plan, (the “PacificCo 2019 LTEIP”), authorizing the grant of equity-based awards (including restricted stock units and stock appreciation rights) to its employees, officers, directors and consultants. As of December 31, 2019 there was a total of 2,843,225 stock appreciation rights outstanding under the PacificCo 2019 LTEIP and there were 78,275 stock appreciation rights forfeited during the three months ended March 31, 2020. The PacificCo Roll-up transaction completed, in April 2020, was an Exit Event as defined in the PacificCo 2019 LTEIP and resulted in the then-vested stock appreciation rights which were in-the-money based on the implied price per share in the PacificCo Roll-up being settled in cash totaling payments of $1.3 million. As a result of the completion of the PacificCo Roll-up, the PacificCo 2019

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

LTEIP was terminated, the Company recognized $11.4 million in stock-based compensation expense during the year ended December 31, 2020 and no further awards may be made under the PacificCo 2019 LTEIP. No expense was recognized during the year ended December 31, 2019.

JapanCo

In November 2019, JapanCo adopted a long-term equity incentive plan, (the “JapanCo 2019 LTEIP”), authorizing the grant of awards for employee interests (including restricted interest units and interest appreciation rights, collectively “Employee Interests”) to its employees, officers, directors and consultants. The maximum number of Employee Interests that may be granted under the JapanCo’s 2019 LTEIP is 4,210,568. Employee Interests are notional non-voting membership interests (mochibun) of JapanCo, where 1 Employee Interest shall be treated as equal to a 0.000001 membership interest (mochibun) of Japan. All awards under the JapanCo 2019 LTEIP that vest will be settled in local currency of the participating subsidiary of JapanCo. During the year ended December 31, 2020, there were a total of 1,762,919 interest appreciation rights granted under the JapanCo 2019 LTEIP with a weighted-average exercise price of $5.16 and a weighted-average grant date fair value of $1.92. The fair value of the interest appreciation rights was estimated using a binomial option pricing model that incorporates post-vesting early exercise behavior with a sub-optimal exercise factor of 2.5-times the exercise price and a post-vesting forfeiture rate of 10 percent.

Payment in respect of any interest appreciation right is conditioned upon the occurrence of an Exit Event (as defined in the JapanCo 2019 LTEIP). In addition, awards will generally time-vest over a five year employment service period. Each interest appreciation right entitles the grantee to the increase, if any, from the exercise price (fair market value) to the fair market value at the Exit Event in cash or shares of JapanCo. As of December 31, 2020 there was a total of 1,703,665 interest appreciation rights outstanding under the JapanCo 2019 LTEIP and there were 59,254 interest appreciation rights forfeited during the year ended December 31, 2020. The unrecognized stock-based compensation expense from outstanding interest appreciation rights awarded under the JapanCo 2019 LTEIP was approximately $3.3 million as of December 31, 2020, which to the extent the other vesting conditions are met, will only be recognized when the Exit Event occurs. As a result, there was no stock-based compensation expense recognized during the years ended December 31, 2020 and 2019 associated with the JapanCo 2019 LTEIP.

Note 23. Net Loss Per Share

We compute net loss per share of Class A Common Stock and Class B Common Stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A Common Stock and Class B Common Stock are substantially identical, other than voting rights. The shares of Class C Common Stock are deemed to be a non-economic interest. Accordingly, only the Class A Common Stock and Class B Common Stock share in our net losses.

Our participating securities includes Series A, B, C, D-1, D-2, E, F, G, G-1, H-1 and Acquisition Preferred Stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend on a pari passu basis in the event that a dividend is paid on common stock, and holders of certain vested RSUs that have a non-forfeitable right to dividends in the event that a dividend is paid on common stock. The holders of our Junior Preferred Stock are not entitled to receive dividends and are not included as participating securities. The holders of Series A, B, C, D-1, D-2, E, F, G, G-1, H-1 and Acquisition Preferred Stock as well as the holders of certain vested RSUs with a non-forfeitable right to dividends, do not have a contractual obligation to share in our losses. As such, our net losses for the years ended December 31, 2020, 2019 and 2018 were not allocated to these participating securities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Basic net loss per share is computed by dividing net loss attributable to WeWork Inc. attributable to its Class A Common and Class B Common Stockholders by the weighted-average number of shares of our Class A Common Stock and Class B Common Stock outstanding during the period.

For the computation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to WeWork Inc. attributable to its Class A Common and Class B Common Stockholders by the weighted-average number of fully diluted common shares outstanding. In the years ended December 31, 2020, 2019 and 2018, our potential dilutive shares, such as stock options, restricted stock, RSUs, warrants, convertible notes, WeWork Partnerships Profits Interest and shares of convertible Series A, B, C, D-1, D-2, E, F, G, G-1, H-1, Acquisition and Junior Preferred Stock were not included in the computation of diluted net loss per share as the effect of including these shares in the computation would have been anti-dilutive.

The numerators and denominators of the basic and diluted net loss per share computations for our common stock are calculated as follows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2020	2019	2018
Numerator:
Net loss attributed to WeWork Inc.	$(3,129,358)	$(3,264,738)	$(1,610,792)

Net loss attributable to Class A and Class B Common Stockholders	$(3,129,358)	$(3,264,738)	$(1,610,792)

Denominator:
Basic shares:
Weighted-average shares - Basic	170,275,761	168,436,109	163,148,918

Diluted shares:
Weighted-average shares - Diluted	170,275,761	168,436,109	163,148,918

Net loss per share attributable to Class A and Class B Common Stockholders:
Basic	$(18.38)	$(19.38)	$(9.87)

Diluted	$(18.38)	$(19.38)	$(9.87)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

The following table presents the total weighted-average number of potentially dilutive shares that were excluded from the computation of diluted net loss per share attributable to Class A and Class B common stockholders because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31,
	2020	2019	2018
Convertible Preferred Stock Series A, B, C, D-1, D-2, E, F, G, G-1, H-1 and Acquisition	310,157,467	190,353,521	171,369,355
Convertible Preferred Stock Series Junior	1,500	1,500	1,500
Convertible notes	785,302	5,666,996	3,848,814
Stock options not subject to performance conditions	6,798,047	15,339,168	16,023,662
Unvested restricted stock/RSUs not subject to performance conditions	—	489,220	955,301
Vested RSUs with non-forfeitable dividend rights	594,412	432,472	272,185
Warrants	135,722,164	14,695,807	1,178,715
WeWork Partnerships Profits Interest Units not subject to performance conditions	—	550,387	—

Note 24. Commitments and Contingencies

Credit Agreement — In November 2015, the Company amended and restated its existing credit facility (the “2019 Credit Facility”) to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial and other covenants. At various points during 2016 through 2019, the Company executed amendments to the credit agreement governing the 2019 Credit Facility which amended certain of the financial and other covenants. In November 2017 and as later amended, the Company entered into a new letter of credit facility (the “2019 LC Facility”) pursuant to the letter of credit reimbursement agreement, that provided an additional $500.0 million in availability of standby letters of credit. In May 2019, the Company entered into an additional letter of credit reimbursement agreement that provided for an additional $200.0 million in availability of standby letters of credit.

As of December 31, 2019, $1.3 billion of standby letters of credit were outstanding under a combination of the 2019 Credit Facility and the 2019 LC Facility, the primary purpose of which was to guarantee payment under certain leases entered into by certain of the Company’s wholly owned subsidiaries and for general corporate purposes. These letters of credit were secured by restricted cash of $762.3 million at December 31, 2019. There were no borrowings outstanding under the 2019 Credit Facility as of December 31, 2019.

In conjunction with the availability of the 2020 LC Facility (described below), the 2019 Credit Facility and the 2019 LC Facility were terminated in February 2020 and $4.7 million of deferred financing costs were expensed and included in loss on extinguishment of debt on the consolidated statements of operations during the year ended December 31, 2020. As of December 31, 2020, $143.7 million in letters of credit remain outstanding under the 2019 LC Facility and 2019 Credit Facility that are secured by new letters of credit issued under the 2020 LC Facility.

The Company has also entered into various other letter of credit arrangements, the purpose of which is to guarantee payment under certain leases entered into by ChinaCo, JapanCo and PacificCo. There was $49.2 million and $92.0 million of standby letters of credit outstanding under these other arrangements that are secured by $53.6 million and $94.0 million of restricted cash at December 31, 2020 and 2019, respectively. As a

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DECEMBER 31, 2020

result of the ChinaCo Deconsolidation in October 2020, the standby letters of credit outstanding and restricted cash as of December 31, 2020 exclude amounts related to ChinaCo.

2020 LC Facility and Company/SBG Reimbursement Agreement — On December 27, 2019, WeWork Companies LLC entered into a credit agreement dated as of December 27, 2019 (as amended by the First Amendment, dated as of February 10, 2020, and as further amended by the Second Amendment to the Credit Agreement and First Amendment to the Security Agreement, dated as of April 1, 2020, the “Company Credit Agreement”), among WeWork Companies LLC, as co-obligor, the SoftBank Obligor, as co-obligor, Goldman Sachs International Bank, as administrative agent, and the issuing creditors and letter of credit participants party thereto. The Company Credit Agreement provides for a $1.75 billion senior secured letter of credit facility (the “2020 LC Facility”), which was made available on February 10, 2020, for the support of WeWork Companies LLC’s or its subsidiaries’ obligations. The termination date of the 2020 LC Facility is February 10, 2023. As of December 30, 2020, $1.4 billion of standby letters of credit were outstanding under the 2020 LC Facility, of which $143.7 million has been utilized to secure letters of credit that remain outstanding under the Company’s previous credit facility (the “2019 Credit Facility”) and letter of credit facility (the “2019 LC Facility”), which were terminated in 2020. As of December 31, 2020 there was $368.4 million in remaining letter of credit availability under the 2020 LC Facility.

WeWork Companies LLC and the SoftBank Obligor are jointly and severally liable under the 2020 LC Facility, as co-obligors. Except in certain limited circumstances, the co-obligors are not required to post cash collateral under the 2020 LC Facility, and as of December 31, 2020, only $2.2 million of restricted cash collateral requirements remain under the terminated 2019 Credit Facility and the 2019 LC Facility with certain exiting creditors, making available during the year ended December 31, 2020, approximately $0.8 billion in working capital that was previously restricted under the 2019 Credit Facility and the 2019 LC Facility as of December 31, 2019.

The 2020 LC Facility is guaranteed by substantially all of the domestic wholly-owned subsidiaries of WeWork Companies LLC (collectively the “Guarantors”) and is secured by substantially all the assets of WeWork Companies LLC and the Guarantors, in each case, subject to customary exceptions. The Company Credit Agreement and related documentation contain customary reimbursement provisions, representations, warranties, events of default and affirmative covenants (including with respect to cash management) for letter of credit facilities of this type. The negative covenants applicable to WeWork Companies LLC and its Restricted Subsidiaries (as defined in the Company Credit Agreement) are limited to restrictions on liens (subject to exceptions substantially consistent with the 7.875% Senior Notes due 2025), changes in line of business and disposition of all or substantially all of the assets of WeWork Companies LLC.

In connection with the 2020 LC Facility, WeWork Companies LLC also entered into a reimbursement agreement, dated as of February 10, 2020 (as amended by the First Amendment dated as of April 1, 2020, the “Company/SBG Reimbursement Agreement”), with the SoftBank Obligor and the Guarantors pursuant to which (i) the SoftBank Obligor agreed to pay substantially all of the fees and expenses payable in connection with the Company Credit Agreement, (ii) the Company agreed to reimburse the SoftBank Obligor for certain of such fees and expenses (including fronting fees up to an amount not to exceed 0.125% on the undrawn and unexpired amount of the letters of credit) as well as to pay the SoftBank Obligor a fee of 5.475% on the amount of all outstanding letters of credit and (iii) the Guarantors agreed to guarantee the obligations of WeWork Companies LLC under the Company/SBG Reimbursement Agreement. During the year ended December 31, 2020, the Company recognized $69.7 million in interest expense in connection with amounts payable to SBG pursuant to the Reimbursement Agreement.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

As the Company is also obligated to issue shares to SBG in the future pursuant to the 2020 LC Facility Warrant, with such warrant valued at issuance at $284.4 million, the implied interest rate for the Company on the 2020 LC Facility at issuance, assuming the full commitment is drawn, is approximately 12.47%.

Construction Commitments — In the ordinary course of its business, the Company enters into certain agreements to purchase construction and related contracting services related to the build-outs of the Company’s operating locations that are enforceable and legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. The Company’s purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with the Company’s construction schedule. As of December 31, 2020 and 2019, the Company had issued approximately $108.2 million and $467.4 million, respectively, in such outstanding construction commitments.

Legal Matters — The Company has in the past been, is currently and expects to continue in the future to be a party to or involved in pre-litigation disputes, individual actions, putative class actions or other collective actions, U.S. and foreign government regulatory inquiries and investigations and various other legal proceedings arising in the normal course of its business, including with members, employees, landlords and other commercial partners, securityholders, third-party license holders, competitors, government agencies and regulatory agencies, among others.

The Company reviews its litigation-related reserves regularly and, in accordance with GAAP, sets reserves where a loss is probable and estimable. The Company adjusts these reserves as appropriate; however, due to the unpredictable nature and timing of litigation, the ultimate loss associated with a given matter could significantly exceed the litigation reserve currently set by the Company. Given the information it has as of today, Management believes that none of these matters will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

As of December 31, 2020, the Company is also party to several litigation matters and regulatory matters not in the normal ordinary course of business. These matters are described below. Management intends to vigorously defend these cases and cooperate with regulators in these matters; however, there is a reasonable possibility that the Company could be unsuccessful in defending these claims and could incur a loss. It is not currently possible to estimate a range of reasonably possible loss above the aggregated reserves.

Carter v. Neumann, et al. (Superior Court for the State of California, County of San Francisco, No. CGC-19-580474, filed January 10, 2020, replacing Natalie Sojka as plaintiff in the putative class action Ms. Sojka filed on November 4, 2019)

Won v. Neumann, et al. (Superior Court for the State of California, County of San Francisco, No. CGC-19-581021, filed November 25, 2019)

Two separate purported class and derivative complaints have been filed by three Company shareholders (two in Carter and one in Won) against the Company, certain current and former directors, SBG, Adam Neumann and Masayoshi Son. Both complaints were filed in California state court and allege, among other things, that defendants breached fiduciary duties and/or aided and abetted breaches of fiduciary duties in connection with certain transactions. The complaints seek injunctive relief and damages. In both actions, the Company filed motions to compel arbitration and stay the actions, or to enforce the Company’s Delaware forum selection bylaw and dismiss or stay the actions. On August 31, 2020, the court granted the motions to compel arbitration (as to one of the plaintiffs in Carter and the plaintiff in Won) and the motion to enforce the forum selection bylaw (as to the second plaintiff in Carter). On October 30, 2020, the first Carter plaintiff and the Won plaintiff filed

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DECEMBER 31, 2020

petitions for writs of mandate seeking to overturn the court’s orders compelling arbitration. On December 3, 2020, the California Court of Appeal denied those petitions. Also on October 30, 2020, the other plaintiff in Carter appealed the court’s decision enforcing the forum selection bylaw. That appeal remains pending.

The We Company v. Softbank Group Corp. et al. (Delaware Court of Chancery, C.A. No. 2020-0258-AGB, filed April 7, 2020)

On April 7, 2020, the Special Committee, acting in the name of the Company, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. Separately, on May 4, 2020, Adam Neumann and We Holdings LLC filed a complaint captioned Neumann, et al. v. Softbank Group Corp., et al., C.A. No. 2020-0329-AGB, also asserting claims in relation to SoftBank’s withdrawal of the 2020 Tender Offer. On February 25, 2021, the parties entered into a settlement agreement, the terms of which, when completed, would resolve the litigation. See Note 27 for details regarding the February 25, 2021 settlement agreement. On April 15, 2021, the parties filed a stipulation of dismissal dismissing with prejudice the claims brought by the Company, and dismissing the action in its entirety.

Catalyst Investors III, L.P. v. The We Company et. al (Supreme Court of the State of New York, County of New York, Index No. 654377/2020, filed September 21, 2020)

Three former investors in Conductor, Inc. filed a complaint against the Company, its former Chief Executive Officer Adam Neumann, and its former Chief Financial Officer Arthur Minson, alleging that the defendants made or participated in making misrepresentations that induced the plaintiffs to agree to the Company’s acquisition of Conductor, Inc. in March 2018. The plaintiffs assert causes of action for common law fraud/fraudulent inducement, unjust enrichment, and negligent misrepresentation under New York law. The plaintiffs seek unspecified compensatory and punitive damages, as well as other relief. On December 4, 2020, the Company filed a motion to dismiss the complaint.

Vernet v. The We Company et. al. (N.D. Cal., No. 3:20-cv-003686, filed June 30, 2020)

On September 4, 2020, two Company stockholders filed a consolidated amended complaint on behalf of a putative class of purchasers of WeWork securities between June 3, 2016 and September 30, 2019. The complaint named as defendants the Company, its former Chief Executive Officer, Adam Neumann, SBG and certain other directors and officers of the Company. Plaintiffs alleged that defendants made or participated in the making of purported misrepresentations to induce the purchase of Company securities in violation of the California Corporations Code. Plaintiffs sought unspecified compensatory damages, rescission, and other relief. On November 3, 2020, the Company filed a motion to dismiss the consolidated amended complaint for failure to state a claim. Thereafter, plaintiffs accepted the 2021 Tender Offer, and, in doing so, agreed to release of their claims against WeWork, Adam Neumann, SBG, and certain other directors and officers of the Company. On May 6, 2021, plaintiffs filed a stipulation of dismissal of the complaint without prejudice, and the court entered an order dismissing the complaint.

Regulatory Matters

Since October 2019, the Company has been responding to subpoenas and document requests issued by certain federal and state authorities investigating the Company’s disclosures to investors and employees regarding the Company’s valuation and financial condition, and certain related party transactions. On November 26, 2019, the U.S. Securities and Exchange Commission issued a subpoena seeking documents and information concerning these topics, and has interviewed witnesses, in connection with a non-public investigation styled In the Matter of The We Company (HO-13870). On January 29, 2020, the United States Attorney’s Office for the Southern

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DECEMBER 31, 2020

District of New York issued a voluntary document request concerning these topics and has interviewed witnesses. On October 11, 2019, the New York State Attorney General’s Office issued a document request concerning these topics and has examined witnesses. On February 12, 2020, the California Attorney General’s Office issued a subpoena concerning these topics. The Company is cooperating with all of these investigations.

Asset Retirement Obligations — As of December 31, 2020 and 2019, the Company had asset retirement obligations of $206.0 million and $132.0 million, respectively. The current portion of asset retirement obligations are included within other current liabilities and the non-current portion are included within other liabilities on the accompanying consolidated balance sheets. Asset retirement obligations include the following activity during the years ended December 31, 2020 and 2019.

	Year Ended December 31,
(Amounts in thousands)	2020	2019
Balance at beginning of period	$131,989	$90,470
Liabilities incurred in the current period	8,842	35,968
Liabilities settled in the current period	(5,475)	(762)
Accretion of liability	9,888	5,639
Revisions in estimated cash flows	64,630	—
ChinaCo Deconsolidation (Note 6)	(8,883)	—
Effect of foreign currency exchange rate changes	4,974	674

Balance at end of period	205,965	131,989
Less: Current portion of asset retirement obligations	(113)	(201)

Total non-current portion of asset retirement obligations	$205,852	$131,788

Note 25. Other Related Party Transactions

Subsequent to the ChinaCo Deconsolidation, the Company is entitled to certain transition services fees equal to $1.8 million for transition services provided from October 2, 2020 through December 31, 2020 and the lesser of $0.6 million per month or the actual costs of services provided for the following three month period.

The Company is also entitled to an annual management fee of 4% of net revenues beginning on the later of 2022 or the first fiscal year following the Initial Investment Closing in which EBIT of ChinaCo is positive (the “ChinaCo Management Fee”). The Company is also entitled to an additional $1.3 million in fees in connection with data migration and application integration services to be performed over a six month period beginning on October 2, 2020. These data migration and application integration fees are only payable on the first date the ChinaCo Management Fee becomes payable.

Subsequent to the ChinaCo Deconsolidation, the Company has also continued to provide a guarantee to certain landlords of ChinaCo, guaranteeing total lease obligations up to $4.9 million as of December 31, 2020. The Company is entitled to a fee totaling approximately $0.1 million per year for providing such guarantees, until such guarantees are extinguished.

During the year ended December 31, 2020, the Company recorded $2.6 million of total fee income for services provided to ChinaCo, included within service revenue as a component of total revenue in the accompanying consolidated statements of operations. All amounts earned from ChinaCo prior to the deconsolidation are eliminated in consolidation.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

On March 21, 2019, the Company entered into an agreement with SBG, related to reimbursement of funds to the Company related to the underwriting and for production services performed by the Company for Creator Awards events held or to be held between September 2017 and January 2021. Pursuant to the terms of the contract, in consideration of the Company’s performance of its obligations, SBG was required to make payments totaling $80.0 million. Any portion of the total $80.0 million contracted payments not used in connection with the execution of services by December 31, 2020 was reimbursable by the Company to an affiliate of SBG. An affiliate of SBG funded $20.0 million during 2017, as a deposit in anticipation of signing a contract with the Company. Pursuant to the terms of the contract, the Company received an additional $40.0 million in cash during the year ended December 31, 2019. The Company recognized $38.4 million as other revenue, during the year ended December 31, 2019 relating to services provided by the Company in support of Creator Award events that occurred during the period from September 1, 2017 through December 31, 2019. No cash was received and no revenue was recognized during the years ended December 31, 2020 and 2018 relating to this contract. As of December 31, 2019, the Company had $21.6 million recorded within deferred revenue on the accompanying consolidated balance sheet relating to this contract. In September 2020, in connection with the transfer of the Company’s variable interest and control over the Creator Fund to an affiliate of SBG described in Note 6, the production services agreement was terminated and the parties agreed that the Company would not be required to reimburse an affiliate of SBG for the $21.6 million of deferred revenue. As SBG is a principal shareholder of the Company, the forgiveness of this reimbursement obligation was accounted for as a capital contribution and reclassified from liabilities to additional paid-in-capital during the year ended December 31, 2020.

During the years ended December 31, 2020, 2019, and 2018, the Company earned an additional $142.1 million, $108.9 million and $21.8 million, respectively, in revenue from SBG for the sale of memberships and various other services provided. SBG is a principal stockholder with representation on the Company’s Board of Directors.

During the year ended December 31, 2020, the Company sold WeWork’s unused flight hours with VistaJet, an aviation company offering private flight services, to an affiliate of SBG at cost, through the cancellation of $1.5 million in debt.

During the years ended December 31, 2020, 2019, and 2018, the Company earned $22.9 million, $16.0 million and $3.2 million, respectively, in revenue from the sale of memberships and other services to other related parties that have significant influence over the Company through representation on the Company’s Board of Directors.

During the years ended December 31, 2020, 2019, and 2018, the Company recorded revenue of approximately none, $0.3 million and $0.1 million, respectively relating to services rendered to Adam Neumann and also recorded $0.6 million as a reduction of expenses during the year ended December 31, 2019, relating to reimbursements received. Additionally, during the year ended December 31, 2020, the Company received a reimbursement of $0.9 million from Adam Neumann, relating to certain withholding tax payments made by the Company on his behalf, which was previously included in other current assets on the accompanying consolidated balance sheet. During the year ended December 31, 2019, the Company also collected a receivable of $2.5 million from Adam Neumann, relating to reimbursement of expenditures made. In addition, the Company estimates that an additional approximately $1.8 million for past perquisites and personal aircraft use would have been reimbursable to the Company but for which Adam Neumann was released of any obligation to reimburse the Company in connection with the SoftBank Debt Financing discussed in Note 14.

During the year ended December 31, 2019, an affiliate of SBG entered into a non-compete agreement with Adam Neumann, the Company’s former CEO, for a cash payment of $185.0 million, of which 50% was paid initially, with the remaining 50% payable in twelve equal monthly installments. During 2019, the Company recorded this

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

as an expense of the Company to be paid for by a principal shareholder as the Company also benefitted from the arrangement through restricting Adam Neumann’s ability to provide similar services to a competing organization. The Company recognized the expense in full during 2019, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG. The expense is included as a component of restructuring and other related costs on the accompanying consolidated statement of operations.

In connection with his separation, the Company agreed to reimburse Adam Neumann for legal expenses incurred. The Company recorded $1.5 million within restructuring and other related costs on the consolidated statements of operations during 2019 and a corresponding liability of $1.5 million included in accounts payable and accrued expenses on the consolidated balance sheet as of December 31, 2019. The Company paid for the legal expenses during the year ended December 31, 2020. Also in connection with his separation agreement, the Company agreed to provide Adam Neumann, at the Company’s cost, with the continuation of his family healthcare benefits through October 2020, security services through October 2020 and use of a WeWork office through February 2021.

The Company has entered into three separate operating lease agreements for space in buildings that are partially owned by Adam Neumann. A significant shareholder of the Company’s Class B stock is also a partial owner of one of the buildings. During the years ended December 31, 2020, 2019 and 2018, the Company recognized $10.9 million, $7.7 million and $5.8 million, respectively, of lease cost expense related to these leases, made cash payments totaling $10.5 million, $6.5 million and $6.1 million, respectively and received cash tenant incentives of $3.9 million, $0.4 million and $11.6 million, respectively. Future minimum lease cost payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $198.9 million as of December 31, 2020. The future minimum lease cost payments disclosed are the gross amounts contractually payable and not net of tenant lease incentive receivables of approximately $10.5 million as of December 31, 2020.

The Company has entered into a finance lease agreement for space in a building partially owned by Adam Neumann. A significant shareholder of the Company’s Class B stock is also a partial owner of the building. During the years ended December 31, 2020, 2019 and 2018, the Company recognized $1.6 million, $1.6 million and $1.7 million of interest expense related to this finance lease, made cash payments totaling $2.0 million, $2.0 million and $1.9 million, and received cash tenant incentives of $0.8 million, none and none, respectively. Future lease cost payments with respect to obligations under this finance lease are approximately $14.8 million as of December 31, 2020. There are no tenant lease incentive receivables associated with the lease as of December 31, 2020.

As of December 31, 2020, the Company has several operating lease agreements for space in buildings owned by an entity in which the Company has an equity method investment through WeCap Investment Group. During the years ended December 31, 2020, 2019 and 2018, the Company recognized $43.7 million, $42.2 million and $13.5 million, respectively, of lease cost expense related to these leases, made cash payments totaling $33.4 million, $30.5 million and $6.0 million, and received cash tenant lease incentives of $13.3 million, $13.0 million and $33.6 million, respectively. Future minimum lease cost payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $905.0 million as of December 31, 2020. The future minimum lease cost payments disclosed are the gross amount payable and are not net of tenant lease incentive receivables of approximately $8.7 million as of December 31, 2020.

During 2017, the Company also received from the WPI Fund unsecured loans totaling $26.1 million, at an interest rate of 1.52%, in order to secure a potential investment opportunity that was being evaluated with the Company and the WPI Fund. During the year ended December 31, 2018, the Company recognized $0.2 million

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

of interest expense related to these unsecured loans. The loans were paid off in full by the Company upon maturity on April 13, 2018 in connection with the completion of the investment.

As of December 31, 2018, the Company had $5.7 million outstanding non-recourse promissory notes to certain employees of the Company included in other assets. During the year ended December 31, 2019, the Company funded $5.7 million in new loans to employees and $7.8 million in recourse promissory notes and accrued interest were forgiven, with such forgiveness included as a component of selling, general and administrative expenses on the accompanying consolidated statement of operations. During the year ended December 31, 2019, the remaining $3.3 million in loans and accrued interest were settled through the surrendering to the Company of 296,813 shares of Class A Common Stock totaling $0.8 million and 97,229 shares of Series AP-1 Preferred Stock totaling $2.5 million. The promissory notes that were outstanding during 2019 included interest rates ranging from 1.7% to 2.6% and had original maturities ranging from 2020 to 2028. As of both December 31, 2020 and 2019, there were no remaining non-recourse promissory notes outstanding included in the Company’s assets.

During the year ended December 31, 2019, the Company closed on the acquisition of the 424 Fifth Venture from an entity that shared a common board member with the Company at the time of acquisition. See Note 6 for additional details.

During the years ended December 31, 2020, 2019 and 2018, the Company recognized expenses of approximately $20.1 million, $7.7 million and $0.9 million, respectively, for services provided by SBG and its affiliates. Additionally, the Company also agreed to reimburse SBG for all fees and expenses incurred in connection with the SoftBank Transactions in an aggregate amount up to $50.0 million. Of the $50.0 million reimbursable to SBG as of December 31, 2019, the Company allocated and recorded $20.0 million as deferred financing costs included net of accumulated amortization within other assets on the consolidated balance sheet which will be amortized into interest expense over the life of the debt facility to which it was allocated and recorded $15.0 million as equity issuance costs associated with the 2019 Warrant, recorded as a reduction of the Series H-1 Preferred Share balance on the consolidated balance sheet. The remaining $15.0 million was recorded as a transaction cost included as a component of selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2019 as it related to various other components of the SoftBank Transactions which did not qualify for capitalization. During the year ended December 31, 2020 the Company made payments on these obligations to SBG totaling $35.5 million. As of December 31, 2020 and 2019, accounts payable and accrued expenses included $14.5 million and $50.0 million, respectively payable to SBG related primarily to these reimbursement obligations.

During the years ended December 31, 2020, 2019 and 2018, the Company recognized expenses of $5.8 million, $0.9 million and $0.4 million, respectively, for services provided by a vendor in which the Company has an equity method investment or other related party relationship.

During the years ended December 31, 2019 and 2018, the Company recognized expenses totaling approximately $20,000 and $158,000 respectively, in connection with promotional services performed by an immediate family member of Adam Neumann for the Creator Awards ceremonies. During the years ended December 31, 2019 and 2018, the Company recognized expenses totaling approximately $218,000 and $163,000, respectively, for an employee of the Company, who is an immediate family member of Adam Neumann.

During the years ended December 31, 2019 and 2018, the Company recognized expenses totaling approximately $120,000 and $98,000 respectively, for an employee of the Company, who is an immediate family member of the Company’s Board of Directors.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Note 26. Segment Disclosures and Concentration

Operating segments are defined as components of an entity that engages in business activities from which it may earn revenues and incur expenses and has discrete financial information that is reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about how allocate resources and assess performance. The Company operates in one operating segment as the Chief Executive Officer, who is our CODM, reviews financial information, assess the performance of the Company and makes decisions about allocating resources on a consolidated basis.

The Company’s revenues and total property and equipment, by country, are as follows:

	Year Ended December 31,
(Amounts in thousands)	2020	2019	2018
Revenue:
United States	$1,685,274	$1,874,589	$1,073,680
United Kingdom	421,252	466,202	275,615
Greater China (1)	206,261	228,537	99,529
Japan	250,733	174,120	44,282
Other foreign countries	852,345	715,144	328,645

Total revenue	$3,415,865	$3,458,592	$1,821,751

	December 31,
(Amounts in thousands)	2020	2019
Property and equipment:
United States	$4,752,834	$5,825,644
United Kingdom	1,020,575	905,966
Greater China (1)	—	395,290
Japan	525,046	350,623
Other foreign countries	2,288,306	2,017,262

Total property and equipment	$8,586,761	$9,494,785

(1)	The amounts for Greater China relate solely to the consolidated amounts of ChinaCo which was deconsolidated on October 2, 2020.

Our concentration in specific cities magnifies the risk to us of localized economic conditions in those cities or the surrounding regions. The majority of the Company’s revenue is earned from locations in densely populated cities and as a result may be more susceptible to economic impacts as a result of COVID-19.

The majority of our revenue is earned from locations in the United States and the United Kingdom. During the years ended December 31, 2020, 2019 and 2018, approximately 49%, 54% and 59%, respectively of our revenue was earned in the United States and approximately 12%, 13% and 15%, respectively of our revenue was earned in the United Kingdom. The majority of our 2020 revenue from locations in the United States was generated from locations in greater New York City, San Francisco, Los Angeles, Boston and Seattle markets. In the United Kingdom, 94% of our property and equipment and 95% of 2020 revenues are related to WeWork locations in the greater London area. In the United States, the Company generally uses metropolitan statistical areas (as defined by the United States Census Bureau) to define its greater metropolitan markets. The nearest equivalent is used internationally.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

During the years ended December 31, 2020, 2019 and 2018, no single member accounted for greater than 10% of the Company’s revenues.

Although the Company deposits its cash with multiple high credit quality financial institutions, its deposits, at times, may exceed federally insured limits. The Company believes no significant concentration risk exists with respect to its cash and cash equivalents.

Note 27. Subsequent Events

These consolidated financial statements include a discussion of material events, if any, which have occurred subsequent to December 31, 2020 (referred to as subsequent events) through the issuance of the consolidated financial statements.

In February 2021, the SoftBank Obligor partially exercised the Penny Warrants for the issuance of 129,887,919 shares of Series H-3 Convertible Preferred Stock and the Company received approximately $1.3 million in proceeds relating to the payment of the $0.01 per share exercise price. As a result of this transaction, the Company recorded $311.7 million of loss from change in fair value of related party financial instruments in its consolidated statement of operations for the three-months ended March 31, 2021.

In February 2021, the Board of Directors of the Company increased the number of authorized shares of Series H-3 Convertible Preferred Stock from 129,887,919 to 136,009,158 and the number of authorized shares of Series H-4 Convertible Preferred Stock from 129,887,919 to 136,009,158.

During 2021, the Company delivered draw notices in respect of $800 million under the Master Note Purchase Agreement and an aggregate principal amount of $800 million of SoftBank Senior Unsecured Notes were issued to the Note Purchaser.

During 2021, the Company funded the remaining $15.0 million principal under the 2020 Debentures to IndiaCo.

In April 2020, SBWW terminated and withdrew their offer to purchase the equity securities of WeWork Inc. because it asserted the failure of various conditions to its obligations to close the 2020 Tender Offer. The Special Committee, acting in the name of the Company, filed a complaint in the Court of Chancery of the State of Delaware against SBG and SoftBank Vision Fund asserting claims in relation to SBG’s withdrawal of the 2020 Tender Offer. Separately, Adam Neumann and We Holdings LLC filed a similar lawsuit against SBG and SoftBank Vision Fund. On February 25, 2021, all parties entered into a settlement agreement (the “Settlement Agreement”), the terms of which resolved the litigation. The Settlement Agreement includes, among other terms, the following:

•

The launch of a new tender offer. Pursuant to the Settlement Agreement, SBWW completed a tender offer and acquired $921.6 million of the Company’s equity securities (including certain equity awards, exercisable warrants and convertible notes) from eligible equity holders of the Company, at a price of $19.19 per share (the “2021 Tender Offer”). Adam Neumann, his affiliate We Holdings LLC, and certain of their related parties were excluded from the 2021 Tender Offer and did not tender shares. As a result of the 2021 Tender Offer, that closed in April 2021, the Company recorded $48.0 million of total expenses in its consolidated statement of operations for the three-months ended March 31, 2021.

•

Certain governance changes. The transactions contemplated by the Settlement Agreement also included the following changes to our governance structure: The elimination of the Company’s multi-class voting structure. As a result of the Amended and Restated Certificate of Incorporation and the

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

transactions contemplated by the Settlement Agreement, on February 26, 2021, all of the outstanding shares of Class B common stock of the Company automatically converted into shares of Class A common stock and the shares of Class C Common stock of the Company now have one vote per share, instead of three (the “Class B Conversion”). The Amended and Restated Certificate of Incorporation provides that if, following the Class B Conversion, new shares of Class B common stock are issued pursuant to (i) the exercise of options to purchase shares of Class B common stock outstanding as of the date of the Class B Conversion, (ii) securities convertible into shares of Class B common stock outstanding as of the date of the Class B Conversion, and (iii) other circumstances which are specified in the Amended and Restated Certificate of Incorporation, such new shares will be automatically converted into shares of Class A common stock immediately following the time such new shares of Class B common stock are issued.

•

Adam Neumann settlement payment. In connection with the Settlement Agreement, SBG and its affiliates paid Adam Neumann an amount equal to $105.6 million. No expense was recorded in the Company’s consolidated statement of operations for the three-months ended March 31, 2021 as it does not benefit the Company.

•

Adam Neumann sale of stock to SBG. In connection with the Settlement Agreement, SBG and its affiliates purchased 30,139,971 shares of Class B Common Stock of the Company from We Holdings LLC, which is Adam Neumann’s affiliated investment vehicle, for a price per share of $19.19, representing an aggregate purchase price of approximately $578.4 million. The Company recorded a $428.3 million expense which represents the excess between the amount paid from a principal shareholder of the Company to We Holdings LLC and the fair value of the stock purchased. The Company recognized the expense in Restructuring and other related costs in the consolidated statement of operations for the three-months ended March 31, 2021, with a corresponding increase in additional paid-in capital, representing a deemed capital contribution by SBG in its consolidated balance sheet.

•

Adam Neumann proxy changes. In connection with the Settlement Agreement, Adam Neumann’s proxy and future right to designate directors to our board of directors were eliminated. The Amended and Restated Stockholders’ Agreement eliminated all proxies by Adam Neumann in favor of our board of directors, eliminated Adam Neumann’s right to observe meetings of our board of directors and removed Adam Neumann’s future rights to designate directors to our board of directors (which would have been available to Adam Neumann upon elimination of his financial obligations with and to SBG). Mr. Neumann’s right to observe meetings of WeWork’s board of directors was replaced by a new agreement governing future observer rights, which provides that beginning on February 26, 2022, Mr. Neumann, or if requested by SBG, a designee of Mr. Neumann’s (who shall be subject to SBG’s approval), shall have the right to observe meetings of WeWork’s board of directors (and certain committees thereof). Pursuant to this agreement, Mr. Neumann’s right to observe meetings of WeWork’s board of directors will continue following the Closing of the Business Combination commencing in February 2022.

•

SBG proxy agreement. On February 26, 2021, we entered into a proxy agreement with SBWW which will allow SBG and its affiliates to continue to voluntarily limit the combined voting power of SBG and SVFE to less than 49.90%. Pursuant to the proxy agreement, any shares of the Company’s stock representing shares owned by SBWW that, when taken together with the voting power of all other shares of the Company’s capital stock held by SBG and its affiliates (including SVFE) represent voting power of the Company in excess of 49.90%, will be voted in the same proportion as shares of the Company’s capital stock not owned by SBG or SVFE.

•	WeWork Partnerships Profits Interest Units amendments. In February 2021, in connection with the Settlement Agreement, the WeWork Partnerships Profits Interest Units held by Adam Neumann in the

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

WeWork Partnership became fully vested and were amended to have a catch-up base amount of $0. The per unit distribution thresholds for the WeWork Partnerships Profits Interest Units interests were also amended to initially be $10.00 and may be subject to downward adjustment based on closing date pricing if a de-SPAC or initial public offering were to occur. As a result of this modification, the Company recorded $102.0 million of restructuring and other related costs in its consolidated statement of operations for the three-months ended March 31, 2021.

In May 2021, WeWork entered into a loan agreement with a third party to raise up to $350.0 million of cash in exchange for letters of credit issued from the LC Facility (the “LC Debt Facility”). The third party will issue a series of discount notes to investors of varying short term (1-6 month) maturities and make a matching discount loan to the Company. The Company will pay the 5.475% issuance fee on the letter of credit, the 0.125% fronting fee on the letter of credit and the interest on the discount note which will be set each note issuance. At maturity, the Company has the option, based on prevailing market conditions and liquidity needs, to roll the loan to a new maturity or pay off the loan at par.

In connection with the Merger Agreement, the Company agreed to not enter into loan facilities that utilize the 2020 LC Facility without consent from SBG. In May 2021, the Company entered into a letter agreement with SBG pursuant to which SBG consented to the LC Debt Facility and the Company agreed to certain restrictions that will apply to the LC Debt Facility, including that (i) until such time as no amounts remain undrawn by the Company under the $2.2 billion SoftBank Senior Unsecured Notes, amounts issued under the LC Debt Facility will not exceed $100.0 million, (ii) the Company will repay all amounts outstanding under the LC Debt Facility within 30 days after the closing of the Business Combination, (iii) on and after the closing of the Business Combination, the prior written consent of SBG will be required for the first draw under the LC Debt Facility that occurs after the Closing.

During 2021, WeWork continued execution of the Company’s operational restructuring program incurring approximately $300 million in non-routine impairment charges for the three months ended March 31, 2021.

BowX Merger Agreement

On March 25, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, BowX Acquisition Corp. (“BowX”), and BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of BowX (“Merger Sub”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the Business Combination):

•

at the closing of the transactions contemplated by the Merger Agreement (the Closing), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of BowX (the “Merger”);

•

as promptly as practicable following the Closing, the Company will merge with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of BowX (Merger Sub II and such transaction, the Second Merger), with Merger Sub II being the surviving entity of the Second Merger;

•	as a result of the Merger, among other things, all outstanding shares of capital stock of the Company (other than shares of Class C common stock of the Company, treasury shares, shares held by

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the DGCL and shares of Company stock subject to options, warrants and RSUs) will be cancelled in exchange for the right to receive a number of newly issued shares of Class A common stock, par value $0.0001 per share, of BowX (“BowX Common Stock”) determined using an exchange ratio (the “Exchange Ratio”) which is determined based on a pre-money enterprise valuation of the Company of approximately $9 billion, a $10.00 price per share of BowX Common Stock and the fully diluted equity capitalization of the Company immediately prior to the Closing (which is subject to change between signing and Closing), as described below;

•

shares of Class C common stock of the Company will be cancelled in exchange for the right to receive a number of newly issued shares of Class C common stock, par value $0.0001 per share, of BowX (“Bow X Class C Common Stock”) determined using the Exchange Ratio;

•

outstanding options and warrants to purchase Company stock and RSUs will be converted into the right to receive options or warrants to purchase shares of BowX Common Stock or restricted stock units representing the right to receive shares of BowX Common Stock, as applicable, on the same terms and conditions that are in effect with respect to such options, warrants or RSUs on the day of Closing, subject to adjustments using the Exchange Ratio, as described below; and

•	BowX will immediately be renamed “WeWork Inc.” or such other name as agreed to by the Company and BowX prior to Closing.

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of the Company and BowX, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by BowX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) if a merger control filing is required by the Mexican Federal Economic Competition Commission (the “Comisión Federal de Competencia Económica, COFECE”), COFECE providing clearance of the transactions contemplated by the Merger Agreement, (v) receipt of approval for listing on The Nasdaq Stock Market or The New York Stock Exchange the shares of BowX Common Stock to be issued in connection with the Merger, (vi) that BowX have at least $5,000,001 of net tangible assets upon the Closing, (vii) the absence of any injunctions or laws prohibiting the Merger, (viii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on the Company and (ix) customary bringdown of the representations, warranties and covenants of the parties therein.

Another condition to the parties’ obligations to consummate the Merger is that as of the Closing the sum of (x) the amount of cash available in the trust account into which substantially all of the proceeds of BowX’s initial public offering and private placements of its securities have been deposited, after deducting the amount required to satisfy BowX’s obligations to its stockholders (if any) that exercise their rights to redeem all or a portion of their BowX Class A Common Stock pursuant to BowX’s certificate of incorporation and bylaws (but prior to payment of any deferred underwriting commissions being held in the trust account and any transaction expenses of BowX, the Company or their affiliates) plus (y) the amount of the PIPE Investment (as defined below) actually received by BowX prior to or substantially concurrently with the Closing, is equal to or greater than $800,000,000.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to use reasonable best efforts to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties not to initiate any negotiations or enter into any agreements for certain alternative transactions,

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

(iii) the Company to prepare and deliver to BowX certain unaudited consolidated financial statements of the Company, (iv) BowX and the Company jointly to prepare, and BowX to file, a proxy statement / registration statement on Form S-4 and take certain other actions to obtain the requisite approval of BowX stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of BowX and the Company, (ii) by the Company or BowX, if certain approvals of the shareholders of BowX are not obtained, (iii) by the Company, if there is an Acquiror Modification in Recommendation (as defined in the Merger Agreement), (iv) by BowX if there is a Company Modification in Recommendation (as defined in the Merger Agreement) (v) by BowX, if certain approvals of the stockholders of the Company are not obtained within certain time periods, or (vi) by either BowX or the Company in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any final and nonappealable Governmental Order (as defined in the Merger Agreement) that has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger and (b) in the event of certain uncured breaches by the other party or if the Closing has not occurred on or before October 31, 2021, subject to extension by sixty (60) days in certain circumstances (the “Agreement End Date”).

Certain Related Agreements

Subscription Agreements

On March 25, 2021, concurrently with the execution of the Merger Agreement, BowX entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 80,000,000 shares of BowX Common Stock for $10.00 per share, for an aggregate subscription price equal to $800,000,000, (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (iv) the Agreement End Date.

For two key anchor investors, each with an aggregate investment amount of $125,000,000 (collectively, the “Key Anchor Investors”), the obligation to close under the Subscription Agreements is further conditioned upon the total investment by the PIPE Investors equaling or exceeding $700,000,000, with such amount including (i) an investment of at least $125,000,000 in the aggregate from the other Key Anchor Investor and its affiliates and any investment funds controlled by their affiliates, (ii) an investment of at least $15,000,000 from investors identified, cultivated or referred by Bow Capital or otherwise associated with Bow Capital, and (iii) an investment of at least $10,000,000 in the aggregate from The Obsidian Master Fund and its affiliates and any investment funds controlled by its affiliates.

Sponsor Support Agreement

On March 25, 2021, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), with BowX Sponsor, LLC (the “Sponsor”) and other persons party thereto (the “Sponsor Persons”), pursuant to

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

which the Sponsor and the Sponsor Persons agreed to, among other things, (i) cause to be forfeited 3,000,000 shares of Class B common stock, par value $0.0001 per share, of BowX held by the Sponsor and certain other persons and (ii) vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Stockholder Support Agreement

On March 25, 2021, the Company entered into Stockholder Support Agreements (the “Stockholder Support Agreements”), with BowX and certain stockholders of the Company (the “Key Stockholders”). Pursuant to the Stockholder Support Agreements, the Key Stockholders agreed to, among other things, execute and deliver a written consent adopting the Merger Agreement and related transactions and approving the Business Combination with respect to the outstanding shares of the Company common stock and preferred stock held by the Key Stockholders on the terms and subject to the conditions set forth therein. The shares of the Company that are subject to the Stockholder Support Agreements represent a majority of the outstanding voting power of the Company’s capital stock (voting as a single class and on an as converted basis) and a majority of outstanding senior preferred stock held by stockholders other than SBG and its affiliates sufficient to approve certain transactions contemplated by the Business Combination for purposes of certain Company charter provisions.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, BowX, the Company, the Sponsor, the Key Stockholders and certain of their respective affiliates will enter into an amended and restated registration rights Agreement (the Registration Rights Agreement), pursuant to which BowX will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of BowX Common Stock and other equity securities of BowX that are held by the parties thereto from time to time. In certain circumstances, various parties in the Registration Rights Agreement can collectively demand up to nine underwritten offerings and will be entitled to piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

Additionally, in connection with the Business Combination, the Sponsor and certain of the Company’s officers, directors and stockholders entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which they agreed not to (i) sell or otherwise dispose of, or agree to sell or dispose of, directly or indirectly, any shares of BowX Common Stock held by such persons immediately after the Closing or any shares of BowX Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of BowX Common Stock held by such persons immediately after the Closing (“Lock-Up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (each such action, a “Transfer”), for one year or nine months, as the case may be, after the Closing (the “Lock-Up Period”).

The foregoing description of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement, Registration Rights Agreement and Lock-Up Agreement, and the transactions contemplated thereby is not complete and is supplemented by the 8-K/A (as defined below).

Credit Support Letter (LC)

On March 25, 2021, WeWork Companies LLC, SBG and BowX entered into a letter agreement (the “Credit Support Letter”) pursuant to which SBG has committed to consent to an extension of the termination date of the Credit Agreement from February 10, 2023 to no later than February 10, 2024 (the “LC Facility Termination

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Extension”), subject to the terms and conditions set forth therein. Any LC Facility Termination Extension will require the requisite consent of the lenders thereunder.

Credit Support Letter (SSN)

On March 25, 2021, the Company and an affiliate of SBG entered into a letter agreement pursuant to which the Company and an affiliate of SBG have agreed to amend and restate the terms of the Master Senior Secured Notes Note Purchase Agreement that governs the SoftBank Senior Secured Notes (as amended and restated, the “A&R Senior Secured Note Purchase Agreement”) on the earlier of (i) the Closing and (ii) August 12, 2021. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow up to an aggregate principal amount of $550.0 million of senior secured debt in the form of new 7.5% senior secured notes (the “A&R Senior Secured Notes”). It is a condition to the execution of the A&R Senior Secured Note Purchase Agreement that any outstanding SoftBank Senior Secured Notes be redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest. The A&R Senior Secured Note Purchase Agreement will allow the Company to borrow once every 30 days with minimum draws of $50.0 million. The A&R Senior Secured Notes will mature no later than February 12, 2023 or, if earlier, 18 months from the Closing.

Warrants

Concurrently with and contingent upon the Closing, BowX will issue to SBWW or its designees the First Warrant to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 47,366,404 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The First Warrant will expire on the tenth anniversary of the Closing.

Although the First Warrant will be issued by BowX, solely for purposes of calculating the Exchange Ratio used in the Business Combination, the First Warrant is treated in the same manner as a hypothetical outstanding warrant to purchase 47,366,404 shares of WeWork Class A Common Stock at an exercise price of $0.01 per share.

Additionally, concurrently with and contingent upon the LC Facility Termination Extension, BowX will issue to SBG or its designees one or more warrants (collectively, the “LC Warrant”) to purchase a number of shares of BowX Common Stock (rounded to the nearest whole share) equal to 14,431,991 multiplied by the Exchange Ratio, subject to the terms set forth therein, at a price per share equal to $0.01 divided by the Exchange Ratio (rounded to the nearest full cent). The LC Warrant would expire on the tenth (10th) anniversary of the date of issuance.

We Company Partnership

Under the partnership agreement for the We Company Partnership, vested WeWork Partnerships Profits Interest Units (“PIUs”) can, at the election of the holder of the PIUs, be (a) converted into WeWork Partnerships Class B Common Units, or (b) exchanged (along with the corresponding shares of WeWork Class C Common Stock) for (at WeWork’s election) shares of WeWork Class B Common Stock or cash of equivalent value, assuming that the value of a share of WeWork Class B Common Stock exceeds the per-unit distribution threshold for these PIUs (which generally represents the liquidation value of a share of WeWork Class B Common Stock on the date such PIUs were granted). The exchange value takes into account, among other things, the value of the shares of WeWork Class B Common Stockand the catch-up base amount of the PIUs being exchanged. A catch-up base amount is similar to an option exercise price and represents, for each PIU exchanged, the value of a share of common stock that the holder of PIUs will not receive upon exchange. A higher value and a lower catch-up base amount each generally results in more shares of WeWork Class B Common Stock being issued to the exchanging holder (except the number of shares of class B common stock issuable upon exchange of each PIU can never be greater than one).

WEWORK INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020

Under the Company’s amended and restated certificate of incorporation, following the threshold automatic conversion on February 26, 2021, any newly-issued shares of class B common stock exchanged from vested PIUs will, immediately after such issuance, automatically convert into shares of class A common stock.

In connection with the Business Combination, the partnership agreement for the We Company Partnership will be amended at the Closing to implement mechanical changes to reflect the conversion of shares of capital stock of the Company to shares of BowX Common Stock (including the conversion of shares of class C common stock into shares of Class C Common stock of BowX). Specifically, the number of outstanding partnership interests (including all PIUs) will be adjusted to equal the number of shares of the corresponding class of common stock of BowX (which, in the case of the PIUs, is the Class C Common stock of BowX), taking into account the Exchange Ratio in the Merger. The distribution threshold and catch-up base amount for the PIUs will also be equitably adjusted to maintain the pre-Business Combination economics of the PIUs. The distribution threshold for Adam Neumann’s PIUs may be subject to downward adjustment based on closing date pricing of the Business Combination. Following the Business Combination, vested PIUs can, at the election of the holder of the PIUs, be (a) converted into WeWork Partnerships Class A Common Units, or (b) exchanged (along with the corresponding shares of BowX Class C Common Stock) for (at BowX’s election) shares of BowX Class A Common Stock or cash of an equivalent value.

******

WEWORK INC.

SUPPLEMENTARY INFORMATION

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2020

As a result of various legal reorganization transactions undertaken in July 2019 as discussed in Note 1 to the consolidated financial statements, The We Company became the holding company of our business, and the then-stockholders of WeWork Companies Inc. (our predecessor for financial reporting purposes) became the stockholders of The We Company. Effective on October 14, 2020, The We Company changed its legal name to WeWork Inc. WeWork Inc. holds an indirect general partner interest and indirect limited partner interests in The We Company Management Holdings L.P. (the “WeWork Partnership”). The WeWork Partnership owns 100% of the equity in WeWork Companies LLC. WeWork Inc., through the WeWork Partnership and WeWork Companies LLC, holds all the assets held by WeWork Companies Inc. prior to the legal entity reorganization and is subject to all the liabilities to which WeWork Companies Inc. was subject prior to the legal entity reorganization. Subsequent to the July 2019 legal entity reorganization, WeWork Companies LLC is the borrower under the Company’s credit facilities and the obligor on its Senior Notes, each of which is also guaranteed by WeWork Inc.

The following consolidating financial statements present the results of operations, financial position and cash flows of (i) WeWork Companies LLC and its consolidated subsidiaries, (ii) WeWork Inc. as a standalone legal entity, (iii) “Other Subsidiaries”, other than WeWork Companies LLC and its consolidated subsidiaries, which are direct or indirect owners of WeWork Companies LLC, including but not limited to The WeWork Partnership, presented on a combined basis and (iv) the eliminations necessary to arrive at the information for WeWork Inc. on a consolidated basis.

The legal entity reorganization was accounted for as a transfer among entities under common control and the assets and liabilities transferred are recorded based on historical cost and the consolidating financial statements including periods prior to the reorganization are presented as if the transfer occurred at the beginning of the periods presented. Investments in consolidated subsidiaries are presented under the equity method of accounting.

WeWork Inc. and the Other Subsidiaries are holding companies that conduct substantially all of their business operations through WeWork Companies LLC. As of December 31, 2020, based on the covenants and other restrictions of the credit agreement and the Senior Notes, WeWork Companies LLC is restricted in its ability to transfer funds by loans, advances or dividends to WeWork Inc. and as a result all of the net assets of WeWork Companies LLC are considered restricted net assets of WeWork Inc.

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2020

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Assets
Current assets:
Cash and cash equivalents	$800,531	$4	$—	$—	$800,535
Accounts receivable and accrued revenue, net	176,521	—	—	—	176,521
Other current assets	349,672	—	2,500	—	352,172

Total current assets	1,326,724	4	2,500	—	1,329,228
Investments in and advances to/(from) consolidated subsidiaries	(28,632)	436,385	405,255	(813,008)	—
Property and equipment, net	6,859,163	—	—	—	6,859,163
Lease right-of-use assets, net	15,107,880	—	—	—	15,107,880
Restricted cash	53,618	—	—	—	53,618
Equity method and other investments	214,940	—	—	—	214,940
Goodwill	679,351	—	—	—	679,351
Intangible assets, net	49,896	—	—	—	49,896
Other assets	1,062,258	—	—	—	1,062,258

Total assets	$25,325,198	$436,389	$407,755	$(813,008)	$25,356,334

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$698,241	$25,168	$2	$—	$723,411
Members’ service retainers	358,566	—	—	—	358,566
Deferred revenue	176,004	—	—	—	176,004
Current lease obligations	847,531	—	—	—	847,531
Other current liabilities	83,755	—	—	—	83,755

Total current liabilities	2,164,097	25,168	2	—	2,189,267
Long-term lease obligations	20,263,606	—	—	—	20,263,606
Unsecured related party debt	1,200,000	—	—	—	1,200,000
Convertible related party liabilities, net	—	418,908	—	—	418,908
Long-term debt, net	688,356	—	—	—	688,356
Other liabilities	221,780	—	—	—	221,780

Total liabilities	24,537,839	444,076	2	—	24,981,917
Convertible preferred stock	—	7,666,098	—	—	7,666,098
Redeemable noncontrolling interests	380,242	—	—	—	380,242
Equity
Total WeWork Inc. shareholders’ equity (deficit)	405,255	(7,673,785)	407,753	(813,008)	(7,673,785)
Noncontrolling interests	1,862	—	—	—	1,862

Total equity (deficit)	407,117	(7,673,785)	407,753	(813,008)	(7,671,923)

Total liabilities and equity	$25,325,198	$436,389	$407,755	$(813,008)	$25,356,334

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2019

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Assets
Current assets:
Cash and cash equivalents	$1,340,139	$1	$—	$—	$1,340,140
Accounts receivable and accrued revenue	230,239	—	—	—	230,239
Lease incentives receivable	—	—	—	—	—
Due from related parties	—	—	—	—	—
Assets held for sale	134,958	—	—	—	134,958
Other current assets	422,938	—	—	—	422,938

Total current assets	2,128,274	1	—	—	2,128,275
Investments in and advances to/(from) consolidated subsidiaries	(89,515)	4,141,631	4,052,116	(8,104,232)	—
Property and equipment, net	8,399,541	—	—	—	8,399,541
Lease right-of-use assets, net	17,496,004	—	—	—	17,496,004
Restricted cash	856,255	—	—	—	856,255
Deferred lease acquisition costs, net	—	—	—	—	—
Equity method and other investments	203,719	—	—	—	203,719
Goodwill	698,416	—	—	—	698,416
Intangible assets, net	79,865	—	—	—	79,865
Other assets	1,286,180	(441)	—	—	1,285,739

Total assets	$31,058,739	$4,141,191	$4,052,116	$(8,104,232)	$31,147,814

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$1,281,677	$90,000	$—	$—	$1,371,677
Members’ service retainers	605,574	—	—	—	605,574
Deferred revenue	180,390	—	—	—	180,390
Current lease obligations	685,629	—	—	—	685,629
Liabilities held for sale	25,442	—	—	—	25,442
Other current liabilities	95,411	123,409	—	—	218,820

Total current liabilities	2,874,123	213,409	—	—	3,087,532
Long-term lease obligations	21,251,163	—	—	—	21,251,163
Convertible related party liabilities, net	—	2,151,075	—	—	2,151,075
Long-term debt, net	1,389,431	—	—	—	1,389,431
Other liabilities	137,641	—	—	—	137,641

Total liabilities	25,652,358	2,364,484	—	—	28,016,842
Convertible preferred stock	—	6,473,604	—	—	6,473,604
Redeemable noncontrolling interests	1,032,080	—	—	—	1,032,080
Equity
Total WeWork Inc. shareholders’ equity (deficit)	4,052,116	(4,696,897)	4,052,116	(8,104,232)	(4,696,897)
Noncontrolling interests	322,185	—	—	—	322,185

Total equity (deficit)	4,374,301	(4,696,897)	4,052,116	(8,104,232)	(4,374,712)

Total liabilities and equity	$31,058,739	$4,141,191	$4,052,116	$(8,104,232)	$31,147,814

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED

DECEMBER 31, 2020

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$3,415,865	$—	$—	$—	$3,415,865

Expenses:
Location operating expenses	3,542,918	—	—	—	3,542,918
Pre-opening location expenses	273,049	—	—	—	273,049
Selling, general and administrative expenses	1,604,311	330	28	—	1,604,669
Restructuring and other related costs	206,703	—	—	—	206,703
Impairment/(gain on sale) of goodwill, intangibles and other assets	1,409,234	—	(53,313)	—	1,355,921
Depreciation and amortization	779,368	—	—	—	779,368

Total expenses	7,815,583	330	(53,285)	—	7,762,628

Loss from operations	(4,399,718)	(330)	53,285	—	(4,346,763)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(3,949,108)	(4,002,393)	7,951,501	—
Income (loss) from equity method and other investments	(44,788)	—	—	—	(44,788)
Interest expense	(331,217)	—	—	—	(331,217)
Interest income	16,910	—	—	—	16,910
Foreign currency gain (loss)	149,204	(8)	—	—	149,196
Gain from change in fair value of related party financial instruments	—	819,647	—	—	819,647
Loss on extinguishment of debt	(77,336)	—	—	—	(77,336)

Total interest and other income (expense), net	(287,227)	(3,129,469)	(4,002,393)	7,951,501	532,412

Pre-tax loss	(4,686,945)	(3,129,799)	(3,949,108)	7,951,501	(3,814,351)
Income tax benefit (provision)	(19,947)	441	—	—	(19,506)

Net loss	(4,706,892)	(3,129,358)	(3,949,108)	7,951,501	(3,833,857)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	675,631	—	—	—	675,631
Noncontrolling interest — equity	28,868	—	—	—	28,868

Net loss attributable to WeWork Inc.	$(4,002,393)	$(3,129,358)	$(3,949,108)	$7,951,501	$(3,129,358)

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED

DECEMBER 31, 2019

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Revenue	$3,458,592	$—	$—	$—	$3,458,592

Expenses:
Location operating expenses	2,758,318	—	—	—	2,758,318
Pre-opening location expenses	571,968	—	—	—	571,968
Selling, general and administrative expense	2,793,178	485			2,793,663
Restructuring and other related costs	329,221		—	—	329,221
Impairment/(gain on sale) of goodwill, intangibles and other assets	335,006	—	—	—	335,006
Depreciation and amortization	589,914	—	—	—	589,914

Total expenses	7,377,605	485	—	—	7,378,090

Loss from operations	(3,919,013)	(485)	—	—	(3,919,498)
Interest and other income (expense), net:
Equity income (loss) from consolidated subsidiaries	—	(3,046,346)	(3,046,346)	6,092,692	—
Income (loss) from equity method and other investments	(32,206)	—	—	—	(32,206)
Interest expense	(99,587)	—	—	—	(99,587)
Interest income	53,244	—	—	—	53,244
Foreign currency gain (loss)	29,652	—	—	—	29,652
Gain (loss) from change in fair value of related party financial instruments	456,611	(217,466)	—	—	239,145

Total interest and other income (expense), net	407,714	(3,263,812)	(3,046,346)	6,092,692	190,248

Pre-tax loss	(3,511,299)	(3,264,297)	(3,046,346)	6,092,692	(3,729,250)
Income tax benefit (provision)	(45,196)	(441)	—	—	(45,637)

Net loss	(3,556,495)	(3,264,738)	(3,046,346)	6,092,692	(3,774,887)
Net loss attributable to noncontrolling interests:
Redeemable noncontrolling interests — mezzanine	493,047	—	—	—	493,047
Noncontrolling interest — equity	17,102	—	—	—	17,102

Net loss attributable to WeWork Inc.	$(3,046,346)	$(3,264,738)	$(3,046,346)	$6,092,692	$(3,264,738)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED

DECEMBER 31, 2020

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Operating Activities:
Net loss	(4,706,892)	$(3,129,358)	$(3,949,108)	$7,951,501	$(3,833,857)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	779,368	—	—	—	779,368
Impairment of property and equipment	3,066	—	—	—	3,066
Impairment/(gain on sale) of goodwill, intangibles and other assets	1,409,234	—	(53,313)	—	1,355,921
Loss on extinguishment of debt	77,336	—	—		77,336
Stock-based compensation expense	62,776	—	—	—	62,776
Cash paid to settle employee stock awards	(3,141)	—	—	—	(3,141)
Issuance of stock for services rendered	7,893	—	—	—	7,893
Non-cash interest expense	172,112	—	—	—	172,112
Provision for allowance for doubtful accounts	67,482	—	—	—	67,482
Equity income (loss) from consolidated subsidiaries	—	3,949,108	4,002,393	(7,951,501)	—
(Income) loss from equity method and other investments	44,788	—	—	—	44,788
Distribution of income from equity method and other investments	4,191				4,191
Foreign currency (gain) loss	(149,204)	8	—	—	(149,196)
Change in fair value of financial instruments	—	(819,647)	—		(819,647)
Contingent consideration fair market value adjustment	(122)	—	—	—	(122)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	1,024,709	—	—	—	1,024,709
Current and long-term lease obligations	502,025	—	—	—	502,025
Accounts receivable and accrued revenue	(32,749)	—	—	—	(32,749)
Other assets	(28,148)	—	—	—	(28,148)
Accounts payable and accrued expenses	(99,360)	(64,832)	2	—	(164,190)
Deferred revenue	32,803	—	—	—	32,803
Other liabilities	39,731	—	—	—	39,731
Deferred income taxes	282	(441)	—	—	(159)
Advances to/from consolidated subsidiaries	(65,191)	65,165	26	—	—

Net cash provided by (used in) operating activities	(857,011)	3	—	—	(857,008)

CONSOLIDATING STATEMENT OF CASH FLOWS(continued)

FOR THE YEAR ENDED

DECEMBER 31, 2020

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Investing Activities:
Purchases of property and equipment	(1,441,232)	—	—	—	(1,441,232)
Capitalized software	(22,614)	—	—	—	(22,614)
Sale of software license	—	—	—	—	—
Change in security deposits with landlords	526	—	—	—	526
Proceeds from asset divestitures and sale of investments, net of cash divested	1,047,321	—	125,539	—	1,172,860
Sale/distribution of acquisitions among consolidated subsidiaries	125,539	—	(125,539)	—	—
Contributions to investments	(99,146)	—	—	—	(99,146)
Deconsolidation of cash of ChinaCo, net of cash received	(54,481)				(54,481)

Net cash provided by (used in) investing activities	(444,087)	—	—	—	(444,087)

Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(4,021)	—	—	—	(4,021)
Proceeds from issuance of debt	34,309	—	—	—	34,309
Proceeds from unsecured related party debt	1,200,000	—	—	—	1,200,000
Repayments of debt	(813,140)	—	—	—	(813,140)
Debt and equity issuance costs	(12,039)	—	—	—	(12,039)
Proceeds from exercise of stock options and warrants	212	—	—	—	212
Proceeds from issuance of noncontrolling interests	100,628	—	—	—	100,628
Distributions to noncontrolling interests	(319,860)	—	—	—	(319,860)
Payments for contingent consideration and holdback of acquisition proceeds	(39,701)	—	—	—	(39,701)
Proceeds relating to contingent consideration and holdbacks of disposition proceeds	613				613
Additions to members’ service retainers	382,184	—	—	—	382,184
Refunds of members’ service retainers	(575,999)	—	—	—	(575,999)

Net cash provided by (used in) financing activities	(46,814)	—	—	—	(46,814)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,374	—	—	—	1,374

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,346,538)	3	—	—	(1,346,535)
Cash, cash equivalents and restricted cash — Beginning of period	2,200,687	1	—	—	2,200,688

Cash, cash equivalents and restricted cash — End of period	$854,149	$4	$—	$—	$854,153

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED

DECEMBER 31, 2019

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Operating Activities:
Net loss	$(3,556,495)	$(3,264,738)	$(3,046,346)	$6,092,692	$(3,774,887)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	589,914	—	—	—	589,914
Impairment of property and equipment	63,128	—	—	—	63,128
Impairment/(gain on sale) of goodwill, intangibles and other assets	335,006	—	—	—	335,006
Non-cash transaction with principal shareholder	185,000	—	—	—	185,000
Stock-based compensation expense	358,969	—	—	—	358,969
Issuance of common stock for services rendered	20,367	—	—	—	20,367
Noncash interest expense	14,917	—	—	—	14,917
Provision for allowance for doubtful accounts	22,221	—	—	—	22,221
Equity income (loss) from consolidated subsidiaries	—	3,046,346	3,046,346	(6,092,692)	—
(Income) loss from equity method and other investments	32,206	—	—	—	32,206
Foreign currency (gain) loss	(30,915)	—	—	—	(30,915)
Change in fair value of financial instruments	(456,611)	217,466	—		(239,145)
Contingent consideration fair market value adjustment	(60,667)	—	—	—	(60,667)
Changes in operating assets and liabilities:
Operating lease right-of-use assets	(5,850,744)	—	—	—	(5,850,744)
Current and long-term lease obligations	7,672,358	—	—	—	7,672,358
Accounts receivable and accrued revenue	(175,262)	—	—	—	(175,262)
Other assets	(126,870)		—	—	(126,870)
Accounts payable and accrued expenses	300,609	90,000	—	—	390,609
Deferred revenue	90,445	—	—	—	90,445
Other liabilities	(84,569)	123,409	—	—	38,840
Deferred income taxes	(4,175)	441	—	—	(3,734)
Advances to/from consolidated subsidiaries	212,923	(212,923)	—	—	—

Net cash used in operating activities	(448,245)	1	—	—	(448,244)

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,488,086)	—	—	—	(3,488,086)
Capitalized software	(40,735)	—	—	—	(40,735)
Change in security deposits with landlords	(140,071)	—	—	—	(140,071)
Proceeds from asset divestitures and sale of investments	16,599	—	—	—	16,599
Contributions to investments	(80,674)	—	—	—	(80,674)
Loans to employees and related parties	(5,580)	—	—	—	(5,580)
Cash used for acquisitions, net of cash acquired	(992,980)	(43,993)	—	—	(1,036,973)
Sale of acquisitions to consolidated subsidiaries	(43,993)	43,993	—	—	—

Net cash used in investing activities	(4,775,520)	—	—	—	(4,775,520)

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED

DECEMBER 31, 2019

(Amounts in thousands)	WeWork Companies LLC & Subsidiaries (Consolidated)	WeWork Inc. (Standalone)	Other Subsidiaries (Combined)	Eliminations	WeWork Inc. Consolidated
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under finance leases	(3,590)	—	—	—	(3,590)
Proceeds from issuance of debt	662,395	—	—	—	662,395
Proceeds from issuance of convertible related party liabilities	2,500,000	1,500,000	—	—	4,000,000
Advances to/from consolidated subsidiaries	1,500,000	(1,500,000)	—	—	—
Repayments of debt	(3,088)	—	—	—	(3,088)
Bond repurchase	(32,352)	—	—	—	(32,352)
Debt and equity issuance costs	(71,075)	—	—	—	(71,075)
Proceeds from exercise of stock options and warrants	38,823	—	—	—	38,823
Proceeds from issuance of noncontrolling interests	538,934	—	—	—	538,934
Distributions to noncontrolling interests	(40,000)	—	—	—	(40,000)
Payments for contingent consideration and holdback of acquisition proceeds	(38,280)	—	—	—	(38,280)
Additions to members’ service retainers	703,265	—	—	—	703,265
Refunds of members’ service retainers	(497,761)	—	—	—	(497,761)

Net cash provided by financing activities	5,257,271	—	—	—	5,257,271
Effects of exchange rate changes on cash, cash equivalents and restricted cash	3,239	—	—	—	3,239

Net increase (decrease) in cash, cash equivalents and restricted cash	36,745	1	—	—	36,746
Cash, cash equivalents and restricted cash — Beginning of period	2,163,942	—	—	—	2,163,942

Cash, cash equivalents and restricted cash — End of period	$2,200,687	$1	$—	$—	$2,200,688

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

BOWX ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets:
Current assets:
Cash	$506,334	$921,049
Prepaid expenses	322,498	372,412

Total current assets	828,832	1,293,461
Investments held in Trust Account	483,071,704	483,227,051

Total assets	$483,900,536	$484,520,512

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$65,468	$315
Accrued expenses	3,608,438	76,695
Accrued income tax	—	12,010
Franchise tax payable	47,709	122,242

Total current liabilities	3,721,615	211,262
Deferred underwriting commissions in connection with the initial public offering	16,905,000	16,905,000
Warrant liabilities	25,962,932	13,292,400

Total liabilities	46,589,547	30,408,662
Commitments and Contingencies (Note 5)
Class A common stock, $0.0001 par value; 87,500,000 shares authorized; 43,231,098 and 44,911,184 shares subject to possible redemption at $10.00 per share as of June 30, 2021 and December 31, 2020, respectively	432,310,980	449,111,840
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Class A common stock, $0.0001 par value; 87,500,000 shares authorized; 5,068,902 and 3,388,816 shares issued and outstanding (excluding 43,231,098 and 44,911,184 shares subject to possible redemption) as of June 30, 2021 and December 31, 2020, respectively	507	339
Class B common stock, $0.0001 par value; 12,500,000 shares authorized; 12,075,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020	1,208	1,208
Additional paid-in capital	26,609,471	9,808,779
Accumulated deficit	(21,611,177)	(4,810,316)

Total stockholders’ equity	5,000,009	5,000,010

Total Liabilities and Stockholders’ Equity	$483,900,536	$484,520,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOWX ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021	For the Period from May 19, 2020 (inception) through June 30, 2020
Operating expenses
General and administrative expenses	$1,818,150	$4,090,515	$401
Franchise tax expense	49,863	99,178	23,064

Total operating expenses	(1,868,013)	(4,189,693)	(23,465)
Change in fair value of warrant liabilities	(9,327,999)	(12,670,532)	—
Net gain from investments held in Trust Account	12,297	59,364	—

Net loss	$(11,183,715)	$(16,800,861)	$(23,465)

Weighted average shares outstanding of Class A common stock, basic and diluted	48,300,000	48,300,000	—

Basic and diluted net income per share, Class A common stock	$—	$—	$—

Weighted average shares outstanding of Class B common stock, basic and diluted	12,075,000	12,075,000	10,500,000

Basic and diluted net loss per share, Class B common stock	$(0.93)	$(1.39)	$(0.00)

The accompanying notes are an integral part of this unaudited condensed consolidated financial statements.

BOWX ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Three and Six Months Ended June 30, 2021

	Common Stock						Total Stockholders’ Equity
	Class A		Class B		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance - December 31, 2020	3,388,816	$339	12,075,000	$1,208	$9,808,779	$(4,810,316)	$5,000,010
Common stock subject to possible redemption	561,714	56	—	—	5,617,084	—	5,617,140
Net loss	—	—	—	—	—	(5,617,146)	(5,617,146)

Balance - March 31, 2021 (Unaudited)	3,950,530	395	12,075,000	1,208	15,425,863	(10,427,462)	5,000,004
Common stock subject to possible redemption	1,118,372	112	—	—	11,183,608	—	11,183,720
Net loss	—	—	—	—	—	(11,183,715)	(11,183,715)

Balance - June 30, 2021 (Unaudited)	5,068,902	$507	12,075,000	$1,208	$26,609,471	$(21,611,177)	$5,000,009

For the Period from May 19, 2020 (Inception) through June 30, 2020

	Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares (1)	Amount
Balance - May 19, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders	12,075,000	1,208	23,792	—	25,000
Net loss	—	—	—	(23,465)	(23,465)

Balance - June 30, 2020 (unaudited)	12,075,000	$1,208	$23,792	$(23,465)	$1,535

(1)

This number included up to 1,575,000 shares of Class B common stock subject to forfeiture if the over-allotment option was not exercised in full or in party by the underwriter. On August 13, 2020, the underwriter fully exercised the over-allotment option; thus, these shares were no longer subject to forfeiture.

The accompanying notes are an integral part of this unaudited condensed consolidated financial statements.

BOWX ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2021	For the Period from May 19, 2020 (Inception) through June 30, 2020
Cash Flows from Operating Activities:
Net loss	$(16,800,861)	$(23,465)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party	—	381
Change in fair value of warrant liabilities	12,670,532	—
Net gain from investments held in Trust Account	(59,364)	—
Changes in operating assets and liabilities:
Prepaid expenses	49,914	—
Accounts payable	65,153	20
Accrued expenses	3,531,743	—
Accrued income tax	(12,010)	—
Franchise tax payable	(74,533)	23,064

Net cash used in operating activities	(629,426)	—

Cash Flows from Investing Activities
Interest released from Trust Account	214,711	—

Net cash provided by investing activities	214,711	—

Net decrease in cash	(414,715)	—
Cash - beginning of the period	921,049	—

Cash - end of the period	$506,334	$—

Supplemental Cash Flow Information
Cash paid for income taxes	$21,000	$—

Supplemental disclosure of noncash activities:
Offering costs paid by related party in exchange for issuance of Class B common stock	$—	$25,000

Offering costs included in accrued expenses	$—	$138,600

Offering costs included in note payable	$—	$109,325

Change in value of Class A common stock subject to possible redemption	$(16,800,860)	$—

The accompanying notes are an integral part of this unaudited condensed consolidated financial statements.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of Organization and Business Operations

Organization and General

BowX Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on May 19, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination (“Business Combination”) with one or more operating businesses or entities that it has not yet selected. The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company has neither engaged in any operations nor generated revenue to date. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from May 19, 2020 (inception) through June 30, 2021 had been related to the Company’s formation and the initial public offering (“Initial Public Offering”) described below, and since the offering, the search for a prospective Business Combination. The Company will not generate any operating revenue until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in the Trust Account (as defined below).

Sponsor and Financing

The Company’s sponsor is BowX Sponsor, LLC, a Delaware limited liability company of which Vivek Ranadivé, the Company’s Chairman of the Board and Co-Chief Executive Officer, and Murray Rode, the Company’s Co-Chief Executive Officer and Chief Financial Officer, are the managing members (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on August 4, 2020. On August 7, 2020, the Company consummated its Initial Public Offering of 42,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $420.0 million, and incurring offering costs of approximately $23.6 million, inclusive of $14.7 million in deferred underwriting commissions (Note 5). On August 10, 2020, the underwriter exercised the over-allotment option to purchase an additional of 6,300,000 Units at the Initial Public Offering price at $10.00 per Unit and the Company consummated the sale of such Units on August 13, 2020, generating additional gross proceeds of $63.0 million, and incurring additional offering costs of approximately $3.5 million, inclusive of approximately $2.2 million in deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 6,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to certain of the Company’s initial stockholders and certain funds and accounts managed by subsidiaries of BlackRock, Inc (the “Private Placement Warrants Purchasers”), generating gross proceeds of $10.4 million (Note 4), and incurring offering costs of approximately $8,000. In connection with the consummation of the sale of additional Units pursuant to the underwriter’s over-allotment option on August 13, 2020, the Company sold an additional 840,000 Private Placement Warrants to the Private Placement Warrants Purchasers, generating additional gross proceeds of approximately $1.3 million.

Trust Account

Upon the closing of the Initial Public Offering and the Private Placement (including the exercise of the over-allotment option), $483.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and Private Placement Warrants in the Private Placement were placed in a trust account (“Trust

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and held as cash or invested only in U.S. “government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in money market funds meeting certain conditions under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Pursuant to stock exchange listing rules, the Company must complete an initial Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest earned on the funds that may be released to the Company to pay taxes, none of the funds held in Trust Account will be released until the earliest of: (i) the completion of the Business Combination; (ii) the redemption of any of Public Shares to its holders (the “Public Stockholders”) properly tendered in connection with a stockholder vote to amend certain provisions of the Company’s amended and restated certificate of incorporation prior to an initial Business Combination and (iii) the redemption of 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below).

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward completing a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully complete a Business Combination.

In connection with the proposed transaction with WeWork described below, the Company will seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which Public Stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Business Combination or do not vote at all, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes. The Company will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Company’s initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.

A stockholder will have the right to redeem such holder’s Public Shares for an amount in cash equal to such holder’s pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such common stock has been recorded at redemption amount

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

and classified as temporary equity, in accordance with the Financial Accounting Standard Board (“FASB”), Accounting Standard Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account was initially $10.00 per Public Share.

The Company has 24 months from the closing of the Initial Public Offering, or August 7, 2022, to complete its initial Business Combination (the “Combination Period”). If the Company does not complete a Business Combination within this period of time (and stockholders do not approve an amendment to the amended and restated certificate of incorporation to extend this date), it will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Company’s Sponsor and the other holders of the Founder Shares (as defined below), excluding funds and accounts managed by subsidiaries of BlackRock, Inc (the “initial stockholders”), have entered into agreements with the Company, pursuant to which they have waived their rights to participate in any redemption with respect to their Founder Shares in the event the Company does not complete a Business Combination within the required time period; provided, however, if the initial stockholders or any of the Company’s officers, directors or affiliates acquire Public Shares in or after the Initial Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value in the Trust Account will be less than the price per Unit sold in the Initial Public Offering.

Proposed Business Combination

On March 25, 2021, the Company, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”) and a direct, wholly owned subsidiary of the Company, and WeWork Inc., a Delaware corporation (“WeWork”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into WeWork (the “First Merger”), with WeWork surviving the First Merger as a wholly owned subsidiary of the Company (WeWork, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and as promptly as practicable and as part of the same overall transaction as the First Merger, such Surviving Corporation will be merged with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company (“Merger Sub II”) and a direct wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”). In connection with the Closing (as defined herein), BowX intends to change its name to WeWork Inc. (such post-Closing entity, “New WeWork”).

As a result of and upon the Closing, among other things, all outstanding shares of WeWork capital stock as of the First Merger (other than shares of WeWork Class C common stock, treasury shares, the dissenting shares and shares of WeWork capital stock reserved in respect of WeWork awards) will be cancelled in exchange for the right to receive an aggregate of 655,300,000 shares of New WeWork Class A common stock (at a deemed value of $10.00 per share) representing a pre-transaction equity value of WeWork of approximately $7.9 billion (the

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

“Aggregate Merger Consideration”). An additional 80,000,000 shares of New WeWork Class A common stock will be purchased (at a price of $10.00 per share) at the Closing by certain third-party investors (collectively, the “PIPE Investors”), for a total aggregate purchase price of $800,000,000 (the “PIPE Investment”). The proceeds of the PIPE Investment, together with the amounts remaining in the Company’s trust account will be retained by New WeWork following the Closing.

Liquidity and Capital Resources

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of June 30, 2021, the Company had approximately $506,000 of cash in its operating account and approximately $2.9 million of working capital deficit.

Through June 30, 2021, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Company’s Chairman and Co-Chief Executive Officer to cover for certain offering costs in exchange for the issuance of the Founder Shares, the loan under the Note of approximately $110,000 (see Note 4) to the Company to cover for offering costs in connection with the Initial Public Offering. Subsequent to the consummation of the Initial Public Offering on August 7, 2020, the liquidity needs have been satisfied through the remaining balance of the Note and advancement of funds of approximately $45,000 from a related party, for total outstanding balance of Note and advances of approximately $195,000, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note and advances on August 7, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that the specific impact is not readily determinable as of the date of the unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected through December 31, 2021or for any future periods.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10K/A filed with the SEC on May 12, 2021.

Principles of Consolidation

The condensed consolidated financial statements of the Company include its wholly-owned subsidiary in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2021 and December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

$250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities money market funds.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in Trust Account in the accompanying unaudited condensed consolidated statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximate the carrying amounts represented in the condensed balance sheets.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Offering Costs Associated with Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities were expensed as incurred, presented as non-operating expenses in the condensed statements of operations. Offering costs associated with the Class A common stock and Public Warrants were charged to stockholders’ equity upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued shares purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its warrants issued in connection with the Private Placement as derivative warrant liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statements of operations. The fair value of warrants issued by the Company in connection with the Private Placement has been estimated by reference to the Public Warrant trading prices at each measurement date after the units split. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 43,231,098 and 44,911,184 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s unaudited condensed consolidated balance sheets.

Net Income (Loss) per Share of Common Stock

The Company’s unaudited condensed consolidated statements of operations include a presentation of income (loss) per share of Class A common stock subject to redemption in a manner similar to the two-class method of

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

income (loss) per share. Net income per share of Class A common stock, basic and diluted, is calculated by dividing the investment income earned on the Trust Account, net of applicable franchise taxes, by the weighted average number of Class A common stock outstanding for the periods. Net loss per shares of Class B common stock, basic and diluted, is calculated by dividing the net loss, less income attributable to Class A common stock, by the weighted average number of Class B common stock outstanding for the periods.

The calculation of diluted net income (loss) per share of common stock does not consider the effect of the warrants issued in connection with the Initial Public Offering and Private Placement since the inclusion of such warrants would be anti-dilutive.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock:

	For the Three Months Ended June 30, 2021	For the Six Months Ended June 30, 2021	For the Period from May 19, 2020 (Inception) through June 30, 2020
Class A common stock
Numerator:
Net gain from investments held in Trust Account	$12,297	$59,364	$—
Less: Company’s portion available to be withdrawn to pay taxes	(12,297)	(59,364)	—

Net income attributable to Class A common stock	$—	$—	$—
Denominator:
Weighted average shares outstanding of Class A common stock , basic and diluted	48,300,000	48,300,000	—

Basic and diluted net income per share, Class A common stock	$—	$—	$—

Class B common stock
Numerator:
Net loss	$(11,183,715)	$(16,800,861)	$(23,465)
Less: Net income attributable to Class A common stock	—	—	—

Net loss attributable to Class B common stock	$(11,183,715)	$(16,800,861)	$(23,465)
Denominator:
Weighted average shares outstanding of Class B common stock, basic and diluted	12,075,000	12,075,000	10,500,000

Basic and diluted net loss per share, Class B common stock	$(0.93)	$(1.39)	$(0.00)

Income Taxes

The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recent Accounting Pronouncements

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the accompanying unaudited condensed consolidated financial statements.

Note 3—Initial Public Offering

Public Units

In August 2020, the Company sold 48,300,000 Units, including 6,300,000 over-allotment Units at $10.00 per Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, inclusive of $16.9 million in deferred underwriting commissions. Upon the closing of the Initial Public Offering and the Private Placement Warrants in the Private Placement (including the exercise of the over-allotment option), $483.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account.

Each Unit consists of one of the Company’s shares of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant (the “Public Warrants” and, collectively with the Private Placement Warrants, the “Warrants”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. The exercise price and number of shares of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation.

Note 4—Related Party Transitions

Founder Shares

On May 26, 2020, the Company’s Chairman and Co-Chief Executive Officer paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 10,062,500 shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”). In July 2020, the Company’s Chairman and Co-Chief Executive Officer transferred certain Founder Shares to the Company’s directors and officers as well as to certain third parties. On August 4, 2020, the Company effected a stock dividend of 0.2 shares of Class B common stock for each share of Class B common stock outstanding, resulting in an aggregate of 12,075,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. Of the 12,075,000 Founder Shares, up to 1,575,000 Founder Shares are subject to forfeiture to the extent that the over-allotment option is not exercised in full by the underwriter so that the Founder Shares will represent 20.0% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter fully exercised the over-allotment option on August 10, 2020 and the Company consummated the sale of such Units on August 13, 2020; thus, these 1,575,000 Founder Shares were no longer subject to forfeiture.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Private Placement Warrants Purchasers purchased an aggregate of 6,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrants, generating gross proceeds of $10.4 million in the Private Placement, and incurring offering costs of approximately $8,000. In connection with the sale of Units pursuant to the over-allotment option on August 13, 2020, the Company sold an additional 840,000 Private Placement Warrants to the Private Placement Warrants Purchasers, generating additional gross proceeds of approximately $1.3 million.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash (subject to certain exceptions) and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

The Private Placement Warrants (and the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (subject to certain exceptions).

Related Party Loans

On May 26, 2020, the Company’s Chairman and Co-Chief Executive Officer agreed to loan the Company up to an aggregate of $150,000 pursuant to an unsecured promissory note (the “Note”) to cover expenses related to the Initial Public Offering. This loan was payable without interest upon the completion of the Initial Public Offering. The Company borrowed approximately $150,000 under the Note and received additional advances of approximately $45,000 advancement of funds from such officer, for a total outstanding loan of approximately $195,000. The Company fully repaid the Note and the advances to such officer on August 7, 2020.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans to date. To date, the Company had no borrowings under the Working Capital Loans.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5—Commitments and Contingencies

Registration Rights

The initial stockholders and holders of the Private Placement Warrants are entitled to registration rights pursuant to a registration rights agreement. The initial stockholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Pursuant to the Underwriting Agreement, as described in Note 3, $0.35 per unit, or $16.9 million in the aggregate, including the over-allotment fees, will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6—Warrants

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Public Warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its reasonable best efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Warrants and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the Warrants expire or are redeemed; provided that, if the Class A common stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The Warrants will have an exercise price of $11.50 per share, subject to adjustment, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

In addition, if (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Company’s initial stockholders,

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

officers, directors or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each Warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per-share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that (1) the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be non-redeemable (subject to certain exceptions) and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees and (3) the initial purchasers and their permitted transferees will also have certain registration rights related to the private placement warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except for the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Commencing ninety days after the Warrants become exercisable, the Company may redeem the outstanding Warrants:

•	in whole and not in part;

•

at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares of Class A common stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•

if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like)

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

on the trading day prior to the date on which the Company sends the notice of redemption to the Warrant holders;

•	if, and only if, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the Class A common stock into which the Class A common stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The “fair market value” of the Class A common stock for this purpose shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

In no event will the Company be required to net cash settle any Warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Warrants will not receive any of such funds with respect to their Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such Warrants. Accordingly, the Warrants may expire worthless.

The Public Warrants are accounted for as equity and the Private Placement warrants are accounted for as liabilities on the balance sheet.

Note 6—Stockholders’ Equity

Preferred stock—The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of June 30, 2021 and December 31, 2020, there are no shares of preferred stock issued or outstanding.

Class A Common Stock—The Company is authorized to issue 87,500,000 shares of Class A common stock with a par shares value of $0.0001 per share. At June 30, 2021 and December 31, 2020, there were 48,300,000 shares of Class A common stock issued or outstanding. Of the outstanding shares of Class A common stock, 43,231,098 and 44,911,184 were subject to possible redemption at June 30, 2021 and December 31, 2020, respectively, and therefore classified outside of permanent equity.

Class B Common Stock—The Company is authorized to issue 12,500,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. On August 4, 2020, the Company effected a stock dividend of 0.2 shares of Class B common stock for each share of Class B common stock outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend including up to 1,575,000 which were subject to forfeiture to the Company to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the shares of Class B common stock will represent 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. Accordingly, as of June 30, 2021 and December 31, 2020, 12,075,000 shares of Class B common stock were issued and outstanding.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

adjustment as described herein). In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of the initial Business Combination (including pursuant to a specified future issuance), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

Note 7—Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020 by level within the fair value hierarchy:

	Fair Value Measured as of June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account—U.S. Treasury Securities	$483,071,704	$—	$—	$483,071,704
Liabilities:
Warrant liabilities	$—	$25,962,932	$—	$25,962,932

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account—U.S. Treasury Securities	$483,227,051	$—	$—	$483,227,051
Liabilities:
Warrant liabilities	$—	$13,292,400	$—	$13,292,400

Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period. There were no transfers between levels for the three and six months ended June 30, 2021.

The Company utilizes the fair value of the Public Warrants at December 31, 2020 and June 30, 2021 to estimate the fair value of the warrants, with changes in fair value recognized in the unaudited condensed consolidated statements of operations. For the three and six months ended June 30, 2021, the Company recognized a charge to the statements of operations resulting from an increase in the fair value of liabilities of approximately $9.4 million and $12.7 million presented as change in fair value of derivative warrant liabilities.

BOWX ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The change in the fair value of the derivative warrant liabilities for the three and six months ended June 30, 2021 is summarized as follows:

Warrant liabilities at December 31, 2020	$13,292,400
Change in fair value of warrant liabilities	3,342,533

Warrant liabilities at March 31, 2021	16,634,933
Change in fair value of warrant liabilities	9,327,999
Warrant liabilities at June 30, 2021	$25,962,932

Note 8—Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring from June 30, 2021 through the date the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

BowX Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of BowX Acquisition Corp. (the “Company”), as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from May 19, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from May 19, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the private warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 11, 2021

BOWX ACQUISITION CORP.

BALANCE SHEET

As of December 31, 2020 (Restated)

Assets:
Current assets:
Cash	$921,049
Prepaid expenses	372,265
Due from related party	147

Total current assets	1,293,461
Investments held in Trust Account	483,227,051

Total assets	$484,520,512

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$315
Accrued expenses	76,695
Accrued income tax	12,010
Franchise tax payable	122,242

Total current liabilities	211,262
Deferred underwriting commissions in connection with the initial public offering	16,905,000
Warrant liabilities	13,292,400

Total liabilities	30,408,662
Commitments and Contingencies (Note 6)
Class A common stock, $0.0001 par value; 87,500,000 shares authorized; 44,911,184 shares subject to possible redemption at $10.00 per share	449,111,840
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 87,500,000 shares authorized; 3,388,816 shares issued and outstanding (excluding 44,911,184 shares subject to possible redemption)	339
Class B common stock, $0.0001 par value; 12,500,000 shares authorized; 12,075,000 shares issued and outstanding	1,208
Additional paid-in capital	9,808,779
Accumulated deficit	(4,810,316)

Total stockholders’ equity	5,000,010

Total Liabilities and Stockholders’ Equity	$484,520,512

The accompanying notes are an integral part of these financial statements.

BOWX ACQUISITION CORP.

STATEMENT OF OPERATIONS

For the Period from May 19, 2020 (inception) through December 31, 2020 (Restated)

Operating expenses
General and administrative expenses	$219,771
Franchise tax expense	122,242

Total operating expenses	(342,013)
Change in fair value of warrant liabilities	(4,664,000)
Offering costs associated with private placement warrants	(9,344)
Net gain from investments held in Trust Account	227,051

Loss before income tax expense	(4,788,306)
Income tax expense	22,010

Net loss	(4,810,316)

Weighted average shares outstanding of Class A common stock, basic and diluted	48,042,857

Basic and diluted net income per share, Class A	$0.00

Weighted average shares outstanding of Class B common stock, basic and diluted	11,509,432

Basic and diluted net loss per share, Class B	$(0.43)

The accompanying notes are an integral part of these financial statements.

BOWX ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Period from May 19, 2020 (inception) through December 31, 2020 (Restated)

	Common Stock						Total Stockholders’ Equity
	Class A		Class B		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount
Balance — May 19, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to initial stockholders	—	—	12,075,000	1,208	23,792	—	25,000
Sale of units in initial public offering, gross	48,300,000	4,830	—	—	482,995,170	—	483,000,000
Offering costs	—	—	—	—	(27,134,434)	—	(27,134,434)
Excess cash received over the fair value of the private warrants	—	—	—	—	3,031,600	—	3,031,600
Common stock subject to possible redemption	(44,911,184)	(4,491)	—	—	(449,107,349)	—	(449,111,840)
Net loss	—	—	—	—	—	(4,810,316)	(4,810,316)

Balance — December 31, 2020	3,388,816	$339	12,075,000	$1,208	$9,808,779	$(4,810,316)	$5,000,010

The accompanying notes are an integral part of these financial statements.

BOWX ACQUISITION CORP.

STATEMENT OF CASH FLOWS

For the Period from May 19, 2020 (inception) through December 31, 2020 (Restated)

Cash Flows from Operating Activities:
Net loss	$(4,810,316)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party	381
Change in fair value of warrant liabilities	4,664,000
Offering costs associated with private placement warrants	9,344
Net gain from investments held in Trust Account	(227,051)
Changes in operating assets and liabilities:
Prepaid expenses	(372,265)
Accounts payable	315
Accrued expenses	1,695
Due to related party	(147)
Accrued income tax	12,010
Franchise tax payable	122,242

Net cash used in operating activities	(599,792)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(483,000,000)

Net cash used in investing activities	(483,000,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	(195,475)
Proceeds received from initial public offering, gross	483,000,000
Proceeds received from private placement	11,660,000
Offering costs paid	(9,943,684)

Net cash provided by financing activities	484,520,841

Net increase in cash	921,049
Cash - beginning of the period	—

Cash - end of the period	$921,049

Supplemental disclosure of noncash activities:
Offering costs paid by related party in exchange for issuance of Class B common stock	$25,000

Offering costs included in accrued expenses	$75,000

Offering costs included in note payable	$195,094

Deferred underwriting commissions in connection with the initial public offering	$16,905,000

Warrant liabilities	$8,628,400

Initial Value of Class A common stock subject to possible redemption	$401,719,790

Change in Value of Class A common stock subject to possible redemption	$47,392,050

The accompanying notes are an integral part of these financial statements.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Organization and General

BowX Acquisition Corp. (the “Company”) was incorporated as a Delaware corporation on May 19, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination (“Initial Business Combination”) with one or more operating businesses or entities that it has not yet selected (a “target business”). Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company initially intends to focus its search on target businesses in the technology, media and telecommunications industries. The Company has neither engaged in any operations nor generated revenue to date. The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from May 19, 2020 (inception) through December 31, 2020 had been related to the Company’s formation and the IPO described below, and since the offering, the search for a prospective Initial Business Combination. The Company will not generate any operating revenue until after the completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of income earned on investments or cash and cash equivalents in the Trust Account (as defined below). The Company has selected December 31 as its fiscal year end.

Sponsor and Financing

The Company’s sponsor is BowX Sponsor, LLC, a Delaware limited liability company of which Vivek Ranadivé, the Company’s Chairman of the Board and Co-Chief Executive Officer, and Murray Rode, the Company’s Co-Chief Executive Officer and Chief Financial Officer, are the managing members (the “Sponsor”). The registration statement for the Company’s IPO was declared effective on August 4, 2020. On August 7, 2020, the Company consummated its IPO of 42,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $420.0 million, and incurring offering costs of approximately $23.6 million, inclusive of $14.7 million in deferred underwriting commissions (Note 4). On August 10, 2020, the underwriter exercised the over-allotment option to purchase an additional of 6,300,000 Units at $10.00 per Unit and the Company consummated the sale of such Units on August 13, 2020, generating additional gross proceeds of $63.0 million, and incurring additional offering costs of approximately $3.5 million, inclusive of approximately $2.2 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, the Company consummated the private placement (“Private Placement”) of 6,933,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant in a private placement to certain of the Company’s initial stockholders and certain funds and accounts managed by subsidiaries of BlackRock, Inc (the “Private Placement Warrants Purchasers”), generating gross proceeds of $10.4 million (Note 4), and incurring offering costs of approximately $8,000. In connection with the consummation of the sale of additional Units pursuant to the underwriter’s over-allotment option on August 13, 2020, the Company sold an additional 840,000 Private Placement Warrants to the Private Placement Warrants Purchasers, generating additional gross proceeds of approximately $1.3 million, and incurring offering costs of approximately $1,000.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Trust Account

Upon the closing of the IPO and the Private Placement (including the exercise of the over-allotment option), $483.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and Private Placement Warrants in the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and held as cash or invested only in U.S. “government securities,” within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in money market funds meeting certain conditions under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

Pursuant to stock exchange listing rules, the Company must complete an initial Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest earned on the funds that may be released to the Company to pay taxes, none of the funds held in Trust Account will be released until the earliest of: (i) the completion of the Business Combination; (ii) the redemption of any of Public Shares to its holders (the “Public Stockholders”) properly tendered in connection with a stockholder vote to amend certain provisions of the Company’s amended and restated certificate of incorporation prior to an initial Business Combination and (iii) the redemption of 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below).

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its IPO, although substantially all of the net proceeds of the IPO are intended to be generally applied toward completing a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully complete a Business Combination.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which Public Stockholders may seek to redeem their Public shares, regardless of whether they vote for or against the Business Combination or do not vote at all, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, or (ii) provide the Public Stockholders with the opportunity to sell their shares to the Company by means of a tender offer for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes. Except as required by applicable law, the decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 either immediately prior to or upon consummation of the Company’s initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Business Combination, and instead may search for an alternate Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a stockholder will have the right to redeem such holder’s Public Shares for an amount in cash equal to such holder’s pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest not previously released to the Company to pay its franchise and income taxes. As a result, such common stock has been recorded at redemption amount and classified as temporary equity, in accordance with the Financial Accounting Standard Board (“FASB”), Accounting Standard Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.” The amount in the Trust Account was initially $10.00 per Public Share.

The Company will only have 24 months from the closing of the IPO, or August 7, 2022, to complete its initial Business Combination (the “Combination Period”). If the Company does not complete a Business Combination within this period of time (and stockholders do not approve an amendment to the amended and restated certificate of incorporation to extend this date), it will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Company’s Sponsor and the other holders of the Founder Shares (as defined below), excluding funds and accounts managed by subsidiaries of BlackRock, Inc (the “initial stockholders”), have entered into agreements with the Company, pursuant to which they have waived their rights to participate in any redemption with respect to their Founder Shares (as defined below) in the event the Company does not complete a Business Combination within the required time period; provided, however, if the initial stockholders or any of the Company’s officers, directors or affiliates acquire Public Shares in or after the IPO, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value in the Trust Account will be less than the price per Unit sold in the IPO.

Liquidity and Capital Resources

As of December 31, 2020, the Company had approximately $0.9 million of cash in its operating account and approximately $227,000 of investment income in the Trust Account.

Through December 31, 2020, the Company’s liquidity needs were satisfied through a payment of $25,000 from the Company’s Chairman and Co-Chief Executive Officer to cover for certain offering costs in exchange for the issuance of the Founder Shares (as defined below), the loan under the Note of approximately $150,000 (see Note

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

5) to the Company to cover for offering costs in connection with the IPO. Subsequent to the consummation of the IPO on August 7, 2020, the liquidity needs have been satisfied through the remaining balance of the Note and advancement of funds of approximately $45,000 from a related party, for total outstanding balance of Note and advances of approximately $195,000, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The Company fully repaid the Note and advances on August 7, 2020. In addition, in order to finance transaction costs in connection with a Business Combination, the Company’s officers, directors and initial stockholders may, but are not obligated to, provide the Company Working Capital Loans (see Note 5). As of December 31, 2020, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Note 2 — Restatement of Previously Issued Financial Statements

In April 2021, the Company concluded that, because of a misapplication of the accounting guidance related to its Private Placement warrants the Company issued in August 2020, the Company’s previously issued financial statements for the period from May 19, 2020 (inception) through December 31, 2020 and for the quarter ended September 30, 2020 (collectively, the “Affected Periods”) should no longer be relied upon. As such, the Company is restating its financial statements for the Affected Periods included in this Annual Report.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on August 7, 2020 and August 13, 2020, the Company’s warrants were accounted for as equity within the Company’s previously reported balance sheets, and after discussion and evaluation, management concluded that warrants that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO (the “Private Placement Warrants”) should be presented as liabilities with subsequent fair value remeasurement.

Historically, the Warrants were reflected as a component of equity as opposed to liabilities on the balance sheets and the statements of operations did not include the subsequent non-cash changes in estimated fair value of the Warrants, based on our application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for the Private Placement Warrants issued on August 7, 2020 and August 13, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Private Placement Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company Statement of Operations each reporting period.

Therefore, the Company, in consultation with its Audit Committee, concluded that its previously issued Financial Statements for the Affected Periods should be restated because of a misapplication in the guidance around accounting for the Private Placement Warrants should no longer be relied upon.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Impact of the Restatement

The impact of the restatement on the balance sheet, statement of operations and statements of cash flows for the Affected Periods is presented below.

	As of December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$484,520,512	$—	$484,520,512

Liabilities and stockholders’ equity
Total current liabilities	$211,262	$—	$211,262
Deferred underwriting commissions	16,905,000	—	16,905,000
Warrant liabilities	—	13,292,400	13,292,400

Total liabilities	17,116,262	13,292,400	30,408,662
Class A common stock, $0.0001 par value; shares subject to possible redemption	462,404,240	(13,292,400)	449,111,840
Stockholders’ equity
Preferred stock - $0.0001 par value	—	—	—
Class A common stock - $0.0001 par value	206	133	339
Class B common stock - $0.0001 par value	1,208	—	1,208
Additional paid-in-capital	5,135,568	4,673,211	9,808,779
Accumulated deficit	(136,972)	(4,673,344)	(4,810,316)

Total stockholders’ equity	5,000,010	—	5,000,010

Total liabilities and stockholders’ equity	$484,520,512	$—	$484,520,512

	For the Period from May 19, 2020 (inception) to December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Operations
Loss from operations	$(342,013)	$—	$(342,013)
Change in fair value of warrant liabilities	—	(4,664,000)	(4,664,000)
Offering costs associated with private placement warrants	—	(9,344)	(9,344)
Net gain from investments held in Trust Account	227,051	—	227,051

Loss before income tax expense	(114,962)	(4,673,344)	(4,788,306)
Income tax expense	22,010	—	22,010

Net loss	$(136,972)	$(4,673,344)	$(4,810,316)

Weighted average Class A common stock outstanding, basic and diluted	48,042,857	—	48,042,857
Basic and diluted net income per Class A common stock	$—	$—	$0.00
Weighted average Class B common stock outstanding, basic and diluted	11,509,432	—	11,509,432
Basic and diluted net loss per Class B common stock	$(0.02)	$—	$(0.43)

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

	For the Period from May 19, 2020 (inception) to December 31, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Statement of Cash Flows
Net cash used in operating activities	(599,792)	—	(599,792)
Net cash used in investing activities	(483,000,000)		(483,000,000)
Net cash provided by financing activities	484,520,841		484,520,841

Net change in cash	$921,049	$—	$921,049

In addition, the impact to the balance sheet dated August 7, 2020, filed on Form 8-K on August 13, 2020 related to the impact of accounting for the Private Placement warrants as liabilities at fair value resulted in an approximate $7.7 million increase to the derivative warrant liabilities line item at August 7, 2020 and offsetting decrease to the Class A common stock subject to possible redemption temporary equity line item. There is no change to total stockholders’ equity at the reported balance sheet date.

	As of August 7, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$422,012,234	$—	$422,012,234

Liabilities and stockholders’ equity
Total current liabilities	$592,438	$—	$592,438
Deferred underwriting commissions	14,700,000	—	14,700,000
W’arrant liabilities	—	7,696,000	7,696,000

Total liabilities	15,292,438	7,696,000	22,988,438
Class A common stock, $0.0001 par value; shares subject to possible redemption	401,719,790	(7,696,000)	394,023,790
Stockholders’ equity
Preferred stock- $0.0001 par value	—	—	—
Class A common stock - $0.0001 par value	183	77	260
Class B common stock - $0.0001 par value	1,208	—	1,208
Additional paid-in-capital	5,050,490	8,257	5,058,747
Accumulated deficit	(51,875)	(8,334)	(60,209)

Total stockholders’ equity	5,000,006	—	5,000,006

Total liabilities and stockholders’ equity	$422,012,234	$—	$422,012,234

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements for the Affected Periods are restated in this Annual Report on Form 10-K/A (Amendment No. 1) (this “Annual Report”) to correct the misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited and unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the audited and unaudited condensed financial statements and accompanying notes, as applicable. See Note 2—Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

As an emerging growth company, the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

$250,000, and investments held in Trust Account. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts. The Company’s investments held in the Trust Account as of December 31, 2020 is comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities money market funds.

Investments Held in the Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable, accrued expenses, franchise tax payable and income tax payable approximate their fair values due to the short-term nature of the instruments. The Company’s investments held in Trust Account are comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less or investments in a money market funds that comprise only U.S. treasury securities and are recognized at fair value. The fair value of investments held in Trust Account is determined using quoted prices in active markets.

Offering Costs Associated with Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock and Public Warrants were charged to stockholders’ equity upon the completion of the Initial Public Offering.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Shares of conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, shares of Class A common stock are classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 44,911,184 shares of Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss applicable to stockholders by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 23,873,333 shares of Class A common stock in the calculation of diluted earnings per share, since their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted earnings per common share is the same as basic earnings per common share for the period presented.

The Company’s statement of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the investment income earned on the Trust Account of approximately $227,000, net of applicable income and franchise taxes of approximately $144,000 for the period from May 19, 2020 (inception) through December 31, 2020, respectively, by the weighted average number of shares of Class A common stock outstanding for the period. Net loss per share, basic and diluted for Class B common stock for the period from May 19, 2020 (inception) through December 31, 2020 is calculated by dividing the net loss of approximately $4.8 million, less net income attributable to Class A common stock of approximately $83,000, resulting in a net loss of approximately $4.9 million, by the weighted average number of Class B common stock outstanding for the period.

Income Taxes

The Company complies with the accounting and reporting requirements of Financial Accounting Standards Board Accounting Standard Codification, or FASB ASC, 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 7,773,333 common stock warrants issued in connection with the Private Placement as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Private Placement has been estimated using Monte-Carlo simulations at each measurement date.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Public Units

In August 2020, the Company sold 48,300,000 Units, including 6,300,000 over-allotment Units at $10.00 per Unit, generating gross proceeds of $483.0 million, and incurring offering costs of approximately $27.1 million, inclusive of $16.9 million in deferred underwriting commissions. Upon the closing of the IPO and the Private Placement Warrants in the Private Placement (including the exercise of the over-allotment option), $483.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and the Private Placement were placed in the Trust Account.

Each Unit consists of one of the Company’s shares of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant (the “Public Warrants” and, collectively with the Private Placement Warrants, the “Warrants”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. The exercise price and number of shares of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation.

Note 5 — Related Party Transactions

Founder Shares

On May 26, 2020, the Company’s Chairman and Co-Chief Executive Officer paid for certain offering costs for an aggregate price of $25,000 in exchange for issuance of 10,062,500 shares of Class B common stock, par value

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

$0.0001 per share (the “Founder Shares”). In July 2020, the Company’s Chairman and Co-Chief Executive Officer transferred certain Founder Shares to the Company’s directors and officers as well as to certain third parties. On August 4, 2020, the Company effected a stock dividend of 0.2 shares of Class B common stock for each share of Class B common stock outstanding, resulting in an aggregate of 12,075,000 Founder Shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share dividend. Of the 12,075,000 Founder Shares, up to 1,575,000 Founder Shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriter so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding shares after the IPO. The underwriter fully exercised the over-allotment option on August 10, 2020 and the Company consummated the sale of such Units on August 13, 2020; thus, these 1,575,000 Founder Shares were no longer subject to forfeiture.

The initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the IPO, the Private Placement Warrants Purchasers purchased an aggregate of 6,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrants, generating gross proceeds of $10.4 million in the Private Placement, and incurring offering costs of approximately $8,000. In connection with the sale of Units pursuant to the over-allotment option on August 13, 2020, the Company sold an additional 840,000 Private Placement Warrants to the Private Placement Warrants Purchasers, generating additional gross proceeds of approximately $1.3 million, and incurring offering cost of approximately $1,000.

Each whole Private Placement Warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the sale of the Private Placement Warrants was added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash (subject to certain exceptions) and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

The Private Placement Warrants (and the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination (subject to certain exceptions).

Related Party Loans

On May 26, 2020, the Company’s Chairman and Co-Chief Executive Officer agreed to loan the Company up to an aggregate of $150,000 pursuant to an unsecured promissory note (the “Note”) to cover expenses related to the IPO. This loan was payable without interest upon the completion of the IPO. The Company borrowed approximately $150,000 under the Note and received additional advances of approximately $45,000 advancement of funds from such officer, for a total outstanding loan of approximately $195,000. The Company fully repaid the Note and the advances to such officer on August 7, 2020.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the initial stockholders, officers and directors and their affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans to date. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Registration Rights

The initial stockholders and holders of the Private Placement Warrants are entitled to registration rights pursuant to a registration rights agreement. The initial stockholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Pursuant to the Underwriting Agreement, as described in Note 3, $0.35 per unit, or $16.9 million in the aggregate, including the over-allotment fees, will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 87,500,000 shares of Class A common stock with a par value of $0.0001 per share. At December 31, 2020, there were 48,300,000 shares of Class A common stock issued and outstanding. Of the outstanding shares of Class A common stock, 44,911,184 were subject to possible redemption at December 31, 2020, and therefore classified outside of permanent equity.

Class B Common Stock — The Company is authorized to issue 12,500,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s Class B common stock are entitled to one vote for each share. On August 4, 2020, the Company effected a stock dividend of 0.2 shares of Class B common stock for each share of Class B common stock outstanding resulting in 12,075,000 shares of Class B common stock issued and outstanding. All shares and associated amounts have been retroactively restated to reflect the

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

share dividend. Of the 12,075,000 shares of Class B common stock issued and outstanding, up to 1,575,000 were subject to forfeiture to the Company to the extent that the underwriter’s over-allotment option is not exercised in full or in part, so that the shares of Class B common stock will represent 20% of the Company’s issued and outstanding common stock after the IPO. On August 10, 2020, the underwriter fully exercised the over-allotment option and the Company consummated the sale of Units pursuant to the over-allotment option on August 13, 2020; thus, these 1,575,000 Founder Shares were no longer subject to forfeiture. Accordingly, as of December 31, 2020, 12,075,000 shares of Class B common stock were issued and outstanding.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the initial Business Combination, or earlier at the option of the holder, on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as described herein). In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of the initial Business Combination (including pursuant to a specified future issuance), the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the then-outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance, including pursuant to a specified future issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with our initial Business Combination (excluding any shares or equity-linked securities issued or issuable to any seller in the initial Business Combination).

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2020, there are no shares of preferred stock issued or outstanding.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permits holders to exercise their Public Warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its reasonable best efforts to file, and within 60 business days following the initial Business Combination to have declared effective, a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed; provided that, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but it will be required to use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants will have an exercise price of $11.50 per share, subject to adjustment, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

In addition, if (x) the Company issues additional shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Company’s initial stockholders, officers, directors or their affiliates, without taking into account any Founder Shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of each Warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of (i) the Market Value and (ii) the Newly Issued Price, and the $18.00 per-share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of (i) the Market Value and (ii) the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that (1) the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be non-redeemable (subject to certain exceptions) and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees and (3) the initial purchasers and their permitted transferees will also have certain registration rights related to the private placement warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except for the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Commencing ninety days after the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

number of shares of Class A common stock to be determined by reference to an agreed table based on the redemption date and the “fair market value” of the Company’s Class A common stock;

•

if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

•	if, and only if, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the Class A common stock into which the Class A common stock has been converted or exchanged for in the event the Company is not the surviving company in the initial Business Combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The “fair market value” of the Class A common stock for this purpose shall mean the average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Warrants may expire worthless.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2020 by level within the fair value hierarchy:

	Fair Value Measured as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account — U.S. Treasury Securities	$483,227,051	$—	$—	$483,227,051
Liabilities:
Warrant liabilities (restated)	—	13,292,400	—	13,292,400

Total fair value	$483,227,051	$13,292,400	$—	$496,519,451

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Private Placement warrants transferred from a Level 3 measurement to a Level 2 fair value measurement in October 2020, when the comparable Public Warrants were separately listed and traded.

The Company utilizes a binomial Monte-Carlo simulation at August 7, 2020 and September 30, 2020, and fair value of the Public Warrants at December 31, 2020 to estimate the fair value of the Warrants, with changes in fair value recognized in the statement of operations. The Company recognized approximately $8.6 million for the

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

warrant liabilities upon their issuance on August 7, 2020 and August 13, 2020. For the year ended December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of warrant liabilities of approximately $4.7 million presented as change in fair value of warrant liabilities on the accompanying statement of operations.

The change in the fair value of the derivative warrant liabilities for the year ended December 31, 2020 is summarized as follows:

Warrant liabilities at May 19, 2020 (incpetion)	$—
Issuance of Private Warrants	8,628,400
Change in fair value of warrant liabilibites	1,243,733

Warrant liabilities at September 30, 2020	$9,872,133
Change in fair value of warrant liabilibites	3,420,267

Warrant liabilities at December 31, 2020	$13,292,400

The estimated fair value of the warrant liabilities is determined using Level 3 inputs at August 7, 2020 and September 30, 2020. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	September 30, 2020	August 7, 2020
Exercise price	$11.50	$11.50
Stock Price	$10.26	$10.03
Term (in years)	0.85	1.00
Volatility	19.00%	18.00%
Risk-free interest rate	0.36%	0.31%
Dividend yield	—	—

Note 9 — Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. During the period from May 19, 2020 (inception) to December 31, 2020, $22,010 was recorded as income tax expense. The Company’s effective tax rate for the period from May 19, 2020 (inception) to December 31, 2020 was a negative 0.5%, which differs from the expected income tax rate due to the start-up costs which are not deductible.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

The income tax provision (benefit) consists of the following:

For the Period from May 19, 2020 (inception) through December 31, 2020
Current
Federal	$22,010
State	—
Deferred
Federal	(48,114)
State	—
Valuation allowance	48,114

Income tax provision	$22,010

The Company’s net deferred tax assets are as follows:

December 31, 2020
Deferred tax assets:
Start-up/Organization costs	$48,114

Total deferred tax assets	48,114
Valuation allowance	(48,114)

Deferred tax asset, net of allowance	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. At December 31, 2020, the valuation allowance was $48,114.

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

For the Period from May 19, 2020 (inception) through December 31, 2020
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of warrant liabilities	(20.5)%
Change in valuation allowance	(1.0)%

Effective Tax Rate	-0.5%

Note 10 — Subsequent Events

On March 25, 2021, BowX entered into an Agreement and Plan of Merger by and among BowX, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”) and a direct wholly owned subsidiary of BowX, and WeWork Inc., a Delaware corporation (“WeWork”), pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into WeWork, with WeWork continuing on as the surviving entity and a wholly owned subsidiary of Acquiror.

Note 11 — Quarterly Financial Information (Unaudited)

The following tables contain unaudited quarterly financial information for the quarterly period ended September 30, 2020 that has been updated to reflect the restatement and revision of the Company’s financial statements as described in Note 2—Restatement of Previously Issued Financial Statements. The Company has not amended its previously filed Quarterly Report on Form 10-Q for the Affected Period. The financial information that has been previously filed or otherwise reported for the Affected Period is superseded by the information in this Annual Report, and the financial statements and related financial information for the Affected Period contained in such previously filed report should no longer be relied upon.

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

Unaudited Condensed Balance Sheet

	As of September 30, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Unaudited Condensed Balance Sheet
Total assets	$484,512,579	$—	$484,512,579

Liabilities and stockholders’ equity
Total current liabilities	$150,841	$—	$150,841
Deferred underwriting commissions	16,905,000	—	16,905,000
Warrant liabilities	—	9,872,133	9,872,133

Total liabilities	17,055,841	9,872,133	26,927,974
Class A common stock, $0.0001 par value; shares subject to possible redemption	462,456,730	(9,872,130)	452,584,600
Stockholders’ equity
Preferred stock - $0.0001 par value	—	—	—
Class A common stock - $0.0001 par value	205	99	304
Class B common stock - $0.0001 par value	1,208	—	1,208
Additional paid-in-capital	5,083,079	1,252,975	6,336,054
Accumulated deficit	(84,484)	(1,253,077)	(1,337,561)

Total stockholders’ equity	5,000,008	(3)	5,000,005

Total liabilities and stockholders’ equity	$484,512,579	$—	$484,512,579

	For the Period from May 19, 2020 (inception) to September 30, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Unaudited Condensed Statement of Operations
Loss from operations	$(165,691)	$—	$(165,691)
Change in fair value of warrant liabilities	—	(1,243,733)	(1,243,733)
Offering costs associated with private placement warrants	—	(9,344)	(9,344)
Net gain from investments held in Trust Account	83,554	—	83,554

Loss before income tax expense	(82,137)	(1,253,077)	(1,335,214)
Income tax expense	2,347	—	2,347

Net loss	$(84,484)	$(1,253,077)	$(1,337,561)

Weighted average Class A common stock outstanding, basic and diluted	47,612,727	—	47,612,727
Basic and diluted net income per Class A common stock	$—	$—	$—
Weighted average Class B common stock outstanding, basic and diluted	12,075,000	—	12,075,000
Basic and diluted net loss per Class B common stock	$(0.01)	$(0.10)	$(0.11)

BOWX ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

	For the Three Months Ended September 30, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Unaudited Condensed Statement of Operations
Loss from operations	$(142,226)	$—	$(142,226)
Change in fair value of warrant liabilities	—	(1,243,733)	(1,243,733)
Offering costs associated with private placement warrants	—	(9,344)	(9,344)
Net gain from investments held in Trust Account	83,554	—	83,554

Loss before income tax expense	(58,672)	(1,253,077)	(1,311,749)
Income tax expense	2,347	—	2,347

Net loss	$(61,019)	$(1,253,077)	$(1,314,096)

Weighted average Class A common stock outstanding, basic and diluted	47,612,727	—	47,612,727
Basic and diluted net income per Class A common stock	$—	$—	$—
Weighted average Class B common stock outstanding, basic and diluted	12,075,000	—	12,075,000
Basic and diluted net loss per Class B common stock	$(0.01)	$(0.10)	$(0.11)

	For the Period from May 19, 2020 (inception) to September 30, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Unaudited Condensed Statement of Cash Flows
Net cash used in operating activities	(548,409)	—	(548,409)
Net cash used in investing activities	(483,000,000)	—	(483,000,000)
Net cash provided by financing activities	484,520,841	—	484,520,841

Net change in cash	$972,432	$—	$972,432

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BOWX ACQUISITION CORP.,

BOWX MERGER SUBSIDIARY CORP.,

and

WEWORK INC.

dated as of March 25, 2021

3

4

Exhibits

Exhibit A	Form of Amended and Restated Certificate of Incorporation of Acquiror
Exhibit B	Form of Amended and Restated Bylaws of Acquiror
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Terms of Incentive Equity Plan
Exhibit E	Terms of Employee Stock Purchase Plan
Exhibit F	Form of Stockholders Agreement

5

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 25, 2021 (this “Agreement”), is made and entered into by and among BOWX ACQUISITION CORP., a Delaware corporation (“Acquiror”), BOWX MERGER SUBSIDIARY CORP., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”) and WEWORK INC., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article I or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), (x) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (y) Acquiror will change its name to “WeWork Inc.”;

WHEREAS, as promptly as practicable following the Closing and as part of a transaction that each of the parties intends to constitute a single integrated transaction for tax purposes that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and any comparable provision of state or local tax Laws, the Surviving Corporation will merge with and into BowX Merger Subsidiary II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquiror (“Merger Sub II” and such transaction, the “Second Merger”) pursuant to an agreement and plan of merger by and among Acquiror, the Surviving Corporation and Merger Sub II in a form that is mutually acceptable to the parties hereto (the “Second Merger Agreement”), with Merger Sub II being the surviving entity of the Second Merger (Merger Sub II, in its capacity as the surviving entity of the Second Merger, is referred to as the “Surviving LLC”);

WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Merger, taken together with the Second Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code, and this Agreement, taken together with the Second Merger Agreement, is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the approval of this agreement by the Company’s stockholders;

WHEREAS, the Boards of Directors of Acquiror and Merger Sub have (i) determined that it is advisable for Acquiror and the Acquiror Stockholders and Merger Sub and the sole stockholder of Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable;

6

WHEREAS, Acquiror, as sole stockholder of Merger Sub, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof, Acquiror shall provide an opportunity to its stockholders to have their outstanding shares of Acquiror Common Stock redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents in connection with obtaining the Acquiror Stockholder Approval;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders have each executed and delivered to Acquiror a Company Holders Support Agreement pursuant to which the Requisite Company Stockholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the stockholders of the Company or pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement shall have been declared effective and delivered or otherwise made available to stockholders, of this Agreement and the transactions contemplated hereby;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (i) the Specified Company Stockholders have each executed and delivered to Acquiror a Specified Company Stockholder Lock-Up Agreement pursuant to which the Specified Company Stockholders have agreed, among other things, not to sell, transfer, convey or assign any Acquiror Common Shares until after the one (1) year anniversary of the Closing Date and (ii) the Designated Stockholder has executed and delivered to Acquiror a Designated Stockholder Lock-Up Agreement pursuant to which the Designated Stockholder has agreed, among other things, not to sell, transfer, convey or assign any Acquiror Common Shares until after then ninth (9) month anniversary of the Closing Date, in each case, subject to certain exceptions;

WHEREAS, simultaneously with the execution and delivery of this Agreement, SBG has executed and delivered to the Acquiror and the Company a letter agreement pursuant to which SBG has agreed to, among other things, provide certain credit support with respect to an amended Company Credit Agreement following the Closing, on the terms and subject to the conditions set forth therein (including, if the Acquiror elects following the Closing to enter into the arrangements contemplated by such letter agreement, the issuance by the Acquiror of the warrant to purchase Acquiror Class A Common Stock in accordance with such letter agreement) (the “Credit Support Letter Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, StarBright WW LP has executed and delivered to the Acquiror and the Company a letter agreement pursuant to which StarBright WW LP has committed to enter into certain amendments to Company/SBG Secured Notes, on the terms and subject to the conditions set forth therein (the “SBG Secured Notes Letter Agreement”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, SBG and the Acquiror have executed and delivered a letter agreement (as to which the Company is an express third party beneficiary) pursuant to which the Acquiror has agreed to execute and deliver to SBG at the Closing a warrant to purchase Acquiror Class A Common Stock in accordance with such letter agreement (the “New SBG Warrant”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, the Acquiror and the Company have entered into a letter agreement related to the Company’s potential current or future status as a “U.S. real property holding corporation” (as defined in Section 897(c)(2) of the Code) and related tax withholding mechanics in connection with the transactions contemplated by the Merger Agreement (the “FIRPTA Letter”);

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WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company a Lock-Up Agreement, dated as of the date hereof, between the Sponsor and Acquiror, pursuant to which the Sponsor has agreed, among other things, not to sell, transfer, convey or assign any shares of Founders’ Common Stock (as defined therein) until after the one (1) year anniversary of the Closing Date (the “Sponsor Lock-Up Agreement”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into Subscription Agreements with PIPE Investors pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from Acquiror shares of Acquiror Common Stock for an aggregate purchase price equal to the Minimum PIPE Investment Amount, such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, at the Closing, Acquiror, the Sponsor, the Requisite Company Stockholders and certain other stockholders of the Company, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing;

WHEREAS, at the Closing, Acquiror, Sponsor, SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited and certain other holders of Acquiror Class A Common Stock shall enter into a Stockholders Agreement (the “Stockholders Agreement”) in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Class A Common Stock” means Class A common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means Class B common stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means Acquiror Class A Common Stock and Acquiror Class B Common Stock.

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“Acquiror Common Warrant” means a warrant to purchase one-third (1/3) of a share of Acquiror Common Stock at an exercise price per whole share of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror Cure Period” has the meaning specified in Section 10.1(h).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror D&O Tail Insurance” has the meaning specified in Section 7.7(b).

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Indemnified Parties” has the meaning specified in Section 7.7(a).

“Acquiror Maximum Amount” has the meaning specified in Section 7.7(b).

“Acquiror Modification in Recommendation” has the meaning specified in Section 8.2(b).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one-third (1/3) of a share of Acquiror Class A Common Stock at an exercise price per whole share of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Common Stock to redeem all or a portion of the shares of Acquiror Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Stockholder Approval” means the approval of those Transaction Proposals identified in clauses (A) through (J) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of Acquiror Common Shares, present and entitled to vote (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purpose.

“Acquiror Stockholders” means the stockholders of Acquiror as of immediately prior to the Effective Time.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b).

“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Acquiror (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses,

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brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting commissions) payable by Acquiror, (ii) 50% of the filing fees incurred in connection with making any filings under Section 8.1, (iii) 50% of the fees and expenses incurred in connection with preparing and filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and obtaining approval of Nasdaq or the NYSE, as applicable, under Section 7.3, (iv) repayment of any Working Capital Loans and (v) any other reasonable and documented fees and expenses of Acquiror as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby.

“Acquiror Warrants” means the Acquiror Common Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby, any inquiry, offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, complaint, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjusted Restricted Stock Award” has the meaning specified in Section 3.3(b).

“Adjusted Restricted Stock Unit Award” has the meaning specified in Section 3.3(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) none of SBG, SVF Endurance (Cayman) Limited or any of their respective Affiliates shall be deemed to be an Affiliate of the Company or any of its Subsidiaries and (ii) none of the Company or any of its Subsidiaries shall be deemed to be an Affiliate of SBG, SVF Endurance (Cayman) Limited or any of their respective Affiliates.

“Affiliate Agreements” means Contracts (other than indemnification agreements, employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between (A) on the one hand, the Company and its Subsidiaries, and (B) on the other hand, (i) Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), (ii) the officers of the Company, (iii) the members or stockholders of the Company or any of the Company’s Subsidiaries that hold a voting or ownership interest of greater than 5% in the Company or any of the Company’s Subsidiaries, or (iii) a member of the immediate family of the foregoing Persons.

“Aggregate Fully Diluted Company Capital Stock” means, without duplication, (a) the aggregate number of shares of Company Capital Stock (other than Class C Common Stock and Restricted Stock Awards) that are

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(i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon, or subject to, the settlement of Company Options (whether or not then vested or exercisable, before giving effect to clause (c) below), Company Warrants (whether or not then exercisable, before giving effect to clause (d) below), Series C Preferred Convertible Note, Restricted Stock Award, Restricted Stock Unit Awards and Partnership Profits Interests Units (with an assumed 1:1 exchange for Partnership Profits Interests Units for shares of Company Common Stock, before giving effect to clause (e) below), in each case, that are outstanding immediately prior to the Effective Time, minus (b) the Treasury Shares outstanding immediately prior to the Effective Time, minus (c) a number of shares with a value based on the Per Share Merger Consideration equal to the aggregate exercise price of the Company Options described in clause (ii) above divided by the Per Share Merger Consideration; provided, that any Company Option with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Capital Stock, minus (d) a number of shares with a value based on the Per Share Merger Consideration equal to the aggregate exercise price of the Company Warrants described in clause (ii) above divided by the Per Share Merger Consideration; provided, that any Company Warrant with an exercise price equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Capital Stock, minus (e) a number of shares equal to the aggregate Catch-Up Base Amount (as defined in the Partnership Agreement) of the Partnership Profits Interests Units described in clause (ii) above divided by the Per Share Merger Consideration; provided, that any Partnership Profits Interests Unit with a Catch-Up Base Amount equal to or greater than the Per Share Merger Consideration shall not be counted for purposes of determining the number of Aggregate Fully Diluted Company Capital Stock, plus (f) 47,366,404 hypothetical shares of Company Common Stock, minus a hypothetical number of shares with a value based on the Per Share Merger Consideration equal to $473,664.04 divided by the Per Share Merger Consideration (it being understood that the hypothetical shares of Company Common Stock pursuant to this clause (f) is intended to include dilution from the New SBG Warrant in Aggregate Fully Diluted Company Capital Stock.

“Aggregate Merger Consideration” means 655,300,000 shares of Acquiror Class A Common Stock.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(f).

“Ancillary Agreements” has the meaning specified in Section 11.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means applicable Laws related to money laundering, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended (also known as the Bank Secrecy Act), the U.S. Money Laundering Control Act of 1986, as amended, the U.K. Proceeds of Crime Act 2002, and any other applicable Law related to money laundering of any jurisdictions in which the Company conducts business, including any anti-racketeering laws involving money laundering or bribery as a racketeering act.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby,

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including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Audited Financial Statements” has the meaning specified in Section 4.8(a).

“Available Acquiror Cash” has the meaning specified in Section 7.2(a).

“BowX Group” has the meaning specified in Section 11.18(a).

“BowX Representative” has the meaning specific in Section 7.6(a)(iv).

“Business Combination” has the meaning set forth in Article Sixth of the Amended and Restated Certificate of Incorporation of Acquiror as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in San Francisco, California are authorized or required by Law to close.

“Class A Common Stock” has the meaning specified in Section 4.6(a).

“Class B Common Stock” has the meaning specified in Section 4.6(a).

“Class A Common Warrants” has the meaning specified in Section 4.6(b).

“Class C Common Stock” has the meaning specified in Section 4.6(a).

“Class D Common Stock” has the meaning specified in Section 4.6(a).

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“Code” has the meaning specified in the Recitals hereto.

“Company” has the meaning specified in the Preamble hereto.

“Company Acquisition Preferred Stock” means the shares of the Series AP-1 Acquisition Preferred Stock, Series AP-2 Acquisition Preferred Stock, Series AP-3 Acquisition Preferred Stock and Series AP-4 Acquisition Preferred Stock.

“Company Award” shall mean a Company Option, a Restricted Stock Award or a Restricted Stock Unit Award.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Common Shares” means shares of Company Common Stock.

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“Company Common Stock” means the shares of Class A common stock, Class B Common Stock, Class C common stock and Class D common stock, par value $0.001 per share, of the Company.

“Company Credit Agreement” means that certain Credit Agreement, dated as of December 27, 2019 by and among SBG, WeWork Companies LLC, a Delaware limited liability company, the several banks and other financial institutions party thereto as issuing creditors, the several banks and other financial institutions party thereto as participants and Goldman Sachs International Bank, as administrative agent, as amended by the First Amendment dated as of February 10, 2020, the Second Amendment dated as of April 1, 2020 and as further amended or modified from time to time.

“Company Cure Period” has the meaning specified in Section 10.1(f).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company D&O Insurance” has the meaning specified in Section 7.7(c).

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the second sentence of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Holders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Stockholders, Acquiror and the Company, as amended or modified from time to time.

“Company Incentive Plans” means the Company’s 2013 Stock Incentive Plan and its 2015 Equity Incentive Plan, in each case as amended from time to time.

“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that, solely in the case of the foregoing clause (i), in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement (other than any action required to be taken pursuant to Section 6.1), (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19 and any COVID-19 Measures) or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any Legal Proceeding (direct or derivative) in respect of this Agreement or any of the transactions contemplated hereby or any termination of, reduction in or similar adverse impact (but in each case only to the extent

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attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), or (i) any action taken by, or at the request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the real estate and coworking space industries generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Maximum Amount” has the meaning specified in Section 7.7(c).

“Company Modification in Recommendation” has the meaning specified in Section 8.2(c).

“Company Option” means an option to purchase shares of Company Common Stock granted under a Company Incentive Plan.

“Company Preferred Stock” means the shares of the Junior Non-Voting Preferred Stock, Series A Preferred Stock, Series AP-1 Acquisition Preferred Stock, Series AP-2 Acquisition Preferred Stock, Series AP-3 Acquisition Preferred Stock, Series AP-4 Acquisition Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D-1 Preferred Stock, the Series D-2 Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series G-1 Preferred Stock, the Series H-1 Preferred Stock, Series H-2 Preferred Stock, Series H-3 Preferred Stock and the Series H-4 Preferred Stock.

“Company Real Property” means the Leased Real Property and the Owned Real Property, collectively, or any of the Leased Real Property or the Owned Real Property.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company/ SBG Reimbursement Agreement” means that certain Reimbursement Agreement, dated as of February 10, 2020 among SBG and WeWork Companies LLC, a Delaware limited liability company, as amended by the First Amendment dated as of April 1, 2020 and as further amended or modified from time to time.

“Company/SBG Secured Notes” means any notes that have been, or may be from time to time issued, pursuant to the Master Senior Secured Notes Note Purchase Agreement, dated as of August 12, 2020 (as it may be amended, amended and restated, restated, waived or otherwise modified from time to time), relating to up to $1,100,000,000 of 12.50% Senior Secured Notes of WeWork Companies LLC, entered into among WeWork Companies LLC, WeWork Co-Obligor Inc. and StarBright WW LP.

“Company/SBG Unsecured Notes” means any notes that have been, or may be from time to time issued, pursuant to the Master Senior Unsecured Notes Note Purchase Agreement, dated as of December 27, 2019 (as it may be amended, amended and restated, restated, waived or otherwise modified from time to time), relating to up to $2,200,000,000 of 5.0% Senior Unsecured Notes of WeWork Companies LLC, entered into among WeWork Companies LLC, WeWork CO Inc. and StarBright WW LP.

“Company Senior Preferred Stock” means Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series G-1 Preferred Stock, Series H-1 Preferred Stock, Series H-2 Preferred Stock, Series H-3 Preferred Stock and Series H-4 Preferred Stock.

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“Company Stockholder Approvals” means (i) the affirmative vote or written consent of the holders of at least a majority of the outstanding Company Capital Stock voting as a single class and on an as-converted basis approving and adopting the Merger Agreement and (ii) with respect to any transactions subject to Article Fifth, Part A, Section 3.17 of the Company’s amended and restated certificate of incorporation, the affirmative vote or written consent of the holders of at least a majority of the outstanding Company Senior Preferred Stock that are not held by any SoftBank Party (as defined in such Section 3.17 of the Company’s amended and restated certificate of incorporation) with respect to such transactions.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants, and other advisors and service providers payable by the Company or any of its Subsidiaries, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (iii) Transfer Taxes, (iv) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement, (v) 50% of the filing fees incurred in connection with making any filings under Section 8.1, (vi) 50% of fees and expenses incurred in connections with preparing and filing the Registration Statement, and (vii) any other reasonable and documented fees and expenses of the Company or any of its Subsidiaries as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby.

“Company Warrants” means the Class A Common Warrants and the Series H Preferred Warrants.

“Confidentiality Agreement” has the meaning specified in Section 11.10.

“Consent Solicitation Statement” has the meaning specified in Section 8.2(c).

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, subleases, licenses, Membership Agreements and purchase orders.

“Cooley” has the meaning specified in Section 11.18(a).

“Cooley Privileged Communications” has the meaning specified in Section 11.18(a).

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software subject to such license, or other software incorporated into, derived from, or used or distributed with such software subject to such license (i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

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“COVID-19” means the 2019 Novel Coronavirus or 2019-nCoV (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).

“Designated Stockholder” means the stockholder listed on Section 1.1(a) of the Company Disclosure Letter.

“Designated Stockholder Lock-Up Agreement” means that certain Lock-Up Agreement, dated as of the date hereof, by and between the Designated Stockholder and Acquiror, as amended or modified from time to time.

“DGCL” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.5.

“Dollars” or “$” means lawful money of the United States.

“Effective Time” has the meaning specified in Section 2.3(b).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing (a) the number of shares constituting the Aggregate Merger Consideration, by (b) the number of Aggregate Fully Diluted Company Capital Stock.

“Excluded Employees” has the meaning specified in Section 6.1(h).

“Export Approvals” has the meaning specified in Section 4.27(a).

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“Financial Statements” has the meaning specified in Section 4.8(a).

“Franchise Transactions” means any transaction whereby the Company or its Subsidiaries sells, assigns, transfers, conveys, or otherwise disposes of all or a portion of the equity interests in, or assets of, one or more of the Company’s Subsidiaries to any Person (other than the Company or its Subsidiaries) and provides such Person or its Affiliates with the right to (i) operate a business that is identified or associated with the Company’s WeWork brand and proprietary systems and/or (ii) sell or distribute services that are identified or associated with the Company’s WeWork brand and proprietary systems, including any such transactions currently contemplated or ongoing in Latin America, Asia and Israel.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in Section 7.1(a).

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn and not reimbursed), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

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“Intellectual Property” means any rights in or to the following, throughout the world, including all U.S. and foreign: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, including such corresponding rights in software and other works of authorship; and (iv) trade secrets, know-how, processes, and other confidential information or proprietary rights.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Junior Non-Voting Preferred Stock” has the meaning specified in Section 4.6(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lease Terminations” has the meaning specified in Section 4.20(a).

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries (but excluding any properties used solely for parking, storage or temporary uses that are not essential for the use of any of the Material Real Property Leases).

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Material Company Real Property” means individually and collectively any property subject to a Material Real Property Lease.

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“Material Member Agreements” means the Membership Agreements of the Top Customers with a membership fee that is greater than $1,000,000 per calendar year.

“Material Property Material Adverse Effect” means, with respect to the Material Company Real Property, any Events that have resulted in, or would reasonably be expected to result in, the permanent closure of ten (10) or more individual Material Company Real Properties pursuant to Material Real Property Leases involving: (A) aggregate payments in excess of $6,000,000 in any calendar year; or (B) a premises whereby the Company or any Subsidiary leases, subleases, licenses, occupies or otherwise uses at least 100,000 square feet (but in any such case, excluding the Material Company Real Properties set forth on Section 4.20(a)(v) of the Company Disclosure Letter).

“Material Real Property Leases” has the meaning specified in Section 4.12(a)(v).

“Membership Agreement” means any WeWork membership agreement for the lease, license or other use or occupancy of any Company Real Property by any Person other than the Company or any of its Subsidiaries.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Certificate” has the meaning specified in Section 2.1(a).

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of Merger Sub.

“Minimum Available Acquiror Cash Amount” has the meaning specified in Section 7.2(a).

“Minimum PIPE Investment Amount” has the meaning specified in Section 5.12(e).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” means the Nasdaq Capital Market.

“Nonparty Affiliate” has the meaning specified in Section 11.16(b).

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Licenses” shall include Copyleft Licenses.

“Open Source Materials” means any software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries.

“Partnership” means The We Company Management Holdings L.P., a Cayman Islands exempted limited partnership.

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“Partnership Agreement” means the Second Amended and Restated Agreement of Exempted Limited Partnership of The We Company Management Holdings L.P., dated as of October 30, 2019.

“Partnership PI Aggregator” means The We Company PI L.P., a Cayman Islands exempted limited partnership.

“Partnership PI Aggregator Agreement” the Second Amended and Restated Agreement of Exempted Limited Partnership of The We Company PI L.P., dated as of October 30, 2019.

“Partnership Profits Interests Units” means the Partnership Class PI Common Units (as defined in the Partnership Agreement).

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of such Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under a Real Property Lease (but expressly excluding any Lien granted to any Nonparty Affiliate) and (C) except as may materially interfere with the present use of such Leased Real Property, any Liens encumbering the underlying fee title of the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use or planned use of, or materially impair the value of, such specific affected Company Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable (but expressly excluding any Lien granted to any Nonparty Affiliate), (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries acts as landlord, (x) Liens in connection with or related to the Company Credit Agreement or the Company/SBG Secured Notes and (xi) Liens that do not, individually or in the aggregate, either have a Material Property Material Adverse Effect or materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole; provided, however, that no lien directly or indirectly for the benefit of a Nonparty Affiliate will be deemed a Permitted Lien, except (i) to the extent that such lien is not material or is set forth in the Company Disclosure Letter, (ii) for liens referred to in clause (x) above or (iii) in the case of a lien relating to Company Real Property, if such Nonparty Affiliate lien does not materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries at the affected Company Real Property.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

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“Personal Information” means (i) any and all information maintained by or on behalf of the Company or its Subsidiaries (including: (a) first and last name; (b) home address; (c) Internet Protocol address; (d) email address; (e) geographic location; (f) health or diet information; (g) family members; (h) political beliefs; (i) group memberships; (j) social security numbers or other personal identification number; (k) account number; (l) internet browsing history; (m) internet purchase history; (n) persistent identifier, such as a customer number held in a “cookie” or processor serial number, or (o) one or more factors specific to physical, physiological, genetic, mental, economic, cultural or social identity) to the extent any such information, alone or in combination with other information, identifies or is associated with an identifiable natural person or household; and (ii) any other information maintained by or on behalf of the Company or its Subsidiaries which is classified as “personal data,” “personal information,” “personally identifiable information” or similar term under Privacy and Security Laws, the Company’s or its Subsidiaries’ written privacy policies, or any of the Company’s or its Subsidiaries’ contractual obligations.

“PIPE Investment” means the purchase of shares of Acquiror Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by Acquiror prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“PIPE Representative” has the meaning specified in Section 7.6(a)(iii).

“Post-Closing Acquiror Class C Common Stock” means Class C common stock, par value $0.0001 per share, of Acquiror.

“Privacy and Security Laws” means all applicable Laws regarding collecting, accessing, using, disclosing, transmitting, securing, sharing, transferring, storing, or other processing of Personal Information or other tracking of online consumer behaviors including, without limitation, federal, state or foreign laws or regulations regarding (a) data privacy or information security, (b) data breach notification, (c) unfair or deceptive practices (d) digital trespass, computer crime and other Laws governing unauthorized access to or use of electronic data; (e) email, telephone, or text message communications; (f) state consumer protection; (g) sales and marketing practices; (h) payment card processing; and (i) online behavioral advertising. For the avoidance of doubt, “Privacy and Security Laws” include the General Data Protection Regulation (Regulation (EU) 2016/679), the California Consumer Privacy Act of 2018, Payment Card Industry Data Security Standard, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, and the Federal Trade Commission Act.

“Privacy Obligations” has the meaning specified in Section 4.22(a).

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Financial Statements” has the meaning specified in Section 6.3.

“Real Property Leases” means leases, lease guaranties, subleases, licenses and agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property to the Company and its Subsidiaries, including all amendments and modifications thereof (excluding any such agreements for parking, storage or temporary use that are not essential for the use of any of the Material Real Property Leases).

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“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Stockholders” means each of the holders of Company Capital Stock set forth on Section 1.1(b) of the Company Disclosure Letter.

“Restricted Stock Award” means an award of restricted shares of Company Common Stock granted under a Company Incentive Plan, which includes any shares of Company Common Stock issued pursuant to early-exercised Company Options that remain subject to vesting conditions.

“Restricted Stock Unit Award” means an award of restricted stock units based on shares of Company Common Stock (whether to be settled in cash or shares), granted under a Company Incentive Plan.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SBG” means SoftBank Group Corp. or an affiliate thereof.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning specified in Section 4.6(a).

“Series AP-1 Acquisition Preferred Stock” has the meaning specified in Section 4.6(a).

“Series AP-2 Acquisition Preferred Stock” has the meaning specified in Section 4.6(a).

“Series AP-3 Acquisition Preferred Stock” has the meaning specified in Section 4.6(a).

“Series AP-4 Acquisition Preferred Stock” has the meaning specified in Section 4.6(a).

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“Series B Preferred Stock” has the meaning specified in Section 4.6(a).

“Series C Preferred Convertible Note” has the meaning specified in Section 4.6(c).

“Series C Preferred Stock” has the meaning specified in Section 4.6(a).

“Series D-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series D-2 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series E Preferred Stock” has the meaning specified in Section 4.6(a).

“Series F Preferred Stock” has the meaning specified in Section 4.6(a).

“Series G Preferred Stock” has the meaning specified in Section 4.6(a).

“Series G-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series H Preferred Warrants” has the meaning specified in Section 4.6(b).

“Series H-1 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series H-2 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series H-3 Preferred Stock” has the meaning specified in Section 4.6(a).

“Series H-4 Preferred Stock” has the meaning specified in Section 4.6(a).

“Skadden” has the meaning specified in Section 11.18(b).

“Skadden Privileged Communications” has the meaning specified in Section 11.18(b).

“Specified Company Stockholder Lock-Up Agreements” means those certain Lock-Up Agreements, dated as of the date hereof, by and between each of the Specified Company Stockholders and Acquiror, as amended or modified from time to time.

“Specified Company Stockholders” means each of the holders of Company Capital Stock set forth on Section 1.1(c) of the Company Disclosure Letter.

“Sponsor” means BowX Sponsor, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Stockholders Agreement” has the meaning specified in the Recitals hereto.

“Subscription Agreements” means the subscription agreements pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person. Notwithstanding the foregoing, WeWork Capital Advisors LLC and its Subsidiaries shall not be deemed to be Subsidiaries of the Company.

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“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(h).

“Terminating Company Breach” has the meaning specified in Section 10.1(f).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Customers” has the meaning specified in Section 4.29(c).

“Top Vendors” has the meaning specified in Section 4.29(a).

“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Transfer Taxes” has the meaning specified in Section 8.4.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Treasury Share” has the meaning specified in Section 3.1(a)

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Warrant Agreement” means the Warrant Agreement, dated as of August 4, 2020, between Acquiror and Continental Stock Transfer & Trust Company.

“WeWork Group” has the meaning specified in Section 11.18(b).

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

“Written Consent” has the meaning specified in Section 8.2(c).

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Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

(f) With respect to the Company and its Subsidiaries, compliance with COVID-19 Measures to the extent applicable to the Company and its Subsidiaries shall be deemed to be in the ordinary course of business consistent with past practice so long as any such COVID-19 Measures remains outstanding.

Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGER; CLOSING

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Merger (as so filed, the “Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such Merger to be effective as of the Effective Time.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

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Section 2.2 Effects of the Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing, in accordance with the applicable provisions of the DGCL.

Section 2.3 Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of documents on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall become effective at the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Merger Certificate (the “Effective Time”).

Section 2.4 Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii) to Acquiror, the written resignations of all of the directors of the Company (other than any such Persons identified as initial directors of the Surviving Corporation, in accordance with Section 2.6), effective as of the Effective Time;

(iii) to Acquiror, the Registration Rights Agreement, duly executed by the Requisite Company Stockholders who have elected to execute the Registration Rights Agreement; and

(iv) to Acquiror, the Stockholders Agreement, duly executed by the Company stockholders party thereto.

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2;

(ii) to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

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(iii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor;

(iv) to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of Acquiror after the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time; and

(v) to the Company, the Stockholders Agreement, duly executed by duly authorized representatives of Acquiror and the Sponsor.

(c) At the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all Acquiror Transaction Expenses as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all accrued and unpaid Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, in each case of clauses (i) and (ii), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Company Transaction Expenses due to current or former employees or officers of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee or officer through the Company’s payroll.

Section 2.5 Governing Documents.

(a) The certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b) The certificate of incorporation and bylaws of Acquiror as of immediately prior to the Effective Time (which shall be in the form attached as Exhibits A and B hereto (with such changes as may be agreed in writing by Acquiror and the Company)), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6 Directors and Officers.

(a) The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of Acquiror as of immediately after the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b) The parties shall take all actions necessary to ensure that, from and after the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7 Tax Free Reorganization Matters. The parties intend that, for United States federal income tax purposes, the Merger, taken together with the Second Merger, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement, taken together with the Second Merger, is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause the Merger, taken together with the Second Merger, to fail to

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qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations. The Merger and the Second Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger, taken together with the Second Merger, as a “reorganization” within the meaning of Section 368(a) of the Code, including providing factual support letters.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY

CAPITAL STOCK AND EQUITY AWARDS

Section 3.1 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Capital Stock (other than Class C Common Stock (which shall be subject to Section 3.1(d)), in each case, that is issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Company Capital Stock subject to Company Awards (which shall be respectively subject to Section 3.3), (ii) any shares of Company Capital Stock held in the treasury of the Company, which treasury shares shall be canceled as part of the Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any shares of Company Capital Stock held by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL), shall be canceled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c), subject to applicable tax withholding.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Surviving Corporation.

(c) Each holder of shares of Company Capital Stock (other than Class C Common Stock (which shall be subject to Section 3.1(d)) as of immediately prior to the Effective Time (other than in respect of (x) Treasury Shares, (y) Dissenting Shares and (z) any shares of Company Capital Stock subject to Company Awards (which shall be subject to Section 3.3)) shall be entitled to receive a portion of the Aggregate Merger Consideration equal to (i) the Exchange Ratio multiplied by (ii) the number of shares of Company Capital Stock (other than Class C Common Stock (which shall be subject to Section 3.1(d)) held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.

(d) Each holder of shares of Class C Common Stock as of immediately prior to the Effective Time (other than in respect of (x) Treasury Shares and (y) Dissenting Shares) shall be entitled to receive a number of shares of Post-Closing Acquiror Class C Common Stock equal to (i) the Exchange Ratio multiplied by (ii) the number of shares of Class C Common Stock held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share.

(e) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.

Section 3.2 Exchange Procedures

(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s stockholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock.

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(b) As promptly as reasonably practicable after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Capital Stock as of immediately prior to the Effective Time, whose Company Capital Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c) Each holder of shares of Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Capital Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Capital Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3 Treatment of Company Options, Restricted Stock Awards, Restricted Stock Unit Awards, Company Warrants and Convertible Note.

(a) As of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive an option relating to shares of Acquiror Class A Common Stock upon the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall relate to that whole number of shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) As of the Effective Time, each Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be converted into restricted shares of Acquiror Class A Common Stock (each, an “Adjusted Restricted Stock Award”) with the same terms and conditions as were applicable to such Restricted Stock Award immediately prior to the Effective Time (including with respect to vesting and termination-related

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provisions), except that such Adjusted Restricted Stock Award shall consist of such number of shares of Acquiror Class A Common Stock as is equal to the product of (i) the number of Company Common Shares subject to such Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(c) As of the Effective Time, each Restricted Stock Unit Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive restricted stock units based on shares of Acquiror Class A Common Stock (each, an “Adjusted Restricted Stock Unit Award”) with the same terms and conditions as were applicable to such Restricted Stock Unit Award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions, subject to the last sentence of this Section 3.3(c)), except that such Adjusted Restricted Stock Unit Award shall relate to such number of shares of Acquiror Class A Common Stock as is equal to the product of (i) the number of shares of Company Common Stock subject to such Restricted Stock Unit Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. For purposes of any Restricted Stock Unit Awards with a liquidity vesting condition, the Company shall be permitted to treat the occurrence of the Effective Time as an initial public offering under the terms of any such award for purposes of the vesting of such award.

(d) The Company shall take all necessary actions to effect the treatment of Company Options, Restricted Stock Awards and Restricted Stock Unit Awards pursuant to Sections 3.3(a), 3.3(b) and 3.3(c) in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1, Form S-3 or S-4) of Acquiror (which shall be made effective as soon as reasonably practicable following the Effective Time). The Board of Directors of the Company (or an authorized committee thereof) shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to (i) cancel the remaining unallocated share reserve under the Company Incentive Plans and provide that shares in respect of Company Awards that for any reason become re-eligible for future issuance, shall be cancelled, and (ii) provide that no new Company Awards will be granted under the Company Incentive Plans following the Effective Time. In connection with the adjustments effected under this Section 3.3, the Board of Directors of the Company (or an authorized committee thereof) may also equitably adjust the share price vesting metrics set forth in Company Option, Restricted Stock Awards and Restricted Stock Unit Awards.

(e) In accordance with the applicable terms of each of the Company Warrants, as of the Effective Time, each Company Warrant that is then outstanding and unexercised shall be converted into the right to receive a warrant to purchase Acquiror Common Shares upon the same terms and conditions as are in effect with respect to such Company Warrant immediately prior to the Effective Time (each, a “Converted Acquiror Warrant”) except that (i) such Converted Acquiror Warrant shall relate to that whole number of shares of Acquiror Common Shares (rounded down to the nearest whole share) equal to the number of shares of Company Capital Stock subject to such Company Warrant, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Converted Acquiror Warrant shall be equal to the exercise price per share of such Company Warrant in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

(f) In accordance with Section 6 of the Series C Preferred Convertible Note, if, as of the Effective Time, the Series C Preferred Convertible Note is then outstanding, it shall be cancelled and automatically converted into the whole number of shares of Acquiror Class A Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Series C Preferred Stock issuable upon conversion of the Series C Preferred Convertible Note if the Series C Preferred Convertible Note had been converted immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

Section 3.4 Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under

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the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively); provided, that Acquiror shall reasonably cooperate with the Company to reduce or eliminate any applicable withholding to the extent reasonably possible under applicable Law; provided, further, that such cooperation shall not require Acquiror to incur any material out-of-pocket expense or liability that Acquiror would not have otherwise incurred. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Effective Time that relates to such demand. Except with the prior written consent of Acquiror (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the Company’s annual report for the year ended December 31, 2020 made available to Acquiror prior to the date hereof (except (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) and (ii) as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), in each case, the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1 Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

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Section 4.2 Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s material Subsidiaries (except such Subsidiaries that are considered “special purpose entities” and formed solely for the purpose of entering into lease agreements), in each case, as amended, have been previously made available to Acquiror by or on behalf of the Company. The Company has made available to Acquiror forms of the Governing Documents for the material “special purpose entities” in each jurisdiction and represents that the forms of the Governing Documents of the special purpose entities are the same in all respects as the forms thereof made available to Acquiror. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3 Due Authorization.

(a) Other than the Company Stockholder Approvals, the Company has all requisite corporate power and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing and upon execution by the Company, such other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, assuming the due authorization, execution and delivery of by the other parties hereto, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, assuming the due authorization, execution and delivery of by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and its stockholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approvals.

Section 4.4 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing

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Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform their obligations under this Agreement or (ii) be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement or to consummate the transactions contemplated hereby or be material to the business of the Company and its Subsidiaries, taken as a whole, and (iii)  the filing of the Merger Certificate in accordance with the DGCL.

Section 4.6 Capitalization of the Company.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (x) 1,462,436,611 shares of Company Common Stock, of which (i) 941,647,617 shares are designated Class A Common Stock, par value $0.001 per share, 171,867,423 of which are issued and outstanding as of the date of this Agreement (the “Class A Common Stock”), (ii) 234,910,597 shares are designated Class B Common Stock, par value $0.001 per share, none of which are issued and outstanding as of the date of this Agreement (the “Class B Common Stock”), (iii) 50,967,800 shares are designated Class C Common Stock, par value $0.001 per share, 25,041,666 of which are issued and outstanding as of the date of this Agreement (the “Class C Common Stock”), and (iv) 234,910,597 shares are designated Class D Common Stock, par value $0.001 per share, none of which are issued and outstanding as of the date of this Agreement (the “Class D Common Stock”), and (y) 959,370,218 shares of Company Preferred Stock of which (i) 38,392,950 shares are designated Series A Convertible Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series A Preferred Stock”), (ii) 22,165,260 shares are designated Series B Convertible Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series B Preferred Stock”), (iii) 29,189,230 shares are designated Series C Convertible Preferred Stock, par value $0.001 per share, 28,403,928 of which are issued and outstanding as of the date of this Agreement (the “Series C Preferred Stock”), (iv) 11,939,097 shares are designated Series D-1 Convertible Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series D-1 Preferred Stock”), (v) 9,380,718 shares are designated Series D-2 Convertible Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series D-2 Preferred Stock”), (vi) 13,193,676 shares are designated Series E Convertible Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Series E Preferred Stock”), (vii) 14,942,546 shares are designated Series F Convertible Preferred Stock, par value $0.001 per share, 13,759,327 of which are issued and outstanding as of the date of this Agreement (the “Series F Preferred Stock”), (viii) 34,742,329 shares are designated Series G Convertible

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Preferred Stock, par value $0.001 per share, 33,113,319 of which are issued and outstanding as of the date of this Agreement (the “Series G Preferred Stock”), (ix) 45,454,548 shares are designated Series G-1 Convertible Preferred Stock, par value $0.001 per share, 31,818,182 of which are issued and outstanding as of the date of this Agreement (the “Series G-1 Preferred Stock”)), (x) 227,025,024 shares are designated as Series H-1 Convertible Preferred Stock, par value $0.001 per share, 112,762,795 of which are issued and outstanding as of the date of this Agreement (the “Series H-1 Preferred Stock”), (xi) 227,025,024 shares are designated as Series H-2 Convertible Preferred Stock, par value $0.001 per share, 51,030,309 of which are issued and outstanding as of the date of this Agreement (the “Series H-2 Preferred Stock”), (xii) 136,009,158 shares are designated as Series H-3 Convertible Preferred Stock, par value $0.001 per share, none of which are issued and outstanding as of the date of this Agreement (the “Series H-3 Preferred Stock”), (xiii) 136,009,158 shares are designated as Series H-4 Convertible Preferred Stock, par value $0.001 per share, 129,887,919 of which are issued and outstanding as of the date of this Agreement (the “Series H-4 Preferred Stock”), (xiv) 1,500 shares are designated as Junior Non-Voting Preferred Stock, par value $0.001 per share, all of which are issued and outstanding as of the date of this Agreement (the “Junior Non-Voting Preferred Stock”), (xv) 1,600,000 shares are designated as Series AP-1 Acquisition Preferred Stock, par value $0.001 per share, 1,436,375 of which are issued and outstanding as of the date of this Agreement (the “Series AP-1 Acquisition Preferred Stock”), (xvi) 40,000 shares are designated as Series AP-2 Acquisition Preferred Stock, par value $0.001 per share, 38,295 of which are issued and outstanding as of the date of this Agreement (the “Series AP-2 Acquisition Preferred Stock”), (xvii) 1,100,000 shares are designated as Series AP-3 Acquisition Preferred Stock, par value $0.001 per share, 943,489 of which are issued and outstanding as of the date of this Agreement (the “Series AP-3 Acquisition Preferred Stock”), and (xviii) 1,500,000 shares are designated as Series AP-4 Acquisition Preferred Stock, par value $0.001 per share, 555,963 of which are issued and outstanding as of the date of this Agreement (the “Series AP-4 Acquisition Preferred Stock”), and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b) As of the date of this Agreement, (i) warrants to purchase 255,941 shares of Class A Common Stock are authorized and outstanding (the “Class A Common Warrants”) and (ii) warrants to purchase 6,121,239 shares of Series H-3 Preferred Stock and/or Series H-4 Preferred Stock are authorized and outstanding (the “Series H Preferred Warrants”). All outstanding Company Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

(c) As of the date of this Agreement, convertible notes exercisable for 785,302 shares of Series C Preferred Stock are authorized and outstanding (the “Series C Preferred Convertible Note”). The Series C Preferred Convertible Note (i) has been duly authorized and validly issued and constitutes valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) has been offered, sold and

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issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; and (iii) is not subject to, nor has it been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) is free and clear of any Liens.

(d) As of the date of this Agreement, (i) Company Options to purchase 47,228,800 shares of Company Common Stock, with an aggregate exercise price equal to $180,350,279.84, of which zero Company Options have early exercise features, (ii) Restricted Stock Awards with respect to zero shares of Company Common Stock and (iii) Restricted Stock Unit Awards with respect to 13,045,248 shares of Company Common Stock, are outstanding. All Company Options, Restricted Stock Awards and Restricted Stock Unit Awards are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option, Restricted Stock Award or Restricted Stock Unit Award, is subject to terms that are materially different from those set forth in such forms. Each Company Option, each Restricted Stock Award and each Restricted Stock Unit Award was validly issued and properly approved by, the Board of Directors of the Company (or appropriate committee thereof).

(e) As of the date of this Agreement, 25,041,666 Partnership Profits Interests Units are outstanding at Partnership. All other interests of the Partnership are wholly owned, directly or indirectly, by the Company. The Company has provided to Acquiror, on or prior to the date of this Agreement, a true and complete list of each holder of Partnership Profits Interests Units (either directly or indirectly through Partnership PI Aggregator) and whether such holder is a current or former employee, consultant or director of the Company or any of its Subsidiaries who, as of the date of this Agreement, which list describes the manner in which the Partnership Profits Interests Units are indirectly exchangeable for Class A Common Stock. All Partnership Profits Interests Units are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Partnership Profits Interests Unit is subject to terms that are materially different from those set forth in such forms. Each Partnership Profits Interests Unit was validly issued and properly approved by the requisite approval under the Partnership Agreement, the Partnership PI Aggregator Agreement and the Board of Directors of the Company (or appropriate committee thereof). The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete copy of the Partnership Agreement and the Partnership PI Aggregator Agreement. Each Partnership Profits Interests Unit that was issued in connection with the performance of services was intended at the time of issuance to satisfy the conditions of IRS Revenue Procedure 2001-43 and the holder of each such Partnership Profits Interest Unit has timely filed an election under Section 83(b) of the Code in accordance with Treasury Regulation Section 1.83-2(d) in connection with the issuance of such profits interests.

(f) Except as otherwise set forth in this Section 4.6, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, profits interests, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock.

Section 4.7 Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other

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applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b) Except for Partnership Profits Interests Units outstanding as of the date of this Agreement as set forth in Section 4.6(e), the Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

(c) Except for Partnership Profits Interests Units outstanding as of the date of this Agreement as set forth in Section 4.6(e), there are no outstanding subscriptions, options, warrants, profits interests, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock.

Section 4.8 Financial Statements.

(a) Attached as Section 4.8(a) of the Company Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, together with the auditor’s reports thereon (the “Audited Financial Statements” and, together with the Q1 Financial Statements, when delivered pursuant to Section 6.3, the “Financial Statements”).

(b) The Audited Financial Statements and, when delivered pursuant to Section 6.3, the Q1 Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to the Audited Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Q1 Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information (both financial and non-financial) relating to the Company, including its consolidated Subsidiaries is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Since December 31, 2019, the Company has established and maintained a system of

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internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements of the Company and its consolidated Subsidiaries for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. Neither the Company nor any of its Subsidiaries has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9 No Undisclosed Liabilities. There is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries, (c) that will be discharged or paid off prior to or at the Closing, (d) to the extent incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements or (e) that would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.10 Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter and except as covered by Sections 4.20(a)(i), (iii), (iv), and 4.20(c)(i), (iv) and (v) of this Agreement, (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case of (a) and (b) hereof, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.11 Legal Compliance.

(a) Each of the Company and its Subsidiaries is in compliance with all applicable Laws in all material respects.

(b) For the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company and its Subsidiaries, taken as a whole.

(c) The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to provide reasonable assurance that violation of applicable Law by any of the Company’s or its Subsidiaries’ directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

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Section 4.12 Contracts; No Defaults.

(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Vendors;

(ii) Any Contract with any Top Customer; provided, however, that for Contracts that are Membership Agreements, only Contracts that are Material Member Agreements;

(iii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries (other than (x) Indebtedness owed to the Company or any of the Company’s Subsidiaries and (y) operating leases and guarantees thereof), including any agreement or commitment for future loans, credit or financing, in each case, in excess of $25,000,000;

(iv) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last two (2) years, in each case, involving payments in excess of $5,000,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly owned Subsidiaries or between the Company and the Partnership’s wholly owned Subsidiaries;

(v) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves: (A) aggregate payments in excess of $6,000,000 in any calendar year; (B) a premises whereby the Company or any Subsidiary leases, subleases, licenses, occupies or otherwise uses at least 100,000 square feet, (C) a lease term of at least 35 years remaining after the date of this Agreement, including all available extension rights and options, (D) a right or option to purchase the real property underlying such Real Property Lease or any portion thereof (the Real Property Leases described in clauses (A), (B) (C), and (D) above, individually and collectively, the “Material Real Property Leases”), and (E) the Company, any Subsidiary or Affiliate on the one hand, and any Affiliate or 5% stockholder of the Company, or any other Nonparty Affiliate, directly or indirectly, on the other hand (the Real Property Leases described in clause (E) above, individually and collectively, the “Affiliate Real Property Leases”);

(vi) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly owned Subsidiary of the Company or the Partnership);

(vii) Each Contract pursuant to which the Company or any of the Company’s Subsidiaries sells, assigns, conveys, transfers, licenses or grants any covenant not to sue or other right or interest in, any Intellectual Property to (A) any officer, employee, stockholder, manager (or equivalents) of the Company or any of its Subsidiaries (other than non-exclusive permissions granted to officers, employees or managers of the Company or any of its Subsidiaries to use Intellectual Property within the scope of such employee’s, officer’s or manager’s employment or fiduciary relationship with the Company or any of its Subsidiaries), (B) any member of the immediate family of the foregoing individuals, or (C) any other Person in which the foregoing individuals has a material interest (but excluding, for clarity, the Company or its Subsidiaries themselves);

(viii) Affiliate Agreements (other than Affiliate Real Property Leases);

(ix) employment Contracts with each Excluded Employee;

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(x) Contracts with any employee, advisor, independent contractor or consultant of the Company or any of the Company’s Subsidiaries or with any other Person that provide for change in control, severance, transaction bonus, retention, or similar payments or benefits contingent upon, accelerated by, or triggered by the consummation of the transactions contemplated hereby;

(xi) Contracts, other than non-disclosure agreements, currently in force containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any material respect in any line of business in which the Company currently operates or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(xii) Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including non-disclosure agreements, contractor services agreements, consulting services agreements, incidental trademark licenses incident to marketing, printing or advertising Contracts) pursuant to which the Company or any of the Company’s Subsidiaries (i) grants to a third Person the right to use material Intellectual Property of the Company and its Subsidiaries or (ii) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company and its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software and Open Source Licenses);

(xiii) Each Contract (other than Real Property Leases) requiring non-reimbursable capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $5,000,000 in any calendar year;

(xiv) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $5,000,000 in any calendar year;

(xv) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xvi) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xv) of this Section 4.12(a).

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date or any Real Property Leases, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) (other than Real Property Leases) and as of the date of this Agreement, neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract that remain uncured or outstanding, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract (other than Real Property Leases) that remains uncured and outstanding as of the date of this Agreement, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract (other than Real Property Leases) by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

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Section 4.13 Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Acquiror, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, and (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter.

(b) (i) Each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, except where the failure to comply would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied.

(d) With respect to each Company Benefit Plan, no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any

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other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Award. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g) All Company Options have been granted in accordance with the terms of the applicable Company Incentive Plan. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option is intended to either qualify as an “incentive stock option” under Section 422 of the Code or to be exempt under Section 409A of the Code. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plans, (ii) the forms of standard award agreements under the Company Incentive Plans, and (iii) copies of any award agreements that materially deviate from such forms. The treatment of Company Options under this Agreement does not violate the terms of the Company Incentive Plans or any Contract governing the terms of such awards.

(h) Each Company Benefit Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Company Benefit Plan.

Section 4.14 Labor Relations; Employees.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any similar agreement with any labor union, works council, or employee representative organization, (ii) no such agreement is being negotiated by the Company or any of the Company’s Subsidiaries, (iii) no labor union, works council, or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries and (iv) to the knowledge of the Company, there has been no labor organization activity involving any employees of, or non-employee workers who contract directly with, the Company or any of its Subsidiaries in their capacity as such. There is not currently any pending, nor to the knowledge of the Company, threatened: (A) strike, slowdown, work stoppage, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company; (B) unfair labor practice charge or complaint the Company or any Subsidiary of the Company before the National Labor Relations Board or any other similar Governmental Authority; or (C) material complaint, grievance, or arbitration arising out of any collective bargaining agreement, or any similar agreement with any labor union, works council, or employee representative organization. No notice, consent or consultation obligations with any labor union, works council, or employee representative organization will be a condition precedent to, or required or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(b) Each of the Company and its Subsidiaries are, and have been for the past three (3) years, in compliance with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance, except where the failure to comply would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries.

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(c) There are not currently any pending, nor to the knowledge of the Company, threatened Legal Proceedings or other Actions before any Governmental Authority or arbitrator by or on behalf of any current or former applicant, employee, worker, consultant, or independent contractor of the Company or its Subsidiaries, any labor union, works council, or employee representative organization, or any other Person in connection with the employment or engagement of any current, prospective, or former applicant, employee, worker, consultant, or independent contractor of the Company or otherwise alleging breach of any express or implied Contract of employment, violation of any applicable Law governing employment and employment practices, or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(d) To the knowledge of the Company, (i) no current or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in material violation of any restrictive covenant or nondisclosure obligation to the Company or any of the Company’s Subsidiaries and (ii) no current employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in material violation of any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries’ or (B) the knowledge or use of trade secrets or proprietary information.

(e) The Company has provided Acquiror with a true, correct and complete copy of each settlement agreement executed within the last one (1) year between the Company or any of the Company’s Subsidiaries and any current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct, or discrimination by either (i) an officer of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of Vice President or above, in the case of (i) and (ii), in his or her capacity as such. To the knowledge of the Company, in the last six (6) months, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any current or former officer of the Company or any of the Company’s Subsidiaries by a current employee or independent contractor of the Company or any of the Company’s Subsidiaries in his or her capacity as such.

(f) In the past three (3) years, the Company and its Subsidiaries have not taken any actions that did or would reasonably be expected to require notification under the Worker Adjustment Notification and Retraining Act or similar foreign, federal, or state law requiring advance notice to employees of termination of employment.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be so withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no material Tax audits or other examinations of the Company or any of its Subsidiaries, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company or any of its Subsidiaries (other than extensions granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business).

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(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling, a request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported or intended to be governed by Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company.

(j) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(m) Neither the Company nor any of its Subsidiaries will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing, (ii) prepaid amount received or deferred revenue recognized prior to the Closing, (iii) change in method of accounting adopted prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of the Company, the IRS has not proposed any such adjustment or change in accounting method.

(n) The Company has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(o) The Company has not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 4.16 Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, any of the Company’s Subsidiaries’ or any of their Affiliates for which Acquiror, the Company or any of the Company’s Subsidiaries has any obligation.

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Section 4.17 Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18 Licenses. The Company and its Subsidiaries have obtained, and maintain, all of the material Licenses reasonably required to permit the Company and its Subsidiaries to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted. Each material License held by the Company or any of the Company’s Subsidiaries is in full force and effect. To the Company’s knowledge, neither the Company nor any of its Subsidiaries (a) is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is or has been the subject of any pending or threatened Action by a Governmental Authority seeking the revocation, suspension, termination, modification, or impairment of any material License; or (c) has received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

Section 4.19 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20 Real Property.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property, including the name(s) of the Company or Subsidiary party to such Real Property Lease, the name of the landlord for such Real Property Lease, the location and physical address for such Real Property Lease, and the current monthly base rent or fees for such Real Property Lease, any security deposits or letters of credit for such Real Property Lease, the square footage for any such Real Property Leases that exceed 100,000 square feet, the commencement date, rental payment start date and expiration date for such Real Property Lease, and any extension rights for such Real Property Lease. Except as disclosed in Section 4.20(a) of the Company Disclosure Letter or as would not be reasonably expected to result in either a Material Property Material Adverse Effect or a Company Material Adverse Effect, as of the date of this Agreement each of the Real Property Leases is in full force and effect, and is a valid and binding obligation against the Company or any of its Subsidiaries, as applicable. With respect to each parcel of Leased Real Property, as of the date of this Agreement:

(i) The Company or one of its Subsidiaries holds a good and valid leasehold estate in such Leased Real Property, except as would not reasonably be expected to result in a Material Property Material Adverse Effect or a Company Material Adverse Effect, free and clear of all Liens, except for Permitted Liens.

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(ii) The Company and its Subsidiaries have delivered or made available to Acquiror true, correct and materially complete copies of all Material Real Property Leases that involve aggregate footage in excess of 100,000 rentable square feet and none of such Material Real Property Leases have been amended or modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered or made available to Acquiror.

(iii) Except as set forth on Section 4.20(a) of the Company Disclosure Letter, the Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Material Company Real Property under such Material Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Material Real Property Leases.

(iv) The Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to such Real Property Leases, except as taken individually or in the aggregate would not reasonably be expected to result in a Company Material Adverse Effect.

(v) Except as set forth on Section 4.20(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has knowledge of, nor has received any written notice of, any default or breach under any of the Real Property Leases that remains uncured or outstanding.

(vi) Except as set forth on Section 4.20(a) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is engaged in negotiations to terminate any of the Real Property Leases. In connection with any mutual termination of the Real Property Leases by the Company or applicable Subsidiary party to such Real Property Lease and the landlord for such Real Property Lease (“Lease Terminations”) within the twelve (12) months immediately preceding the date of this Agreement, the Company has obtained valid and binding written agreements from the lessor party to such Real Property Leases, and true and correct copies of all agreements related to such Lease Terminations have been delivered or made available to Acquiror. As of the date of this Agreement, (A) except as set forth on Section 4.20(a) of the Company Disclosure Letter, no termination payments by the Company or any of its Subsidiaries required under the Lease Terminations are due and payable, and (B) Section 4.20(a) of the Company Disclosure Letter sets forth a true and correct list of all termination payments by the Company or any of its Subsidiaries required under the Lease Terminations that are not yet due and payable.

(vii) Except as set forth on Section 4.20(a) of the Company Disclosure Letter,    neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(b) As of the date of this Agreement, neither the Company nor its Subsidiaries have any Owned Real Property.

(c) As of the date of this Agreement, the Company Real Property comprises all of the material real property used in the Company’s business (excluding any real property used for parking, storage or temporary use that are not essential for the use of any of the Material Real Property Leases) and except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries, as applicable, has all necessary governmental licenses, authorizations, permits and permissions (including any licenses, authorizations, permits and permissions from the U.S. Department of the Treasury’s Bureau of Alcohol and Tobacco Tax and Trade) used in or relating to such Company Real Property or the Company’s or any Subsidiary’s operations at such Company Real Property. With respect to each parcel of Company Real Property, except as set forth on Section 4.20(c) of the Company Disclosure Letter, as of the date of this Agreement:

(i) in the two (2) years immediately preceding this Agreement, neither the Company nor any of its Subsidiaries have received any written notice of any: (i) material violations of building codes and/or zoning ordinances affecting the Company Real Property, including the Americans with Disabilities Act of 1990, as amended; (ii) existing, pending or threatened in writing condemnation proceedings affecting the Company

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Real Property; or (iii) existing, pending or threatened in writing zoning, building code or other moratorium proceedings, or similar matters which, in each case, would reasonably be expected to adversely affect, or disrupt, the ordinary course operation of the business of the occupants of such Company Real Property except as would not reasonably be expected to result in a Company Material Adverse Effect, taken as a whole or a Material Property Material Adverse Effect.

(ii) Except for Permitted Liens the Membership Agreements, to the Company’s knowledge, there are no leases, subleases, licenses or other similar occupancy agreements pursuant to which the Company or any of its Subsidiaries have granted to any party or parties the right of use or occupancy of any portion of the Company Real Property pursuant to which the Company receives more than $250,000 per calendar year in connection with such agreement.

(iii) Excepting only this Agreement, there exists no contract, agreement, or commitment to purchase all or any portion of the Company Real Property.

(iv) Neither the Company nor any of its Subsidiaries has received written notice from any governmental authority of any violation of any laws applicable (or alleged to be applicable) to the Company Real Property, or any part thereof, except as would not reasonably be expected to result in a Company Material Adverse Effect, taken as a whole or a Material Property Material Adverse Effect.

(v) There exist no pending or, to the knowledge of the Company, threatened in writing actions, suits, arbitrations, claims, attachments or other proceedings against the Company or any of its Subsidiaries or the Company Real Property that would, if determined adversely to the Company, materially and adversely affect the Company’s operations at such Company Real Property or the Company’s ability to perform its obligations under this Agreement.

(vi) None of the Company or any of its Subsidiaries is subject to any claims of any unpaid brokerage fee, finders’ fee or other commission with respect to Company Real Property, which are delinquent or overdue as of the date of this Agreement.

(vii) The Company and its Subsidiaries have delivered or made available to Acquiror true, correct and materially complete copies of the forms of Membership Agreements used by the Company and its Subsidiaries. Section 4.20(c)(vii) of the Company Disclosure Letter sets forth a true, correct and materially complete summary as of the date of this Agreement of all Material Member Agreements entered into by the Company or any of its Subsidiaries, including the names of such Top Customers, the total current monthly fees due under the Material Member Agreements, and the amount of retained fees currently held by the Company or any of its Subsidiaries with respect to the Material Member Agreement. As of the date of this Agreement, each of the Material Member Agreements is in full force and effect, and is a valid and binding obligation against the Company or any of its Subsidiaries, as applicable.

(d) Each representation contained in this Section 4.20 is qualified in its entirety by the disclosures set forth in Article 4 of the Company Disclosure Letter regardless of the correspondingly numbered and lettered representations set forth therein and herein.

Section 4.21 Intellectual Property.

(a) Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered and applied-for with a Governmental Authority and is owned by the Company or any of the Company’s Subsidiaries as of the date of this Agreement, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive beneficial and record owner of all of the items of Company Registered Intellectual Property, and, to the knowledge of the Company, all such Company Registered Intellectual Property is subsisting and, (excluding any pending applications included in the Company Registered Intellectual Property) is valid and enforceable.

(b) (i) Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or

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has a valid right to use, all Intellectual Property reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries in substantially the same manner as such business has been operated during the twelve (12) months prior to the date hereof, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property. (ii) The Company and its Subsidiaries have not sold, assigned, conveyed or transferred to any third Person full or partial ownership of any Intellectual Property that is, or at the time of such transfer was, owned or purported to be owned by the Company and its Subsidiaries and is material to the Company and its Subsidiaries, taken as a whole.

(c) (i) The Company and its Subsidiaries have not, to the Company’s knowledge, within the three (3) years preceding the date of this Agreement, infringed upon, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person, in each case, in any material respect. (ii) As of the date of this Agreement, there is no action pending to which the Company or such Subsidiary of the Company is a named party, or to the knowledge of the Company, that is threatened in writing, alleging the Company’s or such Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person and there has not been, within the twelve (12) months preceding the date of this Agreement, any such action brought or threatened in writing.

(d) To the knowledge of the Company as of the date of this Agreement (i) no Person is infringing upon, misappropriating or otherwise violating any material Intellectual Property of the Company or any of the Company’s Subsidiaries in any material respect, and (ii) the Company and its Subsidiaries have not sent to any Person within the twelve (12) months preceding the date of this Agreement any material written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement or violation by or misappropriation of any material Intellectual Property of the Company or any of the Company’s Subsidiaries.

(e) The Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of trade secrets included in their Intellectual Property that are material to the business of the Company and its Subsidiaries. To the knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any trade secrets of the Company or any of the Company’s Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of, trade secret or other rights in and to such information.

(f) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Intellectual Property owned by the Company or any of the Company’s Subsidiaries and used in connection with the business.

(g) With respect to the software used or held for use in the business of the Company and its Subsidiaries, to the knowledge of the Company, no such software contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries or customers of the Company and its Subsidiaries.

(h) To the knowledge of the Company, the Company’s and its Subsidiaries’ use and distribution of (i) software developed by the Company or any Subsidiary, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. To the knowledge of the Company, none of the Company or any Subsidiary of the Company has used any Open Source Materials in a manner that requires any material software or Intellectual Property owned by the Company or any of the Company’s Subsidiaries, to be subject to Copyleft Licenses.

Section 4.22 Privacy and Cybersecurity.

(a) The Company and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date of this Agreement have maintained and been in compliance with, (i) all Privacy and Security Laws, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies and any of the

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Company’s and its Subsidiaries’ written representations and warranties regarding privacy and security practices, (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, and (iv) all requirements of applicable industry guidelines, standards, and self-regulatory programs to the extent generally complied with by similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (including, to the extent applicable, the Payment Card Industry Data Security Standards) in each case of (i)-(iv) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (the foregoing collectively referred to as the “Privacy Obligations”). There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s Personal Information rights or otherwise relating to the Company’s or its Subsidiaries practices with respect to data privacy, data protection or data security. The Company and its Subsidiaries (i) maintain, and have at all times during the three (3) years preceding the date of this Agreement maintained and made available, privacy policies describing their collection, use, disclosure, and other processing of Personal Information, and (ii) have made available to Acquiror true and correct copies of all current versions of such material privacy policies. Such privacy policies have not been misleading, deceptive, or in violation of any Privacy and Security Law, in each case, in any material respect. The Company’s performance of this Agreement or any of the transactions contemplated herein will not violate, in any material respect, any of the foregoing Privacy Obligations.

(b) During the three (3) years preceding the date of this Agreement (i) there have been, no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that have or would reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries (i) have established, maintained, and complied with a written information security program (other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole), and (ii) have taken take commercially reasonable measures, in each case to protect confidential, sensitive or Personal Information in its possession or control against unauthorized access, modification, disclosure or other misuse. To the knowledge of the Company, during the three (3) years preceding the date of this Agreement, neither the Company nor any Subsidiary of the Company has (A) experienced any incident in which such information was stolen or improperly accessed, acquired or otherwise processed, including in connection with a breach of security, in each case, in any material respect, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

Section 4.23 Environmental Matters.

(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in material compliance with all Environmental Laws.

(b) To the knowledge of the Company and each of its Subsidiaries, neither the Company nor any Subsidiary is considered the “owner” or “operator” of any real property pursuant to applicable Environmental Laws, except for the Company Real Property. There has been no release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Owned Real Property or Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Owned Real Property or the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property during the time that the Company owned or leased such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of. For the avoidance of doubt, abatement of materials in the regular course of construction or renovation projects shall not be considered a release of Hazardous Materials for the purposes of this Section 4.23(b).

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(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a material Legal Proceeding.

(e) The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24 Absence of Changes. From the date of the most recent audited balance sheet included in the Financial Statements, there has not been any Company Material Adverse Effect.

Section 4.25 Anti-Corruption Compliance.

(a) For the past five (5) years, neither the Company nor any of its Subsidiaries, nor, directors, officers, managers, employees, nor, to the knowledge of the Company, any agents or third party representatives acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case, in violation of Anti-Bribery Laws.

(b) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), legal, regulatory, or administrative proceedings, whistleblower complaints or reports against the Company or any of the Company’s Subsidiaries, or internal or external audits alleging (i) any unlawful payments, contributions, gifts, entertainment, bribes, rebates, kickbacks, financial or other advantages or (ii) any other violation of any Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26 Anti-Money Laundering Compliance.

(a) Neither the Company nor any of its Subsidiaries, directors, officers, managers, employees nor, to the knowledge of the Company, agents or third party representatives acting on behalf of the Company or any of the Company’s Subsidiaries has engaged in a transaction that involves the proceeds of crime in violation of any Anti-Money Laundering Laws, except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) There are no current or pending or, to the knowledge of the Company, threatened in writing, legal, regulatory, or administrative proceedings, filings, orders, or, to the knowledge of the Company, governmental investigations, alleging any violations of any Anti-Money Laundering Laws by the Company or any of its Subsidiaries or any directors, officers, managers or employees acting on behalf of the Company or any of the Company’s Subsidiaries, except as would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.27 Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries and, to the knowledge of the Company, agents and third-party representatives acting on behalf of the Company or any of the Company’s Subsidiaries (i) are, and have been for

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the past five (5) years, in compliance in all material respects with all International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, regulatory or administrative proceedings, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, managers, employees, nor, to the knowledge of the Company, any of the Company’s or its Subsidiaries’ respective agents and third-party representatives acting on behalf of the Company or any of the Company’s Subsidiaries, is or has been during the past five (5) years (i) a Sanctioned Person or (ii) transacting business directly or knowingly indirectly, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.28 Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders or at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.29 Vendors and Customers.

(a) Section 4.29(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) vendors based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Vendors”).

(b) None of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

(c) Section 4.29(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending December 31, 2020 (the “Top Customers”).

(d) Except as set forth on Section 4.29(d) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its Material Member Agreements or its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute of its Material Member Agreements nor against the Company or its Subsidiaries or their respective businesses.

Section 4.30 Government Contracts. Except with respect to Membership Agreements executed in the ordinary course of business with Governmental Authorities, the Company is not party to: (i) any material

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Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any material subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services.

Section 4.31 Related Party Transactions. Except for indemnification agreements, employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business and transactions entered into on arms-length terms, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any directors, executive officers or other Affiliate of the Company or its Subsidiaries or their immediate family members, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act. The Company and the Company Subsidiaries have not, during the past three (3) years, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 4.32 Critical Technology. The Company does not produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

Section 4.33 No Additional Representation or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (i) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto), or (ii) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Company Organization. Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

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Section 5.2 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub and (ii) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to Acquiror and the Acquiror Stockholders and Merger Sub and the sole stockholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable, and (iii) duly and validly authorized and approved by Acquiror as the sole stockholder of Merger Sub. No other company proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the Acquiror Stockholder Approval). This Agreement has been, and at or prior to the Closing and upon execution by Acquiror and Merger Sub, as applicable, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, assuming the due authorization, execution and delivery of by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery of by the other parties thereto, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present, each of those Transaction Proposals identified in clauses (A) through (J) of Section 8.2(b) shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Common Shares present and entitled to vote (as determined in accordance with Acquiror’s Governing Documents) at a stockholders’ meeting duly called by the Board of Directors of Acquiror and held for such purposes.

(c) The foregoing votes are the only votes of any of the Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(d) At a meeting duly called and held, the Board of Directors of Acquiror has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3 No Conflict. Subject to the Acquiror Stockholder Approval, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4 Litigation and Proceedings. As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or,

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to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). There is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. As of the date hereof, each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5 SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since December 31, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since December 31, 2020, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since December 31, 2020, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq. The Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or prohibit or terminate the listing of Acquiror Class A Common Stock on the Nasdaq.

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(d) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2020, and statement of operations, cash flow and stockholders’ equity of Acquiror for the period from May 19, 2020 (inception) through December 31, 2020, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Acquiror (including, to the knowledge of Acquiror, any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, and (ii) as otherwise disclosed on Section 5.7 of the Acquiror Disclosure Letter.

Section 5.8 Trust Account. As of the date of this Agreement, Acquiror has at least $483,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $16,900,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of August 4, 2020 (the “Trust Agreement”), between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof,

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following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror or Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9 Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10 Absence of Changes. Since December 31, 2020, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) except as set forth on Section 5.10 of the Acquiror Disclosure Letter Acquiror and Merger Sub have conducted their business only in the ordinary course of business consistent with past practice.

Section 5.11 No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), required by GAAP to be included on a consolidated balance sheet of the Acquiror and Merger Sub, except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business, consistent with past practice, of Acquiror and Merger Sub, or (iii) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12 Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 87,500,000 shares of Acquiror Class A Common Stock, 48,300,000 of which are issued and outstanding as of the date of this Agreement, (ii) 12,500,000 shares of Acquiror Class B Common Stock, of which 12,075,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preferred shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) Subject to the terms of conditions of the Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price per whole share of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 16,100,000 Acquiror Common Warrants and 7,773,333 Acquiror Private Placement Warrants are issued and outstanding. The Acquiror Warrants are not exercisable until the later of (x) August 7, 2021 and (y) thirty (30) days after the Closing. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws

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affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e) On or prior to the date of this Agreement, Acquiror has entered into Subscription Agreements with PIPE Investors, true and correct executed copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror shares of Acquiror Common Stock for a PIPE Investment Amount of at least $800,000,000 (such amount, the “Minimum PIPE Investment Amount”). Such Subscription Agreements are in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, on each PIPE Investor party thereto, in accordance with their terms.

(f) Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13 Brokers’ Fees. Except fees described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14 Indebtedness. Neither Acquiror nor Merger Sub have any Indebtedness.

Section 5.15 Taxes.

(a) All material Tax Returns required to be filed by Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

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(b) The Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be so withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and otherwise complied in all material respects with all applicable withholding and related reporting requirements.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no material Tax audits or other examinations of Acquiror or Merger Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub (other than extensions granted in connection with extensions of time to file Tax Returns obtained in the ordinary course of business).

(f) Neither the Acquiror nor Merger Sub has made a request for an advance tax ruling, a request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Acquiror or Merger Sub, taken as a whole.

(g) No written claim has been made by any Governmental Authority where the Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(h) Neither the Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Acquiror and Merger Sub and customary commercial Contracts not primarily related to Taxes).

(i) Neither the Acquiror nor Merger Sub has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported or intended to be governed by Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(j) Neither the Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than the Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Acquiror.

(k) Neither the Acquiror nor Merger Sub has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(m) Neither the Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) or open transaction disposition made prior to the Closing, (ii) prepaid amount received or deferred revenue recognized prior to the Closing, (iii) change in method of accounting adopted prior to the Closing, (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of

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Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law), and to the knowledge of Acquiror, the IRS has not proposed any such adjustment or change in accounting method.

(n) Acquiror and Merger Sub have not taken any action, nor to the knowledge of Acquiror or Merger Sub are there any facts or circumstances, that could reasonably be expected to prevent the Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 5.16 Business Activities.

(a) Since formation, neither Acquiror nor Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.

(b) Except for Merger Sub and Merger Sub II and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $5,000,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.17 Stock Market Quotation. As of the date hereof, the Acquiror Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq under the symbol “BOWX”. As of the date hereof, the Acquiror Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “BOWXW”. As of the Closing, after giving effect to the transactions contemplated by this Agreement (and by the other agreements contemplated hereby) to occur prior to the Closing, the Acquiror Common Stock and the Acquiror Common Warrants will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq or the NYSE.

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Acquiror is in compliance with the rules of the Nasdaq or the NYSE, as applicable, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq, the NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or Acquiror Warrants or terminate the listing of Acquiror Class A Common Stock or Acquiror Warrants on the Nasdaq or the NYSE, as applicable. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18 Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) and/or Section 14A, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20 No Additional Representation or Warranties. Except as provided in this Article V, neither Acquiror nor Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own

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investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or the Ancillary Agreements, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to (i) operate the business of the Company in the ordinary course of business consistent with past practice and (ii) preserve intact the business organization of the Company and its Subsidiaries, keep available the services of the officers of the Company and its Subsidiaries and preserve intact the current business relationships of the Company and its Subsidiaries with key customers, key suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations; provided, that, notwithstanding anything to the contrary in this Agreement, the Company or any of its Subsidiaries may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, to the extent reasonably required in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 Measures to the extent applicable to the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) the Company shall not, and the Company shall cause its Subsidiaries not to, except as contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries;

(b) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company Capital Stock or equity interests of the Company;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company or the Partnership that remains a wholly owned Subsidiary of the Company or of the Partnership, respectively, after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests (other than Company Awards) of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) any exchange or redemption of Partnership Profits Interests Units required under the Partnership Agreement, (iii) transactions between the Company and any wholly owned Subsidiary of the Company or the Partnership or between wholly owned Subsidiaries of the Company or the Partnership or (iv) purchases or redemptions pursuant to exercises or settlements of Company Options, Restricted Stock Awards, Restricted Stock Unit Awards or Company Warrants issued and outstanding as of the date hereof or the conversion of the Series C Preferred Convertible Note or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Awards outstanding as of the date hereof in accordance with the terms of such Company Awards;

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(e) enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, in each case, other than in the ordinary course of business consistent with past practice or as required by Law;

(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment or the liquidation of furniture, fixtures and equipment in connection with contemplated building closures, (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (iii) transactions among the Company and the Partnership or wholly owned Subsidiaries of the Partnership or among the Partnership’s wholly owned subsidiaries, (iv) transactions among the Partnership and its wholly owned subsidiaries, (v) transactions in the ordinary course of business consistent with past practice and (vi) Franchise Transactions;

(g) acquire, purchase, obtain, assume, or otherwise obtain, or sell, assign, or otherwise dispose of, directly or indirectly, any fee simple ownership interest or leasehold estate in any real property (other than in the ordinary course of business consistent with past practice), nor engage, hire or otherwise retain, or compensate or pay for, any Person to provide brokerage services with respect to any of the foregoing activities;

(h) except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12 of the Company Disclosure Letter, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee of the Company or its Subsidiaries (other than in connection with the promotion, hiring or termination of employment of any of the Persons set forth in Section 6.1(h)(i) of the Company Disclosure Letter (the “Excluded Employees”)) in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries with respect to any Excluded Employee, including the hiring of additional officers or the termination of existing officers, except for terminations (x) for cause or due to death or disability or (y) voluntarily by an officer or member of key management in the ordinary course of business consistent with past practice, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan except in the ordinary course of business consistent with past practice, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries to any of their respective employees or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction for consideration not exceeding $1 million individually or $10 million in the aggregate;

(j) (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except, in each case of (i) and (ii) hereof, (x) in the ordinary course of business consistent with past practice, (y) in connection with Franchise Transactions and (z) Indebtedness incurred pursuant to the Company Credit Agreement and the Company/SBG Reimbursement Agreement as in effect as of the date hereof;

(k) (i) make or change any material election in respect of material Taxes, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material

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Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(l) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m) issue any additional shares of Company Capital Stock or securities exercisable for or convertible into Company Capital Stock, other than the issuance of Company Common Stock upon the exercise or settlement of Company Options, Restricted Stock Awards, Restricted Stock Unit Awards, Company Warrants or the conversion of the Series C Preferred Convertible Note in the ordinary course of business and in accordance with the terms of the applicable Company Incentive Plans, Company Warrant, the Series C Preferred Convertible Note and applicable award agreement or exchange or redemption of Partnership Profits Interests Units in the ordinary course of business and in accordance with the terms of the Partnership Agreement and applicable award agreement, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, or grant any additional Company Awards or other equity or equity-based compensation;

(n) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Merger);

(o) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceeding, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages by the Company or its Subsidiaries in an amount less than $2,000,000 individually (the “Settlement Cap”) and $20,000,000 in the aggregate;

(p) grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, except for non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice, or dispose of, abandon or permit to lapse any rights to any Intellectual Property that is material to the Company and its Subsidiaries except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period) or in the reasonable exercise of the Company’s or any of its Subsidiaries’ business judgment as to the costs and benefits of maintaining the item;

(q) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(r) make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(r) of the Company Disclosure Letter, in the aggregate;

(s) materially amend or change any of the Company’s or any Company Subsidiary’s accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business consistent with past practice or as required by a change in GAAP;

(t) other than as required by applicable Law, enter into or extend any collective bargaining agreement or similar labor agreement or recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(u) terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(v) waive material restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(w) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person

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or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(x) terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or

(y) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law (including any applicable COVID-19 Measures), the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period for the purpose of consummating the transactions contemplated hereby, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request for the purpose of consummating the transactions contemplated hereby; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company.

Section 6.3 Preparation and Delivery of Additional Company Financial Statements. If the Effective Time has not occurred prior to May 14, 2021, as soon as reasonably practicable following May 14, 2021, the Company shall deliver to Acquiror the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company and its Subsidiaries as of and for the three month period ended March 31, 2021 (the “Q1 Financial Statements”), which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Q1 Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 Financial Statements with the same force and effect as if made as of the date of this Agreement.

Section 6.4 Affiliate Agreements. As of or prior to the Closing, the Company shall use reasonable best efforts to terminate, assign, transfer, convey or otherwise dispose of, or cause the termination, assignment, transfer, conveyance or disposal of, the Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter effective as of or prior to the Closing without further liability to Acquiror, the Company or any of the Company’s Subsidiaries.

Section 6.5 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company shall not, and shall cause its Subsidiaries and shall instruct and use its reasonable best efforts to cause its and their representatives acting on its or their behalf not to, directly or indirectly, (i) initiate, engage in or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, any inquiry, offer or proposal that constitutes or could reasonably be expected to result in or lead to an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection

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with an offer or proposal that constitutes or could reasonably be expected to result in or lead to an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with an Acquisition Proposal, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any offer or proposal that constitutes or could reasonably be expected to result in or lead to an Acquisition Proposal or (v) propose, resolve or agree to do any of the foregoing or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. From and after the date hereof, the Company shall, and shall instruct its officers and directors to, and the Company shall instruct and use reasonable best efforts to cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (other than Acquiror and its representatives).

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1 Employee Matters.

(a) Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt (i) an incentive equity plan the principal terms for which are set forth on Exhibit D and the final form of which shall be agreed to in writing by Acquiror and the Company (the “Incentive Equity Plan”) and (ii) an employee stock purchase plan the principal terms for which are set forth on Exhibit E and the final form of which shall be agreed to in writing by Acquiror and the Company (the “ESPP”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and/or the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan or acquired under the ESPP remain outstanding.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2 Trust Account Proceeds and Related Available Equity.

(a) If (i) the amount of cash available in the Trust Account immediately prior to Closing, after deducting the amount required to satisfy the Acquiror Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Company Transaction Expenses or Acquiror Transaction Expenses as contemplated by Section 11.6), plus (ii) the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing (the sum of (i) and

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(ii), the “Available Acquiror Cash”), is equal to or greater than $800,000,000 (the “Minimum Available Acquiror Cash Amount”), then the condition set forth in Section 9.3(c) shall be satisfied.

(b) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause the Trustee to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3 Listing. From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the Nasdaq, and shall prepare and submit to the Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Merger, and shall obtain approval for the listing of such shares of Acquiror Common Stock and the Company shall reasonably cooperate with Acquiror with respect to such listing. Notwithstanding the foregoing, if the Company requests in writing no later than sixty (60) days prior to the expected Closing Date, Acquiror will delist the Acquiror Common Stock from the Nasdaq, effective as of no later than the Effective Time, and shall prepare and submit to the NYSE a listing application, in accordance with NYSE rules, covering the shares of Acquiror Common Stock issuable in the Merger, and shall obtain approval for the listing of the Acquiror Common Stock on the NYSE from and after the Effective Time, and the Company shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.4 No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries and shall instruct and use its reasonable best efforts to cause its and their representatives acting on its or their behalf not to, directly or indirectly, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate, engage in or otherwise participate in any discussions or negotiations with any Person with respect to any inquiry, offer or proposal that constitutes or could reasonably be expected to result in or lead to a Business Combination Proposal, (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any offer or proposal that constitutes or could reasonably be expected to result in or lead to a Business Combination Proposal or (v) propose, resolve or agree to do any of the foregoing or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make a Business Combination Proposal. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and use reasonable best efforts to cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5 Acquiror Conduct of Business.

(a) During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or as required by Law:

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(i) seek any approval from the Acquiror Stockholders, to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;

(ii) (x) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror’s or Merger Sub Capital Stock, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror’s or Merger Sub Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Class A Common Stock made as part of the Acquiror Share Redemptions;

(iii) (A) make or change any material election in respect of material Taxes, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business;

(iv) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger, taken together with the Second Merger, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(v) other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of the Company’s Subsidiaries or guaranty any debt securities of another Person, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

(vii) (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(viii) enter into any agreement to do any action prohibited under this Section 7.5.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

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Section 7.6 Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a) the Board of Directors of Acquiror shall consist of nine (9) directors, which shall initially include:

(i) three (3) director nominees (the “SBG Representatives”) designated by SB WW Holdings (Cayman) Limited,, which SBG Representatives the parties shall use reasonable best efforts to cause to be designated as soon as reasonably practicable following the date of this Agreement;

(ii) one (1) director nominee (the “SVF Representative”) designated by SVF Endurance (Cayman) Limited, which SVF Representative the parties shall use reasonable best efforts to cause to be designated as soon as reasonably practicable following the date of this Agreement;

(iii) one (1) director nominee (the “PIPE Representative”) designated by Insight Partners, which PIPE Representative the parties shall use reasonable best efforts to cause to be designated as soon as reasonably practicable following the date of this Agreement;

(iv) one (1) director nominee (the “BowX Representative”) to be designated by Acquiror pursuant to written notice to be delivered to the Company as soon as reasonably practicable following the date of this Agreement;

(v) one (1) director nominee (the “Benchmark Capital Representative”) designated by Benchmark Capital Partners, which Benchmark Capital Representative the parties shall use reasonable best efforts to cause to be designated as soon as reasonably practicable following the date of this Agreement;

(vi) the Chief Executive Officer of the Company (the “CEO Director”); and

(vii) one (1) director nominee to be mutually agreed by the parties (the “Mutually Agreed Director”).

(b) Starwood Capital shall be entitled to one (1) board observer;

(c) the Board of Directors of Acquiror shall have a majority of “independent” directors for the purposes of Nasdaq or the NYSE, as applicable, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and

(d) the initial officers of Acquiror shall be as set forth on Section 2.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the Effective Time.

Section 7.7 Indemnification and Insurance.

(a) From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director, officer and employee of the (x) Company and each of its Subsidiaries (in each case, solely to the extent acting in their capacity as such) (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (the “Acquiror Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents or indemnification agreements in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration

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(including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.

(b) The Company shall purchase, at or prior to the Closing, and both Acquiror and the Company shall maintain, or cause to be maintained, in effect for a period of six (6) years immediately following the Effective Time, without any lapse in coverage, prepaid and noncancelable “tail” insurance providing directors’ and officers’ liability insurance coverage for the benefit of the directors and officers of Acquiror (the “Acquiror D&O Tail Insurance”). The Acquiror D&O Tail Insurance shall provide coverage on terms (with respect to scope of coverage, limits and retentions) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under Acquiror’s current directors’ and officers’ liability insurance policies as of the date of this Agreement; provided, that the Company shall not be required to pay an aggregate premium for the Acquiror D&O Tail Insurance in excess of (i) two hundred percent (200%) of the annual premium paid for the Acquiror’s current directors’ and officers’ liability insurance policies as of the date of this Agreement if Closing occurs prior to August 5, 2021 or (ii) two hundred fifty percent (250%) of the annual premium paid for the Acquiror’s current directors’ and officers’ liability insurance policies as of the date of this Agreement if Closing occurs on or after August 5, 2021 (the “Acquiror Maximum Amount”); provided, further, that if the premium for the Acquiror D&O Tail Insurance would exceed the Acquiror Maximum Amount or such coverage is not otherwise available, then the Company shall purchase the maximum coverage available for the Acquiror Maximum Amount.

(c) The Company shall purchase and maintain, at its cost and expense, and Acquiror shall cause the Company to purchase and maintain, in effect for a period of six (6) years immediately following the Effective Time, without any lapse in coverage, directors’ and officers’ liability insurance coverage with respect to claims arising from acts, omissions, facts or events that occurred at or before the Effective Time, for the benefit of Persons covered by such policies currently maintained by the Company as of the date of this Agreement (the “Company D&O Insurance”). The Company D&O Insurance shall provide coverage on terms (with respect to scope of coverage, limits and retentions) that are substantially the same as (and not less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Company’s current directors’ and officers’ liability insurance policies as of the date of this Agreement; provided, that the Company shall not be required to pay for any annual period of the Company D&O Insurance an aggregate premium in excess of three hundred fifty (350%) of the aggregate premium paid for the Company’s current directors’ and officers’ liability insurance policies as of the date of this Agreement (the “Company Maximum Amount”); provided, further, that if the premium for the Company D&O Insurance would at any time exceed the Company Maximum Amount or such coverage is not otherwise available, then the Company shall purchase and maintain, and Acquiror shall cause the Company to purchase and maintain, the maximum coverage available for the Company Maximum Amount. In lieu of the obligations previously set forth in this Section 7.7(c), the Company may, in its sole discretion, purchase at or prior to the Effective Time six (6)-year prepaid and noncancelable “tail” insurance for the Company’s existing directors’ and officers’ insurance policies providing equivalent coverage to that described in this Section 7.7(c) for an aggregate premium not to exceed the Company Maximum Amount, in which event the Company shall maintain, and the Acquiror shall cause the Company to maintain, in effect for a period of six (6) years following the Effective Time, without any lapse in coverage, such “tail” insurance.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7.

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(e) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.8 Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.9 PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned, delayed or denied), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Minimum PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement, Acquiror shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, Acquiror shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.10 Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of a party, threatened in writing, against a party or the Board of Directors of such party by any of such party’s stockholders prior to the Closing, such party shall promptly notify the other party of any such litigation and keep the other party reasonably informed with respect to the status thereof. Such party shall keep the other party reasonably informed on a current basis with respect to any such litigation and give due consideration to the other party’s advice with respect to such litigation and shall not settle any such litigation without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned, delayed or denied.

Section 7.11 Second Merger. Promptly following the Closing, Acquiror shall cause the Second Merger to be consummated in accordance with the terms of the Second Merger Agreement by filing the certificate of merger between Merger Sub II and the Surviving Corporation (the “Second Certificate of Merger”) with the Secretary of State of the State of Delaware, with the Second Merger becoming effective upon the effectiveness of the filing of the Second Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Second Certificate of Merger (the “Second Merger Effective Time”). At the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub II. As a result of the Second Merger, the separate corporate existence of the Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving LLC of the Second Merger.

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ARTICLE VIII

JOINT COVENANTS

Section 8.1 HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act, and shall promptly submit any notification required to obtain all consents, approvals and authorizations set forth on Section 9.1(e) of the Company Disclosure Letter. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act (unless any announcement from the applicable Governmental Authorities to the effect that early termination of any waiting period under the HSR Act is temporarily suspended remains in effect) and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Acquiror and the Company shall each cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s and Acquiror’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date.

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense and conduct of such matters. To the extent not prohibited by Law, each party hereto shall keep the other party reasonably informed regarding the status and any material developments regarding any Governmental Authorization processes, and the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the

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Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

Section 8.2 Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq or the NYSE, as applicable) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith

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consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders.

(v) The Registration Statement, to the extent permitted by applicable rules and regulations of the SEC, also will register the resale of the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration, other than certain equity securities issuable under the Incentive Equity Plan that are based on Acquiror Common Stock and constitute a portion of the Aggregate Merger Consideration, which shall instead be registered pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.1(a).

(b) Acquiror Stockholder Approval. Acquiror shall as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and Nasdaq Listing Rule 5620(b) or Section 710 of the NYSE Listing Rules, as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals. Acquiror shall, through its Board of Directors, recommend to its stockholders the (A) approval of the change of Acquiror’s name to “WeWork Inc.”, (B) amendment and restatement of Acquiror’s certificate of incorporation and bylaws, in the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement), including any separate or unbundled proposals to implement the foregoing as are required by applicable Law or as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (C) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (D) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger, (E) approval of the issuance of more than one percent (1%) of Acquiror’s outstanding common stock to a “related party” pursuant to the rules of Nasdaq or the NYSE, as applicable, if required under such rules or the Subscription Agreements with the applicable PIPE Investors, (F) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (G) the election of directors effective as of the Closing as contemplated by Section 7.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with

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the transactions contemplated hereby, and (J) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Acquiror shall not withdraw, amend, qualify or modify its recommendation to the stockholders of Acquiror that they vote in favor of the Transaction Proposals (an “Acquiror Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting shall not be affected by any Acquiror Modification in Recommendation and (y) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting and submit for approval the Transaction Proposals. Acquiror may only adjourn the Acquiror Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided, that the Acquiror Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Class A Common Stock the opportunity to elect redemption of such shares of Acquiror Class A Common Stock in connection with the Acquiror Stockholders’ Meeting, as required by Acquiror’s Governing Documents.

(c) Company Stockholder Approvals. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Stockholder Approvals in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Stockholders (pursuant to the Company Holders Support Agreement) promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the stockholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Merger, as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall obtain the Company Stockholder Approvals at such meeting of the stockholders of the Company and shall take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective. As promptly as practicable after the execution of this Agreement, the Company (with the assistance and cooperation of Acquiror as reasonably requested by the Company) shall prepare an information statement relating to the action to be taken by stockholders of the Company pursuant to the Written Consent or by vote at a such meeting of the stockholders of the Company (the “Consent Solicitation Statement”). As promptly as practicable after the date on which the Registration Statement becomes effective, the Company shall deliver the Consent Solicitation Statement to its stockholders. The Company shall, through its Board of Directors, recommend to its stockholders (A) the adoption and approval of this Agreement in accordance with applicable Law, (B) the adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (C) in the event the Company is not able to obtain the Written Consent, adjournment of such meeting of the stockholders of the Company, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing, and include such recommendation in the Consent Solicitation Statement. The Board of Directors of the Company shall not withdraw, amend, qualify or modify its recommendation to the stockholders of the Company that they vote in favor of the Transaction Proposals (a “Company Modification in Recommendation”). To the fullest extent permitted by applicable Law, the Company’s obligations to establish a record date for and obtain the Written Consent, or to establish a record date for, duly call, give notice of, convene and hold such a meeting of the stockholders of the Company, as applicable, shall not be affected by any Company Modification in Recommendation.

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Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company or Acquiror under this Section 8.3 will constitute a breach of Section 6.1 or Section  7.5, respectively.

Section 8.4 Tax Matters. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with this Agreement shall constitute Company Transaction Expenses.

Section 8.5 Section 16 Matters. Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.6 Cooperation; Consultation.

(a) Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Acquiror shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request, (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors.

(b) From the date of the announcement of this Agreement or the transactions contemplated hereby (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date (or, if earlier, the valid termination of this Agreement pursuant to Article X), Acquiror shall use its reasonable best efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the trading of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of Acquiror, Merger Sub, and the Company. The obligations of Acquiror, Merger Sub, and the Company to consummate, or cause to be consummated, the Merger is subject to

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the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) The Acquiror Stockholder Approval shall have been obtained;

(b) The Company Stockholder Approvals shall have been obtained;

(c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;

(e) All consents, approvals and authorizations set forth on Section 9.1(e) of the Company Disclosure Letter shall have been obtained from and made with all applicable Governmental Authorities;

(f) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(g) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the payment of the Acquiror Share Redemption Amount; and

(h) The shares of Acquiror Common Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq or, if requested by the Company pursuant to Section 7.3, the NYSE.

Section 9.2 Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) (i) The representations and warranties of the Company contained in the first sentence of Section 4.6(a) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than the first sentence of Section 4.6(a)) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations and the representations and warranties of the Company in Section 4.24 (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case of this clause (iii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (iv) the representations and warranties of the Company contained in Section 4.24 shall be true and correct in all respects as of the Closing Date; and

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date).

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Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) The representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case of this clause (ii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to perform their obligations under this Agreement;

(b) Each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c) The Available Acquiror Cash shall be no less than the Minimum Available Acquiror Cash Amount.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by written consent of the Company and Acquiror;

(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

(c) by the Company or Acquiror if the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by the Company if there has been an Acquiror Modification in Recommendation;

(e) by Acquiror if there has been a Company Modification in Recommendation;

(f) by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before October 31, 2021 (the “Agreement End Date”), unless Acquiror is in material breach hereof; provided, that the Agreement End Date shall be extended automatically once for sixty (60) days if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 have been satisfied or waived at the Agreement End Date, other than the condition set forth in Section 9.1(e) and those conditions which by their terms would be satisfied at the Closing;

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(g) by Acquiror if the Company Stockholder Approvals shall not have been obtained within seven (7) Business Days after the Registration Statement has been declared effective by the SEC and delivered or otherwise made available to stockholders; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(g) shall terminate upon delivery of such Company Stockholder Approvals to Acquiror; or

(h) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof; provided, that the Agreement End Date shall be extended automatically once for sixty (60) days if all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 have been satisfied or waived at the Agreement End Date, other than the condition set forth in Section 9.1(e) and those conditions which by their terms would be satisfied at the Closing.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the Company, Acquiror or Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated August 4, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s amended and restated certificate of incorporation to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the

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Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for actual fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, addressed as follows:

(a) If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:

BowX Acquisition Corp.

2400 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention: Vivek Ranadive

                  Murray Rode

Email: vivek@bowcapital.com

            murray@bowcapital.com

with copies to (which shall not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, California 94111

Attention:         Jamie Leigh

                          Garth Osterman

                          Kevin Cooper

Email: jleigh@cooley.com

            gosterman@cooley.com

            kcooper@cooley.com

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

WeWork Inc.

45 W. 18th Street, Floor 6

New York, NY 10011

Attention: Chief Legal Officer

Email: legal@wework.com

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with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:           Howard L. Ellin

                  C. Michael Chitwood

                  Graham Robinson

                  Laura P. Knoll

Email:     Howard.Ellin@skadden.com

      Michael.Chitwood@skadden.com

               Graham.Robinson@skadden.com

      Laura.Knoll@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.7, and (b) the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6 Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing shall not occur, the Company shall be responsible for paying the Company Transaction Expenses, and Acquiror shall be responsible for paying the Acquiror Transaction Expenses. If the Closing shall occur, Acquiror shall (x) pay or cause to be paid, the Company Transaction Expenses, and (y) pay or cause to be paid, the Acquiror Transaction Expenses, in each of case (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8 Headings; Counterparts; Electronic Delivery. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

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Section 11.9 Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Acquiror Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10 Entire Agreement. (i) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter), (ii) the Sponsor Support Agreement and Company Holders Support Agreement, (iii) the Specified Company Stockholder Lock-Up Agreements and the Designated Stockholder Lock-Up Agreement, (iv) the Sponsor Lock-Up Agreement, (v) the Credit Support Letter Agreement, (vi) the SBG Secured Notes Letter Agreement, (vii) the New SBG Warrant, (viii) the FIRPTA Letter and (ix) the Mutual Non-Disclosure Agreement, dated as of December 4, 2020, between Acquiror and the Company or its Affiliate (the “Confidentiality Agreement”) (clauses (ii) through (ix), collectively, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 11.12 Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld, conditioned, delayed or denied by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its reasonable best efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining

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provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14 Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15 Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing (each of the foregoing, a “Nonparty Affiliate”) shall have any liability or obligation (whether in Contract, tort, equity or otherwise, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby, and each party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges of the Nonparty Affiliates from any such liability or obligation.

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Section 11.17 Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and each such representation, warranty, covenant, obligation, agreement and other provisions and such rights shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article  XI.

Section 11.18 Conflicts and Privilege.

(a) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “BowX Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the WeWork Group, on the other hand, any legal counsel, including Cooley LLP (“Cooley”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the BowX Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the BowX Group, on the one hand, and Cooley, on the other hand (the “Cooley Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the BowX Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Cooley Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Cooley Privileged Communications, by virtue of the Merger.

(b) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “WeWork Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the BowX Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented the Company prior to the Closing may represent any member of the WeWork Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the

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transactions contemplated hereby or thereby) between or among the Company and/or any member of the WeWork Group, on the one hand, and Skadden, on the other hand (the “Skadden Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the WeWork Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Skadden Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden Privileged Communications, by virtue of the Merger.

(c) Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the special committee of the Board of Directors of the Company (the “Special Committee”) or any member thereof, on the one hand, and (y) the Surviving Corporation and/or any member of the BowX Group, on the other hand, any legal counsel, including Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), that represented the Special Committee prior to the Closing may represent any member of the Special Committee in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, and further agree that, as to all legally privileged communications prior to the Closing between or among the Special Committee and/or any member of the Special Committee, on the one hand, and WSGR (the “WSGR Privileged Communications”), on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Special Committee after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Acquiror prior to the Closing with the Special Committee under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the WSGR Privileged Communications, whether located in the records or email server of the Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the WSGR Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BOWX ACQUISITION CORP.

By:	/s/ Vivek Ranadivé
Name:	Vivek Ranadivé
Title:	Chairman and Co-Chief Executive
Officer

BOWX MERGER SUBSIDIARY CORP.

By:	/s/ Vivek Ranadivé
Name:	Vivek Ranadivé
Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

WEWORK INC.

By:	/s/ Jared DeMatteis
Name:	Jared DeMatteis
Title:	Chief Legal Officer and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF BOWX ACQUISITION CORP.

Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware

[●], 2021

BowX Acquisition Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The name of the Corporation is BowX Acquisition Corp. The original Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware (the “Delaware Secretary”) on May 19, 2020. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Delaware Secretary on August 4, 2020.

2. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 and Section 245 of the DGCL.

3. This Second Amended and Restated Certificate of Incorporation restates and integrates and further amends the Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended or supplemented.

4. The text of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed by an authorized officer this [●] day of [●], 2021.

BOWX ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

WEWORK INC.

ARTICLE I

The name of the corporation is WeWork Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock”, “Class C Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 1,625,041,666. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 1,500,000,000, having a par value of $0.0001 per share, the total number of shares of Class C Common Stock that the Corporation is authorized to issue is 25,041,666, having a par value of $0.0001 per share and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 100,000,000, having a par value of $0.0001 per share.

Upon the effective time of the filing of this Second Amended and Restated Certificate of Incorporation (the “Effective Time”), and without any further action of the Corporation or any stockholder of the Corporation, each share of the series of common stock of the Corporation designated “Class A Common Stock”, par value $0.0001 per share (“Former Class A Common Stock”) and each share of the series of common stock of the Corporation designated as “Class B Common Stock”, par value $0.0001 per share (“Former Class B Common Stock”), that is issued and outstanding immediately prior to the Effective Time shall be automatically reclassified and converted into one (1) share of the class of Class A Common Stock. Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Former Class A Common Stock or Former Class B Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for the exchange, represent that number of shares of Class A Common Stock into which the shares formerly represented by such certificate or book-entry position have been automatically reclassified and converted pursuant to this Article IV.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. Class A Common Stock.

1. General. The voting, dividend, liquidation and other rights and powers of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock, as such, shall be entitled to vote as a single class with the holders of Class C Common Stock on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.

5. Transfer Rights. Subject to applicable law, shares of Class A Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

6. Reservation of Stock Issuable on Conversion. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance to a direct or indirect equity holder in an OP (as defined below) pursuant to the terms of an OP Agreement (as defined below), such number of shares of Class A Common Stock as shall from time to time be required to effect any such issuance.

7. Voting Terms of Class A Common Stock.

(i) Notwithstanding any provision herein to the contrary, if at any meeting of the stockholders of the Corporation the aggregate number of voting securities held by the SoftBank Holders (as defined below) would otherwise represent more than 49.90% of the voting securities present (in person or by proxy) at such meeting with respect to any vote or election submitted to the holders of shares of capital stock of the Corporation for approval (each, a “Stockholder Vote”), then the SoftBank Holders shall only be entitled to vote 49.90% of the voting securities present (in person or by proxy) and voting in such Stockholder Vote, with SBG not voting the minimum number of its shares of Class A Common Stock (such minimum number of shares, the “Subject Shares”) as is required to reduce the combined voting power exercised by the SoftBank Holders to no more than 49.90% (rounded down to the nearest whole share) of the voting securities present (in person or by proxy) and voting at such Stockholder Vote. The Subject Shares shall automatically become subject to the Subject Shares Proxy (as defined below) in respect of such Stockholder Vote.

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(ii) SBG irrevocably appoints the WW Executive (as defined below) as its attorney and proxy, to the full extent of its voting rights with respect to the Subject Shares in such applicable Stockholder Vote, to vote all the Subject Shares in proportion to the votes cast by the stockholders of the Corporation (other than the SoftBank Holders) in such Stockholder Vote (the “Subject Shares Proxy”). For the avoidance of doubt, SBG retains all economic and all other non-voting rights, powers and preferences in the Subject Shares.

(iii) For the avoidance of doubt, shares of Class A Common Stock transferred by a SoftBank Holder to a third party who is not a SoftBank Holder will not be subject to this Article V, Part A, Section 7.

(iv) Upon the second anniversary of this Second Amended and Restated Certificate of Incorporation, the voting power of shares of Class A Common Stock shall no longer be subject to the terms and conditions of subclauses (i)-(ii) of this Article V, Part A, Section 7 (the “Voting Restriction Sunset”); provided, however, that if SBG provides written notice (an “Extension Notice”) to the Corporation as of any date that is prior to the first anniversary of this Second Amended and Restated Certificate of Incorporation stating that the voting power of such shares of Class A Common Stock shall continue to be subject to the terms and conditions of subclauses (i)-(ii) of this Article V, Part A, Section 7, the Voting Restriction Sunset shall not occur until the date that is 24 months following the date of such Extension Notice (the “Extended Voting Restriction Sunset”). SBG shall be permitted to provide an unlimited number of Extension Notices (which, in each case, must be delivered as of any date that is prior to the date that is twelve months prior to the Extended Voting Restriction Sunset then in effect), and upon the delivery of each such Extension Notice to the Corporation, the Extended Voting Restriction Sunset will be the date that is 24 months following the date of such Extension Notice.

(v) For purposes of this this Article V, Part A, Section 7: (a) “Affiliate” means a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person or entity; (b) “conflicted” means any person that has a direct relationship or arrangement with any Softbank Holder; (c) “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise; (d) “SBG” means SoftBank Group Corp. and its Affiliates (excluding, for the avoidance of doubt, the Corporation and its controlled Affiliates and SVF and its Affiliates); (e) “SoftBank Holders” means SBG and SVF; (f) “SVF” means SVF Endurance (Cayman) Limited and its Affiliates (excluding, for the avoidance of doubt, the Corporation and its controlled Affiliates and SBG and its Affiliates); and (g) “WW Executive” means (w) a President of the Corporation, unless such President is conflicted in respect of the matter being voted upon, (x) of the Corporation are conflicted, the Treasurer of the Corporation, unless such Treasurer is conflicted in if all Presidents respect of the matter being voted upon, (y) if all Presidents and the Treasurer of the Corporation are conflicted, the Secretary of the Corporation.

(vi) As long as SBG is a stockholder of the Corporation, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the affirmative vote of SBG, amend, alter or repeal this Article V, Part A, Section 7.

B. Class C Common Stock.

1. General. The voting, dividend, liquidation and other rights and powers of the Class C Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Class C Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders as a single class with the holders of Class A Common Stock and shall be entitled to one vote for each share of Class C Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class C Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation) that relates solely to the rights, powers, preferences (or the qualifications,

5

limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. The shares of Class C Common Stock are a non-economic interest in the Corporation. The holders of Class C Common Stock shall not be entitled to receive any dividends (including of cash, property or stock) in respect of their shares of Class C Common Stock except that, in the event that any dividend or distribution payable in securities of the Corporation is declared and paid on the Class A Common Stock, the same dividend or distribution with the same record date and payment date shall be declared and paid on the shares of Class C Common Stock; provided, however, that all dividends and distributions payable in securities of the Corporation on the shares of Class C Common Stock shall be payable in shares of Class C Common Stock, or rights to acquire shares of Class C Common Stock.

4. Liquidation. Holders of Class C Common Stock shall have no right to receive a share of the funds and assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

5. Redemption. The shares of Class C Common Stock shall be redeemable by the Corporation for no consideration in connection with the exercise, redemption or exchange of convertible securities issued by an OP for shares of Class A Common Stock. Class C Common Stock is not redeemable at the option of the holder thereof. No share or shares of Class C Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

6. Stock Adjustments. If the Corporation in any manner reclassifies, subdivides or combines the outstanding shares of Class A Common Stock, then all outstanding shares of Class C Common Stock will concurrently therewith be proportionately reclassified, subdivided or combined in a manner that maintains the same proportionate equity ownership and voting rights among the holders of the outstanding shares of Class A Common Stock and the holders of the outstanding shares of Class C Common Stock on the record date for such reclassification, subdivision or combination.

7. Definitions. As used in this Second Amended and Restated Certificate of Incorporation:

(i) “OP” means any direct or indirect subsidiary of the Corporation or any aggregator entity controlled by the Corporation or any direct or indirect subsidiary of the Corporation that has in place a governing agreement (including a limited partnership agreement or limited liability company agreement) that provides the right or option to hold, own or acquire shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock.

(ii) “OP Agreement” means the governing agreement (including a limited partnership agreement or limited liability company agreement) of an OP.

C. Preferred Stock.

1. Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

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2. Preferred Stock may be issued from time to time in one or more series. The Board of Directors is expressly authorized, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to provide, out of unissued shares of Preferred Stock that have not been designated as to series, for series of Preferred Stock and, with respect to each series, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation). Any shares of any series of Preferred Stock purchased, exchanged, converted or otherwise acquired by the Corporation, in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, without designation as to series, and may be reissued as part of any series of Preferred Stock created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth in this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or in such resolution or resolutions.

3. Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”).

B. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Notwithstanding the foregoing, if at any time that the voting restrictions set forth in Article V, Part A, Section 7 remain in effect, if a vacancy on the Board of Directors arises by reason of the death, removal or resignation of a director (x) who was not nominated by a stockholder of the Corporation pursuant to Section 2.2 or Section 2.3 of the Stockholders Agreement, dated as of the effective date of this Second Amended and Restated Certificate of Incorporation, among the Corporation and certain stockholders of the Corporation party

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thereto (as it may be amended from time to time, the “Stockholders Agreement”) or (y) pursuant to the first sentence of Section 2.4(b) of the Stockholders Agreement, then a committee of the Board of Directors shall be created consisting of all of the directors other than any directors designated by the SB Investor or the VF Investor (as defined in the Stockholders Agreement) and any such vacancy shall be filled by a majority vote of such committee. Any director appointed in accordance with the preceding two sentences shall hold office until the expiration of his or her term or until his or her earlier death, resignation, retirement, disqualification or removal.

C. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate of Incorporation (including any Certificate of Designation) and the Bylaws. Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph A of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

D. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws.

E. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Executive Chairman of the Board of Directors, the Chief Executive Officer or a President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

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C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL or other applicable law as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Second Amended and Restated Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL or other applicable law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other applicable law as so amended.

ARTICLE IX

The Corporation shall indemnify, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, any person who is made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter, a “proceeding”), by reason of the fact that such person is or was a director or officer of the Corporation, against expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify (or advance expenses to) any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person or in defending any counterclaim, cross-claim, affirmative defense, or like claim by the Corporation in such a proceeding unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article IX shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article IX. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under this Second Amended and Restated Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article IX by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer, of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

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The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Second Amended and Restated Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or subrogation to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE X

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof (the “Chosen Courts”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL, the Bylaws or this Second Amended and Restated Certificate of Incorporation (as any of the foregoing may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Chancery Court, or (v) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. If any action, suit or proceeding the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the Chosen Courts (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Chosen Courts in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (and as may be further amended from time to time).

C. Notwithstanding the foregoing, the provisions of paragraph A of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934 or any other claim over which the federal courts of the United States have exclusive jurisdiction.

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D. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation (including, but not limited to, shares of capital stock of the Corporation) shall be deemed to have notice of and consented to the provisions of this Article X.

ARTICLE XI

A. Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

B. If any provision or provisions of this Second Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

* * * * *

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Annex C

Amended and Restated Bylaws

of

WeWork Inc.

(a Delaware corporation)

Effective [        ], 2021

ii

(continued)

iii

Amended and Restated

Bylaws

of

WeWork Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of WeWork Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone or reschedule any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors, the Executive Chairman of

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the Board or Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the filing and effectiveness of the Second Amended and Restated Certificate of Incorporation of the Corporation, the date of the preceding year’s annual meeting shall be deemed to be May 4, 2021); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar

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right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, or any of its officers or directors, or any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the Proposing Person proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

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For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting,

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and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(a), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

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(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors) to the Secretary at the principal executive offices of the Corporation (i) a

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completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective

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nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or

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no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day immediately preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any

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change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

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(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall initially be nine directors and shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Chairperson of the Board; Vice Chairperson of the Board; Executive Chairman.

The Board may appoint, in its discretion, from its members a Chairperson of the Board and a Vice Chairperson of the Board, neither of whom need be an employee or officer of the Corporation. The Board may appoint, in its discretion, from its members an Executive Chairman who shall not be an employee or officer of the Corporation. If the Board appoints a Chairperson of the Board, such Chairperson shall perform such duties and possess such powers as are assigned by the Board. If the Board appoints an Executive Chairman, the Executive Chairman shall be delegated the primary responsibility for overseeing and advising the senior management of the Corporation and shall perform such other duties and possess such powers as are assigned by the Board; provided that notwithstanding anything to the contrary herein, the Executive Chairman shall not have charge over the non-delegable duties of the Board. If the Board of Directors appoints a Vice Chairperson of the Board, such Vice Chairperson shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

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3.4 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.5 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification, retirement or removal in accordance with the Certificate of Incorporation and applicable law. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.5 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.4.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification, retirement or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, if at any time that the voting restrictions set forth in Article V, Part A, Section 7 of the Certificate of Incorporation remain in effect, if a vacancy on the Board arises by reason of the death, removal or resignation of a director (x) who was not nominated by a stockholder of the Corporation pursuant to Section 2.2 or Section 2.3 of the Stockholders Agreement, dated as of the effective date of the Certificate of Incorporation, among the Corporation and certain stockholders of the Corporation party thereto (as it may be amended from time to time, the “Stockholders Agreement”) or (y) pursuant to the first sentence of Section 2.4(b) of the Stockholders Agreement, then a committee of the Board shall be created consisting of all of the directors other than any directors designated by the SB Investor or the VF Investor (as defined in the Stockholders Agreement) and any such vacancy shall be filled by a majority vote of such committee.

3.6 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.7 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

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3.8 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Executive Chairman of the Board, the Chief Executive Officer, a President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.9 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Notwithstanding the foregoing, in the event that (a) directors designated by the SB Investor and the VF Investor (pursuant to designation rights set forth in the Stockholders Agreement) constitute 50% of the then-serving number of directors on the Board, (b) the voting restrictions set forth in Article V, Part A, Section 7 of the Certificate of Incorporation remain in effect, and (c) the directors are divided with respect to a matter submitted for approval by the Board such that the required vote for action by the Board cannot be obtained because the number of votes in favor of a matter equals the number of votes against (which shall be deemed to include abstentions) such matter (each, a “Deadlock Matter”), then a committee of the Board shall be created consisting of all of the directors other than any directors designated by the SB Investor or the VF Investor to consider and/or approve on any such Deadlock Matter.

3.10 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

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3.11 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity, subject to any applicable limit set forth in the Company’s equity compensation plan as in effect from time to time.

Article IV - Committees

4.1 Committees of Directors.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it. However, no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.6 (place of meetings; meetings by telephone);

(ii) Section 3.7 (regular meetings);

(iii) Section 3.8 (special meetings; notice);

(iv) Section 3.10 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or

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more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, one or more Presidents and a Secretary. The Corporation may also have, at the discretion of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, a President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or a President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or a President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

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5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the Corporation shall be recorded in accordance with Section 224 of the DGCL and shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Executive Chairman, Chairperson or Vice Chairperson of the Board, Chief Executive Officer, a President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile or other electronic means. In case any officer, transfer agent or registrar who has signed or whose facsimile or other electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to

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represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart, out of any of the funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

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7.8 Fiscal Year.

The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by resolution of the Board, and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile or other electronic version thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

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Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission (including electronic mail) from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3 and Section 9.11, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees),

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judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3 and Section 9.11, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3 Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4 Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent

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certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5 Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2; provided, that if no determination has been made pursuant to Section 9.3, no such application shall be permitted unless and until thirty (30) days shall have elapsed from the date such director or officer shall have notified the Corporation in writing requesting such determination. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6 Expenses Payable in Advance.

Subject to Section 9.11, expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7 Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

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9.9 Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10 Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11 Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person or in defending any counterclaim, cross-claim, affirmative defense, or like claim by the Corporation in such proceeding unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12 Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13 Primacy of Indemnification.

Notwithstanding that a director or officer (or, to the extent authorized pursuant to Section 9.12 from time to time, an employee or agent) of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities,

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without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

* * * * *

Adopted as of: [●], 2021

Last amended as of: N/A

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Annex D

WEWORK INC.

2021 EQUITY INCENTIVE PLAN

Section 1. Purpose of Plan.

The name of the plan is the WeWork 2021 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to provide an additional incentive to officers, employees, non-employee directors, and consultants of the Company or its Affiliates (as hereinafter defined) whose contributions are essential to the growth and success of the business of the Company and its Affiliates, in order to strengthen the commitment of such persons to the Company and its Affiliates, motivate such persons to faithfully and diligently perform their responsibilities, and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company and its Affiliates. To accomplish such purposes, the Plan provides that the Company may grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses, Other Stock-Based Awards, Cash Awards or any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Acquisition Award” means any Award that is assumed, converted or substituted under the Plan as a result of the Company’s acquisition of another company (including by way of merger, combination or similar transactions).

(b) “Administrator” means the Board or the Committee (or a delegate appointed in accordance with Section 3).

(c) “Affiliate” means a Person that, at the applicable time, directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. The term Affiliate shall, unless otherwise determined by the Administrator, include entities in which the Company holds 50% or more voting control.

(d) “Aggregate Fully Diluted Company Capital Stock” has the meaning set forth in the Merger Agreement.

(e) “Award” means any Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus, Other Stock-Based Award, or Cash Award granted under the Plan.

(f) “Award Agreement” means any written or electronic agreement, contract or other instrument or document evidencing an Award.

(g) “Base Price” has the meaning set forth in Section 8(b).

(h) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(i) “Board” means the Board of Directors of the Company.

(j) “Cash Award” means an Award granted pursuant to Section 12.

(k) “Cause” shall have the meaning ascribed to such term in the Participant’s employment, consulting, or severance agreement with the Company or its Affiliates, if such agreement contains a definition of “cause” for termination of employment or other applicable relationship. Otherwise, “Cause” has the meaning determined by the Administrator and set forth in the applicable Award Agreement or, if there is no such definition in the Award Agreement, shall mean (1) repeated failure by the Participant to perform the Participant’s reasonably assigned duties; (2) the Participant’s engagement in dishonesty, gross negligence or misconduct, which in the case of dishonesty only has had a material adverse effect on the Company’s or its Affiliates’ business or affairs; (3) the Participant’s conviction of, or entrance of a pleading of guilty or nolo contendere to, any crime involving moral turpitude or any felony as permitted by law; (4) material breach by the Participant of any invention or non-disclosure agreement and/or non-competition agreement and/or non-solicitation agreement with the Company or its Affiliates, as applicable; (5) intentional misconduct by the Participant or intentional failure by the Participant to perform the Participant’s responsibilities to the Company or its Affiliates; (6) the Participant’s failure to cooperate or assist with any investigation involving the Company or its Affiliates; or (7) the Participant’s failure to comply with any of the Company’s or its Affiliates’ policies, including, but not limited to, their harassment, workplace conduct and/or discrimination policies. Prior to the occurrence of a Change in Control, and solely for purposes of the Plan and Awards granted hereunder, the Company shall have the sole authority (including by action of the Administrator), to make a finding or determination of “Cause” and a finding or determination of “Cause” by the Company shall be final and binding on all parties. The Participant’s employment or other relationship shall be considered to have been terminated for “Cause” if the Company determines within 30 days after the Participant’s resignation that termination for Cause was warranted.

(l) “Change in Capitalization” means any (1) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event; (2) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Stock, or other property), stock split, reverse stock split, subdivision or consolidation; (3) combination or exchange of shares; or (4) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Stock such that an adjustment pursuant to Section 5 is appropriate.

(m) “Change in Control” means the occurrence, in a single transaction or a series of related transactions, of any one or more of the events set forth in the following paragraphs:

(1) any Exchange Act Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than in connection with a transaction described in clause (I) of paragraph (3) below; or

(2) the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, as of the Effective Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended (“Incumbent Directors”); or

(3) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (I) a merger or consolidation which results in (A) the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, more than 50% of the combined voting power of the securities outstanding immediately after such merger or consolidation of either the Company or such surviving entity or, if the Company or the entity surviving such merger is then a Subsidiary, the ultimate parent thereof (with such securities being held by the shareholders of the Company prior to the transaction in

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substantially the same proportions as their ownership of the voting securities of the Company immediately after such merger or consolidation) and (B) the Incumbent Directors continuing immediately thereafter to represent at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a Subsidiary, the ultimate parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Exchange Act Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Exchange Act Person any securities acquired directly from the Company or its Affiliates) representing more than 50% of the combined voting power of the Company’s then outstanding securities; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, more than 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the voting securities of the Company immediately prior to such sale, or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of an initial public offering of securities of a Subsidiary or an Affiliate, or the consummation of any transaction or series of integrated transactions immediately following which the shareholders of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the voting securities or assets of the Company immediately following such transaction or series of transactions; and (ii) for each Award that constitutes deferred compensation under Section 409A of the Code, and to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. In addition, and for the avoidance of doubt, a Change in Control shall not be deemed to have occurred by virtue of the Closing.

(n) “Closing” has the meaning set forth in the Merger Agreement.

(o) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(p) “Committee” means the Compensation Committee of the Board (or any other committee or subcommittee of the Board which the Board may appoint to administer the Plan). Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee (except as such functions may be delegated pursuant to Section 3).

(q) “Common Stock” means the Class A common stock, par value $0.001 per share, of the Company.

(r) “Company” means WeWork Inc., a Delaware corporation (or any successor company).

(s) “Disability” means, with respect to any Participant, that such Participant, as determined by the Administrator in its sole discretion, is unable to engage in any substantial gainful activity by reason of any

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medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(t) “Effective Date” has the meaning set forth in Section 19.

(u) “Eligible Recipient” means an officer, employee, non-employee director, or individual consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Stock Appreciation Right means an employee, non-employee director, or consultant of the Company or any Affiliate of the Company with respect to whom the Company is an “eligible issuer of service recipient stock” within the meaning of Section 409A of the Code.

(v) “Employer” means the Company or an Affiliate or Subsidiary that employs or retains a Participant, as applicable.

(w) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(x) “Exchange Act Person” means any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company; (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company; (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities; (iv) an entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company; (v) any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities (including any Affiliate of any natural person, entity or group described in this clause (v)); or (vi) SoftBank Group Corp., a Japanese joint-stock company, or an affiliate thereof.

(y) “Exercise Price” means, with respect to any Option, the per share price at which a holder of such Option may purchase such shares of Common Stock issuable upon the exercise of such Option. In no event (other than in the case of an Acquisition Award or pursuant to the operation of Section 5) shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the related shares of Common Stock on the date of grant.

(z) “Fair Market Value” of Common Stock or another security as of a particular date shall mean the fair market value as determined by the Administrator in its sole discretion; provided, however, (i) if the Common Stock or other security is admitted to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date on such exchange; or (ii) if the Common Stock or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing bid and asked prices for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

(aa) “Free Standing Right” has the meaning set forth in Section 8(a).

(bb) “Incentive Stock Options” shall mean Options which qualify as “incentive stock options” under Section 422 of the Code and the regulations promulgated thereunder.

(cc) “Legacy Plans” means the Company’s 2013 Stock Incentive Plan and its 2015 Equity Incentive Plan, in each case as amended from time to time.

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(dd) “Merger Agreement” means that certain Agreement and Plan of Merger, by and among BowX Acquisition Corp., BowX Merger Subsidiary Corp., and WeWork Inc., dated as of March 25, 2021.

(ee) “Nonqualified Stock Options” shall mean Options which are not Incentive Stock Options.

(ff) “Option” means an option to purchase shares of Common Stock granted pursuant to Section 7.

(gg) “Other Stock-Based Award” means an Award granted pursuant to Section 10.

(hh) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3, to receive grants of Awards, a Participant’s permitted transferees (if any, as authorized by the Administrator in writing prior to any such Transfer) and, upon a Participant’s death, his or her successors, heirs, executors and administrators, as the case may be.

(ii) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(jj) “Plan” has the meaning set forth in Section 1.

(kk) “Related Right” has the meaning set forth in Section 8(a).

(ll) “Restricted Stock” means Shares granted pursuant to Section 9 subject to certain restrictions that lapse at the end of a specified period or periods.

(mm) “Restricted Stock Unit” means the right, granted pursuant to Section 9, to receive a share of Common Stock or, in the case of an Award denominated in cash, to receive the amount of cash per unit equal to the Fair Market Value of a share of Common Stock as determined by the Administrator in connection with the Award.

(nn) “Rule 16b-3” has the meaning set forth in Section 3(a).

(oo) “Share” or “Shares” means Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(pp) “Stock Appreciation Right” means the right to receive, upon exercise of the right, the applicable amounts as described in Section 8.

(qq) “Stock Bonus” means a bonus payable in fully vested shares of Common Stock granted pursuant to Section 11.

(rr) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, 50% or more of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(ss) “Transfer” has the meaning set forth in Section 17.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator and, to the extent applicable to permit awards to be exempt from the “short-swing” rules of Section 16(b) of the Exchange Act pursuant to the operation of Rule 16b-3 under the Exchange Act (“Rule 16b-3”), the Administrator shall be the Committee or the Board.

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(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1) to select those Eligible Recipients who shall be Participants;

(2) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses, Other Stock-Based Awards, Cash Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3) to determine the number of Shares or the amount of cash to be covered by each Award granted hereunder;

(4) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Stock and Restricted Stock Units and the conditions under which such restrictions shall lapse; (ii) any performance goals and periods applicable to Awards; (iii) the Exercise Price of each Option and Base Price of each Stock Appreciation Right; (iv) the vesting schedule applicable to each Award; (v) the time or times when Awards may be exercised; and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards);

(5) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6) to determine the Fair Market Value in accordance with the terms of the Plan;

(7) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment for purposes of Awards granted under the Plan to the greatest extent permitted by law;

(8) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(9) to determine whether a Person is an Affiliate;

(10) to determine the treatment of Awards in the event that an entity ceases to be an Affiliate of the Company;

(11) to establish sub-plans under the Plan, containing such limitations and other terms and conditions as the Administrator determines are necessary or desirable, for the purpose of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards or qualifying for favorable tax treatment under applicable foreign laws;

(12) to determine whether conditions and events described in the Plan or in Award Agreements are satisfied, including whether a Change in Control has occurred and, prior to the occurrence of a Change in Control, whether a Participant’s employment or service has terminated for Cause; and

(13) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

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(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation. Subject to applicable laws and regulations, the Board or the Committee may delegate administrative authority hereunder to an officer of the Company or to such other individual or group as the Board or Committee may determine in its discretion.

(d) Notwithstanding any provision of the Plan, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries and Affiliates with employees located outside the United States, if any, shall be covered by the Plan; (ii) determine which individuals, if any, outside the United States are eligible to participate in the Plan; (iii) set the terms and conditions of Awards granted to individuals located outside the United States (which need not be the same as the terms and conditions of Awards granted to individuals located inside the United States), and to modify the terms and conditions of any such Award if necessary or advisable to comply with local law; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable; provided, however, that no such sub-plans and/or modifications shall increase the share limitation contained in Section 4; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Section 4. Shares Reserved for Issuance; Other Limitations; Director Compensation Limit.

(a) The maximum number of shares of Common Stock reserved for issuance under the Plan as of the Effective Date shall be a number of shares of Common Stock equal to 5% of the Aggregate Fully Diluted Company Capital Stock as of the Closing (subject to adjustment as provided by Section 5, the “Share Reserve”). Commencing on January 1, 2022 and on each subsequent anniversary thereof (but not following the ten year anniversary of the Effective Date), the number of shares of Common Stock in the Share Reserve may be increased, if and to the extent approved by the Board, by a number of shares of Common Stock equal to either (i) 5% of the Aggregate Fully Diluted Company Capital Stock as of the Closing less the remaining Share Reserve immediately prior to such January 1, or (ii) such lesser amount determined by the Board; provided that, in either case, the total number of shares of Common Stock reserved for issuance under the Plan on January 1, 2022 and on each subsequent anniversary thereof (inclusive of any shares allocated to outstanding Awards as of such date) may not exceed 8% of the Aggregate Fully Diluted Company Capital Stock as of the Closing. The Board’s authority to approve any increase to the Share Reserve may not be delegated to the Committee or to any other person pursuant to Section 3 or any other provision of the Plan.

(b) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If any shares of Common Stock subject to an Award, or subject to an award under a Legacy Plan, are forfeited, cancelled, exchanged or surrendered, or if an Award or an award under a Legacy Plan otherwise terminates or expires without a distribution of shares to the Participant, the shares shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, be available for Awards under the Plan; provided, however, that such shares will not be available for Awards under the Plan to the extent that making such shares available would cause the total number of shares of Common Stock available for Awards under the Plan (inclusive of any outstanding Awards) to exceed 8% of the Aggregate Fully Diluted Company Capital Stock as of the Closing. Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Option or Stock Appreciation Right under the Plan, as well as any Shares exchanged by a Participant or withheld by the Company or any Subsidiary to satisfy the tax withholding obligations related to

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any Award under the Plan, shall also be available for subsequent Awards under the Plan. To the extent that a Stock Appreciation Right is settled by the delivery of a net number of Shares, the number of withheld, unissued Shares underlying such Stock Appreciation Right shall again be available for subsequent Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised and such number of shares shall no longer be available for Awards under the Plan. In addition, (i) to the extent an Award is denominated in shares of Common Stock, but paid or settled in cash, the number of shares of Common Stock with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan; (ii) shares of Common Stock underlying Awards that can only be settled in cash and shares underlying Acquisition Awards shall not be counted against the aggregate number of shares of Common Stock available for Awards under the Plan.

(c) The maximum aggregate number of Shares which may be issued pursuant to the exercise of Incentive Stock Options will be equal to the initial Share Reserve determined under paragraph (a), above, as of the Effective Date ([    ] million shares), subject to adjustment pursuant to Section 5. For the avoidance of doubt, any Shares that become subject to an Award under the Plan and subsequently become available again for grant pursuant to paragraph (b) above, shall not be available for issuance as Incentive Stock Options.

(d) Eligible Recipients who are non-employee members of the Board are eligible for Awards hereunder (other than Incentive Stock Options); provided, however, that the maximum amount of compensation awarded to a non-employee member of the Board (pursuant to this Plan or otherwise) in respect of service on the Board for a calendar year (including the amount of cash plus the Fair Market Value grant date fair value of equity awards (determined on the respective grant dates of such equity awards) made in such calendar year) shall not exceed $1 million (which limitation shall not be subject to proration for a non-employee director’s initial full or partial year of service on the Board).

Section 5. Equitable Adjustments.

(a) In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (i) the aggregate number of shares of Common Stock reserved for issuance under the Plan and the maximum number of shares of Common Stock or cash that may be subject to Awards granted to any Participant in any calendar year or which may be made subject to Incentive Stock Options; (ii) the kind and number of securities subject to, and the Exercise Price or Base Price of, any outstanding Options and Stock Appreciation Rights granted under the Plan; and (iii) the kind, number and purchase price of shares of Common Stock, or the amount of cash or amount or type of other property, subject to outstanding Restricted Stock, Restricted Stock Units, Stock Bonuses and Other Stock-Based Awards granted under the Plan; provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Notwithstanding the foregoing, nothing in this Section 5 shall be deemed to limit the provisions of Section 13 under the Plan.

(b) The determinations made by the Administrator or the Board, as applicable, pursuant to this Section 5 shall be final, binding and conclusive. Notwithstanding the foregoing, any adjustment made pursuant to this Section 5 shall (i) to the extent necessary to avoid adverse tax consequences under Section 409A of the Code, be made in compliance with the requirements of Section 409A of the Code and (ii) in the case of Incentive Stock Options, unless otherwise determined by the Administrator, be made in compliance with the requirements of Sections 422 and 424(a) of the Code.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

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Section 7. Options.

(a) General. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option, and provisions regarding exercisability of the Option. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. Options which are not designated as Incentive Stock Options in the Award Agreement or which otherwise do not qualify as Incentive Stock Options shall constitute Nonqualified Stock Options.

(b) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event (other than in the case of an Acquisition Award or pursuant to the operation of Section 5) shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the related shares of Common Stock on the date of grant.

(c) Option Term. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable on or after the ten (10) year anniversary of the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement.

(d) Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(e) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. Payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including a broker-assisted cashless procedure or the withholding of Shares otherwise issuable upon exercise), (ii) in the Administrator’s sole discretion, in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (iii) with respect to Nonqualified Stock Options, any other form of consideration approved by the Administrator and permitted by applicable law or (iv) any combination of the foregoing.

(f) Rights as Stockholder. A Participant shall have no rights to dividends or distributions or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 16.

(g) Termination of Employment or Service. Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate, any Options then held by the Participant shall be treated as follows:

(1) If such termination is for any reason other than Disability or death (including a termination by reason of the employer or other service recipient of the Participant ceasing to be a Subsidiary or Affiliate of the

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Company, as applicable), (A) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is three (3) months after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The three (3) month period described in this Section 7(g)(1) shall be extended to one (1) year after the date of such termination in the event of the Participant’s death or Disability during such three (3) month period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(2) If such termination is on account of the Disability or death of the Participant, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(h) Incentive Stock Option Provisions. Incentive Stock Options may be granted only to Eligible Recipients who are employees of the Company or a Subsidiary (for purposes of Section 422 of the Code). The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or under any other incentive stock option plan of the Company or any Affiliate or Subsidiary of the Company) will not exceed One Hundred Thousand Dollars ($100,000). If the Fair Market Value of Shares on the date of grant with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year exceeds One Hundred Thousand Dollars ($100,000), then the Options for the first One Hundred Thousand Dollars ($100,000) worth of Shares to become exercisable in such calendar year will be Incentive Stock Options and the Options for the amount in excess of One Hundred Thousand Dollars ($100,000) that become exercisable in that calendar year will be Nonqualified Stock Options. No Incentive Stock Option shall be granted to any Eligible Recipient if such Eligible Recipient owns, immediately prior to the grant of the Incentive Stock Option, stock representing more than 10% of the voting power or more than 10% of the value of all classes of stock of the Company or a parent or a Subsidiary, unless the purchase price for the stock under such Incentive Stock Option shall be at least 110% of its Fair Market Value at the time such Incentive Stock Option is granted and the Incentive Stock Option, by its terms, shall not be exercisable later than the day immediately preceding the fifth anniversary of the date it is granted. In determining such stock ownership, the provisions of Section 424(d) of the Code shall be controlling. Unless otherwise provided in the Award Agreement, if a Participant who was granted an Option designated as an Incentive Stock Option in the Award Agreement exercises such Option more than three months following the termination of the Participant’s employment for the Employer for any reason other than Disability or death (including a termination by reason of the Employer ceasing to be a Subsidiary or Affiliate of the Company, as applicable), then the Option will not qualify as an Incentive Stock Option and will be regarded as a Nonqualified Stock Option.

(i) Non-Exempt Employees. If an Option is granted to an employee of the Company or an Affiliate in the United States who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option will not be first exercisable until at least six (6) months following the date of grant of the Option (although the Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt employee dies or suffers a Disability, (ii) upon a Change in Control, or (iii) upon such employee’s retirement (as such term may be defined in the applicable Award Agreement or such employee’s employment agreement, or, if no such definition exists, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options held by such employee may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that, with respect to a Participant who is a non-exempt employee of the Company or an Affiliate, any income derived in connection with the exercise or vesting of an Option will be exempt from such Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt Employee in connection with the exercise, vesting, issuance

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of any Shares or other property, or payment of any cash under any other Award will be exempt from the Participant’s regular rate of pay, the provisions of this Section 7(j) will apply to all types of Awards.

Section 8. Stock Appreciation Rights.

(a) General. Stock Appreciation Rights (or “SARs”) may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the Base Price, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) Base Price. Each Stock Appreciation Right shall be granted with a base price (other than in the case of an Acquisition Award or pursuant to the operation of Section 5) that is not less than one hundred percent (100%) of the Fair Market Value of the related shares of Common Stock on the date of grant (such amount, the “Base Price”).

(c) Awards; Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the shares of Common Stock, if any, subject to a Stock Appreciation Right until the Participant has given written notice of the exercise thereof, has satisfied the requirements of Section 16 and has been transferred such shares of Common Stock.

(d) Exercisability.

(1) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement. The Administrator shall have the authority to accelerate the exercisability of any outstanding Free Standing Right at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(2) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 and this Section 8.

(e) Consideration Upon Exercise.

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value as of the date of exercise over the Base Price per share specified in the Free Standing Right, multiplied by (ii) the number of Shares in respect of which the Free Standing Right is being exercised (rounded down to the nearest whole Share).

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to (i) the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option, multiplied by (ii) the number of Shares in respect of which the Related Right is being exercised (rounded down to the nearest whole Share). Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

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(3) Notwithstanding the foregoing, the Administrator may determine to grant a Stock Appreciation Right which permits the Administrator to settle the exercise of such Stock Appreciation Right in cash (or in any combination of Shares and cash).

(f) Termination of Employment or Service.

(1) Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate, any Free Standing Rights then held by the Participant shall be treated as follows:

(i) If such termination is for any reason other than Disability or death (including a termination by reason of the employer or other service recipient of the Participant ceasing to be a Subsidiary or Affiliate of the Company, as applicable), (A) Free Standing Rights granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is three (3) months after such termination, on which date they shall expire, and (B) Free Standing Rights granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The three (3) month period described in this Section 8(f)(1)(i) shall be extended to one (1) year after the date of such termination in the event of the Participant’s death or Disability during such three (3) month period. Notwithstanding the foregoing, no Free Standing Rights shall be exercisable after the expiration of its maximum term.

(ii) If such termination is a result of the Disability or death of the Participant, (A) Free Standing Rights granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (B) Free Standing Rights granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Free Standing Right shall be exercisable after the expiration of its term.

(2) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(g) Term.

(1) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9. Restricted Stock and Restricted Stock Units.

(a) General. Restricted Stock and Restricted Stock Units may be issued either alone or in addition to other awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Stock or Restricted Stock Units shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock or Restricted Stock Units; the period of time prior to which Restricted Stock or Restricted Stock Units become vested and free of restrictions on Transfer (the “Restricted Period”); the performance objectives (if any); and all other conditions of the Restricted Stock and Restricted Stock Units. If the restrictions, performance objectives and/or conditions established by the Administrator are not attained or satisfied, a Participant shall forfeit his or her Restricted Stock or Restricted Stock Units, in accordance with the terms of the grant. The provisions of Restricted Stock or Restricted Stock Units need not be the same with respect to each Participant.

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(b) Awards and Certificates.

(1) Except as otherwise provided in Section 9(c), (i) each Participant who is granted an award of Restricted Stock may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Stock; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. Restricted Stock may also be evidenced in uncertificated form or by a book entry record. The Company may require that the stock certificates, if any, evidencing Restricted Stock be held in the custody of the Company until the restrictions thereon shall have lapsed and that, as a condition of any award of Restricted Stock, the Participant shall have delivered a stock transfer form, endorsed in blank, relating to the Shares covered by such award. Certificates for shares of unrestricted Common Stock may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Stock.

(2) With respect to Restricted Stock Units to be settled in Shares, at the expiration of the Restricted Period, stock certificates in respect of the shares of Common Stock underlying such Restricted Stock Units may, in the Company’s sole discretion, be delivered to the Participant, or his legal representative, in a number equal to the number of shares of Common Stock underlying the Restricted Stock Units.

(3) Notwithstanding anything in the Plan to the contrary, any Restricted Stock Units to be settled in Shares (at the expiration of the Restricted Period) may, in the Company’s sole discretion, be issued in uncertificated form or by a book entry record.

(4) Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Stock Units, at the expiration of the Restricted Period, Shares (either in certificated or uncertificated form) or cash, as applicable, shall promptly be issued to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code (or in accordance with an Award Agreement that complies with Section 409A of the Code), and absent such a deferral such issuance or payment shall in any event be made no later than March 15th of the calendar year following the year of vesting or within other such period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

(c) Restrictions and Conditions. The Restricted Stock and Restricted Stock Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance related goals, the Participant’s termination of employment or service as an officer, director, or consultant to the Company or any Affiliate thereof, or the Participant’s death or Disability.

(2) Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a stockholder of the Company with respect to shares of Restricted Stock during the Restricted Period, including the right to vote such shares and, only to the extent specifically provided in the applicable Award Agreement, to receive any dividends declared with respect to such shares. The Participant shall not have the rights of a stockholder with respect to shares of Common Stock subject to Restricted Stock Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of shares of Common Stock covered by Restricted Stock Units may, only to the extent specifically set forth in an Award Agreement, be provided to the Participant in the form and manner set forth in such Award Agreement. Notwithstanding the foregoing, any dividend or dividend equivalent awarded with respect to Restricted Stock or Restricted Stock Units shall, unless otherwise set forth in an applicable Award Agreement, be subject to the same restrictions, conditions and risks of forfeiture as the underlying Restricted Stock or Restricted Stock Units.

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(d) Termination of Employment or Service. The rights of Participants granted Restricted Stock or Restricted Stock Units upon termination of employment or service with the Company and all Affiliates thereof for any reason during the Restricted Period shall be set forth in the Award Agreement; provided, however, that if the Award Agreement does not set forth the treatment of Restricted Stock or Restricted Stock Units upon termination of employment, then upon such termination for any reason, the unvested portion of the Award shall immediately be forfeited.

(e) Form of Settlement. The Administrator reserves the right in its sole discretion to provide (at the time of grant thereof) that any Restricted Stock Unit represents the right to receive the amount of cash per unit equal to the Fair Market Value of the Shares subject to the award at the time of delivery.

Section 10. Other Stock-Based Awards.

Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including but not limited to dividend equivalents, may be granted either alone or in addition to other Awards (provided that dividend equivalents will not be granted in connection with Options or Stock Appreciation Rights) under the Plan. Any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions, and risks of forfeiture as the underlying Award. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Stock-Based Awards shall be granted, the number of shares of Common Stock to be granted pursuant to such Other Stock-Based Awards, or the manner in which such Other Stock-Based Awards shall be settled (e.g., in shares of Common Stock, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Stock-Based Awards (which may include, but not be limited to, achievement of performance criteria), and all other terms and conditions of such Other Stock-Based Awards.

Section 11. Stock Bonuses.

The Administrator may grant Stock Bonuses hereunder to such Eligible Recipients and in such amounts as the Administrator may determine (subject to the terms of the Plan). In the event that the Administrator grants a Stock Bonus, the Shares constituting such Stock Bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such Stock Bonus is payable.

Section 12. Cash Awards.

Without limitation of the rights of the Company or any Affiliate to provide cash awards under other non-shareholder approved plans or arrangements, the Administrator may grant awards that are payable solely in cash, as deemed by the Administrator to be consistent with the purposes of the Plan, and such Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Administrator, in its sole discretion, from time to time (subject to the terms of the Plan). Cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.

Section 13. Change in Control Provisions.

(a) In connection with a Change in Control, Awards shall be subject to the agreement resulting in the Change in Control, which need not treat all outstanding Awards in an identical manner. Subject to the terms of the applicable Award Agreement, the Administrator may provide, in its sole discretion, with respect to the treatment of each outstanding Award (either separately for each Award (or portion of Award) or uniformly for all Awards) for one or more of the following as of the effective date of such Change in Control:

(1) the continuation of such outstanding Awards by the Company (if the Company is the successor entity);

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(2) the assumption of outstanding Awards by the successor or acquiring entity (if any) in such Change in Control (or by any of its parents, if any), subject to equitable adjustment, as determined by the Administrator;

(3) the substitution by the successor or acquiring entity in such Change in Control (or by any of its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the Exercise Price or Base Price and the number and nature of shares issuable upon exercise of any Option or SAR, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) and Section 409A of the Code);

(4) the full or partial exercisability or vesting and accelerated expiration of outstanding Awards; or

(5) the settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) based upon the Fair Market Value as applicable in the Change in Control (as determined by the Administrator), followed by the cancellation of such Awards; provided however, that such Award may be cancelled without consideration if such Award has no value, or is not vested or immediately exercisable, as determined by the Administrator, in its discretion.

(b) Notwithstanding the forgoing, the Administrator shall have the discretion to accelerate the vesting and exercisability of any outstanding Award in the event of a Change in Control to be fully vested, and to deem any performance conditions imposed with respect to such Award to be fully achieved at, above, or below the target level of performance, immediately prior to such Change in Control or any time after the effective date of such Change in Control, including upon the termination of a Participant’s employment or service with the Company, its successor, or an Affiliate thereof without Cause on or after the effective date of the Change in Control. In the event an Award is not assumed or substituted by a successor entity in connection with a Change in Control, then, in the discretion of the Administrator, such Award may be fully vested immediately prior to such Change in Control, and any performance conditions imposed with respect to such Award may be deemed to be fully achieved at, above, or below the target level of performance.

Section 14. Amendment and Termination.

The Administrator may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would materially impair the rights of a Participant under any Award theretofore granted without such Participant’s consent. The Administrator shall obtain approval of the Company’s shareholders for any amendment to the Plan that would require such approval pursuant to any rules of the stock exchange on which the Common Stock is traded or other applicable law, as determined by the Administrator. Subject to Section 29, the Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Sections 5 and 13 and the immediately preceding sentence, no such amendment shall materially impair the rights of any Participant without his or her consent.

Section 15. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 16. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, the amount of any such applicable taxes required by law to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall have the right to deduct any such taxes, up

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to the maximum amount to the extent permitted by law, from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by (i) electing to have the Company withhold from delivery of Shares or other property, as applicable; (ii) by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations; or (iii) pursuant to a broker-assisted cashless exercise procedure. Such already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award and may, subject to any required Participant consent, withhold with respect to amounts up to the maximum statutory withholding rate.

Section 17. Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan and the applicable Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of any shares of Common Stock or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative.

Section 18. Continued Employment or Service; Change in Employment Status.

(a) Neither the adoption of the Plan nor the grant of any Award hereunder shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time and for any reason. The existence of the Plan and the grant of any Award hereunder shall not be construed to create an employment relationship between the Company or an Affiliate with respect to any Participant retained as a consultant or serving the Company as a non-employee director.

(b) An Award may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status of a Participant, in the discretion of the Administrator. Unless otherwise provided by the Administrator or required by law: (1) a leave of absence approved by the Company or one of its Affiliates, as applicable, will not constitute a termination of employment or service under the Plan; and (2) with respect to Incentive Stock Options only, if a Participant’s leave of absence exceeds three months, the Participant will be deemed to have terminated employment on the first day following the end of the first three months of such leave, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If the Participant has not returned to work as of the

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end of an approved leave of absence, employment or service shall terminate for purposes of the Plan as of the date the approved leave of absence ends, to the extent permitted by law. The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of an Award (or lapsing of Company repurchase rights) shall be tolled during any leave of absence.

Section 19. Effective Date.

The Plan was adopted by the Board on [DATE], was approved by the Company’s shareholders on [DATE], and shall become effective without further action as of the later of (a) the date on which the Company’s shareholders approved the Plan, or (b) the Closing (the date of such effectiveness, the “Effective Date”).

Section 20. Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date on which it was adopted by the Board or the date it was approved by the Company’s shareholders; provided that Awards theretofore granted may extend beyond that date.

Section 21. Securities Matters and Regulations.

(a) Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Common Stock with respect to any Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, state and foreign securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing shares of Common Stock pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b) Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any federal, state or foreign law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Stock, no such Award shall be granted or payment made or Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c) In the event that the disposition of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933 (as amended, the “Securities Act”) and is not otherwise exempt from such registration, such Common Stock shall be restricted against transfer to the extent required by the Securities Act or regulations thereunder, and the Administrator may require a Participant receiving Common Stock pursuant to the Plan, as a condition precedent to receipt of such Common Stock, to represent to the Company in writing that the Common Stock acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 22. Notification of Election Under Section 83(b) of the Code.

If any Participant shall, in connection with the acquisition of shares of Common Stock under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 23. No Fractional Shares.

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

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Section 24. Beneficiary.

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. In the event of a Participant’s death, if no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.

Section 25. Documentation; Paperless Administration.

Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. The Award Agreement will contain the terms and conditions applicable to an Award. Each Award may contain terms and conditions in addition to those set forth in the Plan. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant shall be permitted through the use of such an automated system.

Section 26. Severability.

If any provision of the Plan is held to be invalid or unenforceable in any jurisdiction or with respect to any Participant, such provision shall be construed or deemed amended to conform with applicable law, or if the provision cannot be so construed or deemed amended without, in the sole discretion of the Board, materially altering the intent of the Plan or the Award, such provision shall be severed as to the jurisdiction or the Participant and the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 27. Clawback.

Notwithstanding any other provisions in this Plan, any Award will be subject to both (a) any compensation recovery or clawback policy required pursuant to Section 304 of Sarbanes-Oxley Act of 2002, as amended, and any other legally required recovery or clawback; and (b) any other compensation recovery or clawback policy that the Company or any Affiliate may adopt in the future.

Section 28. Section 409A of the Code.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a “separation from service” from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such awards (or other amounts) shall instead be made (without interest) on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits

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described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 29. No Re-Pricing.

Without limitation of the authority set forth in Section 5, no Option or SAR shall have its Exercise Price or Base Price lowered nor shall any Option or SAR be settled, cancelled, forfeited, exchanged or surrendered in exchange or otherwise in consideration for a new Option or SAR with an Exercise Price or Base Price that is less than that of such settled, cancelled, forfeited, exchanged or surrendered Option or SAR, unless the shareholders of the Company shall have approved of such transaction. For the avoidance of doubt (and without limitation of the authority set forth in Section 5), Options or Stock Appreciation Rights with an exercise or strike price that is equal to or greater than the current Fair Market Value of the underlying shares of Common Stock shall not be cancelled in exchange for a cash payment.

Section 30. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 31. Construction.

Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Any reference to a regulation shall include any successor regulation. Except where otherwise indicated, references to Sections are references to sections of this Plan.

Section 32. Addenda.

The Administrator may approve such addenda to the Plan or any Award Agreement as it may consider necessary or appropriate for the purpose of granting Awards to Participants, which Awards may contain such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy, or custom, which, if so required under applicable law, may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose.

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Annex E

WEWORK INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Plan is to provide eligible employees of the Company and each Designated Company with opportunities to purchase shares of the Company’s Common Stock. A number of shares of Common Stock equal to 1% of the Aggregate Fully Diluted Company Capital Stock as of the Closing (            shares), have been approved and reserved for this purpose. Commencing on January 1, 2023 and on each subsequent anniversary thereof (but not following the ten year anniversary of the Effective Date), the number of shares of Common Stock reserved and available for issuance under the Plan may, subject to the approval of the Board (which approval may not be delegated), be cumulatively increased by a number of shares of Common Stock equal to 1% of the Aggregate Fully Diluted Company Capital Stock as of the Closing (but less any shares authorized but not issued under the Plan as of the date of such increase). Notwithstanding the foregoing, in no event shall the maximum aggregate number of shares available for issuance under the Plan exceed [             shares].1

The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, and the 423 Component shall be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, Options shall be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to achieve tax, securities laws or other objectives for Eligible Employees. Except as otherwise provided herein, the Non-423 Component shall operate and be administered in the same manner as the 423 Component.

Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 31.

1. Administration. The Plan shall be administered by the Administrator. The Administrator has full authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable and appoint such agents as it deems appropriate for the proper administration of the Plan; (ii) interpret and construe, reconcile any inconsistency in, correct any default in and supply any omission in, and apply the terms of the Plan and any Enrollment Form or other instrument or agreement relating to the Plan; (iii) determine the terms and conditions of any right to purchase shares of Common Stock under the Plan; (iv) make all determinations and take all actions it deems advisable for the administration of the Plan, including to accommodate the specific requirements of local laws, regulations and procedures for jurisdictions outside the United States, such as adopting rules and procedures regarding payment of interest (if any), conversion of local currency, payroll tax, withholding procedures and handling of stock certificates that vary with local requirements outside of the United States, and adopting sub-plans applicable to particular Designated Companies or locations, which sub-plans may be necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the United States, as further set forth in Section 12 below; (v) determine eligibility and decide all disputes arising in connection with the Plan, including whether Eligible Employees will participate in the 423 Component or the Non-423 Component and which Subsidiaries and Affiliates will be Designated Companies under the 423 Component or the Non-423 Component; (vi) amend an outstanding right to purchase shares of Common Stock, including any amendments to a right that may be necessary for purposes of effecting a transaction contemplated under Section 16 or Section 17 (including, but not limited to, an amendment to the class or type of stock that may be issued pursuant to the exercise of a right or the Option Price applicable to a right), provided that the amended right otherwise conforms to the terms of the Plan; and (vii) otherwise supervise and take any other actions

[1]	Note to Draft: This number is expected to be 9% of the estimated Aggregate Fully Diluted Company Capital Stock as of the Closing.

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necessary or desirable for the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. Subject to applicable laws and regulations, the Board or the Committee may delegate administrative authority hereunder to an officer of the Company or to such other individual or group as the Board or Committee may determine in its discretion. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

2. Offerings. The Company will make one or more Offerings to Eligible Employees to purchase Common Stock under the Plan. The Administrator shall, in its discretion, designate the period of any Offering, provided that no Offering shall exceed 27 months in duration. Unless the Administrator otherwise determines, each Offering shall be for a Purchase Period of six months, beginning on the Offering Date and ending on the Exercise Date.

Subject to applicable law, the Administrator, or its delegate, retains the discretion to impose trading restrictions or holding requirements on Common Stock purchased with respect to a particular Offering. If the Administrator elects to impose such restrictions or requirements, the restrictions or requirements will be described in the enrollment materials for the applicable Offering.

3. Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Company are eligible to participate in any one or more of the Offerings under the Plan, provided that, unless otherwise determined by the Administrator or required by applicable law or regulations, as of the Offering Date of the applicable Offering such employee is customarily employed by the Company or a Designated Company for more than 20 hours a week and for more than five months in any calendar year (“Eligible Employees”). Notwithstanding any other provision herein, individuals who are not classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system on the Offering Date are not considered to be “Eligible Employees” of the Company or any Designated Company and shall not be eligible to participate in the Plan with respect to such Offering. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not classified as of an Offering Date as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in an Offering under this Plan is through an amendment to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

For purposes of the Plan, in accordance with Treas. Reg. § 1.421-1(h)(2), the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Designated Company that does not exceed three months and during any period longer than three months if the individual’s right to reemployment is guaranteed by statute or contract.

The Company retains the discretion to determine which Eligible Employees may participate in the Non-423 Component and the 423 Component pursuant to and consistent with Treasury Regulation §§ 1.423-2(e) and (f).

An Eligible Employee who works for a Designated Company and is a citizen or resident of a jurisdiction other than the United States (without regard to whether such individual also is a citizen or resident of the United States or is a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employee is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the 423 Component to violate Section 423 of the Code. In the case of the Non-423 Component or any Offering thereunder, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Administrator has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practicable for any reason.

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4. Participation.

(a) Participants on Effective Date. An Eligible Employee may elect to participate in the Plan by properly completing and submitting an Enrollment Form (in the manner described in Section 4(b)) at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for the Offering) and in accordance with enrollment procedures established by the Administrator. Participation in the Plan is entirely voluntary.

(b) Enrollment. The Enrollment Form shall (i) state a whole percentage to be deducted from an Eligible Employee’s Compensation per pay period during an Offering, (ii) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (iii) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in an Offering in accordance with these procedures shall be deemed to have waived participation in such Offering.

(c) Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offerings unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6, (ii) withdraws from the Plan in accordance with Section 7, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

(d) Electronic Submission of Enrollment Form. The Administrator may specify that Enrollment Forms to be submitted to the Company pursuant to this Section 4 or Section 7 below are to be submitted electronically via the Company’s intranet or the Internet site of a third party or via email or any other means of electronic delivery specified by the Administrator.

(e) Notwithstanding the foregoing, participation in the Plan shall neither be permitted nor denied contrary to the requirements of the Code.

5. Employee Contributions. Each Eligible Employee may, by submitting an Enrollment Form as described in Section 4(b), authorize payroll deductions, in whole percentages, at a minimum of 1% up to a maximum of 15% of such employee’s Compensation, to be deducted on a pro rata basis for each pay period during an Offering. Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the last day of the Offering. Payroll deductions shall be made in accordance with the Eligible Employee’s election; however, due to rounding or other administrative reasons, the actual percentage contributed may be less than the elected percentage. The Company shall maintain notional book accounts showing the amount of payroll deductions made by each Participant for each Purchase Period, but the Company will not hold payroll deductions in a trust or in any segregated account, unless otherwise determined by the Administrator or required by applicable law. No interest shall accrue or be paid on payroll deductions, except as may be required by applicable law. If payroll deductions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator in its discretion), the Administrator may require Participants to contribute to the Plan by such other means as determined by the Administrator. Any reference to “payroll deductions” in this Section 5 (or in any other section of the Plan) shall similarly cover contributions by other means made pursuant to this Section 5.

6. Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction during any Offering, but may increase or decrease his or her payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new Enrollment Form at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering.

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7. Withdrawal. A Participant may withdraw from participation in the Plan by submitting to the Company a revised Enrollment Form indicating his or her election to withdraw (in accordance with such procedures as may be established by the Administrator). The Participant’s withdrawal shall be effective as of the next business day. Following a Participant’s withdrawal, the Company shall promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8. Grant of Options. On each Offering Date, the Company shall grant to each Participant in the Plan an option (“Option”) to purchase, on the Exercise Date and at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined herein); (b) 5,000 shares of Common Stock; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering (in each case subject to adjustment pursuant to Section 16 or Section 17); provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) shall be 85% of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits the Participant’s rights to purchase stock under the Plan, and any other employee stock purchase plan (described in Section 423 of the Code) of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9. Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as the Participant’s accumulated payroll deductions on such date shall purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of an Offering, any amount remaining in a Participant’s account after the purchase of shares on an Exercise Date of an Offering solely by reason of the inability to purchase a fractional share shall be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering shall be refunded to the Participant promptly.

10. Issuance of Certificates. Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose. Participants will not have any voting, dividend, or other rights of a shareholder with respect to the shares of Common Stock until such shares have been delivered pursuant to this Section 10.

All transactions under this Plan are subject to the Company’s insider trading policy as may be in effect from time to time. This includes any blackout period prohibition or requirement to obtain mandatory pre-clearance of transactions such as enrollment, withdrawal, or trading. If the standard enrollment period is scheduled to occur

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during a blackout period, arrangements will be made to allow for restricted insiders to update their elections during the preceding open trading window.

11. Rights on Termination or Transfer of Employment. If a Participant’s employment terminates for any reason, or if the Participant’s employment status changes such that the Participant is no longer an Eligible Employee, before the Exercise Date for any Purchase Period, no payroll deduction shall be taken from any pay due and owing to the Participant and the balance in the Participant’s notional account shall be paid, as if such Participant had withdrawn from the Plan under Section 7, to such Participant or, in the case of such Participant’s death, to (i) the legal representative of the Participant’s estate; or (ii) if no such legal representative has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. An employee shall be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Company, ceases to be a Subsidiary or Affiliate, or if the employee is transferred to any corporation other than the Company or a Designated Company. Unless otherwise determined by the Administrator, a Participant whose employment transfers between, or whose employment terminates with an immediate rehire (with no break in service) by, Designated Companies or a Designated Company and the Company shall not be treated as having terminated employment for purposes of participating in the Plan or an Offering; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option shall be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option shall remain non-qualified under the Non-423 Component.

12. Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contribution by other means, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423 of the Code, the employees subject to such special rules or sub-plans shall participate in the Non-423 Component, and Options granted thereunder will not be required by the terms of the Plan to comply with Section 423 of the Code.

13. Optionees Not Shareholders. Neither the granting of an Option to a Participant nor the deductions from a Participant’s pay shall result in such Participant becoming a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to such Participant.

14. Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

15. Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

16. Adjustment in Case of Changes Affecting Common Stock. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off, or other similar change in capitalization or event, any distribution to holders of Common Stock other than an ordinary cash dividend, or any other change affecting the Common Stock, (i) the number and class of shares approved for the Plan, (ii) the Option Price, and (iii) the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to the extent determined by the Administrator to give proper effect to such event, in accordance with applicable law.

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17. Reorganization Events. In connection with a Reorganization Event, the Administrator shall take any one or more of the following actions as to outstanding Options on such terms as the Administrator determines:

(a) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

(b) upon written notice to Participants, provide that all outstanding Options will be terminated as of the effective date of the Reorganization Event and that all such outstanding Options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Administrator in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event;

(c) upon written notice to Participants, provide that all outstanding Options will be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to the Participant on such date;

(d) in the event of a Reorganization Event under the terms of which holders of common stock will receive, upon consummation thereof, a cash payment for each share surrendered in the Reorganization Event, make or provide for a cash payment to a Participant equal to (1) the Acquisition Price times the number of shares of Common Stock subject to the Participant’s Option (to the extent the Option Price does not exceed the Acquisition Price) minus (2) the aggregate Option Price of such Option, in exchange for the termination of such Option;

(e) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof); or

(f) any combination of the foregoing.

For purposes of clause (a) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities, or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Administrator) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

In addition, with respect to any outstanding Option under the 423 Component of the Plan, any action taken under this Section 17 shall be consistent with the intent that such Options comply with Section 423 of the Code, unless otherwise expressly determined by the Administrator. The Plan shall in no event be construed to restrict in any way the Company’s right to undertake a dissolution, liquidation, merger, consolidation or other Reorganization Event.

18. Amendment of the Plan. The Administrator may at any time and from time to time amend the Plan in any respect, except that, without the approval within 12 months of such Administrator action by the shareholders of the Company, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require shareholder approval under the requirements of any stock exchange upon which the shares may then be listed or in order for the 423 Component of the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code. In no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

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19. Suspension of the Plan. The Administrator may, at any time, suspend the Plan; provided that the Company shall provide notice to the Participants prior to the effectiveness of such suspension. The Administrator may resume the operation of the Plan following any such suspension; provided that the Company shall provide notice to the Participants prior to the date of termination of the suspension period. A Participant shall remain a Participant in the Plan during any suspension period (unless the Participant withdraws pursuant to Section 7). However, no Options shall be granted or exercised, and no payroll deductions shall be made in respect of any Participant, during the suspension period.

20. Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned in a manner consistent with the requirements of Section 423(b)(4) and (5) of the Code and the regulations thereunder among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

21. Effective Date and Shareholder Approval. The Plan shall become effective on and contingent upon the Closing (the “Effective Date”). For purposes of Treas. Reg. § 1.423-2(c)(2), the Plan shall be considered “adopted” at Closing. In accordance with Treas. Reg. § 1.423-2(a)(2)(ii), the Company shall seek shareholder approval of the Plan within 12 months before or after the date the Plan is adopted. If shareholder approval is not received within 12 months before or after the Plan is adopted, the Plan shall be terminated and any amounts contributed by employees to the Plan shall be returned to the employees without interest (unless otherwise required pursuant to applicable law).

22. Termination of the Plan. Except as otherwise provided in Section 21, the Plan may be terminated at any time by the Administrator. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded. The Plan shall automatically terminate on the ten-year anniversary of the date the Plan is approved by the Company’s shareholders.

23. Governmental Regulations. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to the completion of any registration or qualification of the Common Stock under any U.S. or non-U.S. local, state or federal securities or exchange control law, or under rulings or regulations of the SEC or of any other governmental regulatory body, and to obtaining any approval or other clearance from any U.S. and non-U.S. local, state or federal governmental agency, which registration, qualification or approval the Company may, in its absolute discretion, deem necessary or advisable. The Company is under no obligation to register or qualify the Common Stock with the SEC or any other U.S. or non-U.S. securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of such stock. If, pursuant to this Section 23, the Administrator determines that the shares of Common Stock will not be issued to any Participant, all accumulated payroll deductions will be promptly refunded, without interest (unless otherwise required pursuant to applicable law), to the Participant, without any liability to the Company or any of its Affiliates.

24. Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of Delaware, applied without regard to conflict of law principles.

25. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

26. Tax Withholding. Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may, but shall not be obligated to, withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any

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withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Common Stock by such Participant. In addition, the Company or any Subsidiary or Affiliate may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component. The Company shall not be required to issue any Common Stock under the Plan until such obligations are satisfied.

27. Code Section 409A. The 423 Component of the Plan is exempt from the application of Section 409A of the Code and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code as Options granted thereunder are intended to constitute “short term deferrals” and any ambiguities herein shall be interpreted such that those Options shall so be exempt from Section 409A of the Code. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an Option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an Option under the Plan to be subject to Section 409A of the Code, the Administrator may amend the terms of the Plan and/or of an outstanding Option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding Option or future Option that may be granted under the Plan from or to allow any such Options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Administrator would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the Option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the Option to purchase Common Stock under the Plan is compliant with Section 409A of the Code.

28. Notification Upon Sale of Shares Under 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

29. Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees participating in the 423 Component shall have the same rights and privileges.

30. General.

(a) No Right to Options; No Shareholder Rights; No Right to Employment. No person shall have any right to be granted any Option under the Plan. No person shall have any rights as a shareholder with respect to any Common Stock to be issued under the Plan prior to the issuance thereof. The grant of an Option shall not be construed as giving any person the right to be retained in the employ of the Company or any Subsidiary or Affiliate. Further, the Company and each Subsidiary and Affiliate expressly reserves the right at any time to dismiss an employee free from any liability or any claim under the Plan, except as expressly provided herein.

(b) Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

(c) Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

(d) Compliance with Applicable Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to a right to purchase unless the issuance and delivery of the shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act of

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1933 and the Securities Exchange Act of 1934 (each as amended) and the requirements of any stock exchange upon which the shares may then be listed.

(e) Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed and enforced as if such provision had not been included.

(f) Incapacity. Any benefit payable to or for the benefit of a minor, an incompetent person, or other person incapable of accepting receipt shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge any liability or obligation of the Board, the Administrator, the Company and any Designated Company, and all other parties with respect thereto.

(g) Headings and Captions; Rules of Construction. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan. Whenever used in the Plan, words in the masculine gender shall be deemed to refer to females as well as to males; words in the singular shall be deemed to refer also to the plural; and references to a statute or statutory provision shall be construed as if they referred also to that provision (or to a successor provision of similar import) as currently in effect, as amended, or as reenacted, and to any regulations and other formal guidance of general applicability issued thereunder. Except where otherwise indicated, references to Sections are references to sections of this Plan.

(h) Unfunded Status of Plan. The Plan is unfunded and shall not create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any Participant (or beneficiary thereof), on the one hand, and the Company, any Designated Company, the Board, the Administrator, or any other person, on the other hand.

31. Definitions.

(a) “423 Component” has the meaning set forth in the introductory paragraphs above Section 1.

(b) “Acquisition Price” means the cash payment for each share surrendered in a Reorganization Event.

(c) “Administrator” means the Board or the Committee (or a delegate appointed in accordance with Section 1).

(d) “Aggregate Fully Diluted Company Capital Stock” has the meaning set forth in the Merger Agreement.

(e) “Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under the common control with, the Company.

(f) “Board” means the Board of Directors of the Company.

(g) “Closing” has the meaning set forth in the Merger Agreement.

(h) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(i) “Committee” means the Compensation Committee of the Board (or any other committee or subcommittee of the Board which the Board may appoint to administer the Plan). Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a

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“non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee (except as such functions may be delegated pursuant to Section 1).

(j) “Common Stock” means the Class A common stock of the Company, par value $0.0001 per share.

(k) “Company” means WeWork Inc., a Delaware corporation (or any successor company).

(l) “Compensation” means the amount of base pay, prior to salary reduction (such as pursuant to Sections 125, 132(f) or 401(k) of the Code), but excluding overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards, and similar items. The Administrator shall have the discretion to determine the application of this definition to Participants outside the United States.

(m) “Designated Company” means any present or future Subsidiary or Affiliate that has been designated by the Administrator to participate in the Plan. The Administrator may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the shareholders, and may further designate such Designated Companies or Participants as participating in the 423 Component or the Non-423 Component. The Administrator may also determine which Subsidiaries, Affiliates or Eligible Employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Company or Companies shall participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies; provided, however, that at any given time, a Subsidiary that is a Designated Company under the 423 Component shall not be a Designated Company under the Non-423 Component.

(n) “Effective Date” has the meaning set forth in Section 21.

(o) “Eligible Employee” has the meaning set forth in Section 3.

(p) “Enrollment Form” means an agreement, which may be electronic, pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering.

(q) “Exercise Date” means the last day of a Purchase Period.

(r) “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, the New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

(s) “Merger Agreement” means that certain Agreement and Plan of Merger, by and among BowX Acquisition Corp., BowX Merger Subsidiary Corp., and WeWork Inc., dated as of March 25, 2021.

(t) “Non-423 Component” has the meaning set forth in the introductory paragraphs above Section 1.

(u) “Offering” means an offering to Eligible Employees to purchase Common Stock under the Plan. Unless otherwise determined by the Administrator, each Offering under the Plan in which Eligible Employees of

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one or more Designated Companies may participate may be deemed a separate offering for purposes of Section 423 of the Code, even if the dates of the applicable Offering are identical, and the provisions of the Plan will separately apply to each Offering. With respect to Offerings under the 423 Component, the terms of separate Offerings need not be identical provided that all Eligible Employees granted an Option in a particular Offering will have the same rights and privileges, except as otherwise may be permitted by Code Section 423; Offerings under the Non-423 Component need not satisfy such requirements.

(v) “Offering Date” means the first day of an Offering.

(w) “Option” has the meaning set forth in Section 8.

(x) “Option Price” has the meaning set forth in Section 8.

(y) “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

(z) “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

(aa) “Plan” means the WeWork 2021 Employee Stock Purchase Plan.

(bb) “Purchase Period” means the period of time specified within an Offering beginning on the Offering Date ending on the Exercise Date.

(cc) “Reorganization Event” means: (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity; (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s aggregate outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the aggregate outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction; (iii) the sale of all of the Common Stock to an unrelated person, entity or group thereof acting in concert; or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

(dd) “SEC” means the United States Securities and Exchange Commission.

(ee) “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

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Annex F

EXECUTION VERSION

STARBRIGHT WW LP

1-7-1, Kaigan

Minato-ku

Tokyo, 105-7537

Japan

PERSONAL AND CONFIDENTIAL

March 25, 2021

WeWork Companies LLC

115 W. 18th Street, 2nd Floor

New York, New York 10011

Attention: Arthur Minson, Co-Chief Executive Officer

Telephone: 646-760-2139

E-mail: aminson@wework.com

Letter Agreement

Ladies and Gentlemen:

Reference is hereby made to that certain Master Senior Secured Notes Note Purchase Agreement, dated as of August 12, 2020 (as amended, waived or otherwise modified from time to time, the “Note Purchase Agreement”), by and among WeWork Companies, LLC, a Delaware limited liability company (the “Company”), WW Co-Obligor Inc., a Delaware corporation (the “Co-Obligor”), and StarBright WW LP, a Cayman Islands exempted limited partnership (the “Purchaser”), which provides for the purchase by the Purchaser of up to $1.1 billion of 12.50% senior secured notes (the “Original Secured Notes”) to be issued by the Company (the “Original Commitment”). Capitalized terms used but not otherwise defined in this letter agreement (this “Letter Agreement”) shall have the meanings given to them in the Note Purchase Agreement.

1.	Entry into Amended and Restated Note Purchase Agreement.

Subject to the provisions of Section 2 below and the Company’s acceptance of this Letter Agreement, the Company, the Co-Obligor and the Purchaser hereby agree to enter into an Amended and Restated Note Purchase Agreement substantially in the form attached hereto as Exhibit A (the “A&R Note Purchase Agreement”), which shall provide for the purchase by the Purchaser of up to $550 million of 7.50% senior secured notes (the “New Secured Notes”) to be issued by the Company (the “New Commitment”) upon the terms and subject to the conditions set forth in the A&R Note Purchase Agreement.

For the avoidance of doubt, the Note Purchase Agreement and the Original Commitment shall remain in effect and unchanged pursuant to its terms, and the Draw Period thereunder shall continue, in each case, until the Execution Date. On the Execution Date, the Note Purchase Agreement shall be terminated and replaced by the A&R Note Purchase Agreement, and the Original Commitment shall be superseded and replaced with the New Commitment.

No commitment fees or other upfront fees are payable on the New Commitment or under the A&R Note Purchase Agreement.

2.	Conditions.

The Company, the Co-Obligor and the Purchaser shall enter into the A&R Note Purchase Agreement upon the earlier to occur (such earlier to occur date, the “Execution Date”) of (a) the date on which the merger, contribution, equity purchase or similar reorganization transaction or series of transactions resulting in the combination of WeWork Inc. (f/k/a The We Company) and the shell company (as defined under Rule 12b-2 of the United States Securities Exchange Act of 1934, as amended from time to time) identified to the Purchaser prior to the date hereof is consummated and (b) August 12, 2021. The Company and the Co-Obligor shall also satisfy the following conditions precedent: (i) to the extent required pursuant to Section 4.14(a)(10) of the Existing Unsecured Notes Indenture, the receipt by the trustee under the Existing Unsecured Notes Indenture of the letter referred to in that section and (ii) the receipt by the Purchaser of a customary legal opinion as to no conflicts of the A&R Note Purchase Agreement with the Existing Unsecured Notes Indenture.

In addition, in the event that there are outstanding Original Secured Notes under the Note Purchase Agreement as of the Execution Date, notwithstanding anything to the contrary in the Note Purchase Agreement: (a) in the case of an Execution Date pursuant to clause 2(i)(a) above, on that Execution Date, the Company shall be required to redeem, repurchase or otherwise repay and cancel such Original Secured Notes at a price of 101% of the principal amount thereof plus accrued and unpaid interest thereon to, but not including, that Execution Date; and (b) in the case of an Execution Date pursuant to clause 2(i)(b) above, if in the event on that Execution Date, any outstanding principal amount of Original Secured Notes is outstanding, the Purchaser shall have no obligation to enter into the A&R Note Purchase Agreement or purchase New Secured Notes thereunder unless and until any outstanding Original Secured Notes have been redeemed, repurchased or otherwise repaid and canceled at a price of 101% of the principal amount thereof plus accrued and unpaid interest thereon.

3.	Miscellaneous.

This Letter Agreement (including Exhibit A) and its terms and substance may not be disclosed by either party hereto or any of its affiliates, officers, directors, employees, members, partners, stockholders, attorneys, accountants, agents and advisors (collectively, “Related Persons”) to any third party or circulated or referred to publicly without the prior written consent of the other party hereto except (i) after providing written notice to the other party hereto to the extent lawfully permitted, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee or otherwise as required by applicable law or regulation or as requested by a governmental authority, (ii) to its respective Related Persons who are involved in the administration of the Note Purchase Agreement and who have been informed by it of the confidential nature of this Letter Agreement, (iii) to the extent such information becomes publicly available other than by reason of improper disclosure by it or its Related Persons in violation of any confidentiality obligations hereunder, (iv) on a confidential basis after, and subject to the entry into of the A&R Note Purchase Agreement, for customary accounting purposes, including accounting for deferred financing costs (including to its auditors), (v) in connection with any public disclosure requirement and (vi) in connection with the exercise of remedies hereunder or any suit, action or proceeding relating to this Letter Agreement or any other agreement contemplated hereby or thereby or the enforcement hereof or thereof.

The amount of any costs and expenses of the Purchaser in respect of this Letter Agreement shall be paid by the Company in accordance with Section 7.1 of the Note Purchase Agreement.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Letter Agreement, or the transactions contemplated hereby, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action

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or proceeding arising out of or relating to this Letter Agreement or the transactions contemplated hereby, in any such New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees to commence any such action, suit, proceeding or claim either in the United States District Court for the Southern District of New York or in the Supreme Court of the State of New York, New York County located in the Borough of Manhattan. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any Obligor as provided for in Section 8.1 of the Note Purchase Agreement shall be effective service of process against such party for any suit, action or proceeding brought in any such court. This Letter Agreement and any claim, controversy or dispute (whether in contract, tort or otherwise) arising under or related to this Letter Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of laws. Each of the parties hereto irrevocable waives the right to trial by jury in any action, proceeding, claim or counterclaim brought by or on behalf of any party related or arising out of this Letter Agreement or the transactions contemplated hereby.

This Letter Agreement may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Letter Agreement by facsimile transmission or electronic transmission (in .pdf format) will be effective as delivery of a manually executed counterpart hereof. This Letter Agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto.

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Very truly yours, STARBRIGHT WW LP, Acting by: STARBRIGHT LIMITED, its general partner

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Director

[Signature Pages to A&R NPA Commitment Letter]

Acknowledged and agreed as of the date first written above.

WEWORK COMPANIES LLC

By:	/s/ Jared DeMatteis
Name:	Jared DeMatteis
Title:	Chief Legal Officer & Secretary

[Signature Page to A&R NPA Commitment Letter]

EXHIBIT A

Form of A&R Note Purchase Agreement

AMENDED AND RESTATED MASTER SENIOR SECURED NOTES NOTE

PURCHASE AGREEMENT

Dated as of:

[    ]

Relating to:

Up to $550,000,000

7.50% Senior Secured Notes of WeWork Companies LLC

between

WeWork Companies LLC,

WW Co-Obligor Inc.

and

StarBright WW LP

ii

iii

EXHIBITS:

Exhibit A	–	Form of Indenture

Exhibit B	–	Form of Intercreditor Agreement

Exhibit C	–	Form of Pledge and Security Agreement

SCHEDULES:

Schedule 4.4	–	Capitalization

Schedule 4.13	–	Legal Proceedings

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AMENDED AND RESTATED MASTER SENIOR SECURED NOTES NOTE PURCHASE AGREEMENT

AMENDED AND RESTATED MASTER SENIOR SECURED NOTES NOTE PURCHASE AGREEMENT, dated as of [ ], 2021 (this “Agreement”), among WeWork Companies LLC, a limited liability company incorporated under the laws of Delaware (the “Company”), WW Co-Obligor Inc., a Delaware corporation (the “Co-Obligor”), and StarBright WW LP, a Cayman Islands exempted limited partnership (the “Purchaser”), acting by its general partner StarBright Limited, a Cayman Islands exempted company.

RECITALS

WHEREAS, pursuant to that certain Master Transaction Agreement (as it may be amended or superseded from time to time, the “MTA”), dated as of October 22, 2019, by and among The We Company, a Delaware corporation (“Holdings”), SoftBank Group Corp., a corporation incorporated under the laws of Japan (kabushiki kaisha) (“SBG”), SoftBank Vision Fund (AIV M1) L.P., a limited partnership organized under the laws of Delaware, Adam Neumann and We Holdings LLC, a limited liability company formed under the laws of Delaware, among other things, SBG committed (the “MTA Commitment”) to provide (either by itself or through its Affiliates (as defined therein)) debt financing in an aggregate original principal amount of up to US$1,100,000,000 to the Company and its Subsidiaries (as defined therein), on the terms and subject to the conditions of the MTA, including the terms set forth in Exhibit A to the MTA;

WHEREAS, the Purchaser, the Company and the Co-Obligor entered into the Master Note Purchase Agreement, dated as August 12, 2020 (the “Original Agreement”), in accordance with Section 4.01(a)(i)(x) of the MTA, and the Company and the Purchaser agreed that (i) the execution of the Original Agreement fulfilled such obligations (notwithstanding the failure to satisfy any conditions to the Debt Financing (as defined in the MTA)) and (ii) the MTA Commitment was no longer outstanding and was superseded by the commitment evidenced by this Original Agreement pursuant to which the Purchaser agreed to provide to the Company up to US$1,100,000,000 aggregate original principal amount of 12.50% senior secured notes due four (4) years from the date of the first drawing under the Original Agreement, on the terms and subject to the conditions of the Original Agreement;

WHEREAS, the Original Agreement may be amended with the written consent of the Company and the Purchaser;

WHEREAS, the Company and the Purchaser desire to amend and restate the Original

Agreement and accept the rights and obligations pursuant to this Amended and Restated Master Note Purchase Agreement (the “Agreement”) in lieu of the rights and obligations created pursuant to the Original Agreement and the Original Agreement shall be terminated and the Agreement shall be effective upon the execution hereof;

WHEREAS, upon the execution hereof, the commitment evidenced by the Original Agreement will be superseded by the commitment evidenced by this Agreement (the “Commitment”) pursuant to which the Purchaser agrees to provide to the Company up to US$550,000,000 aggregate original principal amount of 7.50% senior secured notes due eighteen (18) months2 from the date of this Agreement (the “Notes”), on the terms and subject to the conditions of this Agreement;

WHEREAS, the Company wishes to draw on the Commitment in one or more installments, and accordingly to sell to the Purchaser, and the Purchaser wishes to purchase from the Company, in each case from time to time and upon the terms and subject to the conditions contained herein (including, without limitation, the delivery of one or more Draw Notices during the Draw Period), the Notes in an aggregate original principal amount of up to US$550,000,000.

[2]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.

DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the meanings specified herein (it being understood that defined terms shall include in the singular number the plural and in the plural number the singular):

“Actions” has the meaning set forth in Section 4.13.

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person and shall include any general partner or managing member of such Person or any venture capital fund, investment fund or account now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company or investment adviser with, or is otherwise affiliated with, such Person. For purposes of this definition, a Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management or policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Money Laundering Laws” has the meaning set forth in Section 4.25.

“Authorized Officer” means the Chairman of the Board, the President, the Chief Financial Officer, the Treasurer, the Secretary, the Assistant Secretary or any other senior officer of the Company designated as such in writing to the Purchaser by the Company.

“Board of Directors” means: (1) with respect to a corporation, the Board of Directors of the corporation or any duly authorized committee of the Board of Directors; (2) with respect to a partnership, the Board of Directors of the general partner of the partnership; (3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or Board of Directors or any duly authorized committee of the Board of Directors, as the case may be; and (4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking institutions are authorized or required by law to be closed in New York City or Tokyo, Japan.

“Capital Stock” of any Person means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership, membership interests (whether general or limited) or shares in the capital of a company; and (d) any other interest or participation that confers on a Person the right to receive a share of profits and losses of, or distribution of assets of, the issuing Person; provided that Capital Stock shall not include any debt securities that are convertible into or exchangeable for any combination of Capital Stock and/or cash.

“Change in Tax Law” means any change in, or amendment to, the laws or treaties (including any regulations or official rulings promulgated thereunder) of a Relevant Tax Jurisdiction, or a change in any official position of a Relevant Tax Jurisdiction regarding the interpretation, administration or application of those laws, treaties, regulations or official rulings (including a change resulting from a final, nonappealable holding, judgment or order by a court of competent jurisdiction), in each case that both (i) becomes effective and binding on the Company and is announced after the date hereof (or, if the applicable Relevant Tax Jurisdiction became a Relevant Tax Jurisdiction on a date after the date hereof, such later date) and (ii) relates to the taxation of payment on the Notes made or treated as made to a beneficial holder resident, for tax purposes, in Japan.

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“Closing” has the meaning set forth in Section 2.4(a).

“Closing Date” has the meaning set forth in Section 2.4(a).

“Code” has the meaning set forth in Section 4.21.

“Collateral” means all property of the Company, the Co-Obligor or the Guarantors, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document.

“Collateral Agent” means the party named as such in the Indenture until a successor replaces it and, thereafter means the successor.

“Commitment” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Compliant” means, with respect to any Offering Memorandum, that (i) such Offering Memorandum does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements are made, (ii) such Offering Memorandum complies in all material respects with all applicable requirements of Regulation S-K and

Regulation S-X under the Securities Act for a registered public offering of non-convertible high-yield debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) the financial statements and other financial information included in such Offering Memorandum would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue comfort letters to the financing sources providing the debt financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period and (iv) any interim quarterly financial statements included in the Offering Memorandum have been reviewed by the Company’s independent auditors as provided by AICPA AU-C Section 930.

“Controlled Group” has the meaning set forth in Section 4.21.

“Draw Notice” has the meaning set forth in Section 2.3(a).

“Draw Period” means the period beginning on the date of this Agreement and ending on the eighteen (18) month anniversary3 of the date of this Agreement

“DTC” has the meaning set forth in Section 2.4(b).

“Enforceability Exceptions” has the meaning set forth in Section 4.6.

“Environmental Laws” has the meaning set forth in Section 4.20.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest; provided that Equity Interests shall not include any debt securities that are convertible into or exchangeable for any combination of Equity Interests and/or cash.

[3]	NTD: Draw Period shall end no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

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“ERISA” has the meaning set forth in Section 4.21.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Unsecured Notes” means the 7.875% Senior Notes due 2025 issued pursuant to the Existing Unsecured Notes Indenture.

“Existing Unsecured Notes Indenture” means the indenture, dated as of April 30, 2018, among the Company, the guarantors from time to time party thereto and U.S. Bank National Association, as successor trustee, as it may be amended, supplemented, restated or otherwise modified from time to time.

“Financing Documents” means, collectively, this Agreement, the Indenture, including the Guarantees, the Notes, the Security Documents, the Intercreditor Agreement and all certificates, instruments, financial and other statements and other documents made or delivered in connection herewith and therewith.

“GAAP” has the meaning set forth in Section 4.1.

“Governmental Authority” means any federal, regional, state, municipal, local, foreign, multinational or supranational government or quasi-governmental authority, or any subdivision, department, bureau, administrative agency, board, commission, court, instrumentality or other authority thereof.

“Guarantors” means each Subsidiary of the Company that is a guarantor under the Existing Unsecured Notes Indenture and any Subsidiary of the Company that will provide a Guarantee pursuant to the Indenture. If a Guarantee of a Subsidiary is released pursuant to the Indenture, such Subsidiary shall be deemed to no longer be a party hereto effective on the date of such release and so long as such Subsidiary is not a Guarantor.

“Guarantees” mean the guarantees of the Notes issued pursuant to the Indenture.

“Holdings” has the meaning set forth in the Recitals.

“Indemnitees” has the meaning set forth in Section 7.2.

“Indenture” means the indenture, to be dated as of the first Closing Date hereunder or the date of the closing of the first Syndicated Private Placement Offering hereunder, by and among the Company, the Guarantors, the Trustee and the Collateral Agent, substantially in the form attached hereto as Exhibit A, as it may be amended, supplemented, restated or otherwise modified from time to time.

“Institutional Accredited Investor means any Person that is an “institutional accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D.

“Intellectual Property” has the meaning set forth in Section 4.15.

“Intercreditor Agreement” means the Pari Passu Intercreditor Agreement, dated as of the first Closing Date hereunder or the date of the closing of the first Syndicated Private Placement Offering hereunder, by and among Goldman Sachs Bank International, as authorized representative for the Credit Agreement Secured Parties (as defined therein), the Collateral Agent, as authorized representative for the Senior Secured Notes Creditors (as defined therein), the Company and the Guarantors, substantially in the form attached hereto as Exhibit B.

“Investment Company Act” means the Investment Company Act of 1940 (or any successor provision), as it may be amended from time to time.

“IT Systems and Data” has the meaning set forth in Section 4.35.

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“LC Facility” means the letter of credit facility established under the Credit Agreement, dated as of December 27, 2019, by and among the Company and SBG, as obligors, the several issuing creditors and letter of credit participants from time to time party thereto and Goldman Sachs International Bank, as administrative agent, as it may be amended, supplemented, restated or otherwise modified from time to time.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“Losses” has the meaning set forth in Section 6.2(a).

“Marketing Period” has the meaning set forth in Section 3.15.

“Master Unsecured Notes Purchase Agreement” means that certain agreement by and among the Company, the Co-Obligor and the Purchaser, dated as of December 27, 2019, governing the purchase and sale of senior unsecured notes of the Company as contemplated by Exhibit B of the MTA.

“Material Adverse Effect” has the meaning set forth in Section 4.2.

“MTA” has the meaning set forth in the Recitals.

“Notes” has the meaning set forth in the Recitals.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit, surety or performance bonds and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the Notes, Guarantees, Indenture and Security Documents.

“Offering Memorandum” means an offering memorandum for the Notes in customary form for offering memoranda or private placement memoranda used in a Syndicated Private Placement Offering of private for life non-convertible debt securities and containing all information (other than a “description of notes,” “plan of distribution” and other information customarily provided by the underwriter or initial purchasers or their counsel, unless such information or sections have been so provided in a form agreed by the Company), including any audited and unaudited financial statements, pro forma and/or as adjusted financial statements or information, as applicable, and other financial data, in each case, of the type and form that are customarily included in an offering memorandum for such a Syndicated Private Placement Offering, and that would be necessary for the investment banks referenced in the offering memorandum to receive, in the case of a Syndicated Private Placement Offering under Rule 144A, “comfort” customary for senior high yield debt securities (including customary “negative assurance” comfort) from independent accountants of the Company in connection with the offering of the Notes.

“Patriot Act” means the PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (or any successor provision), as it may be amended from time to time.

“Perfection Requirements” means the filing of appropriate Uniform Commercial Code financing statements with the office of the Secretary of State of the state of organization of the Company, the Co-Obligor or the applicable Guarantor, the filing of appropriate assignments or notices with the U.S. Patent and Trademark Office and the U.S. Copyright Office, in each case in favor of the Collateral Agent for the benefit of the Collateral Agent, the Trustee and the holders of the Notes and, subject to the terms of the Intercreditor Agreement, the delivery to the

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Collateral Agent of any stock certificate or promissory note required to be delivered pursuant to the applicable Security Documents, together with instruments of transfer executed in blank.

“Person” means any natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any Governmental Authority.

“Plan” has the meaning set forth in Section 4.21.

“Private Resale Offering” has the meaning set forth in Section 6.1(a).

“Proposed Amendments” has the meaning set forth in Section 6.1(e).

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the Preamble.

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Regulation D” means Regulation D under the Securities Act (or any successor provision), as it may be amended from time to time.

“Regulation S” means Regulation S under the Securities Act (or any successor provision), as it may be amended from time to time.

“Relevant Tax Jurisdiction” means (i) the United States of America, any political subdivision thereof, or any authority or agency therein having the power to tax or (ii) any other jurisdiction from which the Company makes payment on the Notes or in which the Company is organized or generally is or becomes subject to taxation.

“Resale OM Notice” has the meaning set forth in Section 6.1(b).

“Responsible Officer” of any Person means the chairman, the chief executive officer, the president, the chief operating officer, the chief financial officer, the chief accounting officer or the treasurer thereof.

“Rule 144A” means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

“Sanctioned Country” has the meaning set forth in Section 4.26.

“Sanctions” has the meaning set forth in Section 4.26.

“Sarbanes Oxley” has the meaning set forth in Section 4.22.

“SBG” has the meaning set forth in the Recitals.

“SBG Unsecured Notes Indenture” means the indenture, dated as of July 10, 2020, among the Company, the Co-Obligor, the guarantors party thereto and U.S. Bank National Association, as Trustee, as it may be amended, supplemented, restated or otherwise modified from time to time, governing the notes purchased pursuant to the Master Unsecured Notes Purchase Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

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“Security Agreement” means the Pledge and Security Agreement, to be dated as of the first Closing Date hereunder, or the date of the closing of the first Syndicated Private Placement Offering hereunder, made by, among others, the Company, the Co-Obligor and the Guarantors in favor of the Collateral Agent substantially in the form attached hereto as Exhibit C.

“Security Documents” means the Security Agreement and all other security documents delivered to the Collateral Agent granting a Lien on any property of any Person to secure the Obligations.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the sum of the debt (including contingent liabilities) of such Person and its Subsidiaries, taken as a whole, does not exceed the fair value of the assets (on a going concern basis) of such Person and its Subsidiaries, taken as a whole, (ii) the present fair saleable value of the assets (on a going concern basis) of such Person and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured in the ordinary course of business; (iii) the capital of such Person and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of such Person and its Subsidiaries, taken as a whole, contemplated as of the date hereof; and (iv) such Person and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debt as they mature in the ordinary course of business. For purposes of this definition, (i) “debt” means liability on a “claim”, and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Subsidiary” of any Person means (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person (or any combination thereof); and (2) any partnership, limited liability company or similar entity (a) the sole general partner, the managing general partner or the sole managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners or managing members of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Suspension Period” has the meaning set forth in Section 6.1(c).

“Syndicated Private Placement Offering” has the meaning set forth in Section 2.3(b).

“Syndication Notice” has the meaning set forth in Section 2.3(b).

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter means the successor.

1.2 Computation of Time Periods. For purposes of computation of periods of time under the Financing Documents, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding.”

1.3 Terms Generally. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, and (c) the words “including” and “includes” shall mean “including without limitation” and “includes without limitation”, as applicable.

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1.4 Accounting Terms. Accounting terms used but not otherwise defined herein shall have the meanings provided, and be construed in accordance with, GAAP.

SECTION 2.

THE NOTES

2.1 Authorization of Issue. On or prior to the applicable Closing Date, the Company will authorize the issuance and sale of the Notes to be issued and sold on such Closing Date. The Notes shall be substantially in the form specified in the Indenture.

2.2 Sale and Purchase of the Notes. Subject to the terms and conditions herein set forth, including the delivery of one or more Draw Notices at any time during the Draw Period, the Company may issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company, from time to time, at a purchase price of 100% of the principal amount thereof (the “Purchase Price”), up to $550,000,000 aggregate principal amount of Notes.

2.3 Draw Procedures.

(a) The Company shall provide written notice (each such notice, a “Draw Notice”) to the Purchaser of its request to draw on the Commitment or any portion thereof, and accordingly, to sell Notes to the Purchaser. The Draw Notice shall specify (i) the principal amount of Notes requested to be sold by the Company and purchased by the Purchaser (which amount shall be at least $50.0 million) and (ii) the requested issuance date for such Notes. During the Draw Period, the Company shall not be entitled to deliver a Draw Notice within 30 days of the most recently delivered Draw Notice.

(b) The Purchaser may deliver a notice (a “Syndication Notice”) to the Company within thirty (30) days of receipt of the Draw Notice notifying the Company that the Purchaser intends to engage an investment bank or investment banks to offer and sell Notes in the amount of the Draw Amount or any portion thereof to third-party investors pursuant to Rule 144A, Rule 4(a)(2) or Regulation D (a “Syndicated Private Placement Offering”); provided that following [●]4, 202[●] (the “Restricted Period”), no such Syndication Notice may be delivered. For the avoidance of doubt, the foregoing restriction on any delivery of a Syndication Notice during the Restricted Period shall not prevent the Purchaser from selling Notes in a Private Resale Offering for any Notes that have been issued or receiving assistance from the Company in connection with such Private Resale Offering pursuant to Section 6.1 hereof. In the event that the Purchaser delivers a Syndication Notice, the marketing period requirements set forth in Section 3.15 shall be required to be satisfied prior to the Purchaser being obligated to purchase the Notes with respect to which a Syndication Notice has been delivered. The Purchaser’s obligations pursuant to this Agreement to purchase the Notes with respect to any Draw Notice will be satisfied upon receipt by the Company of proceeds equal to 100% of the principal amount of Notes specified in such Draw Notice, even if all or a portion of such proceeds have been received from third-parties in a Syndicated Private Placement Offering.

2.4 Closing.

(a) Subject to the terms and conditions set forth herein, the sale to and purchase by the Purchaser of any Notes with respect to a Draw Notice shall (unless alternative arrangements have been agreed in connection with a Syndicated Private Placement Offering) occur at a closing (each a “ Closing”) on a Business Day to be agreed upon by the Company and the Purchaser (each a “Closing Date”); which shall be no later than five (5) Business Days after the date on which all conditions precedent to such Closing contained in Section 3 have been satisfied or waived by the Purchaser (other than conditions that by their terms can only be satisfied on the Closing Date). For the avoidance of doubt, a Closing Date may not occur after the expiration of the Draw Period, irrespective of whether the Company has delivered during the Draw Period a duly executed Draw Notice in accordance with the

[4]	To be dated two months prior to the maturity date.

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terms set forth herein. In the event the Company has entered into a purchase or placement agreement in connection with a Syndicated Private Placement Offering, the sale of Notes thereunder will be subject to any additional conditions set forth therein.

(b) The Notes to be purchased by the Purchaser will be represented by one or more definitive global Notes in book-entry form which will be deposited by or on behalf of the Company with The Depository Trust Company (“DTC”) or its designated custodian. At each Closing, the Company will deliver the applicable Notes to the Purchaser, by causing DTC to credit such Notes to the account of the Purchaser, against payment by the Purchaser, of the applicable Purchase Price therefor, by wire transfer of immediately available funds to such bank account or accounts as the Company may specify in writing at least five (5) Business Days prior to each Closing Date. The certificates for the Notes purchased pursuant to this Agreement shall be in such denominations and registered in the name of Cede & Co., as nominee of DTC, and if requested by the Purchaser, shall be made available for inspection by the Purchaser on the Business Day preceding each Closing Date.

(c) If, at any Closing, the Company shall fail to deliver the applicable Notes to the Purchaser, or any of the conditions specified in Section 3 shall not have been fulfilled or waived, then the Purchaser shall be relieved from its obligations to purchase the Notes to be purchased by the Purchaser under the applicable Draw Notice, without thereby waiving any rights (if any) the Purchaser may have by reason of such failure or such non-fulfillment.

2.5 Limitation on Prepayments of Existing Unsecured Notes. The Company agrees that from the first Closing Date hereunder, through the final maturity date of the Notes (or such earlier date as all the Notes are repaid, redeemed or otherwise cease to be outstanding), without the prior written consent of the Purchaser, the Company will not and will not permit any of its Subsidiaries to make or pay, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on the Existing Unsecured Notes, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of the Existing Unsecured Notes, except for payments of regularly scheduled interest on the Existing Unsecured Notes and except for payments of customary consent fees in connection with a consent solicitation with respect to the Existing Unsecured Notes. Prior to the first Closing Date hereunder, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on the Existing Unsecured Notes, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of the Existing Unsecured Notes, except for payments of regularly scheduled interest on the Existing Unsecured Notes and except for payments of customary consent fees in connection with a consent solicitation with respect to the Existing Unsecured Notes, shall result in the termination of the Commitment hereunder.

2.6 Early Termination. The Company agrees that if the Company or any of its Subsidiaries enters into Debt Facilities (as such term is defined in the SBG Unsecured Notes Indenture) in an aggregate principal amount (or providing for revolving loans in an amount) equal to or greater than $550.0 million subsequent to the date hereof, then any remaining Commitment hereunder shall terminate and any outstanding Notes shall be redeemed in accordance with the terms of the Indenture. The preceding sentence shall not apply to (i) Indebtedness (as such term is defined in the SBG Unsecured Notes Indenture) that is outstanding on March 25, 2021, (ii) Indebtedness (as such term is defined in the SBG Unsecured Notes Indenture) incurred under the SBG Unsecured Notes Indenture or the LC Facility, or (iii) any Refinancing Indebtedness (as such term is defined in the SBG Unsecured Notes Indenture) that serves to refinance the Indebtedness described in Section 2.6(i) or Section 2.6(ii), in each case, of the Company or any of its Subsidiaries.

2.7 New Debt Facilities. The Company shall use its best efforts to enter into Debt Facilities (as such term is defined in the SBG Unsecured Notes Indenture) in an aggregate principal amount (or providing for revolving loans in an amount) equal to or greater than $550.0 million at terms no less favorable to the Company, in the aggregate, than the terms of the Notes as set forth in this A&R Note Purchase Agreement.

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SECTION 3. CONDITIONS TO CLOSING

The Purchaser’s obligation to purchase and pay for the Notes to be purchased by it at a Closing is subject to the satisfaction or waiver by it prior to or at such Closing of each of the conditions specified below in this Section 3 (the condition contained in Section 3.15 shall only be required to be satisfied or waived to the extent that the Purchaser has timely delivered a Syndication Notice with respect to a Draw Notice):

3.1 Representations and Warranties. The representations and warranties of the Company and the Co-Obligor set forth in Section 4 shall be true and correct in all material respects on and as of the date of the Closing Date; provided that, in each case, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that, in each case, any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects on such date of such Closing Date or on such earlier date, as the case may be.

3.2 Performance. The Company shall have performed and complied in all material respects with all agreements and covenants contained herein required to be performed or complied with by it prior to or at the Closing Date (or such compliance shall have been waived on terms and conditions reasonably satisfactory to the Purchaser).

3.3 Compliance Certificates. The Company and the Co-Obligor shall have delivered to the Purchaser closing certificates, dated as of the Closing Date, certifying, among other things, as to (i) its certificate of incorporation (or, if a limited liability company or limited partnership, certificate of formation) and by-laws (or, if a limited liability company, limited liability company agreement or limited partnership, agreement of limited partnership), as the case may be, (ii) the incumbency and signatures of its applicable officers, (iii) other corporate, limited liability company or limited partnership, as the case may be, proceedings (including board and/or stockholder, member or general partner resolutions) relating to the authorization, execution and delivery of the Financing Documents, and (iv) that the conditions specified in this Section 3 or Section 2.5 have been fulfilled or expressly waived.

3.4 Opinions of Counsel. Subject to the receipt of necessary and customary documentation and certification, at the Closing, the Purchaser shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Company (or such other counsel reasonably acceptable to the Purchaser), dated the Closing Date, covering such matters as would be customarily included in an opinion to an initial purchaser in a private placement of securities of similar type as the Notes in form and substance reasonably satisfactory to the Purchaser; provided that any opinions with respect to the Uniform Commercial Code, the Liens on the Collateral and the Security Documents shall only be required for the first Closing Date hereunder.

3.5 No Material Adverse Change. Subsequent to the execution and delivery of the MTA, no change, event, development or condition has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect, other than such changes, events, developments or conditions that have been disclosed in writing to the Purchaser or its Affiliates prior to March 25, 2021 or the date hereof.

3.6 No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Notes by the Company or the issuance of the Guarantees by the Guarantors; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Notes by the Company or the issuance of the Guarantees.

3.7 No Default. Before and after giving effect to the issuance of the Notes, there is no default or event of default that exists (or would have been resulted therefrom) under the Existing Unsecured Notes Indenture, the SBG Unsecured Notes Indenture or the LC Facility.

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3.8 Good Standing. The Purchaser has received reasonably satisfactory evidence of the good standing of the Company and the Co-Obligor, in their respective jurisdictions of organization, and their good standing in such other material jurisdictions as the Purchaser may reasonably request, in each case in writing or any standard form of telecommunication, from the appropriate governmental authorities of such jurisdictions.

3.9 DTC. The Notes shall be eligible for clearance and settlement through DTC.

3.10 Indenture and Securities. At the first Closing Date hereunder, the Indenture shall have been duly executed and delivered by a duly authorized officer of the Company, the Co-Obligor, each Guarantor, the Trustee and the Collateral Agent, and, at the applicable Closing Date the Notes shall have been duly executed and delivered by a duly authorized officer of the Company and duly authenticated by the Trustee.

3.11 Security Documents. At the first Closing Date hereunder, the Security Documents shall have been duly executed and delivered by a duly authorized officer of the Company, the Co-Obligor, each Guarantor party thereto, the Trustee and the Collateral Agent.

3.12 Intercreditor Agreement. At the first Closing Date hereunder, the Intercreditor Agreement shall have been duly executed and delivered by a duly authorized officer of the Company, the Guarantors, Goldman Sachs Bank International, as authorized representative for the Credit Agreement Secured Parties (as defined therein), and the Collateral Agent, as authorized representative for the Senior Secured Notes Creditors (as defined therein).

3.13 [Reserved].

3.14 Payment of Expenses. At the Closing, the Purchaser shall have received from the Company all reasonable out-of-pocket expenses pursuant to Section 7.1 that have been invoiced no later than two (2) days prior to the date of the Closing (including the reasonable fees, charges and disbursements of one counsel and, if necessary, of one local counsel in each relevant material jurisdiction to the Purchaser, incurred in connection with each Closing).

3.15 Marketing Period. The Purchaser and any investment banks engaged by the Purchaser in connection with a Syndicated Private Placement Offering shall have been afforded a period of at least twenty-five (25) Business Days commencing upon receipt of an Offering Memorandum to place the Notes with qualified investors (the “Marketing Period”); provided that the Marketing Period shall not commence or be deemed to have commenced if after the date of this Agreement and prior to the completion such twenty-five (25) Business Day period (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information to be included in the Offering Memorandum or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable historical financial statements or other financial information has been amended and updated or the Company has publicly announced or informed the Purchaser that it has concluded that no restatement shall be required, (B) the Company’s independent auditors shall have withdrawn their audit opinion with respect to any financial statements to be included in the Offering Memorandum for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another independent public accounting firm reasonably acceptable to the Purchaser, or (C) the Offering Memorandum would not be Compliant at any time during the twenty-five (25) Business Day period, in which case the Marketing Period shall not commence or be deemed to commence unless and until the Offering Memorandum is updated or supplemented so that it is Compliant (it being understood that if any Offering Memorandum provided at the commencement of the Marketing Period ceases to be Compliant during such twenty-five (25) Business Day period, then the Marketing Period shall be deemed not to have commenced).

3.16 Financial Statements. The Purchaser shall have received all financial statements and other information that have been delivered following the date hereof pursuant to Section 4.06 of the Existing Unsecured Notes Indenture within the time periods prescribed therein.

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3.17 Filings, Registrations and Recordings. At the first Closing Date hereunder, each document (including any Uniform Commercial Code financing statement) required by the Security Documents or under law or reasonably requested by the Purchaser to be filed, registered or recorded in order to create in favor of the Collateral Agent, for the benefit of itself, the Trustee and the holders of the Notes, a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (other than with respect to Permitted Liens (as defined in the Indenture)), shall be in proper form for filing, registration or recordation, such that upon such filings and recordations such security interests constitute valid and perfected Liens thereon (subject to Permitted Liens).

3.18 Pledged Stock; Stock Powers; Pledged Notes. At the first Closing Date hereunder, the Trustee (or its agents or bailees, pursuant to Section 2.09 of the Intercreditor Agreement) shall have received the certificates representing the shares of Equity Interests (if any) pledged pursuant to the Security Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof.

Notwithstanding anything to the contrary, that to the extent any Collateral (other than (i) any Collateral to the extent that a Lien on such Collateral may be perfected by the filing of a financing statement under the Uniform Commercial Code and (ii) domestic intellectual property that may be perfected through the filing of a “short-form” intellectual property agreement with the U.S. Patent and Trademark Office and/or U.S. Copyright Office) is not or cannot be provided on the first Closing Date hereunder, after the Company’s, the Co-Obligor’s and the Guarantors’ use of commercially reasonable efforts to do so or without undue burden or expense, the delivery or provision of such Collateral shall not constitute a condition precedent to the Purchaser’s obligation to purchase and pay for the Notes on the first Closing Date hereunder, but will instead be required to be delivered, provided and/or perfected pursuant to arrangements to be mutually agreed by the Purchaser and the Company, in each case, within sixty (60) days (or such longer period as the Purchaser may reasonably agree) after the first Closing Date hereunder.

3.19 Lien Searches. At the first Closing Date hereunder, the Collateral Agent and the Trustee shall have received the results of (A) Uniform Commercial Code, judgment and tax Lien searches under the Uniform Commercial Code (or applicable judicial docket) as in effect in each jurisdiction in which filings or recordations under the Uniform Commercial Code should be made to evidence or perfect security interests in the Collateral of each of the Company and the Guarantors, and pending litigation and bankruptcy searches, in form and substance reasonably satisfactory thereto, with respect to each of the Company and the Guarantors, indicating among other things that the assets of each of the Company and the Guarantors are free and clear of any Lien (except for Permitted Liens (as defined in the Indenture)) and (B) searches at United States Copyright Office and the United States Patent and Trademark Office, in form and substance reasonably satisfactory thereto, with respect to each of the Company and the Guarantors with respect to filings against registered intellectual property at the United States Copyright Office or the United States Patent and Trademark Office.

3.20 Other Collateral Documentation. At the first Closing Date hereunder, the Collateral Agent shall have received any documents reasonably requested thereby that are required by the terms of the Security Documents to evidence its security interest in the Collateral (including, without limitation all intellectual property security agreements to be filed with the United States Copyright Office or the United States Patent and Trademark Office, as applicable, and other filings evidencing a security interest in any intellectual property included in the Collateral).

3.21 Appointment of Trustee and Collateral Agent. The Company shall have appointed a Trustee and Collateral Agent under the Indenture, each of which shall be reasonably satisfactory to the Purchaser.

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SECTION 4.

REPRESENTATIONS AND WARRANTIES

The Company and the Co-Obligor jointly and severally represent and warrant to the Purchaser as of the date of this Agreement that:

4.1 Financial Statements. The consolidated financial statements and the related notes thereto of Holdings and its consolidated Subsidiaries delivered to the Purchaser pursuant to Section 3.16 hereof present fairly in all material respects the financial position of Holdings and its consolidated subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”).

4.2 Organization and Good Standing. The Company, the Co-Obligor and each of the Guarantors have been duly organized and are validly existing and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (or, if applicable, the equivalent in the applicable jurisdiction) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are currently engaged, except where the failure to be so qualified, in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, management, financial position, results of operations or prospects of the Company and its Subsidiaries taken as a whole or on the performance by the Company, the Co-Obligor and the Guarantors of their obligations under the Financing Documents (a “Material Adverse Effect”).

4.3 No Material Adverse Change. Since the date of the MTA and prior to the Closing Date, there has been no event, development or circumstance, either individually or in the aggregate, that has had, or would be reasonably expected to have, a Material Adverse Effect, other than such events, developments or circumstances that have been disclosed in writing to the Purchaser or its Affiliates prior to the date hereof.

4.4 Capitalization. The Company had the capitalization as of December 31, 2021, as set forth in Schedule 4.4 hereto; and all the outstanding shares of capital stock or other equity interests of each Guarantor have been duly authorized and validly issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party other than Permitted Liens (as defined in the Indenture).

4.5 Due Authorization. The Company and the Co-Obligor have and, as of the first Closing Date, each of the Guarantors will have, full right, power and authority to execute and deliver this Agreement and each other Financing Document, to the extent a party hereto or thereto, and to perform their respective obligations hereunder and thereunder; and all action required to be taken by them for the due and proper authorization, execution and delivery of each of the Financing Documents, to the extent a party thereto, and the consummation by them of the transactions contemplated thereby has been or will be duly and validly taken on or prior to the applicable Closing Date.

4.6 The Indenture. The Indenture has been duly authorized by the Company and the Co-Obligor and, as of the first Closing Date, will be duly authorized by each of the Guarantors, and on the first Closing Date hereunder will be duly executed and delivered by the Company, the Co-Obligor and each of the Guarantors and, when duly executed and delivered in accordance with its terms by each of the other parties thereto, will constitute a valid and legally binding agreement of the Company, the Co-Obligor and each of the Guarantors enforceable against the Company, the Co-Obligor and each of the Guarantors in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, preference and other similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”).

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4.7 The Notes and the Guarantees. The Notes have been duly authorized by the Company and the Co-Obligor and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company and the Co-Obligor enforceable against the Company and the Co-Obligor in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture; and, as of the first Closing Date, the Guarantees will have been duly authorized by each of the Guarantors and, when the Notes have been duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be valid and legally binding obligations of each of the Guarantors, enforceable against each of the Guarantors in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

4.8 Security Documents. Each Security Document has been duly authorized by the Company and the Co-Obligor and, as of the first Closing Date hereunder, will be authorized by each of the Guarantors party thereto, and on the first Closing Date hereunder will be duly executed and delivered by the Company, the Co-Obligor and the Guarantors party thereto and, when duly executed and delivered in accordance with its terms by each of the other parties thereto, will constitute a valid and legally binding agreement of the Company, the Co-Obligor and the Guarantors party thereto enforceable against the Company, the Co-Obligor and each of the Guarantors party thereto in accordance with its terms, subject to the Enforceability Exceptions. Subject to (i) the terms of the last paragraph of Section 3, (ii) the Enforceability Exceptions, (iii) the Perfection Requirements and (iv) the provisions of the Indenture, the Security Documents create legal, valid and enforceable Liens on all of the Collateral in favor of the Collateral Agent, for the benefit of itself, the Trustee and the holders of the Notes, and upon the satisfaction of the requirements of the applicable Security Documents, such Liens constitute perfected Liens (with the priority that such Liens are expressed to have under the relevant Security Documents) on the

Collateral (to the extent such Liens are required to be perfected under the terms of the Indenture) securing the Obligations in respect of the Notes and the Indenture, in each case as and to the extent set forth therein.

4.9 Agreement. This Agreement has been duly authorized, executed and delivered by the Company and the Co-Obligor and, when duly executed and delivered by the Purchaser, will constitute a valid and legally binding agreement of the Company and the Co-Obligor in accordance with its terms, subject to the Enforceability Exceptions.

4.10 No Violation or Default. None of the Company, the Co-Obligor or any of the Guarantors is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or the Guarantors is a party or by which the Company or the Guarantors is bound or to which any property or asset of the Company or the Guarantors is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.11 No Conflicts. The execution, delivery and performance by the Company, the Co-Obligor and each of the Guarantors of each of the Financing Documents to which each is a party, the issuance and sale of the Notes and the issuance of the Guarantees and compliance by the Company, the Co-Obligor and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Financing Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company, the Co-Obligor or any Guarantor pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company, the Co-Obligor or any Guarantor is a party or by which the Company, the Co-Obligor or any Guarantor is bound or to which any property, right or asset of the Company, the Co-Obligor or any Guarantor is

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subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Company, the Co-Obligor, or any Guarantor or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.12 No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company, the Co-Obligor and each of the Guarantors of each of the Financing Documents to which it is a party, the issuance and sale of the Notes and the issuance of the Guarantees and compliance by the Company, the Co-Obligor and each of the Guarantors with the terms thereof and the consummation of the transactions contemplated by the Financing Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase of the Notes by the Purchaser.

4.13 Legal Proceedings. Other than as set forth in Schedule 4.13 hereto, there are no legal, governmental or regulatory investigations, actions, demands, claims, suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect; and no such Actions are threatened or, to the knowledge of the Company, the Co-Obligor and each of the Guarantors, contemplated by any governmental or regulatory authority or threatened by others that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.14 Title to Real and Personal Property. The Company and its Subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the businesses of the Company and its Subsidiaries, taken as a whole (other than with respect to Intellectual Property, title of which is addressed exclusively in Section 4.15), in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries, taken as a whole, (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or (iii) that constitute Permitted Liens (as defined in the Indenture).

4.15 Intellectual Property. (i) To their knowledge with respect to third party patents, the Company and its Subsidiaries own, have the right to use or can obtain on reasonable terms the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses, except where the failure to own, have the right use or ability to obtain such rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company or any of its Subsidiaries infringes or misappropriates any Intellectual Property of any Person, except where the conflict would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iii) the Company and its Subsidiaries have not received any written notice of any claim relating to Intellectual Property that would reasonably be expected to have a Material Adverse Effect; and (iv) to the knowledge of the Company and any Guarantor, the Intellectual Property of the Company and its Subsidiaries is not being infringed, misappropriated or otherwise violated by any Person, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.16 Investment Company Act. Neither the Company nor any of the Guarantors is, and after giving effect to the offering and sale of the Notes and the application of the proceeds thereof, none of them will be, an “investment

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company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

4.17 Taxes. The Company and its Subsidiaries have paid all federal, state, local and foreign taxes due and payable by the Company or its Subsidiaries, other than any such taxes (i) not overdue by more than thirty (30) days, or (ii) being contested in good faith and for which the Company has established adequate reserves in accordance with GAAP, and filed all tax returns required to be filed, except where the failure to so pay such taxes or file such tax returns would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.18 Licenses and Permits. The Company and its Subsidiaries possess all licenses, sub-licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses (as currently being conducted), except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, sub-license, certificate, permit or authorization or has any reason to believe that any such license, sub-license, certificate, permit or authorization will not be renewed in the ordinary course, other than any revocation or modification or non-renewal that would not, individually or in the aggregate, reasonably be expected to have Material Adverse Effect.

4.19 No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, the Co-Obligor and each of the Guarantors, is contemplated or threatened, except in each case as would not reasonably be expected to have a Material Adverse Effect.

4.20 Certain Environmental Matters. (i) The Company and its Subsidiaries (x) are in compliance with all applicable federal, state, local and foreign laws (including common law), rules, regulations, requirements, decisions, judgments, decrees, orders and other legally enforceable requirements relating to pollution or the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (z) have not received notice of any actual or potential liability or obligation under or relating to, or any actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, , (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its Subsidiaries and (iii) the Company has not received notice of any administrative or judicial proceeding that is pending, or that is known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, except in the case of each of (i), (ii) and (iii) above, for any such matter as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.21 Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to ERISA, for which the Company would have any liability, whether directly or through any member of its “Controlled Group” (defined as any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001(a)(14) of ERISA or any entity that would be regarded as a single employer with the Company under Section 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended (the “Code”)) (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan, excluding transactions effected pursuant to a statutory or administrative exemption; (iii) for each

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Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no Plan has failed (whether or not waived), or is reasonably expected to fail, to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA or Section 412 of the Code) applicable to such Plan; (iv) no Plan is, or is reasonably expected to be, in “at risk status” (within the meaning of Section 303(i) of ERISA), and no Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA is in “endangered status” or “critical status” (within the meaning of Sections 304 and 305 of ERISA); (v) the fair market value of the assets of each Plan exceeds the present value of all benefits accrued under such Plan (determined based on those assumptions used to fund such Plan); (vi) no “reportable event” (within the meaning of Section 4043(c) of ERISA and the regulations promulgated thereunder) has occurred or is reasonably expected to occur; (vii) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified, and nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification; (viii) neither the Company nor any member of the Controlled Group has incurred, nor does the Company reasonably expect any such party to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA); and (ix) none of the following events has occurred or is reasonably likely to occur: (A) a material increase in the aggregate amount of contributions required to be made to all Plans subject to Title IV of ERISA by the Company and its Controlled Group affiliates in the current fiscal year of the Company and its Controlled Group affiliates compared to the amount of such contributions made in the Company’s and its Controlled Group affiliates’ most recently completed fiscal year; or (B) a material increase in the Company and its Subsidiaries’ “accumulated post-retirement benefit obligations” (within the meaning of Accounting Standards Codification Topic 715-60) compared to the amount of such obligations in the Company and its Subsidiaries’ most recently completed fiscal year, except in each case with respect to the events or conditions set forth in (i) through (ix) hereof, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.22 Accounting Controls. The Company and its Subsidiaries, taken as a whole, maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that have been designed to comply with the requirements of the Exchange Act applicable to the Company and have been designed by, or under the supervision of, the principal executive and principal financial officer, or persons performing similar functions, provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There are no material weaknesses in the Company’s internal controls over financial reporting. It is understood that the Company is not required to comply with the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley”) and the Company is not representing in this subsection that it is in compliance with Section 404 or any other provision of Sarbanes Oxley.

4.23 Insurance. The Company and its Subsidiaries have insurance covering their respective properties, operations, personnel and businesses, including business interruption insurance, which insurance is in amounts and insures against such losses and risks as are, in the Company’s reasonable judgment, adequate to protect the Company and its Subsidiaries and their respective businesses; and neither the Company nor any of its Subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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4.24 No Unlawful Payments. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company and each of the Guarantors, any director, officer or employee of the Company or any of its Subsidiaries or any agent, Affiliate or other Person associated with or acting on behalf of the Company or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company and its Subsidiaries have instituted and maintain, and will continue to maintain, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws applicable to the Company or any of its subsidiaries.

4.25 Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Organised and Serious Crime Ordinance (Chapter 455 of the Laws of Hong Kong) and Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Chapter 615 of the Laws of Hong Kong), and the applicable money laundering statutes of all other jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company or any of the Guarantors, threatened.

4.26 No Conflicts with Sanctions Laws. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company or any Guarantor, any of its directors, officers or employees, or any agent, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company, any of its Subsidiaries or any of the Guarantors located, organized or resident in a country or territory that is the subject or target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, initial purchaser, advisor, investor or otherwise) of Sanctions. For the past five (5) years, the Company and its Subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country, each to the extent in violation of applicable Sanctions.

4.27 Solvency. On and immediately after each Closing Date, the Company, the Co-Obligor and the Guarantors (taken as a whole) will be Solvent.

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4.28 No Restrictions on Subsidiaries. No Subsidiary of the Company is currently subject to any material prohibition, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s properties or assets to the Company or any other Subsidiary of the Company, except for (a) any such prohibition or restriction contained in the credit agreement governing the LC Facility or the Existing Unsecured Notes Indenture or SBG Unsecured Notes Indenture, (b) any restrictions contained in the shareholders’ agreements entered into with investors in WeWork Asia Holding Company B.V., WeWork Greater China Holding Company B.V. and WeWork Japan GK, respectively, or (c) any such prohibition or restriction that will be permitted by the Indenture.

4.29 No Broker’s Fees. Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any Person (other than this Agreement) that would give rise to a valid claim against any of them or the Purchaser for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Notes.

4.30 No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Notes in a manner that would require registration of the Notes under the Securities Act.

4.31 No General Solicitation or Directed Selling Efforts. None of the Company or any of its Affiliates or any other Person acting on its or their behalf (other than any investment bank engaged pursuant to a Private Resale Offering or a Syndicated Private Placement Offering, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Notes by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engaged in any directed selling efforts within the meaning of Regulation S, and all such Persons have complied with the offering restrictions requirement of Regulation S.

4.32 Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Purchaser contained in Section 5 and its compliance with its agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Notes to the Purchaser, to register the Notes under the Securities Act or to qualify the Indenture under the Trust Indenture Act of 1939, as amended.

4.33 [Reserved].

4.34 Margin Rules. Neither the issuance, sale and delivery of the Notes nor the application of the proceeds thereof by the Company will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

4.35 Cybersecurity. (i)(x) To the knowledge of the Company and the Guarantors, there has been no security breach or other compromise of or relating to any of the Company’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and its Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data, except as would not, in the case of this clause (i) reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) the Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in

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the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (iii) the Company and its Subsidiaries have used reasonable best efforts to implement backup and disaster recovery technology consistent with industry standards and practices in all material respects.

SECTION 5.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Company and the Co-Obligor as of the date of this Agreement that:

5.1 Organization and Good Standing. The Purchaser is duly formed, existing and in good standing (to the extent such concept is applicable) under the laws of the jurisdiction of its formation, and has all requisite power and authority to enter into this Agreement and the other Financing Documents, to the extent a party thereto, and to perform its obligations hereunder and thereunder.

5.2 Due Authorization. The Purchaser has full right, power and authority to execute and deliver this Agreement and each other Financing Document, to the extent a party thereto, and to perform its obligations hereunder and thereunder; and all action required to be taken by the Purchaser for the due and proper authorization, execution and delivery of each of the Financing Documents, to the extent a party thereto, and the consummation by it of the transactions contemplated thereby has been or will be duly and validly taken on or prior to the applicable Closing Date.

5.3 Agreement. This Agreement has been duly authorized, executed and delivered by the Purchaser, and when duly executed and delivered by the Company and the Co-Obligor, will constitute a valid and legally binding agreement of the Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

5.4 No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Purchaser of each of the Financing Documents to which it is a party and the consummation of the transactions contemplated by the Financing Documents, except for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws in connection with the purchase of the Notes by the Purchaser.

5.5 Securities Representations. The Purchaser represents and warrants to, and agrees with, the Company as of the date hereof that the Purchaser is (A) a Qualified Institutional Buyer or an Institutional Accredited Investor and has such knowledge, skill, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Notes and (B) is acquiring the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more Accredited Investors and not with a view to the distribution thereof in violation of law, provided that the disposition of the Purchaser’s property shall all at all times be within the Purchaser’s control. The Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes. The Purchaser further represents and warrants that the Purchaser (i) will not sell, transfer or otherwise dispose of the Notes or any interest therein except in a registered transaction or in a transaction exempt from or not subject to the registration requirements of the Securities Act and (ii) was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which the Company, the Co-Obligor or the Guarantors possesses or can acquire without unreasonable effort or expense. The Purchaser agrees to the placement of a legend on certificates representing the Notes to that effect.

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SECTION 6.

RESALES OF NOTES

The Company will, and will cause each of its Subsidiaries, to perform and comply with all covenants in this Section 6.

6.1 Assistance in Private Resale of Notes.

(a) In the event the Purchaser or one of its Affiliates purchases Notes hereunder, other than in a Syndicated Private Placement Offering, the Company and its Subsidiaries shall assist the Purchaser in completing any reasonable and customary sale process undertaken in connection with the private resale of the Notes (a “Private Resale Offering”) or any portion thereof to prospective holders of Notes by taking the actions specified herein, as requested by the Purchaser.

(b) In connection with a Private Resale Offering, the Purchaser may by written notice delivered to the Company (a “Resale OM Notice”) require the Company to as soon as practicable, and in any event no later than thirty (30) Business Days after receipt of the Resale OM Notice, prepare and deliver to the Purchaser and any investment banks engaged by the Purchaser an Offering Memorandum providing for the resale by the Purchaser of any Notes then held by it to prospective holders of Notes. The Purchaser shall identify the aggregate principal amount of Notes it intends to resell in the Resale OM Notice. The Purchaser shall not be entitled to deliver a Resale OM Notice more than six times during the term of the Notes.

(c) The Company shall be entitled to delay the preparation and delivery of an Offering Memorandum pursuant to Section 6.1(a) for a reasonable period of time not to exceed ninety (90) days in succession or one-hundred eight (180) days in the aggregate in any twelve (12) month period (a “Suspension Period”) if the Board of Directors shall determine in its reasonable judgment that (A) audited or other required financial statements required to be included in the Offering Memorandum are not available, provided that the Company shall use its commercially reasonable efforts to obtain such financial statements as promptly as practicable, or (B) the use of the Offering Memorandum would cause the disclosure of material, non-public information that the Company has a bona fide business purpose for preserving as confidential; provided, however, that any Suspension Period shall terminate at such time as the public disclosure of such information is made.

(d) In connection with either a Syndicated Private Placement Offering or a Private Resale Offering, the Company shall provide to the Purchaser all customary cooperation that is reasonably requested by the Purchaser in connection with such Syndicated Private Placement Offering or Private Resale Offering, including, subject to reasonable prior notice, (i) causing the Company’s senior officers to (x) participate in due diligence sessions and a reasonable number of road show and meetings with prospective investors and meetings with rating agencies, (y) directly participate in the preparation of the Offering Memorandum, a customary “road show presentation” that is suitable for use in a customary “high-yield road show” and a rating agencies presentation and (z) deliver customary authorization letters, confirmations and undertakings and due diligence backup materials in connection with the Offering Memorandum and “road show presentation;” (ii) assisting with the preparation of the Offering Memorandum; (iii) executing customary closing certificates as may be required by the investment banks engaged with respect to the Syndicated Private Placement Offering or the Private Resale Offering; (iv) taking such actions as are reasonably requested by the Purchaser to facilitate the satisfaction on a timely basis of all conditions precedent to consummate the Syndicated Private Placement Offering or the Private Resale Offering that are within the Company’s control; (v) taking commercially reasonable efforts to cause its independent auditors to cooperate with the Syndicated Private Placement Offering or the Private Resale Offering, including requesting such auditors to provide, and providing customary representations letters to such auditors for, customary “comfort letters” (including customary “negative assurance” comfort) and assisting with due diligence activities and allowing the inclusions of audit reports in the Offering Memorandum; (vi) taking commercially reasonable efforts to cause its counsel to provide an opinion of counsel to the investment banks engaged with respect to the Syndicated Private Placement Offering or the Private Resale Offering covering the

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matters customarily covered in opinions requested in offerings of secured debt securities under Rule 144A; (vii) entering into a customary purchase agreement for secured high yield debt securities issued under Rule 144A with the investment banks engaged with respect to the Syndicated Private Placement Offering or the Private Resale Offering and (viii) providing all documentation and other information about the Company and its Subsidiaries that are reasonably required by the investment banks engaged with respect to the Syndicated Private Placement Offering or the Private Resale Offering in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.

(e) If the Purchaser determines, in its sole reasonable discretion, that modifications to the terms of the covenants in the Indenture (the “Proposed Amendments”) are appropriate or desirable, then the Company, the Co-Obligor and the Guarantors shall promptly enter into a supplemental indenture with the Trustee and Collateral Agent giving effect to the Proposed Amendments. The Company shall not be required to agree to any Proposed Amendments that would cause the Indenture to contain covenants that are more restrictive, taken as a whole, than those set forth in the Existing Unsecured Notes Indenture or SBG Unsecured Notes Indenture, except to the extent such restrictions are on account of the Notes being secured by the Collateral.

6.2 Indemnification with Respect to Marketed Sale of Notes.

(a) The Company agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Purchaser and each of its Affiliates and their respective officers, directors, employees, managers, partners and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Purchaser or such other Person indemnified under this Section 6.2(a) from and against all losses, claims, damages, liabilities and expenses, whether joint or several (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (collectively, the “Losses”), to which they are or any of them may become subject under the Securities Act or other U.S. federal or state statutory law (including any applicable “blue sky” laws), rule or regulation, at common law or otherwise, insofar as such Losses arise out of, are based upon, are caused by or relate to any untrue statement (or alleged untrue statement) of a material fact contained in any Offering Memorandum or any amendment or supplement thereto or any filing or document incidental to such resale of the Notes as required by this Agreement, or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein not misleading, except that no Person indemnified shall be indemnified hereunder insofar as the same are made in conformity with and in reliance on information furnished in writing to the Company by such Person concerning such Person expressly for use therein. The Purchaser agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Company and each of its Affiliates and their respective officers, directors, employees, managers, partners and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company from and against all Losses, to which they are or any of them may become subject under the Securities Act or other U.S. federal or state statutory law (including any applicable “blue sky” laws), rule or regulation, at common law or otherwise, insofar as such Losses arise out of, are based upon, are caused by or relate to any untrue statement (or alleged untrue statement) of a material fact contained in any information furnished in writing to the Company by the Purchaser concerning the Purchaser expressly for use in any Offering Memorandum or any amendment or supplement thereto or any filing or document incidental to such resale of the Notes as required by this Agreement, or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein not misleading. Such indemnification obligations shall be in addition to any liability that the indemnifying Person may otherwise have to any such indemnified Person. Reimbursements payable pursuant to the indemnification contemplated by this Section 6.2(a) will be made by periodic payments during the course of any investigation or defense, as and when bills are received or expenses incurred. The indemnification obligations of the Company pursuant to this Section 6.2(a) are in addition to any indemnification obligations contained in Section 7.2.

(b) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been materially prejudiced by such failure to provide such notice on a timely basis.

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(c) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party, (ii) counsel to the indemnifying party has informed the indemnifying party that the joint representation of the indemnifying party and one or more indemnified parties could be inappropriate under applicable standards of professional conduct, or (iii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or is reasonably likely to be prejudiced by such delay, in any such event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining separate legal counsel). An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (such consent not to be unreasonably withheld). The indemnifying party shall lose its right to defend, contest, litigate and settle a matter if it shall fail to diligently contest such matter (except to the extent settled in accordance with the next following sentence). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, it being understood that the indemnified party shall not be deemed to be unreasonable in withholding its consent if the proposed settlement imposes any obligation on the indemnified party).

(d) The indemnification provided for under this Section 6.2 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person and will survive the transfer of the Notes and the termination of this Agreement.

(e) If recovery is not available or is insufficient under the foregoing indemnification provisions for any reason or reasons other than as specified therein, in each case as determined by a court of competent jurisdiction, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons. In determining the amount of contribution to which the respective Persons are entitled, there shall be considered the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence of this Section 6.2(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, the Purchaser shall not be required to make a contribution in excess of the net amount received by the Purchaser from its sale of Notes in connection with the offering that gave rise to the contribution obligation.

SECTION 7.

EXPENSES, INDEMNIFICATION AND CONTRIBUTION

7.1 Expenses. The Company will reimburse the Purchaser for all reasonable and documented out-of-pocket expenses (including reasonable and documented attorneys’ fees and disbursements of one outside counsel and, if necessary, of one local counsel in each relevant material jurisdiction) incurred by the Purchaser or any of its Affiliates in connection with the Notes and any Financing Documents (including, but not limited to, all costs and

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expenses relating to the creation and perfection of security interests in the Collateral, including reasonable fees and expenses of counsel incurred in connection therewith) or the amendment, modification or waiver of any of the foregoing, including the reasonable and documented out-of-pocket costs and expenses incurred in enforcing, defending or declaring (or determining whether or how to enforce, defend or declare) any rights or remedies under this Agreement or the other Financing Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, or the other Financing Documents, including in connection with any insolvency or bankruptcy of the Company or its Subsidiaries or in connection with any work-out or restructuring of the transactions contemplated hereby, by the Financing Documents or by the Notes. The Company will also reimburse the Purchaser and any of its Affiliates within thirty (30) days of written demand (together with reasonable backup documentation) the reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the rights or remedies under Section 7.2 or Section 6.2 of this Agreement (but limited, in the case of legal fees and expenses, to one counsel to such indemnified Persons taken as a whole and, in the case of an actual or potential conflict of interest, one additional counsel to the affected indemnified Persons taken as a whole (and, if necessary, of one local counsel in any relevant material jurisdiction).

7.2 Indemnification. Each of the Company and the Co-Obligor shall indemnify and hold harmless the Purchaser and each of its Affiliates, partners, stockholders, members, directors, officers, agents, employees and controlling Persons (collectively, the “Indemnitees”) from and against any and all actual losses, claims, damages or liabilities to any such Indemnitee in connection with or as a result of (i) the execution or delivery of any of the Financing Documents or the performance by the parties of their respective obligations thereunder, (ii) the issuance of Notes or the use of the proceeds therefrom or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages or liabilities are (i) determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee, (ii) arising from any disputes solely among the Indemnitees and not arising out of any act or omission of the Company or any of its Affiliates.

Neither the Company nor the Co-Obligor shall be liable for any settlement of any proceeding effected without its written consent (which consent shall not be unreasonably withheld or delayed). If settled with the Company’s or the Co-Obligor’s written consent, as applicable, or if there is a final judgment for the plaintiff against an Indemnitee in any such proceeding, the Company will indemnify and hold harmless each Indemnitee unless such settlement (i) includes an unconditional release of such Indemnitee from all liability or claims that are the subject matter of such proceeding and (ii) does not include any statement as to any admission.

Neither the Company nor the Co-Obligor shall, without the prior written consent of an Indemnitee (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding against an Indemnitee in respect of which indemnity could have been sought under this Section 7.2 by such Indemnitee unless such settlement (i) includes an unconditional release of such Indemnitee from all liability or claims that are the subject matter of such proceeding and (ii) does not include any statement as to any admission.

In addition to the foregoing, to the extent the Notes are sold in a Private Resale Offering or a Syndicated Private Placement Offering, the indemnification provisions set forth in Section  6.2 shall apply.

7.3 Waiver of Punitive Damages. To the extent permitted by applicable law, none of the parties hereto shall assert, and each of the parties hereto hereby waives, any claim against the other parties (including their respective Affiliates, partners, stockholders, members, directors, officers, agents, employees and controlling Persons), on any theory of liability for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument

24

contemplated hereby, any Financing Document, the Notes or the use of the proceeds thereof; provided that nothing contained in this Section 7.3 shall limit the Company’s indemnification and reimbursement obligations to the extent set forth in this Agreement.

7.4 Survival. The obligations of each of the parties under this Section 7 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement and the termination of this Agreement.

7.5 Withholding Tax. Any and all payments by or on account of any obligation of the Company or the Co-Obligor hereunder or under any other Financing Document, including payments of interest on, principal of or other amount with respect to any Note, shall be made without any deduction or withholding for any taxes or fees of any kind whatsoever, unless the obligation to deduct or withhold is required by applicable law. If due to a Change in Tax Law, the deduction or withholding of any tax shall at any time be required in respect of any amounts to be paid by the Company or the Co-Obligor hereunder or under any other Financing Document to the Purchaser (or an Affiliate of the Purchaser to the extent such Affiliate holds the Notes), the Company or the Co-Obligor shall pay to the relevant taxing jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to the Purchaser (or such Affiliate of the Purchaser to the extent such Affiliate holds the Notes) such additional amounts as may be necessary in order that the net amounts paid to the Purchaser or such Affiliate of the Purchaser pursuant to the terms hereof or any other Financing Document after such deduction or withholding (including, without limitation, any required deduction or withholding of tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to the Purchaser or such Affiliate of the Purchaser under the terms of this Agreement or the Financing Documents before the assessment of such tax attributable to such Change in Tax Law. An Affiliate of the Purchaser shall only benefit from this Section 7.5 if at the time of the transfer of the Notes from the Purchaser to such Affiliate, no additional deductions or withholding for taxes or fees with respect to payments hereunder of any other Financing Documents are required due to such transfer or such Affiliate’s ownership of the Notes. For the avoidance of doubt, no taxes shall be indemnifiable or reimbursable pursuant to Section 6.2, Section 7.1 or Section 7.2 other than any taxes that represent losses or damages arising from any non-tax claim.

SECTION 8.

MISCELLANEOUS

8.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered personally or sent by electronic transmission or by a nationally recognized overnight courier service, postage and fees prepaid, to the intended recipient at such party’s physical or e-mail address as shown below. Such notice or other communication shall be deemed to have been duly given (a) when delivered, if delivered personally (with written confirmation of receipt), (b) when sent, if sent by e-mail prior to 6:00 p.m. local time of the recipient on a Business Day, or if sent after 6:00 p.m. local time of the recipient or on a date that is not a Business Day, then on the next Business Day (in each case, provided that receipt of such communication is confirmed by reply e-mail that is not automated), or (c) one (1) Business Day after being sent, if sent overnight by a nationally recognized overnight courier service (with written proof of delivery).

Address for notices and other communications to the Company and the Co-Obligor:

115 W. 18th Street, Floor 6

New York, NY 10011

Email: jdematteis@wework.com

Attention: Jared DeMatteis

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

25

Los Angeles, California 90071

Email: michelle.gasaway@skadden.com

Attention: Michelle Gasaway

Address for notices and other communications to the Purchaser:

SoftBank Group Corp.

Tokyo Portcity Takeshiba

1-7-1 Kaigan

Minato-ku, Tokyo 105-7537 Japan

Email: sbgrp-legalnotice@g.softbank.co.jp

Attention: Chief Legal Officer, Head of Legal

SoftBank Group Corp.

SB Group US, Inc.

1 Circle Star Way, 4F

San Carlos, CA 94070

Attention: SBGI Legal

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Email: corey.chivers@weil.com

Attention: Corey Chivers

8.2 Benefit of Agreement and Assignments.

(a) Except as otherwise expressly provided herein, all covenants, agreements and other provisions contained in this Agreement by or on behalf of any of the parties hereto shall bind, inure to the benefit of and be enforceable by their respective successors and assigns; provided, however, that none of the Company or the Co-Obligor may assign or transfer any of its rights or obligations without the prior written consent of the other parties hereto.

(b) Nothing in this Agreement or in any other Financing Document, express or implied, shall give to any Person other than the parties hereto or thereto and their permitted successors and assigns any benefit or any legal or equitable right, remedy or claim under this Agreement.

(c) Notwithstanding anything to the contrary contained herein, the Purchaser may assign the rights to purchase all or any portion of the Notes to any Affiliate of the Purchaser or transfer its Notes (together with its rights hereunder) to any Affiliate (other than a portfolio company) of the Purchaser, subject to such Affiliate becoming a party hereto and the ability of such Affiliate to make the representations and warranties set forth in Section 5, and each such Person shall be entitled to the full benefit and be subject to the obligations of this Agreement as if such Person were the Purchaser hereunder.

8.3 No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in exercising any right, power or privilege hereunder or under the Notes and no course of dealing between the Company and any other party shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under the Notes preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights and remedies provided herein and in the Notes are cumulative and not exclusive of any rights or remedies that the parties would otherwise have. No notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the other parties hereto to any other or further action in any circumstances without notice or demand.

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8.4 Amendments, Waivers and Consents. This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with the written consent of the Company and the Purchaser. No amendment or waiver of this Agreement will extend to or affect any obligation, covenant or agreement not expressly amended or waived or thereby impair any right consequent thereon.

8.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

8.6 [Reserved].

8.7 Headings. The headings of the sections and subsections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

8.8 Survival of Indemnities. All indemnities set forth herein shall survive the execution and delivery of this Agreement, the issuance of the Notes, and the payment of principal of the Notes and any other obligations hereunder.

8.9 Governing Law; Submission to Jurisdiction; Venue.

(a) THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK.

(b) If any action, proceeding or litigation shall be brought in order to enforce any right or remedy under this Agreement or any of the Notes, each party hereto hereby consents and will submit, and will cause each of their respective Subsidiaries to submit, to the jurisdiction of any state or federal court of competent jurisdiction sitting within the area comprising the Southern District of New York on the date of this Agreement. Each party hereto hereby irrevocably waives, and will cause each of their respective Subsidiaries to waive, any objection, including, but not limited to, any objection to the laying of venue or based on the grounds of forum non conveniens, which they may now or hereafter have to the bringing of any such action, proceeding or litigation in such jurisdiction. Each of the Company and the Co-Obligor further agrees that it shall not, and shall cause its Subsidiaries not to, bring any action, proceeding or litigation arising out of this Agreement or the Notes in any state or federal court other than any state or federal court of competent jurisdiction sitting within the area comprising the Southern District of New York on the date of this Agreement.

(c) Each party hereto irrevocably consents, and will cause each of their respective Subsidiaries to consent, to the service of process of any of the applicable aforementioned courts in any such action, proceeding or litigation by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 8.1, such service to become effective thirty (30) days after such mailing.

(d) Nothing herein shall affect the right of (i) any party hereto to serve process in any other manner permitted by law or (ii) the Purchaser to commence legal proceedings or otherwise proceed against the Company, Holdings or any of its Subsidiaries in any other jurisdiction. If service of process is made on a designated agent it should be made by either (i) personal delivery or (ii) mailing a copy of summons and complaint to the agent via registered or certified mail, return receipt requested.

(e) EACH PARTY HERETO HEREBY WAIVES, AND WILL CAUSE EACH OF THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, ANY AND ALL RIGHTS ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT.

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8.10 Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable, such provision shall be fully severable to the extent of such illegality, invalidity or unenforceability and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

8.11 Entirety. This Agreement together with the other Financing Documents represents the entire agreement of the parties hereto and thereto, and supersedes all prior agreements and understandings, oral or written, if any, relating to the Financing Documents or the transactions contemplated herein or therein.

8.12 Survival of Representations and Warranties. All representations and warranties made by the Company and the Co-Obligor herein shall survive the execution and delivery of this Agreement, the issuance, delivery and transfer of all or any portion of the Notes, and the payment of principal of the Notes, and any other obligations hereunder, regardless of any investigation made at any time by or on behalf of the Purchaser.

8.13 Construction. Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, whether or not expressly specified in such provision.

8.14 Incorporation. All schedules attached hereto are incorporated as part of this Agreement as if fully set forth herein.

8.15 No Personal Obligations. Notwithstanding anything to the contrary contained herein or in any Financing Document, it is expressly understood and the Purchaser expressly agrees that nothing contained herein or in any other Financing Document or in any other document contemplated hereby or thereby (whether from a covenant, representation, warranty or other provision herein or therein) shall create, or be construed as creating, any personal liability of any present or past stockholder, director, officer or employee of the Company and its Subsidiaries in such Person’s capacity as such; provided that nothing herein shall be deemed to be a waiver of claims arising from fraud.

8.16 Currency. Unless otherwise specified, all dollar amounts referred to in this Agreement are in lawful money of the United States.

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IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

WEWORK COMPANIES LLC

By:
Name:
Title:

WW CO-OBLIGOR INC.

By:
Name:
Title:

[Signature Pages to Master Secured Note Purchase Agreement]

Accepted as of the date hereof:

STARBRIGHT WW LP,

Acting by: STARBRIGHT LIMITED, its general partner

By:
Name:
Title:

[Signature Pages to Master Secured Note Purchase Agreement]

EXHIBIT A

FORM OF INDENTURE

SENIOR SECURED NOTES INDENTURE

Dated as of [●], 20[●]

Among

WEWORK COMPANIES LLC,

WW CO-OBLIGOR INC.,

THE GUARANTORS LISTED ON THE SIGNATURE PAGES HERETO

and

[●]1,

as Trustee and Collateral Agent

7.50% SENIOR SECURED NOTES DUE [●]2

[1]	Trustee and Collateral Agent to be determined.
[2]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

-ii-

-iii-

Appendix A Provisions Relating to the Notes

Exhibit A Form of Note
Exhibit B Form of Institutional Accredited Investor Transferee Letter of Representation
Exhibit C Form of Supplemental Indenture to Be Delivered by Subsequent Guarantors

-iv-

INDENTURE, dated as of [•], among WeWork Companies LLC, a limited liability company incorporated under the laws of Delaware (the “Company”), WW Co-Obligor Inc., a Delaware corporation (the “Co-Obligor”), the Guarantors listed on the signature pages hereto and [•], [a national banking association organized under the laws of the United States], as Trustee and as Collateral Agent.

W I T N E S S E T H

WHEREAS, the Company has duly authorized the creation and issue from time to time of up to $550,000,000 aggregate principal amount of 7.50% Senior Secured Notes due [●]3 (the “Initial Notes”); and

WHEREAS, the Guarantors have duly authorized the execution and delivery of this Indenture.

NOW, THEREFORE, the Company, the Guarantors, the Trustee and the Collateral Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes.

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

“Acquired Indebtedness” means, with respect to any specified Person, (1) Indebtedness, Disqualified Stock or Preferred Stock of any other Person or any of its Subsidiaries existing at the time such other Person is merged, consolidated or amalgamated with or into such specified Person or becomes a Restricted Subsidiary of such specified Person, (2) Indebtedness assumed in connection with the acquisition of assets from such Person, or (3) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person is merged, consolidated or amalgamated with or into such specified Person or becomes a Restricted Subsidiary and, with respect to clauses (2) and (3) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any property, plant, equipment or other asset to be used by the Company or a Restricted Subsidiary in a Permitted Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Permitted Business.

“Additional Notes” means additional Notes (other than the Initial Notes) issued from time to time under this Indenture in accordance with Section 2.01 and Section 4.09.

[3]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period:

(1) plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of:

(a) Consolidated Interest Expense;

(b) Consolidated Income Taxes;

(c) depreciation and amortization expense, including amortization of intangibles (including, but not limited to, goodwill) and organization costs;

(d) impairment charges recorded in connection with the application of Accounting Standards Codification Topic 350, Intangibles—Goodwill and Other, or Topic 360, Property, Plant and Equipment;

(e) any extraordinary, unusual or non-recurring expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, losses on sales of assets outside of the ordinary course of business);

(f) non-cash charges, non-cash expenses or non-cash losses for such period (excluding any such charge, expense or loss Incurred in the ordinary course of business that constitutes an accrual of, or a reserve for, cash charges for any future period, other than accruals for (i) straight-line rent expense on leases that include future rent escalations, (ii) asset retirement obligations, and (iii) other non-cash accruals included in consolidated rent expenses under GAAP, which may involve future cash charges), including any non-cash compensation expense and any expense related to the issuance of equity to non-employees for services rendered;

(g) real estate commissions (in connection with the execution of leases) received in cash in such period to the extent not otherwise included in Consolidated Net Income for such period;

(h) charges, costs, fees and expenses Incurred in connection with this Indenture, any acquisition, Investment, Asset Disposition or other disposition, and the Incurrence, issuance or amendment of any Indebtedness or Equity Interests, in each case whether or not such transaction is successful or consummated for such period;

(i) any restructuring charges or expenses, integration costs or other business optimization charges or expenses; provided that the amounts referred to in this clause (i) shall not, in the aggregate, exceed 15.0% of Adjusted EBITDA Before Growth Investments in the most recent four consecutive fiscal quarters of the Company (calculated before giving effect to such amounts pursuant to this clause (i)); and

(j) bonuses paid to executives in connection with any strategic transaction or offering of Equity Interests;

(2) minus, without duplication and to the extent included in the statement of such Consolidated Net Income for such period, the sum of:

(a) any non-cash items to the extent increasing such Consolidated Net Income(excluding any such items which represent the recognition of deferred revenue, the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Adjusted EBITDA in any prior period, and any such items for which cash was received in a prior period that did not increase Adjusted EBITDA in any prior period); and

(b) if Consolidated Income Taxes is a benefit, the amount of such benefit;

(3) minus the aggregate amount of Investments made by the Company and its Restricted Subsidiaries in ChinaCo and its Restricted Subsidiaries during such period and outstanding at the end of such period; and

(4) plus or minus, without duplication and to the extent reflected in such Consolidated Net Income for such period, the following items to be excluded for the purposes of calculating Adjusted EBITDA:

(a) any income or loss from the early extinguishment of Indebtedness or early termination of Hedging Obligations or other derivative instruments;

(b) any unrealized net gain or loss resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic 815, Derivatives and Hedging;

(c) any net income or loss included in the consolidated statement of operations with respect to non-controlling interests due to the application of Accounting Standards Codification Topic 810, Consolidation;

(d) any net gain or loss resulting in such period from currency translation or remeasurement gains or losses pursuant to Accounting Standards Codification Topic 830, Foreign Currency Matters;

(e) effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements in such period pursuant to GAAP resulting from the application of purchase accounting in relation to any completed acquisition; and

(f) the cumulative effect of a change in accounting principles;

provided that the Adjusted EBITDA of ChinaCo and its Restricted Subsidiaries shall be excluded in computing Adjusted EBITDA to the extent otherwise included in computing Adjusted EBITDA.

Notwithstanding the foregoing, clauses (1)(b) through (j) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Adjusted EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Adjusted EBITDA Before Growth Investments” means Adjusted EBITDA for such period plus, without duplication and to the extent reflected as a charge in the statement of such Consolidated Net Income or Adjusted EBITDA for such period, the sum of:

(1) expenses Incurred before a location opens for member operations (as determined by the Company in good faith), including, but not limited to, rent expense, real estate and related taxes, common area maintenance charges, utilities, cleaning and personnel and related expenses, in each case of the type that could be recorded on the Reference Date under “Pre-opening community expenses” on the Company’s consolidated statement of operations for such period prepared in accordance with GAAP; plus

(2) growth expenses, including, but not limited to, all non-capitalized development, warehousing and logistics-related expenses, non-capitalized personnel and related expenses for development, design, product, research, research and development, leasing, and real estate employees and other employees focused primarily on growth activities, cost of goods sold in connection with the Powered by We on-site office design and development solutions, expenses Incurred pursuing new markets and products, and expenses Incurred operating or incubating new product offerings or business lines (as determined by the Company in good faith), in each case of the type that could be recorded on the Reference Date under “Growth and new market development” on the Company’s consolidated statement of operations for such period prepared in accordance with GAAP plus any additional expense types that may be Incurred in the future in connection with any new products or services; plus

(3) sales and marketing expenses, including, but not limited to, advertising costs, sales and marketing personnel and related expenses, member referral fees, and costs associated with strategic marketing events, in each case of the type that could be recorded on the Reference Date under “Sales and marketing” on the Company’s consolidated statement of operations for such period prepared in accordance with GAAP; plus

(4) other operating expenses, including expenses related to costs of operating and providing goods and services by other businesses not directly attributable to the operation of the Company’s WeWork community product offerings and not related to other early-stage product offerings or business lines already accounted for in clause (2) above, in each case of the type that could be recorded on the Reference Date under “Other operating expenses” on the Company’s consolidated statement of operations for such period prepared in accordance with GAAP plus any similar types of expenses (as determined by the Company is good faith) that may be Incurred in the future in connection with additional businesses launched or acquired; minus

(5) revenues recorded in “Other revenues” on the Company’s consolidated statement of operations for such period prepared in accordance with GAAP that are directly attributable to a particular location, product or service for which expenses are being included in clauses (1) through (4) above (as determined by the Company in good faith); provided that the amount of revenues included pursuant to this clause (5) shall not exceed the aggregate expenses included pursuant to clauses (1) through (4) in respect of such location, product or service;

provided that the amounts described in clauses (1), (2), (3), (4) and (5) above recorded by ChinaCo and its Restricted Subsidiaries shall be excluded in computing Adjusted EBITDA Before Growth Investments to the extent otherwise included in computing Adjusted EBITDA Before Growth Investments.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agent” means any Registrar or Paying Agent.

“Asset Disposition” means any direct or indirect (i) sale, lease (other than a lease entered into in the ordinary course of business (whether or not consistent with past practice)), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) a disposition of Cash Equivalents in the ordinary course of business (whether or not consistent with past practice);

(3) a disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business (whether or not consistent with past practice);

(4) a disposition of obsolete, surplus, damaged or worn-out assets or assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to Section 5.01 or any disposition that constitutes a Change of Control pursuant to this Indenture;

(6) the sale or issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(7) the making of a Permitted Investment or a disposition that is permitted pursuant to Section 4.08;

(8) dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $25.0 million;

(9) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business (whether or not consistent with past practice) or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) the sale or issuance by a Restricted Subsidiary of Preferred Stock that is permitted by Section 4.09;

(12) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business (whether or not consistent with past practice) which do not materially interfere with the business of the Company and its Restricted Subsidiaries, taken as a whole;

(13) foreclosure on, or condemnation or expropriation of, assets and the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims;

(14) the unwinding of any Hedging Obligations or Cash Management Obligations;

(15) dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements;

(16) issuances, sales or pledges of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(17) dispositions of property consisting of tenant improvements at a location in connection with the termination of the lease for such location or cessation of operations at such location;

(18) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issue Date, including, without limitation, Sale/Leaseback Transactions permitted by this Indenture; and

(19) issuances of Equity Interests of ChinaCo to Affiliates of SoftBank Group Capital Limited on or prior to the fifth anniversary of the Issue Date pursuant to the anti-dilution provisions in connection with the transactions contemplated by the Share Purchase Agreement, dated April 11, 2018, as in effect on the Issue Date.

“Asset Swap” means an exchange (or concurrent purchase and sale) of property, plant, equipment or other assets (including Capital Stock of a Restricted Subsidiary) of the Company or any of its Restricted Subsidiaries for Additional Assets of another Person.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback

Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, Disqualified Stock or Preferred Stock, the quotient obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock by (b) the number of years (calculated to the nearest one-twelfth) from the date of determination to the date of such payment; by

(2) the sum of the amounts of all such payments.

“Bank Facility” means the Letter of Credit Facility.

“Bankruptcy Law” means Title 11, U.S. Code, as amended, or any similar federal, state or foreign law for the relief of debtors.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and “beneficial owner” has a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the Board of Directors of the corporation or any duly authorized committee of the Board of Directors;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or Board of Directors or any duly authorized committee of the Board of Directors, as the case may be; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York and the Federal Reserve Bank of New York are authorized or required by applicable law to remain closed.

“Capital Stock” of any Person means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership, membership interests (whether general or limited) or shares in the capital of a company; and (d) any other interest or participation that confers on a Person the right to receive a share of profits and losses of, or distribution of assets of, the issuing Person; provided that Capital Stock shall not include any debt securities that are convertible into or exchangeable for any combination of Capital Stock and/or cash.

“Capitalized Lease Obligations” means an obligation that is or would be required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation on a balance sheet (excluding the footnotes thereto) at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty. For the avoidance of doubt, any lease entered into after the Reference Date that would have been classified as an operating lease pursuant to GAAP will be deemed not to represent a Capitalized Lease Obligation, regardless of any change in generally accepted accounting principles in the United States following the Reference Date that would otherwise require such lease to be re-characterized (on a prospective or retroactive basis or otherwise).

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros (or any national currency of any country that is a member of the European Union), Canadian dollars or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully Guaranteed or insured by the U.S. government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of at least “A” or the equivalent thereof by S&P or Moody’s, or carrying an equivalent rating by another Rating Agency;

(4) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank having combined capital and surplus in excess of $500.0 million;

(5) repurchase obligations with a term of not more than 14 days for underlying securities of the types described in clauses (2), (3) and (4) entered into with any bank meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by another Rating Agency, and in any case maturing within one year after the date of acquisition thereof;

(7) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above;

(8) securities with maturities of one year or less from the date of acquisition, which (or the unsecured unsubordinated debt securities of the issuer of which) are rated at least “A-” or “A-2” by S&P or “A3” or “P-2” by Moody’s, or carrying an equivalent rating by another Rating Agency;

(9) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (4) of this definition;

(10) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated “AA-” or better by S&P and “Aa3” or better by Moody’s or carry an equivalent rating by another Rating Agency and (iii) have portfolio assets of at least $500.0 million; and

(11) in the case of any Foreign Subsidiary: (i) securities issued or directly and fully Guaranteed or insured by the sovereign nation, or any agency or instrumentality thereof, in which the Foreign Subsidiary operates in the ordinary course of business having maturities of not more than two years from the date of acquisition; provided that such securities are used by such Foreign Subsidiary in accordance with normal investment practices for cash management in investments of the type analogous to clauses (1) through (7) above; or (ii) investments of the type and maturity described in clauses (1) through (7) above of foreign obligors, which investments or obligors have ratings described in such clauses or equivalent ratings from internationally recognized rating agencies; provided that such securities are used by such Foreign Subsidiary in accordance with normal investment practices for cash management in investments of the type analogous to clauses (1) through (7) above.

“Cash Management Obligations” means obligations owed by the Company or any Guarantor to any lender or an Affiliate of a lender under a Debt Facility in respect of any services provided from time to time by any bank or other financial institution to the Company or any of its Subsidiaries in the ordinary course of business (whether or not consistent with past practice) in connection with operating, collections, payroll, trust or other depository or disbursement accounts, including automated clearinghouse, e-payable, electronic funds transfer, wire transfer, controlled disbursement, overdraft (so long as such overdraft is extinguished within 30 Business Days of Incurrence), depository, information reporting, lockbox, stop payment services, credit cards and p-cards (including commercial cards (including so-called “purchase cards,” “procurement cards” or “p-cards”)), credit card processing services, debit cards and stored value cards. For the avoidance of doubt, Cash Management Obligations do not include any obligations under Hedge Agreements.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies (or their successors by merger, consolidation or purchase of all or substantially all of their assets); or

(2) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, unless the holders of a majority of the aggregate voting power of the Voting Stock of the Company, immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving or transferee Person; or

(3) the direct or indirect sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company or any parent company of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than to the Company, any of its Restricted Subsidiaries or one or more Permitted Holders; or

(4) the adoption by the holders of the Capital Stock of the Company or any direct or indirect parent company of the Company of a plan or proposal for the liquidation or dissolution of the Company or any such parent company.

Notwithstanding the foregoing, a transaction shall not be deemed to involve a Change of Control if (i) the Company becomes a direct or indirect Wholly Owned Subsidiary of a company and (ii)(x) the direct or indirect holders of the Voting Stock of the ultimate parent company immediately following such transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to such transaction and (y) immediately following such transaction, no “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is the “beneficial owner” (as defined in Rules 13d 3 and 13d 5 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the ultimate parent company.

“ChinaCo” means WeWork Greater China Holding Company B.V., so long as it remains a Restricted Subsidiary of the Company.

“Co-Obligor” means the party named as such in the first paragraph of this Indenture.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Document.

“Collateral Agent” means [•], in its capacity as Collateral Agent under this Indenture and under the Security Documents to which it is a party and any successor or replacement thereto in such capacity.

“Community Adjusted EBITDA” has the meaning set forth in the Offering Memorandum.

“Company” means the party named as such in the first paragraph of this Indenture or any successor obligor to its obligations under this Indenture and the Notes pursuant to Article 5.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or any of its Restricted Subsidiaries, which taxes are calculated by reference to the income or profits or capital of such Person or any of its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period).

“Consolidated Interest Expense” means, with respect to any Person for any period, the total interest expense of such Person and its Restricted Subsidiaries (to the extent such expense was included in computing Consolidated Net Income for such period):

(1) plus, without duplication to the extent not included in such interest expense:

(a) the interest component of any deferred payment obligations;

(b) amortization of debt discount and premium (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par); provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(c) non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP shall be excluded from the calculation of Consolidated Interest Expense;

(d) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, in each case to the extent actually paid by such Person or one of its Restricted Subsidiaries;

(e) interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(f) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock or on Preferred Stock of Non-Guarantor Subsidiaries (other than any non-cash Indebtedness paid or accrued on any Preferred Stock issued in reliance on Section 4.09(b)(19)) payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with GAAP;

(2) minus, without duplication and to the extent included in such interest expense:

(a) the total interest income of such Person and its Restricted Subsidiaries (to the extent such income was included in computing Consolidated Net Income for such period); and

(b) interest expense attributable to capitalized lease obligations (including Capitalized Lease Obligations) and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto;

provided that the Consolidated Interest Expense of ChinaCo and its Restricted Subsidiaries and the amounts described in clauses (1) and (2) above relating to ChinaCo and its Restricted Subsidiaries shall be excluded in computing Consolidated Interest Expense to the extent otherwise included in computing Consolidated Interest Expense.

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Specified Hedge Agreements and (ii) exclusive of amounts classified as other comprehensive income on the balance sheet of the Company.

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (x) the Total Indebtedness of the Company and its Restricted Subsidiaries (other than the Total Indebtedness of ChinaCo and its Restricted Subsidiaries) as of the balance sheet date, to (y) Adjusted EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on the balance sheet date; provided, however, that:

(1) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness (in each case in this clause (1)(a) or clause (1)(b), other than Indebtedness described in clause (5) of the definition thereof) since the balance sheet date that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the balance sheet date will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the balance sheet date and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness will be calculated as if such discharge had occurred on the balance sheet date; or

(b) has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of such period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio includes a discharge of Indebtedness (in each case, other than Indebtedness Incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Indebtedness as of the balance sheet date will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the balance sheet date;

(2) if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of or discontinued any company, division, operating unit, segment, business, group of related assets or line of business constituting discontinued operations (as determined in accordance with GAAP) or if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio includes such an Asset Disposition:

(a) the Adjusted EBITDA for such period will be reduced by an amount equal to the Adjusted EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Adjusted EBITDA (if negative) directly attributable thereto for such period; and

(b) if such transaction occurred after the date of such internal financial statements, Indebtedness at the end of such period will be reduced by an amount equal to the Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the Net Available Cash of such Asset Disposition and the assumption of Indebtedness by the transferee;

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business or group of related assets or line of business, Adjusted EBITDA for such period and if such transaction occurred after the date of such internal financial statements, Indebtedness as of such balance sheet date will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness or made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Adjusted EBITDA for such period and, if such transaction occurred after the balance sheet date, Indebtedness as of the balance sheet date will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period or as of the balance sheet date, as applicable.

The pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company (including pro forma expense and cost reductions, regardless of whether such expense and costs reductions are calculated on a basis consistent with Regulation S-X under the Securities Act or any other regulation or order of the SEC related thereto). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Specified Hedge Agreement applicable to such Indebtedness if such Specified Hedge Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company. In making any pro forma calculation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of determination (other than any Indebtedness Incurred under such facility in connection with the transaction giving rise to the need to calculate the Consolidated Leverage Ratio) will be deemed to be:

(1) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or

(2) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income on an after-tax basis:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(a) the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary; and

(2) any net income (but not loss) of any Restricted Subsidiary (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval (that has not been obtained or cannot be obtained other than pursuant to customary filings) or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income.

“Consolidated Secured Leverage Ratio” means, as of any date of determination so long as Adjusted EBITDA is positive, the ratio of (1) Secured Indebtedness of the Company and its Restricted Subsidiaries (other than the Secured Indebtedness of ChinaCo and its Restricted Subsidiaries) as of the balance sheet date to (2) Adjusted EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on the balance sheet date. The Consolidated Secured Leverage Ratio shall be adjusted on a pro forma basis in a manner consistent with the definition of “Consolidated Leverage Ratio” (including for acquisitions).

“Consolidated Total Assets” means, as of any date of determination, the total amount of assets of the Company and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Company or such other Person prepared on a consolidated basis in accordance with GAAP that is available. For the avoidance of doubt, with respect to any operating lease in existence on the Reference Date and any lease entered into after the Reference Date that would have been classified as an operating lease pursuant to GAAP, no related right-of-use asset or other related asset recorded on the consolidated balance sheet of the Company shall be included in Consolidated Total Assets.

“Corporate Trust Office of the Trustee” shall be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Holders and the Company.

“Custodian” means the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Debt Facility” means one or more debt facilities (including, without limitation, the Letter of Credit Facility), credit facilities, commercial paper facilities, indentures and other agreements with banks, institutional lenders, purchasers, investors, trustees or agents providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), or letters of credit, surety or performance bonds or issuances of debt securities evidenced by notes, debentures, bonds or similar instruments, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and without limitation as to terms, conditions, covenants and other provisions and whether or not with the original administrative agent, banks, institutional lenders, purchasers, investors, trustees or agents).

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Definitive Note” means a certificated Initial Note or Additional Note (bearing the Restricted Notes Legend if the transfer of such Note is restricted by applicable law) that does not include the Global Notes Legend.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 as the Depositary with respect to the Notes, and any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is designated by the Company as Designated Non-cash Consideration pursuant to an Officer’s Certificate setting forth the basis of such valuation, less the amount of cash received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-cash Consideration, which cash shall be considered Net Available Cash received as of such date and shall be applied pursuant to Section 4.16.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event or condition:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially similar manner to the corresponding definitions in this Indenture, as determined by the Company in good faith) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Company or its Restricted Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Company with the provisions of Section 4.15 and Section 4.16 and such repurchase or redemption does not violate Section 4.08.

“DTC” means the Depository Trust Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private offering for cash by the Company or any direct or indirect parent company of the Company, as applicable, of its Equity Interests, other than (1) public offerings with respect to the Company’s or any such direct or indirect parent’s, as applicable, Capital Stock, or options, warrants or rights, registered on Form S-4 or Form S-8, (2) an issuance to any Subsidiary or (3) any offering of Capital Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Equity Proceeds” means (i) the Net Cash Proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any Subsidiary) of its Equity Interests (other than Disqualified Stock) or other capital contributions, in each case designated as Excluded Equity Proceeds in an Officer’s Certificate on, prior to or promptly after the date such Equity Interests are sold or such capital contributions are made, as the case may be and (ii) amounts designated prior to the Issue Date as “Excluded Equity Proceeds” under the Existing Indenture or the Unsecured Notes Indenture.

“Existing 5.00% Notes” means the Company’s 5.00% Senior Notes due 2025.

“Existing 7.875% Notes” means the Company’s 7.875% Senior Notes due 2025.

“Existing Indenture” means that certain indenture, dated as of April 30, 2018, by and among the Company, the Co-Obligor, the guarantors listed therein and U.S. Bank National Association (as successor trustee to Wells Fargo Bank, National Association), as amended and supplemented from time to time, relating to the Existing 7.875% Notes.

“Existing Notes” means the Existing 7.875% Notes and the Existing 5.00% Notes

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by any Officer of the Company in good faith; provided that, except as otherwise provided in this Indenture, if the fair market value exceeds $25.0 million, such determination shall be made by the Board of Directors of the Company or an authorized committee thereof, or the Board of Directors or authorized committee of the applicable Restricted Subsidiary, in good faith.

“Fitch” means Fitch Ratings, Inc. or any successor to its rating agency business.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States or any state thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States as in effect as of the Reference Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. Unless otherwise specified, all ratios and computations, contained in this Indenture will be computed in conformity with GAAP, except that in the event the Company is acquired in a transaction that is accounted for using purchase accounting, the effects of the application of purchase accounting shall be disregarded in the calculation of such ratios and other computations contained in this Indenture.

“Government Authority” means any government department, ministry, cabinet, commission, board, bureau, agency, tribunal, regulatory authority, instrumentality, judicial legislative or administrative body or entity, domestic or foreign, regional, provincial or local, having or exercising jurisdiction over the matter or matters in question.

“Government Securities” means securities that are (1) direct obligations of the United States for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depositary receipt.

“Guarantee” means (1) any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and (2) any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Note Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Note Guarantee after the Issue Date); provided that upon release or discharge of such Restricted Subsidiary from its Note Guarantee in accordance with this Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Guarantor Subordinated Obligation” means, with respect to a Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated pursuant to its terms in right of payment to the obligations of such Guarantor under its Note Guarantee.

“Hedge Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries shall be a “Hedge Agreement.”

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedge Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, surety or performance bonds, bank guarantees, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 60 days of Incurrence);

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property, which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (a) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business (whether or not consistent with past practice), and (b) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such Attributable Indebtedness would appear on the balance sheet of such Person in accordance with GAAP); and

(6) the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Guarantor Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends), if and to the extent that any of the preceding items in clauses (1) through (6) (other than letters of credit, surety or performance bonds, bank guarantees, bankers’ acceptances or other similar instruments, Attributable Indebtedness and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP;

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of such Person in accordance with GAAP);

(9) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time); and

(10) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions.

For the avoidance of doubt, any operating lease in existence on the Reference Date and any lease entered into after the Reference Date that would have been classified as an operating lease pursuant to GAAP, and any Guarantee thereof, shall not be deemed to be “Indebtedness.”

Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest.

The amount of any Indebtedness outstanding as of any date shall (i) be the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) include any interest (or in the case of Preferred Stock, dividends) thereon that is more than 30 days past due. Except to the extent provided in the preceding sentence, the amount of any Indebtedness that is convertible into or exchangeable for Capital Stock of the Company outstanding as of any date shall be deemed to be equal to the principal and premium, if any, in respect of such Indebtedness, notwithstanding the provisions of GAAP (including Accounting Standards Codification Topic 470-20, Debt-Debt with Conversion and Other Options).

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Initial Notes” has the meaning set forth in the recitals hereto.

“Intercreditor Agreements” means, collectively, the Pari Passu Intercreditor Agreement and any other intercreditor agreement, entered into by the Collateral Agent pursuant to which the Liens securing any Obligations (other than Obligations under the Notes and the Guarantees) are subordinated to the Liens securing the Notes and the Guarantees.

“Interest Payment Date” means [•] and [•] of each year to the Stated Maturity of the Notes[; provided that the first Interest Payment Date shall be no earlier than February 1, 2022]4.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including by way of Guarantee), capital contributions or advances (other than accounts receivable, trade credit, advances to customers, commission, travel, moving and similar advances in the ordinary course of business (whether or not consistent with past practice)), purchases or other acquisitions for consideration of Equity Interests, Indebtedness or other similar instruments issued by such Person and all other items that are or would be classified as investments on a balance sheet (excluding the footnotes thereto) of the Company prepared in accordance with GAAP and in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or property; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business (whether or not consistent with past practice) and in compliance with this Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business (whether or not consistent with past practice); and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Capital Stock of the Company.

[4]	This proviso only acceptable where a draw has occurred prior to August 1, 2021.

For purposes of Section 4.08 and Section 4.13:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3) if the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash or Cash Equivalents by the Company or any Restricted Subsidiary in respect of such Investment.

“Investment Grade Rating” means a rating equal to or higher than the following ratings by any two of Moody’s, S&P or Fitch: Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and/or BBB- (or the equivalent) by Fitch, or any other equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Investor” means (a) Adam Neumann, Miguel McKelvey, Benchmark Capital Partners VII (AIV), L.P., DAG Holdings, We Holdings LLC (so long as the majority of the equity interests of We Holdings LLC are beneficially owned by persons who are otherwise Investors), JP Morgan Holdings, SoftBank Group Capital Limited, and SBWW Investments Limited, (b) any Affiliate of any such Person, (c) any trust or partnership created solely for the benefit of any natural person listed in clause (a) and/or members of the family of any natural person listed in clause (a), and (d) any Person where the voting of shares of Capital Stock of the Company is controlled by any of the foregoing.

“Issue Date” means [•]5.

“LC Facility” means one or more Debt Facilities (including, without limitation, the Letter of Credit Facility) under which letters of credit, surety or performance bonds, bankers’ acceptances or similar instruments may be issued for the benefit of the Company and any Restricted Subsidiary, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and without limitation as to terms, conditions, covenants and other provisions and whether or not with the original administrative agent, banks, institutional lenders, purchasers, investors, trustees or agents).

“LC Facility Agent” means Goldman Sachs International Bank, together with its affiliates, as the arranger under the Letter of Credit Facility and as the administrative agent for the Issuing Creditors (as defined therein) and the L/C Participants (as defined therein) under the Letter of Credit Facility and the other Credit Documents (as defined therein), together with any of its successors. For the avoidance of doubt, to the extent a party has subrogated to the rights of the LC Facility Agent and/or the lenders under the Letter of Credit Facility, it shall be the LC Facility Agent for all purposes hereunder.

[5]	First date on which Notes will be issued pursuant to this Indenture.

“Letter of Credit Facility” means the letter of credit facility established under the Credit Agreement, dated as of December 27, 2019, by and among the Company and SoftBank Group Corp., as co-obligors, the issuing creditors and L/C participants party thereto from time to time and Goldman Sachs International Bank, as administrative agent, as amended from time to time, and any other Debt Facility that the Company or any Restricted Subsidiary may enter into from time to time under which letters of credit, surety or performance bonds, bankers’ acceptances or similar instruments may be issued for the benefit of the Company or any Restricted Subsidiary, and as such agreement may be further amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including increasing the amount of the commitments thereunder; provided that such additional Indebtedness is Incurred in accordance with Section 4.09).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof or sale/leaseback, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease or any lease entered into after the Reference Date that would have been classified as an operating lease pursuant to GAAP be deemed to constitute a Lien.

“Master Note Purchase Agreement” means the Amended and Restated Master Senior Secured Notes Purchase Agreement, dated as of [•], by and among the Company, the Co-Obligor, and StarBright WW LP, a Cayman Islands exempted limited partnership, acting by its general partner StarBright Limited, a Cayman Islands exempted company.

“Master Unsecured Note Purchase Agreement” means the Master Senior Unsecured Notes Note Purchase Agreement, dated as of December 27, 2019, by and among the Company, the Co-Obligor, and StarBright WW LP, a Cayman Islands exempted limited partnership, acting by its general partner StarBright Limited, a Cayman Islands exempted company.

“Minimum Growth-Adjusted EBITDA” means Adjusted EBITDA Before Growth Investments of the Company and its Restricted Subsidiaries in an amount at least equal to:

(1) $500.0 million for any applicable Investment or Incurrence from January 1, 2020 through December 31, 2020;

(2) $1,000.0 million for any applicable Investment or Incurrence from January 1, 2021 through December 31, 2021; and

(3) $2,000.0 million for any applicable Investment or Incurrence from and after January 1, 2022,

in each case, calculated for the most recent four consecutive fiscal quarters for which internal financial statements prepared on a consolidated basis in accordance with GAAP are available.

“Minimum Liquidity” means Unrestricted Cash of the Company and its Restricted Subsidiaries (other than the Unrestricted Cash of ChinaCo and its Restricted Subsidiaries) in an amount equal to at least:

(1) 0.7 times Total Indebtedness of the Company and its Restricted Subsidiaries (other than the Total Indebtedness of ChinaCo and its Restricted Subsidiaries) for any applicable Investment or Incurrence from January 1, 2019 through December 31, 2019;

(2) 0.3 times Total Indebtedness of the Company and its Restricted Subsidiaries (other than the Total Indebtedness of ChinaCo and its Restricted Subsidiaries) for any applicable Investment or Incurrence from January 1, 2020 through December 31, 2020; and

(3) $0 for any applicable Investment or Incurrence from and after January 1, 2021,

in each case, calculated as of the end of the most recent fiscal quarter for which internal financial statements prepared on a consolidated basis in accordance with GAAP are available.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash received from the sale or other disposition of any Designated Non-cash Consideration received as consideration in such Asset Disposition, but only as and when received) therefrom, in each case net of:

(1) fees, out-of-pocket expenses and other direct costs relating to such Asset Disposition and the sale or other disposition of such Designated Non-cash Consideration, including, without limitation, all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition, sale or other disposition;

(2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, sale or other disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, sale or other disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, sale or other disposition;

(3) all distributions and other payments required to be made to noncontrolling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition, sale or other disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition, sale or other disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, sale or other disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Equity Interests, means the cash proceeds of such issuance or sale, net of out-of-pocket fees and expenses directly relating to such issuance or sale.

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise), other than a pledge of Equity Interests of an Unrestricted Subsidiary owned by the Company or its Restricted Subsidiaries;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, other than Equity Interests of an Unrestricted Subsidiary owned by the Company or its Restricted Subsidiaries.

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s other Obligations under this Indenture by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Notes” means the Initial Notes and more particularly means any Note authenticated and delivered under this Indenture. For all purposes of this Indenture, the term “Notes” shall also include any Additional Notes that may be issued under a supplemental indenture and Notes to be issued or authenticated upon transfer, replacement or exchange of Notes.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit, surety or performance bonds and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offer to Purchase” means an Asset Disposition Offer or a Change of Control Offer.

“Offering Memorandum” means the offering memorandum dated April 25, 2018 related to the offer and sale of the Existing Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer, the General Counsel, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. “Officer” of any Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Pari Passu Agent” means with respect to the Pari Passu Intercreditor Agreement, the LC Facility Agent, the Collateral Agent and the Authorized Representative of any additional series of Pari Passu Obligations that becomes subject to the Pari Passu Intercreditor Agreement.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes, in the case of the Company, or the Note Guarantees, in the case of any Guarantor (without giving effect to collateral arrangements).

“Pari Passu Intercreditor Agreement” means the intercreditor agreement, as amended, restated, amended and restated, supplemented and otherwise modified from time to time, among the LC Facility Agent, the Collateral Agent and acknowledged by the Company, the Co-Obligor and Guarantors, dated as of the Issue Date.

“Pari Passu Obligations” means (i) all Obligations owing pursuant to the Notes, the Security Documents, this Indenture and the Guarantees, (ii) all Obligations owing pursuant to the Letter of Credit Facility and (iii) with respect to the Pari Passu Intercreditor Agreement, (x) any “Additional Pari Passu Obligations,” which means any Obligations with respect to which a Pari Passu Agent has become party to the Pari Passu Intercreditor Agreement (in accordance with the procedures set forth therein) on behalf of the holders of such

Obligations and (y) any other Intercreditor Agreement, any Obligations with respect to which a Pari Passu Agent has become party to such Intercreditor Agreement on behalf of the holders of such Obligations to the extent the Liens securing such Obligations are not prohibited by this Indenture (including, if applicable, as a result of such Liens being subordinated to the Liens securing the Obligations under the Notes and the Guarantees pursuant to an Intercreditor Agreement).

“Permitted Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Reference Date or any business that is similar, related, complementary, incidental or ancillary thereto, or that is an extension, development or expansion thereof.

“Permitted Holders” means each of the Investors, any Permitted Parent and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing or any Person or group specified in the last sentence of this definition are members and any member of such group; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investor, Permitted Parent and Person or group specified in the last sentence of this definition, collectively, own, directly or indirectly, more than 50% of the total voting power of the Voting Stock of the Company. Any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture (or would result in a Change of Control Offer in the absence of the waiver of such requirement by Holders in accordance with this Indenture) will thereafter constitute an additional Permitted Holder.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1) the Company or a Restricted Subsidiary;

(2) a Person if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3) cash and Cash Equivalents;

(4) extensions of trade credit and receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business (whether or not consistent with past practice) and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business (whether or not consistent with past practice);

(6) loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary not to exceed $10.0 million at any time outstanding;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Investments made as a result of the receipt of non-cash consideration (including Designated Non-cash Consideration) from an Asset Disposition that was made pursuant to and in compliance with Section 4.16 or any other disposition of assets not constituting an Asset Disposition;

(9) Investments in existence on the Issue Date, or made pursuant to any commitment in existence on the Issue Date, and any extension, modification or renewal of any such Investments, but only to the extent such extension, modification or renewal does not involve additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investment as in effect on the Issue Date);

(10) Hedging Obligations Incurred in compliance with Section 4.09;

(11) Guarantees issued in accordance with Section 4.09 and Specified Real Estate Finance Guarantees;

(12) Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13) [Reserved];

(14) advances or other payments by the Company or any of its Restricted Subsidiaries to fund operating and other expenditures pursuant to profit-sharing and/or franchise agreements entered into in the ordinary course of business (whether or not consistent with past practice) set forth in long-term written agreements with third parties; provided that any related real estate or other assets occupied by such third parties are not recorded on the consolidated balance sheet of the Company and its Restricted Subsidiaries;

(15) lease, utility and other similar deposits in the ordinary course of business (whether or not consistent with past practice);

(16) the portion of any Investments made with Equity Interests of the Company that are not Disqualified Stock; and

(17) Investments by the Company or any of its Restricted Subsidiaries (including, without limitation, Investments in Unrestricted Subsidiaries, joint ventures, partnerships or other business entities), together with all other Investments pursuant to this clause (17) at any time outstanding, in an aggregate amount not to exceed:

(a) the greater of (i) $250.0 million and (ii) 5.0% of Consolidated Total Assets outstanding at any time (with the Fair Market Value of each such Investment being measured at the time made and without giving effect to subsequent changes in value); plus

(b) $500.0 million; provided that, on a pro forma basis after giving effect to such Investments pursuant to this clause (b):

(i) so long as the Adjusted EBITDA is positive, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than 5.0 to 1.0; or

(ii) the Company and its Restricted Subsidiaries have the requisite levels of both Minimum Growth-Adjusted EBITDA and Minimum Liquidity.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations permitted to be Incurred under Section 4.09(b)(1), related Hedging Obligations and related banking services or Cash Management Obligations and Liens on assets of Restricted Subsidiaries securing Guarantees of such Indebtedness and such other obligations of the Company;

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business (whether or not consistent with past practice);

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, Incurred in the ordinary course of business (whether or not consistent with past practice);

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings; provided that any reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens to secure surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business (whether or not consistent with past practice), other than any such obligation Incurred under Section 4.09(b)(1);

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, drains, telegraph, television and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries taken as a whole;

(7) Liens securing Hedging Obligations that are Incurred in the ordinary course of business (whether or not consistent with past practice) and not for speculative purposes;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(9) Liens arising out of judgments, decrees, orders or awards in respect of which the Company or a Restricted Subsidiary shall in good faith be prosecuting an appeal or proceedings for the review of such judgment, which appeal or proceedings have not been finally terminated or the period within which such appeal or proceedings may be initiated has not expired;

(10) Liens to secure Indebtedness permitted by Section 4.09(b)(9) covering only the assets acquired with such Indebtedness (plus improvements, accessions, proceeds or dividends or distributions in respect thereof); provided that:

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under this Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved; and

(b) such Liens are created within 270 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating                to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by the Company and its Restricted Subsidiaries;

(13) Liens existing on the Issue Date (other than Liens permitted under clause (1));

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or a Restricted Subsidiary; provided, however, that such Liens are not Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation; provided, further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property; provided, however, that such Liens are not Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other Obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

(17) Liens securing the Notes (in a principal amount up to $550.0 million) and the related Note Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and this clause (18) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens in favor of the Company or any Restricted Subsidiary;

(21) Liens securing security deposits pursuant to bona fide lease agreements in the ordinary course of business (whether or not consistent with past practice);

(22) Liens securing Indebtedness of any Foreign Subsidiary permitted by Section 4.09(b)(13) or Section 4.09(b)(14) covering only the assets of such Foreign Subsidiary;

(23) customary restrictions on, or options, contracts or other arrangements for, transfers of assets contained in agreements related to any sale of assets pending such sale; provided that such restrictions apply only to the assets to be sold and such sale is otherwise permitted by this Indenture;

(24) Liens on trusts, cash or Cash Equivalents or other funds in connection with the defeasance, discharge or redemption of Indebtedness, pending consummation of a strategic transaction, or similar obligations;

(25) any interest or title of a lessor under any lease entered into by the Company or any Subsidiary in the ordinary course of business (whether or not consistent with past practice) and covering only the assets so leased and other statutory and common law landlords’ Liens under leases, and financing statements related thereto;

(26) in the case of any joint venture, any put and call arrangements related to the respective joint venture’s Equity Interests set forth in its organizational documents or any related joint venture or similar agreement;

(27) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(28) Liens on Equity Interests of Unrestricted Subsidiaries securing Non-Recourse Debt of the Company or a Restricted Subsidiary;

(29) Liens securing Indebtedness Incurred pursuant to Section 4.09(b)(17); provided that any such Indebtedness shall be secured only by the assets (including all accessions, attachments, improvements and proceeds thereof) acquired, constructed or improved in connection with the Incurrence of such Indebtedness; and

(30) other Liens so long as the aggregate outstanding principal amount of the Obligations secured thereby at any one time outstanding does not exceed the greater of (a) $50.0 million and (b) 1.0% of Consolidated Total Assets.

In the event that the a Permitted Lien meets the criteria of more than one types of Permitted Liens (at the time of Incurrence or at a later date), the Company in its sole discretion may divide, classify or from time to time reclassify all or any portion of such Permitted Lien in any manner that complies with this definition, and such Permitted Lien shall be treated as having been made pursuant only to the clause or clauses of this definition of “Permitted Lien” to which such Permitted Lien has been classified or reclassified.

“Permitted Parent” means any direct or indirect parent company of the Company (other than a Person formed in connection with, or in contemplation of, a Change of Control transaction, merger, sale or other transfer of equity interests or assets of the Company that results in a modification of the beneficial ownership of the Company) that beneficially owns 100% of the Capital Stock of the Company;

provided that the ultimate beneficial ownership of the Company has not been modified by the transaction by which such parent company became the beneficial owner of 100% of the Capital Stock of the Company and such parent company owns no assets other than Cash Equivalents and the Capital Stock of the Company or any other Permitted Parent.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, Government Authority or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distributions of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Rating Agency” means each of S&P, Moody’s and Fitch or, if one or more of S&P, Moody’s or Fitch shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Record Date” for the interest payable on any applicable Interest Payment Date means the [•] or [•] (whether or not a Business Day) immediately preceding such Interest Payment Date.

“Reference Date” means April 30, 2018.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” “refinanced” and “refinancing” shall each have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including additional Indebtedness Incurred to pay premiums (including reasonable tender premiums, as determined in good faith by an Officer of the Company), defeasance costs, accrued interest and fees and expenses in connection with any such refinancing) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay premiums (including reasonable tender premiums, as determined in good faith by an Officer of the Company), defeasance costs, accrued interest and fees and expenses (including fees and expenses relating to the Incurrence of such Refinancing Indebtedness) in connection with any such refinancing);

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(5) Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor Subsidiary that refinances Indebtedness of the Company or a Guarantor.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee having direct responsibility for the administration of this Indenture, or any other officer to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor to its rating agency business.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person (other than the Company or any of its Restricted Subsidiaries) and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means Indebtedness consisting of Indebtedness for borrowed money, letters of credit (only to the extent of any unreimbursed drawings thereunder), debt obligations evidenced by promissory notes and similar instruments and Guarantees in respect of any of the foregoing, in each case secured by a Lien. For the avoidance of doubt, “Secured Indebtedness” shall not include Indebtedness described in clause (5) of the definition thereof or any Guarantees in respect thereof.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, mortgages, deeds of trust, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interest in the collateral as contemplated by this Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Specified Hedge Agreement” means any Hedge Agreement in respect of interest rates or currency exchange rates entered into by the Company or any Guarantor and any Person that is a lender under a Debt Facility or an affiliate of such lender at the time such Hedge Agreement is entered into.

“Specified Real Estate Finance Guarantees” means guarantees not constituting Indebtedness, indemnity obligations and other contingent obligations with respect to: (a) performance obligations, (b) environmental liabilities and (c) matters which are commonly referred to as “bad-boy acts” or “recourse carve-outs” in the real estate lending industry, including, without limitation: fraud; gross negligence; willful misconduct; waste; interference with exercise of remedies; misrepresentation; misapplication or misappropriation of funds (including, without limitation, insurance proceeds or condemnation awards); undisclosed liabilities; employee-related liabilities; failure to satisfy governmental rules; commencement of a voluntary bankruptcy filing or similar proceeding by the applicable primary obligor; commencement of an involuntary bankruptcy filing or similar proceeding against the applicable primary obligor; tax assessments and claims; failure to obtain or preserve expected tax attributes; failure to comply with restrictions on sale, transfer or other disposition of assets; failure to comply with negative pledge requirements; failure to vacate premises after termination of a lease; and failure to comply with special purpose entity or bankruptcy remote requirements.

“Stated Maturity” means, with respect to any security or installment of interest or principal on any series of Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated pursuant to its terms in right of payment to the Notes.

“Subsidiary” of any Person means:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person (or any combination thereof); and

(2) any partnership, limited liability company or similar entity (a) the sole general partner, the managing general partner or the sole managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners or managing members of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Total Indebtedness” means Indebtedness consisting of Indebtedness for borrowed money, letters of credit (only to the extent of any unreimbursed drawings thereunder), debt obligations evidenced by promissory notes and similar instruments and Guarantees in respect of any of the foregoing. For the avoidance of doubt, “Total Indebtedness” shall not include Indebtedness described in clause (5) of the definition thereof or any Guarantees in respect thereof.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Trustee” means [•], [a national banking association organized under the laws of the United States], as trustee, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“Uniform Commercial Code” means the Uniform Commercial Code as in effect from time to time in any applicable jurisdiction.

“Unrestricted Cash” means the aggregate amount of cash and Cash Equivalents included in the accounts of the Company and its Restricted Subsidiaries that would be listed on the consolidated balance sheet of the Company prepared in accordance with GAAP as of the end of the most recent fiscal quarter for which internal financial statements are available ended prior to the date of determination to the extent such cash is not classified as “restricted” for financial statement purposes. For the avoidance of doubt, amounts held as cash collateral for Indebtedness or other Obligations of the Company and its Subsidiaries, amounts held by the Company and its Subsidiaries as security deposits from customers, clients or lessees and amounts that the Company or its Subsidiaries have committed for Investment pursuant to a written agreement or other commitment shall be included in determining the amount of Unrestricted Cash to the extent not classified as “restricted” for financial statement purposes.

“Unrestricted Subsidiary” means (1) except to the extent any such entity is later redesignated as a Restricted Subsidiary in accordance with this Indenture, any Subsidiary of the Company that as of the Issue Date is deemed to be an “Unrestricted Subsidiary” under the Existing Indenture, and (2) in addition:

(a) any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided in Section 4.13; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“Unsecured Notes Indenture” means the Indenture, dated as of July 10, 2020, among the Company, the Co-Obligor, the guarantors party thereto and U.S. Bank National Association, as Trustee, as it may be amended, supplemented, restated or otherwise modified from time to time, relating to the Existing 5.00% Notes.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

Section 1.02 Other Definitions.

4(a)(2) Global Note	2.1(b) of Appendix A
4(a)(2) Notes	2.1(a) of Appendix A
Action	12.03(aa)
Affiliate Transaction	4.14(a)
Agent Members	2.1(c) of Appendix A
Applicable Procedures	1.1(a) of Appendix A
Asset Disposition Offer	4.16(c)
Asset Disposition Offer Amount	3.09(b)
Asset Disposition Offer Period	3.09(b)
Asset Disposition Purchase Date	3.09(b)
Authentication Order	2.02(c)
Automatic Exchange	2.2(i) of Appendix A
Automatic Exchange Date	2.2(i) of Appendix A
Automatic Exchange Notice	2.2(i) of Appendix A
Automatic Exchange Notice Date	2.2(i) of Appendix A
balance sheet date	4.06(e)
Change of Control Offer	4.15(a)
Change of Control Payment	4.15(a)
Change of Control Payment Date	4.15(b)(2)
Clearstream	1.1(a) of Appendix A
Collateral Agent	12.03(i)
Covenant Defeasance	8.03(a)
Definitive Notes Legend	2.2(e)(i) of Appendix A
Designation	4.13(a)
Distribution Compliance Period	1.1(a) of Appendix A
ERISA Legend	2.2(e)(i) of Appendix A
Euroclear	1.1(a) of Appendix A
Event of Default	6.01(a)
Excess Proceeds	4.16(c)
Expiration Date	1.04(j)
Global Note	2.1(b) of Appendix A
Global Notes	2.1(b) of Appendix A
Global Notes Legend	2.2(e)(i) of Appendix A
Guaranteed Obligations	10.01(a)(2)
IAI	1.1(a) of Appendix A
IAI Global Note	2.1(b) of Appendix A
Legal Defeasance	8.02(a)
Note Register	2.03(a)
OID Notes Legend	2.2(e)(i) of Appendix A
Paying Agent	2.03(a)
PDF	13.14
QIB	1.1(a) of Appendix A
Registrar	2.03(a)
Regulation S	1.1(a) of Appendix A

Regulation S Global Note	2.1(b) of Appendix A
Regulation S Notes	2.1(a) of Appendix A
Reinstatement Date	4.19(a)(2)
Restricted Notes Legend	2.2(e)(i) of Appendix A
Restricted Payment	4.08(a)(4)
Revocation	4.13(a)(5)
Rule 144	1.1(a) of Appendix A
Rule 144A	1.1(a) of Appendix A
Rule 144A Global Note	2.1(b) of Appendix A
Rule 144A Notes	2.1(a) of Appendix A
Security Document Order	12.03(w)
Specified Courts	13.07
Successor Company	5.01(a)(1)
Successor Guarantor	5.01(c)(1)(a)
Suspended Covenants	4.19(a)(2)
Suspension Date	4.19(a)
Suspension Period	4.19(a)(2)
Trustee	7.07(f)
U.S. person	1.1(a) of Appendix A
Unrestricted Global Note	1.1(a) of Appendix A
Unrestricted Subsidiary	4.13(a)

Section 1.03 Rules of Construction.

Unless the context otherwise requires:

(1) a term defined in Section 1.01 or Section 1.02 has the meaning assigned to it therein;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and words in the plural include the singular;

(5) provisions apply to successive events and transactions;

(6) unless the context otherwise requires, any reference to an “Appendix,” “Article,” “Section,” “clause,” “Schedule” or “Exhibit” refers to an Appendix, Article, Section, clause, Schedule or Exhibit, as the case may be, of this Indenture;

(7) the words “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not any particular Article, Section, clause or other subdivision;

(8) “including” means including without limitation;

(9) references to sections of, or rules under, the Securities Act, the Exchange Act or the Trust Indenture Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(10) unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements or instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture; and

(11) in the event that a transaction meets the criteria of more than one category of permitted transactions or listed exceptions, the Company may classify such transaction as it, in its sole discretion, determines.

Section 1.04 Acts of Holders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Company and the Guarantors. Proof of execution of any such instrument or of a writing appointing any such agent, or the holding by any Person of a Note, shall be sufficient for any purpose of this Indenture and (subject to Section 7.01) conclusive in favor of the Trustee, the Company and the Guarantors, if made in the manner provided in this Section 1.04.

(b) The fact and date of the execution by any Person of any such instrument or writing may be proved (1) by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof or (2) in any other manner deemed reasonably sufficient by the Trustee. Where such execution is by or on behalf of any legal entity other than an individual, such certificate or affidavit shall also constitute proof of the authority of the Person executing the same. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Trustee deems sufficient.

(c) The ownership of Notes shall be proved by the Note Register.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of any action taken, suffered or omitted by the Trustee, the Company or the Guarantors in reliance thereon, whether or not notation of such action is made upon such Note.

(e) The Company may set a record date for purposes of determining the identity of Holders entitled to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, or to vote on or consent to any action authorized or permitted to be taken by Holders; provided that the Company may also choose not to set a record date for, and the provisions of this clause (e) shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in clause (f) below. Unless otherwise specified, if not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or in the case of any such vote, prior to such vote, any such record date shall be the later of 30 days prior to the first solicitation of such consent or vote or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation or vote. If any record date is set pursuant to this clause (e), the Holders on such record date, and only such Holders, shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action (including revocation of any action), whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes, or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this clause (e), the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder in the manner set forth in Section 13.01.

(f) The Trustee or the Company may set any day as a record date for the purpose of determining the Holders entitled to join in the giving or making of (1) any notice of default under Section 6.01(a), (2) any declaration of acceleration referred to in Section 6.02, (3) any direction referred to in Section 6.05 or (4) any request to pursue a remedy as permitted in Section 6.06. If any record date is set pursuant to this clause (f), the Holders on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Notes or each affected Holder, as applicable, on such record date. Promptly after any record date is set pursuant to this clause (f), the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company and to each Holder, as applicable, in the manner set forth in Section 13.01.

(g) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Note may do so with regard to all or any part of the principal amount of such Note or by one or more duly appointed agents, each of which may do so pursuant to such appointment with regard to all or any part of such principal amount. Any notice given or action taken by a Holder or its agents with regard to different parts of such principal amount pursuant to this clause (g) shall have the same effect as if given or taken by separate Holders of each such different part.

(h) Without limiting the generality of the foregoing, a Holder, including a Depositary that is the Holder of a Global Note, may make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is the Holder of a Global Note may provide its proxy or proxies to the beneficial owners of interests in any such Global Note through such Depositary’s standing instructions and customary practices.

(i) The Company may fix a record date for the purpose of determining the Persons who are beneficial owners of interests in any Global Note held by a Depositary entitled under the procedures of such Depositary, if any, to make, give or take, by a proxy or proxies duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders; provided that if such a record date is fixed, only the beneficial owners of interests in such Global Note on such record date or their duly appointed proxy or proxies shall be entitled to make, give or take such request, demand, authorization, direction, notice, consent, waiver or other action, whether or not such beneficial owners remain beneficial owners of interests in such Global Note after such record date. No such request, demand, authorization, direction, notice, consent, waiver or other action shall be effective hereunder unless made, given or taken on or prior to the applicable Expiration Date.

(j) With respect to any record date set pursuant to this Section 1.04, the party hereto that sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Notes in the manner set forth in Section 13.01, on or prior to both the existing and the new Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section 1.04, the party hereto which set such record date shall be deemed to have initially designated the 90th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this clause (j).

Section 1.05 No Incorporation by Reference of Trust Indenture Act.

This Indenture is not qualified under the Trust Indenture Act, and the Trust Indenture Act shall not apply to or in any way govern the terms of this Indenture. As a result, no provisions of the Trust Indenture Act are incorporated into this Indenture unless expressly incorporated pursuant to this Indenture.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating; Terms.

(a) Provisions relating to the Initial Notes, Additional Notes and any other Notes issued under this Indenture are set forth in Appendix A, which is hereby incorporated in and expressly made a part of this Indenture. The Notes and the Trustee’s certificate of authentication shall each be substantially in the form of Exhibit A hereto, which is hereby incorporated in and expressly made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, rules or agreements with national securities exchanges to which the Company, the Co-Obligor or any Guarantor is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Note shall be dated the date of its authentication. The Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b) The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is unlimited.

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Company, the Co-Obligor, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

The Notes shall be subject to repurchase by the Company pursuant to an Asset Disposition Offer as provided in Section 4.16 or a Change of Control Offer as provided in Section 4.15, and otherwise as not prohibited by this Indenture. The Notes shall not be redeemable, other than as provided in Article 3.

Additional Notes ranking pari passu with the Initial Notes may be created and issued from time to time by the Company without notice to or consent of the Holders and shall be consolidated with and form a single class with the Initial Notes and shall have the same terms as to status, redemption or otherwise (other than issue date, issue price and, if applicable, the first interest payment date and the first date from which interest will accrue) as the Initial Notes; provided that, if any Additional Notes are not fungible with the Initial Notes for U.S. federal income tax purposes, such Additional Notes will be issued as a separate series under this Indenture and will have a separate CUSIP number and ISIN from the Initial Notes; provided, further, that the Company’s ability to issue Additional Notes shall be subject to the Company’s compliance with Section  4.09. Any Additional Notes shall be issued with the benefit of an indenture supplemental to this Indenture.

Section 2.02 Execution and Authentication.

(a) At least one Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

(b) A Note shall not be entitled to any benefit under this Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached hereto by the manual signature of an authorized signatory of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under this Indenture.

(c) On the Issue Date, the Trustee shall, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time and from time to time, the Trustee shall, upon receipt of an Authentication Order, authenticate and deliver any Additional Notes in an aggregate principal amount specified in such Authentication Order for such Additional Notes issued hereunder.

(d) The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders, the Company or an Affiliate of the Company.

(e) The Trustee shall authenticate and make available for delivery upon a written order of the Company signed by one Officer of the Company (a) Initial Notes for original issue on the Issue Date in an aggregate principal amount of $[•], (b) subject to the terms of this Indenture, Additional Notes and (c) any Unrestricted Global Notes issued in exchange for any of the foregoing in accordance with this Indenture. Such order shall specify the amount of the Notes to be authenticated, the date on which the original issue of Notes is to be authenticated and whether the Notes are to be Initial Notes, Additional Notes or other Unrestricted Global Notes.

Section 2.03 Registrar and Paying Agent.

(a) The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and at least one office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar shall keep a register of the Notes (“Note Register”) and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Holder. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Company or any of its Subsidiaries may act as Paying Agent or Registrar.

(b) The Company initially appoints DTC to act as Depositary with respect to the Global Notes. The Company initially appoints the Trustee to act as Paying Agent and Registrar for the Notes and to act as Custodian with respect to the Global Notes.

Section 2.04 Paying Agent to Hold Money in Trust.

The Company shall, no later than 11:00 a.m. (New York City time) on each due date for the payment of principal of, premium, if any, and interest on any of the Notes, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held in trust for the Holders entitled to the same, and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee of its action or failure so to act. The Company shall require each Paying Agent other than the Trustee to agree in writing that such Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of, premium, if any, and interest on, the Notes, and shall notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, a Paying Agent shall have no further liability for the money. If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Company, the Trustee shall serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee at least two Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.06 Transfer and Exchange.

(a) The Notes shall be issued in registered form and shall be transferable only upon the surrender of a Note for registration of transfer and in compliance with Appendix A.

(b) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 or at the Registrar’s request.

(c) No service charge shall be imposed in connection with any registration of transfer or exchange (other than pursuant to Section 2.07, but the Holders shall be required to pay any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.15, 4.16 and 9.04).

(d) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(e) Neither the Company nor the Registrar shall be required (1) to issue, to register the transfer of or to exchange any Note during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 and ending at the close of business on the day of selection, (2) to register the transfer of or to exchange any Note so selected for redemption, or tendered for repurchase (and not withdrawn) in connection with a Change of Control Offer or an Asset Disposition Offer, in whole or in part, except the unredeemed or unpurchased portion of any Note being redeemed or repurchased in part or (3) to register the transfer of or to exchange any Note between a Record Date and the next succeeding Interest Payment Date.

(f) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Company shall deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of, premium, if any, and (subject to the Record Date provisions of the Notes) interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(g) Upon surrender for registration of transfer of any Note at the office or agency of the Company designated pursuant to Section 4.02, the Company shall execute, and the Trustee shall authenticate and mail, in the name of the designated transferee or transferees, one or more replacement Notes of any authorized denomination or denominations of a like aggregate principal amount.

(h) At the option of the Holder, Notes may be exchanged for other Notes of any authorized denomination or denominations of a like aggregate principal amount upon surrender of the Notes to be exchanged at such office or agency. Whenever any Global Notes or Definitive Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and mail, the replacement Global Notes and Definitive Notes which the Holder making the exchange is entitled to in accordance with the provisions of Appendix A.

(i) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by mail or by facsimile or electronic transmission.

Section 2.07 Replacement Notes.

If a mutilated Note is surrendered to the Trustee or if a Holder claims that its Note has been lost, destroyed or wrongfully taken and the Trustee receives evidence to its satisfaction of the ownership and loss, destruction or theft of such Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee’s requirements are otherwise met. If required by the Trustee or the Company, indemnity or security must be provided by the Holder that is sufficient in the judgment of the Trustee and the Company to protect the Company, the Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Company may charge the Holder for the expenses of the Company and the Trustee in replacing a Note. Every replacement Note is a contractual obligation of the Company and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder. Notwithstanding the foregoing provisions of this Section 2.07, in case any mutilated, lost, destroyed or wrongfully taken Note has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Note, pay such Note.

Section 2.08 Outstanding Notes.

(a) The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09, a Note does not cease to be outstanding because the Company holds the Note.

(b) If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser, as such term is defined in Section 8-303 of the Uniform Commercial Code in effect in the State of New York.

(c) If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue from and after the date of such payment.

(d) If a Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds, on the maturity date, any redemption date or any date of purchase pursuant to an Offer to Purchase, money sufficient to pay Notes payable or to be redeemed or purchased on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the requisite principal amount of Notes have concurred in any direction, waiver or consent, Notes beneficially owned by the Company shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to deliver any such direction, waiver or consent with respect to the Notes and that the pledgee is not the Company or any obligor upon the Notes.

Section 2.10 Temporary Notes.

Until definitive Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Notes in exchange for temporary Notes. Holders and beneficial holders, as the case may be, of temporary Notes shall be entitled to all of the benefits accorded to Holders, or beneficial holders, respectively, of Notes under this Indenture.

Section 2.11 Cancellation.

The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee or, at the direction of the Trustee, the Registrar or the Paying Agent and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and shall destroy cancelled Notes in accordance with its customary procedures (subject to the record retention requirement of the Exchange Act). Certification of the destruction of all cancelled Notes shall, upon the written request of the Company, be delivered to the Company. The Company may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

(a) If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such defaulted interest as provided in this Section 2.12. The Trustee shall fix or cause to be fixed each such special record date and payment date; provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. The Trustee shall promptly notify the Company of such special record date. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall mail or deliver by electronic transmission in accordance with the applicable procedures of the Depositary, or cause to be mailed or delivered by electronic transmission in accordance with the applicable procedures of the Depositary to each Holder a notice that states the special record date, the related payment date and the amount of such interest to be paid.

(b) Subject to the foregoing provisions of this Section 2.12 and for greater certainty, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue interest, which were carried by such other Note.

Section 2.13 CUSIP and ISIN Numbers.

The Company in issuing the Notes may use CUSIP or ISIN numbers (if then generally in use) and, if so, the Trustee shall use CUSIP or ISIN numbers in notices of redemption or exchange or in Offers to Purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or as contained in any notice of redemption or exchange or in Offers to Purchase and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption or exchange or Offer to Purchase shall not be affected by any defect in or omission of such numbers. The Company shall as promptly as practicable notify the Trustee in writing of any change in the CUSIP or ISIN numbers.

ARTICLE 3

REDEMPTION

Section 3.01 Notices to Trustee.

If the Company elects to redeem Notes pursuant to Section 3.07, it shall furnish to the Trustee, at least two Business Days before notice of redemption is required to be mailed or caused to be mailed to Holders pursuant to Section 3.03 (unless a shorter notice shall be agreed to by the Trustee) but not more than 60 days before a redemption date, an Officer’s Certificate setting forth (1) the paragraph or subparagraph of such Note or Section of this Indenture pursuant to which the redemption shall occur, (2) the redemption date, (3) the principal amount of the Notes to be redeemed and (4) the redemption price, if then ascertainable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

(a) If less than all of the then outstanding Notes are to be redeemed pursuant to Section 3.07 or purchased in an Offer to Purchase at any time, the Trustee shall select the Notes to be redeemed or purchased in compliance with the requirements of the principal national securities exchange on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee deems to be fair and appropriate in accordance with the applicable procedures of the Depositary. In the event of partial redemption or purchase by lot, the particular Notes to be redeemed or purchased shall be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption date by the Trustee from the then outstanding Notes not previously called for redemption or purchase.

(b) The Trustee shall promptly notify the Company in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected shall be in amounts of $1,000 or integral multiples of $1,000; provided that no Notes of $2,000 in principal amount or less shall be redeemed in part. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

(c) After the redemption date or purchase date, upon surrender of a Note to be redeemed or purchased in part only, a new Note or Notes in principal amount equal to the unredeemed or unpurchased portion of the original Note, representing the same Indebtedness to the extent not redeemed or not purchased, shall be issued in the name of the Holder of the Notes upon cancellation of the original Note (or appropriate book entries shall be made to reflect such partial redemption).

Section 3.03 Notice of Redemption.

(a) Subject to Section 3.09, the Company shall mail or deliver by electronic transmission in accordance with the applicable procedures of the Depositary, or cause to be mailed (or delivered by electronic transmission in accordance with the applicable procedures of the Depositary) notices of redemption of Notes not less than 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed pursuant to this Article at such Holder’s registered address or otherwise in accordance with the applicable procedures of the Depositary, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with Article 8 or Article 11. As set forth in Section 3.07(c), notices of redemption may be conditional.

(b) The notice shall identify the Notes to be redeemed (including CUSIP and ISIN number, if applicable) and shall state:

(1) the redemption date;

(2) the manner of calculation of the redemption price;

(3) if any Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed;

(4) the name and address of the Paying Agent;

(5) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(7) the paragraph or subparagraph of the Notes or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8) that no representation is made as to the correctness or accuracy of the CUSIP or ISIN number, if any, listed in such notice or printed on the Notes; and

(9) if applicable, any condition to such redemption.

(c) At the Company’s request, the Trustee shall give the notice of redemption in the Company’s name and at the Company’s expense; provided that the Company shall have delivered to the Trustee, at least two Business Days before notice of redemption is required to be sent or caused to be sent to Holders pursuant to this Section 3.03 (unless a shorter notice shall be agreed to by the Trustee), an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(b).

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price (except as provided for in Section 3.07(c)). The notice, if mailed or delivered by electronic transmission in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Subject to Section 3.05, on and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Section 3.05 Deposit of Redemption or Purchase Price.

(a) No later than 11:00 a.m. (New York City time) on the redemption or purchase date (or such later time as such date to which the Trustee may reasonably agree), the Company shall deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued and unpaid interest on all Notes to be redeemed or purchased on that date. The Paying Agent shall promptly mail to each Holder whose Notes are to be redeemed or repurchased the applicable redemption or purchase price thereof and accrued and unpaid interest thereon. The Trustee or the Paying Agent shall promptly return to the Company any money deposited with the Trustee or the Paying Agent by the Company in excess of the amounts necessary to pay the redemption or purchase price of, and accrued and unpaid interest on, all Notes to be redeemed or purchased.

(b) If the Company complies with the provisions of Section 3.05(a), on and after the redemption or purchase date, interest shall cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Record Date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest to the redemption or purchase date in respect of such Note will be paid on such redemption or purchase date to the Person in whose name such Note is registered at the close of business on such Record Date. If any Note called for redemption or purchase shall not be so paid upon surrender for redemption or purchase because of the failure of the Company to comply with Section 3.05(a), interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and, to the extent lawful, on any interest accrued to the redemption or purchase date not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Company shall issue and, upon receipt of an Authentication Order, the Trustee shall promptly authenticate and mail to the Holder (or cause to be transferred by book entry) at the expense of the Company a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered representing the same Indebtedness to the extent not redeemed or purchased; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. It is understood that, notwithstanding anything in this Indenture to the contrary, only an Authentication Order and not an Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate such new Note.

Section 3.07 Optional Redemption.

(a) At any time, the Company may redeem the Notes, in whole or in part, upon notice pursuant to Section 3.03, at a redemption price equal to 100% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. Any redemption pursuant to this Section 3.07 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

(b) Any redemption notice in connection with this Section 3.07 may, at the

Company’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction.

Section 3.08 Mandatory Redemption; Open Market Purchases.

(a) The Company shall not be required to make any mandatory redemption or sinking fund payments with respect to the Notes.

(b) For the avoidance of doubt, the Company may acquire Notes by means other than a redemption or repurchase, whether by tender offer, open market purchases negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of this Indenture.

Section 3.09 Offers to Repurchase by Application of Excess Proceeds.

(a) In the event that, pursuant to Section 4.16, the Company is required to commence an Asset Disposition Offer, the Company will follow the procedures specified below.

(b) The Asset Disposition Offer shall remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes and, if applicable, Pari Passu Indebtedness (on a pro rata basis, if applicable) required to be purchased pursuant to Section 4.16 (the “Asset Disposition Offer Amount”), or, if less than the Asset Disposition Offer Amount of Notes (and, if applicable, Pari Passu Indebtedness) has been so validly tendered, all Notes and Pari Passu Indebtedness validly tendered in response to the Asset Disposition Offer. Payment for any Notes so purchased will be made in the same manner as interest payments on the Notes are made.

(c) If the Asset Disposition Purchase Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest up to but excluding the Asset Disposition Purchase Date, shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date.

(d) Upon the commencement of an Asset Disposition Offer, the Company shall mail a notice to each of the Holders or otherwise deliver such notice in accordance with the applicable procedures of the Depositary, with a copy to the Trustee. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The Asset Disposition Offer shall be made to all Holders and, if required, all holders of Pari Passu Indebtedness. The notice, which shall govern the terms of the Asset Disposition Offer, shall state:

(1) that an Asset Disposition Offer is being made pursuant to this Section 3.09 and Section 4.16 and the expiration time of the Asset Disposition Offer Period;

(2) the Asset Disposition Offer Amount, the purchase price, including the portion thereof representing any accrued and unpaid interest, and the Asset Disposition Purchase Date; and

(3) the procedures, determined by the Company, consistent with this Indenture that a Holder must follow in order to have its Notes repurchased.

(e) On or before the Asset Disposition Purchase Date, the Company shall, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary or as otherwise provided in Section 4.16(c), the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness or portions thereof validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or, if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness so tendered, in the case of the Notes, in integral multiples of $1,000; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company shall deliver, or cause to be delivered, to the Trustee the Notes so accepted and an Officer’s Certificate directing the Trustee to cancel the applicable Notes and stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this Section 3.09.

(f) The Paying Agent shall promptly, but in no event later than five Business Days after termination of the Asset Disposition Offer Period, mail (or otherwise deliver in accordance with the applicable procedures of the Depositary) to each tendering Holder an amount equal to the purchase price of the Notes so validly tendered and not properly withdrawn by such Holder and accepted by the Company for purchase, and if less than all of the Notes tendered are purchased pursuant to the Asset Disposition Offer, the Company will promptly issue a new Note, and the Trustee, upon receipt of an Authentication Order, will authenticate and mail (or otherwise deliver in accordance with the applicable procedures of Depositary) (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate is required for the Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof.

(g) The Company shall comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

(h) Other than as specifically provided in this Section 3.09 or Section 4.16, any purchase pursuant to this Section 3.09 shall be made pursuant to the applicable provisions of Sections 3.01 through 3.06.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

(a) The Company shall pay, or cause to be paid, the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Company or a Subsidiary, holds as of 11:00 a.m. (New York City time) on the due date money deposited by the Company in immediately available funds and designated for and sufficient to pay the principal, premium, if any, and interest then due. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

(b) The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

(a) The Company shall maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Company and the Guarantors in respect of the Notes and this Indenture may be served. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

(b) The Company may also from time to time designate additional offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

(c) The Company hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Company in accordance with Section 2.03.

Section 4.03 [Reserved].

Section 4.04 Stay, Extension and Usury Laws.

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Company and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.05 Corporate Existence.

Subject to Article 5, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (1) its corporate or limited liability company existence and the corporate, partnership, limited liability company or other existence of each of its Restricted Subsidiaries, in accordance with the respective organizational documents (as the same may be amended, supplemented or otherwise modified from time to time) of the Company or any such Restricted Subsidiary and (2) the rights (charter and statutory) of the Company and its Restricted Subsidiaries to conduct business; provided that the Company shall not be required to preserve any such right, or the corporate, partnership, limited liability company or other existence of any of its Restricted Subsidiaries, if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole.

Section 4.06 Reports and Other Information.

(a) Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall provide to the Holders the following reports:

(1) within 90 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2021), an annual report containing substantially all the information that would have been required to be contained in an annual report on Form 10-K under the Exchange Act if the Company had been a reporting company under the Exchange Act (but only to the extent similar information is included in the Offering Memorandum), including a “Management’s discussion and analysis of financial condition and results of operations” section and a report on the annual financial statements by the Company’s independent registered public accounting firm; provided that such annual report shall not be required to contain information required by Items 9A (controls and procedures), 10 (directors, executive officers and corporate governance) and 11 (executive compensation) of Form 10-K;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (beginning with the fiscal quarter in which the Issue Date occurs), quarterly reports with respect to the most recent fiscal quarter and year-to-date period containing substantially all the information that would have been required to be contained in a quarterly report on Form 10-Q under the Exchange Act if the Company had been a reporting company under the Exchange Act (but only to the extent similar information is included in the Offering Memorandum), including a “Management’s discussion and analysis of financial condition and results of operations” section and unaudited quarterly financial statements reviewed pursuant to Statement on Auditing Standards No. 100 (or any successor provision); provided that such quarterly report shall not be required to contain the information required by Part I, Item 4 of Form 10-Q (controls and procedures); and

(3) within ten Business Days after the occurrence of each event that would have been required to be reported under Items 2.01 (Completion of Acquisition or Disposition of Assets), 2.06 (Material Impairments), 4.01 (Changes in Registrant’s Certifying Accountant), 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review) and 5.01 (Changes in Control of Registrant) in a current report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act, current reports containing substantially all the information that would have been required by the foregoing items of Form 8-K to be contained in a current report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act; provided that, for the avoidance of doubt, in each of the reports delivered pursuant to clause (1) or (2) above, the Company shall set forth (i) a calculation of Adjusted EBITDA, Adjusted EBITDA Before Growth Investments and Community Adjusted EBITDA of the Company and its consolidated Restricted Subsidiaries for the period of four consecutive fiscal quarters ended on the date of the last balance sheet set forth in such report, presented in a manner similar to that found in the Offering Memorandum, and (ii) the amount of Unrestricted Cash and Total Indebtedness of ChinaCo as of such balance sheet date; provided, further, however, that, so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, such reports (a) shall not be required to comply with Section 302 or 404 of the Sarbanes-Oxley Act of 2002 or related Items 307 and 308 of Regulation S-K promulgated by the SEC or Item 601 of Regulation S-K (with respect to exhibits), (b) shall not be required to comply with Section 13(r) of the Exchange Act (relating to the Iran Threat Reduction and Syrian Human Rights Act) or Rule 13p-1 under the Exchange Act and Form SD (relating to conflict minerals) or Item 10(e) of Regulation S-K (relating to non-GAAP financial measures), (c) shall not be required to contain the disclosure contemplated by Rule 13-01 or Rule 13-02 of Regulation S-X promulgated by the SEC (except summary financial information with respect to Non-Guarantor Subsidiaries of the type and scope included in the Offering Memorandum will be required), (d) shall not be required to comply with Section 3-09 of Regulation S-X to the extent that the Company determines in its good faith judgment that such information would not be material to the Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries (and with respect to any financial statements required to be delivered under this clause (d), notwithstanding any law, rule or regulation that would require that some or all of such financial statements be audited, the Company may nonetheless deliver unaudited financial statements to satisfy such requirement) and (e) shall not be required to comply with Section 3-05 of Regulation S-X to the extent that (i) such requirement to furnish acquired business financial statements would be triggered only because the income from continuing operations before income taxes and extraordinary items of the acquired business exceeds 20% of such pre-tax income of the Company and its consolidated Subsidiaries for the applicable period set forth in Rule 1-02(w) of Regulation S-X and (ii) the Company determines in its good faith judgment that such information would not be material to the Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries (and with respect to any financial statements required to be delivered under this clause (e), notwithstanding any law, rule or regulation that would require that some or all of such financial statements be audited, the Company may nonetheless deliver unaudited financial statements to satisfy such requirement).

(b) In addition, to the extent not satisfied by the foregoing, for so long as any Notes are outstanding, the Company shall furnish to Holders and to prospective purchasers of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The requirements set forth in this clause (b) and the preceding clause (a) of this Section 4.06 may be satisfied by delivering such information to the Trustee and posting copies of such information on a website (which may be nonpublic and may be maintained by the Company or a third party) to which access will be given to Holders, bona fide prospective purchasers of the Notes (which prospective purchasers will be limited to “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act or non-U.S. persons (as defined in Regulation S under the Securities Act)), securities analysts and market making institutions that certify their status as such to the reasonable satisfaction of the Company and who agree to treat such information as confidential.

(c) Notwithstanding the foregoing, at all times that the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC within the time periods specified in the SEC’s rules and regulations that are then applicable to the Company all the reports and information described in Section 4.06(a), but without giving effect to any of the provisos contained therein (assuming that such provisions otherwise apply under applicable SEC rules and regulations), in each case in a manner that complies in all material respects with the requirements specified in the applicable forms promulgated by the SEC.

(d) In addition, no later than fifteen Business Days after the date the annual and quarterly financial information for the prior fiscal period have been filed or furnished pursuant to Section 4.06(a)(1) or 4.06(a)(2) above, the Company shall also hold live quarterly conference calls with the opportunity to ask questions of the Company. No fewer than five Business Days prior to the date such conference call is to be held, the Company shall issue a press release to the appropriate U.S. wire services announcing such quarterly conference call for the benefit of the Holders, beneficial owners of the Notes, bona fide prospective purchasers of the Notes (which prospective purchasers shall be limited to “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act or non-U.S. persons (as defined in Regulation S under the Securities Act) that certify their status as such to the reasonable satisfaction of the Company), securities analysts and market making financial institutions, which press release shall contain the time and the date of such conference call and direct the recipients thereof to contact an individual at the Company (for whom contact information shall be provided in such notice) to obtain information on how to access such quarterly conference call.

(e) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries, either individually or collectively, held more than 10.0% of Consolidated Total Assets as of the end of the most recent fiscal quarter for which internal financial statements prepared on a consolidated basis in accordance with GAAP are available (the “balance sheet date”) or accounted for more than 10.0% of consolidated total revenue of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ended on the balance sheet date, then the annual and quarterly financial information required by Section 4.06(a) shall include a reasonably detailed presentation, as determined in good faith by the Company, either on the face of the financial statements or in the footnotes to the financial statements and in the “Management’s discussion and analysis of financial condition and results of operations” section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(f) In the event that any direct or indirect parent company of the Company becomes a Guarantor of the Notes, the Company may satisfy its obligations under this Section 4.06 to provide consolidated financial information of the Company by furnishing consolidated financial information relating to such parent; provided that (1) such financial statements are accompanied by consolidating financial information for such parent, the Company, the Guarantors and the Non-Guarantor Subsidiaries in the manner prescribed by the SEC and (2) such parent is not engaged in any business in any material respect other than such activities as are incidental to its ownership, directly or indirectly, of the Capital Stock of the Company.

(g) To the extent any information is not provided within the time periods specified in this Section 4.06 and such information is subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default that has not become an Event of Default with respect thereto shall be deemed to have been cured.

(h) Delivery of the reports, information and documents in accordance with this Section 4.06 shall satisfy the Company’s obligation to make such delivery, but, in the case of the Trustee, such delivery shall be for informational purposes only, and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate). The Trustee shall have no liability or responsibility for the filing, timeliness or content of any such report.

Section 4.07 Compliance Certificate.

(a) The Company will deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer, and further stating, as to such Officer signing such certificate, that to his or her knowledge, the Company and each Guarantor have kept, observed, performed and fulfilled each and every condition and covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of this Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Company and each Guarantor are taking or propose to take with respect thereto).

(b) When any Default has occurred and is continuing under this Indenture, the Company will promptly (which shall be within 30 days following the date on which the Company becomes aware of such Default or receives notice of such Default, as applicable) send to the Trustee an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereof.

Section 4.08 Limitation on Restricted Payments.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Equity Interests (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(a) dividends or distributions payable solely in Equity Interests of the Company (other than Disqualified Stock); and

(b) dividends or distributions by a Restricted Subsidiary, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary that is not a Wholly Owned Subsidiary, the Company or the Restricted Subsidiary holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(2) purchase, redeem, retire or otherwise acquire for value, including in connection with any merger or consolidation, any Equity Interests of the Company or any direct or indirect parent company of the Company held by Persons other than the Company or a Restricted Subsidiary;

(3) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(a) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; or

(b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4) make any Restricted Investment

(all such payments and other actions referred to in clauses (1) through (4) above (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default shall have occurred and be continuing (or would result therefrom);

(B) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under Section 4.09(a); and

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (including Restricted Payments made pursuant to clauses (6), (7), (11), (12) and (14) of Section 4.08(b) but excluding all other Restricted Payments permitted by Section 4.08(b)) would not exceed the sum of (without duplication):

(i) 100.0% of Adjusted EBITDA (whether positive or negative) minus 140.0% of Consolidated Interest Expense, each as determined for the period (treated as one accounting period) from the beginning of the first fiscal quarter of the Company for which Adjusted EBITDA minus 140.0% of Consolidated Interest Expense is greater than zero to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are available; plus

(ii) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities or other property received by the Company from the issue or sale of its Equity Interests (other than Disqualified Stock) or other capital contributions subsequent to the Reference Date, other than:

(x) Net Cash Proceeds received from an issuance or sale of such Equity Interests to a Subsidiary of the Company or to an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination;

(y) Net Cash Proceeds received by the Company from the issue and sale of its Equity Interests or capital contributions to the extent applied to redeem Notes in compliance with the provisions of Section 3.07(b); and

(z) Excluded Equity Proceeds; plus

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than debt held by a Restricted Subsidiary of the Company) subsequent to the Reference Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company; plus

(iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries since the Reference Date in any Person resulting from:

(x) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investments (other than to the Company or any of its Restricted Subsidiaries), and repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary; or

(y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or the merger or consolidation of an Unrestricted Subsidiary with and into the Company or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was previously included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Adjusted EBITDA.

(b) Section 4.08(a) shall not prohibit:

(1) any Restricted Payment made in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that an amount equal to such Restricted Payment will be excluded from Section 4.08(a)(4)(C)(ii);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations or Guarantor Subordinated Obligations that are permitted to be Incurred pursuant to Section 4.09 and constitute Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Disqualified Stock of the Company or a Restricted Subsidiary so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant to Section 4.09 and constitutes Refinancing Indebtedness;

(4) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligations or Guarantor Subordinated Obligations (a) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations or Guarantor Subordinated Obligations in the event of a Change of Control or (b) at a purchase price not greater than 100% of the principal amount thereof in the event of an Asset Disposition; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in Section 4.15 or 4.16 with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(5) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under Section 4.16;

(6) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this Section 4.08;

(7) the purchase, redemption or other acquisition (including by cancellation of indebtedness), cancellation or retirement for value of Equity Interests of the Company or any direct or indirect parent company of the Company held by any existing or former directors, employees, management, consultants, advisors or service providers of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under stock option or stock purchase agreements or other agreements approved by the Board of Directors of the Company; provided that such repurchases, redemptions or other acquisitions pursuant to this clause shall not exceed $25.0 million in the aggregate during any calendar year (with any unused amounts in any calendar year being carried over to the immediately succeeding calendar year subject to a maximum of $50.0 million in any calendar year), although such amount in any calendar year may be increased by an amount not to exceed:

(a) the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, the Net Cash Proceeds from the sale of Capital Stock of any of the Company’s direct or indirect parent companies, in each case to existing or former employees or members of management of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Reference Date; plus

(b) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Reference Date; less

(c) the amount of any Restricted Payments made since the Reference Date with the Net Cash Proceeds described in clauses (a) and (b) of this clause (7);

(8) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of this Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(9) repurchases of Equity Interests deemed to occur upon the exercise, conversion or exchange of stock options, warrants or other rights to purchase Capital Stock or other convertible or exchangeable securities if such Equity Interests represent all or portion of the exercise price thereof or in connection with the exercise or vesting of stock options, warrants or other rights to the extent necessary to pay withholding taxes related to such exercise or vesting;

(10) any payment to the holders of Equity Interests (or to the holders of Indebtedness that is convertible into or exchangeable for Equity Interests upon such conversion or exchange) in lieu of the issuance of fractional shares;

(11) the declaration and payment of dividends on the Company’s Capital Stock (or dividends, distributions or advances to any direct or indirect parent company to allow such parent company to pay dividends on such parent company’s Capital Stock) following the first Equity Offering of the Company’s or such parent company’s Capital Stock in a registered public offering after the Issue Date of, in the case of the first Equity Offering of the Company’s Capital Stock to the public, up to 6% per annum of the Net Cash Proceeds received by the Company in such Equity Offering, or, in the case of the first Equity Offering of such parent company’s Capital Stock to the public, up to 6% per annum of the amount contributed by such parent company to the Company from the Net Cash Proceeds received by such parent company in connection with such Equity Offering;

(12) the distribution, by dividend or otherwise, of shares of Capital Stock of Unrestricted Subsidiaries;

(13) (i) the purchase, redemption or other acquisition (including by cancellation of indebtedness), cancellation or retirement for value of Equity Interests of the Company or any direct or indirect parent company of the Company and (ii) Investments, in each case, with, or in an amount equivalent to, Excluded Equity Proceeds; and

(14) other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed the greater of (a) $100.0 million and (b) 2.0% of Consolidated Total Assets at any time outstanding.

provided, however, that at the time of and after giving effect to, any Restricted Payment permitted under clauses (7), (8), (11), (12), (13) and (14) above, no Default shall have occurred and be continuing or would occur as a consequence thereof.

(c) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The amount of any Restricted Payment paid in cash shall be its face amount.

(d) To the extent any cash or any other property is paid or distributed by the Company or any of its Restricted Subsidiaries upon the conversion or exchange of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Equity Interests of the Company or upon any other acquisition or retirement of any such Indebtedness of the Company or any of its Restricted Subsidiaries for an amount based on the value of such Equity Interests, (1) any amount of such cash or property that exceeds the principal amount of the Indebtedness that is converted, exchanged, acquired or retired and any accrued interest paid thereon (and only such excess amount) shall be deemed to be a Restricted Payment under Section 4.08(a)(2) and (2) the amount of such cash or property up to an amount equal to the principal amount of the Indebtedness that is converted, exchanged, acquired or retired shall be deemed to be a Restricted Payment under Section 4.08(a)(3) if such Indebtedness is a Subordinated Obligation or Guarantor Subordinated Obligation. If the Company or any of its Restricted Subsidiaries repurchases any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Equity Interests of the Company in the open market at a price in excess of the principal amount of such Indebtedness and any accrued interest thereon, such excess amount shall be deemed to be a Restricted Payment under Section 4.08(a)(2).

(e) For the purpose of determining compliance with this Section 4.08, in the event that a Restricted Payment is entitled to be made pursuant to Section 4.08(a) or meets the criteria of more than one of the clauses above under Section 4.08(b) or one or more of the clauses in the definition of “Permitted Investment,” the Company, in its sole discretion, shall be permitted to classify such Restricted Payment and may later reclassify all or a portion of such Restricted Payment in any manner that complies with this Section 4.08 and will be entitled to divide the amount and type of such Restricted Payment among more than one of such clauses under this Section 4.08 and the definition of “Permitted Investment.” A Restricted Payment need not be permitted solely by reference to one provision permitting such Restricted Payment but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.08, including the definition of “Permitted Investment.”

Section 4.09 Limitation on Indebtedness.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and any Restricted Subsidiary may Incur Indebtedness if on the date thereof and after giving effect thereto on a pro forma basis:

(1) so long as the Adjusted EBITDA is positive, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than 5.0 to 1.0; and

(2) no Default or Event of Default will have occurred or be continuing or would occur as a consequence of Incurring the Indebtedness or entering into the transactions relating to such Incurrence;

provided that the Indebtedness (including Acquired Indebtedness) that may be Incurred pursuant to this Section 4.09(a) and pursuant to Section 4.09(b)(16) (in each case, plus any refinancing Indebtedness in respect thereof) by Non-Guarantor Subsidiaries shall not exceed:

(a) the greater of (i) $250.0 million and (ii) 5.0% of Consolidated Total Assets (determined on the date of such Incurrence); plus

(b) $250.0 million; provided that, in the case of this clause (b), on a pro forma basis after giving effect to such Indebtedness, the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity.

(b) Section 4.09(a)shall not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company or any Restricted Subsidiary Incurred under a Debt Facility and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with undrawn trade letters of credit and reimbursement obligations relating to trade letters of credit satisfied within 60 days being excluded, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate amount outstanding at any time not to exceed:

(a) the sum of (x) $1,000.0 million (less up to $1,000.0 million aggregate principal amount of Notes (if any) then issued and outstanding) plus (y) an aggregate principal amount of Indebtedness that at the time of Incurrence would not cause, on the date of Incurrence of such Indebtedness and after giving effect thereto, the Consolidated Secured Leverage Ratio to exceed 2.5 to 1.0; plus

(b) to the extent Incurred under LC Facilities, an amount not to exceed the greater of (i) $[•] and (ii) 30.0% of Consolidated Total Assets; provided that, to the extent the amount Incurred under this clause (b)(ii) exceeds $250.0 million, the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity on a pro forma basis after giving effect to such Indebtedness;

(2) [Reserved];

(3) the Existing Notes and all other Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date or Incurred pursuant to any commitment outstanding on the Issue Date (in each case, other than Indebtedness described in clauses (1) and (2) of this Section 4.09(b));

(4) Guarantees by (a) the Company or any Guarantor of Indebtedness permitted to be Incurred by the Company or a Guarantor in accordance with the provisions of this Indenture; provided that in the event such Indebtedness that is being Guaranteed is subordinated in right of payment to the Notes or the Note Guarantee, then the Guarantee shall be subordinated to the same extent as the Indebtedness being Guaranteed and (b) Non-Guarantor Subsidiaries of Indebtedness Incurred by Non-Guarantor Subsidiaries in accordance with the provisions of this Indenture;

(5) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

(a) if the Company is the obligor on Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is expressly subordinated in right of payment to the Notes;

(b) if a Guarantor is the obligor on Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

(c) (i) any subsequent issuance or transfer of Equity Interests or any other event which results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case under this clause (5)(c), to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(6) Preferred Stock of a Restricted Subsidiary held by the Company or any other Restricted Subsidiary; provided, however,

(a) any subsequent issuance or transfer of Capital Stock or any other event which results in such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such Preferred Stock to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Preferred Stock by such Subsidiary (and, if applicable, may be Incurred pursuant to clause (19) of this Section 4.09(b));

(7) Acquired Indebtedness and other Indebtedness of the Company or any Restricted Subsidiary Incurred in connection with or in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the acquisition by the Company or any Restricted Subsidiary of property used or useful in a Permitted Business (whether through the direct purchase of assets or the purchase of Equity Interests of, or merger or consolidation with, any Person owning such assets); provided, however, that at the time of such Incurrence, either:

(i) the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(a) on a pro forma basis after giving effect to the Incurrence of such Indebtedness pursuant to this clause (7) and such acquisition; or

(ii) on a pro forma basis, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be better than or equal to such ratio immediately prior to such Incurrence;

(8) Indebtedness under Hedging Obligations that are Incurred in the ordinary course of business (whether or not consistent with past practice) and not for speculative purposes;

(9) Indebtedness (including Capitalized Lease Obligations) of the Company or a Restricted Subsidiary Incurred to finance the purchase, lease, construction or improvement of any property, plant or equipment used or to be used in the business of the Company or such Restricted Subsidiary through the direct purchase, lease, construction or improvement of such property, plant or equipment, and any Indebtedness of the Company or a Restricted Subsidiary which serves to refund or refinance any Indebtedness Incurred pursuant to this clause (9), and any Guarantees by the Company or any Restricted Subsidiary of any of the foregoing, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (9) and then outstanding, shall not exceed:

(a) the greater of (i) $100.0 million and (ii) 2.0% of Consolidated Total Assets (determined on the date of such Incurrence) at any time outstanding; plus

(b) an unlimited principal amount, so long as, at the time of such Incurrence:

(i) the Company and its Restricted Subsidiaries have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity; or

(ii) the Consolidated Secured Leverage Ratio does not exceed 2.5 to 1.0;

(10) Indebtedness Incurred by the Company or its Restricted Subsidiaries in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, self-insurance obligations, performance, bid, surety and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business (whether or not consistent with past practice);

(11) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business or assets of the Company or any business, assets or Capital Stock of a Restricted Subsidiary; provided that such Indebtedness is not reflected on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet shall not be deemed to be reflected on such balance sheet for purposes of this clause (11));

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds; provided, however, that such Indebtedness is extinguished within 30 Business Days of Incurrence;

(13) Indebtedness of Foreign Subsidiaries of the Company, and any Guarantees by the Company or any Restricted Subsidiary thereof, not to exceed the greater of (i) $150.0 million and (ii) 3.0% of Consolidated Total Assets (determined on the date of such Incurrence) at any time outstanding; provided that, on a pro forma basis after giving effect to such Indebtedness:

(a) so long as the Adjusted EBITDA is positive, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than 5.0 to 1.0; or

(b) the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity;

(14) Indebtedness under LC Facilities of Foreign Subsidiaries of the Company, and any Guarantees by the Company or any Restricted Subsidiary thereof, in an aggregate amount outstanding at any time not to exceed:

(a) the greater of (i) $250.0 million and (ii) 5.0% of Consolidated Total Assets (determined on the date of such Incurrence); plus

(b) $250.0 million; provided that, on a pro forma basis after giving effect to such Indebtedness pursuant to this clause (b):

(i) so long as the Adjusted EBITDA is positive, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than 5.0 to 1.0; or

(ii) the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity;

(15) the Incurrence by the Company or any Restricted Subsidiary of Refinancing Indebtedness that serves to refund or refinance any Indebtedness Incurred as permitted under Section 4.09(a) and clauses (2), (3), (7) and this clause (15) of this Section 4.09(b);

(16) unsecured Indebtedness of the Company or any Restricted Subsidiary in an aggregate outstanding principal amount, together with any Indebtedness of the Company or a Restricted Subsidiary that serves to refund or refinance any Indebtedness Incurred pursuant to this clause (16), not to exceed at any time an aggregate principal amount equal to $2,298.0 million (less up to $2,200.0 million aggregate principal amount of Existing 5.00% Notes purchased or committed to be purchased under the Master Unsecured Note Purchase Agreement, for so long as such Existing 5.00% Notes are outstanding or such commitment is in effect, as applicable); provided that, on a pro forma basis after giving effect to such Indebtedness, to the extent the amount Incurred pursuant to this clause (16) exceeds $250.0 million:

(a) so long as the Adjusted EBITDA is positive, the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be less than 5.0 to 1.0; or

(b) the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity;

provided, that the then outstanding aggregate principal amount of Indebtedness that may be Incurred pursuant to this clause and Section 4.09(a) (in each case, plus any refinancing Indebtedness in respect thereof) by Non-Guarantor Subsidiaries shall not exceed:

(i) the greater of (x) $250.0 million and (y) 5.0% of Consolidated Total Assets (determined on the date of such Incurrence); plus

(ii) $250.0 million; provided that, in the case of this subclause (ii), on a pro forma basis after giving effect to such Indebtedness, the Company and its Restricted Subsidiaries would have the requisite levels of Minimum Growth-Adjusted EBITDA and Minimum Liquidity;

(17) Indebtedness of the Company or its Restricted Subsidiaries to lessors or Affiliates of lessors of office facilities leased by the Company or such Restricted Subsidiary to finance tenant improvements at such office facility;

(18) (a) Indebtedness representing deferred compensation, severance, pension and health and welfare retirement benefits or the equivalent to current and former employees of the Company and its Restricted Subsidiaries Incurred in the ordinary course of business (whether or not consistent with past practice); (b) guarantees of Indebtedness of directors, officers, employees, agents and advisors of the Company or any of its Restricted Subsidiaries in respect of expenses of such Persons in connection with relocations and other ordinary course of business purposes (whether or not consistent with past practice); and (c) Indebtedness evidenced by promissory notes issued to former or current directors, officers, employees or consultants (or their transferees, estates or beneficiaries under their estates) of the Company or any of its Restricted Subsidiaries in lieu of any cash payment;

(19) Preferred Stock of a Non-Guarantor Subsidiary; provided that such Preferred Stock (a) does not provide by its terms for any cash payment on or prior to the date that is 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding and (b) does not constitute Disqualified Stock; and

(20) in addition to the items referred to in clauses (1) through (19) above, Indebtedness of the Company and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (20) and then outstanding, including any Indebtedness of the Company or a Restricted Subsidiary that serves to refund or refinance any Indebtedness Incurred pursuant to this clause (20), shall not exceed on the date of such Incurrence (A) the greater of (x) $100.0 million and (y) 2.0% of Consolidated Total Assets (determined on the date of such Incurrence) less (B) the aggregate principal amount of Notes (if any) then issued and outstanding, to the extent such aggregate principal amount exceeds $1,000.0 million.

(c) The Company shall not Incur any Indebtedness under this Section 4.09 if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Guarantor shall Incur any Indebtedness under this Section 4.09 if the proceeds thereof are used, directly or indirectly, to refinance any

Guarantor Subordinated Obligations unless such Indebtedness will be subordinated to the obligations of such Guarantor under its Note Guarantee to at least the same extent as such Guarantor Subordinated Obligations.

(d) For purposes of determining compliance with this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness under Section 4.09(b) or is entitled to be Incurred pursuant to Section 4.09(a), the Company, in its sole discretion, shall classify such item of Indebtedness on the date of Incurrence and may later reclassify all or a portion of such item of Indebtedness in any manner that complies with this Section 4.09 and will be entitled to divide the amount and type of such Indebtedness among more than one of such clauses under Section 4.09(a) and Section 4.09(b); provided that all Indebtedness outstanding on the Issue Date under the Bank Facility, and all Indebtedness (or the portion thereof) Incurred under Section 4.09(b)(1), shall be deemed Incurred under Section 4.09(b)(1) and not Section 4.09(a) or Section 4.09(b)(3) and may not later be reclassified;

(2) an item of Indebtedness need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09;

(3) if obligations in respect of letters of credit or surety or performance bonds are Incurred pursuant to a Debt Facility under clause (1), (13) or (14) of Section 4.09(b) and relate to other Indebtedness, then such letters of credit or surety or performance bonds shall be treated as Incurred pursuant to clause (1), (13) or (14) of Section 4.09(b), as the case may be, and such other Indebtedness shall not be included;

(4) except as provided in clause (3) of this Section 4.09(d), Guarantees of, or obligations in respect of letters of credit or surety or performance bonds relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included; and

(5) the accrual of interest, the accretion or amortization of original issue discount, and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, shall not be deemed to be an Incurrence of Indebtedness pursuant to this Section 4.09.

(e) Pursuant to an Officer’s Certificate delivered to the Trustee, the Company or a Restricted Subsidiary may elect to treat all or any portion of the commitment to provide any Indebtedness (including with respect to any revolving loan commitment) as being Incurred at the time of such commitment, in which case any subsequent Incurrence of Indebtedness that is the subject of such commitment shall not be deemed to be an Incurrence at such subsequent time. Such Indebtedness shall be deemed to be outstanding for purposes of calculating the Consolidated Leverage Ratio and the Consolidated Secured Leverage Ratio, as applicable, for any period in which the Company makes any such election and for any subsequent period until such commitments or such Indebtedness, as applicable, are no longer outstanding.

(f) The Company shall not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Company shall be in Default of this Section 4.09).

(g) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(h) The Company shall not, and shall not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated or junior in right of payment to any other Indebtedness (including Acquired Indebtedness) of the Company or such Guarantor, as the case may be, unless such Indebtedness is subordinated in right of payment to the Notes or such Guarantor’s Guarantee, as the case may be, on substantially identical terms as such Indebtedness is subordinated to such other Indebtedness of the Company or such Guarantor, as the case may be; provided, however, that no Indebtedness of the Company or any Guarantor will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of being unsecured or having a junior lien priority. For purposes of the foregoing, no Indebtedness shall be deemed to be contractually subordinate or junior in right of payment to any other Indebtedness solely by virtue of (1) being unsecured or (2) its having a junior priority with respect to the same collateral.

Section 4.10 Limitation on Liens.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or suffer to exist any Lien securing any Indebtedness on any of its property or assets (including Equity Interests of Subsidiaries), whether owned on the Issue Date or acquired after that date, other than (i) Permitted Liens and (ii) Liens on any asset or property not constituting or required to become Collateral, provided that in the case of this clause (ii):

(1) in the case of Liens securing Subordinated Obligations or Guarantor Subordination Obligations, the Notes and the related Note Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be; or

(2) in all other cases, the Notes and related Note Guarantor are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such obligations.

(b) Any Liens created for the benefit of Holders pursuant to this Section 4.10 shall be automatically and unconditionally released and discharged, without any action on the part of the Holders, the Trustee or the Collateral Agent, upon the release and discharge of each of the related Liens described in clauses (1) and (2) of Section 4.10(a), as applicable.

Section 4.11 Future Guarantors.

(a) The Company shall cause each Restricted Subsidiary, that becomes a borrower under the Bank Facility or that Guarantees, on the Issue Date or any time thereafter, the Obligations under the Bank Facility or any other Indebtedness of the Company or any Guarantor exceeding $10.0 million aggregate principal amount to execute and deliver to the Trustee a supplemental indenture to this Indenture, in the form of Exhibit C attached hereto or in any other form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary will irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other Obligations under this Indenture.

(b) The obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the Bank Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the Obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution Obligations under this Indenture, result in the Obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

(c) Each Note Guarantee shall be released in accordance with Section 10.06.

Section 4.12 Limitation on Restrictions on Distribution From Restricted Subsidiaries.

(a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any other Restricted Subsidiary, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Equity Interests shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any other Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to the Company or any other Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) of this Section 4.12(a)).

(b) Section 4.12(a) shall not prohibit encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions pursuant to the Bank Facility or the Existing Notes and related documentation and other agreements or instruments in effect at or entered into on the Issue Date;

(2) this Indenture, the Notes, the Note Guarantees and the Security Documents;

(3) any agreement or other instrument of a Person acquired by or merged, consolidated or amalgamated with or into the Company or any Restricted Subsidiary in existence at the time of such acquisition or at the time it merges, consolidates or amalgamates with or into the Company or any Restricted Subsidiary (but, in each case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or merged, consolidated or amalgamated with and into the Company or Restricted Subsidiary, whichever is applicable;

(4) any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in clauses (1), (2) or (3) of this Section 4.12(b) or this clause (4); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive than the encumbrances and restrictions contained in the agreements referred to in clauses (1), (2) or (3) of this Section 4.12(b) on the Issue Date or the date such Person was acquired, merged, consolidated or amalgamated with and into the Company or any Restricted Subsidiary, whichever is applicable;

(5) in the case of Section 4.12(a)(3), Liens permitted to be Incurred under Section 4.10 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(6) purchase money obligations and Capitalized Lease Obligations permitted under this Indenture, in each case that impose encumbrances or restrictions of the nature described in Section 4.12(a)(3) on the property so acquired;

(7) any agreement for the sale or other disposition of all or a portion of the Capital Stock or assets of a Restricted Subsidiary with customary restrictions on distributions, transfers, loans or advances by that Restricted Subsidiary pending its sale or other disposition;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business (whether or not consistent with past practice) or restrictions on cash or other deposits permitted under Section 4.10 or arising in connection with any Permitted Liens;

(9) any provisions in leases, subleases, licenses, sublicenses and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business (whether or not consistent with past practice);

(10) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order, approval, license, permit or similar restriction;

(11) any provisions in joint venture agreements and other similar agreements relating to joint ventures entered into in the ordinary course of business (whether or not consistent with past practice);

(12) restrictions in agreements or instruments which prohibit the payment or making of dividends or other distributions other than on a pro rata basis; and

(13) other Indebtedness Incurred or Preferred Stock permitted to be Incurred pursuant to Section 4.09; provided that, in the good faith judgment of the Company, (x) the encumbrances and restrictions in such Indebtedness are not materially more restrictive, taken as a whole, than those contained in the Bank Facility as of the Issue Date or in this Indenture or (y) such encumbrance or restriction is no materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined in the good faith judgment of the Company) and such encumbrance or restriction will not materially impair the Company’s ability to make principal or interest payments on the Notes when due.

Section 4.13 Designation of Restricted and Unrestricted Subsidiaries.

(a) The Company may designate after the Issue Date any Subsidiary (including any newly acquired or newly formed Subsidiary) as an “Unrestricted Subsidiary” under this Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing both immediately before and immediately after giving effect to such Designation;

(2) the Subsidiary to be so designated and its Subsidiaries do not at the time of Designation own any Capital Stock or Indebtedness of, or own or hold any Lien with respect to, the Company or any Restricted Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated);

(3) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of Designation, and will at all times thereafter, consist of Non-Recourse Debt; and

(4) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Subsidiary; or

(b) to maintain or preserve such Subsidiary’s financial condition or to cause such Subsidiary to achieve any specified levels of operating results; and

(5) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary shall be deemed to be an Investment made as of the time of the Designation and must comply with Section 4.08.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary

(a “Revocation”) only if, immediately after giving effect such Revocation:

(1) no Default or Event of Default has occurred and is continuing after giving effect to such Revocation;

(2) (a) The Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a) or (b) the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries would be better than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such Revocation, in each case on a pro forma basis taking into account such Revocation; and

(3) all Liens of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of this Indenture.

(b) Any such Designation or Revocation shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such Designation or Revocation, as the case may be, and an Officer’s Certificate certifying that such Designation or Revocation complied with the foregoing conditions.

(c) A Revocation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture, and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

Section 4.14 Transactions with Affiliates.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable, when taken as a whole, to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at the time of such transaction in arms’-length dealings with a Person that is not an Affiliate, as determined by the Company in good faith; and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $25.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company.

(b) Section 4.14(a) shall not apply to:

(1) any transaction between the Company and a Restricted Subsidiary or between or among Restricted Subsidiaries (or, in any case, any entity that becomes a Restricted Subsidiary as a result of such transaction) and any Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with Section 4.09;

(2) Restricted Payments permitted to be made pursuant to Section 4.08 or Permitted Investments;

(3) transactions or payments pursuant to any employee, officer or director compensation or benefit plans, employment agreements, severance agreements or any similar arrangements entered into in the ordinary course of business (whether or not consistent with past practice) or approved by the Board of Directors of the Company;

(4) the payment of reasonable fees to, and indemnities and reimbursements provided on behalf of, current, future or former officers, directors, employees or consultants of the Company or any Restricted Subsidiary;

(5) loans, advances or Guarantees (or cancellation of loans, advances or Guarantees) to current, future or former officers, directors, employees or consultants of the Company or any Restricted Subsidiary that, in each case, are approved by a majority of the disinterested members of the Board of Directors of the Company;

(6) transactions effected pursuant to any agreement as in effect as of the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not, in the good faith judgment of the Company, materially more disadvantageous to the Holders, when taken as a whole, than the terms of the agreements in effect on the Issue Date;

(7) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged into the Company or a Restricted Subsidiary; provided that such agreement was not entered into in contemplation of such acquisition or merger, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not, in the good faith judgment of the Company, materially more disadvantageous to the Holders, when taken as a whole, than the terms of the applicable agreement in effect on the date of such acquisition or merger;

(8) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business or that are consistent with past practice of the Company and its Restricted Subsidiaries and otherwise in compliance with the terms of this Indenture;

(9) any grant, issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith;

(10) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an accounting, appraisal or investment banking firm stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained by the Company or the relevant Restricted Subsidiary in a comparable transaction at the time of such transaction in arms’-length dealings with a Person that is not an Affiliate;

(11) transactions with Affiliates solely in their capacity as holders of Indebtedness or Equity Interests of the Company, where such Affiliates receive the same consideration as non-Affiliates in such transaction;

(12) transactions with any joint venture in which the Company or any Restricted Subsidiary holds or acquires an ownership interest in the ordinary course of business (whether or not consistent with past practice) so long as the terms of any such transactions, in the good faith judgment of the Company, are not materially less favorable, taken as a whole, to the Company or such Restricted Subsidiary than they are to the other joint venture partners; and

(13) issuance of notes pursuant to the Master Unsecured Note Purchase Agreement or the Master Note Purchase Agreement, and in each case the entering into the relevant indenture and the grant or issuance of the related guarantees and security interests, as applicable.

Section 4.15 Offer to Repurchase Upon Change of Control.

(a) If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes pursuant to Section 3.07, the Company shall make an offer to purchase all of the Notes (the “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but not including the date of purchase (the “Change of Control Payment”), subject to the right of Holders of record on a Record Date to receive any interest due on the Change of Control Payment Date (as defined below).

(b) Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes pursuant to Section 3.07, the Company shall mail a notice of such Change of Control Offer to each Holder or otherwise deliver notice in accordance with the applicable procedures of DTC, with a copy to the Trustee, stating:

(1) that a Change of Control Offer is being made, the expiration time for such Change of Control Offer (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC) and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to but not including the date of purchase (subject to the right of Holders of record on the applicable Record Date to receive interest due on the Change of Control Payment Date);

(2) the purchase date (which shall be no later than five Business Days after the date such Change of Control Offer expires) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Company, consistent with this Indenture, that a Holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate directing the Trustee to cancel the applicable Notes and stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this Section 4.15.

(c) The Paying Agent will promptly mail (or otherwise deliver in accordance with the applicable procedures of DTC) to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or otherwise deliver in accordance with the applicable procedures of DTC) to each Holder a new Note (it being understood that, notwithstanding anything in this Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate, only an Authentication Order, shall be required for the Trustee to authenticate and mail or deliver such new Note) equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

(d) If the Change of Control Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest to the Change of Control Payment Date will be paid on the Change of Control Payment Date to the Person in whose name a Note is registered at the close of business on such Record Date.

(e) The Company shall not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

(f) The Company shall comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Indenture by virtue of the conflict.

Section 4.16 Asset Dispositions.

(a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the requirement in this clause (2) shall not apply to (x) any Asset Swap or (y) the sale or issuance by a Foreign Subsidiary of Equity Interests in the ordinary course of business (whether or not consistent with past practice) to directors, employees, management, consultants or advisors of such Foreign Subsidiary in connection with agreements to compensate such persons approved by a majority of the disinterested members of the Board of Directors of such Foreign Subsidiary.

For the purposes of clause (2) above and for no other purpose, the following shall be deemed to be cash:

(1) any liabilities (as shown on the Company’s consolidated balance sheet, or if Incurred, accrued or increased subsequent to the date of such balance sheet, such liabilities that would have been reflected on the Company’s consolidated balance sheet if such Incurrence, accrual or increase had taken place on or prior to the date of such balance sheet, as determined by the Company in good faith) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Note Guarantees) that are assumed by the transferee of any such assets in writing or are otherwise extinguished in connection with the transactions relating to such Asset Disposition and from which the Company and all Restricted Subsidiaries no longer have any obligations with respect to such liabilities or are indemnified against further liabilities;

(2) any securities, notes or other obligations received by the Company or any Restricted Subsidiary in such Asset Disposition that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Disposition; and

(3) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Disposition having an aggregate Fair Market Value that, when taken together with all other Designated Non-cash Consideration previously received pursuant to this clause (3) that is at that time outstanding, does not exceed the greater of $250.0 million and 5.0% of Consolidated Total Assets (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

(b) Within 450 days from the receipt of such Net Available Cash, an amount equal to 100% of the Net Available Cash from such Asset Disposition may be applied by the Company or any Restricted Subsidiary as follows:

(1) (x) in the case of Net Available Cash from an Asset Disposition of Collateral, to repay (and, in the case of revolving Indebtedness, permanently reduce commitments with respect thereto) Indebtedness constituting Pari Passu Obligations; provided that the Company shall equally and ratably reduce Obligations under the Notes, as provided in Section 3.07, through open market purchases at or above 100% of the principal amount thereof or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, in each case plus the amount of accrued but unpaid interest on the Notes that are purchased or redeemed; and

(y) in the case of Net Available Cash from an Asset Disposition of non-Collateral to repay (and, in the case of revolving Indebtedness, permanently reduce commitments with respect thereto): (i) Secured Indebtedness of the Company or a Guarantor under a Debt Facility to the extent such Secured Indebtedness was Incurred under Section 4.09(b)(1)); (ii) Secured Indebtedness of the Company or a Guarantor (other than any Disqualified Stock, Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) other than Indebtedness owed to the Company or an Affiliate of the Company; or (iii) Indebtedness of a Non-Guarantor Subsidiary (other than any Disqualified Stock), other than Indebtedness owed to the Company or an Affiliate of the Company or to repay (and, in the case of revolving Indebtedness, permanently reduce commitments with respect thereto) other Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Guarantor (other than any Disqualified Stock or Guarantor Subordinated Obligations), in each case other than Indebtedness owed to the Company or an Affiliate of the Company; provided that the Company shall equally and ratably reduce Obligations under the Notes, as provided in Section 3.07, through open market purchases at or above 100% of the principal amount thereof or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, in each case plus the amount of accrued but unpaid interest on the Notes that are purchased or redeemed;

(2) to invest in Additional Assets;

(3) to make capital expenditures in or that are useful in a Permitted Business; or

(4) any combination of the foregoing;

provided that pending the final application of any such Net Available Cash in accordance with clause (1), (2), (3) or (4) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness (including under a revolving Debt Facility) or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture; provided, further, that in the case of clause(2) or (3) above (or any combination of such clauses), a binding commitment to invest in Additional Assets or to make a capital expenditure shall be treated as a permitted application of the Net Available Cash from the date of such commitment so long as the Company or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 180 days of the end of such 450-day period and such Net Available Cash is actually applied in such manner within 180 days from the end of such 450-day period.

(c) Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in Section 4.16(b) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company shall be required to make an offer (an “Asset Disposition Offer”) to all Holders and, to the extent required by the terms of any outstanding Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, to purchase the maximum aggregate principal amount of Notes and any such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest due on the Asset Disposition Purchase Date) in accordance with the procedures set forth in this Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, in the case of the Notes in integral multiples of $1,000; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the applicable procedures of DTC) the notice required pursuant to the terms of this Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and Pari Passu Indebtedness validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds in any manner not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and Pari Passu Indebtedness validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes and Pari Passu Indebtedness; provided that the selection of such Pari Passu Indebtedness shall be made pursuant to the terms of such Pari Passu Indebtedness. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(d) The Company shall not, and shall not permit any Restricted Subsidiary to, engage in any Asset Swaps unless, at the time of entering into such Asset Swap and immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

(e) The Company shall comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Section 4.17 Maintenance of Property; Insurance.

Other than with respect to the transactions permitted pursuant to Section 4.16 and Sale/Leaseback Transactions permitted by this Indenture, the Company shall and shall cause each of its Restricted Subsidiaries to (A) keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted and (B) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business.

Section 4.18 After -Acquired Collateral.

(a) From and after the Issue Date, if the Company, the Co-Obligor or any Guarantor creates any additional security interest upon any property or asset that would constitute Collateral to secure any Pari Passu Obligations other than the Notes on a first priority basis (subject to Permitted Liens), it shall concurrently grant a first-priority security interest (subject to Permitted Liens) upon such property as security for the Notes and the other Obligations under this Indenture.

(b) The Company shall cause each Restricted Subsidiary upon execution and delivery to the Trustee of a supplemental indenture substantially in the form of Exhibit C hereto to become a party to the Security Documents, as applicable, and to execute and file all documents and instruments necessary (as determined by the Company) to grant to the Collateral Agent, for the benefit of the Holders, the Trustee and the Collateral Agent, a perfected security interest in the Collateral of such Restricted Subsidiary, in each case solely to the extent required by this Indenture and the Security Documents.

Section 4.19 Effectiveness of Covenants.

(a) Following the first day (such date, a “Suspension Date”):

(1) the Notes have an Investment Grade Rating from two of the Rating Agencies; and

(2) no Default has occurred and is continuing under this Indenture,

the Company and its Restricted Subsidiaries shall not be subject to the provisions of Sections 4.08, 4.09, 4.11 (but only with respect to any Person that is required to become a Guarantor after the date of the commencement of the applicable Suspension Date), 4.12, 4.13, 4.14, 4.16 and 5.01(a)(4) (collectively, the “Suspended Covenants”). On the Suspension Date, the Excess Proceeds from any Asset Disposition shall be reset at zero. If at any time the Notes cease to have an Investment Grade Rating by two or more of the Rating Agencies, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants (the date on which the Company and its Restricted Subsidiaries will be again subject to the Suspended Covenants, the “Reinstatement Date”), unless and until the Notes subsequently attain an Investment Grade Rating from two Rating Agencies and no Default or Event of Default is in existence (in which event the Suspended Covenants shall no longer be in effect for such time that the Notes maintain an Investment Grade Rating from two Rating Agencies); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under this Indenture, the Notes or the Note Guarantees with respect to the Suspended Covenants based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring during the Suspension Period, regardless of whether such actions or events would have been permitted if the applicable Suspended Covenants remained in effect during such period. The period of time between the Suspension Date and the Reinstatement Date is referred to as the “Suspension Period.”

(b) On the Reinstatement Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred under Section 4.09(b)(3). Calculations made after the Reinstatement Date of the amount available to be made as Restricted Payments under Section 4.08 will be made as though Section 4.08 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under Section 4.08(a). Any Affiliate Transaction entered into on or after the Reinstatement Date pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to Section 4.14(b)(6). Any encumbrance or restriction on the ability of any Restricted Subsidiary to take any action described in clauses (1) through (3) of Section 4.12(a)) that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (1) of Section 4.12(b).

(c) During any period when the Suspended Covenants are suspended, the Board of Directors of the Company may not designate any of the Company’s Subsidiaries as Unrestricted Subsidiaries pursuant to this Indenture.

(d) Promptly following the occurrence of any Suspension Date or Reinstatement Date, the Company shall provide an Officer’s Certificate to the Trustee regarding such occurrence. The Trustee shall have no obligation to independently determine or verify if a Suspension Date or Reinstatement Date has occurred or notify the Holders of any Suspension Date or Reinstatement Date. The Trustee may provide a copy of such Officer’s Certificate to any Holder of the Notes upon request.

Section 4.20 Not More Restrictive Than Existing Notes.

(a) Notwithstanding anything to the contrary herein, so long as the Existing Notes remain outstanding, nothing contained in this Article 4 shall restrict the Company or any of its Affiliates from taking any action or entering into any transaction that is permitted pursuant to the Existing Indenture as in effect as of the date hereof, in each case other than as expressly restricted herein because of the Notes being secured.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger, Consolidation or Sale of All or Substantially All Assets.

(a) The Company shall not consolidate with or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to any Person unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) is a corporation or limited liability company organized and existing under the laws of the United States, any state or territory thereof or the District of Columbia, and if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2) the Successor Company (if other than the Company) expressly assumes all of the obligations of the Company under the Notes, this Indenture and the Security Documents pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to Section 4.09(a); or

(b) the Consolidated Leverage Ratio for the Successor Company and its Restricted Subsidiaries would be better than or equal to such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor (unless it is the other party to the transactions described above, in which case Section 5.01(c)(1) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Successor Company’s obligations under this Indenture, the Notes and the Security Documents; and

(6) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, winding up or disposition, and such supplemental indenture, if any, comply with this Indenture.

(b) Notwithstanding clauses (3) and (4) of Section 5.01(a):

(1) any Restricted Subsidiary may consolidate with, merge with or into or transfer all or part of its properties and assets to the Company or any other Restricted Subsidiary; and

(2) the Company may merge with an Affiliate of the Company solely for the purpose of reincorporating or forming the Company in another state or territory of the United States or the District of Columbia, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

(c) The Company shall not permit any Guarantor to consolidate with or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Company or another Guarantor) unless:

(1) (a) if such entity remains a Guarantor, the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the laws of the United States, any state or territory thereof or the District of Columbia or the laws under which such Guarantor was formed;

(b) the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under this Indenture, the Notes, its Note Guarantee and the Security Documents pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(d) the Company will have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, winding up or disposition and such supplemental indenture (if any) comply with this Indenture; or

(2) in the event the transaction results in the release of the Subsidiary’s Note Guarantee under clause (1)(A) of Section 10.06(a), the transaction is made in compliance with Section 4.16 (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of this Indenture needs to be applied in accordance therewith at such time).

(d) Notwithstanding the foregoing, any Guarantor may merge with or into or transfer all or part of its properties and assets to a Guarantor or merge with a Restricted Subsidiary of the Company, so long as the resulting entity remains or becomes a Guarantor.

(e) For purposes of this Section 5.01, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company or a Guarantor, as the case may be, which properties and assets, if held by the Company or such Guarantor instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company or such Guarantor on a consolidated basis, will be deemed to be the disposition of all or substantially all of the properties and assets of the Company or such Guarantor, as applicable.

Section 5.02 Successor Entity Substituted.

Upon any consolidation, merger, winding up, sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of the Company or a Guarantor in accordance with Section 5.01, the Company or the Guarantor, as the case may be, shall be released from its obligations under this Indenture and the Notes or its Note Guarantee, as the case may be, and the Successor Company or the Successor Guarantor, as the case may be, shall succeed to, and be substituted for, and may exercise every right and power of, the Company or a Guarantor, as the case may be, under this Indenture, the Notes and such Note Guarantee; provided that, in the case of a lease of all or substantially all its assets, the Company shall not be released from the obligation to pay the principal of and interest on the Notes.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest on any Note when due, continued for 30 days;

(2) default in the payment of principal or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company or any Guarantor to comply with its obligations under Section 5.01;

(4) failure by the Company or any Guarantor to comply for 30 days after notice as provided below with any of their obligations under Section 4.15 or Section 4.16 (in each case, other than a failure to purchase Notes, which constitutes an Event of Default under clause (2) above);

(5) failure by the Company or any Guarantor to comply for 60 days after notice as provided below with its other agreements contained in this Indenture, the Notes or the Note Guarantees;

(6) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed (which, for the avoidance of doubt, shall not include Indebtedness described in clause (5) of the definition thereof or Non-Recourse Debt) by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists or is created after the Issue Date, which default:

(i) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness; or

(ii) results in the acceleration of such Indebtedness prior to its maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more (or its foreign currency equivalent);

(7) failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final, non-appealable judgments aggregating in excess of $50.0 million (or its foreign currency equivalent) (net of any amounts that a reputable and creditworthy insurance company, as determined by the Company in good faith, has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final;

(8) (i) the Company or a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(A) commences proceedings to be adjudicated bankrupt or insolvent;

(B) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(C) consents to the appointment of a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property;

(D) makes a general assignment for the benefit of its creditors; or

(E) admits in writing its inability to pay its debts generally as they become due; or

(ii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in a proceeding in which the Company, any such Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(B) appoints a receiver, interim receiver, receiver and manager, liquidator, assignee, trustee, sequestrator or other similar official of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary; or

(C) orders the liquidation, dissolution or winding up of the Company, or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(9) any Note Guarantee of a Significant Subsidiary or any group of Guarantors that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of this Indenture) or is declared null and void in a judicial proceeding or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary denies or disaffirms its obligations under this Indenture or its Note Guarantee (other than by release of any such Guarantee as contemplated by the terms of this Indenture); or

(10) unless such Liens have been released in accordance with the provisions of Article 12, the Security Documents or the Intercreditor Agreements, the Liens in favor of the holders of the Notes with respect to any Collateral having a Fair Market Value in excess of $50.0 million cease to be valid or enforceable and such Default continues for 30 days, or the Company shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any security interest with respect to any Collateral having a Fair Market Value in excess of $50.0 million is invalid or unenforceable (except as contemplated by the terms of this Indenture) and, in the case of any Guarantor, the Company shall fail to cause such Guarantor to rescind such assertions within 30 days after the Company has actual knowledge of such assertions, or

(11) the failure by the Company or any Guarantor for 60 days after notice to comply with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

(b) A Default under clauses (4), (5) or (11) of Section 6.01(a) shall not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified in clauses (4), (5) or (11) of Section 6.01(a) after receipt of such notice.

Section 6.02 Acceleration.

(a) If an Event of Default (other than an Event of Default described in Section 6.01(a)(8)) occurs and is continuing, the Trustee, upon its actual notice of such Event of Default, by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the then outstanding Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, will be due and payable immediately. The Trustee shall have no obligation to accelerate the Notes if and so long as the Trustee, in good faith, determines acceleration is not in the best interest of the Holders.

(b) In case an Event of Default described in Section 6.01(a)(8) occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the then outstanding Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

(c) In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(6) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if:

(1) the default triggering such Event of Default pursuant to Section 6.01(a)(6) shall be remedied or cured by the Company or a Restricted Subsidiary (including through a discharge of such Indebtedness) or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto; and

(2) (A) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (B) all existing Events of Default, except nonpayment of principal of, premium, if any, or interest on, the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(d) The Holders of a majority in principal amount of the outstanding Notes may waive all past Events of Default (except with respect to nonpayment of principal, premium or interest) and rescind any acceleration with respect to the Notes and its consequences if (1) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on, the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Section 6.03 Other Remedies.

(a) If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of, premium, if any, and interest on, the then outstanding Notes or to enforce the performance of any provision of such Notes, this Indenture or the Security Documents.

(b) The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults.

(a) The Holders of a majority in principal amount of the outstanding Notes by written notice to the Trustee may on behalf of all Holders waive any existing Default and its consequences hereunder, except:

(1) a continuing Default in the payment of the principal of, premium, if any, or interest on, any Note held by a non-consenting Holder (including in connection with an Asset Disposition Offer or a Change of Control Offer); and

(2) a Default with respect to a provision that under Section 9.02 cannot be amended without the consent of each Holder affected,

provided that, subject to Section 6.02, the Holders of a majority in principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law, this Indenture, the Notes or any Note Guarantee, or that would involve the Trustee in personal liability.

Section 6.06 Limitation on Suits.

Subject to Section 6.07, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) the Holders of at least 25% in principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the then outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the contractual right of any Holder to receive payment of principal of, premium, if any, and interest on, its Note, on or after the respective due dates expressed or provided for in such Note (including in connection with an Asset Disposition Offer or a Change of Control Offer), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be amended or waived without the consent of such Holder.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and any other obligor on the Notes for the whole amount of principal, premium, if any, and interest remaining unpaid on the then outstanding Notes, together with interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel.

Section 6.09 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceedings, the Company, the Co-Obligor, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding has been instituted.

Section 6.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy are, to the extent permitted by law, cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 6.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 6.12 Trustee May File Proofs of Claim.

The Trustee may file proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Company (or any other obligor upon the Notes, including the Guarantors), its creditors or its property and is entitled and empowered to participate as a member in any official committee of creditors appointed in such matter and to collect, receive and distribute any money or other property payable or deliverable on any such claims. Any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee and its agents and counsel, and any other amounts due the Trustee under Section 7.06. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.13 Priorities.

Subject to the terms of the Intercreditor Agreements and the Security Documents, if the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money in the following order:

(1) to the Trustee and the Collateral Agent, any other Agent and their respective agents and attorneys for amounts due under Section 7.06 or under the Security Documents, including payment of all reasonable compensation, expenses and liabilities Incurred, and all advances made, by the Trustee and the costs and expenses of collection;

(2) to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

(3) to the Company or to such party as a court of competent jurisdiction shall direct, including a Guarantor, if applicable.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.13. Promptly after any record date is set pursuant to this Section 6.13, the Trustee shall cause notice of such record date and payment date to be given to the Company and to each Holder in the manner set forth in Section 13.01.

Section 6.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in such suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable and documented attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.14 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved in a court of competent jurisdiction that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b) and (c) of this Section 7.01.

(e) Subject to this Article 7, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture, the Notes and the Note Guarantees at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both subject to the other provisions of this Indenture. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company or a Guarantor shall be sufficient if signed by an Officer of the Company or such Guarantor.

(f) None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise to Incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or indemnity reasonably satisfactory to it against such risk or liability is not assured to it.

(g) The Trustee shall not be deemed to have notice or knowledge of any Default or Event of Default or be required to act based on any event unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the existence of a Default or Event of Default, the Notes and this Indenture.

(h) In no event shall the Trustee be responsible or liable for special, indirect, punitive, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder, including the Collateral Agent.

(j) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(k) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(l) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

(m) Under no circumstances shall the Trustee be liable in its individual capacity for the obligations evidenced by the Notes.

Section 7.03 Individual Rights of Trustee.

The Trustee or any Agent in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee or such Agent. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days or resign. The Collateral Agent and any Agent may do the same with like rights and duties. The Trustee is also subject to Section 7.09 and Section  7.10.

Section 7.04 Trustee’s Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company’s use of the proceeds from the Notes or any money paid to the Company or upon the Company’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication on the Notes.

Section 7.05 Notice of Defaults.

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee will mail to each Holder a notice of the Default within 90 days after it occurs. Except in the case of an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2), the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interest of the Holders.

Section 7.06 Compensation and Indemnity.

(a) The Company and the Guarantors, jointly and severally, shall pay to the Trustee from time to time such compensation for its acceptance of this Indenture and services hereunder as the parties shall agree in writing from time to time. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable and documented disbursements, advances and expenses Incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable and documented compensation, disbursements and expenses of the Trustee’s agents and counsel. The Trustee shall provide the Company reasonable notice of any expenditure not in the ordinary course of business.

(b) The Company and the Guarantors, jointly and severally, shall indemnify the Trustee for, and hold each of the Trustee and any predecessor and their respective officers, directors, employees and agents harmless against, any and all loss, damage, claims, liability or expense (including reasonable and documented attorneys’ fees and expenses and court costs) Incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder (including the costs and expenses of enforcing this Indenture against the Company or any Guarantor (including this Section 7.06)) or defending itself against any claim whether asserted by any Holder, the Company or any Guarantor, or liability in connection with the acceptance, exercise or performance of any of its powers or duties hereunder). The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the reasonable and documented fees and expenses of such counsel. The Company need not reimburse any expense or indemnify against any loss, liability or expense Incurred by the Trustee through the Trustee’s own willful misconduct or negligence as finally adjudicated by a court of competent jurisdiction.

(c) The obligations of the Company and the Guarantors under this Section 7.06 shall survive the satisfaction and discharge of this Indenture or the earlier resignation or removal of the Trustee.

(d) To secure the payment obligations of the Company and the Guarantors in this Section 7.06, the Trustee shall have a senior claim to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such claim shall survive the satisfaction and discharge of this Indenture.

(e) When the Trustee Incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(8) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.07 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07. The Trustee may resign in writing at any time by giving 30 days’ prior notice of such resignation to the Company and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Company in writing at least 30 days prior to such removal. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.09;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a receiver or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(b) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the successor Trustee to replace it with another successor Trustee appointed by the Company.

(c) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company’s expense), the Company or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(d) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e) A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee; provided that all sums owing to the Trustee hereunder have been paid. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company’s obligations under Section 7.06 shall continue for the benefit of the retiring Trustee. The retiring or removed Trustee shall have no responsibility or liability for the action or inaction of any successor Trustee.

(f) As used in this Section 7.07, the term “Trustee” shall also include each Agent.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation or national banking association, the successor corporation or national banking association without any further act shall be the successor Trustee, subject to Section 7.09.

Section 7.09 Eligibility; Disqualification.

(a) There shall at all times be a Trustee hereunder that is a corporation or national banking association organized and doing business under the laws of the United States or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.

(b) This Indenture shall always have a Trustee who satisfies the requirements of Trust Indenture Act Sections 310(a)(1), (2) and (5). The Trustee is subject to Trust Indenture Act Section 310(b).

Section 7.10 Preferential Collection of Claims Against the Company.

The Trustee is subject to Trust Indenture Act Section 311(a), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) to the extent indicated therein.

Section 7.11 Limitation on Duty of Trustee in Respect of Collateral; Indemnification.

(a) Beyond the exercise of reasonable care in the custody thereof, the Trustee and the Collateral Agent shall have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Trustee and the Collateral Agent shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the Collateral. Each of the Trustee and the Collateral Agent shall be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the Collateral, by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Trustee or the Collateral Agent in good faith.

(b) The Trustee and the Collateral Agent shall not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on their respective part hereunder or under the Security Documents, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of the Company to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. Subject to Section 7.01 of this Indenture, the Trustee and the Collateral Agent shall have no duty to ascertain or inquire as to the performance or observance of any of the terms of this Indenture, the Intercreditor Agreements, or the Security Documents by the Company or the Guarantors. The Trustee and the Collateral Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser or other expert or adviser, whether retained or employed by the Company or the Trustee or the Collateral Agent, in relation to any matter arising in the administration of this Indenture, the Intercreditor Agreements or the Security Documents.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Company may, at its option and at any time, elect to have either Section 8.02 or Section 8.03 applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

(a) Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from their obligations with respect to this Indenture, all outstanding Notes and Note Guarantees and the security interest in the Collateral securing the Notes Obligations will be automatically released on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the then outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) through (4) below, and to have satisfied all of its other obligations under such Notes and this Indenture, including that of the Guarantors (and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on, the then outstanding Notes when such payments are due, solely out of the trust created pursuant to this Indenture referred to in Section 8.04;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) this Section 8.02.

(b) Following the Company’s exercise of its Legal Defeasance option, payment of the then outstanding Notes may not be accelerated because of an Event of Default with respect to such Notes.

(c) Subject to compliance with this Article 8, the Company may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance.

(a) Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Company and the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.04, be released from their obligations under any or all (within the Company’s sole discretion) of the covenants contained in Sections 3.09, 4.05, 4.06, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16 and 4.18 and clause (4) of Section 5.01(a) with respect to the then outstanding Notes, and the Guarantors shall be deemed to have been discharged from their obligations with respect to all Note Guarantees, on and after the date the conditions set forth in Section 8.04 are satisfied (“Covenant Defeasance”), and such Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to this Indenture and the outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, all Liens on the Collateral securing the Notes shall be released and the Security Documents shall cease to be of further effect.

(b) Upon the Company’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, an Event of Default specified in Section 6.01(a)(3) that resulted solely from the failure of the Company to comply with Section 5.01(a)(4), Section 6.01(a)(4) (only with respect to covenants that are released as a result of such Covenant Defeasance), Section 6.01(a)(5) (only with respect to covenants that are released as a result of such Covenant Defeasance), Section 6.01(a)(6), Section 6.01(a)(7), Section 6.01(a)(8) (solely with respect to Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together (as of the date of the latest consolidated financial statements of the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary), Section 6.01(a)(9), Section 6.01(a)(10) or Section 6.01(a)(11), in each case, shall not constitute an Event of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance.

(a) The following shall be the conditions to the exercise of either the Legal Defeasance option under Section 8.02 or the Covenant Defeasance option under Section 8.03 with respect to the Notes:

(1) the Company must irrevocably deposit with the Trustee for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay the principal, premium, if any, and interest due on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (B) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) and the deposit will not result in a breach or violation of, or constitute a default under, the Bank Facility or any other material agreement or material instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(5) the Company has delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company, any Guarantor or others;

(6) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

(7) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officer’s Certificate referred to in clause (6) above).

Section 8.05 Deposited Money and Government Securities to Be Held in Trust; Other Miscellaneous Provisions.

(a) Subject to Section 8.06, all money and Government Securities (including the proceeds thereof) deposited with the Trustee pursuant to Section 8.04 in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company or a Guarantor acting as Paying Agent) as the

Trustee may determine, to the Holders of all sums due and to become due thereon in respect of principal of, premium, if any, and interest on, the Notes, but such money need not be segregated from other funds except to the extent required by law.

(b) The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or Government Securities deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders.

(c) Anything in this Article 8 to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon the request of the Company any money or Government Securities held by it as provided in Section 8.04 which, in the judgment of the Board of Directors of the Company expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to the Company.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Company on its request or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or Government Securities in accordance with Section 8.02 or Section 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s and the Guarantors’ obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or Section 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or Section 8.03, as the case may be; provided that, if the Company makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders.

(a) Notwithstanding Section 9.02, without the consent of any Holder, the Company, the Guarantors, the Trustee and the Collateral Agent may amend this Indenture, the Notes, the Note Guarantees and the Security Documents to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor entity of the obligations of the Company or any Guarantor under this Indenture, the Notes, the Note Guarantees or the Security Documents in accordance with Article 5;

(3) provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code;

(4) to comply with the rules of any applicable depositary;

(5) add guarantors with respect to the Notes or release a Guarantor from its obligations under its Note Guarantee or this Indenture, in each case, in accordance with the applicable provisions of this Indenture;

(6) to add Collateral to secure the Notes and the Note Guarantees, to release Collateral from the Lien pursuant to this Indenture, the Security Documents and the Intercreditor Agreements when permitted or required by this Indenture, the Security Documents or the Intercreditor Agreements and to modify the Security Documents and/or the Intercreditor Agreements to secure additional extensions of credit and add additional secured creditors holding Obligations that are permitted to constitute Pari Passu Obligations or other permitted obligations, as applicable under the applicable Intercreditor Agreement pursuant to the terms of this Indenture;

(7) add covenants of the Company and its Restricted Subsidiaries or Events of Default for the benefit of Holders or to make changes that would provide additional rights to the Holders or to surrender any right or power conferred upon the Company or any Guarantor;

(8) make any change that does not adversely affect the legal rights under this Indenture, the Notes or the Note Guarantees of any Holder in any material respect;

(9) evidence and provide for the acceptance of an appointment under this Indenture of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of this Indenture;

(10) [Reserved]; or

(11) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation, to facilitate the issuance and administration of the Notes or, if Incurred in compliance with this Indenture, Additional Notes; provided, however, that (A) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

(b) Upon the request of the Company, and upon receipt by the Trustee of the documents described in Section 7.02 and Section 12.02, the Trustee shall join with the Company and the Guarantors in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such amended or supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise. Notwithstanding the foregoing, no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit C, and delivery of an Officer’s Certificate, except as provided in Section 5.01(c).

Section 9.02 With Consent of Holders.

(a) Except as provided in Section 9.01 and this Section 9.02, the Company, the Guarantors, the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes, the Note Guarantees, the Intercreditor Agreements and the Security Documents with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to Section 6.04 and Section 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes or the Note Guarantees may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). Section 2.08 and Section 2.09 shall determine which Notes are considered to be “outstanding” for the purposes of this Section 9.02.

(b) Upon the request of the Company, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 and Section 12.02, the Trustee shall join with the Company and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such amended or supplemental indenture.

(c) It shall not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver. It shall be sufficient if such consent approves the substance of such proposed amendment, supplement or waiver.

(d) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company will give to the Holders a notice briefly describing such amendment, supplement or waiver. However, the failure of the Company to give such notice to all the Holders, or any defect in the notice, shall not impair or affect the validity of any such amendment, supplement or waiver.

(e) Without the consent of each affected Holder, no amendment, supplement or waiver under this Section 9.02 may (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to Section 4.15 and Section 4.16);

(6) make any Note payable in a currency other than that stated in the Note;

(7) modify the contractual right of any Holder to receive payment of principal of, premium, if any, or interest on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(8) make any change in the amendment or waiver provisions which require each Holder’s consent;

(9) modify the Note Guarantees in any manner adverse to the Holders; or

(10) make any change in the provisions dealing with the application of proceeds of Collateral in the Intercreditor Agreement or this Indenture that would adversely affect the holders of the Notes.

In addition, without the consent of Holders of at least 66.67% in aggregate principal amount of Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of this Indenture and the Security Documents with respect to the Notes.

(f) A consent to any amendment, supplement or waiver of this Indenture, the Notes or the Note Guarantee by any Holder given in connection with a tender of such Holder’s Notes shall not be rendered invalid by such tender.

Section 9.03 Revocation and Effect of Consents.

(a) Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

(b) The Company may, but shall not be obligated to, fix a record date pursuant to Section 1.04 for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver.

Section 9.04 Notation on or Exchange of Notes.

(a) The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

(b) Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article 9 if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. In executing any amendment, supplement or waiver, the Trustee shall be entitled to receive and (subject to Section 7.01) shall be fully protected in conclusively relying upon, in addition to the documents required by Section 12.02, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amendment, supplement or waiver is authorized or permitted by this Indenture and that such amendment, supplement or waiver is the valid and binding obligation of the Company and any Guarantor party thereto, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

ARTICLE 10

GUARANTEES AND CO-OBLIGOR

Section 10.01 Guarantee.

(a) Subject to this Article 10, each of the Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantees, on a senior basis, to each Holder and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (1) the principal of, premium, if any, and interest on, the Notes shall be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, and all other Obligations of the Company to the Holders or the Trustee hereunder or under the Notes shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (2) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise, subject, however, in the case of clause (1) and (2) above, to the limitation set forth in Section 10.02, collectively, the “Guaranteed Obligations”. Failing payment by the Company when due of any amount so Guaranteed or any performance so Guaranteed for whatever reason, the Guarantors shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree (to the extent permitted by applicable law) that their obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and this Indenture, or pursuant to Section 10.06.

(c) Each of the Guarantors also agrees (to the extent permitted by applicable law), jointly and severally, to pay any and all costs and expenses (including reasonable and documented attorneys’ fees and expenses) Incurred by the Trustee or any Holder in enforcing any rights under this Section 10.01.

(d) If any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to the Company or the Guarantors, any amount paid either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e) Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations Guaranteed hereby until payment in full of all obligations Guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations Guaranteed hereby may be accelerated as provided in Article 6 for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations Guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee. The Guarantors shall have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Note Guarantees.

(f) Each Note Guarantee shall remain in full force and effect and continue to be effective should any petition be filed by or against the Company for liquidation or reorganization, should the Company become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of the Company’s assets, and shall, to the fullest extent permitted by law, continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Notes are, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee on the Notes or the Note Guarantees, whether as a “voidable preference,” “fraudulent transfer” or otherwise, all as though such payment or performance had not been made. In the event that any payment or any part thereof, is rescinded, reduced, restored or returned, the Notes shall, to the fullest extent permitted by law, be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(g) In case any provision of any Note Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, to the extent permitted by applicable law.

(h) Each payment to be made by a Guarantor in respect of its Note Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

Section 10.02 Limitation on Guarantor Liability.

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent conveyance or a fraudulent transfer for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree that the obligations of each Guarantor shall be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment under its Note Guarantee will be entitled upon payment in full of all Guaranteed Obligations under this Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment, determined in accordance with GAAP.

Section 10.03 Execution and Delivery.

(a) To evidence its Note Guarantee set forth in Section 10.01, each Guarantor hereby agrees that this Indenture shall be executed on behalf of such Guarantor.

(b) Each Guarantor hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Note Guarantee on the Notes.

(c) If a Person whose signature is on this Indenture no longer holds that office at the time the Trustee authenticates the Note, the Note Guarantees shall be valid nevertheless.

(d) The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

(e) If required by Section 4.11, the Company shall cause any newly created or acquired Restricted Subsidiary to comply with the provisions of Section  4.11 and this Article 10, to the extent applicable.

Section 10.04 Subrogation.

Each Guarantor shall be subrogated to all rights of Holders against the Company in respect of any amounts paid by any Guarantor pursuant to the provisions of Section 10.01; provided that, if an Event of Default has occurred and is continuing, no Guarantor shall be entitled to enforce or receive any payments arising out of, or based upon, such right of subrogation until all amounts then due and payable by the Company under this Indenture or the Notes shall have been paid in full.

Section 10.05 Benefits Acknowledged.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the guarantee and waivers made by it pursuant to its Note Guarantee are knowingly made in contemplation of such benefits.

Section 10.06 Release of Note Guarantees.

(a) A Note Guarantee by a Guarantor shall be automatically and unconditionally released and discharged, and no further action by such Guarantor, the Company or the Trustee shall be required for the release of such Guarantor’s Note Guarantee, upon:

(1) (A) any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation, winding up, dissolution, liquidation or otherwise) of the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary, which sale, assignment, transfer, conveyance, exchange or other disposition is made in compliance with the provisions of this Indenture, including, if applicable, Section 4.16 (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of this Indenture needs to be applied in accordance therewith at such time) and Section 5.01(a);

(B) the release or discharge of such Guarantor from its Guarantee of Indebtedness of the Company and Restricted Subsidiaries under the Bank Facility (other than as a result of the repayment in full of the Bank Facility) and all other Indebtedness of the Company and the Guarantors, to the extent that the existence of such Guarantee or Indebtedness would otherwise obligate such Guarantor to Guarantee the Notes; provided that if such Guarantor has Incurred any Indebtedness or issued any Preferred Stock or Disqualified Stock in reliance on its status as a Guarantor under Section 4.09, such Guarantor’s obligations under such Indebtedness, Preferred Stock or Disqualified Stock, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under Section 4.09;

(C) the proper designation of any Guarantor as an Unrestricted Subsidiary; or

(D) the Company’s exercise of its Legal Defeasance option or Covenant Defeasance option in accordance with Article 8 or the discharge of the Company’s obligations under this Indenture in accordance with the terms of this Indenture; and

(2) the Company delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in this Indenture relating to such transaction or release have been complied with.

(b) At the written request of the Company, the Trustee shall execute and deliver any documents reasonably required in order to evidence such release, discharge and termination in respect of the applicable Note Guarantee.

Section 10.07 Co-Obligor.

(a) Co-Obligor is a co-obligor of the Notes, liable for the due and punctual payment of the principal of, premium, if any, and interest on, all of the Notes.

(b) Co-Obligor and the Company, as co-obligors, shall be unconditionally jointly and severally liable for the due and punctual payment of the principal of, and interest on, all of the Notes, and for all Obligations under the Indenture and in connection with the Notes.

ARTICLE 11

SATISFACTION AND DISCHARGE

Section 11.01 Satisfaction and Discharge.

(a) This Indenture will be discharged, and will cease to be of further effect as to all Notes issued thereunder, and all Liens on the Collateral securing the Notes shall be released and the Security Documents shall cease to be of further effect, when either:

(1) all Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust) have been delivered to the Trustee for cancellation; or

(2) (A) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, as the case may be;

(B) no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) and the deposit will not result in a breach or violation of, or constitute a default under, the Bank Facility or any other material agreement or material instrument (other than this Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(C) the Company or any Guarantor has paid or caused to be paid all sums payable by the Company under this Indenture; and

(D) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

(b) In addition, the Company shall deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent to satisfaction and discharge have been satisfied. Notwithstanding the satisfaction and discharge of this Indenture, if money shall have been deposited with the Trustee pursuant to Section 11.01(a)(2)(A), the provisions of Section 11.02 and Section 8.06 shall survive.

Section 11.02 Application of Trust Money.

(a) Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 11.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee, but such money need not be segregated from other funds except to the extent required by law.

(b) If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and any Guarantor’s obligations under this Indenture, the Notes and the Note Guarantees shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01; provided that if the Company has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent, as the case may be.

ARTICLE 12

COLLATERAL

Section 12.01 Security Documents.

The payment of the Obligations, including payment of the principal of and interest and premium on, if any, the Notes when due, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and the performance of all other Obligations of the Company, the Co-Obligor and the Guarantors under this Indenture, the Notes, the Guarantees and the Security Documents are secured as provided in the Security Documents and will be secured by the Security Documents hereafter delivered as required or permitted by this Indenture.

Section 12.02 Further Assurances

At the reasonable request of the Collateral Agent, the Company will, and will cause the Co-Obligor and each Guarantor to, and the Co-Obligor and each Guarantor will, execute any and all further documents, financing statements, agreements, instruments, certificates, notices and acknowledgments and take all such further actions (including the filing and recordation of financing statements, fixture filings, mortgages and/or amendments or continuations thereto and other documents), that may be required under the Security Documents or any applicable law, or which the Collateral Agent may reasonably request to (i) ensure the creation, perfection and priority of the Liens created or intended to be created under the Security Documents and (ii) to the extent required by the Security Documents, to maintain the security interest created by the Security Documents in the Collateral as a first lien perfected security interest, subject only to Liens permitted by this Indenture and the relevant Intercreditor Agreements, in each case, at the expense of the Company, the Co-Obligor or the relevant Guarantor.

The Company will, and will cause the Co-Obligor and each Guarantor to, (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing or recordation of any Security Document or other document or instrument relating to any Collateral and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts (including notices to third parties), deeds, certificates, assurances and other instruments as the Collateral Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Security Documents.

Section 12.03 Collateral Agent.

(a) In addition to the rights, protections and indemnities set forth herein, the Collateral Agent shall have all the rights and protections provided in the Security Documents.

(b) Each of the Holders by acceptance of the Notes hereby designates and appoints the Collateral Agent as its agent under this Indenture, the Security Documents and the Intercreditor Agreements and hereby irrevocably authorizes the Collateral Agent to take such action on its behalf under the provisions of this Indenture, the Security Documents and the Intercreditor Agreements and to exercise such powers and perform such duties as are expressly delegated to the Collateral Agent by the terms of this Indenture, the Security Documents and the Intercreditor Agreements, and consents and agrees to the terms of the Intercreditor Agreements and each Security Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms.

(c) Each of the Holders by acceptance of the Notes hereby directs the Trustee to so designate and appoint the Collateral Agent as its agent under this Indenture and the Security Documents and the Trustee hereby so designates and appoints the Collateral Agent. The Collateral Agent agrees to act as such on the express conditions contained in this Section 12.03. The provisions of this Section 12.03 are solely for the benefit of the Collateral Agent and none of the Trustee, any of the Holders, the Company, the Co-Obligor nor any of the Guarantors shall have any rights as a third-party beneficiary of any of the provisions contained herein other than as expressly provided hereunder. Each Holder agrees that any action taken by the Collateral Agent in accordance with the provision of this Indenture, the Intercreditor Agreements and the Security Documents, and the exercise by the Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Security Documents and the Intercreditor Agreements, the duties of the Collateral Agent shall be ministerial and administrative in nature and the Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the Security Documents and the Intercreditor Agreements to which the Collateral Agent is a party, nor shall the Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder, the Company, the Co-Obligor or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Security Documents and the Intercreditor Agreements or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.

(d) The Collateral Agent may perform any of its duties under this Indenture, the Security Documents or the Intercreditor Agreements by or through receivers, agents, employees, attorneys-in-fact or through its related Persons and shall be entitled to advice of counsel concerning all matters pertaining to such duties, and shall be entitled to act upon, and shall be fully protected in taking action in reliance upon any advice or opinion given by legal counsel. The Collateral Agent shall not be responsible for the gross negligence or willful misconduct of any receiver, agent, employee, attorney-in-fact or related Person that it selects as long as such selection was made in good faith.

(e) None of the Collateral Agent or any of its respective related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Indenture, the Notes or the transactions contemplated hereby (except for its own bad faith, gross negligence or willful misconduct) or under or in connection with the Security Documents or Intercreditor Agreements or the transactions contemplated thereby (except for its own bad faith, gross negligence or willful misconduct), or (ii) be responsible in any manner to any of the Trustee or any Holder for any recital, statement, representation, warranty, covenant or agreement made by the Company, the Co-Obligor or any Guarantor or Affiliate of the Company, the Co-Obligor or any Guarantor, or any officer or related Person thereof, contained in this Indenture, or any Security Documents or Intercreditor Agreements, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Notes, the Security Documents or the Intercreditor Agreements, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture, the Security Documents or the Intercreditor Agreements, or for any failure of the Company, the Co-Obligor or any Guarantor or any other party to this Indenture, the Security Documents or the Intercreditor Agreements to perform its obligations hereunder or thereunder. None of the Collateral Agent or any of its respective related Persons shall be under any obligation to the Trustee or any Holder to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture, the Notes, the Security Documents or the Intercreditor Agreements or to inspect the properties, books, or records of the Company, the Co-Obligor, any Guarantor or any of the Company’s, the Co-Obligor’s or Guarantors’ Affiliates.

(f) The Collateral Agent shall be entitled to rely, and shall be fully protected in conclusively relying, upon any writing, resolution, notice, consent, certificate, opinion, affidavit, letter, telegram, facsimile, certification, telephone message, statement, or other communication, document or conversation (including those by telephone or e-mail) believed by it to be genuine and correct and to have been signed, sent, or made by the proper Person or Persons, and upon advice and statements of legal counsel (including, without limitation, counsel to the Company, the Co-Obligor or any Guarantor), independent accountants and other experts and advisors selected by the Collateral Agent. The Collateral Agent shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, or other paper or document. The Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture, the Notes, the Security Documents or the Intercreditor Agreements, unless it shall first be directed by the Trustee acting upon the direction of the Holders of a majority in aggregate principal amount of the Notes in accordance with the terms hereof and under the Notes and, if it so requests, it shall first be indemnified to its reasonable satisfaction by the Holders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this or any other indenture, the Notes, the Security Documents or the Intercreditor Agreements in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders.

(g) The Collateral Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, unless a responsible officer of the Collateral Agent shall have received written notice from the Trustee or the Company referring to this Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default.” The Collateral Agent shall take such action with respect to such Default or Event of Default as may be requested by the Trustee in accordance with Article 6 or the Holders of a majority in aggregate principal amount of the Notes in accordance with the terms hereof.

(h) [●] and its respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting, or other business with the Company, the Co-Obligor, any Guarantor and their respective Affiliates as though it was not the Collateral Agent hereunder and without notice to or consent of the Trustee. The Trustee and the Holders acknowledge that, pursuant to such activities, [●] or its respective Affiliates may receive information regarding the Company, the Co-Obligor, any Guarantor or their Affiliates (including information that may be subject to confidentiality obligations in favor of the Issuer or any such Guarantor or such Affiliate) and acknowledge that the Collateral Agent shall not be under any obligation to provide such information to the Trustee or the Holders. Nothing herein shall impose or imply any obligation on the part of [●] to advance funds.

(i) The Collateral Agent may resign at any time by notice to the Trustee and the Company, such resignation to be effective upon the acceptance of a successor agent to its appointment as Collateral Agent. If the Collateral Agent resigns under this Indenture, the Company (or the Trustee, with the consent of the Company) shall appoint a successor collateral agent. If no successor collateral agent is appointed prior to the intended effective date of the resignation of the Collateral Agent (as stated in the notice of resignation), the Collateral Agent may appoint, subject to the consent of the Company (which shall not be unreasonably withheld and which shall not be required during a continuing Event of Default), a successor collateral agent. If no successor collateral agent is appointed and consented to by the Company pursuant to the preceding sentence, the Collateral Agent shall be entitled to petition a court of competent jurisdiction to appoint a successor at the expense of the Company. Upon the acceptance of its appointment as successor collateral agent hereunder, such successor collateral agent shall succeed to all the rights, powers and duties of the retiring Collateral Agent, and the term “Collateral Agent” shall mean such successor collateral agent, and the retiring Collateral Agent’s appointment, powers and duties as the Collateral Agent shall be terminated. After the retiring Collateral Agent’s resignation hereunder, the provisions of this Section 12.03 and Section 7.07 hereof shall continue to inure to its benefit and the retiring Collateral Agent shall not by reason of such resignation be deemed to be released from liability as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Indenture.

(j) [●] shall initially act as Collateral Agent and shall be authorized to appoint co-Collateral Agents as necessary in its sole discretion. Except as otherwise explicitly provided herein or in the Security Documents or the Intercreditor Agreements, neither the Collateral Agent nor any of its respective officers, directors, employees or agents or other related Persons shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The Collateral Agent shall be accountable only for amounts that it actually receives as a result of the exercise of such powers, and neither the Collateral Agent nor any of its officers, directors, employees or agents shall be responsible for any act or failure to act hereunder, except for its own gross negligence, willful misconduct or bad faith.

(k) The Collateral Agent is authorized and directed to (i) enter into the Security Documents and the Intercreditor Agreements to which it is a party, whether executed on or after the Issue Date, (ii) bind the Holders on the terms as set forth in the Security Documents and the Intercreditor Agreements and (iii) perform and observe its obligations under the Security Documents and the Intercreditor Agreements. The Holders of the Notes designate and appoint the Collateral Agent as their authorized representative under the Intercreditor Agreements.

(l) If at any time or times the Trustee shall receive (i) by payment, foreclosure, set-off or otherwise, any proceeds of Collateral or any payments with respect to the Obligations arising under, or relating to, this Indenture, except for any such proceeds or payments received by the Trustee from the Collateral Agent pursuant to the terms of this Indenture, or (ii) payments from the Collateral Agent in excess of the amount required to be paid to the Trustee pursuant to Article 6, the Trustee shall promptly turn the same over to the Collateral Agent, in kind, and with such endorsements as may be required to negotiate the same to the Collateral Agent such proceeds to be applied by the Collateral Agent pursuant to the terms of this Indenture, the Security Documents and the Intercreditor Agreements.

(m) Subject to the relevant Intercreditor Agreement, the Collateral Agent is each Holder’s agent for the purpose of perfecting the Holders’ security interest in assets which, in accordance with Article 9 of the Uniform Commercial Code can be perfected only by possession. Should the Trustee obtain possession of any such Collateral, upon request from the Company, the Trustee shall notify the Collateral Agent thereof and promptly shall deliver such Collateral to the Collateral Agent or otherwise deal with such Collateral in accordance with the Collateral Agent’s instructions and the Collateral Agent shall not have any liability or responsibility for the perfection of the security interest of such Collateral until actually received by a responsible officer of the Collateral Agent.

(n) Neither the Collateral Agent nor the Trustee shall have any obligation whatsoever to any of the Holders or to any other Person to assure that the Collateral exists or is owned by the Company, the Co-Obligor or any Guarantor or is cared for, protected, or insured or has been encumbered, or that the Collateral Agent’s Liens have been properly or sufficiently or lawfully created, perfected, protected, maintained or enforced or are entitled to any particular priority, or to determine whether all of the Company’s, the Co-Obligor’s or the Guarantor’s property constituting collateral intended to be subject to the Lien and security interest of the Security Documents has been properly and completely listed or delivered, as the case may be, or the genuineness, validity, marketability or sufficiency thereof or title thereto, or to exercise at all or in any particular manner or under any duty of care, disclosure, or fidelity, or to continue exercising, any of the rights, authorities, and powers granted or available to the Collateral Agent pursuant to this Indenture, any Security Document or the Intercreditor Agreements. Neither the Trustee nor the Collateral Agent shall have any duty or obligation to monitor the condition, financial or otherwise, of the Company, the Co-Obligor or any Guarantor, or any of their assets.

(o) None of the Trustee, the Collateral Agent or any Agent nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness or sufficiency of the Security Documents or the Intercreditor Agreements, for the creation, perfection, priority, sufficiency or protection of any Lien, or any defect or deficiency as to any such matters.

(p) Except as directed by the Trustee or the requisite Holders as required or permitted by this Indenture, or as otherwise directed pursuant to the Security Documents or Intercreditor Agreements, the Holders acknowledge and agree that the Collateral Agent will not be obligated:

(1) to act upon directions purported to be delivered to it by any other Person; or

(2) to take any other action whatsoever with regard to any or all of the Liens the Security Documents or the Collateral.

(q) If the Company (i) incurs Pari Passu Obligations at any time when the Pari Passu Intercreditor Agreement is not in effect or at any time when Indebtedness constituting Pari Passu Obligations entitled to the benefit of the Pari Passu Intercreditor Agreement is concurrently retired, and (ii) delivers to the Collateral Agent an Officer’s Certificate so stating and requesting the Collateral Agent to enter into an intercreditor agreement (in substantially the form of the Pari Passu Intercreditor Agreement in effect on the Issue Date) in favor of a designated agent or representative for the holders of the Pari Passu Obligations so incurred, the Holders acknowledge and agree that the Collateral Agent is hereby authorized and directed to enter into such intercreditor agreement, bind the Holders on the terms set forth therein and perform and observe its obligations thereunder.

(r) No provision of this Indenture, the Notes, the Intercreditor Agreements or any Security Document shall require the Collateral Agent or the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or thereunder or to take or omit to take any action hereunder or thereunder. Notwithstanding anything to the contrary contained in this Indenture, the Notes, the Intercreditor Agreements or the Security Documents, in the event the Collateral Agent is entitled or required to commence an action to foreclose or otherwise exercise its remedies to acquire control or possession of the Collateral, the Collateral Agent shall not be required to commence any such action or exercise any remedy or to inspect or conduct any studies of any property under the mortgages or take any such other action if the Collateral Agent has determined that the Collateral Agent may incur personal liability, including but not limited to in connection with or as a result of the presence at, or release on or from, the Collateral or such property, of any hazardous substances unless the Collateral Agent has received security or indemnity from the Holders in an amount and in a form all reasonably satisfactory to the Collateral Agent in its sole discretion, protecting the Collateral Agent (and the Trustee, as applicable) from all such liability. The Collateral Agent shall at any time be entitled to cease taking any action described above if it no longer reasonably deems any indemnity, security or undertaking from the Company or the Holders to be sufficient.

(s) The Collateral Agent, (i) acting in good faith shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture, the Notes, the Intercreditor Agreements and the Security Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own bad faith, gross negligence or willful misconduct, (ii) shall not be liable for interest on any money received by it except as the Collateral Agent may agree in writing with the Company (and money held in trust by the Collateral Agent need not be segregated from other funds except to the extent required by law) and (iii) may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it in good faith and in accordance with the advice or opinion of such counsel. The grant of permissive rights or powers to the Collateral Agent shall not be construed to impose duties to act.

(t) Neither the Collateral Agent nor the Trustee shall be liable for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. No party hereto shall be liable for any indirect, special, punitive, incidental or consequential damages (included but not limited to lost profits) whatsoever, even if it has been informed of the likelihood thereof and regardless of the form of action.

(u) The Collateral Agent does not assume any responsibility for any failure or delay in performance or any breach by the Company, the Co-Obligor or any Guarantor under this Indenture, the Intercreditor Agreements and the Security Documents. The Collateral Agent shall not be responsible to the Holders or any other Person for any recitals, statements, information, representations or warranties contained in any certificate, report, statement, or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture, the Intercreditor Agreements or any Security Document; the execution, validity, genuineness, effectiveness or enforceability of this Indenture, the Intercreditor Agreements and any Security Documents of any other party thereto; the genuineness, enforceability, collectability, value, sufficiency, location or existence of any Collateral, or the validity, effectiveness, enforceability, sufficiency, extent, perfection or priority of any Lien therein; the validity, enforceability or collectability of any Obligations; the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any obligor; or for any failure of any obligor to perform its obligations under this Indenture, the Intercreditor Agreements and the Security Documents. The Collateral Agent shall have no obligation to any Holder or any other Person to ascertain or inquire into the existence of any Default or Event of Default, the observance or performance by any obligor of any terms of this Indenture, the Notes, the Intercreditor Agreements or the Security Documents. The Collateral Agent shall not be required to initiate or conduct any litigation or collection or other proceeding under this Indenture, the Notes, the Intercreditor Agreements and the Security Documents unless expressly set forth hereunder or thereunder. The Collateral Agent shall have the right at any time to seek instructions from the Holders or a court of competent jurisdiction with respect to the administration of the Security Documents, the Intercreditor Agreements and this Indenture.

(v) The parties hereto and the Holders hereby agree and acknowledge that the Collateral Agent shall not assume, be responsible for or otherwise be obligated for any liabilities, claims, causes of action, suits, losses, allegations, requests, demands, penalties, fines, settlements, damages (including foreseeable and unforeseeable), judgments, expenses and costs (including but not limited to, any remediation, corrective action, response, removal or remedial action, or investigation, operations and maintenance or monitoring costs, for personal injury or property damages, real or personal) of any kind whatsoever, pursuant to any environmental law as a result of this Indenture, the Notes, the Intercreditor Agreements, the Security Documents or any actions taken pursuant hereto or thereto. Further, the parties hereto and the Holders hereby agree and acknowledge that in the exercise of its rights under this Indenture, the Intercreditor Agreements and the Security Documents, the Collateral Agent may hold or obtain indicia of ownership primarily to protect the security interest of the Collateral Agent in the Collateral and that any such actions taken by the Collateral Agent shall not be construed as or otherwise constitute any participation in the management of such Collateral as those terms are defined in Section 101(20)(E) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C.

§§ 9601 et seq., as amended.

(w) Upon the receipt by the Collateral Agent of a written request of the Company signed by an Officer (a “Security Document Order”), the Collateral Agent is hereby authorized to execute and enter into, and shall execute and enter into, without the further consent of any Holder or the Trustee, any Security Document and/or Intercreditor Agreement to be executed after the Issue Date. Such Security Document Order shall (i) state that it is being delivered to the Collateral Agent pursuant to, and is a Security Document Order referred to in, this Section 12.03(w), and (ii) instruct the Collateral Agent to execute and enter into such Security Document and/or Intercreditor Agreement. Any such execution of a Security Document and/or Intercreditor Agreement shall be at the direction and expense of the Company, and other than in connection with intellectual property filings and joinders to existing Security Documents in connection with additional Guarantors becoming party hereto and additional Collateral being pledged pursuant to existing Security Documents pursuant to a supplemental indenture and/or joinders to existing Security Documents, upon delivery to the Collateral Agent of an Officer’s Certificate and, if requested by the Collateral Agent, an Opinion of Counsel stating that all conditions precedent to the execution and delivery of the Security Document and/or Intercreditor Agreement have been satisfied and that each such Security Document and/or Intercreditor Agreement is the legal, valid and binding obligation of the respective parties thereto, enforceable in accordance with its terms. The Holders, by their acceptance of the Notes, hereby authorize and direct the Collateral Agent to execute such Security Documents and Intercreditor Agreements.

(x) Subject to the provisions of the applicable Security Documents and the Intercreditor Agreements, each Holder, by acceptance of the Notes, agrees that the Collateral Agent shall execute and deliver the Intercreditor Agreements and the Security Documents to which it is a party and all agreements, documents and instruments incidental thereto, and act in accordance with the terms thereof. For the avoidance of doubt, the Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreements or the Security Documents (other than as specifically set forth herein or therein) and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes and/or the Trustee, as applicable.

(y) After the occurrence of an Event of Default, the Trustee may, but shall not be obligated to, direct the Collateral Agent in connection with any action required or permitted by this Indenture, the Security Documents or the Intercreditor Agreements.

(z) The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents or the Intercreditor Agreements and to the extent not prohibited under the Intercreditor Agreements, for turnover to the Trustee to make further distributions of such funds to itself, the Trustee and the Holders in accordance with the provisions of Section 6.13 hereof and the other provisions of this Indenture.

(aa) In each case that Collateral Agent may or is required hereunder or under any Security Document or Intercreditor Agreement to take any action (an “Action”), subject to the terms hereof, including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any Security Document or Intercreditor Agreement, the Collateral Agent may seek direction from the Holders of a majority in aggregate principal amount of the then outstanding Notes. The Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Holders of a majority in aggregate principal amount of the then outstanding Securities. If the Collateral Agent shall request direction from the Holders of a majority in aggregate principal amount of the then outstanding Securities with respect to any Action, the Collateral Agent shall be entitled to refrain from such Action unless and until the Collateral Agent shall have received direction from the Holders of a majority in aggregate principal amount of the then outstanding Securities, and the Collateral Agent shall not incur liability to any Person by reason of so refraining.

(bb) Notwithstanding anything to the contrary in this Indenture, any Intercreditor Agreement or any Security Document, in no event shall the Collateral Agent or the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture, the Intercreditor Agreements or Security Documents (including without limitation the filing or continuation of any Uniform Commercial Code financing or continuation statements or similar documents or instruments), nor shall the Collateral Agent or the Trustee be responsible for, and the Collateral Agent and the Trustee make no representation regarding, the validity, effectiveness or priority of any of the Security Documents, any Intercreditor Agreement or the security interests or Liens intended to be created thereby.

(cc) Before the Collateral Agent acts or refrains from acting in each case at the request or direction of the Company or the Guarantors, it may require an Officer’s Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 13.03 hereof. The Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

Section 12.04 Authorization of Actions to Be Taken.

(a) Each Holder of Notes, by its acceptance thereof, consents and agrees to the terms of each Security Document and each Intercreditor Agreement, as originally in effect and as amended, supplemented or replaced from time to time in accordance with its terms or the terms of this Indenture, authorizes and directs the Collateral Agent to enter into the Security Documents and Intercreditor Agreements to which it is a party, appoints the Collateral Agent as its collateral agent and authorizes and empowers the Collateral Agent to bind the Holders of Notes as set forth in the Security Documents and the Intercreditor Agreements to which it is a party and to perform its obligations and exercise its rights and powers thereunder.

(b) The Trustee is authorized and empowered to receive for the benefit of the Holders of Notes any funds collected or distributed to the Trustee under the Security Documents and the Intercreditor Agreements and, subject to the terms of the Security Documents or the Intercreditor Agreements, to make further distributions of such funds to the Holders of Notes according to the provisions of this Indenture and the Notes.

(c) Subject to the provisions of the Security Documents, the Trustee may (but shall not be obligated to) without the consent of the Holders, direct, on behalf of the Holders, the Collateral Agent to take all actions to:

(1) enforce any of the terms of the Security Documents or the Intercreditor Agreements to which the Collateral Agent or Trustee is a party; or

(2) collect and receive payment of any and all Obligations with respect to the Securities.

Subject to the Intercreditor Agreements and at the Company’s sole cost and expense, the Trustee is authorized and empowered (but shall not be obligated) to institute and maintain, or direct the Collateral Agent to institute and maintain, such suits and proceedings as may be expedient to protect or enforce the Liens with respect to the Collateral or to prevent any impairment of Collateral by any acts that may be unlawful or in violation of the Security Documents, the Intercreditor Agreements or this Indenture, and such suits and proceedings as may be expedient, at the Company’s sole cost and expense, to preserve or protect its interests and the interests of the Holders of Securities in the Collateral. Nothing in this Section 12.04 shall be considered to impose any such duty or obligation to act on the part of the Trustee or the Collateral Agent.

Section 12.05 Release of Collateral

(a) In addition to releases pursuant to the provisions of the Security Documents and the Intercreditor Agreements, the liens on and security interests in any property and other assets of the Company, the Co-Obligor or any Guarantor shall be automatically released, in whole or in part, including in the Collateral from the Liens securing the Securities and the Guarantees, under any one or more of the following circumstances:

(1) the sale, transfer or other disposition of such property or assets (other than to the Company, the Co-Obligor or any Guarantor) to the extent not prohibited under Section 4.16 hereof;

(2) in the case of a Guarantor that is released from its Guarantee with respect to the Securities, the release of the property and assets of such Guarantor;

(3) such property or asset is or becomes an Excluded Asset (as defined in the Security Documents);

(4) as described in Article 9 hereof;

(5) payment in full of the principal of, together with accrued and unpaid interest on, and premium, if any, on, the Notes and all other Obligations under this Indenture, the Guarantees and the Security Documents that are non-contingent and are due and payable at or prior to the time such principal, together with accrued and unpaid interest, are paid (including pursuant to Article 11 hereof); or

(6) a legal defeasance or covenant defeasance under Article 8 hereof.

(b) Upon the release of a Guarantor from its Guarantee or the Company and the Co-Obligor from its obligations as referenced in this Section 12.05, such Guarantor or the Company and the Co-Obligor, and the property and assets of such Guarantor or the Company and Co-Obligor, shall be automatically and unconditionally released from its obligations under the Security Documents.

At the cost and written request of the Company, the Collateral Agent shall execute and deliver instruments to evidence any release under this Section 12.05, upon receipt of an Officer’s Certificate, each stating that all conditions precedent in this Indenture, the Notes, the Security Documents and the Intercreditor Agreements have been complied with. Neither the Trustee nor the Collateral Agent shall be liable for any release undertaken in reliance upon any such Officer’s Certificate, and notwithstanding any term hereof or in any Security Document or Intercreditor Agreement to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to execute and deliver any instruments of release, satisfaction or termination, unless and until it receives such Officer’s Certificate.

Section 12.06 Powers Exercisable by Receiver or Trustee.

In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article 12 upon the Company, the Co-Obligor or a Guarantor with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or a Guarantor or of any officer or officers thereof required by the provisions of this Article 12.

Section 12.07 Release upon Termination of Company’s Obligations.

In the event (i) that the Company delivers to the Trustee and the Collateral Agent, an Officer’s Certificate and Opinion of Counsel each stating that all the Obligations under the Notes and the Guarantees have been satisfied and discharged by the payment in full of the Company’s obligations under the Notes, this Indenture and the Security Documents, or (ii) a discharge of this Indenture occurs under Article 8 or a legal defeasance or covenant defeasance of this Indenture occurs under Article 8, the Trustee shall, upon the request of the Company, deliver to the Company and the Collateral Agent a notice provided to it stating that the Trustee, on behalf of the Holders, disclaims any and all rights it has in or to the Collateral, and any rights it has under the Security Documents, and upon receipt by the Collateral Agent of such notice, the Collateral Agent shall be deemed not to hold a Lien in the Collateral on behalf of the Trustee, and the Trustee shall (and direct the Collateral Agent to) do or cause to be done, at the Company’s sole cost and expense, all acts reasonably requested by the Company to release such Lien as soon as is reasonably practicable.

ARTICLE 13

MISCELLANEOUS

Section 13.01 Notices.

(a) Any notice or communication to the Company, any Guarantor or the Trustee is duly given if in writing and (1) delivered in person, (2) mailed by first-class mail (certified or registered, return receipt requested), postage prepaid, or overnight air courier guaranteeing next day delivery or (3) sent by facsimile or electronic transmission, to its address:

if to the Company, the Co-Obligor or any Guarantor:

c/o WeWork Companies LLC

115 W 18th St., New York, NY 10011

Email: legal@wework.com

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400, Los Angeles, California 90071

Fax No: (213) 621-5122

Email: michelle.gasaway@skadden.com

Attention: Michelle Gasaway

if to the Trustee:

[[●]

[●]

[●], [●] [●]

Fax: [●]

Attention: [●]]6

The Company, any Guarantor or the Trustee, by like notice, may designate additional or different addresses for subsequent notices or communications.

(b) All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; on the first date of which publication is made, if by publication; five calendar days after being deposited in the mail, postage prepaid, if mailed by first-class mail; the next Business Day after timely delivery to the courier, if mailed by overnight air courier guaranteeing next day delivery; when receipt acknowledged, if sent by facsimile or electronic transmission; provided that any notice or communication delivered to the Trustee shall be deemed effective upon actual receipt thereof.

(c) Any notice or communication to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to its address shown on the Note Register or by such other delivery system as the Trustee agrees to accept. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

(d) Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(e) Notwithstanding any other provision herein, where this Indenture provides for notice of any event to any Holder of an interest in a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee), according to the applicable procedures of such Depositary, if any, prescribed for the giving of such notice.

(f) The Trustee agrees to accept and act upon notice, instructions or directions pursuant to this Indenture sent by unsecured facsimile or electronic transmission; provided, however, that (1) the party providing such written notice, instructions or directions, subsequent to such transmission of written instructions, shall provide the originally executed instructions or directions to the Trustee in a timely manner, and (2) such originally executed notice, instructions or directions shall be signed by an authorized representative of the party providing such notice, instructions or directions. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reasonable reliance upon and compliance with such notice, instructions or directions notwithstanding such notice, instructions or directions conflict or are inconsistent with a subsequent notice, instructions or directions.

(g) If a notice or communication is sent in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(h) If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

[6]	NTD: Contact information for trustee/collateral agent TBD.

Section 13.02 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company or any Guarantor to the Trustee to take any action under this Indenture, the Company or such Guarantor, as the case may be, shall furnish to the Trustee:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of the signer(s), all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.03) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with; provided that (A) subject to Section 5.01(c), no Opinion of Counsel shall be required in connection with the addition of a Guarantor under this Indenture upon execution and delivery by such Guarantor and the Trustee of a supplemental indenture to this Indenture, the form of which is attached as Exhibit C and (B) no Opinion of Counsel pursuant to this Section shall be required in connection with the issuance of Notes on the Issue Date.

Section 13.03 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to Section 4.07) shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate as to matters of fact); and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

Section 13.04 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.05 No Personal Liability of Directors, Officers, Employees, Members, Partners and Stockholders.

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor (other than the Company and the Co-Obligor in respect of the Notes and each Guarantor in respect of its Note Guarantee) under the Notes, the Note Guarantees or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 13.06 Governing Law.

THIS INDENTURE, THE NOTES, ANY NOTE GUARANTEE AND THE SECURITY DOCUMENTS WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 13.07 Waiver of Jury Trial; Consent to Jurisdiction.

EACH OF THE COMPANY, THE GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Any legal suit, action or proceeding arising out of or based upon this Indenture or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim any such suit, action or other proceeding has been brought in an inconvenient forum.

Section 13.08 Force Majeure.

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.09 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Company or its Restricted Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.10 Successors.

All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors. All agreements of each Guarantor in this Indenture shall bind its successors, except as otherwise provided in Section 10.06.

Section 13.11 Severability.

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 13.12 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 13.13 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 13.14 Facsimile and PDF Delivery of Signature Pages.

The exchange of copies of this Indenture and of signature pages by facsimile or portable document format (“PDF”) transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 13.15 U.S.A. PATRIOT Act.

The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. PATRIOT Act, the Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. PATRIOT Act.

Section 13.16 Payments Due on Non-Business Days.

In any case where any Interest Payment Date, redemption date or repurchase date or the Stated Maturity of the Notes shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes) payment of principal of, premium, if any, or interest on, the Notes need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date, redemption date or repurchase date, or at the Stated Maturity of the Notes, provided that no interest will accrue for the period from and after such Interest Payment Date, redemption date, repurchase date or Stated Maturity, as the case may be.

Section 13.17 Intercreditor Agreement.

The terms of this Indenture are subject to the terms of the Intercreditor Agreements.

(Signatures on following page)

WEWORK COMPANIES LLC

By:
Name:
Title:

WW CO-OBLIGOR INC.

By:
Name:
Title:

[GUARANTORS]

By:
Name:
Title:

[●], as Trustee

By:
Name:
Title:

[●], as Collateral Agent

By:
Name:
Title:

Signature page to Indenture for 7.50% Senior Secured Notes due [●]

APPENDIX A

PROVISIONS RELATING TO THE NOTES

Section 1.1 Definitions.

(a) Capitalized Terms.

Capitalized terms used but not defined in this Appendix A have the meanings given to them in this Indenture. The following capitalized terms have the following meanings:

“Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Global Note, Euroclear or Clearstream, in each case to the extent applicable to such transaction and as in effect from time to time.

“Clearstream” means Clearstream Banking, Société Anonyme, or any successor securities clearing agency.

“Distribution Compliance Period,” with respect to any Note, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Note is first offered to persons other than distributors (as defined in Regulation S) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the date of issuance with respect to such Note or any predecessor of such Note.

“Euroclear” means Euroclear Bank S.A./N.Y., as operator of Euroclear systems Clearance System or any successor securities clearing agency.

“IAI” means an institution that is an “accredited investor” as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and is not a QIB.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Unrestricted Global Note” means any Note in global form that does not bear or is not required to bear the Restricted Notes Legend.

“U.S. person” means a “U.S. person” as defined in Regulation S.

(b) Other Definitions.

Term:	Defined in Section:
“4(a)(2) Global Notes”	2.1	(b)
“4(a)(2) Notes”	2.1	(a)
“Agent Members”	2.1	(c)
“Automatic Exchange”	2.2	(i)
“Automatic Exchange Date”	2.2	(i)
“Automatic Exchange Notice”	2.2	(i)

Term:	Defined in Section:
“Automatic Exchange Notice Date”	2.2	(i)
“Definitive Notes Legend”	2.2	(e)
“ERISA Legend”	2.2	(e)
“Global Note”	2.1	(b)
“Global Notes Legend”	2.2	(e)
“IAI Global Note”	2.1	(b)
“OID Notes Legend”	2.2	(e)
“Regulation S Global Note”	2.1	(b)
“Regulation S Notes”	2.1	(a)
“Restricted Notes Legend”	2.2	(e)
“Rule 144A Global Note”	2.1	(b)
“Rule 144A Notes”	2.1	(a)

Section 2.1 Form and Dating.

(a) The Initial Notes issued on the date hereof shall be (A) offered and sold by the Company to the Purchaser (as defined in the MNPA) in reliance on Section 4(a)(2) of the Securities Act (“4(a)(2) Notes”) or (B) (i) offered and sold by the Company to the initial purchasers thereof and (ii) resold, initially only to (1) QIBs in reliance on Rule 144A (“Rule 144A Notes”) and (2) Persons other than U.S. persons in reliance on Regulation S (“Regulation S Notes”). Additional Notes may also be considered to be 4(a)(2) Notes, Rule 144A Notes or Regulation S Notes, as applicable.

(b) Global Notes. 4(a)(2) Notes shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form, numbered PP-1 upward (collectively, the “4(a)(2) Global Note”), the Rule 144A Notes shall be issued initially in the form of one or more permanent global Notes in definitive, fully registered form, numbered RA-1 upward (collectively, the “Rule 144A Global Note”) and Regulation S Notes shall be issued initially in the form of one or more global Notes, numbered RS-1 upward (collectively, the “Regulation S Global Note”), in each case without interest coupons and bearing the Global Notes Legend and Restricted Notes Legend, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in this Indenture. One or more global Notes in definitive, fully registered form without interest coupons and bearing the Global Notes Legend and the Restricted Notes Legend, numbered RIAI-1 upward (collectively, the “IAI Global Note”) shall also be issued at the request of the Trustee, deposited with the Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as provided in this Indenture to accommodate transfers of beneficial interests in the Notes to IAIs subsequent to the initial distribution. The 4(a)(2) Global Note, the Rule 144A Global Note, the IAI Global Note, the Regulation S Global Note and any Unrestricted Global Note are each referred to herein as a “Global Note” and are collectively referred to herein as “Global Notes.” Each Global Note shall represent such of the outstanding Notes as shall be specified in the “Schedule of Exchanges of Interests in the Global Note” attached thereto and each shall provide that it shall represent the aggregate principal amount of Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as applicable, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 of this Indenture and Section 2.2(c) of this Appendix A.

(c) Book-Entry Provisions. This Section 2.1(c) shall apply only to a Global Note deposited with or on behalf of the Depositary.

Appendix A-2

The Company shall execute and the Trustee shall, in accordance with this Section 2.1(c) and Section 2.02 of this Indenture and pursuant to an order of the Company signed by one Officer of the Company, authenticate and deliver initially one or more Global Notes that (i) shall be registered in the name of the Depositary for such Global Note or Global Notes or the nominee of such Depositary and (ii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instructions or held by the Trustee as Custodian.

Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee as Custodian or under such Global Note, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Note.

(d) Definitive Notes. Except as provided in Section 2.2 or Section 2.3 of this Appendix A, owners of beneficial interests in Global Notes shall not be entitled to receive physical delivery of Definitive Notes.

Section 2.2 Transfer and Exchange.

(a) Transfer and Exchange of Definitive Notes for Definitive Notes. When Definitive Notes are presented to the Registrar with a request:

(i) to register the transfer of such Definitive Notes; or

(ii) to exchange such Definitive Notes for an equal principal amount of Definitive Notes of other authorized denominations,

the Registrar shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided, however, that the Definitive Notes surrendered for transfer or exchange:

(1) shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(2) in the case of Transfer Restricted Notes, they are being transferred or exchanged pursuant to an effective registration statement under the Securities Act or pursuant to Section 2.2(b) of this Appendix A or otherwise in accordance with the Restricted Notes Legend, and are accompanied by a certification from the transferor in the form provided on the reverse side of the Form of Note in Exhibit A for exchange or registration of transfers and, as applicable, delivery of such legal opinions, certifications and other information as may be requested pursuant thereto.

(b) Restrictions on Transfer of a Definitive Note for a Beneficial Interest in a Global Note. A Definitive Note may not be exchanged for a beneficial interest in a Global Note except upon satisfaction of the requirements set forth below. Upon receipt by the Trustee of a Definitive Note, duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Registrar, together with:

(i) a certification from the transferor in the form provided on the reverse side of the Form of Note in Exhibit A for exchange or registration of transfers and, as applicable, delivery of such legal opinions, certifications and other information as may be requested pursuant thereto; and

(ii) written instructions directing the Trustee to make, or to direct the Custodian to make, an adjustment on its books and records with respect to such Global Note to reflect an increase in the aggregate principal amount of the Notes represented by the Global Note, such instructions to contain information regarding the Depositary account to be credited with such increase,

Appendix A-3

the Trustee shall cancel such Definitive Note and cause, or direct the Custodian to cause, in accordance with the standing instructions and procedures existing between the Depositary and the Custodian, the aggregate principal amount of Notes represented by the Global Note to be increased by the aggregate principal amount of the Definitive Note to be exchanged and shall credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Global Note equal to the principal amount of the Definitive Note so canceled. If the applicable Global Note is not then outstanding, the Company shall issue and the Trustee shall authenticate, upon an Authentication Order, a new applicable Global Note in the appropriate principal amount.

(c) Transfer and Exchange of Global Notes.

(i) The transfer and exchange of Global Notes or beneficial interests therein shall be effected through the Depositary, in accordance with this Indenture (including applicable restrictions on transfer set forth in Section 2.2(d) of this Appendix A, if any) and the procedures of the Depositary therefor. A transferor of a beneficial interest in a Global Note shall deliver to the Registrar a written order given in accordance with the Depositary’s procedures containing information regarding the participant account of the Depositary to be credited with a beneficial interest in such Global Note, or another Global Note and such account shall be credited in accordance with such order with a beneficial interest in the applicable Global Note and the account of the Person making the transfer shall be debited by an amount equal to the beneficial interest in the Global Note being transferred.

(ii) If the proposed transfer is a transfer of a beneficial interest in one Global Note to a beneficial interest in another Global Note, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Global Note to which such interest is being transferred in an amount equal to the principal amount of the interest to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Global Note from which such interest is being transferred.

(iii) Notwithstanding any other provisions of this Appendix A (other than the provisions of Section 2.3 of this Appendix A), a Global Note may not be transferred except as a whole and not in part if the transfer is by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(d) Restrictions on Transfer of Global Notes; Voluntary Exchange of Interests in Transfer Restricted Global Notes for Interests in Unrestricted Global Notes.

(i) Transfers by an owner of a beneficial interest in a Rule 144A Global Note or an IAI Global Note to a transferee who takes delivery of such interest through another Transfer Restricted Global Note shall be made in accordance with the Applicable Procedures and the Restricted Notes Legend and only upon receipt by the Trustee of a certification from the transferor in the form provided on the reverse side of the Form of Note in Exhibit A for exchange or registration of transfers and, as applicable, delivery of such legal opinions, certifications and other information as may be requested pursuant thereto. In addition, in the case of a transfer of a beneficial interest in a Regulation S Global Note, 4(a)(2) Global Note or a Rule 144A Global Note for an interest in an IAI Global Note, the transferee must furnish a signed letter substantially in the form of Exhibit B to the Trustee.

(ii) Prior to the expiration of the Distribution Compliance Period, (A) the Regulation S Global Note shall be a temporary global security for purposes of Rules 903 and 904 under the Securities Act, whether or not designated as such on the face of such Note, and (B) interests in the Regulation S Global Note may only be held through Euroclear or Clearstream. During the Distribution Compliance Period, beneficial ownership interests in the Regulation S Global Note may only be sold, pledged or transferred through Euroclear or Clearstream in accordance with the Applicable Procedures, the Restricted Notes Legend on such Regulation S Global Note and any applicable securities laws of any state of the U.S. Prior to the expiration of the Distribution Compliance Period, transfers by an owner of a beneficial interest in the Regulation S Global Note to a transferee who takes delivery of such interest through a 4(a)(2) Global Note, Rule 144A Global

Appendix A-4

Note or an IAI Global Note shall be made only in accordance with the Applicable Procedures and the Restricted Notes Legend and upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided on the reverse side of the Form of Note in Exhibit A for exchange or registration of transfers. Such written certification shall no longer be required after the expiration of the Distribution Compliance Period. Upon the expiration of the Distribution Compliance Period, beneficial ownership interests in the Regulation S Global Note shall be transferable in accordance with applicable law and the other terms of this Indenture.

(iii) Upon the expiration of the Distribution Compliance Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in an Unrestricted Global Note upon certification in the form provided on the reverse side of the Form of Note in Exhibit A for an exchange from a Regulation S Global Note to an Unrestricted Global Note.

(iv) Beneficial interests in a Transfer Restricted Note that is a 4(a)(2) Global Notes, a Rule 144A Global Note or an IAI Global Note may be exchanged for beneficial interests in an Unrestricted Global Note if the Holder certifies in writing to the Registrar that its request for such exchange is in respect of a transfer made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Form of Note in Exhibit A) and/or upon delivery of such legal opinions, certifications and other information as the Company or the Trustee may reasonably request.

(v) If no Unrestricted Global Note is outstanding at the time of a transfer contemplated by the preceding clauses (iii) and (iv), the Company shall issue and the Trustee shall authenticate, upon an Authentication Order, a new Unrestricted Global Note in the appropriate principal amount.

(e) Legends.

(i) Except as permitted by Section 2.2(d), this Section 2.2(e) and Section 2.2(i) of this Appendix A, each Note certificate evidencing the Global Notes and the Definitive Notes (and all Notes issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only) (“Restricted Notes Legend”):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. [IN THE CASE OF 4(A)(2) NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS (I) A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT), OR (B) IT IS AN INSTITUTIONAL “ACCREDITED INVESTOR” (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) OF REGULATION D UNDER THE SECURITIES ACT), AND AGREES THAT IT WITHIN THE TIME PERIOD REFERRED TO UNDER RULE 144 (TAKING INTO ACCOUNT THE PROVISIONS OF RULE 144(d) UNDER THE SECURITIES ACT, IF APPLICABLE) UNDER THE SECURITIES ACT AS IN EFFECT ON THE DATE OF THE TRANSFER OF THIS SECURITY, TO OFFER, RESELL OR OTHERWISE TRANSFER THIS SECURITY] [IN THE CASE OF RULE 144 NOTES AND REGULATION S NOTES: THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER

Appendix A-5

THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S UNDER THE SECURITIES ACT) IN RELIANCE ON REGULATION S], ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF SECURITIES OF AT LEAST $250,000 OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]]

Each Definitive Note shall bear the following additional legend (“Definitive Notes Legend”):

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH REGISTRAR AND TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Each Global Note shall bear the following additional legend (“Global Notes Legend”):

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.

Appendix A-6

Each Note shall bear the following additional legend (“ERISA Legend”):

BY ITS ACQUISITION OF THIS SECURITY (INCLUDING ANY INTEREST THEREIN), THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT (EACH OF THE FOREGOING, A “PLAN”), OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY (INCLUDING ANY INTEREST THEREIN) WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS. ADDITIONALLY, IF ANY PURCHASER OR SUBSEQUENT TRANSFEREE OF THIS SECURITY (INCLUDING ANY INTEREST HEREIN) IS USING ASSETS OF ANY EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO ERISA OR SECTION 4975 OF THE CODE (“ERISA PLAN”) TO ACQUIRE OR HOLD THIS SECURITY, SUCH PURCHASER AND SUBSEQUENT TRANSFEREE WILL, TO THE EXTENT THAT THE FIDUCIARY RULES (AS DEFINED BELOW) ARE IN EFFECT, BE DEEMED TO REPRESENT THAT (I) NONE OF THE COMPANY, THE INITIAL PURCHASER, OR ANY OF THEIR RESPECTIVE AFFILIATES HAS ACTED AS THE ERISA PLAN’S FIDUCIARY, OR HAS BEEN RELIED UPON FOR ANY ADVICE, WITH RESPECT TO THE PURCHASER OR TRANSFEREE’S DECISION TO ACQUIRE, HOLD, SELL, EXCHANGE, VOTE OR PROVIDE ANY CONSENT WITH RESPECT TO THE SECURITY AND NONE OF THE COMPANY, THE INITIAL PURCHASER, OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL AT ANY TIME BE RELIED UPON AS THE ERISA PLAN’S FIDUCIARY WITH RESPECT TO ANY DECISION TO ACQUIRE, CONTINUE TO HOLD, SELL, EXCHANGE, VOTE OR PROVIDE ANY CONSENT WITH RESPECT TO THE SECURITY AND (II) THE DECISION TO INVEST IN THE SECURITY HAS BEEN MADE AT THE RECOMMENDATION OR DIRECTION OF AN “INDEPENDENT FIDUCIARY” (“INDEPENDENT FIDUCIARY”) WITHIN THE MEANING OF U.S. CODE OF FEDERAL REGULATIONS 29 C.F.R. SECTION 2510.3-21(C)(1), AS AMENDED FROM TIME TO TIME (THE “FIDUCIARY RULE”), WHO (A) IS INDEPENDENT OF THE COMPANY AND THE INITIAL PURCHASER; (B) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH RESPECT TO PARTICULAR TRANSACTIONS AND INVESTMENT STRATEGIES (WITHIN THE MEANING OF THE FIDUCIARY RULE); (C) IS A FIDUCIARY (UNDER ERISA AND/OR SECTION 4975 OF THE CODE) WITH RESPECT TO THE PURCHASER OR TRANSFEREE’S INVESTMENT IN THE SECURITY AND IS RESPONSIBLE FOR EXERCISING INDEPENDENT JUDGMENT IN EVALUATING THE INVESTMENT IN THE SECURITY; (D) IS EITHER (A) A BANK AS DEFINED IN SECTION 202 OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED (THE “ADVISERS ACT”), OR SIMILAR INSTITUTION THAT IS REGULATED AND SUPERVISED AND SUBJECT TO PERIODIC EXAMINATION BY A STATE OR FEDERAL AGENCY OF THE UNITED STATES; (B) AN INSURANCE CARRIER WHICH IS QUALIFIED UNDER THE LAWS OF MORE THAN ONE STATE OF THE UNITED STATES TO PERFORM THE SERVICES OF MANAGING, ACQUIRING OR DISPOSING OF ASSETS OF SUCH AN ERISA PLAN; (C) AN INVESTMENT ADVISER REGISTERED UNDER THE ADVISERS ACT OR, IF NOT REGISTERED AS AN INVESTMENT ADVISER UNDER THE ADVISERS ACT BY REASON OF PARAGRAPH (1) OF SECTION 203A OF THE ADVISERS ACT, IS REGISTERED AS AN INVESTMENT ADVISER UNDER THE LAWS OF THE STATE (REFERRED TO IN SUCH PARAGRAPH (1) IN WHICH IT MAINTAINS ITS

Appendix A-7

PRINCIPAL OFFICE AND PLACE OF BUSINESS; (D) A BROKER DEALER REGISTERED UNDER THE SECURITIES ACT OF 1934, AS AMENDED; AND/OR (E) AN INDEPENDENT FIDUCIARY (NOT DESCRIBED IN CLAUSES (A), (B), (C) OR (D) ABOVE) THAT HOLDS OR HAS UNDER MANAGEMENT OR CONTROL TOTAL ASSETS OF AT LEAST $50 MILLION, AND WILL AT ALL TIMES THAT SUCH PURCHASER OR TRANSFEREE HOLDS THE SECURITY HOLD OR HAVE UNDER MANAGEMENT OR CONTROL TOTAL ASSETS OF AT LEAST $50 MILLION; AND (E) IS AWARE OF AND ACKNOWLEDGES THAT (I) NONE OF THE COMPANY, THE INITIAL PURCHASER, AND ANY OF THE COMPANY’S OR THEIR RESPECTIVE AFFILIATES IS UNDERTAKING TO PROVIDE IMPARTIAL INVESTMENT ADVICE, OR TO GIVE ADVICE IN A FIDUCIARY CAPACITY, IN CONNECTION WITH THE PURCHASER’S OR TRANSFEREE’S INVESTMENT IN THE SECURITY, AND (II) THE COMPANY, THE INITIAL PURCHASER, AND THE COMPANY’S AND THEIR RESPECTIVE AFFILIATES HAVE A FINANCIAL INTEREST IN THE PURCHASER’S OR TRANSFEREE’S INVESTMENT IN THE SECURITY ON ACCOUNT OF THE FEES AND OTHER REMUNERATION WE OR THEY EXPECT TO RECEIVE IN CONNECTION WITH TRANSACTIONS CONTEMPLATED HEREUNDER. NOTWITHSTANDING THE FOREGOING, ANY ERISA PLAN WHICH IS AN INDIVIDUAL RETIREMENT ACCOUNT THAT IS NOT REPRESENTED BY AN INDEPENDENT FIDUCIARY SHALL NOT BE DEEMED TO HAVE MADE THE REPRESENTATION IN CLAUSE(II)(D) ABOVE.

Each Note will also bear the following additional legend:

THE TERMS OF THIS NOTE ARE SUBJECT TO THE TERMS OF [INTERCREDITOR AGREEMENT], AS IT MAY BE AMENDED, RESTATED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME IN ACCORDANCE WITH THE INDENTURE.

Any Note issued with original issue discount will also bear the following additional legend (“OID Notes

Legend”):

THIS NOTE HAS BEEN ISSUED WITH “ORIGINAL ISSUE DISCOUNT” (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED) FOR U.S. FEDERAL INCOME TAX PURPOSES. UPON WRITTEN REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS NOTE THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND DATE OF THE NOTE, (2) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE NOTE AND (3) THE YIELD TO MATURITY OF THE NOTE. HOLDERS SHOULD CONTACT THE TREASURER OF THE COMPANY AT 115 W. 18TH ST, NEW YORK, NY 10011.

(ii) Upon any sale or transfer of a Transfer Restricted Note that is a Definitive Note, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Note for a Definitive Note that does not bear the Restricted Notes Legend and the Definitive Notes Legend and rescind any restriction on the transfer of such Transfer Restricted Note if the Holder certifies in writing to the Registrar that its request for such exchange is in respect of a transfer made in reliance on Rule 144 (such certification to be in the form set forth on the reverse side of the Form of Note in Exhibit A) and provides such legal opinions, certifications and other information as the Company or the Trustee may reasonably request.

(iii) Any Additional Notes sold in a registered offering shall not be required to bear the Restricted Notes Legend.

(f) Cancellation or Adjustment of Global Note. At such time as all beneficial interests in a Global Note have either been exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, such Global Note shall be returned by the Depositary to the Trustee for cancellation or retained and canceled by the Trustee. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for Definitive Notes, transferred in exchange for an interest in another Global Note, redeemed, repurchased or canceled, the principal amount of Notes represented by such Global Note

Appendix A-8

shall be reduced and an adjustment shall be made on the books and records of the Registrar (if it is then the Custodian for such Global Note) with respect to such Global Note, by the Registrar or the Custodian, to reflect such reduction.

(g) Obligations with Respect to Transfers and Exchanges of Notes.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate, Definitive Notes and Global Notes at the Registrar’s request.

(ii) No service charge shall be imposed in connection with any registration of transfer or exchange (other than pursuant to Section 2.07 of this Indenture), but the Holders shall be required to pay any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 3.09, 4.15, 4.16 and 9.04 of this Indenture).

(iii) Prior to the due presentation for registration of transfer of any Note, the Company, the Trustee, the Paying Agent or the Registrar shall deem and treat the person in whose name a Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal, premium, if any, and interest on such Note and for all other purposes whatsoever, whether or not such Note is overdue, and none of the Company, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv) All Notes issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Notes surrendered upon such transfer or exchange.

(v) In order to effect any transfer or exchange of an interest in any Transfer Restricted Note for an interest in a Note that does not bear the Restricted Notes Legend and has not been registered under the Securities Act, if the Registrar so requests or if the Applicable Procedures so require, an Opinion of Counsel, in form reasonably acceptable to the Registrar to the effect that no registration under the Securities Act is required in respect of such exchange or transfer or the re-sale of such interest by the beneficial holder thereof, shall be required to be delivered to the Registrar and the Trustee.

(h) No Obligation of the Trustee.

(i) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in the Depositary or any other Person with respect to the accuracy of the records of the Depositary or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders under the Notes shall be given or made only to the registered Holders (which shall be the Depositary or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the applicable rules and procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(ii) The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depositary participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Appendix A-9

(i) Automatic Exchange of Beneficial Interests in a Global Note that is a Transfer Restricted Note for Beneficial Interests in an Unrestricted Global Note. Upon the Company’s satisfaction that the Restricted Notes Legend shall no longer be required in order to maintain compliance with the Securities Act, beneficial interests in a Global Note that is a Transfer Restricted Note may be automatically exchanged into beneficial interests in an Unrestricted Global Note without any action required by or on behalf of the Holder (the “Automatic Exchange”) at any time on or after the date that is the 366th calendar day after (i) with respect to any Note issued on the Issue Date, the later of (A) the Issue Date and (B) the last date on which the Company or any Affiliate of the Company was the owner of such Note (or of any other Global Note with the same CUSIP number) or (ii) with respect to any Additional Note, if any, the later of (A) the issue date of such Additional Note and (B) the last date on which the Company or any Affiliate of the Company was the owner of such Note (or of any other Global Note with the same CUSIP number), or, in each case, if such day is not a Business Day, on the next succeeding Business Day (the “Automatic Exchange Date”). Upon the Company’s satisfaction that the Restricted Notes Legend shall no longer be required in order to maintain compliance with the Securities Act, the Company shall (I) provide written notice to the Trustee at least seven calendar days prior to the Automatic Exchange, instructing the Trustee to direct the Depositary to exchange all of the outstanding beneficial interests in a particular Global Note that is a Transfer Restricted Note to the Unrestricted Global Note, which the Company shall have previously otherwise made eligible for exchange with the DTC, (II) provide prior written notice (the “Automatic Exchange Notice”) to each Holder at such Holder’s address appearing in the Note Register at least seven calendar days prior to the Automatic Exchange (the “Automatic Exchange Notice Date”), which notice must include (1) the Automatic Exchange Date, (2) the section of this Indenture pursuant to which the Automatic Exchange shall occur, (3) the “CUSIP” number of the Global Note that is a Transfer Restricted Note from which such Holder’s beneficial interests will be transferred and (4) the “CUSIP” number of the Unrestricted Global Note into which such Holder’s beneficial interests will be transferred, and (III) on or prior to the date of the Automatic Exchange, deliver to the Trustee for authentication one or more Unrestricted Global Notes, duly executed by the Company, in an aggregate principal amount equal to the aggregate principal amount of Global Notes that are Transfer Restricted Notes to be exchanged. At the Company’s request on no less than five calendar days’ notice, the Trustee shall deliver, in the Company’s name and at its expense, the Automatic Exchange Notice (which shall be prepared by the Company) to each Holder at such Holder’s address appearing in the Note Register. Notwithstanding anything to the contrary in this Section 2.2(i), during the period between the Automatic Exchange Notice Date and the Automatic Exchange Date, no transfers or exchanges other than pursuant to this Section 2.2(i) shall be permitted without the prior written consent of the Company. As a condition to any Automatic Exchange, the Company shall provide, and the Trustee shall be entitled to rely upon, an Officer’s Certificate and/or Opinion of Counsel in form reasonably acceptable to the Trustee to the effect that no registration under the Securities Act is required in respect of the Automatic Exchange or re-sales of beneficial interests in such Unrestricted Global Note that are beneficially owned by a holder of beneficial interests therein upon the Automatic Exchange. The Company may request from Holders such information as it reasonably determines is required in order to be able to deliver such Officer’s Certificate. Upon such exchange of beneficial interests pursuant to this Section 2.2(i), the aggregate principal amount of the Global Notes shall be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, to reflect the relevant increase or decrease in the principal amount of such Global Note resulting from the applicable exchange. The Global Note that is a Transfer Restricted Note from which beneficial interests are transferred pursuant to an Automatic Exchange shall be canceled following the Automatic Exchange.

Section 2.3 Definitive Notes.

(a) A Global Note deposited with the Depositary or with the Trustee as Custodian pursuant to Section 2.1 may be transferred to the beneficial owners thereof in the form of Definitive Notes in an aggregate principal amount equal to the principal amount of such Global Note, in exchange for such Global Note, only if such transfer complies with Section 2.2 of this Appendix A and (i) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Note or if at any time the Depositary ceases to be a “clearing agency” registered under the Exchange Act and, in each case, a successor depositary is not appointed by the Company within 90 days of such notice or after the Company becomes aware of such cessation, (ii) an

Appendix A-10

Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary or (iii) the Company, in its sole discretion and subject to the procedures of the Depositary, notifies the Trustee in writing that it elects to cause the issuance of Definitive Notes under this Indenture. In addition, any Affiliate of the Company or any Guarantor that is a beneficial owner of all or part of a Global Note may have such Affiliate’s beneficial interest transferred to such Affiliate in the form of a Definitive Note by providing a written request to the Company and the Trustee and such Opinions of Counsel, certificates or other information as may be required by this Indenture or the Company or Trustee. Notwithstanding anything to the contrary in this Section 2.3, no Regulation S Global Note may be exchanged for a Definitive Note until the end of the Distribution Compliance Period applicable to such Regulation S Global Note and receipt by the Trustee and the Company of any certificates required by either of them pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act.

(b) Any Global Note that is transferable to the beneficial owners thereof pursuant to this Section 2.3 shall be surrendered by the Depositary to the Trustee, to be so transferred, in whole or from time to time in part, without charge, and the Trustee shall authenticate and deliver, upon such transfer of each portion of such Global Note, an equal aggregate principal amount of Definitive Notes of authorized denominations. Any portion of a Global Note transferred pursuant to this Section 2.3 shall be executed, authenticated and delivered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof and registered in such names as the Depositary shall direct. Any Definitive Note delivered in exchange for an interest in a Global Note that is a Transfer Restricted Note shall, except as otherwise provided by Section 2.2(e) of this Appendix A, bear the Restricted Notes Legend.

(c) The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(d) In the event of the occurrence of any of the events specified in Section 2.3(a) of this Appendix A, the Company shall promptly make available to the Trustee a reasonable supply of Definitive Notes in fully registered form without interest coupons.

Appendix A-11

EXHIBIT A

[FORM OF FACE OF NOTE]

[Insert the Restricted Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Global Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the Definitive Notes Legend, if applicable, pursuant to the provisions of the Indenture]

[Insert the ERISA Legend, if applicable, pursuant to the provisions of the Indenture.]

[Insert the OID Notes Legend, if applicable, pursuant to the provisions of the Indenture.]

CUSIP [                 ]

ISIN [                 ]

[4(a)(2)] [RULE 144A][REGULATION S] GLOBAL NOTE

7.50% Senior Secured Notes due [●]7

No. [RA-__] [RS-__] [RIAI-__] [U-__]	$	[______________	]

WEWORK COMPANIES LLC

promises to pay to CEDE & CO. or registered assigns the principal sum set forth on the Schedule of

Exchanges of Interests in the Global Note attached hereto of $[_______] ([_______] Dollars) on [●]8.

Interest Payment Dates: [●] and [●]

Record Dates: [●] and [●]

[7]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).
[8]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

IN WITNESS HEREOF, the Company has caused this instrument to be duly executed.

Dated:

WEWORK COMPANIES LLC

By:
Name:
Title:

WW CO-OBLIGOR INC.

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture:

[●], as Trustee

By:
Authorized Signatory

Dated:

[Reverse Side of Note]

7.50% Senior Notes due [●]

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. INTEREST. WeWork Companies LLC, a Delaware limited liability company (the “Company”), promises to pay interest on the principal amount of this Note at 7.50% per annum until but excluding maturity. The Company shall pay interest semi-annually in arrears on [●] and [●] of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of original issuance; provided that the first Interest Payment Date shall be [●]. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at the interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the interest rate on the Notes to the extent lawful. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

2. METHOD OF PAYMENT. The Company shall pay interest on the Notes to the Persons who are registered holders of Notes at the close of business on the [●] or [●] (whether or not a Business Day), as the case may be, immediately preceding the related Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. Principal, premium, if any, and interest on the Notes shall be payable at the office or agency of the Company maintained for such purpose or, at the option of the Company, payment of interest and premium, if any, may be made by check mailed to the Holders at their respective addresses set forth in the Note Register; provided that payment by wire transfer of immediately available funds shall be required with respect to principal, premium, if any, and interest on all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent at least five Business Days prior to the applicable payment date. Such payment shall be in such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts.

3. PAYING AGENT AND REGISTRAR. Initially, [●], the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to the Holders. The Company or any of its Restricted Subsidiaries may act in any such capacity.

4. INDENTURE. The Company issued the Notes under an Indenture, dated as of [●], 20[●] (as amended or supplemented from time to time, the “Indenture”), among WeWork Companies LLC, WW Co-Obligor Inc., the Guarantors named therein and the Trustee. This Note is one of a duly authorized issue of notes of the Company designated as its 7.50% Senior Secured Notes due [●]. The Company shall be entitled to issue Additional Notes pursuant to Section 2.01 and Section 4.09 of the Indenture. The Notes and any Additional Notes issued under the Indenture shall be treated as a single class of securities under the Indenture. The Notes are subject to the terms described in the Indenture. Any term used in this Note that is defined in the Indenture shall have the meaning assigned to it in the Indenture. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5. REDEMPTION AND REPURCHASE. The Notes are subject to optional redemption, and may be the subject of an Offer to Purchase, as further described in the Indenture. The Company shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

6. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and Holders shall be required to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption or tendered for repurchase in connection with a Change of Control Offer or Asset Disposition Offer, except for the unredeemed portion of any Note being redeemed or repurchased in part.

7. PERSONS DEEMED OWNERS. The registered Holder of a Note shall be treated as its owner for all purposes.

8. AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture, the Note Guarantees or the Notes may be amended or supplemented as provided in the Indenture.

9. DEFAULTS AND REMEDIES. The Events of Default relating to the Notes are defined in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

10. AUTHENTICATION. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

11. GOVERNING LAW. THIS NOTE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12. CO-OBLIGOR. Co-Obligor is a co-obligor of the Notes, liable for the due and punctual payment of the principal of, and interest on, all of the Notes. Co-Obligor and the Company, as co-obligors, shall be unconditionally jointly and severally liable for the due and punctual payment of the principal of, premium, if any, and interest on, all of the Notes, and for all Obligations under the Indenture and in connection with the Notes.

13. CUSIP AND ISIN NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Company shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to the Company at the following address:

c/o WeWork Companies LLC

115 W. 18th St., New York, NY 10011

Email: legal@wework.com

Attention: General Counsel

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

Date: _____________________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR

REGISTRATION OF TRANSFERS OF TRANSFER RESTRICTED NOTES

This certificate relates to $_________ principal amount of Notes held in (check applicable space) ____ book-entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐

has requested the Trustee by written order to deliver in exchange for its beneficial interest in a Global Note held by the Depositary a Note or Notes in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Note (or the portion thereof indicated above) in accordance with the Indenture; or

☐	has requested the Trustee by written order to exchange or register the transfer of a Note or Notes.

In connection with any transfer of any of the Notes evidenced by this certificate, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1) ☐	to the Company or subsidiary thereof; or

(2) ☐	to the Registrar for registration in the name of the Holder, without transfer; or

(3) ☐	pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”); or

(4) ☐

to a Person that the undersigned reasonably believes is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) that purchases for its own account or for the account of a qualified institutional buyer and to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A; or

(5) ☐

pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act (and if the transfer is being made prior to the expiration of the Distribution Compliance Period, the Notes shall be held immediately thereafter through Euroclear or Clearstream); or

(6) ☐

to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that has furnished to the Trustee a signed letter containing certain representations and agreements; or

(7) ☐	pursuant to Rule 144 under the Securities Act; or

(8) ☐	pursuant to another available exemption from registration under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (5), (6), (7) or (8) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company or the Trustee has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your Signature

Date:
Signature of Signature Guarantor

TO BE COMPLETED BY PURCHASER IF (4) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:
	NOTICE:	To be executed by an executive officer
Name:
Title:

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

TO BE COMPLETED IF THE HOLDER REQUIRES AN EXCHANGE FROM A REGULATION S GLOBAL NOTE TO AN UNRESTRICTED GLOBAL NOTE, PURSUANT TO SECTION 2.2(d)(iii) OF APPENDIX A TO THE INDENTURE9

The undersigned represents and warrants that either:

☐	the undersigned is not a dealer (as defined in the Securities Act) and is a non-U.S. person (within the meaning of Regulation S under the Securities Act); or

☐

the undersigned is not a dealer (as defined in the Securities Act) and is a U.S. person (within the meaning of Regulation S under the Securities Act) who purchased interests in the Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act; or

☐

the undersigned is a dealer (as defined in the Securities Act) and the interest of the undersigned in this Note does not constitute the whole or a part of an unsold allotment to or subscription by such dealer for the Notes.

Dated:
Your Signature

[9]	Include only for Regulation S Global Notes.

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Indenture, check the appropriate box below:

[    ] Section 4.15         [    ] Section 4.16

If you want to elect to have only part of this Note purchased by the Company pursuant to Section 4.15 or Section 4.16 of the Indenture, state the amount you elect to have purchased:

$_______________	(integral multiples of $1,000, provided that the unpurchased portion must be in a minimum principal amount of $2,000)

Date: _____________________

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*: __________________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE*

The initial outstanding principal amount of this Global Note is $__________. The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee, Depositary or Custodian

*	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF

TRANSFEREE LETTER OF REPRESENTATION

WeWork Companies LLC

115 W. 18th St., New York, NY 10011

Email: legal@wework.com

Attention: General Counsel

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $[_______] principal amount of the 7.50% Senior Secured Notes due [●] (the “Notes”) of WeWork Companies LLC (the “Company”).

Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:________________________

Address:______________________

Taxpayer ID Number:____________

The undersigned represents and warrants to you that:

1. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933, as amended (the “Securities Act”)), purchasing for our own account or for the account of such an institutional “accredited investor” at least $250,000 principal amount of the Notes, and we are acquiring the Notes, for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we invest in or purchase securities similar to the Notes in the normal course of our business. We, and any accounts for which we are acting, are each able to bear the economic risk of our or its investment.

2. We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date that is one year after the later of the date of original issue and the last date on which the Company or any affiliate of the Company was the owner of such Notes (or any predecessor thereto) (the “Resale Restriction Termination Date”) only in accordance with the Restricted Notes Legend (as such term is defined in the indenture under which the Notes were issued) on the Notes and any applicable securities laws of any state of the United States. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made pursuant to Section 2.2(d) of Appendix A to the indenture under which the Notes were issued prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Company and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Company and the Trustee reserve the right prior to the offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes with respect to applicable transfers described in the Restricted Notes Legend to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company and the Trustee.

B-1

TRANSFEREE:	,

by:

B-2

EXHIBIT C

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

Supplemental Indenture (this “Supplemental Indenture”), dated as of [__________] [__], 20[__], among __________________ (the “Guaranteeing Subsidiary”), a subsidiary of WeWork Companies LLC, a Delaware limited liability company (the “Company”), and [●], as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, each of the Company and the Guarantors (as defined in the Indenture referred to below) has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of [●], 20[●], providing for the issuance of an unlimited aggregate principal amount of 7.50% Senior Secured Notes due [●] (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally Guarantee all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein and under the Indenture; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. Guarantor. The Guaranteeing Subsidiary hereby agrees to be a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 10 thereof.

3. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4. Waiver of Jury Trial. EACH OF THE GUARANTEEING SUBSIDIARY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES, THE NOTE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. Headings. The headings of the Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

C-1

7. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

[NAME OF GUARANTEEING SUBSIDIARY]

By:
Name:
Title:

[●], as Trustee

By:
Name:
Title:

C-2

EXHIBIT B

FORM OF INTERCREDITOR AGREEMENT

PARI PASSU INTERCREDITOR AGREEMENT

among

SOFTBANK GROUP CORP.,

WEWORK COMPANIES LLC,

the other Grantors party hereto,

GOLDMAN SACHS BANK INTERNATIONAL,

as Authorized Representative for the Credit Agreement Secured Parties,

and

[●],

as Authorized Representative for the Senior Secured Notes Creditors

dated as of [●], 202[●]

i

ii

PARI PASSU INTERCREDITOR AGREEMENT, dated as of [●], 202[●] (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, this “Agreement”), among WEWORK COMPANIES LLC, a Delaware limited liability company (the “Company”), SOFTBANK GROUP CORP., a Japanese joint-stock company (“SoftBank”), the other Grantors (as defined below) from time to time party hereto, GOLDMAN SACHS BANK INTERNATIONAL (“GS”), as Authorized Representative for the Credit Agreement Secured Parties (as each such term is defined below), [●] (“[●]”), as Authorized Representative for the Senior Secured Notes Creditors (as defined below).

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Administrative Agent (as defined below) (for itself and on behalf of the Credit Agreement Secured Parties) and the Senior Secured Notes Collateral Agent (for itself and on behalf of the Senior Secured Notes Creditors) agree as follows:

ARTICLE I

Definitions

SECTION 1.01 Certain Defined Terms. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Credit Agreement (as defined below) or, if defined in the New York UCC, the meanings specified therein. As used in this Agreement, the following terms have the meanings specified below:

“Administrative Agent” has the meaning assigned to such term in the definition of “Credit Agreement”. For the avoidance of doubt, to the extent a Person is subrogated to the rights of the Administrative Agent and/or the Creditor Parties under the Credit Agreement and such Person or its designee has become the Administrative Agent under the Credit Agreement, such Person shall be deemed to be the Administrative Agent for all purposes hereunder.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Authorized Representative” means, at any time, (i) in the case of any Credit Agreement Obligations or the Credit Agreement Secured Parties, the Administrative Agent, and (ii) in the case of the Senior Secured Notes Obligations or the Senior Secured Notes Creditors, the Senior Secured Notes Collateral Agent.

“Bankruptcy Case” has the meaning assigned to such term in Section 2.05(b).

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as amended from time to time, and any successor statute or statutes and all rules and regulations from time to time promulgated thereunder.

“Bankruptcy Law” means the Bankruptcy Code and any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, including any Insolvency or Liquidation Proceeding.

“Collateral” means all assets and properties subject to Liens created pursuant to any Pari Passu Security Document to secure one or more Series of Pari Passu Obligations.

“Company” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Controlling Authorized Representative” means, with respect to any Shared Collateral, (i) until the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Administrative Agent, and (ii) thereafter, the Senior Secured Notes Collateral Agent.

“Controlling Secured Parties” means, with respect to any Shared Collateral, the Series of Pari Passu Secured Parties whose Authorized Representative is the Controlling Authorized Representative for such Shared Collateral.

“Credit Agreement” means that certain Credit Agreement, dated as of December 27, 2019, among the Company, as the WeWork Obligor, SoftBank, as the SoftBank Obligor, the Issuing Creditors (as defined therein) and L/C Participants (as defined therein) from time to time party thereto and GS, as Administrative Agent (in such capacity, the “Administrative Agent”), as amended by the First Amendment, dated as of February 10, 2020, by and among the Company, Softbank, the L/C Participants and Issuing Banks party thereto and the Administrative Agent, the Second Amendment, dated as of April 1, 2020, by and among the Company, Softbank, the L/C Participants and Issuing Banks party thereto and the Administrative Agent and as may be further amended, restated, amended and restated, modified, supplemented replaced and/or Refinanced from time to time.

“Credit Agreement Obligations” means all “Obligations” as defined in the Credit Agreement (or similar term in any Refinancing of the Credit Agreement).

“Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement (or similar term in any Refinancing of the Credit Agreement).

“Credit Agreement Security Documents” means the “Security Documents” as defined in the Credit Agreement (or similar term in any Refinancing of the Credit Agreement).

“Declined Lien” has the meaning assigned to such term in Section 2.10.

“DIP Financing” has the meaning assigned to such term in Section 2.05(b).

“DIP Financing Liens” has the meaning assigned to such term in Section 2.05(b).

“DIP Lenders” has the meaning assigned to such term in Section 2.05(b).

“Discharge” means, with respect to any Shared Collateral and any Series of Pari Passu Obligations, the date on which such Series of Pari Passu Obligations has been paid and satisfied in full in cash and is no longer secured by and no longer required to be secured by such Shared Collateral; it being understood that a “Discharge” shall not have occurred solely by virtue of a party having subrogated to the rights of the Administrative Agent and/or the Creditor Parties under the Credit Agreement. The term “Discharged” shall have a corresponding meaning.

“Discharge of Credit Agreement Obligations” means the Discharge of the Credit Agreement Obligations with respect to Shared Collateral; provided that the Discharge of Credit Agreement Obligations shall not be deemed to have occurred (i) in connection with a Refinancing of such Credit Agreement Obligations with additional Pari Passu Obligations secured by such Shared Collateral under a Secured Credit Document which has been designated in writing by the Administrative Agent (under the Credit Agreement so Refinanced) to the other Authorized Representative as the “Credit Agreement” for purposes of this Agreement or (ii) to the extent a party has subrogated to the rights of the Administrative Agent and/or the Creditor Parties under the Credit Agreement unless such party’s obligations shall also have been Discharged.

“Event of Default” means an “Event of Default” (or similarly defined term) as defined in any Secured Credit Document.

“Grantors” means the Company and each other Subsidiary of the Company or direct or indirect parent company of the Company which has granted a security interest pursuant to any Pari Passu Security Document to secure any Series of Pari Passu Obligations (including any such Person which becomes a party to this Agreement as contemplated by Section 5.14). The Grantors existing on the date hereof are set forth in Annex I hereto.

“GS” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Impairment” has the meaning assigned to such term in Section 1.03.

2

“Insolvency or Liquidation Proceeding” means:

(1) any case commenced by or against the Company or any other Grantor under any Bankruptcy Law, including any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Grantor, any receivership or assignment for the benefit of creditors relating to the Company or any other Grantor or any similar case or proceeding relative to the Company or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency (and, in each case, other than in a transaction expressly permitted by the terms of the Credit Agreement and the Senior Secured Notes Indenture); or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Intervening Creditor” has the meaning assigned to such term in Section 2.01(a).

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Non-Controlling Authorized Representative” means, at any time with respect to any Shared Collateral, the Authorized Representative that is not the Controlling Authorized Representative at such time with respect to such Shared Collateral.

“Non-Controlling Authorized Representative Enforcement Date” means the date which is 120 days after the occurrence of both (i) an Event of Default (under and as defined in the Senior Secured Notes Indenture) and (ii) each Authorized Representative’s receipt of written notice from the Non-Controlling Authorized Representative certifying that (x) an Event of Default (under and as defined in the Senior Secured Notes Indenture) has occurred and is continuing and (y) the Pari Passu Obligations of the Series with respect to which the Non-Controlling Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the Senior Secured Notes Indenture; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Controlling Authorized Representative has commenced and is diligently pursuing any enforcement action with respect to all or a material portion of the Shared Collateral or (2) at any time the Grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding.

“Non-Controlling Secured Parties” means, with respect to any Shared Collateral, the Pari Passu Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.

“Pari Passu Obligations” means, collectively, (i) the Credit Agreement Obligations and (ii) the Senior Secured Notes Obligations.

“Pari Passu Secured Parties” means (i) the Credit Agreement Secured Parties and (ii) the Senior Secured Notes Creditors.

3

“Pari Passu Security Documents” means (i) the Credit Agreement Security Documents and (ii) the Senior Secured Notes Security Documents.

“Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

“Possessory Collateral” means any Shared Collateral in the possession of the Controlling Authorized Representative (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction. Possessory Collateral includes, without limitation, any Certificated Securities, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Controlling Authorized Representative under the terms of the Pari Passu Security Documents.

“Proceeds” has the meaning assigned to such term in Section 2.01.

“Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings.

“Secured Credit Document” means (i) the Credit Agreement and each Loan Document (as defined in the Credit Agreement) and (ii) each Senior Secured Notes Document.

“Senior Secured Notes” means the Company’s 7.5% Senior Secured Notes due [__]1 issued from time to time pursuant to the Senior Secured Notes Indenture.

“Senior Secured Notes Collateral Agent” means [●], as collateral agent under the Senior Secured Notes Indenture and the Senior Secured Notes Security Documents, together with its successors and assigns.

“Senior Secured Notes Creditors” means, collectively, the Senior Secured Notes Trustee, the Senior Secured Notes Collateral Agent and the Senior Secured Notes Holders.

“Senior Secured Notes Documents” means the Senior Secured Notes, the Senior Secured Notes Indenture, the Note Guarantees (as defined in the Senior Secured Notes Indenture), and the Senior Secured Notes Security Documents.

“Senior Secured Notes Holders” shall mean the holders from time to time of the Senior Secured Notes.

“Senior Secured Notes Indenture” means the Indenture, dated as of [●], 202[●], between the Company, WW Co-Obligor Inc., the subsidiary guarantors party thereto, the Senior Secured Notes Collateral Agent and the Senior Secured Notes Trustee, as amended, modified and/or supplemented from time to time.

“Senior Secured Notes Obligations” shall mean (a) the due and punctual payment of (i) the unpaid principal amount of, and premium, if any, and interest (including interest accruing during the pendency of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such Insolvency or Liquidation

[1]	NTD: Maturity date shall be no later than February 12, 2023 (or, if earlier, 18 months from the date of the SPAC closing).

4

Proceeding) on, the Senior Secured Notes, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations of the Company owing to any of the Senior Secured Notes Creditors under the Senior Secured Notes Documents, including fees, costs, penalties, expenses, reimbursements, damages, indemnities and other liabilities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such Insolvency or Liquidation Proceeding), (b) the due and punctual performance of all other obligations of the Company owing to the Senior Secured Notes Creditors under or pursuant to the Senior Secured Notes Documents, and (c) the due and punctual payment and performance of all obligations of each Guarantor (as defined in the Senior Secured Notes Indenture) owing to the Senior Secured Notes Creditors pursuant to the Senior Secured Notes Documents, in each case whether outstanding on the date hereof or incurred or arising from time to time after the date of this Agreement.

“Senior Secured Notes Security Documents” means the security agreements, pledge agreements, deeds of trust, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interest in the Collateral as contemplated by the Senior Secured Notes Indenture.

“Senior Secured Notes Trustee” means [●], as trustee under the Senior Secured Notes Indenture, together with its successors and assigns.

“Series” means (a) with respect to the Pari Passu Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Senior Secured Notes Creditors and (b) with respect to any Pari Passu Obligations, each of (i) the Credit Agreement Obligations and (ii) the Senior Secured Notes Obligations.

“Shared Collateral” means, at any time, Collateral in which the holders of the Pari Passu Obligations (or their respective Authorized Representatives on behalf of such holders) hold a valid security interest at such time; provided that if any Series of Pari Passu Obligations (the “Benefitted Series”) has a valid security interest in any Collateral at any time that is not also Collateral at such time for all other Series of Pari Passu Obligations, then each holder of any Pari Passu Obligation of the Benefitted Series that holds a valid security interest in such Collateral shall immediately and automatically be deemed to, and does hereby agree to, hold such Shared Collateral for the pro rata benefit of all Pari Passu Obligations outstanding at such time and such Collateral shall thereupon constitute Shared Collateral for all Pari Passu Obligations and any amounts received by or distributed to any of them in respect thereof shall be subject to Section 2.01; provided further that, notwithstanding the foregoing, all Collateral in the form of cash in respect of any cash collateralized Letters of Credit, L/C Exposure or mandatory cash collateral, in each case, as required under Sections 2.4, 2.8, 2.13 and 3.1 of the Credit Agreement and the last paragraph of Section 11.1 of the Credit Agreement (such Collateral, the “L/C Cash Collateralization Collateral”) shall not be considered Shared Collateral and shall remain exclusively at all times as Collateral solely for the Credit Agreement Secured Parties.

“SoftBank” means SoftBank Group Corp., a Japanese joint-stock company.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, partnership, limited liability company, association or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. Unless otherwise indicated herein, each reference to the term “Subsidiary” shall mean a Subsidiary of the Company.

SECTION 1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be

5

deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors, assigns and subrogees, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term “or” is not exclusive.

SECTION 1.03 Impairments. It is the intention of the Pari Passu Secured Parties of each Series that the holders of Pari Passu Obligations of such Series (and not the Pari Passu Secured Parties of the other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the Pari Passu Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than the other Series of Pari Passu Obligations), (y) any of the Pari Passu Obligations of such Series do not have a valid and perfected security interest in any of the Collateral securing any other Series of Pari Passu Obligations and/or (z) any intervening security interest exists securing any other obligations (other than the other Series of Pari Passu Obligations) on a basis ranking prior to the security interest of such Series of Pari Passu Obligations but junior to the security interest of any other Series of Pari Passu Obligations or (ii) the existence of any Collateral for any other Series of Pari Passu Obligations that is not Shared Collateral (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of Pari Passu Obligations, an “Impairment” of such Series). In the event of any Impairment with respect to any Series of Pari Passu Obligations, the results of such Impairment shall be borne solely by the holders of such Series of Pari Passu Obligations, and the rights of the holders of such Series of Pari Passu Obligations (including, without limitation, the right to receive distributions in respect of such Series of Pari Passu Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such Pari Passu Obligations subject to such Impairment. Additionally, in the event the Pari Passu Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code), any reference to such Pari Passu Obligations or the Secured Credit Documents governing such Pari Passu Obligations shall refer to such obligations or such documents as so modified.

ARTICLE II

Priorities and Agreements with Respect to Shared Collateral

SECTION 2.01 Priority of Claims. (a) Anything contained herein or in any of the Secured Credit Documents to the contrary notwithstanding (but subject to Section 1.03), if an Event of Default has occurred and is continuing, and any Pari Passu Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any Bankruptcy Case of the Company or any other Grantor or any Pari Passu Secured Party receives any payment pursuant to any intercreditor agreement (other than this Agreement (to the extent such payment represents an application of Proceeds made pursuant to this Section 2.01)) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation of any such Shared Collateral by any Pari Passu Secured Party or received by any Pari Passu Secured Party pursuant to any such intercreditor agreement with respect to such Shared Collateral and proceeds of any such distribution (subject, in the case of any such distribution, to the sentence immediately following) (all proceeds of any sale, collection or other liquidation of any Shared Collateral and all proceeds of any such distribution being collectively referred to as “Proceeds”), shall be applied (i) FIRST, to the payment in

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full in cash of all amounts owing to the Authorized Representative for each Series of Pari Passu Obligations (each in its capacity as such) pursuant to the terms of any Secured Credit Document, (ii) SECOND, subject to Section 1.03, to the payment in full of the Pari Passu Obligations of each Series on a ratable basis, with such Proceeds to be applied to the Pari Passu Obligations of a given Series in accordance with the terms of the applicable Secured Credit Documents and (iii) THIRD, after payment of all Pari Passu Obligations, to the Company and the other Grantors or their successors or assigns, as their interests may appear, or to whosoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct. Notwithstanding the foregoing, with respect to any Shared Collateral for which a third party (other than a Pari Passu Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of Pari Passu Obligations, but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of Pari Passu Obligations (such third party, an “Intervening Creditor”), the value of any Shared Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Shared Collateral or Proceeds to be distributed in respect of the Series of Pari Passu Obligations with respect to which such Impairment exists. If, despite the provisions of this Section 2.01, any Pari Passu Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the Pari Passu Obligations to which it is then entitled in accordance with this Section 2.01, such Pari Passu Secured Party shall hold such payment or recovery in trust for the benefit of all Pari Passu Secured Parties for distribution in accordance with this Section 2.01.

(a) It is acknowledged that the Pari Passu Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents and subject to any limitations set forth in this Agreement, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in Section 2.01(a) or the provisions of this Agreement defining the relative rights of the Pari Passu Secured Parties of any Series.

(b) Each Pari Passu Secured Party hereby agrees that the Liens securing each Series of Pari Passu Obligations on any Shared Collateral shall be of equal priority, notwithstanding (i) the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of Pari Passu Obligations granted on the Shared Collateral, (ii) any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Secured Credit Documents or any defect or deficiencies in the Liens securing the Pari Passu Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.03) and (iii) payment in full of any Credit Agreement Obligations to the extent any Person has the right of subrogation as a result of such payment in full.

SECTION 2.02 Actions with Respect to Shared Collateral; Prohibition on Contesting Liens. (a) With respect to any Shared Collateral, (i) only the Controlling Authorized Representative shall act or refrain from acting with respect to the Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral), and then only on the instructions of the Controlling Secured Parties, (ii) the Controlling Authorized Representative shall not follow any instructions with respect to such Shared Collateral from any Non-Controlling Authorized Representative (or any other Pari Passu Secured Party other than the Controlling Secured Parties) and (iii) neither the Non-Controlling Authorized Representative nor any other Pari Passu Secured Creditor shall or shall instruct the Controlling Authorized Representative to commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Shared Collateral (including with respect to any intercreditor agreement with respect to any Shared Collateral), whether under any Pari Passu Security Document, applicable law or otherwise, it being agreed that only the Controlling Authorized Representative acting in accordance with the applicable Pari Passu Security Documents, shall be entitled to take any such actions or exercise any such remedies with respect to Shared Collateral. Notwithstanding the equal priority of the Liens securing each Series of Pari Passu Obligations, the Controlling Authorized Representative may deal with the Shared Collateral as if such Controlling Authorized Representative had a senior Lien on such Collateral. No Non-Controlling Authorized

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Representative or Non-Controlling Secured Party will contest, protest or object to any foreclosure proceeding or action brought by the Controlling Authorized Representative or the Controlling Secured Party or any other exercise by the Controlling Authorized Representative or the Controlling Secured Party of any rights and remedies relating to the Shared Collateral. The foregoing shall not be construed to limit the rights and priorities of any Pari Passu Secured Party, the Authorized Representative with respect to any Collateral not constituting Shared Collateral.

(a) Each of the Authorized Representatives agrees that it will not accept any Lien on any collateral for the benefit of any Series of Pari Passu Obligations other than pursuant to the Pari Passu Security Documents to which it is a party and by executing this Agreement, each Authorized Representative and the Series of Pari Passu Secured Parties for which it is acting hereunder agree to be bound by the provisions of this Agreement and the other Pari Passu Security Documents applicable to it.

(b) Each of the Pari Passu Secured Parties agrees that it will not (and hereby waives any right to) question or contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity, attachment or enforceability of a Lien held by or on behalf of any of the Pari Passu Secured Parties in all or any part of the Shared Collateral, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of either Authorized Representative to enforce this Agreement.

SECTION 2.03 No Interference; Payment Over. (a) Each Pari Passu Secured Party agrees that (i) it will not challenge or question in any proceeding the validity or enforceability of any Pari Passu Obligations of any Series or any Pari Passu Security Document or the validity, attachment, perfection or priority of any Lien under any Pari Passu Security Document or the validity or enforceability of the priorities, rights or duties established by or other provisions of this Agreement; (ii) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Controlling Authorized Representative, (iii) except as provided in Section 2.02, it shall have no right to (A) direct the Controlling Authorized Representative or any other Pari Passu Secured Party to exercise any right, remedy or power with respect to any Shared Collateral (including pursuant to any intercreditor agreement) or (B) consent to the exercise by the Controlling Authorized Representative or any other Pari Passu Secured Party of any right, remedy or power with respect to any Shared Collateral, (iv) it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Controlling Authorized Representative or any other Pari Passu Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, and neither the Controlling Authorized Representative nor any other Pari Passu Secured Party shall be liable for any action taken or omitted to be taken by the Controlling Authorized Representative or other Pari Passu Secured Party with respect to any Shared Collateral in accordance with the provisions of this Agreement, (v) it will not seek, and hereby waives any right, to have any Shared Collateral or any part thereof marshalled upon any foreclosure or other disposition of such Collateral and (vi) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided, that nothing in this Agreement shall be construed to prevent or impair the rights of any of the Controlling Authorized Representative or any other Pari Passu Secured Party to enforce this Agreement.

(a) Each Pari Passu Secured Party hereby agrees that if it shall obtain possession of any Shared Collateral or shall realize any proceeds or payment in respect of any such Shared Collateral, pursuant to any Pari Passu Security Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each of the Pari Passu Obligations, then it shall hold such Shared Collateral, proceeds or payment in trust for the other Pari Passu Secured Parties and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Controlling Authorized Representative, to be distributed in accordance with the provisions of Section 2.01. Any Pari Passu Secured Party acting under this Section 2.03(b) shall have no obligation to the Controlling Authorized Representative or any other Pari Passu

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Secured Party to ensure that any Shared Collateral is genuine or owned by any of the Grantors or to preserve rights or benefits of any Person except as expressly set forth in this Section 2.03(b). Each Pari Passu Secured Party acting under this Section 2.03(b) makes no representation or warranty as to whether the provisions of this Section 2.03(b) are sufficient to perfect the security interest in any Shared Collateral in which such Pari Passu Secured Party has such possession or control.

SECTION 2.04 Automatic Release of Liens; Amendments to Pari Passu Security Documents. (a) If, at any time the Controlling Authorized Representative forecloses upon or otherwise exercises remedies against any Shared Collateral resulting in a sale or disposition thereof, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of each Authorized Representative for the benefit of the Pari Passu Secured Parties upon such Shared Collateral will automatically be released and discharged as and when, but only to the extent, such Liens of the Authorized Representatives on such Shared Collateral are released and discharged; provided, that any proceeds of any Shared Collateral realized therefrom shall be applied pursuant to Section 2.01; provided, further, that the Controlling Authorized Representative agrees to use commercially reasonable efforts to give notice to the other Authorized Representative of any such release to the extent required by applicable law, it being understood that the failure to deliver such notice shall not operate as a condition to and shall not affect in any way the effectiveness of such foreclosure or exercise of remedies or the release of Liens in connection therewith.

(a) Each Pari Passu Secured Party agrees that either Authorized Representative may enter into any amendment to any Pari Passu Security Document solely as such Pari Passu Security Document relates to a particular Series of Pari Passu Obligations (including, without limitation, to release any Liens securing such Series of Pari Passu Obligations) so long as such Authorized Representative has received a certificate of an officer of the Company stating that such amendment is permitted by the terms of each then extant Secured Credit Document and such amendment is in accordance with the Secured Credit Document pursuant to which such Series of Pari Passu Obligations was incurred and does not adversely affect the Pari Passu Secured Parties of any other Series; provided that, no such modification shall (1) materially affect the rights, protections, immunities, liabilities, duties or obligations of either Authorized Representative without its consent, (2) permit other Liens on the Collateral not permitted under the terms of the Secured Credit Documents other than as provided in Section 2.05 of this Agreement, (3) permit or grant any Liens on any Collateral that does not constitute Shared Collateral (other than with respect to any L/C Cash Collateralization Collateral for the Credit Agreement Secured Parties) or (4) by its terms be materially adverse to the interests of either Series of Pari Passu Obligations to a greater extent than the other Series of Pari Passu Obligations; provided, further, notice of such modification shall have been given to each Authorized Representative by the Company promptly after the effective date thereof.

(b) Each Authorized Representative agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Controlling Authorized Representative or the Company to evidence and confirm any release of Shared Collateral or amendment to any Pari Passu Security Document provided for in this Section, subject to, in the case of the Authorized Representative for the Senior Secured Notes Creditors, receipt by it of all directions, certificates, opinions or other items (if any) which it may be required or entitled to receive pursuant to the Senior Secured Notes Documents.

(c) In determining whether an amendment to any Pari Passu Security Document is permitted by this Section 2.04, the Controlling Authorized Representative may conclusively rely on a certificate of an officer of the Company stating that such amendment is permitted by Section 2.04(b) above.

SECTION 2.05 Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings. (a) This Agreement shall continue in full force and effect notwithstanding the commencement of any Insolvency or Liquidation Proceeding. The relative rights as to the Shared Collateral and proceeds thereof shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition or other application therefor. All references herein to any Grantor shall include such Grantor as a debtor-in-possession and any receiver, administrator, administrative receiver or trustee for such Grantor.

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(a) If the Company and/or any other Grantor shall become subject to a case (a “Bankruptcy Case”) under the Bankruptcy Code, or any Bankruptcy Law, and shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more Pari Passu Secured Parties (in such capacity, the “DIP Lenders”) under Section 364 of the Bankruptcy Code or any comparable provision of any other Bankruptcy Law or the use of cash collateral under Section 363 of the Bankruptcy Code or any comparable provision of any other Bankruptcy Law, each Pari Passu Secured Party agrees that it will not oppose or object to any such financing or to the Liens on the Shared Collateral securing the same (“DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral, unless the respective Controlling Authorized Representative for such Pari Passu Secured Party shall then oppose or object (or join in any objection) to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens of the Controlling Authorized Representative on any such Shared Collateral for the benefit of the Controlling Secured Parties, the Non-Controlling Secured Parties will subordinate their Liens with respect to such Shared Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any Pari Passu Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Shared Collateral granted to secure the Pari Passu Obligations of the Controlling Secured Parties, the Non-Controlling Secured Parties will confirm the priorities with respect to such Shared Collateral as set forth herein), in each case so long as (A) the Pari Passu Secured Parties of each Series retain the benefit of their Liens on all such Shared Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority with respect to all the other Pari Passu Secured Parties (other than any Liens of the Pari Passu Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) the Pari Passu Secured Parties of each Series are granted Liens on any additional collateral pledged to any Pari Passu Secured Parties as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority with respect to the Pari Passu Secured Parties (other than any Liens of the Pari Passu Secured Parties constituting DIP Financing Liens) as set forth in this Agreement, (C) if any amount of such DIP Financing or cash collateral is applied to repay any of the Pari Passu Obligations, such amount is applied pursuant to Section 2.01, and (D) if any Pari Passu Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection are applied pursuant to Section 2.01 with respect to the Shared Collateral; provided that the Pari Passu Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the Pari Passu Secured Parties of such Series or its Authorized Representative that shall not constitute Shared Collateral; and provided, further, that the Pari Passu Secured Parties receiving adequate protection shall not object (or join in any objection) to any other Pari Passu Secured Party receiving adequate protection comparable to any adequate protection granted to such Pari Passu Secured Parties in connection with a DIP Financing or use of cash collateral.

(b) If any Pari Passu Secured Party is granted adequate protection (i) in the form of Liens on any additional collateral, then each other Pari Passu Secured Party shall be entitled to seek, and each Pari Passu Secured Party will consent and not object (or join in any objection) to, adequate protection in the form of Liens on such additional collateral with the same priority with respect to such Pari Passu Secured Party as set forth in this Agreement, (ii) in the form of a superpriority or other administrative claim, then each other Pari Passu Secured Party shall be entitled to seek, and each Pari Passu Secured Party will consent and not object (or join in any objection) to, adequate protection in the form of such pari passu superpriority or administrative claim or (ii) in the form of periodic or other cash payments, then the proceeds of such adequate protection must be applied to all Pari Passu Obligations pursuant to Section 2.01.

SECTION 2.06 Reinstatement. In the event that any of the Pari Passu Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement of a preference fraudulent transfer, or other avoidance action under the Bankruptcy Code, or any Bankruptcy Law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such Pari Passu Obligations shall again have been paid in full in cash.

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SECTION 2.07 Insurance. As between the Pari Passu Secured Parties, the Controlling Authorized Representative shall have the right to adjust or settle any insurance policy or claim covering or constituting Shared Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Shared Collateral; provided, that to the extent either Authorized Representative receives proceeds of such insurance policy and such proceeds in respect of Shared Collateral are not permitted or required to be returned to any Grantor under the applicable Secured Credit Document, such proceeds shall be applied, or turned over to the Controlling Authorized Representative for application, as provided in Section 2.01.

SECTION 2.08 Refinancings. The Pari Passu Obligations of any Series may be Refinanced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the Refinancing transaction under any Secured Credit Document) of any Pari Passu Secured Party of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; provided that the Authorized Representative of the holders of any such Refinancing indebtedness shall have executed a joinder to this Agreement in form and substance reasonably acceptable to the Authorized Representative in respect of the other Series of Pari Passu Obligation on behalf of the holders of such Refinancing indebtedness.

SECTION 2.09 Possessory Controlling Authorized Representative as Gratuitous Bailee for Perfection. (a) The Controlling Authorized Representative agrees to hold any Shared Collateral constituting Possessory Collateral that is part of the Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee for the benefit of the other Pari Passu Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable Pari Passu Security Documents, in each case, subject to the terms and conditions of this Section 2.09. Pending delivery to the Controlling Authorized Representative, the Authorized Representative agrees to hold any Shared Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee for the benefit of the other Pari Passu Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable Pari Passu Security Documents, in each case, subject to the terms and conditions of this Section 2.09 and agrees to promptly deliver such Shared Collateral constituting Possessory Collateral to the Controlling Authorized Representative to hold as gratuitous bailee and agent pursuant to the terms of this Section 2.09.

(a) The duties or responsibilities of the Controlling Authorized Representative and each other Authorized Representative under this Section 2.09 shall be limited solely to holding any Shared Collateral constituting Possessory Collateral as gratuitous bailee for the benefit of the other Pari Passu Secured Party for purposes of perfecting the Lien held by such Pari Passu Secured Parties therein. Each Authorized Representative acting under this Section 2.09 shall have no obligation to the Controlling Authorized Representative or any other Pari Passu Secured Party to ensure that any Shared Collateral is genuine or owned by any of the Grantors or to preserve rights or benefits of any Person except as expressly set forth in this Section 2.09. Each Authorized Representative acting under this Section 2.09 makes no representation or warranty as to whether the provisions of this Section 2.09 are sufficient to perfect the security interest in any Shared Collateral in which such Authorized Representative has such possession or control.

(b) At any time the Authorized Representative who is the then-applicable Controlling Authorized Representative ceases to be the Controlling Authorized Representative hereunder, such Authorized Representative shall, at the Grantors’ sole cost and expense, (i)(A) deliver to the new Controlling Authorized Representative all Shared Collateral, including all proceeds thereof, held or controlled by such Authorized Representative or any of its agents or bailees, including the transfer of possession and control, as applicable, of the Possessory Collateral, together with any necessary endorsements and notices to depositary banks, securities intermediaries and commodities intermediaries, and assign its rights under any landlord waiver or bailee’s letter or any similar agreement or arrangement granting it rights or access to Shared Collateral, or (B) direct and deliver such Shared Collateral as a court of competent jurisdiction may otherwise direct, (ii) notify any applicable insurance carrier that it is no longer entitled to be a loss payee or additional insured under the insurance policies of any Grantor issued by such insurance carrier and (iii) notify any governmental authority

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involved in any condemnation or similar proceeding involving any Grantor that the new Controlling Authorized Representative is entitled to approve any awards granted in such proceeding. The Company and the other Grantors shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify such Authorized Representative for loss or damage suffered as a result of such transfer, except for loss or damage suffered by such Authorized Representative as a result of its own willful misconduct, gross negligence or bad faith.

SECTION 2.10 Similar Liens. Subject to Section 1.03, the parties hereto agree that it is their intention that the Collateral be identical for all Pari Passu Secured Parties (other than in respect of any L/C Cash Collateralization Collateral, which shall remain exclusively at all times as Collateral solely for the Credit Agreement Secured Parties); provided, that this provision will not be violated with respect to any particular Series if such Authorized Representative otherwise expressly declines to accept a Lien on such asset or property (any declined Liens with respect to a particular Series, a “Declined Lien”). In furtherance of, but subject to, the foregoing, the parties hereto agree, subject to the other provisions of this Agreement, upon request by either Authorized Representative, to cooperate in good faith (and to direct their counsel to cooperate in good faith) from time to time in order to determine the specific items included in the Shared Collateral and the steps taken to perfect their respective Liens thereon and the identity of the respective parties obligated under the Secured Credit Documents.

ARTICLE III

Existence and Amounts of Liens and Obligations

SECTION 3.01 Determinations with Respect to Amounts of Liens and Obligations. Whenever either Authorized Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any Pari Passu Obligations of any Series, or the Shared Collateral subject to any Lien securing the Pari Passu Obligations of any Series, it may request that such information be furnished to it in writing by the Company or the other Authorized Representative, as applicable, and shall be entitled to make such determination or not make any determination on the basis of the information so furnished; provided, however, that if an Authorized Representative shall fail or refuse reasonably promptly to provide the requested information, the requesting Authorized Representative shall be entitled to make any such determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Company. Each Authorized Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any Pari Passu Secured Party or any other person as a result of such determination.

ARTICLE IV

The Controlling Authorized Representative

SECTION 4.01 Appointment and Authority. (a) Each of the Pari Passu Secured Parties by their acceptance of the benefits of this Agreement and the Pari Passu Security Documents hereby irrevocably appoints the Controlling Authorized Representative to act on its behalf as set forth hereunder and pursuant to each of the other Pari Passu Security Documents and authorizes the Controlling Authorized Representative to take such actions on their behalf and to exercise such rights and powers as are delegated to the Controlling Authorized Representative by the terms hereof or delegated to any Pari Passu Secured Party (or agent on their behalf) under any Secured Credit Document, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any Grantor to secure any of the Pari Passu Obligations, together with such powers and discretion as are reasonably incidental thereto as if the Controlling Authorized Representative were the collateral agent or

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lienholder thereunder. In this connection, the Controlling Authorized Representative and any co-agents, sub-agents and attorneys-in-fact appointed by the Controlling Authorized Representative pursuant to Section 4.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under any of the Pari Passu Security Documents, or for exercising any rights and remedies thereunder at the direction of the Controlling Secured Parties, shall be entitled to the benefits, without duplication, of all provisions of this Article IV, Section 12 of the Credit Agreement and [Article 7] of the Senior Secured Notes Indenture (as though such co-agents, sub-agents and attorneys-in-fact were the “Collateral Agent” (or similarly defined term) named therein) as if set forth in full herein with respect thereto.

(a) The Non-Controlling Secured Parties acknowledge and agree that the Controlling Authorized Representative shall be entitled, for the benefit of the Pari Passu Secured Parties, to sell, transfer or otherwise dispose of or deal with any Shared Collateral as provided herein and in the Pari Passu Security Documents, without regard to any rights to which the holders of the Non-Controlling Secured Obligations would otherwise be entitled as a result of such Non-Controlling Secured Obligations. Without limiting the foregoing, the Non-Controlling Secured Parties agree that none of the Controlling Authorized Representative or any other Pari Passu Secured Party shall have any duty or obligation first to marshal or realize upon any type of Shared Collateral (or any other Collateral securing any of the Pari Passu Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Shared Collateral (or any other Collateral securing any Pari Passu Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the Pari Passu Secured Parties waives any claim it may now or hereafter have against the Controlling Authorized Representative or any other Pari Passu Secured Party of any Series of Pari Passu Obligations for which the Controlling Authorized Representative acts arising out of (i) any actions which the Controlling Authorized Representative or any such Pari Passu Secured Party takes or omits to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the Pari Passu Obligations from any account debtor, guarantor or any other party) in accordance with the applicable Pari Passu Security Documents or any other agreement related thereto or to the collection of the Pari Passu Obligations or the valuation, use, protection or release of any security for the Pari Passu Obligations, (ii) any election by the Controlling Authorized Representative or any holders of Pari Passu Obligations, in any proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b) of the Bankruptcy Code or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code or any equivalent provision of any other Bankruptcy Law by, the Company or any of its Subsidiaries, as debtor-in-possession, in each case of clauses (i) through (iii), other than as a result of such Controlling Authorized Representative’s or such other Pari Passu Secured Party’s gross negligence, willful misconduct or fraud. Notwithstanding any other provision of this Agreement, the Controlling Authorized Representative shall not accept any Shared Collateral in full or partial satisfaction of any Pari Passu Obligations pursuant to Section 9-620 of the Uniform Commercial Code of any jurisdiction, without the consent of each Authorized Representative representing holders of Pari Passu Obligations for whom such Collateral constitutes Shared Collateral.

SECTION 4.02 Rights as a Pari Passu Secured Party. (a) The Person serving as the Controlling Authorized Representative hereunder shall have the same rights and powers in its capacity as a Pari Passu Secured Party under any Series of Pari Passu Obligations that it holds as any other Pari Passu Secured Party of such Series and may exercise the same as though it were not the Controlling Authorized Representative and the term “Pari Passu Secured Party” or “Pari Passu Secured Parties” or (as applicable) “Credit Agreement Secured Party”, “Credit Agreement Secured Parties” or “Senior Secured Notes Holders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Controlling Authorized Representative hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with

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the Company or any Subsidiary or other Affiliate thereof as if such Person were not the Controlling Authorized Representative hereunder and without any duty to account therefor to any other Pari Passu Secured Party.

SECTION 4.03 Exculpatory Provisions. (a) The Controlling Authorized Representative shall not have any duties or obligations except those expressly set forth herein and in the other Pari Passu Security Documents. Without limiting the generality of the foregoing, the Controlling Authorized Representative:

(i) shall not be subject to any fiduciary or other implied duties of any kind or nature to any Person, regardless of whether an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Pari Passu Security Documents that the Controlling Authorized Representative is required to exercise as directed in writing by the Controlling Secured Parties; provided that the Controlling Authorized Representative shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Controlling Authorized Representative to liability or that is contrary to any Pari Passu Security Document or applicable law;

(iii) shall not, except as expressly set forth herein and in the other Pari Passu Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Affiliates that is communicated to or obtained by the Person serving as the Controlling Authorized Representative or any of its Affiliates in any capacity;

(iv) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Controlling Secured Parties or (ii) in the absence of its own gross negligence or willful misconduct or (iii) in reliance on a certificate of an authorized officer of the Company stating that such action is permitted by the terms of this Agreement (it being understood and agreed that the Controlling Authorized Representative shall be deemed not to have knowledge of any Event of Default under any Series of Pari Passu Obligations unless and until notice describing such Event Default is given to the Controlling Authorized Representative by the Authorized Representative of such Pari Passu Obligations or the Company); and

(v) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Pari Passu Security Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Pari Passu Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Pari Passu Security Documents, (v) the value or the sufficiency of any Collateral for any Series of Pari Passu Obligations, or (v) the satisfaction of any condition set forth in any Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Controlling Authorized Representative ;

(vi) with respect to the Credit Agreement or the Senior Secured Notes Indenture, may conclusively assume that the Grantors have complied with all of their obligations thereunder unless advised in writing by the Authorized Representative thereunder to the contrary specifically setting forth the alleged violation; and

(vii) may conclusively rely on any certificate of an officer of the Company provided pursuant to Section 2.04(d).

(b) Each Pari Passu Secured Party acknowledges that, in addition to acting as the initial Controlling Authorized Representative, GS also serves as Administrative Agent (under, and as defined in, the Credit Agreement), and each Pari Passu Secured Party hereby waives any right to make any objection or claim against GS (or any successor or any of their respective counsel) based on any alleged conflict of interest or breach of duties arising from the Controlling Authorized Representative also serving as the Administrative Agent (under, and as defined in, the Credit Agreement).

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SECTION 4.04 Reliance by Controlling Authorized Representative . The Controlling Authorized Representative shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Controlling Authorized Representative also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. The Controlling Authorized Representative may consult with legal counsel (who may include, but shall not be limited to, counsel for the Company, counsel for the Administrative Agent or counsel for the Senior Notes Collateral Agent), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 4.05 Delegation of Duties. The Controlling Authorized Representative may perform any and all of its duties and exercise its rights and powers hereunder or under any other Pari Passu Security Document by or through anyone or more sub-agents appointed by the Controlling Authorized Representative . The Controlling Authorized Representative and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Affiliates of the Controlling Authorized Representative and any such sub-agent.

SECTION 4.06 Non-Reliance on Controlling Authorized Representative and Other Pari Passu Secured Parties. Each Pari Passu Secured Party acknowledges that it has, independently and without reliance upon the Controlling Authorized Representative, either Authorized Representative or any other Pari Passu Secured Party or any of their Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Secured Credit Documents. Each Pari Passu Secured Party also acknowledges that it will, independently and without reliance upon the Controlling Authorized Representative, either Authorized Representative or any other Pari Passu Secured Party or any of their Affiliates and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Secured Credit Document or any related agreement or any document furnished hereunder or thereunder.

SECTION 4.07 Collateral and Guaranty Matters. Without limiting any provision of the Credit Agreement, the Senior Secured Notes or any Pari Passu Security Document which provides for automatic release, each of the Pari Passu Secured Parties irrevocably authorizes the Controlling Authorized Representative, at its option and in its discretion:

(i) to release any Lien on any property granted to or held by the Controlling Authorized Representative under any Pari Passu Security Document in accordance with Section 2.04 or upon receipt of a certificate of an officer of the Company stating that the releases of such Lien is permitted by the terms of each then extant Secured Credit Document; and

(ii) to release any Grantor from its obligations under the Pari Passu Security Documents upon receipt of a certificate of an officer of the Company stating that such release is permitted by the terms of each then extant Secured Credit Document.

Each Authorized Representative, for itself and on behalf of each other Pari Passu Secured Party of the Series for whom it is acting, hereby irrevocably appoints the Controlling Authorized Representative and any officer or agent of the Controlling Authorized Representative, which appointment is coupled with an interest with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such Authorized Representative or Pari Passu Secured Party, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary to accomplish the purposes of this Agreement, including the exercise of any and all remedies under each Pari Passu Security Document with respect to Shared Collateral and the execution of releases in connection therewith.

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ARTICLE V

Miscellaneous

SECTION 5.01 Notices. All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the Authorized Representative for the Credit Agreement Secured Parties, to it at [Goldman Sachs International Bank, c/o Goldman Sachs Loan Operations, Attention: Loan Operations – IBD Agency, 2001 Ross Avenue 24th Floor, Dallas, TX 74201 (email: gs-dallas-adminagency@gs.com];

(b) if to the Authorized Representative for the Senior Secured Notes Creditors, to it at [●]; and

(c) if the Company and/or any of the Grantors, to the applicable party at [●].

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered, sent or mailed (properly addressed) to such party as provided in this Section 5.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 5.01. As agreed to among each Authorized Representative from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.

SECTION 5.02 Waivers; Amendment: Joinder Agreements. (a) No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(a) Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified except pursuant to an agreement or agreements in writing entered into by each Authorized Representative (and with respect to any such termination, waiver, amendment or modification which by the terms of this Agreement requires the Company’s consent or which increases the obligations or reduces the rights of the Company or any other Grantor, with the consent of the Company); provided, however, that this Agreement shall terminate and be of no further force and effect upon the Discharge of Credit Agreement Obligations.

(b) Notwithstanding the foregoing, any Grantor may become a party hereto by execution and delivery to the Controlling Authorized Representative of an assumption or joinder agreement in accordance with Section  5.14.

SECTION 5.03 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and subrogees, as well as the other Pari Passu Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement.    Except for the Company and the Grantors, no other person (including the Company, Grantors, or any trustee, receiver, administrator, administrative receiver, debtor-in-possession or bankruptcy estate in a bankruptcy or like proceeding) shall have or be entitled to assert rights or benefits of the Company and the Grantors under Sections 2.04, 2.05, 2.08, 2.09, 5.02(b), 5.03 and 5.12.

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SECTION 5.04 Survival of Agreement. All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

SECTION 5.05 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile or electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

SECTION 5.06 Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 5.07 Governing Law; Jurisdiction. This Agreement shall be construed in accordance with and governed by the law of the State of New York.

SECTION 5.08 Submission to Jurisdiction Waivers; Consent to Service of Process. Each Authorized Representative, on behalf of itself and the Pari Passu Secured Parties of the Series for whom it is acting, irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the Pari Passu Security Documents, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York in the County of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof; and

(b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

(c) consents to service of process in any such action or proceeding by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Authorized Representative) at the address set forth in Section 5.01, such service to become effective upon receipt.

(d) as it relates any Grantor, such Grantor designates, appoints and empowers the Company as its designee, appointee and agent to receive, accept and acknowledge for and on its behalf, and in respect of its property, service of any and all legal process, summons, notices and documents that may be served in any such action or proceeding and the Company hereby accepts such designation and appointment.

SECTION 5.09 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.09.

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SECTION 5.10 Headings. Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 5.11 Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any of the Pari Passu Security Documents or any of the other Secured Credit Documents, the provisions of this Agreement shall control.

SECTION 5.12 Provisions Solely to Define Relative Rights. The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the Pari Passu Secured Parties in relation to one another. The Company and any other Grantor or any other creditor thereof shall have no rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Sections 2.04, 2.05, 2.08, 2.09, 5.02(b), 5.03, 5.09 and 5.12) is intended to or will amend, waive or otherwise modify the provisions of the Credit Agreement), and neither of the Company nor any other Grantor may rely on the terms hereof (other than Sections 2.04, 2.05, 2.08, 2.09, 5.02(b), 5.03, 5.09 and 5.12.). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the Pari Passu Obligations as and when the same shall become due and payable in accordance with their terms.

SECTION 5.13 Integration. This Agreement together with the other Secured Credit Documents and the Pari Passu Security Documents represents the agreement of each of the Grantors and the Pari Passu Secured Parties with respect to the subject matter hereof and there are no promises, undertakings, representations or warranties by any Grantor, either Authorized Representative, any or any other Pari Passu Secured Party relative to the subject matter hereof not expressly set forth or referred to herein or in the other Secured Credit Documents or the Pari Passu Security Documents.

SECTION 5.14 Grantors; Additional Grantors.

(a) The Company and each Grantor has read this Agreement and consents hereto. Each of the Company and the undersigned Grantors agrees not to take any action that would be contrary to the express provisions of this Agreement, agrees to abide by the requirements expressly applicable to it under this Agreement and agrees that, except as otherwise provided therein, no Pari Passu Secured Party shall have any liability to the Company or any Grantor for acting in accordance with the provisions of this Agreement. The Company and each Grantor understands that this Agreement is for the sole benefit of the Pari Passu Secured Parties and their respective successors, assigns and subrogees, and that neither the Company nor any such Grantor is an intended beneficiary or third party beneficiary hereof.

(b) The Grantors existing on the date hereof hereby covenant and agree to cause each Subsidiary of the Company which becomes a Grantor after the date hereof to substantially contemporaneously become a party hereto by executing and delivering a joinder agreement in form and substance substantially in the form of Exhibit A.

SECTION 5.15 Other Obligations. To the extent the Company or any Grantor has incurred additional Indebtedness after the date hereof that is secured, each party hereto agrees that each Authorized Representative, acting on behalf of each respective Series of Pari Passu Secured Parties, may become a party to any other intercreditor agreement in respect of such Indebtedness.

SECTION 5.16 Authorized Representative for the Senior Secured Notes Creditors. Nothing in this Agreement shall limit any of the protections, immunities or indemnities afforded to the Authorized Representative for the Senior Secured Notes Creditors under the Senior Secured Notes Documents or the Authorized Representative for the Credit Agreement Secured Parties under the Credit Agreement.

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SECTION 5.17 Further Assurances. Each party hereto agrees to cooperate fully with each other party hereto to effectuate the intent and provisions of this Agreement and, from time to time, to take such further action and to execute and deliver such additional documents and instruments (in recordable form, if requested) as either Authorized Representative may reasonably request to effectuate the terms of and the Lien priorities contemplated by this Agreement.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

GOLDMAN SACHS BANK INTERNATIONAL,
as Authorized Representative for the Credit
Agreement Secured Parties

By:
Name:
Title:

[Signature Page to WeWork Pari Passu Intercreditor Agreement]

[●], as Authorized Representative for the Senior Secured
Notes Creditors

By:
Name:
Title:

[Signature Page to WeWork Pari Passu Intercreditor Agreement]

WEWORK COMPANIES LLC, as a Grantor

By:
Name:
Title:

[●], [2] as a Grantor

By:
Name:
Title:

[2]	To be updated with signature blocks for each Grantor at the time of signing.

[Signature Page to WeWork Pari Passu Intercreditor Agreement]

ANNEX I

Grantors3

1.	[•]

[3]	To be updated with list of applicable Grantors at the time of signing.

Annex I - 1

EXHIBIT A

[FORM OF] JOINDER AGREEMENT, dated as of [__________], 20[__] (this “Joinder Agreement”) to PARI PASSU INTERCREDITOR AGREEMENT, dated as of [●], 202[●] (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time, the “Intercreditor Agreement”), among WEWORK COMPANIES LLC, a Delaware limited liability company, the other Grantors from time to time party thereto, GOLDMAN SACHS BANK INTERNATIONAL (“GS”), as Authorized Representative for the Credit Agreement Secured Parties (as each such term is defined below), [●] (“[●]”), as Authorized Representative for the Senior Secured Notes Creditors.

A. Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

B. Pursuant to Section 5.14 of the Intercreditor Agreement, each Person that becomes a Grantor pursuant to the terms of any Loan Documents (as defined in the Credit Agreement) or Senior Secured Notes Documents shall execute and deliver a joinder to the Intercreditor Agreement.

C. [__________], a [jurisdiction] [type of entity], is, or contemporaneously with the execution and delivery hereof, will become a Grantor under a Loan Document or Senior Secured Notes Document, and is referred to herein as a “New Grantor”.

Accordingly, the undersigned New Grantor here by declares as follows:

SECTION 1. The New Grantor hereby acknowledges and agrees to the Intercreditor Agreement as a Grantor thereunder for all purposes thereof on the terms set forth therein, which acknowledgement and agreement is effective against such New Grantor as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the original date thereof. All references to any “Grantor” or the “Grantors” under the Intercreditor Agreement shall, from and after the date hereof, be deemed to include the New Grantor.

SECTION 2. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

SECTION 3. THIS JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 4. All communications and notices hereunder shall be in writing and given as provided in Section 5.01 of the Intercreditor Agreement.

[Remainder of this page intentionally left blank]

Exhibit A - 1

IN WITNESS WHEREOF, the New Grantor has duly executed this Joinder Agreement as of the day and year first above written.

[NEW GRANTOR]

By:
Name:
Title:

Exhibit A - 2

EXHIBIT C

FORM OF PLEDGE AND SECURITY AGREEMENT

PLEDGE AND SECURITY AGREEMENT

dated as of [__], 202[__]

by and among

THE GRANTORS REFERRED TO HEREIN,

[__],

as Trustee,

and

[__],

Collateral Agent

Page
EXHIBITS:
Exhibit A	Form of Joinder
Exhibit B	Form of Intellectual Property Security Agreement

-ii-

PLEDGE AND SECURITY AGREEMENT

This PLEDGE AND SECURITY AGREEMENT (as the same may be amended, amended and restated, supplemented or otherwise modified from time to time, this “Security Agreement”) is entered into as of [__], 202[__], by and among WEWORK COMPANIES LLC, a Delaware limited liability company (the “Company”), each of the entities listed on the signature pages hereto as a “Grantor” or that becomes a party hereto pursuant to Section 7.11 as a “Grantor” (each, including the Company, a “Grantor” and collectively, the “Grantors”, in each case, unless and until such Person ceases to be a Grantor in accordance with Section 7.12), [__], in its capacity as trustee (in such capacity, together with its successors in such capacity, the “Trustee”), and [__], in its capacity as collateral agent (in such capacity, together with its successors in such capacity, the “Collateral Agent”).

PRELIMINARY STATEMENTS

WHEREAS, pursuant to (i) the Indenture, dated as of [__], 202[__] (as amended, supplemented, restated or otherwise modified from time to time, the “Indenture”), among the Company, WW Co-Obligor Inc. (the “Co-Obligor”), the subsidiaries of the Company party thereto as Guarantors (as defined therein), [__], as Trustee and as Collateral Agent, and (ii) the Amended and Restated Senior Secured Notes Purchase Agreement, dated as of [__], 202[__] (as amended, supplemented, restated or otherwise modified from time to time, the “Purchase Agreement”), by and among the Company, the Co-Obligor and StarBright WW LP, a Cayman Islands exempted limited partnership (the “Purchaser”), acting by its general partner StarBright Limited, a Cayman Islands exempted company, the Company may issue up to $550,000,000 aggregate principal amount of 7.50% senior secured notes (the “Notes”) to the Purchaser, which will be guaranteed on a senior secured basis by each of the Guarantors;

WHEREAS, pursuant to the terms of the Indenture and the Purchase Agreement, it is a condition to the issuance of the Notes that the Company and the other Grantors execute and deliver this Security Agreement and secure the obligations and liabilities of the Company;

WHEREAS, each Grantor has been duly authorized to execute and deliver, and perform the obligations under, this Security Agreement.

ACCORDINGLY, for and in consideration of the premises and of the mutual covenants herein contained, and in order to induce the Trustee and the Collateral Agent to enter into the Indenture and the Purchaser to purchase the Notes, the Company, each other Grantor that becomes bound hereby and the Collateral Agent, on behalf of itself and each Secured Party (and each of their respective successors or assigns), hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Terms Defined in Indenture. All capitalized terms used herein (including terms used in the preamble and preliminary statements) and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

Section 1.2 Terms Defined in Uniform Commercial Code. Terms defined in the Uniform Commercial Code that are not otherwise defined in this Security Agreement or the Indenture are used herein as defined in Articles 8 or 9 of the Uniform Commercial Code, as the context may require (including, without limitation, as if such terms were capitalized in Article 8 or 9 of the Uniform Commercial Code, as the context may require, the following terms: “Account,” “Chattel Paper,” “Commercial Tort Claim,” “Deposit Account,” “Document,” “Electronic Chattel Paper,” “Equipment,” “Fixture,” “General Intangible,” “Goods,” “Instruments,” “Inventory,” “Investment Property,” “Letter-of-Credit Rights,” “Securities Accounts,” “Security,” “Supporting Obligation” and “Tangible Chattel Paper”).

Section 1.3 Terms Generally. The rules of construction and other interpretive provisions specified in Article I of the Indenture shall apply to this Security Agreement, including with respect to terms defined in the preamble and preliminary statements hereto.

Section 1.4 Definitions of Certain Terms Used Herein. As used in this Security Agreement, in addition to the terms defined in the preamble and preliminary statements above, the following terms shall have the following meanings:

“Account Debtor” shall have the meaning set forth in Article 9 of the Uniform Commercial Code.

“Article” means a numbered article of this Security Agreement, unless another document is specifically referenced.

“Captive Insurance Subsidiary”: any Subsidiary of the Company that is subject to regulation as an insurance company (or any Subsidiary thereof).

“CFC” means a “controlled foreign corporation” within the meaning of Section 957(a) of the Code.

“CFC Holdco” means a direct or indirect Subsidiary substantially all of whose assets consist (directly or indirectly through entities that are disregarded for United States federal income Tax purposes) of the Equity Interests (including any other interest treated as an equity interest for U.S. federal income Tax purposes) and/or the Indebtedness of one or more CFCs and/or other CFC Holdcos.

“Co-Obligor” shall have the meaning set forth in the preliminary statements hereto.

“Collateral” shall have the meaning set forth in Article II.

“Collateral Agent” shall have the meaning set forth in the preamble hereto.

“Company” shall have the meaning set forth in the preamble hereto.

“Control” shall have the meaning set forth in Article 8 of the Uniform Commercial Code or, if applicable, in Section 9-104, 9-105, 9-106 or 9-107 of Article 9 of the Uniform Commercial Code.

“Copyrights” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to: (a) all copyrights (whether registered or unregistered in the United States or any other country or any political subdivision thereof), rights and interests in such copyrights, works protectable by copyright (whether or not published), copyright registrations, and applications to register copyright, (b) all renewals of any of the foregoing and (c) all rights corresponding to any of the foregoing throughout the world. “Excluded Equity Interest” means (a) margin stock, (b) Equity Interests of any Person other than any Subsidiary that is a Restricted Subsidiary directly owned by the Company or any Guarantor, (c) Equity Interests in joint ventures and Restricted Subsidiaries that are not wholly owned by the Company and its Restricted Subsidiaries to the extent a pledge of such Equity Interests would be prohibited by the applicable joint venture agreement or organizational documents of such joint venture or such non-wholly-owned Restricted Subsidiary, (d) Equity Interests (which shall include, for purposes of this clause (d), any other interest treated as an equity interest for U.S. federal income Tax purposes) of any CFC or CFC Holdco in excess of 65% of the “total combined voting power of all classes of voting stock” (within the meaning of Treasury Regulations section 1.956-2(c)(2)) of such CFC or CFC Holdco, as the case may be, (e) any Equity Interest to the extent the pledge thereof would be prohibited by any law (excluding any prohibition or restriction that is ineffective under the Uniform Commercial Code), (f) any Equity Interests with respect to which the Company and the Collateral Agent (or the Pari Passu Collateral Agent) have reasonably determined that the cost or other consequences (including material adverse Tax consequences to the Company or any of its Subsidiaries or direct or indirect beneficial owners) of pledging or perfecting a security interest in such Equity Interests are excessive in relation to the benefit to the Secured Parties of the security to be afforded thereby and (g) the Equity Interests of any special purpose entities (or similar entities other than any ordinary course lease holding entities), any Captive Insurance Subsidiary, any not-for-profit Subsidiary, any Immaterial Subsidiary and any Unrestricted Subsidiary.

“Excluded Property” means:

(a) (i) any fee owned real property and (ii) any real property leasehold rights and interests (it being understood there shall be no requirement to obtain any landlord or other third party waivers, estoppels or collateral access letters) or any fixtures affixed to any real property to the extent (x) such real property does not constitute Collateral and (y) a security interest in such fixtures may not be perfected by a Uniform Commercial Code financing statement in the jurisdiction of organization of the applicable Grantor;

(b) any motor vehicles, aircraft and other assets subject to certificates of title;

(c) any commercial tort claims that, in the reasonable determination of the Company, are not expected to result in a judgment in excess of $10,000,000;

(d) any letter of credit rights (other than to the extent consisting of supporting obligations that can be perfected solely by the filing of a Uniform Commercial Code financing statement (it being understood that no actions shall be required to perfect a security interest in letter of credit rights other than filing of a Uniform Commercial Code financing statement));

(e) any governmental licenses or state or local franchises, charters and authorizations, to the extent a security interest in any such license, franchise, charter or authorization is prohibited or restricted thereby (excluding any prohibition or restriction that is ineffective under the Uniform Commercial Code);

(f) any assets to the extent the pledge thereof or grant of security interests therein (x) is prohibited or restricted by applicable law, rule or regulation, (y) would cause the destruction, invalidation or abandonment of such asset under applicable law, rule or regulation, or (z) requires any consent, approval, license or other authorization under applicable Law, rule or regulation of any third party or Governmental Authority unless such consent, approval, license or other authorization has been obtained (excluding any prohibition or restriction that is ineffective under the Uniform Commercial Code);

(g) any Excluded Equity Interests;

(h) any lease, license or agreement, or any property subject to a purchase money security interest, capital lease obligation or similar arrangement, in each case, to the extent that a grant of a security interest therein to secure the Notes would violate or invalidate such lease, license or agreement or purchase money or similar arrangement or create a right of termination in favor of any other party thereto (other than a Grantor) after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code notwithstanding such prohibition;

(i) any intent-to-use application trademark application prior to the filing, and acceptance by the USPTO, of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law;

(j) any pledge or deposit of cash or Cash Equivalents to the extent such pledge or deposit represents a Lien expressly permitted by Section 4.10 of the Indenture;

(k) assets where the cost of obtaining a security interest therein is excessive in relation to the practical benefit to the Secured Parties afforded thereby as reasonably determined between the Company and the Collateral Agent;

(l) any acquired property (including property acquired through acquisition or merger of another entity) if at the time of such acquisition the granting of a security interest therein or the pledge thereof is prohibited by any contract or other agreement (in each case, not created in contemplation thereof) to the extent and for so long as such contract or other agreement prohibits such security interest or pledge;

(m) any asset of any CFC, any CFC Holdco, or any subsidiary of any CFC or CFC Holdco;

(n) the pledge of any asset to the extent the creation or perfection of pledges thereof, or security interests therein, would result in material adverse Tax consequences to the Company and/or the affiliates and direct or indirect beneficial owners, as reasonably determined by the Company; and

(o) Factoring Assets or other assets, in each case, to the extent sold, pledged or otherwise transferred in connection with a Factoring Disposition (as such terms are defined in the LC Facility).

“Exhibit” refers to a specific exhibit to this Security Agreement, unless another document is specifically referenced.

“Grantors” shall have the meaning set forth in the preamble hereto.

“Immaterial Subsidiary” means any Restricted Subsidiary, that for the most recently ended period of four consecutive fiscal quarters prior to such date, (a) the revenue thereof does not exceed 5.0% of the revenue of the Company and the Restricted Subsidiaries and (b) the gross assets thereof (after eliminating intercompany obligations) does not exceed 5.0% or more of the total assets of the Company and its Restricted Subsidiaries; provided, further, that for the most recently ended four consecutive fiscal quarters prior to such date, the combined (a) revenue of all Immaterial Subsidiaries shall not exceed 7.5% or more of the revenue of the Company and the Restricted Subsidiaries or (b) gross assets of all Immaterial Subsidiaries (after eliminating intercompany obligations) shall not exceed 7.5% or more of the total assets of the Company.

“Indemnitees” shall have the meaning set forth in Section 7.16.

“Indenture” shall have the meaning set forth in the preliminary statements hereto.

“Indenture Documents” means (a) the Indenture, (b) the Notes, (c) each other Security Document, including this Security Agreement, and (d) any other related documents or instruments executed and delivered pursuant to or in connection with any of the foregoing documents, in each case, as such agreements may be amended, extended, renewed, restated, supplemented, waived or otherwise modified from time to time.

“Intellectual Property” means, with respect to any Grantor, all of such Grantor’s right, title and interest in and to: (a) all intellectual property of every kind and nature now owned or hereafter acquired by such Grantor, including Patents, Copyrights, Trademarks, Licenses; (b) all related applications for and registrations of any of the foregoing; (c) all income, royalties, damages, claims and payments now or hereafter due and/or payable with respect to any of the foregoing, including, without limitation, damages, claims, and payments for past and future infringements or other violations of any of the foregoing; (d) all rights to sue or otherwise recover for past, present, and future infringements other violations of any of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (e) all rights corresponding to any of the foregoing throughout the world.

“Intellectual Property Security Agreements” means agreements substantially in the form of the Form of Intellectual Property Security Agreement set forth in Exhibit B hereto.

“Intercreditor Agreement” means the Pari Passu Intercreditor Agreement, dated as of [    ], 202[__], by and among the Pari Passu Collateral Agent, as authorized representative for the Credit Agreement Secured Parties (as defined therein), the Collateral Agent, as authorized representative for the Senior Secured Notes Creditors (as defined therein), the Company and the Guarantors, as amended, restated, supplemented or otherwise modified from time to time.

“Issuers” means the collective reference to each issuer of any Pledged Collateral.

“LC Facility” means the letter of credit facility established under the Credit Agreement, dated as of December 27, 2019, by and among the Company and SoftBank Group Corp., as co-obligors, the issuing creditors and L/C participants party thereto and Goldman Sachs International Bank, as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Licenses” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to any and all agreements or arrangements pursuant to which such Grantor grants or is granted rights in or related to (1) Patents, (2) Copyrights, or (3) Trademarks.

“Material Subsidiary” means a Restricted Subsidiary that is not an Immaterial Subsidiary.

“Notes” shall have the meaning set forth in the preliminary statements hereto.

“Pari Passu Collateral Agent” means Goldman Sachs International Bank, in its capacity as the administrative agent under that certain pledge and security agreement, dated as of February 10, 2020, by and among each grantor party thereto from time to time and Goldman Sachs International Bank.

“Patents” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to: (a) any and all patents and patent applications (whether issued or applied-for in the United States or any other country or any political subdivision thereof); (b) all inventions and improvements described and claimed therein; (c) all reissues, divisionals, continuations, renewals, extensions, reexaminations and continuations-in-part thereof; and (d) all rights corresponding to any of the foregoing throughout the world.

“Perfection Certificate” means the perfection certificate delivered by the Company to the Collateral Agent on the date hereof, completed and supplemented with the schedules and attachments contemplated thereby, and duly executed by a Responsible Officer of the Company.

“Pledged Collateral” means, collectively, (a) all of the pledged Equity Interests of the Restricted Subsidiaries that are Material Subsidiaries directly owned by any Grantor, including, such Equity Interests described in Schedule I issued by the entities named therein, and all other Equity Interests required to be pledged by any Grantor under Section 4.11 of the Indenture, in each case, other than Excluded Equity Interests, and (b) each promissory note, Tangible Chattel Paper and Instrument evidencing Indebtedness for borrowed money (other than any intercompany Indebtedness) in excess of $5,000,000 (individually) owed to any Grantor described in Schedule I and issued by the entities named therein and all other Indebtedness owed to any Grantor hereafter that is evidenced by a promissory note, Tangible Chattel Paper or an Instrument evidencing Indebtedness for borrowed money (other than any intercompany Indebtedness) in excess of $5,000,000 (individually) and that is required to be pledged by any Grantor pursuant to Section 4.11 of the Indenture, in any case other than such promissory notes, Tangible Chattel Paper and Instruments that are Excluded Property.

“Purchase Agreement” shall have the meaning set forth in the preliminary statements hereto.

“Purchaser” shall have the meaning set forth in the preliminary statements hereto.

“Receivables” means the Accounts, Chattel Paper, Documents, Investment Property, Instruments and any other rights or claims to receive money that are General Intangibles or that are otherwise included as Collateral.

“Requirement of Law” means, as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Government Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Section” means a numbered section of this Security Agreement, unless another document is specifically referenced.

“Secured Obligations” means the Obligations of the Company and the other Grantors to the Secured Parties, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the Indenture, this Security Agreement, any other Indenture Document or Security Document, the Notes or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Collateral Agent that are required to be paid by the Company and the other Grantors pursuant to the Indenture) or otherwise.

“Secured Parties” means, collectively, (a) the Collateral Agent, (b) each Holder, (c) the beneficiaries of each indemnification obligation undertaken by any Grantor under any Indenture Document, (d) the Trustee and (e) the successors and permitted assigns of each of the foregoing.

“Security Agreement” shall have the meaning set forth in the preamble hereto.

“Stock Rights” means all dividends, instruments or other distributions and any other right or property which any Grantor shall receive or shall become entitled to receive for any reason whatsoever with respect to, in substitution for or in exchange for any Equity Interest constituting Collateral, any right to receive an Equity Interest constituting Collateral and any right to receive earnings, in which such Grantor now has or hereafter acquires any right, issued by an issuer of such Equity Interest.

“Tax” or “Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Government Authority, including any interest, additions to tax or penalties applicable thereto.

“Trademarks” means, with respect to any Grantor, all of such Grantor’s right, title, and interest in and to: (a) all trademarks (including service marks), trade names, trade dress, and trade styles, whether registered or unregistered in the United States and any other country or any political subdivision thereof, and the registrations and applications for registration thereof and the goodwill of the business symbolized by the foregoing; (b) all renewals of the foregoing; (c) all income, royalties, damages, claims and payments now or hereafter due and/or payable with respect to any of the foregoing, including, without limitation, damages, claims, and payments for past and future infringements or other violations of any of the foregoing; and (d) all rights corresponding to any of the foregoing throughout the world.

“Trustee” shall have the meaning set forth in the preamble hereto.

“USCO” means the United States Copyright Office.

“USPTO” means the United States Patent and Trademark Office.

“WeWork Material Adverse Change” means (1) a material adverse change on the business, assets, financial condition or results of operations of the Company and the Restricted Subsidiaries, taken as a whole, (2) a material adverse change on the rights and remedies of the Collateral Agent, taken as a whole, under any Indenture Document or (3) a material adverse effect on the ability of the Company, the Co-Obligor and the Guarantors to perform their payment obligations under the Indenture, the Notes or the Purchase Agreement.

ARTICLE II

GRANT OF SECURITY INTEREST

To secure the prompt and complete payment and performance of all Secured Obligations, each Grantor hereby pledges, assigns and grants to the Collateral Agent, on behalf of and for the benefit of the Secured Parties, a security interest in all of its right, title and interest in, to and under all of the following property and other assets, whether now owned by or owing to, or hereafter acquired by or arising in favor of, such Grantor, and regardless of where located (all of which are collectively referred to as the “Collateral”):

(a) all Accounts;

(b) all Chattel Paper (including Electronic Chattel Paper and Tangible Chattel Paper);

(c) all Intellectual Property;

(d) all Documents;

(e) all Equipment;

(f) all Fixtures;

(g) all General Intangibles;

(h) all Goods;

(i) all Instruments;

(j) all Inventory;

(k) all Investment Property;

(l) all Letter-of-Credit Rights and Supporting Obligations;

(m) all Deposit Accounts and Securities Accounts;

(n) all Commercial Tort Claims as specified from time to time in Schedule 6 of the Perfection Certificate;

(o) all information contained in books, records, files, correspondence, computer programs, tapes, disks and related data processing software of such Grantor identifying or pertaining to any of the foregoing or showing the amounts thereof or payments thereon or otherwise necessary or helpful in the realization thereon or the collection thereof; and

(p) any and all accessions to, substitutions for and replacements, products and cash and non-cash proceeds (including Stock Rights) of the foregoing in whatever form, including cash, negotiable instruments and other instruments for the payment of money, Chattel Paper, security agreements and other documents.

Notwithstanding the foregoing or anything to the contrary in this Security Agreement (including, without limitation, Schedule I to this Security Agreement) or any other Indenture Document, in no event shall the “Collateral” (or any defined term used in the definition thereof) include, or the security interest granted hereunder attach to, any Excluded Property; provided, further, that if and when any property or asset that is owned or held by any Grantor that was an Excluded Property shall cease to be an Excluded Property, such property or asset shall be deemed at all times from and after the date thereof to constitute Collateral; and provided, further, that if and when any property or asset that is owned or held by any Grantor that was not an Excluded Property shall become an Excluded Property, such property or asset shall be deemed at all times from and after the date thereof to not constitute Collateral.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

On the dates and to the extent required pursuant to the Indenture Documents, the Grantors, jointly and severally, represent and warrant to the Collateral Agent, for the benefit of the Secured Parties, that:

Section 3.1 Title, Perfection and Priority.

(a) Each Grantor has good and valid rights in, or the power to transfer, the Collateral which it has purported to grant a security interest hereunder, free and clear of all Liens except for Liens permitted hereunder or by the Indenture, and has full power and authority to grant to the Collateral Agent the security interest in such Collateral pursuant hereto. Except as otherwise contemplated hereby or under any other Indenture Document and subject to the limitations in Sections 4.11 and 4.18 of the Indenture, this Security Agreement creates in favor of the Collateral Agent, for the benefit of the Secured Parties, a valid security interest in the Collateral granted by each Grantor, securing the prompt and complete payment and performance of the Secured Obligations. No material consent or approval of, registration or filing with, or any other action by any Government Authority is required for the grant of the security interest pursuant to this Security Agreement, except (i) such as have been obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to Sections 4.11 and 4.18 of the Indenture), (ii) for filings and registrations necessary to perfect Liens created pursuant to the Indenture Documents and (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a WeWork Material Adverse Change.

(b) Subject to the filing of (i) financing statements naming each Grantor as “debtor” and the Collateral Agent as “secured party” and describing the Collateral in the appropriate filing offices and to value being given and (ii) fully executed Intellectual Property Security Agreements in the USPTO or the USCO, or a successor office, as applicable, the security interest granted pursuant to this Security Agreement is, and shall be, a legal, valid and perfected security interest in all Collateral to the extent a security interest therein may be perfected by filing, recording or registering a financing statement, Intellectual Property Security Agreement or analogous document in the United States pursuant to the Uniform Commercial Code or other applicable law, prior to any other Lien on any of the Collateral, other than the security interest granted to the Collateral Agent, for the benefit of the Secured Parties, hereunder and Liens permitted under Section 4.10 of the Indenture.

(c) Notwithstanding anything to the contrary herein, no Grantor shall be required to perfect the security interests created hereby by any means other than (i) filings pursuant to the Uniform Commercial Code, (ii) filing and recording fully executed Intellectual Property Security Agreements in the USPTO or USCO, or a successor office, as applicable, (iii) in the case of Pledged Collateral that constitutes Tangible Chattel Paper, Instruments or certificated Securities, in each case, to the extent included in the Collateral and required by Section 4.2 herein, delivery to the Collateral Agent to be held in its possession in the United States duly indorsed in a manner satisfactory to the Collateral Agent, and (iv) in the case of Collateral that consists of Commercial Tort Claims, taking the actions specified in Section 4.6. No Grantor shall be required to (x) grant the Collateral Agent perfection through control agreements or perfection by Control with respect to any Collateral, (y) grant the Collateral Agent perfection by possession with respect to any Collateral (other than in respect of (i) Pledged Collateral and (ii) cash collateral (and any accounts holding such cash collateral) required pursuant to the terms of the Indenture or any other Indenture Document) or (z) take any actions under any laws outside of the United States to grant, perfect or provide for the enforcement of any security interest (including any Intellectual Property registered in any non-U.S. jurisdiction) (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction or any requirement to make any filings in any foreign jurisdiction including with respect to foreign Intellectual Property). Notwithstanding anything herein (including this Section 3.1), no Grantor makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any foreign Subsidiary, or as to the rights and remedies of the Collateral Agent or any Secured Party with respect thereto, under foreign law, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to the Indenture Documents or (C) on the Closing Date, the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or enforceability of any pledge or security interest to the extent not required on the Closing Date pursuant to the Indenture Documents.

Section 3.2 No Financing Statements or Security Agreements. As of the Closing Date, no Grantor has filed or consented to the filing of any financing statement or security agreement naming a Grantor as debtor and describing all or any portion of the Collateral that has not lapsed or been terminated except (a) for financing statements or security agreements naming the Collateral Agent, on behalf of the Secured Parties, as the secured party and (b) as permitted by the Indenture.

Section 3.3 Pledged Collateral . Schedule I hereto sets forth a complete and accurate list, as of the Closing Date, of all of the Pledged Collateral and, with respect to any Pledged Collateral constituting any Equity Interest, the percentage of the total issued and outstanding Equity Interests of the issuer represented thereby. As of the Closing Date, each Grantor is the legal and beneficial owner of the Pledged Collateral listed on Schedule I as being owned by it, free and clear of any Liens, except for the security interest granted to the Collateral Agent, for the benefit of the Secured Parties, hereunder and Liens permitted under Section 4.10 of the Indenture. Each Grantor further represents and warrants that, as of the Closing Date, all Pledged Collateral constituting an Equity Interest issued by a Grantor or a wholly owned Subsidiary of a Grantor has been (to the extent such concepts are relevant with respect to such Pledged Collateral) duly authorized and validly issued by the issuer thereof and are fully paid and (if applicable) non-assessable.

Section 3.4 Perfection Certificate. The Perfection Certificate has been duly prepared, completed and executed and the information set forth therein is correct and complete in all material respects as of the Closing Date.

ARTICLE IV

COVENANTS

From the Closing Date, and thereafter until the Date of Full Satisfaction, each Grantor agrees that:

Section 4.1 General.

(a) Collateral Records. Each Grantor will maintain proper books of records and account in which full, true and correct entries in all material respects in conformity with GAAP in all material respects and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities.

(b) Authorization to File Financing Statements and Intellectual Property Security Agreements; Ratification. Each Grantor hereby authorizes the Collateral Agent to file, and if requested will deliver to the Collateral Agent, all financing statements, Intellectual Property Security Agreements and other documents and take such other actions as may from time to time be reasonably requested by the Collateral Agent in order to maintain a perfected security interest in the Collateral to the extent required by Section 3.1. Any financing statement filed by the Collateral Agent may be filed in any filing office in any applicable Uniform Commercial Code jurisdiction and may (i) describe the Collateral in the same manner as described herein or may contain an indication or description of collateral that describes such property in any other manner such as “all assets” or “all personal property, whether now owned or hereafter acquired” of such Grantor or words of similar effect as being of an equal or lesser scope or with greater detail, and (ii) contain any other information required by part 5 of Article 9 of the Uniform Commercial Code for the sufficiency or filing office acceptance of any financing statement or amendment, including, if applicable, (A) whether such Grantor is an organization and the type of organization and (B) in the case of a financing statement filed as a Fixture filing, a sufficient description of real property to which the Collateral relates. Each Grantor also agrees to furnish any such information to the Collateral Agent promptly upon reasonable request.

(c) Change of Name, Etc. Each Grantor agrees to promptly furnish to the Collateral Agent (and in any event within sixty (60) days of such change or such longer period as the Collateral Agent may agree) written notice of any change in: (i) such Grantor’s legal name, (ii) the location of such Grantor’s chief executive office; (iii) such Grantor’s organizational legal entity designation or (iv) such Grantor’s jurisdiction of incorporation or formation.

(d) Exercise of Duties. Anything herein to the contrary notwithstanding, (a) the exercise by the Collateral Agent of any of the rights hereunder shall not release any Grantor from any of its duties or obligations under the contracts and agreements included in the Collateral and (b) no Secured Party shall have any obligation or liability under the contracts and agreements included in the Collateral by reason of this Security Agreement or any other Indenture Document, nor shall any Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

Section 4.2 Delivery of Pledged Collateral. Subject to the terms of the Intercreditor Agreement, each Grantor will deliver to the Collateral Agent (or its non-fiduciary agent or designee) upon execution of this Security Agreement all certificates or instruments, if any, representing or evidencing the Pledged Collateral (other than checks received in the ordinary course of business), together with duly executed instruments of transfer or assignments in blank; provided, that to the extent any Collateral (other than (i) any Collateral to the extent that a Lien on such Collateral may be perfected by the filing of a financing statement under the Uniform Commercial Code and (ii) domestic intellectual property that may be perfected through the filing of a “short-form” intellectual property agreement with the USPTO and/or U.S. Copyright Office) is not or cannot be provided on the Issue Date, after the use of commercially reasonable efforts by such Grantor to do so or without undue burden or expense, the delivery or provision of such Collateral shall not constitute a condition precedent to the Issue Date, but will instead be required to be delivered, provided and/or perfected pursuant to arrangements to be mutually agreed by the Collateral Agent and the Grantors, in each case, within sixty (60) days (or such longer period as the Collateral Agent may reasonably agree) after the Issue Date. If at any time after the Issue Date (i) any Grantor shall hold or acquire any other Pledged Collateral (other than checks received in the ordinary course of business) or (ii) any Equity Interest which is included within the Collateral shall at any time constitute a “security” within the meaning of Article 8 of the Uniform Commercial Code or the issuer of any such Equity Interest shall take any action to have such interests treated as a Security, then, in each case, the applicable Grantor shall, thirty (30) days after the date of delivery of each report referred to in Sections 4.06(a)(1) and 4.06(a)(2) of the Indenture, for all such Pledged Collateral held or acquired prior to or during the fiscal quarter for the applicable report (or such later date as the Collateral Agent may reasonably agree), such Grantor shall, submit to the Collateral Agent a supplement to Schedule I hereto to reflect such additional Pledged Collateral (provided any Grantor’s failure to do so shall not impair the Collateral Agent’s security interest therein) and deliver to the Collateral Agent all certificates or instruments, if any, representing such Pledged Collateral, together with duly executed instruments of transfer or assignments in blank.

Section 4.3 Uncertificated Pledged Collateral. Unless otherwise consented to by the Collateral Agent, Equity Interests required to be pledged hereunder in any domestic Restricted Subsidiary of the Company that is organized as a limited liability company or limited partnership and pledged hereunder shall either (i) be represented by a certificate, and in the organizational documents of such entity, the applicable Grantor shall cause the issuer of such interests to elect to treat such interests as a “security” within the meaning of Article 8 of the Uniform Commercial Code of its jurisdiction of organization or formation, as applicable or (ii) not be represented by a certificate and the applicable Grantor shall cause the issuer of such interests not to have elected to treat such interests as a “security” within the meaning of Article 8 of the Uniform Commercial Code.

Section 4.4 Pledged Collateral.

(a) Registration in Nominee Name; Denominations. The Collateral Agent (or its non-fiduciary agent or designee), on behalf of the Secured Parties, shall hold certificated Pledged Collateral required to be delivered pursuant to Section 4.2 in the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent. Following the occurrence and during the continuance of an Event of Default, each Grantor will promptly give to the Collateral Agent (or its non-fiduciary agent or designee) copies of any notices or other communications received by it with respect to Pledged Collateral registered in the name of such Grantor. Following the occurrence and during the continuance of an Event of Default and after prior written notice to the applicable Grantor, the Collateral Agent (or its non-fiduciary agent or designee) shall at all times have the right to exchange the certificates representing Pledged Collateral for certificates of smaller or larger denominations for any purpose consistent with this Security Agreement.

(b) Exercise of Rights in Pledged Collateral.

(i) Without in any way limiting the foregoing and subject to clause (ii) below, each Grantor shall have the right to exercise all voting rights or other rights relating to the Pledged Collateral for all purposes not prohibited by this Security Agreement, the Indenture or any other Indenture Document.

(ii) At any time after the occurrence and during the continuance of an Event of Default, after prior written notice to the applicable Grantor, the Collateral Agent (or its non-fiduciary agent or designee) shall have the right (x) to receive any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral and other proceeds paid in respect of the Pledged Collateral and make application thereof to the Secured Obligations in accordance with the Indenture and (y) to exercise all voting rights and other rights relating to Pledged Collateral, including, without limitation, exchange, subscription and any other rights, privileges, and options pertaining to any Equity Interest or Investment Property constituting Pledged Collateral as if it were the absolute owner thereof; provided, that, unless otherwise directed by the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), the Collateral Agent shall have the right at any time after the occurrence and during the continuance of an Event of Default to permit the Grantors to exercise such rights.

(iii) Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have given notice to the applicable Grantor of the Collateral Agent’s intent to exercise its corresponding rights pursuant to clause (ii) above, each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral to the extent, and only to the extent, that such dividends, interest, principal and other distributions are permitted by, and otherwise paid or distributed in accordance with, the terms and conditions of the Indenture, the other Indenture Documents and applicable law; provided, however, that any non-cash dividends, interest, principal or other distributions that would constitute Pledged Collateral, whether resulting from a subdivision, combination or reclassification of the outstanding Equity Interests of the issuer of any Pledged Collateral or received in exchange for Pledged Collateral or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Pledged Collateral, and, if received by any Grantor, shall not be commingled by such Grantor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Secured Parties and shall be forthwith delivered to the Collateral Agent (or its non-fiduciary agent or designee) in the same form as so received (with any necessary endorsement or instrument of assignment).

Section 4.5 Intellectual Property.

(a) Upon the occurrence and during the continuance of an Event of Default, at the request of the Collateral Agent, each Grantor will use commercially reasonable efforts to obtain all consents and approvals necessary or appropriate for the assignment to or for the benefit of the Collateral Agent of any Intellectual Property held by such Grantor in order to enforce the security interests and to exercise its rights granted hereunder.

(b) Each Grantor shall notify the Collateral Agent promptly in writing if it knows that any application or registration relating to any Patent, Trademark or Copyright (now or hereafter existing) included in the Collateral and material to the conduct of such Grantor’s business may become abandoned or dedicated to the public, or of any material adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the USPTO, the USCO, any successor office or any or tribunal in any country (other than routine office actions in the ordinary course of prosecution of Intellectual Property)) regarding such Grantor’s ownership, validity or enforceability of any such material registered or applied for Patent, Trademark or Copyright, its right to register the same, or to keep and maintain the same.

(c) In the event that any Grantor, either directly or through any agent, employee, licensee or designee, (i) files an application for or is granted registration of (or otherwise becomes the owner of) any Patent, Trademark or Copyright with the USPTO or the USCO, (ii) acquires any United States applications for or registrations of any Patent, Trademark, or Copyright, or (iii) obtains ownership to one or more Patents, Trademarks or Copyrights registered with the USPTO or USCO, as applicable, or exclusive rights to one or more Copyrights registered with the USCO, any such Intellectual Property shall automatically constitute Collateral and shall be subject to the security interest created by this Security Agreement and such Grantor will provide the Collateral Agent written notice thereof (x) with respect to Copyrights or such exclusive rights in Copyrights, within twenty (20) days and (y) with respect to Patents and Trademarks, within sixty (60) days, and promptly execute and deliver any and all Intellectual Property Security Agreements, security agreements or other instruments as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest in such Intellectual Property and the General Intangibles of such Grantor relating thereto or represented thereby.

(d) Except to the extent permitted by Section 4.5(f) below, each Grantor shall promptly take all actions reasonably necessary, or otherwise reasonably requested by the Collateral Agent, to maintain and pursue each application, to obtain the relevant registration and to maintain the registration of each of the Patents, Trademarks and Copyrights (now or hereafter existing) that is material to the conduct of such Grantor’s business, including the filing of applications for renewal, affidavits of use, affidavits of non-contestability and, if consistent with good business judgment, to initiate opposition, interference and cancellation proceedings against third parties.

(e) Each Grantor shall, upon such Grantor obtaining knowledge thereof, promptly notify the Collateral Agent in writing and shall, if consistent with such Grantor’s good business judgment, promptly sue for any material infringement, misappropriation, dilution or other violation of any Intellectual Property and to recover any and all damages for such infringement, misappropriation, dilution or violation, or shall take such other actions as are appropriate under the circumstances in its reasonable business judgment to protect such Intellectual Property unless it shall reasonably determine that such Intellectual Property is not material to the conduct of such Grantor’s business.

(f) Nothing in this Security Agreement shall prevent any Grantor from taking any action with respect to any of its Intellectual Property to the extent permitted by the Indenture.

(g) Except where the failure to do the following will not result in a WeWork Material Adverse Change, each Grantor (either itself or through licensees) will (i) continue to use each material Trademark in order to maintain such Trademark in full force free from any abandonment for non-use, (ii) maintain the quality of products and services offered under each such Trademark, (iii) use each such Trademark with the appropriate notice of registration and all other notices and legends required by applicable law, (iv) not adopt any mark which is confusingly similar of any such Trademark unless the Collateral Agent, for the ratable benefit of the Secured Parties, shall obtain a security interest in such mark pursuant to this Security Agreement, and (v) not (and not authorize any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby any such Trademark becomes invalidated or materially impaired, in each case, other than any disposition not prohibited under the Indenture.

(h) Except where the failure to do the following will not result in a WeWork Material Adverse Change, each Grantor (either itself or through licensees) will not (and will not authorize any licensee or sublicensee thereof to) do any act, or omit to do any act, whereby any material Patent may become forfeited, abandoned or dedicated to the public, in each case, other than any disposition not prohibited under the Indenture.

(i) Except where the failure to do the following will not result in a WeWork Material Adverse Change, each Grantor (either itself or through licensees) will not (and will not authorize any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby any material portion of the Copyrights may become invalidated or otherwise materially impaired. Each Grantor (either itself or through licensees) will not (and will not authorize any licensee or sublicensee thereof to) do any act whereby any material portion of the Copyrights owned by a Grantor may fall into the public domain, in each case, other than any disposition not prohibited under the Indenture.

(j) Except where the failure to do the following will not result in a WeWork Material Adverse Change, each Grantor (either itself or through licensees) will not (and will not authorize any licensee or sublicensee thereof to) do any act that knowingly uses any material Intellectual Property to infringe, misappropriate, dilute or otherwise violate the Intellectual Property rights of any other Person.

Section 4.6 Commercial Tort Claims. Each Grantor shall promptly notify the Collateral Agent in writing of any Commercial Tort Claims for which such Grantor has filed complaint(s) in court(s) and, unless the Collateral Agent otherwise consents, such Grantor shall update Schedule 6 of the Perfection Certificate, thereby granting to the Collateral Agent a security interest in such Commercial Tort Claim(s). The requirement in the preceding sentence shall not apply with respect to a Commercial Tort Claim to the extent that the value of such Commercial Tort Claim does not exceed $10,000,000 or to the extent such Grantor shall have previously notified the Collateral Agent with respect to such Commercial Tort Claim.

ARTICLE V

REMEDIES

Section 5.1 Remedies. Upon the occurrence and during the continuance of an Event of Default, and (other than in the case of an Event of Default under Section 6.01(a)(8) of the Indenture) after written notice by the Collateral Agent to the Obligors of its intent to do so:

(a) the Collateral Agent may (and at the direction of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), shall) exercise any or all of the following rights and remedies:

(i) those rights and remedies provided in this Security Agreement, the Indenture or any other Indenture Document; provided that this Section 5.1(a) shall not be understood to limit any rights available to the Collateral Agent and the Secured Parties prior to an Event of Default;

(ii) those rights and remedies available to a secured party under the Uniform Commercial Code (whether or not the Uniform Commercial Code applies to the affected Collateral) or under any other applicable law (including, without limitation, any law governing the exercise of a bank’s right of setoff or bankers’ Lien) when a debtor is in default under a security agreement;

(iii) enter the premises of any Grantor where any Collateral is located (through self-help, and without judicial process) to, subject to the mandatory requirements of applicable law, collect, receive, assemble, process, appropriate, sell, lease, assign, grant an option or options to purchase or otherwise dispose of, deliver, or realize upon, the Collateral or any part thereof in one or more parcels at public or private sale or sales (which sales may be adjourned or continued from time to time with or without notice and may take place at such Grantor’s premises or elsewhere), for cash, on credit or for future delivery without assumption of any credit risk, and upon such other terms as the Collateral Agent may deem commercially reasonable; and

(iv) transfer and register in its name or in the name of its nominee the whole or any part of the Pledged Collateral, to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations, to exercise the voting and all other rights as a holder with respect thereto, to collect and receive all cash dividends, interest, principal and other distributions made thereon and to otherwise act with respect to the Pledged Collateral as though the Collateral Agent was the outright owner thereof.

(b) Each Grantor acknowledges and agrees that the compliance by the Collateral Agent, on behalf of the Secured Parties, with any applicable state or federal law requirements in connection with a disposition of the Collateral will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

(c) The Collateral Agent shall have the right upon any public sale or sales and, to the extent permitted by law, upon any private sale or sales, to purchase for the benefit of the Collateral Agent and the Secured Parties, the whole or any part of the Collateral so sold, free of any right of equity redemption, which equity redemption each Grantor hereby expressly releases.

(d) Until the Collateral Agent is able to effect a sale, lease, transfer or other disposition of Collateral, the Collateral Agent shall have the right to hold or use Collateral, or any part thereof, to the extent that it deems reasonably appropriate for the purpose of preserving Collateral or the value of the Collateral, or for any other purpose deemed appropriate by the Collateral Agent. The Collateral Agent may, if it so elects, seek the appointment of a receiver or keeper to take possession of Collateral and to enforce any of the Collateral Agent’s remedies (for the benefit of the Collateral Agent and Secured Parties) with respect to such appointment without prior notice or hearing as to such appointment.

(e) Notwithstanding the foregoing, neither the Collateral Agent nor the Secured Parties shall be required to (i) make any demand upon, or pursue or exhaust any of their rights or remedies against, the Grantors, any other obligor, guarantor, pledgor or any other Person with respect to the payment of the Secured Obligations or to pursue or exhaust any of their rights or remedies with respect to any Collateral therefor or any direct or indirect guarantee thereof, (ii) marshal the Collateral or any guarantee of the Secured Obligations or to resort to the Collateral or any such guarantee in any particular order, or (iii) effect a public sale of any Collateral.

(f) Each Grantor recognizes that the Collateral Agent may be unable to effect a public sale of any or all the Pledged Collateral and may be compelled to resort to one or more private sales thereof. Each Grantor also acknowledges that any private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by virtue of such sale being private. The Collateral Agent shall be under no obligation to delay a sale of any of the Pledged Collateral for the period of time necessary to permit any Grantor or the issuer of the Pledged Collateral to register such securities for public sale under the Securities Act of 1933, as amended (the “Securities Act”), or under applicable state securities laws, even if any Grantor and the issuer would agree to do so (it being acknowledged and agreed that no Grantor shall have any obligation hereunder to do so).

The Collateral Agent shall give the applicable Grantor(s) ten (10) days’ prior written notice (which each Grantor agrees is reasonable notice within the meaning of Section 9-611 of the Uniform Commercial Code or its

equivalent in other jurisdictions) of the Collateral Agent’s intention to make any sale or other disposition of Collateral.

Section 5.2 Grantors’ Obligations Upon Default. Upon the written request of the Collateral Agent after the occurrence and during the continuance of an Event of Default, each Grantor will:

(a) assemble and make available to the Collateral Agent the Collateral and all books and records relating thereto at any place or places reasonably specified by the Collateral Agent, whether at such Grantor’s premises or elsewhere; and

(b) permit the Collateral Agent, by the Collateral Agent’s representatives and agents, to enter, occupy and use any premises where all or any part of the Collateral, or the books and records relating thereto, or both, are located, to take possession of all or any part of the Collateral or the books and records relating thereto, or both, to remove all or any part of the Collateral or the books and records relating thereto, or both, and to conduct sales of the Collateral, without any obligation to pay any Grantor for such use and occupancy.

Section 5.3 Grant of Intellectual Property License. For the purpose of enabling the Collateral Agent to exercise the rights and remedies under this Article V upon the occurrence and during the continuance of an Event of Default, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby (a) grants to the Collateral Agent, for the benefit of the Collateral Agent and the Secured Parties, an irrevocable (during the Event of Default) nonexclusive license (exercisable without payment of royalty or other compensation to such Grantor) to use, copy, distribute, perform, display, create derivative works of, make, have made, sell, offer for sale, import, export and otherwise exploit, license or sublicense any Intellectual Property rights now owned or hereafter acquired by such Grantor, wherever the same may be located, and including in such license access to all media in which any of the Intellectual Property may be embodied, recorded or stored and to all computer software and programs used for the compilation or printout thereof; provided, however, (i) that such licenses to be granted hereunder with respect to Trademarks shall be subject to the maintenance of reasonable quality standards with respect to the goods and services on which such Trademarks are used sufficient to preserve the validity of such Trademarks; (ii) that such licenses granted with regard to trade secrets shall be subject to the requirement that the secret status trade secrets be maintained and reasonable steps are taken to ensure that they are maintained; and (iii) that the Collateral Agent shall have no greater rights than those of any such Grantor under any License; and (b) as to the rights of Grantors themselves, and subject to the rights of any third party at law, in equity, or pursuant to any License entered into by a Grantor, irrevocably agrees that, at any time and from time to time following the occurrence and during the continuance of an Event of Default, the Collateral Agent may sell or license any Grantor’s Inventory directly to any Person, including without limitation Persons who have previously purchased any Grantor’s Inventory from such Grantor and in connection with any such sale or other enforcement of the Collateral Agent’s rights under this Security Agreement, may (subject to any restrictions contained in applicable third party licenses entered into by a Grantor) sell Inventory which bears any Trademark owned by or licensed to any Grantor and any Inventory that is covered by any Intellectual Property interest owned by or licensed to such Grantor and the Collateral Agent may finish any work in process and affix any relevant Trademark owned by or licensed to any Grantor and sell such Inventory as provided herein. The use of the license granted pursuant to clause (a) of the preceding sentence by the Collateral Agent may be exercised, at the option of the Collateral Agent, only upon the occurrence and during the continuance of an Event of Default; provided, however, that any permitted license, sublicense or other transaction entered into by the Collateral Agent in accordance herewith shall be binding upon each Grantor notwithstanding any subsequent cure of an Event of Default.

Section 5.4 Issuer Instruction. Each Grantor hereby authorizes and instructs each Issuer of any Pledged Collateral pledged by such Grantor hereunder to (i) comply with any instruction received by it from the Collateral Agent that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Security Agreement, without any other or further instructions from such

Grantor, and each Grantor agrees that each Issuer shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Investment Property directly to the Collateral Agent.

Section 5.5 Proceeds to be Turned Over To Collateral Agent. If an Event of Default shall occur and be continuing, upon written notice from the Collateral Agent to the Company thereof, all proceeds (other than Excluded Property and Excluded Equity Interests) received by any Grantor consisting of cash, checks and other near-cash items shall be held by such Grantor in trust for the Collateral Agent and the Secured Parties, and shall, forthwith upon receipt by such Grantor, promptly be turned over to the Collateral Agent in the form received by such Grantor (duly indorsed by such Grantor to the Collateral Agent, if required). All proceeds received by the Collateral Agent hereunder shall be held by the Collateral Agent, in an account maintained under its sole dominion and control, and in which funds or other property of only the Grantors will be deposited. All proceeds while held by the Collateral Agent, as set forth in this Section 5.5 (or by such Grantor in trust for the Collateral Agent and the Secured Parties) shall continue to be held as collateral security for all the Obligations and shall not constitute payment thereof.

ARTICLE VI

ACCOUNT VERIFICATION; ATTORNEY IN FACT; PROXY

Section 6.1 Account Verification. The Grantors acknowledge that after the occurrence and during the continuance of an Event of Default, after prior written notice to the relevant Grantor of its intent to do so, the Collateral Agent may in its own name, or in the name of such Grantor, communicate with the Account Debtors of such Grantor to verify with such Persons the existence, amount and terms of, and any other matter reasonably relating to, the Accounts owing by such Account Debtor to such Grantor (including any Instruments, Chattel Paper, payment intangibles and/or other Receivables that are Collateral relating to such Accounts).

Section 6.2 Authorization for the Collateral Agent to Take Certain Action.

(a) Each Grantor hereby (i) authorizes the Collateral Agent, at any time and from time to time in the sole discretion of the Collateral Agent (1) to execute on behalf of such Grantor as debtor and to file financing statements necessary or desirable in the Collateral Agent’s reasonable discretion to perfect and to maintain the perfection and priority of the Collateral Agent’s security interest in the Collateral, including, without limitation, to file financing statements permitted under Section 4.1(b) and (2) to file any financing statement or amendment of a financing statement (which, for the avoidance of doubt, would not add new collateral or add a debtor) in such offices as the Collateral Agent in its reasonable discretion deems necessary or desirable to perfect and to maintain the perfection and priority of the Collateral Agent’s security interest in the Collateral, including, without limitation, to file financing statements permitted under Section 4.1(b) and (ii) appoints, effective upon the occurrence and during the continuance of an Event of Default, the Collateral Agent as its attorney-in-fact (1) to discharge past due taxes, assessments, charges, fees or Liens on the Collateral (except for such Liens as are permitted by Section 4.10 of the Indenture), (2) to endorse and collect any cash proceeds of the Collateral and to apply the proceeds of any Collateral received by the Collateral Agent to the Secured Obligations as provided herein or in the Indenture or any other Indenture Document, (3) to demand payment or enforce payment of the Receivables in the name of the Collateral Agent or any Grantor and to endorse any and all checks, drafts, and other instruments for the payment of money relating to the Receivables, (4) to sign any Grantor’s name on any invoice or bill of lading relating to the Receivables, drafts against any Account Debtor of such Grantor, assignments and verifications of Receivables, (5) to exercise all of any Grantor’s rights and remedies with respect to the collection of the Receivables and any other Collateral, (6) to settle, adjust, compromise, extend or renew the Receivables, (7) to settle, adjust or compromise any legal proceedings brought to collect Receivables and (8) to use information contained in any data processing, electronic or information systems relating to Collateral; and each Grantor agrees to reimburse the Collateral Agent for any reasonable payment made or any reasonable and documented expense incurred by the Collateral Agent in connection with any of the foregoing, in accordance with, and solely to the extent required by, the provisions of Section 7.06 of the Indenture; provided that, this authorization shall not relieve any Grantor of any of its obligations under this Security Agreement, the Indenture or any other Indenture Document.

(b) All acts of said attorney or designee are hereby ratified and approved by the Grantors. The powers conferred on the Collateral Agent, for the benefit of the Collateral Agent and Secured Parties, under this Section 6.2 are solely to protect the Collateral Agent’s interests in the Collateral and shall not impose any duty upon the Collateral Agent or any Secured Party to exercise any such powers.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1 Waivers. Except as set forth in Section 5.1, each Grantor hereby waives notice of the time and place of any public sale or the time after which any private sale or other disposition of all or any part of the Collateral may be made. To the extent such notice may not be waived under applicable law, any notice made shall be deemed reasonable if sent to the applicable Grantor, addressed as set forth in Article VIII, at least ten (10) days prior to (i) the date of any such public sale or (ii) the time after which any such private sale or other disposition may be made. To the maximum extent permitted by applicable law, each Grantor waives all claims, damages, and demands against the Collateral Agent or any Secured Party arising out of the repossession, retention or sale of the Collateral (after the occurrence of and during the continuance of an Event of Default), except such as arise solely out of the gross negligence, bad faith or willful misconduct of the Collateral Agent or such Secured Party as determined by a final non-appealable judgment by a court of competent jurisdiction. To the extent it may lawfully do so, each Grantor absolutely and irrevocably waives and relinquishes the benefit and advantage of, and covenants not to assert against the Collateral Agent or any Secured Party, any valuation, stay, appraisal, extension, moratorium, redemption or similar laws and any and all rights or defenses it may have as a surety now or hereafter existing which, but for this Section 7.1, might be applicable to the sale of any Collateral (after the occurrence of and during the continuance of an Event of Default), made under the judgment, order or decree of any court, or privately under the power of sale conferred by this Security Agreement, or otherwise. Except as otherwise specifically provided herein, each Grantor hereby waives presentment, demand, protest or any notice (to the maximum extent permitted by applicable law) of any kind in connection with this Security Agreement or any Collateral.

Section 7.2 Limitation on Collateral Agent’s and Secured Party’s Duty with Respect to the Collateral. The Collateral Agent shall have no obligation to clean-up or otherwise prepare the Collateral for sale. The Collateral Agent and each Secured Party shall use reasonable care with respect to the Collateral in its possession or under its control. The Collateral Agent and each Secured Party shall be deemed to have used reasonable care with respect to the Collateral in its possession or under its control if such Collateral is accorded treatment substantially similar to that which such entity accords its own property. Neither the Collateral Agent, nor any Secured Party shall have any other duty as to any Collateral in its possession or control or in the possession or control of any agent or nominee of the Collateral Agent or such Secured Party, or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto. To the extent that applicable law imposes duties on the Collateral Agent to exercise remedies, after the occurrence and during the continuance of an Event of Default, in a commercially reasonable manner, each Grantor acknowledges and agrees that it would be commercially reasonable for the Collateral Agent (i) to fail to incur expenses deemed significant by the Collateral Agent to prepare Collateral for disposition or otherwise to transform raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other

Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as a Grantor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements at the Grantors’ cost to insure the Collateral Agent against risks of loss, collection or disposition of Collateral or to provide to the Collateral Agent a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by the Collateral Agent, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist the Collateral Agent in the collection or disposition of any of the Collateral. Each Grantor acknowledges that the purpose of this Section 7.2 is to provide non-exhaustive indications of what actions or omissions by the Collateral Agent would be commercially reasonable in the Collateral Agent’s exercise of remedies against the Collateral, after the occurrence and during the continuance of an Event of Default, and that other actions or omissions by the Collateral Agent shall not be deemed commercially unreasonable solely on account of not being indicated in this Section 7.2. Without limitation upon the foregoing, nothing contained in this Section 7.2 shall be construed to grant any rights to any Grantor or to impose any duties on the Collateral Agent that would not have been granted or imposed by this Security Agreement or by applicable law in the absence of this Section 7.2.

Section 7.3 Compromises and Collection of Collateral. Each Grantor and the Collateral Agent recognize that setoffs, counterclaims, defenses and other claims may be asserted by obligors with respect to certain of the Receivables, that certain of the Receivables may be or become uncollectible in whole or in part and that the expense and probability of success in litigating a disputed Receivable may exceed the amount that reasonably may be expected to be recovered with respect to a Receivable. In view of the foregoing, each Grantor agrees that the Collateral Agent may at any time and from time to time, if an Event of Default has occurred and is continuing and the Collateral Agent has elected to exercise its remedies under this Security Agreement, compromise with the obligor on any Receivable, accept in full payment of any Receivable such amount as the Collateral Agent in its sole discretion shall determine or abandon any Receivable, and any such action by the Collateral Agent shall be commercially reasonable so long as the Collateral Agent acts in good faith based on information known to it at the time it takes any such action.

Section 7.4 Collateral Agent Performance of Debtor Obligations. Without having any obligation to do so, following the occurrence and during the continuance of an Event of Default, the Collateral Agent may perform or pay any obligation which any Grantor has agreed to perform or pay under this Security Agreement and such Grantor shall reimburse the Collateral Agent for any amounts paid by the Collateral Agent pursuant to this Section 7.4 in accordance with Section 7.06 of the Indenture. Each Grantor’s obligation to reimburse the Collateral Agent pursuant to the preceding sentence shall be a Secured Obligation payable in accordance with Section 7.06 of the Indenture.

Section 7.5 No Waiver; Amendments; Cumulative Remedies. No failure or delay by the Collateral Agent or any Secured Party in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Collateral Agent and the Secured Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Security Agreement or consent to any departure by any Grantor therefrom shall in any event be effective unless in writing signed by the Collateral Agent with the concurrence or at the direction of the Secured Parties required under Sections 6.04 and 9.02 of the Indenture, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

Section 7.6 Limitation by Law; Severability of Provisions. All rights, remedies and powers provided in this Security Agreement may be exercised only to the extent that the exercise thereof does not violate any applicable provision of law, and all the provisions of this Security Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling and to be limited to the extent necessary so that they shall not render this Security Agreement invalid, unenforceable or not entitled to be recorded or registered, in whole or in part. Any provision in this Security Agreement that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of this Security Agreement are declared to be severable.

Section 7.7 Reinstatement. This Security Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Grantor for liquidation or reorganization, should any Grantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of such Grantor’s assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

Section 7.8 Benefit of Agreement. The terms and provisions of this Security Agreement shall be binding upon and inure to the benefit of each Grantor, the Collateral Agent and the Secured Parties and their respective successors and permitted assigns (including all Persons who become bound as a debtor to this Security Agreement), except that no Grantor shall have the right to assign its rights or delegate its obligations under this Security Agreement or any interest herein, without the prior written consent of the Collateral Agent. No sales of participations, assignments, transfers, or other dispositions of any agreement governing the Secured Obligations or any portion thereof or interest therein shall in any manner impair the Lien granted to the Collateral Agent, for the benefit of the Collateral Agent and the Secured Parties, hereunder.

Section 7.9 Survival of Representations. All representations and warranties of each Grantor contained in this Security Agreement shall survive the execution and delivery of this Security Agreement.

Section 7.10 Expenses. Solely to the extent required by Section 7.06 of the Indenture, each Grantor jointly and severally agrees to reimburse the Collateral Agent for any and all reasonable and documented out-of-pocket expenses paid or incurred by the Collateral Agent in connection with the preparation, execution, delivery, administration, collection and enforcement of this Security Agreement and in the audit, analysis, administration, collection, preservation or sale of the Collateral. Any and all costs and expenses incurred by any Grantor in the performance of actions required pursuant to the terms hereof shall be borne solely by such Grantor.

Section 7.11 Additional Grantors. Pursuant to and in accordance with Section 4.11 of the Indenture, each Grantor shall cause (i) each Restricted Subsidiary (other than any Excluded Subsidiary) formed or acquired after the date of this Security Agreement in accordance with the terms of the Indenture and (ii) any Restricted Subsidiary that was an Excluded Subsidiary but has ceased to be an Excluded Subsidiary, to enter into this Security Agreement as a Grantor within the time period required pursuant to Section 4.11 of the Indenture (or, in each case, such longer period as the Collateral Agent may agree in its reasonable discretion). For avoidance of doubt, the Company may, in its sole discretion, cause any Restricted Subsidiary that is not required to join this Security Agreement as a Grantor to execute an instrument in substantially the form of Exhibit A hereto. Upon execution and delivery by the Collateral Agent and such Subsidiary of an instrument in substantially the form of Exhibit A hereto, such Subsidiary shall become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of any such instrument shall not require the consent of any other Grantor hereunder. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Security Agreement.

Section 7.12 Termination or Release.

(a) This Security Agreement shall continue in effect until, and shall terminate on, the Date of Full Satisfaction.

(b) A Grantor shall automatically be released from its obligations hereunder and the security interests created hereunder in the Collateral of such Grantor shall be automatically released in the circumstances set forth in Sections 10.06 and 12.05 of the Indenture, including, with respect to any Grantor, as a result of any transaction not prohibited under the Indenture pursuant to which such Grantor ceases to be a Subsidiary of the Company.

(c) Upon any sale, transfer or other disposition by any Grantor of any Collateral that is permitted under the Indenture to any Person that is not another Grantor, or upon the effectiveness of any written consent to the release of the security interest granted hereby in any Collateral as set forth in Sections 10.06 and 12.05 of the Indenture, the security interest in such Collateral shall be automatically released.

(d) The security interests granted hereunder on any Collateral, to the extent such Collateral is comprised of property leased to a Grantor, shall be automatically released upon termination or expiration of such lease.

(e) The security interest in any Collateral shall be automatically released in any circumstance set forth in Sections 10.06 and 12.05 of the Indenture or upon any release of the Lien on such Collateral in accordance with Sections 10.06 and 12.05 of the Indenture.

(f) In connection with any termination or release pursuant to Section 7.12(a), (b), (c), (d), or (e), the Collateral Agent shall promptly execute and deliver to any Grantor, at such Grantor’s expense, all Uniform Commercial Code termination statements and similar documents that such Grantor shall reasonably request to evidence such termination or release and shall perform such other actions reasonably requested by such Grantor to effect such release, including delivery of certificates, securities and instruments; provided that the Collateral Agent may reasonably request a certificate of a Responsible Officer of the Company certifying that the transaction or transactions giving rise to such termination or release are permitted under the Indenture and the other Indenture Documents, and the Collateral Agent may rely on such certificate in connection with any execution and delivery of documents by the Collateral Agent pursuant to this Section 7.12. Any execution and delivery of documents pursuant to this Section 7.12 shall be without recourse to or representation or warranty by the Collateral Agent or any Secured Party (other than with respect to authorization to execute such document). Without limiting the provisions of Section 7.10, the Company or shall reimburse (or cause to be reimbursed) the Collateral Agent promptly following a written demand therefor, together with backup documentation supporting such reimbursement request, for all reasonable and documented out-of-pocket costs and expenses, including the reasonable fees, charges and expenses of counsel, incurred by it in connection with any action contemplated by this Section 7.12 in accordance with Section 7.06 of the Indenture.

Section 7.13 Entire Agreement. This Security Agreement, together with the other Indenture Documents, embodies the entire agreement and understanding between each Grantor and the Collateral Agent relating to the Collateral and supersedes all prior agreements and understandings, oral or written, between any Grantor and the Collateral Agent relating to the Collateral.

Section 7.14 Governing Law; Jurisdiction; Consent to Service of Process.

(a) Governing Law. This Security Agreement shall be construed in accordance with and governed by the law of the State of New York without regard to conflicts of law principles.

(b) Jurisdiction. Each Grantor and the Collateral Agent hereby irrevocably and unconditionally submits, for itself and its property, in any legal action or proceeding relating to this Security Agreement, or for recognition and enforcement of any judgement with respect thereof, to the exclusive jurisdiction of the courts of the State of New York sitting in New York County, the courts of the United States for the Southern District of New York, and appellate courts from any thereof; provided, that nothing contained herein or in any other Indenture Document will prevent any Secured Party or the Collateral Agent from bringing any action to enforce any award or judgment or exercise any right under the Security Documents or against any Collateral or any other property of any Obligor Party in any other forum in which jurisdiction can be established.

(c) Venue. Each Grantor and each other party to this Security Agreement hereby irrevocably and unconditionally consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same.

(d) Service of Process. Each Grantor and each other party to this Security Agreement irrevocably consents to service of process in the manner provided for notices in Section 13.01 of the Indenture. Nothing in this Security Agreement or any other Indenture Document will affect the right of any party to this Security Agreement to serve process in any other manner permitted by law.

Section 7.15 WAIVER OF JURY TRIAL. EACH GRANTOR AND EACH OTHER PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS SECURITY AGREEMENT OR ANY OTHER INDENTURE DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

Section 7.16 Indemnity. Section 7.06 of the Indenture is incorporated herein mutatis mutandis; provided that the references therein to the “Company” and the “Guarantors” shall be deemed to be a reference to “each Grantor.”

Unless otherwise specified, all amounts due under this Section 7.16 shall be payable not later than ten (10) days after written demand therefor.

The provisions of this Section 7.16 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Security Agreement or any provision hereof.

This Section 7.16 shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages from any non-Tax claim.

Section 7.17 Counterparts. This Security Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Security Agreement by email or other electronic (including in “.pdf” or “tif” format) means shall be effective as delivery of a manually executed counterpart of this Security Agreement.

Section 7.18 Intercreditor Agreement. Notwithstanding anything herein to the contrary or in any other Indenture Document, prior to the Discharge (as defined in the Intercreditor Agreement) of the L/C Facility, each of the terms and provisions (other than Article II) hereof are subject to the terms of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and this Security Agreement (other than Article II hereof), the terms of the Intercreditor Agreement shall govern and control

ARTICLE VIII

NOTICES

Section 8.1 Sending Notices. All notices, requests and demands pursuant hereto shall be made in accordance with Section 13.01 of the Indenture. All communications and notices hereunder to any Grantor shall be given to it in care of the Company at the Company’s address set forth in Section 13.01 of the Indenture.

Section 8.2 Change in Address for Notices. Each of the Grantors, the Collateral Agent and the Secured Parties may change the address, facsimile number or email address for service of notice upon it by a notice in writing to the other parties.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;

SIGNATURES FOLLOW]

IN WITNESS WHEREOF, each Grantor and the Collateral Agent have executed this Security Agreement as of the date first above written.

GRANTORS:

[______________]

By:
Name:
Title:

COLLATERAL AGENT:

[__], as Collateral Agent

By:
Name:
Title:

SCHEDULE I

Pledged Collateral

Pledged Collateral constituting Equity Interests

Issuer	Record Owner/Grantor	Certificate No. (if applicable)	Percentage of Issued and Outstanding Equity Interests Pledged

Pledged Collateral constituting Promissory Notes, Tangible Chattel Paper and Instruments

[__].

EXHIBIT A

Form of Joinder

FORM OF JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”), dated as of ____________, ____, 20__, is entered into between ___________________________, a _______________ (the “New Grantor”), and [__], as collateral agent for the Secured Parties (as defined in the Security Agreement described below) (in such capacity, the “Collateral Agent”) under the Indenture, dated as of [__], 202[__] (as amended, supplemented, restated or otherwise modified from time to time, the “Indenture”), among WEWORK COMPANIES LLC, a Delaware limited liability company (the “Company”), [__], as Trustee, and the Collateral Agent. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Security Agreement (as defined below), as applicable.

The New Grantor and the Collateral Agent, for the benefit of the Secured Parties, hereby agree as follows:

1. The New Grantor hereby acknowledges, agrees and confirms that, by its execution of this Agreement, the New Grantor will be a Grantor under the Pledge and Security Agreement, dated as of the Closing Date, among the Company and certain Subsidiaries of the Company from time to time party thereto, in favor of the Collateral Agent for the benefit of the Secured Parties (as amended, restated, amended and restated, replaced, supplemented and/or otherwise modified from time to time the “Security Agreement”) for all purposes of the Security Agreement and shall have all of the obligations of a Grantor thereunder as if it had executed the Security Agreement, including, without limitation, the grant pursuant to Article II of the Security Agreement of a security interest to the Collateral Agent for the benefit of the Secured Parties in the property and property rights constituting Collateral (as defined in Article II of the Security Agreement) of such Grantor, whether now owned or existing or hereafter created, acquired or arising and wherever located, as security for the payment and performance of the Secured Obligations, all with the same force and effect as if the New Grantor were a signatory to the Security Agreement. In furtherance of the foregoing, as collateral security for the payment in full when due (whether at stated maturity, by acceleration or otherwise) and performance of the Secured Obligations, the New Grantor hereby pledges and grants to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of the New Grantor’s right, title and interest in, to and under the Collateral. The New Grantor authorizes the Collateral Agent to file Uniform Commercial Code financing statements and any related continuation statements describing the Collateral as “all assets, whether now owned or hereafter acquired” or “all personal property and fixtures” of the New Grantor or using words of similar effect.

2. The New Grantor hereby agrees that each reference in the Security Agreement to a Grantor shall also mean and be a reference to the New Grantor.

3. Attached to this Agreement are a duly completed Schedule I to the Security Agreement, updated Schedules to the Perfection Certificate, and, if applicable, Intellectual Property Security Agreements in substantially the form of Exhibit B to the Security Agreement, in each case, with respect to the New Grantor (collectively, the “Supplemental Schedules”). The New Grantor represents and warrants that the information contained on each of the Supplemental Schedules with respect to such New Grantor and its properties and affairs is true, complete and accurate in all material respects as of the date hereof.

4. The New Grantor hereby waives acceptance by the Collateral Agent and the Secured Parties of this Agreement and acknowledges that the Secured Obligations are and shall be deemed to be incurred, and that credit extensions under the Indenture and certain agreements related to Swap Obligations are made and maintained in reliance on this Agreement and the New Grantor’s joinder as a party to the Security Agreement as herein provided.

5. This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by email or other electronic (including in “.pdf” or “tif” format) means shall be effective as delivery of a manually executed counterpart of this Agreement.

6. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;

SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the New Grantor has caused this Agreement to be duly executed by its authorized officer, and the Collateral Agent, for the benefit of the Secured Parties, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW GRANTOR]

By:
Name:
Title:

Acknowledged and accepted:

[__],
as Collateral Agent

By:
Name:
Title:

SCHEDULE I

Pledged Collateral

Pledged Collateral constituting Equity Interests

Issuer	Record Owner/Grantor	Certificate No. (if applicable)	Number of Shares/Interest Owned	Percentage of Ownership Pledged

Pledged Collateral constituting Promissory Notes, Tangible Chattel Paper and Instruments

Grantor	Issuer	Initial Principal Amount	Date of Issuance	Maturity Date

Intellectual Property Security Agreement(s)

[See attached.]

EXHIBIT B

FORM OF [PATENT/TRADEMARK/COPYRIGHT] SECURITY AGREEMENT

This [PATENT/TRADEMARK/COPYRIGHT] SECURITY AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the “IP Security Agreement”) dated [__], 202[__], is among the [entity name/jurisdiction/address] (the “Grantor”) and [__], as Collateral Agent (the “Collateral Agent”) for the Secured Parties (as defined in the Security Agreement referred to below).

WHEREAS, WEWORK COMPANIES LLC, a Delaware limited liability company (the “Company”), has entered into the Indenture dated as of [__], 202[__], with [__], as Trustee, and [__], as Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”). Terms defined in the Indenture or in the Security Agreement and not otherwise defined herein are used herein as defined in the Indenture or the Security Agreement, as the case may be (and in the event a term is defined differently in the Indenture and the Security Agreement, the applicable definition shall be the one given to such term in the Security Agreement).

WHEREAS, as a condition precedent to the issuance of Notes by the Company under the Purchase Agreement, Grantor has executed and delivered that certain Pledge and Security Agreement, dated [__], 202[__], among each Grantor party thereto from time to time and the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Security Agreement”).

WHEREAS, under the terms of the Security Agreement, the Grantor has granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in, among other property, certain Intellectual Property of the Grantor, and has agreed thereunder to execute this IP Security Agreement for recording with [the United States Patent and Trademark Office/ the United States Copyright Office] and any other appropriate domestic governmental authorities, as applicable.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Grantor agrees as follows:

SECTION 1. Grant of Security. To secure the prompt and complete payment and performance of all Secured Obligations, Grantor hereby pledges, assigns, transfers and grants to the Collateral Agent, on behalf of and for the benefit of the Secured Parties, a security interest in all of Grantor’s right, title and interest in, to and under all Intellectual Property, including the following (the “Collateral”):

(i) [(a) any and all patents and patent applications (whether issued or applied-for in the United States or any other country or any political subdivision thereof); (b) all inventions and improvements described and claimed therein; (c) all reissues, divisionals, continuations, renewals, extensions, reexaminations and continuations-in-part thereof; (d) all income, royalties, damages, claims, and payments now or hereafter due and/or payable under and with respect to any of the foregoing, including, without limitation, damages, claims and payments for past and future infringements or other violations of any of the foregoing; and (e) all rights to sue or otherwise recover for past, present, and future infringements or other violations of any of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (f) all rights corresponding to any of the foregoing throughout the world (“Patents”) including, without limitation, all registrations and applications for registration for any of the foregoing in the United States Patent and Trademark Office set forth in Schedule I hereto (as may be supplemented from time to time);]1

(ii) [(a) all trademarks (including service marks), trade names, trade dress, and trade styles, whether registered or unregistered in the United States and any other country or any political subdivision thereof, and the registrations and applications for registration thereof and the goodwill of the business symbolized by the foregoing; (b) all renewals of the foregoing; (c) all income, royalties, damages, claims, and payments now and/or hereafter due or payable with respect to any of the foregoing, including, without limitation, damages, claims, and payments for past and future infringements or other violations of any of the foregoing; and (d) all rights to sue or otherwise recover for past, present, and future infringements or other violations of any of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (e) all rights corresponding to any of the foregoing throughout the world (“Trademarks”) including, without limitation, all registrations and applications for registration for any of the foregoing in the United States Patent and Trademark Office set forth in Schedule I hereto (as may be supplemented from time to time);] 2and

(iii) [(a) all copyrights (whether registered or unregistered in the United States or any other country or any political subdivision thereof), rights and interests in such copyrights, works protectable by copyright, copyright registrations, and applications to register copyright; (b) all renewals of any of the foregoing; (c) all income, royalties, damages, claims, and payments now or hereafter due and/or payable under and with respect to any of the foregoing, including, without limitation, damages, claims and payments for past or future infringements for any of the foregoing; and (d) all rights to sue for past, present, and future infringements of any of the foregoing, including the right to settle suits involving claims and demands for royalties owing; and (e) all rights corresponding to any of the foregoing throughout the world (“Copyrights”) including, without limitation, all registrations for any of the foregoing in the United States Copyright Office set forth in Schedule I hereto (as may be supplemented from time to time);]3 provided that notwithstanding anything to the contrary contained in the foregoing clause the security interest created hereby shall not extend to, and the term “Collateral” shall not include, any Excluded Property[, including, but not limited to, any intent-to-use trademark application prior to the filing, and acceptance by the United States Patent and Trademark Office, of a “Statement of Use” or “Amendment to Allege Use” with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark application under applicable federal law.]4

SECTION 2. Security for Obligations. The grant of a security interest in the Collateral by Grantor under this IP Security Agreement secures the payment of all Secured Obligations of Grantor now or hereafter existing, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.SECTION 3. Recordation. Grantor authorizes and requests that the [Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks] and any other applicable government officer record this IP Security Agreement.SECTION 4. Counterparts. This IP Security Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Security Agreement by facsimile or other electronic imaging (including in .pdf or format) means shall be effective as delivery of a manually executed counterpart of this Security Agreement.SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein. In the event of any conflict between the terms of this IP Security Agreement and the terms of the Security Agreement, the terms of the Security Agreement shall govern.SECTION 6. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL; Etc. Sections 7.14 and 7.15 of the Security Agreement shall apply to this IP Security Agreement, mutatis mutandis, as if it had been fully set forth herein, and the parties hereto agree to such terms.

[Remainder of Page Intentionally Left Blank; Signatures Follow]

[1]	Applicable to Patent Security Agreement
[2]	Applicable to Trademark Security Agreement
[3]	Applicable to Copyright Security Agreement
[4]	Applicable to Trademark Security Agreement

IN WITNESS WHEREOF, Grantor and the Collateral Agent have caused this IP Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first written above.

[GRANTOR]

By:
Name:
Title:

[__],
as Collateral Agent

By:
Name:
Title:

Schedule I

to

Intellectual Property Security Agreement

Annex G

FORM OF STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2021, by and among (i) WeWork Inc., a Delaware corporation (formerly known as BowX Acquisition Corp) (the “Company”), (ii) BowX Sponsor, LLC, a Delaware limited liability company (“BowX Investor”), (iii) SB WW Holdings (Cayman) Limited (“SB Investor”), (iv) SVF Endurance (Cayman) Limited (“VF Investor”), (v) [Benchmark Entity] (“Benchmark Investor” and, together with BowX Investor, SB Investor and VF Investor, each a “Stockholder” and collectively, the “Stockholders”). Each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement (as defined below).

WHEREAS, BowX Investor is the holder of certain shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock” or the “Common Stock”), and certain warrants to acquire shares of Class A Common Stock;

WHEREAS, as a result of the transactions contemplated by that certain Agreement and Plan of Merger, dated [•], 2021, by and among the Company and certain other persons named therein and party thereto (as it may be amended in accordance with its terms, the “Merger Agreement”), each of the Stockholders other than BowX Investor are receiving shares of Class A Common Stock; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Company and the Stockholders desire to set forth certain understandings among them, including with respect to certain governance matters.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Each party hereby represents and warrants to the other parties and acknowledges that: (a) the execution, delivery and performance of this Agreement have been duly authorized by such party and do not require such party to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such party or other Governing Documents or any agreement or instrument to which such party is a party or by which such party is bound; (b) such party has the power and authority to enter into this Agreement and to carry out its obligations hereunder; and (c) this Agreement is valid, binding and enforceable against such party in accordance with its terms.

ARTICLE II

BOARD OF DIRECTORS; OBSERVERS; VOTING AGREEMENT

Section 2.1 Initial Board Composition. As of the date of this Agreement, the authorized number of directors on the board of directors of the Company (the “Board”) is nine (9). The initial composition of the Board shall be as follows:

(a) three directors designated by the SB Investor, who initially shall be: Véronique Laury, Michel Combes, and Marcelo Claure, who shall initially serve as Executive Chairman;

(b) one director designated by the VF Investor, who initially shall be Kirthiga Reddy;

(c) one director designated by the Benchmark Investor, who initially shall be Bruce Dunlevie;

(d) one director designated by [Insight Entity] (the “Insight Investor”), who initially shall be Deven Parekh;

(e) one director designated by the BowX Investor, who initially shall be Vivek Ranadivé;

(f) the Chief Executive Officer of the Company, who initially shall be Sandeep Mathrani; and

(g) Jeff Sine.

Section 2.2 SB Investor Director Designations. Until such time as the SB Investor Transfers (other than to a Permitted Transferee) a number of shares of Class A Common Stock representing at least 50% of the outstanding shares of Class A Common Stock held by the SB Investor as of the Closing, the SB Investor shall have the right to designate for nomination by the Board (or a nominating committee thereof) three candidates for election to the Board. After such time as the SB Investor has Transferred (other than to a Permitted Transferee) a number of shares of Class A Common Stock representing at least 50% of the outstanding shares of Class A Common Stock held by the SB Investor as of the Closing, for so long as the SB Investor and the Permitted Transferees of the SB Investor, in the aggregate, hold a number of shares representing at least the percentage of the combined outstanding shares of Class A Common Stock and Class C Common Stock shown below, the SB Investor shall have the right to designate for nomination by the Board (or a nominating committee thereof) a number of candidates for election to the Board that, if elected, would result in SB Investor having nominated the number of directors serving on the Board that is shown below (any person nominated by the SB Investor pursuant to this Section 2.2, an “SB Investor Nominee”).

Percentage of Outstanding Class A and Class C Common Stock	Number of SB Investor Directors
25% or greater	3
Less than 25% but greater than or equal to 15%	2
Less than 15% but greater than or equal to 1%	1
Less than 1%	0

Section 2.3 Other Investor Director Designations. Until such time as a Stockholder (other than the SB Investor) or the Insight Investor Transfers (other than to a Permitted Transferee) a number of shares of Class A Common Stock representing at least 50% of the outstanding shares of Class A Common Stock held, as applicable, by such Stockholder or the Insight Investor as of the Closing, such Stockholder or the Insight Investor, as applicable, shall have the right to designate for nomination by the Board (or a nominating committee thereof) one candidate for election to the Board (each, a “Stockholder Nominee”). Notwithstanding anything in the immediately preceding sentence to the contrary, if the VF Investor loses such designation right, effective immediately upon such loss, so long as the SB Investor and the Permitted Transferees of the SB Investor, in the aggregate, hold a number of shares representing at least 1% of the outstanding shares of Class A Common Stock and Class C Common Stock, the SB Investor shall have the right to designate for nomination by the Board (or a nominating committee thereof) an additional candidate in addition to the candidates set forth in Section 2.2.

Section 2.4 Company Actions.

(a) To the extent such action is consistent with the fiduciary duties of the Board (or a nominating committee thereof), the Company agrees to include in the slate of nominees recommended by the Board those SB Investor Nominees and Stockholder Nominees designated by the Stockholders in accordance with the terms hereof and to include such persons in the Company’s proxy materials and form of proxy disseminated to stockholders of the Company in connection with the election of directors (including at any special meeting of stockholders held for the election of directors). Each of the Stockholders shall include in its written communication of designation to the Board (or a nominating committee thereof), which shall be delivered no later than 15 days prior to the Board or nominating committee meeting to consider a slate of director nominees, (x) director biographies in customary form and (y) reasonably detailed information regarding the independence of each such nominee intended to qualify as independent. To the extent such action is consistent with the fiduciary duties of the Board (or a nominating committee thereof), the Company shall use its reasonable best efforts to cause the election of each

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such designee to the Board, including nominating such designees to be elected as directors and by soliciting proxies in favor of the election of such persons.

(b) In the event that at any time the number of directors entitled to be designated by a Stockholder pursuant to Sections 2.2 or 2.3 decreases, such Stockholder and the Company shall take reasonable actions to cause a sufficient number of designated directors to resign from the Board at or prior to the end of such designated director’s term (as may be determined by the Company’s nominating and corporate governance committee) such that the number of directors designated by such Stockholder after such resignation(s) equals the number of directors such Stockholder is then-entitled to designate pursuant to Sections 2.2 and 2.3 (as applicable). Subject to Section 2.8(b), any vacancies created by such resignation may remain vacant until the next annual meeting of stockholders or may be filled by a majority vote of the Board or a committee thereof in accordance with Section 2.8(b). Notwithstanding the foregoing, such designated director(s) need not resign from the Board at or prior to the end of such director’s term if the Company’s nominating and corporate governance committee recommends the nomination of such director(s) for election at the next annual meeting coinciding with the end of such director’s term, or otherwise (and upon such election, such director shall no longer be considered a designee of the applicable Stockholder).

Section 2.5 Director Independence. During the term of this Agreement, the majority of the directors comprising the Board shall qualify as “independent” under all Applicable Regulations (collectively, “Independent”). If the Board (or a nominating committee thereof) in the exercise of its reasonable business judgment reasonably determines that any individual designated by a Stockholder as Independent is not Independent, the Board shall promptly notify such Stockholder of such determination and such Stockholder will be entitled to designate a replacement Independent individual for nomination. The Stockholders acknowledge and agree that the SB Investor shall never be required to designate for nomination more than one candidate for election to the Board that qualifies as Independent. Any director designated for nomination by the Insight Investor shall be required at all times to be Independent.

Section 2.6 Employee Directors. For so long as the Company has a duly appointed and acting Chief Executive Officer as a named executive officer, the Company shall take all Necessary Action to include such Chief Executive Officer in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected.

Section 2.7 Committee Representation. Subject to Applicable Regulations (including with respect to Independent director representation on Board committees), SB Investor shall have the right to have a pro rata number of SB Investor Nominees (rounded to the nearest whole number, but in any event not less than one (1)) appointed to serve on each committee of the Board for so long as SB Investor has the right to designate at least one (1) director for election to the Board. (For example, if SB Investor then has the right to nominate three (3) persons to a board of directors of nine (9) persons (i.e., 33%), and a committee of three (3) persons is established, one (1) committee member shall be a SB Investor Director). Notwithstanding the foregoing, if there shall ever be a committee of less than two (2) directors established, no SB Investor designated director shall serve on such committee.

Section 2.8 Vacancies and Removal.

(a) Except as provided for in Section 2.1 and Section 2.2, and to the extent not inconsistent with Section 141(k) of the General Corporation Law of the State of Delaware and the Company’s Governing Documents: (a) each Stockholder shall have the exclusive right to instruct that its respective nominated director(s) be removed from the Board, and the Board and each Stockholder shall take all Necessary Action to cause the removal of any of the directors nominated by a Stockholder at the instruction of such Stockholder; and (b) each Stockholder shall have the exclusive right to nominate for appointment or nomination by the Board candidates to fill vacancies created by reason of death, removal or resignation of the applicable SB Investor Nominee or Stockholder Nominee, as applicable, and the Board and the Stockholders shall take all Necessary

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Action to cause any such vacancies to be filled by replacement candidates nominated by the applicable stockholder (consistent with the other provisions of this Agreement) as promptly as reasonably practicable.

(b) Notwithstanding Section 2.7, at any time that the voting restrictions set forth in Article V, Part A, Section 7 of the Charter remain in effect, if a vacancy on the Board arises by reason of the death, removal or resignation of a director (x) who was not nominated by any of the Stockholders pursuant to Section 2.2 or Section 2.3 or (y) pursuant to the first sentence of Section 2.4(b), then a committee of the Board shall be created consisting of all of the directors other than any directors designated by the SB Investor or the VF Investor, and any such vacancy shall be filled as promptly as practicable by a majority vote of such committee.

(c) To the extent not inconsistent with Section 141(k) of the General Corporation Law of the State of Delaware and the Company’s Governing Documents, in the event the director initially identified in Section 2.1(g) is no longer then-serving as a director by reason of death, removal, resignation or otherwise, the Board and the Stockholders shall take all Necessary Action to cause any such vacancy to be filled by a replacement candidate approved and nominated by the Stockholders based on a majority vote of shares of Common Stock held by the Stockholders; provided, however, that if at such time the voting restrictions set forth in Article V, Part A, Section 7 of the Charter remain in effect, then the shares held by the SB Investor shall remain subject to such provision of the Charter (i.e., SB Investor and VF Investor, together, cannot exercise more than 49.9% voting power in such approval and nomination).

(d) If upon any event or for any reason, the directors designated by the SB Investor and the VF Investor would comprise more than half of the directors then in office, then, effective immediately prior to such event (a “Resignation Event”), a sufficient number of the SB Investor designated directors shall be deemed to have resigned from the Board so that the directors designated by the SB Investor and the VF Investor would not comprise more than half of the directors then in office. For the avoidance of doubt, this Section 2.8(d) shall not be interpreted as restricting any of the SB Investor’s or the VF Investor’s rights under this Agreement, including, without limitation, Section 2.2, Section 2.3 and Section 2.8(a).

Section 2.9 Board Observer Rights. Until such time as SOF-X WW Holdings, L.P. and SOF-XI WW Holdings, L.P. (together, “Starwood Investors”) Transfer (other than to a Permitted Transferee) a number of shares of Class A Common Stock representing at least 50% of the aggregate outstanding shares of Class A Common Stock held by Starwood Investors as of the Closing, the Company will permit an individual designated in writing by Starwood Investors from time to time (each, an “Observer”) to attend meetings of the Board and of any committee thereof as a non-voting observer, and will give such individual notice of such meetings at the same time and in the same manner as notice to the directors or advisory board members. Observer shall be entitled to concurrent receipt of any materials provided to the Board or any committee thereof, provided, however, that such Observer shall agree to hold in confidence and trust all information so provided; provided further, however, that the Company reserves the right to withhold any materials and to exclude such Observer from any meeting or portion thereof if access to such materials or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if Starwood Investors or their representative is a competitor of the Company.

Section 2.10 Board Meeting Expenses. The Company shall pay all reasonable and documented out-of-pocket costs and expenses (including, but not limited to, travel and lodging) incurred by each member of the Board, and by each Observer (if any), incurred in the course of his or her service hereunder, including in connection with attending regular and special meetings of the Board, any board of directors or board of managers of each of the Company’s subsidiaries and/or any of their respective committees.

Section 2.11 Voting Agreement. Subject to Section 2.12, each Stockholder hereby agrees to vote, or cause to be voted, all shares of Common Stock owned beneficially or of record by such Stockholder, or over which such Stockholder maintains voting control, directly or indirectly, in such manner as may be necessary or advisable in support of, or to implement, maintain, or protect the various matters set forth in, and the intent of, this Article II (including without limitation the maintenance of a number of authorized directors and the election or removal of

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designated nominees), whether at an annual or special meeting of stockholders of the Company or pursuant to any written consent of the stockholders of the Company. Notwithstanding anything in this Agreement to the contrary, at any time the voting restrictions set forth in Article V, Part A, Section 7 of the Charter remain in effect, any shares of Common Stock subject to the Subject Shares Proxy shall be voted in accordance with the Charter.

Section 2.12 Proxy. Except as otherwise set forth in Section 2.8(c), solely with respect to the election of directors to the Board and as set forth in clause (y) below, each of the SB Investor and the VF Investor hereby irrevocably appoints the WW Executive (as defined in the Charter) as its attorney and proxy, to the full extent of its voting rights with respect to its shares (“Remaining Shares”) of Common Stock, other than Subject Shares (as defined in the Charter), (x) except as set forth in the following clause (y), to vote all Remaining Shares in accordance with Section 2.11 and (y) in connection with a stockholder vote to remove any director from the Board who has not been designated by a Stockholder pursuant to Section 2.2 or Section 2.3, to vote all Remaining Shares in proportion to the votes cast by the stockholders of the Company (other than the SB Investor and the VF Investor) in such stockholder vote. For the avoidance of doubt, the SB Investor and the VF Investor retain all economic and all other non-voting rights, powers and preferences in their respective Remaining Shares, including voting rights on matters unrelated to those described in the foregoing sentence. The proxy granted under this Section 2.12 shall automatically terminate when the voting restrictions set forth in Article V, Part A, Section 7 of the Charter are no longer in effect.

ARTICLE III

TERM AND TERMINATION

Section 3.1 Term. This Agreement shall terminate, and be of no further force and effect:

(a) upon the mutual consent of all parties hereto; or

(b) with respect to any Stockholder, upon the time that such Stockholder is no longer entitled to nominate at least one (1) director (or in the case of Starwood Investors, an observer) pursuant to Article II hereof.

Section 3.2 Effect of Termination. If this Agreement is terminated pursuant to Section 3.1(a) hereof, this Agreement shall become void and of no further force and effect, except for: (i) the provisions set forth in this Section 3.2 and in Article V; and (ii) the rights with respect to the breach of any provision hereof by the Company.

ARTICLE IV

DEFINITIONS

“Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

“Applicable Regulations” means applicable laws and national securities exchange regulations that apply to the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York are authorized or required by law to close.

“Governing Documents” with respect to the Company and any of its subsidiaries, means, collectively, certificate of incorporation, certificate of formation, bylaws, operating agreement or similar governing documents.

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“Necessary Action” means, with respect to a specified result, all actions, to the fullest extent permitted by applicable law and, in the case of any action by the Company that requires a vote or other action on the part of the Board, to the extent such action is consistent with the fiduciary duties of the Board, necessary to cause such result, including, without limitation: (a) voting or providing a written consent or proxy with respect to the Common Stock; (b) causing the adoption of amendments to the Governing Documents; (c) executing agreements and instruments; and (d) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“Charter” means the Company’s Second Amended and Restated Certificate of Incorporation, as amended.

“Transfer” means, with respect to any securities, to sell, assign, transfer or otherwise dispose of such securities.

ARTICLE V

MISCELLANEOUS

Section 5.1 Amendment and Waiver. This Agreement may be amended by the parties at any time by execution of an instrument in writing signed by the Company and the Stockholders holding at least two-thirds (2/3) of the shares of Common Stock subject to this Agreement; provided, however, that (x) no amendment shall adversely affect the rights of a Stockholder in a manner disproportionate to any other Stockholder (unless consented to by such Stockholder), and (y) if at such time the voting restrictions set forth in Article V, Part A, Section 7 of the Charter remain in effect, then the shares held by the SB Investor shall remain subject to such provision of the Charter (i.e., SB Investor and VF Investor, together, cannot exercise more than 49.9% voting power in connection with any proposed amendment). Notwithstanding the foregoing, Section 2.1 and Section 2.9 may only be amended as follows: (i) Section 2.1(a) may only be amended with the express written consent of SB Investor, (ii) Section 2.1(b) may only be amended with the express written consent of VF Investor, (iii) Section 2.1(c) may only be amended with the express written consent of Benchmark Investor, and (iv) Section 2.1(e) may only be amended with the express written consent of BowX Investor; provided that a provision for which a specific Stockholder is no longer entitled to rights thereunder shall not require any consent of such Stockholder with respect to amending or modifying such provision. In the event any Applicable Regulations come into force or effect (including by amendment), including any applicable rules of a national securities exchange upon which the Class A Common Stock is registered, or of the Securities and Exchange Commission, which conflicts with the terms and conditions of this Agreement, the parties shall negotiate in good faith to revise this Agreement to achieve the parties’ intention set forth herein.

Section 5.2 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future applicable law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 5.3 Entire Agreement. Except as otherwise expressly set forth herein, this document and the documents referenced herein and therein embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements

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or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way. The parties hereto acknowledge and agree that: (i) the Insight Investor shall be a third-party beneficiary of Section 2.3; (ii) the Starwood Investors shall be a third-party beneficiary of Section 2.3; (iii) Section 2.1(d) may only be amended with the express written consent of the Insight Investor; and (iv) Section 2.9 may only be amended with the express written consent of the Starwood Investors; provided that the third-party beneficiary and consent rights granted under this Section 5.3 shall terminate (x) in respect of the Insight Investor, when it no longer has the right to designate a member of the Board pursuant to Section 2.1(d), and (y) in respect of the Starwood Investors, when they no longer have the right to designate an Observer pursuant to Section 2.9.

Section 5.4 Transfers; Successors and Assigns.

(a) If a Stockholder effects any Transfer of shares of Common Stock to any Affiliate of such Stockholder (or to any executive officer or director of such Stockholder or of such Stockholder’s Affiliates) (each, a “Permitted Transferee”) or any other Person approved by the Company in its sole and absolute discretion, such Permitted Transferee shall, if not a Stockholder, within five (5) days of such Transfer execute an agreement stating that the transferee is receiving and holding the securities subject to the provisions of this Agreement and that such Permitted Transferee agrees to be a “Stockholder” for all purposes of this Agreement, and which provides that such Permitted Transferee shall be bound by and shall fully comply with the terms of this Agreement. If a Stockholder effects any Transfer of shares of Common Stock to any Person that is not a Permitted Transferee, such Person shall not become a “Stockholder” hereunder, and shall have no rights or obligations hereunder.

(b) Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns, and each Stockholder and its respective successors and assigns, so long as such Persons hold Common Stock. No Stockholder may assign any of its rights hereunder to any Person other than a Permitted Transferee. Each Permitted Transferee of any Stockholder shall be subject to all of the terms of this Agreement, and by taking and holding such shares such Person shall be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement; provided, however, no transfer of rights permitted hereunder shall be binding upon or obligate the Company unless and until if required under Section 5.4(a), the Company shall have received written notice of such transfer and the written agreement of the transferee provided for in Section 5.4(a). Notwithstanding the foregoing, no successor or assignee of the Company shall have any rights granted under this Agreement until such Person shall acknowledge its rights and obligations hereunder by a signed written statement of such Person’s acceptance of such rights and obligations.

Section 5.5 Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 5.6 Remedies. The parties hereto agree and acknowledge that money damages are not an adequate remedy for any breach of the provisions of this Agreement and that the Company and each Stockholder shall have the right to injunctive relief or specific performance, in addition to all of its rights and remedies at law or in equity, to enforce the provisions of this Agreement. Nothing contained in this Agreement shall be construed to confer upon any person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise. Each of the parties hereto shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement; provided, that a Stockholder that incurs fees and expenses in successfully enforcing its rights under this Agreement against the Company shall be entitled to award or reimbursement of such fees and expenses to the extent documented and reasonably incurred.

Section 5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date

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mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to the Company:

[WeWork Inc.]

[ ]

[ ]

Attention:[ ]

Email: [ ]

If to a Stockholder:

To such Stockholder as set forth on Schedule I.

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 5.8 Governing Law. This Agreement and any action, suit, dispute, controversy or claim arising out of this Agreement or the validity, interpretation, breach or termination of this Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 5.9 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL. THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE, OR IF SUCH COURT SHALL NOT HAVE JURISDICTION, ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE (AND ANY APPROPRIATE APPELLATE COURT THEREFROM) (THE “DELAWARE COURTS”) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE APPLICABLE DELAWARE COURT OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY THE APPLICABLE DELAWARE COURT OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 5.7.

Section 5.10 WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY

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UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.10.

Section 5.11 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first written above.

THE COMPANY:

WeWork Inc.

By:
Name: [●]
Title: [●]

BOWX INVESTOR:

BowX Sponsor, LLC

By:
Name: [●]
Title: [●]

SB INVESTOR:

SB WW HOLDINGS (CAYMAN) LIMITED

By:
Name: [●]
Title: [●]

[Signature Page to Stockholders Agreement]

VISION FUND INVESTOR:

SVF ENDURANCE (CAYMAN) LIMITED

By:
Name: [●]
Title: [●]

BENCHMARK INVESTOR:

[BENCHMARK ENTITY]

By:
Name: [●]
Title: [●]

[Signature Page to Stockholders Agreement]

Schedule I

BowX Investor

[Stockholder]

[       ]

[       ]

Attention:[       ]

Email: [       ]

SB Investor

SB WW Holdings (Cayman) Limited

Walkers Corporate Limited

190 Elgin Avenue, George Town, Grand Cayman

KY1-9008 Cayman Islands

Attention: SBGI Legal

Email: sbgi-legal@softbank.com

VF Investor

[Stockholder]

[       ]

[       ]

Attention:[       ]

Email: [       ]

Benchmark Investor

[Stockholder]

[       ]

[       ]

Attention:[       ]

Email: [       ]

Annex H

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of March 25, 2021, by and among BowX Acquisition Corp., a Delaware corporation (“Acquiror”), the Persons set forth on Schedule I hereto (each, a “Company Stockholder” and, collectively, the “Company Stockholders”), and WeWork Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholders are the holders of record and “beneficial owners” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of Company Capital Stock as are indicated opposite each of their names on Schedule I attached hereto (all such shares of Company Capital Stock, together with any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired (including by way of tender offer) by any such Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement or described in the Merger Agreement, the “Transactions”);

WHEREAS, it is proposed that, in connection with the transactions contemplated by the Merger Agreement or otherwise during the Interim Period, the Company or its subsidiaries may enter into or engage in one or more transactions described on Exhibit B attached hereto (the “Potential Related Party Transactions”) that could be deemed to be within the scope of Article Fifth, Part A, Section 3.17 (the “Related Party Charter Provision”) of the Company’s Amended and Restated Certificate of Incorporation, and the Company desires to obtain stockholder approval of the Potential Related Party Transactions for purposes of the Related Party Charter Provision; and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit (A) Transfers between the Company Stockholder and any Affiliate of the Company Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Agreement in a form reasonably acceptable to such Affiliate and the Acquiror, or (B) Transfers to SB WW Holdings (Cayman) Limited pursuant to the Offer to Purchase Equity Securities, dated as of March 10, 2021 (as the same may be amended).

Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to a Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Company Stockholder purchases or otherwise acquires (including by way of tender offer) beneficial ownership of any Subject Shares or (c) a Company Stockholder acquires (including by way of tender offer) the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired (including by way of tender offer) or purchased by such Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Company Stockholder as of the date hereof.

Section 1.4 Stockholder Agreements. Hereafter until the Expiration Time, each Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the Stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the Stockholders of the Company requested by the Board of Directors of the Company or otherwise undertaken as contemplated by the Transactions, including in the form attached hereto as Exhibit A (which written consent shall be delivered promptly, and in any event within forty-eight (48) hours, after (x) the Proxy Statement/Registration Statement (as contemplated by the Merger Agreement) has been declared effective and has been delivered or otherwise made available (including on the Electronic Data Gathering, Analysis and Retrieval filing system of the SEC) to the stockholders of Acquiror and the Company, and (y) the Company or Acquiror requests such delivery), such Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and such Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):

(a) to approve and adopt the Merger Agreement and the Transactions;

(b) in any other circumstances upon which a consent or other approval is required under the Amended and Restated Certificate of Incorporation of the Company or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Stockholder’s Subject Shares held at such time in favor thereof;

(c) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Merger Agreement and the Transactions); and

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(d) against any proposal, action or agreement that would reasonably be expected to (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Merger or the other Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement or (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled.

Each Company Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

Upon the failure of a Company Stockholder to timely provide its consent or vote its Subject Shares in accordance with this Section 1.4 pursuant to any action by written consent of the stockholders of the Company within the timeframe specified in this Section 1.4 or at any applicable meeting of the stockholders of the Company, such Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as such Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in such Company Stockholder’s name, place and stead, to deliver any action by written consent of the stockholders of the Company concerning any of the matters specified in this Section 1.4 or attend any meeting of the stockholders of the Company concerning any of the matters specified in this Section 1.4, to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote such Company Stockholder’s Subject Shares in any action by written consent of the stockholders of the Company or at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, this Section 1.4. Each Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

Section 1.5 Written Consent to Potential Related Party Transactions. Each Company Stockholder hereby unconditionally and irrevocably consents, for purposes of the Related Party Charter Provision, to the Potential Related Party Transactions, and such Potential Related Party Transactions are hereby authorized and approved in all respects.

Section 1.6 No Challenges; Waiver of Appraisal and Dissenters’ Rights and Actions. Each Company Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Each Company Stockholder hereby irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent in connection with the transactions contemplated by the Merger Agreement under Section 262 of the Delaware General Corporation Law or otherwise.

Section 1.7 Affiliate Agreements. Each Company Stockholder hereby agrees and consents to the termination of the following agreements, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror: (i) the Amended and Restated Stockholders’ Agreement, dated as of February 21, 2021 (the “Stockholders’ Agreement”), by and among the Company, the stockholders listed on Schedule A attached thereto, and (with respect to certain specified provisions) Adam Neumann, Miguel McKelvey and The We Company PI L.P.; (ii) the Amended and Restated Registration Rights Agreement, dated as of October 30, 2019, by and among the Company and the stockholders listed on Schedule A attached thereto; and (iii) the Irrevocable Proxy and Power of Attorney, dated as of February 26, 2021, by and among SoftBank Group Corp., SB WW Holdings (Cayman) Limited, the Company and Jared DeMatteis (in his capacity as officer of the Company).

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Section 1.8 Registration Rights Agreement. Each of the Company Stockholders will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit C to the Merger Agreement.

Section 1.9 Further Assurances. Each Company Stockholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Acquiror or the Company, to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.10 No Inconsistent Agreement. Each Company Stockholder hereby represents and covenants that such Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder. Each Company Stockholder covenants that such Company Stockholder shall not amend, modify or waive any agreement in any manner that would restrict, limit or interfere with the performance of such Company Stockholder’s obligations hereunder.

Section 1.11 Consent to Disclosure. Each Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of such Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

Section 1.12 Acquisition Proposals. Each Company Stockholder shall be bound by and comply with Section 6.5 (Acquisition Proposals) of the Merger Agreement (and any relevant definitions contained in any such Section) as if (a) such Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.5 of the Merger Agreement (other than for purposes of the definition of Acquisition Proposal) also referred to each such Company Stockholder.

Section 1.13 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company Stockholders.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholders. Each Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Stockholder) as follows:

(a) Organization; Due Authorization. If such Company Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated,

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formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Stockholder. If such Company Stockholder is an individual, such Company Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Stockholder, enforceable against such Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Stockholder.

(b) Ownership. Such Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) the Amended and Restated Certificate of Incorporation of the Company or Stockholders’ Agreement, (iii) the Merger Agreement, or (iv) any applicable securities Laws. Such Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Company Stockholder on the date of this Agreement, and none of such Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Voting Agreement. Other than the Company Warrants set forth opposite such Company Stockholder’s name on Schedule I, such Company Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Stockholder does not, and the performance by such Company Stockholder of his, her or its obligations hereunder will not, (i) if such Company Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Stockholder or such Company Stockholder’s Subject Shares) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Stockholder, or to the knowledge of such Company Stockholder threatened against such Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Stockholder of its, his or her obligations under this Agreement.

(e) Adequate Information. Such Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as such Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Company Stockholder are irrevocable.

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(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. Such Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Company Stockholder’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Company Stockholder, the written agreement of Acquiror, the Company and such Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE CHANCERY COURT, OR IF SUCH COURT SHALL NOT HAVE JURISDICTION, ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE (AND ANY APPROPRIATE APPELLATE COURT THEREFROM) (THE “DELAWARE COURTS”) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE APPLICABLE DELAWARE COURT OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY THE APPLICABLE DELAWARE COURT OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH

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PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholders.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

BowX Acquisition Corp.

2400 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention:  Vivek Ranadive

         Murray Rode

Email:	vivek@bowcapital.com

         murray@bowcapital.com

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with a copy to (which will not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, California 94111

Attention: Jamie Leigh

                 Garth Osterman

                 Kevin Cooper

Email:       jleigh@cooley.com

                 gosterman@cooley.com

                 kcooper@cooley.com

If to the Company:

WeWork Inc.

45 W. 18th Street, Floor 6

New York, NY 10011

Attention:     Chief Legal Officer

Email:           legal@wework.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:     Howard L. Ellin

                     C. Michael Chitwood

                     Graham Robinson

                     Laura P. Knoll

Email:          Howard.Ellin@skadden.com

                      Michael.Chitwood@skadden.com

                      Graham.Robinson@skadden.com

                      Laura.Knoll@skadden.com

If to a Company Stockholder:

[●]

[●]

[●]

Attention: [●]

Email:       [●]

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:     Howard L. Ellin

                     C. Michael Chitwood

                     Graham Robinson

                     Laura P. Knoll

Email:          Howard.Ellin@skadden.com

                      Michael.Chitwood@skadden.com

                      Graham.Robinson@skadden.com

                      Laura.Knoll@skadden.com

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Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Company Stockholders, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDERS:

By:	[●]
Name: [●]
Title: [●]

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

BOWX ACQUISITION CORP.

By:
Name: Vivek Ranadivé
Title: Chairman and Co-Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

COMPANY:

WEWORK INC

By:
Name: Jared DeMatteis
Title: Chief Legal Officer and Secretary

[Signature Page to Stockholder Support Agreement]

Exhibit A

Form of Written Consent

ACTION BY CONSENT

OF THE STOCKHOLDERS OF

WEWORK INC.

The undersigned stockholders of WeWork Inc. (the “Company”), collectively holding a majority of the outstanding capital stock of the Company, voting as a single class and on an as converted basis, hereby adopt the following resolutions by consent pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”).

The Board of Directors of the Company (the “Board”) has determined that it is advisable and fair to, and in the best interests of, the Company and its stockholders to enter into, and has authorized the execution and delivery of, the Agreement and Plan of Merger in the form attached hereto as Exhibit A (the “Merger Agreement”), by and among the Company, BowX Acquisition Corp., a Delaware corporation (“Acquiror”), and BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and, subject to the adoption of the Merger Agreement by the stockholders of the Company, has approved the consummation of the transactions contemplated by the Merger Agreement.

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror.

The Board has recommended that the Company’s stockholders adopt the Merger Agreement and directed that the Merger Agreement and the transactions contemplated by the Merger Agreement be submitted to the Company’s stockholders for consideration and approval.

The undersigned stockholders hereby consent to the adoption of the Merger Agreement, and the Merger Agreement and the transactions contemplated by the Merger Agreement be, and hereby are, authorized, adopted and approved in all respects.

Each undersigned stockholder acknowledges and agrees that, by signing this Action by Consent, such stockholder irrevocably waives any appraisal or dissenters’ rights such stockholder may have under the DGCL or other applicable law with respect to the Merger Agreement and the transactions contemplated thereby.

[Signature Page Follows]

This Action by Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

By:
Name:
Title:

Dated:

SIGNATURE PAGE TO WEWORK INC.

ACTION BY CONSENT OF THE STOCKHOLDERS

Exhibit A

Merger Agreement

[See attached.]

Exhibit B

Potential Related Party Transactions

1.

Amendment and extension to the $1.75 billion letter of credit facility under which SoftBank Group Corp. or an affiliate (“SBG”) provides credit support and entry into a renewed letter of credit facility

2.

Penny warrants for the equivalent of 14,431,991 shares of common stock to be issued by the Acquiror to SBG in the event the Company determines to renew the letter of credit facility with SBG (exercise price and number of shares of common stock to be adjusted based on the exchange ratio in the Merger Agreement)

3.

Amendment to $1.1 billion senior secured debt facility with SBG reducing the maximum amount to $550 million, changing the draw period to 18 months commencing on the earlier of August 12, 2021 and the closing of the Merger, and changing the interest rate to 7.5% (facility to be terminated once the Company obtains a $550 million or more revolving debt facility with a third party lender on similar or better terms)

4.

Penny warrants for the equivalent of 47,366,404 shares of common stock to be issued by the Acquiror to SBG upon the closing of the Merger (exercise price and number of shares of common stock to be adjusted based on the exchange ratio in the Merger Agreement)

5.	Assumption of “FIRPTA Status” letter, dated June 3, 2019, by the Acquiror, or the entry into of a new “FIRPTA Status” letter by the Acquiror, in each case, effective as of the closing of the Merger

6.

Assumption by the Acquiror of the obligations set forth in Section 9.6 of the Share Purchase Agreement, dated March 31, 2020, by and among WeWork APAC Partner Holdings B.V., WeWork Companies (International) B.V., WeWork Asia Holding Company B.V., WeWork Inc., WeWork Companies Partner LLC, WeWork Companies LLC, SVF WW PacificCo (Singapore) Pte. Ltd. and SVF Endurance (Cayman) Limited, or the entry into of a new “FIRPTA Status” letter by the Acquiror, in each case, effective as of the closing of the Merger

7.

Any other transaction with SBG or with SoftBank Vision Fund (AIV M1) L.P. or any of their respective affiliates that is (a) necessary or advisable in order to implement or facilitate the Transactions or is otherwise contemplated by or described in the Merger Agreement and (b) within the scope of a recommendation made by the Special Committee of the Board of Directors of the Company, to the Board of Directors of the Company, which recommendation is approved by the Board of Directors of the Company

Schedule I

Company Stockholder Subject Shares

[●]

[Schedule I to Stockholder Support Agreement]

Annex I

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of __________, 2021, is entered into by and among WeWork Inc., a Delaware corporation, formerly known as BowX Acquisition Corp. (the “Company”), BowX Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) together with the undersigned parties listed under BowX Investors on the signature pages hereto (the “BowX Investors”), SOF-X WW Holdings, L.P., a Delaware limited partnership, and SOF-XI WW Holdings, L.P., a Delaware limited partnership (collectively, the “Starwood Investors”), and Insight Entity (the “Insight Investor” and together with the Starwood Investors, the “Anchor Investors”), the undersigned parties listed under Windmill Investors on the signature pages hereto (the “Windmill Investors” and, collectively with the BowX Investors, the Anchor Investors and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each a “Holder”).

RECITALS

WHEREAS, each of the Company and the BowX Investors is a party to, and hereby consents to, the amendment and restatement of that certain Registration Rights Agreement, dated August 4, 2020 (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the BowX Investors certain registration rights with respect to certain securities of the Company, as set forth therein;

WHEREAS, the Company and the Vivek Ranadivé entered into that certain letter agreement, dated May 26, 2020 (the “Founder Shares Purchase Agreement”), pursuant to which Mr. Ranadivé purchased an aggregate of 10,062,500 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), and Mr. Ranadive subsequently transferred an aggregate of 3,363,500 Founder Shares to the other BowX Investors;

WHEREAS, on August 4, 2020, the Company entered into those certain subscription agreements (the “Private Placement Warrant Purchase Agreements”) with certain BowX Investors, pursuant to which BowX Investors purchased an aggregate of 7,773,333 private placement warrants (the “Private Placement Warrants”) to purchase, at an exercise price of $11.50 per share of Class A Common Stock;

WHEREAS, on August 4, 2020, the Company effected a stock dividend of 0.2 shares of Class B Common Stock for each share of Class B Common Stock outstanding, resulting in the BowX Investors holding an aggregate of 12,075,000 shares of Class B Common Stock (the “Founder Shares”);

WHEREAS, pursuant to that certain Sponsor Support Agreement, dated March 25, 2021, Sponsor forfeited 3,000,000 Founder Shares on the date hereof.

WHEREAS, upon the date hereof, Mr. Ranadivé transferred an aggregate of 1,811,250 shares of Class B Common Stock to BlackRock Credit Alpha Master Fund, L.P. and HC NCBR Fund.

WHEREAS, upon the closing of the transactions (the “Transactions”) contemplated by that certain Merger Agreement dated March 25, 2021 by and among the Company, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), and Windmill, a Delaware corporation (as amended, the “Merger Agreement”), 9,075,000 Founder Shares were converted into shares of the Company’s Class A common stock, par value $0.001 per share (the “Class A Common Stock”);

WHEREAS, on March 25, 2021, the Company entered into those certain Subscription Agreements (the “Anchor Subscription Agreements”) with the Anchor Investors, pursuant to which and in connection with the closing of the Transactions, each of the Anchor Investors purchased shares of Class A Common Stock in a transaction exempt from registration under the Securities Act;

WHEREAS, on the date hereof, pursuant to the Merger Agreement, the Windmill Investors received shares of the Company’s Class A Common Stock;

WHEREAS, pursuant to Section 6.7 of the Existing Registration Rights Agreement, any amendment or modification of the terms, provisions and covenants set forth therein will not be binding upon any party unless executed in writing by such party; and

WHEREAS, the Company and the BowX Investors desire to amend and restate the Existing Registration Rights Agreement in order to provide the BowX Investors, the Anchor Investors and the Windmill Investors with certain registration rights with respect to certain securities of the Company, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The terms defined in Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed and (iii) either (A) could reasonably be expected to have a material adverse effect on the Company’s ability to effect a material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction or (B) relates to information the accuracy of which has yet to be determined by the Company or which is the subject of an ongoing investigation or inquiry; provided that the Company takes all action as necessary to as expeditiously as possible make such determination and conclude such investigation or inquiry.

“Agreement” shall have the meaning given in the Preamble hereto.

“Anchor Investors” shall have the meaning given in the Recitals hereto.

“Anchor Subscription Agreements” shall have the meaning given in the Recitals hereto.

“business day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“Block Trade” shall mean an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade.”

“Board” shall mean the Board of Directors of the Company.

“BowX Investors” has the meaning given in the Preamble hereto.

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“Class A Common Stock” has the meaning given in the Recitals hereto.

“Closing Date” shall have the meaning given in the Merger Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Underwritten Demand Notice” shall have the meaning given in subsection 2.1.3.

“Demanding Anchor Investor” shall have the meaning given in subsection 2.1.5.

“Demanding BowX-Windmill Investor” shall have the meaning given in subsection 2.1.5.

“Demanding Holders” shall have the meaning given in subsection 2.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Registration Statement” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall have the meaning given in the Recitals hereto and shall be deemed to include the shares of Class A Common Stock issued upon conversion thereof.

“Founder Shares Purchase Agreement” has the meaning given in the Recitals hereto.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Insider Letter” shall mean that certain letter agreement, dated as of August 4, 2020, by and between the Company, the Sponsor and each of the other parties thereto.

“Lock-Up Letter Agreements” shall mean those certain letter agreements, dated as of the Closing Date, whereby certain Holders agreed not to transfer their shares for the applicable Lock-Up Period.

“Lock-Up Periods” shall mean the periods of time during which certain Holders have agreed not to transfer their shares as set forth in the Lock-Up Letter Agreements.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in subsection 2.1.3.

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“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Notices” shall have the meaning given in Section 6.3.

“Permitted Transferees” shall mean (a) with respect to a BowX Investor, a person or entity to whom a BowX Investor is permitted to Transfer such Registrable Securities prior to the expiration of such investor’s applicable Lock-up Period as set forth in such investor’s applicable Lock-Up Letter Agreement, and to any transferee thereafter, and (b) with respect to a Windmill Investor, a person or entity to whom such Windmill Investor is permitted to Transfer such Registrable Securities prior to the expiration of such investor’s applicable Lock-up Period as set forth in such investor’s applicable Lock-Up Letter Agreement pursuant to Section 5.2 of this Agreement and any other applicable agreement between such Windmill Investors and the Company, and to any transferee thereafter.

“Piggy-back Registration” shall have the meaning given in subsection 2.2.1.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants Purchase Agreements” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding share of Class A Common Stock or any other equity security (including the Private Placement Warrants and shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement or hereafter acquired by a Holder upon the conversion of the Founder Shares or the exercise of any Private Placement Warrants including any shares of Class A Common Stock acquired pursuant to the Merger Agreement by the Windmill Investors or pursuant to the New SBG Warrant (as defined in the Merger Agreement), and (b) any other equity security of the Company issued or issuable with respect to any such share of Class A Common Stock referred to in the foregoing clause (a) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, and new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (together with any successor rule promulgated thereafter by the Commission, “Rule 144”) (but with no volume or other restrictions or limitations thereunder); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Common Stock is then listed;

(b)

fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone, delivery and road show or other marketing expenses;

(d)	reasonable fees and disbursements of counsel for the Company;

(e)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)

in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel (not to exceed $100,000 in the aggregate for each Registration without prior approval of the Company) selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Removed Shares” shall have the meaning given in Section 2.6.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Restricted Securities” shall have the meaning given in subsection 3.6.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Security.”

“Rule 415” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subscription Agreements” shall mean those certain subscription agreements dated March 25, 2021 by and between the Company and certain subscribers to shares of Class A Common Stock.

“Transactions” shall have the meaning given in the Recitals hereto.

“Transfer” shall mean to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

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“Underwritten Demand” shall have the meaning given in subsection 2.1.3.

“Underwritten Demand Notice” shall have the meaning given in subsection 2.1.3.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including an offering and/or sale of Registrable Securities by any Holder in a Block Trade or on an underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Windmill Investors” shall have the meaning given in the Preamble hereto.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.6.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Initial Registration. The Company shall, as promptly as reasonably practicable, but in no event later than thirty (30) days after the consummation of the transactions contemplated by the Merger Agreement, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than the earlier of (a) sixty (60) days following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) ten (10) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1 Registration Statement”) or, if Form S-3 is available to the Company, on Form S-3 (a “Form S-3 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as reasonably practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2 Form S-3 Shelf. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall file a Form S-1 Registration Statement as

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promptly as reasonably practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Registration Statement declared effective as promptly as reasonably practicable and to cause such Form S-1 Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Underwritten Offering. At any time and from time to time following the effectiveness of the Registration Statement required by subsection 2.1.1 or 2.1.2, any Anchor Investor, BowX Investor, or Windmill Investor may request to sell all or a portion of their Registrable Securities (a “Demanding Holder”) in an underwritten offering that is registered pursuant to such Registration Statement, including a Block Trade (an “Underwritten Demand”), provided that such Holder(s) (a) reasonably expect aggregate gross proceeds, net of underwriting discounts and commissions, in excess of $50 million (the “Minimum Takedown Threshold”) from such Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Underwritten Offering, provided that the total offering price is reasonably expected to exceed $25 million in the aggregate. All requests for an Underwritten Offering shall be made by giving written notice to the Company (the “Underwritten Demand Notice”). Each Underwritten Demand Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Underwritten Offering. Within four (4) days after receipt of any Underwritten Demand Notice, the Company shall give written notice of such requested Underwritten Offering (the “Company Underwritten Demand Notice”) to all other Holders of Registrable Securities and, subject to reductions consistent with the Pro Rata calculations in subsection 2.1.5, shall include in such Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Underwritten Demand Notice, or, in the case of a Block Trade, as provided in Section 2.6. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Demanding Holders with the written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and such Holders as are customary in underwritten offerings of securities. In any twelve (12) month period, the Company shall not be obligated to effect more than (x) an aggregate of three (3) Registrations pursuant to an Underwritten Demand or Underwritten Offering initiated by the BowX Investors, (y) an aggregate of three (3) Registrations pursuant to an Underwritten Demand or an Underwritten Offering initiated by the Windmill Investors and (z) an aggregate of three (3) Registrations pursuant to an Underwritten Demand or an Underwritten Offering initiated by the Anchor Investors, in each case, with respect to any of all Registrable Securities.

2.1.4 Holder Information Required for Participation in Underwritten Offering. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use commercially reasonable efforts notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting to include their Registrable Securities in such Underwritten Offering (the “Requesting Holders”) (if any) in writing that, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Common Stock or other equity

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securities that the Company desires to sell for its own account and the Class A Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and Requesting Holders who are BowX Investors and Windmill Investors (each a “Demanding BowX-Windmill Investor”) (pro rata based on the respective number of Registrable Securities that each such Demanding BowX-Windmill Investor has requested to be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding BowX-Windmill Investors have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities, (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause, the Registrable Securities of the Demanding Holders who are Anchor Investors (each a “Demanding Anchor Investor”) (Pro Rata based on the respective number of Registrable Securities that each such Demanding Anchor Investor has so requested), (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities of Requesting Holders, to the extent not covered by the foregoing clauses (Pro Rata, based on the respective number of Registrable Securities that each Requesting Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii), and (iii), the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (v) fifth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii), (iii), and (iv), the common stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.6 Underwritten Offering Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marking such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Demand pursuant to a Registration under subsection 2.1.3 shall have the right to withdraw from a Registration pursuant to an Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification (“Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration; provided that any Requesting Holding may elect to have the Company continue an Underwritten Demand if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Demand by such Requesting Holders. If withdrawn by a Demanding Holder, any Requesting Holder may elect to continue an Underwritten Demand pursuant to the proviso in the immediately preceding sentence and such Underwritten Demand shall instead count as an Underwritten Demand demanded by such Requesting Holder for purposes of subsection 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering and shall not include the Registrable Securities of such withdrawing Demanding Holder(s) in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to an Underwritten Offering prior to its withdrawal under this subsection 2.1.6.

2.2 Piggy-back Registration.

2.2.1 Piggy-back Rights. If the Company proposes to conduct a registered offering of, or to file a Registration Statement under the Securities Act with respect to an offering of, equity securities, or securities or

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other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, or (vi) for a Block Trade, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Form S-3 Shelf, not less than ten (10) days before the anticipated filing date of the prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, in such offering and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggy-back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-back Registration and shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggy-back Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggy-back Registration. If the managing Underwriter or Underwriters for a in an Underwritten Offering that is to be a Piggy-back Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggy-back Registration in writing that the dollar amount or number of the shares of Class A Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Class A Common Stock or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to this Section 2.2, and (iii) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company exceeds the Maximum Number of Securities, then:

a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration: (A) first, the Class A Common Stock or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of BowX Investors and Windmill Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Anchor Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Stock or other equity securities, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Class A Common

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Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of BowX Investors and Windmill Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Anchor Investors exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Stock or other equity securities, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggy-back Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggy-back Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggy-back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-back Registration (or, in the case of an Underwritten Registration pursuant to Rule 415, prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggy-back Registration used for marketing such transaction). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggy-back Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggy-back Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to an Underwritten Offering effected under subsection 2.1.3.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Class A Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 [Reserved].

2.5 Block Trades.

2.5.1 Notwithstanding any other provision of this Section 2, but subject to Section 3.4, if a Demanding Holder desires to effect a Block Trade (x) with a total offering price reasonably expected to exceed $50 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder; provided that the total offering price is reasonably expected to exceed $25 million in the aggregate, then such Demanding Holder shall provide written notice to the Company at least five (5) Business Days prior to the date such Block Trade will commence. The Company shall use commercially reasonable efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriters (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. In the event of a

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Block Trade, and after consultation with the Company, the Demanding Holders and the Requesting Holders (if any) shall determine the Maximum Number of Securities, the underwriter or underwriters and share price of such offering. Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement. In any twelve (12) month period, the Company shall not be obligated to effect more than (x) one (1) Block Trade demanded by the BowX Investors, (y) three (3) Block Trade demanded by the Windmill Investors and (z) one (1) Block Trade demanded by each of the Anchor Investors; provided however, that the BowX Investors, Windmill Investors and the Anchor Investors shall be entitled to make no less than six (6) Block Trade demands in the aggregate in any such twelve (12) month period. For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.5.1 shall not be counted as a demand for an Underwritten Demand or an Underwritten Offering pursuant to Section 2.1.3 hereof.

2.5.2 The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.6 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Section 2 is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use diligent efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a BowX Investor, Anchor Investor or Windmill Investor to be named as an “underwriter,” the Company shall (i) promptly notify each Holder of Registrable Securities thereof (or in the case of the Commission requiring a BowX Investor, Anchor Investor or Windmill Investor to be named as an “underwriter,” the BowX Investor, Anchor Investor or Windmill Investor) and (ii) use reasonable best efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the BowX Investors, Anchor Investors or Windmill Investors is an “underwriter.” The Holders shall have the right to select one legal counsel designated by the Holders of a majority of the Registrable Securities subject to such Registration Statement to review and oversee any registration or matters pursuant to this Section 2.6, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any BowX Investor, Anchor Investor or Windmill Investor as an “underwriter” in such Registration Statement without the prior written consent of such BowX Investor, Anchor Investor or Windmill Investor, as applicable. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five (5) days prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall (A) first be applied to Holders other than the BowX Investors, Anchor Investors or Windmill Investors with securities registered for resale under the applicable Registration Statement, (B) second be applied to the Anchor Investors with securities registered for resale under the applicable Registration Statement and (C) thereafter allocated between the BowX Investors and Windmill Investors on a Pro Rata basis based on the aggregate amount of Registrable Securities held by the BowX Investors, Anchor Investors or Windmill Investors. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Underwritten Demand hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective

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Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.3.

In the case of a Form S-1 Registration Statement filed to register the resale of Removed Shares, upon such date as the Company becomes eligible to register all of the Removed Shares for resale on a Form S-3 Shelf pursuant to the Commission Guidance and, if applicable, without a requirement that any of the BowX Investors, Anchor Investors or Windmill Investors be named as an “underwriter” therein, the Company shall use commercially reasonable efforts to file a Form S-3 Shelf as promptly as practicable to replace the applicable Form S-1 Registration Statement and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities thereunder held by the applicable Holders until all such Registrable Securities have ceased to be Registrable Securities.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission within thirty (30) days a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or the Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any Underwritten Offering of Registrable Securities, use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request to the extent such registration or qualification is required by applicable law and (ii) take such action necessary to cause such

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Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 promptly furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the Prospectus contained in such Registration Statement (including each preliminary Prospectus and any summary Prospectus) and any other Prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

3.1.8 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of any request by the Commission that the Company amend or supplement such Registration Statement or Prospectus or the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to amend or supplement such Registration Statement or Prospectus or prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.9 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;

3.1.10 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.11 as promptly as practicable, notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

3.1.12 in the event of an Underwritten Offering, permit a representative of the Holders, if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however,

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that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.13 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.14 in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.15 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.16 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.17 use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.18 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing any Holder.

3.3 Participation in Underwritten Offering.

3.3.1 No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure; Restriction on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it

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being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than thirty (30) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.2.

3.4.3 (a) During the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date ninety (90) after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable shelf Registration Statement, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.4 and, (b) during the period starting with the date fifteen (15) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date forty five (45) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable shelf Registration Statement, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, on not more than two occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period.

3.5 Covenants of the Company. As long as any Holder shall own Registrable Securities, the Company hereby covenants and agrees:

3.5.1 at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Class A Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements; and

3.5.2 reasonably promptly following the effectiveness of the shelf registration statement required by subsection 2.1.1, the Company shall cause the transfer agent to remove any restrictive legends (including any electronic transfer restrictions) from any Class A Common Stock or Private Placement Warrants held by such Holder and provide or cause any customary opinions of counsel to be delivered to the transfer agent in connection with such removal. The Company shall be responsible for the fees of the transfer agent associated with such issuance.

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3.6 [Reserved].

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein and (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Article IV; provided, that the indemnification contained in this Article IV shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and expenses (including attorneys’ fees) if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. For the avoidance of doubt, the obligation to indemnify under this Section 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total liability of a Holder under this Section 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Article IV for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation, unless (a) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in

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addition to the defenses available to such indemnifying party, (b) the indemnifying party shall have failed within a reasonable period of time to assume such defense or, having assumed such defense, has not conducted the defense of such claim actively and diligently or (c) the named parties in any such proceeding (including any impleaded parties) include both the indemnified party and the indemnifying party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interest between them, in which case the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel, in addition to any local counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). If such defense is assumed, (i) the indemnifying party shall keep the indemnified party informed as to the status of such claim at all stages thereof (including all settlement negotiations and offers), promptly submit to such indemnified party copies of all pleadings, responsive pleadings, motions and other similar legal documents and paper received or filed in connection therewith, permit such indemnified party and their respective counsels to confer with the indemnifying party and its counsel with respect to the conduct of the defense thereof, and permit indemnified party and its counsel a reasonable opportunity to review all legal papers to be submitted prior to their submission and (ii) the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). In any action hereunder as to which the indemnifying party has assumed the defense thereof with counsel satisfactory to the indemnified party, the indemnified party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but the indemnifying party shall not be obligated hereunder to reimburse the indemnified party for the costs thereof. No indemnifying party shall, without the prior written consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault, culpability or failure to act on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation that shall be in form and substance satisfactory to such indemnified party.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under this Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

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ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: WeWork Inc., 45 W. 18th Street, Floor 6, New York, NY 10011, Attention: Chief Legal Officer, Email: legal@wework.com and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company and the Holder of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by this Agreement and any Lock-Up Period applicable to such Registrable Securities.

5.2.2 Prior to the expiration of any Lock-Up Period, no Holder subject to any such Lock-Up Period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable Lock-Up Period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by this Agreement and any Lock-Up Period applicable to such Registrable Securities.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

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5.5 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected and (b) any amendment hereto or waiver hereof that adversely affects the rights of any Anchor Investor shall require the consent of such entity. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6 Other Registration Rights. Other than pursuant to the terms of the Subscription Agreements, the Company represents and warrants that no person, other than the Holders of the Registrable Securities, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include shares of the Company’s capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person. Further, with respect to the parties hereto, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. For so long as at least five percent (5%) of the shares of Class A Common Stock outstanding as of the date of this Agreement remain outstanding and constitute Registrable Securities, the Company hereby agrees and covenants that it will not grant rights to register any shares of Class A Common Stock or any other class or series of equity securities of the Company pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without the prior written consent of the Holders of a majority of the total Registrable Securities.

5.7 Term. This Agreement shall terminate, with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.2 and 3.5 and Articles IV and V shall survive any termination.

5.8 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, to the fullest extent permitted by law, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

5.9 Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto.

5.10 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:

WEWORK INC.

By:
Name:
Title:

BOWX INVESTORS:

BOWX SPONSOR, LLC

By:
Name:
Title:

21

BLACKROCK CREDIT ALPHA MASTER FUND L.P.

By: BlackRock Financial Management, Inc., in its capacity as investment advisor

By:
Name:
Title:

HC NCBR FUND

By: BlackRock Financial Management, Inc., in its capacity as investment advisor

By:
Name:
Title:

22

ANCHOR INVESTORS

SOF-X WW HOLDINGS, L.P.

By: SOF-X WW Holdings GP, L.L.C.

By:
Name:
Title:

SOF-XI WW HOLDINGS, L.P.

By: SOF-XI WW Holdings GP, L.L.C.

By:
Name:
Title:

[INSIGHT ENTITY]

By:

By:
Name:
Title:

23

WINDMILL INVESTORS:

[Major Stockholders]

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Annex J

SUBSCRIPTION AGREEMENT1

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 25th day of March, 2021, by and among BOWX ACQUISITION CORP., a Delaware corporation (the “Issuer”), and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution and delivery of this Subscription Agreement, the Issuer is entering into that certain Agreement and Plan of Merger, dated as of the date of this Subscription Agreement (as may be amended or supplemented from time to time, and including all schedules and exhibits thereto, the “Merger Agreement”), among the Issuer, WeWork, Inc., a Delaware corporation (“Windmill”), and BOWX MERGER SUBSIDIARY CORP, a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which the Issuer will acquire Windmill subject to the conditions set forth therein (the “Transaction”);

WHEREAS, in connection with, and contingent on the closing of, the Transaction, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer the number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price”), or the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber on the Closing Date (as defined below) the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer at or prior to the Closing Date;

WHEREAS, Issuer and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933 (codified at 15 U.S.C. Sec. 77a et seq., and hereinafter the “Securities Act”); and

WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into: (a) separate subscription agreements, with certain other investors that are key anchor investors with an aggregate purchase price of $250,000,000 (collectively the “Key Anchor Investors” and such investment, the “Key Anchor Investment”); and (b) separate subscription agreements (collectively, the “Other Subscription Agreements”) with certain investors (other than the Key Anchor Investors) (the “Other Subscribers”) with an aggregate purchase price of $550,000,000 (inclusive of the Purchase Price).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. SUBSCRIPTION. Subject to the terms and conditions hereof, at the Closing (defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”). Notwithstanding anything herein to the contrary, the consummation of the Subscription is contingent upon the subsequent occurrence of the closing of the Transaction.

2. CLOSING.

(a) [Subject to the satisfaction or waiver of the conditions set forth in Section 2(c), the closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date (the “Closing Date”), and immediately

[1]	For the Key Anchor Investors, bracketed and/or footnoted provisions illustrate certain additional or alternative key provisions that were included in the forms specific to the Key Anchor Investors.

1

prior to, the closing of the Transaction. Not less than five (5) business days prior to the scheduled Closing Date (the “Scheduled Closing Date”), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of the Scheduled Closing Date. Subscriber shall deliver to the Issuer at least two (2) business days prior to the Closing Date, to be held in escrow until the Closing, the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice. On the Closing Date, the Issuer shall deliver to Subscriber the Acquired Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book entry form, and as promptly as practicable after the Closing, evidence from the Issuer’s transfer agent of the issuance to the Subscriber of the Acquired Shares on and as of the Closing Date, and the Purchase Price shall be released from escrow automatically and without further action by the Issuer or Subscriber. In the event the Closing does not occur within two (2) business days of the Scheduled Closing Date, the Issuer shall promptly (but not later than one (1) business days thereafter) return the Purchase Price to Subscriber, and any book-entries for the Acquired Shares shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Subscriber of its obligation to purchase the Acquired Shares at the Closing upon the delivery by the Issuer of a subsequent Closing Notice in accordance with this Section 2(a).]

[In place of the above, the below will be included for mutual funds:

Subject to the satisfaction or waiver of the conditions set forth in Section 2(c), the closing of the Subscription contemplated hereby (the “Closing”) shall occur on a date (the “Closing Date”) specified in the Closing Notice (as defined below), which date shall be no more than two (2) business days immediately prior to the anticipated closing date of the Transaction (the “Transaction Closing Date”). Not less than five (5) business days prior to the anticipated Transaction Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Transaction Closing Date. On the Closing Date, (i) Subscriber shall deliver to the Issuer the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to the account(s) specified by the Issuer in the Closing Notice, which account(s) shall not be escrow account(s) and (ii) prior to the release of its payment of the Purchase Price for the Acquired Shares by the Subscriber, the Issuer shall issue and deliver to Subscriber (1) the Acquired Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book entry form in the name of the Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable; and (2) copy of the records of the Issuer’s transfer agent showing Subscriber (or its nominee in accordance with its delivery instructions) as the registered holder of the Acquired Shares on and as of the Closing Date. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. If the Transaction Closing Date does not occur within two (2) business days after the expected Transaction Closing Date, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries or share certificates shall be deemed cancelled; provided that unless this Subscription Agreement has been terminated pursuant to Section 7 hereof, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Acquired Shares at the Closing upon delivery by the Issuer of a subsequent Closing Notice in accordance with this Section 2(a).]

(b) Each book entry for the Acquired Shares shall contain a notation in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.”

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(c) The Closing shall be subject to the satisfaction on the Closing Date, or the waiver by each of the parties hereto, of each of the following conditions:

(i) (x) solely with respect to Subscriber’s obligation to close, the representations and warranties made by the Issuer, and (y) solely with respect to the Issuer’s obligation to close, the representations and warranties made by Subscriber, in each case in this Subscription Agreement, shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), as the case may be, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), as the case may be, which representations and warranties shall be true and correct in all respects) as of such date), in each case without giving effect to the consummation of the Transaction; and

(ii) solely with respect to Subscriber’s obligations to close, the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing; and

(iii) solely with respect to the Issuer’s obligations to close, Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Subscriber to consummate the Closing.

(d) The Closing shall be subject to the satisfaction on the Closing Date, or the waiver by the Subscriber, of each of the following conditions:

(i) no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date hereof (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby;

(ii) all conditions precedent to the closing of the Transaction as set forth in the Merger Agreement, including approval by the Issuer’s stockholders, shall have been satisfied or (to the extent permitted by applicable law) waived (as determined by the parties to the Merger Agreement and other than those conditions that, by their nature, (A) may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the closing of the Transaction, or (B) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements);

(iii) (A) there shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that Subscriber would reasonably expect to receive under the Subscription Agreement, unless Subscriber has consented to such amendment and (B) there shall have been no amendment, modification or waiver of any Other Subscription Agreement that materially benefits the Other Subscriber thereunder unless the Subscriber has been offered substantially the same benefits2; and

(iv) there shall not be in force any injunction or order enjoining or prohibiting the issuance and sale of the Acquired Shares under this Subscription Agreement, and the Acquired Shares shall be approved for listing on Nasdaq (or such other applicable stock exchange upon which the Class A Shares are approved for

[2]

For the Key Anchor Investors, closing conditions also included, as applicable to the particular Key Anchor Investor, no amendment, waiver or modification to the Key Anchor Investment, subject to certain exceptions.

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listing at the time of Closing, subject only to (A) the requirement to have a sufficient number of round lot holders and (B) official notice of listing.

(v) [(A) Sections 4.24, 7.6(a)(iii)/7.6(b) and 9.2(a)(iv) of the Merger Agreement and the definition of “Exchange Ratio” set forth therein and any definitions used in the foregoing sections (including the definition of “Exchange Ratio”) (as the same exists on the date of this Subscription Agreement) shall not have been amended or waived in any manner without Subscriber’s prior written consent and (B) the PIPE Investment Amount (as defined in the Merger Agreement) shall be no less than $700,000,000, which amount shall include (i) an investment of at least $125,000,000 in the aggregate from [the other Key Anchor Investor] and their affiliates and any investment funds controlled by their affiliates, (ii) an investment of at least $15,000,000 from investors identified, cultivated or referred by Bow Capital or otherwise associated with Bow Capital, and (iii) an investment of at least $10,000,000 in the aggregate from The Obsidian Master Fund and its affiliates and any investment funds controlled by its affiliates; and

(vi) the Sponsor Lock-Up Agreement, Specified Company Stockholder Lock-Up Agreement, SBG Secured Notes Letter Agreement and the Credit Support Letter Agreement (as such terms are defined in the Merger Agreement) (as the same exist on the date of this Subscription Agreement) shall be in full force and effect and shall not have been amended or waived in any manner without Subscriber’s prior written consent.]

(e) At or prior to the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably mutually deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

3. ISSUER REPRESENTATIONS AND WARRANTIES. The Issuer represents and warrants to Subscriber that:

(a) The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Acquired Shares have been duly authorized by the Issuer and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws or under the laws of the State of Delaware or pursuant to any agreement or other instrument to which the Issuer is a party or by which it is otherwise bound.

(c) This Subscription Agreement, the Other Subscription Agreements, the subscription agreements related to the Key Anchor Investment and the Merger Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and are enforceable against the Issuer in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) The execution and delivery by the Issuer of the Transaction Documents, and the performance by the Issuer of its obligations under the Transaction Documents, including the issuance and sale of the Acquired Shares and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with The Nasdaq Stock Market LLC (the “Nasdaq”) marketplace rules or the rules of such other applicable stock exchange on which the Issuer’s or its successor’s common stock is then listed, and the consummation of the other transactions contemplated herein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic

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or foreign, having jurisdiction over the Issuer or any of its properties that, in the cases of clauses (i) and (iii), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer (a “Material Adverse Effect”) or materially affect the validity or enforceability of the Acquired Shares or the ability or legal authority of the Issuer to comply in all material respects with this Subscription Agreement.

(e) The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the United States Securities and Exchange Commission (the “Commission”) of the Registration Statement (as defined below), (ii) the filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 10(m), (iv) those required by the Nasdaq or such other applicable stock exchange on which the Issuer’s common stock is then listed, including with respect to obtaining stockholder approval, and (v) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Nasdaq or such other applicable stock exchange on which the Issuer’s or its successor’s common stock is listed. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the Nasdaq or the Commission with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on the Nasdaq. The Issuer has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act or the listing of the Class A Shares on the Nasdaq (unless such termination on the Nasdaq is in order to switch the listing to the New York Stock Exchange or to provide for a successor listing in connection with the Transaction).

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement.

(h) Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

(i) The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Issuer with the Commission since its initial registration of the Class A Shares (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act or the Securities Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act or the Securities Act (except to the extent that information contained in any SEC Document has been superseded by a later timely filed SEC Document) contained, when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the Staff of the Commission with respect to any of the SEC Documents. The financial statements of the Issuer included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Issuer as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments.

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(j) Other than as disclosed in the Issuer’s filings with the SEC, in connection with the Transactions, the Issuer has not entered into any subscription agreement, side letter or similar agreement or understanding with any other investor in the Transaction in connection with such investor’s direct or indirect investment in the Issuer other than as contemplated by the Merger Agreement, the Other Subscription Agreements and the Key Anchor Investment. The Other Subscription Agreements reflect the same Share Purchase Price and other terms with respect to the purchase of the Class A Shares thereunder that are not more advantageous to such subscriber thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of their Class A Shares thereunder. For the avoidance of doubt, this Section 3(j) shall not apply to any document entered into in connection with the Key Anchor Investment; provided, however, that such Key Anchor Investment shall be with respect to the same class of common stock being acquired by the Subscriber hereunder and at the same Share Purchase Price.3

(k) Except for placement fees payable to UBS Securities LLC and PJT Partners, LP, in their capacities as placement agents for the offer and sale of the Acquired Shares (in such capacities, the “Placement Agents”), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate, as defined in Rule 144 under the Securities Act (“Affiliate”), of the Issuer. None of the foregoing shall create any liability on the Subscriber.

(l) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Issuer or, to the Issuer’s knowledge, any Issuer Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “Issuer Covered Person” means, with respect to the Issuer as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1). The Issuer represents that it has exercised reasonable care to determine the accuracy of the representation made by the Issuer in this paragraph.

(m) The Issuer is in compliance with all laws that are applicable to the conduct of its business as currently conducted, other than where failure to comply with any such law would not be reasonably expected to have a Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(n) As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of (i) 87,500,000 Class A Shares, of which 48,300,000 are issued and outstanding, (ii) 12,500,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”), of which 12,075,000 are issued and outstanding and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”), of which no shares are issued and outstanding. As of the date of this Subscription Agreement, the Issuer has 16,100,000 public warrants outstanding and 7,733,333 private placement warrants outstanding. Each private placement warrant and public warrant is exercisable for one Class A Share at an exercise price of $11.50 per share. Prior to the Closing Date, the Issuer has no subsidiaries (other Merger Sub) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. Except as set forth above and pursuant to the Other Subscription Agreements, the Key Anchor Investment and the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any Class A Shares, Class B Shares, Preferred Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by the Issuer containing anti-dilution provisions that will be triggered by the issuance of (i) the Acquired Shares, (ii) the Class A Shares to be issued pursuant to any Other Subscription Agreement or the subscription agreements related to the Key Anchor Investment or (iii) the Class A Shares to be issued pursuant to the Merger Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

[3]	For the Key Anchor Investors, this last sentence was not included and this representation covered the Key Anchor Investors, subject to certain exceptions.

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(o) As of their respective filing dates, all reports required to be filed by Issuer with the U.S. Securities and Exchange Commission (the “SEC”) (the “SEC Reports”) complied in all material respect with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder. None of the SEC Reports filed under the Exchange Act included, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Issuer has timely filed with the SEC each SEC Report that Issuer was required to file with the SEC. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(p) Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(q) The Issuer is not, and immediately after receipt of payment for the Acquired Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(r) The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Acquired Shares may be pledged by the undersigned in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the undersigned effecting a pledge of Acquired Shares shall not be required to provide the Issuer with any notice thereof; provided, however, that neither the Issuer nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Acquired Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by the Issuer in all respects.

(s) [The Issuer acknowledges that there have been no representations, warranties, covenants or agreements made to the Issuer by Subscriber or any of its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement.]

4. SUBSCRIBER REPRESENTATIONS AND WARRANTIES. Subscriber represents and warrants that:

(a) Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any

7

judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement.

(d) Subscriber, or each of the funds managed by or affiliated with Subscriber for which Subscriber is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) [or (8)] under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. [Subscriber has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act.] Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares.

(e) Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions thereof have been met or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that it may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

(f) Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Issuer or any of its officers or directors, the Placement Agents or any of their respective officers, employees or representatives (together with the Placement Agents, the “Agents”), or any other party to the transaction, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement. Moreover, the Subscriber acknowledges that PJT Partners LP is acting both as a Placement Agent to the Issuer and as the financial advisor to Windmill.

(g) Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(h) In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent investigation and the Issuer’s representations, warranties and covenants contained herein [or in any other Transaction Document]. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Agents or any of their respective Affiliates, or any of their respective officers, directors, employees or representatives concerning the Issuer, the Transaction or the Acquired Shares or the offer and sale of the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review such

8

financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer and the Transaction and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber’s investment in the Acquired Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that he, she or it has had an adequate opportunity to review the Issuer’s filings with the Commission. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. Subscriber has been furnished with all materials that it considers relevant to an investment in the Acquired Shares, has had an opportunity to ask questions of and receive answers from the Issuer or any person or persons acting on behalf of the Issuer concerning the terms and conditions of the offering of the Acquired Shares to Subscriber; and that Subscriber is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, including, without limitation, the Agents, except for the statements, representations and warranties of the Issuer contained in this Subscription Agreement [or in any other Transaction Document].

(i) Subscriber acknowledges that it has not relied on the Agents in connection with its determination as to the legality of its acquisition of the Acquired Shares or as to the other matters referred to herein and the Subscriber has not relied on any investigation that the Agents, any of their respective Affiliates or any person acting on their behalf have conducted with respect to the Acquired Shares, the Issuer or Windmill. Subscriber further acknowledges that it has not relied on any information contained in any research reports prepared by the Agents or any of their respective Affiliates.

(j) Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer, Windmill, or one of the Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or one of the Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(k) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber will not look to the Agents for all or part of any such loss or losses the Subscriber may suffer and is able to sustain a complete loss on its investment in the Acquired Shares.

(l) Subscriber acknowledges and agrees that none of the Agents nor any Affiliate of any of the Agents (or any officer, director, employee or representative of any of the Agents or any Affiliate thereof) has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Subscriber acknowledges that the Agents, any Affiliate of any of the Agents (or any officer, director, employee or representative of any of the Agents or any Affiliate thereof) (i) have not made any representation as to the Issuer, Windmill, Windmill’s credit quality or the quality of the Acquired Shares, (ii) may have acquired non-public information with respect to the Issuer which Subscriber agrees need not be provided to it, (iii) have made no independent investigation with respect to the Issuer or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer, (iv) have not acted as Subscriber’s financial advisor or fiduciary in connection with the issue and purchase of the Acquired Shares, (v) have not prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares and (vi) may have existing or future business relationships with the Issuer and Windmill (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests

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arising therefrom without regard to the consequences for a holder of Acquired Shares, and that certain of these actions may have material and adverse consequences for a holder of Acquired Shares.

(m) Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.

(o) Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”) Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

(p) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that [(i) it has not relied on the Issuer or any of its affiliates (the “Transaction Parties”) as the Plan’s fiduciary with respect to its decision to acquire and hold the Acquired Shares, (ii) it has not relied on any investment advice from the Transaction Parties with respect to any decision to acquire, continue to hold or transfer the Acquired Shares] [(i) to its knowledge, neither Issuer, nor any of its respective Affiliates that the Issuer has disclosed to Subscriber for purposes of determining compliance with this section (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares; (ii) the decision to invest in the Acquired Shares has been made at the recommendation or direction of an “independent fiduciary” (“Independent Fiduciary”) within the meaning of US Code of Federal Regulations 29 C.F.R. section 2510.3 21(c), as amended from time to time (the “Fiduciary Rule”) who is (A) independent of the Transaction Parties; (B) is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies (within the meaning of the Fiduciary Rule); (C) is a fiduciary (under ERISA and/or section 4975 of the Code) with respect to Subscriber’s investment in the Acquired Shares and is

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responsible for exercising independent judgment in evaluating the investment in the Acquired Shares; and (D) is aware of and acknowledges that (I) none of the Transaction Parties is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the purchaser’s or transferee’s investment in the Acquired Shares, and (II) the Transaction Parties have a financial interest in the purchaser’s investment in the Acquired Shares on account of the fees and other remuneration they expect to receive in connection with transactions contemplated hereunder].

(q) Subscriber will have at the Closing sufficient funds to pay the Purchase Price pursuant to Section 2(a).

5. Additional Subscriber Agreement. Subscriber hereby agrees that neither Subscriber nor any person or entity acting on its behalf or pursuant to any understanding with it will engage in any Short Sales with respect to the Acquired Shares during the period from the date of this Subscription Agreement until the Closing (or such earlier termination of this Subscription Agreement pursuant to its terms). For purposes of this Section 5, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis) and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the limitations set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Subscription Agreement.

6. REGISTRATION RIGHTS.4

(a) The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transaction (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligation to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 6. The Issuer will provide a draft of the Registration Statement to

[4]	For the Key Anchor Investors, registration rights are instead set forth in the Amended and Restated Registration Rights Agreement.

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Subscriber for review at least two (2) business days in advance of filing the Registration Statement and will consider in good faith all reasonable comments provided by Subscriber for inclusion therein. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that a Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the Class A Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Class A Shares by Subscriber and the other selling stockholders named therein or otherwise, such Registration Statement shall register for resale such number of Class A Shares which is equal to the maximum number of Class A Shares as is permitted by the Commission. In such event, the number of Class A Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. In the event the Commission informs the Issuer that all of such Class A Shares cannot, as a result of the application of Rule 415 of the Securities Act, be registered for resale on the Registration Statement, the Issuer agrees to promptly inform Subscriber thereof and use its commercially reasonable efforts to file amendments to the Registration Statement as required by the Commission, covering the maximum number of Class A Shares permitted to be registered by the Commission, on Form S-1 or such other form available to register for resale such shares as a secondary offering.

(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Acquired Shares or (ii) the date all Acquired Shares held by Subscriber are sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to Affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable, and (iii) three (3) years from the effective date of the Registration Statement.

(ii) advise Subscriber within five (5) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) after it shall receive notice or obtain knowledge thereof, of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Subscriber;

(3) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

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Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events described in this Section 6(b)(ii), provide the Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above may constitute material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated in Section 6(b)(ii)(5), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Acquired Shares to be listed on each securities exchange or market, if any, on which the Class A Shares issued by the Issuer have been listed;

(vi) use its commercially reasonable efforts (i) to take all other steps necessary to effect the registration of the Acquired Shares contemplated hereby and (ii) to file all reports and other materials required to be filed by the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Acquired Shares under Rule 144 for so long as the Subscriber holds Acquired Shares; and

(vii) upon Subscriber’s request, deliver all the necessary documentation to cause the Issuer’s transfer agent to remove the legend set forth above in Section 2(b), as promptly as practicable and no later than two (2) business days after such request, when the Acquired Shares are sold pursuant to Rule 144 under the Securities Act or the Registration Statement or may be sold without restriction under Rule 144. In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Acquired Shares without any such legend. If restrictive legends are no longer required for the Acquired Shares pursuant to the foregoing, the Issuer shall, reasonably promptly following any request therefor from Subscriber accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the transfer agent irrevocable instructions that the transfer agent shall make a new, unlegended entry for the Acquired Shares.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the Issuer determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or if such filing or use could materially affect a bona fide business or financing transaction of the Issuer or its subsidiaries or would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that

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it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales; provided, for the avoidance of doubt, that the Issuer shall not include any material non-public information in any such written notice. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

(d) Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6(d) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

(e) For purposes of this Section 6, “Acquired Shares” shall mean, as of any date of determination, the Acquired Shares purchased by Subscriber pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall include any person to whom the rights under this Section 6 shall have been duly assigned.

(f) Issuer shall indemnify Subscriber (to the extent a seller under the Registration Statement), notwithstanding any termination of this Subscription Agreement, its officers, directors, partners, members, managers, employees, stockholders, advisers and agents, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and officers, directors, partners, members, managers, employees, stockholders, advisers and agents of each such controlling person to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, to the extent such Losses arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement (or incorporated by reference therein), any prospectus included in the Registration Statement or any form of prospectus or in any amendment thereof or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, that such untrue statements or alleged untrue statements or omissions or alleged omissions, are based upon information regarding Subscriber furnished in writing to Issuer by Subscriber expressly for use therein or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6; provided, that the indemnification contained in this Section 6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed),.

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(g) Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent such Losses arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or alleged untrue statements, or omissions, or alleged omissions, are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided that (i) the liability of Subscriber shall be several and not joint with any other investor and (ii) in no event shall the liability of Subscriber exceed the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which Subscriber is aware.

(h) If the indemnification provided under this Section 6 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 6 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6 from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 6(h) shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with the terms therein, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2(c) or Section 2(d) are not satisfied on or prior to the Closing Date and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing or (d) October 31, 2021, subject to extension in accordance with Section 10.1(f) of the Merger Agreement (as the same exists as of the date hereof); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 7, any monies paid by the Subscriber to the Issuer in connection herewith shall be promptly (and in any event within one (1) business day after such termination) returned to the Subscriber.

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8. Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated August 4, 2020 (the “Prospectus”), available at www.sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Issuer, its public stockholders and the underwriters of the Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, in each case, arising out of this Subscription Agreement, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 8 [(i) shall serve to limit or prohibit the Subscriber’s right to pursue a claim against Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (ii) shall serve to limit or prohibit any claims that the Subscriber may have in the future against Issuer’s assets or funds that are not held in the Trust Account or (iii)] shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Issuer.

9. Exculpation of Placement Agents. Subscriber acknowledges and agrees for the express benefit of the Placement Agents, and their Affiliates and their Affiliates’ respective officers, directors, employees or representatives that neither the Placement Agents, nor any of their Affiliates or any of their or their Affiliates’ officers, directors, employees or representatives shall be liable to any Subscriber, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Acquired Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares by such Subscriber.

10. Miscellaneous.

(a) Each party hereto acknowledges that the other party hereto will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto if any of the acknowledgments, understandings, agreements, representations and warranties made by such party as set forth herein are no longer accurate in all material respects. The parties hereto further acknowledge and agree that each of the Placement Agents is entitled to rely on, and is a third-party beneficiary of Section 9 and the representations and warranties of the Issuer and the Subscriber contained in Section 3 and Section 4, respectively.

(b) Each of the Issuer and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, prior to the Closing, Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement; provided, that, such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Subscription Agreement, makes the representations and warranties in Section 4 and completes Schedule A hereto. In the event of such a transfer or assignment, Subscriber shall update Schedule B to provide the information required therein.

(d) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

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(e) The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall promptly provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that the Issuer agrees to keep any such information provided by Subscriber confidential.

(f) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 7 above) except by an instrument in writing, signed by each of the parties hereto.

(g) This Subscription Agreement [, together with the Merger Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Sponsor Lock-Up Agreement, the Specified Company Stockholder Lock-Up Agreement, the SBG Secured Notes Letter Agreement and the Credit Support Letter Agreement (each as defined in the Merger Agreement) (together, the “Transaction Documents”)] constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in [Section 6(f), Section 6(g), Section 6(h) and Section 10(a)] [Section 10(a)] with respect to the persons referenced therein (who shall be express third party beneficiaries of and entitled to enforce such provision), this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties hereto shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j) This Subscription Agreement may be executed and delivered in two (2) or more counterparts (including by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or other transmission method), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(k) Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(l) Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (c) when sent, if sent on a business day prior to 5:00 p.m. New York City time, with no mail undeliverable or other rejection notice, if sent by email, or on the business day following the day when sent, if sent on a day that is not a business day or after 5:00 p.m. New York City time on a business day, with no mail undeliverable or other rejection notice, if sent by email, or (d) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	if to Subscriber, to such address or addresses set forth on the signature page hereto;

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(ii)	if to the Issuer, to:

BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025

Attn:  Vivek Ranadive

          Murray Rode

Email: vivek@bowcapital.com

            murray@bowcapital.com

with a required copy to (which copy shall not constitute notice):

Cooley LLP

101 California Street 5th Floor

San Francisco, CA 94111

Attn: David Peinsipp

Email: dpeinsipp@cooley.com; and

(iii)	if to the Placement Agents, to:

UBS Securities LLC

1285 Avenue of the Americas

New York, NY 10019

Attn: Pedro Bollmann

Email: pedro.bollmann@ubs.com

and

PJT Partners, LP

280 Park Avenue

New York, NY 10017

Attn: Tim O’Connor

Email: tim.oconnor@pjtpartners.com

with a required copy to (which copy shall not constitute notice):

Paul Hastings LLP

515 South Flower Street, Twenty-Fifth Floor

Los Angeles, CA 90071

Attn: Jonathan Ko

Email: jonathanko@paulhastings.com

(m) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK IN NEW YORK COUNTY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR

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THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10(l) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(m).

(n) The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby, the Transaction, and any other material, nonpublic information that the Issuer has provided to Subscriber at any time prior to the filing of the Disclosure Document. [From and after the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, nonpublic information received from the Issuer or any of its officers, directors or employees. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its Affiliates or investment advisers, or include the name of Subscriber or any of its Affiliates or investment advisers (i) in any press release or marketing materials without the prior written consent of Subscriber or (ii) in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law in connection with the Registration Statement, (B) the filing of this Subscription Agreement (or a form of this Subscription Agreement) with the Commission, (C) the filing of the Schedule 14A, S-4 and related proxy materials to be filed by the Issuer with respect to the Transaction and (D) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of the Nasdaq or such other applicable stock exchange on which the Issuer’s common stock is then listed, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under this subclause (ii).] [From and after the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from the Issuer or any of its officers, directors or employees. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its Affiliates or investment advisers, or include the name of Subscriber or any of its Affiliates or investment advisers in any press release or in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law in connection with the Registration Statement and the filing of the Schedule 14A, S-4 and related proxy materials to be filed by

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the Issuer with respect to the Transaction and (B) to the extent such disclosure is required by law, at the request of the Staff of the Commission or regulatory agency or under the regulations of the Nasdaq, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under this Section 10(n) and the opportunity to comment on such disclosure, which comments shall be considered in good faith.]

(o) Remedies. The parties agree that irreparable damage would occur if any provision of this Subscription Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement or to enforce specifically the performance of the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 10(m), in addition to any other remedy to which any party is entitled at law or in equity.

(p) Non-Reliance and Exculpation. [Without limiting any other provision in this Subscription Agreement or any provision in any other Transaction Document,] The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in [Section 3 of] this Subscription Agreement [or in any Transaction Document], in making its investment or decision to invest in the Issuer. [Without limiting any other provision in this Subscription Agreement or any provision in any other Transaction Document,] The Subscriber acknowledges and agrees that none of (i) any Other Subscriber pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Class A Shares (including the subscriber’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing[, (iii) any other party to the Transaction Documents (other than the Issuer), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of the Issuer, Windmill or any other party to the Transaction Documents] [or (iii) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of the Issuer, Windmill or any other party to the Transaction Documents] shall be liable to the Subscriber, or to any Other Subscriber, pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Class A Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Class A Shares.

(q) [Revolving Credit Borrowings Sublimit. WeWork Companies LLC, which shall be a party to this Subscription Agreement solely for the purposes of this Section 10(q), will use best efforts to obtain a $250 million sublimit for revolving credit borrowings in connection with the extension of the Company Credit Agreement (as defined in the Merger Agreement).]

(r) The obligations of the Subscriber under this Subscription Agreement are several and not joint with the obligations of any other investor under the Other Subscription Agreements, and the Subscriber shall not be responsible in any way for the performance of the obligations of any other investor under any Other Subscription Agreement or the subscription agreements relating to the Key Anchor Investment. The decision of the Subscriber to purchase the Acquired Shares pursuant to this Subscription Agreement has been made by the Subscriber independently of any other investor and independently of any information, materials, statements opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, Windmill or any of their respective subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither the Subscriber nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement or the subscription agreements related to the Key Anchor Investment, and no action taken by the Subscriber or any other investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and any other investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the

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Subscriber and any other investor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement, the Other Subscription Agreements and the subscription agreements related to the Key Anchor Investment. The Subscriber acknowledges that no other investor has acted as agent for the Subscriber in connection with making its investment hereunder and no other investor will be acting as agent of the Subscriber in connection with monitoring its investment in the Acquired Shares or enforcing its rights under this Subscription Agreement.

(s) If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of the Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of the Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of the Subscriber or any affiliate thereof individually but are binding only upon the Subscriber or any affiliate thereof and its assets and property.

[Signature pages follow]

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IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

BOWX ACQUISITION CORP.

By:
Name:
Title:

Date: _____________________, 2021

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SUBSCRIBER: Signature of Subscriber:

By:
Name:
Title:
Date: , 2021

Name of Subscriber: (Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different):

Email Address: __________________________

Subscriber’s EIN: _________________________

Address:

Attn:_________________________________

Telephone No.: __________________________

Facsimile No.: __________________________

Aggregate Number of Acquired Shares subscribed for: __________________

Aggregate Purchase Price: $_________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

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[WEWORK COMPANIES LLC (solely for Section 10(q))

By:
Name:
Title:]

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SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐	Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.

*** OR ***

B.	ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraph):

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

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☐ Any natural person who had an individual income in excess of $200,000 in each of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

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SCHEDULE B

SCHEDULE OF TRANSFERS

Subscriber’s Subscription was in the amount of _________________Class A Shares. The following transfers of a portion of the Subscription have been made:

Date of Transfer or Reduction	Transferee	Number of Transferee Acquired Shares Transferred or Reduced	Subscriber Revised Subscription Amount

Schedule B as of ______________, 20__, accepted and agreed to as of this ____ day of ____________, 20__ by:

BOWX ACQUISITION CORP.

By:
Name:
Title:

Signature of Subscriber: [SUBSCRIBER]

By:
Name:
Title:

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Annex K

SPONSOR SUPPORT AGREEMENT

THIS SPONSOR SUPPORT AGREEMENT (this “Sponsor Agreement”) is dated as of March 25, 2021, by and among BOWX SPONSOR, LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), BOWX ACQUISITION CORP., a Delaware corporation (“Acquiror”), and WEWORK, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of Acquiror Class B Common Stock (“Acquiror Sponsor Shares”) and Acquiror Warrants as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, on the terms and conditions set forth therein, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Merger Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier of (a) and (b), the “Expiration Time”) and (c) the liquidation of Acquiror, each

1

Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Acquiror Sponsor Shares or Acquiror Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Acquiror Sponsor Shares or Acquiror Warrants owned by such Sponsor or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any Acquiror Sponsor Shares, Acquiror Warrants or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Acquiror Sponsor Shares or Acquiror Warrants of, on or affecting the Acquiror Sponsor Shares or Acquiror Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Acquiror Sponsor Shares, Acquiror Warrants or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Acquiror Sponsor Shares or other equity securities of Acquiror after the date of this Sponsor Agreement (such Acquiror Sponsor Shares, Acquiror Warrants or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the Acquiror Sponsor Shares or Acquiror Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsor Holdco and the Director Holders (as defined therein) shall deliver to Acquiror and the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among Acquiror, the Company, the Sponsor Holdco, the Major Company Stockholders, and certain of their respective Affiliates, in substantially the form attached as Exhibit A to the Merger Agreement.

SECTION 1.5 Forfeiture. Effective as of and conditioned upon the Effective Time, Sponsors shall irrevocably forfeit and surrender to the Company, for no consideration, an aggregate of 3,000,000 Acquiror Sponsor Shares, which Acquiror Sponsor Shares shall thereupon be cancelled by the Company and be no longer outstanding (the “Forfeiture”); provided, that such Forfeiture obligation shall be reduced on a share-for-share basis by the number of Acquiror Sponsor Shares irrevocably forfeited and surrendered to the Company by Persons other than Sponsors on the terms described in this Section 1.5.

Section 1.6 Sponsor Agreements.

(a) At any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Acquiror Sponsor Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Acquiror Sponsor Shares:

(i) in favor of each Transaction Proposal;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror;

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(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals) that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Transaction Proposals in any material respect; and

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or any Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in the Sponsor Letter Agreement, including the obligations of the Sponsors pursuant to Section 9 therein to not redeem any Acquiror Sponsor Shares owned by such Sponsor in connection with the transactions contemplated by the Merger Agreement.

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Merger Agreement pursuant to Article X thereof, other than pursuant to the Forfeiture and the lock-up agreement by and between Sponsor Holdco, the Company and Acquiror dated as of the date hereof pursuant to which Acquiror may not sell, transfer or assign Acquiror Shares for a period of one (1) year, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Sponsor Letter Agreement.

Section 1.7 Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.8 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.9 Waiver of Anti-Dilution. Sponsors, who together are holders of at least a majority of the Acquiror Sponsor Shares outstanding as of the date hereof, hereby waive, pursuant to and in compliance with the provisions of the Certificate of Incorporation of Sponsor Holdco (the “Certificate”), any adjustment to the Initial Conversation Ratio set forth in Section B(2)(ii) of Article Fourth of the Certificate, and any rights to other anti-dilution protections with respect to Acquiror Sponsor Shares, that may result from the PIPE Investment and/or the consummation of the Transactions.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed,

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organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s Acquiror Sponsor Shares and Acquiror Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Acquiror Sponsor Shares or Acquiror Warrants (other than transfer restrictions under the Securities Act)) affecting any such Acquiror Sponsor Shares or Acquiror Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Acquiror Governing Documents, (iii) the Merger Agreement, (iv) the Sponsor Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s Acquiror Sponsor Shares and Acquiror Warrants are the only equity securities in Acquiror owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s Acquiror Sponsor Shares or Acquiror Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Acquiror Sponsor Shares or Acquiror Warrants, except as provided hereunder and under the Sponsor Letter Agreement. Other than the Acquiror Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor, does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s Acquiror Sponsor Shares or Acquiror Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

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ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Acquiror and (c) the written agreement of the Sponsor, Acquiror, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Sponsor Agreement, and all claims or causes of action based upon, arising out of, or related to this Sponsor Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH

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SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6 Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email, addressed as follows:

If to Acquiror:

BowX Acquisition Corp.

2400 Sand Hill Road, Suite 200

Menlo Park, California 94025

Attention:       Vivek Ranadive

                         Murray Rode

Email:             vivek@bowcapital.com

                         murray@bowcapital.com

with copies to (which will not constitute notice):

Cooley LLP

101 California Street, 5th Floor

San Francisco, California 94111

Attention:        Jamie Leigh

                         Garth Osterman

                         Kevin Cooper

Email:             jleigh@cooley.com

                         gosterman@cooley.com

                         kcooper@cooley.com

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If to the Company:

WeWork, Inc.

45 W. 18th Street, Floor 6

New York, NY 10011

Attention:       Chief Legal Officer

Email:             legal @wework.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Howard L. Ellin

C. Michael Chitwood

Graham Robinson

Laura P. Knoll

Email: Howard.Ellin@skadden.com

Michael.Chitwood@skadden.com

Graham.Robinson@skadden.com

Laura.Knoll@skadden.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Howard L. Ellin

C. Michael Chitwood

Graham Robinson

Laura P. Knoll

Email: Howard.Ellin@skadden.com

Michael.Chitwood@skadden.com

Graham.Robinson@skadden.com

Laura.Knoll@skadden.com

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

BOWX SPONSOR, LLC

By:
Name: Vivek Ranadivé
Title: Chairman and Co-Chief Executive
Officer

Name: Murray Rode

Name: Eric C.W. Dunn

Name: Lori Wright

Name: Vijay Advani

[SIGNATURE PAGE TO SPONSOR SUPPORT AGREEMENT]

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

ACQUIROR:

BOWX ACQUISITION CORP.

By:
Name: Vivek Ranadivé
Title: Chairman and Co-Chief Executive
Officer

[SIGNATURE PAGE TO SPONSOR SUPPORT AGREEMENT]

IN WITNESS WHEREOF, the Sponsors, Acquiror, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

COMPANY:

WEWORK, INC.

By:
	Name:	Jared DeMatteis
	Title:	Chief Legal Officer and Secretary

[SIGNATURE PAGE TO SPONSOR SUPPORT AGREEMENT]

SCHEDULE I

ACQUIROR SPONSOR SHARES AND ACQUIROR WARRANTS

Sponsor	Acquiror Sponsor Shares		Acquiror Warrants
BowX Sponsor, LLC c/o BowX Acquisition Corp. 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025	7,920,934		4,938,581
Murray Rode c/o BowX Acquisition Corp. 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025	1,425,600	(1)	38,673	(1)
Eric C.W. Dunn c/o BowX Acquisition Corp. 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025	36,000		—
Lori Wright c/o BowX Acquisition Corp. 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025	36,000		—
Vijay Advani c/o BowX Acquisition Corp. 2400 Sand Hill Rd., Suite 200, Menlo Park, CA 94025	36,000		—

(1)

Messrs. Ranadive and Rode may be deemed to beneficially own securities held by BowX Sponsor, LLC by virtue of their shared control over BowX Sponsor, LLC. Each of Messrs. Ranadive and Rode disclaims beneficial ownership of securities held by BowX Sponsor, LLC

SCHEDULE II TO SPONSOR SUPPORT AGREEMENT

Annex L

STOCKHOLDER SUPPORT AGREEMENT

This Stockholder Support Agreement (this “Agreement”) is dated as of March 25, 2021, by and among BowX Acquisition Corp., a Delaware corporation (“Acquiror”), [SB WW Holdings (Cayman) Limited][SVF Endurance (Cayman) Limited] (the “Company Stockholder”), and WeWork Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of such number of shares of Company Capital Stock as are indicated on Schedule I attached hereto (all such shares of Company Capital Stock, together with any shares of Company Capital Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired (including by way of tender offer) by the Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, BowX Merger Subsidiary Corp., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, Merger Sub will be merged with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror on the terms and conditions set forth therein (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

STOCKHOLDER SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. The Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Company Stockholder shall be bound by and comply with Sections 6.5 (Acquisition Proposals) and 11.12 (Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Company Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Company” contained in Section 6.5 of the Merger Agreement (other than Section 6.5(i) or Section 6.5(iii) or for purposes of the definition of Acquisition Proposal) also referred to the Company Stockholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 10.1 thereof[, (c) such date and time that the Merger Agreement (including any exhibits, schedules or agreements referred to therein) shall be amended, modified or supplemented without the prior written consent of the Company Stockholder and (d) such date and time that a provision in the Merger Agreement shall be waived by the Company without the prior written consent of the Company Stockholder]1 (the earliest of clauses (a), (b)[, (c) and (d),] the “Expiration Time”), the Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any of its affiliates (and any of the Company Stockholder’s and its affiliates’ respective executive officers and directors), so long as, prior to and as a condition to the effectiveness of any such Transfer, such affiliate or person executes and delivers to Acquiror a joinder to this Agreement in a form reasonably acceptable to such affiliate or person and the Acquiror.

Section 1.3 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to the Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) the Company Stockholder purchases or otherwise acquires (including by way of tender offer) beneficial ownership of any Subject Shares or (c) the Company Stockholder acquires (including by way of tender offer) the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired (including by way of tender offer) or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.

Section 1.4 Stockholder Agreements. Hereafter until the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the Stockholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the Stockholders of the Company requested by the Board of Directors of the Company or otherwise undertaken as contemplated by the Transactions, including in the form attached hereto as Exhibit A (which written consent shall be delivered within [five (5) days]2[forty-eight (48) hours]3, after (x) the Proxy Statement/Registration Statement (as contemplated by the Merger Agreement) has been declared effective and has been delivered or otherwise made available to the stockholders of Acquiror and the Company, and (y) the Company requests such delivery), the Company Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and the Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter): (a) to approve and adopt the Merger Agreement and the Transactions; and (b) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other similar business combination transaction (other than the Merger Agreement and

[1]	Only included for SB WW Holdings (Cayman) Limited.
[2]	Only included for SB WW Holdings (Cayman) Limited.
[3]	Only included for SVF Endurance (Cayman) Limited.

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the Transactions). The Company Stockholder hereby agrees that it shall not commit in writing or agree in writing to take any action inconsistent with the foregoing. [For the avoidance of doubt, this Section 1.4 shall have no effect on, or otherwise limit, the Company Stockholder from exercising its rights under Section 1.9.]4

Upon the failure of the Company Stockholder to timely provide its consent or vote its Subject Shares where required by, and in accordance with, this Section 1.4 pursuant to any action by written consent of the stockholders of the Company within the timeframe specified in this Section 1.4 or at any applicable meeting of the stockholders of the Company, the Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as the Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the Company Stockholder’s name, place and stead, to deliver any action by written consent of the stockholders of the Company concerning any of the matters specified in this Section 1.4 or attend any meeting of the stockholders of the Company concerning any of the matters specified in this Section 1.4, to include the Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote the Company Stockholder’s Subject Shares [(to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter)]5 in any action by written consent of the stockholders of the Company or at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, this Section 1.4. The Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

Section 1.5 No Challenges. The Company Stockholder agrees not to voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person directly and exclusively in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s rights under this Agreement and the other agreements entered into by the Company Stockholder in connection herewith, including the Company Stockholder’s right to receive the Company Stockholder’s portion of the Aggregate Merger Consideration as provided in the Merger Agreement.

Section 1.6 Affiliate Agreements. The Company Stockholder hereby agrees and consents to the termination of the following agreements, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror: (i) the Amended and Restated Stockholders’ Agreement, dated as of February 21, 2021 (the “Stockholders’ Agreement”), by and among the Company, the stockholders listed on Schedule A attached thereto, and (with respect to certain specified provisions) Adam Neumann, Miguel McKelvey and The We Company PI L.P.; (ii) the Amended and Restated Registration Rights Agreement, dated as of October 30, 2019, by and among the Company and the stockholders listed on Schedule A attached thereto[; and (iii) the Irrevocable Proxy and Power of Attorney, dated as of February 26, 2021, by and among SoftBank Group Corp., the Company Stockholder, the Company and Jared DeMatteis (in his capacity as officer of the Company) (the “Proxy”)]6.

Section 1.7 Registration Rights Agreement. The Company Stockholder will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement in the form attached as Exhibit C to the Merger Agreement.

[4]	Only included for SB WW Holdings (Cayman) Limited.
[5]	Only included for SB WW Holdings (Cayman) Limited.
[6]	Only included for SB WW Holdings (Cayman) Limited.

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Section 1.8 Stockholders Agreement. The Company Stockholder will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Stockholders Agreement in the form attached as Exhibit F to the Merger Agreement.

[Section 1.9 Amendments, Termination and Waivers. The Company shall provide the Company Stockholder with at least three (3) business days advance notice in writing of any proposed amendments, modifications or supplements to the Merger Agreement (including any exhibits, schedules or agreements referred to therein), any proposed waivers by the Company under the Merger Agreement or any proposed termination of the Merger Agreement, and the Company shall make its representatives available for the purpose of engaging in discussions with the Company Stockholder regarding any such proposed amendment, modification, supplementation, waiver or termination. The Company and Acquiror acknowledge and agree that any proposed amendment, modification or supplementation of the Merger Agreement (including any exhibits, schedules or agreements referred to therein), any proposed waiver by the Company of the Merger Agreement or any proposed termination of the Merger Agreement, in each case, requires the prior written consent of the Company Stockholder. For the avoidance of doubt, this Section 1.9 shall survive until the Merger is consummated or the Merger Agreement is terminated (in compliance with this Section 1.9).]7

Section 1.10 Further Assurances. The Company Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.11 No Inconsistent Agreement. The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.

Section 1.12 Consent to Disclosure. The Company Stockholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror or the Company to any Governmental Authority or to securityholders of Acquiror) of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement[; provided that, to the extent not prohibited by Law, the Company Stockholder and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror and the Company (as applicable) shall give reasonable and good faith consideration to any comments made by the Company Stockholder and its counsel]8. The Company Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC), subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege or similar privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law; and provided that, to the extent not prohibited by Law, the Company Stockholder and its counsel shall be given a reasonable opportunity to review such regulatory applications or filings and Acquiror and the Company (as applicable) shall give reasonable and good faith consideration to any comments made by the Company Stockholder and its counsel.

[7]	Only included for SB WW Holdings (Cayman) Limited.
[8]	Only included for SB WW Holdings (Cayman) Limited.

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Section 1.13 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, the Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company Stockholder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Stockholder. The Company Stockholder represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a) Organization; Due Authorization. It is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Company Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Company Stockholder. This Agreement has been duly executed and delivered by the Company Stockholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company Stockholder, enforceable against the Company Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the Company Stockholder.

(b) Ownership. The Company Stockholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens (x) pursuant to (i) this Agreement, (ii) the Company’s Amended and Restated Certificate of Incorporation, dated February 26, 2021, or Stockholders’ Agreement, (iii) the Merger Agreement, (iv) any applicable securities Laws, or (v) the Proxy, or (y) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Company Stockholder to perform its obligations under this Agreement or the consummation of the Transactions. The Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by the Company Stockholder on the date of this Agreement, and none of the Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder and under the Proxy and the Stockholders Agreement. Other than the Company Warrants set forth on Schedule I and the warrants to be issued by Acquiror, the Company Stockholder does not “beneficially own” (within the meaning of Rule 13d-3 of the Exchange Act) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. Other than any consents required under the organizational documents of the Company (including the Amended and Restated Stockholders’ Agreement, dated February 26, 2021, and any other similar documents that govern the operations of the Company), the execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Company Stockholder or (ii) require any consent or approval that has not been given or other action that has not

5

been taken by any Person (including under any Contract binding upon the Company Stockholder or the Company Stockholder’s Subject Shares), in each case, to the extent any such conflict or violation or lack of any such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company Stockholder of its obligations under this Agreement.

(d) Litigation. There are no Actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of its obligations under this Agreement.

(e) Adequate Information. The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Acquiror or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character regarding the subject matter hereof except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.

(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. The Company Stockholder understands and acknowledges that each of Acquiror and the Company is entering into the Merger Agreement in reliance upon the Company Stockholder’s execution and delivery of this Agreement.

Section 2.2 No Other Representations or Warranties of the Company Stockholder. Except for the representations and warranties made by the Company Stockholder in this ARTICLE II, neither the Company Stockholder nor any other Person makes any express or implied representation or warranty to the Company or Acquiror in connection with this Agreement or the Transactions, and the Company Stockholder expressly disclaims any such other representations.

Section 2.3 Representations and Warranties of Acquiror and the Company. Each of Acquiror and the Company represents and warrants as of the date hereof to the Company Stockholder (solely with respect to itself and not with respect to the other) as follows:

(a) Organization; Due Authorization. It is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within its corporate powers and have been duly authorized by all necessary corporate actions on its part. This Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes its legally valid and binding obligation, enforceable against it in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of Acquiror or the Company (as applicable).

(b) No Conflicts. The execution and delivery of this Agreement by it does not, and the performance by it of its obligations hereunder will not, (i) conflict with or result in a violation of its organizational documents or (ii) require any consent or approval that has not been given or other action that has

6

not been taken by any Person (including under any of its binding Contracts), in each case, to the extent any such conflict or violation or lack of any such consent, approval or other action would prevent, enjoin or materially delay its performance of its obligations under this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of Acquiror, the Company and the Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE DELAWARE CHANCERY COURT, OR IF SUCH COURT SHALL NOT HAVE JURISDICTION, ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF DELAWARE (AND ANY APPROPRIATE APPELLATE COURT THEREFROM) (THE “DELAWARE COURTS”) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE APPLICABLE DELAWARE COURT OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY THE APPLICABLE DELAWARE COURT OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED

7

BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Company Stockholder.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror:

BowX Acquisition Corp.

2400 Sand Hill Road, Suite 200
Menlo Park, California 94025
Attention:	Vivek Ranadive Murray Rode
Email:	vivek@bowcapital.com murray@bowcapital.com

with a copy to (which will not constitute notice):

Cooley LLP 101 California Street, 5th Floor
San Francisco, California 94111

8

Attention:	Jamie Leigh Garth Osterman Kevin Cooper
Email:	jleigh@cooley.com gosterman@cooley.com kcooper@cooley.com

If to the Company:

WeWork Inc.
45 W. 18th Street, Floor 6
New York, NY 10011
Attention:	Chief Legal Officer
Email:	legal@wework.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Howard L. Ellin C. Michael Chitwood Graham Robinson Laura P. Knoll
Email:	Howard.Ellin@skadden.com Michael.Chitwood@skadden.com Graham.Robinson@skadden.com Laura.Knoll@skadden.com

If to the Company Stockholder:

[SB WW Holdings (Cayman) Limited.][SVF Endurance (Cayman) Limited]

[with a copy to (which will not constitute notice):

Morrison & Foerster LLP
2100 L Street, NW, Suite 900
Washington, DC 20037
Attention:	David Slotkin Omar Pringle
Email:	DSlotkin@mofo.com OPringle@mofo.com][9]

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

[9]	Only included for SB WW Holdings (Cayman) Limited.

9

IN WITNESS WHEREOF, the Company Stockholder, Acquiror, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

COMPANY STOCKHOLDER:

[SB WW HOLDINGS (CAYMAN) LIMITED.]
[SVF ENDURANCE (CAYMAN) LIMITED]

By:
Name:
Title:

[Signature Page to Stockholder Support Agreement]

ACQUIROR:

BOWX ACQUISITION CORP.

By:
Name: Vivek Ranadivé
Title: Chairman and Co-Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

COMPANY:

WEWORK INC.

By:
Name: Jared DeMatteis
Title: Chief Legal Officer and Secretary

[Signature Page to Stockholder Support Agreement]

Exhibit A

Form of Written Consent

ACTION BY CONSENT

OF THE STOCKHOLDERS OF

WEWORK INC.

The undersigned stockholders of WeWork Inc. (the “Company”), collectively holding a majority of the outstanding capital stock of the Company, voting as a single class and on an as converted basis, hereby adopt the following resolutions by consent pursuant to Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”).

The Board of Directors of the Company (the “Board”) has determined that it is advisable and fair to, and in the best interests of, the Company and its stockholders to enter into, and has authorized the execution and delivery of, the Agreement and Plan of Merger in the form attached hereto as Exhibit A (the “Merger Agreement”), by and among the Company, BowX Acquisition Corp., a Delaware corporation (“Acquiror”), and BowX Merger Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and, subject to the adoption of the Merger Agreement by the stockholders of the Company, has approved the consummation of the transactions contemplated by the Merger Agreement.

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease, and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror.

The Board has recommended that the Company’s stockholders adopt the Merger Agreement and directed that the Merger Agreement and the transactions contemplated by the Merger Agreement be submitted to the Company’s stockholders for consideration and approval.

The undersigned stockholders hereby consent to the adoption of the Merger Agreement, and the Merger Agreement and the transactions contemplated by the Merger Agreement be, and hereby are, authorized, adopted and approved in all respects.

Each undersigned stockholder acknowledges and agrees that, by signing this Action by Consent, such stockholder irrevocably waives any appraisal or dissenters’ rights such stockholder may have under the DGCL or other applicable law with respect to the Merger Agreement and the transactions contemplated thereby.

[Signature Page Follows]

This Action by Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

By:
Name:
Title:

Dated:

Exhibit A

Merger Agreement

[See attached.]

Schedule I

Company Stockholder Subject Shares

[●]

[Schedule I to Stockholder Support Agreement]

Annex M

FORM OF LOCK-UP AGREEMENT

__________, 2021

[WeWork, Inc.

45 W. 18th Street, Floor 6

New York, NY 10011]1

[BowX Acquisition Corp.

2400 Sand Hill Rd., Suite 200

Menlo Park, CA 94025]2

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) is being delivered to [WeWork, Inc., a Delaware corporation (“WeWork”)]3 [BowX Acquisition Corp., a Delaware corporation (the “BowX”)]4, in accordance with the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among [BowX Acquisition Corp., a Delaware corporation (“BowX” or the “Company”)]5[BowX]6, BowX Merger Subsidiary Corp., a Delaware Corporation (“Merger Sub”) and [WeWork]7[[WeWork, Inc.], a Delaware corporation (“WeWork”)]8, pursuant to which, among other things, Merger Sub will be merged with and into WeWork on the Closing Date (the “Merger”), with WeWork surviving the Merger as a wholly owned subsidiary of BOWX. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Merger Agreement.

In order to induce [WeWork]9[BowX]10 to proceed with the Merger, the PIPE Investment and other transactions contemplated in the Merger Agreement[, including the filing of a proxy statement / registration statement on Form S-4]11 (collectively, the “Transactions”) and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with the [WeWork]12[BowX]13 as follows.

[1]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[2]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.
[3]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[4]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.
[5]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[6]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.
[7]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[8]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.
[9]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[10]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.
[11]	To be included for Adam Neumann.
[12]	To be included for BowX Sponsor, LLC, Vivek Ranadivé and Murray Rode.
[13]	To be included for Adam Neumann, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

1

Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of the [BowX]14[Company]15, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Common Stock, par value $0.0001 per share, of [BowX]16[the Company]17 (“Common Stock”) held by it immediately after the closing of the Transactions (the “Closing”), any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by it immediately after the Closing, [or]18 any securities convertible into or exercisable or exchangeable for Common Stock held by it immediately after the Closing[, any Partnership Units convertible into Common Stock held by it immediately after the Closing, or any Profits Units convertible into Partnership Units held by it immediately after the Closing]19 (the “Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) during the Lock-Up Period (as defined below) (the actions specified in clauses (i)-(iii), collectively, “Transfer”)[, in each case, until one year]20[until 270 days]21 after the Closing (the “Lock-Up Period”); provided, however, that if any [Lock-Up Stockholder (as defined below) enters]22[of SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited or Benchmark Capital Partners VII (AIV) L.P. enter]23 into a letter agreement relating to the subject matter hereof on terms and conditions that are less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver or amendment), the less restrictive terms and conditions

[14]	To be included for Adam Neumann.
[15]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[16]	To be included for Adam Neumann.
[17]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[18]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[19]	To be included for Adam Neumann.
[20]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[21]	To be included for Adam Neumann.
[22]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[23]	To be included for Adam Neumann.

2

[in such letter agreement with such Lock-Up Stockholder]24 shall apply to the Securityholder. [“Lock-Up Stockholders” means [SB WW Holdings (Cayman) Limited]25 [SVF Endurance (Cayman) Limited]26, [BowX Sponsor, LLC]27, [Benchmark Capital Partners VII (AIV) L.P.]28, [Sandeep Mathrani]29, [Benjamin Dunham]30, [Vivek Ranadivé]31 or [Murray Rode]32.]33

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(i)

in the case of an entity, Transfers to a [or distributions to any direct or indirect][34] stockholder, partner, member or affiliate of such entity [(or to any executive officer or director of such entity or of such entity’s affiliates)][35] [or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or management with such entity or affiliates of such entity (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by or under common management as such partnership)][36];

(ii)

in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, Transfers pursuant to a qualified domestic relations order or divorce settlement;

(v)	in the case of an entity, Transfers by virtue of the laws of the state [or jurisdiction][37] of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(vi)	transactions relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the Closing,

[24]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[25]	To be excluded for SB WW Holdings (Cayman) Limited.
[26]	To be excluded for SVF Endurance (Cayman) Limited
[27]	To be excluded for BowX Sponsor, LLC.
[28]	To be excluded for Benchmark Capital Partners VII (AIV) L.P.
[29]	To be excluded for Sandeep Mathrani.
[30]	To be excluded for Benjamin Dunham.
[31]	To be excluded for Vivek Ranadivé.
[32]	To be excluded for Murray Rode.
[33]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[34]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[35]	To be included for SB WW Holdings (Cayman) Limited and SVF Endurance (Cayman) Limited.
[36]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[37]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

3

provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(vii)

the exercise of any options or warrants to purchase Common Stock (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis)[, the conversion of Profits Units (as defined in the Second Amended and Restated Agreement of Exempted Limited Partnership of The We Company Management holdings, L.P., dated as of October 30, 2019 (the “Partnership Agreement”)) into Partnership Units (as defined in the Partnership Agreement) or the conversion of Partnership Units into Common Stock][38];

(viii)

Transfers (including forfeitures) [(x)][39] to [BowX (or any of its subsidiaries, as applicable)][40] [the Company][41] to satisfy tax withholding obligations pursuant to equity incentive plans or arrangements of [BowX (or any of its subsidiaries, as applicable)][42][the Company][43][or (y) pursuant to an escrow arrangement with the Company with respect to tax withholding obligations pursuant to the Code][44];

(ix)

Transfers to [BowX (or any of its subsidiaries, as applicable)][45][the Company][46] pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by [BowX (or any of its subsidiaries, as applicable)][47][the Company][48]or forfeiture of the Securityholder’s Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to [BowX (or any of its subsidiaries, as applicable)][49][the Company][50];

(x)

the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that (a) no sales of Securities, shall be made by Securityholder pursuant to such Trading Plan during the Lock-Up Period, and (b)(x) no public announcement or filing shall be made voluntarily regarding such plan during the Lock-Up Period or (y) if any public announcement is required of or voluntarily made by or on

[38]	To be included for Adam Neumann.
[39]	To be included for SB WW Holdings (Cayman) Limited and SVF Endurance (Cayman) Limited.
[40]	To be included for Adam Neumann.
[41]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[42]	To be included for Adam Neumann.
[43]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[44]	To be included for SB WW Holdings (Cayman) Limited and SVF Endurance (Cayman) Limited.
[45]	To be included for Adam Neumann.
[46]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[47]	To be included for Adam Neumann.
[48]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[49]	To be included for Adam Neumann.
[50]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

4

behalf of the Securityholder or [BowX (or any of its subsidiaries, as applicable)][51][the Company][52] regarding such plan, then such announcement or filing shall include a statement to the effect that no Transfer may be made under such plan during the Lock-Up Period;

(xi)

transactions in the event of completion of a liquidation, merger, [consolidation,][53] stock exchange, [reorganization,][54] tender offer or other similar transaction which results in all of [BowX’s][55][the Company’s][56] securityholders having the right to exchange their shares of Common Stock for cash, securities or other property;

(xii)

transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Merger Agreement was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case, solely to the extent necessary to cover any tax liability as a result of the transaction; and

(xiii)

[Transfers (including, for the avoidance of doubt, release of Collateral (as defined in the A&R Pledge Agreement)) permitted pursuant to the (a) Amended and Restated Stock Pledge Agreement, dated as of February 25, 2021 (the “A&R Pledge Agreement”), by and among Adam Neumann, WE Holdings LLC, ANINCENTCO1 LLC, ANINCENTCO2 LLC, ANINCENTCO3 LLC and StarBright WW LP (“Starbright”), or (b) the Amended and Restated Secured Non-Recourse Promissory Note, dated as of February 25, 2021, by and between Neumann and Starbright.][57][in connection with the creation of any charge, lien, mortgage, pledge or other security interest or posting as collateral of any of the Securityholder’s Securities in connection with a bona fide loan transaction; provided that prior to entering into the collateral agreement or similar agreement in connection with the loan transaction, each pledgee shall execute and deliver to the Company a lock-up agreement in substantially the form of this Letter Agreement to take effect in the event that the pledgee takes possession of the Securityholder’s Securities as a result of a foreclosure, margin call or similar disposition.][58]

[51]	To be included for Adam Neumann.
[52]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[53]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[54]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[55]	To be included for Adam Neumann.
[56]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

[57]	To be included for Adam Neumann.
[58]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

5

provided, however, that in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions; provided, further, that solely in the case of clause (i), members of a securityholder shall not be required to enter into such agreement if they will own shares with an aggregate value of less than $10,000,000 following such Transfer. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the Securityholder; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

The Securityholder hereby represents and warrants that such Securityholder has full power and authority to enter into this Letter Agreement and that this Letter Agreement constitutes the legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms. Upon request, the Securityholder will execute any additional documents necessary in connection with enforcement hereof. Any obligations of the Securityholder shall be binding upon the successors and assigns of the Securityholder from and after the date hereof.

[If a discretionary release or waiver from the restrictions set forth in this Letter Agreement is granted to any executive officer, director or holder that beneficially owns 1% or more of the outstanding shares of Common Stock of the Company immediately following the completion of the Merger (the “Releasee”), then the Securityholders’ Shares will be released on a pro rata basis from the restrictions hereunder, based on the number of securities held by the Securityholder immediately following the completion of the Merger on an as-converted basis (the “Release Date”). The Company shall, within two business days prior to such release, send notice to the Securityholder stating the same percentage of Securities held by the Securityholder as is held by the Releasee on an as-converted basis shall be released from the restrictions set forth herein on the Release Date. The provisions of this paragraph will not apply if (i)(a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee agrees to be bound in writing by the restrictions set forth herein, or (ii) the aggregate value of the release or waiver does not exceed two million dollars calculated using the last reported closing price of the Common Stock on the exchange on which the Common Stock is listed on the Release Date multiplied by the number of shares being released (for the avoidance of doubt, each individual affiliate of the Releasee that is a party to a separate lock-up agreement with the Company shall be treated as the same stockholder).]59

This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the

[59]

To be included for BowX Sponsor, LLC, Vivek Ranadivé, Murray Rode, Benchmark Capital Partners VII (AIV) L.P., SB WW Holdings (Cayman) Limited, SVF Endurance (Cayman) Limited, Sandeep Mathrani and Benjamin Dunham.

6

substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in any Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

This Letter Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7

This Letter Agreement shall automatically terminate upon the earlier to occur of the (i) the expiration of the Lock-Up Period and (ii) the termination of the Merger Agreement.

[remainder of page intentionally left blank]

Very truly yours,

(Name of Securityholder – Please Print)

(Signature)

(Name of Signatory if Securityholder is an entity – Please Print)

(Title of Signatory if Securityholder is an entity – Please Print)

Address:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Indemnification of Directors and Officers.

Our Existing Charter provides that all of our directors, officers, employees and agents are entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections

(a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)

For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)

For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)

The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Paragraph B of Article Eighth of our Existing Charter provides:

“The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Item 20. Indemnification of directors and officers.

BowX has entered into agreements with BowX’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Certificate of Incorporation. BowX has purchased a policy of directors’ and officers’ liability insurance that insures BowX’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against BowX’s obligations to indemnify BowX’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, BowX has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statements Schedules.

(a)	Exhibits.

Exhibit Number	Description

2.1¥**	Agreement and Plan of Merger, dated as of March 25, 2021, by and among BowX., Merger Sub and WeWork (included as Annex A to the proxy statement/prospectus, which is part of this Registration Statement).

3.1**	Amended and Restated Certificate of Incorporation of BowX, as currently in effect (incorporated by reference to Exhibit 3.1 to BowX’s Current Report on Form 8-K filed with the SEC on August 10, 2020).

3.2**	Bylaws of BowX, as currently in effect (incorporated by reference to Exhibit 3.3 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

3.3**	Form of Second Amended and Restated Certificate of Incorporation of BowX, to become effective immediately upon the completion of the business combination (included as Annex B to the proxy statement/prospectus, which is part of this Registration Statement).

3.4**	Form of Amended and Restated Bylaws of BowX, to become effective immediately upon the completion of the business combination (included as Annex C to the proxy statement/prospectus, which is part of this Registration Statement).

4.1**	Specimen Unit Certificate of BowX Acquisition Corp. (incorporated by reference to Exhibit 4.1 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

4.2**	Specimen Class A Common Stock Certificate of BowX (incorporated by reference to Exhibit 4.2 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

4.3**	Specimen Warrant Certificate of BowX (incorporated by reference to Exhibit 4.3 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

4.4**	Warrant Agreement, dated August 4, 2020, between BowX Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to BowX’s Current Report on Form 8-K filed with the SEC on August 10, 2020).

4.6**	Specimen Common Stock Certificate of New WeWork.

5.1*	Opinion of Cooley LLP.

8.1**	Tax Opinion of Cooley LLP.

8.2**	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

10.1**	Form of Letter Agreement from each of BowX’s initial stockholders, officers and directors (incorporated by reference to Exhibit 10.1 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

10.2**	Investment Management Trust Agreement, dated August 4, 2020, between Continental Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 10.1 to BowX Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on August 10, 2020).

10.3**	Promissory Note, dated May 26, 2020, between BowX and Sponsor (incorporated by reference to Exhibit 10.3 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

10.4**	Administrative Services Agreement, dated August 4, 2020, between BowX and Bow Capital Management LLC (incorporated by reference to Exhibit 10.3 to BowX’s Current Report on Form 8-K filed with the SEC on August 10, 2020).

10.5**	Registration Rights Agreement, dated August 4, 2020, between BowX and certain security holders (incorporated by reference to Exhibit 10.2 to BowX’s Current Report on Form 8-K filed with the SEC on August 10, 2020).

Exhibit Number	Description

10.6**	Form of Amended and Restated Registration Rights Agreement, by and among New WeWork, Sponsor, certain former stockholders of WeWork, and certain security holders of New WeWork (included as Annex I to the proxy statement/prospectus, which is part of this Registration Statement).

10.7**	Form of subscription agreement for private placement warrants (incorporated by reference to Exhibit 10.5 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

10.8**	Form of Indemnification Agreement of BowX (incorporated by reference to Exhibit 10.6 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

10.9**	Form of purchase agreement of with funds managed by BlackRock, Inc. (incorporated by reference to Exhibit 10.8 to BowX’s Registration Statement on Form S-1 (File Nos. 333-239941 and 333-240430).

10.10**	Form of Subscription Agreements (included as Annex J to the proxy statement/prospectus, which is part of this Registration Statement).

10.11**	Form of Sponsor Support Agreement (included as Annex K to the proxy statement/prospectus, which is part of this Registration Statement).

10.12**	Form of Stockholder Support Agreement with certain WeWork Stockholders (included as Annex H to the proxy statement/prospectus, which is part of this Registration Statement).

10.13**	Form of Stockholder Support Agreement with certain SoftBank parties (included as Annex L to the proxy statement/prospectus, which is part of this Registration Statement).

10.14**	Form of Lock-Up Agreement (included as Annex M to the proxy statement/prospectus, which is part of this Registration Statement).

10.15**	Credit Support Letter, dated March 25, 2021, (incorporated by reference to Exhibit 10.7 to BowX’s Current Report on Form 8-K filed with the SEC on March 30, 2021).

10.16**	Form of Stockholders Agreement (included as Annex G to the proxy statement/prospectus, which is part of this Registration Statement).

10.17**	Form of New WeWork 2021 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus, which is part of this Registration Statement).

10.18**	Form of New WeWork 2021 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus, which is part of this Registration Statement).

10.19**	Form of First Warrant.

10.20**	Form of LC Warrant.

10.21**	Commitment Letter, dated March 25, 2021, by and between BowX, WeWork Companies LLC, StarBright WW LP, and WW Co-Obligor Inc. (included as Annex F to the proxy statement/prospectus, which is part of this Registration Statement).

10.22*	Form of Second Amended and Restated Agreement of Exempted Limited Partnership of The We Company Management Holdings L.P.

23.1*	Consent of Independent Registered Public Accounting Firm of BowX.

23.2*	Consent of Independent Registered Public Accounting Firm of WeWork.

23.3*	Consent of Cooley LLP (included in Exhibit 5.1 hereto).

24.1**	Power of Attorney (included on the signature page of this Registration Statement).

99.1**	Form of Proxy Card for the Registrant’s Special Meeting.

Exhibit Number	Description

99.2**	Consent of Sandeep Mathrani to be named as director.

99.3**	Consent of Marcelo Claure to be named as director.

99.4**	Consent of Michel Combes to be named as director.

99.5**	Consent of Bruce Dunlevie to be named as director.

99.6**	Consent of Deven Parekh to be named as director.

99.7**	Consent of Vivek Ranadivé to be named as director.

99.8**	Consent of Kirthiga Reddy to be named as director.

99.9**	Consent of Jeffrey Sine to be named as director.

99.10**	Consent of Véronique Laury to be named as director.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104.**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Previously filed.
¥

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings.

1.	The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of September, 2021.

BOWX ACQUISITION CORP.

By:	/s/ Vivek Ranadivé
Name: Vivek Ranadivé
Title: Chairman and Co-Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Vivek Ranadivé	Chairman and Co-Chief Executive Officer	September 16, 2021
Vivek Ranadivé	(Principal Executive Officer)

/s/ Murray Rode	Co-Chief Executive Officer, Chief Financial Officer	September 16, 2021
Murray Rode	(Principal Financial and Accounting Officer), Secretary, Treasurer and Director

*	Director	September 16, 2021
Eric C.W. Dunn

*	Director	September 16, 2021
Lori Wright

*	Director	September 16, 2021
Vijay Advani

*By:	/s/ Vivek Ranadivé
Vivek Ranadivé
Attorney-in-Fact